UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 20, 2015

Barclays PLC

(Names of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x            Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

EXHIBIT INDEX

Exhibit No.	Description

1	Barclays PLC Annual Report 2014

2	Barclays PLC Strategic Report 2014

3	Barclays PLC Pillar 3 Report 2014

4	Barclays PLC Notice of Annual General Meeting 2015

5	Barclays PLC Proxy Cards

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: March 20, 2015

By: /s/ Marie Smith
Marie Smith
Assistant Secretary

Helping people achieve their ambitions – in the right way

Barclays PLC Annual Report 2014

What is this report?

The 2014 Annual Report includes a Strategic Report that summarises the key elements of the full report. The Strategic Report is in line with the regulations and best practice as advised by the Financial Reporting Council, and the Department of Business, Innovation & Skills. The design changes this year with increased infographics are intended to facilitate more effective communication with all our stakeholders, and to provide more concise and relevant narrative reports. These objectives are entirely in line with our aim to become more clear and transparent on our journey to be the ‘Go-To’ bank. We will continue to engage with stakeholders to identify ways in which we can further advance this agenda.

Notes

The term Barclays or Group refers to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the year ended 31 December 2014 to the corresponding twelve months of 2013 and balance sheet analysis as at 31 December 2014 with comparatives relating to 31 December 2013. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; and the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively.

The comparatives have been restated to reflect the implementation of the Group structure changes and the reallocation of elements of the Head Office results under the revised business structure. These restatements were detailed in our announcement on 10 July 2014, accessible at barclays.com/ barclays-investor-relations/results-and-reports. Balance sheet comparative figures have also been restated to adopt the offsetting amendments to IAS 32, Financial Instruments: Presentation.

References throughout this report to ‘provision for ongoing investigations and litigation relating to Foreign Exchange’ means a provision of £1,250m held as at 31 December 2014 for certain aspects of ongoing investigations involving certain authorities and litigation relating to Foreign Exchange.

Adjusted profit before tax, adjusted attributable profit and adjusted performance metrics have been presented to provide a more consistent basis for comparing business performance between periods. Adjusting items are considered to be significant but not representative of the underlying business performance. Items excluded from the adjusted measures are: the impact of own credit; goodwill impairment; provisions for Payment Protection Insurance and claims management costs (PPI) and interest rate hedging redress; gain on US Lehman acquisition assets; provision for ongoing investigations and litigation relating to Foreign Exchange; loss on announced sale of the Spanish business; and Education, Social Housing, and Local Authority (ESHLA) loan valuation revision. As management reviews adjusting items at a Group level, results by business are presented excluding these items. The reconciliation of adjusted to statutory performance is done at a Group level only.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the Results glossary that can be accessed at barclays.com/results.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group’s plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group’s future financial position, income growth, assets, impairment charges and provisions, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend pay-out ratios), projected levels of growth in the banking and financial markets, projected costs or savings, original and revised commitments and targets in connection with the Transform Programme and Group Strategy Update, run-down of assets and businesses within Barclays Non-Core, estimates of capital expenditures and plans and objectives for future operations, projected employee numbers and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under International Financial Reporting Standards (IFRS), evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules (including with regard to the future structure of the Group) applicable to past, current and future periods; UK, US, Africa, Eurozone and global macroeconomic and business conditions; the effects of continued volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of the Group; the potential for one or more countries exiting the Eurozone; the impact of EU and US sanctions on Russia; the implementation of the Transform Programme; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group’s control. As a result, the Group’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, and expectations set forth in the Group’s forward-looking statements. Additional risks and factors are identified in our filings with the SEC including our Annual Report on Form 20-F for the fiscal year ended 31 December 2013, which are available on the SEC’s website at sec.gov and in our Annual Report for the fiscal year ended 31 December 2014, which is available on the Barclays Investor Relations website at barclays.com/investorrelations.

Any forward-looking statements made herein speak only as of the date they are made and it should not be assumed that they have been revised or updated in the light of new information or future events. Except as required by the Prudential Regulation Authority, the Financial Conduct Authority, the London Stock Exchange plc (the LSE) or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Barclays’ expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has published or may publish via the Regulatory News Service of the LSE and/or has filed or may file with the SEC, including the 2014 20-F.

The strategic report An overview of our 2014 performance, a focus on our strategic direction, and a review of the businesses underpinning our strategy.
Shareholder information and contact details Useful references to manage your Barclays shareholding
Pages 343-346

Barclays PLC Annual Report 2014	barclays.com/annualreport

How do I read the Strategic Report?	Where can I find out more?
The focus of this Strategic Report is on making information highly accessible. The list of contents below maps the structure and flow of the report.

You can learn about Barclays’ strategy, our businesses and performance, approach to governance and risk online, where latest and archived annual and strategic reports are available to view or download.

The detailed

report

These parts of the Annual Report disclose detailed information on Barclays and its 2014 performance. Contents meet, and where insightful, go beyond minimal regulatory reporting standards.

Corporate governance			Financial review
Our corporate governance report details the governance processes of Barclays, the reports from each Board committee and presents how the Board support the delivery of our strategy	Governance contents	33	Our financial review details the performance of Barclays, including key performance indicators, and our businesses’ contribution to the overall performance of the Group	Key performance indicators	222
	Who we are	34		Consolidated summary income statement	224
	What we did	37
	How we comply	62		Income statement commentary	225
	Other statutory information	70		Consolidated summary balance sheet	227
	People	74
	Remuneration report	77		Balance sheet commentary	228
	Implementation of the Salz Review	111		Analysis of results by business	229

Risk report			Financial statements
Our risk report gives insight into the level of risk across Barclays’ businesses and portfolios, the material risks and uncertainties faced and the key areas of management focus	Risk review contents	113	Our financial statements gives detailed analysis of our statutory accounts, independently audited and providing in-depth disclosure and transparency on the financial performance of the business
	Material existing and emerging risks	115		Financial statements contents	245
				Consolidated financial statements	255
	Risk management	123		Notes to the financial statements	262
	Risk performance	141

barclays.com/annualreport	Barclays PLC Annual Report 2014 | 01

Becoming ‘Go-To’ Our approach

Chairman’s statement

The Barclays of today is a very different bank to the one that I joined in 2012.

From substantially improving our capital and leverage position to changing how we measure and reward performance through the Balanced Scorecard, we have made significant progress towards our goal of becoming the partner of choice for all our stakeholders. Indeed, we have accelerated the speed of this journey over the past 12 months. Our Purpose and Values are becoming embedded in the fabric of Barclays, fundamentally changing how we do business for the better. You can read more about our values-driven culture in the following pages.

In May of 2014 your Board endorsed a strategy update which created a reshaped Barclays, one that is better balanced, more focused, and positioned to succeed over the long term and deliver for shareholders. While there is much still to do, I am encouraged by the progress that we have made so far in executing those plans.

This report provides detail on the performance of our four core businesses: Personal & Corporate Banking, Barclaycard, Africa, and the Investment Bank. You will see that these operations are delivering positive results which are encouraging for shareholders.

Importantly, we have made significant advances in resolving legacy issues in the course of 2014 through working more closely and constructively than ever with our regulators across the world. The Board and I consider the conduct and practices that led to these issues are entirely inconsistent with the values to which we hold ourselves today. Our proactive efforts in resolving these issues will continue throughout 2015 and stand testament to our commitment to do business in the right way, putting issues that have been so damaging to our reputation behind us and supporting greater resilience, transparency, and sustainability for the long-term.

The banking sector will continue to face serious challenges associated with global uncertainty which is not only economic but also increasingly political and regulatory, in particular in several of the key geographies in which Barclays operates. Specifically, there will be significant change in the UK as we work to implement the ring-fencing requirements of the Financial Services (Banking Reform) Act 2013, as well as in the US to implement the provisions of the Dodd-Frank Act and other measures to complete the banking reform agenda; all of which are intended to eradicate the prospect of ‘too big to fail’. Despite the difficulties that they entail I have every confidence in Barclays’ ability to deliver against these challenges.

Barclays is 325 years old this year, 2015. By any standard of corporate longevity this is a remarkable achievement. The relentless focus of your Board and the Executive team has been, and will continue to be, on ensuring that the bank is primed for success for many more generations to come. We will continue to build on the solid foundations we have put in place to deliver on our commitments to customers, clients, colleagues, shareholders and broader society. Every year a new chapter is written into the history of this great institution and it has been a huge privilege to serve in the role of Chairman during what, I am sure, will be considered in the future to have been an important, positively transformational, period in Barclays’ history.

I wish this great bank, its shareholders, and John McFarlane, my successor as Chairman, every success for the future.

Sir David Walker

Chairman

02 | Barclays PLC Annual Report 2014	barclays.com/annualreport

Becoming ‘Go-To’ Our approach

Chief Executive’s strategic review

Today’s Barclays is a stronger business with better prospects than at any time since the financial crisis.

The execution of our Transform Strategy, which I set out in February 2013 and updated in May 2014, has created a focused international bank, delivering on the right priorities for all of our stakeholders, and positioned for growth.

Group adjusted profit before tax has increased by 12% in 2014. Personal & Corporate Banking and Barclaycard continue to thrive and grow, Africa has done well despite currency headwinds, and we are starting to see the impact of the changes in strategy in our Investment Bank.

While there is still work to do, we have made sustained and consistent progress against our Transform 2016 targets during the year, providing strong evidence that our strategy is working.

In our Core business, which represents the future of Barclays, adjusted Return on Equity is at nearly 11% excluding Costs To Achieve Transform, tracking well towards the 12% plus we are targeting for 2016. Barclays Non-Core run down is ahead of target, with Risk Weighted Assets reducing by nearly £35bn in the year, and now standing at just over £75bn.

I have repeatedly said that cost is, and will continue to be, a strategic battleground for our industry, and working cost effectively is essential to our future success. To this end, we have taken out nearly £1.8bn of spend from our business in 2014. This remarkable achievement, with further reductions to come in 2015, will enable Barclays to boost returns and drive sustainable competitive advantages across the Group.

I am pleased that we have made substantial progress in strengthening our capital position in the past year. Our fully loaded Common Equity Tier 1 ratio has improved to 10.5%, taking into account the effect of the disposal of our Spanish business completed on 2 January 2015, as well as absorbing the impact of a further provision in the fourth quarter for ongoing investigations and litigation relating to Foreign Exchange, and compares to 9.1% a year ago. Equally important, our Leverage Ratio increased to 3.7%. This means we are now very well positioned to achieve the Transform 2016 targets of greater than 11% and 4% respectively. In terms of dividends, we have declared a cash dividend of 6.5p for 2014, despite the unwelcome impact of substantial conduct provisions. We have a growing confidence in the capital position of the Group and continue to target a 40%-50% dividend payout ratio over time.

We are also performing well against the targets in our Balanced Scorecard.

Barclays measures performance today not just on the basis of what we deliver but now also on how we deliver. You can read more about the Balanced Scorecard and our progress on pages 11 to 16 of this Strategic Report. While we still have work to do against those targets, I have no doubt that this approach will support strong and sustainable performance for shareholders, aligned with our Purpose and Values.

We remain focused on addressing outstanding conduct issues, including those relating to Foreign Exchange trading. I regard the behaviour at the centre of these investigations as wholly incompatible with our values, and I share the frustration of colleagues and shareholders that matters like these continue to cast a shadow over our business. But resolving these issues is an important part of our plan for Barclays and although it may be difficult, I expect that we will make significant progress in this area in 2015.

This will be a year of continued delivery for our customers, clients, and shareholders as we look to accelerate execution of our plans. Our work is not complete, but we are on the right track, making steady progress against our strategic targets, and with every colleague committed to driving performance – as they are – we can have strong confidence in our ability to deliver.

Thank you for your continued support.

Antony Jenkins

Group Chief Executive

barclays.com/annualreport	Barclays PLC Annual Report 2014 | 03

Becoming ‘Go-To’ Our approach

With a focus on our stakeholders We will achieve our goal of becoming the ‘Go-To’ bank

◀ By upholding clear values and leading by example

Stakeholders

Barclays strives to create value for all of our stakeholders, balanced across both the short and the long-term. By taking this more holistic and considered approach we believe that our activities can stimulate mutually supportive outcomes across our stakeholders, including a focus on sustainable long-term return on equity.

In order to measure progress and hold ourselves to account, we have designated five stakeholder groups and assigned targets and metrics of particular relevance to each of them in the 5Cs of our Balanced Scorecard:

Taken together, our Balanced Scorecard targets define what we need to achieve over the next few years for Barclays to become the ‘Go-To’ bank. These targets are supported by strategic initiatives and priorities, which cascade naturally into all business unit and function scorecards.

Individual performance objectives are aligned to the 5Cs and linked to our overall targets, thus showing colleagues how their own efforts contribute towards the achievement of our organisational goal and how they serve our stakeholders over the longer term.

¡	Customers and Clients who purchase our products and services

¡	Colleagues who deliver and support the delivery of our products and services

¡	Communities (via Citizenship) within which we operate

¡	Regulators (via Conduct) who grant us our licence to operate in their jurisdictions

¡	Investors (via Company) who commit capital to us, which underpins our products and services

Further information on our stakeholders, and how we measure performance for each of the stakeholder needs can be found on pages 11 to 16

04 | Barclays PLC Annual Report 2014	barclays.com/annualreport

Becoming ‘Go-To’ Our approach

In this operating environment We continue to be proactive in adapting to the external environment

Our approach to value creation is consistent ▶

Operating environment and approach to risk

Barclays is a global financial services provider operating in 50 countries, with home markets in the UK, US and South Africa, governed by global and local regulatory standards.

Our environment continues to change. Central banks have launched unprecedented monetary policies such as Quantitative Easing and near-zero interest rates to stimulate growth. Further regulatory change, such as structural reform in the UK and US will require banks to segregate activities in order to create a safer banking environment and increase focus on capital, liquidity and funding. Conduct issues have hurt Barclays – and the banking industry – causing loss of trust amongst stakeholders.

Rebuilding trust is vital, enabling us to meet and exceed the growing needs of customers and clients. The power of technology has raised customer and client expectations, but also reduced the cost-to-serve through automation, process improvement and innovation while making customer experiences faster, more personalised and lower risk.

Without active risk management to address these external factors, our long-term goals could be adversely impacted. See page 09 to see how the strategy adapted in 2014.

The Barclays risk management framework, organised by our Principal Risks, sets out the activities, tools, techniques and arrangements we can employ to better identify, monitor and manage actual and potential risks facing the Bank. Risk appetite is set and verified at an appropriate level and procedures established to protect Barclays and prevent detriment to its customers, colleagues and communities. Barclays also manages human rights risk via our environmental and social risk procedures and guidance and reputational risk framework, and integrates human rights issues into business decision-making.

Our Principal Risks

Credit Risk: Financial loss should customers not fulfil contractual obligations to the Group.

Market Risk: Earnings or capital impact due to volatility of trading book positions or inability to hedge the banking book balance sheet.

Funding Risk: Failure to maintain capital ratios and liquidity obligations leading to inability to support normal business activity and meet liquidity regulatory requirements.

Operational Risk: Losses or costs resulting from human factors, inadequate internal processes and systems or external events.

Conduct Risk: Detriment caused to our customers, clients, counterparties, or the Bank and its employees through inappropriate judgement in execution of business activities.

Reputation Risk: Damage to Barclays brand arising from any association, action or inaction perceived by stakeholders as inappropriate or unethical. From the 1st January 2015, Reputation Risk will be combined with Conduct Risk.

For further information on how we assess and monitor risks, please see the Risk review on page 113

barclays.com/annualreport	Barclays PLC Annual Report 2014 | 05

Becoming ‘Go-To’ Our approach

Our approach to value creation is consistent Delivering our obligations to shareholders whilst meeting society’s needs in a responsible manner

◀ In this operating environment

Our business model

As a focused international bank, Barclays offers an integrated set of products and services across retail banking, wealth management, corporate banking and investment banking. We serve individuals, small and large businesses, corporations, institutions and governments.

Barclays seeks to satisfy the needs of our customers and clients by offering a well-rounded value proposition – a wide range of products and services – and thereby deliver a smoother income stream and sustainable returns. However, we do not seek to offer all things to all people.

Barclays’ competitive advantage arises from the scale and diversity of our businesses and the quality, character and relationships of our people.

For example, our Africa Banking and Personal & Corporate Banking (PCB) businesses are integrated regionally, focusing on delivering targeted solutions to individuals and businesses. We also undertake activities in selected other markets across the world in order to support the needs of customers and clients abroad.

In contrast, Barclaycard, the corporate division of PCB and the Investment Bank operate global models, using their international presence and capabilities to provide comprehensive cross-border solutions.

We also increasingly operate a shared service model for Central Functions to support our four core business clusters. Improving how we pool our resources has enabled us to take advantage of synergies through the sharing of ideas and collaboration from cross-functional working groups.

Our international reach and scale mean we have the responsibility – indeed the obligation – following our designation as a globally systemically important financial institution, to work together with our regulators to help reduce risk in the industry and provide a more sustainable banking landscape over the long term. We are actively engaging with a number of banking supervisors internationally to develop a new industry model and to ensure that our business is sustainable and flexible – ready to move into the future.

Further information on our business model can be found on our website at barclays.com/about-barclays/ strategy/business-model-value-creation.html

06 | Barclays PLC Annual Report 2014	barclays.com/annualreport

Becoming ‘Go-To’ Our approach

Through our broad service offer We maximise opportunities for value creation across our products and services

Our strategy remains on course ▶

The sum of the parts

Our business model enables us to provide continuing and relevant support to our customers and clients, whatever their stage of life. For example, for individuals, our structure can offer a safe place to store savings, help a first-time buyer take their first steps onto the property ladder, helping people from a variety of backgrounds to grow and manage their wealth, or provide cross-border advice for the affluent, for example helping family members abroad. For businesses it means being ready to help entrepreneurs launch a business, fund its growth, expand internationally, protect against currency risk, and issue bonds and listed equity shares.

We seek to add value to our clients through our end-to-end network. For example an individual retail customer in the UK is able to access current and savings account balances along with Barclaycard data all via the same mobile banking app, Pingit, our peer-to-peer payments service, is seamlessly integrated within our retail banking offering. Similarly, businesses big and small, and local authorities are able to make and receive Pingit payments to provide their customers more convenient ways to pay for goods and services. All these examples evidence the joined up approach to the way Barclays does banking for the benefit of our customers.

barclays.com/annualreport	Barclays PLC Annual Report 2014 | 07

Becoming ‘Go-To’ How we are doing

Our strategy remains on course To build a stronger, fitter, better bank

◀ Through our broad service offer

Strategy
Our Transform programme was launched in 2013 to deliver our strategy of reshaping Barclays to generate sustainable returns and to meet the needs of all our stakeholders.

Where we are now

2014 was a year of material change for Barclays. We still faced a challenging operating environment, but with greater clarity and on a stronger financial footing. As we continue to execute our Transform plan to make Barclays the ‘Go-To’ bank for all our stakeholders, we have optimised and adjusted our strategy and the shape of our business. These steps are necessary to deliver the Transform objective of a sustainable return on equity above the cost of equity in a changed regulatory and economic environment.

Barclays has taken decisive action in order to reduce risk, strengthen our balance sheet and increase the efficiency of our Core franchise operations. We will seek to deliver significantly improved and sustainable returns by focusing on areas of competitive advantage and exiting businesses where appropriate returns are no longer achievable.

Underpinning these actions is a continuing focus on cost. In a prolonged low-growth macroeconomic environment, cost will be the strategic battleground for banks. We remain committed to a material reduction in cost over time, enabled in part by technology, regardless of the income environment.

¡ We have completed the ‘Turnaround’ phase that stabilised the business and maintained short-term momentum
¡

We have put in place structured plans to de-risk, de-leverage and make Barclays more sustainable for the long-term as part of the ‘Return Acceptable Numbers’ phase. We are halfway through this journey, and already demonstrating strength in the fundamentals of capital build and leverage

¡

The final part of the plan, running alongside the other two components, is FORward Momentum. On our journey to become ‘Go-To’ we must continue to adapt Barclays for the future, ensuring that we do not return to short-term bias as we carry through our plans

We note that successful implementation of the Transform plan does carry significant execution risks; not least because progress is subject to unforeseen external developments and may therefore not be uniform or linear.

We monitor success of the Transform programme through the Balance Scorecard. See page 11

08 | Barclays PLC Annual Report 2014	barclays.com/annualreport

Becoming ‘Go-To’ How we are doing

Taking decisive action Proactive steps to adapt our strategy

Reshaping the business ▶

Three strategic shifts

The combined effect of the external factors discussed on page 05 has led to decisive action in three areas announced on 8 May 2014:

Identify core activities: Building further on our strengths by concentrating resources on our Core activities. In our sector-leading retail and corporate businesses we will invest in technology and process enhancements to transform how we interact with customers and the experience we can deliver to them.

In our Investment Bank, focusing on US and UK, we are shifting from a business dependent on balance sheet commitment to one more driven by clients’ origination needs, bringing greater balance to Barclays.

Invest for growth: A focus on Core parts of the Group where we see major opportunities – Barclaycard and Africa. We are committed to leading innovation in consumer payments; technology should enable us to achieve growth by reaching more customers. Having added 8.6m customers in the last 3 years at Barclaycard, we continue to have an appetite for selective expansion and portfolio acquisition where we can generate efficiencies and economies of scale.

Free up resources: Assets and activities no longer of strategic importance, given structural shifts in the operating environment or their sub-scale nature, have been brought together within Barclays Non-Core, to be managed separately for capital efficient, yet rapid exit.

Aligned to Transform targets

With these actions in mind we have set 2016 Transform targets to demonstrate our commitment and our journey towards our ultimate goal of becoming the ‘Go-To’ bank by 2018. While Group figures continue to include the impact of Non-Core, both Core and Non-Core have individual targets.

Our return on equity goal remains the same – to achieve a return on equity above our cost of equity. We will also maintain our focus on capital, leverage and dividend performance. Our 2016 capital target is a fully loaded CET1 ratio above 11%, as we move towards end-state capital requirements.

We continue to target a dividend payout ratio of 40% to 50% over time.

In our Core business, we aim to achieve a sustainable adjusted ROE above 12% by 2016, underpinned by an adjusted cost base of less than £14.5bn, down from £16.2bn at end 2013.

In Non-Core, our focus is on reducing the drag on the Core business. We are targeting a drag on ROE from Non-Core of less than 3% in 2016.

For an update on how we performed against our 2016 targets see page 32

barclays.com/annualreport	Barclays PLC Annual Report 2014 | 09

Becoming ‘Go-To’ How we are doing

Reshaping the business

With a focus on running down Non-Core operations to provide investment for the Core growth businesses

◀ Taking decisive action

Business shape

Barclays will seek to improve returns significantly through repositioning, simplifying and rebalancing. We intend to be a focused international bank with four Core businesses, operating only in areas where we have capability, scale and competitive advantage

In the future, as a result of these changes, Barclays will be leaner, stronger and much better balanced with an objective of delivering lower volatility, higher returns, and growth. This model, moving rapidly towards a better balance of activities and maintaining diversification, will help us to achieve our Transform targets within the emerging regulatory environment.

The Core Personal & Corporate Banking, Barclaycard and Africa Banking businesses accounted for 45% of 2013 RWAs, with the Core Investment Bank expected to represent no more than 30% of the Group total by 2016, compared with just over 50% pre-Strategy Update. Capital will be reallocated towards our growth businesses, particularly Barclaycard and Africa, and we will continue to reduce our cost base, with a core 2016 cost target of less than £14.5bn.

Overall, the rebalanced Group should deliver less volatile, and higher profitability over time, with a more equal split across our diversified portfolio of mature versus growth markets, investment banking versus retail and corporate banking, and within the Investment Bank, trading income versus advisory fees.

¡ Personal & Corporate Banking: a combination of our leading UK retail, corporate and wealth businesses, taking advantage of infrastructure cost synergies
¡ Barclaycard: a high returning business with strong and diversified international growth potential
¡ Africa Banking: a longer term regional growth business with clear competitive advantages
¡ Investment Bank: an origination-led and returns-focused business, delivering Banking, Equities, Credit and certain Macro products to our clients in a more capital efficient way

Barclays has also created Barclays Non-Core. This unit groups together those assets that are not strategically attractive to us in the emerging operating environment either because of structural shifts in the external environment or because they remain too small with limited opportunities for growth within our Group. Barclays will look to exit or run down these assets over time in a considered and responsible way that is respectful to those affected.

For more information on our businesses and their performance in 2014, please see page 17

10 | Barclays PLC Annual Report 2014	barclays.com/annualreport

Becoming ‘Go-To’ How we are doing

Our Balanced Scorecard

Measures progress and performance against our goal

For our Customers and Clients ▶

Notes
a	Revised due to creation of PCB as part of the May 2014 Strategy Update. Corporate clients now contribute to the NPS metric, and no longer contribute to the Client Franchise Rank.
b	Revised from 4.5%, post the Q213 £259m gain relating to assets not yet received from the US Lehman acquisition being treated as an adjusting item.
c	Revised from 9.3%, post full implementation for CRD IV reporting in 2014.
d	Revised from >10.5% following the Strategy Update.

Net Promoter, Net Promoter Score, and NPS are trademarks of Satmetrix Systems, Inc., Bain & Company, Inc., and Fred Reichheld. Under the Companies Act 2006, we are also required to report on the gender breakdown of our employees and ‘senior managers’. Of our global workforce of 132,300 (65,200 male, 67,100 female), 732 were senior managers (596 male, 136 female), which include Officers of the Group, certain direct reports of the Chief Executive, heads of major business units, certain senior managing directors and directors on the boards of undertakings of the Group, but exclude individuals who sit as directors on the board of the Company.

Introduction

In 2014 the Balanced Scorecard was used throughout the organisation and now forms part of the framework by which all staff are assessed. Individual performance objectives were aligned with the 5Cs.

This year we have seen steady progress across the Scorecard towards our 2018 targets especially in our Fully Loaded CRD IV CET1 ratio metric where recent European Banking Authority and Bank of England stress tests highlighted Barclays’ capital strength and resilience to stress scenarios. There was however deterioration in the Colleague Sustained Engagement and due to a restatement, a change in the Customer & Client Relationship NPS metric. Work will be done through 2015 and beyond to improve these. The move in both metrics is predominately due to changes Barclays has undergone through 2014 with the Strategy Update effecting structural change within the organisation, and a change to a broader channel offering to our retail customers with new technology. We will endeavour to improve both scores with further colleague engagement, and greater help within our retail network to adopt new technology as evidenced by our Digital Eagles programme.

There is still work to do and we remain focused on our 2018 targets. The following pages provide a review of each of the 5Cs.

Please see page 04 to see the stakeholders for whom we have designed the Balanced Scorecard

barclays.com/annualreport	Barclays PLC Annual Report 2014 | 11

Becoming ‘Go-To’ How we are doing

For our Customers and Clients We aim to be the bank of choice

◀ Our Balanced Scorecard

Balanced Scorecard metric	Actual		Actual	Target
	2013		2014	2018

PCB, Barclaycard and Africa Banking weighted average ranking of Relationship Net Promoter Score® vs. peer sets	3rd	[a]	4th	1st

Client Franchise Rank: Weighted average ranking of wallet share or customer satisfaction with priority clients in the Investment Bank	N/A		5th	Top 3

Note
a Revised due to the creation of PCB as part of the May 2014 Strategy Update. Corporate clients now contribute to the NPS metric, and no longer contribute to the Client Franchise Rank

¡	Relationship NPS ranking provides a simple customer advocacy measure and indicates growth potential across our franchise

¡	A ranking widely used in banking and other industries, it facilitates comprehensive benchmarking, simplifies target setting and identifies best practice, bringing the customer’s voice to the heart of Barclays. It is income-weighted using divisional customer satisfaction

¡	For the investment banking industry, NPS is not as widely measured. Therefore, a ‘Client Franchise Rank’ is calculated as measuring use of our products and services by target clients. Improving our rank with these clients is a key indicator of effectiveness in meeting their needs, supporting delivery of improved returns for Barclays

¡	Client Franchise Rank is a revenue-weighted ranking of our global client share across the Investment Bank

Relationship NPS

We are working hard to strengthen our brand and in 2014 we made it a priority to listen to our customers to gain a better understanding of what they want. We have focused on developing, testing and investing in technology such as video banking, cheque imaging, smart call and finger scanning to improve our customers’ and clients’ experience and to be responsive to their needs as these change. These new technologies developed in 2014 are now in place in branches across the UK, and help to make our most important interactions with customers and clients simple – putting power in their hands to transact when, where and how they want to.

We continue to simplify our products and services and improve what we offer to match customer needs with the right service model.

The deterioration of Relationship NPS performance at Group level in 2014 has been driven by scores awarded by UK retail customers. During 2014 legacy issues have continued to weigh heavily on the reputations of banking brands, Barclays among them. This year has also seen substantial investment in programmes designed to improve customer experience across our customer franchise in the long term. While these programmes can be disruptive to customer perception in the short-term, we are confident that this investment, together with a more positive outlook for our brand, will support our progress towards the perception of Barclays as the leading bank by 2018.

Through 2015, we need to ensure we deliver our investment programmes, with a focus on the UK retail customer environment in order to improve our largest customer footprint ranking. As we put in place an improved, efficient new banking experience in our branches, we will closely monitor customer reaction so that on-the-ground staff can help customers adapt to changes.

Client Franchise Rank

The metric is calculated on a new basis from 2014, with corporate clients that were surveyed as part of the 2013 metric now captured in the NPS score, reflecting organisational changes as a result of the Strategy Update. Although not directly comparable with the prior year score of 4th, our ranking of 5th for 2014 provides a strong platform from which to build as we aspire to our long-term goal of being ‘top 3’ with our target clients.

We will seek to achieve this goal by focusing on the following key areas:

¡	Innovating through technology: For example in 2014 we launched the Barclays Live iPad app for institutional clients – the app has now been downloaded by over 4,000 clients and has received very positive feedback
¡	Realigning our structure: As part of the Strategic Review in 2014 we brought Equities and Credit teams together under the same management to provide a more integrated approach. Closer alignment across Banking and Markets teams will also provide a more complete service to clients encompassing primary issuance and secondary trading

¡	Improving client management information and targeting: We have invested technology and resources in our management information and analytics that enable us to provide more finely targeted solutions for our clients

¡	Investing in people and conduct: The quality of our people and the way they do business is fundamental to building and maintaining strong relationships with our clients. In 2014 over 6,800 employees in client-facing roles took part in our new Conduct College, helping to develop our employee value proposition

We provide further detail on our products and services, as well as our services to customers and clients, such as Digital Eagles, at barclays.co.uk/digitaleagles

12 | Barclays PLC Annual Report 2014	barclays.com/annualreport

Becoming ‘Go-To’ How we are doing

For our Colleagues We create an environment where they can fulfil their potential

For Citizenship ▶

Balanced Scorecard metric	Actual 2013	Actual 2014	Target 2018

¡  Barclays believes strong levels of sustainable engagement improve the colleague experience and enable superior business performance

¡  To continuously improve sustainable engagement, we aim to provide a working environment supporting productivity and performance, and promoting individual physical and emotional well-being

¡  Sustainable engagement is measured through the global Employee Opinion Survey conducted in October 2014

¡  The percentage of women in senior leadership supports a key part of Barclays’ diversity strategy, fostering different perspectives which lead to greater innovation

¡  We work with our regulators, governments, partners and peers to benefit collectively from the skills advantage that diversity provides

¡  The metric is defined as the number of female directors and MDs as a percentage of the total director and MD population

Sustained Engagement of colleagues score	74%	72%	87-91%

% women in senior leadership	21%	22%	26%

Sustained Engagement

Our colleagues are fundamental to our business. We are committed to investing in them and ensuring they are fully motivated and energised to deliver strong performance. To monitor our progress on sustainable engagement, a Group-wide approach to measuring employee feedback was defined in 2014, establishing a consistent baseline for tracking future progress. As part of this, in a first for Barclays, a global Employee Opinion Survey (EOS) was deployed across the Group in 2014, with over 90,000 colleagues participating.

Sustained Engagement at Barclays is currently 72%, representing a 2% decrease compared to 2013. This was disappointing, but the reduction in engagement was not as severe as we might have expected in a year of such challenges and change. We are working with senior leaders across the organisation to aim for improvement in 2015.

Collecting feedback from our colleagues enables us to understand what factors drive engagement, and helps shape our future people strategy. We remain firmly committed to creating the right environment for our colleagues to thrive as we progress on our journey to ‘Go-To’. In 2015, we will use the insight gained from the EOS to focus on three key areas (highlighted by our colleagues) to support and increase the Sustained Engagement of everyone at Barclays:

¡  Ensuring colleagues have access to the right tools and resources to fulfil their roles and deliver outstanding customer service

¡  Continuing to support our people’s personal growth and career aspirations, ensuring access to the right technical and professional development

¡  Providing clear strategic direction and leadership in creating the right environment for colleagues to do their best work

Women in senior leadership

Over the last year, we have maintained progress towards our gender representation goal within the Balanced Scorecard, seeing the proportion of women in senior roles increase from 21% to 22%. Although overall headcount across the Group has fallen in 2014, the increase we have seen in each of the last two consecutive years in senior female representation is testament to the range of initiatives focused equally on providing development opportunities for our talented women and establishing an inclusive culture where all talent can thrive.

8,500 senior leaders globally have undertaken our Unconscious Bias Training programme, promoting greater awareness of the importance of inclusive leadership and of reducing unintended bias in all aspects of talent management and assessment. We have also continued to sponsor our Women’s Initiatives Network (WIN) promoting a positive workplace environment for all colleagues.

More broadly, our innovative ‘Women in Leadership Index’ lists publicly traded US companies with gender-diverse leadership (defined as companies with a female CEO or at least 25% female members on their board). In an industry first, Exchange Traded Notes track the return of the index so investors can support the move towards gender equality.

We continue to build a pipeline of next-generation leaders, highlighting female talent. For example our Barclays Women in Technology Group encourages able women to take up IT careers in banking and finance. At Executive level, our ‘Women on Boards’ programme is developing board-readiness among selected senior women so they can take on non-executive director roles on the boards of publicly-listed companies.

To reach our 2018 goal of 26% women in senior leadership roles we must ensure strong forward momentum. Continuing emphasis on an inclusive workplace culture must go hand-in-hand with further development opportunities nurturing aspiration and enabling our diverse talent to fulfil their potential within our industry and beyond.

More information can be found at barclays.co.uk/Accessibility You can also read more at page 74 in our People section

barclays.com/annualreport	Barclays PLC Annual Report 2014 | 13

Becoming ‘Go-To’ How we are doing

For Citizenship We have a positive impact on the communities in which we operate

◀ For our Colleagues

Balanced Scorecard metric	Actual 2013		Actual 2014	Target 2015

Citizenship Plan – initiatives on track or ahead	10/11		11/11	Plan targets

The way we do business

‘Barclays Way’ Code (Full Time Employees attested)	85%		98%	97%

Citizenship Reputation Tracker (YouGov survey)	4.9/10		5.1/10	6.5/10 (2018 Target)

Global carbon emissions (tonnes CO2, reduction against a 2012 baseline)	-9.4%	[b]	-21.7%	-10%

Percent of suppliers paid on time (45 days, by invoice value)	83%		85%	85%

Contributing to growth (cumulative)[a]

New and renewed lending to households	£67.4bn		£107.7bn	£150bn

New and renewed lending to SMEs	£24.5bn		£38.5bn	£50bn

Assist in raising financing for businesses & governments	£1,670bn		£2,487bn	£2,000bn

Number of participants at SME support events	95,000		159,700	120,000

Number of apprenticeships at Barclays in the UK	1,233	[b]	1,734	2,000

Balanced Scorecard metric	Actual 2013	Actual 2014	Target 2015

Supporting our communities (cumulative)[a]

Investment in community	£136.5m	£198.9m	£250m

Number of 10-35 year olds supported in building skills	2.43m	4.19m	5m

¡	Citizenship is an essential part of becoming the ‘Go-To’ bank for all stakeholders. This means we consider the impact of our day-to-day decisions on society and create positive long-term outcomes for our customers and clients, shareholders, employees and communities. It is one of the ways in which we live and strengthen our Purpose and Values

¡	The Barclays Citizenship Plan comprises global commitments organised around three areas where we believe we can have the most impact: The way we do business; Contributing to growth; and Supporting our communities

¡	The Balanced Scorecard tracks performance against eleven metrics based on our 2015 Plan commitments

¡	We are developing our Citizenship strategy for 2016 onwards and continue to work with stakeholders to inform our approach

¡	Further information is available in the Citizenship Data Supplement 2014

Notes

a	Cumulative performance to date: 2012-2014.
b	Adjusted from 2013: Carbon was 5.2%, Apprenticeships 1,153. Please see page 10 of Citizenship Data Supplement 2014.

The way we do business

We launched the Barclays Way code of conduct in 2013, which replaced a number of existing codes with one unifying document. The code was updated in 2014 and we met our target with 98% (2013: 85%) of our colleagues attesting to the Barclays Way.

The Citizenship Reputation Tracker is based on two surveys conducted for Barclays during 2014, among an audience of global stakeholders (from politics, the media, business, NGOs and other sectors). The average score was 5.1/10 (2013: 4.9/10), with increases across the underlying components.

We exceeded our 2015 target to reduce global carbon emissions by 10% against a 2012 baseline. Our 21.7% reduction was achieved through: the implementation of programmes and policies that improved our operational energy efficiency and streamlined our business travel; and through a significant reduction in our property portfolio.

We aim to ensure there is no delay in paying our suppliers and understand the importance of cash flow. In 2014, we achieved 85% on-time payment by value.

Contributing to growth

In line with our Citizenship Plan commitments we are on track to deliver £150bn of new and renewed lending to households and £50bn to SMEs by the end of 2015. As at the end of 2014, we have delivered £107.7bn for households and £38.5bn for SMEs on a cumulative basis.

In order to help small businesses gain confidence we have provided more than 159,700 people with business advice and support through seminars, tools, clinics and workshops to date, exceeding our target of 120,000 attendees by end 2015, driven by an increase in African programmes.

We exceeded our target to help raise £2,000bn of financing for businesses and governments by the end of 2015, raising a total of £2,487bn by the end of 2014.

Banks play a pivotal role in enabling the flow of capital towards environmentally or socially beneficial activity. In 2014, we helped direct £5.9bn (2013: £4bn) of financing in the clean energy and clean technology sectors globally. Green Bonds continued to grow as a way of financing environmental projects: we signed the Green Bond Principles; launched a Green Bond Index in partnership with MSCI Inc; and committed to investing a minimum of £1bn in Green Bonds by November 2015 to form part of our liquid asset buffer.

We are on track to meet our goal of 2,000 apprentices by the end of 2015, with a cumulative total of 1,734 (2013: 1,233) apprentices at Barclays in the UK. We also support wider employability initiatives, particularly our LifeSkills programme, which supports young people in preparing for work.

Supporting our communities

As part of our 5 Million Young Futures ambition we are working with leading charity and NGO partners to help five million disadvantaged young people develop the skills they need to fulfil their potential and to invest £250m in the community by the end of 2015. As at the end of 2014, we have invested a total of nearly £200m and more than four million young people have benefited from our programmes.

We provide further detail on our programmes and a range of case studies on our website at barclays.com/citizenship. In addition, we also provide further disclosures aligned to the Global Reporting Initiative G4 guidelines, in the Citizenship Data Supplement 2014

14 | Barclays PLC Annual Report 2014	barclays.com/annualreport

Becoming ‘Go-To’ How we are doing

For Conduct We aim to act with integrity in everything we do

For our Company ▶

Balanced Scorecard metric	Actual 2013	Actual 2014	Target 2018

Focusing on conduct helps us ensure we provide suitable products and services for customers and clients.

¡  Doing the right thing, in the right way, is central to sustainable long-term business returns, building our reputation, enhancing trust in the financial system more widely and avoiding future redress activity

¡   The Conduct measure is developed through a Conduct reputation survey, undertaken by YouGov, across a range of respondents including business and political stakeholders, the media, NGOs, charities and other opinion formers

¡  The 2014 Conduct score, taken from two surveys, each of 2,000 respondents, comprises questions relating to transparency, employee welfare, quality and customer value as well as trust

Conduct Reputation (YouGov survey)	5.2/10	5.3/10	6.5/10

During 2014 the Group continued to incur the significant costs of conduct matters and additional charges of £1,513m were recognised for customer redress including £1,270m for the cost of PPI remediation. Barclays also continues to be party to litigation and regulatory actions involving claimants who consider that inappropriate conduct by the Group has caused damage. Investigation in respect of various conduct issues related to Foreign Exchange remain ongoing and related class actions have been filed in US courts. As at 31 December 2014 a provision of £1,250m has been recognised for certain aspects of ongoing investigations involving certain authorities and litigation relating to Foreign Exchange. Resolution of these matters remains a necessary and important part of delivering the Group’s strategy.

In response, our Conduct Programme continues to develop and design tools to help us improve our focus on customer outcomes and putting customers and market integrity at the heart of our business:

¡  Governance: Enhanced governance arrangements, training and communications on conduct risk including Board-level oversight (the Board Conduct, Operational and Reputation Risk Committee was created in 2013), demonstrate our expectation that business models, product design and customer servicing aim for good customer outcomes and protection of market integrity expectations and perform as represented. Our representations are accurate and comprehensible so our customers understand the products and services they are purchasing

¡   We address any customer detriment and dissatisfaction in a timely and fair manner

¡   We safeguard the privacy of personal data

¡   We do not conduct or facilitate market abuse

¡   We do not conduct or facilitate crime

Barclays’ mean score on the ‘Conduct Index’ was stable at 5.3 (2013: 5.2), with minor improvement in all components of the Index. Progress towards the 2018 target of 6.5 is slower than desired as the impact of legacy issues act as a drag on the benefit of actions to improve management of conduct. We anticipate further challenges from legacy matters in 2015 however Barclays is clear about its responsibilities to all its stakeholders and is committed to resolving these matters in line with our Purpose and Values.

¡  Strategy-setting and decision-making: Barclays is embedding conduct risk in our strategy-setting and decision-making processes

We have reviewed and improved how conduct risk is assessed and reported throughout our global business. Our senior leaders are committed to putting customers at the heart of the decisions they make and aiming to consistently deliver on the 10 conduct risk outcomes:

¡  Our culture places customer interests at the heart of our strategy, planning, decision making and judgements

¡  Our strategy is to develop long term banking relationships with our customers by providing products and services that meet their needs and do not cause detriment

¡  We do not disadvantage or exploit customers, customer segments, or markets. We do not distort market competition

¡  We proactively identify conduct risks and intervene before they crystallise by managing, escalating and mitigating them promptly

¡  Our products, services and distribution channels are designed, monitored and managed to provide value, accessibility, transparency, and to meet the needs of our customers

¡   We provide banking products and services that meet our customers’

For further information on how we monitor and manage Conduct and reputation risk, and how the Board reviews it, please see page 211

barclays.com/annualreport	Barclays PLC Annual Report 2014 | 15

Becoming ‘Go-To’ How we are doing

For our Company We seek to effectively manage risk and create sustainable returns

◀ For Conduct

Balanced Scorecard metric (Barclays PLC Group)	Actual 2013		Actual 2014	Target 2018

Return on Equity (Adjusted)	4.1%	[a]	5.1%	>Cost of equity

Fully loaded CRD IV CET1 ratio	9.1%	[b]	10.3%	>11%[c]

a Revised from 4.5%, post the Q213 £259m gain relating to assets not yet received from the US Lehman acquisition being treated as an adjusting item.

b Revised from 9.3%, post full implementation for CRD IV reporting in 2014.

c Revised from 10.5% following the May 2014 Strategy Update.

Adjusted Return on Equity (RoE)

¡	Adjusted Return on Equity demonstrates the organisation’s ability to generate long-term sustainable returns for shareholders

¡	Adjusted RoE is calculated as adjusted profit for the year attributable to ordinary equity holders of the parent divided by average shareholders’ equity for the year excluding non-controlling and other equity interests. Shareholders’ equity is made up of share capital, retained earnings and other reserves

Fully Loaded CRD IV CET1 ratio

¡	Fully loaded CRD IV CET1 (Common Equity Tier 1) ratio demonstrates the capital strength and resilience of Barclays. By ensuring we are well capitalised relative to minimum capital requirements of regulatory authorities, we create a safer bank for customers and clients, and all stakeholders through challenging economic conditions

¡	The ratio expresses Barclays’ capital as a percentage of risk weighted assets as defined by the PRA, in the context of CRD IV (an EU Directive prescribing capital adequacy and liquidity requirements), and is part of the regulatory framework governing how banks and depository institutions are supervised

¡	Achievement of the targets set out for the other four Cs (Customer & Client, Colleague, Citizenship and Conduct) will contribute to the successful delivery of the Company targets

The focus of the Company metrics is to deliver long-term acceptable returns to shareholders in a sustainable way, maintaining adequate levels of capital to enable the bank to operate safely through challenging economic conditions.

Our principal commitment remains unchanged – to deliver an RoE above the cost of equity on a sustainable basis, consistent with the 2018 target.

The Group’s capital commitment is a fully loaded CET1 ratio above 11% in 2016, as we move towards the end-state capital requirements.

Adjusted RoE

Adjusted RoE excludes items that are significant but not representative of the underlying business performance. For a list of these items, please see page 32.

In 2014, adjusted RoE for the Group increased to 5.1% (2013: 4.1%) as adjusted profit before tax increased by 12% to £5,502m driven by improvements in PCB, Barclaycard and Non-Core. These were partially offset by a reduction in the Investment Bank and adverse currency movements impacting Africa Banking reported results.

RoE for the Core business decreased to 9.2% (2013: 11.3%). The returns of the Group and Core business were below the cost of equity, however, Barclays managed to reduce the RoE drag on the Group’s returns in the Non-Core business to 4.1% (2013: 7.2%), largely due to a £35bn reduction in RWAs.

The Group estimates its Cost of Equity for 2015 at 10.5%.

Fully Loaded CET1 ratio

Barclays’ capital management objective is to maximise shareholder value by prudently optimising the level, mix and distribution to businesses of its capital resources whilst maintaining sufficient capital resources to: ensure we are well capitalised relative to minimum capital requirements of regulatory authorities; to meet the Group’s risk appetite; and to support the Group’s credit rating.

In 2014 the Group’s CET1 ratio increased by 120bps to 10.3%, demonstrating strong progress towards meeting our target and continuing to exceed regulatory requirements. This improvement was achieved despite further provision for conduct issues. The main improvement in 2014 was a reduction in Non-Core RWAs of £35bn.

We are making strong progress towards our 2018 CET1 capital target. We will continue underlying capital generation and reduction of RWAs within Non-Core, whilst looking to allocate capital to RoE enhancing growth opportunities in our Core business.

For further detail on our financial performance, and the condensed income statement and balance sheet, please see the Financial review on page 221

16 | Barclays PLC Annual Report 2014	barclays.com/annualreport

Becoming ‘Go-To’ How we are doing

The activity in our business units Reflects our progress in becoming ‘Go-To’

Personal & Corporate Banking ▶

Types of customer and client are highlighted in blue.
From 8 May 2014, we changed our business structure to make it simpler, more focused, more balanced and much stronger. This means that each of our businesses has different opportunities and different focuses, all adding to the overall Group strategy.

The following pages provide an insight into what each of the new businesses does, the products they provide and markets they serve, and how they look to add value to Barclays’ business model through their contributions to the Balanced Scorecard.

How each of our businesses are becoming ‘Go-To’ will differ. For instance, the majority of our colleagues in Personal and Corporate Banking work in our distribution network whereas Africa Banking provides fundamental banking infrastructure to a developing continent. Hence the contribution of each of our businesses’ Balanced Scorecard will differ to the overall Balanced Scorecard for the Group, as seen on page 11. Therefore the metrics on the following pages demonstrate how each of our businesses contribute in their own individual way. Africa Banking replicates the Balanced Scorecard of the South African listed entity, Barclays Africa Group Limited.

barclays.com/annualreport	Barclays PLC Annual Report 2014 | 17

Becoming ‘Go-To’ How we are doing

Personal &
Corporate Banking

◀ The activity in our business units

How Personal & Corporate Banking contributes to our Balanced Scorecard

Customer and client
¡	Total complaints to the bank continue to decrease year-on-year. We publish complaint figures twice as frequently as the FCA requires, to be more open with our customers
¡	Corporate Client satisfaction rating ranked 1sta
¡	Innovation in digital: Over 3.7m downloads of Barclays Mobile Banking app and 2.2m Pingit users with over £1bn payments sent

Colleague
¡	Over 40,000 employees globally and 20% female senior leaders

Citizenship
¡	Helping customers and communities become digitally savvy through the Digital Eagles programme, with over 23k Digital Eagles appointed
¡	Supporting Diversity and Inclusion – ensuring everyone has access to our products and services

Conduct
¡	Conduct Risk Framework is being embedded throughout PCB with focus on delivering positive customer and client outcomes
¡	Conduct risk training launched, aimed to enhance understanding within the business

Company
Contribution to the Group	2014	2013	2012

Income (£m)	8,828	8,723	8,579

Adjusted profit before tax (£m)	2,885	2,233	2,455

Adjusted ROE (%)	11.9	9.7	11.1

Loan loss rate (bps)	21	28	30

Loans and advances to customers (£bn)	217	212.2	203.8

Customer deposits (£bn)	299.2	295.9	256.4

Note a Charterhouse customer satisfaction survey
Contribution to the Group’s total income
	£8,828m Total income increased 1% on prior year driven by balance growth and improved savings margins in Personal Banking and Mortgages.

Personal & Corporate Banking is a powerhouse, with the potential to challenge the traditional UK banking landscape. It is well positioned and combines high quality, leading businesses across Personal, Mortgages, Corporate and Wealth.

What we do

Personal & Corporate Banking (PCB) provides banking services which fulfill the fundamental banking needs of individuals and businesses: storing, receiving and paying monies in a safe, reliable and regulated manner.

PCB is subdivided into four main units, bringing together our Personal, Mortgages, Corporate and Wealth businesses:

¡  Personal Banking: provision of simple banking products to 16m customers, with a focus on transforming customer interactions through automating routine transactions and humanising important moments

¡  Mortgages: a single highly automated industrial strength engine to provide mortgage services to over 1.5m individuals

¡  Corporate Banking: an end-to-end proposition and service continuum that supports nearly one million UK customers and global clients, from start-ups, through FTSE 100 companies, to partnering with the largest global corporations

¡  Wealth: a wealth and investment management business for 36k high net worth and ultra high net worth clients

We are able to join up seamlessly Personal, Mortgages, Corporate and Wealth services to continue helping our customers and clients achieve their ambitions. The structure of PCB gives us the unique ability to create connections for our customers; to connect sellers with buyers and to encourage clients and customers to transact and do more business with each other.

We are continuing to transform customer and client interactions, enabling automated experiences for routine transactions, and offering a choice of channel (physical, telephony, or digital). We are already at the forefront of digital change, transforming the nature of banking globally through innovations such as Barclays Mobile Banking, Pingit, Voice Biometrics and Video Anywhere.

The digital revolution has transformed the lives and businesses of our customers and clients, and whilst the programmes may create changes, we are closely monitoring the experience and delivering change through on-the-ground staffing to help customers and clients receive an improved, efficient new banking experience. We are working hard to ensure that no-one is left behind:

¡  There has been huge effort in helping people become more comfortable with the internet through the Digital Eagles programme – allaying security fears and demonstrating functionality such as how to use an iPad, how to search for a web page and how to Skype with family and friends

¡  Our attention to innovation means we can ensure everyone has access to our products and services through capabilities such as talking ATMs and SignVideo

¡  We have supported over 1.1m young people with our LifeSkills programme, a free, curriculum-based programme designed to prepare young people for work

¡  PCB also supports society and the wider economy; in 2014 we advanced £13.8bn of lending to small businesses, £20.3bn of lending to households, and focused on a number of initiatives to contribute to the communities we operate in as part of our Citizenship agenda

18 | Barclays PLC Annual Report 2014	barclays.com/annualreport

Becoming ‘Go-To’ How we are doing

Barclaycard

Market environment and risks

The external market and environment in which PCB operates is constantly changing with emerging regulation, ongoing economic uncertainty, an evolving competitive landscape, and increasing customer expectations. The changing economic climate could impact interest rates or property prices, therefore closely review our credit risk indicators and appetite. Given our advances in technological solutions, we actively test the resilience of our infrastructure. We continue to monitor and manage our risks to ensure any of these changes are mitigated and within our risk appetite, and focus closely on adapting and evolving with the market, for example:

¡	Embracing technological innovation to enable our existing customers to do more with us
¡	Reshaping the way we interact with our customers so that we increase customer satisfaction and deepen customer engagement

2014 performance review

Profit before tax increased 29% to £2,885m driving a 2.2% increase in return on average equity to 11.9%. Personal and Mortgages income grew £119m to £4,159m due to balance growth and improved savings margins, partially offset by lower fee income. Corporate income was broadly in line at £3,592m (2013: £3,620m) as balance growth in lending and deposits was offset by margin compression. Wealth income was also broadly in line at £1,077m (2013: £1,063m) as growth in UK business and higher savings margins were offset by the effects of a substantial reorganisation to reduce the number of target markets whilst simplifying operations.

Impairment improved 22% to £482m and loan loss rate reduced 7bps to 21bps due to the improving economic environment in the UK, particularly impacting Corporate which benefited from one-off releases and lower defaults from large UK Corporate clients.

Continued reduction in operating expenses down 7% to £5,475m due to savings realised from the net closure of 72 branches as part of ongoing branch network optimisation, as well as investment in the customer experience across multiple channels and technology improvements to increase automation. PCB has made significant progress not only in identifying growth opportunities, but also in achieving operational efficiency. There is a strong and continuing internal focus on realising synergies, rationalising and automating systems and processes to reduce cost and improve controls.

Loans and advances to customers increased 2% to £217.0bn due to mortgage growth and Corporate loan growth, also increasing RWAs 2% to £120.2bn. Customer deposits increased to £299.2bn (2013: £295.9bn).

Our future priorities for Personal & Corporate Banking
We seek to:
¡	Facilitate and create connections between our PCB customers and clients
¡	Automate manual processes to ensure a better control environment and reduce cost
¡	Develop instant and transparent customer journeys to improve customer experience and satisfaction
¡	Extend our existing capabilities, technology and knowledge across our business
¡	Continue to innovate for our customers and clients, with a focus on new technology and transforming customer interactions

How Barclaycard contributes to our Balanced Scorecard

Customer and client
¡ 3.6m new customers gained
¡ £257bn payments volume in 2014
¡ Continued to drive payments innovation, introducing wearable payment forms in the UK and supporting the launch of Apple Pay in the US

Colleague
¡ 94% high performers retained
¡ Recognised as a leader in Diversity and Inclusion with 34% of senior leaders female

Citizenship
¡ £18.5bn new and renewed lending to households
¡ Launched Penny for London, an innovative way of charitable giving, powered by Barclaycard in partnership with the Mayor’s Fund for London
¡ Supporting ‘5 Million Young Futures’ through Yes2Chess and Apps for Good

Conduct
¡ Year on year complaints volume reduced by c.20% in 2014 in the context of an increasing customer base

Company
Contribution to the Group	2014	2013	2012

Income (£m)	4,356	4,103	3,816

Adjusted profit before tax (£m)	1,339	1,183	1,161

Adjusted ROE (%)	16.0	15.5	18.0

Loan loss rate (bps)	308	332	328

Loans and advances to customers (£bn)	36.6	31.5	28.8

Customer deposits (£bn)	7.3	5.1	2.7

Contribution to the Group’s total income

£4,356m Total income increased 6% on prior year driven by asset growth across all geographies.

barclays.com/annualreport	Barclays PLC Annual Report 2014 | 19

Becoming ‘Go-To’ How we are doing

Barclaycard is a leading consumer payments business offering a broad array of products and services to consumers and merchants.

What we do

Barclaycard provides solutions enabling consumers to buy and pay in the way they want, businesses to sell and accept payments in the way they want, and connects the two in a way which adds value to both. Operating across multiple geographies and distribution channels, we are one of the few consumer payments businesses that is able to serve both buyers and sellers. Our diversified business model allows us to deliver consistent returns across the economic cycle.

As consumers and businesses adopt more secure digital and online solutions, we continue to innovate – an area where Barclaycard delivers upon its heritage of being a leader. Examples include:

¡	Our collaboration with Transport for London (TfL) which, in September 2014, enabled TfL to accept any contactless card or device for payment across the whole of London’s transport network

¡	The launch of our wearable bPay band, an ‘open market’ payment product that can be linked to any UK credit or debit card and used at over 300,000 contactless payment terminals across the UK

¡	Barclaycard Anywhere – an app linked to a mobile card-acceptance terminal using smartphone technology to enable SMEs and larger Corporates with distributed workforces to take card payments remotely

In addition we have focused on delivering value to our cardholders by offering sector-leading products to our global customer and client base, including:

¡	Barclaycard Arrival, our award-winning US travel rewards product, with over 250k active customers and more than $825m in loans only 21 months after launching

¡	Leading the ‘best-buy’ tables for balance transfers in the UK for the whole of 2014, giving consumers the best offer in the market daily

By providing simple solutions that offer clear value, work reliably and create emotional engagement we can become the ‘Go-To’ bank for consumer payments.

Market environment and risks

Barclaycard operates in multiple geographies and is therefore exposed to the benefits and risks of each. Changes in the environment of these various markets can cause headwinds as a result of fluctuations in interest and foreign currency rates, or because of competitor activity in our different product and geographical offerings. These headwinds could increase impairment on our books or result in reduced income and impact our credit and market risk appetite. We ensure we maintain our risk appetite at an appropriate level across each of the risk categories while reflecting the current environment. For example we continue to lend responsibly and only to those for whom credit is suitable.

While our future growth plans may pose some execution risk, as we expand and deliver our strategy, our diversified business model limits the potential impact from the risks described above and can open up new lines of opportunity.

2014 performance review

Profit before tax increased 13% to £1,339m. Strong growth in 2014 was delivered through a diversified consumer and merchant business model, with customer numbers increasing to 30m (2013: 26m) and asset growth across all geographies. Growth has been managed on a well-controlled cost base, with the business focusing on scale through insourcing of services, consolidation of sites and digitalisation, resulting in an improvement in the cost to income ratio to 43%. The business focus on risk management is reflected in stable 30 day delinquency rates and falling loan loss rates. The diversified and scaled business model has allowed the business to deliver a strong return on average equity of 16.0% (2013: 15.5%).

Total income increased 6% to £4,356m reflecting growth in the UK consumer and merchant, Germany and US businesses, partially offset by depreciation of average USD against GBP.

¡	Net interest margin decreased to 8.75% (2013: 8.99%) due to a change in product mix and the impact of promotional offers, partially offset by lower funding costs

¡	Net fee and commission income increased 2% to £1,286m due to growth in payment volumes

Credit impairment charges increased 8% to £1,183m due to asset growth and enhanced coverage for forbearance.

Total operating expenses increased 1% to £1,874m driven by costs to achieve Transform, partially offset by depreciation of average USD against GBP, and savings from insourcing of services, consolidating of sites and digitalisation.

Loans and advances grew 16% to £36.6bn reflecting growth across all geographies. RWAs increased 12% to £39.9bn as a result. Customer deposits increased 43% to £7.3bn, reflecting the deposit funding strategy in the US.

Our future priorities for Barclaycard

Barclaycard’s strategic intent is to go on delivering strong growth and contribute to Barclays becoming the ‘Go-To’ bank. We seek to achieve this through:

¡	Selective expansion where we can generate efficiencies and economies of scale

¡	Investing to accelerate momentum in market sectors and geographies where we already have acknowledged strength

¡	Creating sustainable relationships and using our skills to support our communities

¡	Ensuring our products and services lead the industry in transparency

¡	Continuing to be pioneers in the payments industry, offering consumers and retailers innovative ways to buy and sell

20 | Barclays PLC Annual Report 2014	barclays.com/annualreport

Becoming ‘Go-To’ How we are doing

Africa Banking

Investment Bank ▶

How Africa Banking contributes to our Balanced Scorecard

Customer and client
¡	RBB & WIMI: Relationship NPS® 4th (Target 1st in 2018)
¡	CIB: Compound annual growth rate in client franchise contribution: 13% (Target 11% in 2018)

Colleague
¡	Sustained engagement of colleagues’ score: 73% (Target 84% in 2018)
¡	Women in senior leadership: 29.6% (Target 35% in 2018)
¡	Senior black management (EE) in S. Africa: 32.2% (Target 60% in 2018)

Citizenship
¡	42,876 SMEs supported with seminars, tools and training
¡	824 apprenticeships/learnerships
¡	£10m Community investment spend and over 14k colleagues mobilised to volunteer their time and expertise

Conduct
¡	Conduct reputation (YouGov survey): 7.4/10[a] (Target 7.7/10 in 2018)

Company
Contribution to the Group	2014	2013	2012

Income (£m)	3,664	4,039	4,314

Profit before tax (£m)	984	1,049	1,019

Adjusted ROE (%)	9.3	8.1	7.2

Loan loss rate (bps)	93	128	158

Loans and advances to customers (£bn)	35.2	34.9	41.2

Customer deposits (£bn)	35	34.6	39.7

Note a Botswana, Ghana, Kenya, South Africa and Zambia. Contribution to the Group’s total income

£3,664m Total income net of insurance claims decreased 9% on prior year. On a constant currency basis, it increased 7%.

Africa Banking is a diversified, full-service financial services provider.

What we do

We offer an integrated set of products and services across retail and business banking, corporate and investment banking, wealth management and insurance to almost 12 million customers in Africa. With our long-standing presence in 12 African markets and integration with Barclays Group globally, we offer deep local knowledge and presence, combined with the expertise and support of a global bank. By helping our customers and clients achieve their ambitions we play a key role in empowering and developing Africa.

Africa is the second fastest growing continent with clear potential for strong long-term economic growth. Our competitive advantage lies in our ability to combine global product knowledge with regional expertise and an extensive, well-established local presence. We translate this advantage into tangible benefits for customers and clients, and aim to become their bank of choice in Africa. In implementing this strategy, we are focused on turning around our retail and business banking operations, growing our corporate franchise across the continent, expanding our wealth, investment management and insurance offerings across Africa, as well as investing in and developing our talent.

This will enable us to become ‘top 3’ by revenue in our five largest African markets – South Africa, Kenya, Ghana, Botswana and Zambia.

Market environment and risks

South Africa’s economic growth contracted due to prolonged mining strikes, the engineering sector strike and persistent electricity shortages. African markets outside South Africa remained resilient but growth slowed in some markets because of country-specific shocks, tighter monetary policy and weaker commodity prices.

This changing environment presents us with both opportunities and risks. Intensified regulatory and government intervention, while leading to increased compliance costs and complexity of doing business, supports a sound operating environment. Other risks stem from macro-economic headwinds; in South Africa, high levels of consumer indebtedness have resulted in banks’ tightened lending standards and economic growth is expected to remain sluggish. We have taken steps to manage our risk profile, monitoring execution risks carefully and closely tracking progress against our strategic initiatives. While South Africa remains the largest part of our business, operations in our other African geographies add diversity and the opportunity of higher growth to our portfolio. We are already seeing the benefits in our 2014 results.

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Becoming ‘Go-To’ How we are doing

Investment Bank

◀ Africa Banking

2014 performance review

During 2014, we made good progress against the financial commitments we set out to the markets for 2016. In our African operations we have inceased our share of revenues from outside South Africa to 22.5% – within our targeted range – and are top 3 by revenue in 2 of our 5 largest markets. Our ROE increased to 9.3% and is on course to exceed 10%. Our increased cost to income ratio reflects the investments we made into the businesses.

We have simplified our product range and processes, continue to add value through additional services, improving the customer experience and introducing many digital innovations, from the Homeowners app in South Africa, allowing applicants to track progress of mortgage applications, to the launch of Barclays Mobile Banking in markets outside of South Africa.

We have also successfully implemented systems and infrastructure for corporate and business clients, such as Front Arena – an electronic trading platform – in eleven countries; BARX – our foreign exchange platform in nine countries; and Barclays.net – a streamlined and full-feature online banking channel is now operational in South Africa, Kenya and Uganda, which are all key geographical markets for our African business. We continue to expand our insurance business across the continent.

On a reported basis, total income net of insurance claims decreased 9% to £3,664m and profit before tax decreased 6% to £984m. Based on average rates, the ZAR depreciated against GBP by 18% in 2014. The deterioration was a significant contributor to the movement in the reported results of Africa Banking.

The discussion of business performance in the paragraph below is based on results on a constant currency basis unless otherwise stated. Profit before tax increased 13% to £984m, reflecting good growth in Corporate and Investment Banking (CIB) and Retail and Business Banking (RBB). CIB experienced strong income growth, driven by the corporate banking business outside of South Africa, and improved investment banking trading performance across Africa. Continued progress was made on the RBB South Africa turnaround strategy, with increased net fee and commission income growth in the second half of the year, and Wealth, Investment Management and Insurance delivered strong growth outside of South Africa due to expansion initiatives.

Loans and advances to customers grew 5% driven by strong CIB growth. Customer deposits grew 5% driven by RBB growth. RWAs increased 1% as growth in loans and advances was partially offset by ZAR depreciation against GBP.

Our future priorities

For Barclays Africa Group Limited, we are targeting an RoE of 18-20% and bringing our cost-to-income ratio down to the low 50s. For Africa Banking we aim to become top 3 by revenue in our five biggest markets and increasing the revenue share from outside South Africa to 20-25%. To achieve these targets, growth outside South Africa will be a priority for us and we will continue to focus on four areas:

¡	Turnaround our RBB franchise

¡	Grow our Corporate business across the continent

¡	Expand Wealth, Investment Management and Insurance into Africa

¡	Develop and invest in diversity and talent

How Investment Banking contributes to our Balanced Scorecard

Customer and client
¡	Voted best Investment Bank in the UK by Euromoney
¡	Ranked # 2 tied overall Fixed Income Market Share for third consecutive year by Greenwich Associates
¡	Advised on four of the top 10 global M&A deals in 2014, including the two largest

Colleague
¡	400 full-time graduates and 590 interns hired in 2014
¡	14% female senior leaders
¡	22 Diversity Networks in place with over 8,800 members

Citizenship
¡	Launched three socially responsible products in 2014: Barclays Women in Leadership Index and ETNs; Barclays Return on Disability ETNs and Barclays/MSCI Green Bond Benchmark Indices
¡	£5.9bn of clean-technology financing in 2014, including £2.3bn of Green Bond financing

Conduct
¡	Conduct Risk Committee launched and embedded with sub-committees focusing on Conflicts, Suitability, Submissions and Colleagues
¡	6,800 colleagues completed Conduct College training in 2014 representing over 99% of all front office employees

Company
Contribution to the Group	2014	2013[a]	2012

Income (£m)	7,588	8,596	9,104

Profit before tax (£m)	1,377	2,020	2,554

ROE (%)	2.7	8.2	9.6

Cost: income ratio (%)	82	77	71

Loans and advances to customers (£bn)	106.3	104.5	93.2

Total assets (£bn)	455.7	438.0	398.5

Note a 2013 adjusted income and PBT have been restated to exclude the Q213 £259m gain relating to assets not yet received from the US Lehman acquisition to aid comparability.
Contribution to the Group’s total income
£7,588m
Total income decreased 12% on prior year driven by difficult market-making conditions and continued low levels of activity.

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Becoming ‘Go-To’ How we are doing

Barclays Non-Core ▶

The Investment Bank is a leading provider of advice, financing and risk management solutions to companies, governments and institutions worldwide.

What we do

We enable the movement of capital between those who need it, for example to grow their company or build new infrastructure, and those looking to generate a return on investment. In doing so we fund and facilitate global economic growth, helping millions of people to achieve their ambitions. Our business is split into three core areas:

¡	Markets: Provides execution, prime brokerage and risk management services across the full range of asset classes including equity and fixed income, currency and select commodity products

¡	Banking: Provides long-term strategic advice on mergers and acquisitions, corporate finance and strategic risk management solutions

¡	Research: Provides multi-asset class and macro-economic research delivering practical ideas to help our clients make informed investment decisions

Through this range of business activities we can provide Barclays with a diversity of income and risk, and deliver market execution services for customers and clients within other parts of the Group.

Market environment and risks

The changes made following the Strategy Update rebalance our business mix to improve returns, while ensuring that we continue to provide a holistic service to our target clients.

The portfolios in the Investment Bank now represent a lower market risk and we will continue to closely manage our market and credit risk appetite as the market environment evolves.

The environment is still challenging with low interest rates and reduced volatility impacting the Investment Bank. Alongside more structural regulatory change, including new capital and leverage requirements, this has put increasing pressure on the Investment Bank’s ability to deliver returns.

Changes resulting from new and impending regulation will continue to impact our business model. In particular, adapting our business framework in response to structural reform will be a key focus over the coming years as we seek to comply with both UK ring-fence and US Intermediate Holding Company legislation.

In addition the business continues to face conduct and litigation risk and we are further strengthening our control environment, evolving our culture and simplifying our products in order to minimise associated risks.

2014 performance review

Profit before tax decreased 32% to £1,377m. The Investment Bank continues to make progress on its origination-led strategy, building on leading positions in its home markets of the UK and US, whilst driving cost savings and RWA efficiencies. The business is focused on a simpler product set in Markets, which will enable it to build on existing strengths and adapt to regulatory developments. The business continued to execute this strategy despite difficult market-making conditions and continued low levels of activity. This has particularly impacted credit and interest rate products, resulting in an income decline across the Markets businesses. This decline was partially offset by improved banking performance and significant cost reductions as a result of savings from Transform.

Total income decreased 12% to £7,588m, including the impact of depreciation of average USD against GBP.

¡	Banking income increased 2% to £2,528m as lower fair value losses on hedges and higher interest offset lower fee income

¡	Markets income decreased 18% to £5,040m as:

–	Credit decreased 17% driven by reduced volatility and client activity
–	Equities decreased 11% due to lower client volumes
–	Macro decreased 24% reflecting subdued client activity and lower volatility in currency markets in the first half of the year

Total operating expenses decreased 6% to £6,225m reflecting a 9% reduction in compensation costs, business restructuring, continued rationalisation of the technology platform and real estate infrastructure, and depreciation of average USD against GBP. This was partially offset by increased cost to achieve Transform and litigation and conduct charges.

Total assets increased 4% to £455.7bn due to an increase in derivatives due to forward interest rates and a strengthening of USD against major currencies. RWAs reduced 2% to £122.4bn primarily driven by risk reductions in the trading book.

Our future priorities for Investment Banking

We seek to:

¡	Invest in key growth areas, with a particular focus on origination

¡	Simplify and standardise the macro business, while retaining the flexibility to create bespoke solutions for core clients

¡	Consolidate and optimise client balance sheet usage through the centralised Client Capital Management team

¡	Significantly simplify and reduce the cost of our infrastructure, standardising technology and processes across asset classes

¡	Continue to strengthen our control environment and approach to conduct risk

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Becoming ‘Go-To’ How we are doing

Barclays Non-Core

◀ Investment Bank

Barclays Non-Core is responsible for the divestment of Barclays non-strategic assets and businesses.

Market, environment and risks

To divest BNC successfully we are partly dependent on external market factors. The income from our businesses and assets, the quantum of associated RWAs and finally market appetite for BNC components are all influenced by market environment. In addition, regulatory changes in the treatment of RWAs can significantly impact our ‘stock’ of RWAs. These factors, alongside continued regulatory change, mean the market environment in which BNC operates can have positive or negative consequences for our planned run-down profile.

BNC maintains a robust risk management framework to mitigate the risks inherent in our businesses and traded assets, however we may need to take further, currently unforeseen, actions to achieve our run-down objectives which may include incurring additional costs of exit, or a change in direction to our planned run-down trajectory.

Although the emphasis is on bringing down RWAs, reducing costs in BNC is also critical. We will be disciplined in ensuring we reduce both, although this may not always happen simultaneously.

2014 performance review

Loss before tax reduced 24% to £1,180m as BNC made good progress in exiting and running-down certain businesses and securities during 2014. This drove a £34.6bn reduction in RWAs, making substantial progress towards the BNC target reductions as outlined in the Strategy Update on 8 May 2014.

Total income net of insurance claims reduced 54% to £1,050m:

Company Contribution to the Group	2014	2013 as Restated	2012 as Restated
Income (£m)	1,050	2,293	3,207
Adjusted profit before tax (£m)	(1,180)	(1,562)	220
Adjusted ROE (%)	(4.1)	(7.2)	(1.1)
Loans and advances to customers (£bn)	63.9	81.9	99.1
Customer deposits (£bn)	21.6	29.3	31.9

Contribution to the Group’s total income
	£1,050m Total income net of insurance claims decreased 54% reflecting exiting and running-down of certain businesses and securities in 2014

What we do

Barclays Non-Core (BNC) was formed to oversee the divestment of Barclays’ non-strategic assets and businesses, releasing capital to stimulate strategic growth in our Core business.

BNC brings together businesses and assets that do not fit our client strategy, remain sub-scale with limited growth opportunities, or are challenged by the regulatory capital environment. Non-Core assets have been grouped together in BNC, comprising three main elements: principal businesses, securities and loans, and derivatives.

Several of the businesses managed within BNC are profitable and will be attractive to other owners.

All of BNC will be exited over time, through sale or run-off. Reducing the capital and cost base will help improve Group returns and deliver shareholder value.

Criteria for BNC

Two criteria were used to determine which businesses should be placed in BNC:

¡ Strategic fit: Businesses either not client-driven or operate in areas where we do not have competitive advantage

¡ Returns on both a CRD IV capital and leverage exposure: Capital and/or leverage-intensive businesses, unlikely to meet our target returns over the medium term

Almost 80% of BNC RWAs relate to the Non-Core Investment Bank at the creation of BNC. It includes the majority of our commodities and emerging markets businesses, elements of other trading businesses including legacy derivative transactions, and non-strategic businesses. The key Non-Core portfolios outside the Non-Core Investment Bank comprise the whole of our European retail business, some European corporate exposures and a small number of Barclaycard and Wealth portfolios.

BNC is run by a dedicated management team operating within a clear governance framework to optimise shareholder value and preserve maximum book value as businesses and assets are divested.

				¡	Businesses income reduced 27% to £1,101m due to the sale and run-down of legacy portfolio assets and the rationalisation of product offerings within the European retail business
				¡	Securities and Loans income reduced 82% to £117m primarily driven by the active run-down of securities, fair value losses on wholesale loan portfolios
				¡	Derivatives income reduced £321m to an expense of £168m reflecting the funding costs of the traded legacy derivatives portfolio and the non-recurrence of fair value gains in the prior year

Credit impairment charges improved 81% to £168m due to the non-recurrence of impairments on single name exposures, and improved performance in Europe, primarily due to improved recoveries and delinquencies in the mortgages portfolio.

Total operating expenses improved 29% to £2,011m reflecting savings from lower headcount and the results of the previously announced European retail restructuring.

Total assets decreased 8% to £471.5bn due to the run-down of legacy portfolio assets, offset by an increase in derivative assets, with a respective reduction in RWAs of £34.6bn to £75.3bn.

				Our future priorities for Barclays Non-Core (BNC)
				Barclays Non-Core seek to:
				¡	Manage BNC in accordance with Barclays’ Purpose and Values as we exit Non-Core business and assets, particularly in relation to our colleagues and clients
				¡	Optimise shareholder value of BNC traded assets and businesses, and act decisively when exit opportunities arise
				¡	Maintain a robust risk management framework at all times
				¡	Partner with Barclays Core business to ensure strong coordination in relation to exit plans
				¡	Be disciplined about costs while we run down Barclays Non-Core and ensure costs are eliminated from the Group

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Becoming ‘Go-To’ Running the company well

Your Board has set a clear priority Building a business that generates strong, sustainable returns

Chairman’s governance overview

Our key priority as a Board is clear: build a sustainable business that generates good returns for our shareholders over the long-term. Our role is to set Barclays’ strategic aims; provide the right leadership to achieve those aims; ensure consistent execution by monitoring performance and, above all, ensure that risk is managed appropriately and the business is well-controlled.

The Board sets direction and provides oversight and control, acting as an independent check and balance to the Executive team, whose responsibility it is to run the business. This relationship is only effective if it is built on mutual respect, with a common shared agenda and a shared perspective on what we are trying to achieve, and we saw that in evidence during 2014.

Setting strategic aims

Our overriding performance objective, which we set in February 2013, is to deliver a return on equity above the cost of equity on a sustainable basis. Faced with significant changes in the external environment since then, an important area of focus for your Board has been how we achieve that objective. In early 2014, the Executive team, led by Antony Jenkins, brought proposals to the Board, identifying the significant issues and the choices available to us. The Board challenged and tested these proposals and perspectives before concluding on the strategy on which we are all agreed, to rebalance Barclays and reposition the business for consistent returns and growth, which was announced on 8 May 2014. As a Board, we are united in our commitment to this plan.

Creating the right culture

Of course, how we do these things is just as important as what we do. Our goal is to create a Barclays that is doing business in the right way, exhibiting the right values. The Board has a vital role to play in setting the tone and the values – creating the culture – that will ultimately deliver sustainable success. Effective governance is therefore not simply about having a framework or processes in place: it is about people and how they interact. Ensuring that we have the right people leading Barclays and that they are appropriately rewarded and incentivised is vital. The Board Corporate Governance & Nominations Committee and Board Remuneration Committee oversee these important areas on behalf of the Board.

Monitoring performance

We continue to discuss and test each element of our strategy, not least because of further regulatory change, including Structural Reform, and the fundamental effect this will have on how we manage our capital, liquidity and risk. However, having refined our strategic aims, the Board’s focus is now on execution and supporting the Executive team

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Becoming ‘Go-To’ Running the company well

in delivering against our agreed targets. The Board’s attention has been particularly focused on the progress being made against our financial targets, on the potential growth opportunities presented by our Core business and on continuing to reposition our Investment Banking business and reduce the size of our Non-Core business.

Management of risk and control

It is essential that we have a holistic view of all major risks facing Barclays, remaining vigilant with regard to both known and emerging risks and ensuring that we are strong enough to withstand any exogenous shocks. Our Board-level risk committees play a critical role in providing oversight of risk management and ensuring that our risk appetite and risk profile are consistent with and support our strategy to

Our Corporate Governance Framework

What the Board does, and how it does it, underpins the delivery of long-term sustainable success. This creates the framework within which the Executive team can lead the business and deliver the agreed strategy.

Leadership

The Board provides challenge, oversight and advice to ensure that we are doing the right things in the right way. The Board must also be attentive to the need to cultivate future leaders and ensure that robust succession plans are in place.

Effectiveness

The Board requires the right balance of expertise, skills, experience and perspectives to be effective. It also needs to have the right information, at the right time, so that it can engage deeply on how the business is operating, how the Executive team is performing and fully understand the risks and major challenges the business is facing. The performance of the Board, the Board Committees and the Directors is scrutinised each year in the Board Effectiveness Review.

Risk management and control

Understanding and managing our risks and continuously improving our controls are central to the delivery of our strategic aims. The Board’s risk committees play an active role in ensuring that we undertake well-measured, profitable risk-taking activity that supports long-term sustainable growth.

Remuneration

Remuneration decisions are aligned with and support the achievement of long-term value creation.

Engagement

Our wider societal responsibilities mean we are attentive to a broad set of stakeholders. We undertake regular engagement to maintain strong relationships.

deliver long-term, sustainable success. In light of our commitment to our Values, one of the areas of focus for the Board Audit Committee this year has been encouraging the deployment of a new method of assessing management’s approach and attitude to control issues. This new approach is helping set a higher standard for the internal control environment and less than satisfactory performance has direct implications in respect of performance assessment and remuneration.

Sir David Walker

Chairman

Your Board

Sir David Walker (75) Group Chairman

Antony Jenkins (53) Group Chief Executive; Executive Director

Mike Ashley (60) Non-executive Director

Tim Breedon (57) Non-executive Director

Crawford Gillies (58) Non-executive Director

Reuben Jeffery III (61) Non-executive Director

Wendy Lucas-Bull (61) Non-executive Director

John McFarlane (67) Non-executive Director (from 1.1.15)

Tushar Morzaria (46) Group Finance Director; Executive Director

Dambisa Moyo (46) Non-executive Director

Frits van Paasschen (53) Non-executive Director

Sir Michael Rake (67) Deputy Chairman and Senior Independent Director

Diane de Saint Victor (60) Non-executive Director

Sir John Sunderland (69) Non-executive Director

Steve Thieke (68) Non-executive Director

Board diversity

Our overriding duty is to maintain a strong, effective Board with strong, effective Directors. All appointments to the Board are therefore made on merit, taking into account the collective balance of skills, experience and diversity that the Board requires. Our Board Diversity Policy, which is available at barclays.com/corporategovernance sets out our policy and objectives for achieving diversity on the Board. At the end of 2014, there were 3 women on the Board (21%), compared to our target of 25% by the end of 2015.

Gender balance

31.12.14	3 Female Directors (21%) 11 Male Directors (79%)
31.12.13	3 Female Directors (20%)
12 Male Directors (80%)
31.12.12	1 Female Director (8%)
11 Male Directors (92%)

You can read more about the work of the Board and the Board’s Committees in the Governance section on pages 26 to 111

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Becoming ‘Go-To’ Running the company well

Implementing fair and appropriate financial reward Balancing the financial contributions we seek to meet

The Committee remains focused on paying for sustainable performance, aligning remuneration with risk and delivering a greater proportion of the income we generate to our shareholders.

Consistent with this, between 2010 and 2014 the incentive pool has decreased by 47%.

Dear Shareholders

We recognise that remuneration is an area of particular importance and interest to shareholders and it is critical that we listen to and take into account your views. Accordingly, my meetings with major investors and shareholder representative groups have been helpful and meaningful, contributing directly to the decisions made by the Committee for 2014.

Performance and pay

An important principle which the Committee applies in its deliberations is that while Barclays will not pay staff more than we judge to be necessary, it is in shareholders’ interests that Barclays should pay for performance. Front of mind is that we determine the correct level of variable pay in a given year in order to maximise shareholder value over the medium term.

In May 2014 the update to the Group Strategy resulted in the creation of a Core business comprising four units: Personal and Corporate Banking, Barclaycard, Africa Banking, and the Investment Bank. This Core business represents the future of Barclays. Separately we established Barclays Non-Core, with the intention of disposing of the assets therein over time, assets which are no longer strategically attractive to Barclays.

This restructuring has enabled Barclays to strengthen performance across a range of metrics. The Group has delivered solid financial performance with adjusted profit before tax up 12% to £5,502m for 2014. In achieving this there have been particularly good results in Personal and Corporate Banking and Barclaycard. These results are partly offset by a reduction in Investment Bank adjusted profit before tax, as well as the impact of adverse currency movements in Africa Banking. Sustained progress is being made and the balance now present in the Group means that Barclays is a stronger business.

There has been considerable progress in strengthening the capital position of the Group with Common Equity Tier 1 (CET1) ratio of 10.3% and a leverage ratio of 3.7% at the end of the year. Adjusted operating expenses excluding costs to achieve Transform (ex CTA) are down by £1.8bn year on year, in line with target. Barclays Non-Core reduced Risk Weighted Assets by nearly a third, making substantial progress towards the target, and materially reduced its drag on returns.

In formulating our 2014 decisions on variable pay the Committee ensured that pay appropriately reflects financial performance delivered, both on an adjusted and statutory basis, but also rebalanced returns back towards shareholders. Performance against the commitments across the 5Cs of the Balanced Scorecard was also an important consideration.

While the 2013 decisions on incentives reflected the high global resignation rate for senior staff, the 2013 outcome helped to stabilise the position. There continue to be some areas of concern but these are more localised and had less bearing on 2014 pay decisions.

Consistent with that intent to rebalance returns, the incentive pool is significantly lower overall for 2014, down by more than £0.5bn or 22% in absolute terms at £1,860m compared to the incentive pool of £2,378m for 2013, against a backdrop of an increase in adjusted profit before tax year on year. The reduction in incentive pool is aligned to the reduction in statutory profit before tax which incorporates all conduct adjustments.

Part of the reduction in the incentive pool year on year is due to the introduction of Role Based Pay (RBP) in 2014. Nevertheless, on a like for like basis the incentive pool is down 11% on 2013. The introduction of RBP in 2014 meant that an additional accounting charge of c£250m was taken in the year, which would otherwise have been borne in future years under our previous remuneration structures.

The Investment Bank incentive pool is down 24% in absolute terms. This reduction is greater than the change in adjusted profit before tax (ex CTA) which is down 21%. For the reasons set out above, the introduction of RBP impacted profitability in the Investment Bank in 2014. Excluding the impact of RBP, Investment Bank adjusted profit before tax (ex CTA) would have been down by 12%. On a like for like basis, the Investment Bank front office incentive pool is down 12%.

Total compensation costs are down 8%, and the compensation to adjusted net income ratio for Barclays Group is at 37.7%, down from 38.7% in 2013. In the Core business the ratio is at 35.7%, an improvement of 50 basis points, and therefore tracking at the target level of mid-thirties. The average value of incentive awards granted per Group employee in 2014 is down 17% at £14,100 (2013: £17,000).

Following these 2014 decisions, the incentive pool has reduced by £1.62bn from £3.48bn in 2010, an overall reduction of 47%, while adjusted profit before tax over the same period is up 18% if the costs to achieve Transform are excluded. Over this period the compensation to adjusted net income ratio has reduced from 42.4% in 2010 to 37.7% in 2014.

Remuneration and Risk

As a Committee, we are committed to linking pay with performance and to making adjustments to remuneration to reflect risk and conduct events. Risk and conduct events are considered as part of the performance management process and reflected in incentive decisions for individuals. All employees have their performance assessed against objectives (the ‘what’) as well as demonstration of Barclays’ Values and Behaviours (the ‘how’). We have a clear process for making adjustments for poor conduct at an individual level. This is underpinned by a robust governance process overseen by the Remuneration Review Panel and this Committee. We remain absolutely focused on making the required and appropriate adjustments both to individual remuneration decisions as well as the overall incentive pool where required.

Although no resolutions have yet been reached with the relevant investigating authorities, the Committee has adopted a prudent approach in relation to any potential settlements in respect to the ongoing Foreign Exchange trading investigations. The 2014 incentive pool has, as a result, been adjusted downwards by the Committee. The Committee will, however, keep this matter under review.

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Becoming ‘Go-To’ Running the company well

It is the Committee’s intention that individuals who are accountable, responsible or directly culpable for risk and conduct matters are subject to remuneration reductions as appropriate. This will include reductions to bonus and unvested deferred awards (i.e. malus reductions). While investigations are ongoing, individuals who are under investigation will be subject to suspensions of variable remuneration, in line with our Values and the expectations of our stakeholders including regulators. For current employees who are directly culpable, disciplinary action up to and including dismissal may also result.

Regulatory developments

Our 2014 variable pay decisions were taken against a background of significant regulatory developments and market pressures. Being a UK headquartered global organisation, Barclays is subject to UK regulatory requirements on remuneration clawback, which exceed what is required under CRD IV. This is in addition to EU developments including the introduction of the 2:1 maximum ratio of variable to fixed pay, as well as the extension of the scope of Material Risk Taker (MRT) identification. As the requirements apply to Barclays’ expanded MRT population globally, this creates significant adverse competitive consequences. The Committee is concerned by the challenges in attracting and retaining key staff needed to run the bank safely in all regions.

Key remuneration changes and decisions for executive Directors in 2014

Remuneration for executive Directors continues to be tied closely to our strategy and performance.

In considering the executive Directors’ 2014 performance against the Financial, Balanced Scorecard and personal measures set at the beginning of the year, the Committee has decided to award an annual bonus to Antony Jenkins of £1,100,000 (57% of maximum bonus) and to Tushar Morzaria of £900,000 (64% of maximum bonus). Further details are set out on pages 87 and 88.

Based on the solid 2014 overall performance, and in particular the considerable progress made against the Group Strategy, we regard these bonuses as appropriate and deserved. In considering final bonus outcomes, executive accountability for significant Group-wide conduct issues including, for example, the ongoing Foreign Exchange investigations was taken into account. Our decisions also demonstrate that the principle of paying competitively and paying for performance applies equally to our most senior executives as it does to the rest of Barclays’ employees.

The Committee has agreed that the executive Directors’ fixed pay will remain unchanged for, and will not be reduced during, 2015. Antony Jenkins’ base salary will remain at £1,100,000 and he will also receive RBP unchanged at £950,000. Tushar Morzaria’s base salary will remain at £800,000 and he will also receive RBP unchanged at £750,000.

During the year, we also undertook a review of Barclays’ Long Term Incentive Plan (LTIP). We reviewed the performance measures to ensure they support our updated Strategy and align the interests of executives and shareholders. Following engagement with our shareholders, we have changed the financial measures for the LTIP award to be granted in 2015 and given them an increased weighting of 60%. The weighting of the Balanced Scorecard will be unchanged at 30% and Loan Loss Rate will remain as a risk measure but with a reduced weighting of 10%. Further details are set out on page 88. The Committee decided to make awards under this LTIP cycle to both executive Directors with a face value at grant of 120% of their respective fixed pay at 31 December 2014.

We are not proposing any changes to the Directors’ Remuneration Policy which was approved at the 2014 AGM. Accordingly, our 2014 executive Director remuneration decisions are consistent with that approved Policy, which limits the maximum value of annual bonus and LTIP awards in accordance with the CRD IV 2:1 maximum ratio of variable to fixed pay. Clawback has been introduced with effect from 1 January 2015. Following the European Banking Authority (EBA) Opinion on allowances, the terms of RBP may need to be revised once further guidelines are available from the EBA.

Agenda for 2015

The Committee remains focused on controlling remuneration costs and ensuring that pay incentivises all of our employees to deliver sustained performance in a manner which is consistent with Barclays’ Values and Behaviours and in the long term interests of shareholders. The alignment of remuneration and risk will remain a priority. We expect to continue to have to navigate through a changing regulatory landscape and will engage constructively with regulators and shareholders as we do so.

Our remuneration report

I encourage you to read our full Remuneration report on pages 77 to 110. The Remuneration report (other than the part containing the Directors’ Remuneration Policy) will be subject to an advisory vote by shareholders at the 2015 AGM.

On behalf of the Board

Sir John Sunderland

Chairman, Board Remuneration Committee

2 March 2015

What did we pay in 2014?

Adjusted profit before tax increased between 2013 and 2014 by 12%, while the absolute reduction in the Group incentive pool was 22%. After adjusting for the introduction of RBP, the reduction in the Group incentive pool would be 11%.

Group incentive pool

What earnings were distributed to shareholders in 2014?

Group compensation costs have reduced between 2013 and 2014 by 8% while dividends paid to shareholders have increased by 23%.

Shareholders

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Becoming ‘Go-To’ Running the company well

Executive Directors

Executive Directors: Single total figure for 2014 remuneration (audited)

The following table shows a single total figure for 2014 remuneration in respect of qualifying service for each executive Director together with comparative figures for 2013.

	Salary £000		Role Based Pay £000		Taxable benefits £000		Annual bonus £000		LTIP £000		Pension £000		Total £000

	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013

Antony Jenkins	1,100	1,100	950	–	100	138	1,100	–	1,854	–	363	364	5,467	1,602
Tushar Morzaria	800	171	750	–	95	14	900	1,200	–	–	200	43	2,745	1,428

The single total figure for 2014 for the executive Directors is higher than for 2013 since Antony Jenkins voluntarily declined a 2013 bonus and the current executive Directors had no LTIP vesting in 2013. Antony Jenkins has an LTIP award scheduled for release for the performance period 2012-2014 which is shown in the table. Tushar Morzaria joined the Board with effect from 15 October 2013 so his 2013 salary, pension and benefits relate to his part year qualifying service.

Additional information in respect of each element of pay for the executive Directors (audited)

Salary

Antony Jenkins is paid a salary of £1,100,000 per annum as Group Chief Executive. Tushar Morzaria has been paid a salary of £800,000 per annum since his appointment to the Group Finance Director role.

Role Based Pay (RBP)

With effect from 1 January 2014, both executive Directors received RBP. RBP is delivered quarterly in shares which are subject to a holding period with restrictions lifting over five years (20% each year). The value shown is of shares at the date awarded.

Taxable benefits

Taxable benefits include private medical cover, life and ill health income protection, tax advice, relocation, home leave related costs, car allowance and the use of a company vehicle and driver when required for business purposes.

Annual Bonus

Annual bonuses are discretionary and are typically awarded in Q1 following the financial year to which they relate. The 2014 bonus awards reflect the Committee’s assessment of the extent to which each of the executive Directors achieved their Financial (50% weighting) and Balanced Scorecard (35% weighting) performance measures and their personal objectives (15% weighting), and an holistic assessment of all other relevant factors.

A summary of the considerations and rationale for the bonus outcomes are set out below. For more information see pages 87 and 88.

Financial (50% weighting)

The approach adopted for assessing financial performance is based on driving balanced performance outcomes across the financial measures – Adjusted profit before tax, Adjusted Costs ex CTA, CET1 ratio (fully loaded basis) and the leverage ratio, weighted 20%, 10%, 10%, 10% respectively (total of 50% weighting). In line with this, performance is initially assessed against a target range for each financial measure with a binary outcome i.e. below range (zero) and within range (100%). After this the Committee is required to apply discretion, considering all relevant factors, to ensure that the final outcome is appropriate.

As each financial target has been met or exceeded, a formulaic assessment of the current outcomes against financial measures implies a full 50% weighting (prior to the application of Committee discretion). There has been sustained and consistent progress made towards our 2016 Transform targets and Barclays has met all 2014 Transform financial and capital targets. Higher Group and Core adjusted profit before tax were driven by focused cost saving initiatives. Significant Non-Core run down throughout the year contributed to strengthening of Group capital and leverage ratios. Group adjusted profit before tax increased 12% to £5,502m. CET1 ratio increased to 10.3% (2013: 9.1%) demonstrating progress towards the 2016 Transform financial target in excess of 11%. The Leverage Ratio increased to 3.7% close to the 2016 Transform target to exceed 4%.

Balanced Scorecard (35% weighting)

Each of the five “Cs” of the Balanced Scorecard was assessed. Barclays has published its 2018 targets on page 11. There has been steady progress across the Balanced Scorecard towards our 2018 targets. There was however deterioration in the sustained engagement metric and the Relationship Net Promoter Score. The move in both metrics is predominately due to changes Barclays has undergone during 2014 with the Strategy Update affecting a structural change in the company. Based on an assessment of performance against 2014 Balanced Scorecard milestones, the Committee has agreed a 22% outcome out of a maximum of 35%.

Personal objectives (15% weighting)

In summary, Antony Jenkins has shown strong leadership throughout the year and has been fully committed to delivering on the Transform financial targets and on improving the control environment across the organisation during 2014. Tushar Morzaria had demonstrated a consistent strive for excellence and challenged the status quo where appropriate to drive results and achieve cost targets. For each of the Directors, the Committee judged that 11% of a maximum of 15% was appropriate.

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Becoming ‘Go-To’ Running the company well

Overall summary

The initial performance assessment outcome was 83% for each of the Directors. The Committee subsequently used its discretion to reduce the overall outcome. The adjustment was considered appropriate in the context of an holistic assessment which recognised that, amongst other factors, while there has been solid financial performance and steady progress has been made on strategic repositioning, statutory profit before tax continues to be impacted by material conduct issues and there remains significant further work to be done to improve overall returns. This adjustment therefore also incorporated consideration of executive accountability for the significant Group-wide conduct issues that impacted Barclays in 2014 which included, for example, the ongoing Foreign Exchange trading investigations. The resulting 2014 bonus is £1,100,000 (57% of maximum bonus) for Antony Jenkins and £900,000 (64% of maximum bonus) for Tushar Morzaria.

60% of each executive Director’s 2014 bonus will be deferred in the form of an award under the Share Value Plan vesting over three years with one third vesting each year. 20% will be paid in cash and 20% delivered in shares. All shares (whether deferred or not deferred) are subject to a further six month holding period from the point of release. 2014 bonuses are subject to clawback provisions and, additionally, unvested deferred 2014 bonuses are subject to malus provisions which enable the Committee to reduce the vesting level of deferred bonuses (including to nil).

LTIP

Barclays LTIP amount included in Antony Jenkins’ 2014 single total figure is the value of the amount scheduled to be released in relation to the LTIP award granted in 2012 in respect of performance period 2012-2014. As Tushar Morzaria was not a participant in this cycle, the LTIP figure in the single figure table is shown as zero for him. Release is dependent on, amongst other things, performance over the period from 1 January 2012 to 31 December 2014. The performance achieved against the performance targets is as follows.

Performance measure	Weighting	Threshold	Maximum 100% vesting	Actual	% of maximum achieved

Return on Risk Weighted Assets (RoRWA)	60%	23% of award vests for average annual RoRWA of 1.1%	Average annual RoRWA of 1.6%	0.5%	0%

Loan loss rate	30%	10% of award vests for average annual loan loss rate of 93 bps	Average annual loan loss rate of 70 bps or below	60 bps	30%

Citizenship metrics	10%	Performance against the Barclays Citizenship strategy is assessed by the Committee to determine the % of the award that may vest between 0% and 10%		N/A	0%

The LTIP award is also subject to a discretionary underpin in that the Committee must be satisfied with the underlying financial health of the Group. The Committee was satisfied that this underpin was met, and accordingly determined that the award should be considered for release to the extent of 30% of the maximum number of shares under the total award. The shares are scheduled to be released in May 2015. 50% of any shares that are released (after deductions for income tax and social security contributions) are subject to a 12 month holding period.

Pension

Executive directors are paid cash in lieu of pension contributions. This is market practice for senior executives in comparable roles.

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Becoming ‘Go-To’ Running the company well

A focus on sound financial footings ▶

Chairman and non-executive Directors

Remuneration for non-executive Directors reflects their responsibility and time commitment and the level of fees paid to non-executive Directors of comparable major UK companies.

Chairman and non-executive Directors: Single total figure for 2014 fees (audited)

	Fees		Benefits		Total
	2014 £000	2013 £000	2014 £000	2013 £000	2014 £000	2013 £000

Chairman
Sir David Walker	750	750	19	17	769	767

Non-executive Directors
Mike Ashley[a]	213	39	–	–	213	39
Tim Breedon	240	183	–	–	240	183
Fulvio Conti[b]	37	110	–	–	37	110
Simon Fraser[c]	47	140	–	–	47	140
Crawford Gillies[d]	91	–	–	–	91	–
Reuben Jeffery III	160	124	–	–	160	124
Wendy Lucas-Bull[e]	105	25	–	–	105	25
Dambisa Moyo	151	129	–	–	151	129
Frits van Paasschen[f]	80	33	–	–	80	33
Sir Michael Rake	250	220	–	–	250	220
Diane de Saint Victor[g]	135	90	–	–	135	90
Sir John Sunderland	190	189	–	–	190	189
Steve Thieke[h]	131	–	–	–	131	–
David Booth[i]	–	185	–	–	–	185
Sir Andrew Likierman[j]	–	45	–	–	–	45

Total	2,580	2,262	19	17	2,599	2,279

Non-executive directors are reimbursed expenses that are incurred for business reasons. Any tax that arises on these reimbursed expenses is paid by Barclays.

The Chairman is provided with private medical cover and the use of a company vehicle and driver when required for business purposes.

Notes

a  Mike Ashley joined the Board as a non-executive Director with effect from 18 September 2013.

b  Fulvio Conti retired from the Board as a non-executive Director with effect from 24 April 2014.

c  Simon Fraser retired from the Board as a non-executive Director with effect from 24 April 2014.

d  Crawford Gillies joined the Board as a non-executive Director with effect from 1 May 2014.

e  Wendy Lucas-Bull joined the Board as a non-executive Director with effect from 19 September 2013.

f  Frits van Paasschen joined the Board as a non-executive Director with effect from 1 August 2013.

g  Diane de Saint Victor joined the Board as a non-executive Director with effect from 1 March 2013.

h  Steve Thieke joined the Board as a non-executive Director with effect from 7 January 2014.

i   David Booth retired from the Board as a non-executive Director with effect from 31 December 2013.

j   Sir Andrew Likierman retired from the Board as a non-executive Director with effect from 25 April 2013.

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Becoming ‘Go-To’ Running the company well

A focus on sound financial footings To make sure our capital, liquidity and funding remain strong

◀ Implementing fair and appropriate financial reward

This page details a number of metrics the Group used to monitor financial performance.

2014 income statement review

In order to provide a more consistent basis for comparing business performance between periods, management assess performance on both an adjusted and statutory basis. Adjusted measures exclude items considered to be significant but not representative of the underlying business performance.

	2014	2013
	£m	£m

Core profit before tax	6,682	6,470
Non-Core loss before tax	(1,180)	(1,562)

Group Adjusted profit before tax	5,502	4,908
Own credit	34	(220)
Goodwill impairment	–	(79)
Provisions for PPI and interest rate hedging redress	(1,110)	(2,000)
Gains on US Lehman acquisition assets	461	259
Provision for ongoing investigations and litigation relating to Foreign Exchange	(1,250)	–
Loss on announced sale of the Spanish business	(446)	–
ESHLA valuation revision	(935)	–

Statutory profit before tax	2,256	2,868

Adjusted profit before tax increased 12% to £5,502m:

¡	Core income decreased 4% to £24,678m, reflecting a reduction in the Investment Bank and adverse currency movements in Africa Banking, partially offset by growth in Barclaycard and PCB. Non-Core income reduced to £1,050m (2013: £2,293m) following run-down and business disposals

¡	Core impairment charges decreased 8% to £2,000m, reflecting the improved economic environment in the UK and reduced impairment in South African mortgages. Non-Core impairment charges reduced £732m to £168m

¡	Total adjusted operating expenses were down 9% to £18,069m, driven by savings from Transform programmes, including a 5% net reduction in headcount, and currency movements

Statutory profit before tax decreased to £2,256m (2013: £2,868m) including the following material adjusting items:

¡	A valuation revision of £935m (2013: nil) has been recognised against the Education, Social Housing, and Local Authority (ESHLA) loan portfolio held at fair value in Barclays Non-Core. This is due to changes in discount rates applied in the valuation methodology

¡	An additional PPI redress provision of £1,270m based on an updated best estimate of future redress and associated costs, resulting in a full year net charge of £1,110m (2013: £2,000m) in relation to PPI and interest rate hedging redress

¡	A £1,250m (2013: nil) provision for ongoing investigations and litigation relating to Foreign Exchange

¡	A £461m gain (2013: £259m) on US Lehman acquisition asset

¡	A loss on the announced sale of the Spanish business of £446m, (2013: nil) which completed on 2 January 2015. Additional accumulated currency translation reserve losses of approximately £100m will be recognised on completion in the first quarter of 2015

Transform financial targets

	2014 £m	2013 £m

Barclays Group
CRD IV FL CET1 ratio >11.0% in 2016	10.3%	9.1%
Leverage ratio > 4.0% by 2016	3.7%	n/a
Dividend payout ratio of 40-50% of adjusted earnings over time	38%	42%
Barclays Core
Adjusted RoE >12% in Barclays Core by 2016	9.2%	11.3%
Adjusted operating expenses excluding costs to achieve Transform of less than £14.5bn in 2016	£15,105m	£16,377m
Barclays Non-Core
Drag on adjusted RoE <(3%) in the Non-Core division by 2016	4.1%	7.2%

BCBS 270 fully loaded leverage ratio

In line with regulatory requirements, from 30 June 2014 Barclays adopted the January 2014 BCBS 270 rules for leverage exposure to derive the related leverage ratio for the Group. The ratio is calculated as fully loaded Tier 1 Capital divided by BCBS 270 fully loaded leverage exposure.

The ratio increased to 3.7% (30 June 2014: 3.4%), reflecting a reduction in the leverage exposure of £120bn to £1,233bn and an increase in Tier 1 Capital to £46.0bn (30 June 2014: £45.4bn).

Dividend payout ratio

The dividend payout ratio is the percentage of earnings paid to shareholders in dividends and is calculated as a proportion of dividends paid relative to adjusted earnings per share as determined by the Board. The ability to pay dividends to shareholders demonstrates the financial strength of the Group. The 2014 dividend per share of 6.5p (2013: 6.5p) resulted in a dividend payout ratio of 38% (2013: 42%).

Operating expenses excluding costs to achieve Transform

Defined as adjusted total operating expenses excluding costs to achieve Transform. Adjusted operating expenses exclude provisions for PPI and interest rate hedging redress, provision for ongoing investigations and litigation relating to Foreign Exchange and goodwill impairment.

Barclays views operating expenses as a key strategic battleground for banks. Adjusted operating expenses excluding costs to achieve Transform decreased 10% to £16,904m for the Group, and decreased 8% to £15,105m for the Core.

The Barclays Core and Non-Core adjusted RoE and CRD IV fully loaded CET1 ratio financial commitments are included as the Group Company Balanced Scorecard measures. Refer to page 16 for further details.

These financial highlights provide an overview of 2014 performance. For further information on the results of the Group, please see our Financial review on page 221

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Governance Contents

The governance process of Barclays, and reports from each of the Board Committees presenting how the Board support the delivery of the Strategy.

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Governance: Directors’ report Who we are Board of Directors

Board of Directors

Barclays understands the importance of having a Board containing the right balance of skills, experience and diversity and the composition of the Board is regularly reviewed by the Board Corporate Governance and Nominations Committee. The skills and experience of the current Directors and the value they bring to the Barclays Board is described below. Full biographies can be accessed online via barclays.com/investorrelations.

Sir David Walker Chairman Age: 75 Appointed: 1 September 2012

Relevant skills and experience

Sir David has extensive knowledge of the financial services industry developed throughout his long career during which he held roles with Her Majesty’s Treasury, the Bank of England and, most recently, as chairman of Morgan Stanley International (formerly chairman and CEO). He has also held senior non-executive board roles at a number of companies, which have provided him with an excellent understanding and experience of boardroom dynamics and corporate governance.

Sir David will retire from the Barclays Board at the conclusion of the 2015 AGM.

Other current appointments

Trustee, Cicely Saunders Foundation

Committees

E*, N*, R

Antony Jenkins Group Chief Executive Age: 53 Appointed: 30 August 2012

Relevant skills and experience

Antony began his career at Barclays, going on to take up various roles within the retail and corporate banking businesses. Antony then spent time working at Citigroup in both London and New York before returning to Barclays. Since rejoining Barclays, Antony has held roles including CEO of Barclaycard and the Group’s representative on the board of Barclays Africa Group Limited, before becoming the Group’s Chief Executive in 2012.

Other current appointments:

Institute of International Finance; International Advisory Panel of the Monetary Authority of Singapore; Business in the Community

Mike Ashley Non-executive Age: 60 Appointed: 18 September 2013

Relevant skills and experience

Mike has deep knowledge of auditing and associated regulatory issues, having worked at KPMG for over 20 years, where he was a partner. Mike was the lead engagement partner on the audits of large financial services groups including HSBC, Standard Chartered and the Bank of England. Whilst at KPMG, Mike was Head of Quality and Risk Management for KPMG Europe LLP, responsible for the management of professional risks and quality control. He also held the role of KPMG UK’s Ethics Partner.

Other current appointments

ICAEW Ethics Standards Committee; HM Treasury’s Audit Committee; European Financial Reporting Advisory Group’s Technical Expert Group; Chairman, Government Internal Audit Agency; Charity Commission

Committees

A*, C, E, F, N

Tim Breedon Non-executive Age: 57 Appointed: 1 November 2012

Relevant skills and experience

Tim joined Barclays after a distinguished career with Legal & General, where, among other roles, he was the group chief executive until June 2012. Tim’s experience as a CEO enables him to provide challenge, advice and support to the Executive on performance and decision-making.

Tim brings to the Board extensive financial services experience, knowledge of risk management and UK and EU regulation, as well as an understanding of the key issues for investors.

Other current appointments

Ministry of Justice; Marie Curie Cancer Care

Committees

A, C, E, F*, N, R

Crawford Gillies Non-executive Age: 58 Appointed: 1 May 2014

Relevant skills and experience

Crawford has extensive business and management experience, gained with Bain & Company and Standard Life plc. These roles have provided him with experience in strategic decision-making and knowledge of company strategy across various sectors and geographical locations.

Crawford has also held Board and committee chairman positions during his career, notably as chairman of the remuneration committees of Standard Life plc and MITIE Group PLC.

Crawford will become Chairman of the Board Remuneration Committee with effect from the conclusion of the 2015 AGM.

Other current appointments

Chairman, Scottish Enterprise; Standard Life plc; MITIE Group plc

Committees

A, R

Reuben Jeffery III Non-executive Age: 61 Appointed: 16 July 2009

Relevant skills and experience

Reuben has extensive financial services experience, particularly within investment banking and wealth management, through his role as CEO and president of Rockefeller & Co. Inc. and his former senior roles with Goldman Sachs, including as the managing partner of the Paris office.

His various government roles in the US, including as chairman of the Commodity Futures Trading Commission, provides Barclays’ Board with insight into the US political and regulatory environment.

Other current appointments

International Advisory Council of the China Securities Regulatory Commission; Advisory Board of Towerbrook Capital Partners LP; J Rothschild Capital Management Limited; Financial Services Volunteer Corps

Committees

C*, E, F, N

Wendy Lucas-Bull Non-executive Age: 61 Appointed: 19 September 2013

Relevant skills and experience

Wendy has significant financial services and African banking experience gained through CEO and senior executive roles on the boards of large South African banks, including Barclays Africa Group Limited. As a CEO she has a track record of successful financial turnaround and cultural transformation of a major South African bank. Her expertise in asset management, investment, commercial and retail banking on the continent is invaluable to Barclays’ Board given its operations in the region.

Wendy’s previous experience of leading on a number of conduct-related consultations also provides Barclays with valuable insight into conduct risk issues.

Other current appointments

Chairman, Barclays Africa Group Limited; Chairman, Absa Bank Limited, Chairman, Absa Financial Services; Afrika Tikkun NPC (non-profit); Peotona Group Holdings

Committees

C

John McFarlane Non-executive Age: 67 Appointed: 1 January 2015

Relevant skills and experience

John is a former CEO of ANZ Bank with extensive financial services experience across retail, commercial and investment banking, gained both globally and in the UK. John has a proven track record of implementing cost reduction, cultural transformation and driving through strategic change. He is also an experienced non-executive director and chairman. John will become Barclays’ Chairman at the conclusion of the 2015 AGM, and he will step down from his roles at Aviva plc and FirstGroup plc in April and July 2015 respectively.

Other current appointments:

Chairman, Aviva plc; Chairman, FirstGroup plc; Old Oak Holdings Limited; Westfield Group

Committees

E, N

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Tushar Morzaria Group Finance Director Age: 46 Appointed: 15 October 2013

Relevant skills and experience

Tushar joined Barclays in 2013 having spent the previous four years in senior management roles with JP Morgan Chase, most recently as the CFO of its Corporate & Investment Bank.

Throughout his time with JP Morgan he gained strategic financial management and regulatory relations experience. Since joining the Barclays Board he has been a driving influence on the Group’s cost reduction programme and managing the Group’s capital plan, particularly in response to structural reform.

Other current appointments

None

Dambisa Moyo Non-executive Age: 46 Appointed: 1 May 2010

Relevant skills and experience

Dambisa is an international economist and commentator on the global economy, having completed a PhD in economics. Dambisa has a background in financial services and a wide knowledge and understanding of African economic, political and social issues, in addition to her experience as a director of companies with complex, global operations.

Other current appointments

SABMiller plc; Barrick Gold Corporation

Committees

A, C, F

Frits van Paasschen Non-executive Age: 53 Appointed: 1 August 2013

Relevant skills and experience

Frits is an experienced director, having held the position of CEO and non-executive director in a number of leading global organisations, most recently as CEO of Starwood Hotels and Resorts Worldwide, Inc. These roles have provided him with both a global business perspective and a clear understanding of key management issues, as well as experience of enhancing customer experience in a retail environment.

Other current appointments

None

Committees

None

Sir Michael Rake Deputy Chairman and Senior Independent Director Age: 67 Appointed: 1 January 2008

Relevant skills and experience

Sir Michael joined Barclays after a long career with KPMG, during which he served as chairman from 2002 until 2007. He brings to the Board extensive financial and commercial experience gained in the UK, Continental Europe and the Middle East.

Sir Michael’s previous government roles, which include membership of the Prime Minister’s Business Advisory Group, and current role as president of the Confederation of British Industry, provide useful political and regulatory insight for the Board.

Other current appointments:

Chairman, BT Group PLC; McGraw Hill Financial Inc.

Committees

E, N

Diane de Saint Victor Non-executive Age: 60 Appointed: 1 March 2013

Relevant skills and experience

Diane holds the role of General Counsel and Company Secretary of ABB Limited, a listed international power and automation technologies company. Diane’s legal background, combined with her knowledge of regulatory and compliance requirements bring a unique perspective to discussions of the Board and its committees.

Other current appointments:

Advisory Board of The World Economic Forum’s Davos Open Forum

Committees

A, C

Sir John Sunderland Non-executive Age: 69 Appointed: 1 June 2005

Relevant skills and experience

Sir John has been a Barclays Director since 2005, during which time he has provided invaluable support and leadership, most recently assisting in the identification and appointment of a successor to Sir David Walker as Chairman.

He has significant board level experience, including roles as former CEO and chairman of Cadbury Schweppes PLC and his current role as chairman of Merlin Entertainments Group PLC, bringing extensive knowledge of retailing and brand marketing to the Board.

Sir John will retire from the Barclays Board at the conclusion of the 2015 AGM.

Other current appointments

AFC Energy PLC; Aston University; Reading University Council; Cambridge Education Group Limited

Committees

C, E, R*, N

Steve Thieke Non-executive Age: 68 Appointed: 7 January 2014

Relevant skills and experience

Steve has significant experience in financial services, in both investment banking with JP Morgan, where amongst other roles he served as the chairman of the risk management committee, and in regulation, through roles with the Federal Reserve Bank of New York and the Financial Services Authority. Steve also has significant board experience, having served in both executive and non-executive director roles in his career.

Other current appointments

None

Committees

F, R

Company Secretary
Lawrence Dickinson Age: 57 Appointed: 19 September 2002

Relevant skills and experience

Since joining Barclays as a graduate in 1979, Lawrence has worked in a number of roles, including as Chief of Staff to the CEO and as the Private Bank’s Chief Operating Officer. Lawrence is a member and Treasurer of the GC100, the Association of General Counsels and Company Secretaries of the FTSE100.

Committee Membership Key

A  Board Audit Committee

C  Board Conduct, Operational and Reputational Risk Committee

N  Board Corporate Governance and Nominations Committee

F  Board Financial Risk Committee

E  Board Enterprise Wide Risk Committee

R  Board Remuneration Committee

*   Committee Chairman

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Governance: Directors’ report Who we are Board of Directors

Group Executive Committee

Biographies for Antony Jenkins, Group Chief Executive, and Tushar Morzaria, Group Finance Director, who are members of the Group Executive Committee, which is chaired by Antony Jenkins, can be found on pages 34 and 35.

Michael Harte Chief Operations and Technology Officer	Bob Hoyt Group General Counsel	Valerie Soranno Keating Chief Executive, Barclaycard

Thomas King Chief Executive, Investment Bank	Robert Le Blanc Chief Risk Officer	Irene McDermott Brown Group Human Resources Director

Jonathan Moulds Group Chief Operating Officer	Maria Ramos Chief Executive, Barclays Africa Group	Mike Roemer Group Head of Compliance

Ashok Vaswani Chief Executive, Personal and Corporate Banking

Board diversity

The Board has a balanced and diverse range of skills and experience. All Board appointments are made on merit, in the context of the diversity of skills, experience, background and gender required to be effective.

Balance of non-executive Directors: Executive Directors

1 2 3	Chairman Executive Directors Non-executive Directors	1 2 12

Male: Female
12:3
Length of tenure (Chairman and non-executive Directors)
0-3 years
9
3-6 years
2
>6 years
2
Geographical mix (Chairman and non-executive Directors)
United Kingdom
7
Continental Europe
1
United States
4
Other
1

Industry/background experience

(Chairman and non-executive Directors)a

Financial Services	10
Political/regulatory contacts	10
Current/recent Chair/CEO	10
Accountancy/Financial	3
International (US)	4
International (Europe)	5
International (RoW)	3
Retail/Marketing	2

Note

a  Individual Directors may fall into one or more categories

36 | Barclays PLC Annual Report 2014	barclays.com/annualreport

What we did in 2014 Chairman’s Introduction

‘It is my responsibility to draw the best out of my fellow Directors, both individually and collectively, so that the Board works as a team that, together, is stronger than the sum of its parts.’

Dear Shareholders

My role, as Chairman, is to lead the Board and ensure that it works effectively and collaboratively in pursuit of the creation of sustainable long-term shareholder value. It is my responsibility to draw the best out of my fellow Directors, both individually and collectively, so that the Board works as a team that, together, is stronger than the sum of its parts. The pre-conditions for success are clear: an agreed perspective on what we are trying to achieve; a culture of mutual trust and respect, with shared values; and transparent and honest relationships between the non-executive and executive Directors, including a willingness to be open to different views and ways of thinking.

As Chairman, I have encouraged frankness and openness in Board debate and also sought to allow sufficient time for focus on critical strategic issues. Details of how we allocated our time and our main areas of focus in 2014 can be found on page 39. My goal has been to ensure that the Board is collaborative, yet challenging when it needs to be and that discussions at Board and Board Committee meetings are candid and open, yet constructive. The aim throughout has been to create and maintain an environment where the Board is cohesive and committed in support of our strategic aims, yet remains open to different viewpoints and ideas. Overall, we have been united behind our common purpose and respectful of the responsibilities of the Executive team in running the business day-to-day, giving them our full support in executing against our agreed strategy.

Board appointments and succession planning

This atmosphere of constructive challenge and debate depends on having the right people in place. Board composition is subject to an on-going process of review and refreshment. The priority is to ensure that the Board collectively has the right balance and diversity of expertise, skills, experience and perspectives needed to provide effective oversight of the business and I am fortunate to be supported by a Board that has a broad and diverse range of skills. As a bank we naturally seek out those with financial services experience, but other backgrounds, such as specific knowledge of a geographic area or customer segment, bring valued perspectives to the Board and provide credible challenge in these areas. Equally important is that Directors demonstrate independence of mind, judgement and maturity. Independence is an indispensible trait that underpins the Board’s ability to exercise appropriate oversight of the Executive team.

There were a number of changes to the Board in 2014. Fulvio Conti and Simon Fraser left the Board at the conclusion of the 2014 AGM. Steve Thieke and Crawford Gillies joined the Board, in January and May 2014 respectively, and in September 2014 we announced that John McFarlane would join the Board with effect from 1 January 2015 and succeed me as Chairman at the conclusion of the 2015 AGM. Details of the skills and experience each of these new Directors brings to the Board can be found in their biographies on pages 34 and 35. The Board Corporate Governance and Nominations Committee oversaw each of these appointments and reports on pages 57 and 58 on the process it followed and its deliberations.

Succession planning is not, however, confined to the Board itself. A clear parallel responsibility is for the Board to be able to identify and cultivate the leaders of the future. Talent is a prerequisite for the success of any company and providing the Directors with a deeper insight into the character and capabilities of the senior executive team is essential for our long-term success. During 2014, the Board Corporate Governance and Nominations Committee increased its focus on talent management and succession planning and you can read more about this, including the initiatives we have in place to ensure that the Board has line of sight to potential future leaders, on page 56. Importantly, these interactions also allow the Board to see how members of the senior executive team act as role models for our Values and promote sustainable success.

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Governance: Directors’ report What we did in 2014 Chairman’s Introduction

Board commitment

The role of a Barclays Director is a demanding one and we require – and expect – a significant time commitment from our Directors. This means not only preparing for and attending Board and Board Committee meetings, but committing time to initial induction, ongoing training and engagement with both the Executive team and with external constituents, including shareholders and regulators. I aim to ensure that Directors are kept fully informed about key businesses, performance and risks and any external changes to policy or regulation that may impact us. You can read more about this on pages 66 and 67.

Information flows

A common refrain from many directors, regardless of industry or sector, is that the extent and volume of the material and data presented to boards can be overwhelming. Of course, as a Board we are reliant on the Executive team, which is operationally responsible for managing the business, for information, but we can, and do, make our expectations and requirements in this regard quite clear. It is critical that the right information flows to the Board at the right time and for that information to be at the appropriate level of detail and to be balanced and measured. As Chairman I have sought to ensure that information presented to the Board is balanced, thematic and clear so that it provides the best support for open discussion. The Board has also sought outside thinking and perspectives to stimulate debate, for example, in 2014 external third parties have provided perspectives on emerging risks and on growth opportunities in Africa.

Board performance

The effective performance of the Board is my responsibility as Chairman. To assess our effectiveness, we formally evaluate the performance of the Board, the Board Committees and the Directors annually. We have engaged the services of an external facilitator each year since 2004, as we feel this brings a valuable, objective perspective to our assessment. Last year I reported to you that we intended to agree a set of Board priorities and report on progress against these. You can find our progress report and details of 2014’s Board effectiveness review, including a high-level statement of the outcomes, on pages 60 and 61.

Board Committees

To ensure that the Board can devote as much time as possible to strategic matters, oversight of risk management and control, financial reporting, reward and succession and talent is delegated to specific Board Committees. This ensures that each of these important areas is subject to an appropriate level of scrutiny. The Board Committee Chairmen report on the following pages how each Board Committee discharged its responsibilities in 2014 and the material matters they considered.

Looking ahead

This is my final report to you as Chairman, as I will retire from the Board at the conclusion of the AGM on 23 April 2015. I would like to take this opportunity to thank my Board colleagues – both present and former – for the unstinting support and assistance they have given me, through their contribution on the Board and Board Committees and more widely, during my period as Chairman. In particular, I would like to thank Sir John Sunderland, who also retires from the Board at the conclusion of the AGM, for his dedicated service to Barclays over the past 10 years through what has been one of the most eventful periods in our long history. As I hand over to my successor, John McFarlane, Barclays is on the way to becoming leaner, stronger and better-balanced, with a clear strategy in place to deliver higher profits, returns and growth, with lower costs and lower earnings volatility. I wish my Board colleagues every success for the future.

Sir David Walker

Chairman

2 March 2015

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The Board’s focus in 2014

Strategy and Performance	¡	Debated and challenged strategic options and alternatives, agreeing the refined strategy and the outcomes of the Group Strategy Update announced on 8 May 2014
	¡	Considered and assessed the strategic and operational performance of each business
	¡	Discussed and approved the operations and technology strategy
	¡	Evaluated, on a regular basis, performance against the Balanced Scorecard
	¡	Approved the disposal of Barclays’ Spanish businesses

Finance, Capital and Liquidity	¡	Assessed and monitored, on a regular basis, performance against agreed financial targets, including return on equity, the CET1 ratio, the leverage ratio and costs target
	¡	Challenged, discussed and approved the Short Term Plan and debated the Medium Term Plan

Governance and Risk	¡	Assessed the potential impact of structural reform in the UK and US and evaluated risks, challenges and plans for implementation
	¡	Met with representatives of UK and US regulators
	¡	Debated specific conduct and litigation matters and potential outcomes and impacts
	¡	Evaluated and approved proposed risk appetite for 2015
	¡	Monitored on a regular basis, with the support of the Board’s risk committees, performance against agreed risk appetite for 2014 and the risk profile
	¡	Evaluated and approved recovery and resolution plans

Culture and Values	¡	Tracked, with the support of the Board Conduct, Operational and Reputational Risk Committee, the progress being made on cultural change
	¡	Undertook training on Barclays culture and values

Other	¡	Debated and endorsed recommendations of the Board Remuneration Committee with regard to compensation decisions for the 2013 financial year
	¡	Evaluated the outcomes of the Board Effectiveness Review and agreed, with the support of the Board Corporate Governance and Nominations Committee, the Board’s priorities and an action plan for 2014
	¡	Assessed, with the support of the Board Corporate Governance and Nominations Committee, talent management and succession plans for senior executive positions
	¡	Approved, on the recommendation of the Board Corporate Governance and Nominations Committee, the appointment of John McFarlane to succeed Sir David Walker as Chairman

Board Allocation of Time (%)

		2014	2013
1	Strategy Formulation and Implementation Monitoring	47	41
2	Finance (incl. capital and liquidity)	17	22
3	Governance & Risk (incl. regulatory issues)	32	35
4	Other (incl. compensation)	4	3

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Governance: Directors’ report What we did in 2014 Board Audit Committee Report

‘I see our activity as directly supporting the embedding of Barclays’ Values and playing an important part in changing the culture’.

of Barclays’ longer-term viability. The current intention is that the required viability statement will cover the three year period of Barclays’ Medium Term Plan and the Committee will be working with management to ensure that there is a robust process in place to support the statement to be made by the Board. Likewise, we will work with management to ensure that the current processes underpinning our oversight of internal controls provide appropriate support for the required Board statement on the effectiveness of risk management and internal controls.

Mike Ashley

Chairman, Board Audit Committee

2 March 2015

Dear Shareholders

In my report last year I spoke about the level of change Barclays is undergoing, driven by both internal and external factors, and the need to ensure that the effectiveness of Barclays’ control environment is maintained and reflects the increasing expectations of our shareholders. The pace of change has continued unabated and the Committee placed significant focus during 2014 on the control environment, in particular, on encouraging and supporting measures to ensure that there is senior level accountability and ownership of control issues and their remediation. I see our activity as directly supporting the embedding of Barclays’ Values and playing an important part in changing the culture and driving accountability.

This emphasis on internal control does not mean we have focused any less on the other important matters within our remit in a year when the role of audit committees in ensuring the integrity of financial reporting continued to be scrutinised. The Committee continued to debate and challenge the assumptions and estimates made by management, particularly in respect of valuations and provisions, the key judgements applied to Barclays’ financial statements and how Barclays’ performance is presented to ensure that it is reported in a fair, balanced, understandable and transparent way. We also placed appropriate weight on ensuring that both the internal and external audit processes were effective, with particular support for the internal audit function in embedding its Management Control Approach (MCA) assessments. You can read more below about the significant matters we addressed during the year.

On a more personal level, during 2014 I had significant interaction with our regulators in the UK and the US and also took opportunities to visit Barclays’ business operations, including those in the US, Africa, Hong Kong and Singapore.

Committee performance

As part of the annual Board Effectiveness Review, a separate exercise was conducted to assess the Committee’s performance. The assessment found that the Committee is performing effectively. Please see the Board evaluation report on pages 60 and 61 for more details. I have been well-supported by my colleagues on the Committee and thank them for their contribution during 2014.

Looking ahead

2015 will see the Committee occupied with the significant task of overseeing the tender of the external audit. My recent connection with KPMG means that I will not be involved in the assessment and selection. More detail about the audit tender process and its governance can be found on page 47. We will also continue our focus on embedding the Enterprise Risk Management Framework, the first and second lines of defence and developing a holistic assurance framework for controls. The Committee will also have a role in supporting Barclays’ compliance with the revised UK Corporate Governance Code, which applies to Barclays for the 2015 financial year. Amongst other things, the Board will be required to make a statement

Committee composition and meetings

The Committee is composed solely of independent non-executive Directors. There were a number of changes to Committee composition in 2014. Fulvio Conti and Simon Fraser retired from the Committee on 24 April 2014, when they retired from the Board. Dambisa Moyo joined the Committee with effect from 17 April 2014 and Crawford Gillies joined the Committee with effect from 1 June 2014. Mike Ashley is the designated financial expert on the Committee for the purposes of the US Sarbanes-Oxley Act, although each member of the Committee has financial and/or financial services experience. You can find more details of the experience of Committee members in their biographies on pages 34 and 35.

The Committee met 13 times in 2014 and the chart on page 47 shows how the Committee allocated its time. Committee meetings were attended by management, including the Group Chief Executive, Group Finance Director, Chief Internal Auditor, Chief Risk Officer and General Counsel, as well as representatives from the businesses and other functions. The lead audit partner of the external auditor attended each meeting and the Committee held regular private sessions with each of the Chief Internal Auditor or the lead auditor partner, which were not attended by management.

	Member	Meetings attended/eligible to attend

	Mike Ashley	13/13

	Tim Breedon*	12/13

	Fulvio Conti (to 24 April 2014)*	3/4

	Simon Fraser (to 24 April 2014)	4/4

	Crawford Gillies (from 1 June 2014)*	7/8

	Dambisa Moyo (from 17 April 2014)	10/10

	Diane de Saint Victor*	12/13

*Unable to attend certain meetings owing to prior business commitments Committee role and responsibilities The Committee is responsible for:
	¡	Assessing the integrity of the Group’s financial reporting and satisfying itself that any significant financial judgements made by management are sound;
	¡	Evaluating the effectiveness of the Group’s internal controls, including internal financial controls; and
	¡	Scrutinising the activities and performance of the internal and external auditors, including monitoring their independence and objectivity.
The Committee’s terms of reference are available at barclays.com/corporategovernance
The Committee’s work The significant matters addressed by the Committee during 2014 and in evaluating Barclays 2014 Annual Report and Financial Statements, are described on the following pages.

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Significant financial statement reporting issues

Assumptions and estimates or judgements are an unavoidable and significant part of the financial reporting process and are studied carefully by the Committee ahead of the publication of Barclays’ full and half-year results announcements and interim management statements. With appropriate input, guidance and challenge from the external auditor, the Committee examined in detail the main judgements and assumptions made by management, any sensitivity analysis performed and the conclusions drawn from the available information and evidence, with the main areas of focus during the year set out below.

Area of focus	Reporting issue	Role of the Committee	Conclusion/action taken

Conduct provisions (see Note 27 to the financial statements)

Barclays makes certain assumptions and estimates, analysis of which underpins provisions made for the costs of customer redress, such as for Payment Protection Insurance (PPI) and Interest Rate Hedging Products (IRHP)

¡   Scrutinised reports from management setting out statistical analysis of the current level of provisioning against prevailing trends, claims experience against existing provisions, the projections underlying estimates, including any uncertainties regarding future claims volumes and the potential expected range of future claims, and an analysis of associated costs, including referrals to the Financial Ombudsman

¡   The Committee kept PPI claims experience and future claims profile under close scrutiny ahead of the announcements of Barclays’ financial results. Having assessed the information available, including discussing current projections as appropriate with the Group Finance Director and the external auditor, the Committee supported taking additional provisions for PPI redress at the half-year (£900m), third quarter (£170m) and full year (£200m), bringing the total additional provision for 2014 to £1,270m

¡    The Committee also concluded that no additional provision was required for IRHP redress at the half-year and that the provision could be reduced at the third quarter, based on the level of settled claims. It concluded that the provision remaining at the full year continued to be appropriate

Legal, competition and regulatory provisions (see Notes 27 and 29 to the financial statements)	Barclays makes judgements in respect of provisions for legal, competition and regulatory matters

¡   Evaluated advice received on the status of current legal, competition and regulatory matters, including any potential for settlement, management’s estimate of the level of provisions required and the adequacy of the provisions on the basis of available information and evidence

¡   The Committee agreed that a provision of £500m should be taken in the third quarter of the year in connection with investigations into foreign exchange by certain regulatory authorities, having concluded that this represented the current best estimate given the status of discussions with regulatory authorities at that time. Having reviewed the information available to determine what could be reliably estimated, the Committee agreed that the provision at the full year should be set at £1,250m for certain aspects of ongoing investigations involving certain authorities and litigation relating to Foreign Exchange. The Committee also considered and concurred with the disclosure to be published in respect of the status of the ongoing investigations and litigation. Further information may be found on pages 307 and 308.

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Governance: Directors’ report What we did in 2014 Board Audit Committee Report

Area of focus	Reporting issue	Role of the Committee	Conclusion/action taken
Valuations (see Notes 13-18 to the financial statements)	Barclays exercises judgement in the valuation and disclosure of financial instruments, derivative assets and certain portfolios, particularly where quoted market prices are not available

¡   Examined reports from the Valuations Committee, with particular focus on mark to market valuations and the ESHLA portfolio, any valuation uncertainties and the proposed disclosure around them

¡   Assessed the funding fair value adjustment applied

¡    Debated prudential valuation adjustments agreed with Barclays’ regulators and regulatory feedback on Barclays’ valuation processes and controls

¡    Assessed the impact of the Group Strategy Update and any additional provisions to be made in trading businesses to reflect changes in activity

¡   The Committee concluded that the valuations methodology and process, including the assumptions made, were appropriate and that proper governance was in place to support the internal price verification processes for assets where there is a lack of an active secondary market and limited trade activity

¡    In particular the Committee carefully considered the rationale and evidence for the proposed revision to the valuation methodology for the ESHLA portfolio (see page 281). It agreed with the proposal and noted the consequential reduction in fair value of £935m compared to applying the previous methodology as at 31 December 2014. The Committee determined to keep the basis of valuation under close review as market practice and understanding thereof could develop in the light of market conditions and as Barclays continues to dispose of Non-Core assets

Impairment (see Note 7 to the financial statements)

Where appropriate, Barclays models potential impairment performance, allowing for certain assumptions and sensitivities, to agree allowances for credit impairment, including agreeing the timing of the recognition of any impairment and estimating the size, particularly where forbearance has been granted

¡   Scrutinised the methodologies applied by management and assessed any regulatory feedback on Barclays’ calculations

¡   Examined performance and the level of exposures, particularly in Russia, Western Europe and Africa

¡    Examined any judgements applied with regard to any post model adjustments and collateral valuations

¡ The Committee concluded that the allowances for credit impairment on loans and advances were appropriate and supported by model outputs
Tax (see Note 10 to the financial statements)

Calculation of the Group’s tax charge necessarily involves a degree of judgement with regard to the assessment of liabilities which are not yet agreed with tax authorities and the recognition of deferred tax assets (DTAs)

¡   Evaluated the adequacy of provisions for open tax returns having regard to both the drivers of the underlying tax risks and ongoing discussions with key tax authorities

¡   Reviewed the basis of recognition and measurement of material DTAs

¡   The Committee agreed that that the level of provision for open years was appropriate given the range of possible outcomes and that the recovery and measurement of recognised DTAs was supported by management’s business forecasts

Adjusting items (see page 230 for further information)	Barclays exercises judgement in presenting adjusted measures

¡   Assessed proposals from management to treat certain items as adjusting items

¡    Established whether these items were significant and one-off in nature

¡   Evaluated the impact on Barclays’ reported financial statements

¡ The Committee endorsed the proposed adjusting items and the form of disclosures for Barclays’ published financial statements
Allocations between Core and Non-Core businesses (see pages 24 and 241 for further information)	Barclays has allocated certain assets to the Non-Core business following the Group Strategy Update

¡   Examined the restatement of Barclays’ results following the resegmentation of the business as a result of the Group Strategy Update

¡   Assessed the proposed accounting treatment and write-down of Barclays’ retail, wealth and certain corporate banking activities in Spain following agreement to dispose of them

¡   The Committee approved the restatement document and recommended it for publication

¡    It also confirmed that Barclays’ retail, wealth and certain corporate banking assets in Spain should be fully written down to fair value less costs to sell, agreeing that a net loss of £364m should be recognised in the third quarter. The full year net loss recognised was £446m

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Area of focus	Reporting issue	Role of the Committee	Conclusion/action taken

Going concern (see page 73 for further information)	Barclays is required to confirm that the going concern basis of accounting is appropriate

¡    Examined whether the going concern basis of accounting was appropriate by assessing the Working Capital Report prepared by management. This report covered forecast and stress tested forecasts for liquidity and capital compared to regulatory requirements, taking into account levels of provisioning for PPI and possible further conduct and litigation provisions that may be required

¡   After examining the forecast, along with Barclays’ ability to generate capital and raise funding in current market conditions, the Committee concluded that the liquidity and capital position of the Group remained appropriate and that there were no material uncertainties

Fair, balanced and understandable reporting (including country- by-country reporting and Pillar 3 reporting)	Barclays is required to ensure that its external reporting is fair, balanced and understandable

¡   At the request of the Board, established, via debate with and challenge of management, whether disclosures in Barclays’ published financial reports were fair, balanced and understandable

¡    Evaluated the review and challenge process that is in place to ensure balance and consistency, including the reports from the Disclosure Committee on its assessment of the content, accuracy and tone of the disclosures

¡    Obtained confirmation from the Group Chief Executive and Group Finance Director that they considered the disclosures to be fair, balanced and understandable

¡    Examined the control environment underpinning the integrity of Barclays’ financial reports, including the outputs of Barclays’ Turnbull assessments and Sarbanes-Oxley s404 internal control process

¡    Confirmed the absence of any indications of fraud relating to financial reporting matters

¡   Assessed disclosure controls and procedures

¡    Asked management to describe and evidence the basis on which representations to the external auditors were made

¡   The Committee requested work to be done to further enhance the presentation of Barclays’ disclosures on legal, competition and regulatory matters in Barclays’ external financial reports to ensure they remain accessible for a non-expert user

¡    It supported the proposal from management to make changes in the presentation of Barclays’ half-year results so that they were easier to understand

¡    It also concluded that additional information on country-by-country tax reporting should be disclosed publicly in the interests of openness and transparency

¡    The Committee satisfied itself that the processes underlying the preparation of Barclays’ published financial reports supported the aim of ensuring that those reports were fair, balanced and understandable. In relation to the 2014 Annual Report and Financial Statements, the Committee concluded that the disclosures and process underlying their production were appropriate and recommended to the Board that the 2014 Annual Report and Financial Statements are fair, balanced and understandable

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Governance: Directors’ report What we did in 2014 Board Audit Committee Report

Other significant matters

Other matters addressed by the Committee focused on the effectiveness of Barclays’ internal controls, the performance and effectiveness of the internal audit function and the performance, objectivity and independence of the external auditor, PricewaterhouseCoopers LLP (PwC). The most significant matters are described below:

Area of focus	Matter addressed	Role of the Committee	Conclusion/action taken
Internal control Read more about the Barclays’ internal control and risk management processes on pages 67 and 68	Impact on governance and controls of the Group Strategy Update and the creation of the Non-Core business

¡   Assessed the scope and governance of the Non-Core business and how it intends to mitigate business and strategic risks as assets are sold

¡    Evaluated the control environment in Barclays Spain in light of the Group Strategy Update and the potential disposal of part of the Spanish business

¡   The Committee concluded that good progress had been made in establishing governance and control over the Non-Core business and that the control environment in Spain had been maintained, despite the period of change

¡   It asked management to review the creation of the Non-Core and planned disposals and how they might impact the valuation of assets in the Non-Core business and more widely across Barclays

¡   It also emphasised the need to continue to maintain an appropriate and well-governed process around disposals

The business and functional control environment, including significant control issues and specific remediation plans

¡   Assessed the status of the most material control issues identified by management

¡    Evaluated reports on the control environment in UK Retail and Business Banking, Africa, Operations & Technology and Group Finance, questioning directly the heads of those businesses and functions

¡    Scrutinised regularly the progress of remediation plans to improve the control environment in Barclays’ US businesses, hearing directly from the CEO, Americas

¡    Assessed any regulatory reports on control issues and the progress being made to address key regulatory compliance control issues including unauthorised trading, client assets and financial crime, challenging the scope and pace of delivery of remediation plans and the resources available

¡   Examined the outputs of Barclays’ Turnbull assessments and Sarbanes-Oxley s404 internal control process

¡   The Committee asked for the scoping of remediation work to be accelerated to address control issues and requested that management continued to ensure that senior leaders took ownership and were accountable for the delivery of any remediation plans

¡    The Committee decided that accountable executives would be asked to attend Committee meetings to report directly on progress being made in order to emphasise where accountability lies. It also asked to see the specific objectives for business leaders in respect of the successful delivery of certain remediation plans

¡   It asked for a report on the prioritisation of projects to enhance the control environment in the US businesses to ensure that progress continued to be made

¡   The Committee requested several progress reports from Operations & Technology to ensure that focus on long-standing remediation programmes and enhancing governance and control was maintained. It noted the demonstrable progress made in the second half of 2014 which, provided momentum is maintained, it regarded as acceptable

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Area of focus	Matter addressed	Role of the Committee	Conclusion/action taken
The roll-out of the MCA, which assesses management’s attitude to the control environment

¡   Encouraged the deployment of the MCA and pressed for improvements in MCA in order to accelerate the timetable for all businesses and functions to achieve better internal ratings for their control environment

¡   Assessed the status of plans to achieve improvements in the control environment for each business and function

¡    Evaluated the control objectives given to each member of the Group Executive Committee

¡   The Committee asked for plans to improve the control environment to be more granular and for quantitative, outturn indicators to be developed so that progress could be tracked by the Committee

¡   It also suggested ways in which the control objectives for members of the Group Executive Committee could be further strengthened

The proposed revised approach to managing the control environment and to capturing and managing material control issues and their remediation

¡   Evaluated and endorsed a proposal from management for the principles and characteristics for management of a sound control environment

¡   Assessed the proposed new methodology for the identification and management of control issues and their remediation

¡   The Committee approved the proposed new methodology

¡    It also requested confirmation that the revised approach would meet all Barclays’ internal control requirements, including requirements associated with internal control over financial reporting. The revised approach was implemented with effect from 1 January 2015

The adequacy and effectiveness of Barclays’ whistleblowing processes

¡   Asked for an update on Barclays’ whistleblowing processes

¡    Assessed plans for a change in approach to ensure they are more consistent with best practice adopted by bodies such as Public Concern at Work and encourage colleagues to raise issues

¡   The Committee requested further improvements in the information presented to it, including asking for additional detail of any specific whistleblowing incidents relating to accounting processes, fraud or theft to be provided

Internal audit	The performance of internal audit and delivery of the internal audit plan, including scope of work performed and level of resources

¡   Assessed and approved the internal audit plan (including budget and resource levels) on a quarterly basis

¡   Evaluated internal audit’s assessment of the performance of each business and function, including trends in audit issues and any overdue audit issues

¡    Examined the processes and methodology used by internal audit to plan its work and the scope and depth of that work

¡    Debated whether internal audit should set targets for the flow of new control issues and the time taken to remediate any audit recommendations

¡   The Committee decided to create a sub-committee specifically to assess the level of internal audit assurance risk and resourcing it was willing to accept. This sub-committee is working with internal audit on these matters and is expected to provide recommendations to the Committee by July 2015

¡    The Committee asked internal audit to continue to emphasise to the Group Executive Committee the discipline needed to remediate issues and agree appropriate target timescales

¡    It also asked internal audit to look at the root causes for delay in remediating audit findings and asked the Group Chief Executive and Group Finance Director to put additional focus on timely remediation of audit findings in their monthly review meetings with each business. Each of these actions is underway and ongoing

External audit Read more about the Committee’s role in assessing the performance and effectiveness of the external auditor below	The work and performance of PwC on key areas

¡   Assessed regular status reports from PwC on the scope and progress of the external audit plan

¡    Debated and agreed the key areas of focus including valuations, impairment, conduct and legal provisions, tax and the methodology and assumptions used in the allocations between the Core and Non-Core business

¡ The Committee confirmed the scope of the audit and the areas of focus, including agreeing adjustments to the audit plan following the strategy update announcement

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Governance: Directors’ report What we did in 2014 Board Audit Committee Report

The Committee also covered the following matters:

The Committee also evaluated the performance, independence and objectivity of the auditor in the delivery of the external audit. Key stakeholders across the Group were surveyed, including members of the Committee and certain audit committees of Barclays’ subsidiaries. The questionnaire incorporated recommendations from a number of professional and governance bodies regarding the assessment of the quality of the external audit and also took into account the key findings from the 2013 evaluation. Questions were designed to obtain empirical evidence of how PwC met certain expected behaviours and also how individual audit team members had performed whilst also capturing data to assess qualitative attributes such as efficiency, forward-thinking, teamwork, integrity, quality of knowledge and judgement, including PwC’s performance on specific areas of judgement. PwC also made available the outputs from its client review interviews, conducted at the end of the current audit partner’s term as lead audit partner, to further inform the auditor effectiveness assessment.

The results of the assessment confirmed that both PwC and the audit process were considered effective and that a good working relationship was accompanied by an appropriate level of challenge and scepticism. Following all the above, and in particular the process of evaluation, the Committee recommended to the Board and to shareholders that PwC should be reappointed as the Group’s auditors at the AGM on 23 April 2015.

To help assure the objectivity and independence of the external auditor, the Committee has in place a policy that sets out the circumstances in which the external auditor may be permitted to undertake non-audit services. Details of the non-audit services that are prohibited and allowed under the policy can be found in the corporate governance section of Barclays’ website, barclays.com/corporategovernance.

Allowable services are pre-approved up to £100,000, or £25,000 in the case of certain taxation services. Any proposed non-audit service that exceeds these thresholds up to £250,000 requires specific approval from the Chairman of the Committee and non-audit services of £250,000 and above require the approval of the Committee before the external auditor can be engaged. When calculating the expected engagement fees, the policy also requires that expected expenses and disbursements are taken into account.

The overriding principle of the policy is that the Group should only engage the external auditor to supply non-audit services (other than those services that are legally required to be performed by the external auditor) in specific, carefully controlled circumstances. Prior to considering the engagement of the external auditor to carry out any non-audit service, alternative providers must be considered. Where it is proposed that the external auditor should be engaged, the request must be supported by a detailed explanation of the clear commercial benefit, why an alternate service provider was not selected and why the external auditor is best placed to carry out the service. In each case, the request to use the external auditor for these services must be sponsored by a senior executive, and the relevant audit partner is required to attest that provision of the services has been approved in accordance with the external auditors’ own internal ethical standards and that its objectivity and independence would not be compromised.

¡ Considered the proposed level of dividends to be paid, ahead of their approval by the Board;
¡ Assessed plans to build a global Compliance function: progress is now being tracked by the Board Conduct, Operational and Reputational Risk Committee;
¡ Approved Barclays Pillar 3 policy, as required by CRD IV, and asked for any exceptions or dispensations to be reported to the Committee;
¡ Discussed and recommended to the Board revisions to its terms of reference to reflect changes in best practice and other requirements for audit committees; and
¡ Evaluated the outcomes of the annual Office of Foreign Assets Control compliance review.
In addition, a briefing session on client assets was given to the Committee.
Assessing external auditor effectiveness, auditor objectivity and independence, non-audit services
The Committee is responsible for monitoring the performance, objectivity and independence of the external auditor, PwC. In 2014 the main activities of the Committee in discharging that responsibility were as follows:

¡   Assessed and agreed the scope of PwC’s Group Audit Plan, including debating and approving a revised plan following the announcement of the Group Strategy Update in May 2014. The Committee examined how PwC had refined its risk assessment in light of the resegmentation of the business and the creation of the Non-Core business and looked at the key areas of IT, valuations, impairment, conduct and litigation;

¡ Settled the terms of the audit engagement letter and approved, on behalf of the Board, the audit fees payable;
¡ Assessed the competence with which PwC handled the key accounting and audit judgements and how they were communicated to management and the Committee;

¡   Discussed with PwC the appointment of a new lead audit partner given that the current audit partner’s five year tenure ends at the conclusion of the 2014 audit. The Committee considered potential candidates and recommended to the Board the new audit partner to be appointed with effect from the audit for the 2015 financial year onwards;

¡   Deliberated and decided upon the timeline, governance arrangements and the process to be followed in submitting the external audit for tender and to rotate the audit firm. Read more about the audit tender below;

¡   Reviewed and updated the policy relating to the provision of non-audit services and regularly evaluated reports summarising the types of non-audit services for which PwC had been engaged and the level of fees payable, including assessments from PwC on how its independence and objectivity had been safeguarded. Read more about non-audit services below;

¡ Ensured, by assessing regular reports of any appointments made, that management confirmed compliance with the Group’s policy on the employment of former employees of PwC; and

¡   Evaluated reports issued following inspections of PwC by the FRC’s Audit Quality Review Team and the US Public Company Accounting Oversight Board. The Committee scrutinised the findings of each report, including actions taken to address prior findings and any areas of further focus that had been identified. It agreed that the audit was acceptable overall and that any identified areas for further improvement had been addressed or had appropriate action plans in place.

46 | Barclays PLC Annual Report 2014	barclays.com/annualreport

During 2014, the Chairman of the Committee or the Committee as a whole, as appropriate, scrutinised all requests referred for approval to engage PwC for non-audit services, particularly those that concerned taxation-related services. Two requests for approval were declined (2013: two). A breakdown of the fees paid to the external auditor for non-audit work during 2014 may be found in Note 42 on page 338, with non-audit fees representing 25.7% (2013: 28.5%) of the audit fee. Significant categories of engagement undertaken in 2014 included:

¡   Attest and assurance services required by regulators in connection with reviews of internal controls including an audit of benchmark interest rate submissions;

¡   Tax compliance services in respect of assignments initiated pre-January 2011 in connection with Barclays international and expatriate employees, involving co-ordination and filing of statutory tax returns, social security applications and additional compliance filings;

¡    Transaction support on secured funding transactions, including the provision of audits required by the Bank of England and the issue of comfort letters; and

¡   Other services covering the (i) provision of remuneration-related regulatory advice and support to the Board Remuneration Committee and Reward teams; and (ii) provision of a feasibility study and assistance in the design of a prototype for a mobile technology-based product offering.

The Committee assessed each request to ensure the objectivity and independence of the external auditor would not be impaired by providing the services. Each assessment of the request to engage the external auditor was supported by the information required by the policy to be provided, as described above. Where appropriate, the requests also included a risk assessment addressing the degree to which Barclays anticipated relying on the auditor, details of any investigation of any possible conflicts of interests and how these had been addressed and an explanation of why the work required could not be undertaken by management.

External audit tender

In its 2013 report, the Committee stated it was awaiting the final rules from the European Union and the Competition Commission (now the Competition and Markets Authority) before confirming the timetable for the external audit tender. Since then, new rules published by the European Union have been reflected in the final order published by the Competition and Markets Authority, which came into force on 1 January 2015. It is now clear that FTSE 350 companies such as Barclays must retender the external audit at least every 10 years and that the audit firm must be rotated at least every 20 years. As PwC, and its predecessor firms, has been Barclays’ external auditor since 1896, and it is more than 10 years since the external audit was last tendered, following further discussion with investors the Committee agreed that a tender will be conducted in 2015 with a view to rotating the external audit firm for the 2017 audit onwards. PwC will consequently not be asked to tender.

The Committee will direct the tender process and, following engagement with key shareholders, it has agreed a governance framework, the main features of which are:

¡    Given his former, recent position at KPMG and the fact that KPMG has indicated its intention to tender, Mike Ashley will take no part in the audit tender process other than providing comments on the initial design of the tender process;

¡   An Audit Tender Oversight Sub-committee has been established, comprising Tim Breedon (Chairman), Crawford Gillies and Colin Beggs (the Chairman of the audit committee of Barclays Africa Group Limited), to:

      –  Agree the objectives and desired outcomes for the audit tender process;

      –  Approve the design of the process;

      –  Construct and agree a shortlist of firms to be asked to participate; and

      –  Oversee the implementation of the process.

¡   The Board Audit Committee as a whole (other than Mike Ashley), with Colin Beggs as a co-opted member, will participate in the implementation phase, assess the prospective candidates and recommend to the Board two potential candidates and the preferred firm to be appointed.

The expected timeline for the external tender process during 2015 is:

January-March   Design and issue of the tender document to audit firms

April-June           Interviews with shortlisted candidates and agreement on choice to be presented to the Board and the preferred firm

July                      New external auditor to be agreed, to be appointed with effect from the audit of the 2017 financial year onwards

This timeline allows for a transition period to deal with any non-audit services provided to Barclays by the incoming auditor and any other potential independence conflicts.

  A copy of the audit tender document will be made available at barclays.com/corporategovernance

Board Audit Committee Allocation of Time (%)

		2014	2013
1	Control Issues	24	16
2	Financial Results	42	40
3	Internal Audit matters	8	8
4	External Audit matters	11	11
5	Business Control Environment	10	16
6	Other (including Governance and Compliance)	5	8

barclays.com/annualreport	Barclays PLC Annual Report 2014 | 47

Governance: Directors’ report What we did in 2015 Board Enterprise Wide Risk Committee Report

Committee composition and meetings
‘A useful opportunity for a more wide-ranging and free-thinking debate about possible risks that might emerge.’ Dear Shareholders

2014 was the second year of operation of the Committee. It continues to provide a useful opportunity for a more wide-ranging and free-thinking debate about possible risks that might emerge and which may not have been captured by the remit of the Board Financial Risk Committee or the Board Conduct, Operational and Reputational Risk Committee.

Demands on the Board’s time meant that the Committee was only able to meet once as a Committee in 2014, with a planned second meeting to consider in particular risk appetite for 2015 held concurrently with a Board meeting. At our meeting, our debate focused on the emerging risk themes that are being monitored internally, which include political instability outside the UK, in particular Eastern Europe and the Middle East; UK political risk, in particular, the Scottish and potential EU referenda; cyber risk; the UK housing market; and legal and conduct risk. Specific risks arising from each of these themes are being tracked and monitored by the Board Financial Risk Committee or the Board Conduct, Operational and Reputational Risk Committee. We did, however, spend some time deliberating the potential impact of a ‘yes’ vote in the Scottish referendum, given how uncertain the likely outcome appeared to be at the time. Although such an eventuality did not transpire, the main risk for us would have arisen from a disorderly transition, which may have given rise to redenomination risk. We also debated the possible indirect impacts, such as the greater likelihood of a referendum on the UK’s continuing membership of the EU.

We also heard from a third party, who provided an external perspective on potential ‘over the horizon’ risks. These are risks, which, while of low probability, may have a significant impact if they crystallise. As a result of our discussion, we asked the Board Financial Risk Committee to undertake a closer examination of Barclays’ exposures to central counterparties in the derivatives market.

The Committee comprises the Chairman, Deputy Chairman and the Chairmen of each of the principal Board Committees. Reuben Jeffery (Chairman, Board Conduct, Operational and Reputational Risk Committee) joined the Committee with effect from 1 April 2014.

The Committee met once as a Committee in 2014, with a further meeting to discuss and approve Risk Appetite for 2015 held concurrently with a Board meeting. The meeting held was attended by management, including the Group Chief Executive, Group Finance Director, Chief Internal Auditor, Chief Risk Officer, General Counsel and Head of Compliance. The meeting was also attended by an external third party, who presented to the Committee an external perspective on potential future risks.

The chart below shows how the Committee allocated its time in 2014:

			Member	Meetings attended/eligible to attend

			Sir David Walker	2/2

			Mike Ashley	2/2

			Tim Breedon	2/2

			Reuben Jeffery III (from 1 April 2014)	2/2

			Sir Michael Rake	2/2

			Sir John Sunderland	2/2

Committee role and responsibilities

The Committee’s role is to take an enterprise-wide view of risks and controls, bringing together the overall risk appetite and risk profile of the business. It focuses on a holistic view of Barclays’ risk appetite and risk profile and to seek to identify potential future risks.

  You can find the Committee’s terms of reference at barclays.com/corporategovernance

Sir David Walker Chairman, Board Enterprise Wide Risk Committee 2 March 2015
Board Enterprise Wide Risk Committee Allocation of Time (%)

1 Risk Profiles/Risk Appetite 2 Key Risk issues 3 Regulatory frameworks/Risk Policies 4 Other	2014 79 13 4 4	2013 61 16 10 13

48 | Barclays PLC Annual Report 2014	barclays.com/annualreport

What we did in 2014 Board Financial Risk Committee Report

‘Further regulatory change, such as structural reform in the UK, US and continental Europe, which will require Barclays to segregate its activities, will require changes in how the Group operates and an increased focus on capital, liquidity and funding in legal entities.’

Dear Shareholders

Going into 2014, we expected to see a continuation of subdued economic conditions in some of our main markets. GDP was expected to show a gradual recovery, with unemployment remaining high in the medium term and house prices staying below their long-run average, albeit with an upward trend. Significant areas of uncertainty also existed, including the possible slowing of monetary stimulus. It was in this context that our financial risk appetite for 2014 and our financial risk triggers were set within parameters that positioned Barclays conservatively.

The Committee continued to scrutinise credit performance in each of our main markets during 2014 in the light of the ongoing uncertain political, economic and regulatory environment. We saw a reduction in credit impairment and better performance in our UK and US portfolios in 2014, reflecting improved economic conditions in these countries. The South African economy remained weak, with higher unemployment and inflation, while our European portfolios remained under pressure, with the Eurozone still susceptible to exogenous and other shocks. Overall credit risk performance for 2014 was ahead of our expectations. The Committee reflected in 2014 on the creation of the Non-Core business and the potential impact on risk management structures and processes. The Group Strategy Update, announced on 8 May 2014, and the rebalancing of the Group into Core and Non-Core businesses, is designed to de-risk the Group, strengthen the balance sheet and meet capital and leverage targets. This realignment of the business has been reflected in the distribution of Risk Weighted Assets (RWAs), although Barclays’ overall risk appetite for 2014 remained unchanged. Overall RWAs decreased by £40.6bn in 2014, primarily as a result of reductions in Barclays Non-Core. The Group’s plans to run down the Non-Core business further will free up capital both to improve further the Group’s capital ratios and fund growth in the Core businesses.

Committee performance

As part of the annual Board effectiveness review, a separate exercise was conducted to assess the Committee’s performance. The assessment found that the Committee is performing effectively. Please see the Board evaluation report on pages 60 and 61 for more details. I would like to extend my thanks to my colleagues on the Committee for their contribution and support during 2014.

Looking ahead

During 2014 I had a significant level of engagement with our regulators in the UK and the US in my role as Chairman of the Committee. Basel III and CRD IV have required Barclays to increase the amount and quality of the capital it is required to hold and good progress has been made towards achieving the Group’s targets. It is clear, however, that further regulatory change, such as structural reform in the UK, US and continental Europe, which will require Barclays to segregate its activities, will require changes in how the Group operates and an increased focus on capital, liquidity and funding, in legal entities. The Committee expects to focus its attention in 2015 on ensuring that Barclays is able to respond to the challenge of these new regulatory requirements.

Tim Breedon

Chairman, Board Financial Risk Committee

2 March 2015

Committee composition and meetings

The Committee is composed solely of independent non-executive Directors. Tim Breedon became Chairman of the Committee with effect from 1 January 2014. Steve Thieke joined the Committee with effect from 7 January 2014 on his appointment to the Board. Sir Michael Rake stepped down from the Committee with effect from 31 July 2014. Details of the skills and experience of the Committee members can be found in their biographies on pages 34 and 35.

The Committee met seven times in 2014, with two of the meetings held in New York. The chart on page 51 shows how the Committee allocated its time during 2014. Committee meetings were attended by management, including the Group Chief Executive, Group Finance Director, Chief Internal Auditor, Chief Risk Officer, Barclays Treasurer and General Counsel, as well as representatives from the businesses. The lead audit partner from the external auditor also attended each meeting.

Member	Meetings attended/eligible to attend

Tim Breedon	7/7

Mike Ashley	7/7

Reuben Jeffery III*	5/7

Dambisa Moyo	7/7

Sir Michael Rake (to 31 July 2014)*	3/4

Steve Thieke (from 7 January 2014)	7/7

*Unable to attend meetings owing to prior business commitments

Committee role and responsibilities

The Committee’s responsibilities include:

¡    Recommending to the Board the total level of financial risk the Group is prepared to take (risk appetite) to achieve the creation of long-term shareholder value;

¡   Monitoring financial risk appetite, including setting limits for individual types of financial risk, e.g. credit, market and funding risk;

¡   Monitoring the Group’s financial risk profile;

¡   Ensuring that financial risk is taken into account during the due diligence phase of any strategic transaction; and

¡   Providing input from a financial risk perspective into the deliberations of the Board Remuneration Committee.

   The Committee’s terms of reference are available at

       barclays.com/corporategovernance

barclays.com/annualreport	Barclays PLC Annual Report 2014 | 49

Governance: Directors’ report What we did in 2014 Board Financial Risk Committee Report

     The Committee’s work

     The significant matters addressed by the Committee during 2014 are described below:

Area of focus	Matter addressed	Role of the Committee		Conclusion/action taken

Financial risk appetite, i.e. the level of risk the Group chooses to take in pursuit of its business objectives	The level of financial risk appetite the Group is prepared to take in 2015, including liquidity risk appetite	¡

Scrutinised and debated management’s recommendations on the financial volatility parameters to be used, i.e. parameters for the Group’s performance under varying levels of financial stress, and the proposed financial risk appetite

				¡	The Committee recommended the proposed financial risk appetite for 2015 to the Board for approval, suggesting some minor adjustments to be made to the financial volatility parameters
¡

It also requested a review of the process and methodology for setting risk appetite given the regulatory environment, the increasing significance of conduct and operational risk and changes to the structure of the Group. This review will take place in 2015

Liquidity and funding, i.e. having sufficient financial resources available to enable the Group to meet its obligations as they fall due

Compliance with regulatory requirements and internal liquidity risk appetite. The potential impact of a credit rating downgrade for Barclays and the impact of a rise in interest rates on customer behaviours

¡

Requested specific reports and analysis on these matters assessed the potential impact on funding costs and flows of a credit rating agency downgrade, given the loss of sovereign support notching and potential management actions to maintain the liquidity coverage ratio

¡ ¡

The Committee was satisfied that Barclays’ liquidity risk profile was appropriate

It also endorsed the range of management actions that had been identified to address any impact on funding of a credit rating downgrade and an increase in interest rates

		¡	Evaluated the potential impact on planned deposit balances of an increase in interest rates and available management actions

Capital and leverage, i.e. having sufficient capital resources to meet the Group’s regulatory requirements, maintain its credit rating and support growth and strategic options	The flight path to achieving required regulatory and internal targets and capital and leverage ratios	¡	Tracked progress against target capital and leverage ratios and available management actions to achieve the target, debating regular reports from Barclays’ Treasurer	¡	The Committee supported the forecast trajectory and the identified management actions

Stress testing, i.e. testing whether the Group’s financial position and risk profile provide sufficient resilience to withstand the impact of severe economic stress	The scenarios for stress testing, the results and implications, including stress tests run by the Bank of England (BoE) and European Banking Authority (EBA)	¡ ¡ ¡

Evaluated the scenarios proposed by management and those required by the BoE and EBA

Examined the impact of differences in assumptions and methodologies between internal and regulatory stress tests

Assessed the available management actions to mitigate the impact of the stress

¡ ¡

The Committee agreed the scenarios for Barclays’ internal stress test and endorsed the identified management actions

It also approved the results of the stress tests run by the BoE and EBA, which demonstrated that Barclays maintains acceptable leverage and capital ratios at the low points of the stress

Country risk	The potential impact of political and economic instability outside the UK (in particular, Russia and Ukraine) and the economic outlook for the South African economy	¡ ¡ ¡

Examined Barclays’ exposures to Russian counterparties and how these were being managed in light of sanctions imposed as a result of the Ukrainian political situation

Assessed the implementation of sanctions requirements in respect of Russian clients

Debated Barclays’ risk strategy for South Africa given the economic and political environment and the size of Barclays’ business and the capital invested

¡ ¡

The Committee encouraged management to continue to manage down Barclays’ risks and exposures to Russia: by 31 December 2014 these exposures had reduced by £1.3bn

In respect of South Africa, the Committee suggested a number of factors for further consideration by the risk function in managing the Group’s exposure

50 | Barclays PLC Annual Report 2014	barclays.com/annualreport

Area of focus	Matter addressed	Role of the Committee	Conclusion/action taken

Political and economic risk	The prospect of a ‘yes’ vote in the Scottish independence referendum

¡   Evaluated management’s view of the potential impact, including potential exposures to redenomination risk, and assessed contingency plans

¡   Debated the possible wider implications for political and economic policy and the potential impact on economic growth and market volatility

¡ The Committee supported the contingency measures identified but asked for the plans to be revisited in the event of a ‘yes’ vote

Retail credit risk	The potential overheating of the UK housing market, particularly in London and the South East

¡   Examined Barclays’ exposures to the UK mortgage market and details of the lending criteria applied, including a higher interest rate stress

¡   Debated affordability measures, income multiples and Loan to Value (LTV) ratios

¡ The Committee asked for additional monitoring of high LTV/loan to income mortgages, which was subsequently incorporated into the quarterly risk profile report presented to the Committee

Retail credit risk	Risk management in Barclaycard given its plans for growth	¡ Assessed the strength of risk management in place to ensure that growth remains within risk appetite	¡ The Committee will be kept updated on the risk performance of new business

Redenomination risk	Barclays’ exposure to redenomination risk in selected Eurozone countries	¡ Examined management’s proposals to continue to reduce the funding gap in certain Eurozone countries, in particular Italy

¡   The Committee encouraged management to make further progress in reducing redenomination risk, particularly in the context of the creation of the Non-Core business and the intention to exit certain markets. Overall redenomination risk fell by 22% in 2014

Risk governance and control	Enhancing the limit framework and governance of leveraged finance and single name risk	¡ Examined the limit framework and governance in place around leveraged finance to ensure its robustness given that this business is a significant source of income and risk for the Investment Bank	¡ The Committee asked for a more granular limit framework to be put in place, including revised limits and enhanced governance of single-name risk. This new framework was implemented in December 2014

Remuneration	The scope of any risk adjustments to be taken into account by the Board Remuneration Committee when making remuneration decisions for 2014

¡   Assessed a report from the Risk function on the risk metrics to be used to determine financial performance

¡   Evaluated the Risk function’s view of performance, which informed remuneration decisions for 2014

¡ The Committee supported the proposed choice of metrics and supported the Risk function’s view of 2014 financial risk performance
The Remuneration Report on pages 77 to 110 includes more detail on how risk is taken into account in remuneration decisions

In addition, the Committee also covered the following matters in 2014:

¡   Tracked the utilisation of risk appetite and evaluated the Group’s risk profile;

¡   Assessed the progress being made to deliver a new target operating model for the Risk function;

¡   Evaluated the MCA and control environment of the Risk and Treasury functions, including any plans in place to achieve improvements;

¡   Approved updated limits for traded market risk and underwriting risk;

¡   Examined the progress being made on model risk governance, including progress made on achieving full review and validation of all of the most significant risk models on an annual basis;

¡    Evaluated the funding mix of Barclays’ US operations;

¡    Assessed Barclays’ potential exposures to central counterparties in the event of a default and confirmed the appropriateness of the governance in place to manage any potential risk; and

¡   Recommended to the Board the proposed agreement with the Trustees of the UK Retirement Fund on the pension scheme triennial valuation and proposed deficit recovery plan.

Board Financial Risk Committee Allocation of Time (%)

			2014	2013
		1 Risk Profile/Risk Appetite (including capital and liquidity management) 2 Key Risk issues 3 Internal Control/Risk Policies 4 Other (including remuneration and governance issues)	57 19 11 13	48 22 12 19
Read more about Barclays’ risk management on pages 123 to 140 and in our Pillar 3 report, which is available online at barclays.com/annualreport

barclays.com/annualreport	Barclays PLC Annual Report 2014 | 51

Governance: Directors’ report What we did in 2014 Board Conduct, Operational and Reputational Risk Committee Report[a]

‘Progress continues to be made, with greater understanding amongst our leaders in terms of how to make decisions ‘in the right way’, but implementing and embedding cultural change is a multi-year task.’

Dear Shareholders

A key focus of the Committee has been on monitoring the cultural change underway in the organisation. By the end of 2013, we had seen colleagues develop an understanding and connection with Barclays Purpose and Values. During 2014, the focus was on embedding and sustaining that change. Progress continues to be made, with greater understanding amongst our leaders in terms of how to make decisions ‘in the right way’, but implementing and embedding cultural change is a multi-year task.

There is evidence of a change in approach to conduct risk, with leaders in the business now responsible for identifying, managing and mitigating such risk, including the identification of forward looking risks that could affect their businesses. Net operational risk losses have improved year-on-year and the measures have moved to within risk appetite. However, we cannot afford to be complacent given elevated risk assessments relating to cyber security, information technology and transaction operations across the financial services sector. In terms of our high priority reputational risks, we have increased our engagement with non-governmental organisations, reviewed our policies relating to the provision of finance to the defence and energy sectors and examined the management of human rights risks.

Committee performance

The evaluation of the effectiveness of the Committee conducted in 2014 found that the Committee is performing effectively. Please see the Board evaluation report on pages 60 and 61 for more details. I became Chairman of the Committee in April 2014, succeeding Sir David Walker, who played a significant role in establishing the Committee and setting out the vision for where it would focus its attention and add value. I would like to thank him and my fellow Committee members for their hard work and support.

Looking ahead

The landscape continued to change significantly in 2014, with increased cost pressures, rising customer and external shareholder expectations and significant organisational change across the Group. The Committee will continue to focus on embedding cultural change, the management of conduct risk, including the roll out of key performance indicators, and ensuring that operational risk is maintained within our risk appetite.

Reuben Jeffery III

Chairman, Board Conduct, Operational and Reputational Risk Committee

2 March 2015

Note

a   The name of the Committee changed from the Board Conduct, Reputation and Operational Risk Committee in June 2014

Committee composition and meetings

The Committee is composed of independent non-executive Directors, with the exception of Wendy Lucas-Bull, who the Board has decided not to deem as independent for the purposes of the UK Corporate Governance Code, owing to her position as chairman of Barclays Africa Group Limited. Membership of the Committee remained substantially the same as the prior year, with the exception that Reuben Jeffery became Chairman of the Committee on 1 April 2014 when Sir David Walker stepped down as Chairman of the Committee on 31 March 2014. You can find more details of the experience of Committee members in their biographies on pages 34 and 35.

The Committee met four times in 2014 and the chart on page 54 shows how the Committee allocated its time. Committee meetings were attended by management, including the Group Chief Executive, Chief Internal Auditor, Chief Risk Officer, General Counsel, Group Corporate Relations Director, and the Heads of Compliance, Conduct Risk and Operational Risk, as well as representatives from the businesses and other functions.

Member	Meetings attended/eligible to attend

Sir David Walker (Chairman to 31 March 2014)	1/1

Reuben Jeffery III (Chairman from 1 April 2014)	4/4

Mike Ashley	4/4

Tim Breedon	4/4

Wendy Lucas-Bull	4/4

Dambisa Moyo*	3/4

Diane de Saint Victor*	3/4

Sir John Sunderland	4/4

*Unable to attend a meeting owing to prior business commitments

Committee role and responsibilities

The principal purpose of the Committee is to:

¡   Ensure, on behalf of the Board, the efficiency of the processes for identification and management of conduct, reputational and operational risk; and

¡   Oversee Barclays’ Citizenship Strategy, including the management of Barclays’ economic, social and environmental contribution.

   The Committee’s terms of reference are available at

       barclays.com/corporategovernance

52 | Barclays PLC Annual Report 2014	barclays.com/annualreport

The Committee’s work The significant matters addressed by the Committee during 2014 are described below:

Area of focus	Matter addressed	Role of the Committee	Conclusion/action taken

Conduct risk

The roll-out of the conduct risk management framework, with the aim of embedding the ownership and management of conduct risk in each business, and the reduction of customer complaint levels including referrals to the Financial Ombudsman Service (FOS)

¡   Tracked progress of the conduct risk programme via quarterly reports from management

¡    Debated the respective roles and responsibilities of the first and second lines of defence

¡   Supported management in establishing levels of acceptance and accountability for conduct risk by the businesses including adoption of formal KPIs

¡   Worked with management to develop key risk indicators and metrics

¡    Assessed any conduct risk impacts arising from the strategy update

¡   Evaluated complaints handling, tracking progress of initiatives to reduce overall complaints volumes and those referred to FOS

¡   The Committee supported Barclays’ conduct risk strategy and endorsed measures to foster acceptance by the businesses, including the introduction of KPIs, the requirement for culture and values training at induction and at regular intervals thereafter, and the requirement for all employees to attest to reading and understanding the Code of Conduct

¡    The Committee continued to focus on the level of customer complaints referred to the FOS

Cultural change	The effective implementation of the Transform culture and values programme and progress in delivering a number of activities to facilitate change

¡   Assessed the status of implementation, levels of engagement across the Group and the support provided to the senior leaders group in setting the values and helping colleagues understand the importance of doing business in the right way

¡   The Committee concluded that good progress is being made but suggested that management should do more to highlight to colleagues the positive outcomes arising from a customer focus

¡   The majority of Committee members attended Barclays Culture and Values programme in 2014

Operational risk	Approval of operational risk appetite and the evaluation of any material changes to the Group’s operational risk profile and performance versus risk appetite

¡   Evaluated management’s recommendations on operational risk appetite, including measures for the quantitative and qualitative assessment of risks

¡   Examined the quarterly operational risk profile report, and debated how areas of heightened risk might be moved within risk appetite

¡    Assessed updates on cyber risk, examining the actions being taken on monitoring, prevention and detection

¡    Evaluated a revised policy for new product approval, the implementation plan and lines of accountability

¡   The Committee recommended operational risk appetite for 2015 to the Board for approval

¡    It tracked levels of operational risk losses, concluding that the Group’s operational risk profile was stable overall, but that risk remained heightened in respect of cyber security, fraud, information, security of premises and technology

¡   The Committee approved the implementation of the new Group product approval process, to be owned by the Risk function

Reputational issues

How to ensure that reputational issues facing Barclays, and the financial services sector generally, were being identified, managed and anticipated, including ensuring that the businesses recognise, assess and manage potential risks at the earliest possible stage

¡   Provided input to revisions to the reputational risk framework to align it with Barclays’ revised governance model, particularly the Enterprise Risk Management Framework

¡   Examined the results of reputational risk horizon scans and probed the adequacy of mitigation measures in place

¡ The Committee approved the revised reputational risk framework for roll-out across the Group

barclays.com/annualreport	Barclays PLC Annual Report 2014 | 53

Governance: Directors’ report What we did in 2014
Board Conduct, Operational and Reputational Risk Committee Report[1]

Area of focus	Matter addressed		Role of the Committee	Conclusion/action taken

Citizenship	The delivery of the 2015 Citizenship Plan and development of a longer-term Citizenship strategy

¡   Assessed progress on the delivery of initiatives against the Citizenship Plan

¡    Evaluated the level of ownership by the business, including the degree to which Citizenship was integrated into business plans with clear targets

¡   The Committee was satisfied with the progress of the Plan during 2014 and noted the development of a revised Citizenship Strategy, Barclays 2020 Ambition

¡    It recommended that Citizenship activity might be focused more on initiatives connected to Barclays’ business, such as support for small and medium enterprises

Read more about Barclays’ approach to Citizenship on page 14.

In addition, the Committee also assessed and/or approved the following matters in 2014:

¡   The Compliance function’s business plan and key areas of focus for 2014;

¡   Compliance Group Policies;

¡    An update to The Barclays Way, the Group-wide code of conduct, and the levels of attestation by colleagues globally;

¡    The results of Barclays’ review of collections processes and procedures conducted in tandem with the industry-wide thematic review by the FCA of mortgage arrears handling;

¡   The effectiveness of Barclays’ sanctions compliance programme, particularly in view of Russian sanctions implemented in 2014;

¡   The tax risk framework and performance against tax risk appetite and the tax risk profile;

¡   Barclays’ response to a PRA and FCA critical infrastructure and technology resilience review;

¡   Barclays’ plans for compliance with the Volcker Rule (restrictions on proprietary trading and certain fund investments by banks operating in the US);

¡   The 2013 Citizenship Report for publication; and

¡   The terms of reference of the Committee to ensure that it continued to operate with maximum effectiveness.

Board Conduct, Operational and Reputational Risk, Committee Allocation of Time (%)

	1 Citizenship 2 Reputational Issues 3 Culture, Conduct and Compliance 4 Operational Risk 5 Other	2014 2 7 52 33 6	2013 10 10 47 28 5

Read more about Barclays’ risk management on pages 123 to 140 and in our Pillar 3 report, which is available online at barclays.com/annualreport

54 | Barclays PLC Annual Report 2014	barclays.com/annualreport

Governance: Directors’ report What we did in 2014 Board Corporate Governance and Nominations Committee Report

‘The Committee will need to ensure that the Group’s governance framework can respond to the proposed structural reform changes.’

Dear Shareholders

2014 was a year of great activity for the Committee. In addition to its key responsibility of assuring we have an effective Board and Board Committees in place, the Committee examined the implications arising from the recommendations made by the Parliamentary Commission on Banking Standards and the proposals made by the PRA for structural reform of banking groups.

During 2014 we announced the appointment of three new independent non-executive Directors, including John McFarlane, who will succeed me as Chairman in April 2015. In terms of Board Committee composition, membership has been refreshed and we discussed the importance of ensuring that we are able to identify successors to the current Board Committee Chairmen.

In addition, we have focused on executive succession and much work has been done to assess the strength and capability of the Senior Leaders Group, which is increasingly functioning as a cohesive team. There is also a much greater focus on values and culture in recruitment and talent assessments, with hiring decisions being made on the basis of fit with our values.

There have also been some notable successes in the diversity agenda, with external recognition for our approach to gender diversity and progress being made on plans to place high-potential women as non-executive directors on external boards.

Committee performance

The Committee directed the annual review of the effectiveness of the Board and its Committees, including its own. The Board concluded that the Committee is operating effectively. Please see the Board evaluation report on pages 60 and 61 for more details.

Looking ahead

The Committee will need to ensure that the Group’s governance framework can respond to the proposed structural reform changes, which will impact the way the Group is structured. We will also need to ensure that the Group has the depth and breadth of talent to succeed, particularly given the impact of regulatory change on management responsibilities and remuneration, which will impact the talent pool available to banks at a time when the competition for good, credible candidates will increase.

Sir David Walker

Chairman, Board Corporate Governance and Nominations Committee

2 March 2015

Committee composition and meetings

The Committee is composed solely of independent non-executive Directors. Sir David Walker, as Chairman of the Board, is also Chairman of the Committee. Mike Ashley, Tim Breedon, Reuben Jeffery and Sir John Sunderland, being the Chairmen of each of the other Board Committees, and Sir Michael Rake, the Deputy Chairman and Senior Independent Director, are also members of the Committee. Details of the skills and experience of the Committee members can be found in their biographies on pages 34 and 35.

During 2014, there were three meetings of the Committee and attendance by its members is shown below. The chart on page 57 shows how the Committee allocated its time during 2014. Committee meetings were attended by the Group Chief Executive with the HR Director, the Global Head of Learning & Talent and representatives from Spencer Stuart presenting on specific items.

	Member	Meetings attended/eligible to attend

	Sir David Walker	3/3

	Mike Ashley	3/3

	Tim Breedon	3/3

	Reuben Jeffery III (from 1 April 2014)	2/2

	Sir Michael Rake	3/3

	Sir John Sunderland	3/3

Note

The Chairman and the Chief Executive Officer, Antony Jenkins, who attends each meeting, excused themselves when the Committee focused on the matter of succession to their roles.

Committee role and responsibilities

The principal purpose of the Committee is to:

¡    Support and advise the Board in ensuring that the composition of the Board and its Committees is appropriate and enables them to function effectively;

¡   Examine the skills, experience and diversity on the Board and plan succession for key Board appointments, planning ahead to deal with upcoming retirements and to fill any expected skills gaps;

¡    Provide oversight, at Board level, of the Group’s talent management programme and diversity and inclusion initiatives;

¡    Agree the annual Board effectiveness review process and monitor the progress of any actions arising; and

¡    Keep the Board’s governance arrangements under review and make appropriate recommendations to the Board to ensure that they are consistent with best practice corporate governance standards.

  You can find the Committee’s terms of reference at barclays.com/corporategovernance

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Governance: Directors’ report What we did in 2014 Board Corporate Governance and Nominations Committee Report

The Committee’s work The significant matters addressed by the Committee during 2014 are described below:

Area of focus	Matter considered	Role of the Committee	Conclusion/action taken

Appointments to the Board	Board and Committee refreshment arising from the retirements of Directors during 2014 and expected retirements in 2015	¡ Debated the appropriate structure, size and composition of the Board and its Committees to ensure optimum membership and effectiveness

¡   The Committee recommended the appointments of Steve Thieke, Crawford Gillies and John McFarlane as non-executive Directors during 2014. Please refer to pages 57 to 59 for details of the Board’s approach to recruitment of new Directors and the case study of the recruitment of John McFarlane in particular

Succession planning and talent management

The consolidation of the previously fragmented approach to succession planning and talent management of the Senior Leaders Group, focusing on gaps in succession plans for Group Executive Committee roles resulting from the rebuilding of the Group Executive Committee over the past two years

¡   The Committee identified the leadership needs of the Company, assessed the overall bench strength of leadership of Barclays Senior Leaders Group and evaluated the adequacy of succession plans for members of the Group Executive Committee and the Board

¡    Scrutinised progress reports relating to the Talent Management Programme, which identifies talented people within Barclays who are capable of development and promotion to senior levels, and the recruitment of individuals with appropriate values and culture

¡   The Committee assured the strength and capability of the Senior Leaders Group, and supported a greater focus on values and culture in recruitment and talent assessments, with hiring decisions being made on the basis of fit with Barclays’ Values

¡    The Committee has also ensured the identification of potential succession candidates for Group Executive Committee roles on the basis of readiness within two years; from three to five years and emergency cover

Board effectiveness	2014 review of the effectiveness of the Board and its Committees	¡ Debated the approach to be taken to the review, probed analysis resulting from a peer review of evaluation processes undertaken in the prior year and of potential service providers

¡   The Committee set the criteria for conduct of the reviews, including the appointment of an external facilitator, and agreed an action plan to ascertain progress. See pages 58, 60 and 61 for a full description of the process and outputs from the 2013 and 2014 effectiveness reviews

Senior managers’ and certification regime	The proposed new regime, replacing the Approved Persons regime, requires senior managers, including Board Directors and Executive Committee members, to have a statement of responsibilities	¡ Examined the proposals and agreed that Barclays should input to the consultation on the new regime in order to make the views of the Board known

¡   The Committee supported Barclays’ intention to request further guidance from regulators on the standards of evidence that will be required to prove that senior managers acted reasonably and clarity on how the standards would apply to non-executive Directors

In addition, legislation has created a new criminal offence, where senior managers may be prosecuted in circumstances where their decision or failure to act leads to a firm’s failure, and a further provision has reversed the burden of proof for UK regulatory enforcement

Significant subsidiary board composition

As a result of structural reform, Barclays will need to create two significant subsidiaries: a UK ring fence bank and a US intermediate holding company, which will be required to have independent non-executive Directors

¡ Scrutinised the proposed governance arrangements for the appointment of non-executive Directors to the boards of Barclays’ significant subsidiaries

¡   The Committee agreed that appointments to the boards of these entities should be approved by the Committee. It also approved the prospective appointment of Steve Thieke as chairman of the US intermediate holding company once that company is established

56 | Barclays PLC Annual Report 2014	barclays.com/annualreport

Area of focus	Matter considered	Role of the Committee	Conclusion/action taken

Governance of audit tender process	New rules enacted by the EU, reflected in a final order published by the Competition and Markets Authority requires Barclays to tender its external audit and change auditors by June 2020

¡   Examined the Board Audit Committee’s recommendations that a member of the Board Audit Committee other than Mike Ashley should lead the audit tender given his recent, former association with KPMG, who are likely to be a bidder

¡   The Committee agreed that Mike Ashley should recuse himself from the audit tender process and that Tim Breedon should lead the process in his stead

¡   The Committee also supported the decision of the Board Audit Committee to constitute an Audit Tender Oversight Sub-committee. Further information is provided on page 47

Board Committee structure	The potential creation of a Board Operations and Technology Risk Committee

¡   Debated the proposal with the existing Board Committee Chairmen in view of the potential impact on the remit of those Committees. Key considerations were to avoid fragmenting the Board Committees further and creating more Board Committees than the Board could sustain

¡   Recognising that the Board Conduct, Operational and Reputational Risk Committee assesses operations and technology risk and that Michael Harte had been recruited as Chief Operations and Technology Officer, the Committee agreed not to create an additional committee, but to keep the matter under review in 2015

In addition the Committee covered the following matters:

Appointment and re-election of Directors

The Board regularly examines and refreshes its composition, recognising the importance of ensuring that it has an appropriate balance of skills, experience and diversity, as well as independence. The Committee has identified the key skills and experience required for the Board to function effectively, which are recorded on a skills matrix that includes target weightings for each attribute. This matrix sets out the core competencies, skills and diversity that are desired for the Board, including financial services, experience of operating as chief executives in other industries and experience of the main geographical markets in which Barclays operates.

The extent to which each of these attributes is represented on the Board is assessed by the Committee on a regular basis against the agreed skills matrix. This approach assists the Committee when determining likely future Board and Board Committee requirements by enabling the Committee to identify specific areas in which the Board would benefit from additional experience. All appointments to the Board are made on merit, taking into account skills, experience, independence and diversity, including gender.

Our approach to recruiting new non-executive Directors is to create a role and person specification with reference to the role requirements, including time commitment, the key competencies and behaviours set out in our Charter of Expectations and the desired key skills and experience identified from the skills matrix. The curriculum vitae and references of potential candidates are assessed by the Committee as a whole, (although see below in the case of the Chairman’s succession), before shortlisted candidates are interviewed by members of the Committee. The Committee seeks engagement with key shareholders and Barclays’ regulators as part of the selection process. The feedback from these parties is taken into account before any recommendation is made to the Board, which is kept informed of progress throughout the selection and recruitment process. An illustration of the rigorous process applied to appointments can be found in the case study and timeline of the process to identify John McFarlane as successor to Sir David Walker as Chairman, which is set out on page 59.

¡ The review of non-executive Directors’ performance and independence as part of the Committee’s assessment of their eligibility for re-election;
¡ Consideration of minor changes to the Company’s Board Diversity Policy and recommended it to the Board for approval;
¡ Updating of the Charter of Expectations and Corporate Governance in Barclays;
¡ Proposals for the 2014 Corporate Governance Report;
¡ Its annual review of the Directors’ register of interests and authorisations granted;

¡   Changes to the Committee’s terms of reference to reflect requirements of the UK Corporate Governance Code and the European Banking Authority’s Guidelines to reflect the Committee’s role in assessing the suitability of Board members, Group Executive Committee members and those in significant influence positions; and

¡ Approved Barclays’ response to the Salz Board Governance recommendations.
Board Corporate Governance and Nominations Committee Allocation of time (%)

1 Corporate Governance Matters 2 Board & Committee Composition 3 Succession planning and Talent 4 Board Effectiveness 5 Other	2014 21 20 43 11 5	2013 22 19 43 13 4

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Governance: Directors’ report What we did in 2014 Board Corporate Governance and Nominations Committee Report

A particular focus for the Committee in 2014 was the retirement of Simon Fraser and Fulvio Conti in April 2014, together with the prospective retirements of Sir David Walker and Sir John Sunderland in April 2015 and the associated need to identify successors for the Chairman, the Chairman of the Board Remuneration Committee and to maintain the membership of the Board Audit Committee.

Executive search firms MWM, Egon Zehnder International and Spencer Stuart were instructed to assist with our Director searches in 2014. None of these external agencies have any other connection with Barclays, other than to provide executive recruitment services. Open advertising was not used in 2014 for Barclays non-executive Board positions as the Committee believes that targeted recruitment, based on the agreed role and person specification, is the optimal way of recruiting for these positions.

Barclays announced the appointment of three new non-executive Directors during 2014: Steve Thieke, Crawford Gillies and John McFarlane. As previously reported, the appointment of Steve Thieke brought additional experience in banking regulation, investment banking and risk management to the Board. Crawford Gillies contributes experience in a range of different industries, including the financial services sector, in addition to a background in strategy and the public sector, whilst John McFarlane brings extensive experience of investment, corporate and retail banking, as well as insurance, strategy, risk and cultural change. He also has a strong track record as a CEO and subsequently as a Chairman.

These appointments allowed the Committee to refresh the membership of Board Committees in turn. Crawford Gillies became a member of the Board Remuneration Committee in May 2014 given his experience of chairing the remuneration committee at Standard Life, and he will succeed Sir John Sunderland as Chairman of the Board Remuneration Committee with effect from the conclusion of the 2015 AGM. John McFarlane will succeed Sir David Walker as Chairman of Barclays with effect from the conclusion of the 2015 AGM. John joined the Board Corporate Governance and Nominations Committee and the Board Enterprise Wide Risk Committee with effect from 15 January 2015 and will become chairman of both committees on becoming Chairman. The membership of the Board Audit Committee was also maintained by the appointment of Crawford Gillies and Dambisa Moyo during 2014: these appointments also provide valuable cross-membership of Board Committees.

The Directors in office at the end of 2014 were subject to an effectiveness review, as described below. In addition, Barclays requires Directors to declare any potential or actual conflict of interest that could interfere with a Director’s ability to act in the best interests of the Group. UK company law allows the Board to authorise a situation in which there is, or may be, a conflict between the interests of the Group and the direct or indirect interests of a Director or between the Director’s duties to the Group and to another person. The Board has adopted procedures for ensuring that its powers to authorise conflicts operate effectively. For this purpose a register of actual and potential conflicts and of any authorisation of a conflict granted by the Board is maintained by the Company Secretary and reviewed annually by the Committee.

Based on the performance evaluation it is the view of the Committee, and the Board, that each Director proposed for re-election continues to be effective and that they each demonstrate the level of commitment required in connection with their role on the Board and the needs of the business.

Diversity statement

Barclays adopted a Board Diversity Policy in 2012, which is published on Barclays’ website. The policy sets out the Board’s aspirational goal of achieving 25% female representation on the Board by 2015. Although Barclays did not appoint a further female Director to the Board during 2014, its commitment to meeting this goal remains firm.

During 2014, progress was made in developing high potential women:

¡    In July, the Committee was updated on the Barclays Women on Boards Initiative, which focuses on placement of programme participants as directors on external boards together with mentoring by Board members in order to improve board readiness;

¡   Barclays high potential development programme for managing directors has 38% female representation, which will help rebalance female representation in the Senior Leaders Group and the Group Executive Committee through the internal pipeline; and

¡    A further key development was the creation of diversity and inclusion workstreams led by members of the Group Executive Committee as follows: Tom King (gender), Val Soranno Keating (LGBT), Ashok Vaswani (disability), Irene McDermott Brown (multi-generational) and Maria Ramos (multi-cultural).

As reported on page 13 there has already been an improvement in the number of women occupying senior roles in the Company since last year and we are committed to making further progress in 2015 by driving initiatives at all levels within the business. More details of Barclays Diversity and Inclusion strategy may be found on pages 74 to 76.

Review of Board and Board Committee Effectiveness

Barclays’ long-established practice is to ask an external facilitator to help conduct a review of the effectiveness of the Board, its Committees, the Executive and non-executive Directors and the Chairman. In 2014 the review was again facilitated by independent advisors, Bvalco, who have no other connection with Barclays.

As part of the review, the Directors completed a questionnaire, which focused on whether, in the case of both the Board and its Committees, each was effectively tackling the matters for which it is responsible and what improvements might be made to help meet future challenges, including development feedback for fellow Directors and the Chairman. Bvalco representatives held interviews with each participant, inviting them to discuss any features of Board or Committee content, process or dynamic which the individual thought relevant to improving the effectiveness of the Board’s performance. Representatives from Bvalco also attended a meeting of the Board and certain Board Committee meetings in order to assess first-hand how the Board and Board Committees operated in practice.

Bvalco prepared a report for the Board and its Committees on the findings from the evaluation process, which was presented to the Board in February 2015. In addition, Bvalco briefed the Chairman on the performance of each of the Directors, whilst the Senior Independent Director was provided with feedback on the Chairman’s performance to be shared with him following discussions with the other non-executive Directors.

Having gone through the effectiveness review described above, the Directors are satisfied that the Board and each of its Committees operated effectively during 2014. Nonetheless, the Board has identified a number of actions that will help maintain and improve its effectiveness. These, together with an update on the actions taken following the 2013 review, are set out on pages 60 and 61.

58 | Barclays PLC Annual Report 2014	barclays.com/annualreport

Governance in action: the appointment of

John McFarlane

At the time of his appointment in November 2012, Sir David Walker stated his intention to serve as Chairman for three years, with an anticipated retirement date in 2015. Accordingly, in October 2013 the Committee invited me to lead the Chairman succession process and constituted a sub-committee to assess potential candidates. The sub-committee comprised Mike Ashley, Tim Breedon, Reuben Jeffery and me as Chairman.

We drew up a candidate specification, reflecting the role profile set out in our Charter of Expectations and the chief qualities we were looking for in a candidate. These included:

¡	The ability to lead the Board and engender the respect of the non-executive Directors and Chief Executive Officer;
¡	Experience and a good understanding of the role of the Chairman in a global enterprise;
¡	In-depth knowledge of the financial services sector and investment banking in particular;
¡	Integrity, a strong commitment to excellent corporate governance and appreciation of the issues faced by Barclays; and
¡	The ability to liaise with and secure the trust of our shareholders and other stakeholders.

Spencer Stuart, an external search consultant, was engaged to assist with the selection process and conducted a global search to identify suitable, qualified candidates. They identified a number of candidates across the UK, Continental Europe, North America, Australia and South Africa for initial assessment.

The sub-committee consulted with its advisors throughout the process. Sir David Walker, as the incumbent Chairman, did not take part in the selection process, but was consulted for his views and insights into the role. I updated other Board members on progress throughout the process.

The initial candidate list was reduced to a shortlist for consideration by the sub-committee. As John McFarlane emerged as the preferred candidate, we undertook a number of stakeholder engagements:

¡	All Board members met with John McFarlane and had the opportunity to provide feedback;
¡	We kept our regulators fully updated and, in common with other Board appointments, obtained prior regulatory approval for John McFarlane’s appointment; and
¡	We held discussions with a number of major investors who responded positively on the proposed appointment.

In addition to regular communication with Directors individually, the Board met twice specifically to discuss the proposed appointment and to allow Directors to share their feedback on John McFarlane before approving his appointment, which was announced in September 2014. Given the time commitment required of the Barclays Chairman, we are grateful to Aviva plc and FirstGroup plc for agreeing to release John McFarlane to take on this important role: he will step down from these boards in April 2015 and July 2015, respectively.

The role of Barclays Chairman is a challenging one and I am pleased that in John McFarlane we identified someone who met all of the criteria we had set. He is an enormously experienced and respected banker, with global experience of both retail and investment banking who will bring great leadership, integrity and knowledge to the role.

Sir John Sunderland

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Governance: Directors’ report What we did in 2014 Board Corporate Governance and Nominations Committee Report

     Board evaluation in 2014

Board priorities		Exhibiting and upholding the Company’s values	Leveraging Board experience in support of executives	.	Greater awareness of Board Committee work
2013 findings To better articulate the Board’s 2014 priorities, as opposed to the business priorities and reflect these in Board and Committee papers		2013 findings To be kept directly informed on the progress of implementing cultural change	2013 findings To create additional time for more wide-ranging strategic discussions between the Board and Executive Committee members

2013 findings

To give more time, on a rolling basis, to Board Committee reporting to the Board, to allow all Directors to gain a deeper understanding of the workings of each Board Committee and their forward agendas

Actions taken in 2014		Actions taken in 2014	Actions taken in 2014		Actions taken in 2014
As a result of Bvalco’s interviews with the Directors and discussion at the Board meeting in February 2014, the Board identified the following priorities for 2014:

The majority of non-executive Directors have attended Barclays’ Values training and the subject of values and how we do business has been covered in the Chief Executive’s reports to the Board and in business presentations

The Board Conduct, Operational and Reputational Risk Committee examined reports on progress being made in implementing cultural change

The Board met with executives outside of scheduled Board meetings to discuss and challenge the Group strategy during 2014, culminating in significant interaction with Group Executive Committee members when debating proposals relating to the strategy update which was announced in May 2014

The Chairman and Company Secretary gave a presentation to the Group Executive Committee on the composition, duties, role and expectations of the Board

The Board invited leaders of key businesses and functions to Board dinners to probe business strategies, plans, emerging issues and concerns

The Board has allowed more time to focus on reports from Board Committees. This included the forward agenda and key issues examined to allow the Board to consult and challenge the work conducted by the Committee

The Committee Chairs ensured that they identified the key issues for discussion

¡	Board and Chairman succession
¡	Supporting the Executives
¡	Oversight and working through legacy issues
¡	Dealing more strategically with global regulation
¡	Exhibiting and upholding Barclays’ Values
¡	Building a cohesive, unitary Board
These priorities were reflected in Board and Board Committee agendas during the year and were also debated at the Committee meeting in July 2014
2014 findings		2014 findings	2014 findings		2014 findings
To refine the Board’s priorities for 2015		To continue the embedding of cultural change across and deeper into the organisation and provide effective oversight of progress	To continue to build effective relationships between the Board and business and functional heads

To continue to deepen the Board’s focus on the key priorities and main issues facing each of the Board Committees and to ensure that the Board Committee structure remains appropriate and fit for purpose

Actions to be taken in 2015		Actions to be taken in 2015	Actions to be taken in 2015		Actions to be taken in 2015
We will focus the Board’s time on:		We will leverage work that is underway to assess how well cultural change has been embedded in order to improve ways in which progress is measured and tracked by the Board	We will continue to build a better understanding of the role and expectations of the Board amongst senior executives, including the wider Senior Leaders Group		We will continue to enhance the content of reporting by Board Committees to the Board and ensure that all Directors have the opportunity to attend Board Committee meetings. The optimum Board Committee structure will also be kept under review
¡	Debating strategic options
¡	Culture and cultural change
¡	Succession and the talent pipeline
¡	Supporting the transition to a new Chairman
¡	Further improving information flows to the Board and Board Committees

60 | Barclays PLC Annual Report 2014	barclays.com/annualreport

Improvements to the Board appointment process	Director induction	Effective handling of legacy issues	Dealing more strategically with global regulation
2013 findings	2013 findings	2013 findings	2013 findings
To ensure that all Board members are kept fully informed of prospective candidates and potential appointments	To improve the on-boarding process for new Directors, including partnering new Directors, if appropriate, with longer-serving Board members	To assess and work through legacy issues, including responses to the Salz Report	To increase engagement and to deepen the relationship with the Group’s regulators
Actions taken in 2014	Actions taken in 2014	Actions taken in 2014	Actions taken in 2014

A number of Board appointments were made in 2014 taking the new approach: Steve Thieke brings additional investment management and risk expertise to the Board, Crawford Gillies will succeed Sir John Sunderland as Chairman of the Board Remuneration Committee, and John McFarlane will succeed Sir David Walker as Chairman

The Board was kept regularly informed of the progress of non-executive Director searches, and the Chairman, Chief Executive Officer and members of the Committee interviewed shortlisted candidates

The Board Corporate Governance and Nominations Committee has also assessed Group Executive Committee succession plans

New Directors were offered the opportunity to partner with an existing Director as part of their induction programmes

Following completion of the programmes, we sought feedback from the new Directors and a number of suggestions, including the preparation of capital and liquidity briefing papers were taken forward

We asked Directors for their views on potential topics for training for the Board as a whole. We also asked Board Committee members for suggestions for Committee-specific training, which were reflected in the 2014 programme

		The Regulatory Investigations Committee has provided oversight of the resolution of historical legal and regulatory risks and there have been regular reports to the Board. The Board Audit Committee and the Board discussed PPI provisioning at length and agreed additional provisions. All of the Salz recommendations were complete by the end of 2014, but require some further embedding, with the Board regularly updated on progress	Representatives from the PRA, FCA and FRBNY have all attended meetings and presented to the Board during 2014 and the Board has been fully engaged on meeting regulatory expectations. The Board was also regularly briefed on the structural reform agenda in both the UK and the US
2014 findings	2014 findings	2014 findings	2014 findings
To continue to ensure that the Board has sufficient visibility of executive succession planning and the talent pipeline	To extend the new Director induction programme to involve senior executives below Group Executive Committee level and to continue to support new Board Committee Chairmen	To continue to focus on the existing priority of overseeing the resolution of legacy issues	To continue to focus the Board’s time on strategy and strategic options
Actions to be taken in 2015 We will schedule a specific in-depth briefing for the Board on talent and succession planning and specific follow on updates as required

Actions to be taken in 2015

We will increase Directors’ interaction with members of the Senior Leaders Group and will continue to ensure that Board Committee Chairmen are provided with the right support, resources and information to enhance Board Committee effectiveness

Actions to be taken in 2015

We will continue to progress the resolution of historical legal and conduct risks, with appropriate oversight from the Board and Board Committees to ensure they are resolved in line with the Group’s Values

Actions to be taken in 2015

As more clarity on the future regulatory framework emerges we will ensure that sufficient Board time continues to be devoted to debating strategy and strategic options, including leveraging the collective perspectives of the non-executive Directors

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Governance: Directors’ report How we comply

UK Corporate Governance Code (‘the Code’)

As Barclays is listed on the London Stock Exchange, we comply with the Code, which was published in September 2012. A copy of the Code is publicly available at www.frc.org.uk. Throughout the year, and at the date of the report, we applied the main principles and complied with the provisions of the Code, except as disclosed below:

¡	Provision C.3.7 of the Code requires that the external audit contract is put out to tender at least every ten years. We stated in our 2013 Annual Report that we would examine the position once final rules on audit tendering were published by the EU and subsequently implemented in the UK by the Competition & Markets Authority. In October 2014 the Statutory Audit Services Order 2014 was published, requiring FTSE 350 companies with financial years beginning on or after 1 January 2015 to put their audit contracts out to tender every 10 years and to give more powers to audit committees. Accordingly, Barclays is planning to tender its external audit in 2015. Further details of the proposed tender process are set out in the Board Audit Committee Report on page 47.

¡	Provision E.2.3 of the Code requires that the Chairman should arrange for all Directors to attend the AGM. While such arrangements were made, Wendy Lucas-Bull, who is based in South Africa, was unable to attend the 2014 AGM owing to transport disruption. The Chairman and all Board Committee Chairmen attended the meeting and were available to answer questions.

Disclosure and Transparency Rules

We comply with the corporate governance statement requirements of the FCA’s Disclosure and Transparency Rules by virtue of the information included in this Governance section of the Annual Report. Certain additional information that is required to be disclosed pursuant to DTR7.2.6 may be found on pages 70 to 73.

New York Stock Exchange (NYSE)

NYSE rules permit Barclays to follow UK corporate governance practices instead of those applied in the US, provided that any significant variations are explained. This explanation is contained in Barclays’ 20-F filing, which can be accessed from the Securities and Exchange Commission’s (SEC) EDGAR database or via our website, barclays.com.

A description of our corporate governance practices can be found in ‘Corporate Governance in Barclays’, which is available online at barclays.com/corporategovernance

Leadership

The Role of the Board

The Board is responsible to shareholders for creating and delivering sustainable shareholder value through the management of the Group’s businesses. We do this by determining the strategic objectives and policies of the Group to deliver such long-term value and providing overall strategic direction within a framework of risk appetite and controls. Our aim is to ensure that management strikes an appropriate balance between promoting long-term growth and delivering short-term objectives. We endeavour to demonstrate ethical leadership and promote the Company’s collective vision of its purpose, values, culture and behaviours. Each of the Directors must act in a way we determine, in good faith, would promote the success of the Company for the benefit of the shareholders as a whole.

We are also responsible for ensuring that management maintain a system of internal control which provides assurance of effective and efficient operations, internal financial controls and compliance with law and regulation. In addition, we are responsible for ensuring that management maintain an effective risk management and oversight process at the highest level across the Group. In carrying out these responsibilities, we must have regard to what is appropriate for the Group’s business and reputation, the materiality of the financial and other risks inherent in the business and the relative costs and benefits of implementing specific controls.

The Board is also the decision-making body for all other matters of such importance as to be of significance to the Group as a whole because of their strategic, financial or reputational implications or consequences.

A formal schedule of powers reserved to the Board is in place. Powers reserved to the Board include the approval of strategy, the interim and full year financial statements, significant changes in accounting policy and practice, the appointment or removal of Directors or the Company Secretary, Directors’ conflicts of interest, changes to the Group’s capital structure and major acquisitions, mergers, disposals or capital expenditure. A summary is available at barclays.com/corporategovernance.

We have a well-defined Corporate Governance framework in place which supports our aim of achieving long term and sustainable value, supported by the right culture, values and behaviours both at the top and throughout the entire Group.

Specific responsibilities have been delegated to Board Committees and each has its own terms of reference, which are available on barclays.com/corporategovernance.

Each Committee reports to, and has its terms of reference approved by, the Board and the minutes of Committee meetings are shared with the Board. The main Board Committees are the Board Enterprise Wide Risk Committee, the Board Audit Committee, the Board Remuneration Committee, the Board Corporate Governance and Nominations Committee, the Board Financial Risk Committee and the Board Conduct, Operational and Reputational Risk Committee.

In addition to the principal Board committees, the Regulatory Investigations Committee, which was formed in late 2012, focuses on regulatory investigations. This Committee met nine times in 2014. Sir David Walker is Chairman of the Committee and the other Committee members are Mike Ashley, Diane de Saint Victor, Antony Jenkins and Sir John Sunderland.

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Board Governance Framework

Responsibility for implementing operational decisions and the day-to-day management of the business is delegated to the Chief Executive Officer and the Group Executive Committee. In turn, authorities are also delegated to individual members of the Group Executive Committee.

The management committee structure supporting the executives’ decision-making is driven from the following design principles:

¡	There is a clear and consistent top-down governance structure across the Group, aligned to personal accountabilities and delegated authorities;

¡	There is clarity, both internally and externally, on how governance is operated and how business level governance activities feed into Group level governance activities;
¡	Risk and control considerations are embedded as an integral part of business decision-making; and

¡	There is consistency in the use of risk and control management data for both operational and governance purposes across all levels of the organisation.

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Governance: Directors’ report How we comply

Attendance

During 2014, the Directors attended meetings, both scheduled meetings and additional meetings called at short notice, as set out below. Where a Director did not attend meetings owing to prior commitments or other unavoidable circumstances, he or she provided input to the Chairman so that his or her views were known.

Director	Independent	Scheduled meetings eligible to attend	Scheduled meetings attended	Additional meetings eligible to attend	Additional meetings attended

Group Chairman

Sir David Walker	Independent on appointment	8	8	3	3

Executive Directors

Antony Jenkins	Executive Director	8	8	3	3

Tushar Morzaria	Executive Director	8	8	3	3

Non-executive Directors

Mike Ashley	Independent	8	8	3	3

Tim Breedon	Independent	8	8	3	2

Crawford Gillies (from 1 May 2014)	Independent	5	5	3	3

Reuben Jeffery III	Independent	8	7	3	3

Wendy Lucas-Bull	Non-independent	8	8	3	3

Dambisa Moyo	Independent	8	7	3	2

Frits van Paasschen	Independent	8	8	3	1

Sir Michael Rake	Deputy Chairman,	8	8	3	2
	Senior Independent Director

Diane de Saint Victor	Independent	8	8	3	3

Sir John Sunderland	Independent	8	8	3	2

Steve Thieke (from 7 January 2014)	Independent	8	8	3	3

Former Directors

Fulvio Conti (to 24 April 2014)	Independent	3	3	0	0

Simon Fraser (to 24 April 2014)	Independent	3	3	0	0

Secretary

Lawrence Dickinson		8	8	3	3

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Roles on the Board

The roles and responsibilities of the Chairman and the Group Chief Executive are separate and clearly differentiated. This division of responsibilities at the top of the Company ensures that no one person may exert absolute control.

Barclays’ Charter of Expectations sets out both the role profiles and the behaviours and competencies required for each role on the Board, namely Chairman, Deputy Chairman, Senior Independent Director, non-executive Directors, Executive Directors and Committee Chairmen. It also sets out the expectations that the Board has of each Director in their role on the Board, including expected competencies, behaviours and time commitment. It has established criteria for each role and prescribes high performance indicators for each role against which each Director’s performance is measured. The Charter of Expectations is available at barclays.com/corporategovernance

Role	Main responsibilities

Chairman of the Board	¡	Leadership of the Board including its operation and governance
	¡	Build an effective Board
	¡	Sets the Board agenda in consultation with Group Chief Executive and Company Secretary
	¡	Facilitates and encourages active engagement and appropriate challenge by Directors
	¡	Ensures effective communication with shareholders and other stakeholders and ensures members of the Board develop and maintain an understanding of the views of major investors
	¡	Acts as Chairman of Board Corporate Governance and Nominations Committee and Board Enterprise Wide Risk Committee

Deputy Chairman	¡

Acting as an ambassador for the Barclays Group, particularly in terms of developing and maintaining relationships with clients, politicians, regulators, industry representatives and key opinion formers

	¡	Providing support and guidance to the Chairman
	¡	Act as a host, as required, at business events for major clients, business contacts and key representatives of governments, regulators and other opinion formers

Group Chief Executive	¡	Recommends the Group’s strategy to the Board
	¡	Implements the Group’s strategy
	¡	Makes and implements operational decisions and manages the business day-to-day

Senior Independent Director	¡	Provides a sounding board for the Chairman
	¡	Provides support for the Chairman in the delivery of his objectives
	¡	Serves as a trusted intermediary for the Directors, when necessary
	¡	Available to shareholders should the occasion arise where there is a need to convey concerns to the Board other than through the Chairman or Group Chief Executive

Non-executive Director	¡	Effectively and constructively challenges management
	¡	Assesses the success of management in delivering the agreed strategy within the risk appetite and control framework set by the Board
	¡	Exercises appropriate oversight through scrutinising the performance of management in meeting agreed goals and objectives

Company Secretary	¡	Works closely with the Chairman, Group Chief Executive and Board Committee Chairmen in setting the annual forward calendar of agenda items for the meetings of the Board and its Committees
	¡	Ensures accurate, timely and appropriate information flows within the Board, the Board Committees and between the Directors and senior management
	¡	Provides advice on corporate governance issues

Effectiveness

For details of the role of the Board Corporate Governance and Nominations Committee in the selection and appointment of Directors and the process and outcomes of the annual Board effectiveness review, please see the report of the Board Corporate Governance and Nominations Committee on pages 55 to 61.

Composition of the Board

The Board Corporate Governance and Nominations Committee and, where appropriate, the Board as a whole, regularly reviews the composition of the Board and succession plans for both the Board and senior executives.

The names, skills and experience of each Director, together with their terms in office, are shown in the biographical details on pages 34 and 35. Details of changes to the Board during 2014 and in the year to date are set out on page 70.

The Board currently comprises the Chairman, who was independent on his appointment, two Executive Directors and twelve non-executive Directors. The Board is made up of a majority of independent non-executive Directors. In determining the independence of the non-executive Directors, the Board considered both the guidance on independence set out in the Code, in addition to its own criteria on independence which can be found in Corporate Governance in Barclays available at barclays.com/corporategovernance. Having considered these factors, the Board concluded that all non-executive Directors standing for re-election at the 2015 AGM demonstrate the essential characteristics of independence deemed necessary by the Board. The Board has however decided that Wendy Lucas-Bull should not be designated as independent for the purposes of the Code, given her position as Chairman of Barclays Africa Group Limited, which is a 62%-owned subsidiary of Barclays. Sir John Sunderland has served on the Barclays’ Board for over nine years, which the Code suggests is a factor to be taken into account when determining a Director’s independence. The Board continues to consider Sir John to be independent for the purposes of the Code. We continue to believe that both Directors demonstrate the independence of character and judgement expected of Barclays non-executive Directors. As previously announced, Sir John will retire from the Board at the conclusion of the 2015 AGM.

The Executive Directors of Barclays have service contracts and the Chairman and non-executive Directors have letters of appointment, which are available for inspection at the Company’s registered office. The dates of the current Directors’ service contracts and letters of appointment are set out in the Remuneration Report on page 77.

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Governance: Directors’ report How we comply

Following appointment, we ask Directors to undergo an annual assessment of their effectiveness to ensure that they continue to provide a valuable contribution to the deliberations and decision-making of the Board, and that they remain independent and free from any conflicts of interest. The Directors subsequently offer themselves for election or re-election, as the case may be, each year at our AGM.

Time commitment

We expect our non-executive Directors to commit sufficient time to discharge their responsibilities. The time commitment is agreed on an individual basis, as certain non-executive Directors, including the Deputy Chairman, Senior Independent Director, Committee Chairmen and Committee members, are expected to commit additional time in order to fulfil these extra responsibilities. We also expect our Chairman to expend whatever time is necessary to fulfil his duties, with the chairmanship of Barclays taking priority over any other business time commitment. The average time commitment for each role is set out below:

Role	Expected time commitment

Chairman	80% of a full-time position

Deputy Chairman	0.5-1 day a week

Senior Independent Director	3-4 days a year

Non-executive Director	30-36 days a year (average)

Committee Chairmen	25-30 days (average)

In practice, the non-executive Directors’ time commitment exceeds these expectations, particularly in the case of the Chairman and Board Committee Chairmen. They must be able to commit significantly more time to the role in exceptional circumstances. In addition to work related to Board and Board Committee meetings, the Chairman and non-executive Directors also take time to meet with executives, meet with Barclays’ regulators, visit Barclays’ businesses and undertake induction, training and evaluation.

Induction

On joining the Barclays Board, a new Director undergoes a tailored induction programme which is designed to allow him or her to build quickly:

¡	An understanding of the nature of Barclays, its business and the markets in which it operates and the opportunities and challenges for each Business Division;

¡	A link with Barclays’ people; and

¡	An understanding of the relationships with Barclays’ main stakeholders, such as customers and clients, shareholders and regulators.

Our induction programmes typically comprise a series of meetings with the head of each of Barclays’ major business divisions and Group functions. This allows the new Director to meet the business and function heads with responsibility for implementing the Board’s strategy and to debate specific matters affecting that business or function.

As part of the process we ask the Directors to provide feedback and to identify areas where they would appreciate further information. They are also invited to have an existing Director on the Board as a mentor.

On completion of the induction programme, the new Director should have sufficient knowledge of the opportunities and challenges facing Barclays to enable them to fully contribute to the Board’s strategic discussions and oversight of the business.

The following is an example of a typical induction programme; where a Director is joining a Board Committee, either as a member or as Committee Chairman, this programme is supplemented by a specific, tailored Committee induction programme.

Governance in action: the induction of

Crawford Gillies

‘My induction programme was wide-ranging, providing a valuable introduction to Barclays. I particularly appreciated the way in which the programme was tailored to cover areas in which I expressed specific interest.’

On taking up his appointment on 1 May 2014, in addition to his duties as a Director and member of the Board Remuneration and Board Audit Committees, Crawford undertook a programme of induction spanning a six-week period.

In line with the normal process, he had in excess of 20 meetings with members of the Group Executive Committee and the Senior Leaders Group to familiarise himself with the business but also to be briefed on the expectations of his role, the corporate governance framework and the work of the Board Remuneration and Board Audit Committees. With regards to the latter, Crawford also met with the lead audit partner to obtain an overview of the audit of the Group. In addition, Crawford attended a Barclays’ employee induction session on values and culture, ‘Being Barclays’.

Following discussion with Crawford, a further period of induction was arranged to cover topics on which he requested further information. These covered:

¡	A briefing on new Barclaycard technology and innovation;
¡	Further insight into the investment banking business;
¡	A further meeting with Mike Ashley as part of an overview of the work of the Board Audit Committee;
¡	A briefing on liquidity metrics adopted by Barclays;
¡	Insights into asset valuation methodology;
¡	An examination of proposed structural reform and recovery and resolution plans;
¡	Barclays’ processes in evaluating credit impairment; and
¡	Meetings with external advisers (including the ‘Big Four’ audit firms) to understand the key issues facing the banking sector.
In addition, Crawford took time to visit the Barclays Africa business when in Johannesburg with the Board in November and visited the PCB business at the Liverpool Branch in August.

Training and development

We provide all Directors with the opportunity to update and refresh their knowledge throughout the year, to enable them to continue to fulfil their roles as members of the Board and its Committees.

Barclays’ Directors are committed to continuing their development during their term in office. The Chairman meets with each Director individually to discuss their work with the Board and agree any individual development requirements. We provide training opportunities in a number of ways, from internal meetings with senior executives and operational or functional heads, to dedicated briefings on specific areas of responsibility within the business and external training programmes.

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During 2014, non-executive Directors attended briefings on the following subjects:

¡	The US Dodd Frank Wall Street Reform and Consumer Protection Act;

¡	Structural reform, in particular the requirements for an US intermediate holding company with independent non-executive Directors;

¡	Barclays’ values and culture; and

¡	Barclays’ African businesses.

In addition, non-executive Directors visited businesses around the Group, met with investors and external parties to enrich their understanding of Barclays’ businesses and the challenges it faces as well as a focus on areas within their remit. For example, Tim Breedon, as Chairman of the Board Financial Risk Committee, met with external evaluators of Barclays Internal Audit function to discuss the results; met with regulators in the UK and the US to discuss matters including stress testing, product control and valuations; and travelled to South Africa and New York.

Information provided to the Board

Both the Executive Directors and senior executives keep the non-executive Directors informed of the key developments in the business through regular reports and presentations, including weekly updates that include information on investors’ and other stakeholders’ reactions to the news of the week and the market’s response.

Throughout the year, Directors are regularly briefed regarding their roles on the Board and its Committees, including updates on the regulatory and financial services environment. Barclays ensures that the information is provided in a timely manner and is presented clearly and concisely.

It is the role of the Company Secretary to support the Chairman in ensuring good information flows between the Board, its Committees and the senior executives. He acts as adviser to the Board regarding governance matters and provides support to the Chairman to ensure the effectiveness of the Board. In addition, Directors have access to the advice and services of the Company Secretary, who ensures Board procedures are complied with and that the Directors have access to independent and professional advice at the Company’s expense.

Accountability

The Strategic Report on pages 02 to 32 describes the business model and strategy whereby the Company generates and preserves value over the long term and delivers the objectives of the Company.

Risk Management and Internal Control

The Directors have responsibility for ensuring that management maintain an effective system of risk management and internal control and for assessing its effectiveness. Such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss.

Barclays is committed to operating within a strong system of internal control that enables business to be transacted and risk taken without exposing itself to unacceptable potential losses or reputational damage. Barclays has an overarching framework that sets out Barclays approach to internal governance (the Barclays Guide). The Barclays Guide establishes the mechanisms and processes by which the Board directs the organisation, through setting the tone and expectations from the top, delegating its authority and assessing compliance.

A key component of the Barclays Guide is the Enterprise Risk Management Framework (ERMF). The purpose of the ERMF is to identify and set minimum requirements in respect of the main risks to achieving the Group’s strategic objectives and to provide reasonable assurance that internal controls are effective. The key elements of the Group’s system of internal control, which is aligned to the recommendations of The Committee of Sponsoring Organizations of the Treadway Commission, Internal Control – Integrated Framework (2013 COSO), are set out in the risk control frameworks relating to each of the Group’s Principal and Key Risks. As well as incorporating our internal requirements, these reflect material Group-wide legal and regulatory requirements relating to internal control and assurance.

Effectiveness of internal controls

Key controls are assessed on a regular basis for both design and operating effectiveness. Issues arising out of business risk and control assessments and other internal and external sources are examined to identify pervasive themes. Where appropriate, control issues are reported to the Board Audit Committee via the Operational Risk and Control Committee. In addition, regular reports are made to the Board Audit Committee by management, Barclays Internal Audit and the Finance, Compliance and Legal functions covering, in particular, financial controls, compliance and other operational controls.

Risk management and internal control framework

The Directors formally review the effectiveness of the system of internal control and risk management annually. Throughout the year ended 31 December 2014 and to date, the Group has operated a system of internal control that provides reasonable assurance of effective and efficient operations covering all controls, including financial and operational controls and compliance with laws and regulations. Processes are in place for identifying, evaluating and managing the significant risks facing the Group in accordance with the guidance ‘Internal Control: Revised Guidance for Directors on the UK Corporate Governance Code’ published by the Financial Reporting Council (the Turnbull Guidance).

These processes include an attestation procedure which requires all significant processes and identified material risks to be assessed and recorded, together with the related key controls by the heads of businesses and functions. As part of this, specific consideration is given to relevant information, including as a minimum: any open control issues; any outstanding internal and external audit findings; regulatory reviews and any outstanding regulatory compliance matters; compliance with Group level policies; records of operational loss/risk events; experience of all types of fraud; and any other material control-related matters that have been raised either by management or via independent/external review. The status of any remediation in connection with these matters is also examined. The results of this attestation procedure were reported to the Board Audit Committee in February 2015, when it was noted that, although several of the attestations referred to outstanding control design or operating effectiveness issues, none of these were considered to be material and none had prevented the heads of businesses or functions from providing a Turnbull statement. All issues had identified remediation tasks and attributed timescales for resolution (or timescales being determined).

Regular reports are made to the Board covering risks of Group level significance. The Board Financial Risk Committee and the Board Conduct, Operational and Reputational Risk Committee examine reports covering the Principal Risks (Credit risk, Market risk, Funding risk, Operational risk and Conduct risk) as well as reports on risk measurement methodologies and risk appetite. Further details of material existing and emerging risks and risk management procedures are given in the Risk review section on pages 113 to 220.

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Governance: Directors’ report How we comply

As set out in the Risk review section of the Annual Report, a number of matters were made public during the course of 2014 which related to failings in the design and/or operation of certain controls other than those over financial reporting. Whilst the matters were disclosed in 2014, many of the failings giving rise to those issues occurred in prior periods. Management has assessed the specific control processes impacted and concluded that these are now designed and operating effectively. Areas of on-going control remediation are not considered to constitute material control failings. In addition to the above matters, a number of other issues are currently being analysed to assess their potential to impact on the control environment and the materiality of any such impact. Remediation plans will be defined and implemented, where necessary.

Controls over financial reporting

A framework of disclosure controls and procedures is in place to support the approval of the Group’s financial statements. The Legal and Technical Review Committee is responsible for examining the Group’s financial reports and disclosures to ensure that they have been subject to adequate verification and comply with legal and technical requirements. The Committee reports its conclusions to the Disclosure Committee. The Disclosure Committee examines the content, accuracy and tone of the disclosures and reports its conclusions to the Group Executive Committee and the Board Audit Committee, both of which debate its conclusions and provide further challenge. Finally, the Board scrutinises and approves results announcements and the Annual Report and ensures that appropriate disclosures have been made. This governance process ensures both management and the Board are given sufficient opportunity to debate and challenge the Group’s financial statements and other significant disclosures before they are made public.

Management’s report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed under the supervision of the principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and issued by the International Accounting Standards Board (IASB). Internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorisations of management and the respective Directors; and provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of assets that could have a material effect on the financial statements.

Internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that internal controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed internal control over financial reporting as of 31 December 2014. In making its assessment, management has utilised the criteria set forth by 2013 COSO. Management concluded that, based on its assessment, the internal control over financial reporting was effective as of 31 December 2014. Our independent registered public accounting firm has issued a report on the Group’s internal control over financial reporting, which is set out on page 254.

The system of internal financial and operational controls is also subject to regulatory oversight in the UK and overseas. Further information on supervision by the financial services regulators is provided under Supervision and Regulation in the Risk review section on pages 215 to 220.

Changes in internal control over financial reporting

There have been no changes in the Group’s internal control over financial reporting that occurred during the period covered by this report which have materially affected or are reasonably likely to materially affect the Group’s internal control over financial reporting.

Remuneration

The Board has delegated responsibility to the Board Remuneration Committee for the remuneration arrangements of the Chairman, Executive Directors, other senior executives and other employees, including Material Risk Takers, whose total remuneration exceeds an amount determined by the Committee from time to time. A description of the work of the Board Remuneration Committee and details of the members of the Board Remuneration Committee can be found in the Directors’ remuneration report on pages 77 to 110, which forms part of the corporate governance statement.

Stakeholder engagement

The Board recognises the importance of engaging with stakeholders as key to effective corporate governance and actively supports building stronger and more engaged relationships. The Directors, in conjunction with the senior executive team, have participated in various forms of engagement throughout the year, covering a wide range of topics including our strategy, financial performance and corporate governance. Our shareholder communication guidelines, which underpin all investor engagements, are available at barclays.com/ investorrelations.

We take care to identify our stakeholders and tailor our engagement programme to ensure that our communications are correctly targeted and distributed appropriately, broadly reflecting the geographic spread of our equity ownership. For example, we have a New York based Investor Relations (IR) team to facilitate engagement with North American investors.

On a practical level, during 2014 we conducted a tracing process to reunite over 14,000 shareholders, with their unclaimed dividends. By the end of the year, we had returned over £2m of dividends to these shareholders.

Our Annual General Meeting (AGM)

Our AGM continues to be a key date in the diary for the Board and the senior executive team. It affords us our primary opportunity to engage with shareholders, particularly our private shareholders, on the key issues facing the Group and any questions they may have. The majority of Directors, including the Chairman, were available for informal discussion before and after the formal business of our 2014 AGM.

All resolutions proposed at the 2014 AGM, which were considered on a poll, were passed with votes for ranging from 76.01% to 99.88% of the total votes cast. The 2014 AGM marked the first binding vote on the Group’s remuneration policy as required by the Companies Act 2006. This resolution was passed with 93.21% of votes registered in favour.

The 2015 AGM will be held on Thursday 23 April 2015 at the Royal Festival Hall in London. The Notice of AGM can be found in a separate document, which is sent out at least 20 working days before the AGM and also made available at barclays.com/agm. Voting on the resolutions will again be by poll and the results will be announced via the Regulatory News Service and made available on our website on the same day. We encourage any shareholders that are unable to attend on the day to vote in advance of the meeting via barclays.com/investorrelations/vote.

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Our stakeholders

The Board and senior executive team’s participation in shareholder engagement reflects the importance we place on this activity. In addition to our Group Chief Executive and Group Finance Director, each of our four business heads and a large proportion of their senior leaders have been actively involved in investor meetings, reflecting our desire to promote shareholder access to a broad cross section of Barclays’ management team.

During 2014, we held quarterly results briefings, hosted by our Group Chief Executive and/or Group Finance Director and also held an in-person Group Strategy Update in May 2014. For fixed income investors, we held conference calls at both our full year and interim results, hosted by our Group Finance Director and Group Treasurer.

To further support engagement with our shareholders, we actively engaged with sell-side research analysts who provide their recommendations to the market. During 2014 this included breakfast briefings from the Group Finance Director after each of our results announcements. We also held a series of bi-annual meetings with the main credit rating agencies. These involved updates from Group Executive Committee members on their business units, as well as from Finance, Risk and Treasury, and allowed the credit rating agencies to develop a deeper understanding of our business.

The redesign of barclays.com, our corporate website, played a major part in enhancing our engagement with stakeholders. The updated IR section now provides a simple and clear source for a wide range of information on Barclays, including: our strategy and objectives, financial and operating performance, as well as all presentations and speeches by senior management. The re-launch was undertaken in line with the overall objective of making shareholders’ lives easier, by:

¡	Providing a central source of information on Barclays;

¡	Delivering clear messaging, with relevant and engaging content; and

¡	Making the website more intuitive to navigate.

Feedback received through engagement with all our stakeholders is communicated to the Directors to inform Board discussions. During 2014, investor and analyst views on the strategic realignment of the Group were particularly helpful to the Board’s discussions relating to our Group Strategy Update in May 2014. We encourage further engagement with our investors as an opportunity to understand their views and concerns, as we continue on our journey to becoming the ‘Go-To’ bank for customers and clients.

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Governance: Directors’ report Other statutory information

The Directors present their report together with the audited accounts for the year ended 31 December 2014.

Other information that is relevant to the Directors’ Report, and which is incorporated by reference into this report, can be located as follows:

Contents	Pages

Employee involvement	74
Policy concerning the employment of disabled persons	75
Financial instruments	275-296
Hedge accounting policy	276
Remuneration policy, including details of the remuneration of each Director and Directors’ interests in shares	77-110
Corporate governance report	34-69
Risk review	113-220

Disclosures required pursuant to Listing Rule 9.8.4R can be found on the following pages:

Pages

Long-term incentive schemes	104
Director emoluments	337
Allotment for cash of equity securities	318
Waiver of dividends	70

Section 414A of the Companies Act 2006 requires the Directors to present a Strategic Report in the Annual Report and Accounts. The information can be found on pages 02 to 32.

The Company has chosen, in accordance with section 414 C(11) of the Companies Act 2006, and as noted in this Directors’ report, to include certain matters in its Strategic Report that would otherwise be disclosed in this Directors’ report.

An indication of likely future developments may be found in the Strategic Report.

The particulars of important events affecting the Company since the financial year end can be found in Note 29 Legal, competition and regulatory matters and Note 45 Non-current assets held for disposal and associated liabilities.

Profit and dividends

The adjusted profit for the financial year, after taxation, was £3,798m (2013: £2,945m). Statutory profit after tax for 2014 was £845m (2013: £1,297m). The final dividend for 2014 of 3.5p per share will be paid on 2 April 2015 to shareholders whose names are on the Register of Members at the close of business on 11 March 2015. With the interim dividends totalling 3p per ordinary share, paid in June, September and December 2014, the total distribution for 2014 is 6.5p (2013: 6.5p) per ordinary share. The interim and final dividends for 2014 amounted to £1,057m (2013: £859m).

The nominee companies of certain Barclays’ employees benefit trusts holding shares in Barclays in connection with the operation of the Company’s share plans have lodged evergreen dividend waivers on shares held by them that have not been allocated to employees. The total amount of dividends waived during the year ended 31 December 2014 was £8.5m.

Shareholders may have their dividends reinvested in Barclays by joining the Barclays PLC Scrip Dividend Programme (the Programme). At the Barclays 2013 AGM, shareholders approved the introduction of the Programme to replace the Barclays Dividend Reinvestment Plan. The Programme enables shareholders, if they wish, to receive new fully paid ordinary shares in Barclays PLC instead of a cash dividend, without incurring dealing costs or stamp duty.

Board of Directors

The names of the current Directors of Barclays PLC, along with their biographical details, are set out on pages 34 and 35 and are incorporated into this report by reference. Changes to Directors during the year and up to the date of signing this report are set out below.

Name	Role	Effective date of appointment/ resignation

Steve Thieke	Non-executive Director	Appointed 7 January 2014

Crawford Gillies	Non-executive Director	Appointed 1 May 2014

John McFarlane	Non-executive Director	Appointed 1 January 2015

Fulvio Conti	Non-executive Director	Resigned 24 April 2014

Simon Fraser	Non-executive Director	Resigned 24 April 2014

John McFarlane will succeed Sir David Walker as Chairman of Barclays with effect from the conclusion of the Barclays PLC AGM in 2015.

Appointment and retirement of Directors

The appointment and retirement of Directors is governed by the Company’s Articles of Association (the Articles), the UK Corporate Governance Code (the Code), the Companies Act 2006 and related legislation. The Articles may only be amended by a special resolution of the shareholders.

The Board has the power to appoint additional Directors or to fill a casual vacancy amongst the Directors. Any such Director holds office only until the next AGM and may offer himself/herself for election. The Code recommends that all directors of FTSE 350 companies should be

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subject to annual re-election, and all Directors will stand for election or re-election at the 2015 AGM with the exception of Sir David Walker and Sir John Sunderland, who are retiring from the Board at the conclusion of the 2015 AGM.

Directors’ indemnities

Qualifying third party indemnity provisions (as defined by section 234 of the Companies Act 2006) were in force during the course of the financial year ended 31 December 2014 for the benefit of the then Directors and, at the date of this report, are in force for the benefit of the Directors in relation to certain losses and liabilities which they may incur (or have incurred) in connection with their duties, powers or office. In addition, the Company maintains Directors’ & Officers’ Liability Insurance which gives appropriate cover for legal action brought against its Directors.

Qualifying pension scheme indemnity provisions (as defined by section 235 of the Companies Act 2006) were in force during the course of the financial year ended 31 December 2014 for the benefit of the then Directors, and at the date of this report are in force for the benefit of directors of Barclays Pension Funds Trustees Limited as Trustee of the Barclays Bank UK Retirement Fund. The directors of the Trustee are indemnified against liability incurred in connection with the Company’s activities as Trustee of the retirement fund.

Similarly, qualifying pension scheme indemnities were in force during 2014 for the benefit of Barclays Executive Schemes Trustees Limited as Trustee of Barclays Bank International Zambia Staff Pension Fund (1965), Barclays Capital International Pension Scheme (No.1), Barclays Capital Funded Unapproved Retirement Benefits Scheme, and Barclays PLC Funded Unapproved Retirement Benefits Scheme. The directors of the Trustee are indemnified against the liability incurred in connection with the Company’s activities as Trustee of the schemes above.

Political donations

The Group did not give any money for political purposes in the UK, the rest of the EU or outside of the EU, nor did it make any political donations to political parties or other political organisations, or to any independent election candidates, or incur any political expenditure during the year.

In accordance with the US Federal Election Campaign Act, Barclays provides administrative support to a federal Political Action Committee (PAC) in the USA funded by the voluntary political contributions of eligible Barclays’ employees. The PAC is not controlled by Barclays and all decisions regarding the amounts and recipients of contributions are directed by a steering committee comprising employees eligible to contribute to the PAC. Contributions to political organisations reported by the PAC during the calendar year 2014 totalled $103,000 (2013: $16,000).

Environment

Barclays Climate Action Programme focuses on addressing environmental issues where we believe we have the greatest potential to make a difference. The Programme focuses on managing our own carbon footprint and reducing our absolute carbon emissions, developing products and services to help enable the transition to a low-carbon economy, and managing the risks of climate change to our operations, clients, customers and society at large. We invest in improving the energy efficiency of our operations and offset the emissions remaining through the purchase of carbon credits. We also have a long-standing commitment to managing the environmental and social risks associated with our lending practices, which is embedded into our Credit Risk processes. A governance structure is in place to facilitate clear dialogue across the business and with suppliers around issues of potential environmental and social risk.

We have disclosed global greenhouse gas emissions that we are responsible for as set out by ‘The Companies Act 2006 (Strategic Report and Director’s Report) Regulations 2013’. We provide fuller disclosure across our carbon emissions within Barclays GRI statement found on our website barclays.com/citizenship.

	Current Reporting Year[a] 2014	Previous Reporting Year[b] 2013	Comparison Year[c] 2012

Global GHG emissions[d]

Total CO2e (tonnes)	830,668	968,781	1,060,442

Scope 1 CO2e emissions (tonnes)[e]	49,994	58,176	47,718

Scope 2 CO2e emissions (tonnes)	655,426	723,993	822,486

Scope 3 CO2e emissions (tonnes)[f]	125,248	186,612	190,238

Intensity Ratio

Total full time employees (FTE)	132,300	139,600	139,200

Total CO2e per FTE (tonnes)	6.28	6.94	7.62

Notes

a	2014 reporting year covers Q4 2013 and Q1, 2, 3 of 2014. The carbon reporting year is not fully aligned to the financial reporting year covered by the Director’s report. This report is produced earlier than previous carbon reporting to allow us to report within the year end financial reporting timelines.
b	2013 reporting year covers Q4 2012 and Q1, 2, 3 of 2013.
c	2012 reporting year is the full calendar year (January 2012 – December 2012).
d	The methodology used to calculate our CO2e emissions is the operational control approach on reporting boundaries as defined by the World Resources Institute/World Business Council for Sustainable Development (WRI/WBCSD) Greenhouse Gas Protocol (GHG): A Corporate Accounting and Reporting Standard, Revised Edition. Where properties are covered by Barclays’ consolidated financial statements but are leased to tenants who are invoiced for utilities, these emissions are not included in the Group GHG calculations.
¡	Scope 1 covers direct combustion of fuels and company owned vehicles (from UK and South Africa only, which are the most material contributors).
¡	Scope 2 covers emissions from electricity and steam purchased for own use.
¡	Scope 3 covers indirect emissions from business travel (global flights and ground transport from the UK and South Africa. 2014 car hire data covers the USA and India only. Ground transportation data (excluding Scope 1 company cars) covers only countries where this type of transport is material and data is available).
e	Fugitive emissions reported in Scope 1 for 2014 & 2013 cover emissions from UK, Americas, Asia-Pacific and South Africa. Fugitive emission data for 2012 is not available. Business travel reported in Scope 1 covers company cars in the UK & South Africa. This covers the majority of our employees where we have retail operations with car fleets.
f	Scope 3 is limited to emissions from business travel which covers global flights and ground transport from the UK and South Africa. 2014 car hire data also covers the USA and India only. Ground transportation data (excluding Scope 1 company cars) covers only countries where this type of transport is material and data is available.

Research and development

In the ordinary course of business the Group develops new products and services in each of its business divisions.

Share capital

Share capital structure

The Company has ordinary shares in issue. The Company’s Articles also allow for the issuance of sterling, US dollar, euro and yen preference shares (preference shares). No preference shares have been issued as at 27 February 2015 (the latest practicable date for inclusion in this report). Ordinary shares therefore represent 100% of the total issued share capital as at 31 December 2014 and as at 27 February 2015 (the latest practicable date for inclusion in this report). Details of the movement in ordinary share capital during the year can be found in Note 31 on page 318.

Voting

Every member who is present in person or represented at any general meeting of the Company, and who is entitled to vote, has one vote on a show of hands. Every proxy present has one vote. The proxy will have one vote for and one vote against a resolution if he/she has been instructed to vote for or against the resolution by different members or in one direction by a member while another member has permitted the proxy discretion as to how to vote. On a poll, every member who is present or represented and who is entitled to vote has one vote for every share held. In the case of joint holders, only the vote of the senior holder (as determined by order in the share register) or his proxy may be counted. If any sum payable remains unpaid in relation to a member’s shareholding, that member is not entitled to vote that share or exercise any other right in relation to a meeting of the Company unless the Board otherwise determine. If any member, or any other person appearing to be interested in any of the Company’s ordinary shares, is served with a notice under section 793 of the Companies Act 2006 and does not supply the Company with the information required in the notice, then the Board, in its absolute discretion, may direct that

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Governance: Directors’ report Other statutory information

that member shall not be entitled to attend or vote at any meeting of the Company. The Board may further direct that if the shares of the defaulting member represent 0.25% or more of the issued shares of the relevant class, that dividends or other monies payable on those shares shall be retained by the Company until the direction ceases to have effect and that no transfer of those shares shall be registered (other than certain specified “excepted transfers”). A direction ceases to have effect seven days after the Company has received the information requested, or when the Company is notified that an “excepted transfer” of all of the relevant shares to a third party has occurred, or as the Board otherwise determines.

Transfers

Ordinary shares may be held in either certificated or uncertificated form. Certificated ordinary shares shall be transferred in writing in any usual or other form approved by the Board and executed by or on behalf of the transferor. Transfers of uncertificated ordinary shares shall be made in accordance with the Companies Act 2006 and CREST Regulations.

The Board is not bound to register a transfer of partly paid ordinary shares, or fully paid shares in exceptional circumstances approved by the FCA. The Board may also decline to register an instrument of transfer of certificated ordinary shares unless it is duly stamped and deposited at the prescribed place and accompanied by the share certificate(s) and such other evidence as reasonably required by the Board to evidence right to transfer, it is in respect of one class of shares only, and it is in favour of a single transferee or not more than four joint transferees (except in the case of executors or trustees of a member).

Preference shares may be represented by share warrants to bearer or be in registered form. Preference shares represented by share warrants to bearer are transferred by delivery of the relevant warrant. Preference shares in registered form shall be transferred in writing in any usual or other form approved by the Board and executed by or on behalf of the transferor. The Company’s registrar shall register such transfers of preference shares in registered form by making the appropriate entries in the register of Preference shares. Each preference share shall confer, in the event of a winding up or any return of capital by reduction of capital (other than, unless otherwise provided by their terms of issue, a redemption or purchase by the Company of any of its issued shares, or a reduction of share capital), the right to receive out of the surplus assets of the Company available for distribution amongst the members and in priority to the holders of the ordinary shares and any other shares in the Company ranking junior to the relevant series of preference shares and pari passu with any other class of preference shares (other than any class of shares then in issue ranking in priority to the relevant series of preference shares), repayment of the amount paid up or treated as paid up in respect of the nominal value of the preference share together with any premium which was paid or treated as paid when the preference share was issued in addition to an amount equal to accrued and unpaid dividends.

Variation of rights

The rights attached to any class of shares may be varied either with the consent in writing of the holders of at least 75% in nominal value of the issued shares of that class or with the sanction of special resolution passed at a separate meeting of the holders of the shares of that class. The rights of shares shall not (unless expressly provided by the rights attached to such shares) be deemed varied by the creation of further shares ranking equally with them or subsequent to them.

Limitations on foreign shareholders

There are no restrictions imposed by the Articles or (subject to the effect of any economic sanctions that may be in force from time to time) by current UK laws which relate only to non-residents of the UK and which limit the rights of such non-residents to hold or (when entitled to do so) vote the ordinary shares.

Exercisability of rights under an employee share scheme

Employee Benefit Trusts (EBTs) operate in connection with certain of the Group’s Employee Share Plans (Plans). The trustees of the EBTs may exercise all rights attached to the shares in accordance with their fiduciary duties other than as specifically restricted in the relevant Plan governing documents. The trustees of the EBTs have informed the Company that their normal policy is to abstain from voting in respect of the Barclays shares held in trust. The trustees of the Global Sharepurchase EBT and UK Sharepurchase EBTs may vote in respect of Barclays shares held in the EBTs, but only as instructed by participants in those Plans in respect of their Partnership shares and (when vested) Matching and Dividend shares. The trustees will not otherwise vote in respect of shares held in the Sharepurchase EBTs.

Special rights

There are no persons holding securities that carry special rights with regard to the control of the Company.

Major shareholders

Major shareholders do not have different voting rights from those of other shareholders. Information provided to the Company by major shareholders pursuant to the FCA’s Disclosure and Transparency Rules (DTR) are published via a Regulatory Information Service and is available on the Company’s website. As at 31 December 2014, the Company had been notified under Rule 5 of the DTR of the following holdings of voting rights in its shares.

		% of total
		voting rights
	Number of	attaching to
	Barclays	issued share
Person interested	shares	capital[a]

Qatar Holding LLC[b]	813,964,552	6.65

BlackRock, Inc[c]	822,938,075	5.02

The Capital Group Companies Inc[d]	817,522,531	4.96

Notes

a	The percentage of voting rights detailed above was calculated at the time of the relevant disclosures made in accordance with Rule 5 of the DTR.
b	Qatar Holding LLC is wholly-owned by Qatar Investment Authority.
c	Total shown includes 1,408,618 contracts for difference to which voting rights are attached.
d	The Capital Group Companies Inc (CG) holds its shares via CG Management companies and funds. Part of the CG holding is held as American Depositary Receipts.

Between 31 December 2014 and 27 February 2015 the Company was notified that The Capital Group Companies Incd now holds 861,142,569 Barclays shares, representing 5.22% of the total voting rights attaching to issued share capital.

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Powers of Directors to issue or buy back the Company’s shares

The powers of the Directors are determined by the Companies Act 2006 and the Company’s Articles. The Directors are authorised to issue and allot shares and to buy-back shares subject to annual shareholder approval at the AGM. Such authorities were granted by shareholders at the 2014 AGM. It will be proposed at the 2015 AGM that the Directors be granted new authorities to allot and buy-back shares.

Repurchase of shares

The Company did not repurchase any of its ordinary shares during 2014 (2013: none). As at 27 February 2015 (the latest practicable date for inclusion in this report) the Company had an unexpired authority to repurchase ordinary shares up to a maximum of 1,635,292,262 ordinary shares.

Change of control

There are no significant agreements to which the Company is a party that are affected by a change of control of the Company following a takeover bid. There are no agreements between the Company and its Directors or employees providing for compensation for loss of office or employment that occurs because of a takeover bid.

Going concern

The Group’s business activities and financial position, the factors likely to affect its future development and performance, and its objectives and policies in managing the financial risk to which it is exposed and its capital are discussed in the Strategic Report and in the Risk Management section.

The Directors have assessed, in the light of current and anticipated economic conditions, the Group’s ability to continue as a going concern. The Directors confirm they are satisfied that the Company and the Group have adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the ‘going concern’ basis for preparing accounts.

Disclosure of information to auditor

Each Director confirms that, so far as he/she is aware, there is no relevant audit information of which the Company’s auditors are unaware and that each Director has taken all the steps that he/she ought to have taken as a Director to make himself/herself aware of any relevant audit information and to establish that the Company’s auditors are aware of that information. This confirmation is given pursuant to section 418 of the Companies Act 2006 and should be interpreted in accordance with and subject to those provisions.

Directors’ responsibilities

The following statement, which should be read in conjunction with the Auditors’ report set out on pages 247 to 253, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the auditors in relation to the accounts.

The Directors are required by the Companies Act 2006 to prepare accounts for each financial year and, with regards to Group accounts, in accordance with Article 4 of the IAS Regulation. The Directors have prepared group and individual accounts in accordance with IFRS as adopted by the EU. The accounts are required by law and IFRS to present fairly the financial position of the Company and the Group and the performance for that period. The Companies Act 2006 provides, in relation to such accounts, that references to accounts giving a true and fair view are references to fair presentation.

The Directors consider that, in preparing the accounts on pages 255 to 342, and the additional information contained on pages 142 to 220, the Group has used appropriate accounting policies, supported by reasonable judgements and estimates, and that all accounting standards which they consider to be applicable have been followed.

Having taken all the matters considered by the Board and brought to the attention of the Board during the year into account, the Directors are satisfied that the annual report and accounts, taken as a whole, is fair, balanced and understandable, and provides the information necessary for shareholders to assess the Company’s performance, business model and strategy.

Directors’ responsibility statement

The Directors have responsibility for ensuring that the Company and the Group keep accounting records which disclose with reasonable accuracy the financial position of the Company and the Group and which enable them to ensure that the accounts comply with the Companies Act 2006.

The Directors are responsible for the maintenance and integrity of the Company’s website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

The Directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

The Directors, whose names and functions are set out on pages 34 and 35, confirm to the best of their knowledge that:

(a)	The financial statements, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of Barclays PLC and the undertakings included in the consolidation taken as a whole; and

(b)	The management report, which is incorporated into the Directors’ Report on pages 34 to 73, includes a fair review of the development and performance of the business and the position of Barclays PLC and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

By order of the Board

Lawrence Dickinson

Company Secretary

2 March 2015

Barclays PLC

Registered in England, Company No. 48839

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Governance People

In 2014 we experienced significant change across Barclays, driven by the refresh of our business strategy as well as the regulatory and economic environment. We have continued to support our colleagues, focusing on understanding and addressing the impact these changes have had on our internal operations. We continue progress on our journey to become the ‘Go-To’ bank and enabling our colleagues to feel part of this is critical to its success.

We are continuing our journey to transform the culture of the bank. Following the launch of the Values in 2013, the focus in 2014 has been continuing to drive the cultural change through our Senior Leadership Group and setting the tone from the top. Our Values are clearly articulated for leaders and employees and are helping to shape our desired culture over time.

Our organisational culture is driven through a number of initiatives that include: building our colleagues’ capability and skills, embedding the Values into our organisational systems and processes, ensuring a sharper focus on role modelling behaviour, and supporting the development of our leaders.

We believe that leadership shapes culture which in turn drives organisational performance. Our leadership development programme is designed with this in mind, focusing on our Values and aligning leaders’ mind set with the objectives of the balanced scorecard. The Barclays Leadership Academy, launched in 2013 and designed to help us build a cadre of leaders who can shape our culture and drive organisational performance, continued to be deployed in 2014. We also deployed our Global Curriculum enabling a consistent approach to core and leadership development for all colleagues. The programmes are underpinned by the Values and build individual capability through a variety of learning styles, including multimedia and classroom based learning. In addition, we have deployed business training academies across Compliance, Barclays Internal Audit, Client & Customer Experience in Personal & Corporate Banking, and Investment Banking, giving access to role specific learning as well as core and leadership development.

To embed our desired culture at all levels of the organisation we have implemented the Values across our key people processes. Our recruitment and promotion processes include an assessment of the Values and Behaviours for all corporate grades. New joiners are invited to participate in the ‘Being Barclays’ Global Induction programme as part of their transition into Barclays, enabling them to connect to the organisational Purpose as they join our ‘Go-To’ journey. We have set out the behavioural standards we expect at Barclays in the global Code of Conduct (The Barclays Way) and all colleagues are required to attest and demonstrate their understanding of these.

In 2014, our performance management process has assessed colleagues against both ‘what’ they do and ‘how’ they do it. All colleague objectives are aligned to the 5Cs of the Balanced Scorecard to ensure consistency with Barclays’ strategic aims at all levels. The ‘Values in Action’ framework provides a tool to assess employees against ‘how’ they achieve their objectives and guides employees on behaviour in line with the Values. This framework underpins our approach to embedding the Values within Barclays across all key people processes.

We value sharing in each other’s success at Barclays and our global recognition plan allows colleagues to recognise the outstanding achievements of people demonstrating our Values. Since the launch of the programme in May 2014, over 80,000 colleagues have received a ‘Values Thank You’ and over 28,000 employees have been nominated by a colleague for a non-financial ‘Values Award’. Colleagues are also encouraged to participate in our all-employee share plans, which have been running successfully for over 10 years. Further details of our approach to remuneration are included in the Remuneration Report on pages 77 to 110.

Barclays is committed to helping young people achieve their ambitions when they enter the world of work. Our Early Careers proposition supports them in achieving their career goals through the graduate, intern and apprenticeship programmes. Barclays provides pathways for progression from apprentice to graduate supported by recognised qualifications and helps create a pipeline of talent for the organisation.

We have created over 2,000 apprenticeship positions within the organisation since the programme began in 2013, and have plans to increase this number in 2015. It is very important to us that we maintain and advocate a ‘partnership’ in our approach to industrial relations. We ensure a regular and constructive dialogue with more than 30 national unions, works councils and staff associations across the globe. In the UK and South Africa, our two largest markets, we have formal partnership arrangements in place.

We consult employee representatives regularly on a wide range of matters affecting their interests. We have well established regional consultation forums in Europe and Africa through which we engage colleagues on transnational issues.

Where business restructuring is necessary and could result in potential job losses, we work closely with colleague representatives to avoid compulsory redundancies where possible. Our goal is to ensure that the colleagues that leave Barclays are supported and treated with respect. In countries where there are no collective representative bodies, we engage directly with colleagues. We have focused on putting internal colleagues first and supporting those impacted by change to ensure that, wherever possible, we retain talent within Barclays. So far over 1,000 colleagues have been redeployed. ‘Internals First’ will become a key driver within our recruitment strategy ensuring we retain and promote internal talent before we look to the external market and will be launched more widely in 2015.

Barclays places considerable value on the involvement of its employees and continues to keep them informed on matters affecting them and on the various factors affecting the performance of the Group. We recognise the importance of continuously seeking the views of our employees and the need to understand the collective voice of the organisation, especially during a time of change. In order to help us understand what colleagues think about working for Barclays, we deployed the first Global Employee Opinion Survey in October 2014. This asked all colleagues globally to provide their perspectives across a wide range of subject areas through a confidential online survey including questions on personal development, leadership and management, innovation, and citizenship. Over 90,000 colleagues participated in the survey, providing a depth of insight which will inform and shape our people strategy as we move forward into 2015. The engagement of colleagues was measured at 72%, a 1.3% decrease on 2013. Given the amount of change taking place in the organisation, it is not surprising that there has been a small drop and we are committed to building engagement further in 2015. We have performed an in-depth review of the results of the survey with all senior leaders and improving employee engagement is a key focus for 2015 to ensure we create the right environment for our colleagues to thrive.

Colleague wellness is a contributing factor to colleague engagement and following a successful UK pilot in our Personal & Corporate Banking business this year, the Barclays Wellness Portal for colleagues will be launched in 2015. The portal enables colleagues to learn more about wellness, find out what is on offer at Barclays, commit pledges to make small changes to their lives, and follow colleagues’ journeys as well as sharing stories of their own. The portal addresses four wellness areas: Think Well, Be Active, Social and Financial.

Barclays has made significant progress over the last two years across our people policies and practices and we will continue to evolve them, ensuring all colleagues are supported throughout their career at Barclays and beyond. Our colleagues have told us they remain committed to Barclays, and we remain committed to creating the right environment for them to thrive and succeed as we progress on our journey to ‘Go-To’.

FTE by region

	2014	2013	2012

United Kingdom	48,600	54,400	55,300
Continental Europe	9,900	9,800	11,100
Americas	10,900	11,100	11,100
Africa and Middle East	44,700	45,800	45,200
Asia Pacific	18,200	18,500	16,500

Total	132,300	139,600	139,200

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Global employment statistics

Diversity and Inclusion

Barclays is committed to cultivating a working environment where the unique talents of all employees are recognised equally. Attracting, retaining and developing a diverse range of world-class professionals is critical to our success as the ‘Go-To’ bank. Our global Diversity and Inclusion strategy operates across five core pillars: Gender, LGBT, Disability, Multigenerational and Multicultural.

A core priority in 2014 has been the continuation of our ‘Unconscious Bias’ programme for our global Managing Director (MD) and Director population which has now engaged over 8,500 leaders in the importance of inclusive talent management. This is an important enabler for our senior leaders to achieve their diversity goals set out in our Balanced Scorecard. We aim to achieve 26% female representation in senior leadership across Barclays by 2018.

We continue to receive national and international recognition for our Diversity and Inclusion achievements from prestigious organisations such as The Business Disability Forum in the UK, Community Business in Asia, and the Human Rights Campaign in the US.

Gender

Ensuring female talent can thrive, particularly at the senior leadership level, is a focus for many organisations that recognise the true value of diversity. The strength of our commitment to improving gender balance is evident by our Board Diversity Policy which states our Board-level gender aspirations (25% female Board members), and by the inclusion of senior leader gender goals within the Balanced Scorecard.

At all levels we are making progress. Our Board membership includes three women, and additionally three members of the Group Executive Committee are female. As regards to senior leaders (Director and MD), our female senior leadership population stood at 22% at the end of 2014, which is a 1% increase year-on-year since 2011.

Female representation

Above shows the positive change in female representation within Barclays during 2014

Our graduate recruitment target of 50/50 gender shortlists means our focus on gender diversity extends to Early Careers. This is enabling Barclays to grow a diverse pipeline of talent for the future. An inclusive environment is vital to enable the talent we recruit to grow their careers with us; our thriving global Women’s Initiative Network is just one way we support this.

Independent assessment by external organisations continues to validate our progress. For 2014, this has included being named for the seventh consecutive year within The Times Top 50 Workplaces for Women, and by our inclusion within the highly regarded ‘Working Mother’ 100 Best Companies in the US. In Asia, Barclays won the Women in Wealth Management Award, in part because judges were impressed that 40% of senior leaders in Asia are female.

Helping to shape wider industry change, we launched our market-leading Women’s Index (tradable exchange notes which track the performance of companies with diverse boards). The launch of this product has allowed us to engage in a richer dialogue with many of our investor clients about their holistic goals for investment.

LGBT

Continually improving the workplace for our LGBT colleagues has been another core focus for 2014. In the Employee Opinion Survey over 4,000 (4%) employees identified themselves as being Lesbian, Gay, Bisexual or Transgender. Our employee network Spectrum continues to go from strength to strength, enabling a conduit to all colleagues and allies who share commitment to LGBT equality.

We were the main sponsors of London Pride and launched BPay, our innovative cashless payment service, at this signature event. Via our ‘Ping a Pound for Pride’ campaign, we raised £33,000 for the charity, further increased via the fundraising which also took place to mark World Aids Day and International Day Against Homophobic Oppression.

Barclays was ranked second in the 2014 Stonewall Global Workplace Equality Index. We have also consistently ranked within the UK top 25 LGBT employers every year since the launch of the Index. We were proud to receive the Stonewall ‘Ad of the Year’ award for our Barclays Pride campaign, which featured Barclays’ colleagues who represent the LGBT community.

Further profiling the diversity of our senior leaders, Mark McLane (Global Head of Diversity & Inclusion) and Jeff Davis (Global Head of Dealing & Sales Trading) were ranked 48th and 75th respectively in the Financial Times OUTstanding list of 100 LGBT business leaders, whilst Valerie Soranno Keating (CEO, Barclaycard) was placed 3rd in the Financial Times ‘OUTstanding’ list of the top 20 high profile straight allies.

The breadth of our work to develop leading best practices for colleagues and customers is why we have been named by Stonewall as one of just eight ‘Star Performer’ organisations that are seen as leaders in their industry. This prestigious recognition reflects our global work and our steps to revolutionise service delivery. In line with our Global LGBT agenda and being named as a Star Performer, we have made the commitment for 2015 and beyond to actively share best practices and mentor organisations who are working to create a more inclusive work place culture.

Disability

We are moving closer to our publicly-stated ambition to be the most accessible and inclusive bank. In 2014, our Accessibility Roadshow toured the UK, spending a week in 45 of our flagship branches raising awareness of the accessible services we offer. We launched innovative new services, including Sign Video which makes it easier for Sign Language Users to communicate and our ‘Beacon Technology’ trials. The innovative technology notifies colleagues of a customer’s accessibility needs when they enter the branch – helping us support and serve our customers appropriately.

We are putting accessibility at the heart of a customer-centric service and we have been delighted to receive awards for many of our Accessible Services, including Talking ATMs, High Visibility Debit Cards, and Colleague Accessibility Training Videos. We also won the Marketing campaign of the year at the European Diversity Awards for the TV advert that raised awareness of the audio functionality of our ATMs.

Aligned to our inclusion ethos, we review our recruitment processes to ensure they are accessible for candidates with disabilities. In the UK we are a Government accredited ‘Two ticks’ employer. Across the Group we provide reasonable adjustments to ensure ability and skills can be demonstrated by potential employees. Where colleagues acquire a disability or health condition, every effort is made to ensure that their employment with the Group continues. Similarly, we work to ensure training, career development and promotion opportunities are equitable for non-disabled and disabled colleagues alike.

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Governance People

In 2014 we signed our ‘Time to Change’ pledge on World Mental Health day, expanding on our year-long ‘This is me’ mental health campaign for colleagues. Our Employee Opinion Survey saw over 5,000 (6%) Global colleagues identifying as having a disability. All those with an interest in disability can join our Reach employee network, with new chapters being launched this year across our global sites.

Multigenerational

Above shows the different generations working at Barclays and the percentage change during 2014

We aspire to support our colleagues at all stages of their career, and customers at key life stages.

With five generations represented in our global workforce, our Multigenerational Agenda ensures colleagues of all ages have a voice. Early Careers includes our significant Apprenticeship programme. In addition, our ‘LifeSkills’ and ‘Bridges into Work’ programmes continue to support those taking their first steps into the world of work.

Our new employee network Emerge supports anyone who has recently joined Barclays whether they join as an apprentice, graduate or are an experienced hire. This is in addition to our Working Families and Carers network that connects colleagues across various life stages.

Our Barclays ‘Silver Eagles’ (part of our Barclays Digital Eagles team) channel the skills and experience that our older colleagues bring; they are in place to specifically support vulnerable customers or pensioners to bank with Barclays in a way that works for them.

Our Armed Forces Transitioning, Employment and Rehabilitation (AFTER) programme also continued to see ex-military talent join our Company, or be supported to gain relevant work-ready skills.

In 2015, we will continue to embed our newly launched year-long focus on ‘Dynamic Working’ further building engagement with colleagues who wish to work flexibly, learning from the breadth of people who already work for us in an agile or flexible way.

In the UK, we won ‘Best for all stages of Motherhood’ at the Working Families Top Employers awards, in part for our approach to ‘Keep in Touch’ Days for those on maternity leave and for our approach to job share within our Retail bank. We were also named within the UK’s ‘Top 10 Working Families’ benchmark.

Multicultural

Above shows the percentage of underrepresented populations that make up our global and regional populations. Note that underrepresented populations are defined regionally to ensure inclusion with all groups in the workplace

a	UK includes Asian, Mixed, Black, Other and Non-disclosed.
b	US includes Hispanic/Latino, Asian, Mixed, Black, Other and Non-
disclosed.
c	South Africa includes African, Indian, Coloured, Other, and Non-
disclosed.

Inclusive of race, ethnicity, nationality and faith, our Multicultural Agenda supports Barclays in its positioning as a market leader and the ‘Go-To’ bank for our colleagues, customers and clients. The 2014 focus for the multicultural agenda has been ‘to foster a culture of conversation’ with a series of events hosted to further build global communication skills and global mindsets. Our Embrace network brings together all those who share an interest in this agenda, including the celebration of Inter Faith week in the UK.

In addition, we marked important cultural and religious calendar dates throughout 2014, continued to offer both halal and kosher food in our canteens, and to make quiet rooms available for prayer and reflection in many of our larger sites.

Being voted one of the top 20 companies to work for in the UK by multicultural graduates reflects the work we have done to ensure young people from diverse backgrounds choose to bring their talent to us (49% of Graduates and 74% of Apprentices were from Black, Asian and Minority Ethnic backgrounds within our 2014 intake).

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Governance: Remuneration report Annual statement from the Chairman of the Board Remuneration Committee

The Committee remains focused on paying for sustainable performance, aligning remuneration with risk and delivering a greater proportion of the income we generate to our shareholders.

Consistent with this, between 2010 and 2014 the incentive pool has decreased by 47%.

Remuneration Committee members

Chairman

Sir John Sunderland

Members

Sir David Walker

Simon Fraser (until 24 April 2014)

Tim Breedon

Steve Thieke (from 6 February 2014)

Crawford Gillies (from 1 May 2014)

Dear Shareholders

As Chairman of the Board Remuneration Committee, I am pleased to introduce the Directors’ Remuneration Report for 2014.

We recognise that remuneration is an area of particular importance and interest to shareholders and it is critical that we listen to and take into account your views. Accordingly, my meetings with major investors and shareholder representative groups have been helpful and meaningful, contributing directly to the decisions made by the Committee for 2014.

Performance and pay

An important principle which the Committee applies in its deliberations is that while Barclays will not pay staff more than we judge to be necessary, it is in shareholders’ interests that Barclays should pay for performance. Front of mind is that we determine the correct level of variable pay in a given year in order to maximise shareholder value over the medium term.

In May 2014 the update to the Group Strategy resulted in the creation of a Core business comprising four units: Personal and Corporate Banking, Barclaycard, Africa Banking, and the Investment Bank. This Core business represents the future of Barclays. Separately we established Barclays Non-Core, with the intention of disposing of the assets therein over time, assets which are no longer strategically attractive to Barclays.

This restructuring has enabled Barclays to strengthen performance across a range of metrics. The Group has delivered solid financial performance with adjusted profit before tax up 12% to £5,502m for 2014. In achieving this there have been particularly good results in Personal and Corporate Banking and Barclaycard. These results are partly offset by a reduction in Investment Bank adjusted profit before tax, as well as the impact of adverse currency movements in Africa Banking. Sustained progress is being made and the balance now present in the Group means that Barclays is a stronger business.

There has been considerable progress in strengthening the capital position of the Group with Common Equity Tier 1 (CET1) ratio of 10.3% and a leverage ratio of 3.7% at the end of the year. Adjusted operating expenses excluding costs to achieve Transform (ex CTA) are down by £1.8bn year on year, in line with target. Barclays Non-Core reduced Risk Weighted Assets by nearly a third, making substantial progress towards the target, and materially reduced its drag on returns.

In formulating our 2014 decisions on variable pay the Committee ensured that pay appropriately reflects financial performance delivered, both on an adjusted and statutory basis, but also rebalanced returns back towards shareholders. Performance against the commitments across the 5Cs of the Balanced Scorecard was also an important consideration.

While the 2013 decisions on incentives reflected the high global resignation rate for senior staff, the 2013 outcome helped to stabilise the position. There continue to be some areas of concern but these are more localised and had less bearing on 2014 pay decisions.

Consistent with that intent to rebalance returns, the incentive pool is significantly lower overall for 2014, down by more than £0.5bn or 22% in absolute terms at £1,860m compared to the incentive pool of £2,378m for 2013, against a backdrop of an increase in adjusted profit before tax year on year. The reduction in incentive pool is aligned to the reduction in statutory profit before tax which incorporates all conduct adjustments.

Part of the reduction in the incentive pool year on year is due to the introduction of Role Based Pay (RBP) in 2014. Nevertheless, on a like for like basis the incentive pool is down 11% on 2013. The introduction of RBP in 2014 meant that an additional accounting charge of c£250m was taken in the year, which would otherwise have been borne in future years under our previous remuneration structures.

The Investment Bank incentive pool is down 24% in absolute terms. This reduction is greater than the change in adjusted profit before tax (ex CTA) which is down 21%. For the reasons set out above, the introduction of RBP impacted profitability in the Investment Bank in 2014. Excluding the impact of RBP, Investment Bank adjusted profit before tax (ex CTA) would have been down by 12%. On a like for like basis, the Investment Bank front office incentive pool is down 12%.

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Governance: Remuneration report Annual statement from the Chairman of the Board Remuneration Committee

Total compensation costs are down 8%, and the compensation to adjusted net income ratio for Barclays Group is at 37.7%, down from 38.7% in 2013. In the Core business the ratio is at 35.7%, an improvement of 50 basis points, and therefore tracking at the target level of mid-thirties. The average value of incentive awards granted per Group employee in 2014 is down 17% at £14,100 (2013: £17,000).

Following these 2014 decisions, the incentive pool has reduced by £1.62bn from £3.48bn in 2010, an overall reduction of 47%, while adjusted profit before tax over the same period is up 18% if the costs to achieve Transform are excluded. Over this period the compensation to adjusted net income ratio has reduced from 42.4% in 2010 to 37.7% in 2014.

Remuneration and Risk

As a Committee, we are committed to linking pay with performance and to making adjustments to remuneration to reflect risk and conduct events. Risk and conduct events are considered as part of the performance management process and reflected in incentive decisions for individuals. All employees have their performance assessed against objectives (the ‘what’) as well as demonstration of Barclays’ Values and Behaviours (the ‘how’). We have a clear process for making adjustments for poor conduct at an individual level. This is underpinned by a robust governance process overseen by the Remuneration Review Panel and this Committee. We remain absolutely focused on making the required and appropriate adjustments both to individual remuneration decisions as well as the overall incentive pool where required.

Although no resolutions have yet been reached with the relevant investigating authorities, the Committee has adopted a prudent approach in relation to any potential settlements in respect to the ongoing Foreign Exchange trading investigations. The 2014 incentive pool has, as a result, been adjusted downwards by the Committee. The Committee will, however, keep this matter under review.

It is the Committee’s intention that individuals who are accountable, responsible or directly culpable for risk and conduct matters are subject to remuneration reductions as appropriate. This will include reductions to bonus and unvested deferred awards (i.e. malus reductions). While investigations are ongoing, individuals who are under investigation will be subject to suspensions of variable remuneration, in line with our Values and the expectations of our stakeholders including regulators. For current employees who are directly culpable, disciplinary action up to and including dismissal may also result.

Regulatory developments

Our 2014 variable pay decisions were taken against a background of significant regulatory developments and market pressures. Being a UK headquartered global organisation, Barclays is subject to UK regulatory requirements on remuneration clawback, which exceed what is required under CRD IV. This is in addition to EU developments including the introduction of the 2:1 maximum ratio of variable to fixed pay, as well as the extension of the scope of Material Risk Taker (MRT) identification. As the requirements apply to Barclays’ expanded MRT population globally, this creates significant adverse competitive consequences. The Committee is concerned by the challenges in attracting and retaining key staff needed to run the bank safely in all regions.

Key remuneration changes and decisions for executive Directors in 2014

Remuneration for executive Directors continues to be tied closely to our strategy and performance.

In considering the executive Directors’ 2014 performance against the Financial, Balanced Scorecard and personal measures set at the beginning of the year, the Committee has decided to award an annual bonus to Antony Jenkins of £1,100,000 (57% of maximum bonus) and to Tushar Morzaria of £900,000 (64% of maximum bonus). Further details are set out in the annual report on Directors’ remuneration on pages 87 and 88.

Based on solid 2014 overall performance, and in particular the considerable progress made against the Group Strategy, we regard these bonuses as appropriate and deserved. In considering final bonus outcomes, executive accountability for significant Group-wide conduct issues including, for example, the ongoing Foreign Exchange investigations was taken into account. Our decisions also demonstrate that the principle of paying competitively and paying for performance applies equally to our most senior executives as it does to the rest of Barclays’ employees.

The Committee has agreed that the executive Directors’ fixed pay will remain unchanged for, and will not be reduced during, 2015. Antony Jenkins’ base salary will remain at £1,100,000 and he will also receive RBP unchanged at £950,000. Tushar Morzaria’s base salary will remain at £800,000 and he will also receive RBP unchanged at £750,000.

During the year, we also undertook a review of Barclays’ Long Term Incentive Plan (LTIP). We reviewed the performance measures to ensure they support our updated Strategy and align the interests of executives and shareholders. Following engagement with our shareholders, we have changed the financial measures for the LTIP award to be granted in 2015 and given them an increased weighting of 60%. The weighting of the Balanced Scorecard will be unchanged at 30% and Loan Loss Rate will remain as a risk measure but with a reduced weighting of 10%. Further details are set out in the annual report on Directors’ remuneration on page 88. The Committee decided to make awards under this LTIP cycle to both executive Directors with a face value at grant of 120% of their respective fixed pay at 31 December 2014.

We are not proposing any changes to the Directors’ Remuneration Policy which was approved at the 2014 AGM. Accordingly, our 2014 executive Director remuneration decisions are consistent with that approved Policy, which limits the maximum value of annual bonus and LTIP awards in accordance with the CRD IV 2:1 maximum ratio of variable to fixed pay. Clawback has been introduced with effect from 1 January 2015. Following the European Banking Authority (EBA) Opinion on allowances, the terms of RBP may need to be revised once further guidelines are available from the EBA.

Agenda for 2015

The Committee remains focused on controlling remuneration costs and ensuring that pay incentivises all of our employees to deliver sustained performance in a manner which is consistent with Barclays’ Values and Behaviours and in the long term interests of shareholders. The alignment of remuneration and risk will remain a priority. We expect to continue to have to navigate through a changing regulatory landscape and will engage constructively with regulators and shareholders as we do so.

Our remuneration report

The report has been prepared in accordance with the remuneration disclosures required by the Large and Medium-sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013. The Remuneration report (other than the part containing the Directors’ Remuneration Policy) will be subject to an advisory vote by shareholders at the 2015 AGM.

On behalf of the Board

Sir John Sunderland

Chairman, Board Remuneration Committee

2 March 2015

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Governance: Remuneration report Performance, pay and distribution of earnings to key stakeholders

Since 2010 there has been a significant shift in the allocation of earnings between employees and shareholders. Comparing 2014 against 2010, adjusted profit before tax (excluding costs to achieve for Transform in 2014) has increased by 18%, against an absolute reduction in the Group incentive pool of 47%. Over the same period the distribution to shareholders and government through dividends paid and taxes borne have increased by 99% and 11% respectively, while Group compensation costs have reduced by 20%.

How did we perform and pay in 2014?

Adjusted profit before tax increased between 2013 and 2014 by 12%, while the absolute reduction in the Group incentive pool was 22%. After adjusting for the introduction of RBP, the reduction in the Group incentive pool would be 11%.

Adjusted profit before tax

Group incentive pool

Notes

a	Adjusted profit before tax (ex CTA) is only relevant for 2013 and 2014. CTA relates to the costs to achieve Transform. Transform is a package of measures to realise Barclays’ goal of becoming the ‘Go- to’ Bank, including delivering returns on equity higher than cost of equity in all of the Group’s businesses, and longer-term action in culture, rewards, control and costs.
b	2013 adjusted profit before tax includes the restatement for Lehman receivables.

How were the earnings distributed to our key stakeholders?

We believe that the best way to support our stakeholders is by operating a strong, profitable and growing business, which creates jobs and contributes to the economic success of the communities in which we live and work. The charts below detail how the earnings generated by our businesses have been distributed to a number of key stakeholders including shareholders (in the form of dividends), government (in the form of taxes) and employees.

Shareholders

Note

a	Calculated as dividend per share divided by adjusted earnings per share.

Capital

Note

a	The Group changed to CRD IV basis in 2014. For 2012 and 2013, estimated fully loaded CET1 ratios are disclosed. CRD III was the basis of preparation applicable until the end of 2013.

Government

Notes

a	Taxes borne are the Company’s own tax contribution, representing taxes paid or suffered at source by the Company in the year.
b	Taxes collected are those collected from employees and customers on behalf of governments. The VAT collected represents Barclays contribution to the public finances and comprises VAT charged on sales to clients less VAT incurred on costs that Barclays is entitled to recover.

Employees

Notes

a	If RBP had not been introduced in 2014 and an equivalent amount provided through bonus, the Group ratio would have been 1% lower.
b	For the Core business, the ratio is at 35.7% for 2014.
c	2013 ratio includes the restatement for Lehman receivables.

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Governance: Remuneration report Remuneration policy for all employees

This section sets out Barclays’ remuneration policy for all employees, explaining the purpose and principles underlying the structure of remuneration packages, and how the policy links remuneration to the achievement of sustained high performance and long-term value creation.

Remuneration policy

The Committee formally adopted the current remuneration policy for 2013 as part of the Transform programme. The principles set out in the policy below underpin 2014 remuneration decisions made by the Committee and throughout Barclays.

The remuneration structure for employees is aligned with that for executive Directors, set out in detail in the Directors’ remuneration policy which was approved by Shareholders at the 2014 AGM. A full copy of the policy can be found on the Barclays PLC website. An abridged version is at pages 102 to 110 of this Report.

Barclays’ remuneration decisions:

1.	Support the goal of becoming the ‘Go-To’ bank by attracting, retaining and competitively rewarding colleagues with the ability, experience, skill, values and behaviours to deliver that goal.

2.	Will only reward business results when these are achieved in a manner consistent with Barclays’ Values and Behaviours:

¡  Respect: We respect and value those we work with, and the contribution that they make

¡   Integrity: We act fairly, ethically and openly in all we do

¡  Service: We put our clients and customers at the centre of what we do

¡   Excellence: We use our energy, skills and resources to deliver the best, sustainable results

¡   Stewardship: We are passionate about leaving things better than we found them

3.

Protect and promote shareholder interests by incentivising colleagues to deliver sustained performance and create long-term value through the delivery of Barclays’ goal. Those decisions will reflect that performance for individuals and in aggregate. Barclays will pay competitively for high performance but will not pay more than the amount appropriate to maximise the long-term value of the bank for its shareholders.

4.

Create a direct and recognisable alignment between remuneration and risk exposure, as well as adjusting current and deferred incentives for current and historic risk, including malus adjustments, as appropriate.

5.	Should be as simple and clear for colleagues and stakeholders as possible – as is the process used to determine them.

6.	Ensure that the balance between shareholder returns and remuneration is appropriate, clear and supports long-term shareholder interests.

Remuneration and performance

Our remuneration policy means that remuneration decisions for all employees across the whole of Barclays are aligned with and support the achievement of Barclays’ goal of becoming the ‘Go-To’ bank.

This is achieved by linking remuneration to a broad assessment of performance based on expected standards of delivery and behaviour discussed with employees at the start of and throughout the performance year. A new approach to performance management was implemented for all employees in 2014 to ensure alignment of these expectations to Barclays’ strategy. This started with all employees aligning each of their 2014 objectives to the 5Cs of the Balanced Scorecard (Customer & Clients, Colleagues, Citizenship, Conduct and Company) and discussing behaviour expectations in relation to our Values with their managers. This ensures that clear expectations are set for not only ‘what’ employees are expected to deliver, but also ‘how’ they are expected to go about it.

Individual performance is then evaluated against both the ‘what’ (performance against objectives) and the ‘how’ (demonstration of our Values and Behaviours), with ratings agreed for both of these elements and overall performance at year-end. This evaluation takes into account various factors including:

¡	Performance against agreed objectives (both financial and non-financial) and core job responsibilities

¡	Adherence to relevant risk policies and procedures and control frameworks

¡	Behaviour in line with Barclays’ Values and Behaviours

¡	Colleague and stakeholder feedback

¡	Input from the Risk and Compliance functions where there are concerns about the behaviour of the individuals concerned or the risk of the business undertaken.

There is no specific weighting between the financial and non-financial considerations for employees because all of them are important to the determination of the overall performance assessment.

Linking individual performance assessment and remuneration decisions to both the Balanced Scorecard and our Values and Behaviours in this way promotes the delivery of sustainable individual and business performance, and establishes clear alignment between remuneration policy and Barclays’ strategy.

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Remuneration structure

Employees receive salary, pension and other benefits and are eligible to be considered for an annual bonus. Employees in some customer-facing businesses participate in incentive plans including plans based on customer feedback and other measures of the quality of service they provide to customers. Remuneration of PRA Material Risk Takers (MRTs), formerly known as Code Staff, is subject to the 2:1 maximum ratio of variable to fixed pay. A total of 1,277 (2013: 530) individuals were MRTs. Capital Requirements Regulation disclosures on MRTs are set out on page 170 in Barclays 2014 Pillar 3 report. Some senior employees receive Role Based Pay (RBP).

Barclays was accredited in 2014 as a UK Living Wage employer, which recognised the Bank’s commitment to ensure that all its employees and those employees of third party contractors who provide services to us at our sites, are paid at least the current London or UK Living Wage. This is a commitment which we have also extended to all our UK employed apprentices.

Further information on remuneration structure is provided below.

Fixed remuneration

Salary	¡

Salaries reflect individuals’ skills and experience and are reviewed annually in the context of annual performance assessment. They are increased where justified by role change, increased responsibility or where justified by the latest available market data. Salaries may also be increased in line with local statutory requirements and in line with union and works council commitments.

Role Based Pay (RBP)	¡

A small number of senior employees receive a class of fixed pay called RBP to recognise the seniority, breadth and depth of their role. RBP was introduced in 2014 to enable Barclays to remain competitive for global talent, given the CRD IV 2:1 maximum ratio of variable to fixed pay which came into effect in 2014.

Pension and benefits	¡

The provision of a competitive package of benefits is important to attracting and retaining the talented staff Barclays needs to deliver Barclays’ strategy. Employees have access to a range of country specific company funded benefits, including pension schemes, healthcare, life assurance and Barclays share plans as well as other voluntary employee funded benefits. The cost of providing the benefits is defined and controlled.

Variable remuneration

Annual bonus	Annual bonuses reward and incentivise the achievement of Group, business and individual objectives, and the demonstration of individual behaviours in line with Barclays’ Values and Behaviours.

The ability to recognise performance through variable remuneration enables the Group to control its cost base flexibly and to react to events and market circumstances. Bonuses remain a key feature of remuneration practice in the highly competitive and mobile market for talent in the financial services sector. The Committee is careful to control the proportion of variable to fixed remuneration paid to individuals.

Bonus deferral levels are significantly in excess of PRA requirements.

For MRTs, the deferral rate is a minimum of 40% (for bonuses of up to £500,000) or 60% (for bonuses of more than £500,000).

For non-MRTs, bonuses over £65,000 are subject to a graduated level of deferral.

2014 bonuses awarded to Managing Directors in the Investment Bank are 100% deferred.

Deferred bonuses are generally delivered in equal portions as deferred cash under the Cash Value Plan (CVP) and deferred shares under the Share Value Plan (SVP), each typically vesting in annual tranches over three years subject to the rules of the plans and continued service.

Deferred bonuses are subject to malus provisions which enable the Committee to reduce the vesting level of deferred bonuses (including to nil) at its discretion. Events which may lead the Committee to do this include, but are not limited to, employee misconduct or a material failure of risk management.

Clawback applies to any variable remuneration awarded to a MRT on or after 1 January 2015. Barclays may apply clawback if at any time during the 7 year period from the date on which variable remuneration is awarded to a MRT: (i) there is reasonable evidence of employee misbehaviour or material error, and/or (ii) the firm or the business unit suffers a material failure of risk management, taking account of the individual’s proximity to and responsibility for that incident.

Share plans

Alignment of senior employees with shareholders is achieved through deferral of incentive pay into the SVP. We also encourage wider employee shareholding through the all employee share plans. 83% of the global employee population (excluding Africa) are eligible to participate.

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Governance: Remuneration report 2014 incentives

This section provides details of how 2014 total incentive award decisions were made.

2014 pay and performance headlines

The key performance considerations which the Committee took into account in making its remuneration decisions for 2014 are highlighted below:

¡	Adjusted profit before tax was up 12% to £5,502m (Adjusted profit before tax (ex CTA) was up 9% to £6,667m)

–	Within the Core business, Personal and Corporate Banking and Barclaycard continued to grow profits (up 29% and 13% respectively), Africa Banking has done well but was impacted by adverse currency movements, and the Investment Bank is making progress despite challenging market conditions impacting income

¡	Statutory profit before tax was down 21% at £2,256m (2013: £2,868m)

¡	CRD IV Common Equity Tier 1 (CET1) ratio was up to 10.3% (2013: 9.1%)

¡	The BCBS 270 leverage ratio was up to 3.7% (September 2014: 3.5%)

¡	Balanced Scorecard – Steady progress has been made against the Balanced Scorecard in respect of 2018 targets. Full details of 2014 performance against the eight key measures within the Scorecard are set out on page 11.

The pay outcomes and decisions can be summarised as follows:

¡	The Group compensation to adjusted net income ratio improved to 37.7% (2013: 38.7%). The Core compensation to adjusted net income ratio was 35.7%

¡	Total compensation costs decreased 8% to £8,891m (2013: £9,616m). Total compensation costs in the Investment Bank were down 9% at £3,620m (2013: £3,978m)

¡	Total incentive awards granted were £1,860m, down 22% on 2013. Investment Bank incentive awards granted were £1,053m, down 24% on 2013

¡	Although no resolutions have yet been reached with the relevant investigating authorities, the Committee has adopted a prudent approach in relation to any potential settlements with respect to the ongoing Foreign Exchange trading investigations. The 2014 incentive pool, has as a result, been adjusted downwards by the Committee. The Committee will, however, keep the matter under review

¡	There has been strong differentiation on the basis of individual performance to allow the Group to more effectively manage compensation costs

¡	Average value of incentive awards granted per Group employee is £14,100 (2013: £17,000) and the average value of incentive awards granted per Investment Bank employee is £51,400 (2013: £61,000). Average value of incentive awards granted per Group employee excluding the Investment Bank and Non-Core is £6,900 (2013: £7,600)

¡	Levels of bonus deferral continue to significantly exceed the PRA Remuneration Code’s minimum requirements and are expected to remain among the highest deferral levels globally. 2014 bonuses awarded to Managing Directors in the Investment Bank were 100% deferred.

2014 pay – Questions and answers

Why is a 2014 compensation to adjusted net income ratio of 37.7% appropriate for the Group?

The Committee continues to recognise the importance of rebalancing the allocation of income towards shareholders and the ongoing journey towards achieving this remains a key focus.

The Group compensation to adjusted net income ratio has decreased significantly from 42.4% in 2010 to 37.7% in 2014, continuing the trajectory towards a mid-30s ratio in the medium term.

The introduction of RBP in 2014 meant that an additional accounting charge of c.£250m was taken in the year, which would otherwise have been borne in future years under the previous remuneration structures.

If RBP had not been introduced and an equivalent amount provided through bonus, this ratio would have been approximately 1% lower. The impact is greatest within the Investment Bank (c.3%). Without this change, the compensation to adjusted net income ratio for the Investment Bank would have been down year on year.

Within Barclays Core, the ratio is at 35.7% down from 36.2% and is therefore already tracking at the target level of mid-thirties, demonstrating the efficiencies achieved in the Core business.

How do you justify a 2014 incentive pool of £1,860m?

The Committee remains focused on paying for performance while continuing to deliver a greater share of the income we generate to shareholders.

The final 2014 incentive pool of £1,860m is down 22% on 2013. This is despite a 12% improvement in adjusted profit before tax, increases in CET1 and leverage ratios and steady progress towards our key measures under the Balanced Scorecard.

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The following chart illustrates our commitment to controlling and reducing variable remuneration:

Barclays incentive pools

Note

2013 Investment Bank incentive awards have been restated from £1,574m to reflect the business reorganisation outlined in the Strategy Update on 8 May 2014. 2010, 2011 and 2012 Investment Bank incentive awards have not been restated.

What have you done in terms of risk and conduct adjustments in 2014?

The Committee takes risk and conduct matters very seriously and will continue to ensure that there are appropriate adjustments to both individual remuneration and, where necessary, the incentive pool.

Conduct is included as a key metric in the Balanced Scorecard and risk and conduct events are considered as part of the performance management process and reflected in incentive decisions for individuals. All employees have their performance assessed against objectives (the ‘what’) as well as demonstration of Barclays Values and Behaviours (the ‘how’).

To support this there is a strong governance structure with a dedicated review body, the Remuneration Review Panel (Panel), which reports directly to the Committee. The Panel is independent of the business and includes senior representatives from the key control functions of Risk, Compliance, Internal Audit, Legal and HR. It sets the policy and processes and is responsible for assessing the impact on compensation of risk and conduct events.

It is the Committee’s intention that individuals who are accountable, responsible or directly culpable for risk and conduct matters are subject to remuneration reductions as appropriate. This will include reductions to bonus and unvested deferred awards (i.e. malus reductions). While investigations are ongoing, individuals who are under investigation will be subject to suspensions of variable pay, in line with our Values and the expectations of our regulators. For current employees who are directly culpable, disciplinary action up to and including dismissal may also result.

In 2014 reductions were made to the incentive pool funding by the Committee for a number of conduct and risk events. These included the ongoing Foreign Exchange trading investigations, PPI, the fines received for gold price fixing, for breaches of the FCA’s Client Asset rules and the US Securities and Exchange Commission’s sanction for compliance violations as well as other issues requiring remediation.

With respect to the ongoing Foreign Exchange trading investigations, although no resolutions have yet been reached with the relevant investigating authorities, the Committee adopted a prudent approach. The 2014 incentive pool has as a result been adjusted downwards by the Committee. The Committee will, however, keep the matter under review.

Total incentive awards granted – current year and deferred (audited)

	Barclays Group				Investment Bank
	Year Ended 31.12.14 £m	Year Ended 31.12.13 £m	% Change		Year Ended 31.12.14 £m	Year Ended 31.12.13[a] £m	% Change
Total current year bonus	885	957	8		381	411	7
Total deferred bonus	757	1,140	34		634	921	31
Bonus pool	1,642	2,097	22		1,015	1,332	24
Commissions, commitments and other incentives	218	281	22		38	46	17
Total incentive awards granted	1,860	2,378	22		1,053	1,378	24

Proportion of bonus that is deferred	46%	54%			62%	69%
Total employees (full time equivalent)	132,300	139,600	5		20,500	22,600	9
Average value of incentive award granted per employee	£14,100	£17,000	17	[b]	£51,400	£61,000	16

Notes

a	2013 Investment Bank figures have been restated to reflect the business reorganisation outlined in the Strategy Update on 8 May 2014.
b	Average value of incentives granted for Barclays Group excluding the Investment Bank and Non-Core is down 9%.

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Governance: Remuneration report 2014 incentives

Deferral levels vary according to the incentive award quantum. With reductions in incentive award levels, this has reduced the proportion of the bonus that is deferred.

Deferred bonuses are delivered, subject to the rules, and only once an employee meets certain conditions, including continued service. This creates a timing difference between the communication of the bonus pool and the charges that appear in the income statement which are reconciled in the table below.

Reconciliation of total incentive awards granted to income statement charge (audited)

	Barclays Group			Investment Bank
	Year Ended 31.12.14 £m	Year Ended 31.12.13 £m	% Change	Year Ended 31.12.14 £m	Year Ended 31.12.13[a] £m	% Change
Total incentive awards for 2014	1,860	2,378	22	1,053	1,378	24
Less: deferred bonuses awarded in 2014	(757)	(1,140)	34	(634)	(921)	31
Add: current year charges for deferred bonuses from previous years	1,067	1,147	7	854	933	8
Other[b]	(108)	169		12	99	88
Income statement charge for performance costs	2,062	2,554	19	1,285	1,489	14

Notes

a	2013 Investment Bank figures have been restated to reflect the business reorganisation outlined in the Strategy Update on 8 May 2014.
b	Difference between incentive awards granted and income statement charge for commissions, commitments and other incentives.

¡	Employees only become eligible to receive shares or cash under a deferred award once all of the relevant conditions have been fulfilled, including the provision of services to the Group

¡	The income statement charge for performance costs reflects the charge for employees’ actual services provided to the Group during the relevant calendar year (including where those services fulfil conditions attached to previously deferred bonuses). It does not include charges for deferred bonuses where conditions have not been met

¡	As a consequence, while the 2014 Group incentive awards granted decreased 22% compared to 2013, the income statement charge for performance costs decreased 19%

Income statement charge (audited)

	Barclays Group			Investment Bank
	Year Ended 31.12.14 £m	Year Ended 31.12.13 £m	% Change	Year Ended 31.12.14 £m	Year Ended 31.12.13[a] £m	% Change
Deferred bonus charge	1,067	1,147	7	854	933	8
Current year bonus charges	885	957	8	381	411	7
Commissions, commitments and other incentives	110	450	76	50	145	66
Performance costs	2,062	2,554	19	1,285	1,489	14
Salaries[b]	4,998	4,981	–	1,749	1,787	2
Social security costs	659	715	8	268	294	9
Post retirement benefits[c]	624	688	9	120	151	21
Allowances and trading incentives	170	211	19	64	86	26
Other compensation costs	378	467	19	134	171	22
Total compensation costs[d]	8,891	9,616	8	3,620	3,978	9

Other resourcing costs
Outsourcing	1,055	1,084	3	9	26	65
Redundancy and restructuring	358	687	48	239	186	(28)
Temporary staff costs	530	551	4	176	249	29
Other	171	217	21	42	69	39
Total other resourcing costs	2,114	2,539	17	466	530	12

Total staff costs	11,005	12,155	9	4,086	4,508	9

Compensation as % of adjusted net income	37.7%	38.7%		47.6%	46.2%
Compensation as % of adjusted income	34.6%	34.5%		47.7%	46.3%

Notes

a	2013 Investment Bank figures have been restated to reflect the business reorganisation outlined in the Strategy Update on 8 May 2014.
b	Salaries include Role Based Pay and fixed pay allowances.
c	Post retirement benefits charge includes £242m (2013: £261m) in respect of defined contribution schemes and £382m (2013: £427m) in respect of defined benefit schemes.
d	In addition, £250m (2013: £346m) of Group compensation was capitalised as internally generated software.

¡	Total staff costs decreased 9% to £11,005m, principally reflecting a 19% decrease in performance costs and a 48% decrease in redundancy and restructuring charges

¡	Performance costs decreased 19% to £2,062m, reflecting an 8% decrease to £885m in charges for current year cash and share bonuses, a 7% decrease in the charge for deferred bonuses to £1,067m and a 76% decrease in commissions, commitments and other incentives to £110m

¡	Redundancy and restructuring charges decreased 48% to £358m, due to a number of Transform initiatives that occurred in 2013

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Deferred bonuses awarded are expected to be charged to the income statement in the years outlined in the table that follows.

Year in which income statement charge is expected to be taken for deferred bonuses awarded to datea

	Actual		Expected[b]
	Year Ended 31.12.13 £m	Year Ended 31.12.14 £m	Year Ended 31.12.15 £m	2016 and beyond £m
Barclays Group
Deferred bonuses from 2011 and earlier bonus pools	621	202	18	–
Deferred bonuses from 2012 bonus pool	526	286	106	15
Deferred bonuses from 2013 bonus pool	–	579	294	145
Deferred bonuses from 2014 bonus pool	–	–	421	304
Income statement charge for deferred bonuses	1,147	1,067	839	464

Investment Bank
Deferred bonuses from 2011 and earlier bonus pools	480	172	15	–
Deferred bonuses from 2012 bonus pool	453	226	84	12
Deferred bonuses from 2013 bonus pool	–	456	232	113
Deferred bonuses from 2014 bonus pool	–	–	362	249
Income statement charge for deferred bonuses	933	854	693	374

Bonus pool component	Expected grant date	Expected payment date(s)[a]	Year(s) in which income statement charge arises[c]

Current year cash bonus	¡ February 2015	¡ February 2015	¡ 2014

Current year share bonus	¡ February/March 2015	¡ February 2015 to September 2015	¡ 2014

Deferred cash bonus	¡ March 2015	¡ March 2016 (33.3%)	¡ 2015 (48%)
		¡ March 2017 (33.3%)	¡ 2016 (35%)
		¡ March 2018 (33.3%)	¡ 2017 (15%)
¡ 2018 (2%)

Deferred share bonus	¡ March 2015	¡ March 2016 (33.3%)	¡ 2015 (48%)
		¡ March 2017 (33.3%)	¡ 2016 (35%)
		¡ March 2018 (33.3%)	¡ 2017 (15%)
¡ 2018 (2%)

Notes

a	The actual amount charged and amounts delivered are subject to the rules including all conditions being met prior to the expected delivery date and will vary compared with the above expected amounts. In addition, employees receiving a deferred cash bonus may be awarded a service credit of 10% of the initial value of the award at the time that the final instalment is made, subject to continued employment. Dividend equivalent shares may also be awarded under SVP awards.
b	Does not include the impact of grants which will be made in 2015 and 2016.
c	The income statement charge is based on the period over which performance conditions are met.

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Governance: Remuneration report Annual report on Directors’ remuneration

This section explains how our Directors’ remuneration policy was implemented during 2014.

Executive Directors

Executive Directors: Single total figure for 2014 remuneration (audited)

The following table shows a single total figure for 2014 remuneration in respect of qualifying service for each executive Director together with comparative figures for 2013.

	Salary £000		Role Based Pay £000		Taxable benefits £000		Annual bonus £000		LTIP £000		Pension £000		Total £000
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Antony Jenkins	1,100	1,100	950	–	100	138	1,100	–	1,854	–	363	364	5,467	1,602
Tushar Morzaria	800	171	750	–	95	14	900	1,200	–	–	200	43	2,745	1,428

The single total figure for 2014 for the executive Directors is higher than for 2013 since Antony Jenkins voluntarily declined a 2013 bonus and the current executive Directors had no LTIP vesting in 2013. Antony Jenkins has an LTIP award scheduled for release for the performance period 2012-2014 which is shown in the table. Tushar Morzaria joined the Board with effect from 15 October 2013 so his 2013 salary, pension and benefits relate to his part year qualifying service.

Additional information in respect of each element of pay for the executive Directors (audited)

Salary

Antony Jenkins is paid a salary of £1,100,000 per annum as Group Chief Executive. Tushar Morzaria has been paid a salary of £800,000 per annum since his appointment to the Group Finance Director role.

Role Based Pay (RBP)

With effect from 1 January 2014, both executive Directors received RBP. RBP is delivered quarterly in shares which are subject to a holding period with restrictions lifting over five years (20% each year). The value shown is of shares at the date awarded.

Taxable benefits

Taxable benefits include private medical cover, life and ill health income protection, tax advice, relocation, home leave related costs, car allowance and the use of a company vehicle and driver when required for business purposes.

Annual Bonus

Annual bonuses are discretionary and are typically awarded in Q1 following the financial year to which they relate. The 2014 bonus awards reflect the Committee’s assessment of the extent to which each of the executive Directors achieved their Financial (50% weighting) and Balanced Scorecard (35% weighting) performance measures, and their personal objectives (15% weighting). More information on the performance measures and the outcomes for the 2014 bonuses is set out on pages 87 and 88.

60% of each executive Director’s 2014 bonus will be deferred in the form of an award under the SVP vesting over three years with one third vesting each year. 20% will be paid in cash and 20% delivered in shares. All shares (whether deferred or not deferred) are subject to a further six month holding period from the point of release. 2014 bonuses are subject to clawback provisions and, additionally, unvested deferred 2014 bonuses are subject to malus provisions which enable the Committee to reduce the vesting level of deferred bonuses (including to nil).

LTIP

Barclays LTIP amount included in Antony Jenkins’ 2014 single total figure is the value of the amount scheduled to be released in relation to the LTIP award granted in 2012 in respect of performance period 2012-2014. As Tushar Morzaria was not a participant in this cycle, the LTIP figure in the single figure table is shown as zero for him. Release is dependent on, amongst other things, performance over the period from 1 January 2012 to 31 December 2014. The performance achieved against the performance targets is as follows.

Performance measure	Weighting	Threshold	Maximum 100% vesting	Actual	% of maximum achieved
Return on Risk Weighted Assets (RoRWA)	60%	23% of award vests for average annual RoRWA of 1.1%	Average annual RoRWA of 1.6%	0.5%	0%
Loan loss rate	30%	10% of award vests for average annual loan loss rate of 93 bps	Average annual loan loss rate of 70 bps or below	60 bps	30%
Citizenship metrics	10%	Performance against the Barclays Citizenship strategy is assessed by the Committee to determine the % of the award that may vest between 0% and 10%		N/A	0%

The LTIP award is also subject to a discretionary underpin in that the Committee must be satisfied with the underlying financial health of the Group. The Committee was satisfied that this underpin was met, and accordingly determined that the award should be considered for release to the extent of 30% of the maximum number of shares under the total award. The shares are scheduled to be released in May 2015. 50% of any shares that are released (after deductions for income tax and social security contributions) are subject to a 12 month holding period.

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Pension

Executive directors are paid cash in lieu of pension contributions. This is market practice for senior executives in comparable roles.

2014 Annual Bonus outcomes

(i) Antony Jenkins

The Committee considered Antony Jenkins’ performance against the financial and non-financial measures which had been set to reflect the strategic priorities for 2014. A summary of the assessment for Antony Jenkins against his specific performance measures is provided in the following table.

Antony Jenkins

Performance measures	Weighting	Target	2014	Assessment	Outcome

Financial
Adjusted profit before tax	20%	£5.14bn – £5.92bn	£5.5bn	100%	20%
Adjusted Costs (ex CTA)	10%	£17.11bn – £16.24bn	£16.9bn	100%	10%
CET1 ratio (fully loaded basis)	10%	10.1% – 10.6%	10.3%	100%	10%
Leverage ratio	10%	3.0% – 3.5%	3.7%	100%	10%

Balanced Scorecard – 5 Cs
Customer & Client
Colleague		2018 targets are set		Steady progress
Citizenship	35%	out at page 11		on all targets	22%
Conduct
Company

Personal objectives/contribution	15%	See below		Judgemental	11%
				assessment

Total	100%				83%

Final outcome after the exercise of
Remuneration Committee discretion					57%

In aggregate, the performance assessment resulted in an overall outcome of 83% of maximum bonus opportunity being achieved. Notwithstanding the performance assessment outcome of 83%, the Committee subsequently used its discretion to reduce the overall outcome by 26% to 57%. The adjustment was considered appropriate in the context of an holistic assessment which recognised that, amongst other factors, while there has been solid financial performance and steady progress has been made on strategic repositioning, statutory profit before tax continues to be impacted by material conduct issues and there remains significant further work to be done to improve overall returns. This adjustment therefore also incorporated consideration of executive accountability for the significant group-wide conduct issues that impacted Barclays in 2014 which included, for example, the ongoing Foreign Exchange trading investigations. The resulting 2014 bonus is £1,100,000 (57% of maximum bonus).

The considerations and rationale for the outcome of each component are set out below.

Financial (50% weighting)

The approach adopted for assessing financial performance is based on driving balanced performance outcomes across a range of measures. In line with this, performance is initially assessed against a target range for each financial measure with a binary outcome i.e. below range (zero) and within range (100%). Each financial measure has a weighting allocated, the total of which equals 50% of maximum bonus opportunity. After this the Committee is required to apply discretion, considering all relevant factors, to ensure that the final outcome is appropriate.

As each financial target has been met or exceeded, a formulaic assessment of the current outcomes against financial measures implies a full 50% weighting (prior to the application of Committee discretion). There has been sustained and consistent progress made towards our 2016 Transform targets and Barclays has met all 2014 Transform financial and capital targets. Higher Group and Core adjusted profit before tax were driven by focused cost saving initiatives. Significant Non-Core run down throughout the year contributed to strengthening of Group capital and leverage ratios. Group adjusted profit before tax increased 12% to £5,502m. CET1 ratio increased to 10.3% (2013: 9.1%) demonstrating progress towards the 2016 Transform financial target in excess of 11%. The leverage ratio increased to 3.7% close to the 2016 Transform target to exceed 4%.

Balanced Scorecard (35% weighting)

Each of the five “Cs” of the Balanced Scorecard was assessed. This year the Balanced Scorecard was cascaded throughout the organisation and now forms part of the framework against which employees are assessed. Barclays has published its 2018 targets on page 11. There has been steady progress across the Balanced Scorecard towards our 2018 targets. There was however deterioration in the sustained engagement metric and the Relationship Net Promoter Score. The move in both metrics is predominately due to changes Barclays has undergone during 2014 with the Strategy Update affecting a structural change in the company. Citizenship initiatives are on track or ahead of target. Progress has been made on the company metric especially in our fully loaded CRD IV CET1 ratio metric where recent European Banking Authority and Bank of England stress tests highlighted Barclays capital strength and resilience to stress scenarios.

Based on an assessment of performance against 2014 Balanced Scorecard milestones, the Committee has agreed a 22% outcome out of a maximum of 35%.

Personal objectives (15% weighting)

Antony Jenkins has shown strong leadership throughout the year and has been fully committed to delivering on the Transform financial targets and on improving the control environment across the organisation during 2014. Progress against the Transform targets provides strong evidence that the decisive reshaping of the business announced in the 2014 Strategy update is working. Antony Jenkins’ commitment to Barclays’ Values, both personally and in continuing to promote their importance throughout the organisation is highly commendable. Progress in embedding cultural change has continued and changes made are being recognised both internally and externally as illustrated in the Conduct measures in our Balanced Scorecard. He has strengthened the Executive Committee and the Senior Leadership Group. The Committee judged that 11% of a maximum of 15% was appropriate.

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Governance: Remuneration report Annual report on Directors’ remuneration

(ii) Tushar Morzaria

The Committee undertook the same considerations in respect of financial performance, achievement against the Balanced Scorecard targets and personal measures for Tushar Morzaria. A summary of the assessment for Tushar Morzaria against his specific performance measures is provided in the following table.

Tushar Morzaria

Performance measures	Weighting	Target	2014	Assessment	Outcome

Financial
Adjusted profit before tax	20%	£5.14bn – £5.92bn	£5.5bn	100%	20%
Adjusted Costs (ex CTA)	10%	£17.11bn – £16.24bn	£16.9bn	100%	10%
CET1 ratio (fully loaded basis)	10%	10.1% – 10.6%	10.3%	100%	10%
Leverage ratio	10%	3.0% – 3.5%	3.7%	100%	10%

Balanced Scorecard – 5 Cs
Customer & Client
Colleague		2018 targets are set		Steady progress
Citizenship	35%	out at page 11		on all targets	22%
Conduct
Company

Personal objectives/contribution	15%	See below		Judgemental	11%
				assessment

Total	100%				83%

Final outcome after the exercise of
Remuneration Committee discretion					64%

The assessment on the financial and Balanced Scorecard performance measures is set out above. There was continued strong momentum on costs and capital both for the year and in terms of progress towards 2016 financial targets. On a personal basis, the Committee concluded that Tushar Morzaria had demonstrated a consistent strive for excellence and challenged the status quo where appropriate to drive results and achieve cost targets. He has also demonstrated strong and effective leadership of the finance, tax and treasury functions and has developed strong external relationships with the regulators.

In aggregate, performance assessment resulted in an overall outcome of 83% of maximum being achieved. Following a holistic review by the Committee and after the exercise of discretion, the annual bonus has been set at £900,000 (64% of maximum bonus).

Executive Directors: Other LTIP awards

The Directors’ remuneration reporting regulations require inclusion in the single total figure of only the value of the LTIP awards whose last year of performance ends in the relevant financial year and whose vesting outcome is known. For 2014, this is the award to Antony Jenkins under the 2012-2014 LTIP cycle and further details are set out on page 86. This section sets out other LTIP cycles in which the executive Directors participate, the outcome of which remains dependent on future performance.

LTIP awards to be granted during 2015

The Committee decided to make awards under the 2015-2017 LTIP cycle to both Antony Jenkins and Tushar Morzaria with a face value at grant of 120% of their respective fixed pay at 31 December 2014. The 2015-2017 LTIP awards will be subject to the following performance measures.

Performance measure	Weighting	Threshold	Maximum vesting

Net Generated Equity[a]	30%	7.5% of award vests for Net Generated Equity of £1,363m	Net Generated Equity of £1,844m

Core Return on Risk Weighted Assets (RoRWA) excluding own credit	20%	5% of award vests for average annual Core RoRWA of 1.34%	Average annual Core RoRWA of 1.81%

Non-Core drag on Adjusted Return on Equity (RoE)	10%	2.5% of award vests for Non-Core drag on Adjusted RoE of –4.02%	Non-Core drag on Adjusted RoE of –2.97%

Loan Loss Rate	10%	2.5% of award vests for average annual loan loss rate of 70bps	Average annual loan loss rate of 55bps or below

Balanced Scorecard	30%	Performance against the Balanced Scorecard is assessed by the Committee to determine the percentage of the award that may vest between 0% and 30%. Each of the 5Cs in the Balanced Scorecard has equal weighting. The targets within each of the 5Cs are deemed to be commercially sensitive. However, retrospective disclosure of the targets and performance against them will be made in the 2017 Remuneration Report subject to commercial sensitivity no longer remaining.

Note

a	Net Generated Equity is a metric which converts changes in the CET1 ratio into an absolute capital equivalent measure. For remuneration purposes, Net Generated Equity will exclude inorganic actions such as rights issues, as determined by the Committee.

Straight line vesting applies between the threshold and maximum points in respect of the financial and risk measures.

The awards are subject to a discretionary underpin by which the Committee must be satisfied with the underlying financial health of the Group. Awards under the 2015-2017 LTIP cycle will also be subject to malus and clawback provisions.

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Outstanding LTIP awards

(i) LTIP awards granted during 2013

The performance measures for the awards made under the 2013-2015 LTIP cycle are shown below.

Performance measure	Weighting	Threshold	Maximum vesting

Return on Risk Weighted Assets (RoRWA)	50%	13% of award vests for average annual RoRWA of 1.1%	Average annual RoRWA of 1.6%
Loan loss rate	30%	10% of award vests for average annual loan loss rate of 75 bps	Average annual loan loss rate of 60 bps or below
Balanced Scorecard	20%	Performance against the Balanced Scorecard is assessed by the Committee to determine the percentage of the award that may vest between 0% and 20%. Each of the 5Cs in the Balanced Scorecard has equal weighting. The targets within each of the 5Cs are deemed to be commercially sensitive. However, retrospective disclosure of the targets and performance against them will be made in the 2015 Remuneration Report subject to commercial sensitivity no longer remaining.

Straight line vesting applies between the threshold and maximum points in respect of the RoRWA and Loan loss rate measures respectively. If the Committee is satisfied with the underlying financial health of the Group based on profit before tax, depending on the extent of its satisfaction, the percentage of Barclays shares that may be considered for release by the Committee under the RoRWA measure can be increased or decreased by 10% of the total award, subject always to a maximum of 50% of the award. Performance outcome will be determined at the end of the performance period.

(ii) LTIP awards granted during 2014

Awards were made on 17 March 2014 under the 2014-2016 LTIP cycle at a share price on the date of grant of £2.3259, in accordance with our remuneration policy to the executive Directors. This is the price used to calculate the face value below.

	% of salary	Number of shares	Face value at grant	Performance period
Antony Jenkins	400%	1,891,740	£4,400,000	2014-2016
Tushar Morzaria	400%	1,375,811	£3,200,000	2014-2016

The performance measures for the 2014-2016 LTIP awards are as follows:

Performance measure	Weighting	Threshold	Maximum vesting
Return on Risk Weighted Assets (RoRWA)	50%	23% of award vests for average annual RoRWA of 1.08%	Average annual RoRWA of 1.52%
Loan loss rate	20%	7% of award vests for average annual loan loss rate of 70 bps	Average annual loan loss rate of 55 bps or below
Balanced Scorecard	30%	Performance against the Balanced Scorecard is assessed by the Committee to determine the percentage of the award that may vest between 0% and 30%. Each of the 5Cs in the Balanced Scorecard has equal weighting. The targets within each of the 5Cs are deemed to be commercially sensitive. However, retrospective disclosure of the targets and performance against them will be made in the 2016 Remuneration Report subject to commercial sensitivity no longer remaining.

Straight line vesting applies between the threshold and maximum points in respect of the RoRWA and Loan loss rate measures respectively. If the Committee is satisfied with the underlying financial health of the Group based on profit before tax, depending on the extent of its satisfaction, the percentage of Barclays shares that may be considered for release by the Committee under the RoRWA measure can be increased or decreased by 10% of the total award, subject always to a maximum of 50% of the award. Performance outcome will be determined at the end of the performance period.

Executive Directors: pension (audited)

Antony Jenkins left the UK pension scheme in April 2012, and then started receiving cash in lieu of pension. He has benefits in both the final salary 1964 section and in the cash balance Afterwork section. The accrued pension shown below relates to his 1964 section pension only. The other pension entries relate to his benefits in both sections.

Tushar Morzaria receives cash in lieu of pension.

	Accrued pension at 31 December 2014 £000	Increase in value of accrued pension over year net of inflation £000	Normal retirement date	Pension value in 2014 from DB Scheme £000	2014 cash in lieu of pension £000	2014 Total £000
Antony Jenkins	4	0	11 July 2021	0	363	363
Tushar Morzaria	–	–	–	–	200	200

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Governance: Remuneration report Annual report on Directors’ remuneration

Executive Directors: Statement of implementation of remuneration policy in 2015

This section explains how the approved Directors’ remuneration policy will be implemented in 2015.

	Antony Jenkins	Tushar Morzaria	Comments

Salary	£1,100,000	£800,000	No change from 2014.
RBP	£950,000	£750,000	Delivered quarterly in shares subject to a holding period with restrictions lifting over five years. No change from 2014.
Pension	33% of salary	25% of salary	Fixed cash allowance in lieu of participation in pension plan. No change from 2014.
Maximum bonus	80% of fixed pay	80% of fixed pay	Award subject to performance over the year and delivered in cash and shares, a proportion of which is deferred (60%) over three years with one-third vesting each year, and subject to a further six month holding period. No change from 2014.
Maximum LTIP	120% of fixed pay	120% of fixed pay	Award under the LTIP cycle to be delivered in shares. Vesting dependent on performance over the three year period and subject to a further two year holding period after vesting. No change from 2014.

Total Fixed Pay

The Directors’ remuneration policy sets out the policy on RBP for executive Directors. Following the EBA Opinion on allowances, published in October 2014, and despite the formal power to reduce RBP in the Directors’ remuneration policy, the Committee has agreed that total fixed pay (Salary and RBP elements) will not be reduced in 2015. The EBA is expected to update its guidelines and, subject to this update, further changes to the structure of RBP may be required.

Clawback and malus

Clawback applies to any variable remuneration awarded to the executive Directors on or after 1 January 2015. Barclays may apply clawback if at any time during the 7 year period from the date on which any variable remuneration is awarded: (i) there is reasonable evidence of individual misbehaviour or material error, and/or (ii) the firm suffers a material failure of risk management, taking account of the individual’s proximity to and responsibility for that incident.

As set out in the Directors’ remuneration policy, malus provisions will continue to apply to unvested deferred awards.

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2015 Annual bonus

The annual bonus opportunity will be consistent with the Directors’ remuneration policy in terms of the maximum bonus opportunity, deferral and malus. Any 2015 bonus will also be subject to clawback provisions. Performance measures with appropriately stretching targets have been selected to cover a range of financial and non-financial goals that support the key strategic objectives of the Company. The performance measures and weightings are shown below.

Financial (50% weighting) A performance target range has been set for each financial measure.	¡ Adjusted profit before tax (20% weighting) ¡ Adjusted Costs (ex CTA) (10% weighting) ¡ Common Equity Tier 1 ratio (fully loaded basis) (10% weighting) ¡ Leverage ratio (10% weighting)

Balanced Scorecard (35% weighting)	¡ Progress towards the five year Balanced Scorecard targets will be assessed by the Committee at the year end. Each of the 5Cs in the Balanced Scorecard will have equal weighting
Personal objectives (15% weighting)	Antony Jenkins’ 2015 personal objectives include:
Personal objectives for each executive Director are aligned to Barclays’ Purpose, Values and Behaviours and to the 5Cs of the Balanced Scorecard	Customers & Clients:	¡ Continue to position Barclays as the ‘Go-To’ bank, embed a customer and client focused culture boosted by innovation, and a process for continuous improvement across the bank
	Colleagues:	¡ Strengthen colleague engagement at all levels by acting on Employee Opinion Survey feedback
	Citizenship:	¡ Continue to restore trust in Barclays’ brand and position Barclays as a socially useful bank, supporting in particular innovation, enterprise and employability in the communities we serve
¡ Deepen engagement and demonstrate industry leadership with key external stakeholders globally
	Conduct:	¡ Ensure the Conduct Risk Framework is embedded in the business and that we act with integrity in everything we do
¡ Make significant progress in remediating legacy issues, mitigating reputational and financial risk wherever possible
Company:

¡   Deliver on financial commitments with particular focus on capital accretion, cost management and revenue generation. Continue to drive improving returns in the Investment Bank and accelerate the run-down of Non-Core

¡ Manage risk and control effectively by ensuring applicable risk frameworks are applied and a positive risk culture is embedded
¡ Implement Structural Reform Programme
Tushar Morzaria’s 2015 personal objectives include:
	Customers & Clients:	¡ Deliver “Go-To” operating model – transformational change, enabling structural and regulatory reform, through a simplified operating model and improved process and technology
	Colleagues:	¡ Effective leadership and colleague engagement to ensure collective responsibility for achievement of objectives
¡ Create a diverse and inclusive environment where colleagues can fulfil their potential
	Citizenship:	¡ Leadership and active support of Group-wide objectives as defined in 2015 citizenship plan
	Conduct:	¡ Effective management of external relationships and reputation
¡ Fully embed the Conduct Risk Framework into the activities of Group Finance, Tax and Treasury
¡ Manage strategic tax decisions to ensure we operate in the right way in line with our principles
	Company:	¡ Deliver on 2015 financial commitments with particular focus on capital/leverage requirements and cost management
¡ Manage risk and control effectively by ensuring all material risks are identified, managed and reported and a positive risk culture is embedded

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Governance: Remuneration report Annual report on Directors’ remuneration

Detailed calibration of the Financial and Balanced Scorecard targets is commercially sensitive and it is not appropriate to disclose this information externally on a prospective basis. Disclosure of achievement against the targets will be made in the 2015 annual report subject to the targets no longer being sensitive. The Committee may exercise its discretion to amend the formulaic outcome of assessment against the targets. Any exercise of discretion will be disclosed and explained.

Illustrative scenarios for executive Directors’ remuneration

The charts below show the potential value of the current executive Directors’ 2015 remuneration in three scenarios: ‘Minimum’ (i.e. fixed pay only), ‘Maximum’ (i.e. fixed pay and the maximum variable pay that may be awarded) and ‘Mid-point’ (i.e. fixed pay and 50% of the maximum variable pay that may be awarded). For the purposes of these charts, the value of benefits is based on an estimated annual value. The scenarios do not reflect share price movement between award and vesting. LTIP is included at face value; the amount received and included in the single total figure for remuneration will depend on performance over the performance period.

A significant proportion of the potential remuneration of the executive Directors is variable and is therefore performance-related and subject to clawback, deferral and malus.

Total remuneration opportunity: Group Chief Executive (£000)

Total remuneration opportunity: Group Finance Director (£000)

In the above illustrative scenarios, benefits include regular contractual benefits. Additional ad hoc benefits may arise, for example, overseas relocation of executive Directors, but will always be provided in line with the Directors’ remuneration policy.

Performance graph and table

The performance graph below illustrates the performance of Barclays over the past six financial years from 2009 to 2014 in terms of total shareholder return compared with that of the companies comprising the FTSE 100 index. The index has been selected because it represents a cross-section of leading UK companies.

Total shareholder return –rebased to 2008	Year ended 31 December

In addition, the table below provides a summary of the total remuneration of the relevant Group Chief Executive over the same six-year period as the graph above. For the purpose of calculating the value of the remuneration of the Group Chief Executive, data has been collated on a basis consistent with the ‘single figure’ methodology.

Year	2009	2010	2011		2012	2012	2013		2014

Group Chief Executive	John Varley	John Varley	Bob Diamond		Bob Diamond[a]	Antony Jenkins[b]	Antony Jenkins		Antony Jenkins

Group Chief Executive single figure of total remuneration £000s	2,050	4,567	11,070	[c]	1,892	529	1,602		5,467
Annual bonus against maximum opportunity %	0%	100%	80%		0%	0%	0%		57%
Long-term incentive vesting against maximum opportunity %	50%	16%	N/A	[d]	0%	N/Ad	N/A	[d]	30%

Antony Jenkins’ 2014 pay is higher than in earlier years since he declined a bonus in 2012 and 2013 and did not have LTIP vesting in those years.

Notes

a	Bob Diamond left the Board on 3 July 2012.
b	Antony Jenkins became Group Chief Executive on 30 August 2012.
c	Number in the single figure table above for 2011 is inclusive of £5,745k tax equalisation as set out in the 2011 Remuneration Report. He was tax equalised on tax above the UK rate where that could not be offset by a double tax treaty.
d	Not a participant in a long-term incentive award which vested in the period.

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Percentage change in Group Chief Executive’s remuneration

The table below shows how the percentage change in the Group Chief Executive’s salary, benefits and bonus between 2013 and 2014 compares with the percentage change in the average of each of those components of pay for United Kingdom based employees.

	Salary	Role Based Pay	Benefits		Annual bonus

Antony Jenkins	No Change	Introduced in 2014	(27.5%	)	See note below

Average based on UK employees	3.1%	Introduced in 2014	No change		(8.4%)

Note

Antony Jenkins announced on 3 February 2014 that he would decline any 2013 bonus offered to him by the Committee. It is therefore not possible to calculate a percentage increase from 2013 to 2014.

We have chosen UK employees as the comparator group as it is the most representative group for pay structure comparisons.

Relative importance of spend on pay

A year on year comparison of the relative importance of pay and distributions to shareholders is shown below. 2014 Group compensation costs have reduced by 8% and dividends to shareholders have increased 23% from 2013.

Group Compensation Costs (£m)

Dividends to shareholders (£m)

Chairman and non-executive Directors

Remuneration for non-executive Directors reflects their responsibility and time commitment and the level of fees paid to non-executive Directors of comparable major UK companies.

Chairman and non-executive Directors: Single total figure for 2014 fees (audited)

	Fees		Benefits		Total

	2014 £000	2013 £000	2014 £000	2013 £000	2014 £000	2013 £000

Chairman
Sir David Walker	750	750	19	17	769	767

Non-executive Directors
Mike Ashley[a]	213	39	–	–	213	39
Tim Breedon	240	183	–	–	240	183
Fulvio Conti[b]	37	110	–	–	37	110
Simon Fraser[c]	47	140	–	–	47	140
Crawford Gillies[d]	91	–	–	–	91	–
Reuben Jeffery III	160	124	–	–	160	124
Wendy Lucas-Bull[e]	105	25	–	–	105	25
Dambisa Moyo	151	129	–	–	151	129
Frits van Paasschen[f]	80	33	–	–	80	33
Sir Michael Rake	250	220	–	–	250	220
Diane de Saint Victor[g]	135	90	–	–	135	90
Sir John Sunderland	190	189	–	–	190	189
Steve Thieke[h]	131	–	–	–	131	–
David Booth[i]	–	185	–	–	–	185
Sir Andrew Likierman[j]	–	45	–	–	–	45

Total	2,580	2,262	19	17	2,599	2,279

Non-executive directors are reimbursed expenses that are incurred for business reasons. Any tax that arises on these reimbursed expenses is paid by Barclays.

The Chairman is provided with private medical cover and the use of a company vehicle and driver when required for business purposes.

Notes

a	Mike Ashley joined the Board as a non-executive Director with effect from 18 September 2013.
b	Fulvio Conti retired from the Board as a non-executive Director with effect from 24 April 2014.
c	Simon Fraser retired from the Board as a non-executive Director with effect from 24 April 2014.
d	Crawford Gillies joined the Board as a non-executive Director with effect from 1 May 2014.
e	Wendy Lucas-Bull joined the Board as a non-executive Director with effect from 19 September 2013.
f	Frits van Paasschen joined the Board as a non-executive Director with effect from 1 August 2013.
g	Diane de Saint Victor joined the Board as a non-executive Director with effect from 1 March 2013.
h	Steve Thieke joined the Board as a non-executive Director with effect from 7 January 2014.
i	David Booth retired from the Board as a non-executive Director with effect from 31 December 2013.
j	Sir Andrew Likierman retired from the Board as a non-executive Director with effect from 25 April 2013.

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Governance: Remuneration report Annual report on Directors’ remuneration

Chairman and Non-executive Directors: Statement of implementation of remuneration policy in 2015

2015 fees for the Chairman and non-executive Directors are shown below.

	1 January 2015	1 January 2014	Percentage
	£000	£000	increase

Chairman[a]	750	750	0
Deputy Chairman[a]	250	250	0
Board member	80	80	0
Additional responsibilities
Senior Independent Director	30	30	0
Chairman of Board Audit or Board Remuneration Committee	70	70	0
Chairman of Board Financial Risk Committee	60	60	0
Chairman of Board Conduct, Operational and Reputational Risk Committee[b]	50	–	–
Membership of Board Audit or Board Remuneration Committee	30	30	0
Membership of Board Conduct, Operational and Reputational Risk Committee	25	25	0
Membership of Board Financial Risk Committee	25	25	0
Membership of Board Corporate Governance and Nominations Committee	15	15	0

Notes

a	The Chairman and Deputy Chairman do not receive any other additional responsibility fees in addition to the Chairman and Deputy Chairman fees respectively.
b	The Chairman was Chairman of Board Conduct, Operational and Reputational Risk Committee until April 2014 and so did not receive a separate fee for this role. Reuben Jeffery became Chairman of this Committee from April 2014 and he has been paid a separate fee for this role since then.

Payments to former Directors

Former Group Finance Director: Chris Lucas

Chris Lucas stepped down as Group Finance Director and from the Board on 16 August 2013 due to ill health.

In line with his contract of employment, Chris Lucas received contractual sick pay (100% of base salary), pension allowance and other benefits including private medical cover, life assurance cover, Executive Income Protection Plan (EIPP), car allowance and the use of a company vehicle and driver when required for business purposes. His contractual sick pay, pension allowance and car allowance ceased on 15 February 2014 and his use of a company vehicle and driver ceased on 31 December 2014.

From 16 February 2014, Chris Lucas continued to receive life assurance cover, private medical cover and payments under the EIPP. Full details of his eligibility under the EIPP were disclosed in the 2013 Directors’ Remuneration Report (page 115 of the 2013 Annual Report). In 2014, the 2011 – 2013 LTIP award vested to Chris Lucas. This was disclosed in the 2013 Directors’ Remuneration Report (page 113 of the 2013 Annual Report).

Former Chairman: Marcus Agius

Marcus Agius was appointed as a senior adviser providing corporate advisory support to Barclays Corporate and Investment Banking with effect from 1 November 2012. His fee for this role was disclosed in the 2013 Directors’ Remuneration Report (page 116 of the 2013 Annual Report). The appointment was reviewed after 12 months to determine the value provided from the arrangement and as a result was extended until 31 March 2014 when the arrangement ended. He has received no cash payments after 31 March 2014. He was eligible for private medical cover until 31 December 2014, as provided for in his contract.

Directors’ shareholdings and share interests

Executive Directors’ shareholdings and share interests

The chart below shows the value of Barclays’ shares held beneficially by Antony Jenkins and Tushar Morzaria as at 27 February 2015 that count towards the shareholding requirement of, as a minimum, Barclays’ shares worth four times salary. Executive Directors have five years from the later of (i) 2013 and (ii) date of appointment to meet this requirement. At close of business on 27 February 2015, the market value of Barclays ordinary shares was £2.569.

Antony Jenkins (£000)

Tushar Morzaria (£000)

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Tushar Morzaria joined Barclays in October 2013. He is building up to the shareholding requirement as his share awards vest (net of shares sold to cover any income tax and social security). In addition, his 2014-2016 and 2015-2017 LTIP and SVP share awards ensure alignment with shareholders.

The table below shows shares owned beneficially by all the Directors and shares over which executive Directors hold awards which are subject to either deferral terms or performance conditions. The shares shown below that are subject to performance conditions are based on the maximum number of shares that may be released.

Interests in Barclays PLC shares (audited)

				Total as at 31 December 2014 (or date of retirement from the Board, if earlier)
		Unvested

	Owned outright	Subject to performance measures	Not subject to performance measures		Total as at 27 February 2015

Executive Directors
Antony Jenkins	4,161,856	5,948,232	1,412,347	11,522,435	11,522,435
Tushar Morzaria	437,627	1,375,811	1,043,434	2,856,872	2,856,872

Chairman
Sir David Walker	138,751	–	–	138,751	138,751

Non-Executive Directors
Mike Ashley	17,541	–	–	17,541	17,541
Tim Breedon	13,207	–	–	13,207	13,207
Fulvio Conti[a]	84,586	–	–	84,586	–
Simon Fraser[b]	120,041	–	–	120,041	–
Crawford Gillies[c]	52,110			52,110	52,110
Reuben Jeffery III	176,230	–	–	176,230	176,230
Wendy Lucas-Bull	8,365	–	–	8,365	8,365
Dambisa Moyo	34,608	–	–	34,608	34,608
Frits van Paasschen	10,535	–	–	10,535	10,535
Sir Michael Rake	68,462	–	–	68,462	68,462
Diane de Saint Victor	12,914	–	–	12,914	12,914
Sir John Sunderland	135,038	–	–	135,038	135,038
Steve Thieke[d]	16,392	–	–	16,392	16,392
John McFarlane[e]	–	–	–	–	–

Notes

a	Fulvio Conti retired from the Board as a non-executive Director with effect from 24 April 2014.
b	Simon Fraser retired from the Board as a non-executive Director with effect from 24 April 2014.
c	Crawford Gillies joined the Board as a non-executive Director with effect from 1 May 2014.
d	Steve Thieke joined the Board with effect from 7 January 2014.
e	John McFarlane joined the Board with effect from 1 January 2015.

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Governance: Remuneration report Annual report on Directors’ remuneration

Barclays Board Remuneration Committee

The Board Remuneration Committee is responsible for overseeing Barclays’ remuneration as described in more detail below.

Terms of Reference

The role of the Committee is to:

¡	set the over-arching principles and parameters of remuneration policy across the Group;

¡	consider and approve the remuneration arrangements of the Chairman, the executive Directors, other senior executives and those employees, including MRTs, whose total annual compensation exceeds an amount determined by the Committee from time to time (currently total annual compensation of £1m or more); and

¡	exercise oversight for remuneration issues.

The Committee also considers and approves buy outs of forfeited rights for new hires of £1m or more, and packages on termination where the total value is £1m or more. It reviews the policy relating to all remuneration plans including pensions, and considers and approves policies to promote the alignment of the interests of shareholders and employees. It is also responsible for the selection and appointment of its independent remuneration adviser.

The Terms of Reference can be found at barclays.com/corporategovernance or from the Company Secretary on request.

Chairman and members

The Chairman and members of the Committee are as follows:

¡	Sir John Sunderland, Committee member since 1 July 2005, Committee Chairman since 24 July 2012

¡	Sir David Walker, Committee member since 1 September 2012

¡	Simon Fraser, Committee member from 1 May 2009 to 24 April 2014

¡	Tim Breedon, Committee member since 1 December 2012

¡	Steve Thieke, Committee member since 6 February 2014

¡	Crawford Gillies, Committee member since 1 May 2014

Sir David Walker was considered independent on appointment as Board Chairman. All other current members are considered independent by the Board.

Remuneration Committee attendance in 2014

	Number of meetings	Number of
	eligible to attend	meetings attended

Sir John Sunderland	5	4
Sir David Walker	5	5
Simon Fraser	2	2
Tim Breedon	5	5
Steve Thieke	4	4
Crawford Gillies	3	3

The performance of the Committee is reviewed each year as part of the Board Effectiveness Review. The 2014 review concluded that the Committee is operating effectively. Full details of the Board Effectiveness review can be found on page 58.

Advisers to the Remuneration Committee

During 2014, the Committee was advised by Towers Watson. Towers Watson was re-appointed by the Committee in April 2014 following a market review. The Committee is satisfied that the advice provided by Towers Watson to the Committee is independent. Towers Watson is a signatory to, and its continuing appointment as adviser to the Committee is conditional on adherence to, the voluntary UK Code of Conduct for executive remuneration consultants.

Towers Watson’s work includes advising the Committee and providing the latest market data on compensation and trends when considering incentive levels and remuneration packages. A representative from Towers Watson attends Committee meetings, when requested by the Committee. Towers Watson is available to advise and meet with the Committee members separate from management.

Fees for Committee work are charged on a time/cost basis and Towers Watson were paid a total of £193,000 (excluding VAT) in fees for its advice to the Committee in 2014 relating to the executive Directors (either exclusively or along with other employees within the Committee’s Terms of Reference).

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Towers Watson provides pensions advice, advice on health and benefits provision, assistance and technology support for employee surveys and performance management, and remuneration data to the Group. Towers Watson also provides pensions advice and administration services to the Barclays Bank UK Retirement Fund.

The Committee regularly reviews the objectivity and independence of the advice it receives from Towers Watson.

In the course of its deliberations, the Committee considers the views of the Group Chief Executive, Group Human Resources Director and the Reward and Performance Director. The Group Finance Director and Chief Risk Officer provide regular updates on Group and business financial performance and the Group’s risk profile respectively.

No Barclays’ employee or Director participates in discussions or decisions of the Committee relating to his or her own remuneration. No other advisers provided significant services to the Committee in the year.

Remuneration Committee activities in 2014

The following provides a summary of the Committee’s activities during 2014 and during the February 2015 meeting when 2014 remuneration decisions were finalised.

Meeting	Fixed and variable pay issues	Governance, risk and other matters

February 2014

¡   Approved executive Directors’ and senior executives’ 2014 fixed pay

¡    Approved final 2013 incentive funding

¡   Approved proposals for executive Directors’ and senior executives’ 2013 bonuses and 2014 LTIP awards for executive Directors

¡ Risk adjustment and malus review ¡ Approved 2013 remuneration report ¡ Review of reward communications strategy ¡ Finance and Risk update

April 2014

¡   Approved 2014 executive Directors and Group Executive Committee annual bonus performance measures

¡    2014 early incentive funding projections

¡   Consideration of the use of contingent convertible instruments for deferred variable pay

¡ Review of Annual General Meeting materials ¡ Review of response to PRA consultation on clawback ¡ CRD IV update

July 2014	¡ 2014 incentive funding projections ¡ Consideration of the use of contingent convertible instruments for deferred variable pay

¡   Review of Committee effectiveness and terms of reference

¡    Control framework for hiring, retention and termination of employees

¡   Review of methodology for making conduct adjustments to incentives pool

¡    Finance and Risk update

¡   Methodology for MRT identification

October 2014	¡ Update on EBA Opinion on allowances ¡ 2014 incentive funding projections ¡ 2015 LTIP design and performance measures	¡ Update on PRA consultation on changes to the Remuneration Code ¡ Control framework for hiring, retention and termination of employees ¡ Finance and Risk update

December 2014	¡ Initial considerations on senior executives’ 2015 fixed pay ¡ 2014 incentive funding proposals and initial senior executive individual proposals ¡ 2015 LTIP design and performance measures	¡ Risk adjustment and malus review ¡ Review of draft 2014 remuneration report ¡ Finance and Risk update

February 2015

¡   Approved executive Directors’ and senior executives’ 2015 fixed pay

¡    Approved 2015 executive Directors and Group Executive Committee annual bonus performance measures

¡   Approved group salary and RBP budgets

¡    Approved final 2014 incentive funding

¡   Approved proposals for executive Directors’ and senior executives’ 2014 bonuses and 2015 LTIP awards for executive Directors

¡ Risk adjustment and malus review ¡ Approved 2014 remuneration report ¡ Review of reward communications strategy ¡ Finance and Risk update

Regular items: market and stakeholder updates including PRA/FCA, US Federal Reserve and other regulatory matters; LTIP performance updates.

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Governance: Remuneration report Annual report on Directors’ remuneration

Statement of voting at Annual General Meeting

At the last Annual General Meeting the voting results on the remuneration resolutions were as follows:

Resolutions to approve	For % of votes cast Number	Against % of votes cast Number	Withheld Number	Reason for votes against, if known	Action taken by the Committee

Directors’ Remuneration Policy	93.21%	6.79%	154,598,278	N/A	N/A
	9,936,116,114	723,914,712

2013 Directors’ Remuneration Report (other than the part containing the Directors’ Remuneration Policy)	76.01% 7,126,653,596	23.99% 2,249,400,996	1,439,525,601

The main reason for 24% of votes cast against was that the overall size of the 2013 incentive pool was not considered reflective of the Group performance by some shareholders. The Committee values the comments of its shareholders and took their feedback into consideration when determining the 2014 incentive pool. The Committee is absolutely committed to aligning pay and performance.

A fixed to variable remuneration ratio of 1:2 for ‘Remuneration Code Staff’	96.02% 10,364,453,159	3.98% 429,517,557	21,212,841	N/A	N/A

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Governance: Remuneration report Additional remuneration disclosures

This section contains voluntary disclosures that Barclays has agreed with the UK Government that it will make about levels of remuneration for our eight most highly paid senior executive officers. It also contains additional voluntary remuneration disclosures about levels of remuneration of employees in the Barclays Group.

2014 total remuneration of the eight highest paid senior executive officers below Board level

The table below shows remuneration for the eight highest paid senior executive officers below Board level who were Key Management Personnel in 2014.

Eight highest paid senior executive officers below Board level

	1 2014 £000	2 2014 £000	3 2014 £000	4 2014 £000	5 2014 £000	6 2014 £000	7 2014 £000	8 2014 £000

Fixed Pay (salary and RBP)	1,288	1,800	1,200	2,882	894	790	552	600
Current year cash bonus	400	240	360	–	140	161	200	180
Current year share bonus	400	240	360	–	140	161	200	180
Deferred cash bonus	600	360	540	–	210	241	300	270
Deferred share bonus	600	360	540	–	210	241	300	270

Total remuneration	3,288	3,000	3,000	2,882	1,594	1,594	1,552	1,500

Total remuneration of the employees in the Barclays Group

The table below shows the number of employees in the Barclays Group in 2013 and 2014 in bands by reference to total remuneration. Total remuneration comprises salary, RBP, bonus and the value at award of LTIP awards.

Total remuneration of the employees in the Barclays Group

	Number of employees
Remuneration band	2014	2013
£0 to £25,000	72,262	74,600
£25,001 to £50,000	33,760	36,886
£50,001 to £100,000	20,491	23,381
£100,001 to £250,000	9,000	10,371
£250,001 to £500,000	2,323	2,507
£500,001 to £1,000,000	871	962
£1,000,001 to £2,000,000	273	363
£2,000,001 to £3,000,000	61	80
£3,000,001 to £5,000,000	22	30
Above £5m	3	8

Barclays is a global business. Of those employees earning above £1m in total remuneration in the table above, 54% are based in the US, 33% in the UK, and 13% in the rest of the world.

The number of employees paid above £1m has reduced from 481 in 2013 to 359 in 2014.

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Governance: Remuneration report Additional remuneration disclosures

Outstanding share plan and long-term incentive plan awards (audited)

Plan	Number of Shares under Award at 1st January 2014 (maximum)	Number of Shares awarded in year (maximum)	Market Price on award date	Number of Shares released	Market Price on release date

Antony Jenkins
Barclays LTIP 2012-2014	1,139,217	–	£1.81	–	–
Barclays LTIP 2012-2014	1,371,280	–	£1.86	–	–
Barclays LTIP 2013-2015	1,545,995	–	£3.06	–	–
Barclays LTIP 2014-2016	–	1,891,740	£2.31	–	–
Share Value Plan 2011	154,463	–	£2.88	154,463	£2.31
Share Value Plan 2012	664,754	–	£2.53	332,377	£2.31
Share Value Plan 2012	2,159,941	–	£1.86	1,079,971	£2.31

Tushar Morzaria
Barclays LTIP 2014-2016	–	1,375,811	£2.31	–	–
Share Value Plan 2013	1,089,495	–	£2.51	355,618	£2.31
Share Value Plan 2014	–	309,557	£2.31	–	–

The interests shown in the table above are the maximum number of Barclays’ Shares that may be received under each plan. Executive Directors do not pay for any share plan or long-term incentive plan awards. Antony Jenkins received 73,415 dividend shares and Tushar Morzaria received 4,824 dividend shares from Share Value Plan (SVP) awards released in 2014.

SVP 2013 granted to Tushar Morzaria was granted in respect of awards he forfeited as a result of accepting employment at Barclays. This award was made in line with the Barclays’ recruitment policy.

Outstanding Contingent Capital Plan (CCP) awards and Cash Value Plan (CVP) awards (audited)

Plan	Value under Award at 1st January 2014 (maximum)	Value paid in year £000	Value under Award at 31st December 2014 (maximum)	First scheduled release date	Last scheduled release date

Antony Jenkins
Contingent Capital Plan 2011	450	450	–	–	–
Cash Value Plan 2012	1,500	750	750	18/03/2013	16/03/2015

Executive Directors did not pay for CCP awards or CVP awards.

Deferred cash bonuses granted under CCP in 2011 and CVP in 2012 are dependent on future service and malus conditions. The vesting of the CCP awards are subject to the condition that the CET1 ratio was equal to or exceeded 7%, which was achieved. In addition to the ‘Value paid in year’ shown in the table above, a coupon of 7% was paid on the CCP amount paid in 2014.

On the vesting of CVP awards, a ‘service credit’ may be added on the third and final vesting amount which for the award shown is 10% on the original award amount. Antony Jenkins received the CVP award as part of his 2011 bonus, which was awarded in respect of performance in his role as CEO of Retail and Business Banking.

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Number of Shares lapsed in 2014	Number of Shares under Award at 31st December 2014 (maximum)	Value of Release £000	End of Performance Period or scheduled first release date	Last scheduled release date

–	1,139,217	–	31/12/2014	25/05/2015
–	1,371,280	–	31/12/2014	25/05/2015
–	1,545,995	–	31/12/2015	07/03/2016
–	1,891,740	–	31/12/2016	06/03/2017
–	–	357	–	–
–	332,377	768	18/03/2013	16/03/2015
–	1,079,970	2,495	17/03/2014	16/03/2015

–	1,375,811	–	31/12/2016	06/03/2017
–	733,877	821	17/03/2014	05/03/2018
–	309,557	–	16/03/2015	06/03/2017

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Governance: Remuneration report Directors’ remuneration policy

Barclays’ forward looking remuneration policy for Directors was approved at the 2014 AGM held on 24 April 2014 and applies for three years from that date. The full policy can be found on pages 100 to 110 of the 2013 Annual Report or at www.barclays.com/annualreport. This section sets out an abridged version of the Directors’ remuneration policy and is provided for information only.

This remuneration policy sets out the framework for how the Committee’s remuneration strategy will be executed for the Directors over the three years beginning on the date of the 2014 AGM. This is to be achieved by having a remuneration policy that seeks to:

¡	provide an appropriate and competitive mix of fixed and variable pay which, through its short and long-term components, incentivises management and is aligned to shareholders;

¡	provide direct line of sight with Barclays’ strategy through the incentive programmes; and

¡	comply with and adapt to the changing regulatory landscape.

Remuneration policy for executive Directors

Element and purpose	Operation	Maximum value and performance measures

A. Fixed pay

Salary To reward skills and experience appropriate for the role and provide the basis for a competitive remuneration package

Salaries are determined with reference to market practice and market data (on which the Committee receives independent advice), and reflect individual experience and role.

Executive Directors’ salaries are benchmarked against comparable roles in the following banks: Bank of America, BBVA, BNP Paribas, Citigroup, Credit Suisse, Deutsche Bank, HSBC, JP Morgan, Lloyds, Morgan Stanley, RBS, Santander, Société Générale, Standard Chartered and UBS. The Committee may amend the list of comparator companies to ensure it remains relevant to Barclays or if circumstances make this necessary (for example, as a result of takeovers or mergers).

Salaries are reviewed annually and any changes are effective from 1 April in the financial year.

Salaries for executive Directors are set at a point within the benchmark range determined by the Committee taking into account their experience and performance. Increases for the current executive Directors over the policy period will be no more than local market employee increases other than in exceptional circumstances where the Committee judges that an increase is needed to bring an executive Director’s salary into line with that of our competitors. In such circumstances Barclays would consult with its major shareholders.

Role Based Pay To enable competitive remuneration opportunity in recognition of the breadth and depth of the role

Paid quarterly in shares which are subject to a holding period with restrictions lifting over five years (20% each year). As the executive Directors beneficially own the shares, they will be entitled to any dividends paid on those shares.

RBP will be reviewed and fixed annually and may be reduced or increased in certain circumstances. Any changes are effective from 1 January in the relevant financial year.

The maximum RBP for executive Directors is set at £950,000 for the Group Chief Executive, Antony Jenkins, and £750,000 for the Group Finance Director, Tushar Morzaria. It is not pensionable (except where required under local law). These amounts may be reduced but are at the maxima and may not be increased above this level.

There are no performance measures.

Pension To enable executive Directors to build long-term retirement savings	Executive Directors receive an annual cash allowance in lieu of participation in a pension arrangement.	The maximum annual cash allowance is 33% of salary for the Group Chief Executive and 25% of salary for the Group Finance Director and any other executive Director.

Benefits To provide a competitive and cost effective benefits package appropriate to role and location

Executive Directors’ benefits provision includes private medical cover, annual health check, life and ill health income protection, tax advice, car cash allowance, and use of a company vehicle and driver when required for business purposes.

Additional benefits may be offered that are minor in nature or are normal market practice in a country to which an executive Director relocates or from which an executive Director is recruited.

In addition to the above, if an executive Director were to relocate, additional support would be provided for a defined and limited period of time in line with Barclays’ general employee mobility policy including provision of temporary accommodation, payment of removal costs and relocation flights. Barclays will pay the executive Director’s tax on the relocation costs but will not tax equalise and will also not pay the tax on his or her other employment income.

The maximum value of the benefit is determined by the nature of the benefit itself and costs of provision may depend on external factors, e.g. insurance costs.

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Remuneration policy for executive Directors continued

Element and purpose	Operation		Maximum value and performance measures

B. Variable Pay

Annual bonus

To reward delivery of short-term financial targets set each year, the individual performance of the executive Directors in achieving those targets, and their contribution to delivering Barclays’ strategic objectives

While financial objectives are important, the Balanced Scorecard (which also includes Group financial targets) plays a significant role in bonus determination, to ensure alignment with Barclays’ strategy

Deferred bonuses encourage long-term focus and retention. Delivery substantially or fully in shares with a holding period increases alignment with shareholders. Deferred bonuses are granted by the Committee (or an authorised sub-committee) at its discretion, subject to the relevant plan rules

Determination of annual bonus

Individual bonuses are discretionary and decisions are based on the Committee’s judgement of executive Directors’ performance in the year, measured against Group and personal objectives.

Delivery structure

Executive Directors are Code Staff and their bonuses are therefore subject to deferral of at least the level applicable to all Code Staff, currently 40% (for bonuses of no more than £500,000) or 60% (for bonuses of more than £500,000). The Committee may choose to defer a greater proportion of any bonus awarded to an executive Director than the minimum required by the PRA Remuneration Code. At least half the non-deferred bonus is delivered in shares or share-linked instruments.

Deferred bonuses for executive Directors may be delivered in a combination of shares or other deferral instruments.

Participants may, at the Committee’s discretion, also receive the benefit of any dividends paid between the award date and the relevant release date in the form of dividend shares.

Operation of risk and conduct adjustment and malus

Any bonus awarded will reflect appropriate reductions made to incentive pools in relation to risk events. Individual bonus decisions may also reflect appropriate reductions in relation to specific risk and conduct events.

All unvested deferred bonuses are subject to malus provisions which enable the Committee to reduce the vesting level of deferred bonuses (including to nil) for any reason. These include, but are not limited to:

The maximum annual bonus opportunity is 80% of fixed pay.

The performance measures by which any executive Director bonuses are assessed include Group, business and personal measures, both financial and non-financial. Financial measures may include, but are not restricted to such measures as net income, adjusted profit before tax, return on equity, CET1 ratio and return on risk weighted assets. Non-financial measures are based on the Balanced Scorecard. Personal objectives may include key initiatives relating to the role of the Director or in support of Barclays’ strategic objectives. The Balanced Scorecard may be updated from time to time in line with the Group’s strategy. In making its assessment of any bonus, the Committee will consider financial factors to guide 50% of the bonus opportunity, the Balanced Scorecard 35%, and personal objectives 15%. Any bonus is discretionary and any amount may be awarded from zero to the maximum value.

	¡	A participant deliberately misleading Barclays, the market and/or shareholders in relation to the financial performance of the Barclays Group
	¡	A participant causing harm to Barclays’ reputation or where his/her actions have amounted to misconduct, incompetence or negligence
	¡	A material restatement of the financial statements of the Barclays Group or the Group or any business unit suffering a material down turn in its financial performance
	¡	A material failure of risk management in the Barclays Group
	¡	A significant deterioration in the financial health of the Barclays Group
Timing of receipt

Non-deferred cash components of any bonus are paid following the performance year to which they relate, normally in February. Non-deferred share bonuses are awarded normally in March and are subject to a six-month holding period.

Deferred share bonuses normally vest in three equal portions over a minimum three-year period, subject to the provisions of the plan rules including continued employment and the malus provisions (as explained above). Should the deferred awards vest, the shares are subject to an additional six-month holding period (after payment of tax).

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Governance: Remuneration report Directors’ remuneration policy

Remuneration policy for executive Directors continued

Element and purpose	Operation	Maximum value and performance measures

B. Variable Pay continued

Long Term Incentive Plan (LTIP) award

To reward execution of Barclays’ strategy and growth in shareholder value over a multi-year period

Long-term performance measurement, holding periods and the malus provisions discourage excessive risk-taking and inappropriate behaviours, encourage a long-term view and align executive Directors’ interests with those of shareholders

Performance measures balance incentivising management to deliver strong risk-adjusted financial returns, and delivery of strategic progress as measured by the Balanced Scorecard. Delivery in shares with a further two-year holding period increases alignment with shareholders

Determination of LTIP award

LTIP awards are made by the Committee following discussion of recommendations made by the Chairman (for the Group Chief Executive’s LTIP award) and by the Group Chief Executive (for other executive Directors’ LTIP awards).

Delivery structure

LTIP awards are granted subject to the plan rules and are satisfied in Barclays’ shares (although they may be satisfied in other instruments as may be required by regulation).

For each award, performance measures are set at grant and there is no retesting allowed of those conditions. The Committee has, within the parameters set out opposite, the flexibility to vary the weighting of performance measures and calibration for each award prior to its grant.

The Committee has discretion, and in line with the plan rules approved by shareholders, in exceptional circumstances to amend targets, measures, or number of awards if an event happens (for example, a major transaction) that, in the opinion of the Committee, causes the original targets or measures to be no longer appropriate or such adjustment to be reasonable. The Committee also has the discretion to reduce the vesting of any award if it deems that the outcome is not consistent with performance delivered, including to zero.

Participants may, at the Committee’s discretion, also receive the benefit of any dividends paid between the award date and the relevant release date in the form of dividend equivalents (cash or securities).

Operation of risk adjustment and malus

The achievement of performance measures determines the extent to which LTIP awards will vest. Awards are also subject to malus provisions (as explained in the Annual bonus paragraphs above) which enable the Committee to reduce the vesting level of awards (including to nil).

Timing of receipt

Barclays LTIP awards have a five-year period in total from grant to when all restrictions are lifted. This will include a minimum three-year vesting period and an additional two-year holding period once vested (after payment of tax).

The maximum annual LTIP award is 120% of fixed pay.

Vesting is dependent on performance measures and service.

Following determination of the financial measures applicable to an LTIP cycle, if the Committee is satisfied with the underlying financial health of the Barclays Group (based on profit before tax) it may, at its discretion, adjust the percentage of shares considered for release up or down by up to 10% (subject to the maximum % for the award calibrated against financial performance measures).

Performance measures will be based on financial performance (e.g. measured on return on risk weighted assets), risk metrics (e.g. measured by loan loss rate) and the Balanced Scorecard which also includes financial measures. The Committee has discretion to change the weightings but financial measures will be at least 50% and the Balanced Scorecard will be a maximum of 30%. The threshold level of performance for each performance measure will be disclosed annually as part of the implementation of remuneration report. Straight line vesting applies between threshold and maximum for the financial and risk measures.

104 | Barclays PLC Annual Report 2014	barclays.com/annualreport

Remuneration policy for executive Directors continued

Element and purpose	Operation	Maximum value and performance measures

C. Other

All employee share plans	Executive Directors are entitled to participate in:	(i) (ii)

Savings between £5 and the maximum set by Barclays (which will be no more than the HMRC maximum) per month. There are no performance measures.

Contributions of between £10 and the maximum set by Barclays (which will be no more than the HMRC maximum) per tax year which Barclays may match up to HMRC maximum (current match is £600). There are no performance measures.

To provide an opportunity for Directors to voluntarily invest in the Company	(i)

Barclays Sharesave under which they can make monthly savings over a period of three or five years linked to the grant of an option over Barclays’ shares which can be at a discount of up to 20% on the share price set at the start.

(ii) Barclays Sharepurchase under which they can make contributions (monthly or lump sum) out of pre-tax pay (if based in the United Kingdom) which are used to acquire Barclays’ shares.

Previous LTIP awards

Antony Jenkins currently holds unvested LTIP awards under the LTIP for the performance periods 2012-2014 and 2013-2015. The only differences between the operation of these awards and the future policy above are the performance measures and that the earlier 2012-2014 award only has a holding period of one year and this only applies to 50% of shares that are released (after payment of tax).

A summary of the performance measures that apply to the LTIP awards for 2012-2014 and 2013-2015 can be found in the Annual Report on Directors’ remuneration.

Previous buy out awards

Tushar Morzaria currently holds an unvested buy-out award under the Barclays Joiners Share Value Plan which was granted to him in respect of awards he forfeited as a result of accepting employment at Barclays. This award was made in line with the Barclays’ recruitment policy.

The award was no more generous than and mirrored as far as possible the expected value and timing of vesting of the forfeited awards granted by JP Morgan.

Shareholding requirement To further enhance the alignment of shareholders’ and executive Directors’ interests in long-term value creation

Executive Directors must build up a shareholding of 400% of salary over five years from the later of: (i) the introduction of the new requirement in 2013; and (ii) the date of appointment as executive Director. They have a reasonable period to build up to this requirement again if it is not met because of a share price fall.

Barclays’ shares worth a minimum of 400% of salary must be held within five years.

Shares that count towards the requirement are beneficially owned shares including any vested share awards subject only to holding periods (including vested LTIPs, vested deferred share bonuses and RBP shares). Shares from unvested deferred share bonuses and unvested LTIPs do not count towards the requirement.

Outside appointments To encourage self- development and allow for the introduction of external insight and practice	Executive Directors may accept one board appointment in another listed company.	Not applicable.
Chairman’s approval must be sought before accepting appointment. Fees may be retained by the executive Director. None of the executive Directors currently hold an outside appointment.

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Governance: Remuneration report Directors’ remuneration policy

Notes to the table on pages 102 to 105:

Performance measures and targets

The Committee selected the relevant financial and risk based performance measures because they are key to the bank’s strategy and are important measures used by the executive Directors to oversee the direction of the business. The Balanced Scorecard has been selected as it demonstrates the performance and progress of Barclays in the journey of becoming the ‘Go-To’ bank as measured across the following dimensions (5Cs): Customers & Clients, Colleagues, Citizenship, Conduct and Company. Each of the 5Cs in the Balanced Scorecard will have equal weighting. All targets are set to be stretching but achievable and aligned to enhancing shareholder value.

The Committee is of the opinion that the performance targets for the annual bonus and Balanced Scorecard element of the LTIP are commercially sensitive in respect of the Company and that it would be detrimental to the interests of the Company to disclose them before the start of the relevant performance period. The performance against those measures will be disclosed after the end of the relevant financial year in that year’s remuneration report subject to the sensitivity no longer remaining.

Differences between the remuneration policy of the executive Directors and the policy for all employees of the Barclays Group

The structure of total remuneration packages for executive Directors and for the broader employee population is similar. Employees receive salary, pension and benefits and are eligible to be considered for a bonus and to participate in all employee share plans. The broader employee population typically does not have a contractual limit on the quantum of their remuneration and does not receive RBP which is paid only to some, but not all, Code Staff. Executive Director RBP is determined on a similar basis to other Code Staff.

The Committee approaches any salary increases for executive Directors by benchmarking against market data for named banks. Incremental annual salary increases remain more common among employees at less senior levels.

As with executive Directors, bonuses for the broader employee population are performance based. Bonuses for executive Directors and the broader employee population are subject to deferral requirements. Executive Directors and other Code Staff are subject to deferral at a minimum rate of 40% (for bonuses of no more than £500,000) or 60% (for bonuses of more than £500,000) but the Committee may choose to operate higher deferral rates. For non-Code Staff, bonuses in excess of £65,000 are subject to a graduated level of deferral. The terms of deferred bonus awards for executive Directors and the wider employee population are broadly the same, in particular the vesting of all deferred bonuses (subject to service and malus conditions).

The broader employee population is not eligible to participate in the Barclays LTIP.

How shareholder views and broader employee pay are taken into account by the Committee in setting policy and making remuneration decisions

We recognise that remuneration is an area of particular interest to shareholders and that in setting and considering changes to remuneration it is critical that we listen to and take into account their views. Accordingly, a series of meetings are held each year with major shareholders and shareholder representative groups (including the Association of British Insurers, National Association of Pension Funds and ISS). The Committee Chairman attends these meetings, accompanied by senior Barclays’ employees (including the Reward and Performance Director and the Company Secretary). The Committee notes that shareholder views on some matters are not always unanimous, but values the insight and engagement that these interactions and the expression of sometimes different views provide. This engagement is meaningful and helpful to the Committee in its work and contributes directly to the decisions made by the Committee.

The Committee takes account of the pay and employment conditions of the broader employee base when it considers the remuneration of the executive Directors. The Committee receives and reviews analysis of remuneration proposals for employees across all of the Group’s businesses. This includes analysis by corporate grade and by performance rating and information on proposed bonuses and salary increases across the employee population and individual proposals for Code Staff and highly paid individuals. When the Committee considers executive Director remuneration, it therefore makes that consideration in the context of a detailed understanding of remuneration for the broader employee population and uses the all employee data to compare remuneration and ensure consistency throughout the Group. Employees are not consulted directly on the Directors’ remuneration policy.

106 | Barclays PLC Annual Report 2014	barclays.com/annualreport

Executive Directors’ policy on recruitment

Element of remuneration	Commentary	Maximum value
Salary

Determined by market conditions, market practice and ability to recruit.

For a newly appointed executive Director, whether through external recruitment or internal promotion, if their salary is at a level below the desired market level, the Committee retains the discretion to realign their salary over a transitional period which may mean that annualised salary increases for the new appointee are higher than that set out in the salary section of the remuneration policy.

In line with policy.
Role Based Pay	Determined by role, market practice and ability to recruit. Percentage may decrease or increase in certain circumstances subject to maximum value.	100% of salary.
Benefits	In line with policy.	In line with policy.
Pension	In line with policy.	33% of salary (Group Chief Executive), 25% of salary (Group Finance Director) and 25% if another executive Director is appointed.
Annual Bonus	In line with policy.	80% of fixed pay.
Long Term Incentive Plan	In line with policy.	120% of fixed pay.
Buy out

The Committee can consider buying out forfeited bonus opportunity or incentive awards that the new executive Director has forfeited as a result of accepting the appointment with Barclays, subject to proof of forfeiture where applicable.

As required by the PRA Remuneration Code, any award made to compensate for forfeited remuneration from the new executive Director’s previous employment may not be more generous than, and must mirror as far as possible the expected value, timing and form of delivery, the terms of the forfeited remuneration and must be in the best long-term interests of Barclays. Barclays deferral policy shall however apply as a minimum to any buy out of annual bonus opportunity.

The value of any buy out is not included within the maximum incentive levels above since it relates to a buy out of forfeited bonus opportunity or incentive awards from a previous employer.

Where a senior executive is promoted to the Board, his or her existing contractual commitments agreed prior to his or her appointment may still be honoured in accordance with the terms of the relevant commitment including vesting of any pre-existing deferred bonus or long-term incentive awards.

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Governance: Remuneration report Directors’ remuneration policy

Executive Directors’ policy on payment for loss of office (including a takeover)

The Committee’s approach to payments in the event of termination is to take account of the individual circumstances including the reason for termination, individual performance, contractual obligations and the terms of the deferred bonus plans and long-term incentive plans in which the executive Director participates.

Standard provision	Policy	Details

Notice periods in executive Directors’ service contracts	12 months’ notice from the Company. 6 months’ notice from the executive Director.

Executive Directors may be required to work during the notice period or may be placed on garden leave or if not required to work the full notice period may be provided with pay in lieu of notice (subject to mitigation where relevant).

Pay during notice period or payment in lieu of notice per service contracts	12 months’ salary payable and continuation of pension and other contractual benefits while an employee.

Payable in phased instalments (or lump sum) and subject to mitigation if paid in instalments and executive Director obtains alternative employment during the notice period or while on garden leave.

In the event of termination for gross misconduct neither notice nor payment in lieu of notice is given.

Treatment of Role Based Pay

Ceases to be payable from the executive Director’s termination date. Therefore, RBP will be paid during any notice period and/ or garden leave, but not where Barclays elects to make a payment in lieu of notice (unless otherwise required by local law).

Shares to be delivered on the next quarterly delivery date shall be pro rated for the number of days from the start of the relevant quarter to the termination date. Where Barclays elects to terminate the employment with immediate effect by making a payment in lieu of notice, the executive Director will not receive any shares that would otherwise have accrued during the period for which the payment in lieu is made (unless required otherwise by local law).

Treatment of annual bonus on termination

No automatic entitlement to bonus on termination, but may be considered at the Committee’s discretion and subject to performance measures being met and pro rated for service. No bonus would be payable in the case of gross misconduct or resignation.

Treatment of unvested deferred bonus awards

Outstanding deferred bonus awards would lapse if the executive Director leaves by reason of resignation or termination for gross misconduct. However in the case of death or if the Director is an ‘eligible leaver’ defined as leaving due to injury, disability or ill health, retirement, redundancy, the business or company which employs the executive Director ceasing to be part of the Group or in circumstances where Barclays terminates the employment (other than in cases of cause or gross misconduct), he or she would continue to be eligible to be considered for unvested portions of deferred awards, subject to the rules of the relevant plan unless the Committee determines otherwise in exceptional circumstances. Deferred awards are subject to malus provisions which enable the Committee to reduce the vesting level of deferred bonuses (including to nil).

In the event of a takeover or other major corporate event, the Committee has absolute discretion to determine whether all outstanding awards would vest early or whether they should continue in the same or revised form following the change of control. The Committee may also determine that participants may exchange existing awards for awards over shares in an acquiring company with the agreement of that company.

In an eligible leaver situation, deferred bonus awards may be considered for release in full on the scheduled release date unless the Committee determines otherwise in exceptional circumstances. After release, the awards may be subject to an additional holding period of six months.

108 | Barclays PLC Annual Report 2014	barclays.com/annualreport

Executive Directors’ policy on payment for loss of office (including a takeover) continued

Standard provision	Policy	Details

Treatment of unvested awards under the LTIP

Outstanding unvested awards under the LTIP would lapse if the executive Director leaves by reason of resignation or termination for gross misconduct. However, in line with the plan rules approved by shareholders, in the case of death or if the Director is an ‘eligible leaver’ defined as leaving due to injury, disability or ill health, retirement, redundancy, the business or company which employs the executive Director ceasing to be part of the Group (or for any other reason if the Committee decides at its discretion), he or she would continue to be entitled to be considered for an award. Awards are also subject to malus provisions which enable the Committee to reduce the vesting level of awards (including to nil).

In an eligible leaver situation, awards may be considered for release on the scheduled release date, pro rated for time and performance, subject to the Committee’s discretion to determine otherwise in exceptional circumstances. After release, the shares (net of deductions for tax) are subject to an additional holding period of two years.

In the event of a takeover or other major corporate event (but excluding an internal reorganisation of the Group), the Committee has absolute discretion to determine whether all outstanding awards vest subject to the achievement of any performance conditions. The Committee has discretion to apply a pro rata reduction to reflect the unexpired part of the vesting period. The Committee may also determine that participants may exchange awards for awards over shares in an acquiring company with the agreement of that company. In the event of an internal reorganisation, the Committee may determine that outstanding awards will be exchanged for equivalent awards in another company.

Repatriation

Except in a case of gross misconduct or resignation, where a Director has been relocated at the commencement of employment, the Company may pay for the Director’s repatriation costs in line with Barclays’ general employee mobility policy including temporary accommodation, payment of removal costs and relocation flights. The company will pay the executive Director’s tax on the relocation costs but will not tax equalise and will also not pay tax on his or her other income relating to the termination of employment.

Other

Except in a case of gross misconduct or resignation, the Company may pay for the executive Director’s legal fees and tax advice relating to the termination of employment and provide outplacement services. The Company may pay the executive Director’s tax on these particular costs.

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Governance: Remuneration report Directors’ remuneration policy

Remuneration policy for non-executive Directors

Element and purpose	Operation

Fees

Reflect individual responsibilities and membership of Board Committees and are set to attract non-executive Directors who have relevant skills and experience to oversee the implementation of our strategy

The Chairman and Deputy Chairman are paid an all-inclusive fee for all Board responsibilities. The Chairman has a minimum time commitment equivalent to at least 80% of a full-time role. The other non-executive Directors receive a basic Board fee, with additional fees payable where individuals serve as a member or Chairman of a Committee of the Board.

Fees are reviewed each year by the Board as a whole against those for non-executive Directors in companies of similar scale and complexity. Fees were last increased in May 2011.

The first £30,000 (Chairman: first £100,000) after tax and national insurance contributions of each non-executive Director’s basic fee is used to purchase Barclays’ shares which are retained on the non-executive Director’s behalf until they retire from the Board.

Benefits For Chairman only

The Chairman is provided with private medical cover subject to the terms of the Barclays scheme rules from time to time, and is provided with the use of a Company vehicle and driver when required for business purposes.

No other non-executive Director receives any benefits from Barclays. Non-executive Directors are not eligible to join Barclays’ pension plans.

Bonus and share plans	Non-executive Directors are not eligible to participate in Barclays cash, share or long-term incentive plans.

Notice and termination provisions	Each non-executive Director’s appointment is for an initial six year term, renewable for a single term of three years thereafter and subject to annual re-election by shareholders.

Notice period:
Chairman: 12 months from the Company (six months from the Chairman). Non-executive Directors: six months from the Company (six months from the Non-executive Director).

Termination payment policy

The Chairman’s appointment may be terminated by Barclays on 12 months’ notice or immediately in which case 12 months’ fees and contractual benefits are payable in instalments at the times they would have been received had the appointment continued, but subject to mitigation if they were to obtain alternative employment. There are similar termination provisions for non-executive Directors based on six months’ fees. No continuing payments of fees (or benefits) are due if a non-executive Director is not re-elected by shareholders at the Barclays Annual General Meeting.

In accordance with the policy table above, any new Chairman and Deputy Chairman would be paid an all-inclusive fee only and any new non-executive Director would be paid a basic fee for their appointment as a Director, plus fees for their participation on and/or chairing of any Board committees, time apportioned in the first year as necessary. No sign-on payments are offered to non-executive Directors.

Discretion

In addition to the various operational discretions that the Committee can exercise in the performance of its duties (including those discretions set out in the Company’s share plans), the Committee reserves the right to make either minor or administrative amendments to the policy to benefit its operation or to make more material amendments in order to comply with new laws, regulations and/or regulatory guidance. The Committee would only exercise this right if it believed it was in the best interests of the Company to do so and where it is not possible, practicable or proportionate to seek or await shareholder approval in General Meeting.

110 | Barclays PLC Annual Report 2014	barclays.com/annualreport

Governance Barclays’ implementation of the Salz Review recommendations

The Board commissioned a review of Barclays’ business practices in July 2012, led by Sir Anthony Salz. Barclays is on a transformational journey at the end of which all of the 34 recommendations published in April 2013 will be implemented in full. To date, we have made material progress and believe that implementation can now be moved from project stage into business as usual, where change can be further embedded, sustained and observed.

In this update, we have not individually summarised progress against each of the recommendations, but rather addressed them in groups by theme. Please refer to previous annual updates for details of past actions taken.

1	Setting high standards and transparently monitoring progress (recommendations 1, 2, 3, 5, 34)

Since launching the Values and Behaviours in 2013, we have focused on embedding them into our key processes, including training, recruitment, performance management and leadership development. We have also implemented on-going surveys to measure progress. The new standards are embedded in individual performance reviews and linked to compensation (see page 77 for further details). Overall performance across the Group as a whole is managed through the Balanced Scorecard.

In the spirit of openness, we also externally publish progress against our Group Balanced Scorecard including customer complaints (see barclays.com/complaints). We have continued our efforts to improve direct shareholder interaction and we regularly ask external stakeholders such as our regulators for feedback. Encouragingly, Barclays has received data indicating some improvement over the last two years, for example, from the periodic survey of global opinion-makers conducted for us by YouGov where scores on ‘Barclays operates openly and transparently’ have improved 5%.

2	Enhancing the Board for greater effectiveness (recommendations 7, 8, 9, 10, 11, 12, 13, 14, 15, 27)

We have completed all recommended actions associated with our Board. Most, such as new Board committees for risk oversight, are now well established. For example, we continue to ensure c.50% of our non-executive Directors (NEDs) have financial services experience, whilst we also seek diversity to ensure effective challenge of management performance. Eleven of our NEDs continue to sit on more than one Board committee, in order to ensure smooth cross coordination. In addition, measures have been taken and the associated processes sustained, to ensure that the Board receives timely, high quality materials and input in support of its discussion and oversight function.

  For further detail, see the Governance section, notably page 61 for the results of our annual Board effectiveness review where progress against the Salz recommendations will be monitored going forward.

3	A new culture and set of values (recommendations 4, 6, 19, 30)

We remain firmly committed to the Values introduced in January 2013, with 92% of permanent new joiners either attending or on track to attend the ‘Being Barclays’ induction course within 90 days of joining. All candidates for both hiring and promotion are also now evaluated against our Values as well as their competence. Our latest employee opinion survey showed an improvement from 2012 to 2014 in the number of colleagues who feel able to report unethical behaviour regardless of consequences.

Any material cultural change takes time to embed and cannot be demonstrated conclusively 24 months into the journey. Although we have established firm foundations, we will continue to closely monitor how well programmes and initiatives to further accelerate culture change are being embedded. We will also refine and enhance, where appropriate, to ensure effective outcomes and sustained cultural change.

4	Cultivating stronger, values-driven, appropriately incentivised staff (recommendations 16, 17, 18, 20, 21, 22, 23, 24, 25, 26)

Barclays took early action to address concerns around incentives and compensation; for example, incentive policies for UK retail sales employees were updated in December 2013 to abolish product-sales incentives. We continue to align incentives to non-financial performance measures, including risk and behaviour related indicators, whilst non-financial rewards for outstanding examples of values-based behaviour have been deployed globally.

  Our current Remuneration Policy can be found on pages 80 and 81.

5	Risk culture, framework and control functions (recommendations 28, 29, 31, 32, 33)

Barclays published our Enterprise Risk Management Framework in December 2013 and conducted our annual refresh of it in Q4 2014. It continues to be embedded more deeply into the businesses and functions, with progress evaluated by Barclays Internal Audit. For example, Strategic Risk Assessments were integrated into each cluster’s 2014 Risk Reviews as part of the annual financial planning cycle. Incidents were subject to the systematic ‘lessons learnt’ process that has been introduced throughout the Group in late 2014 to ensure that we continue to understand and address root causes of issues, as well as apply those insights more broadly. Details on our ‘lessons learnt’ approach and other changes to the risk culture at Barclays can be found on page 104 of the Barclays Pillar 3 Report.

Key activities will continue to be refined and rolled out into 2015.

  A summary of our risk management approach and results can be found on pages 99 to 110 of Barclays Pillar 3 Report.

barclays.com/annualreport	Barclays PLC Annual Report 2014 | 111

112 | Barclays PLC Annual Report 2014	barclays.com/annualreport

Risk review Contents

The management of risk plays a central role in the execution of Barclays’ strategy and insight into the level of risk across businesses and portfolios and the material risks and uncertainties the Group face are key areas of management focus.

For a more detailed breakdown of our Risk Management and Risk Performance contents please see pages 123 and 141. Barclays’ risk disclosures are located across the Annual Report and Barclays 2014 Pillar 3 Report.

			Annual Report	Pillar 3 Report
Material existing and emerging risks
Insight into the level of risk across our business and portfolios, the material existing and emerging risks and uncertainties we face and the key areas of management focus.	¡	Business conditions, general economy and geopolitical issues	116	n/a
	¡	UK political and policy environment	116	n/a
	¡	Model risk	116	n/a
	¡	Credit risk	116	n/a
	¡	Market risk	118	n/a
	¡	Funding risk	118	n/a
	¡	Operational risk	119	n/a
	¡	Conduct risk	122	n/a
Risk management
Overview of Barclays’ approach to risk management. A more comprehensive overview together with more specific information on policies that the Group determines to be of particular significance in the current operating environment can be found in Barclays PLC 2014 Pillar 3 Report or at barclays.com.	¡	Risk management strategy	124	99
	¡	Governance structure	124	100
	¡	Risk governance and assigning responsibilities	126	104
	¡	Principal risks	127	105
	¡	Credit risk management	128	111
	¡	Management of credit risk mitigation techniques and counterparty credit risk	n/a	132
	¡	Market risk management	130	136
	¡	Management of securitisation exposures	n/a	147
	¡	Capital risk management	132	158
	¡	Liquidity risk management	134	156
	¡	Operational risk management	135	151
	¡	Conduct risk management	137	163
	¡	Reputation risk management	139	161
	¡	Environmental risk	n/a	164
Risk performance
Credit risk:	¡	Credit risk overview and summary of performance	143	111
The risk of suffering financial loss should the Group’s customers, clients or market counterparties fail to fulfil their contractual obligations.	¡	Analysis of maximum exposure and collateral and other credit enhancement held	143	36, 45
	¡	Analysis of the balance sheet	143	43, 47
	¡	The Group’s approach to manage and represent credit quality	146	46, 49
	¡	Loans and advances to customers and banks	148	n/a
	¡	Analysis of the concentration of credit risk	149	39, 41
	¡	Exposures to Eurozone countries	150	n/a
	¡	Analysis of specific portfolios and asset types	157	n/a
	¡	Analysis of loans on concession programmes	167	n/a
	¡	Analysis of problem loans	171	61
	¡	Impairment	173	61
Market risk:	¡	Market risk overview and measures in the Group	175	72
The risk of a reduction to earnings or capital due to volatility of the trading book positions or an inability to hedge the banking book balance sheet.	¡	Balance sheet view of trading and banking books	176	73
	¡	Traded market risk	176	74
	¡	Business scenario stresses	179	77
	¡	Review of regulatory measures	179	77
	¡	Capital requirements for market risk	n/a	78
	¡	Non-traded market risk	180	78
	¡	Foreign exchange risk	181	80
	¡	Pension risk review	182	81
	¡	Insurance risk review	183	82
Funding risk – Capital:	¡	Capital risk overview	185	158
The risk that the Group is unable to maintain appropriate capital ratios.	¡	CRD IV capital	186	15
	¡	Analysis of capital requirements and RWA movements	n/a	23
	¡	Relationship between accounting and regulatory reporting scope	n/a	38
	¡	Leverage ratio requirements	189	34
	¡	Economic capital	190	n/a

barclays.com/annualreport	Barclays PLC Annual Report 2014 | 113

Risk review Contents

			Annual Report	Pillar 3 Report
Risk performance continued

Funding risk – Liquidity:	¡	Liquidity risk overview	192
The risk that the firm, although solvent, either does not have sufficient financial resources available to enable it to meet its obligations as they fall due, or can secure such resources only at excessive cost.	¡	Liquidity risk stress testing	192
	¡	Liquidity pool	195
	¡	Funding structure and funding relationships	196
	¡	Wholesale funding	197
	¡	Term financing	199
	¡	Encumbrance	199
	¡	Credit ratings	203
	¡	Liquidity management at BAGL Group	204
	¡	Contractual maturity of financial assets and liabilities	204

Operational risk:	¡	Operational risk overview	210	96
The risk of direct or indirect impacts resulting from human factors, inadequate or failed internal processes and systems or external events.	¡	Summary of performance in the period	210	96
	¡	Operation risk profile	210	97

Conduct risk:	¡	Conduct risk overview	212	n/a
The risk that detriment is caused to our customers, clients, counterparties or Barclays and its employees because of inappropriate judgement in the execution of our business activities.	¡	Summary of performance	212
	¡	Conduct reputation measure	212

Reputation risk:	¡	Litigation, investigations and culture change	213	n/a
The risk of damage to Barclays’ brand arising from any association, action or inaction which is perceived by stakeholders to be inappropriate or unethical.	¡	Transparency	213	n/a
	¡	Remuneration	213	n/a
	¡	Climate change	213	n/a
	¡	Reputation tracking	214	n/a

Supervision and regulation:	¡	Supervision of the Group	215	n/a
The Group’s operations, including its overseas offices, subsidiaries and associates, are subject to a significant body of rules and regulations that are a condition for authorisation to conduct banking and financial services business.	¡	Global regulatory developments	215	n/a
	¡	European Union developments	216	n/a
	¡	Structural reform of banking groups	217	n/a
	¡	Regulation in the United Kingdom	217	n/a
	¡	Resolution of UK banking groups	218	n/a
	¡	Compensation schemes	218	n/a
	¡	Influence of European legislation	218	n/a
	¡	Regulation in Africa	218	n/a
	¡	Regulation in the United States	219	n/a

Pillar 3 Report

Contains extensive information on risk as well as capital management.	¡	High level summary of risk and capital profile	n/a	2
	¡	Notes on basis of preparation	n/a	5
	¡	Scope of application of Basel rules	n/a	6

Risk and capital position review: Provides a detailed breakdown of Barclays’ regulatory capital adequacy and leverage and how this relates to Barclays’ risk management.	¡	Group capital resources, requirements and CRD IV comparatives	n/a	15
	¡	Analysis of credit risk	n/a	35
	¡	Analysis of counterparty credit risk	n/a	67
	¡	Analysis of credit value adjustment	n/a	83
	¡	Analysis of market risk	n/a	71
	¡	Analysis of securitisation exposures	n/a	84
	¡	Analysis of operational risk	n/a	95

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Risk review Material existing and emerging risks

The section describes the material risks which senior management is currently focused on and believe could cause the Group’s future results of operations, financial condition and prospects to differ materially from current expectations.

For more information about the major risk policies which underlie risk exposures, see the consolidated policy-based qualitative information in the Pillar 3 Report. A summary of this information may also be found in this report in the Risk Management section between pages 123 to 141.

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Risk review Material existing and emerging risks Material existing and emerging risks to the Group’s future performance

The following information describes the material risks which senior management are currently focused on and believe could cause its future results of operations, financial condition and prospects to differ materially from current expectations including the ability to meet dividend expectations, ability to maintain appropriate levels of capital and meet capital and leverage ratio targets, or achieve stated targets and commitments as outlined in the Strategy section and other expected benefits. In addition, risks relating to the Group that are not currently known, or that are currently deemed immaterial, may individually or cumulatively also have the potential to have a material adverse effect on the Group’s future results of operations, financial condition and prospects.

Material risks and their impact are described below in two sections: i) risks which management believes may affect more than one Principal Risk; and ii) risks management believes are more likely to impact a single Principal Risk. Certain risks below have been classified as an ‘emerging risk’, which is a risk that has the potential to have an increasingly significant detrimental effect on the Group’s performance, but currently its outcome and the time horizon for the crystallisation of its possible impact is even more uncertain and more difficult to predict than for other risk factors that are not identified as emerging risks.

More information on Principal and Key Risks may be found in Barclays Approach to Managing Risk in the Barclays PLC 2014 Pillar 3 Report. For 2015, reputation risk will be recognised as a Key Risk within conduct risk given the close alignment between them and the fact that as separate Principal Risks they have a common Principal Risk Officer.

Material existing and emerging risks potentially impacting more than one Principal Risk

i) Business conditions, general economy and geopolitical issues

The Group’s performance could be adversely affected in more than one Principal Risk by a weak or deteriorating global economy or political instability. These factors may also be focused in one or more of the Group’s main countries of operation.

The Group offers a broad range of services to retail and institutional customers, including governments, across a large number of countries with the result that it could be materially adversely impacted by weak or deteriorating economic conditions, including deflation, or political instability in one or a number of countries in which the Group operates or any other globally significant economy.

The global economy continues to face an environment characterised by low growth, and this is expected to continue during 2015 with slow growth or recession in some regions, such as Europe which may be offset in part by expected growth in others, such as North America. Any further slowing of economic growth in China would also be expected to have an adverse impact on the global economy through lower demand, which is likely to have the most significant impact on countries in developing regions that are producers of commodities used in China’s infrastructure development.

While the pace of decreasing monetary support by central banks, in some regions, is expected to be calibrated to potential recovery in demand in such regions, any such decrease of monetary support could have a further adverse impact on volatility in the financial markets and on the performance of significant parts of the Group’s business, which could, in each case, have an adverse effect on the Group’s future results.

Falling or continued low oil prices could potentially have an adverse impact on the global economy with significant wide ranging effects on producer and importer nations as well as putting strain on client companies in certain sectors which may lead to higher impairment requirements.

Furthermore, the outcome of the ongoing political and armed conflicts in the Ukraine and parts of the Middle East remain unpredictable and may have a negative impact on the global economy.

A weak or deteriorating global economy and political instability could impact Group performance in a number of ways including, for example: (i) deteriorating business, consumer or investor confidence leading to reduced levels of client activity and consequently a decline in revenues;

(ii) mark to market losses in trading portfolios resulting from changes in credit ratings, share prices and solvency of counterparties; and (iii) higher levels of default rates and impairment.

ii) UK political and policy environment (emerging risk)

The political outlook in the UK is uncertain ahead of the General Election in May 2015. The public policy environment in the UK (including but not limited to regulatory reform in the UK, a potential referendum on UK membership of the European Union, and taxation of UK financial institutions and clients) is likely to remain challenging in the short to medium term, with the potential for policy proposals emerging that could impact clients, markets and the Group either directly or indirectly.

Aside from specific policy proposals, uncertainty arises in particular with respect to:

¡	An inconclusive result in the General Election and the potential for a prolonged period of political uncertainty; and

¡	Depending on the outcome of the election, a possible referendum on continued UK membership of the European Union by 2017.

A referendum on the UK membership of the European Union may affect the Group’s risk profile through introducing potentially significant new uncertainties and instability in financial markets, both ahead of the dates for this referendum and, depending on the outcomes, after the event. As a member of the European Union, the UK and UK-based organisations have access to the EU Single Market. Given the lack of precedent, it is unclear how a potential exit of the UK from the EU would affect the UK’s access to the EU Single Market and how it would affect the Group.

iii) Model risk

The Group may suffer adverse consequences from risk based business and strategic decisions based on incorrect or misused model assumptions, outputs and reports.

The Group uses models in particular to assess and control the Group’s credit and market exposures. Model risk can arise from a number of sources, including: fundamental model flaws leading to inaccurate outputs; incomplete, inaccurate or inappropriate data used for either development or operation of the model; incorrect or inappropriate implementation or use of a model; or assumptions in the models becoming outdated or invalid due to the evolving external economic and legislative environment and changes in customer behaviour.

If the Group were to place reliance on incorrect or misused model outputs or reports, this could result in a material adverse impact on the Group’s reputation, operations, financial condition and prospects, for example, due to inaccurate reporting of financial statements; estimation of capital requirement (either on a regulatory or economic basis); or measurement of the financial risks taken by the Group as part of its normal course of business.

As a consequence, management of model risk has become an increasingly important area of focus for the Group, regulators and the industry.

Material existing and emerging risks by Principal Risk

Credit risk

The financial condition of the Group’s customers, clients and counterparties, including governments and other financial institutions, could adversely affect the Group.

The Group may suffer financial loss if any of its customers, clients or market counterparties fails to fulfil their contractual obligations to the Group. Furthermore, the Group may also suffer loss when the value of the Group’s investment in the financial instruments of an entity falls as a result of that entity’s credit rating being downgraded. In addition, the Group may incur significant unrealised gains or losses due solely to changes in the Group’s credit spreads or those of third parties, as these changes affect the fair value of the Group’s derivative instruments, debt securities that the Group holds or issues, or any loans held at fair value.

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i) Deterioration in political and economic environment

The Group’s performance is at risk from any deterioration in the economic and political environment which may result from a number of uncertainties, including most significantly the following factors:

a) Political instability or economic uncertainty in markets in which the Group operates (emerging risk)

Political instability, economic uncertainty or deflation in regions in which the Group operates could weaken growth prospects that could lead to an adverse impact on customers’ ability to service debt and so to higher impairment requirements for the Group. These include, but are not limited to:

Eurozone

The economies across the Eurozone are showing little evidence of sustained growth with debt-burdened government finances, deflation, weak demand and persistent high unemployment preventing a sustained recovery. Slow recovery could put economic pressure on key trading partners of Eurozone countries, notably the UK and China. Furthermore, concerns persist on the pace of structural banking reform in the Eurozone and the strength of the Eurozone banking sector in general. A slowdown in the Eurozone economy could have a material adverse effect on the Group’s results of operations, financial condition and prospects through, for example, a requirement to raise impairment levels.

The Group is at risk from a sovereign default of an existing Eurozone country in which the Group has operations and the adverse impact on the economy of that exiting country and the credit standing of the Group’s clients and counterparties. This may result in increased credit losses and higher impairment requirements. While the risk of one or more countries exiting the Eurozone had been receding, as a result of the recent formation of an anti-austerity coalition government in Greece, this risk and the risk of redenomination is now re-emerging alongside the possibility of a significant renegotiation of the terms of Greece’s bailout programme.

For further information see Exposures to Eurozone countries on page 150.

South Africa

The economy in South Africa remains under pressure with weak underlying economic growth reinforced by industrial strike action and electricity shortages. While the rapid growth in the consumer lending industry over the past three years has begun to slow, concerns remain over the level of consumer indebtedness, particularly given the prospect of further interest rate rises and high inflation. Higher unemployment and a fall in property prices, together with increased customer or client unwillingness or inability to meet their debt obligations to the Group, may have an adverse impact on the Group’s performance through higher impairment charges.

Countries in developing regions

A number of countries, which have high fiscal deficits and reliance on short term external financing and/or material reliance on commodity exports, have become increasingly vulnerable as a result of, for example, the volatility of the oil price, a strong US dollar relative to local currencies, and the winding down of quantitative easing policies by some central banks. The impact on the Group may vary according to such country’s respective structural vulnerabilities but the impact may result in increased impairment requirements of the Group through sovereign defaults or the inability or unwillingness of clients and counterparties of the Group in that country to meet their debt obligations.

Russia (emerging risk)

The risks to Russia are escalating as pressure on the Russian economy increases. Slowing GDP growth and high inflation due to the imposition of economic sanctions by the US and EU, falls in the price of oil, a rapid fall in the value of the rouble against other foreign currencies and significant and rapid interest rate rises could have a significant adverse impact on the Russian economy. In addition, foreign investment into Russia reduced during 2014 and may continue in 2015.

While the Group has no material operations in Russia, the Group participates in certain financing and trading activity with selected counterparties conducting business in Russia with the result that further sanctions or deterioration in the Russian economy may result in the counterparties being unable, through lack of a widely accepted currency, or unwilling to repay, refinance or roll-over outstanding liabilities. Any such defaults could have a material adverse effect on the Group’s results as a result of, for example, incurring higher impairment.

For further information see page 150.

b) Interest rate rises, including as a result of slowing of monetary stimulus, could impact on consumer debt affordability and corporate profitability

To the extent that interest rates increase in certain developed markets, such increases are widely expected to be gradual and modest in scale over the next 18 months, albeit at differing timetables, across the major currencies. While an increase may support Group income, any sharper than expected changes could cause stress in loan portfolio and underwriting activity of the Group, leading to the possibility of the Group incurring higher impairment. The possibility of higher impairment would most notably occur in the Group’s retail unsecured and secured portfolios, which, coupled with a decline in collateral values, could lead to a reduction in recoverability and value of the Group’s assets resulting in a requirement to increase the Group’s level of impairment allowance.

ii) Specific sectors

The Group is subject to risks arising from changes in credit quality and recovery of loans and advances due from borrowers and counterparties in a specific portfolio or from a large individual name. Any deterioration in credit quality could lead to lower recoverability and higher impairment in a specific sector or in respect of specific large counterparties. The following provides examples of areas of uncertainties to the Group’s portfolio which could have a material impact on performance. However, there may also be additional risks not yet known or currently immaterial which may have an adverse impact on the Group’s performance.

a) Decline in property prices in the UK and Italy

The Group is at risk from a fall in property prices in both the residential and commercial sectors in the UK. With UK home loans representing the most significant portion of the Group’s total loans and advances to the retail sector, the Group has a large exposure to adverse developments in the UK retail property sector. UK house prices (primarily in London) increased throughout 2014 at a rate faster than that of income and to a level far higher than the long term average. As a result, a fall in house prices, particularly in London and South East of the UK, would lead to higher impairment and negative capital impact as loss given default (LGD) rates increase. In addition, reduced affordability of residential and commercial property in the UK, for example, as a result of higher interest rates or increased unemployment, could also lead to higher impairment.

In addition a significant portion of the Group’s total loans and advances in Italy are to residential home loans. As a consequence, a number of factors including, for example, a fall in property prices, higher unemployment, and higher default rates have the potential to have a significant impact on the Group’s performance through higher impairment charges.

For further information see page 152.

b) Non-Core assets

The Group holds a large portfolio of Non-Core assets, including commercial real estate and leveraged finance loans, which (i) remain illiquid; (ii) are valued based upon assumptions, judgements and estimates which may change over time; and (iii) are subject to further deterioration and write-downs. As a result, the Group is at risk of loss on these portfolios due to, for example, higher impairment should their performance deteriorate or write-downs upon eventual sale of the assets.

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Risk review Material existing and emerging risks Material existing and emerging risks to the Group’s future performance

c) Large single name losses

The Group has large individual exposures to single name counterparties. The default of obligations by such counterparties could have a significant impact on the carrying value of these assets. In addition, where such counterparty risk has been mitigated by taking collateral, credit risk may remain high if the collateral held cannot be realised or has to be liquidated at prices which are insufficient to recover the full amount of the loan or derivative exposure. Any such defaults could have a material adverse effect on the Group’s results due to, for example, incurring higher impairment charges.

Market risk

The Group’s financial position may be adversely affected by changes in both the level and volatility of prices leading to lower revenues and may include:

i) Major changes in quantitative easing programmes (emerging risk)

The trading business model is focused on client facilitation in the wholesale markets, involving market making activities, risk management solutions and execution. A prolonged continuation of current quantitative easing programmes, in certain regions, could lead to a change and a decrease of client activity which could result in lower fees and commission income.

The Group is also exposed to a rapid unwinding of quantitative easing programmes. A sharp movement in asset prices could affect market liquidity and cause excess volatility impacting the Group’s ability to execute client trades and may also result in portfolio losses.

ii) Adverse movements in interest and foreign currency exchange rates (emerging risk)

A sudden and adverse movement in interest or foreign currency exchange rates has the potential to detrimentally impact the Group’s income arising from non-trading activity.

The Group has exposure to non-traded interest rate risk, arising from the provision of retail and wholesale (non-traded) banking products and services. This includes current accounts and equity balances which do not have a defined maturity date and an interest rate that does not change in line with base rate changes. The level and volatility of interest rates can impact the Group’s net interest margin, which is the interest rate spread earned between lending and borrowing costs. The potential for future volatility and margin changes remains in key areas such as in the UK benchmark interest rate, to the extent such volatility and margin changes are not entirely neutralised by hedging programmes.

The Group is also at risk from movements in foreign currency exchange rates as these will impact the sterling equivalent value of foreign currency denominated assets in the banking book, and therefore exposing the Group to currency translation risk.

While the impact is difficult to predict with any accuracy, failure to appropriately manage the Group’s balance sheet to take account of these risks could have an adverse effect on the Group’s financial prospects due to reduced income and volatility of the regulatory capital measures.

iii) Adverse movements in the pension fund

Adverse movements between pension assets and liabilities for defined benefits pension schemes could contribute to a pension deficit. The liabilities discount rate is a Key Risk and, in accordance with International Financial Reporting Standards (IAS 19), is derived from the yields of high quality corporate bonds (deemed to be those with AA ratings) and consequently includes exposure to both risk-free yields and credit spreads. Therefore, the Group’s defined benefits scheme valuation would be adversely affected by a prolonged fall in the discount rate or a persistent low rate environment. Inflation is another key risk driver to the pension fund, as the net position could be negatively impacted by an increase in long term inflation expectation.

iv) Non-Core assets

As part of the assets in the Non-Core business, the Group holds a UK portfolio of generally longer term loans to counterparties in Education, Social Housing and Local Authorities (ESHLA) sectors which are measured on a fair value basis. The valuation of this portfolio is subject to substantial uncertainty due to the long-dated nature of the portfolios, the lack of a secondary market in the relevant loans and unobservable loan spreads. As a result of these factors, the Group may be required to revise the fair values of these portfolios to reflect, among other things, changes in valuation methodologies due to changes in industry valuation practices and as further market evidence is obtained in connection with the Non-Core asset run-off and exit process. In 2014, the Group recognised a reduction of £935m in the fair value of the ESHLA portfolio. Any further negative adjustments to the fair value of the ESHLA portfolio may give rise to significant losses to the Group.

For further information refer to Note 18 of the Group’s consolidated financial statements.

Funding risk

The ability of the Group to achieve its business plans may be adversely impacted if it does not effectively manage its capital (including leverage) and liquidity ratios.

The Group may not be able to achieve its business plans due to: i) being unable to maintain appropriate capital ratios; ii) being unable to meet its obligations as they fall due; iii) rating agency methodology changes; and iv) adverse changes in foreign exchange rates on capital ratios.

i) Being unable to maintain appropriate capital ratios

Should the Group be unable to maintain or achieve appropriate capital ratios this could lead to: an inability to support business activity; a failure to meet regulatory requirements including the requirements of regulator set stress tests; increased cost of funding due to deterioration in credit ratings; restrictions on distributions including the ability to meet dividend targets; and/or the need to take additional measures to strengthen the Group’s capital or leverage position. Basel III and CRD IV have increased the amount and quality of capital that the Group is required to hold. While CRD IV requirements are now in force in the United Kingdom, changes to capital requirements can still occur, whether as a result of further changes by EU legislators, binding regulatory technical standards being developed by the European Banking Authority (EBA) or changes to the PRA interpretation and application of these requirements to UK banks. Such changes, either individually and/or in aggregate, may lead to further unexpected enhanced requirements in relation to the Group’s CRD IV capital.

Additional capital requirements will also arise from other regulatory reforms, including both UK, EU and US proposals on bank structural reform, current EBA ‘Minimum Requirement for own funds and Eligible Liabilities’ (MREL), proposals under the EU Bank Recovery and Resolution Directive (BRRD) and Financial Stability Board (FSB) Total Loss-Absorbing Capacity (TLAC) proposals for Globally Systemically Important Banks (G-SIBs). Given many of the proposals are still in draft form and subject to change, the impact is still being assessed. Barclays is participating in an FSB Quantitative Impact Study (QIS) to determine the quantum and composition of TLAC requirements. However, it is likely that these changes in law and regulation will have an impact on the Group as they would require changes to the legal entity structure of the Group and how businesses are capitalised and funded. Any such increased capital requirements may also constrain the Group’s planned activities, lead to forced asset sales and balance sheet reductions and could increase the Group’s costs, impact on the Group’s earnings and restrict the Group’s ability to pay dividends. Moreover, during periods of market dislocation, or when there is significant competition for the type of funding that the Group needs, increasing the Group’s capital resources in order to meet targets may prove more difficult and/or costly.

ii) Being unable to meet its obligations as they fall due

Should the Group fail to manage its liquidity and funding risk sufficiently, this may result in the Group, either not having sufficient financial resources available to meet its payment obligations as they fall due or, although solvent, only being able to meet these obligations at excessive cost. This could cause the Group to fail to meet regulatory liquidity standards, be unable to support day to day banking activities or no longer be a going concern.

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iii) Rating agency methodology changes (emerging risk)

During 2015, credit rating agencies are expected to complete their reviews and revisions of their ratings of banks by country to address the agencies’ perception of the impact of ongoing regulatory changes designed to improve the resolvability of banks in a manner that minimises systemic risk, such that the likelihood of extraordinary sovereign support for a failing bank is less predictable, as well as to address the finalisation of revised capital and leverage rules under CRD IV. Following their review, Standard and Poor’s downgraded Barclays PLC’s long-term rating in February 2015 and placed Barclays Bank PLC’s long- and short-term ratings on “credit watch with negative implications”. While the overall outcome of the proposed changes in bank ratings methodologies, and the related review of ratings for removal of sovereign support, remains uncertain, there is a risk that any potential rating downgrades could impact the Group’s performance should borrowing cost and liquidity change significantly versus expectations or the credit spreads of the Group be negatively affected.

For further information on the effect of a downgrade please refer to Credit Ratings in the Liquidity Risk Performance section on page 203.

iv) Adverse changes in foreign exchange rates on capital ratios

The Group has capital resources and risk weighted assets denominated in foreign currencies and changes in foreign currency exchange rates may adversely impact the sterling equivalent value of foreign currency denominated capital resources and risk weighted assets. As a result, the Group’s regulatory capital ratios are sensitive to foreign currency movements. Failure to appropriately manage the Group’s balance sheet to take account of this risk could result in an adverse impact on regulatory capital ratios. While the impact is difficult to predict with any accuracy it may have a material adverse effect on the Group’s operations as a result of a failure in maintaining appropriate capital and leverage ratios.

Operational risk

The operational risk profile of the Group may change as a result of human factors, inadequate or failed internal processes and systems, and external events.

The Group is exposed to many types of operational risk, including fraudulent and other criminal activities (both internal and external), the risk of breakdowns in processes, controls or procedures (or their inadequacy relative to the size and scope of the Group’s business), systems failure or an attempt, by an external party, to make a service or supporting infrastructure unavailable to its intended users, known as a denial of service attack, and the risk of geopolitical cyber threat activity destabilising or destroying the Group’s IT (or critical infrastructure the Group depends upon but does not control) in support of critical economic business functions. The Group is also subject to the risk of disruption of its business arising from events that are wholly or partially beyond its control (for example natural disasters, acts of terrorism, epidemics and transport or utility failures) which may give rise to losses or reductions in service to customers and/or economic loss to the Group. The operational risks that the Group is exposed to could change rapidly and there is no guarantee that the Group’s processes, controls, procedures and systems are sufficient to address, or could adapt promptly to, such changing risks. All of these risks are also applicable where the Group relies on outside suppliers or vendors to provide services to it and its customers.

i) Cyber attacks (emerging risk)

The threat posed by cyber attacks continues to grow and the banking industry has suffered major cyber attacks during the year. Activists, nation states, criminal gangs, insiders and opportunists are among those targeting computer systems. Given the increasing sophistication and scope of potential cyber attack, it is possible that future attacks may lead to significant breaches of security. The occurrence of one or more of such events may jeopardise the Group or the Group’s clients’ or counterparties’ confidential and other information processed and stored in, and transmitted through, the Group’s computer systems and networks, or otherwise cause interruptions or malfunctions in the Group’s, clients’, counterparties’ or third parties’ operations, which could impact their ability to transact with the Group or otherwise result in significant losses or reputational damage.

Failure to adequately manage cyber security risk and continually review and update current processes in response to new threats could adversely affect the Group’s reputation, operations, financial condition and prospects. The range of impacts includes increased fraud losses, customer detriment, regulatory censure and penalty, legal liability and potential reputational damage.

ii) Infrastructure and technology resilience

The Group’s technological infrastructure is critical to the operation of the Group’s businesses and delivery of products and services to customers and clients. Sustained disruption in a customer’s access to their key account information or delays in making payments could have a significant impact on the Group’s reputation and may also lead to potentially large costs to both rectify the issue and reimburse losses incurred by customers.

iii) Ability to hire and retain appropriately qualified employees

The Group is largely dependent on highly skilled and qualified individuals. Therefore, the Group’s continued ability to manage and grow its business, to compete effectively and to respond to an increasingly complex regulatory environment is dependent on attracting new talented and diverse employees and retaining appropriately qualified employees.

In particular, as the Group continues to implement changes to its compensation structures in response to new legislation, there is a risk that some employees may decide to leave the Group. This may be particularly evident among those employees who are impacted by changes to deferral structures and new claw back arrangements. Additionally, colleagues who have specialist sets of skills within control functions or within specific geographies that are currently in high demand may also decide to leave the Group as competitors seek to attract top industry talent to their own organisations. Finally, the impact of regulatory changes such as the introduction of the Individual Accountabilities Regime, under which greater individual responsibility and accountability will be imposed on senior managers and non-executives of UK banks and the structural reform of banking, may also reduce the attractiveness of the financial services industry to high calibre candidates in specific geographies.

Failure by the Group to prevent the departure of appropriately qualified employees, to retain qualified staff who are dedicated to oversee and manage current and future regulatory standards and expectations, or to quickly and effectively replace such employees, could negatively impact the Group’s results of operations, financial condition, prospects and level of employee engagement.

iv) Critical accounting estimates and judgements

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise judgement in applying relevant accounting policies. The key areas involving a higher degree of judgement or complexity, or areas where assumptions are significant to the consolidated and individual financial statements, include credit impairment charges for amortised cost assets, impairment and valuation of available for sale investments, calculation of current and deferred tax, fair value of financial instruments, valuation of provisions and accounting for pensions and post-retirement benefits. There is a risk that if the judgement exercised or the estimates or assumptions used subsequently turn out to be incorrect then this could result in significant loss to the Group, beyond that anticipated or provided for.

The further development of standards and interpretations under IFRS could also significantly impact the financial results, condition and prospects of the Group. For example, the introduction of IFRS 9 Financial Instruments is likely to have a material impact on the measurement and impairment of financial instruments held.

For more information please refer to Accounting Policy and Critical Estimates on pages 262 to 264.

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Risk review Material existing and emerging risks Material existing and emerging risks to the Group’s future performance

v) Legal, competition and regulatory matters

Legal disputes, regulatory investigations, fines and other sanctions relating to conduct of business and financial crime may negatively affect the Group’s results, reputation and ability to conduct its business.

The Group conducts diverse activities in a highly regulated global market and therefore is exposed to the risk of fines and other sanctions relating to the conduct of its business. In recent years there has been an increased willingness on the part of authorities to investigate past practices, vigorously pursue alleged breaches and impose heavy penalties on financial services firms; this trend is expected to continue. In relation to financial crime, a breach of applicable legislation and/or regulations could result in the Group or its staff being subject to criminal prosecution, regulatory censure and other sanctions in the jurisdictions in which it operates, particularly in the UK and US. Where clients, customers or other third parties are harmed by the Group’s conduct this may also give rise to legal proceedings, including class actions, particularly in the US. Other legal disputes may also arise between the Group and third parties relating to matters such as breaches, enforcement of legal rights or obligations arising under contracts, statutes or common law. Adverse findings in any such matters may result in the Group being liable to third parties seeking damages, or may result in the Group’s rights not being enforced as intended.

Details of material legal, competition, and regulatory matters to which the Group is currently exposed are set out in Note 29 Legal, Competition and Regulatory Matters. In addition to those material ongoing matters, the Group is engaged in numerous other legal proceedings in various jurisdictions which arise in the ordinary course of business, as well as being subject to requests for information, investigations and other reviews by regulators and other authorities in connection with business activities in which the Group is or has been engaged. In light of the uncertainties involved in legal, competition and regulatory matters, there can be no assurance that the outcome of a particular matter or matters will not be material to the Group’s results of operations or cash flow for a particular period, depending on, among other things, the amount of the loss resulting from the matter(s) and the amount of income otherwise reported for the period.

The outcome of material legal, competition and regulatory matters, both those to which the Group is currently exposed and any others which may arise in the future, is difficult to predict. However, it is likely that in connection with any such matters the Group will incur significant expense, regardless of the ultimate outcome, and one or more of such matters could expose the Group to any of the following: substantial monetary damages and/or fines; remediation of affected customers and clients; other penalties and injunctive relief; additional litigation; criminal prosecution in certain circumstances; the loss of any existing agreed protection from prosecution; regulatory restrictions on the Group’s business including the withdrawal of authorisations; increased regulatory compliance requirements; suspension of operations; public reprimands; loss of significant assets or business; a negative effect on the Group’s reputation; loss of investor confidence; and/or dismissal resignation of key individuals.

There is also a risk that the outcome of any legal, competition or regulatory matters in which the Group is involved may give rise to changes in law or regulation as part of a wider response by relevant law makers and regulators. An adverse decision in any one matter, either against the Group or another financial institution facing similar claims, could lead to further claims against the Group.

vi) Risks arising from regulatory change and scrutiny

The financial services industry continues to be the focus of significant regulatory change and scrutiny which may adversely affect the Group’s business, financial performance, capital and risk management strategies.

a) Regulatory change

The Group, in common with much of the financial services industry, continues to be subject to significant levels of regulatory change and increasing scrutiny in many of the countries in which it operates (including, in particular, the UK and the US and in light of its significant investment banking operations). This has led to a more intensive approach to supervision and oversight, increased expectations and enhanced requirements, including with regard to: (i) capital, liquidity and leverage requirements (for example arising from Basel III and CRD IV); (ii) structural reform and recovery and resolution planning; and (iii) market infrastructure reforms such as the clearing of over-the-counter derivatives. As a result, regulatory risk will continue to be a focus of senior management attention and consume significant levels of business resources. Furthermore, this more intensive approach and the enhanced requirements, uncertainty and extent of international regulatory coordination as enhanced supervisory standards are developed and implemented may adversely affect the Group’s business, capital and risk management strategies and/or may result in the Group deciding to modify its legal entity structure, capital and funding structures and business mix or to exit certain business activities altogether or to determine not to expand in areas despite their otherwise attractive potential.

For further information see Regulatory Developments in the section on Supervision and Regulation.

b) Additional PRA supervisory expectations, including changes to CRD IV (emerging risk)

The Group’s results and ability to conduct its business may be negatively affected by changes to CRD IV or additional supervisory expectations.

To protect financial stability the Financial Policy Committee of the Bank of England (FPC) has legal powers to make recommendations about the application of prudential requirements. In addition, it may, for example, be given powers to direct the PRA and FCA to adjust capital requirements through Sectoral Capital Requirements (SCR). Directions would apply to all UK banks and building societies, rather than to the Group specifically. The FPC issued its review of the leverage ratio in October 2014 containing a requirement of a minimum leverage ratio of 3% to supersede the previous PRA expectation of a 3% leverage ratio. That review also introduced a supplementary leverage ratio for G-SIBs to be implemented from 2016 and countercyclical leverage ratio buffers would be implemented at the same time as countercyclical buffers are implemented for RWA purposes.

Changes to CRD IV requirements, UK regulators’ interpretations of them, or additional supervisory expectations, either individually or in aggregate, may lead to unexpected enhanced requirements in relation to the Group’s capital, leverage, liquidity and funding ratios or alter the way such ratios are calculated. This may result in a need for further management actions to meet the changed requirements, such as: increasing capital or liquidity resources, reducing leverage and risk weighted assets; modifying legal entity structure (including with regard to issuance and deployment of capital and funding for the Group); changing the Group’s business mix or exiting other businesses; and/or undertaking other actions to strengthen the Group’s position.

c) Market infrastructure reforms

The European Market Infrastructure Regulation (EMIR) introduces requirements to improve transparency and reduce the risks associated with the derivatives market. Certain of these requirements came into force in 2013 and 2014 and still more will become effective in 2015. EMIR requires EU-established entities that enter into any form of derivative contract to: report every derivative contract entered into to a trade repository; implement new risk management standards for all bilateral over-the-counter derivative trades that are not cleared by a central counterparty; and clear, through a central counterparty, over-the-counter derivatives that are subject to a mandatory clearing obligation (although this clearing obligation will only apply to certain counterparties).

CRD IV aims to complement EMIR by applying higher capital requirements for bilateral, over-the-counter derivative trades. Lower capital requirements for cleared trades are only available if the central counterparty is recognised as a ‘qualifying central counterparty’, which has been authorised or recognised under EMIR (in accordance with related binding technical standards). Further significant market infrastructure reforms will be introduced by amendments to the EU Markets in Financial Instruments Directive that are expected to be implemented in 2016.

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In the US, the Dodd-Frank Act also mandates that many types of derivatives that were previously traded in the over-the-counter markets must be traded on an exchange or swap execution facility and must be centrally cleared through a regulated clearing house. In addition, participants in these markets are now made subject to Commodity Futures Trading Commission (CFTC) and Securities and Exchange Commission (SEC) regulation and oversight.

It is possible that other additional regulations, and the related expenses and requirements, will increase the cost of and restrict participation in the derivative markets, thereby increasing the costs of engaging in hedging or other transactions and reducing liquidity and the use of the derivative markets.

Changes in regulation of the derivative markets could adversely affect the business of the Group and its affiliates in these markets and could make it more difficult and expensive to conduct hedging and trading activities, which could in turn reduce the demand for swap dealer and similar services of the Group and its subsidiaries. In addition, as a result of these increased costs, the new regulation of the derivative markets may also result in the Group deciding to reduce its activity in these markets.

d) Structural reform and bank recovery and resolution

A number of jurisdictions have enacted or are considering legislation and rulemaking that could have a significant impact on the structure, business risk and management of the Group and of the financial services industry more generally. Detailed information on the provisions set out below can be found in Regulatory Developments paragraphs in the section on Supervision and Regulation.

Key developments that are relevant to the Group include:

¡	The UK Financial Services (Banking Reform) Act 2013 (the Banking Reform Act), gives UK authorities the power to implement key recommendations of the Independent Commission on Banking, including the separation of the UK and EEA retail banking activities of the largest UK banks into a legally, operationally and economically separate and independent entity (so-called ‘ring fencing’). It is expected that banks will have to comply with these ring-fencing requirements from January 2019;

¡	The European Commission structural reform proposals of January 2014 (which are still in discussion) for a directive to implement recommendations of the EU High Level Expert Group Review (the Liikanen Review). The directive would apply to EU globally significant financial institutions;

¡	Implementation of the requirement to create a US intermediate holding company (IHC) structure to hold its US banking and non-banking subsidiaries, including Barclays Capital Inc., the Group’s US broker-dealer subsidiary. The IHC will generally be subject to supervision and regulation, including as to regulatory capital and stress testing, by the Federal Reserve Bank (FRB) as if it were a US bank holding company of comparable size. The Group will be required to form its IHC by 1 July 2016. The IHC will be subject to the US generally applicable minimum leverage capital requirement (which is different than to Basel III international leverage ratio, including to the extent that the generally applicable US leverage ratio does not include off-balance sheet exposures) starting 1 January 2018. The Group continues to evaluate the implications of the FRB’s IHC final rules (issued in February 2014) for the Group. Nevertheless, the Group currently believes that, in the aggregate, the final rules (and, in particular, the leverage requirements in the final rules that will be applicable to the IHC in 2018) are likely to increase the operational costs and capital requirements and/or require changes to the business mix of the Group’s US operations, which ultimately may have an adverse effect on the Group’s overall result of operations; and

¡	Implementation of the so-called ‘Volcker Rule’ under the Dodd-Frank Act. The Volcker Rule, once fully effective, will prohibit banking entities, including Barclays PLC, Barclays Bank PLC and their various subsidiaries and affiliates from undertaking certain ‘proprietary trading’ activities and will limit the sponsorship of, and investment in, private equity funds and hedge funds, in each case broadly defined, by such entities. The rules will also require the Group to develop an extensive compliance and monitoring programme (both inside and outside of the US), subject to various executive officer attestation requirements, addressing proprietary trading and covered fund activities, and the Group therefore expects compliance costs to increase. The final rule is highly complex and its full impact will not be known with certainty until market practices and structures develop under it. Subject entities are generally required to be in compliance with the prohibition on proprietary trading and the requirement to develop an extensive compliance programme by July 2015 (with certain provisions subject to possible extensions).

These laws and regulations and the way in which they are interpreted and implemented by regulators may have a number of significant consequences, including changes to the legal entity structure of the Group, changes to how and where capital and funding is raised and deployed within the Group, increased requirements for loss-absorbing capacity within the Group and/or at the level of certain legal entities or sub-groups within the Group and potential modifications to the business mix and model (including potential exit of certain business activities). These and other regulatory changes and the resulting actions taken to address such regulatory changes, may have an adverse impact on the Group’s profitability, operating flexibility, flexibility of deployment of capital and funding, return on equity, ability to pay dividends and/or financial condition. It is not yet possible to predict the detail of such legislation or regulatory rulemaking or the ultimate consequences to the Group which could be material.

e) Regulatory action in the event of a bank failure

The UK Banking Act 2009, as amended (the Banking Act) provides for a regime to allow the Bank of England (or, in certain circumstances, HM Treasury) to resolve failing banks in the UK. Under the Banking Act, these authorities are given powers to make share transfer orders and property transfer orders. Following the Banking Reform Act the authorities will also have at their disposal a statutory bail-in power. This bail-in power, when it is made available to the UK resolution authority, will enable it to recapitalise a failed institution by allocating losses to its shareholders and unsecured creditors. The bail-in power will enable the UK resolution authority to cancel liabilities or modify the terms of contracts for the purposes of reducing or deferring the liabilities of the bank under resolution and the power to convert liabilities into another form (e.g. shares). In addition to the bail-in power, the powers granted to the relevant UK resolution authority under the Banking Act include the power to: (i) direct the sale of the relevant financial institution or the whole or part of its business on commercial terms without requiring the consent of the shareholders or complying with the procedural requirements that would otherwise apply; (ii) transfer all or part of the business of the relevant financial institution to a ‘bridge bank’ (a publicly controlled entity); and (iii) transfer the impaired or problem assets of the relevant financial institution to an asset management vehicle to allow them to be managed over time. The EU Bank Recovery and Resolution Directive (BRRD) contains provisions similar to the Banking Act on a European level, many of which augment and increase the powers available to regulators in the event of a bank failure. Further, parallel developments at international level may result in increased risks for banks, for example the Financial Stability Board (FSB) proposals for harmonising key principles for TLAC globally.

If these powers were to be exercised (or there is an increased risk of exercise) in respect of the Group or any entity within the Group such exercise could result in a material adverse effect on the rights or interests of shareholders and creditors including holders of debt securities and/or could have a material adverse effect on the market price of shares and other securities issued by the Group. Such effects could include losses of shareholdings/associated rights including by the dilution of percentage ownership of the Group’s share capital, and may result in creditors, including debt holders, losing all or a part of their investment in the Group’s securities that could be subject to such powers.

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Risk review Material existing and emerging risks Material existing and emerging risks to the Group’s future performance

f) Recovery and resolution planning

There continues to be a strong regulatory focus on resolvability from international and UK regulators. The Group made its first formal Recovery and Resolution Plan (RRP) submissions to the UK and US regulators in mid-2012 and has continued to work with the relevant authorities to identify and address impediments to resolvability.

In the UK, RRP work is now considered part of continuing supervision. Removal of barriers to resolution will be considered as part of the PRA’s supervisory strategy for each firm, and the PRA can require firms to make significant changes in order to enhance resolvability.

In the US, Barclays is one of several systemically important banks (as one of the so-called “first wave filers”) required to file resolution plans with the Federal Reserve and the FDIC under provisions of the Dodd-Frank Act. The regulators provided feedback in August 2014 with respect to the 2013 resolution plans submitted by first wave filers. This feedback required such filers to make substantive improvements to their plans for filing in 2015 or face potential punitive actions which, in extremis, could lead to forced divestitures or reductions in operational footprints in the US. Barclays is working with its regulators to address these issues and will file its revised plan in June 2015. It is uncertain when or in what form US regulators will review and assess Barclays’ US resolution plan filing.

In South Africa, the South African Treasury and the South Africa Reserve Bank are considering material new legislation and regulation to adopt a resolution and depositor guarantee scheme in alignment with FSB principles. BAGL and Absa Bank will be subject to these schemes as they are adopted. It is not clear what shape these schemes will take or when they will be adopted, but current proposals for a funded deposit insurance scheme and for operational continuity could result in material new expense impacts for the BAGL group.

Whilst the Group believes that it is making good progress in reducing impediments to resolution, should the relevant authorities ultimately decide that the Group or any significant subsidiary is not resolvable, the impact of such structural changes (whether in connection with RRP or other structural reform initiatives) could impact capital, liquidity and leverage ratios, as well as the overall profitability of the Group, for example via duplicated infrastructure costs, lost cross-rate revenues and additional funding costs.

Conduct risk

Any inappropriate judgements or actions taken by the Group, in the execution of business activities or otherwise, may adversely impact the Group or its employees. In addition, any such actions may have a detrimental impact on the Group’s customers, clients or counterparties.

Such judgements or actions may negatively impact the Group in a number of ways including, for example, negative publicity and consequent erosion of reputation, loss of revenue, imposition of fines, litigation, higher scrutiny and/or intervention from regulators, regulatory or legislative action, loss of existing or potential client business, criminal and civil penalties and other damages, reduced workforce morale, and difficulties in recruiting and retaining talent. The Group may self-identify incidents of inappropriate judgement which might include non-compliance with regulatory requirements where consumers have suffered detriment leading to remediation of affected customers.

There are a number of areas where the Group has sustained financial and reputational damage from previous periods and where the consequences continued in 2014 and are likely to have further adverse effects in 2015 and possibly beyond. Further details on current regulatory investigations are provided in Note 29 Legal, Competition and Regulatory Matters.

As a global financial services firm, the Group is subject to the risks associated with money laundering, terrorist financing, bribery and corruption and economic sanctions and may be adversely impacted if it does not adequately mitigate the risk that its employees or third parties facilitate or that its products and services may be used to facilitate financial crime activities.

Furthermore, the Group’s brand may be adversely impacted from any association, action or inaction which is perceived by stakeholders to be inappropriate or unethical and not in keeping with the Group’s stated purpose and values.

Failure to appropriately manage these risks and the potential negative impact to the Group’s reputation may reduce, directly or indirectly, the attractiveness of the Group to stakeholders, including customers and clients. Furthermore, such a failure may undermine market integrity and result in detriment to the Group’s clients, customers, counterparties or employees leading to remediation of affected customers by the Group.

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Risk review Risk management

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The following pages provide an overview of the Group’s approach to risk management. A more comprehensive overview together with more specific information on Group policies can be found in Barclays PLC 2014 Pillar 3 Report or at barclays.com

Introduction

This section outlines the Group’s strategy for managing risk and how risk culture has been developed to ensure that there is a set of objectives and practices which are shared across the Group. It provides details of the Group’s governance, committee structure and how responsibilities are assigned.

Risk management strategy

The Group has clear risk management objectives and a well-established strategy to deliver them, through core risk management processes.

At a strategic level, the risk management objectives are to:

¡	Identify the Group’s significant risks;

¡	Formulate the Group’s risk appetite and ensure that the business profile and plans are consistent with it;

¡	Optimise risk/return decisions by taking them as closely as possible to the business, while establishing strong and independent review and challenge structures;

¡	Ensure that business growth plans are properly supported by effective risk infrastructure;

¡	Manage the risk profile to ensure that specific financial deliverables remain possible under a range of adverse business conditions; and

¡	Help executives improve the control and co-ordination of risk taking across the business.

A key element of setting clear management objectives is the Enterprise Risk Management Framework (ERMF), which sets out the activities, tools, techniques and organisational arrangements so that material risks facing the Group can be better identified and understood, and that appropriate responses are in place to protect Barclays and prevent detriment to its customers, employees or community. This will help the Group meet its goals, and enhance its ability to respond to new opportunities.

The aim of the risk management process is to provide a structured, practical and easily understood set of three steps, Evaluate, Respond and Monitor (the E-R-M process), that enables management to identify and assess those risks, determine the appropriate risk response, and then monitor the effectiveness of the risk response and changes to the risk profile.

1. Evaluate: risk evaluation must be carried out by those individuals, teams and departments that are best placed to identify and assess the potential risks, and include those responsible for delivering the objectives under review.

2. Respond: the appropriate risk response effectively and efficiently ensures that risks are kept within appetite, which is the level of risk that the Group is prepared to accept while pursuing its business strategy. There are three types of response: i) accept the risk but take the necessary mitigating actions such as using risk controls; ii) stop the existing activity/do not start the proposed activity; or iii) continue the activity but lay off risks to another party e.g. insurance.

3. Monitor: once risks have been identified and measured, and controls put in place, progress towards objectives must be tracked. Monitoring must be ongoing and can prompt re-evaluation of the risks and/or changes in responses. Monitoring must be carried out proactively and is wider than just ‘reporting’ and includes ensuring risks are being maintained within risk appetite, and checking that controls are functioning as intended and remain fit for purpose.

Barclays risk management strategy

The process is orientated around material risks impacting delivery of objectives, and is used to promote an efficient and effective approach to risk management. This three-step risk management process:

¡	Can be applied to every objective at every level in the bank, both top-down or bottom-up;

¡	Is embedded into the business decision making process;

¡	Guides the Group’s response to changes in the external or internal environment in which existing activities are conducted; and

¡	Involves all staff and all three lines of defence (see page 127).

Governance structure

Risk exists when the outcome of taking a particular decision or course of action is uncertain and could potentially impact whether, or how well, the Group delivers on its objectives.

The Group faces risks throughout its business, every day, in everything it does. Some risks are taken after appropriate consideration – like lending money to a customer. Other risks may arise from unintended consequences of internal actions, for example an IT system failure or poor sales practices. Finally, some risks are the result of events outside the Group but which impact its business – such as major exposure through trading or lending to a market counterparty which later fails.

All employees must play their part in the Group’s risk management, regardless of position, function or location. All employees are required to be familiar with risk management policies that are relevant to their activities, know how to escalate actual or potential risk issues, and have a role-appropriate level of awareness of the ERMF, risk management process and governance arrangements.

There are four key Board-level committees which review and monitor risk across the Group. These are: the Board; the Board Enterprise Wide Risk Committee; the Board Financial Risk Committee and the Board Conduct, Operational and Reputational Risk Committee.

The Board

One of the Board’s (Board of Directors of Barclays PLC) responsibilities is the approval of risk appetite, which is the level of risk the Group chooses to take in pursuit of its business objectives. The Chief Risk Officer regularly presents a report to the Board summarising developments in the risk environment and performance trends in the key portfolios. The Board is also responsible for the Internal Control and Assurance Framework (Group Control Framework). It oversees the management of the most significant risks through the regular review of risk exposures and related key controls. Executive management responsibilities relating to this are set out in the ERMF.

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Board oversight and flow of risk related information

The Board Enterprise Wide Risk Committee (BEWRC)

The BEWRC is a committee of the Board, from which it derives its authority and to which it regularly reports. The principal purpose of the Committee is to review, on behalf of the Board, management’s recommendations on risk, in particular:

¡	Consider and recommend to the Board the Group’s overall risk appetite;

¡	Review, on behalf of the Board, the Group’s overall risk profile;

¡	Satisfy itself on the design and completeness of the Group’s ERMF, including the Principal Risk categories; and

¡	Consider key enterprise wide risk themes.

BEWRC membership comprises the Group Chairman and Chairmen of the Board Audit Committee, Board Conduct, Operational and Reputational Risk Committee, Board Financial Risk Committee and Board Remuneration Committee. The Group Chief Executive Officer (CEO), Group Chief Risk Officer (CRO), Group Finance Director, Head of Compliance, General Counsel and Chief Internal Auditor are mandatory attendees.

The Board Financial Risk Committee (BFRC)

The BFRC monitors the Group’s risk profile against the agreed financial appetite. Where actual performance differs from expectations, the actions being taken by management are reviewed to ensure that the BFRC is comfortable with them. After each meeting, the Chair of the BFRC prepares a report for the next meeting of the Board. All members are non-executive Directors. The Group Finance Director and the Chief Risk Officer attend each meeting as a matter of course.

The BFRC receives regular and comprehensive reports on risk methodologies and the Group’s risk profile including the key issues affecting each business portfolio and forward risk trends. The Committee also commissions in-depth analyses of significant risk topics, which are presented by the CRO or senior risk managers in the businesses. The Chair of the Committee prepares a statement each year on its activities.

The Board Conduct, Operational and Reputational Risk Committee (BCORR)

The BCORR was created to strengthen the Board-level governance over conduct risk and reputation matters. It reviews the effectiveness of the processes by which the Group identifies and manages conduct and reputation risk and considers whether business decisions will compromise the Group’s ethical policies or core business beliefs and values. It also considers the Group’s risk appetite statement for operational risk and evaluates the Group’s operational risk profile and operational risk monitoring.

In addition, the Board Audit and Board Remuneration Committees receive regular risk reports to assist them in the undertaking of their duties.

The Board Audit Committee (BAC)

The BAC receives, among other reports, quarterly reports on material control issues of significance, quarterly papers on accounting judgements (including impairment), and a half-yearly review of the adequacy of impairment allowances, which it reviews relative to the risk inherent in the portfolios, the business environment, the Group’s policies and methodologies and the performance trends of peer banks. The Chairman of the BAC also sits on the BFRC and BCORR.

The Board Remuneration Committee (RemCo)

The RemCo receives a detailed report on risk management performance from the BFRC, regular updates on the risk profile and proposals for the ex-ante risk adjustment. These inputs are considered in the setting of performance incentives.

Summaries of the relevant business, professional and risk management experience of the Directors of the Board are given in the Board of Directors section on page 34. The terms of reference and additional details on membership activities for each of the principal Board Committees are available from the Corporate Governance section at: barclays.com/corporategovernance.

The CRO manages the independent Risk function and chairs the Financial Risk Committee (FRC) and the Operational Risk and Control Committee (ORCC), which monitor the Group’s financial and non-financial risk profile relative to established risk appetite.

The Group Treasurer heads the Group Treasury function and chairs the Treasury Committee which manages the Group’s liquidity, maturity transformation and structural interest rate exposure through the

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setting of policies and controls; monitors the Group’s liquidity and interest rate maturity mismatch; monitors usage of regulatory and economic capital; and has oversight of the management of the Group’s capital plan.

The Head of Compliance chairs the Conduct and Reputational Risk Committee (CRRC) which assesses quality of the application of the Reputation and Conduct Risk Control Frameworks. It also recommends risk appetite, sets policies to ensure consistent adherence to that appetite, and reviews known and emerging reputational and conduct related risks to consider if action is required.

The Enterprise Wide Risk Management Committee (EWRMC) was established by, and derives its authority from, the CRO. It supports the CRO in the provision of oversight and challenge of the systems and controls in respect of risk management. EWRMC membership includes the CRO, CEO, Group Finance Director, Group General Counsel, and Head of Compliance.

Risk governance and assigning responsibilities

Responsibility for risk management resides at all levels of the Group, from the Board and the Executive Committee down through the organisation to each business manager and risk specialist. These responsibilities are distributed so that risk/return decisions are: taken at the most appropriate level; as close as possible to the business and, subject to robust and effective review and challenge. The responsibilities for effective review and challenge reside at all levels.

The ERMF was introduced as part of the Transform programme and sets out the activities, tools, techniques and organisational arrangements to ensure that all material risks are identified and understood, and that appropriate responses are in place to protect the Group and prevent detriment to its customers, colleagues or community, enabling the Group to meets its goals, and enhance its ability to respond to new opportunities.

It covers those risks incurred by the Group that are foreseeable, continuous and material enough to merit establishing specific Group-wide control frameworks. These are known as Key Risks. See Principal Risks on page 141 for more information.

The ERMF is intended to be widely read with the aim of articulating a clear, consistent, comprehensive and effective approach for the management of all risks in the Group and creating the proper context for setting standards and establishing the right practices throughout the Group. The ERMF sets out a philosophy and approach that is applicable to the whole bank, all colleagues and to all types of risk and defines the roles and responsibilities of all employees with respect to risk management, including the CRO and the CEO. It also sets out specific requirements for key individuals, including the CRO and CEO, and the overall governance framework that will oversee its effective operation. See Risk Culture in Barclays PLC Pillar 3 Report for more information.

The EMRF supports risk management and control by ensuring that there is a:

¡	Sustainable and consistent implementation of the three lines of defence across all businesses and functions;

¡	Framework for the management of Principal Risks;

¡	Consistent application of Barclays’ risk appetite across all Principal Risks; and

¡	Clear and simple policy hierarchy.

Reporting and control

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Three lines of defence

The enterprise risk management process is the ‘defence’ and organising businesses and functions into three ‘lines’ enhances the E-R-M process by formalising independence and challenge, while still promoting collaboration and the flow of information between all areas. The three lines of defence operating model enables the Group to separate risk management activities:

First line: own and take risk, and implement controls

First line activities are characterised by:

¡	Ownership of and direct responsibility for the Group’s returns or elements of Barclays results;

¡	Ownership of major operations, systems and processes fundamental to the operation of the bank; and

¡	Direct linkage of objective setting, performance assessment and reward to P&L performance.

Second line: oversee and challenge the first line, provide second line risk management activity and support controls

Second line activities are characterised by:

¡	Oversight, monitoring and challenge of the first line of defence activities;

¡	Design, ownership or operation of Key Risk Control Frameworks impacting the activities of the first line of defence;

¡	Operation of certain second line risk management activities (e.g. work-outs); and

¡	No direct linkage of objective setting, performance assessment and reward to revenue (measures related to mitigation of losses and balancing risk and reward are permissible).

Third line: provide assurance that the E-R-M process is fit for purpose, and that it is being carried out as intended

Third line activities are characterised by:

¡	Providing independent and timely assurance to the Board and Executive Management over the effectiveness of governance, risk management and control.

Principal Risks

A Principal Risk comprises individual Key Risk types to allow for more granular analysis of the associated risk. As at 31 December 2014 the six Principal Risks were: i) Credit; ii) Market; iii) Funding; iv) Operational; v) Conduct; and vi) Reputation. For 2015, reputation risk will be recognised as a Key Risk within Conduct Risk given the close alignment between them and the fact that as separate Principal Risks they had a common Principal Risk Officer.

Risk management responsibilities are laid out in the ERMF, which covers the categories of risk in which the Group has its most significant actual or potential risk exposures. The ERMF: creates clear ownership and accountability; ensures the Group’s most significant risk exposures are understood and managed in accordance with agreed risk appetite and risk tolerances; and ensures regular reporting of both risk exposures and the operating effectiveness of controls.

Each Key Risk is owned by a senior individual known as the Key Risk Officer who is responsible for developing a risk appetite statement and overseeing and managing the risk in line with the ERMF. This includes the documentation, communication and maintenance of a risk control framework which makes clear, for every business across the firm, the mandated control requirements in managing exposures to that Key Risk. These control requirements are given further specification, according to the business or risk type, to provide a complete and appropriate system of internal control.

Business function heads are responsible for obtaining ongoing assurance that the key controls they have put in place to manage the risks to their business objectives are operating effectively. Reviews are undertaken on a six-monthly basis and support the regulatory requirement for the Group to make an annual statement about its system of internal controls. At the business level executive management hold specific Business Risk Oversight Meetings to monitor all Principal Risks.

Key Risk Officers report their assessments of the risk exposure and control effectiveness to Group-level oversight committees and their assessments form the basis of the reports that go to the:

Board Financial Risk Committee:

¡	Financial Risk Committee has oversight of Credit and Market Risks

¡	Treasury Committee has oversight of Funding Risk.

Board Conduct, Operational and Reputation Risk Committee:

¡	Operational Risk and Control Committee has oversight of all Operational Risk types, with the exception of Tax Risk, which is primarily overseen by the Tax Risk Committee

¡	Conduct and Reputation Risk Committee has oversight of the Conduct and Reputation Risks.

Each Key Risk Officer also undertakes an annual programme of risk-based conformance reviews. A conformance review is undertaken by individuals who are independent of the management team running the operations and assesses the quality of conformance testing.

The following sections provide an overview of each of the six Principal Risks together with details of the structure and organisation of the relevant management function and its roles and responsibilities including how the impact of the risk to the Group may be minimised.

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Risk review Risk management Credit risk management

Credit risk The risk of suffering financial loss should any of the Group’s customers, clients or market counterparties fail to fulfil their contractual obligations to the Group.

Overview

The granting of credit is one of the Group’s major sources of income and, as a significant risk, the Group dedicates considerable resources to its control. The credit risk that the Group faces arises mainly from wholesale and retail loans and advances together with the counterparty credit risk arising from derivative contracts entered into with clients. Other sources of credit risk arise from trading activities, including: debt securities, settlement balances with market counterparties, available for sale assets and reverse repurchase loans.

Credit risk management objectives are to:

¡	Maintain a framework of controls to ensure credit risk-taking is based on sound credit risk management principles;

¡	Identify, assess and measure credit risk clearly and accurately across the Group and within each separate business, from the level of individual facilities up to the total portfolio;
¡	Control and plan credit risk-taking in line with external stakeholder expectations and avoiding undesirable concentrations;

¡	Monitor credit risk and adherence to agreed controls; and

¡	Ensure that risk-reward objectives are met.

More information of the reporting of credit risk can be found in Barclays PLC Pillar 3 Report.

Organisation and structure

Wholesale and retail portfolios are managed separately to reflect the differing nature of the assets; wholesale balances tend to be larger and are managed on an individual basis while retail balances are larger in number but smaller in value and are, therefore, managed on a homogenous portfolio basis.

Responsibilities of credit risk management has been structured so that decisions are taken as close as possible to the business, while ensuring robust review and challenge of performance, risk infrastructure and strategic plans. The credit risk management teams in each business are accountable to the relevant business Chief Risk Officer who, in turn, reports to the CRO.

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Roles and responsibilities

The responsibilities of the credit risk management teams in the businesses, the sanctioning team and other shared services include: sanctioning new credit agreements (principally wholesale); setting the policies for approval of transactions (principally retail); monitoring risk against limits and other parameters; maintaining robust processes, data gathering, quality, storage and reporting methods for effective credit risk management; for wholesale portfolios performing effective turnaround and workout scenarios via dedicated restructuring and recoveries teams; for retail portfolios maintaining robust collections and recovery processes/units; and review and validation of credit risk measurement models.

For wholesale portfolios, credit risk approval is undertaken by experienced credit risk professionals operating within a clearly defined delegated authority framework, with only the most senior credit officers entrusted with the higher levels of delegated authority. The largest credit exposures are approved at the Credit Committee which is managed by the central risk function. In the wholesale portfolios, credit risk managers are organised in sanctioning teams by geography, industry and/or product.

The role of the Central Risk function is to provide Group-wide direction, oversight and challenge of credit risk-taking. Central risk sets the Credit Risk Control Framework, which provides a structure within which credit risk is managed together with supporting credit risk policies.

Credit risk mitigation

The Group employs a range of techniques and strategies to actively mitigate credit risks to which it is exposed. These can broadly be divided into three types: netting and set-off; collateral; and risk transfer.

Netting and set-off

In most jurisdictions in which the Group operates, credit risk exposures can be reduced by applying netting and set-off. In exposure terms, this credit risk mitigation technique has the largest overall impact on net exposure to derivative transactions compared with other risk mitigation techniques.

For derivative transactions, the Group’s normal practice is to enter into standard master agreements with counterparties (e.g. ISDA). These master agreements allow for netting of credit risk exposure to a counterparty resulting from a derivative transaction against the Group’s obligations to the counterparty in the event of default, to produce a lower net credit exposure. These agreements may also reduce settlement exposure (e.g. for foreign exchange transactions) by allowing for payments on the same day in the same currency to be set off against one another.

Collateral

The Group has the ability to call on collateral in the event of default of the counterparty, comprising:

¡	Home loans: a fixed charge over residential property in the form of houses, flats and other dwellings

¡	Wholesale lending: a fixed charge over commercial property and other physical assets, in various forms

¡	Other retail lending: includes charges over motor vehicles and other physical assets, second lien charges over residential property, and finance lease receivables

¡	Derivatives: the Group also often seeks to enter into a margin agreement (e.g. Credit Support Annex (CSA)) with counterparties with which the Group has master netting agreements in place

¡	Reverse repurchase agreements: collateral typically comprises highly liquid securities which have been legally transferred to the Group subject to an agreement to return them for a fixed price

¡	Financial guarantees and similar off-balance sheet commitments: cash collateral may be held against these arrangements

Risk transfer

A range of instruments including guarantees, credit insurance, credit derivatives and securitisation can be used to transfer credit risk from one counterparty to another. These mitigate credit risk in two main ways:

¡	If the risk is transferred to a counterparty which is more credit worthy than the original counterparty, then overall credit risk will have been reduced

¡	Where recourse to the first counterparty remains, both counterparties must default before a loss materialises. This will be less likely than the default of either counterparty individually so credit risk is reduced

Detailed policies are in place to ensure that credit risk mitigation is appropriately recognised and recorded and more information can be found in the Barclays PLC Pillar 3 Report.

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Risk review Risk management Market risk management

Market risk The risk of a reduction to earnings or capital due to volatility of the trading book positions or an inability to hedge the banking book balance sheet.

Overview

Traded market risk

Traded market risk arises primarily as a result of client facilitation in wholesale markets, involving market making activities, risk management solutions and execution of syndications. Upon execution of a trade with a client, the Group will look to hedge against the risk of the trade moving in an adverse direction. Mismatches between client transactions and hedges result in market risk due to changes in asset prices.

Non-traded market risk

Banking book operations generate non-traded market risk, primarily through interest rate risk arising from the sensitivity of net interest margins to changes in interest rates. The principal banking business PCB engages in internal derivative trades with Treasury to manage this interest rate risk to within its defined risk appetite, however, the businesses remain susceptible to market risk from four key sources:

¡	Prepayment risk: Balance run-off may be faster or slower than expected due to customer behaviour in response to general economic conditions or interest rates. This can lead to a mismatch between the actual balance of products and the hedges executed with Treasury based on initial expectations

¡	Recruitment risk: The volume of new business may be lower or higher than expected requiring the business to unwind or execute hedging transactions with Treasury at different rates than expected

¡	Residual risk and margin compression: The business may retain a small element of interest rate risk to facilitate the day-to-day management of customer business. Additionally, in the current low rate environment, deposits on which the Group sets the interest rate are exposed to margin compression. This is because for any further fall in base rate the Group must absorb an increasing amount of the rate move in its margin

¡	Lag risk: The risk of being unable to re-price products immediately after a change in interest rates due to mandatory notification periods. This is highly prevalent in managed rates saving products (e.g. Every Day Saver) where customers must be informed in writing of any planned reduction in their savings rate

Organisation and structure

Traded market risk in the business resides primarily in Investment Bank, Group Treasury, Africa Banking and Non-Core. These businesses have the mandate to incur traded market risk. Non-traded market risk is mostly incurred in PCB and Barclaycard.

Pension risk

The Group maintains a number of defined benefit pension schemes for past and current employees. The ability of the pension fund to meet the projected pension payments is maintained principally through investments.

Pension risk arises because the estimated market value of the pension fund assets might decline; or their investment returns might reduce; or the estimated value of the pension liabilities might increase. The Group monitors the market risks arising from its defined benefit pension schemes, and works with the trustees to address shortfalls. In these circumstances, the Group could be required or might choose to make extra contributions to the pension fund. The Group’s main defined benefit scheme was closed to new entrants in 2012.

Insurance risk

Insurance risk is solely managed within Africa Banking where four categories of insurance risk are recognised, namely short-term insurance underwriting risk, life insurance underwriting risk, life insurance mismatch risk and life and insurance investment risk.

Insurance risk arises when:

¡	Aggregate insurance premiums received from policyholders under a portfolio of insurance contracts are inadequate to cover the claims arising from those policies and the expenses associated with the management of the portfolio of policies and claims;

¡	Premiums are not invested to adequately match the duration, timing and size of expected claims; or

¡	Unexpected fluctuations in claims arise or when excessive exposure (e.g. in individual or aggregate exposures) relative to capacity is retained in the entity.

Insurance entities also incur market risk (on the investment of accumulated premiums and shareholder capital), credit risk (counterparty exposure on investments and reinsurance transactions), liquidity risk and operational risk from their investments and financial operations.

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Overview of the business market risk control structure

Organisation and structure

Traded market risk in the businesses resides primarily in the Investment Bank, Treasury, Africa Banking and BNC. The businesses have the mandate to incur traded market risk. Non-traded market risk is mostly incurred in PCB and Barclaycard.

Market risk oversight and challenge is provided by business committees, Group committees, including the Market Risk Committee and Group Market Risk. The chart above gives an overview of the business control structure.

Roles and responsibilities

The objectives of market risk management are to:

¡	Understand and control market risk by robust measurement, limit setting, reporting and oversight;

¡	Facilitate business growth within a controlled and transparent risk management framework;
¡	Ensure that traded market risk in the businesses resides primarily in certain areas, and that it is controlled according to the allocated appetite;

¡	Control non-traded market risk in line with approved appetite;

¡	Control insurance risk in line with approved appetite; and

¡	Support the BNC strategy of asset reductions by ensuring that it remains within agreed risk appetite.

To ensure the above objectives are met, a well-established governance structure is in place, whereby the risks are identified, assessed, controlled and reported throughout the organisation.

More information on market risk management can be found in Barclays PLC Pillar 3 Report.

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Risk review Risk management Funding and capital risk management

Funding risk

The ability of the Group to achieve its business plans may be adversely impacted if it does not effectively manage its capital (including leverage) and liquidity ratios. Group Treasury manage funding risk on a day-to-day basis with the Group Treasury Committee acting as the principle management body.

In 2014, to ensure effective oversight and segregation of duties and in line with the ERMF, the Key Risk Officer duties and conformance responsibilities were transferred from Treasury to Risk.

An overview on how capital and liquidity risks are managed is covered below:

Capital risk
Capital risk is the risk that the Group has insufficient capital resources to:
■

Meet minimum regulatory requirements in the UK and in other jurisdictions such as the United States and South Africa where regulated activities are undertaken. The Group’s authority to operate as a bank is dependent upon the maintenance of adequate capital resources;

■	Support its credit rating. A weaker credit rating would increase the Group’s cost of funds; and
■	Support its growth and strategic options.

Overview

Organisation and structure

Capital management is integral to the Group’s approach to financial stability and sustainability management and is therefore embedded in the way businesses and legal entities operate. Capital demand and supply is actively managed on a centralised basis, at a business level, at a local entity level and on a regional basis taking into account the regulatory, economic and commercial environment in which Barclays operates.

Roles and responsibilities

The Group’s capital management strategy is driven by the strategic aims of the Group and the risk appetite set by the Board. The Group’s objectives are achieved through well embedded capital management practices:

Capital planning

Capital forecasts are managed on a top-down and bottom-up analysis through both short term (one year) and medium-term (three years) financial planning cycles. Barclays’ capital plans are developed with the objective of maintaining capital that is adequate in quantity and quality to support the Group’s risk profile, regulatory and business needs, including Transform financial commitments. As a result, the Group holds a diversified capital base that provides strong loss absorbing capacity and optimised returns.

Barclays’ capital plans are continually monitored against relevant internal target capital ratios to ensure they remain appropriate, and consider risks to the plan including possible future regulatory changes.

Local management ensures compliance with an entity’s minimum regulatory capital requirements by reporting to local Asset and Liability Committees with oversight by the Group’s Treasury Committee, as required.

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Regulatory requirements

Capital planning is set in consideration of minimum regulatory requirements in all jurisdictions in which the Group operates. Barclays’ regulatory capital requirements are determined by the PRA under the Basel III and CRD IV requirements.

Under these regulatory frameworks, capital requirements are set in consideration of the level of risk that the firm is exposed to which is measured through both risk-weighted assets (RWAs) and leverage.

Capital held to support the level of risk identified is set in consideration of minimum ratio requirements and internal buffers. Capital requirements are set to support the firm’s level of risk both on a going concern basis and in resolution.

Governance

The Group and legal entity capital plans are underpinned by the Capital Risk Framework, which includes capital management policies and practices approved by the Treasury Committee. These plans are implemented consistently in order to deliver on the Group objectives.

The Board approves the Group capital plan, stress tests and recovery plan. The Treasury Committee manages compliance with the Group’s capital management objectives. The Committee reviews actual and forecast capital demand and resources on a monthly basis. The Board Risk Committee annually reviews risk appetite and then analyses the impacts of stress scenarios on the Group capital forecast in order to understand and manage the Group’s projected capital adequacy.

Monitoring and managing capital

Capital is monitored and managed on an ongoing basis through:

Stress testing: internal stress testing is undertaken to quantify and understand the impact of sensitivities on the capital plan and capital ratios, arising from 1 in 7 year and 1 in 25 year stresses. Actual recent economic, market and peer institution stresses are used to inform the assumptions of the stress tests and assess the effectiveness of mitigations strategies.

The Group also undertakes stress tests prescribed by the PRA and ECB. Legal entities undertake stress tests prescribed by their local regulators. These stress tests inform decisions on the size and quality of capital buffer required and the results are incorporated into the Group capital plan to ensure adequacy of capital under normal and severe, but plausible, stressed conditions.

Risk mitigation: as part of the stress testing process actions are identified that should be taken to mitigate the risks that could arise in the event of material adverse changes in the current economic and business outlook.

As an additional layer of protection, the Barclays Recovery Plan defines the actions and implementation strategies available for the Group to increase or preserve capital resources in the event that stress events are more extreme than anticipated. In addition, the strong regulatory focus on resolvability has continued in 2014, from both UK and international regulators. The Group continues to work with the authorities on recovery and resolution planning (RRP), and the detailed practicalities of the resolution process, including the provision of information that would be required in the event of a resolution, so as to enhance Barclays’ resolvability.

Senior management awareness and transparency: Treasury works closely with Central Risk, businesses and legal entities to support a proactive approach to identifying sources of capital ratio volatilities which are considered in the Group’s capital plan. Capital risks against firm-specific and macroeconomic early warning indicators are monitored and reported to the Treasury Committee, associated with clear escalation channels to senior management.

Capital management information is readily available at all times to support the Executive Managements strategic and day-to-day business decision making, as may be required.

The Group submits its Board approved ICAAP document to the PRA on an annual basis, which forms the basis of the Individual Capital Guidance (ICG) set by the PRA.

Capital allocation: capital allocations are approved by the Group Executive Committee and monitored by the Treasury Committee, taking into consideration the risk appetite, growth and strategic aims of the Group. Barclays Bank PLC (BBPLC) is the primary source of capital to its legal entities. Regulated legal entities are, at a minimum, allocated adequate capital to meet their current and forecast regulatory and business requirements.

Transferability of capital: the Group’s policy is for surplus capital held in Group entities to be repatriated to BBPLC in the form of dividends and/or capital repatriation, subject to local regulatory requirements, exchange controls and tax implications. This approach provides optimal flexibility on the re-deployment of capital across legal entities. The Group is not aware of any material impediments to the prompt transfer of capital resources, in line with the above policy, or repayment of intra-Group liabilities when due.

More information on capital risk management can be found in Barclays PLC Pillar 3 document pages 158 and 159.

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Risk review Risk management Liquidity risk management

Liquidity risk

The risk that the firm, although solvent, either does not have sufficient financial resources available to enable it to meet its obligations as they fall due, or can secure such resources only at excessive cost. This also results in a firm’s inability to meet regulatory liquidity requirements. This risk is inherent in all banking operations and can be affected by a wide range of Group-specific and market-wide events.

Overview

Liquidity risk is recognised as a Key Risk within funding risk. Efficient management of liquidity is essential to the Group in retaining the confidence of the financial markets and ensuring that the business is sustainable. Liquidity risk is managed through the Liquidity Risk Management Framework (the Liquidity Framework) which is designed to maintain liquidity resources that are sufficient in amount and quality, and a funding profile, appropriate to maintain market confidence in the Group’s name and meet the liquidity risk appetite as expressed by the Board.

This is achieved via a combination of policy formation, review and governance, analysis, stress testing, limit setting and monitoring. Together, these meet internal and regulatory requirements.

Organisation and structure

Barclays Treasury operates a centralised governance control process that covers all of the Group’s liquidity risk management activities. As required under the Enterprise Risk Management Framework the Treasury Key Risk Officer (KRO) approves the Liquidity Framework under which the treasury function operates. The Treasury KRO reports into the Head of Financial Risk (Principal Risk Officer) and has an independent reporting line to the risk function. The Liquidity Framework is subject to annual review. The Liquidity Framework describes liquidity policies and controls that the Group has implemented to manage liquidity risk within the Liquidity Risk Appetite.

The Board sets the Group’s Liquidity Risk Appetite (LRA), being the level of risk the Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations. The Treasury Committee is responsible for the management and governance of the mandate defined by the Board and includes the following sub-committees:

¡	The Funding and Liquidity Risk Committee is responsible for the review, challenge and recommendation of the Liquidity Framework to the Treasury Committee; and

¡	The Liquidity Management Committee, which is responsible for managing the liquidity of the Group through a liquidity event.

Liquidity risk management framework

The Group has a comprehensive Liquidity Framework for managing the Group’s liquidity risk. The Liquidity Framework describes liquidity policies and controls that the Group has implemented to manage liquidity risk within the LRA. The Liquidity Framework is designed to deliver the appropriate term and structure of funding consistent with the LRA set by the Board.

Liquidity is monitored and managed on an on-going basis through:

Risk appetite and planning: established LRA together with the appropriate limits for the management of liquidity risk. This is the level of liquidity risk the Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations.

Liquidity limits: management of limits on a variety of on and off-balance sheet exposures and these serve to control the overall extent and composition of liquidity risk taken by managing exposure to the cash outflows.

Internal pricing and incentives: active management of the composition and duration of the balance sheet and of contingent liquidity risk through the transfer of liquidity premium directly to the businesses.

Early warning indicators: monitoring of a range of market indicators for early signs of liquidity risk in the market or specific to Barclays. These are designed to immediately identify the emergence of increased liquidity risk to maximise the time available to execute appropriate mitigating actions.

Contingency Funding Plan: maintenance of a Contingency Funding Plan (CFP) which is designed to provide a framework where a liquidity stress could be effectively managed. The CFP provides a communication plan and includes management actions to respond to liquidity stresses of varying severity.

Recovery Resolution Plan: in accordance with the requirements of the PRA Rulebook: Recovery & Resolution, Barclays has developed a Group Recovery Plan. The key objectives are to provide the Group with a range of options to ensure the viability of the firm in a stress, set consistent Early Warning Indicators and to enable the Group to be adequately prepared to respond to stressed conditions. The Group continues to work closely with the PRA on developing the resolution plan.

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Risk review Risk management Operational risk management

Operational risk

Any instance where there is a potential or actual impact to the Group resulting from inadequate or failed internal processes, people, systems, or from an external event. The impacts to the Group can be financial, including losses or an unexpected financial gain, as well as non-financial such as customer detriment, reputational or regulatory consequences.

Overview

The management of operational risk has two key objectives to:

¡	Minimise the impact of losses suffered, both in the normal course of business (small losses) and from extreme events (large losses); and

¡	Improve the effective management of the Group and strengthen its brand and external reputation.

The Group is committed to the management and measurement of operational risk and was granted a waiver by the FSA (now the PRA) to operate an Advanced Measurement Approach (AMA) for operational risk, which commenced in January 2008. The majority of the Group calculates regulatory capital requirements using AMA (93% of capital requirements); however, in specific areas, the Basic Indicator Approach (7%) is applied. The Group works to benchmark its internal operational risk management and measurement practices with peer banks and to drive the further development of advanced techniques.

Organisation and structure

The Group is committed to operating within a strong system of internal control that enables business to be transacted and risk taken without exposing itself to unacceptable potential losses or reputational damage. The key elements of the Group’s system of internal control, which is aligned to the recommendations of the Committee of Sponsoring Organizations of the Treadway Commission’s (COSO) Internal Control – Integrated Framework, are set out in the risk control frameworks relating to each of the Group’s Key Risks and in the Group Operational Risk Framework.

Operational risk comprises a number of specific Key Risks defined as follows:

¡	Cyber security: risk of loss or detriment to the Group’s business and customers as a result of actions committed or facilitated through the use of networked information systems

¡	External supplier: inadequate selection and ongoing management of external suppliers

¡	Financial reporting: reporting misstatement or omission within external financial or regulatory reporting

¡	Fraud: dishonest behaviour with the intent to make a gain or cause a loss to others

¡	Information: inadequate protection of the Group’s information in accordance with its value and sensitivity

¡	Legal: failure to identify and manage legal risks

¡	Payments: failure in operation of payments processes

¡	People: inadequate people capabilities, and/or performance/reward structures, and/or inappropriate behaviours

¡	Premises and security: unavailability of premises (to meet business demand) and/or safe working environments, and inadequate protection of physical assets, employees and customers against external threats

¡	Taxation: failure to comply with tax laws and practice which could lead to financial penalties, additional tax charges or reputational damage

¡	Technology: failure to develop and deploy secure, stable and reliable technology solutions

¡	Transaction operations: failure in the management of critical transaction processes

In order to ensure complete coverage of the potential adverse impacts on the Group arising from operational risk, the operational risk taxonomy extends beyond the operational key risks listed above to cover areas included within conduct risk. For more information on conduct risk please see pages 137 and 138.

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Risk review Risk management Operational risk management

Roles and responsibilities

The prime responsibility for the management of operational risk and the compliance with control requirements rests with the business and functional units where the risk arises. The Operational Risk function acts in a second line of defence capacity and provides oversight and challenge of the business operational risk profile escalating issues as appropriate.

The Head of Operational Risk is responsible for establishing, owning and maintaining an appropriate Group-wide Operational Risk Framework and for overseeing the portfolio of Operational Risk across the Group. The Operational Risk & Control Committee (OR&CC) is the senior executive body responsible for the oversight and challenge of operational risk and the control environment. Depending on their nature, the outputs of the OR&CC are presented to the BCORR or the BAC.

At the business level, operational risk is monitored by executive management through specific meetings which cover governance, risk and control. Businesses are required to report their operational risks on both a regular and an event-driven basis. The reports include a profile of the material risks that may threaten the achievement of their objectives and the effectiveness of key controls, material control issues, operational risk events and a review of scenarios and capital.

Operational risk management is represented at these business meetings and provides specific risk input into the issues highlighted and the overall risk profile of the business. Operational risk issues escalated from these meetings are considered at the OR&CC and from time to time businesses are required to present a deep-dive of their operational risk and control environment. The committee then considers material control issues and their effective remediation. On control issues the OR&CC additionally presents to the BAC.

Specific reports are prepared by businesses, Key Risk Officers and Operational Risk on a regular basis for OR&CC, BCORR and BAC.

Risk and control self-assessments and key indicators

The Group identifies and assesses all material risks within each business and evaluates the key controls in place to mitigate those risks. Managers in the businesses use self-assessment techniques to identify risks, evaluate the effectiveness of key controls in place, and assess whether the risks are effectively managed within business risk appetite. The businesses are then able to make decisions on what, if any, action is required to reduce the level of risk to the Group. These risk assessments are monitored on a regular basis to ensure that each business continually understands the risks it faces.

Key indicators (KIs) are metrics which allow the Group to monitor its operational risk profile. KIs include measurable thresholds that reflect the risk appetite of the business and are monitored to alert management when risk levels exceed acceptable ranges or risk appetite levels and drive timely decision-making and actions.

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Risk review Risk management Conduct risk management

Conduct risk The risk that detriment is caused to customers, clients, counterparties or the Group because of inappropriate judgement in the execution of the Group’s business activities.

Overview

The Group defines, manages and mitigates conduct risk with the goal of providing good customer outcomes and protecting market integrity. The Group has defined 10 outcomes which are positive indicators that it is delivering good customer outcomes and protecting market integrity:

¡	Culture places customer interests at the heart of strategy, planning, decision making and judgements

¡	Strategy is to develop long-term banking relationships with customers by providing products and services that meet their needs and do not cause detriment

¡	Does not disadvantage or exploit customers, customer segments or markets, and does not distort market competition

¡	Proactively identifies conduct risks and intervenes before they crystallise by managing, escalating and mitigating them promptly

¡	Products, services and distribution channels are designed, monitored and managed to provide value, accessibility, transparency, and to meet the needs of customers

¡	Provides banking products and services that meet customers’ expectations and perform as represented. Representations are accurate and comprehensible so customers understand the products and services they are purchasing

¡	Addresses any customer detriment and dissatisfaction in a timely and fair manner

¡	Safeguards the privacy of personal data

¡	Does not conduct or facilitate market abuse

¡	Does not conduct or facilitate financial crime

Organisation and structure

The Conduct and Reputational Risk Committee (CRRC) is a sub-committee of the BCORR. The principal purpose of the CRRC is to review and monitor the effectiveness of Barclays’ management of Conduct and Reputation Risk. The Conduct Risk Committee (CRC) is a senior executive body responsible for the oversight and challenge of Conduct Risk and the control environment within Barclays. The outputs of the CRC are presented to the CRRC and the BCORR.

In addition, specific committees monitor conduct risk and the control environment at the business level.

Roles and responsibilities

The Conduct Risk Principal Risk Framework (PRF) comprises a number of elements that allow the Group to manage and measure its conduct risk profile. The PRF is implemented across the Group:

¡	Vertically, through an organisational structure that requires all businesses to implement and operate their own conduct risk framework that meets the requirements detailed within the ERMF

¡	Horizontally, with Group Key Risk Officers (KROs) required to monitor information relevant to their Key Risk from each element of the Conduct Risk PRF

The primary responsibility for managing conduct risk and compliance with control requirements is with the business where the risk arises. The Conduct Risk Accountable Executive for each business is responsible for ensuring the implementation of, and compliance with, the Group Conduct Risk framework.

The Conduct Principal Risk Owner is responsible for owning and maintaining an appropriate Group-wide Conduct Risk PRF and for overseeing Group-wide Conduct Risk management.

Businesses are required to report their conduct risks on both a quarterly and an event-driven basis. The quarterly reports detail conduct risks inherent within the business strategy and include forward-looking horizon-scanning analysis as well as backward-looking evidence-based indicators from both internal and external sources.

Business-level reports are reviewed within Compliance. Compliance then creates Group-level reports for consideration by CRC, CRRC and BCORR. The Group periodically assesses its management of conduct risk through independent audits and addresses issues identified.

Event-driven reporting consists of any risks or issues that breach certain thresholds for severity and probability. Any such risks or issues must be promptly escalated to the business and the appropriate KRO.

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Risk review Risk management Conduct risk management

Management of conduct risk

Conduct risk management includes the following elements:

Conduct material risk assessments: accountable executives must complete a top-down assessment of their business model and strategy. The analysis should take into consideration both internal (e.g. historic and current business strategy and banking activities) and external factors (e.g. economic and regulatory environment). This must identify all conduct risks arising from the business model, strategy or banking activity and must include recommendations and management actions to address the conduct risks identified. These assessments must then be presented to Business Risk Oversight Committees. These assessments are reflected in Conduct Risk Reports.

Conduct risk appetite: conduct risk is a non-financial risk and is intrinsic in all of Barclays’ banking activities. There is no appetite for customer detriment resulting from inappropriate judgements in the execution of its business activities. Conduct risk appetite is aligned to the Group Risk Appetite Framework. BCORR considers and recommends to the Board for approval, via the BEWRC, the Group’s conduct risk appetite statement.

Conduct risk reporting: accountable executives must produce a quarterly Conduct Risk Report which documents their businesses’ approach to understand, monitor, manage and control conduct risk.

Risk and issue reporting: risk and issue reporting provides additional senior management visibility of any conduct risks or issues that breach certain severity and probability thresholds. Thresholds have been set across the Group; any risk or issue that breaches these must be reported to BCORR (via CRRC). In addition, any risks or issues that breach more significant probability thresholds must also be escalated promptly to the business and the appropriate KRO.

Business conduct performance management information: businesses are expected to evaluate how effectively they are managing conduct risks including against metrics that align with the Key Risk Frameworks and the 10 outcomes. Barclays is developing a range of business-specific and Group metrics and measures, which will further improve its ability to monitor and assess the identification and management of conduct risks.

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Risk review Risk management Reputation risk management

Reputation risk

The risk of damage to the Group’s brand arising from any association, action or inaction which is perceived by stakeholders (e.g. customers, clients, colleagues, shareholders, regulators, opinion formers) to be inappropriate or unethical.

Overview

Damage to the Group’s brand and consequent erosion of reputation reduces the attractiveness of the Group to stakeholders and may lead to negative publicity, loss of revenue, regulatory or legislative action, loss of existing and potential client business, reduced workforce morale and difficulties in recruiting talent. Ultimately it may destroy shareholder value.

Reputation risk may arise in many different ways, for example:

¡	Failure to act in good faith and in accordance with the Group’s values and code of conduct

¡	Failure (real or perceived) to comply with the law or regulation, or association (real or implied) with illegal activity

¡	Failures in corporate governance, management or technical systems

¡	Failure to comply with internal standards and policies

¡	Association with controversial sectors or clients

¡	Association with controversial transactions, projects, countries or governments

¡	Association with controversial business decisions, including but not restricted to, decisions relating to: products (in particular new products), delivery channels, promotions/advertising, acquisitions, branch representation, sourcing/supply chain relationships, staff locations, treatment of financial transactions

¡	Association with poor employment practices.

In each case, the risk may arise from failure to comply with either stated or expected norms, which are likely to change over time, so an assessment of reputation risk cannot be static. If not managed effectively, stakeholder expectations of responsible corporate behaviour will not be met.

The Group designated reputation risk as a Principal Risk and developed procedures and resources, including the Reputation Risk Principal and Key Risk Framework (the Framework), to support businesses and functions in dealing with reputation risks arising in their areas of activity. This Framework is aligned to the overarching Group ERMF. In 2015 reputation risk has been re-designated as a Key Risk under the Conduct Risk Principal Risk.

The Framework sets out what is required to ensure reputation risk is managed effectively and consistently across the bank. Reputation risk is by nature pervasive and can be difficult to quantify, requiring more subjective judgement than many other risks. The Framework is designed explicitly in the light of that subjectivity and, together with supporting tools, policies and procedures, provides an holistic view of how the Group managed reputation risk during the year.

The following policies, tools and guidance support the Group’s businesses and functions in implementing the requirements of the Framework:

¡	The Barclays Way (Code of Conduct) sets out in one place what it means to work in the Group and the standards and behaviours expected of all colleagues. It gives examples of how the Barclays Values should be put into practice in decision-making and highlights the responsibility of individuals to challenge poor practice whenever and wherever it occurs

¡	The Barclays Guide outlines the Group’s governance framework and contains information about how the Group organises, manages and governs itself

¡	Reputation Risk Appetite is the level of risk that the Group is prepared to accept while pursuing its business strategy, recognising a range of possible outcomes as business plans are implemented

¡	The Barclays Lens is an assessment tool made up of five simple questions designed to ensure that the interests of customers, clients, shareholders and communities are taken into account in the decisions made every day. The Lens is applied alongside other decision-making tools to help the Group move beyond legal, regulatory and compliance concerns to consider broader societal impacts and opportunities.

Organisation and structure

The reputation risk governance structure links the Board of Barclays Bank PLC, senior management and other fora to create a vehicle for the oversight of reputation risk. The CRRC is the designated Key Risk forum for reputation risk.

The Group Reputational Committee is a sub-committee of the CRRC, from which it derives its authority. It has license to investigate any matters within its responsibilities and obtain information as required from any employee of the Group, and to make decisions to resolve reputation issues escalated to it.

Each business (and functions where appropriate) has a clearly defined procedure for escalation of reputation risks as part of their risk oversight process. This includes a reputation risk sub-committee (or equivalent) of their Executive Committee, which has representation from appropriate specialists e.g. the Head of Communications. Business Risk Oversight Committee meetings consider all Principal Risks, and reputation risk as a Key Risk under conduct risk, as they relate to the associated businesses or region.

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Risk review Risk management Reputation risk management

Roles and responsibilities

The principal responsibility for managing reputation risk lies with each business and function and, firstly, with the individuals responsible for making decisions that could impact Barclays’ reputation. There will, however, be circumstances where it is necessary to escalate the evaluation of the reputation risk associated with particular decisions beyond an individual, business or function.

The Group’s businesses and functions escalate material reputation risk issues to the Group Reputation Committee via their risk oversight processes, which have a specified means of considering reputation-related issues on an ad hoc basis as they arise (e.g. a reputation risk sub-committee or equivalent). Issues may merit escalation due to: i) the degree of risk involved; ii) the fact that the issue sets a significant precedent; or iii) the fact that the issue impacts on more than one of the Group’s businesses.

Each business (and function/region where appropriate) submits quarterly KRI reports to the Group reputation risk team, highlighting their most significant current and potential reputation risks and issues and how they are being managed. Reputation risk reporting takes the following forms:

¡	Quarterly reporting of key reputation risks via Business Risk Oversight Committees to Group Reputation Committee and CRRC

¡	Six-monthly reputation risk horizon scan reports, including current and emerging priority reputation risks to BCORR

¡	Ad hoc review of identified reputationally controversial issues/ transactions/relationships by business reputation committees, with escalation to Group Reputation Committee, where required.

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Risk review Risk performance

Maintaining our risk profile at an acceptable and appropriate level is essential to ensure our continued performance. This section provides a review of the performance of the Group in 2014 for each of the six Principal Risks, which are credit, market, funding, operational, conduct, and reputation risks.

For a more detailed breakdown on our Risk review and Risk management contents please see pages 113 and 114.
Where appropriate, prior year disclosures have been restated to reflect the new structure of the Group adopted in May 2014.

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Risk review Risk performance

Credit risk

Analysis of credit risk

Credit risk is the risk of the Group suffering financial loss if any of its customers, clients, or market counterparties fails to fulfil their contractual obligations to the Group.

This section details the Group’s credit risk profile and provides information on the Group’s exposure to loans and advances to customer and banks, maximum exposures with collateral held, and net impairment charges raised in the year. It provides information on balances that are categorised as credit risk loans, balances in forbearance, as well as exposure to and performance metrics for specific portfolios and asset types.

Key metrics

¡	Credit impairment charges in 2014 were 29% lower than 2013:

-£0.2bn Group Core

Lower charges reflected improved performance in the majority of businesses
-£0.1bn Retail Core

Lower charges in key PCB portfolios reflecting better economic conditions in the UK, and in South African mortgage portfolio
-£0.1bn Wholesale Core

Lower charge in Corporate Banking reflected one-off releases and lower defaults from large UK corporates
-£0.7bn Non-Core

Lower charge reflected non-recurrence of large single name loss in 2013, releases in the wholesale portfolio, and improved recoveries and lower delinquencies in the European mortgage portfolios

¡	Loans and advances to customers and banks decreased by 1% in 2014
¡	The loan loss rate fell to 46bps

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Credit risk is the risk of the Group suffering financial loss if any of its customers, clients, or market counterparties fails to fulfil their contractual obligations to the Group.

All disclosures in this section (pages 143 to 173) are unaudited unless otherwise stated

Overview

Credit risk represents a significant risk to the Group and mainly arises from exposure to wholesale and retail loans and advances together with the counterparty credit risk arising from derivative contracts entered into with clients, and a summary of performance may be found below.

This section provides an analysis of areas of particular interest or potentially of higher risk, including: i) balance sheet, including the maximum exposure, and collateral, and loans and advances; ii) areas of concentrations, including the eurozone; iii) exposure to and performance metrics for specific portfolios and assets types, including home loans, credit cards and UK commercial real estate; iv) exposure and performance of loans on concession programmes, including forbearance; v) problem loans, including credit risk loans (CRLs); and vi) impairment, including impairment stock and management adjustments to model outputs.

More details of the topics covered in the section may be found in the credit risk section of the contents on page 113. Please see risk management section on pages 123 to 140 for details of governance, policies and procedures.

Summary of performance in the period

Credit impairment charges in 2014 fell 29% to £2.2bn, as performance improved in core UK and US portfolios reflecting economic growth and falling unemployment and low inflation in both regions. The economy in South Africa remains under pressure as economic growth contracted with prolonged strike actions in the mining and engineering industries and persistent electricity shortages. The Eurozone economies are also under pressure with growth prospects in the southern European countries remaining fragile and susceptible to external shocks.

The level of CRLs reduced by 30% to £9.3bn principally due to a reduction in balances in BNC as Spanish loans were reclassified as held for sale. The coverage ratios for home loans, unsecured retail portfolios and corporate loans remain broadly in line with expected severity rates for these types of portfolios.

Net loans and advances to customers and banks were stable at £470bn reflecting a decrease in Non-Core balances offset by increases across the majority of other businesses.

Lower loan impairment charges coupled with broadly stable loan balances resulted in the loan loss rate falling to 46bps (2013: 64bps). This reflects the stable or improving performance trends across the majority of the portfolios and is the lowest annual rate since 1998 and significantly below the longer-term average.

Analysis of the Balance Sheet

Group’s maximum exposure and collateral and other credit enhancements held

Basis of preparation

The following tables present a reconciliation between the Group’s maximum exposure and its net exposure to credit risk; reflecting the financial effects of collateral, credit enhancements and other actions taken to mitigate the Group’s exposure.

For financial assets recognised on the balance sheet, maximum exposure to credit risk represents the balance sheet carrying value after allowance for impairment. For off-balance sheet guarantees, the maximum exposure is the maximum amount that the Group would have to pay if the guarantees were to be called upon. For loan commitments and other credit related commitments that are irrevocable over the life of the respective facilities, the maximum exposure is the full amount of the committed facilities.

This and subsequent analyses of credit risk include only financial assets subject to credit risk. They exclude other financial assets not subject to credit risk, mainly equity securities held for trading, as available for sale or designated at fair value, and traded commodities. Assets designated at fair value in respect of linked liabilities to customers under investment contracts have also not been included as the Group is not exposed to credit risk on these assets. Credit losses in these portfolios, if any, would lead to a reduction in the linked liabilities and not result in a loss to the Group. For off-balance sheet exposures certain contingent liabilities not subject to credit risk such as performance guarantees are excluded.

The Group mitigates the credit risk to which it is exposed through netting and set-off, collateral and risk transfer. Further detail on the Group’s policies to each of these forms of credit enhancement is presented on pages 144 and 145.

Overview

As at 31 December 2014, the Group’s net exposure to credit risk after taking into account netting and set-off, collateral and risk transfer increased 4% to £746bn. The maximum exposure and the level of mitigation held remained broadly stable. Overall, the extent to which the Group holds mitigation against its total exposure reduced slightly to 53% (2013: 54%).

Of the remaining exposure left unmitigated, a significant portion relates to cash held at central banks, available for sale debt securities issued by governments, cash collateral and settlement balances, all of which are considered lower risk. Trading portfolio liability positions, which to a significant extent economically hedge trading portfolio assets but which are not held specifically for risk management purposes, are excluded from the analysis. The credit quality of counterparties to derivative, available for sale and wholesale loan assets are predominantly investment grade. Further analysis on the credit quality of assets is presented on pages 146 and 147.

Where collateral is obtained in the event of default, the Group does not, as a rule, use such assets for its own operations and they are usually sold on a timely basis. The carrying value of assets held by the Group as at 31 December 2014 as a result of the enforcement of collateral was £161m (2013: £234m).

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Risk review Risk performance

Credit risk

Maximum exposure and effects of collateral and other credit enhancements (audited)

	Maximum	Netting and	Collateral		Risk	Net
	exposure	set-off	Cash	Non-cash	transfer	exposure
As at 31 December 2014	£m	£m	£m	£m	£m	£m
On-balance sheet:
Cash and balances at central banks	39,695	–	–	–	–	39,695
Items in the course of collection from other banks	1,210	–	–	–	–	1,210
Trading portfolio assets:
Debt securities	65,997	–	–	–	–	65,997
Traded loans	2,693	–	–	–	–	2,693
Total trading portfolio assets	68,690	–	–	–	–	68,690
Financial assets designated at fair value:
Loans and advances	20,198	–	(48)	(6,657)	(291)	13,202
Debt securities	4,448	–	–	–	–	4,448
Reverse repurchase agreements	5,236	–	–	(4,803)	–	433
Other financial assets	469	–	–	–	–	469
Total financial assets designated at fair value	30,351	–	(48)	(11,460)	(291)	18,552
Derivative financial instruments	439,909	(353,631)	(44,047)	(8,231)	(6,653)	27,347
Loans and advances to banks	42,111	(1,012)	–	(3,858)	(176)	37,065
Loans and advances to customers:
Home loans	166,974	–	(274)	(164,389)	(815)	1,496
Credit cards, unsecured and other retail lending	69,022	–	(954)	(16,433)	(1,896)	49,739
Corporate loans	191,771	(9,162)	(620)	(40,201)	(5,122)	136,666
Total loans and advances to customers	427,767	(9,162)	(1,848)	(221,023)	(7,833)	187,901
Reverse repurchase agreements and other similar secured lending	131,753	–	–	(130,135)	–	1,618
Available for sale debt securities	85,539	–	–	(938)	(432)	84,169
Other assets	1,680	–	–	–	–	1,680
Total on-balance sheet	1,268,705	(363,805)	(45,943)	(375,645)	(15,385)	467,927

Off-balance sheet:
Contingent liabilities	21,263	–	(781)	(848)	(270)	19,364
Documentary credits and other short term trade related transactions	1,091	–	(6)	(8)	(3)	1,074
Forward starting reverse repurchase agreements	13,856	–	–	(13,841)	–	15
Standby facilities, credit lines and other commitments	276,315	–	(457)	(17,385)	(793)	257,680
Total off-balance sheet	312,525	–	(1,244)	(32,082)	(1,066)	278,133

Total	1,581,230	(363,805)	(47,187)	(407,727)	(16,451)	746,060

144 | Barclays PLC Annual Report 2014	barclays.com/annualreport

Maximum exposure and effects of collateral and other credit enhancements (audited)

	Maximum	Netting and	Collateral		Risk	Net
	exposure	set-off	Cash	Non-cash	transfer	exposure
As at 31 December 2013	£m	£m	£m	£m	£m	£m

On-balance sheet:

Cash and balances at central banks	45,687	–	–	–	–	45,687

Items in the course of collection from other banks	1,282	–	–	–	–	1,282

Trading portfolio assets:
Debt securities	84,560	–	–	–	–	84,560
Traded loans	1,647	–	–	–	–	1,647

Total trading portfolio assets	86,207	–	–	–	–	86,207

Financial assets designated at fair value:
Loans and advances	18,695	–	–	(6,840)	(301)	11,554
Debt securities	842	–	–	–	–	842
Reverse repurchase agreements	5,323	–	–	(5,006)	–	317
Other financial assets	678	–	–	–	–	678

Total financial assets designated at fair value	25,538	–	–	(11,846)	(301)	13,391

Derivative financial instruments	350,300	(279,802)	(36,733)	(7,888)	(8,830)	17,047

Loans and advances to banks	39,422	(1,012)	–	(3,798)	(391)	34,221

Loans and advances to customers:
Home loans	179,527	–	(239)	(176,014)	(941)	2,333
Credit cards, unsecured and other retail lending	70,378	(8)	(1,182)	(18,566)	(2,243)	48,379
Corporate loans	184,332	(9,366)	(775)	(42,079)	(7,572)	124,540

Total loans and advances to customers	434,237	(9,374)	(2,196)	(236,659)	(10,756)	175,252

Reverse repurchase agreements and other similar secured lending	186,779	–	–	(184,896)	–	1,883

Available for sale debt securities	91,298	–	–	(777)	–	90,521

Other assets	1,998	–	–	–	–	1,998

Total on-balance sheet	1,262,748	(290,188)	(38,929)	(445,864)	(20,278)	467,489

Off-balance sheet:
Contingent liabilities	19,675	–	(1,081)	(950)	(556)	17,088
Documentary credits and other short term trade related transactions	780	–	(3)	(35)	(4)	738
Forward starting reverse repurchase agreements	19,936	–	–	(19,565)	–	371
Standby facilities, credit lines and other commitments	254,855	–	(1,220)	(20,159)	(2,529)	230,947

Total off-balance sheet	295,246	–	(2,304)	(40,709)	(3,089)	249,144

Total	1,557,994	(290,188)	(41,233)	(486,573)	(23,367)	716,633

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Risk review Risk performance

Credit risk

The Group’s approach to manage and represent credit quality

Asset credit quality

All loans and advances are categorised as either ‘neither past due nor impaired’, ‘past due but not impaired’, or ‘past due and impaired’, which includes restructured loans. For the purposes of the disclosures in the balance sheet credit quality section below and the analysis of loans and advances and impairment section (page 148):

¡	A loan is considered past due when the borrower has failed to make a payment when due under the terms of the loan contract

¡	The impairment allowance includes allowances against financial assets that have been individually impaired and those subject to collective impairment

¡	Loans neither past due nor impaired consist predominantly of wholesale and retail loans that are performing. These loans, although unimpaired, may carry an unidentified impairment

¡	Loans that are past due but not impaired consist predominantly of wholesale loans that are past due but individually assessed as not being impaired. These loans, although individually assessed as unimpaired, may carry an unidentified impairment provision

¡	Impaired loans that are individually assessed consist predominantly of wholesale loans that are past due and for which an individual allowance has been raised

¡	Impaired loans that are collectively assessed consist predominantly of retail loans that are one day or more past due for which a collective allowance is raised. Wholesale loans that are past due, individually assessed as unimpaired, but which carry an unidentified impairment provision, are excluded from this category.

Home loans and credit card receivables that are subject to forbearance in the retail portfolios are included in the collectively assessed impaired loans column in the tables in the analysis of loans and advances and impairment section (page 148). Included within wholesale loans that are designated as neither past due nor impaired is a portion of loans that have been subject to forbearance or similar strategies as part of the Group’s ongoing relationship with clients. The loans will have an internal rating reflective of the level of risk to which the Group is exposed, bearing in mind the circumstances of the forbearance, the overall performance and prospects of the client. Loans on forbearance programmes will typically, but not always, attract a higher risk rating than similar loans which are not. A portion of wholesale loans under forbearance is included in the past due but not impaired column, although not all loans subject to forbearance are necessarily impaired or past due. Where wholesale loans under forbearance have been impaired, these form part of individually assessed impaired loans.

The Group uses the following internal measures to determine credit quality for loans that are performing:

Default Grade	Retail lending Probability of default	Wholesale lending Probability of default	Credit Quality Description

1-3	0.0-0.60%	0.0-0.05%	Strong
4-5		0.05-0.15%
6-8		0.15-0.30%
9-11		0.30-0.60%

12-14	0.60-10.00%	0.60-2.15%	Satisfactory
15-19		2.15-11.35%

20-21	10.00%+	11.35%+	Higher Risk

For loans that are performing, these descriptions can be summarised as follows:

Strong: there is a very high likelihood of the asset being recovered in full.

Satisfactory: while there is a high likelihood that the asset will be recovered and therefore, of no cause for concern to the Group, the asset may not be collateralised, or may relate to retail facilities, such as credit card balances and unsecured loans, which have been classified as satisfactory, regardless of the fact that the output of internal grading models may have indicated a higher classification. At the lower end of this grade there are customers that are being more carefully monitored, for example, corporate customers which are indicating some evidence of some deterioration, mortgages with a high loan to value, and unsecured retail loans operating outside normal product guidelines.

Higher risk: there is concern over the obligor’s ability to make payments when due. However, these have not yet converted to actual delinquency. There may also be doubts over value of collateral or security provided. However, the borrower or counterparty is continuing to make payments when due and is expected to settle all outstanding amounts of principal and interest.

Loans that are past due are monitored closely, with impairment allowances raised as appropriate and in line with the Group’s impairment policies. These loans are all considered higher risk for the purpose of this analysis of credit quality.

Debt securities

For assets held at fair value, the carrying value on the balance sheet will include, among other things, the credit risk of the issuer. Most listed and some unlisted securities are rated by external rating agencies. The Group mainly uses external credit ratings provided by Standard & Poor’s or Moody’s. Where such ratings are not available or are not current, the Group will use its own internal ratings for the securities.

Balance sheet credit quality

The following tables present the credit quality of Group assets exposed to credit risk.

Overview

As at 31 December 2014, the ratio of the Group’s assets classified as strong improved to 84% (2013: 83%) of total assets exposed to credit risk.

Traded assets remained mostly investment grade with the following proportions being categorised as strong; 94% (2013: 95%) of total derivative financial instruments, 91% (2013: 95%) of debt securities held for trading and 98% (2013: 96%) of debt securities held as available for sale. The credit quality of counterparties to reverse repurchase agreements held at amortised cost remained broadly stable at 78% (2013: 76%). The credit risk of these assets is significantly reduced as balances are largely collateralised.

146 | Barclays PLC Annual Report 2014	barclays.com/annualreport

In the loan portfolios, 86% (2013: 85%) of home loans to customers are measured as strong. The majority of credit card, unsecured and other retail lending remained satisfactory, reflecting the unsecured nature of a significant proportion of the balance, comprising 71% (2013: 71%) of the total. The credit quality profile of the Group’s wholesale lending improved with counterparties rated strong increasing to 72% (2013: 70%), primarily due to increases in collateral balances generally rated strong in the Investment Bank.

Further analysis of debt securities by issuer and issuer type, and netting and collateral arrangements on derivative financial instruments is presented on pages 165 and 166 respectively.

Balance sheet credit quality (audited)

As at 31 December 2014	Strong (including investment grade) £m	Satisfactory (BB+ to B) £m	Higher risk (B- and below) £m	Maximum exposure to credit risk £m	Strong (including investment grade) %	Satisfactory (BB+ to B) %	Higher risk (B- and below) %	Maximum exposure to credit risk %

Cash and balances at central banks	39,695	–	–	39,695	100%	0%	0%	100%

Items in the course of collection from other banks	1,134	47	29	1,210	94%	4%	2%	100%

Trading portfolio assets:
Debt securities	60,290	5,202	505	65,997	91%	8%	1%	100%
Traded loans	446	1,935	312	2,693	16%	72%	12%	100%

Total trading portfolio assets	60,736	7,137	817	68,690	89%	10%	1%	100%

Financial assets designated at fair value:
Loans and advances	18,544	844	810	20,198	92%	4%	4%	100%
Debt securities	4,316	130	2	4,448	97%	3%	0%	100%
Reverse repurchase agreements	4,876	346	14	5,236	93%	7%	0%	100%
Other financial assets	269	168	32	469	57%	36%	7%	100%

Total financial assets designated at fair value	28,005	1,488	858	30,351	92%	5%	3%	100%

Derivative financial instruments	414,980	24,387	542	439,909	94%	6%	0%	100%

Loans and advances to banks	39,453	1,651	1,007	42,111	94%	4%	2%	100%

Loans and advances to customers:
Home loans	143,700	13,900	9,374	166,974	86%	8%	6%	100%
Credit cards, unsecured and other retail lending	15,369	49,255	4,398	69,022	23%	71%	6%	100%
Corporate loans	137,102	42,483	12,186	191,771	72%	22%	6%	100%

Total loans and advances to customers	296,171	105,638	25,958	427,767	69%	25%	6%	100%

Reverse repurchase agreements and other similar secured lending	102,609	29,142	2	131,753	78%	22%	0%	100%

Available for sale debt securities	84,405	498	636	85,539	98%	1%	1%	100%

Other assets	1,336	282	62	1,680	79%	17%	4%	100%

Total assets	1,068,524	170,270	29,911	1,268,705	84%	13%	3%	100%

As at 31 December 2013
Cash and balances at central banks	45,687	–	–	45,687	100%	0%	0%	100%

Items in the course of collection from other banks	1,218	51	13	1,282	95%	4%	1%	100%

Trading portfolio assets:
Debt securities	80,190	3,633	737	84,560	95%	4%	1%	100%
Traded loans	526	700	421	1,647	32%	42%	26%	100%

Total trading portfolio assets	80,716	4,333	1,158	86,207	94%	5%	1%	100%

Financial assets designated at fair value:
Loans and advances	17,020	1,017	658	18,695	91%	5%	4%	100%
Debt securities	403	36	403	842	48%	4%	48%	100%
Reverse repurchase agreements	4,492	794	37	5,323	84%	15%	1%	100%
Other financial assets	255	191	232	678	38%	28%	34%	100%

Total financial assets designated at fair value	22,170	2,038	1,330	25,538	87%	8%	5%	100%

Derivative financial instruments	331,541	18,042	717	350,300	95%	5%	0%	100%

Loans and advances to banks	36,030	2,354	1,038	39,422	91%	6%	3%	100%

Loans and advances to customers:
Home loans	153,299	14,373	11,855	179,527	85%	8%	7%	100%
Credit cards, unsecured and other retail lending	14,728	50,100	5,550	70,378	21%	71%	8%	100%
Corporate loans	128,309	46,263	9,760	184,332	70%	25%	5%	100%

Total loans and advances to customers	296,336	110,736	27,165	434,237	68%	26%	6%	100%

Reverse repurchase agreements and other similar secured lending	141,861	44,906	12	186,779	76%	24%	0%	100%

Available for sale debt securities	87,888	1,354	2,056	91,298	96%	2%	2%	100%

Other assets	1,598	340	60	1,998	80%	17%	3%	100%

Total assets	1,045,045	184,154	33,549	1,262,748	83%	14%	3%	100%

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Risk review Risk performance Credit risk

As the principal source of credit risk to the Group, loans and advances to customers and banks is analysed in detail below:

Loans and advances to customers and banks

Loan quality has improved in 2014 reflected by a lower loan loss rate, while balances increased most notably in Home Loans

Analysis of loans and advances and impairment to customers and banks
	Gross L&A £m	Impairment allowance £m	L&A net of impairment £m	Credit risk loans £m	CRLs % of gross L&A %	Loan impairment charges £m [a]	Loan loss rates bps
As at 31 December 2014
Personal & Corporate Banking	145,114	971	144,143	2,064	1.4	263	18
Africa Banking	21,334	681	20,653	1,093	5.1	295	138
Barclaycard	38,376	1,815	36,561	1,765	4.6	1,183	308
Barclays Core	204,824	3,467	201,357	4,922	2.4	1,741	85
Barclays Non-Core	20,259	428	19,831	1,209	6.0	151	75
Total Group Retail	225,083	3,895	221,188	6,131	2.7	1,892	84
Investment Bank	106,377	44	106,333	71	0.1	(14)	(1)
Personal & Corporate Banking	79,622	668	78,954	1,630	2.0	219	28
Africa Banking	16,312	246	16,066	665	4.1	54	33
Head Office and Other Operations	3,240	–	3,240	–	–	–	–
Barclays Core	205,551	958	204,593	2,366	1.2	259	13
Barclays Non-Core	44,699	602	44,097	841	1.9	53	12
Total Group Wholesale	250,250	1,560	248,690	3,207	1.3	312	12
Group Total	475,333	5,455	469,878	9,338	2.0	2,204	46
Traded loans	2,693	n/a	2,693
Loans and advances designated at fair value	20,198	n/a	20,198
Loans and advances held at fair value	22,891	n/a	22,891
Total loans and advances	498,224	5,455	492,769

As at 31 December 2013
Personal & Corporate Banking	140,742	1,325	139,417	2,703	1.9	357	25
Africa Banking	21,586	674	20,912	1,205	5.6	388	180
Barclaycard	33,024	1,517	31,507	1,541	4.7	1,096	332
Barclays Core	195,352	3,516	191,836	5,449	2.8	1,841	94
Barclays Non-Core	40,867	856	40,011	2,118	5.2	320	78
Total Group Retail	236,219	4,372	231,847	7,567	3.2	2,161	91
Investment Bank	104,468	–	104,468	–	–	(30)	(3)
Personal & Corporate Banking	77,674	701	76,973	1,861	2.4	264	34
Africa Banking	15,793	352	15,441	722	4.6	89	56
Head Office and Other Operations	3,072	–	3,072	–	–	(3)	(10)
Barclays Core	201,007	1,053	199,954	2,583	1.3	320	16
Barclays Non-Core	43,691	1,833	41,858	3,148	7.2	581	133
Total Group Wholesale	244,698	2,886	241,812	5,731	2.3	901	37
Group Total	480,917	7,258	473,659	13,298	2.8	3,062	64
Traded loans	1,647	n/a	1,647
Loans and advances designated at fair value	18,695	n/a	18,695
Loans and advances held at fair value	20,342	n/a	20,342
Total loans and advances	501,259	7,258	494,001

Loans and advances to customers and banks at amortised cost net of impairment decreased to £469.9bn (2013: £473.7bn):

¡	Non-Core decreased £17.9bn to £63.9bn driven by reclassification of Spanish loans now held for sale and a reduction in Europe Retail driven by a run-off of assets;

¡	PCB increased £6.7bn to £223.1bn due to mortgage growth, resulting from increased market activity, and higher Corporate lending balances; and

¡	Barclaycard increased £5.1bn reflecting growth across all geographies, including the impact of promotional offers and the acquisition of portfolios in the US.

CRLs decreased £4.0bn to £9.3bn primarily due to a reduction within Non-Core of £3.2bn to £2.1bn as a result of the reclassification of Spanish loans now held for sale and a write-off of a single name exposure.

Loan impairment charges improved 28% to £2.2bn due to the non-recurrence of impairments on single name exposures, impairment releases on the wholesale portfolio as a result of confirmation on Government subsidies in the renewable energy sector and improved performance in Europe, primarily due to improved recoveries and delinquencies in the mortgages portfolio. This led to a decrease in the loan loss rate to 46bps (2013: 64bps).

Note

a Excluding impairment charges on available for sale investments and reverse repurchase agreements.

148 | Barclays PLC Annual Report 2014	barclays.com/annualreport

Analysis of gross loans & advances by product
	Home Loans £m	Credit cards, unsecured and other retail lending £m	Corporate Loans £m	Group Total £m
As at 31 December 2014
Personal & Corporate Banking	136,022	23,837	64,877	224,736
Africa Banking	12,959	8,375	16,312	37,646
Barclaycard	–	38,376	–	38,376
Investment Bank	–	–	106,377	106,377
Head Office and Other Operations	–	–	3,240	3,240
Total Core	148,981	70,588	190,806	410,375
Barclays Non-Core	18,540	1,779	44,639	64,958
Group Total	167,521	72,367	235,445	475,333

As at 31 December 2013
Personal & Corporate Banking	132,833	25,636	59,947	218,416
Africa Banking	13,615	8,321	15,443	37,379
Barclaycard	–	33,024	–	33,024
Investment Bank	–	–	104,468	104,468
Head Office and Other Operations	–	–	3,072	3,072
Total Core	146,448	66,981	182,930	396,359
Barclays Non-Core	33,867	7,000	43,691	84,558
Group Total	180,315	73,981	226,621	480,917

Analysis of the concentration of credit risk

A concentration of credit risk exists when a number of counterparties are located in a geographical region or are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Group implements limits on concentrations in order to mitigate the risk. The analyses of credit risk concentrations presented below are based on the location of the counterparty or customer or the industry in which they are engaged. Further detail on the Group’s policies with regard to managing concentration risk is presented on page 190.

Geographic concentrations

As at 31 December 2014, the geographic concentration of the Group’s assets remained broadly consistent with 2013. 38% (2013: 37%) of the exposure is concentrated in the UK, 22% (2013: 23%) in Europe and 31% (2013: 29%) in the Americas.

For balance sheet assets, the most significant change in concentrations was for cash held at central banks. A significant reduction in Europe was noted, primarily with the European Central Bank, following the change in composition of the liquidity pool with the Bank of England and the Federal Reserve. Balances in the UK and US contributed a higher proportion of the total as a result. Overall reverse repurchase agreements have decreased due to reduced matched book trading and a focus on reducing the leveraged balance sheet. This is reflected in balances within the Americas, UK and Europe.

Information on exposures to Eurozone countries is presented on pages 150 to 154.

Credit risk concentrations by geography (audited)
As at 31 December 2014	United Kingdom £m	Europe £m	Americas £m	Africa and Middle East £m	Asia £m	Total £m
On-balance sheet:
Cash and balances at central banks	13,770	12,224	9,365	2,161	2,175	39,695
Items in the course of collection from other banks	644	158	–	408	–	1,210
Trading portfolio assets	12,921	15,638	31,061	2,498	6,572	68,690
Financial assets designated at fair value	21,274	1,591	3,986	2,999	501	30,351
Derivative financial instruments	133,400	147,421	129,771	2,332	26,985	439,909
Loans and advances to banks	7,472	12,793	13,227	3,250	5,369	42,111
Loans and advances to customers	241,543	60,018	76,561	39,241	10,404	427,767
Reverse repurchase agreements and other similar secured lending	20,551	22,655	81,368	928	6,251	131,753
Available for sale debt securities	22,888	33,368	22,846	4,770	1,667	85,539
Other assets	837	–	232	483	128	1,680
Total on-balance sheet	475,300	305,866	368,417	59,070	60,052	1,268,705

Off-balance sheet:
Contingent liabilities	10,222	2,542	5,517	2,757	225	21,263
Documentary credits and other short-term trade related transactions	851	36	–	186	18	1,091
Forward starting reverse repurchase agreements	4,462	5,936	701	2	2,755	13,856
Standby facilities, credit lines and other commitments	108,025	34,886	116,343	14,911	2,150	276,315
Total off-balance sheet	123,560	43,400	122,561	17,856	5,148	312,525
Total	598,860	349,266	490,978	76,926	65,200	1,581,230

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Risk review Risk performance Credit risk

Credit risk concentrations by geography (audited)

As at 31 December 2013	United Kingdom £m	Europe £m	Americas £m	Africa and Middle East £m	Asia £m	Total £m

On-balance sheet:
Cash and balances at central banks	7,307	29,983	4,320	2,111	1,966	45,687
Items in the course of collection from other banks	756	242	–	284	–	1,282
Trading portfolio assets	15,936	21,040	37,113	2,165	9,953	86,207
Financial assets designated at fair value	17,487	2,632	3,399	1,372	648	25,538
Derivative financial instruments	108,095	114,931	98,568	2,904	25,802	350,300
Loans and advances to banks	6,457	12,510	10,468	2,553	7,434	39,422
Loans and advances to customers	236,686	74,021	70,661	39,584	13,285	434,237
Reverse repurchase agreements and other similar secured lending	34,027	32,820	102,922	1,887	15,123	186,779
Available for sale debt securities	29,540	33,816	20,189	5,875	1,878	91,298
Other assets	917	380	260	324	117	1,998

Total on-balance sheet	457,208	322,375	347,900	59,059	76,206	1,262,748

Off-balance sheet:
Contingent liabilities	10,349	2,475	4,521	2,110	220	19,675
Documentary credits and other short-term trade related transactions	496	121	–	163	–	780
Forward starting reverse repurchase agreements	5,254	3,903	4,753	4	6,022	19,936
Standby facilities, credit lines and other commitments	102,456	35,612	99,240	15,584	1,963	254,855

Total off-balance sheet	118,555	42,111	108,514	17,861	8,205	295,246

Total	575,763	364,486	456,414	76,920	84,411	1,557,994

Exposures to Eurozone countries (audited)

Overview

The Group recognises the credit and market risk resulting from the on-going volatility in the Eurozone and continues to monitor events closely while taking coordinated steps to mitigate the risks associated with the challenging economic environment. Risks associated with a potential partial break-up of the European Union (EU) include:

¡	Direct risk arising from sovereign default of a country exiting the EU and the impact on the economy of, and the Group’s counterparties in, that country;

¡	Indirect risk arising from the subsequent impact on the economy of, and the Group’s counterparties in, other Eurozone countries; and

¡	Indirect risk arising from credit derivatives that reference Eurozone sovereign debt (see page 154).

Contingency planning began in early 2012 based on a series of potential scenarios that might arise from an escalation in the crisis. Multiple tests have subsequently been run to establish the impact on customers, systems, processes and staff in the event of the most plausible scenarios. Where issues have been identified, appropriate remedial actions have been completed.

As a consequence of renewed concerns over a potential Greek exit from the Eurozone, these contingency plans have been reviewed and refreshed to ensure they remain effective. Whilst the Group’s net exposure to Greece is low, a risk of contagion spreading to other EU countries is evident and plans are in place for such a scenario.

During 2014, the Group’s net on-balance sheet exposures to Spain, Italy, Portugal, Ireland, Cyprus and Greece reduced by 18% to £43bn. This primarily reflects a reduction of 17% in exposures to Spain, Italy and Portugal as part of the Non-Core strategy. During 2014, the net funding mismatch decreased €1.7bn to €9.9bn in Italy and decreased €1.1bn to €1.9bn in Portugal. The surplus in Spain increased €1.2bn to €4.3bn. For Ireland there is no local balance sheet funding requirement by the Group as total liabilities in this country exceeds assets.

Net exposure to Greece was £27m (2013: £85m) with negligible net funding required from Group. On a gross basis exposure to Greece was £1,279m (2013: £906m) consisting of derivative assets with financial institutions. The exposure is mitigated by offsetting derivative liabilities and cash collateral.

Other emerging risks being monitored outside the Eurozone include Russia and China.

¡	Net exposure to Russia of £1,943m largely consists of loans and advances to financial institutions of £1,076m. Gross exposure to Russia was £3,776m including derivative assets with financial institutions. The gross exposure is mitigated by offsetting derivative liabilities

¡	Net exposure to China of £4,831m largely consists of loans and advances (mainly cash collateral and settlement balances) to sovereign (£1,664m) and financial institutions (£1,388m). The gross exposure to China excluding offsetting derivative liabilities was £4,999m.

Basis of preparation

The Group presents the direct balance sheet exposure to credit and market risk by country, with the totals reflecting allowance for impairment, netting and cash collateral held where appropriate.

Trading and derivatives balances relate to Investment Bank activities, principally as market-maker for government bond positions. Positions are held at fair value, with daily movements taken through profit and loss:

¡	Trading assets and liabilities are presented by issuer type, whereby positions are netted to the extent allowable under IFRS. Where liability positions exceed asset positions by counterparty type, exposures are presented as nil

¡	Derivative assets and liabilities are presented by counterparty type, whereby positions are netted to the extent allowable under IFRS. Cash collateral held is then added to give a net credit exposure. Where liability positions and collateral held exceed asset positions by counterparty type, exposures are presented as nil

¡	Assets designated at fair value include debt and equity securities, loans and reverse repurchase agreements that have been designated at fair value.

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Available for sale investments principally relate to investments in government bonds and other debt securities. Balances are reported on a fair value basis, with movements in fair value going through other comprehensive income (OCI).

Loans and advances held at amortised costa comprise: (i) retail lending portfolios, predominantly mortgages secured on residential property; and (ii) corporate lending portfolios. Settlement balances and cash collateral are excluded from this analysis.

Sovereign exposures reflect direct exposures to central and local governmentsb, the majority of which are used for hedging interest rate risk and liquidity purposes. The remaining portion is actively managed reflecting our role as a leading primary dealer, market-maker and liquidity provider to our clients. Financial institution and corporate exposures reflect the country of operations of the counterparty or issuer depending on the asset class analysed (including foreign subsidiaries and without reference to cross-border guarantees). Retail exposures reflect the country of residence for retail customers and country of operations for business banking customers. Off-balance sheet exposure consists primarily of undrawn commitments and guarantees issued to third parties on behalf of our corporate clients.

Summary of Group Exposures

The following table shows the Group’s exposure to Eurozone countries monitored internally as being higher risk and thus being the subject of particular management focus. Detailed analysis on these countries is on pagesc 151 to 154. The net exposure provides the most appropriate measure of the credit risk to which the Group is exposed. The gross exposure is also presented below, alongside off-balance sheet contingent liabilities and commitments. Gross exposure reflects total exposures before the effects of economic hedging by way of trading portfolio liabilities, derivative liabilities and cash collateral, but after taking into account impairment allowances and IFRS netting.

Net exposure by country and counterparty (audited)
	Sovereign £m	Financial institutions £m	Corporate £m	Residential mortgages £m	Other retail lending £m	Total net on-balance sheet exposure £m	Contingent liabilities and commitments £m	Total net exposure £m
As at 31 December 2014
Spain	108	14,043	1,149	12	248	15,560	2,863	18,423
Italy	1,716	485	1,128	13,530	1,114	17,973	3,033	21,006
Portugal	105	7	531	2,995	1,207	4,845	1,631	6,476
Ireland	37	3,175	1,453	43	50	4,758	2,070	6,828
Cyprus	28	12	61	6	16	123	26	149
Greece	1	11	15	–	–	27	–	27

As at 31 December 2013
Spain	184	1,029	3,203	12,537	2,292	19,245	3,253	22,498
Italy	1,556	417	1,479	15,295	1,881	20,628	3,124	23,752
Portugal	372	38	891	3,413	1,548	6,262	2,288	8,550
Ireland	67	5,030	1,356	103	100	6,656	2,047	8,703
Cyprus	–	7	106	19	43	175	66	241
Greece	8	5	51	6	12	82	3	85

Gross exposure by country and counterparty (audited)
	Sovereign £m	Financial institutions £m	Corporate £m	Residential mortgages £m	Other retail lending £m	Total gross on-balance sheet exposure £m	Contingent liabilities and commitments £m	Total gross exposure £m
As at 31 December 2014
Spain	1,559	21,244	1,810	12	248	24,873	2,863	27,736
Italy	3,998	5,700	1,625	13,530	1,114	25,967	3,033	29,000
Portugal	227	83	538	2,995	1,207	5,050	1,631	6,681
Ireland	412	7,124	1,816	43	50	9,445	2,071	11,516
Cyprus	28	503	155	6	16	707	27	734
Greece	17	1,242	20	–	–	1,279	–	1,279

As at 31 December 2013
Spain	1,198	6,715	3,596	12,537	2,292	26,338	3,253	29,591
Italy	4,104	4,339	1,836	15,295	1,881	27,455	3,124	30,579
Portugal	526	171	950	3,413	1,548	6,608	2,288	8,896
Ireland	587	7,819	1,424	103	100	10,033	2,047	12,080
Cyprus	–	68	126	19	43	256	66	322
Greece	9	824	52	6	12	903	3	906

Notes

a	The Group also enters into reverse repurchase agreements and other similar secured lending, which are materially fully collateralised.
b	In addition, the Group held cash with the central banks of these countries totalling £0.2bn (2013: £0.2bn). Other material balances with central banks are classified within loans to financial institutions.
c	Detailed analysis is not provided for Ireland as there is no redenomination risk due to local funding and due to significant risk relating to the underlying assets residing in an alternative country. The exposures for Cyprus and Greece are deemed immaterial to the Group.

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Risk review Risk performance Credit risk

Spain (audited)

	Trading portfolio				Derivatives		Designated at fair value		Total

As at 31 December	Assets £m	Liabilities £m	Net £m	Assets £m	Liabilities £m	Cash collateral £m	Net £m	Assets £m	2014 £m	2013 £m

Sovereign	1,442	(1,442)	–	59	(9)	–	50	33	83	140
Financial institutions	610	(126)	484	7,075	(5,771)	(1,304)	–	13,498	13,982	857
Corporate	584	(417)	167	399	(244)	–	155	347	669	905

	Amortised cost – loans and advances				Off balance sheet contingent liabilities and commitments		Fair value through OCI – available for sale (AFS) investments[a]

As at 31 December	Gross £m	Impairment allowances £m	2014 total £m	2013 total £m	2014 £m	2013 £m	Cost £m	AFS reserve £m	2014 total £m	2013 total £m

Sovereign	–	–	–	21	–	–	22	3	25	23
Financial institutions	10	–	10	9	476	283	48	3	51	163
Residential mortgages	12	–	12	12,537	–	7	–	–	–	–
Corporate	526	(51)	475	2,290	2,027	1,831	5	–	5	8
Other retail lending	266	(18)	248	2,292	360	1,132	–	–	–	–

Total net exposure to Spain decreased 18% to £18,423m. This primarily reflects the run-down of businesses as part of the Non-Core strategy. Excluding the Spanish assets held for sale, the net on-balance sheet exposure was £2,383m (2013: £22,498m).

Sovereign

¡	£108m (2013: £184m) largely consisting of holdings in government bonds held at fair value through profit and loss.

Financial institutions

¡	£13,982m (2013: £857m) held at fair value through profit and loss, predominantly Spanish assets reclassified to held for sale relating to the sale of the business to Caixabank. Excluding Spanish assets held for sale the exposure was £866m (2013: £857m); and

¡	£51m (2013: £163m) AFS investments with £3m (2013: £4m) cumulative gain held in AFS reserve.

Residential mortgages, Corporate and Other Retail Lending

¡	The significant decrease within Residential mortgages to £12m (2013: £12,537m), Corporate to £475m (2013: £2,290m) and Other Retail Lending to £248m (2013: £2,292m) is primarily as a result of the reclassification of Spanish assets held for sale to the Financial institution category.

Italy (audited)

	Trading portfolio				Derivatives		Designated at fair value		Total

As at 31 December	Assets £m	Liabilities £m	Net £m	Assets £m	Liabilities £m	Cash collateral £m	Net £m	Assets £m	2014 £m	2013 £m

Sovereign	2,191	(2,191)	–	1,783	(91)	–	1,692	–	1,692	1,399
Financial institutions	246	(81)	165	5,134	(3,636)	(1,498)	–	244	409	304
Corporate	306	(99)	207	470	(211)	(187)	72	143	422	592

	Amortised cost – loans and advances				Off balance sheet contingent liabilities and commitments		Fair value through OCI – available for sale (AFS) investments[a]

As at 31 December	Gross £m	Impairment allowances £m	2014 total £m	2013 total £m	2014 £m	2013 £m	Cost £m	AFS reserve £m	2014 total £m	2013 total £m

Sovereign	–	–	–	–	–		21	3	24	157
Financial institutions	22	(1)	21	50	200	361	52	3	55	63
Residential mortgages	13,679	(149)	13,530	15,295	18	25	–	–	–	–
Corporate	797	(123)	674	858	2,806	2,069	34	(2)	32	29
Other retail lending	1,248	(134)	1,114	1,881	9	669	–	–	–	–

Total net exposure to Italy reduced 12% to £21,006m primarily reflecting a £1,765m decrease in residential mortgages as the existing portfolio paid down and new business lending was reduced.

Sovereign

¡	Increase of £160m to £1,716m driven by increases in net derivative positions.

Residential mortgages

¡	£13,530m (2013: £15,295m) secured on residential property with average balance weighted marked to market LTVs of 60% (2013: 60%) and CRL coverage of 24% (2013: 24%); and

¡	90 day arrears and gross charge-off rates remained stable at 1.2% (2013: 1.1%) and 0.7% (2013: 0.7%) respectively.

Note

a	‘Cost’ refers to the fair value of the asset at recognition, less any impairment booked. ‘AFS reserve’ is the cumulative fair value gain or loss on the assets that is held in equity. ‘Total’ is the fair value of the assets at the balance sheet date.

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Corporate

¡	£674m (2013: £858m) of loans and advances focused on large corporate clients with limited exposure to property sector; and

¡	Early warning list (EWL) balances reduced from £400m to £109m against a backdrop of limited impairment and improving good book measures. EWL balances as a percentage of loans and advances was 13.6% (2013: 40%).

Other retail lending

¡	£592m (2013: £982m) Italian salary advance loans where repayment is deducted at source by qualifying employers and the Group is insured in the event of termination of employment or death. Arrears rates (30 and 90 days) on salary loans improved to 2.0% (2013: 2.2%) and 0.8% (2013: 1.0%) respectively, while charge-off rates worsened to 18.7% (2013: 13.8%).

¡	£142m (2013: £394m) of credit cards and other unsecured loans.

Portugal (audited)

	Trading portfolio				Derivatives		Designated at fair value		Total

As at 31 December	Assets £m	Liabilities £m	Net £m	Assets £m	Liabilities £m	Cash collateral £m	Net £m	Assets £m	2014 £m	2013 £m

Sovereign	126	(62)	64	60	(60)	–	–	–	64	21
Financial institutions	18	(14)	4	62	(62)	–	–	–	4	13
Corporate	71	(2)	69	24	(5)	–	19	–	88	61

	Amortised cost – loans and advances				Off balance sheet contingent liabilities and commitments		Fair value through OCI – available for sale (AFS) investments[a]

As at 31 December	Gross £m	Impairment allowances £m	2014 total £m	2013 total £m	2014 £m	2013 £m	Cost £m	AFS reserve £m	2014 total £m	2013 total £m

Sovereign	36	(9)	27	41	–	–	13	1	14	310
Financial institutions	1	–	1	23	4	1	2	–	2	2
Residential mortgages	3,042	(47)	2,995	3,413	4	11	–	–	–	–
Corporate	689	(278)	411	765	646	627	32	–	32	65
Other retail lending	1,354	(147)	1,207	1,548	977	1,649	–	–	–	–

Total net exposure to Portugal decreased 24% to £6,476m reflecting a £1,149m decrease in loans and advances due to reduced lending as part of the Non-core strategy.

Sovereign

¡	Sovereign exposures decreased to £105m (2013: £372m) due to the disposal of AFS government bonds.

Residential mortgages

¡	£2,995m (2013: £3,413m) secured on residential property with average balance weighted LTVs of 75% (2013: 76%) and CRL coverage of 27% (2013: 34%); and

¡	90 day arrears rates and recoveries remained stable at 0.5% (2013: 0.5%) and 3.6% (2013: 3.4%) respectively.

Corporate

¡	Net lending to corporates of £411m (2013: £765m), with CRLs of £376m (2013: £548m), impairment allowance of £278m (2013: £352m) and CRL coverage of 74% (2013: 64%);

¡	Net lending to the property and construction industry of £120m (2013: £217m) secured, in part, against real estate collateral, with CRLs of £178m (2013: £281m), impairment allowance of £129m (2013: £183m) and CRL coverage of 72% (2013: 65%); and

¡	Balances on EWL decreased £330m to £458m due to increased focus on recovery balances.

Other retail lending

¡	£785m (2013: £890m) credit cards and unsecured loans. 30 days arrears rates in cards portfolio deteriorated to 6.0% (2013: 4.9%) and charge-off rates were at 10.7% (2013: 8.2%).

Analysis of indirect exposures

Indirect exposure to sovereigns can arise through a number of different sources, including credit derivatives referencing sovereign debt; guarantees to savings and investment funds which hold sovereign risk; lending to financial institutions who themselves hold exposure to sovereigns and guarantees, implicit or explicit, by the sovereign to the Group’s counterparties. A geographic and industrial analysis of the Group’s loans and advances, including lending to European counterparties by type, is set out on pages 149 to 156.

Note

a	‘Cost’ refers to the fair value of the asset at recognition, less any impairment booked. ‘AFS reserve’ is the cumulative fair value gain or loss on the assets that is held in equity. ‘Total’ is the fair value of the assets at the balance sheet date.

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Risk review Risk performance Credit risk

Credit derivatives referencing sovereign debt

The Group enters into credit mitigation arrangements (principally credit default swaps and total return swaps) for which the reference asset is government debt. For Spain, Italy and Portugal, these have the net effect of reducing the Group’s exposure in the event of sovereign default. An analysis of the Group’s credit derivatives referencing sovereign debt is presented below.

	Spain £m	Italy £m	Portugal £m	Ireland £m	Cyprus £m	Greece £m
As at 31 December 2014
Fair value
– Bought	(48)	91	27	(30)	2	18
– Sold	53	(61)	(22)	25	(2)	(21)
Net derivative fair value	5	30	5	(5)	–	(3)
Contract notional amount
– Bought	(5,308)	(11,735)	(2,283)	(1,730)	(18)	(65)
– Sold	5,264	10,766	2,171	1,758	16	73
Net derivative notional amount	(44)	(969)	(112)	28	(2)	8
Net protection from credit derivatives in the event of sovereign default (notional less fair value)	(39)	(939)	(107)	23	(2)	5

As at 31 December 2013
Net protection from credit derivatives in the event of sovereign default (notional less fair value)	(18)	(533)	(23)	62	–	–

The fair values and notional amounts of credit derivative assets and liabilities would be lower than reported under IFRS if netting was permitted for assets and liabilities with the same counterparty or for which we hold cash collateral. An analysis of the effects of such netting is presented below.

	Spain £m	Italy £m	Portugal £m	Ireland £m	Cyprus £m	Greece £m
As at 31 December 2014
Fair value
– Bought	(19)	59	19	(16)	1	17
– Sold	24	(29)	(14)	11	(1)	(20)
Net derivative fair value	5	30	5	(5)	–	(3)
Contract notional amount
– Bought	(2,317)	(5,204)	(1,038)	(688)	(15)	(62)
– Sold	2,273	4,235	926	716	13	70
Net derivative notional amount	(44)	(969)	(112)	28	(2)	8
Net protection from credit derivatives in the event of sovereign default (notional less fair value)	(39)	(939)	(107)	23	(2)	5

As at 31 December 2013
Net protection from credit derivatives in the event of sovereign default (notional less fair value)	(18)	(533)	(23)	62	–	–

Credit derivatives are contracts whereby the default risk of an asset (reference asset) is transferred from the buyer to the seller of the credit derivative contract. Credit derivatives referencing sovereign assets are bought and sold to support client transactions and for risk management purposes. The contract notional amount represents the size of the credit derivative contracts that have been bought or sold, while the fair value represents the change in the value of the reference asset. The net protection or exposure from credit derivatives in the event of sovereign default amount represents a net purchase or sale of insurance by the Group. This insurance reduces or increases the Group’s total exposure and should be considered alongside the direct exposures disclosed in the preceding pages.

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Industrial concentrations

As at 31 December 2014, the industrial concentration of the Group’s assets remained broadly consistent year on year. 49% (2013: 49%) of total assets were concentrated towards banks and other financial institutions, predominantly within derivative financial instruments which increased during the year. The proportion of the overall balance concentrated towards governments and central banks remained stable at 11% (2013: 12%) and towards home loans at 12% (2013: 13%).

Credit risk concentrations by industry (audited)
As at 31 December 2014	Banks £m	Other financial insti- tutions £m	Manu- facturing £m	Const- ruction and property £m	Govern- ment and central bank £m	Energy and water £m	Wholesale and retail distrib- ution and leisure £m	Business and other services £m	Home loans £m	Cards, unsecured loans and other personal lending £m	Other £m	Total £m
On-balance sheet:
Cash and balances at central banks	–	–	–	–	39,695	–	–	–	–	–	–	39,695
Items in the course of collection from other banks	1,210	–	–	–	–	–	–	–	–	–	–	1,210
Trading portfolio assets	2,894	17,718	1,466	593	39,201	2,745	385	2,751	–	–	937	68,690
Financial assets designated at fair value	5,113	1,548	70	9,358	10,378	73	207	3,127	393	–	84	30,351
Derivative financial instruments	257,463	149,050	2,519	3,454	7,691	7,794	1,510	6,227	–	–	4,201	439,909
Loans and advances to banks	40,265	–	–	–	1,846	–	–	–	–	–	–	42,111
Loans and advances to customers	–	103,388	11,647	22,842	7,115	8,536	13,339	22,372	166,974	58,914	12,640	427,767
Reverse repurchase agreements and other similar secured lending	38,946	86,588	–	4,845	739	–	24	611	–	–	–	131,753
Available for sale debt securities	11,122	8,365	68	45	61,341	194	27	4,084	–	–	293	85,539
Other assets	635	995	–	14	24	–	–	12	–	–	–	1,680
Total on-balance sheet	357,648	367,652	15,770	41,151	168,030	19,342	15,492	39,184	167,367	58,914	18,155	1,268,705
Off-balance sheet:
Contingent liabilities	1,159	5,177	2,709	698	–	2,757	1,157	6,496	45	191	874	21,263
Documentary credits and other short-term trade related transactions	470	12	197	14	–	1	218	62	55	28	34	1,091
Forward starting reverse repurchase agreements	2,128	11,724	–	–	4	–	–	–	–	–	–	13,856
Standby facilities, credit lines and other commitments	2,643	29,645	28,589	11,449	2,400	24,830	12,771	24,534	16,119	110,091	13,244	276,315
Total off-balance sheet	6,400	46,558	31,495	12,161	2,404	27,588	14,146	31,092	16,219	110,310	14,152	312,525
Total	364,048	414,210	47,265	53,312	170,434	46,930	29,638	70,276	183,586	169,224	32,307	1,581,230

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Risk review Risk performance Credit risk

Credit risk concentrations by industry (audited)
As at 31 December 2013	Banks £m	Other financial insti- tutions £m	Manu- facturing £m	Const- ruction and property £m	Govern- ment and central bank £m	Energy and water £m	Wholesale and retail distrib- ution and leisure £m	Business and other services £m	Home loans £m	Cards, unsecured loans and other personal lending £m	Other £m	Total £m

On-balance sheet:
Cash and balances at central banks	–	–	–	–	45,687	–	–	–	–	–	–	45,687
Items in the course of collection from other banks	1,174	–	–	–	108	–	–	–	–	–	–	1,282
Trading portfolio assets	6,964	18,064	1,379	655	50,955	3,265	545	3,312	–	–	1,068	86,207
Financial assets designated at fair value	4,720	2,835	164	8,589	5,613	162	327	3,038	–	–	90	25,538
Derivative financial instruments	219,344	103,689	1,783	2,621	6,630	8,334	1,692	3,733	–	18	2,456	350,300
Loans and advances to banks	37,388	–	–	–	2,034	–	–	–	–	–	–	39,422
Loans and advances to customers	–	103,170	10,343	23,951	4,992	7,452	12,864	20,069	179,527	52,715	19,154	434,237
Reverse repurchase agreements and other similar secured lending	62,180	116,148	–	1,083	6,019	–	23	1,326	–	–	–	186,779
Available for sale debt securities	15,625	12,817	25	97	56,780	–	21	5,435	–	–	498	91,298
Other assets	470	1,295	–	17	82	–	–	134	–	–	–	1,998

Total on-balance sheet	347,865	358,018	13,694	37,013	178,900	19,213	15,472	37,047	179,527	52,733	23,266	1,262,748

Off-balance sheet:
Contingent liabilities	1,620	4,783	2,243	882	302	2,275	1,391	4,709	9	295	1,166	19,675
Documentary credits and other short-term trade related transactions	270	4	51	10	–	9	181	171	–	82	2	780
Forward starting reverse repurchase agreements	13,884	5,650	–	–	2	–	–	400	–	–	–	19,936
Standby facilities, credit lines and other commitments	1,886	29,348	24,381	8,935	2,839	23,765	13,221	17,474	18,751	102,088	12,167	254,855

Total off-balance sheet	17,660	39,785	26,675	9,827	3,143	26,049	14,793	22,754	18,760	102,465	13,335	295,246

Total	365,525	397,803	40,369	46,840	182,043	45,262	30,265	59,801	198,287	155,198	36,601	1,557,994

156 | Barclays PLC Annual Report 2014	barclays.com/annualreport

Analysis of specific portfolios and asset types

This section provides an analysis of principal portfolios and businesses in the retail and wholesale segments. In particular, home loans, credit cards, overdrafts and unsecured loans are covered for retail segments while exposures in Investment Bank and PCB including watch-list analysis are covered for wholesale segments.

In general, improved economic conditions in the UK and US aided better performance in 2014. While, European portfolios continued to show signs of stability, they remain susceptible to adverse market pressures. South African portfolios were resilient despite challenging market conditions with contracting economic growth.

Following an enhancement to the retail methodology in 2014, management adjustments to impairment allowances have now been aligned to the appropriate segments of a portfolio rather than a segment. As a result, the coverage ratio for the single segment would be higher in 2013 than 2014. The reverse would apply to segments to which management adjustments have now been allocated in 2014. There has been no impact on the overall impairment coverage at a portfolio level. This applies, in particular, to secured home loans and credits cards.

Secured home loans

Total home loans to retail customers of £161bn (2013: £173bn) represented 72% (2013: 73%) of the Group’s total retail balances. The reduction in balances was principally due to the classification of Spain assets as held for sale (2013 home loans: £13bn).

The principal portfolios listed below account for 94% of home loans in the Group’s retail portfolios, and comprise first lien mortgages.

Home loans principal portfolios
	Gross loans and advances £m	> 90 day arrears %	Non- performing proportion of outstanding balances %	Gross charge-off rates %	Recoveries proportion of outstanding balances %	Recoveries impairment coverage ratio %
As at 31 December 2014
PCB – UK	126,668	0.2	0.6	0.4	0.4	8.3
Africa – South Africa	11,513	0.7	4.8	1.9	4.1	31.1
BNC – Italy	13,761	1.2	4.2	0.7	3.0	28.0

As at 31 December 2013
PCB – UK	122,880	0.3	0.8	0.5	0.5	14.7
Africa – South Africa	12,172	0.7	6.2	2.6	5.6	34.7
BNC – Italy	15,518	1.1	3.5	0.7	2.4	25.8

PCB – UK: Gross loans and advances in the home loans portfolio increased by 3% to £127bn. Arrears and charge-off rates improved reflecting the continuing low base rate and improved economic conditions. Balance weighted LTV reduced to 51.6% (2013: 56.3%) due to an increase in average house prices, which was particularly marked in London and the south east. The house price increase resulted in a 60% reduction in home loans that have LTV >100% to £641m (2013: £1,596m).

Within the UK home loans portfolio:

¡	Owner-occupied interest-only home loans comprised 33% (2013: 36%) of total balances. The average balance weighted LTV on these loans reduced to 48.7% (2013: 54.2%), and >90 day arrears reduced to 0.1% (2013: 0.3%); and

¡	Buy-to-let home loans comprised 8% (2013: 8%) of total balances. The average balance weighted LTV reduced to 57.6% (2013: 62.9%), and >90 day arrears remained broadly steady at 0.1% (2013: 0.1%).

The recoveries impairment coverage reduced to 8.3% (2013: 14.7%). In 2014, management adjustments to impairment allowances were better aligned to appropriate segments of the portfolio, resulting in a reduction of the impairment allocated to the recoveries book. The overall impairment coverage of the total home loans portfolio remained unchanged.

Africa – South Africa: Gross loans and advances reduced by 5% as inflow of new business was outweighed by the paydown on the existing book. The improvement in the charge-off rates to 1.9% (2013: 2.6%) was due to the continued strong performance of new lending as well as focused collections strategies that led to the reduction of the recoveries book. Balances with >100% LTV reduced 28% to £390m, primarily due to a reduction in the size of the recoveries book.

BNC – Italy: Gross loans and advances reduced by 11% reflecting the amortisation of the existing portfolio, depreciation of local currency, and reduced new business flows. The impact of a reduction in the average house price was offset by paydown of the existing book, and the average balance weighted LTV remained steady at 60.0%. The proportion of home loans in recoveries increased to 3.0% (2013: 2.4%). This was due to the lengthy local legal process and difficult property market conditions.

barclays.com/annualreport	Barclays PLC Annual Report 2014 | 157

Risk review Risk performance Credit risk

Home loans principal portfolios – distribution of balances by LTV[a]

	PCB – UK		Africa – South Africa		BNC – Italy

As at 31 December	2014%	2013%	2014%	2013%	2014%	2013%

<=75%	90.2	84.2	74.6	69.6	76.3	74.9
>75% and <=80%	4.2	6.9	7.7	8.8	12.2	14.2
>80% and <=85%	2.3	3.4	5.9	7.1	5.6	6.0
>85% and <=90%	1.4	2.1	4.3	4.8	2.2	1.8
>90% and <=95%	1.0	1.3	2.5	3.3	1.0	0.9
>95% and <=100%	0.4	0.8	1.5	1.9	0.7	0.6
>100%	0.5	1.3	3.5	4.5	2.0	1.6

Portfolio marked to market LTV (%):
Balance weighted	51.6	56.3	59.9	62.3	60.0	60.0
Valuation weighted	39.8	43.6	40.2	42.1	46.2	46.5
Performing balances (%):
Balance weighted	51.5	56.2	58.6	60.5	58.0	58.6
Valuation weighted	39.7	43.5	39.5	41.1	45.5	46.5
Non-performing balances (%):
Balance weighted	62.1	68.9	87.0	92.9	107.0	98.8
Valuation weighted[b]	49.8	55.1	64.7	71.4	69.8	67.8

For >100% LTVs:
Balances (£m)	641	1,596	390	540	284	244
Marked to market collateral (£m)	558	1,411	324	452	214	191
Average LTV: balance weighted (%)	120.9	120.5	124.2	123.1	161.4	151.1
Average LTV: valuation weighted (%)	114.8	113.2	120.3	119.5	133.0	128.2
% of balances in recoveries	4.4	3.2	37.1	45.6	66.8	62.1

Home loans principal portfolios – new lending

	PCB – UK		Africa – South Africa		BNC – Italy

As at 31 December	2014%	2013%	2014%	2013%	2014%	2013%

New bookings (£m)[c]	20,349	17,100	1,590	1,654	137	494
New mortgages proportion above 85% LTV (%)	6.6	3.8	33.5	30.4	–	–
Average LTV on new mortgages: balance weighted (%)	64.8	64.2	74.8	74.9	61.2	59.8
Average LTV on new mortgages: valuation weighted (%)	57.0	57.1	65.4	64.9	51.5	52.2

UK: During 2014, there was increased appetite for new lending in the UK as confidence in the housing market improved. New bookings rose by 19% to £20.3bn, which was broadly in line with the growth in the industry.

South Africa: The proportion of new home loans above 85% LTV increased to 33.5% (2013: 30.4%) due to a revised strategy for existing bank customers which allows a greater proportion of higher LTV loans to be booked for low risk customers.

Italy: New bookings reduced by over 70% to £137m, which was reflective of the Group’s continuing cautious lending practices in this region.

Exposures to interest-only home loans

The Group provides interest-only mortgages to customers, mainly in the UK. Under the terms of these loans, the customer makes payments of interest only for the entire term of the mortgage, although customers may make early repayments of the principal within the terms of their agreement. Subject to such early repayments, the entire principal remains outstanding until the end of the loan term and the customer is responsible for repaying this on maturity. The repayment may also be a result of the sale of the mortgaged property.

Interest-only lending is subject to bespoke underwriting criteria that includes: a maximum size of loan, maximum LTV ratios, affordability and maximum loan term among other criteria. Borrowers on interest-only terms must have a repayment strategy in place to repay the loan at maturity and a customer contact strategy has been developed to ensure ongoing communications are in place with interest-only customers at various points during the term of the mortgage. The contact strategy is varied dependent on our view of the risk of the customer.

Interest-only mortgages account for £51bn (2013: £53bn) of the total balance of £127bn (2013: £123bn) of the UK home loans portfolio and consist of £42bn (2013: £45bn) to owner-occupied customers and £9bn (2013: £8bn) to buy-to-let customers.

Interest-only mortgages to owner occupied customers comprise £35bn (2013: £37bn) of interest-only mortgages and £7bn (2013: £7bn) being the interest-only component of part and part (P&P)d mortgages.

Notes

a	Portfolio marked to market based on the most updated valuation including recoveries balances. Updated valuations reflect the application of the latest house price index available in the country as at 31 December 2014.
b	Valuation weighted LTV for Italy home loans for 2013 was restated to include the recovery balances in line with other home loan disclosures.
c	2013 new bookings for South Africa home loans was revised to fully include new advances to existing customers.
d	Analysis excludes the interest only portion of the part and part book which contributes £6.6bn (2013: £7.3bn) to the total interest-only balance of £41.9bn (2013: £44.5bn). Total exposure on the part and part book is £9.8bn (2013: £11bn) and represents 7% of total UK home loans portfolio.

158 | Barclays PLC Annual Report 2014	barclays.com/annualreport

Exposure to interest-only owner-occupied home loans excluding P&P interest only[a]
As at 31 December	2014	2013
Interest-only balances (£m)	35,328	37,268
Interest-only home loans maturity years (£m):
2015	649	738
2016	864	985
2017	1,180	1,323
2018	1,249	1,377
2019	1,195	1,284
2020-2024	7,218	7,581
Post 2024	22,694	23,119

Total Impairment coverage (bps)	8	2

Marked to market LTV: total balances (%)
Balance weighted	48.7	54.2
Valuation weighted	37.6	42.4
For >100% LTVs: (£m)
Balances	349	765
Marked to market collateral	302	669

Overview of performing portfolio
Performing balances (£m)	35,155	37,050
Marked to market LTV: performing balances (%)
Balance weighted	48.6	55.0
Valuation weighted	37.5	42.3

Overview of non-performing portfolio
Non-performing balances (£m)	173	218
Non-performing proportion of interest only balances excluding P&P IO (%)	0.5	0.6
Marked to market LTV: non-performing balances (%)
Balance weighted	66.2	71.7
Valuation weighted	54.1	56.5

The average balance weighted LTV for interest-only owner-occupied balances reduced to 48.7% (2013: 54.2%) as property prices appreciated. The increase in impairment coverage to 8bps (2013: 2bps) was due to (i) enhancement in credit risk methodology wherein management adjustments to impairment allowances were allocated more granularly to their appropriate segments; and (ii) a broadening of the ‘High Risk’ definition used on interest-only mortgages. The overall impairment coverage of the total home loans portfolio remained unchanged.

Exposures to mortgage current accounts (MCA) reserves

The MCA reserve is a secured overdraft facility previously available to home loan customers in the UK on either a fully amortising or interest-only mortgage loan, which allows customers to borrow against the equity in their home. It permits draw-down up to an agreed available limit on a separate but connected account to the main mortgage loan facility. The balance drawn must be repaid on redemption of the mortgage.

Of the total 944k home loan customers in the UK, 505k have MCA reserves, with total reserve limits of £17.9bn (2013: £18.3bn).

As at 31 December	2014	2013
Total outstanding of home loans with MCA reserve balances (£bn)	62.2	72.7
As a proportion of outstanding UK home loan balances (%)	49.1	59.2
Home loan customers with active reserves (000s)	505	573
Total reserve limits (£bn)	17.9	18.3
Utilisation rate (%)	32.3	31.9
Marked To market LTV: balance weighted (%)	47.7	53.9

Total outstanding balances reflect the aggregate of the mortgage account and the drawn reserve. The 14% decrease in balances to £62.2bn was due to reductions in the main mortgage account following a withdrawal of the product from sale in December 2012. The rate of reduction was consistent with the previous year.

Utilisation was broadly steady at 32.3% (2013: 31.9%), while the average balance weighted LTV reduced to 47.7% (2013: 53.9%) due to an increase in average house prices and paydown of the main mortgage loan.

Although the product has been withdrawn from sale, existing customers can continue to draw against their available reserves.

Note

a	Analysis excludes the interest only portion of the part and part book which contributes £6.6bn (2013: £7.3bn) to the total interest-only balance of £41.9bn (2013: £44.5bn). Total exposure on the part and part book is £9.8bn (2013: £11bn) and represents 7% of total UK home loans portfolio.

barclays.com/annualreport	Barclays PLC Annual Report 2014 | 159

Risk review Risk performance

Credit risk

Credit cards, overdrafts and unsecured loans

Gross loans and advances in credit cards, overdrafts and unsecured loans in Barclays Core retail portfolios increased 13% to £49.2bn (2013: £43.4bn), primarily due to increases in US and UK cards. The principal portfolios listed below account for 94% (2013: 94%) of Core portfolios.

Principal portfolios
	Gross loans and advances £m	30 day arrears, excluding recoveries %	90 day arrears, excluding recoveries %	Gross charge-off rates %	Recoveries proportion of outstanding balances %	Recoveries impairment coverage ratio %
As at 31 December 2014
Barclaycard
UK cards[a]	17,447	2.5	1.2	4.3	4.9	87.6
US cards[a,b]	14,005	2.1	1.0	3.7	1.8	87.1
Barclays Partner Finance	3,399	1.5	0.7	2.4	2.7	76.8
Germany cards	1,355	2.5	1.1	3.8	3.4	82.8
Iberia cards	968	6.0	2.5	8.2	6.3	84.9
Personal & Corporate Banking
UK personal loans	4,953	2.0	0.9	3.4	10.0	76.3
UK overdrafts	902	5.8	4.0	7.1	11.0	89.9
Africa Banking
South Africa cards	2,364	8.1	4.6	7.6	5.9	75.7
South Africa personal loans	993	5.4	2.6	8.1	7.8	70.8

As at 31 December 2013
Barclaycard
UK cards	15,937	2.4	1.1	4.4	4.6	86.2
US cards	10,301	2.1	1.0	4.0	1.8	86.6
Barclays Partner Finance	2,765	1.6	0.8	2.9	3.2	83.2
Germany cards	1,290	2.5	1.0	3.7	3.2	73.5
Iberia cards	1,036	5.7	2.4	10.7	9.9	84.8
Personal & Corporate Banking
UK personal loans	4,958	2.7	1.2	4.6	15.8	79.4
UK overdrafts	1,307	4.8	3.3	7.6	14.5	94.5
Africa Banking
South Africa cards	2,224	8.1	4.3	7.3	5.1	70.7
South Africa personal loans	906	5.4	2.6	7.9	7.4	70.4

UK cards: Gross loans and advances increased by 9% to £17.4bn, primarily due to balance growth from existing customers, and new account recruitment. Recovery balances increased due to a reduction in debt sale activity.

US cards: Gross loans and advances increased by 36% to £14.0bn due to the combined impact of new account volumes and portfolio acquisitions. Arrears rates remain stable at 2.1% and 1.0% for 30 days and 90 days, respectively, driven by a strategy focused on high quality customers and low risk partnerships.

Barclays Partner Finance: Gross loans and advances increased by 23% to £3.4bn driven by growth in the motor lending portfolio. Reduction in recoveries coverage to 76.8% (2013: 83.2%) was due to the adoption of an improved loss given default model.

UK personal loans: Arrears and charge-off rates reduced over the year, as a result of the improved economic conditions and previous changes to credit criteria that have taken full effect. The recoveries proportion reduced to 10.0% (2013: 15.8%) as the write-off policy was fully embedded in 2014.

Iberia cards: Arrears rates remained stable while charge-off rates improved as performance stabilised following the completion of system migration that initially impacted direct debit processing. Balances in recovery decreased to 6.3% of outstandings (2013: 9.9%) driven by debt sale activity.

South Africa cards: Recoveries coverage increased to 75.7% (2013: 70.7%), in part due to a change in the mix of the recoveries book in store cards which have higher associated losses.

Notes

a	For UK and US cards, outstanding recoveries balances for acquired portfolios recognised at fair value (which have no related impairment allowance) have been excluded from the recoveries impairment coverage ratio. Losses have been recognised where related to additional spend from acquired accounts in the period post acquisition.
b	US cards risk metrics exclude the impact of a £440m portfolio acquisition made in April 2014.

160 | Barclays PLC Annual Report 2014	barclays.com/annualreport

Exposure to UK commercial real estate (CRE)

The UK CRE portfolio includes property investment, development, trading and house builders but excludes social housing and contractors.

UK CRE summary
			Retail		Wholesale		Total
			2014	2013	2014	2013	2014	2013
As at 31 December
UK CRE loans and advances (£m)			1,756	1,593	9,925	9,842	11,681	11,435
Past due balances (£m)			94	103	299	361	393	464
Balances past due as % of UK CRE balances			5.4%	6.5%	3.0%	3.7%	3.4%	4.1%
Impairment allowances (£m)			13	16	87	110	100	126
Past due coverage ratio			13.6%	15.7%	29.3%	30.5%	25.7%	27.2%
Total collateral (£m)[a]			4,874	3,792	20,331	17,905	25,205	21,697

Twelve months ended 31 December
Impairment charge (£m)			1	18	22	62	23	80

Maturity analysis of exposure to UK CRE
	Contractual maturity of UK CRE loans and advances at amortised cost
As at 31 December	Past due balances £m	Not more than six months £m	Over six months but not more than one year £m	Over one year but not more than two years £m	Over two years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total loans & advances £m
2014
Retail portfolios	94	86	59	80	222	285	930	1,756
Wholesale portfolios	299	752	780	1,207	3,939	1,654	1,294	9,925
Total	393	838	839	1,287	4,161	1,939	2,224	11,681

2013
Retail portfolios	103	69	37	45	163	276	900	1,593
Wholesale portfolios	361	592	931	1,342	4,128	1,115	1,373	9,842
Total	464	661	968	1,387	4,291	1,391	2,273	11,435

While overall exposures to UK CRE remained broadly stable at £11.7bn (2013: £11.4bn), total collateral increased by 16% to £25.2bn.

Retail portfolios

¡	During 2014, gross loans and advances increased 10% to £1.8bn;

¡	Past due balances reduced to 5.4% (2013: 6.5%) due to continued focus by a dedicated team with early engagement of distressed customers reducing new flows into delinquency; and

¡	The balance weighted LTV reduced to 51.2% (2013: 54.9%) driven by commercial property price appreciation.

Wholesale portfolios

¡	Total loans and advances at amortised cost remained broadly stable at £9.9bn (2013: £9.8bn) with growth limited to high quality assets; and

¡	The Wholesale businesses operate to specific lending criteria and the portfolio of assets is continually monitored through a range of mandate and scale limits.

Note

a	Based on the most recent valuation assessment.

barclays.com/annualreport	Barclays PLC Annual Report 2014 | 161

Risk review Risk performance Credit risk

UK CRE marked to market LTV (retail)
As at 31 December	2014%	2013%	[a]
Marked to market LTV:
Balance weighted	51.2	54.9
Valuation weighted[a]	35.9	40.8
Marked to market LTV – performing balances:
Balance weighted	51.0	54.2
Valuation weighted[a]	35.5	40.4
Marked to market LTV – Non-performing balances:
Balance weighted	57.6	75.8
Valuation weighted[a]	46.7	58.7

UK CRE LTV analysis
	Balances		Balances as proportion of total		Collateral held
As at 31 December	2014 £m	2013 £m	2014%	2013%	2014 £m	2013 £m
Retail portfolios
<=75%	1,468	1,187	84	75	4,643	3,437
>75% and <=100%	144	225	8	14	180	269
>100% and <=125%	37	66	2	4	36	63
>125%	27	36	2	2	15	23
Unsecured balances	80	79	4	5	–	–
Total	1,756	1,593	100	100	4,874	3,792

Wholesale portfolios
<=100%	7,399	7,830	75	80	20,213	17,735
>100% and <=125%	112	132	1	1	102	126
>125%	140	165	1	2	16	44
Unassessed balances[b]	1,748	1,314	18	13	–	–
Unsecured balances	526	381	5	4	–	–
Total	9,925	9,842	100	100	20,331	17,905

Group
<=100%	9,011	9,262	78	81	25,036	21,444
>100% and <=125%	149	198	1	2	139	189
>125%	167	201	1	2	30	67
Unassessed balances[b]	1,748	1,314	15	11	–	–
Unsecured balances	606	460	5	4	–	–
Total	11,681	11,435	100	100	25,205	21,697

Portfolio LTVs have reduced due to appreciating commercial property values. Unsecured balances primarily relate to working capital facilities agreed to CRE companies.

Notes

a	Valuation weighted LTV for 2013 were revised to standardise the valuation weighted calculation methodology used.
b	Corporate Banking balances under £1m.

162 | Barclays PLC Annual Report 2014	barclays.com/annualreport

Investment Bank
Analysis of loans and advances at amortised cost
	Gross L&A £m	Impairment allowance £m	L&A net of impairment £m	Credit risk loans £m	CRLs % of gross L&A %	Loan impairment charges £m	Loan loss rates bps
As at 31 December 2014
Loans and advances to banks
Interbank lending	10,275	–	10,275	–	–	(3)	(3)
Cash collateral and settlement balances	9,626	–	9,626	–	–	–	–
Loans and advances to customers
Wholesale lending	28,436	44	28,392	71	0.2	(11)	(4)
Cash collateral and settlement balances	58,040	–	58,040	–	–	–	–
Total	106,377	44	106,333	71	0.1	(14)	(1)

As at 31 December 2013
Loans and advances to banks
Interbank lending	9,578	–	9,578	–	–	–	–
Cash collateral and settlement balances	10,765	–	10,765	–	–	–	–
Loans and advances to customers
Wholesale lending	25,328	–	25,328	–	–	(30)	(12)
Cash collateral and settlement balances	58,797	–	58,797	–	–	–	–
Total	104,468	–	104,468	–	–	(30)	(3)

Non-Core Wholesale
The table below details Non-Core loans and advances which form part of the Wholesale risk portfolio.
Analysis of loans and advances at amortised cost
	Gross L&A £m	Impairment allowance £m	L&A net of impairment £m	Credit risk loans £m	CRLs % of gross L&A %	Loan impairment charges £m	Loan loss rates bps
As at 31 December 2014
Loans and advances to banks
Interbank lending	373	–	373	–	–	–	–
Cash collateral and settlement balances	11,622	–	11,622	–	–	–	–
Loans and advances to customers
Wholesale lending	8,978	602	8,376	841	9.4	53	59
Cash collateral and settlement balances	23,726	–	23,726	–	–	–	–
Total	44,699	602	44,097	841	1.9	53	12

As at 31 December 2013
Loans and advances to banks
Interbank lending	346	10	336	18	5.2	–	–
Cash collateral and settlement balances	10,338	–	10,338	–	–	–	–
Loans and advances to customers
Wholesale lending	15,980	1,823	14,157	3,130	19.6	581	364
Cash collateral and settlement balances	17,027	–	17,027	–	–	–	–
Total	43,691	1,833	41,858	3,148	7.2	581	133

Wholesale Lending decreased £5.7bn to £8.4bn driven by reclassification of Spanish loans now held for sale and run-down of legacy loan portfolios. Wholesale loans predominantly relate to capital equipment loans, legacy Collateralised Loan Obligations and legacy Collateralised Debt Obligations.

Loan impairment charges improved £528m to £53m, driven by the non-recurrence of impairments on single name exposures, impairment releases on the wholesale portfolio as a result of confirmation on Government subsidies in the renewable energy sector.

Credit Risk Loans decreased to £841m (2013: £3,148m) as a result of the reclassification of Spanish loans now held for sale and a write-off of a single name exposure.

barclays.com/annualreport	Barclays PLC Annual Report 2014 | 163

Risk review Risk performance

Credit risk

Wholesale Personal and Corporate Banking

The table below details Personal and Corporate Banking loans and advances which form part of the Wholesale risk portfolio.

Analysis of loans and advances at amortised cost
	Gross L&A £m	Impairment allowance £m	L&A net of impairment £m	Credit risk loans £m	CRLs % of gross L&A %	Loan impairment charges £m	Loan loss rates bps
As at 31 December 2014
Banks	5,507	–	5,507	–	–	1	2
Other financial institutions	5,289	12	5,277	81	1.5	26	49
Manufacturing	6,828	34	6,794	81	1.2	(3)	(4)
Construction	2,804	16	2,788	28	1.0	1	4
Property	13,601	193	13,408	707	5.2	36	26
Government and central bank	1,187	–	1,187	–	–	–	–
Energy and water	1,937	1	1,936	2	0.1	3	15
Wholesale and retail distribution and leisure	9,259	122	9,137	221	2.4	44	48
Business and other services	12,374	114	12,260	202	1.6	39	32
Home loans[a]	6,864	36	6,828	96	1.4	34	50
Cards, unsecured loans and other personal lending[a]	9,567	60	9,507	15	0.2	22	23
Other	4,405	80	4,325	197	4.5	16	36
Total	79,622	668	78,954	1,630	2.0	219	28

As at 31 December 2013
Banks	3,140	–	3,140	–	–	–	–
Other financial institutions	4,910	31	4,879	143	2.9	2	4
Manufacturing	5,940	111	5,829	162	2.7	40	67
Construction	2,828	40	2,788	54	1.9	2	7
Property	13,477	82	13,395	773	5.7	78	58
Government and central bank	571	2	569	–	–	–	–
Energy and water	1,967	6	1,961	2	0.1	3	15
Wholesale and retail distribution and leisure	8,659	89	8,570	226	2.6	26	30
Business and other services	11,739	239	11,500	257	2.2	40	34
Home loans	7,606	13	7,593	34	0.4	10	13
Cards, unsecured loans and other personal lending	10,872	61	10,811	3	–	42	38
Other	5,965	27	5,938	207	3.5	21	35
Total	77,674	701	76,973	1,861	2.4	264	34

Wholesale PCB loans and advances increased £2.0.bn to £79.0bn due to higher Corporate Banking lending balances driven by an increase in bank lending.

Credit Risk Loans decreased £0.2bn to £1.6bn and loan impairment charges improved 17% to £219m due to the improving economic environment in the UK, particularly impacting Corporate which benefitted from one-off releases and lower defaults from large UK Corporate clients. This led to a decrease in the loan loss rate to 28bps (2013: 34bps).

Analysis of Wholesale balances on watch list/early warning list

Wholesale accounts that are deemed to contain heightened levels of risk are recorded on graded watch lists (Investment Bank) or early warning lists (all other businesses) comprising three categories graded in line with the perceived severity of the risk attached to the lending, and its probability of default:

¡	Category 1: a temporary classification for performing obligors who exhibit some unsatisfactory features;

¡	Category 2: performing obligors where some doubt exists, but the belief is that the obligor can meet obligations over the short term; and

¡	Category 3: obligors where definite concern exists with well-defined weaknesses and failure in the short term could arise should further deterioration occur. In the table below Category 3 includes impaired, non-performing and potential problem assets in line with how balances are managed and reported by the businesses.

Where an obligor’s financial health gives grounds for concern, it is immediately placed into the appropriate category. For more information please see pages 113 to 118 in Barclays PLC 2014 Pillar 3 report.

Note

a	Included in the above analysis are Wealth and Investment Management exposures measured on an individual customer exposure basis.

164 | Barclays PLC Annual Report 2014	barclays.com/annualreport

Watch list rating of wholesale balances[a]
	Watch list 1		Watch list 2		Watch list 3		Total
As at 31 December	2014 £m	2013 £m	2014 £m	2013 £m	2014 £m	2013 £m	2014 £m	2013 £m
Property	345	691	576	849	2,333	3,271	3,254	4,811
Wholesale and retail, distribution and leisure	248	722	936	1,014	868	972	2,052	2,708
Energy and water	78	100	1,010	255	392	435	1,480	790
Agriculture, forestry, fishing & miscellaneous activities	280	252	517	695	637	637	1,434	1,584
Manufacturing	406	348	302	683	570	771	1,278	1,802
Business and other services	269	141	617	935	356	344	1,242	1,420
Financial institutions/services	21	294	314	59	617	813	952	1,166
Transport	98	193	127	342	462	244	687	779
Construction	65	137	144	120	259	526	468	783
Other	4	155	51	65	100	154	155	374
Total	1,814	3,033	4,594	5,017	6,594	8,167	13,002	16,217
As a percentage of total balances	14%	19%	35%	31%	51%	50%	100%	100%

Total watch list balances fell by 20% to £13.0bn principally reflecting lower balances in Spain as a result of write-offs and the transfer of balances to held for sale, as well as lower balances in the property sector in other regions, particularly the UK.

Total watch list balances in the energy and water industry sector increased by 87% to £1,480m largely as a result of the inclusion of one large single name counterparty in category 2.

Balances across all the other industry sectors reduced year on year. Despite a 32% reduction to £3.3bn property remained the largest industry sector with a majority of the reduction arising in watch list 3 cases.

Analysis of debt securities

Debt securities include government securities held as part of the Group’s treasury management portfolio for liquidity and regulatory purposes, and are for use on a continuing basis in the activities of the Group.

The following tables provide an analysis of debt securities held by the Group for trading and investment purposes by issuer type, and where the Group held government securities exceeding 10% of shareholders’ equity.

Further information on the credit quality of debt securities is presented on pages 146 and 147. Further disclosure on sovereign exposures in the Eurozone is presented on pages 150 to 154.

Debt securities
					2014		2013
As at 31 December					£m	%	£m	%
Of which issued by:
Governments and other public bodies					106,292	68.1	112,613	63.7
Corporate and other issuers					29,557	19.0	39,679	22.5
US agency					11,460	7.3	11,145	6.3
Mortgage and asset backed securities					8,396	5.4	12,880	7.3
Bank and building society certificates of deposit					279	0.2	383	0.2
Total					155,984	100.0	176,700	100.0

Government securities
As at 31 December							2014 Fair value £m	2013 Fair value £m
United States							32,096	28,979
United Kingdom							28,938	30,951
Germany							7,801	4,856
France							6,259	9,868
South Africa							5,724	5,136

Note

a	Balances comprise PCB, Investment Bank and BNC.

barclays.com/annualreport	Barclays PLC Annual Report 2014 | 165

Risk review Risk performance Credit risk

Analysis of Derivatives (audited)

The tables below set out the fair values of the derivative assets together with the value of those assets subject to enforceable counterparty netting arrangements for which the Group holds offsetting liabilities and eligible collateral.

Derivative assets	2014			2013
As at 31 December 2014	Balance sheet assets £m	Counterparty netting £m	Net exposure £m	Balance sheet assets £m	Counterparty netting £m	Net exposure £m
Foreign exchange	74,470	58,153	16,317	60,228	46,912	13,317
Interest rate	309,946	253,820	56,126	232,249	193,466	38,782
Credit derivatives	23,507	19,829	3,678	27,350	23,981	3,369
Equity and stock index	14,844	10,523	4,321	16,286	10,617	5,669
Commodity derivatives	17,142	11,306	5,836	14,187	4,826	9,361
Total derivative assets	439,909	353,631	86,278	350,300	279,802	70,498
Cash collateral held			44,047			36,733
Net exposure less collateral			42,231			33,765

Derivative asset exposures would be £398bn (2013: £317bn) lower than reported under IFRS if netting were permitted for assets and liabilities with the same counterparty or for which the Group holds cash collateral. Similarly, derivative liabilities would be £397bn (2013: £313bn) lower reflecting counterparty netting and collateral placed. In addition, non-cash collateral of £8bn (2013: £8bn) was held in respect of derivative assets. The Group received collateral from clients in support of over the counter derivative transactions. These transactions are generally undertaken under International Swaps and Derivative Association (ISDA) agreements governed by either UK or New York law.

Exposure relating to derivatives, repurchase agreements, reverse repurchase agreements, stock borrowing and loan transactions is calculated using internal PRA approved models. These are used as the basis to assess both regulatory capital and capital appetite and are managed on a daily basis. The methodology encompasses all relevant factors to enable the current value to be calculated and the future value to be estimated, for example, current market rates, market volatility and legal documentation (including collateral rights).

The table below sets out the fair value and notional amounts of OTC derivative instruments by type of collateral arrangement.

Derivatives by collateral arrangement	2014			2013
	Notional contract amount £m	Fair value		Notional contract amount £m	Fair value
		Assets £m	Liabilities £m		Assets £m	Liabilities £m
Unilateral in favour of Barclays
Foreign exchange	15,067	191	(158)	29,098	363	(344)
Interest rate	5,826	940	(72)	6,495	652	(115)
Credit derivatives	226	3	(4)	402	14	(7)
Equity and stock index	310	3	(8)	486	4	(17)
Commodity derivatives	2,455	158	(120)	5,477	84	(90)
Total unilateral in favour of Barclays	23,884	1,295	(362)	41,958	1,117	(573)
Unilateral in favour of counterparty
Foreign exchange	24,861	681	(2,713)	37,223	1,023	(2,995)
Interest rate	138,396	6,073	(8,751)	153,566	5,221	(7,067)
Credit derivatives	403	6	(19)	378	1	(46)
Equity and stock index	1,100	133	(137)	1,158	90	(112)
Commodity derivatives	2,881	359	(138)	5,645	236	(109)
Total unilateral in favour of counterparty	167,641	7,252	(11,758)	197,970	6,571	(10,329)
Bilateral arrangement
Foreign exchange	3,350,366	67,496	(70,919)	4,245,971	53,917	(57,005)
Interest rate	9,032,753	263,812	(256,697)	11,740,243	209,730	(198,799)
Credit derivatives	887,041	18,290	(17,002)	1,261,171	22,214	(22,226)
Equity and stock index	162,615	6,033	(10,498)	143,121	9,052	(13,985)
Commodity derivatives	68,400	6,254	(6,377)	157,639	8,673	(8,310)
Total bilateral arrangement	13,501,175	361,885	(361,493)	17,548,145	303,586	(300,325)
Uncollateralised derivatives
Foreign exchange	303,341	6,028	(5,452)	293,733	4,820	(4,350)
Interest rate	199,615	8,572	(3,524)	222,676	5,577	(1,945)
Credit derivatives	8,716	565	(800)	8,069	517	(611)
Equity and stock index	5,789	2,115	(2,406)	17,877	2,659	(2,383)
Commodity derivatives	26,099	2,806	(2,766)	35,090	1,104	(1,673)
Total uncollateralised derivatives	543,560	20,086	(14,948)	577,445	14,677	(10,962)
Total OTC derivative assets/(liabilities)	14,236,260	390,518	(388,561)	18,365,518	325,951	(322,189)

166 | Barclays PLC Annual Report 2014	barclays.com/annualreport

Analysis of loans on concession programmes

Re-age activity

Re-age is applicable only to revolving products where a minimum due payment is required. Re-age refers to returning of a delinquent account to up-to-date status without collecting the full arrears (principal, interest and fees).

The following are the principal portfolios in which re-age activity occurs.

Principal portfolios – core portfolios
	New re-ages in the year		New re-ages as proportion of total outstanding		30 day arrears at 12 months since re-age[a]
As at 31 December	2014 £m	2013 £m	2014%	2013%	2014%	2013%
UK cards	163	209	1.0	1.3	43.4	48.4
US cards[b]	31	51	0.2	0.5	46.8	48.8

The proportion of new re-ages as a percentage of total outstandings decreased in UK cards to 1.0% (2013: 1.3%) and US cards to 0.2% (2013: 0.5%) due to policy changes implemented in Q413, which reduced the volume of accounts qualifying for re-age.

Re-age activity in South Africa and Europe card portfolios are not considered to be material. For further detail on policy relating to the re-aging of loans, please refer to page 120 of the Barclays PLC 2014 Pillar 3 report.

Forbearance

Balances on forbearance programmes reduced 23% to £6.4bn driven primarily by (i) fewer customers requiring forbearance as macroeconomic conditions improved; and (ii) the ongoing impact of enhanced qualification criteria. The decrease in impairment coverage to 16.8% (2013: 17.6%) was due to a reduction in the coverage on the wholesale portfolios partially offset by an increase to retail portfolios.

Analysis of forbearance programmes
	Balances		Impairment allowance		Impairment coverage
As at 31 December	2014 £m	2013 £m	2014 £m	2013 £m	2014%	2013%
Personal & Corporate Banking	2,251	2,814	76	90	3.4	3.2
Africa Banking	299	338	45	50	15.1	14.8
Barclaycard	972	1,064	394	358	40.5	33.6
Barclays Core	3,522	4,216	515	498	14.6	11.8
Barclays Non-Core	419	786	49	83	11.7	10.6
Total retail	3,941	5,002	564	581	14.3	11.6
Investment Bank	106	476	10	8	9.4	1.7
Personal & Corporate Banking	1,590	1,540	225	255	14.2	16.6
Africa Banking	132	159	7	14	5.3	8.8
Barclays Core	1,828	2,175	242	277	13.2	12.8
Barclays Non-Core	651	1,210	271	614	41.6	50.7
Total wholesale	2,479	3,385	513	891	20.7	26.3
Group total	6,420	8,387	1,077	1,472	16.8	17.6

Retail balances on forbearance reduced by 21% to £3.9bn primarily due to PCB as UK home loans decreased.

Wholesale forbearance reduced by 27% to £2.5bn primarily driven by the exit of a single Investment Bank counterparty from the forbearance portfolio and further reductions across the BNC portfolios. The reduction in impairment coverage to 20.7% (2013: 26.3%) was primarily due to the exit of higher coverage Non-Core cases in Spain. The reduction in 2014 to balances on forbearance in BNC principally reflects the fact that Spain assets were reclassified as held for sale during the year.

See below for more information on these portfolios.

Notes

a	Re-ages data for 2013 revised to include customers who move to charge-off or into forbearance programmes within 12 months of the re-age offering.
b	New re-ages in the year and new re-ages as a proportion of total outstanding were revised to harmonise definitions to the Group policy.

barclays.com/annualreport	Barclays PLC Annual Report 2014 | 167

Risk review Risk performance

Credit risk

Retail forbearance programmes

Forbearance on the Group’s principal retail portfolios in the US, UK, Eurozone and South Africa is presented below. The principal portfolios listed below account for 83% (2013: 82%) of total retail forbearance balances.

Analysis of key portfolios in forbearance programmes
	Balances on forbearance programmes					Marked to market LTV of forbearance balances: balance weighted %	Marked to market LTV of forbearance balances: valuation weighted %	Impairment allowances marked against balances on forbearance programmes £m	Total balances on forbearance programmes coverage ratio %
	Total £m	% of gross loans and advances %	Of which:
				Past due of which:
			Up-to-date £m	1-90 days past due £m	91 or more days past due £m
As at 31 December 2014
Home loans:
PCB – UK	1,842	1.5	1,487	204	151	57.3	45.6	15	0.8
Africa – South Africa	207	1.8	95	99	13	71.1	57.4	13	6.5
Barclays Non-Core – Italy	279	2.0	211	31	37	61.6	50.3	11	3.9
Credit cards:
UK	724	4.3	679	41	4	n/a	n/a	324	44.8
US	98	0.7	67	22	9	n/a	n/a	22	22.1
Unsecured loans:
UK	121	2.4	83	33	5	n/a	n/a	25	20.9

As at 31 December 2013
Home loans:
PCB – UK	2,364	1.9	1,867	313	184	63.4	51.6	23	1.0
Africa – South Africa	248	2.1	117	115	16	74.4	60.5	17	6.9
Barclays Non-Core – Italy	307	2.0	248	31	28	62.2	50.9	10	3.2
Credit cards:
UK	912	5.6	861	44	7	n/a	n/a	333	36.5
US	106	1.1	73	24	9	n/a	n/a	10	9.8
Unsecured loans:
UK	142	2.9	94	40	8	n/a	n/a	34	23.7

Loans in forbearance in the principal home loans portfolios decreased 20% to £2,328m.

¡	PCB – UK (home loans): Balances under forbearance decreased 22% to £1,842m, principally due to a reduction in the proportion of accounts meeting the MCA reserve forbearance classification criteria. This type of forbearance comprises 68% (2013: 70%) of the total, with term extensions comprising a further 17% (2013: 17%). Total past due balances reduced 29% to £355m due to the improved economic environment.

¡	Africa – South Africa (home loans): Reduction in forbearance balances to £207m (2013: £248m) is due to enhanced qualification criteria which resulted in a more appropriate and sustainable programme for the customer, and local currency depreciation.

¡	Barclays Non-Core – Italy (home loans): Forbearance balances decreased 9% to £279m, predominantly due to customers exiting forbearance schemes that were established by the government. Impairment coverage increased to 3.9% (2013: 3.2%), reflecting a higher proportion of accounts on forbearance that are more than 90 days past due.

Forbearance balances on principal credit cards, overdrafts and unsecured loan portfolios decreased by 19% to £943m.

¡	UK Cards: Forbearance balances decreased by 21% to £724m, driven by the continued reduction in new repayment plan volumes caused by the implementation of enhanced qualification criteria in 2012.

¡	US Cards: Coverage ratio for US Cards is lower than UK Cards as almost 60% of forbearance programmes are fully amortising, and have lower levels of loss and impairment compared to other types of programmes.

168 | Barclays PLC Annual Report 2014	barclays.com/annualreport

Forbearance by type
	Home loans
	Barclays Core			Barclays Non-Core
	UK		South Africa		Italy[a]
As at 31 December	2014 £m	2013 £m	2014 £m	2013 £m	2014 £m	2013 £m
Interest only conversion	122	135	–	–	–	–
Interest rate reduction	–	–	1	2	–	–
Payment concession	150	160	161	187	147	144
Term extension	314	413	45	59	132	163
MCA forbearance	1,256	1,656	n/a	n/a	n/a	n/a
Total	1,842	2,364	207	248	279	307

In the UK MCA reserves are up-to-date with their mortgage repayments, but have drawn against their available reserve and displayed other indicators of financial stress. While these accounts do not meet the traditional definition of forbearance, this behaviour can be an indicator of financial difficulty. During 2014, the proportion of customers meeting this definition has decreased, primarily as a result of the improved economic conditions.

Forbearance by type
	Credit cards and unsecured loans – Barclays Core portfolios
	UK cards		US cards		UK personal loans
As at 31 December	2014 £m	2013 £m	2014 £m	2013 £m	2014 £m	2013 £m
Payment concession	31	63	–	–	–	1
Term extension	–	–	–	–	27	31
Fully amortising	–	–	58	56	93	110
Repayment plan[b]	693	833	40	50	–	–
Other	–	16	–	–	–	–
Total	724	912	98	106	120	142

Payment concessions in UK cards were withdrawn during 2014, leading to the lower balance of £31m (2013: £63m).

Repayment plan balances in UK cards decreased to £693m (2013: £833m) driven by the continued reduction in new repayment plan volumes caused by the implementation of enhanced qualification criteria in 2012.

Wholesale forbearance programmes

The tables below detail balance information for wholesale forbearance cases.

Analysis of wholesale balances in forbearance programmes
	Balances on forbearance programmes						Impairment allowances marked	Total balances on	Total balances on forbearance
	Balances between 1 and 90 days past due £m	Balances 91 days or more past due £m	Total balances past due £m	Impaired up-to-date balances £m	Performing balances £m	Total balances £m	against balances on forbearance programmes £m	forbearance programmes coverage ratio %	programmes % of gross loans and advances %
As at 31 December 2014
Investment Bank	22	32	54	–	52	106	10	9	0.1
Personal & Corporate Banking	38	391	429	587	574	1,590	225	14	2.0
Africa Banking	13	42	55	47	30	132	7	5	0.8
Total Barclays Core	73	465	538	634	656	1,828	242	13	0.9

Barclays Non-Core	41	238	279	336	36	651	271	42	1.5
Group	114	703	817	970	692	2,479	513	21	1.0

As at 31 December 2013
Investment Bank	44	1	45	–	431	476	8	2	0.5
Personal & Corporate Banking	50	428	478	403	659	1,540	255	17	2.0
Africa Banking	21	25	46	7	106	159	14	9	1.0
Total Barclays Core	115	454	569	410	1,196	2,175	277	13	1.1

Barclays Non-Core	50	567	617	452	141	1,210	614	51	2.8
Group	165	1,021	1,186	862	1,337	3,385	891	26	1.4

Notes

a	In Italy, payment concessions include plans where the customer has been extended a payment holiday and may be converted to a term extension once the agreed period is completed.
b	Repayment plan represents a reduction to the minimum payment due requirements and interest rate.

barclays.com/annualreport	Barclays PLC Annual Report 2014 | 169

Risk review Risk performance Credit risk

Wholesale forbearance reporting split by exposure class
		Corporate £m	Personal and trusts £m	Other £m	Total £m
As at 31 December 2014
Restructure: reduced contractual cash flows		180	–	–	180
Restructure: maturity date extension		600	79	4	683
Restructure: changed cash flow profile (other than extension)		335	25	4	364
Restructure: payment other than cash		7	9	–	16
Change in security		17	–	–	17
Adjustments or non-enforcement of covenants		383	53	–	436
Other (e.g. capital repayment holiday; restructure pending)		607	175	1	783
Total		2,129	341	9	2,479

As at 31 December 2013
Restructure: reduced contractual cash flows		281	–	–	281
Restructure: maturity date extension		1,164	65	55	1,284
Restructure: changed cash flow profile (other than extension)		579	25	5	609
Restructure: payment other than cash		23	1	–	24
Change in security		27	–	–	27
Adjustments or non-enforcement of covenants		410	96	–	506
Other (e.g. capital repayment holiday; restructure pending)		546	107	1	654
Total		3,030	294	61	3,385

Wholesale forbearance reporting split by business unit
	Personal & Corporate Banking £m	Investment Bank £m	Africa Banking £m	Barclays Non-Core £m	Total £m
As at 31 December 2014
Restructure: reduced contractual cash flows	125	–	1	54	180
Restructure: maturity date extension	314	72	78	219	683
Restructure: changed cash flow profile (other than extension)	178	2	49	135	364
Restructure: payment other than cash	13	–	–	3	16
Change in security	11	–	–	6	17
Adjustments or non-enforcements of covenants	329	–	–	107	436
Other (e.g. capital repayment holiday; restructure pending)	620	32	4	127	783
Total	1,590	106	132	651	2,479

As at 31 December 2013
Restructure: reduced contractual cash flows	105	1	8	167	281
Restructure: maturity date extension	315	368	103	498	1,284
Restructure: changed cash flow profile (other than extension)	209	22	44	334	609
Restructure: payment other than cash	11	–	–	13	24
Change in security	11	–	1	15	27
Adjustments or non-enforcements of covenants	370	41	1	94	506
Other (e.g. capital repayment holiday; restructure pending)	519	44	2	89	654
Total	1,540	476	159	1,210	3,385

Wholesale forbearance flows in 2014
					Balance £m
As at 1 January 2014					3,385
Added to forbearance					1,142
Removed from forbearance (credit improvement)[a]					(343)
Fully or partially repaid and other movements					(1,490)
Written off/moved to recoveries					(215)
As at 31 December 2014					2,479

Wholesale forbearance decreased 27% to £2,479m with an impairment coverage ratio of 21% (2013: 26%). Personal & Corporate Banking accounted for the largest portion with 64% (2013: 45%) of total balances held as forbearance.

Note

a	Refer to sustainability of loans under forbearance in Barclays PLC Pillar 3 report for more information.

170 | Barclays PLC Annual Report 2014	barclays.com/annualreport

Overall forbearance balances in Barclays Core portfolios fell by 16% to £1,828m, driven primarily by full and partial repayments and balances written off or moved to recoveries:

¡	The 78% reduction in the Investment Bank to £106m was driven primarily by one large single name corporate exposure returning to the performing book; and

¡	Personal & Corporate Banking rose moderately to £1,590m (2013: £1,540m). The increase was partially offset by balance reductions as a result of repayments or cases returned to performing, with comparatively fewer cases moving into recovery or written off.

BNC balances remain focused on the European corporate portfolios and reduced by 46% to £651m.

Analysis of Problem loans

Past due

Age analysis of loans and advances that are past due (audited)

The following tables present an age analysis of loans and advances that are past due but not impaired and loans that are assessed as impaired. These loans are reflected in the balance sheet credit quality tables on pages 146 and 147 as being Higher Risk.

Loans and advances past due but not impaired (audited)
	Past due up to 1 month £m	Past due 1-2 months £m	Past due 2-3 months £m	Past due 3-6 months £m	Past due 6 months and over £m	Total £m
As at 31 December 2014
Loans and advances designated at fair value	594	48	1	–	33	676
Home loans	46	6	17	135	230	434
Credit cards, unsecured and other retail lending	64	29	14	139	194	440
Corporate loans	7,204	630	874	190	387	9,285
Total	7,908	713	906	464	844	10,835

As at 31 December 2013
Loans and advances designated at fair value	113	45	9	10	170	347
Home loans	36	5	19	76	51	187
Credit cards, unsecured and other retail lending	103	37	16	56	109	321
Corporate loans	4,210	407	308	248	407	5,580
Total	4,462	494	352	390	737	6,435

Impaired loans

The following table represents an analysis of impaired loans in line with the disclosure requirements from the Enhanced Disclosure Taskforce. For further information on definitions of impaired loans refer to the identifying potential credit risk loans section on page 116 of Barclays PLC Pillar 3 report.

Movement in impaired loans
	At beginning of year £m	Classified as impaired during the year £m	Transferred to not impaired during the year £m	Repayments £m	Amounts written off £m	Exchange and other adjustments[a] £m	Balance at 31 December £m
2014
Home loans	1,983	762	(352)	(412)	(161)	(317)	1,503
Credit cards, unsecured and other retail lending	3,385	2,089	(108)	(361)	(1,885)	(507)	2,613
Corporate loans	5,142	1,167	(729)	(658)	(1,211)	(1,028)	2,683
Total impaired loans	10,510	4,018	(1,189)	(1,431)	(3,257)	(1,852)	6,799

2013
Home loans	2,207	1,217	(509)	(576)	(230)	(126)	1,983
Credit cards, unsecured and other retail lending	3,874	2,449	(168)	(362)	(2,267)	(141)	3,385
Corporate loans	5,666	2,188	(804)	(710)	(1,074)	(124)	5,142
Total impaired loans	11,747	5,854	(1,481)	(1,648)	(3,571)	(391)	10,510

For information on restructured loans refer to disclosures on forbearance on pages 167 to 171.

Note

a	2014 exchange and other adjustments includes the reclassification of Spanish loans now held for sale.

barclays.com/annualreport	Barclays PLC Annual Report 2014 | 171

Risk review Risk performance Credit risk

Analysis of loans and advances assessed as impaired (audited)

The following tables present an age analysis of loans and advances collectively impaired, total individually impaired loans, and total impairment allowance.

	Past due up to 1 month £m	Past due 1-2 months £m	Past due 2-3 months £m	Past due 3-6 months £m	Past due 6 months and over £m	Total £m	Individually assessed for impairment £m	Total £m
As at 31 December 2014
Home loans	5,155	1,424	335	470	1,050	8,434	455	8,889
Credit cards, unsecured and other retail lending	1,196	738	299	532	2,225	4,990	800	5,790
Corporate loans	284	30	24	25	148	511	2,679	3,190
Total	6,635	2,192	658	1,027	3,423	13,935	3,934	17,869

As at 31 December 2013
Home loans	5,726	2,161	667	728	1,818	11,100	510	11,610
Credit cards, unsecured and other retail lending	1,589	1,029	411	632	2,866	6,527	1,548	8,075
Corporate loans	1,047	40	35	59	400	1,581	3,892	5,473
Total	8,362	3,230	1,113	1,419	5,084	19,208	5,950	25,158

Potential credit risk loans (PCRLs) and coverage ratios

The Group reports potentially and actually impaired loans as PCRLs. PCRLs comprise two categories of loans: credit risk loans (CRLs) and potential problem loans (PPLs). For further information on definitions of CRLs and PPLs refer to the identifying potential credit risk loans section on page 113 of the Barclays PLC Pillar 3 report.

Potential credit risk loans and coverage ratios by business
	CRLs		PPLs		PCRLs
As at 31 December	2014 £m	2013 £m	2014 £m	2013 £m	2014 £m	2013 £m
Personal & Corporate Banking	2,064	2,703	175	241	2,239	2,944
Africa Banking	1,093	1,205	161	194	1,254	1,399
Barclaycard	1,765	1,541	227	182	1,992	1,723
Barclays Core	4,922	5,449	563	617	5,485	6,066
Barclays Non-Core	1,209	2,118	26	91	1,234	2,209
Total Group retail	6,131	7,567	589	708	6,719	8,275
Investment Bank	71	–	107	106	178	106
Personal & Corporate Banking	1,630	1,861	582	840	2,212	2,701
Africa Banking	665	722	94	112	759	834
Barclays Core	2,366	2,583	783	1,058	3,149	3,641
Barclays Non-Core	841	3,148	119	42	960	3,190
Total Group wholesale	3,207	5,731	902	1,100	4,109	6,831
Group total	9,338	13,298	1,491	1,808	10,828	15,106

	Impairment allowance		CRL coverage		PCRL coverage
As at 31 December	2014 £m	2013 £m	2014%	2013%	2014%	2013%
Personal & Corporate Banking	971	1,325	47.0	49.0	43.4	45.0
Africa Banking	681	674	62.3	55.9	54.3	48.2
Barclaycard	1,815	1,517	102.8	98.4	91.1	88.0
Barclays Core	3,467	3,516	70.4	64.5	63.2	58.0
Barclays Non-Core	428	856	35.4	40.4	34.7	38.8
Total Group retail	3,895	4,372	63.5	57.8	58.0	52.8
Investment Bank	44	–	62.0	–	24.7	–
Personal & Corporate Banking	668	701	41.0	37.7	30.2	26.0
Africa Banking	246	352	37.0	48.8	32.4	42.2
Barclays Core	958	1,053	40.5	40.8	30.4	28.9
Barclays Non-Core	602	1,833	71.6	58.2	62.7	57.5
Total Group wholesale	1,560	2,886	48.6	50.4	38.0	42.2
Group total	5,455	7,258	58.4	54.6	50.4	48.0

¡	CRLs decreased 29.8% to £9.3bn, with the Group’s CRL coverage ratio increasing to 58.4% (2013: 54.6%).

¡	CRLs in retail portfolios have decreased 19.0% to £6.1bn. This is primarily driven by Non-Core as a result of the reclassification of Spanish loans and improvements in Personal & Corporate Banking due to continued improvement across portfolios. CRL coverage increased to 63.5% (2013: 57.8%).

¡	CRLs in wholesale portfolios decreased 44.0% to £3.2bn. This is primarily driven by Non-Core as a result of the reclassification of Spanish loans now held for sale and a write-off of a single name exposure. CRL coverage decreased to 48.6% (2013: 50.4%).

172 | Barclays PLC Annual Report 2014	barclays.com/annualreport

Impairment

Impairment allowances

Impairment allowances decreased 25% to £5,455m, primarily within corporate loans as a result of the reclassification of Spanish loans now held for sale and a write-off of a single name exposure within BNC.

Movements in allowance for impairment by asset class (audited)
	At beginning of year £m	Acquisitions and disposals £m	Unwind of discount £m	Exchange and other adjustments[a] £m	Amounts written off £m	Recoveries £m	Amounts charged to income statement £m	Balance at 31 December £m
2014
Home loans	788	–	(23)	(200)	(191)	17	156	547
Credit cards, unsecured and other retail lending	3,603	13	(116)	(307)	(1,679)	126	1,705	3,345
Corporate loans	2,867	–	(14)	(540)	(1,167)	78	339	1,563
Total impairment allowance	7,258	13	(153)	(1,047)	(3,037)	221	2,200	5,455

2013
Home loans	855	–	(38)	(147)	(199)	30	287	788
Credit cards, unsecured and other retail lending	3,780	(5)	(132)	50	(2,121)	123	1,908	3,603
Corporate loans	3,164	–	(9)	(163)	(1,023)	48	850	2,867
Total impairment allowance	7,799	(5)	(179)	(260)	(3,343)	201	3,045	7,258

Management adjustments to models for impairment

Management adjustments to models for impairment are applied in order to factor in certain conditions or changes in policy that are not incorporated into the relevant impairment models, or to ensure that the impairment allowance reflects all known facts and circumstances at the period end. Adjustments typically increase the model derived impairment allowance. Where applicable, management adjustments are reviewed and incorporated into future model development.

Management adjustments to models of more than £10m with respect to impairment allowance in our principal portfolios are presented below.

Principal portfolios that have management adjustments greater than £10m (unaudited)
As at 31 December 2014	Total management adjustments to impairment stock, including forbearance £m	Proportion of total impairment stock %
PCB
UK home loans	52	55
UK personal loans	48	10
UK overdrafts	30	19
UK large corporate & business lending	98	14
Africa
South Africa home loans	22	11
Barclaycard
UK cards	62	5

UK home loans: Primarily to offset the benefits that recent increases in the House Price Index have had on impairment models, which may not be sustainable, and to adjust for the emerging incidence of interest-only loans reaching maturity.

UK personal loans: Principally to incorporate impairment policy requirements that have not yet been fully embedded into the models, and to increase coverage on older accounts that will be written off, once legacy remediation relating to the Consumer Credit Act concludes.

UK overdrafts: To increase coverage on dormant accounts and to incorporate impairment policy requirements that have not yet been fully embedded into models.

UK large corporate & business lending: To increase coverage on higher risk business segments that are more susceptible to movements in macro economic conditions.

South Africa home loans: Primarily to incorporate the uncertainty in the macroeconomic outlook.

UK cards: Predominantly to increase coverage on forbearance programmes and accounts in recoveries.

Note

a	2014 exchange and other adjustments includes the reclassification of impairments held against Spanish loans now held for sale.

barclays.com/annualreport	Barclays PLC Annual Report 2014 | 173

Risk review Risk performance

Market risk

Analysis of market risk

Market risk is the risk of a reduction to earnings or capital due to volatility of trading book positions or an inability to hedge the banking book balance sheet.

This section contains key disclosures describing the Group’s market risk profile, highlighting regulatory as well as management measures.

Key metrics

Measures of traded market risk, such as Value at Risk, decreased in the year due to lower volatility and risk reduction in BNC businesses.

We saw lower income from reduced activity and a reduction in associated risk measures

98%

Of days generated positive trading revenue

-24%

Reduction in management Value at Risk

-22%

Reduction in average daily revenue
Non-traded market risk measures suggest a higher sensitivity to a change in interest rates, with a stable structural currency exposure
55%

Increase in the positive impact on pre-tax net interest income of a 100bps rise in interest rates

174 | Barclays PLC Annual Report 2014	barclays.com/annualreport

Market risk is the risk of a reduction to earnings or capital due to volatility of trading book positions or an inability to hedge the banking book balance sheet.

All disclosures in this section (pages 175 to 183) are unaudited unless otherwise stated

Overview of market risk

This section contains key statistics describing the market risk profile of the bank. It includes both regulatory and management measures. This includes risk weighted assets by major business line, as well as Value at Risk (VaR) measures. A distinction is made between regulatory and management measures within the section. The market risk management section on pages 136 to 146 in Barclays PLC Pillar 3 report provides full descriptions of these metrics:

¡	Page 73 provides a view of market risk in the context of the Group’s balance sheet;

¡	Pages 139 to 144 cover the management of traded market risk. Management measures are shown from page 139 and regulatory equivalent measures are shown from page 141; and

¡	Non-traded market risk, arising from our banking books, is reviewed from page 78.

Measures of market risk in the Group and accounting measures

The relationship between the Group’s market risk measures and balance sheet is presented on page 176. Traded market risk measures such as VaR and balance sheet exposure measures have fundamental differences:

¡	Balance sheet measures show accruals-based balances or marked to market values as at the reporting date;

¡	VaR measures also take account of current mark-to-market values, however hedging effects between positions are also considered; and

¡	In addition, the measures are expressed in terms of changes in value or volatilities as opposed to static values.

For these reasons, it is not possible to present direct reconciliations of traded market risk and accounting measures. To help the reader understand the linkages between market risk measures at a high level, comparisons of exposures and balance sheet measures are provided:

¡	‘Balance sheet view of trading and banking books’, on page 176, highlights the main categories of assets that are subject to market risk; and

¡	‘Principal asset and liability balances subject to market risk in the Investment Bank, Non-Core and Head Office’, on page 178, provides another view; balance sheet values are shown for market risk-taking business lines.

Summary of performance in the period

The Group has seen a decrease in market risk from lower volatility in certain financial markets, in addition to risk reduction in Non-Core businesses:

¡	Measures of traded market risk, such as Value at Risk, decreased in the year due to lower volatility and risk reduction in BNC businesses;

¡	This translated into lower volatility in daily trading revenue as reflected in the trading revenue histogram on page 177, although with lower average daily revenue from 2013 levels;

¡	Market risk RWAs fell from 2013 levels as a result of lower volatility and reduction of BNC assets;

¡	Annual Earnings at Risk (AEaR) to interest rate shocks, a key measure of interest rate risk in the banking book (IRRBB), increased in 2014, due to increased current account balances and an improvement in the completeness of the model; and

¡	Other market risks, such as pension risk and insurance, are disclosed from page 182 onwards.

barclays.com/annualreport	Barclays PLC Annual Report 2014 | 175

Risk review Risk performance Market risk

Balance sheet view of trading and banking books

As defined by the regulatory rules, a trading book consists of positions held for trading intent or to hedge elements of the trading book. Trading intent must be evidenced in the basis of the strategies, policies and procedures set up by the firm to manage the position or portfolio. The below table provides a Group-wide overview of where assets and liabilities on the Group’s balance sheet are managed within regulatory traded and non-traded books.

The balance sheet split by trading book and banking books is shown on an IFRS scope of consolidation. The reconciliation between the accounting and regulatory scope of consolidation is shown in Barclays PLC Pillar 3 Report, table 1. The reconciling items are all part of the banking book.

Balance sheet split by trading and banking books
As at 31 December 2014	Banking book £m	Trading book £m	Total £m
Cash and balances at central banks	39,695	–	39,695
Items in course of collection from other banks	1,210	–	1,210
Trading portfolio assets	2,045	112,672	114,717
Financial assets designated at fair value	27,615	10,685	38,300
Derivative financial instruments	441	439,468	439,909
Available for sale financial investments	86,066	–	86,066
Loans and advances to banks	40,420	1,691	42,111
Loans and advances to customers	397,919	29,848	427,767
Reverse repurchase agreements and other similar secured lending	131,161	592	131,753
Prepayments, accrued income and other assets	3,607	–	3,607
Investments in associates and joint ventures	711	–	711
Property, plant and equipment	3,786	–	3,786
Goodwill and intangible assets	8,180	–	8,180
Current tax assets	334	–	334
Deferred tax assets	4,130	–	4,130
Retirement benefit assets	56	–	56
Non current assets classified as held for disposal	15,574	–	15,574
Total assets	762,950	594,956	1,357,906

Deposits from banks	57,451	939	58,390
Items in course of collection due to other banks	1,177	–	1,177
Customer accounts	418,522	9,182	427,704
Repurchase agreements and other similar secured borrowing	121,311	3,168	124,479
Trading portfolio liabilities	46	45,078	45,124
Financial liabilities designated at fair value	16,427	40,545	56,972
Derivative financial instruments	1,888	437,432	439,320
Debt securities in issue	86,099	–	86,099
Subordinated liabilities	21,153	–	21,153
Accruals, deferred income and other liabilities	11,423	–	11,423
Provisions	4,135	–	4,135
Current tax liabilities	1,021	–	1,021
Deferred tax liabilities	262	–	262
Retirement benefit liabilities	1,574	–	1,574
Liabilities included in disposal groups classified as held for sale	13,115	–	13,115
Total liabilities	755,604	536,344	1,291,948

Included within the trading book are assets and liabilities which are included in the market risk regulatory measures. For more information on these measures (VaR, SVaR, IRC and APR) see the risk management section on page 136 in Barclays PLC Pillar 3 Report.

Traded market risk review

Review of management measures

The following disclosures provide details on management measures of market risk. See pages 139 to 144 in Barclays PLC Pillar 3 Report for more detail on management measures and the differences when compared to regulatory measures.

The table below shows the total Group management VaR by asset class, as well as the impact of diversification. The majority of VaR arises out of the Investment Bank. Additional limited trading activity is undertaken in Africa Banking on behalf of clients. VaR also arises in Treasury in relation to certain products (mainly for hedging and liquidity purposes). Finally, certain legacy positions in BNC attract VaR.

Limits are applied against each asset class VaR as well as total management VaR, which are then cascaded further by risk managers to each business.

The management VaR numbers in the table below include add-ons, to better represent the market risk where the VaR model may not fully represent some risk factors. See page 144 in Barclays PLC Pillar 3 Report for a description of risks not in VaR (RNIVs).

Note

a	The primary risk factors for banking book assets and liabilities are interest rates and to a lesser extent, foreign exchange rates. Credit spreads and equity prices will also be a factor where the Group holds debt and equity securities respectively, either as financial assets designated at fair value (see Note 14) or as available for sale (see Note 16).

176 | Barclays PLC Annual Report 2014	barclays.com/annualreport

The daily average, maximum and minimum values of management VaR (audited)

For the year ended 31 December	2014			2013

	Average	High[a]	Low[a]	Average	High[a]	Low[a]
Management VaR (95%)	£m	£m	£m	£m	£m	£m

Credit risk	11	15	9	18	25	12
Interest rate risk	11	17	6	13	24	6
Equity risk	10	16	6	11	21	5
Basis risk	4	8	2	11	17	7
Spread risk	4	8	3	11	21	5
Foreign exchange risk	4	23	1	4	7	2
Commodity risk	2	8	1	5	8	2
Inflation risk	2	4	2	3	8	2
Diversification effect[a]	(26)	n/a	n/a	(47)	n/a	n/a

Total management VaR	22	36	17	29	39	21

Average management VaR for the Group fell by 24% to £22m, with all individual risk type components reducing, particularly credit, spread and basis risks. The three main contributors to average management VaR were credit, interest rate and equity risk.

Average credit risk VaR decreased 39% to £11m reflecting lower volatility driven by low credit spreads. Spread risk and Basis risk VaR decreased in part due to lower interest rates environment. Average commodities VaR declined 60% to £2m primarily as a result of risk reduction in Non-Core businesses. Average Equity VaR was broadly stable compared to the previous year and also saw an environment of low volatility for most of the year. Average Foreign Exchange VaR was broadly stable over the year, but saw a peak of £23m in late December 2014 due to an increase in positions that were held for a brief period of time. Foreign Exchange VaR fell back before the year-end when the positions were closed out. See also the Group management VaR graph below.

The business remained within the management VaR limits that were reported to the Board Financial Risk Committee (BFRC) throughout 2014 for both asset class VaR and total VaR.

Group management VaR	Group daily trading revenue

The chart above shows the distribution of daily revenue in 2014 and 2013. For 2014, this includes daily trading revenue generated in the Investment Bank (except for Private Equity and Principal Investments), Treasury, Africa Banking and Non-Core. The BNC business does not undertake trading activities other than strategic disposals. Please see page 241 for a discussion of BNC financial performance in 2014.

Daily trading revenue includes realised and unrealised mark to market gains and losses from intraday market moves, commission and advisory fees. The VaR measure above is not designed to be reconciled to the full revenue measure from the trading business. VaR shows the volatility of a hypothetical measure that reflects unrealised mark to market changes in positions under the assumption that they are held over a one-day period. VaR informs risk managers on the risk implications of current portfolio decisions.

The average daily revenue decreased 22% to £32m; however, there were more positive trading revenue days in 2014 than in 2013, with 98% (2013: 97%) of days generating positive trading revenue. The chart shows lower variability in daily income levels, which appears consistent with the decrease in average management VaR and lower market volatility.

The daily VaR chart illustrates a declining trend in 2014. The rise in late December 2014 was associated with an increase in positions in a specific market that were held for a brief period of time. VaR fell back when the positions were closed out. See the discussion of VaR by asset class on the previous page.

Note

a	Diversification effects recognise that forecast losses from different assets or businesses are unlikely to occur concurrently, hence the expected aggregate loss is lower than the sum of the expected losses from each area. Historic correlations between losses are taken into account in making these assessments. The high and low VaR figures reported for each category did not necessarily occur on the same day as the high and low VaR reported as a whole. Consequently a diversification effect balance for the high and low VaR figures would not be meaningful and is therefore omitted from the above table.

barclays.com/annualreport	Barclays PLC Annual Report 2014 | 177

Risk review Risk performance Market risk

The table below provides an overview of the assets and liabilities of the major trading portfolios and associated standalone management VaR. While the table on page 176 shows the total balance sheet breakdown for the Group, split by trading and banking books, the table below shows the assets and liabilities for the major trading portfolios in the Investment Bank that are most sensitive to market risk. These comprise available for sale investments, debt securities in issue, derivative financial instruments, and positions with other financial institutions at fair value, repurchase agreements, and trading portfolio assets/liabilities.

The restructuring of the business into Core and Non-Core in 2014 changed the portfolio structure. Management VaR is presented for the fourth quarter, the first full period since the restructure.

Principal asset and liability balances subject to market risk in the Investment Bank, BNC and Head Office

As at 31 December 2014

Portfolio	Description of business activity	Assets £m	Liabilities £m	Average over Q4 2014 Management VaR £m	Principal balance sheet line items	Principal market risk exposure

Client Capital Management	The function primarily manages counterparty risk exposures arising from derivative contracts.	102,610	99,821	11	Derivative financial instruments and repurchase agreements.	Hedging the firm’s credit risk including counterparty risk exposure on derivatives.
Equities	Provides equity market making and risk management services for clients.	66,395	55,274	10	Trading portfolio asset/ liabilities and derivative financial instruments and repurchase agreements.	Provides derivative solutions to clients. The business also supports cash equity trading, primary market issuance and block trades.
Credit	Provides specific credit market exposures.	38,993	23,222	10	Derivative financial instruments and trading portfolio asset/liabilities and repurchase agreements.	Risk exposure is primarily to credit markets.
Treasury[a]	Provides funding and liquidity services	31,715	34,219	9	Available for sale financial investments and debt securities in issue.	The principal service is the execution of liquidity and funding operations.
Macro	Market maker in foreign exchange, rates, commodities and local markets.	118,791	119,302	8	Derivative financial instruments and trading portfolio asset/liabilities and repurchase agreements.	Market risk exposure arises from credit trading including bond syndication, and interest rate, currency and commodity market making and trading. The business is well– diversified leading to low risk.
BNC	Manages assets from non-core operations.	351,247	328,859	4	Derivative financial instruments and repurchase agreements and trading portfolio asset/liabilities.	Exposures which the business has been managing down.
Other subject to management VaR	Primarily provides financing solution for clients	551	11,256	n/a	Debt securities in issue/ Issued debts.	Risk exposure is primarily to debt capital markets.
Other, including diversification effects	–	–	–	(30)	–	–
Total subject to management VaR	–	710,302	671,953	22	–	–
Other Investment Bank, Non-Core and Head Office	–	265,866	237,213	n/a	–	–
Total Investment Bank, Non-Core and Head Office	–	976,168	909,166	22	–	–

Note

a	Treasury contains banking book positions that will be treated under the non-traded market risk framework in 2015.

178 | Barclays PLC Annual Report 2014	barclays.com/annualreport

In order to provide an estimation of the scale of the balance sheet instruments that generate market risk, as defined by the Group for purposes of risk management, assets and liabilities that are expected to generate market risk have been aggregated by main business lines. Note, however, that due to differences in data sets for market risk and IFRS reporting some assets that do not generate market risk could be included. The ‘Other assets’ line contains (i) business lines that are primarily defined as banking book, and (ii) line items that should not generate market risk.

Management VaR is shown at 95th percentile for Q4 2014. Market risks arising from the individual portfolios listed above diversify to provide total management VaR for the Investment Bank, Non-Core and Head Office. Some functions such as Treasury and Client Capital Management show exposure as a result of the service it provides to the client facing franchise, such as managing the firm’s exposure to counterparty default or providing funding to execute business.

Business Scenario Stresses

As part of the Group’s risk management framework, on a regular basis the performance of the trading business in hypothetical scenarios characterised by severe macroeconomic conditions is modelled. Up to six global scenarios are modelled on a regular basis, for example, a sharp deterioration in liquidity, a slowdown in the global economy, terrorist attacks, global recession and a sovereign peripheral crisis.

Similarly to 2013, throughout 2014, the scenario analyses showed the biggest market risk related impact would be due to a severe deterioration in liquidity and a rapid slowdown in the global economy.

Review of regulatory measures

The following disclosures provide details on regulatory measures of market risk. See pages 141 and 145 of the Barclays PLC Pillar 3 Report for more detail on regulatory measures and the differences when compared to management measures.

The Group’s market risk capital requirements comprise two elements:

¡	Trading book positions booked to legal entities within the scope of the Group’s PRA waiver where the market risk is measured under a PRA approved internal models approach, including regulatory VaR, Stressed Value at Risk (SVaR), Incremental Risk Charge (IRC) and All Price Risk (APR) as required; and

¡	Trading book positions that do not meet the conditions for inclusion within the approved Internal Models Approach. Their capital requirement is calculated using standardised rules.

The below table summarises the regulatory market risk measures, under the internal models approach. See table “Minimum capital requirement for market risk” in Barclays PLC Pillar 3 Report for a breakdown of capital requirements by approach.

Analysis of regulatory VaR, SVaR, IRC and APR
As at 31 December 2014	Year-end £m	Average £m	Max £m	Min £m
Regulatory VaR	29	39	66	29
SVaR	72	74	105	53
IRC	80	118	287	58
APR	24	28	39	24

As at 31 December 2013
Regulatory VaR	42	46	67	31
SVaR	90	85	112	61
IRC	139	238	539	115
APR	29	141	183	29

Overall, there was a lower risk profile during 2014:

¡	SVaR decreased by 20% to £72m driven by equities and foreign exchange;

¡	IRC decreased by 42% to £80m as a result of a reduction in exposure to lower-rated sovereigns as well as increased diversification; and

¡	APR decreased by 17% to £24m as a result of the sale of positions.

The table below shows the primary portfolios which are driving the trading businesses’ modelled capital requirement as at 2014 year end. The standalone portfolio results diversify at the total level and are not necessarily additive. Regulatory VaR, SVaR, IRC and APR in the prior table show the diversified results.

Breakdown of the major regulatory risk measures by portfolio
As at 31 December 2014	Macro £m	Equities £m	Credit £m	Client Capital Management £m	Treasury £m	Africa £m	BNC £m
Regulatory VaR	11	17	7	21	1	2	8
SVaR	29	82	19	42	10	3	21
IRC	195	16	211	62	–	–	94
APR	–	–	–	–	–	–	24

barclays.com/annualreport	Barclays PLC Annual Report 2014 | 179

Risk review Risk performance Market risk

Non-traded market risk

Net interest income sensitivity

The table below shows sensitivity analysis on the pre-tax net interest income for the non-trading financial assets and financial liabilities. The sensitivity has been measured using the Annual Earnings at Risk (AEaR) methodology as described on page 145 in Barclays PLC Pillar 3 Report. The benchmark interest rate for each currency is set as at 31 December of the same year. The effect of structural hedging is taken into account. The tables below show that net interest income would increase given a rise in rates; however, this analysis does not include the potential impacts on the impairment charge due to the effect of interest rates on affordability. This effect would depend on the wider economic environment and have the opposite effect on total profit.

Banking book exposures held or issued by the Investment Bank are excluded from the interest rate sensitivity tables as these are measured and managed using VaR.

Net interest income sensitivity (AEaR) by business unit
As at 31 December 2014	Personal & Corporate Banking £m	Barclaycard £m	Africa £m	BNC £m [a]	Other £m [b]	Total £m
+200bps	464	(59)	26	6	(97)	340
+100bps	239	(27)	13	3	(58)	170
-100bps	(426)	26	(9)	(1)	26	(384)
-200bps	(430)	29	(17)	(1)	39	(380)

As at 31 December 2013
+200bps	373	(84)	19	9	(92)	225
+100bps	195	(42)	9	5	(57)	110
-100bps	(315)	25	(8)	(1)	56	(243)
-200bps	(352)	26	(15)	(1)	49	(293)

AEaR increased 51% to £340m to a +200bp parallel shock. This was predominantly due to an increase in PCB account balances for which a structural hedge is in place. AEaR to the -200bp shock increased to £380m (2013: £293m) predominantly due to the inclusion of re-pricing lag risk in the PCB model. This is the risk of being unable to re-price products immediately after a change in rates due to mandatory notification periods.

Net interest income sensitivity (AEaR) by currency (audited)

As at 31 December	2014		2013

	+100 basis points £m	-100 basis points £m	+100 basis points £m	-100 basis points £m

GBP	126	(373)	92	(199)
USD	25	(19)	9	(21)
EUR	(9)	24	(18)	(7)
ZAR	11	(8)	10	(9)
Other currencies	17	(8)	17	(7)

Total	170	(384)	110	(243)

As percentage of net interest income	1.40%	3.18%	0.95%	2.09%

Net interest income sensitivity mainly arises in GBP, driven by PCB as discussed in the above table.

Barclays measure some non-traded market risks using an economic capital (EC) methodology. EC is predominantly calculated using a daily VaR model and then scaled up to a 1 year EC confidence interval (99.98%). For more information on definitions of prepayment, recruitment and residual risk, and on how EC is used to manage market risk, see the market risk management section on page 145 in Barclays PLC Pillar 3 Report.

The table on the next page shows the EC figures for the main non-trading businesses, where non-traded market risk EC is part of the business limit framework.

Notes

a	Only retail exposures within BNC are included in the calculation.
b	Other consists of Treasury and adjustments made for hedge ineffectiveness. The hedge ineffectiveness accounts for the portion of the movements in hedging instruments that cannot be deferred from the income statements to the hedge reserves. This arises where the movement in the hedging instrument exceeds the movement of the hedged item in absolute terms.

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Economic Capital for non-traded risk by business unit
As at 31 December 2014	Personal & Corporate Banking £m	Barclaycard £m	Africa Banking £m	BNC £m	[a]	Total £m
Prepayment risk	32	15	–	–		47
Recruitment risk	148	1	–	–		149
Residual risk[a]	12	3	34	16		65
Total	192	19	34	16		261

As at 31 December 2013
Prepayment risk	31	10	–	–		41
Recruitment risk	112	2	–	–		114
Residual risk	10	4	38	13		65
Total	153	16	38	13		220

Total EC has increased 19% to £261m, primarily due to an increase in recruitment risk in PCB. This is due to the increase in mortgage and fixed rate savings product pipelines for which pre-hedges are in place.

Analysis of equity sensitivity

The table below measures the overall impact of a +/- 100bps movement in interest rates on available for sale and cash flow hedge reserves. This data is captured using PV01 which is an indicator of the shift in asset value for a 1 basis point shift in the yield curve. Note that in 2014 the methodology used to estimate the impact of the negative movement applied a 0% floor to interest rates.

Analysis of equity sensitivity

As at 31 December	2014		2013

	+100 basis points £m	-100 basis points £m	+100 basis points £m	-100 basis points £m

Net interest income	170	(384)	110	(243)
Taxation effects on the above	(41)	92	(27)	61

Effect on profit for the year	129	(292)	83	(182)

As percentage of net profit after tax	15.27%	(34.56)%	6.40%	(14.03)%

Effect on profit for the year (per above)	129	(292)	83	(182)
Available for sale reserve	(698)	845	(861)	861
Cash flow hedge reserve	(3,058)	2,048	(2,831)	2,808
Taxation effects on the above	901	(694)	923	(917)

Effect on equity	(2,726)	1,907	(2,686)	2,570

As percentage of equity	(4.13)%	2.89%	(4.20)%	4.02%

As discussed in relation to the net interest income sensitivity table on page 180, the impact of a 100bps movement in rates is largely driven by PCB. The movement in the AFS reserve shows lower sensitivity in 2014 due to the disposal of large debt security positions in Treasury. Note that the movement in the AFS reserve would impact CRD IV fully loaded CET1 capital, but the movement in the cash flow hedge reserve would not impact CET1 capital.

Foreign exchange risk

The Group is exposed to two sources of foreign exchange risk:

i)Transactional foreign currency exposure

Transactional foreign exchange exposures represent exposure on banking assets and liabilities, denominated in currencies other than the functional currency of the transacting entity.

The Group’s risk management policies prevent the holding of significant open positions in foreign currencies outside the trading portfolio managed by the Investment Bank which is monitored through DVaR.

Banking book transactional foreign exchange risk outside of the Investment Bank is monitored on a daily basis by the market risk functions and minimised by the businesses.

ii) Translational foreign exchange exposure

The Group’s investments in overseas subsidiaries and branches create capital resources denominated in foreign currencies principally US Dollar, Euro and South African Rand. Changes in the GBP value of the net investments due to foreign currency movements are captured in the currency translation reserve, resulting in a movement in CET1 capital.

The Group’s strategy is to minimise the volatility of the capital ratios caused by foreign exchange movements, by using the CET1 capital movements to broadly match the revaluation of the Group’s foreign currency RWA exposures.

The economic hedges primarily represent the US Dollar and Euro preference shares and Additional Tier 1 instruments that are held as equity, accounted for at historic cost under IFRS and do not qualify as hedges for accounting purposes.

Note

a	Only the retail exposures within Non-Core are captured in the measure.

barclays.com/annualreport	Barclays PLC Annual Report 2014 | 181

Risk review Risk performance Market risk

Functional currency of operations

Functional currency of operations
As at 31 December 2014	Foreign currency net investments £m	Borrowings which hedge the net investments £m	Derivatives which hedge the net investments £m	Structural currency exposures pre- economic hedges £m	Economic hedges £m	Remaining structural currency £m
US Dollar	23,728	5,270	1,012	17,446	6,655	10,791
Euro	3,056	328	238	2,490	1,871	619
Rand	3,863	–	103	3,760	–	3,760
Japanese Yen	364	164	208	(8)	–	(8)
Other	2,739	–	1,198	1,541	–	1,541
Total	33,750	5,762	2,759	25,229	8,526	16,703

As at 31 December 2013
US Dollar	34,220	5,555	12,558	16,107	5,812	10,295
Euro	9,336	538	5,570	3,228	2,833	395
Rand	3,835	–	114	3,721	–	3,721
Japanese Yen	454	89	352	13	–	13
Other	2,850	–	1,101	1,749	–	1,749
Total	50,695	6,182	19,695	24,818	8,645	16,173

During 2014, total structural currency exposure net of hedging instruments remained stable at £16.7bn (2013: £16.2bn) and broadly in line with the overall RWA currency profile. Foreign currency net investments decreased by £16.9bn to £33.8bn (2013: £50.7bn) driven predominantly by the restructuring of Group subsidiaries. The hedges associated with these investments decreased by £16.9bn to £2.8bn (2013: £19.7bn).

Pension risk review

The UK Retirement Fund (UKRF) represents approximately 92% (2013: 91%) of the Group’s total retirement benefit obligations globally. The other material overseas schemes are in South Africa and the US where they represent approximately 4% (2013: 5%) and 2% (2013: 2%) respectively of the Group’s total retirement benefit obligations. As such, this risk review section will focus exclusively on the UKRF. Note that the scheme is closed to new entrants.

Pension risk arises as the estimated market value of the pension fund assets might decline, or the investment returns might reduce; or the estimated value of the pension liabilities might increase.

See page 146 in the 2014 Barclays PLC Pillar 3 Report for more information on how pension risk is managed.

Assets

The Board of Trustees defines an overall long-term investment strategy for the UKRF, with investments across a broad range of asset classes. This ensures an appropriate mix of return-seeking assets to generate future returns as well as liability matching assets to better match the future pension obligations. The main market risks within the asset portfolio are against interest rates and equities.

Fair value of UKRF plan assets increased by 14% to £26.9bn. See Note 35 on page 323 for details.

Liabilities

The retirement benefit obligations are a series of future cash flows with relatively long duration. On an IAS 19 basis these cash flows are sensitive to changes in the expected long-term inflation rate and the discount rate (AA corporate bond yield curve):

¡	An increase in long-term inflation corresponds to an increase in liabilities; and

¡	An increase in the discount rate corresponds to a decrease in liabilities.

Pension risk is generated through the Group’s defined benefits schemes and this risk is deemed to move to zero over time as the chart below shows. The chart below outline the shape of the liability cash flow profile, that takes account of future inflation indexing of payments to beneficiaries, with the majority of the cash flows (approximately 75%) falling between 0 and 40 years, peaking within the 21 to 30 year band and reducing thereafter. The shape may vary depending on changes in inflation expectation and mortality and it is updated in line with triennial valuation process.

For more detail on liability assumptions see Note 35 on page 323.

182 | Barclays PLC Annual Report 2014	barclays.com/annualreport

Proportion of liability cash flows

Risk measurement

In line with the Group’s risk management framework, the assets and liabilities of the UKRF are modelled within a VaR framework to show the volatility of the pension positions on a total portfolio level. This ensures that the risks, diversification benefits and liability matching characteristics of the UKRF obligations and investments are adequately captured. VaR is measured and monitored on a monthly basis at the pension risk for a such as the Market Risk Committee, Pension Management Group and Pensions Executive Board. The VaR model takes into account the valuation of the liabilities based on an IAS 19 basis (see Note 35 to the financial statements). The trustees, receive quarterly VaR measures on a funding basis.

The pension liability is also sensitive to post-retirement mortality assumptions. See Note 35 to the financial statements for more details.

In addition to this, the impact of pension risk to the Group is taken into account as part of the stress testing process. Stress testing is performed internally at least on an annual basis, covering scenarios such as European economic crisis and quantitative easing. The UKRF exposure is also included as part of the regulatory stress tests and exercises indicated that the UKRF risk profile is resilient to severe stress events.

The defined benefit pension scheme affects capital in two ways. The IAS 19 deficit impacts the CET1 capital ratio. Pension risk is also taken into account in the Pillar 2 capital assessment.

Triennial valuation

Please see Note 35 to the financial statements for information on the current position of the fund.

Insurance risk review

Insurance risk is managed within Africa Banking. From an economic capital perspective, four significant categories of insurance risk are reported. Please see page 146 in Barclays PLC Pillar 3 Report for definitions and governance procedures.

The risk figures are based on economic capital principles and refer to 1 in 250 event levels. The underwriting risk appetite for short term insurance for 2014 was calculated based on the projected net written premium. See page 146 in Barclays PLC Pillar 3 Report for a description of the risks and a discussion of their measurement.

The year-on-year utilisation (as a percentage of approved appetite) remained relatively stable, except for life insurance mismatch risk which is explained below. The risk types below include the assessments of the main insurance risks for determining the economic capital requirements.

	2014		2013

As at 31 December	Position £m	Appetite £m	Position £m	Appetite £m

Short term insurance underwriting risk	40	44	40	51
Life insurance underwriting risk	21	28	22	26
Life insurance mismatch risk	16	40	17	44
Life and short-term insurance investment risk	12	14	12	16

Risk positions were broadly stable over the year. The life insurance mismatch risk utilisation was lower than appetite as a refined actuarial valuation methodology was implemented. This model refinement resulted in a better matching position between assets and liabilities resulting in a desired lower mismatch for 2014 compared to 2013.

barclays.com/annualreport	Barclays PLC Annual Report 2014 | 183

Risk review Risk performance Funding risk – Capital

Analysis of capital risk

Capital risk is the risk that the Group has insufficient capital resources, which could lead to (i) a failure to meet regulatory requirements; (ii) a change to credit rating; or (iii) an inability to support business activity and growth.

This section details Barclays’ capital position providing information on both capital resources and capital requirements under CRD IV. It also provides detail of the BCBS 270 leverage ratio and underlying exposures.

Key metrics
10.3% fully loaded
Common Equity Tier 1 ratio

Fully loaded CET1 capital increased by £1.1bn driven by increased qualifying reserves and lower regulatory deductions.
RWAs decreased by £40.6bn driven by a reduction in Non-Core reflecting the disposal of businesses, run-down and exit of securities and loans; and derivative risk reductions.
3.7% BCBS 270 leverage ratio

The BCBS 270 leverage ratio increased to 3.7% from September 2014 reflecting a reduction in leverage exposure to £1,233bn driven by a seasonal reduction in settlement balances and continued reductions in Non-Core exposure.

184 | Barclays PLC Annual Report 2014	barclays.com/annualreport

Capital risk is the risk that the Group has insufficient capital resources to:

¡	Meet minimum regulatory requirements in the UK and in other jurisdictions such as the United States and South Africa where regulated activities are undertaken. The Group’s authority to operate as a bank is dependent upon the maintenance of adequate capital resources;

¡	Support its credit rating. A weaker credit rating would increase the Group’s cost of funds; and

¡	Support its growth and strategic options.

More details on monitoring and managing capital risk may be found in the Risk Management sections on pages 132 and 133.

All disclosures in this section (pages 185 to 190) are unaudited unless otherwise stated

Overview

This section provides an overview of Barclays’ capital position and details i) capital resources on a PRA transitional basis ii) movement analysis on fully loaded CET1 capital iii) CRD IV capital requirements by risk type and business and movement analysis. It also provides details of the BCBS 270 leverage ratio and underlying exposures.

Capital ratios

Barclays’ current regulatory target is to meet a fully loaded CET1 ratio of 9% by 2019, plus a Pillar 2A add-on. The 9% comprises the required 4.5% minimum CET1 ratio and, phased in from 2016, a Combined Buffer Requirement made up of a Capital Conservation Buffer (CCB) of 2.5% and an expected Globally Systemically Important Institution (G-SII) buffer of 2%.

Under current PRA guidance, the Pillar 2A add-on will need to be met with 56% CET1 from 2015, which would equate to approximately 1.6%a of RWAs. The Pillar 2A add-on would be expected to vary over time according to the PRA’s individual capital guidance.

In addition, a Counter-Cyclical Capital Buffer (CCCB) and/or additional Sectoral Capital Requirements (SCR) may be required by the Bank of England to protect against perceived threats to financial stability. CRD IV also includes the potential for a Systemic Risk Buffer (SRB). These buffers could be applied at the Group level or at a legal entity, sub-consolidated or portfolio level. No CCCB, SCR or SRB has currently been set by the Bank of England.

Capital resources

The PRA announced the acceleration of transitional provisions relating to CET1 deductions and filters so the fully loaded requirements are applicable from 1 January 2014, with the exception of unrealised gains on available for sale debt and equity. As a result, transitional capital ratios are now closely aligned to fully loaded ratios.

Grandfathering limits on capital instruments, previously qualifying as Tier 1 and Tier 2, are unchanged under the PRA transitional rules.

Leverage

In addition to the Group’s capital structure, target ratios have also been set in respect of both the PRA leverage ratio requirement of 3% and the final recommendations on leverage proposed by the FPC’s review on leverage published 31st October 2014.

The review recommends a minimum leverage ratio requirement, a supplementary leverage ratio buffer applicable to globally systemically important banks and a countercyclical leverage ratio buffer. These recommendations would result in a fully phased in leverage ratio of 3.7% for Barclays (based on current GSIFI and Countercyclical Buffer assumptions) applicable by 2018.

Summary of performance in the period

Barclays continues to be in excess of minimum CRD IV capital ratios on both a transitional and fully loaded basis.

As at 31 December 2014, Barclays exceeded the PRA target fully loaded CET1 ratio of 7%. On a transitional basis, the PRA has implemented a minimum requirement CET1 ratio of 4%, Tier 1 ratio of 5.5% and Total Capital ratio of 8%.

The fully loaded CRD IV CET1 ratio increased to 10.3% (2013: 9.1%) due to a £40.6bn reduction in risk weighted assets to £401.9bn and an increase in the fully loaded CRD IV CET1 capital of £1.1bn to £41.5bn.

The increase in capital, after absorbing £3.3bn of adjusting items, was driven by a £1.6bn increase in other qualifying reserves and a £0.6bn increase due to lower regulatory adjustments and deductions. This was partially offset by £1.2bn recognised for dividends.

The RWA reduction was mainly driven by a £35bn reduction in Non-Core to £75bn reflecting the disposal of businesses, run-down and exit of securities and loans, and derivative risk reductions.

The BCBS 270 leverage ratio increased to 3.7% (September 2014: 3.5%), reflecting a reduction in the BCBS 270 leverage exposure to £1,233bn (September 2014: £1,324bn) driven by a seasonal reduction in settlement balances and continued reductions in Non-Core exposure.

Note

a	Based on a point in time assessment made by the PRA, at least annually. The PRA issued its requirements in May 2014. The EBA issued guidelines on the Supervisory Review and Evaluation Process (SREP) and on Pillar 2 capital which are effective from 2016, which are likely to affect how the PRA approaches Pillar 2 thereafter.

barclays.com/annualreport	Barclays PLC Annual Report 2014 | 185

Risk review Risk performance Funding risk – Capital

CRD IV Capital

The Capital Requirements Regulation and Capital Requirements Directive implemented Basel III within the EU (collectively known as CRD IV) on 1 January 2014. The rules are supplemented by Regulatory Technical Standards and the PRA’s rulebook, including the implementation of transitional rules. However, rules and guidance are still subject to change as certain aspects of CRD IV are dependent on final technical standards and clarifications to be issued by the EBA and adopted by the European Commission and the PRA. All capital, RWA and leverage calculations reflect Barclays’ interpretation of the current rules.

Key capital ratios

As at 31 December	2014	2013

Fully Loaded Common Equity Tier 1	10.3%	9.1%
PRA Transitional Common Equity Tier 1[a,b]	10.2%	9.1%
PRA Transitional Tier 1[b,c]	13.0%	11.3%
PRA Transitional Total Capital[b,c]	16.5%	15.0%

Capital resources (audited)

As at 31 December	2014 £m	2013 £m

Shareholders’ equity (excluding non-controlling interests) per balance sheet	59,567	55,385
– Less: Other equity instruments (recognised as AT1 capital)	(4,322)	(2,063)
Adjustment to retained earnings for foreseeable dividends	(615)	(640)

Minority interests (amount allowed in consolidated CET1)	1,227	1,238

Other regulatory adjustments and deductions
Additional value adjustments (PVA)	(2,199)	(2,479)
Goodwill and intangible assets	(8,127)	(7,618)
Deferred tax assets that rely on future profitability excluding temporary differences	(1,080)	(1,045)
Fair value reserves related to gains or losses on cash flow hedges	(1,814)	(270)
Excess of expected losses over impairment	(1,772)	(2,106)
Gains or losses on liabilities at fair value resulting from own credit	658	600
Other regulatory adjustments	(45)	(119)
Direct and indirect holdings by an institution of own CET1 instruments	(25)	(496)

Fully loaded Common Equity Tier 1	41,453	40,387
Regulatory adjustments relating to unrealised gains	(583)	(180)

PRA transitional Common Equity Tier 1	40,870	40,207

Additional Tier 1 (AT1) capital
Capital instruments and the related share premium accounts	4,322	2,063
Qualifying AT1 capital (including minority interests) issued by subsidiaries	6,870	9,726
Less instruments issued by subsidiaries subject to phase out	–	(1,849)

Transitional Additional Tier 1 capital	11,192	9,940

PRA transitional Tier 1 capital	52,062	50,147

Tier 2 (T2) capital
Capital instruments and the related share premium accounts	800	–
Qualifying T2 capital (including minority interests) issued by subsidiaries	13,529	16,834
Less instruments issued by subsidiaries subject to phase out	–	(522)
Other regulatory adjustments and deductions	(48)	(12)

PRA transitional total regulatory capital	66,343	66,447

Notes

a	The CRD IV CET1 ratio (FSA October 2012 transitional statement) as applicable to Barclays’ Tier 2 Contingent Capital Notes was 12.3% based on £49.6bn of transitional CRD IV CET1 capital and £402bn RWAs.
b	The PRA transitional capital is based on guidance provided in policy statement PS7/13 on strengthening capital standards published in December 2013.
c	As at 31 December 2014, Barclays’ fully loaded Tier 1 capital was £46,020m, and the fully loaded Tier 1 ratio was 11.5%. Fully loaded total regulatory capital was £61,763m and the fully loaded total capital ratio was 15.4%. The fully-loaded Tier 1 capital and total capital measures are calculated without applying the transitional provisions set out in CRD IV and after assessing compliance of AT1 and T2 instruments against the relevant criteria in CRD IV.

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Movement in fully loaded Common Equity Tier 1 (CET1) Capital
2014 £m
Opening balance as at 1 January	40,387

Profit for the period	76
Movement in own credit	58
Movement in dividends	(1,228)
Retained regulatory capital generated from earnings	(1,094)

Movement in reserves – net impact of share awards	706
Movement in available for sale reserves	414
Movement in currency translation reserves	560
Movement in retirement benefits	205
Other reserves movements	(329)
Movement in other qualifying reserves	1,556

Minority interests	(11)
Additional value adjustments (PVA)	280
Goodwill and intangible assets	(509)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	(35)
Negative amounts resulting from the calculation of expected loss amounts	334
Other regulatory adjustments	74
Direct and indirect holdings by an institution of own CET1 instruments	471
Movement in regulatory adjustments and deductions	604
Closing balance as at 31 December	41,453

¡	Fully loaded CRD IV CET1 ratio increased significantly in the period to 10.3% (2013: 9.1%) reflecting an increase in CET1 capital of £1.1bn to £41.5bn, after absorbing £3.3bn of adjusting items, and a £40.6bn decrease in RWAs to £402bn. The improvement reflects progress made in execution of the Group strategy and good progress towards the 2016 Transform target of in excess of 11%.

¡	Material movements in CET1 capital included:

–	A £1.2bn decrease recognised for dividends paid and foreseen;

–	A £0.6bn increase due to movements in the currency translation reserve primarily driven by the strengthening of USD against GBP;

–	A £0.4bn increase due to gains in the available for sale reserve; and

–	A £0.6bn increase due to lower regulatory adjustments and deductions, with decreased deductions of £0.5bn for holdings of own CET1 instruments, £0.3bn for expected loss over impairments and £0.3bn for PVA, partially offset by a £0.5bn increase in the deduction for goodwill and intangible assets. The reduction in PVA results principally from the £0.9bn adjustment to the balance sheet valuation of the ESHLA portfolio at year end, which reduces the PVA relating to that portfolio.

¡	Transitional total capital decreased by £0.1bn to £66.3bn largely due to capital redemptions in the period of €1bn non-cumulative callable preference shares and €1bn of callable fixed/floating rate subordinated notes (T2 capital). These decreases were partially offset by the increase in fully loaded CET1 capital and a T2 capital issuance of $1.25bn of fixed rate subordinated notes.

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Risk review Risk performance Funding risk – Capital

Risk weighted assets (RWAs) by risk type and business
	Credit risk		Counterparty credit risk[a]		Market risk[b]		Operational risk	Total RWAs
As at 31 December 2014	Std £m	IRB £m	Std £m	IRB £m	Std £m	IMA £m	£m	£m
Personal and Corporate Banking	32,657	70,080	238	1,049	26	–	16,176	120,226
Barclaycard	15,910	18,492	–	–	–	–	5,505	39,907
Africa Banking	9,015	21,794	10	562	948	588	5,604	38,521
Investment Bank	5,773	36,829	13,739	11,781	18,179	16,480	19,621	122,402
Head Office	506	2,912	234	62	7	521	1,326	5,568
Total Core	63,861	150,107	14,221	13,454	19,160	17,589	48,232	326,624
Barclays Non-Core	10,679	19,416	3,023	18,406	2,236	13,088	8,428	75,276
Total risk weighted assets	74,540	169,523	17,244	31,860	21,396	30,677	56,660	401,900

As at 31 December 2013
Personal and Corporate Banking	30,750	71,635	174	649	57	–	15,020	118,285
Barclaycard	14,357	15,676	–	–	–	–	5,627	35,660
Africa Banking	7,435	21,807	9	529	494	935	6,837	38,046
Investment Bank	3,681	33,215	11,200	19,511	21,756	16,921	18,096	124,380
Head Office	251	7,760	411	1,747	3,612	1,356	1,089	16,226
Total Core	56,474	150,093	11,794	22,436	25,919	19,212	46,669	332,597
Barclays Non-Core	19,120	29,677	5,152	20,709	7,819	19,755	7,642	109,874
Total risk weighted assets	75,594	179,770	16,946	43,145	33,738	38,967	54,311	442,471

Movement analysis of risk weighted assets
				Credit risk £bn	Counterparty credit risk[a] £bn	Market risk[b] £bn	Operational risk £bn	Total RWAs £bn
As at 1 January 2014				255.4	60.1	72.7	54.3	442.5
Book size				14.4	(16.0)	(15.8)	–	(17.4)
Acquisitions and disposals				(12.9)	(0.3)	(1.3)	–	(14.5)
Book quality				(4.4)	(2.1)	1.2	–	(5.3)
Model updates				6.0	3.5	(1.0)	3.4	11.9
Methodology and policy				(10.6)	1.3	(3.6)	–	(12.9)
Foreign exchange movement[c]				(0.5)	–	–	(1.0)	(1.5)
Other				(3.4)	2.6	(0.1)	–	(0.9)
As at 31 December 2014				244.0	49.1	52.1	56.7	401.9

RWAs decreased £40.6bn to £401.9bn, driven by:

¡	Book size decreased £17.4bn driven by trading book risk reductions within the Investment Bank and BNC, partially offset by growth in loans and advances to customers in PCB and Barclaycard;

¡	Acquisitions and disposals decreased £14.5bn primarily driven by BNC disposals. The sale of the Spanish business, completed on 2 January 2015, would decrease RWAs further by £5.0bn;

¡	Book quality decreased £5.3bn due to improvements in underlying Investment Bank and PCB exposure risk profiles;

¡	Model updates increased £11.9bn, primarily driven by the implementation of a revised credit risk model for assessing the probability of counterparty default;

¡	Methodology and policy decreased £12.9bn due to regulatory changes to the treatment of high quality liquid assets; and

¡	Foreign exchange movements decreased £1.5bn due to the depreciation of ZAR and EUR against GBP, partially offset by the appreciation of USD against GBP.

Notes

a	RWAs in relation to default fund contributions are included in counterparty credit risk.
b	RWAs in relation to CVA are included in market risk.
c	Foreign exchange movement does not include foreign exchange for counterparty credit risk or market risk.

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Leverage ratio requirements

The leverage exposure below has been prepared in line with the PRA’s revised Supervisory Statement SS3/13, which requires the exposure measure to be calculated on a BCBS 270 basis and Barclays to meet a 3% end point Tier 1 leverage ratio.

In January 2014, the Basel Committee finalised its revised standards (BCBS 270) for calculating the Basel III leverage ratio. The European Commission is implementing the amendments into the CRR via a delegated act which came into force from January 2015. Barclays does not believe that there is a material difference between the BCBS 270 leverage ratio and a leverage ratio calculated in accordance with the delegated act.

At 31 December 2014, Barclays’ BCBS 270 leverage ratio was 3.7%, which is in line with the expected minimum end state requirement outlined by the Financial Policy Committee (FPC).

BCBS 270 leverage ratio
Leverage exposure	As at 31.12.14 £bn	As at 30.09.14 £bn	As at 30.06.14 £bn
Accounting assets
Derivative financial instruments	440	383	333
Cash collateral	73	60	60
Reverse repurchase agreements (SFTs)	132	158	172
Loans and advances and other assets	713	765	750
Total IFRS assets	1,358	1,366	1,315

Regulatory consolidation adjustments	(8)	(8)	(8)

Derivatives adjustments
Derivatives netting	(395)	(345)	(298)
Adjustments to cash collateral	(53)	(42)	(31)
Net written credit protection	27	28	29
Potential future exposure on derivatives	179	195	195
Total derivatives adjustments	(242)	(164)	(105)

Securities financing transactions (SFTs) adjustments	25	34	56

Regulatory deductions and other adjustments	(15)	(14)	(10)
Weighted off balance sheet commitments	115	110	105
Total fully loaded leverage exposure	1,233	1,324	1,353

Fully loaded CET1 capital	41.5	42.0	40.8
Fully loaded AT1 capital	4.6	4.6	4.6
Fully loaded Tier 1 capital	46.0	46.6	45.4

Fully loaded leverage ratio	3.7%	3.5%	3.4%

During Q414 leverage exposures decreased by £91bn to £1,233bn:

¡	Loans and advances and other assets decreased by £52bn to £713bn primarily due to a seasonal reduction in settlement balances of £28bn, and a £13bn reduction in cash balances.

¡	SFTs decreased £35bn to £157bn driven by a £26bn reduction in IFRS reverse repurchase agreements and £9bn in SFT adjustments reflecting deleveraging in BNC and a seasonal reduction in trading volumes.

¡	Total derivative exposures[a] decreased £8bn due to a £16bn reduction in the potential future exposure (PFE), partially offset by an increase in IFRS derivatives and cash collateral.

–	PFE on derivatives decreased £16bn to £179bn mainly due to reductions in business activity and optimisations, including trade compressions and tear ups. This was partially offset by an increase relating to sold options driven by a change to the basis of calculation.

–	Other derivatives exposures increased £8bn to £92bn driven by an increase in IFRS derivatives of £57bn to £440bn and cash collateral £13bn to £73bn. This was broadly offset by increases in allowable derivatives netting.

Note

a	Total derivative exposures include IFRS derivative financial instruments, cash collateral and total derivatives adjustments.

barclays.com/annualreport	Barclays PLC Annual Report 2014 | 189

Risk review Risk performance Funding risk – Capital

Economic Capital (EC) and its use as part of the ICAAP assessment (Pillar 2)

RWAs are measured based on generic regulatory capital rules that assume all financial institutions have a well diversified portfolio. An alternative approach to measure capital risk is to use an EC calculation approach that takes into consideration firm specific concentrations (e.g. sector, geography, single name), risk exposures and portfolio correlations.

EC is an internal measure of the risk profile of the bank expressed as the estimated stress loss at a 99.98% confidence level. The Group assesses capital requirements by measuring the Group’s risk profile using internally developed models. The Group assigns EC primarily within the following risk categories: credit risk, market risk, operational risk, fixed asset risk (mainly property) and pension risk.

The Group regularly reviews its EC methodology and benchmarks outputs to external reference points. The framework uses default probabilities during average credit conditions, rather than those prevailing at the balance sheet date, thus seeking to remove cyclicality from the EC calculation. The EC framework takes into consideration time horizon, correlation of risks and risk concentrations. EC is allocated on a consistent basis across all businesses and risk activities.

UK Firms, as part of Pillar 2 framework, are required to update annually the firm’s Internal Capital Adequacy Assessment Process (ICAAP). The information provided by the Group within the ICAAP is used by the PRA/BoE to support the regulator capital solvency review. Requirements for local ICAAPs also exist in a number of jurisdictions in which the Group operates (e.g. South Africa). The Group ICAAP is used to assess Group-wide capital adequacy to cover for all risks to which the Group is exposed.

As part of the Group ICAAP, and in line with PRA/BoE rules, the internal measure of Capital (EC) is used to support the Group’s assessment of the appropriateness of capital allocated to each risk type. EC is also used to assess capital adequacy of a number of subsidiaries (as part of Local ICAAPs). Key risks considered as part of the Group and local ICAAPs are:

¡	Pillar 1 risks (i.e. Credit, Market and Operational risk): for which capital requirements are primarily based on the Regulatory Capital framework (IRB and Standardised approaches) and calculated in line with PRA rules set out in GENPRU/BIPRU. Regulatory Capital requirements are then benchmarked against our EC calculations as part of the Group’s ICAAP assessment.

¡	Non-Pillar 1 risks: for which we have bespoke approaches that are mainly included in the EC framework. Main non-Pillar 1 risks:

–	Pension risk: the Group does not have ownership of the investments within the pension fund but rather works with the Trustees’ dedicated investment team to ensure that the risk profile is appropriate and within risk appetite.

–	Concentration risk (e.g. single name, industry, geography): managed and monitored as part of BAU, mainly through Group risk appetite framework, policy setting, monitoring, stress testing and EC framework. For EC purposes concentration risk is accounted for within each relevant risk type (mainly as part of the Wholesale Credit Risk EC calculation)

–	Interest Rate Risk in the Banking Book (IRRBB): also called non-traded interest rate risk (included as part of Market Risk in charts below). The Group’s objective is to minimise non-traded interest rate risk and this is achieved by transferring IRRBB from the business to Group Treasury, which in turn hedges the net exposure via the Investment Bank with the external market. Limits exist to ensure no material risk is retained within any business/product area.

Spot economic capital allocation by risk type £ma, b, c

Spot economic capital allocation by business (£m)[a,b,c]
1 Africa 2 Barclaycard 3 IB 4 PCB 5 HO (Treasury) 6 Non-Core	2014 3,000 3,950 5,800 7,450 3,700 3,000

Notes

a	Figures are rounded to the nearest £50m for presentation purposes.
b	Total period end spot economic capital requirement (including pension risk) as at 31 December 2014 stood at £30,450m (2013: £31,050m).
c	Economic capital charts exclude the economic capital calculated for pension risk (spot pension risk as at 31 December 2014 is £3,850m compared with £4,450m in 2013).

190 | Barclays PLC Annual Report 2014	barclays.com/annualreport

Risk performance Funding risk – Liquidity

Analysis of liquidity risk

Liquidity risk is the risk that a firm, although solvent, either does not have sufficient financial resources available to enable it to meet its obligations as they fall due, or can secure such resources only at excessive cost.

This section details the Group’s liquidity risk profile and provides information on the way the Group manages that risk.

Key metrics

124% LCR

The Group strengthened its liquidity position during the year, increasing its surplus to internal and regulatory requirements

£15bn Term Issuance

The Group maintains access to stable and diverse sources of funding across customer deposits and wholesale debt

barclays.com/annualreport	Barclays PLC Annual Report 2014 | 191

Risk review Risk performance Funding risk – Liquidity

Liquidity risk is the risk that the Group, although solvent, either does not have sufficient financial resources available to meet its obligations as they fall due, or can secure such resources only at excessive cost. This also results in a firm’s inability to meet regulatory liquidity requirements. This risk is inherent in all banking operations and can be affected by a range of Group-specific and market-wide events.

All disclosures in this section (pages 192 to 208) are unaudited and exclude BAGL unless otherwise stated

Overview

The Group has a comprehensive Key Risk Control Framework for Liquidity Risk (the Liquidity Framework) for managing the Group’s liquidity risk. The Liquidity Framework meets the PRA’s standards and is designed to ensure the Group maintains liquidity resources that are sufficient in amount and quality, and a funding profile that is appropriate to meet the liquidity risk appetite. The Liquidity Framework is delivered via a combination of policy formation, review and governance, analysis, stress testing, limit setting and monitoring.

Liquidity risk is managed separately at Barclays Africa Group Limited (BAGL) due to local currency and funding requirements. Unless stated otherwise, all disclosures in this section exclude BAGL and they are reported on a stand-alone basis. Adjusting for local requirements, BAGL liquidity risk is managed on a consistent basis to the Group.

This section provides an analysis of the Group’s: i) liquidity risk stress testing, ii) internal and regulatory stress tests, iii) liquidity pool, iv) funding structure and funding relationships, v) wholesale funding, vi) term financing, vii) encumbrance, viii) repurchase agreements, ix) credit ratings, x) liquidity management at BAGL and xi) contractual maturity of financial assets and liabilities.

For further detail on liquidity risk governance and framework see page 134.

Summary of performance in the period

During 2014, the Group strengthened its liquidity position, building a larger surplus to its Liquidity Risk Appetite. This positions the Group well for potential rating changes as credit rating agencies assess sovereign support in Barclays Bank PLC’s credit ratings. This resulted in an increase in the Group liquidity pool to £149bn (2013: £127bn). The estimated CRD IV Liquidity Coverage Ratio (LCR) increased to 124% (2013: 96%), equivalent to a surplus of £30bn (2013: shortfall of £6bn).

The Group funding profile remains stable and well diversified. Wholesale funding outstanding (excluding repurchase agreements) was £171bn (2013: £186bn). The Group was active in wholesale unsecured, secured and debt capital markets, issuing £15bn (2013: £1bn) net of early redemptions.

Liquidity risk stress testing

Under the Liquidity Framework, the Group has established a Liquidity Risk Appetite (LRA) together with the appropriate limits for the management of the liquidity risk. This is the level of liquidity risk the Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations. The key expression of the liquidity risk is through internal stress tests. It is measured with reference to the liquidity pool compared to anticipated stressed net contractual and contingent outflows for each of three stress scenarios.

Liquidity Risk Appetite

As part of the LRA, the Group runs three primary liquidity stress scenarios, aligned to the PRA’s prescribed stresses:

¡	A 90-day market-wide stress event;

¡	A 30-day Barclays-specific stress event; and

¡	A combined 30-day market-wide and Barclays-specific stress event.

Under normal market conditions, the liquidity pool is managed to be at a target of at least 100% of anticipated outflows under each of these stress scenarios. The 30-day Barclays-specific stress scenario, results in the greatest net outflows of each of the liquidity stress tests. The combined 30-day scenario assumes outflows consistent with a firm-specific stress for the first two weeks of the stress period, followed by relatively lower outflows consistent with a market-wide stress for the remainder of the stress period.

192 | Barclays PLC Annual Report 2014	barclays.com/annualreport

Key LRA assumptions include:

For the year ended 31 December 2014

Liquidity risk driver	Barclays specific stress

Wholesale unsecured funding	¡	Zero rollover of wholesale deposits, senior unsecured debt and conduit commercial paper
	¡	Prime brokerage: 100% withdrawal of non-segregated client excess (cash and independent amount)

Wholesale secured funding	¡	Zero rollover of trades secured on less-liquid collateral
	¡	Rollover of trades secured on highly-liquid collateral, subject to haircut widening

Deposit outflow	¡	Substantial deposit outflows in PCB and Barclaycard as the Group is seen as greater credit risk than competitors

Funding concentration	¡	Additional outflows recognised against concentration of providers of wholesale secured financing

Intra-day liquidity	¡	Anticipated liquidity required to support intra-day requirements at payment and settlement systems

Intra-group	¡	Anticipated liquidity required to support material subsidiaries, based on stand-alone stress tests. Excess liquidity held within certain subsidiaries not available to the wider Group

Off-balance sheet	¡	Drawdown on committed facilities based on facility type, counterparty type and counterparty creditworthiness
	¡	Outflow of all collateral owed to counterparties but not yet called
	¡	Collateral outflows contingent upon a multi-notch credit rating downgrade of Barclays Bank PLC
	¡	Variation margin posting requirement on collateralised derivatives
	¡	Increase in the Group’s initial margin requirement across all major exchange

Franchise viability	¡	Liquidity required in order to meet outflows that are non-contractual in nature but necessary in order to support the Group’s ongoing franchise (for example, market-making activities)

Cross currency risk	¡	Net liquidity flows at maturity for FX forwards and cross currency swaps evaluated at current FX rate
	¡	Haircuts are applied to inflows on non-G10 FX markets to restrict reliance

Mitigating actions	¡	Monetisation of unencumbered assets that are of known liquidity value to the firm but held outside the liquidity pool (subject to haircut/valuation adjustment)

Liquidity regulation

The Group has reported its liquidity position against Individual Liquidity Guidance (ILG) provided by the PRA. The PRA defines both eligible liquidity pool assets and stress outflows against reported balances.

The Group also monitors its position against the CRD IV Liquidity Coverage Ratio (LCR) and the Basel III Net Stable Funding Ratio (NSFR). The LCR is designed to promote short-term resilience of a bank’s liquidity risk profile by ensuring that it has sufficient high quality liquid resources to survive an acute stress scenario lasting for 30 days. The NSFR has a time horizon of at least six months and has been developed to promote a sustainable maturity structure of assets and liabilities.

In October 2014, the European Commission published a final Delegated Act for the LCR under the European CRD IV regime. The CRD IV requires phased compliance with the LCR standard from 1 October 2015 at a minimum of 60% increasing to 100% by January 2018. The methodology for estimating the LCR is based off the final published Delegated Act which becomes EU law in October 2015. The PRA released a consultation paper in November 2014 setting out the proposed new regime, requiring 80% compliance with the LCR standard from 1 October 2015.

In October 2014, the BCBS published a final standard for the NSFR with the minimum requirement to be introduced in January 2018 at 100%. The methodology for calculating the NSFR is based on an interpretation of the Basel standards published in October 2014 and includes a number of assumptions which are subject to change prior to adoption by the European Commission through the CRD IV.

Based on the CRD IV and Basel III standards respectively, as at 31 December 2014, the Group had a surplus to both of these metrics with an estimated CRD IV LCR of 124% (2013: 96%) and an estimated Basel III NSFR of 102% (2013: 94%).

barclays.com/annualreport	Barclays PLC Annual Report 2014 | 193

Risk review Risk performance Funding risk – Liquidity

Comparing internal and regulatory liquidity stress tests

The LRA stress scenarios, the PRA ILG and the CRD IV LCR are all broadly comparable short term stress scenarios in which the adequacy of defined liquidity resources is assessed against contractual and contingent stress outflows. The PRA ILG and the CRD IV LCR stress tests provide an independent assessment of the Group’s liquidity risk profile.

Stress Test	Barclays LRA	PRA ILG	CRD IV LCR	Basel III NSFR
Time Horizon	30 – 90 days	3 months	30 days	6+ months
Calculation	Liquid assets to net cash outflows	Liquid assets to net cash outflows	Liquid assets to net cash outflows	Stable funding resources to stable funding requirements

As at 31 December 2014, the Group held eligible liquid assets in excess of 100% of stress requirements for all three LRA scenarios and the CRD IV LCR requirement.

Compliance with internal and regulatory stress tests
As at 31 December 2014	Barclays’ LRA (one-month Barclays- specific requirement) £bn [a]	Estimated CRD IV LCR £bn
Total eligible liquidity pool	149	153

Asset inflows	7	20

Stress outflows
Retail and commercial deposit outflows	(49)	(71)
Wholesale funding	(26)	(17)
Net secured funding	(12)	(6)
Derivatives	(7)	(10)
Contractual credit rating downgrade exposure	(13)	(13)
Drawdowns of loan commitments	(8)	(26)
Intraday	(12)	–
Total stress net cash flows	(120)	(123)
Surplus	29	30
Liquidity pool as a percentage of anticipated net cash flows	124%	124%
As at 31 December 2013	104%	96%

During 2014, the Group strengthened its liquidity position, building a larger surplus to its internal and regulatory requirements. This positions the Group well for potential rating changes as credit rating agencies assess sovereign support in Barclays Bank PLC credit ratings. The Group plans to maintain its surplus to the internal and regulatory stress requirements at an efficient level, while considering risks to market funding conditions and its liquidity position. The continuous reassessment of these risks may lead to appropriate actions being taken with respect to sizing of the liquidity pool.

Note

a	Of the three stress scenarios monitored as part of the LRA, the 30-day Barclays-specific scenario results in the lowest ratio at 124% (2013: 104%). This compares to 135% (2013: 127%) under the 90-day market-wide scenario, and 127% (2013: 112%) under the 30-day combined scenario.

194 | Barclays PLC Annual Report 2014	barclays.com/annualreport

Liquidity pool

The Group liquidity pool as at 31 December 2014 was £149bn (2013: £127bn). During 2014, the month end liquidity pool ranged from £134bn to £156bn (2013: £127bn to £157bn), and the month end average balance was £145bn (2013: £144bn). The liquidity pool is held unencumbered and is not used to support payment or clearing requirements. Such requirements are treated as part of our regular business funding. The liquidity pool is intended to offset stress outflows, and comprises the following cash and unencumbered assets.

Composition of the Group liquidity pool as at 31 December 2014

				Liquidity pool of which CRD IV LCR eligible[b]
	Liquidity pool £bn	Liquidity pool of which PRA eligible £bn	[a]	Level 1 £bn	Level 2A £bn	2013 Liquidity pool
Cash and deposits with central banks[c]	37	36		34	2	43

Government bonds[d]
AAA rated	73	72		73	–	52
AA+ to AA- rated	12	11		12	–	9
Other government bonds	–	–		–	–	1
Total government bonds	85	83		85	–	62

Other
Supranational bonds and multilateral development banks	9	3		9	–	3
Agencies and agency mortgage-backed securities	11	–		5	5	10
Covered bonds (rated AA- and above)	3	–		3	–	6
Other	4	–		–	–	3
Total Other	27	3		17	5	22
Total as at 31 December 2014	149	122		136	7
Total as at 31 December 2013	127	104		109	11
The Group liquidity pool is well diversified by major currency and the Group monitors LRA stress scenarios for major currencies.
Liquidity pool by currency
	USD £bn	EUR £bn		GBP £bn	Other £bn	Total £bn
Liquidity pool as at 31 December 2014	46	27		54	22	149
Liquidity pool as at 31 December 2013	31	32		38	26	127

Management of the Group liquidity pool

The composition of the Group liquidity pool is efficiently managed. The maintenance of the liquidity pool increases the Group’s costs as the interest expense paid on the liabilities used to fund the liquidity pool is greater than the interest income received on liquidity pool assets. This cost can be reduced by investing a greater portion of the Group liquidity pool in highly liquid assets other than cash and deposits with central banks. These assets primarily comprise highly rated government bonds, and their inclusion in the liquidity pool does not compromise the liquidity position of the Group.

The composition of the liquidity pool is subject to limits set by the Board, Treasury Committee and the independent credit risk and market risk functions. In addition, the investment of the liquidity pool is monitored for concentration risk by issuer, currency, asset type and country. Given the incremental returns generated by these highly liquid assets, the risk and reward profile is continuously managed.

The Group manages the liquidity pool on a centralised basis. As at 31 December 2014, 92% of the liquidity pool was located in Barclays Bank PLC (2013: 90%) and was available to meet liquidity needs across the Group. The residual liquidity pool is held predominantly within Barclays Capital Inc. (BCI). The portion of the liquidity pool outside of Barclays Bank PLC is held against entity-specific stressed outflows and regulatory requirements. To the extent the use of this portion of the liquidity pool is restricted due to regulatory requirements, it is assumed to be unavailable to the rest of the Group.

Notes

a	£122bn of the liquidity pool is PRA eligible as per BIPRU 12.7. In addition, there are £12bn of Level 2 assets available, as per PRA’s announcement in August 2013 that certain assets specified by PRA as Level 2 assets can be used on a transitional basis.
b	The LCR-eligible assets presented in this table represent only those assets which are also eligible for the Group liquidity pool and do not include any Level 2B assets as defined by CRD IV.
c	Of which over 95% (2013: over 95%) was placed with the Bank of England, US Federal Reserve, European Central Bank, Bank of Japan and Swiss National Bank.
d	Of which over 95% (2013: over 85%) are comprised of UK, US, Japanese, French, German, Danish, Swiss and Dutch securities.

barclays.com/annualreport	Barclays PLC Annual Report 2014 | 195

Risk review Risk performance

Funding risk – Liquidity

Contingent liquidity

In addition to the Group liquidity pool, the Group has access to other unencumbered assets which provide a source of contingent liquidity. While these are not relied on in the Group’s LRA, a portion of these assets may be monetised in a stress to generate liquidity through use as collateral for secured funding or through outright sale.

In either a Barclays-specific or market-wide liquidity stress, liquidity available via market sources could be severely disrupted. In circumstances where market liquidity is unavailable or available only at heavily discounted prices, the Group could generate liquidity via central bank facilities. The Group maintains a significant amount of collateral pre-positioned at central banks and available to raise funding.

For more detail on the Group’s other unencumbered assets see page 200.

Funding structure and funding relationships

The basis for sound liquidity risk management is a solid funding structure that reduces the probability of a liquidity stress leading to an inability to meet funding obligations as they fall due. The Group’s overall funding strategy is to develop a diversified funding base (both geographically and by type) and maintain access to a variety of alternative funding sources, to provide protection against unexpected fluctuations, while minimising the cost of funding.

Within this, the Group aims to align the sources and uses of funding. As such, retail and commercial customer loans and advances are largely funded by customer deposits, with the surplus funding the liquidity pool. Other assets, together with other loans and advances, and unencumbered assets are funded by long-term wholesale debt and equity.

The majority of reverse repurchase agreements are matched by repurchase agreements. The liquidity pool is predominantly funded through wholesale markets. These funding relationships are summarised below:

Funding relationships

Assets[a]	2014 £bn	2013 £bn	Liabilities[a]	2014 £bn	2013 £bn

Loans and advances			Customer accounts[b]	366	368
to customers[b]	346	358	< 1 Year wholesale funding	75	82
Group liquidity pool	149	127	> 1 Year wholesale funding	96	103
Other assets	153	170	Equity and other liabilities	112	106
Reverse repurchase agreements and other similar secured lending[c]	271	340	Repurchase agreements and other similar secured borrowing[c]	271	340
Derivative financial instruments	439	349	Derivative financial instruments	438	345

Total assets	1,358	1,344	Total liabilities and equity	1,358	1,344

Deposit funding (including BAGL) (audited)
		2014		2013
Funding of loans and advances to customers As at 31 December 2014	Loans and advances to customers £bn	Customer deposits £bn	Loan to deposit ratio %	Loan to deposit ratio %
Personal and Corporate Banking	217	299
Barclaycard	37	7
Africa Banking	35	35
Non-Core retail	20	8
Total retail funding	309	349	89	91

Investment Bank, Non-Core wholesale and Other	119	79
Total	428	428	100	101

Notes

a	BAGL Group balances other than customer loans and advances of £35bn and customer deposits of £35bn are included in other assets and liabilities.
b	Excluding cash collateral and settlement balances.
c	Comprised of reverse repurchase agreements that provide financing to customers collateralised by liquid securities on a short-term basis or are used to settle short-term inventory positions; repo financing of trading portfolio assets and matched cash collateral and settlement balances.

196 | Barclays PLC Annual Report 2014	barclays.com/annualreport

PCB, Barclaycard, Non-Core (retail) and Africa Banking activities are largely funded with customer deposits. As at 31 December 2014, the loan to deposit ratio for these businesses was 89% (2013: 91%). The Group loan to deposit ratio as at 31 December 2014 was 100% (2013: 101%).

The excess of the Investment Bank’s loans and advances over customer deposits is funded with long-term debt and equity. The Investment Bank does not rely on customer deposit funding from PCB.

As at 31 December 2014, £128bn (2013: £122bn) of total customer deposits were insured through the UK Financial Services Compensation Scheme (FSCS) and other similar schemes. In addition to these customer deposits, there were £4bn (2013: £3bn) of other liabilities insured by governments.

Although, contractually, current accounts are repayable on demand and savings accounts at short notice, the Group’s broad base of customers numerically and by depositor type – helps protect against unexpected fluctuations in balances. Such accounts form a stable funding base for the Group’s operations and liquidity needs. The Group models the behaviour of both assets and liabilities to assess balance sheet funding gaps. The behavioural modelling approach reflects the forward-looking macroeconomic outlook and captures customer roll-over and optionality behaviour within a given asset or liability product. These behavioural maturities are used to determine funds transfer pricing interest rates at which businesses are rewarded and charged for sources and uses of funds.

Behavioural Maturity Profile (including BAGL)
				Behavioural maturity profile cash outflow/(inflow)
As at 31 December 2014	Loans and advances to customers £bn	Customer deposits £bn	Customer funding surplus/ (deficit) £bn	Not more than one year £bn	Over one year but not more than five years £bn	More than five years £bn	Total £bn
Personal and Corporate Banking	217	299	82	19	3	60	82
Barclaycard	37	7	(30)	(10)	(10)	(10)	(30)
Africa Banking	35	35	–	2	(2)	–	–
Non-Core (Retail)	20	8	(12)	–	(2)	(10)	(12)
Total	309	349	40	11	(11)	40	40

As at 31 December 2013
Personal and Corporate Banking	213	296	83	28	(10)	65	83
Barclaycard	32	5	(27)	(8)	(8)	(11)	(27)
Africa Banking	31	28	(3)	(1)	(2)	–	(3)
Non-Core (Retail)	42	17	(25)	1	(9)	(17)	(25)
Total	318	346	28	20	(29)	37	28

Each product has an associated behavioural profile, used in funds transfer pricing. These behavioural profiles represent our forward-looking expectation of the run-off profile of the given product based upon historical experience, current customer composition, and macroeconomic projections. The relatively low cash outflow within one year demonstrates that customer funding remains broadly matched from a behavioural perspective.

Wholesale funding

Wholesale funding relationships are summarised below:

Assets	2014 £bn	2013 £bn	Liabilities	2014 £bn	2013 £bn

Trading portfolio assets	37	63	Repurchase agreements	124	196
Reverse repurchase agreements	87	133

Reverse repurchase agreements	45	53	Trading portfolio liabilities	45	53

Derivative financial instruments	440	350	Derivative financial instruments	439	347

Liquidity pool	109	96	Less than 1 year wholesale debt	75	82
Other assets[a]	122	146	Greater than 1 year wholesale debt and equity	157	164

Repurchase agreements fund reverse repurchase agreements and trading portfolio assets. Trading portfolio liabilities are settled by the remainder of reverse repurchase agreements (see Note 19 Offsetting financial assets and financial liabilities for further detail on netting).

Derivative assets and liabilities are largely matched. A substantial proportion of balance sheet derivative positions qualify for counterparty netting and the remaining portions are largely offset once netted against cash collateral received and paid.

Wholesale debt, along with the surplus of customer deposits to loans and advances to customers, is used to fund the liquidity pool. Term wholesale debt and equity largely fund other assets.

Note

a	Predominantly available for sale investments, trading portfolio assets, financial assets designated at fair value and loans and advances to banks funded by greater than one-year wholesale debt and equity.

barclays.com/annualreport	Barclays PLC Annual Report 2014 | 197

Risk review Risk performance

Funding risk – Liquidity

Composition of wholesale funding

The Group maintains access to a variety of sources of wholesale funds in major currencies, including those available from term investors across a number of distribution channels and geographies, money markets, and repo markets. The Group has direct access to US, European and Asian capital markets through its global investment banking operations and long-term investors through its clients worldwide, and is an active participant in money markets. As a result, wholesale funding is well diversified by product, maturity, geography and major currency.

As at 31 December 2014, total wholesale funding outstanding (excluding repurchase agreements) was £171bn (2013: £186bn). £75bn (2013: £82bn) of wholesale funding matures in less than one year, of which £22bn (2013: £23bn)a relates to term funding. £96bn (2013: £104bn) of wholesale funding had a residual maturity of over one year.

As at 31 December 2014, outstanding wholesale funding comprised £33bn (2013: £35bn) of secured funding and £138bn (2013: £151bn) of unsecured funding.

In preparation for a Single Point of Entry resolution model, the Group has started to issue debt capital and term senior unsecured funding out of Barclays PLC, the holding company. The Group expects to refinance most debt capital and term senior unsecured debt out of Barclays PLC over time.

Maturity profile of wholesale funding[b]

	Not more than one month £bn	Over one month but not more than three months £bn	Over three months but not more than six months £bn	Over six months but not more than nine months £bn	Over nine months but not more than one year £bn	Sub-total less than one year £bn	Over one year but not more than two years £bn	Over two years but not more than five years £bn	More than five years £bn	Total £bn
Barclays PLC
Senior unsecured (Public benchmark)	–	–	–	–	–	–	–	1.3	0.8	2.1
Subordinated liabilities	–	–	–	–	–	–	–	–	0.8	0.8
Barclays Bank PLC
Deposits from banks	9.2	5.7	0.9	0.5	0.3	16.6	0.2	0.1	0.2	17.1
Certificates of deposit and commercial paper	0.8	5.6	7.8	6.0	4.0	24.2	0.6	2.0	0.6	27.4
Asset backed commercial paper	1.0	4.4	0.2	–	–	5.6	–	–	–	5.6
Senior unsecured (Public benchmark)	–	2.0	0.7	1.1	–	3.8	2.7	7.9	5.1	19.5
Senior unsecured (Privately placed)[c]	0.6	1.8	3.3	3.8	2.0	11.5	7.2	13.3	12.6	44.6
Covered bonds/ABS	2.7	2.0	0.7	1.6	0.2	7.2	2.2	7.5	6.0	22.9
Subordinated liabilities	–	0.1	–	–	–	0.1	–	2.9	16.7	19.7
Other[d]	2.5	1.6	0.8	0.5	1.0	6.4	1.1	1.6	2.6	11.7
Total as at 31 December 2014	16.8	23.2	14.4	13.5	7.5	75.4	14.0	36.6	45.4	171.4
Of which secured	5.3	7.8	1.7	1.9	0.3	17.0	2.7	7.6	6.0	33.3
Of which unsecured	11.5	15.4	12.7	11.6	7.2	58.4	11.3	29.0	39.4	138.1
Total as at 31 December 2013	20.3	24.0	15.5	15.9	6.3	82.0	27.1	33.8	42.6	185.5
Of which secured	4.6	3.7	1.4	3.5	0.7	13.9	7.3	6.5	7.2	34.9
Of which unsecured	15.7	20.3	14.1	12.4	5.6	68.1	19.8	27.3	35.4	150.6

Outstanding wholesale funding includes £45bn (2013: £50bn) of privately placed senior unsecured notes in issue. These notes are issued through a variety of distribution channels including intermediaries and private banks. Although not a requirement, the liquidity pool exceeded wholesale funding maturing in less than one year by £74bn (2013: £45bn).

The average maturity of wholesale funding net of the liquidity pool was at least 105 months (2013: 69 months).

Notes

a	Term funding maturities comprise public benchmark and privately placed senior unsecured notes, covered bonds/asset-backed securities (ABS) and subordinated debt where the original maturity of the instrument was more than one year.
b	The composition of wholesale funds comprises the balance sheet reported deposits from banks, financial liabilities at fair value, debt securities in issue and subordinated liabilities, excluding cash collateral and settlement balances. It does not include collateral swaps, including participation in the Bank of England’s Funding for Lending Scheme. Included within deposits from banks are £1bn of liabilities drawn in the European Central Bank’s 3 year LTRO.
c	Includes structured notes of £35bn, £9bn of which mature within one year.
d	Primarily comprised of fair value deposits (£5bn) and secured financing of physical gold (£5bn).

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Currency composition of wholesale debt

As at 31 December 2014, the proportion of wholesale funding by major currencies was as follows:

Currency composition of wholesale funding
	USD	EUR	GBP	Other
	%	%	%	%
Deposits from banks	20	28	46	6
Certificates of deposits and commercial paper	45	44	10	1
Asset backed commercial paper	89	8	3	–
Senior unsecured	39	30	12	19
Covered bonds/ABS	26	47	27	–
Subordinated liabilities	40	19	41	–
Total as at 31 December 2014	35	32	25	8
Total as at 31 December 2013	35	36	19	10

To manage cross-currency refinancing risk the Group manages to foreign exchange cash flow limits, which limit risk at specific maturities. Across wholesale funding, the composition of wholesale funding is materially unchanged.

Term financing

The Group issued £15bn (2013: £1bn) of term funding net of early redemptions during 2014. In addition, the Group raised £6bn through participation in the Bank of England’s Funding for Lending Scheme. The Group has £23bn of term debt maturing in 2015 and £13bn maturing in 2016a.

The Group expects to continue issuing public wholesale debt in 2015, in order to maintain a stable and diverse funding base by type, currency and distribution channel.

Encumbrance

Asset encumbrance arises from collateral pledged against secured funding and other collateralised obligations. Barclays funds a portion of trading portfolio assets and other securities via repurchase agreements and other similar borrowing, and pledges a portion of customer loans and advances as collateral in securitisation, covered bond and other similar secured structures. Barclays monitors the mix of secured and unsecured funding sources within the Group’s funding plan and seeks to efficiently utilise available collateral to raise secured funding and meet other collateralised obligations.

As at 31 December 2014, £208bn (2013: £202bn) of the Group’s assets were encumbered, which primarily related to firm financing of trading portfolio assets and other securities, cash collateral and secured funding against loans and advances to customers. Encumbered assets have been identified in a manner consistent with the Group’s reporting requirements under European Capital Requirements Regulation (CRR). Securities and commodities assets are considered encumbered when they have been pledged or used to secure, collateralise or credit enhance a transaction which impacts their transferability and free use. The 2013 balances have been revised to align with the CRR reporting.

In addition, £313bn (2013: £356bn) of the total £396bn (2013: £428bn) securities accepted as collateral, and held off-balance sheet, were on-pledged, the significant majority of which related to matched-book activity where reverse repurchase agreements and off balance sheet stock borrows are matched by repurchase agreements and off balance sheet stock loans entered into to facilitate client activity. The remainder primarily relates to reverse repurchases used to settle trading portfolio liabilities, stock lending or other similar secured borrowing as well as collateral posted against derivatives margin requirements.

As at 31 December 2014, £333bn (2013: £331bn) of assets were identified as readily available. These consist of on and off-balance sheet assets that have not been identified as encumbered and are in transferable form. They include cash and securities held in the Group liquidity pool as well as additional unencumbered assets which provide a source of contingent liquidity. While these additional assets are not relied upon to meet the Group’s liquidity stress testing requirements, a portion of these assets may be monetised in a stress to generate liquidity through use as collateral for secured funding or through outright sale. Loans and advances to customers are only classified as readily available if they are already in a form such that they can be used to raise funding without further management actions. This includes excess collateral already in secured funding vehicles and collateral pre-positioned at central banks and available for use in secured financing transactions.

As at 31 December 2014, £212bn (2013: £217bn) of assets were identified as available as collateral. These assets are not subject to any restrictions on their ability to secure funding, be offered as collateral, or sold to reduce potential future funding requirements, but are not immediately available in the normal course of business in their current form. They primarily consist of loans and advances a proportion of which would be suitable for use in secured funding structures but are conservatively classified as not readily available because they are not currently in transferable form.

Not available collateral consist of assets that cannot be pledged or used as security for funding due to restrictions that prevent their pledge or use as security for funding in the normal course of business.

Derivatives and reverse repurchase agreement assets relate specifically to reverse repurchase agreements, derivatives and other similar secured lending. These are shown separately as these on-balance sheet assets cannot be pledged. However, these assets can give rise to the receipt of non-cash assets which are not recognised on the balance sheet, but can be used to raise secured funding or meet additional funding requirements.

Note

a	Includes £1bn of bilateral secured funding in 2015 and £1bn in 2016.

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Risk review Risk performance

Funding risk – Liquidity

Asset encumbrance

		Encumbered assets	Unencumbered assets		Unencumbered – cannot be pledged as collateral
On-balance sheet As at 31 December 2014	Assets[a] £bn	Assets pledged as collateral £bn	Readily available assets £bn	Available as collateral £bn	Not available as collateral £bn	Derivatives and reverse repurchase agreements £bn
Cash and balances at central banks	37.8	–	37.8	–	–	–
Trading portfolio assets	111.9	50.7	61.2	–	–	–
Financial assets at fair value	34.2	2.3	3.5	20.7	2.5	5.2
Derivative financial instruments	438.6	–	–	–	–	438.6
Loans and advances – banks[b]	19.5	–	8.6	9.2	1.7	–
Loans and advances – customers[b]	311.1	67.3	71.4	172.4	–	–
Cash collateral and settlement balances	103.4	72.6	–	–	30.8	–
Available for sale financial investments	82.0	9.3	70.0	0.5	2.2	–
Reverse repurchase agreements	131.7	–	–	–	–	131.7
Non current assets held for sale	15.6	6.0	0.2	8.9	0.5	–
Other assets	18.8	–	–	–	18.8	–
Total on-balance sheet	1,304.6	208.2	252.7	211.7	56.5	575.5

Off-balance sheet
			Unencumbered assets		Unencumbered – cannot be pledged as collateral
	Collateral received £bn	Collateral received of which on-pledged £bn	Readily available assets £bn	Available as collateral £bn	Not available as collateral £bn
Fair value of securities accepted as collateral	395.7	313.0	79.9	–	2.8
Total unencumbered collateral			332.6	211.7	59.3

Notes

a	The amounts included in the table are for the Group excluding BAGL. The assets relating to BAGL amount to £55.4bn (2013: £53bn), of which nil are encumbered assets (2013: nil). Securities received as collateral by BAGL of £0.7bn have also been excluded (2013: £0.7bn).
b	Excluding cash collateral and settlement balances.

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Asset encumbrance
		Encumbered assets	Unencumbered assets		Unencumbered – cannot be pledged as collateral
On-balance sheet As at 31 December 2013	Assets[a] £bn	Assets pledged as collateral £bn	Readily available assets £bn	Available as collateral £bn	Not available as collateral £bn	Derivatives and reverse repurchase agreements £bn
Cash and balances at central banks	43.8	–	43.8	–	–	–
Trading portfolio assets	130.6	69.9	60.7	–	–	–
Financial assets at fair value	36.6	0.6	8.8	21.0	0.9	5.3
Derivative financial instruments	348.7	–	–	–	–	348.7
Loans and advances – banks[b]	16.6	–	5.6	4.0	7.0	–
Loans and advances – customers[b]	324.7	66.8	66.1	191.8	–	–
Cash collateral and settlement balances	96.7	56.0	–	–	40.7	–
Available for sale financial investments	86.8	9.1	73.9	0.5	3.3	–
Reverse repurchase agreements	186.8	–	–	–	–	186.8
Other financial assets	20.2	–	–	–	20.2	–
Total on-balance sheet	1,291.5	202.4	258.9	217.3	72.1	540.8

Off-balance sheet
			Unencumbered assets		Unencumbered – cannot be pledged as collateral
	Collateral received £bn	Collateral received of which on-pledged £bn	Readily available assets £bn	Available as collateral £bn	Not available as collateral £bn
Fair value of securities accepted as collateral	428.3	356.0	72.3	–	1.5
Total unencumbered collateral			331.2	217.3	73.6

Notes

a	The amounts included in the table are for the Group excluding BAGL. The assets relating to BAGL amount to £55.4bn (2013: £53bn), of which nil are encumbered assets (2013: nil). Securities received as collateral by BAGL of £0.7bn have also been excluded (2013: £0.7bn).
b	Excluding cash collateral and settlement balances.

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Risk review Risk performance Funding risk – Liquidity

Repurchase agreements and reverse repurchase agreements

The Group enters into repurchase and other similar secured borrowing agreements to finance its trading portfolio assets. The majority of reverse repurchase agreements are matched by offsetting repurchase agreements entered into to facilitate client activity. The remainder are used to settle trading portfolio liabilities.

Due to the high quality of collateral provided against secured financing transactions, the liquidity risk associated with this activity is significantly lower than unsecured financing transactions. Nonetheless, the Group manages to gross and net secured mismatch limits to limit refinancing risk under a severe stress scenario and a portion of the Group’s liquidity pool is held against stress outflows on these positions. The Group secured mismatch limits are calibrated based on market capacity, liquidity characteristics of the collateral and risk appetite of the Group.

The cash value of repurchase and reverse repurchase transactions will typically differ from the market value of the collateral against which these transactions are secured by an amount referred to as a haircut (or over-collateralisation). Typical haircut levels vary depending on the quality of the collateral that underlies these transactions. For transactions secured against highly liquid collaterala, lenders demand relatively small haircuts (typically ranging from 0-2%). For transactions secured against less liquid collateral, haircuts vary by asset class (typically ranging from 5-10% for corporate bonds and other less liquid collateral).

As at 31 December 2014, the significant majority of repurchase activity related to matched-book activity. The Group may face refinancing risk on the net maturity mismatch for matched-book activity. 66% (2013: 76%) of matched-book activity is against highly liquid collateral. Where less liquid collateral is used, net repurchase refinancing requirements are managed to longer tenors.

Net matched-book activity[a,b]
Negative number represents net repurchase agreement (net liability) As at 31 December 2014	Less than one month £bn	One month to three months £bn	Over three months £bn
Highly liquid	(8.9)	6.3	2.6
Less liquid	10.0	(2.2)	(7.8)
Total	1.1	4.1	(5.2)

As at 31 December 2013
Highly liquid	(8.9)	2.3	6.6
Less liquid	4.3	(0.1)	(4.2)
Total	(4.6)	2.2	2.4

The residual repurchase agreement activity is the firm-financing component and reflects the Group funding of a portion of its trading portfolio assets. The primary risk related to firm-financing activity is the inability to roll-over transactions as they mature. However, 54% (2013: 63%) of firm-financing activity was secured against highly liquid assets, and the weighted average maturity of firm-financing activity secured against less liquid assets was 56 days (2013: 69 days).

Firm-financing repurchase agreements[a,b]
As at 31 December 2014	Less than one month £bn	One month to three months £bn	Over three months £bn	Total £bn
Highly liquid	33.4	4.1	2.2	39.7
Less liquid	19.0	6.6	8.0	33.6
Total	52.4	10.7	10.2	73.3

As at 31st December 2013
Highly liquid	42.8	7.9	2.9	53.6
Less liquid	20.7	2.9	7.8	31.4
Total	63.5	10.8	10.7	85.0

Notes

a	Highly liquid assets include government bonds, agency securities and agency mortgage-backed securities. Less liquid assets include asset-backed securities, corporate bonds, equities and other.
b	Includes collateral swaps.

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Credit ratings

In addition to monitoring and managing key metrics related to the financial strength of the Group, we also subscribe to independent credit rating agency reviews by Standard & Poor’s, Moody’s, Fitch and DBRS. These ratings assess the creditworthiness of the Group, its subsidiaries and branches and are based on reviews of a broad range of business and financial attributes including risk management processes and procedures, capital strength, earnings, funding, liquidity, accounting and governance.

Credit ratings[a] As at 31 December 2014	Standard & Poor’s	Moody’s	Fitch	DBRS
Barclays Bank PLC
Long-term	A (Negative)	A2 (Negative)	A (Stable)	AA (Low) (Stable)
Short-term	A-1	P-1	F1	R-1 (mid) (Stable)
Stand-alone rating	bbb+	C- (Stable)	a	A (high) (Stable)
Barclays PLC
Long-term	A- (Negative)	A3 (Negative)	A (Stable)	n/a
Short-term	A-2	P-2	F1	n/a

The credit ratings of most financial institutions, including Barclays benefit from sovereign support notches to reflect the historic propensity for governments to support systemically important banks. As regulation has evolved, credit rating agencies have communicated their intention to remove part or all of this support over time.

In line with this intent, on 3 February 2015, S&P took action to remove the government support notches from certain UK and Swiss bank non-operating holding companies, including Barclays PLC, the holding company of Barclays Bank PLC. This resulted in a downgrade of Barclays PLC by two notches to BBB/A-2 with stable outlook as they believe the prospect of extraordinary government support to its senior creditors is now unlikely. S&P also placed the long-term and short-term ratings of most UK, German and Austrian bank operating companies, including Barclays Bank PLC (A/A-1) and its subsidiaries and branches, the counterparties for customer and client relationships on ‘Credit Watch with negative implications’ as they assess how the legislative bail-in powers may operate for bank operating companies in practice.

A credit rating downgrade could result in contractual outflows to meet collateral requirements on existing contracts. Outflows related to a multiple-notch credit rating downgrade are included in the LRA stress scenarios and a portion of the liquidity pool is held against this risk. Credit ratings downgrades could also result in increased costs or reduced capacity to raise funding.

The table below shows contractual collateral requirements following one- and two-notch long-term and associated short-term simultaneous downgrades across all credit rating agencies, which are fully reserved for in the liquidity pool. These numbers do not assume any management or restructuring actions that could be taken to reduce posting requirements. These outflows do not include the potential liquidity impact from loss of unsecured funding, such as from money market funds, or loss of secured funding capacity. However, unsecured and secured funding stresses are included in the LRA stress scenarios and a portion of the liquidity pool is held against these risks.

Contractual credit rating downgrade exposure (cumulative cash flow)
	Cumulative cash outflow
As at 31 December 2014	One-notch downgrade £bn	Two-notch downgrade £bn
Securitisation derivatives	5	6
Contingent liabilities	8	8
Derivatives margining	–	1
Liquidity facilities	1	2
Total contractual funding or margin requirements	14	17

As at 31 December 2013
Securitisation derivatives	7	8
Contingent liabilities	6	6
Derivatives margining	–	1
Liquidity facilities	1	2
Total contractual funding or margin requirements	14	17

Note

a	Refers to Standard & Poor’s Stand-Alone Credit Profile (SACP), Moody’s Bank Financial Strength Ratio (BFSR)/Baseline Credit Assessment (BCA), Fitch Viability Rating (VR) and DBRS Intrinsic Assessment (IA).

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Risk review Risk performance Funding risk – Liquidity

Liquidity management at BAGL Group (audited)

Liquidity risk is managed separately at BAGL Group due to local currency, funding and regulatory requirements.

In addition to the Group liquidity pool, as at 31 December 2014, BAGL Group held £7bn (2013: £4bn) of liquidity pool assets against BAGL-specific anticipated stressed outflows. The liquidity pool consists of South African government bonds and Treasury bills.

The BAGL loan to deposit ratio as at 31 December 2014 was 102% (2013: 103%).

As at 31 December 2014, BAGL had £9bn of wholesale funding outstanding (2013: £9bn), of which £5bn matures in less than 12 months (2013: £6bn).

Additional information on liquidity management at BAGL can be found in the Barclays Africa Group Annual Report.

Contractual maturity of financial assets and liabilities (audited)

The table below provides detail on the contractual maturity of all financial instruments and other assets and liabilities. Derivatives (other than those designated in a hedging relationship) and trading portfolio assets and liabilities are included in the ‘on demand’ column at their fair value. Liquidity risk on these items is not managed on the basis of contractual maturity since they are not held for settlement according to such maturity and will frequently be settled before contractual maturity at fair value. Derivatives designated in a hedging relationship are included according to their contractual maturity.

Financial assets designated at fair value in respect of linked liabilities to customers under investment contracts have been included in other assets and other liabilities as the Group is not exposed to liquidity risk arising from them; any request for funds from creditors would be met by simultaneously liquidating or transferring the related investment.

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Contractual maturity of financial assets and liabilities (including BAGL) (audited)
As at 31 December 2014	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than nine months £m	Over nine months but not more than one year £m	Over one year but not more than two years £m	Over two years but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m
Assets
Cash and balances at central banks	39,466	229	–	–	–	–	–	–	–	–	39,695
Items in the course of collection from other banks	828	382	–	–	–	–	–	–	–	–	1,210
Trading portfolio assets	114,717	–	–	–	–	–	–	–	–	–	114,717
Financial assets designated at fair value	5,732	3,139	1,540	797	602	2,696	1,322	1,253	1,038	18,538	36,657
Derivative financial instruments	438,270	26	6	8	7	204	274	443	439	232	439,909
Loans and advances to banks	5,875	31,138	3,236	225	944	404	233	20	36	–	42,111
Loans and advances to customers	24,607	99,208	9,225	6,900	9,241	35,477	24,653	48,486	54,168	115,802	427,767
Reverse repurchase agreements and other similar secured lending	144	117,977	9,857	2,013	941	28	116	109	22	546	131,753
Available for sale financial investments	513	1,324	2,045	3,576	844	10,804	16,705	10,107	23,683	16,465	86,066
Other financial assets	–	1,469	–	–	–	176	–	–	–	–	1,645
Total financial assets	630,152	254,892	25,909	13,519	12,579	49,789	43,303	60,418	79,386	151,583	1,321,530
Other assets[a]											36,376
Total assets											1,357,906
Liabilities
Deposits from banks	7,978	48,155	1,041	504	298	187	95	69	57	6	58,390
Items in the course of collection due to other banks	1,177	–	–	–	–	–	–	–	–	–	1,177
Customer accounts	317,449	86,626	7,284	5,442	3,245	4,208	494	1,219	713	1,024	427,704
Repurchase agreements and other similar secured borrowing	40	111,766	7,175	2,847	1,989	119	116	–	427	–	124,479
Trading portfolio liabilities	45,124	–	–	–	–	–	–	–	–	–	45,124
Financial liabilities designated at fair value	665	6,554	3,493	4,056	3,244	7,015	5,524	9,573	6,174	8,851	55,149
Derivative financial instruments	438,623	29	7	12	5	62	69	78	268	167	439,320
Debt securities in issue	10	19,075	11,146	9,712	4,791	7,568	10,560	10,350	11,376	1,511	86,099
Subordinated liabilities	–	235	48	15	–	37	1,259	1,947	10,938	6,674	21,153
Other financial liabilities	–	3,060	–	–	–	815	–	–	–	–	3,875
Total financial liabilities	811,066	275,500	30,194	22,588	13,572	20,011	18,117	23,236	29,953	18,233	1,262,470
Other liabilities[a]											29,478
Total liabilities											1,291,948
Cumulative liquidity gap	(180,914)	(201,522)	(205,807)	(214,876)	(215,869)	(186,091)	(160,905)	(123,723)	(74,290)	59,060	65,958

Note

a	Other assets include balances of £15,574m and Other liabilities include balances of £13,115m relating to amounts held for sale mainly in respect of the Spanish business. Please refer to Note 45 for details.

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Risk review Risk performance Funding risk – Liquidity

Contractual maturity of financial assets and liabilities (including BAGL) (audited)
As at 31 December 2013	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than nine months £m	Over nine months but not more than one year £m	Over one year but not more than two years £m	Over two years but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m
Assets
Cash and balances at central banks	38,602	7,085	–	–	–	–	–	–	–	–	45,687
Items in the course of collection from other banks	894	388	–	–	–	–	–	–	–	–	1,282
Trading portfolio assets	133,069	–	–	–	–	–	–	–	–	–	133,069
Financial assets designated at fair value	1,029	12,743	654	853	415	2,270	673	1,410	1,035	16,280	37,362
Derivative financial instruments	347,555	368	163	88	32	283	480	294	545	492	350,300
Loans and advances to banks	6,558	29,267	973	538	588	295	370	109	63	661	39,422
Loans and advances to customers	30,422	95,977	7,058	7,459	8,450	30,144	27,201	45,699	60,537	121,290	434,237
Reverse repurchase agreements and other similar secured lending	21	172,401	9,119	2,335	2,583	107	–	130	–	83	186,779
Available for sale financial investments	632	2,633	3,186	2,115	5,722	9,755	14,366	14,767	24,433	14,147	91,756
Other financial assets	–	1,693	–	–	–	305	–	–	–	–	1,998
Total financial assets	558,782	322,555	21,153	13,388	17,790	43,159	43,090	62,409	86,613	152,953	1,321,892
Other assets[a]											21,736
Total assets											1,343,628
Liabilities
Deposits from banks	7,005	41,412	738	1,112	426	4,658	111	137	–	16	55,615
Items in the course of collection due to other banks	1,037	322	–	–	–	–	–	–	–	–	1,359
Customer accounts	293,708	106,969	8,708	5,928	6,308	3,436	1,587	2,237	1,869	1,248	431,998
Repurchase agreements and other similar secured borrowing	76	189,401	4,371	556	914	1,378	17	35	–	–	196,748
Trading portfolio liabilities	53,464	–	–	–	–	–	–	–	–	–	53,464
Financial liabilities designated at fair value	636	8,215	5,257	4,712	3,425	11,107	6,527	10,138	6,678	6,396	63,091
Derivative financial instruments	345,845	11	11	13	6	48	157	208	583	236	347,118
Debt securities in issue	72	22,233	10,553	10,812	3,486	11,786	6,705	8,350	10,657	2,039	86,693
Subordinated liabilities	–	327	20	177	–	281	6	3,225	10,581	7,078	21,695
Other financial liabilities	–	3,471	–	–	–	1,478	–	–	–	–	4,949
Total financial liabilities	701,843	372,361	29,658	23,310	14,565	34,172	15,110	24,330	30,368	17,013	1,262,730
Other liabilities[a]											16,949
Total liabilities											1,279,679
Cumulative liquidity gap	(143,061)	(192,867)	(201,372)	(211,294)	(208,069)	(199,082)	(171,102)	(133,023)	(76,778)	59,162	63,948

Note

a	Other assets include balances of £15,574m and Other liabilities include balances of £13,115m relating to amounts held for sale mainly in respect of the Spanish business. Please refer to Note 45 for details.

206 | Barclays PLC Annual Report 2014	barclays.com/annualreport

Expected maturity dates do not differ significantly from the contract dates, except for:

¡	Trading portfolio assets and liabilities and derivative financial instruments, which may not be held to maturity as part of the Group’s trading strategies;

¡	Retail deposits, which are included within customer accounts, are repayable on demand or at short notice on a contractual basis. In practice, these instruments form a stable base for the Group’s operations and liquidity needs because of the broad base of customers – both numerically and by depositor type (see Behavioural maturity profile on page 197); and

¡	Financial assets designated at fair value held in respect of linked liabilities, which are managed with the associated liabilities.

Contractual maturity of financial liabilities on an undiscounted basis (audited)

The table below presents the cash flows payable by the Group under financial liabilities by remaining contractual maturities at the balance sheet date. The amounts disclosed in the table are the contractual undiscounted cash flows of all financial liabilities (i.e. nominal values).

The balances in the below table do not agree directly to the balances in the consolidated balance sheet as the table incorporates all cash flows, on an undiscounted basis, related to both principal as well as those associated with all future coupon payments.

Derivative financial instruments held for trading and trading portfolio liabilities are included in the on demand column at their fair value.

Financial liabilities designated at fair value in respect of linked liabilities under investment contracts have been excluded from this analysis as the Group is not exposed to liquidity risk arising from them.

Contractual maturity of financial liabilities – undiscounted (including BAGL) (audited)
As at 31 December 2014	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than one year £m	Over one year but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m
Deposits from banks	7,978	48,155	1,042	804	287	75	62	29	58,432
Items in the course of collection due to other banks	1,177	–	–	–	–	–	–	–	1,177
Customer accounts	317,449	86,659	7,364	8,854	4,851	1,399	1,046	2,218	429,840
Repurchase agreements and other similar secured lending	40	111,769	7,178	4,837	236	–	428	–	124,488
Trading portfolio liabilities	45,124	–	–	–	–	–	–	–	45,124
Financial liabilities designated at fair value	665	6,561	3,508	7,378	12,854	10,285	7,170	14,273	62,694
Derivative financial instruments	438,623	30	7	17	137	85	314	341	439,554
Debt securities in issue	10	19,481	11,406	14,952	19,416	11,352	12,075	2,760	91,452
Subordinated liabilities	–	380	324	171	1,403	4,339	11,218	6,683	24,518
Other financial liabilities	–	3,060	–	–	815	–	–	–	3,875
Total financial liabilities	811,066	276,095	30,829	37,013	39,999	27,535	32,313	26,304	1,281,154

As at 31 December 2013
Deposits from banks	7,005	41,966	739	999	4,832	124	–	70	55,735
Items in the course of collection due to other banks	1,037	333	–	–	–	–	–	–	1,370
Customer accounts	293,708	107,056	8,747	12,316	5,317	2,858	2,576	2,501	435,079
Repurchase agreements and other similar secured lending	76	189,401	4,375	1,470	1,395	36	–	–	196,753
Trading portfolio liabilities	53,464	–	–	–	–	–	–	–	53,464
Financial liabilities designated at fair value	636	8,259	5,115	8,285	18,128	10,909	7,978	12,799	72,109
Derivative financial instruments	345,845	12	13	20	219	231	716	530	347,586
Debt securities in issue	72	22,741	10,793	14,799	19,562	9,630	11,638	3,175	92,410
Subordinated liabilities	–	631	404	433	2,154	4,928	11,974	7,143	27,667
Other financial liabilities	–	3,471	–	–	1,478	–	–	–	4,949
Total financial liabilities	701,843	373,870	30,186	38,322	53,085	28,716	34,882	26,218	1,287,122

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Risk review Risk performance Funding risk – Liquidity

Maturity analysis of off-balance sheet commitments received (including BAGL)[a]
As at 31 December 2014	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than nine months £m	Over nine months but not more than one year £m	Over one year but not more than two years £m	Over two years but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m
Guarantees, letters of credit and credit insurance	6,571	60	37	38	39	152	138	203	65	–	7,303
Forward starting repos	–	10,778	–	–	–	–	–	–	–	–	10,778
Total off balance sheet commitments received	6,571	10,838	37	38	39	152	138	203	65	–	18,081

As at 31 December 2013
Guarantees, letters of credit and credit insurance	10,114	46	46	45	45	174	168	302	154	–	11,094
Forward starting repos	–	14,334	–	–	–	–	–	–	–	–	14,334
Total off balance sheet commitments received	10,114	14,380	46	45	45	174	168	302	154	–	25,428

Maturity analysis of off-balance sheet commitments given (including BAGL) (audited)[a]
As at 31 December 2014	On demand £m	Not more than three months £m	Over three months but not more than six months £m	Over six months but not more than nine months £m	Over nine months but not more than one year £m	Over one year but not more than two years £m	Over two years but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years £m	Total £m
Contingent liabilities	17,304	1,770	352	162	102	410	55	83	1,037	49	21,324
Documentary credits and other short term trade related transactions	869	75	13	–	19	115	–	–	–	–	1,091
Forward Starting reverse repo		13,735	–	121	–	–	–	–	–	–	13,856
Standby facilities, credit lines and other commitments	262,540	4,045	1,722	844	646	3,638	877	1,846	137	20	276,315
Total off balance sheet commitments given	280,713	19,625	2,087	1,127	767	4,163	932	1,929	1,174	69	312,586

As at 31 December 2013
Contingent liabilities	17,873	630	437	233	283	558	478	138	208	346	21,184
Documentary credits and other short term trade related transactions	504	84	62	7	35	88	–	–	–	–	780
Forward Starting reverse repo	–	19,936	–	–	–	–	–	–	–	–	19,936
Standby facilities, credit lines and other commitments	247,045	1,922	203	620	1,100	1,332	777	1,405	397	54	254,855
Total off balance sheet commitments given	265,422	22,572	702	860	1,418	1,978	1,255	1,543	605	400	296,755

Note

a	The presentation of the tables for off balance sheet commitments received and given has been enhanced in line with the Enhanced Disclosure Taskforce recommendations.

208 | Barclays PLC Annual Report 2014	barclays.com/annualreport

Risk performance Operational risk

Analysis of operational risk

Operational risk is the risk of direct or indirect impacts resulting from human factors, inadequate or failed internal processes and systems or external events.

This section provides an analysis of the Group’s operational risk profile, including events which have had a significant impact in 2014

Improvements despite material historic litigation issues

£1,270m

of charges for PPI provisions
£1,250m

of charges for the ongoing investigations and litigation relating to Foreign Exchange
85%

of the Group’s net reportable operational risk events had a loss value of £50,000 or less
75%

of events are due to external fraud

Reduction in the number of recorded incidents occurring during the period.

For the purposes of risk reporting, conduct risk remediation provisions have been included within this operational risk section.

Conduct risk is a separate principal risk and is covered more fully on pages 211 and 212.

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Risk review Risk performance Operational risk

Operational risk is defined as any instance where there is a potential or actual impact to the Group resulting from inadequate or failed internal processes, people, systems, or from an external event. The impacts to the Group can be financial, including losses or an unexpected financial gain, as well as non-financial such as customer detriment, reputational or regulatory consequences.

All disclosures in this section (page 210) are unaudited unless otherwise stated

Overview

Operational risks are inherent in all the Group’s business activities and are typical of any large enterprise. It is not cost-effective to attempt to eliminate all operational risks and in any event it would not be possible to do so. Small losses from operational risks are expected to occur and are accepted as part of the normal course of business. More material losses are less frequent and the Group seeks to reduce the likelihood of these in accordance with its risk appetite.

The Operational Principal Risk comprises the following Key Risks: cyber security risk, external suppliers, financial reporting, fraud, information, legal, payments, people, premises and security, taxation, technology and transaction operations. For definitions of these key risks see page 135. In order to ensure complete coverage of the potential adverse impacts on the Group arising from operational risk, the operational risk taxonomy extends beyond the operational key risks listed above to cover areas included within conduct risk.

This section provides an analysis of the Group’s operational risk profile, including events which have had a significant impact in 2014.

Summary of performance in the period

During 2014a, there was a reduction in total operational risk losses. Total number of recorded incidents fell due to a reduction in the number of significant loss events for external fraud and execution delivery and process management.

Operational risk losses in 2014 were materially comprised of further provisions for PPI (£1,270m)  and a provision for ongoing investigations and litigation relating to Foreign Exchange (£1,250m).

Operational risk profile

Within operational risk a high proportion of risk events have a low associated financial cost and a very small proportion of operational risk events will have a material impact on the financial results of the Group. In 2014 85.3% of the Group’s net reportable operational risk events had a loss value of £50,000 or less (2013: 81.8%) and accounted for only 1.6% (2013: 1.8%) of the Group’s total net loss impact.

The analysis below presents the Group’s operational risk events by category:

¡	The proportion of losses by amount within the clients, products and business practices category remains the driver of the operational risk profile at 95.1% (2013: 85.2%) and is heavily impacted by provisions for PPI, and the ongoing investigations and litigation into Foreign Exchange.

¡	Execution, delivery and process management impacts reduced to 2.9% (2013: 10.3%). These events are typical of the banking industry as a whole where high volumes of transactions are processed on a daily basis. These are often fully or partially recovered, resulting in low value net losses.

¡	External fraud (75.0%) is the category with the highest frequency of events where high volume, low value events are also consistent with industry experience, driven by debit and credit card fraud. The proportion of events of this type has increased although the actual volume has in fact decreased; this is due to the greater reduction in the volume of execution, delivery and process management events.

The Group’s operational risk profile is informed by bottom-up risk assessments undertaken by each business unit and top-down qualitative review from the Operational Risk & Control Committee. External fraud and technology are highlighted as key operational risk exposures. External fraud has increased driven by the higher number of fraud events, particularly in credit card portfolios, and business growth, whereas for technology there is an ongoing programme of work to improve controls, through efficiency and automation, and a focus on infrastructure resilience. Cyber security risk continues to be an area of attention given the increasing sophistication and scope of potential cyber-attack. Risks to technology and cyber security change rapidly and require continued focus and investment.

For further information see Risk Management section (pages 135 and 136).

Operational risk events by risk category

% of total risk events by count

Operational risk events by risk category

% of total risk events by value

Note

a	During 2014 the Group moved its operational risk reporting of events to align with the financial impact of the event rather than being based on date of sign-off in the system of record. 2013 figures have been re-stated on this basis and due to timing difference between date of financial impact and recording of events some movement of prior year events will be expected.

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Risk review Risk performance Conduct and reputation risk

Analysis of conduct and reputation risk

Conduct Risk is the risk that detriment is caused to our customers, clients, counterparties or Barclays because of inappropriate judgement in the execution of our business activities.

Reputation Risk is the risk of damage to Barclays’ brand arising from any association, action or inaction which is perceived by stakeholders to be inappropriate or unethical.

This section details Barclays’ conduct and reputation risk profile and provides information on the key 2014 risk events and risk mitigation actions Barclays has taken. These risks were deemed Principal Risks in 2013 to increase management focus and strengthen governance.

5.3/10 on the Conduct Reputation Balanced Scorecard Measure

Driven by:
¡	Focussing on conduct and reputation to ensure we provide suitable products and services for customers and clients

¡	Embedding conduct risk in our strategy setting and decision making processes

¡	Improving our focus on customer outcomes and putting customers and market integrity at the heart of our business

¡	Learning lessons from the past and attempting to improve management of conduct risk in the future

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Risk review Risk performance Conduct and reputation risk

Conduct risk is the risk that detriment is caused to our customers, clients, counterparties or Barclays because of inappropriate judgement in the execution of our business activities.

All disclosures in this section (page 212) are unaudited unless otherwise stated

Conduct risk

Doing the right thing in the right way and providing suitable products and services for customers and clients is central to Barclays’ wider strategy of being the Go-To bank. Barclays is committed to Group-wide changes to business practices, governance and mindset and behaviours so that good customer outcomes and protecting market integrity are integral to the way Barclays operates.

As part of the Transform initiatives, the Conduct Risk Programme has been leading this change across the Group. Conduct Risk was re-categorised as a Principal Risk in 2013 and is supported by seven Key Risk Frameworks (KRF) which were issued during 2014. The KRF articulate expectations for achieving good customer outcomes and protecting market integrity.

Summary of performance in the period

Conduct risk management continues to mature as businesses become more adept at considering potential conduct risks within their existing business models and as part of strategy development. Throughout 2014 conduct risks were raised by businesses for consideration by the Board Conduct, Operational and Reputation Risk Committee (BCORR). These include conduct risks associated with business growth strategies, the expansion of digital propositions, increasing cyber crime and the restructure of the bank, including exiting markets and migrating customers. BCORR has reviewed the risks raised and whether the management actions proposed are appropriate to ensure conduct risks were effectively managed. The Committee also reviewed the nature and scope of the conduct risk training provided to staff and its suitability for supporting the cultural change Barclays is undertaking.

In 2014, all businesses undertook conduct risk assessments to evaluate how strategy and business models could generate conduct risks for customers and markets and to identify actions that should be taken.

Increasing the awareness of all staff of the importance of good customer outcomes and protecting market integrity has been a priority. During 2014, over 95% of Barclays staff successfully completed e-learning and there have been a number of business specific training and awareness events.

As a result of increased awareness and early consideration of conduct risk in the business, a number of actions have been taken to improve customer outcomes including:

¡	Outcomes for clients impacted by the creation of BNC;

¡	The overdraft charges on UK current accounts have been revised, with increased clarity on terms and pricing, providing customers with greater control over their borrowing and a reduction in Barclays’ revenues from unauthorised borrowing;

¡	A new UK mortgage product was not launched because of potential conduct risks; and

¡	A fixed-rate lending product was created for SME customers; this was a simplified product with transparent risks and benefits and fair pricing, including appropriate controls on marketing and sales.

Whilst the above actions seek to reduce the future levels of conduct risk where appropriate, Barclays is also looking to put things right with regard to its historic transactions with customers. During 2014 Barclays incepted redress programmes for customers including:

¡	Remediating customers where paperwork was not correct under the Consumer Credit Act;

¡	Barclays will be apologising and making refunds to some business customers, where a fixed interest rate was charged beyond the set fixed rate period, where this fixed rate exceeded the floating rate that customers could have been charged; and

¡	A redress agreement with Affinion International Ltd and 11 banks and card issuers, including Barclays, to compensate customers for issues identified with the way that a feature of the card security product was sold to customers. Notifications to affected customers commenced in January 2015.

The Group continued to incur the significant costs of conduct matters and additional charges of £1,513m were recognised for customer redress including £1,270m for the cost of PPI remediation. Barclays also continues to be party to litigation and regulatory actions involving claimants who consider that inappropriate conduct by the Group has caused damage. Investigations in respect of various conduct issues related to FX remain ongoing and related class actions have been filed in US Courts. As at 31 December 2014 a provision of £1,250m has been recognised for certain aspects of ongoing investigations involving certain authorities and litigation relating to Foreign Exchange. Details in respect of the status of such investigations and related litigation matters are included in the Legal, Competition and Regulatory Matters note on page 306. Resolution of these matters remains a necessary and important part of delivering the Group’s strategy, but there are early signs that we are driving better outcomes for customers from a more thoughtful consideration of our customers’ needs.

Conduct Reputation measure

To aid monitoring progress in the management of conduct, a ‘Conduct Reputation’ measure is included within the Balance Scorecard. The conduct measure is developed through a conduct and reputation survey, undertaken by YouGov, across a range of respondents including business and political stakeholders, the media, NGOs, charities and other opinion formers across key geographies (UK, Europe, Africa, the US and Asia). Barclays’ 2014 mean score remained stable at 5.3 (2013: 5.2) with minor improvement in all five components of the Index (which are: delivering value for money for customers/clients; can be trusted; treat staff well at all levels of the business; have high quality products and services; and operate openly and transparently). Progress towards the 2018 target of 6.5 is slower than desired as the impact of legacy issues act as a drag on the benefit of actions to improve management of conduct.

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Reputation risk is defined as damage to Barclays’ brand arising from any association, action or inaction which is perceived by stakeholders to be inappropriate or unethical.

All disclosures in this section (pages 213 and 214) are unaudited unless otherwise stated

Reputation risk

Through the Transform initiative, Barclays has developed formal governance and standards around reputation risk to ensure that the Group is able to manage and mitigate related risks proactively and on an informed basis.

The Reputation Key Risk Framework outlines the processes and actions required of the business. These include regular and forward looking reviews of current and emerging reputation risks so that a topical and comprehensive reputation risk profile of the organisation can be maintained. The external reputation environment is monitored via “horizon scanning” and validated via stakeholder dialogue conducted across a broad range of opinion formers. This process identifies priority themes and issues that stakeholders consider are impacting, or are likely to impact, the reputation of Barclays and our peers.

Summary of performance in the period

The following key themes were consistently identified during the 2014 horizon scanning and stakeholder dialogue and were reported to the Group Reputation Committee.

Litigation, investigations and culture change

Ongoing concerns about incidences of past conduct, corporate culture and litigation and regulatory investigations in the banking sector

Failure to act in accordance with rules and regulations, has a cumulative damaging impact on Barclays’ and the banking sector’s reputation and licence to operate. Barclays’ brand continues to be adversely affected by new and ongoing investigations into instances of past conduct. These reinforce negative stakeholder perceptions and impair the Bank’s ability to rebuild trust. They also detract from the positive impact achieved by transformative work across the bank to deliver cultural and behavioural change.

Living Barclays’ values is at the heart of this transformation. It is critical to the success of the Transform plan that stakeholders are confident that Barclays’ acts with honesty and integrity. Where there is wrongdoing on the part of individuals, the values require remedial action to be quickly and decisively taken and, when there is a case to answer with regulators, responsibility and sanctions are accepted and lessons are learnt.

During 2014, following investigations:

¡	The Group was fined by the FCA for breaches of its rules in relation to certain systems and controls relating to the Gold Fixing

¡	Barclays was fined for breaching rules governing the protection of clients’ custody assets

¡	Several banks have reached settlements with the FCA and the US Commodity Futures Trading Commission (CFTC) with respect to Foreign Exchange trading. The Group is continuing to engage with our regulators and authorities with the objective of achieving a resolution in due course

Transparency

A demand for greater transparency and openness in bank decision-making generally

Operating openly and transparently is widely acknowledged as one of the most important reputation drivers for business. The Group is committed to being an open and transparent organisation and continues to work towards this long-term goal. The following examples demonstrate steps taken in 2014:

¡	The Balanced Scorecard approach was cascaded down throughout the organisation. It is integral to how individual and business performance is assessed and rewarded and the Group reports on progress annually so that stakeholders can hold the bank to account

¡	Barclays published a Country Snapshot Report in response to the Europe-wide CRD IV requirement to disclose 2013 turnover and employee numbers for all countries of operation. Barclays also adopted early the additional requirements to publish data on profit, tax paid and subsidies received in each country alongside a brief explanation of the business undertaken

¡	To aid transparency in the Group’s engagement with policymakers, responses to government consultations and associated position papers are now published on the Group website

¡	Barclays fully implemented the Enhanced Disclosure Task Force (EDTF) 32 recommendations for improving bank risk disclosures

¡	Barclays won the inaugural Building Public Trust Award for corporate governance. The Building Public Trust Awards were created by PwC and the judges considered the Group’s reporting combined technical excellence with an unusual level of insight and described openly how governance is being applied to previously problematic areas

Remuneration

Ongoing concerns around executive remuneration

Remuneration levels continued to be a source of reputation risk in 2014 from the broader banking sector and Barclays’ own perspectives. The Group is committed to paying at levels required to attract and retain good people, while not paying more than we judge to be necessary, and to delivering a greater share of income generated to shareholders. See the Remuneration Report on pages 77-110 for further information.

Climate change

Concerns that the finance sector should take more account of climate change impacts (positive and negative) in investment and lending decisions

The impact of climate change is an important long-term environmental and societal issue of widespread public, political and corporate concern. It is a source of risk, including reputational risk, evidenced by the interest of a range of stakeholder groups in the environmental and social risk criteria considered by banks when providing financial services to environmentally sensitive clients and sectors.

Banks also play a pivotal role in enabling the flow of capital towards climate change mitigation and adaptation. Green Bonds continued to grow as a way of financing environmental projects and during 2014 Barclays:

¡	Was a signatory to the Green Bond Principles and also launched the Green Bond Index in partnership with MSCI Inc

¡	Has been an active underwriter on a variety of Green Bond transactions for corporate, supranational and municipal issuers

¡	Has supported the sector by committing to invest a minimum of £1bn in Green Bonds by November 2015 to form part of our liquid asset buffer

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Risk review Risk performance Conduct and reputation risk

Reputation tracking

In 2013 the Group commissioned YouGov, an independent market research agency, to undertake a broad ranging and comprehensive global corporate reputation tracking study. This survey generates a number of key ‘dashboard measures’ for the Group of which favourability (towards named banks) is the primary measure. Understanding of the Group’s reputation is used in wide-ranging applications from supporting corporate communications planning to measuring performance in key areas and benchmarking the Group’s reputation against peers. The surveys are conducted with critical opinion formers (including politicians, media, business and NGOs) across key geographies (UK, Europe, Africa, the US and Asia).

Favourability towards Barclays:

Barclays favourability score 2013/2014

(Source: YouGov Barclays’ reputation tracker)

Mean score

Operates openly and transparently

214 | Barclays PLC Annual Report 2014	barclays.com/annualreport

Risk review Supervision and regulation

Supervision of the Group

The Group’s operations, including its overseas offices, subsidiaries and associates, are subject to a significant body of rules and regulations that are a condition for authorisation to conduct banking and financial services business. These apply to business operations, affect financial returns, include reserve and reporting requirements, and prudential and conduct of business regulations. These requirements are set by the relevant central banks and regulatory authorities that authorise, regulate and supervise the Group in the jurisdictions in which it operates. The requirements reflect global standards developed by, amongst others, the Basel Committee on Banking Supervision and the International Organization of Securities Commissions. They also reflect requirements imposed directly by, or derived from, EU legislation.

In the UK, the Bank of England has responsibility for monitoring the UK financial system as a whole. The day-to-day regulation and supervision of the Group is divided between the Prudential Regulation Authority (PRA) – which is established as part of the Bank of England – and the Financial Conduct Authority (FCA).

In addition, the Financial Policy Committee (FPC) of the Bank of England has significant influence on the prudential requirements that may be imposed on the banking system through powers of direction and recommendation. The FPC has direction powers over sectoral capital requirements which it can set in relation to exposures to specific sectors judged to pose a risk to the financial system as a whole. The government has also proposed to make the FPC responsible for the Basel III countercyclical capital buffer, introduced in the EU under the Capital Requirements Directive and Regulation (collectively known as CRD IV).

The Financial Services and Markets Act 2000 (as amended)(FSMA) remains the principal statute under which financial institutions are regulated in the UK. Barclays Bank PLC is authorised under FSMA to carry on a range of regulated activities within the UK. It is also authorised and subject to solo and consolidated prudential supervision by the PRA and subject to conduct regulation and supervision by the FCA.

In its role as supervisor, the PRA seeks to maintain the safety and soundness of financial institutions with the aim of strengthening, but not guaranteeing, the protection of customers and the financial system. The PRA’s continuing supervision of financial institutions is conducted through a variety of regulatory tools, including the collection of information by way of prudential returns, reports obtained from skilled persons, visits to firms and regular meetings with management to discuss issues such as performance, risk management and strategy.

The regulation and supervision of conduct matters is the responsibility of the FCA. FCA regulation of the Group is carried out through a combination of continuous assessment over rolling two-year periods; regular thematic and project work based on the FCA’s sector assessments, which analyse the different areas of the market and the risks that may lie ahead; and responding to crystallised risks, seeking to ensure remediation as appropriate.

Global regulatory developments

The regulatory change generated by the financial crisis is having and will continue to have a substantial impact on all financial institutions. Regulatory change is being pursued at a number of levels; globally notably through the G20, Financial Stability Board (FSB) and Basel Committee on Banking Supervision (BCBS), regionally through the European Union and nationally, especially in the UK and US. Further changes to prudential requirements and further refinements to the definitions of capital and liquid assets may affect the Group’s planned activities and could increase costs and contribute to adverse impacts on the Group’s earnings. Similarly, increased requirements in relation to capital markets activities and to market conduct requirements may affect the Group’s planned activities and could increase costs and thereby contribute to adverse impacts on the Group’s earnings.

The programme of reform of the global regulatory framework that was agreed by G20 Heads of Government in April 2009 has continued to be taken forward during 2014.

The FSB has been designated by the G20 as the body responsible for co-ordinating the delivery of the global reform programme in relation to the financial services industry. It has focused particularly on the risks posed by systemically important financial institutions. In 2011, G20 Heads of Government adopted FSB proposals to reform the regulation of globally systematically important financial institutions (G-SIFIs). A key element of this programme is that G-SIFIs should be capable of being resolved without recourse to taxpayer support. Barclays has been designated a G-SIFI by the FSB. G-SIFIs will be subject to a number of requirements, including additional loss absorption capacity above that required by Basel III standards (see below). The surcharges rise in increments from 1% to 2.5% of risk-weighted assets (with an empty category of 3.5% for institutions that increase the extent of the systemic risk they pose which is intended to discourage institutions from developing their business in a way that heightens their systemic nature). This additional buffer must be met with common equity.

In its November 2014 list of G-SIFIs, the FSB confirmed Barclays position in a category that will require it to meet a 2% surcharge. The additional loss absorbency requirements will apply to those financial institutions identified in November 2014 as globally systemically important and will be phased in starting from January 2016, with full implementation by January 2019. G-SIFIs must also meet the higher supervisory expectations for data aggregation capabilities by January 2016. In the EU the requirements for a systemic risk buffer will be implemented through the CRD.

The BCBS issued the final guidelines on Basel III capital and liquidity standards in June 2011, with revisions to counterparty credit risk in July and November 2011. Regulatory liquidity revisions were agreed in January 2013 to the definitions of high quality liquid assets and net cash outflows for the purpose of calculating the Liquidity Coverage Ratio, as well as establishing a timetable for phasing-in the standard from January 2016. Amendments to the Basel III leverage ratio and liquidity frameworks were issued in January 2014. The requirements of Basel III as a whole are subject to a number of transitional provisions that run to the end of 2018. The Group is, however, primarily subject to the EU’s implementation of the Basel III standard through CRD IV (see below).

The BCBS also maintains a number of active workstreams that will affect the Group. These include a fundamental review of the trading book where a second consultation on enhanced capital standards was issued in October 2013 and further work on large exposures. The Committee also continues to focus on the consistency of risk weighting of assets and explaining the variations between banks. The final standard for measuring and controlling large exposures were published by the Basel Committee in April 2014 to take effect in 2019. Also in April 2014, the Basel Committee published the final standard for calculating regulatory capital for banks’ exposure to central counterparties (CCPs). In conjunction with the International Organization of Securities Commissions, the BCBS issued enhanced standards for margin requirements for non-centrally cleared derivatives in September 2013. The BCBS also issued risk management guidelines related to anti-money laundering and terrorist financing in January 2014. In October 2014, the BCBS published a consultation on a revised standardised approach for measuring operational risk.

In November 2014 the FSB issued a consultative document which set out its proposals to enhance the loss-absorbing capacity of global systemically important banks (GSIBs), such that there is sufficient loss absorbing and recapitalisation capacity available in resolution to implement an orderly resolution which minimises the impact on financial stability, ensures the continuity of critical functions and avoids exposing taxpayers to losses. The FSB proposes to achieve this by setting a new minimum requirement for “total loss absorbing capacity” (TLAC). A specific minimum amount of TLAC of between 16% and 20% of a GSIB’s risk-weighted assets and at least twice the Basel III Tier 1 leverage ratio would have to be met. The proposal states that GSIBs will not be expected to meet TLAC requirements before 1 January 2019. Comments on the consultative document were due in February 2015, and the FSB is expected to finalize its proposal in 2015.

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Risk review Supervision and regulation

Also in November 2014 Barclays adhered to a protocol which was developed by the International Swaps and Derivatives Association (ISDA) in coordination with the FSB to support cross-border resolution and reduce systemic risk. By adhering to this protocol Barclays is able, in ISDA Master Agreements and related credit support agreements entered into with other adherents, to opt in to different resolution regimes such that cross-default and direct default rights that would otherwise arise under the terms of such agreements would be stayed temporarily (and in some circumstances overridden) on the resolution of one of the parties.

European Union developments

The EU continues to develop its regulatory structure in response to the financial and Eurozone crises. At the December 2012 meeting of EU Finance Ministers it was agreed to establish a single supervisory mechanism within the Eurozone. The European Central Bank (ECB) has had responsibility for the supervision of the most significant credit institutions, financial holding companies or mixed financial holding companies within the Eurozone since November 2014. The ECB may extend its supervision to institutions of significant relevance that have established subsidiaries in more than one participating member state and with significant cross-border assets or liabilities.

Notwithstanding the new responsibilities of the ECB, the European Banking Authority (EBA), along with the other European Supervisory Authorities, remains charged with the development of a single rulebook for the EU as a whole and with enhancing co-operation between national supervisory authorities. The European Securities Markets Authority (ESMA) has a similar role in relation to the capital markets and to banks and other firms doing investment and capital markets business. The progressive reduction of national discretion on the part of national regulatory authorities within the EU may lead to the elimination of prudential arrangements that have been agreed with those authorities. This may serve to increase or decrease the amount of capital and other resources that the Group is required to hold. The overall effect is not clear and may only become evident over a number of years. The EBA and ESMA each have the power to mediate between and override national authorities under certain circumstances. Responsibility for day to day supervision remains with national authorities and for banks, like the Group, that are incorporated in countries that will not participate in the single supervisory mechanism, is expected to remain so.

Basel III and (from 2016) the capital surcharge for systemic institutions have been implemented in the EU by CRD IV. The provisions of CRD IV either entered into force automatically on, or had to be implemented in member states by, 1 January 2014. Much of the ongoing implementation is expected to be done through binding technical standards being developed by the EBA, that are intended to ensure a harmonised application of rules through the EU which are still largely in the process of being developed and adopted.

A significant addition to the EU legislative framework for financial institutions has been the Bank Recovery and Resolution Directive (BRRD) which establishes a framework for the recovery and resolution of EU credit institutions and investment firms. The BRRD is intended to implement many of the requirements of the FSB’s “Key Attributes of Effective Resolution Regimes for Financial Institutions”. The BRRD was formally passed into EU law in April 2014. All of the provisions of the BRRD had to be implemented in the law of EU Member States by 1 January 2015 except for those relating to bail-in which will have to be implemented in Member States by 1 January 2016.

As implemented, the BRRD gives resolution authorities powers to intervene in and resolve a financial institution that is no longer viable, including through the transfers of business and, when implemented in relevant member states, creditor financed recapitalisation (bail-in within resolution) that allocates losses to shareholders and unsecured and uninsured creditors in their order of seniority, at a regulator determined point of non-viability that may precede insolvency. The concept of bail-in will affect the rights of senior unsecured creditors subject to any bail-in in the event of a resolution of a failing bank.

The BRRD also stipulates that firms will need a minimum percentage of liabilities in a form that allows them to be subject to bail-in (which will have to be co-ordinated with the FSB’s TLAC proposals mentioned above). The BRRD also requires the development of recovery and resolution plans at group and firm level. The BRRD sets out a harmonised set of resolution tools across the EU, including the power to impose a temporary stay on the rights of creditors to terminate, accelerate or close out contracts. There are also significant funding implications for financial institutions, which include the establishment of pre-funded resolution funds of 1% of covered deposits to be built up over 10 years, although the proposal also envisages that national deposit guarantee schemes may be able to fulfil this function (see directly below).

The Directive on Deposit Guarantee Schemes was recast and replaced by a new directive which has been in force since July 2014. The directive provides that national deposit guarantee schemes should be pre-funded, with the funds to be raised over a number of years. This would be a significant change for UK banks where levies are currently raised as needed after failure. The funds of national deposit guarantee scheme are to total 0.8% of the covered deposits of its members by the date 10 years after the entry into force of the recast directive.

In relation to both resolution funds and the funds required by the Directive on Deposit Guarantee Schemes, there may be scope for the UK to use the Bank Levy to meet pre-funding obligations, although whether this will happen and the manner in which this might operate remains unclear.

In October 2012, a group of experts set up by the European Commission to consider possible reform of the structure of the EU banking sector presented its report. Among other things, the group recommended the mandatory separation of proprietary trading and other high-risk trading activities from other banking activities. The European Commission issued proposals to implement these recommendations in January 2014. These proposals would apply to G-SIFIs and envisage, amongst other things: (i) a ban on proprietary trading in financial instruments and commodities; (ii) giving supervisors the power and, in certain instances, the obligation to require the transfer of other trading activities deemed to be “high risk” to separate legal trading entities within the group; and (iii) rules on the economic, legal, governance, and operational links between the separated trading entity and the rest of the banking group. Contemporaneously, the European Commission also adopted proposals to enhance the transparency of shadow banking, especially in relation to securities financing transactions. These proposals have still yet to be considered formally by the European Parliament and by the Council. Their impact, if they are adopted, remains to be determined.

The European Market Infrastructure Regulation (EMIR) has introduced new requirements to improve transparency and reduce the risks associated with the derivatives market. These requirements have come into force progressively through 2013 and 2014, although some requirements are still to be brought in. When it is fully in force, EMIR will require entities that enter into any form of derivative contract, including interest rate, foreign exchange, equity, credit and commodity derivatives; to report specified details of every derivative contract that they enter to a trade repository; implement new risk management standards for all bilateral over-the-counter derivatives trades that are not cleared by a central counterparty; and clear, through a central counterparty, over-the-counter derivatives that are subject to a mandatory clearing obligation. EMIR has potential operational and financial impacts on the Group, including collateral requirements. Lower capital requirements for cleared trades are only available if the central counterparty through which the trade is cleared is recognised as a ‘qualifying central counterparty’ which has been authorised or recognised under EMIR (in accordance with binding technical standards).

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Proposals to amend the Markets in Financial Instruments Directive (known as MiFID II) were agreed in January 2014. These amendments take the form of a directive and a regulation, and will affect many of the investment markets in which the Group operates and the instruments in which it trades, and how it transacts with market counterparties and other customers. Changes to the MiFID regime include the introduction of a new type of trading venue (the organised trading facility), to capture non-equity trading that falls outside the current regime. Investor protections have been strengthened, and new curbs imposed on high frequency and commodity trading. Pre-and post-trade transparency has been increased, and a new regime for third country firms introduced. The changes also include new requirements for non-discriminatory access to trading venues, central counterparties, and benchmarks, and harmonised supervisory powers and sanctions across the EU. Implementation is not expected until late 2016 and many of the provisions of MiFID II and its accompanying regulation will be implemented by means of technical standards to be drafted by ESMA. Some of the impacts on the Group will not be clear until these technical standards have been adopted.

Structural reform of banking groups

In addition to providing for the bail-in stabilisation power referred to above, the Banking Reform Act requires, amongst other things: (i) the separation of the retail and SME deposit-taking activities of UK banks in the UK and branches of UK banks in the European Economic Area (EEA) into a legally distinct, operationally separate and economically independent entity, which will not be permitted to undertake a range of activities (so called ring-fencing); (ii) the increase of the loss-absorbing capacity of ring-fenced banks and UK headquartered global systemically important banks to levels higher than required under CRD IV and (iii) preference to deposits protected under the Financial Services Compensation Scheme if a bank enters insolvency.

The Banking Reform Act also implements key recommendations of the Parliamentary Commission on Banking Standards. Recommendations that have been implemented include: (i) the establishment of a reserve power for the PRA to enforce full separation of UK banks under certain circumstances; (ii) the creation of a “senior managers” regime for senior individuals in the banking and investment banking sectors to ensure better accountability for decisions made; (iii) the establishment of a criminal offence of causing a financial institution to fail; and (iv) the establishment of a regulator for payment systems.

The Banking Reform Act is primarily an enabling statute which provides HM Treasury with the requisite powers to implement the policy underlying the legislation through secondary legislation. Secondary legislation relating to the ring-fencing of banks has now been passed. Parts of the secondary legislation became effective on 1 January 2015 and the rest will come into effect on 1 January 2019 by which date UK banks will be required to be compliant with the structural reform requirements.

Regulation in the United Kingdom

Recent developments in banking law and regulation in the UK have been dominated by legislation designed to ring-fence the retail and SME deposit-taking business of large banks. The content and the impact of this legislation are outlined above. The Banking Reform Act put in place a framework for this ring-fencing and secondary legislation passed in 2014 elaborated on the operation and application of the ring-fence. It is expected that rules will be consulted on and made by the PRA and FCA during 2015 and 2016 which will further determine how ring-fenced banks will be permitted to operate.

In addition to, and complementing an EU-wide stress testing exercise conducted on a sample of EU banks by the EBA, and in response to recommendations from the FPC, the Bank of England conducted a variant of the EU-wide stress test in 2014. The ‘UK variant’ test explored particular UK macroeconomic vulnerabilities facing the UK banking system. Key parameters of the test – including the design of the UK elements of the stress scenario – were designed by the Bank of England and approved by the FPC and the PRA. Also responding to an FPC recommendation, the Bank of England and PRA have developed an approach to annual stress testing of the UK banking system and the individual institutions within it. The first such exercise took place in 2014.

Both the PRA and the FCA have continued to develop and apply a more assertive approach to supervision and the application of existing standards. This may include application of standards that either anticipate or go beyond requirements established by global or EU standards, whether in relation to capital, leverage and liquidity, resolvability and resolution of matters of conduct. In December 2013, the PRA published its requirements to implement the new European capital regime, clarifying key policy issues that affect the minimum level of Common Equity Tier 1 (CET1) capital which banks need to maintain. The PRA has required banks to meet a 4.5% Pillar 1 CET1 requirement since 1 January 2015, which is up from 4% in 2014. Similarly, the required Pillar 1 Tier 1 capital ratio has been 6% since 1 January 2015, an increase from the previous level of 5.5%. The PRA has also required UK banks to bring CET1 in line with the end-point definition from 1 January 2014 rather than benefiting from transitional arrangements. Additionally, the PRA has expected eight major UK banks and building societies including Barclays, to meet a 7% CET1 capital ratio and a 3% Tier 1 leverage ratio (after taking into account adjustments to risk-weighted assets and CET1 capital deemed necessary by the PRA) since 1 January 2014, except where – as in the case for Barclays – the PRA has agreed a plan with the firm to meet the standards over a longer time frame. Barclays agreed with the PRA that it would meet this requirement by end-June 2014 at the latest and now meets this requirement.

The FCA has retained an approach to enforcement based on credible deterrence that has continued to see significant growth in the size of regulatory fines. The FCA has focused strongly on conduct risk and on customer outcomes and will continue to do so. This has included a focus on the design and operation of products, the behaviour of customers and the operation of markets. This may impact both the incidence of conduct costs and increase the cost of remediation. On 1 April 2014 the FCA took over the regulation of consumer credit in the UK. This is likely to lead to a regulatory regime for consumer credit which is considerably more intensive and intrusive than was the case when consumer credit was regulated by the Office of Fair Trading.

In June 2014 the Fair and Effective Markets Review was established by the Chancellor of the Exchequer. The aim of this review will be to conduct a forward-looking assessment of the way wholesale financial markets operate, and propose solutions in order to restore trust in those markets in the wake of a number of recent high profile abuses, and to influence the international debate on trading practices. In connection with the review, a consultation was launched in October 2014 examining what needs to be done to reinforce confidence in the fairness and effectiveness of the Fixed Income, Currency and Commodities markets. Representatives from the PRA, the Bank of England, the FCA and HM Treasury are taking part in the review and the final recommendations are due to be presented in June 2015.

In July 2014 the FCA consulted on new accountability mechanisms for individuals working in banks, including the introduction of a new “Senior Managers Regime” (aimed at a limited number of individuals with senior management responsibilities within a firm) and a “Certification Regime” (aimed at assessing and monitoring the fitness and propriety of a wider range of employees who could pose a risk of significant harm to the firm or any of its customers). This represents the implementation of recommendations made by the Parliamentary Committee on Banking Standards in this area.

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Resolution of UK banking groups

The Banking Act 2009 (the Banking Act) provides a regime to allow the Bank of England (or, in certain circumstances, HM Treasury) to resolve failing banks in the UK, in consultation with the PRA and HM Treasury as appropriate. Under the Banking Act the Bank of England is given powers to: (i) make share transfer instruments pursuant to which all or some of the securities issued by a UK bank may be transferred to a commercial purchaser; and (ii) the power to transfer all or some of the property, rights and liabilities of a UK bank to a commercial purchaser or a ‘bridge bank’, which is a company wholly owned by the Bank of England. In addition, under the Banking Act HM Treasury is given the power to take a bank into temporary public ownership by making one or more share transfer orders in which the transferee is a nominee of HM Treasury or a company wholly owned by HM Treasury. A share transfer instrument or share transfer order can extend to a wide range of securities including shares and bonds issued by a UK bank (including Barclays Bank PLC) or its holding company (Barclays PLC) and warrants for such shares and bonds. Certain of these powers also extend to companies within the same group as a UK bank.

The Banking Act also gives the authorities powers to override events of default or termination rights that might otherwise be invoked as a result of the exercise of the resolution powers. The Banking Act powers apply regardless of any contractual restrictions and compensation that may be payable in the context of both share transfer orders and property appropriation.

The resolution powers described above have recently been supplemented with a ‘bail-in’ power introduced under the Banking Reform Act. This power allows for the cancellation or modification of one or more liabilities (with the exception of ‘excluded liabilities’). Excluded liabilities include (amongst other things): deposits protected under a deposit insurance scheme, secured liabilities (to the extent that they are secured), client assets and assets with an original maturity of less than seven days which are owed to a credit institution or investment firm. The Bank of England’s new bail-in powers were brought into force with effect from 1 January 2015. Measures specifying the minimum amount of liabilities eligible for bail-in which a bank must hold will come into effect in 2016. From 20 February 2015 UK banks and their parents will be required to include in debt instruments, issued by them under the law of a non-EEA country, terms under which the relevant creditor recognises that the liability is subject to the exercise of bail-in powers by the Bank of England. Similar terms will be required in contracts governing other liabilities of UK banks and their parents if those liabilities are governed by the law of a non-EEA country, are not excluded liabilities under the Banking Act 2009 and are issued, entered into or arise after 31 December 2015.

The Banking Act also gives the Bank of England the power to override, vary, or impose contractual obligations between a UK bank, its holding company and its group undertakings, in order to enable any transferee or successor bank to operate effectively after any of the resolution tools have been applied. There is also power for HM Treasury to amend the law (excluding provisions made by or under the Banking Act) for the purpose of enabling it to use the regime powers effectively, potentially with retrospective effect.

The Financial Services Act 2010, amongst other things, requires the UK regulators to make rules about remuneration and to require regulated firms to have a remuneration policy that is consistent with effective risk management. The Banking Act also amended FSMA to allow the FCA to make rules requiring firms to operate a collective consumer redress scheme to deal with cases of widespread failure by regulated firms to meet regulatory requirements, that may have created consumer detriment.

The PRA has made rules that require authorised firms to draw up recovery plans and resolution packs. Recovery plans are designed to outline credible recovery actions that authorised firms could implement in the event of severe stress in order to restore their business to a stable and sustainable condition. The resolution pack contains detailed information on the authorised firm in question which will be used to develop resolution strategies for that firm, assess its current level of resolvability against the strategy, and to inform work on identifying barriers to the implementation of operational resolution plans.

In addition to establishing the FPC, PRA and FCA, the Financial Services Act 2012 amongst other things clarifies responsibilities between HM Treasury and the Bank of England in the event of a financial crisis by giving the Chancellor of the Exchequer powers to direct the Bank of England where public funds are at risk and there is a serious threat to financial stability. The Financial Services Act 2012 also establishes the objectives and accountabilities of the FPC, PRA and FCA; amends the conditions which need to be met by a firm before it can be authorised; gives the FPC, PRA and FCA additional powers, including powers of direction over unregulated parent undertakings (such as Barclays PLC) where this is necessary to ensure effective consolidated supervision of the Group; and a power for the FCA to make temporary product intervention rules for a maximum period of six months, if necessary without consultation. The Financial Services Act 2013 also created a new criminal offence relating to the making of a false or misleading statement, or the creation of a false or misleading impression, in connection with the setting of a benchmark.

Compensation schemes

Banks, insurance companies and other financial institutions in the UK are subject to a single compensation scheme (the Financial Services Compensation Scheme – FSCS) which operates when an authorised firm is unable or is likely to be unable to meet claims made against it by its customers because of its financial circumstances. Most deposits made with branches of Barclays Bank PLC within the EEA are covered by the FSCS. Most claims made in respect of investment business will also be protected claims if the business was carried on from the UK or from a branch of the bank or investment firm in another EEA member state. The FSCS is funded by levies on authorised UK firms such as Barclays Bank PLC. In the event that the FSCS raises those funds more frequently or significantly increases the levies to be paid by firms, the associated costs to the Group may have a material impact on the Group’s results.

Influence of European legislation

Financial regulation in the UK is to a significant degree shaped and influenced by EU legislation. This provides the structure of the European Single Market, an important feature of which is the framework for the regulation of authorised firms. This framework is designed to enable a credit institution or investment firm authorised in one EU member state to conduct banking or investment business through the establishment of branches or by the provision of services on a cross-border basis in other member states without the need for local authorisation. Barclays’ operations in Europe are authorised and regulated by a combination of both home and host regulators.

Regulation in Africa

Barclays’ operations in South Africa, including Barclays Africa Group Limited, are supervised and regulated mainly by the South African Reserve Bank (SARB), the Financial Services Board (SAFSB) as well as the Department of Trade and Industry (DTI). The SARB oversees the banking industry and follows a risk-based approach to supervision, whilst the SAFSB oversees financial services such as insurance and investment business and focuses on enhancing consumer protection and regulating market conduct. The DTI regulates consumer credit through the National Credit Act (NCA) 2005, as well as other aspects of consumer protection not regulated under the jurisdiction of the SAFSB through the Consumer Protection Act (CPA) 2008. It is intended that regulatory responsibilities in South Africa will in future be divided between the SARB which will be responsible for prudential regulation and the SAFSB will be responsible for matters of market conduct. The transition to ‘twin peaks’ regulation will commence in 2015. Barclays’ operations in other African countries are primarily supervised and regulated by the central banks in the jurisdictions where Barclays has a banking presence. In some African countries, the conduct of Barclays’ operations and the non-banking activities are also regulated by financial market authorities.

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Regulation in the United States

In the United States, Barclays PLC, Barclays Bank PLC and their US subsidiaries are subject to a comprehensive regulatory framework involving numerous statutes, rules and regulations, including the International Banking Act of 1978, the Bank Holding Company Act of 1956 (BHC Act), the USA PATRIOT Act of 2001 and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (DFA). This legislation regulates the activities of Barclays, including its US banking subsidiaries and the US branches of Barclays Bank PLC, as well as imposing prudential restrictions, such as limits on extensions of credit by the Barclays Bank PLC’s US branches and the US banking subsidiaries to a single borrower and to affiliates. The New York and Florida branches of Barclays Bank PLC are subject to extensive federal and state supervision and regulation by the Board of Governors of the Federal Reserve System (FRB) and, as applicable, the New York State Department of Financial Services and the Florida Office of Financial Regulation. Barclays Bank Delaware, a Delaware chartered commercial bank, is subject to supervision and regulation by the Federal Deposit Insurance Corporation (FDIC), the Delaware Office of the State Bank Commissioner and the Consumer Financial Protection Bureau. The deposits of Barclays Bank Delaware are insured by the FDIC. Barclays Wealth Trustees (US) NA is an uninsured non-depository trust company chartered and supervised by the Office of the Comptroller of the Currency. The licensing authority of each US branch of Barclays Bank PLC has the authority, in certain circumstances, to take possession of the business and property of Barclays Bank PLC located in the state of the office it licenses or to revoke or suspend such licence. Such circumstances generally include violations of law, unsafe business practices and insolvency.

Barclays PLC and Barclays Bank PLC are bank holding companies registered with the FRB, which exercises umbrella supervisory authority over Barclays US operations. Barclays is required to implement by July 2016 a US intermediate holding company (IHC) which will hold substantially all of Barclays’ US subsidiaries and assets (including Barclays Capital Inc. and Barclays Bank Delaware, other than Barclays’ US branches and certain other assets and subsidiaries). This IHC will also be a US bank holding company and generally regulated as such under the BHC Act. As part of this supervision, the IHC will also generally be subject to the enhanced prudential supervision requirements under the DFA as US bank holding companies of similar size, including US Basel III-based regulatory capital and leverage, liquidity stress-testing and risk management requirements. Barclays PLC and Barclays Bank PLC have each elected to be treated as a financial holding company under the BHC Act. Financial holding companies may generally engage in a broader range of financial and related activities, including underwriting and dealing in all types of securities, than are permitted to registered bank holding companies that do not maintain financial holding company status. Financial holding companies such as Barclays PLC and Barclays Bank PLC are required to meet or exceed certain capital ratios and be deemed to be ‘well managed’. Barclays Bank Delaware and Barclays Wealth Trustees (US) NA are each required to meet certain capital requirements and be deemed to be ‘well managed’. In addition, Barclays Bank Delaware must have at least a ‘satisfactory’ rating under the Community Reinvestment Act of 1977 (CRA). Entities ceasing to meet any of these requirements, are allotted a period of time in which to restore capital levels or the management or CRA rating. Should Barclays PLC or Barclays Bank PLC fail to meet the above requirements, during the allotted period of time they could be prohibited from engaging in new types of financial activities or making certain types of acquisitions in the US. If the capital level or rating is not restored, the Group may ultimately be required by the FRB to cease certain activities in the United States. More generally, Barclays’ US activities and operations may be subject to other requirements and restrictions by the FRB under its supervisory authority, including with respect to safety and soundness.

Under the Federal Deposit Insurance Act, as amended by the DFA, Barclays is required to act as a source of financial strength for Barclays Bank Delaware. This could, among other things, require Barclays to inject capital into Barclays Bank Delaware if it fails to meet applicable regulatory capital requirements.

A major focus of US government policy relating to financial institutions in recent years has been combating money laundering and terrorist financing and enforcing compliance with US economic sanctions. Regulations applicable to US operations of Barclays Bank PLC and its subsidiaries impose obligations to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to ensure compliance with US economic sanctions against designated foreign countries, nationals and others. Failure of a financial institution to maintain and implement adequate programmes to combat money laundering and terrorist financing or to ensure economic sanction compliance could have serious legal and reputational consequences for the institution.

Barclays’ US securities broker/dealer, investment advisory and investment banking operations are also subject to ongoing supervision and regulation by the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) and other government agencies and self-regulatory organisations (SROs) as part of a comprehensive scheme of regulation of all aspects of the securities and commodities business under the US federal and state securities laws. Similarly, Barclays US commodity futures and options-related operations are subject to ongoing supervision and regulation by the Commodity Futures Trading Commission (CFTC), the National Futures Association and other SROs.

The credit card activities of the Group in the US are subject to the Credit Card Accountability, Responsibility and Disclosure Act of 2009 which prohibits certain pricing and marketing practices for consumer credit card accounts.

The DFA became law in July 2010. Although many of the DFA rules have been adopted and implemented, a number of rules have not yet been adopted, or have been adopted but not fully implemented. In addition, the rules that have been adopted and implemented have, for the most part, only recently become effective and their impact, in many cases, cannot yet be fully evaluated. Therefore, the full scale of the DFA’s impact on the Group continues to remain unclear. In addition, market practices and structures may change in response to the requirements of the DFA in ways that are difficult to predict but that could impact Barclays business. Nonetheless, certain provisions of the DFA are particularly likely to have a significant effect on the Group, including:

¡	Structural Reform: On 18 February 2014, the FRB issued a final rule implementing certain enhanced prudential standards of Section 165 of the DFA for certain foreign banking organisations, such as Barclays.

The rule’s specific requirements depend on the amount of assets of the foreign banking organisation both inside and outside the United States, with the most stringent requirements imposed on foreign banking organizations with over $50bn in US non-branch assets. Barclays is subject to the most stringent requirements of the rule, including the requirement to create a US intermediate holding company (IHC) structure to hold its US banking and non-banking subsidiaries. The IHC will be subject to supervision and regulation by the FRB as if it were a US bank holding company of comparable size. Barclays Bank PLC’s US branches will be subject to certain separate requirements, including with respect to liquidity.

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The consolidated IHC will be subject to a number of additional supervisory and prudential requirements, including: (i) FRB regulatory capital requirements and leverage limits; (ii) mandatory stress testing of capital levels by the FRB, and submission of a capital plan to the FRB; (iii) supervisory approval of, and limitations on, capital distributions by the IHC to Barclays Bank PLC; (iv) additional substantive liquidity requirements, including requirements to conduct monthly internal liquidity stress tests for the IHC (and also, separately, for Barclays Bank PLC’s US branch network), and to maintain a 30-day buffer of highly liquid assets; (v) other liquidity risk management requirements, including compliance with liquidity risk management standards established by the FRB, and maintenance of an independent function to review and evaluate regularly the adequacy and effectiveness of the liquidity risk management practices of Barclays’ combined US operations; and (vi) overall risk management requirements, including a US risk committee and a US chief risk officer.

¡	Restrictions on proprietary trading and fund-related activities: In December 2013, the relevant US regulatory agencies, including the FRB, the FDIC, the SEC, and the CFTC, finalised the rule implementing the requirements of Section 619 of the DFA – the so-called ‘Volcker Rule’. The Volcker Rule, once fully effective, will prohibit banking entities, including Barclays PLC, Barclays Bank PLC and their various subsidiaries and affiliates from undertaking certain ‘proprietary trading’ activities (but will allow activities such as underwriting, market making and risk-mitigation hedging) and will limit the sponsorship of, and investment in, private equity funds (including non-conforming real estate and credit funds) and hedge funds, in each case broadly defined, by such entities. These restrictions are subject to certain exceptions and exemptions, including those listed above as well as exemptions applicable to transactions and investments occurring solely outside of the United States. The rule will also require Barclays to develop an extensive compliance and monitoring programme (both inside and outside of the United States), subject to various executive officer attestation requirements, addressing proprietary trading and covered fund activities, and it is therefore expected that compliance costs will increase. The final rule is highly complex and its full impact will not be known with certainty until market practices and structures develop under it. Subject entities are generally required to be in compliance with the prohibition on proprietary trading and the requirement to develop an extensive compliance program by July 2015 (with certain provisions subject to possible extensions). More specifically, in December 2014, the FRB extended the compliance period through July 2016 for investments in and relationships with covered funds that were in place prior to 31 December 2013, and indicated that it intends to further extend the compliance period through July 2017.

¡	Resolution plans: The DFA requires bank holding companies with total consolidated assets of $50bn or more to submit to the FRB and the FDIC, and regularly update, a plan for a ‘rapid and orderly’ resolution to be used if the bank holding company or any of its material subsidiaries experiences material financial distress or failure. Non-US banking organisations that are treated as bank holding companies under US law, such as Barclays, are required to submit such plans with respect to their US operations if they have more than $50bn in US non-bank assets. As required, Barclays submitted its most recent annual US resolution plan to the US regulators on 1 July 2014.
¡	Regulation of derivatives markets: Among the changes mandated by the DFA is a requirement that many types of derivatives that used to be traded in the over-the counter markets be traded on an exchange or swap execution facility and centrally cleared through a regulated clearing house. In addition, many participants in these markets are required to register with the CFTC as ‘swap dealers’ or ‘major swap participants’ and/or with the SEC as ‘security-based swap dealers’ or ‘major security-based swap participants’ and be subject to CFTC and SEC regulation and oversight. Barclays Bank PLC has registered as a swap dealer. Entities required to register are subject to business conduct, record-keeping and reporting requirements and will be subject to capital and margin requirements. In addition, the CFTC, pursuant to the DFA, has proposed rules on position limits on derivatives on physical commodities. Once adopted and implemented, these rules will limit the size of positions that can be held by an entity, or a group of entities under common ownership or control, in futures and over-the-counter derivatives, subject to certain exemptions. These rules could restrict trading activity, reducing trading opportunities and market liquidity, and potentially increasing the cost of hedging transactions and the volatility of the relevant markets. It is also possible that registration, execution, clearing and compliance requirements as well as other additional regulations (certain of which still are not final), and the related expenses and requirements, will increase the cost of and restrict participation in the derivative markets, thereby increasing the costs of engaging in hedging or other transactions and reducing liquidity and the use of the derivative markets. Barclays Bank PLC and its subsidiaries and affiliates may be exposed to these effects whether or not these subsidiaries are required to register in the capacities described. The new regulation of the derivative markets could adversely affect the business of Barclays Bank PLC and its affiliates in these markets and could make it more difficult and expensive to conduct hedging and trading activities.

¡	Risk retention requirements for securitisations: The US federal banking agencies were required by the DFA to develop rules whereby, subject to certain exceptions, any sponsor of an asset-backed security (ABS) transaction must retain, generally, not less than five percent of the credit risk of any asset that the sponsor, through the issuance of ABS, transfers, sells or conveys to a third party. The rule was adopted in October 2014, and becomes effective one year after publication in the federal register for residential mortgage-backed securitisations and two years after publication for all other securitisation types. It is largely in line with expectations, but will have some impact on the participation by the Group’s US operations in such transactions.

¡	Consumer Financial Protection Bureau (CFPB): The CFPB’s mission is to protect consumers of financial products including credit card and deposit customers. The CFPB has the authority to examine and take enforcement action against any US bank with over $10bn in total assets, such as Barclays Bank Delaware, with respect to its compliance with Federal laws and regulations regarding the provision of consumer financial services, and with respect to ‘unfair, deceptive or abusive acts and practices.’ The CFPB has initiated several high-profile public actions against financial companies, including major credit card issuers. Settlements of those actions have included monetary penalties, customer remediation requirements, and commitments to modify business practices.

¡	Liquidity Coverage Ratio in the US: During 2014, the US Federal bank regulatory agencies, including the FRB, issued final rules implementing the U.S. Liquidity Coverage Ratio that are generally consistent with the Basel Committee’s framework, but with certain modifications, which include accelerated transitional provisions and more stringent requirements related to both the range of assets that qualify as high-quality liquid assets, and expected cash outflow assumptions for certain types of funding. While the US Liquidity Coverage Ratio does not currently apply to Barclays or the IHC, the FRB has indicated it is considering applying the US Liquidity Coverage Ratio to the IHC in the future.

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Financial review Contents

A review of the performance of Barclays, including the key performance indicators, and our businesses’ contribution to the overall performance of the Group.

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Financial review Key Performance Indicators

2016 Transform targets

On 8 May 2014, Barclays announced revised Transform targets based on the results of an updated strategic review. There are six primary 2016 targets as outlined below. Three of these targets relate to performance of the Group with regards to capital, leverage and dividends; two relate to the Core business, focusing on sustainable returns and cost management; while the final target is specific to minimising the Non-Core dilution on the Group’s return on equity (RoE). These measures formed the basis of the Key Performance Indicators (KPIs) in 2014 and are used by management in order to assess financial performance. In addition, the Group adjusted RoE and CRD IV fully loaded CET1 ratio are included as the Group Balanced Scorecard measures.

Group Transform targets

Definition	Why it is important and how the Group performed

CRD IV fully loaded Common Equity Tier 1 (CET1) ratio

Capital requirements are part of the regulatory framework governing how banks and depository institutions are supervised. Capital ratios express a bank’s capital as a percentage of its RWAs as defined by the PRA.

In the context of CRD IV, the fully loaded CET1 ratio is a measure of capital that is predominantly common equity as defined by the Capital Requirements Regulation.

The Group’s capital management objective is to maximise shareholders’ value by prudently optimising the level, mix and distribution to businesses of its capital resources while maintaining sufficient capital resources to: ensure the Group is well capitalised relative to its minimum regulatory capital requirements set by the PRA and other regulatory authorities; meet the Group’s risk appetite; and support the Group’s credit rating.

The Group’s CRD IV fully loaded CET1 ratio increased to 10.3% (2013: 9.1%) mainly driven by a £40.6bn reduction in RWAs to £402bn, demonstrating good progress on the Non-Core run-down, and capital growth to £41.5bn (2013: £40.4bn). Including the sale of the Spanish business, completed on 2 January 2015, the fully loaded CRD IV CET1 ratio would have increased to 10.5% as at 31 December 2014.

Transform target:

>11.0% CRD IV CET1 ratio on a fully loaded basis in 2016.

2014: 10.3% 2013: 9.1% 2016 Target: > 11.0%

BCBS 270 fully loaded leverage ratio

From 30 June 2014, Barclays adopted the January 2014 BCBS 270 rules for leverage exposure as the primary measure to manage leverage exposure for the Group, and ultimately derive the related leverage ratio for the Group. These rules supersede the previously recognised PRA leverage basis, with the PRA also adopting the BCBS based metric as the primary measure.

The ratio is calculated as fully loaded Tier 1 Capital divided by BCBS 270 fully loaded leverage exposure.

The leverage ratio is non-risk based and is intended to act as a supplementary measure to the risk-based capital metrics such as the CET1 ratio.

The BCBS 270 leverage ratio increased to 3.7% (30 June 2014: 3.4%), reflecting a reduction in the BCBS 270 leverage exposure of £120bn to £1,233bn and an increase in Tier 1 Capital to £46.0bn (30 June 2014: £45.4bn). Tier 1 Capital includes £4.6bn of Additional Tier 1 (AT1) securities.

Transform target:

BCBS 270 leverage ratio > 4.0% by 2016.

2014: 3.7% 2016 Target: > 4.0%

Dividend payout ratio

It is the Group’s policy to declare and pay dividends on a quarterly basis. In a normal year, there will be three equal payments in June, September and December, and a final variable payment in March.

The dividend payout ratio is the percentage of earnings paid to shareholders in dividends and is calculated as a proportion of dividends paid relative to adjusted earnings per share as determined by the Board.

The ability to pay dividends to shareholders demonstrates the financial strength of the Group.

2014 dividend per share of 6.5p (2013: 6.5p) resulted in a dividend payout ratio of 37.6% (2013: 42.5%).

Transform target:

40%-50% dividend payout ratio over time. We expect to target a 40% payout ratio in the short term as we focus on capital accretion.

Adjusted dividend per share 2014: 6.5p 2013: 6.5p 2012: 6.5p Adjusted dividend payout ratio 2014: 38% 2013: 42% 2012: 18% 2016 Target: 40%-50%

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Core and Non-Core Transform targets

Definition	Why it is important and how the Group performed

Return on average shareholders’ equity (RoE)

RoE is calculated as profit for the year attributable to ordinary equity holders of the parent, divided by average shareholders’ equity for the year excluding non-controlling and other equity interests. Shareholders’ equity is made up of share capital, retained earnings and other reserves.

Adjusted RoE excludes post tax adjusting items for movements in own credit, gains on US Lehman acquisition assets, the gain on disposal of the investment in BlackRock, Inc., provisions for PPI and interest rate hedging redress, goodwill impairment, provision for ongoing investigations and litigation relating to Foreign Exchange, the loss on announced sale of the Spanish business and the Education, Social Housing and Local Authority (ESHLA) valuation revision. Average shareholders’ equity for adjusted RoE excludes the impact of own credit on retained earnings.

This measure indicates the return generated by the management of the business based on shareholders’ equity. Achieving a target RoE demonstrates the organisation’s ability to execute its strategy and align management’s interests with shareholders’. RoE lies at the heart of the Group’s capital allocation and performance management process.

Adjusted RoE for the Group increased to 5.1% (2013: 4.1%). RoE for the Core business decreased to 9.2% (2013: 11.3%), while the RoE dilution on the Group’s returns in the Non-Core business decreased to 4.1% (2013: 7.2%).

RoE for the Core business excluding costs to achieve Transform was 10.9% (2013: 12.7%).

Transform target: deliver a return on equity for the Core business of > 12% by 2016, while reducing the Non-Core dilution on the Group’s RoE to < 3%.

Core 2014: 9.2% 2013: 11.3% 2012: 10.1% 2016 Core Target: >12% Non-Core dilution 2014: 4.1% 2013: 7.2% 2012: 1.1% 2016 Non-Core dilution Target: < 3% Group adjusted 2014: 5.1% 2013: 4.1% 2012: 9.0%

Operating expenses excluding costs to achieve Transform

Defined as adjusted total operating expenses excluding costs to achieve Transform.

Adjusted operating expenses exclude provisions for PPI and interest rate hedging redress, provision for ongoing investigations and litigation relating to Foreign Exchange and goodwill impairment.

Barclays views operating expenses as a key strategic battleground for banks over the next decade. Those who actively manage costs and control them effectively will gain a strong competitive advantage.

Adjusted operating expenses excluding costs to achieve Transform of £1,165m (2013: £1,209m) decreased 10% to £16,904m. Operating expenses in the Core business excluding costs to achieve Transform of £953m (2013: £671m) decreased 8% to £15,105m.

Transform target: Core operating expenses excluding costs to achieve Transform of < £14.5bn in 2016.

Core 2014: £15,105m 2013: £16,377m 2012: £16,472m 2016 Core Target: <£14,500m Group adjusted 2014: £16,904m 2013: £18,684m 2012: £18,562m

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Financial review Consolidated summary income statement

For the year ended 31 December	2014 £m	2013[a] £m	2012 £m	2011 £m	2010 £m
Continuing operations
Net interest income	12,080	11,600	11,654	12,201	12,523
Non-interest income net of claims and benefits on insurance contracts	13,648	16,296	17,707	16,312	18,526
Adjusted total income net of insurance claims	25,728	27,896	29,361	28,513	31,049
Own credit gain/(charge)	34	(220)	(4,579)	2,708	391
Gain on US Lehman acquisition assets[a]	461	259	–	–	–
ESHLA valuation revision	(935)	–	–	–	–
Gain/(loss) on disposal of BlackRock, Inc. investment	–	–	227	(58)	–
Gains on debt buy-backs	–	–	–	1,130	–
Statutory total income net of insurance claims	25,288	27,935	25,009	32,292	31,440

Adjusted credit impairment charges and other provisions	(2,168)	(3,071)	(3,340)	(3,802)	(5,672)
Impairment of BlackRock, Inc. investment	–	–	–	(1,800)	–
Statutory credit impairment charges and other provisions	(2,168)	(3,071)	(3,340)	(5,602)	(5,672)

Adjusted operating expenses	(18,069)	(19,893)	(18,562)	(19,289)	(19,794)
Provisions for PPI and interest rate hedging redress	(1,110)	(2,000)	(2,450)	(1,000)	–
Provision for ongoing investigations and litigation relating to Foreign Exchange	(1,250)	–	–	–	–
Goodwill impairment	–	(79)	–	(597)	(243)
Statutory operating expenses	(20,429)	(21,972)	(21,012)	(20,886)	(20,037)

Adjusted other net income/(expense)	11	(24)	140	60	58
Loss on announced sale of the Spanish business	(446)	–	–	–	–
(Losses)/gains on acquisitions and disposals	–	–	–	(94)	210
Statutory other net (expense)/income	(435)	(24)	140	(34)	268

Statutory profit before tax	2,256	2,868	797	5,770	5,999
Statutory taxation	(1,411)	(1,571)	(616)	(1,902)	(1,500)
Statutory profit after tax	845	1,297	181	3,868	4,499
Statutory profit/(loss) attributable to equity holders of the parent	(174)	540	(624)	2,924	3,514
Statutory profit attributable to non-controlling interests	769	757	805	944	985
Statutory profit attributable to other equity interests	250	–	–	–	–
	845	1,297	181	3,868	4,499

Selected statutory financial statistics
Basic earnings/(loss) per share	(0.7p )	3.8p	(4.8p )	22.9p	28.1p
Diluted earnings/(loss) per share	(0.7p )	3.7p	(4.8p )	21.9p	26.5p
Dividends per ordinary share	6.5p	6.5p	6.5p	6.0p	5.5p
Return on average tangible shareholders’ equity	(0.3% )	1.2%	(1.4% )	7.1%	9.0%
Return on average shareholders’ equity	(0.2% )	1.0%	(1.2% )	5.9%	7.4%

Adjusted profit before tax	5,502	4,908	7,599	5,482	5,641
Adjusted taxation	(1,704)	(1,963)	(2,159)	(1,299)	(1,370)
Adjusted profit after tax	3,798	2,945	5,440	4,183	4,271
Adjusted profit attributable to equity holders of the parent	2,779	2,188	4,635	3,239	3,286
Adjusted profit attributable to non-controlling interests	769	757	805	944	985
Adjusted profit attributable to other equity interests	250	–	–	–	–
	3,798	2,945	5,440	4,183	4,271

Selected adjusted financial statistics
Basic earnings per share	17.3p	15.3p	35.5p	25.3p	26.3p
Dividend payout ratio	38%	42%	18%	24%	21%
Return on average tangible shareholders’ equity	5.9%	4.8%	10.6%	8.1%	8.5%
Return on average shareholders’ equity	5.1%	4.1%	9.0%	6.7%	6.9%

The financial information above is extracted from the published accounts. This information should be read together with the information included in the accompanying consolidated financial statements.

Note

a	2013 adjusted income and profit before tax have been restated to exclude the Q213 £259m gain relating to assets not yet received from the US Lehman acquisition to aid comparability given its material nature in the current year.

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Financial review Income statement commentary

2014 compared to 2013

Statutory profit before tax decreased to £2,256m (2013: £2,868m), adjusted profit before tax increased 12% to £5,502m.

Statutory total income net of insurance claims decreased 9% to £25,288m including adjusting items for an own credit gain of £34m (2013: loss of £220m), a £461m (2013: £259m) gain on the US Lehman acquisition assets and a valuation revision of £935m (2013: £nil) relating to changes in discount rates applied in the valuation methodology of the ESHLA loan portfolio held at fair value.

Adjusted total income net of insurance claims decreased 8% to £25,728m, reflecting a 54% reduction in BNC following assets and securities run-down, and business disposals, a 12% reduction in the Investment Bank, driven by a decrease in the Markets business, particularly Macro, and a 9% reduction in Africa Banking, due to adverse currency movements, partially offset by growth in Barclaycard and PCB.

Net interest income increased 4% to £12,080m, with higher net interest income in PCB, the Investment Bank and Barclaycard, partially offset by reductions in Africa Banking, Head Office and BNC. Net interest income for PCB, Barclaycard and Africa Banking increased 4% to £11,435m driven by strong savings income growth in PCB, and volume growth in Barclaycard, partially offset by a reduction in Africa Banking due to currency movements. This resulted in a net interest margin of 4.08% (2013: 4.02%).

Credit impairment charges improved 29% to £2,168m, with a loan loss rate of 46bps (2013: 64bps). This reflected the non-recurrence of impairments on single name exposures, impairment releases on the wholesale portfolio, and improved performance in Europe within BNC. Within the Core business there were lower impairments in PCB due to the improving UK economic environment, particularly impacting Corporate Banking which benefitted from one-off releases and lower defaults from large UK corporate clients, and reduced impairments in the Africa Banking South Africa mortgages portfolio.

As a result, statutory net operating income for the Group decreased 7% to £23,120m. Net adjusted operating income excluding movements in own credit, the gains on US Lehman acquisition assets and the ESHLA valuation revision decreased 5% to £23,560m.

Statutory operating expenses reduced 7% to £20,429m. This includes adjusting items for an additional PPI redress provision of £1,270m, resulting in a full year net charge of £1,110m (2013: £2,000m) in relation to PPI and interest rate hedging redress, £1,250m (2013: £nil) provision for ongoing investigations and litigation relating to Foreign Exchange and goodwill impairment of £nil (2013: £79m). Adjusted operating expenses decreased 9% to £18,069m, driven by savings from Transform programmes, including a 5% reduction in headcount and currency movements. Total compensation costs decreased 8% to £8,891m, with the Investment Bank reducing 9% to £3,620m, reflecting reduced headcount, and lower deferred and current year bonus charges. Costs to achieve Transform were £1,165m (2013: £1,209m) and the UK bank levy was £462m (2013: £504m).

The statutory cost: income ratio increased to 81% (2013: 79%). The adjusted cost: income ratio excluding movements in own credit, the gains on US Lehman acquisition assets, provisions for PPI and interest rate hedging redress, the provision for ongoing investigations and litigation relating to Foreign Exchange, the ESHLA valuation revision and goodwill impairment decreased to 70% (2013: 71%).

Statutory other net expense increased to £435m (2013: £24m) including an adjusting item for a loss on the announced sale of the Spanish business of £446m, which completed on 2 January 2015. In addition, accumulated currency translation reserve losses of approximately £100m will be recognised on completion in Q115.

The tax charge was £1,411m (2013: £1,571m) on statutory profit before tax of £2,256m (2013: £2,868m), representing an effective tax rate of 62.5% (2013: 54.8%). The effective tax rate on adjusted profit before tax decreased to 31.0% (2013: 40.0%). 2013 included a charge of £440m relating to the write-down of deferred tax assets in Spain.

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Financial review Income statement commentary

2013 compared to 2012

Statutory profit before tax increased to £2,868m (2012: £797m) and adjusted profit before tax decreased 35% to £4,908m.

Statutory total income net of insurance claims increased 12% to £27,935m including adjusting items for an own credit loss of £220m (2012: £4,579m), £259m (2012: £nil) gain on US Lehman acquisition assets and a gain on disposal of investment in Blackrock, Inc. of £nil (2012: £227m). Adjusted total income net of insurance claims decreased 5% to £27,896m reflecting a 29% reduction in BNC, a 6% reduction in the Investment Bank, driven by a decrease in the Markets business, particularly Macro, and a 6% reduction in Africa Banking, due to currency movements partially offset by growth in Barclaycard and PCB.

Net interest income was broadly stable at £11,600m (2012: £11,654m), with lower net interest income in BNC, Head Office and Africa Banking offset by increases in Barclaycard, the Investment Bank and PCB. Net interest income for PCB, Barclaycard and Africa Banking increased 3% to £10,967m driven by growth in customer assets, partially offset by contributions from Group structural hedging activities.

Credit impairment charges improved 8% to £3,071m, with a loan loss rate of 64bps (2012: 70bps). This reflected lower impairments in the wholesale businesses and improved arrears rates in Africa Banking, particularly on South Africa home loans. This, however, was partially offset by the non-recurrence of impairment releases in 2012 in PCB and Barclaycard, and the Edcon acquisition in Africa Banking.

As a result, statutory net operating income for the Group after impairment charges increased 15% to £24,864m. Adjusted net operating income excluding movements in own credit, the gain on US Lehman acquisition assets and the gain on disposal of investment in Blackrock Inc. decreased 5% to £24,825m.

Statutory operating expenses increased 5% to £21,972m including adjusting items for an additional PPI and interest rate hedging provision of £2,000m (2012: £2,450m) based on an updated best estimate of future redress and associated costs and goodwill impairment of £79m (2012: £nil). Adjusted operating expenses increased 7% to £19,893m, reflecting £1,209m (2012: £nil) of costs to achieve Transform, £220m provisions for litigation and regulatory penalties in Q413 in the Investment Bank, mainly relating to the US residential mortgage-related business and UK bank levy of £504m (2012: £345m).

The statutory cost: income ratio decreased to 79% (2012: 84%). The adjusted cost: income ratio excluding movements in own credit, the gain on US Lehman acquisition assets, the gain on disposal of investment in Blackrock Inc., provisions for PPI and interest rate hedging products redress, and goodwill impairment increased to 71% (2012: 63%).

The tax charge was £1,571m (2012: £616m) on statutory profit before tax of £2,868m (2012: £797m), representing a statutory effective tax rate of 54.8% (2012: 77.3%). The effective tax rate on adjusted profit before tax increased to 40.0% (2012: 28.4%), mainly due to a charge of £440m reflecting the write-down of deferred tax assets in Spain. The adjusted effective tax rate excluding the write-down was 31.0% (2012: 28.4%), which primarily reflected profits outside the UK taxed at local statutory tax rates that are higher than the UK statutory tax rates of 23.25% (2012: 24.5%) and the impact of the increase in the non-deductible UK bank levy to £504m (2012: £345m).

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Financial review Consolidated summary balance sheet

As at 31 December	2014 £m	2013 £m	2012 £m	2011 £m	2010 £m
Assets
Cash and balances at central banks	39,695	45,687	86,191	106,894	97,630
Items in the course of collection from other banks	1,210	1,282	1,473	1,812	1,384
Trading portfolio assets	114,717	133,069	146,352	152,183	168,867
Financial assets designated at fair value	38,300	38,968	46,629	36,949	41,485
Derivative financial instruments	439,909	350,300	485,140	559,010	446,330
Available for sale investments	86,066	91,756	75,109	68,491	65,110
Loans and advances to banks	42,111	39,422	41,799	48,576	38,875
Loans and advances to customers	427,767	434,237	430,601	437,355	433,918
Reverse repurchase agreements and other similar secured lending	131,753	186,779	176,522	153,665	205,772
Other assets	36,378	22,128	22,535	23,745	23,972
Total assets	1,357,906	1,343,628	1,512,351	1,588,680	1,523,343
Liabilities
Deposits from banks	58,390	55,615	77,345	90,905	77,907
Items in the course of collection due to other banks	1,177	1,359	1,587	969	1,321
Customer accounts	427,704	431,998	390,828	371,806	352,122
Trading portfolio liabilities	45,124	53,464	44,794	45,887	72,693
Financial liabilities designated at fair value	56,972	64,796	78,561	87,997	97,729
Derivative financial instruments	439,320	347,118	480,987	548,944	432,313
Debt securities in issue	86,099	86,693	119,525	129,736	156,623
Subordinated liabilities	21,153	21,695	24,018	24,870	28,499
Repurchase agreements and other similar secured borrowings	124,479	196,748	217,178	207,292	225,534
Other liabilities	31,530	20,193	17,542	16,315	18,362
Total liabilities	1,291,948	1,279,679	1,452,365	1,524,721	1,463,103
Equity
Called up share capital and share premium	20,809	19,887	12,477	12,380	12,339
Other equity instruments	4,322	2,063	–	–	–
Other reserves	2,724	249	3,674	3,837	1,754
Retained earnings	31,712	33,186	34,464	38,135	34,743
Total equity excluding non-controlling interests	59,567	55,385	50,615	54,352	48,836
Non-controlling interests	6,391	8,564	9,371	9,607	11,404
Total equity	65,958	63,949	59,986	63,959	60,240
Total liabilities and equity	1,357,906	1,343,628	1,512,351	1,588,680	1,523,343

Net tangible asset value per share	285p	283p	349p	381p	346p
Net asset value per ordinary share	335p	331p	414p	446p	401p
Number of ordinary shares of Barclays PLC (in millions)	16,498	16,113	12,243	12,199	12,182

Year-end United States dollar exchange rate	1.56	1.65	1.62	1.54	1.55
Year-end Euro exchange rate	1.28	1.20	1.23	1.19	1.16
Year-end South African rand exchange rate	18.03	17.37	13.74	12.52	10.26

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Financial review Balance sheet commentary

Total assets

Total assets increased £14bn to £1,358bn.

Cash and balances at central banks and items in the course of collection from other banks decreased £6bn to £41bn, as the cash contribution to the Group liquidity pool was reduced.

Trading portfolio assets decreased £18bn to £115bn due to a reduction in debt securities and other eligible bills driven by a decrease in trading activity in the Investment Bank and exiting of positions in BNC. This was partially offset by an increase in equity securities and traded loans.

Financial assets designated at fair value decreased £1bn to £38bn reflecting decreases in equity securities, partially offset by increases in loans and advances at fair value due to fair value movements, and increased debt securities related to acquisitions.

Derivative financial instrument assets increased £90bn to £440bn, consistent with the movement in derivative financial instrument liabilities, which increased £92bn to £439bn, driven by an increase in interest rate derivatives of £78bn, reflecting a reduction in the major forward interest rates, and an increase in foreign exchange derivatives of £14bn due to strengthening of USD against major currencies.

Available for sale investments decreased £6bn to £86bn primarily driven by exiting of positions in BNC and settlements in respect of US Lehman acquisition assets.

Total loans and advances decreased £4bn to £470bn due to £7bn growth in PCB and £5bn growth in Barclaycard, offset by the £13bn reclassification of loans to other assets relating to the Spanish business which is held for sale and a £4bn decrease in BNC driven by a run-off of assets in Europe retail.

Reverse repurchase agreements and other similar secured lending decreased £55bn to £132bn primarily driven by lower matched book trading due to balance sheet deleveraging.

Total liabilities

Total liabilities increased £12bn to £1,292bn.

Deposits from banks increased £3bn to £58bn primarily driven by an £8bn increase in cash collateral due to higher derivative mark to market, offset by a £5bn decrease as a result of the reclassification of the Spanish business to other liabilities.

Customer accounts decreased £4bn to £428bn as a result of the reclassification of £8bn in relation to the Spanish business to other liabilities and £9bn reduction in settlement balances. These decreases were partially offset by a £9bn increase in cash collateral balances due to higher derivative mark to market and £5bn growth within PCB and Barclaycard.

Trading portfolio liabilities decreased £8bn to £45bn primarily due to reductions in debt securities and other eligible bills following assets and securities run-down, and business disposals. Further reductions in US treasuries and Euro bond positions were driven by client demand. These reductions were partially offset by increased equity securities.

Financial liabilities designated at fair value decreased £8bn to £57bn primarily reflecting trade maturities, buybacks and unwinding of existing notes due to reduced funding requirements.

Derivative financial instrument liabilities increased £92bn to £439bn in line with the increase in derivative financial assets.

Debt securities in issue decreased £1bn to £86bn due to the non-renewal of commercial paper, partially offset by increased issuance of certificates of deposit.

Subordinated liabilities decreased £1bn to £21bn due to redemptions of fixed and floating rate subordinated notes, Reserve Capital Instruments and Tier One Notes, partially offset by the issuance of subordinated notes and fair value hedge movements.

Repurchase agreements and other similar secured borrowings decreased £72bn to £124bn primarily driven by lower matched book trading due to balance sheet deleveraging and from lower financing requirements as a result of a decrease in long positions.

Shareholders’ equity

Total shareholders’ equity increased £2.0bn to £66.0bn.

Share capital and share premium increased by £0.9bn to £20.8bn due to the issuance of shares under employee share schemes and the Barclays PLC scrip dividend programme. Other equity instruments increased by £2.3bn to £4.3bn due to issuance of equity accounted AT1 securities to investors in exchange for the cancellation of preference shares and subordinated debt instruments.

The available for sale reserve increased £0.4bn to £0.6bn driven by £5.3bn of gains from changes in the fair value on government bonds held in the liquidity pool, partially offset by £4.1bn of losses from related hedging, and £0.6bn of net gains transferred to net profit.

The cash flow hedging reserve increased £1.5bn to £1.8bn driven by £2.7bn of gains in the fair value of interest rate swaps held for hedging purposes as forward interest rates decreased, partially offset by £0.7bn of gains transferred to net profit and £0.4bn of tax.

The currency translation reserve increased £0.6bn to a debit balance of £0.6bn largely due to the strengthening of USD against GBP.

Non-controlling interests decreased £2.2bn to £6.4bn, primarily due to a movement in preference shares. £1.5bn of Barclays Bank plc preference shares were bought back and cancelled as part of the AT1 exchange exercise. An additional £0.7bn of preference shares were redeemed on their first call date.

Net tangible asset value per share increased to 285p (2013: 283p). This increase was mainly attributable to upward movements in the cash flow hedging reserve, available for sale reserve and currency translation reserve.

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Financial review Analysis of results by business All disclosures in this section are unaudited unless otherwise stated.

Segmental analysis (audited)

Analysis of adjusted results by business
	Personal and Corporate Banking £m	Barclaycard £m	Africa Banking £m	Investment Bank £m [b]	Head Office £m	Barclays Core £m	Barclays Non-Core £m	Group adjusted results £m
For the year ended 31 December 2014
Total income net of insurance claims	8,828	4,356	3,664	7,588	242	24,678	1,050	25,728
Credit impairment charges and other provisions	(482)	(1,183)	(349)	14	–	(2,000)	(168)	(2,168)
Net operating income	8,346	3,173	3,315	7,602	242	22,678	882	23,560
Operating expenses	(5,005)	(1,727)	(2,246)	(5,633)	(123)	(14,734)	(1,708)	(16,442)
UK bank levy	(70)	(29)	(45)	(218)	(9)	(371)	(91)	(462)
Costs to achieve Transform	(400)	(118)	(51)	(374)	(10)	(953)	(212)	(1,165)
Other income/(losses)[a]	14	40	11	–	(3)	62	(51)	11
Profit/(loss) before tax from continuing operations	2,885	1,339	984	1,377	97	6,682	(1,180)	5,502
Total assets (£bn)	285.0	41.3	55.5	455.7	49.1	886.5	471.5	1,357.9

For the year ended 31 December 2013
Total income net of insurance claims	8,723	4,103	4,039	8,596	142	25,603	2,293	27,896
Credit impairment charges and other provisions	(621)	(1,096)	(479)	22	3	(2,171)	(900)	(3,071)
Net operating income	8,102	3,007	3,560	8,618	145	23,432	1,393	24,825
Operating expenses	(5,460)	(1,786)	(2,451)	(6,172)	(113)	(15,982)	(2,198)	(18,180)
UK bank levy	(66)	(22)	(42)	(236)	(29)	(395)	(109)	(504)
Costs to achieve Transform	(384)	(49)	(26)	(190)	(22)	(671)	(538)	(1,209)
Other income/(losses)[a]	41	33	8	–	4	86	(110)	(24)
Profit/(loss) before tax from continuing operations	2,233	1,183	1,049	2,020	(15)	6,470	(1,562)	4,908
Total assets (£bn)	278.5	34.4	54.9	438.0	26.6	832.4	511.2	1,343.6

For the year ended 31 December 2012
Total income net of insurance claims	8,579	3,816	4,314	9,104	341	26,154	3,207	29,361
Credit impairment charges and other provisions	(626)	(1,000)	(695)	(50)	(7)	(2,378)	(962)	(3,340)
Net operating income	7,953	2,816	3,619	9,054	334	23,776	2,245	26,021
Operating expenses	(5,456)	(1,669)	(2,584)	(6,361)	(139)	(16,209)	(2,008)	(18,217)
UK bank levy	(49)	(15)	(34)	(139)	(26)	(263)	(82)	(345)
Other income[a]	7	29	18	–	21	75	65	140
Profit before tax from continuing operations	2,455	1,161	1,019	2,554	190	7,379	220	7,599
Total assets (£bn)	215.7	32.9	64.9	398.5	148.4	860.3	651.8	1,512.4

Notes

a	Other income/(losses) represents the share of post-tax results of associates and joint ventures, profit (or loss) on disposal of subsidiaries, associates and joint ventures, and gains on acquisitions.
b	2013 adjusted income and profit before tax have been restated to exclude the Q213 £259m gain relating to assets not yet received from the US Lehman acquisition to aid comparability given its material nature in the current year. December 2013 and December 2012 US Lehman acquisition assets and RWAs of £1.6bn and £1.9bn respectively have been restated for the reclassification of these assets from the Investment Bank to Head Office to more accurately reflect responsibility for the resolution of this matter.

barclays.com/annualreport	Barclays PLC Annual Report 2014 | 229

Financial review Analysis of results by business All disclosures in this section are unaudited unless otherwise stated.

Adjusted results reconciliation
		2014			2013			2012
For the year ended 31 December	Group adjusted results £m	Adjusting items £m	Group statutory results £m	Group adjusted results £m	Adjusting items £m	Group statutory results £m	Group adjusted results £m	Adjusting items £m	Group statutory results £m
Total income net of insurance claims	25,728	(440)	25,288	27,896	39	27,935	29,361	(4,352)	25,009
Credit impairment charges and other provisions	(2,168)	–	(2,168)	(3,071)	–	(3,071)	(3,340)	–	(3,340)
Net operating income	23,560	(440)	23,120	24,825	39	24,864	26,021	(4,352)	21,669
Operating expenses	(16,442)	(2,360)	(18,802)	(18,180)	(2,079)	(20,259)	(18,217)	(2,450)	(20,667)
UK bank levy	(462)	–	(462)	(504)	–	(504)	(345)	–	(345)
Costs to achieve Transform	(1,165)	–	(1,165)	(1,209)	–	(1,209)	–	–	–
Other income/(losses)[a]	11	(446)	(435)	(24)	–	(24)	140	–	140
Profit/(loss) before tax from continuing operations	5,502	(3,246)	2,256	4,908	(2,040)	2,868	7,599	(6,802)	797

Adjusted profit reconciliation
For the year ended 31 December							2014 £m	2013 £m	2012 £m
Adjusted profit before tax							5,502	4,908	7,599
Own credit							34	(220)	(4,579)
Gain on disposal of BlackRock, Inc. investment							–	–	227
Goodwill impairment							–	(79)	–
Provisions for PPI and interest rate hedging redress							(1,110)	(2,000)	(2,450)
Gains on US Lehman acquisition assets							461	259	–
Provision for ongoing investigations and litigation relating to Foreign Exchange							(1,250)	–	–
Loss on announced sale of the Spanish business							(446)	–	–
ESHLA valuation revision							(935)	–	–
Statutory profit before tax							2,256	2,868	797

Income by geographic region (audited)
				Adjusted[b,c]			Statutory
				2014 £m	2013 £m	2012 £m	2014 £m	2013 £m	2012 £m
Continuing operations
UKb				12,357	11,681	12,040	11,456	11,461	7,461
Europe				2,896	4,019	4,457	2,896	4,019	4,457
Americas[c]				5,547	6,775	7,327	6,008	7,034	7,554
Africa and Middle East				4,152	4,137	4,472	4,152	4,137	4,472
Asia				776	1,284	1,065	776	1,284	1,065
Total				25,728	27,896	29,361	25,288	27,935	25,009

Statutory income from individual countries which represent more than 5% of total income (audited)[d]
							2014 £m	2013 £m	2012 £m
Continuing operations
UK							11,456	11,461	7,461
US							5,866	6,760	7,333
South Africa							2,915	2,884	3,700

Notes

a	Other income/(losses) represents the share of post-tax results of associates and joint ventures, profit (or loss) on disposal of subsidiaries, associates and joint ventures, and gains on acquisitions.
b	UK adjusted income excludes the impact of an own credit gain of £34m (2013: £220m loss; 2012: £4,579m loss) and ESHLA valuation revision of £935m (2013: £nil; 2012: £nil).
c	Americas adjusted income excludes the gains on US Lehman acquisition assets of £461m (2013: £259m; 2012: £nil) and gain on disposal of the investment in BlackRock, Inc. of £nil (2013: £nil; 2012: £227m gain).
d	Total income net of insurance claims based on counterparty location. Income from each single external customer does not amount to 10% or greater of the Group’s total income net of insurance claims.

230 | Barclays PLC Annual Report 2014	barclays.com/annualreport

Barclays Core

The Group’s activities have been resegmented into Core and Non-Core business units as part of the Group strategy update announced in May 2014. The Core business is the future of Barclays and consists of the following five business areas.

¡	Personal and Corporate Banking (PCB) comprises personal banking, mortgages, wealth & investment management, and corporate banking. Through these businesses we serve the needs of our customers and clients in the UK and in selected international markets. Managing these businesses together helps to drive product and customer segment capabilities as well as cost synergies through platform integration and leveraging expertise, particularly within digital channels.

¡	Barclaycard is an international payments services provider for consumer and business customers including credit cards and consumer lending.

¡	The Africa Banking business is managed under three primary businesses: Retail and Business Banking (RBB); Wealth, Investment Management and Insurance (WIMI); Corporate and Investment Banking (CIB) as well as an Africa Head Office function.

¡	The Investment Bank now consists of origination-led and returns-focused markets and banking businesses.

¡	Head Office comprises head office and central support functions, businesses in transition and consolidation adjustments.

	2014 £m	2013 £m	2012 £m
Income statement information
Total income net of insurance claims	24,678	25,603	26,154
Credit impairment charges and other provisions	(2,000)	(2,171)	(2,378)
Net operating income	22,678	23,432	23,776
Operating expenses	(14,734)	(15,982)	(16,209)
UK bank levy	(371)	(395)	(263)
Costs to achieve Transform	(953)	(671)	–
Total operating expenses	(16,058)	(17,048)	(16,472)
Other net income	62	86	75
Profit before tax	6,682	6,470	7,379
Attributable profit	3,864	4,078	4,120

Balance sheet information
Risk weighted assets[a]	£326.6bn	£332.6bn	n/a
Average allocated tangible equity[b]	£34.6bn	£28.4bn	£33.2bn
Average allocated equity[b]	£42.3bn	£36.0bn	£40.8bn

Key facts
Number of employees (full time equivalent)	123,400	129,700	127,700

Performance measures
Return on average tangible equity[b]	11.3%	14.4%	12.4%
Return on average equity[b]	9.2%	11.3%	10.1%
Cost: income ratio	65%	67%	63%
Loan loss rate (bps)	49	55	63

Notes

a	RWAs are on a CRD IV fully loaded basis. CRD IV rules came into effect in 2013; therefore no 2012 comparatives are available.
b	2012 returns calculated using average allocated equity based on CRD III RWAs and capital deductions.

barclays.com/annualreport	Barclays PLC Annual Report 2014 | 231

Financial review Analysis of results by business

Personal and Corporate Banking

£8,828m total income

£2,885m profit before tax

2014 compared to 2013

Profit before tax increased 29% to £2,885m driven by 3% growth in Personal income, lower impairment due to the improving economic environment in the UK, and the continued reduction in operating expenses due to progress on the Transform strategy. This resulted in a 2.2% increase in return on average equity to 11.9%. In Personal, income increased £119m alongside significant cost reductions, with the net closure of 72 branches as part of ongoing branch network optimisation, as well as investment in the customer experience across multiple channels. Corporate increased both loans and deposits, and Wealth undertook a substantial reorganisation to reduce the number of target markets while simplifying operations.

Total income increased 1% to £8,828m. Personal income increased 3% to £4,159m due to balance growth and improved savings margins, partially offset by lower fee income. Corporate income was broadly in line at £3,592m (2013: £3,620m), with balance growth in both lending and deposits, offset by margin compression. Wealth income was broadly in line at £1,077m (2013: £1,063m) driven by growth in the UK business, offset by client and market exits as part of the reorganisations in the US and EU businesses, and lower fee income.

Net interest income increased 7% to £6,298m driven by lending and deposit growth and margin improvement. Net interest margin improved 9bps to 3.00% primarily due to the launch of a revised overdraft proposition, which recognises the majority of overdraft income as net interest income as opposed to fee income, and higher savings margins within Personal and Wealth. These factors were partially offset by lower Corporate deposit margins.

	2014 £m	2013 £m	2012 £m
Income statement information
Net interest income	6,298	5,893	5,730
Net fee and commission income	2,443	2,723	2,777
Other income	87	107	72
Total income	8,828	8,723	8,579
Credit impairment charges and other provisions	(482)	(621)	(626)
Net operating income	8,346	8,102	7,953
Operating expenses	(5,005)	(5,460)	(5,456)
UK bank levy	(70)	(66)	(49)
Costs to achieve Transform	(400)	(384)	–
Total operating expenses	(5,475)	(5,910)	(5,505)
Other net income	14	41	7
Profit before tax	2,885	2,233	2,455
Attributable profit	2,058	1,681	1,703

Balance sheet information
Loans and advances to customers at amortised cost	£217.0bn	£212.2bn	£203.8bn
Total assets	£285.0bn	£278.5bn	£215.7bn
Customer deposits	£299.2bn	£295.9bn	£256.4bn
Risk weighted assets[a]	£120.2bn	£118.3bn	n/a
Average allocated tangible equity[b]	£13.1bn	£13.2bn	£11.4bn
Average allocated equity[b]	£17.5bn	£17.3bn	£15.4bn

Notes

a	RWAs are on a CRD IV fully loaded basis. CRD IV rules came into effect in 2013; therefore no 2012 comparatives are available.
b	2012 returns calculated using average allocated equity based on CRD III RWAs and capital deductions.

232 | Barclays PLC Annual Report 2014	barclays.com/annualreport

Net fee and commission income reduced 10% to £2,443m due to the launch of the revised overdraft proposition and lower transactional income in Wealth.

Credit impairment charges improved 22% to £482m and the loan loss rate reduced 7bps to 21bps due to the improving economic environment in the UK, particularly impacting Corporate which benefited from one-off releases and lower defaults from large UK Corporate clients.

Total operating expenses reduced 7% to £5,475m reflecting savings realised from Transform programmes relating to restructuring of the branch network and technology improvements to increase automation.

Loans and advances to customers increased 2% to £217.0bn due to mortgage growth and Corporate loan growth.

Total assets increased 2% to £285.0bn driven by the growth in loans and advances to customers.

Customer deposits increased to £299.2bn (2013: £295.9bn).

RWAs increased 2% to £120.2bn primarily driven by growth in mortgage and Corporate lending.

2013 compared to 2012

Profit before tax decreased 9% to £2,233m.

Total income increased 2% to £8,723m driven by mortgage growth, the contribution from Barclays Direct (previously ING Direct UK, acquired during Q113) and UK Corporate income, partially offset by lower fee income.

Net interest income increased 3% to £5,893m driven by strong mortgage growth and the contribution from Barclays Direct.

Net fee and commission income declined 2% to £2,723m primarily due to lower fee income from Personal customers.

Credit impairment charges were broadly in line at £621m (2012: £626m) and the loan loss rate reduced 2bps to 28bps, due to lower charges against large UK Corporate clients, partially offset by the non-recurrence of provision releases in 2012 relating to unsecured lending and mortgages.

Total operating expenses increased 7% to £5,910m largely due to costs to achieve Transform of £384m (2012: £nil) and an increase in UK bank levy to £66m (2012: £49m).

	2014 £m	2013 £m	2012 £m

Key facts

Average LTV of mortgage lending[a]	52%	56%	59%
Average LTV of new mortgage lending[a]	65%	64%	65%
Number of branches	1,488	1,560	1,593
Number of employees (full time equivalent)	45,600	50,100	50,500

Performance measures

Return on average tangible equity[b]	15.8%	12.7%	15.0%
Return on average equity[b]	11.9%	9.7%	11.1%
Cost: income ratio	62%	68%	64%
Loan loss rate (bps)	21	28	30

Notes

a	Average LTV of mortgage portfolio and new mortgage lending calculated on the balance weighted basis.
b	2012 returns calculated using average allocated equity based on CRD III RWAs and capital deductions.

barclays.com/annualreport	Barclays PLC Annual Report 2014 | 233

Financial review Analysis of results by business

Barclaycard

£4,356m total income

£1,339m profit before tax

2014 compared to 2013

Profit before tax increased 13% to £1,339m. Strong growth in 2014 was delivered through a diversified consumer and merchant business model, with customer numbers increasing to 30m (2013: 26m) and asset growth across all geographies generating a 6% increase in income. Growth has been managed on a well-controlled cost base, with the business focusing on scale through insourcing of services, consolidation of sites and digitalisation, resulting in an improvement in the cost to income ratio to 43% (2013: 45%). The business focus on risk management is reflected in stable 30-day delinquency rates and falling loan loss rates. The diversified and scaled business model has allowed the business to deliver a strong return on average equity of 16.0% (2013: 15.5%).

Total income increased 6% to £4,356m reflecting growth in the UK consumer and merchant, Germany and US businesses, partially offset by depreciation of average USD against GBP.

Net interest income increased 8% to £3,044m driven by volume growth. Net interest margin decreased to 8.75% (2013: 8.99%) due to a change in product mix and the impact of promotional offers, particularly in the US, partially offset by lower funding costs.

Net fee and commission income increased 2% to £1,286m due to growth in payment volumes.

	2014 £m	2013 £m	2012 £m

Income statement information
Net interest income	3,044	2,829	2,632
Net fee and commission income	1,286	1,256	1,166
Other income	26	18	18

Total income	4,356	4,103	3,816
Credit impairment charges and other provisions	(1,183)	(1,096)	(1,000)

Net operating income	3,173	3,007	2,816

Operating expenses	(1,727)	(1,786)	(1,669)
UK bank levy	(29)	(22)	(15)
Costs to achieve Transform	(118)	(49)	–

Total operating expenses	(1,874)	(1,857)	(1,684)
Other net income	40	33	29

Profit before tax	1,339	1,183	1,161
Attributable profit	938	822	812

Balance sheet information

Loans and advances to customers at amortised cost	£36.6bn	£31.5bn	£28.8bn
Total assets	£41.3bn	£34.4bn	£32.9bn
Customer deposits	£7.3bn	£5.1bn	£2.7bn
Risk weighted assets[a]	£39.9bn	£35.7bn	n/a
Average allocated tangible equity[b]	£4.7bn	£4.1bn	£3.4bn
Average allocated equity[b]	£5.9bn	£5.3bn	£4.5bn

Notes

a	RWAs are on a CRD IV fully loaded basis. CRD IV rules came into effect in 2013; therefore no 2012 comparatives are available.
b	2012 returns calculated using average allocated equity based on CRD III RWAs and capital deductions.

234 | Barclays PLC Annual Report 2014	barclays.com/annualreport

Credit impairment charges increased 8% to £1,183m due to asset growth and enhanced coverage for forbearance. Delinquency rates remained broadly stable and the loan loss rate reduced 24bps to 308bps.

Total operating expenses increased 1% to £1,874m driven by higher costs to achieve Transform of £118m (2013: £49m), partially offset by depreciation of average USD against GBP, VAT refunds and savings from Transform programmes, including insourcing of services, consolidation of sites and digitalisation.

Loans and advances to customers increased 16% to £36.6bn reflecting growth across all geographies, including the impact of promotional offers and the acquisition of portfolios in the US.

Total assets increased 20% to £41.3bn due to the increase in loans and advances to customers.

Customer deposits increased 43% to £7.3bn driven by the deposits funding strategy in the US.

RWAs increased 12% to £39.9bn primarily driven by the growth in loans and advances to customers.

2013 compared to 2012

Profit before tax increased 2% to £1,183m.

Total income increased 8% to £4,103m reflecting net lending growth. UK income, including both the consumer and merchant sides of payments, increased 4% to £2,583m reflecting net lending growth and lower funding costs. International income increased 15% to £1,520m reflecting strong growth in the US and Germany.

Net interest income increased 7% to £2,829m driven by volume growth. The impact of promotional offers and a change in product mix, with growth through the US partner portfolio, were offset by lower funding costs.

Net fee and commission income improved 8% to £1,256m due to increased payment volumes, predominantly in the US and UK.

Credit impairment charges increased 10% to £1,096m primarily driven by volume growth and non-recurrence of provision releases in 2012 with the loan loss rate remaining broadly stable at 332bps (2012: 328bps). Delinquency rates fell in the UK and US consumer cards businesses.

Total operating expenses increased 10% to £1,857m reflecting net lending growth, higher operating losses and costs to achieve Transform of £49m (2012: £nil).

	2014 £m	2013 £m	2012 £m

Key facts

30 days arrears rates – UK cards	2.5%	2.4%	2.5%
30 days arrears rates – US cards	2.1%	2.1%	2.4%
Number of employees (full time equivalent)	12,200	11,000	10,000

Performance measures

Return on average tangible equity[a]	19.9%	19.9%	23.7%
Return on average equity[a]	16.0%	15.5%	18.0%
Cost: income ratio	43%	45%	44%
Loan loss rate (bps)	308	332	328

Note

a	2012 returns calculated using average allocated equity based on CRD III RWAs and capital deductions.

barclays.com/annualreport	Barclays PLC Annual Report 2014 | 235

Financial review Analysis of results by business

Africa Banking

£3,664m total income net of insurance claims

£984m profit before tax

2014 compared to 2013

On a reported basisa, total income net of insurance claims decreased 9% to £3,664m and profit before tax decreased 6% to £984m. Based on average rates, the ZAR depreciated against GBP by 18% in 2014. The deterioration was a significant contributor to the movement in the reported results of Africa Banking. The discussion of business performance below is based on results on a constant currency basisb unless otherwise stated.

Profit before tax increased 13% to £984m, reflecting good growth in Corporate and Investment Banking (CIB) and Retail and Business Banking (RBB). CIB experienced strong income growth, driven by the corporate banking business outside South Africa, and improved investment banking trading performance across Africa. Continued progress was made on the RBB South Africa turnaround strategy, with increased net fee and commission income growth in the second half of the year, and Wealth, Investment Management and Insurance (WIMI) delivered strong growth outside South Africa due to expansion initiatives.

Total income net of insurance claims increased 7% to £3,664m.

Net interest income increased 9% to £2,093m, primarily driven by higher average loans and advances to customers in CIB and growth in customer deposits in RBB in South Africa. Net interest margin on a reported basisa increased 14bps to 5.95% following the rise in the South African benchmark interest rate and the favourable impact of higher deposit margins, partially offset by lower rates outside South Africa.

Net fee and commission income increased 2% to £1,086m mainly reflecting increased RBB transactions in South Africa.

Credit impairment charges decreased 14% to £349m and on a reported basis the loan loss rate improved 35bps to 93bps, driven by reduced impairments in the South Africa mortgages portfolio and business banking, partially offset by increased impairments in the card portfolio.

				Constant currency[b]
	2014 £m	2013 £m	2012 £m	2014 £m	2013 £m

Income statement information
Net interest income	2,093	2,245	2,313	2,093	1,912
Net fee and commission income	1,086	1,254	1,384	1,086	1,067
Net trading income	250	260	328	250	219
Net premiums from insurance contracts	337	374	432	337	316
Other income	68	91	65	68	78

Total income	3,834	4,224	4,522	3,834	3,592
Net claims and benefits incurred under insurance contracts	(170)	(185)	(208)	(170)	(157)

Total income net of insurance claims	3,664	4,039	4,314	3,664	3,435
Credit impairment charges and other provisions	(349)	(479)	(695)	(349)	(406)

Net operating income	3,315	3,560	3,619	3,315	3,029

Operating expenses	(2,246)	(2,451)	(2,584)	(2,246)	(2,098)
UK bank levy	(45)	(42)	(34)	(45)	(42)
Costs to achieve Transform	(51)	(26)	–	(51)	(23)

Total operating expenses	(2,342)	(2,519)	(2,618)	(2,342)	(2,163)
Other net income	11	8	18	11	7

Profit before tax	984	1,049	1,019	984	873
Attributable profit	360	356	347	360	289

Balance sheet information

Loans and advances to customers at amortised cost	£35.2bn	£34.9bn	£41.2bn	£35.2bn	£33.6bn
Total assets	£55.5bn	£54.9bn	£64.9bn	£55.5bn	£52.8bn
Customer deposits	£35.0bn	£34.6bn	£39.7bn	£35.0bn	£33.3bn
Risk weighted assets[c]	£38.5bn	£38.0bn	n/a
Average tangible equity	£2.8bn	£3.2bn	£3.5bn
Average equity	£3.9bn	£4.4bn	£4.9bn

Notes

a	Reported basis represents results in GBP using actual exchange rates.
b	Constant currency results are calculated by converting ZAR results into GBP using the average 2014 exchange rate for the income statement and the closing 2014 exchange rate for the balance sheet to eliminate the impact of movement in exchange rates between the two periods.
c	RWAs are on a CRD IV fully loaded basis. CRD IV rules came into effect in 2013; therefore no 2012 comparatives are available.

236 | Barclays PLC Annual Report 2014	barclays.com/annualreport

Total operating expenses increased 8% to £2,342m largely reflecting inflationary increases, resulting in higher staff costs, and increased investment spend on key initiatives, including higher costs to achieve Transform of £51m (2013: £23m), partially offset by savings from Transform programmes.

Loans and advances to customers increased 5% to £35.2bn primarily driven by strong corporate banking growth across Africa in CIB and limited growth in RBB, mainly due to a modest reduction in the South Africa mortgages portfolio.

Total assets increased 5% to £55.5bn due to the increase in loans and advances to customers.

Customer deposits increased 5% to £35.0bn reflecting strong growth in the South African RBB business.

RWAs increased 1% to £38.5bn on a reported basis, primarily driven by growth in loans and advances to customers, partially offset by the depreciation of ZAR against GBP.

2013 compared to 2012

Based on average rates, the ZAR depreciated against GBP by 16% in 2013. The deterioration was a significant contributor to the movement in the reported results of Africa Banking.

Profit before tax increased 3% to £1,049m. When excluding the impact of the depreciation of average ZAR against GBP, profit before tax increased approximately 19%.

Total income net of insurance claims declined 6% to £4,039m reflecting adverse currency movements and continued pressure on RBB transaction volumes, partially offset by strong balance sheet growth in CIB and the impact from the full-year inclusion of the Edcon card portfolio acquired in the second half of 2012.

Net interest income decreased 3% to £2,245m due to adverse currency movements, partially offset by the benefit from the inclusion of the Edcon card portfolio for the full year and the impact of growth in loans and advances to customers in CIB and RBB.

Net fee and commission income declined 9% to £1,254m due to adverse currency movements, partially offset by the benefit from the full-year inclusion of the Edcon card portfolio and modest growth in RBB fee and commission income.

Credit impairment charges decreased 31% to £479m driven by favourable currency movements and lower provisions on the South African home loans recovery book and business banking portfolio, partially offset by increased impairment in the card business, reflecting the inclusion of the Edcon portfolio for the full year and an increase in the loan loss rate on the remaining portfolio. The total loan loss rate improved 30bps to 128bps.

Total operating expenses decreased 4% to £2,519m reflecting favourable currency movements, partially offset by higher staff costs driven by inflationary pressures and increased incentives, increased investment spend on key initiatives including costs to achieve Transform of £26m (2012: £nil) and the inclusion of the Edcon card portfolio for the full year.

	2014 £m	2013 £m	2012 £m

Key facts

Average LTV of mortgage portfolio[a]	59.9%	62.3%	65.6%
Average LTV of new mortgage lending[a]	74.8%	74.9%	75.3%
Number of distribution points	1,349	1,396	1,451
Number of employees (full time equivalent)	45,000	45,900	45,000
ZAR/£ – Period end	18.03	17.37	13.74
ZAR/£ – Average	17.84	15.10	13.03

Performance measures

Return on average tangible equity[b]	12.9%	11.3%	10.0%
Return on average equity[b]	9.3%	8.1%	7.2%
Cost: income ratio	64%	62%	61%
Loan loss rate (bps)	93	128	158

Notes

a	Average LTV of mortgage portfolio and new mortgage lending calculated on the balance weighted basis for South Africa.
b	2012 returns calculated using average allocated equity based on CRD III RWAs and capital deductions.

barclays.com/annualreport	Barclays PLC Annual Report 2014 | 237

Financial review Analysis of results by business

Investment Bank

£7,588m total income

£1,377m profit before tax

2014 compared to 2013

Profit before tax decreased 32% to £1,377m. The Investment Bank continues to make progress on its origination-led strategy, building on leading positions in its home markets of the UK and US, while driving cost savings and RWA efficiencies. The business is focused on a simpler product set in Markets, which will enable it to build on existing strengths and adapt to regulatory developments. The business continued to execute this strategy despite difficult market-making conditions and continued low levels of activity. This has particularly impacted credit and interest rate products, resulting in an income decline across the Markets businesses. This decline was partially offset by improved banking performance and significant cost reductions as a result of savings from Transform programmes.

Total income decreased 12% to £7,588m, including the impact of depreciation of average USD against GBP. Banking income increased 2% to £2,528m. Investment Banking fee income decreased 2% to £2,111m driven by lower debt underwriting fees, partially offset by higher financial advisory and equity underwriting fees. Lending income increased to £417m (2013: £325m) due to lower fair value losses on hedges and higher net interest and fee income.

Markets income decreased 18% to £5,040m. Credit decreased 17% to £1,044m driven by reduced volatility and client activity, with lower income in distressed credit, US high yield and US high grade products. Equities decreased 11% to £2,046m due to declines in cash equities and equity derivatives, reflecting lower client volumes, partially offset by higher income in equity financing. Macro decreased 24% to £1,950m reflecting subdued client activity in rates and lower volatility in currency markets in the first half of the year.

	2014 £m	2013 £m [a]	2012 £m

Income statement information
Net interest income	647	393	209
Net fee and commission income	3,087	3,232	3,024
Net trading income	3,735	4,969	5,903
Net investment income	119	2	(37)
Other income	–	–	5

Total income	7,588	8,596	9,104
Credit impairment releases/(charges) and other provisions	14	22	(50)

Net operating income	7,602	8,618	9,054

Operating expenses	(5,633)	(6,172)	(6,361)
UK bank levy	(218)	(236)	(139)
Costs to achieve Transform	(374)	(190)	–

Total operating expenses	(6,225)	(6,598)	(6,500)

Profit before tax	1,377	2,020	2,554
Attributable profit	397	1,308	1,235

Balance sheet information

Loans and advances to banks and customers at amortised cost[b]	£106.3bn	£104.5bn	£93.2bn
Trading portfolio assets	£94.8bn	£96.6bn	£94.8bn
Derivative financial instrument assets	£152.6bn	£108.7bn	£116.9bn
Derivative financial instrument liabilities	£160.6bn	£116.6bn	£123.2bn
Reverse repurchase agreements and other similar secured lending	£64.3bn	£78.2bn	£70.5bn
Total assets[a]	£455.7bn	£438.0bn	£398.5bn
Risk weighted assets[a,c]	£122.4bn	£124.4bn	n/a
Average allocated tangible equity[d]	£14.6bn	£15.3bn	£12.0bn
Average allocated equity[d]	£15.4bn	£15.9bn	£12.6bn

Notes

a	2013 adjusted income and profit before tax have been restated to exclude the Q213 £259m gain relating to assets not yet received from the US Lehman acquisition to aid comparability given its material nature in the current year. In addition, December 2013 and December 2012 US Lehman acquisition assets and RWAs of £1.6bn and £1.9bn respectively, have been restated for the reclassification of these assets from the Investment Bank to Head Office to more accurately reflect responsibility for the resolution of this matter.
b	As at 31 December 2014 loans and advances included £86.4bn (2013: £84.1bn) of loans and advances to customers (including settlement balances of £25.8bn (2013: £33.2bn) and cash collateral of £32.2bn (2013: £25.6bn)) and loans and advances to banks of £19.9bn (2013: £20.4bn) (including settlement balances of £2.7bn (2013: £4.4bn) and cash collateral of £6.9bn (2013: £6.4bn)).
c	RWAs are on a CRD IV fully loaded basis. CRD IV rules came into effect in 2013; therefore no 2012 comparatives are available.
d	2012 returns calculated using average allocated equity based on CRD III RWAs and capital deductions.

238 | Barclays PLC Annual Report 2014	barclays.com/annualreport

Net credit impairment release of £14m (2013: £22m) arose from a number of single name exposures.

Total operating expenses decreased 6% to £6,225m reflecting a 9% reduction in compensation costs to £3,620m, savings from Transform programmes, including business restructuring, continued rationalisation of the technology platform and real estate infrastructure, and depreciation of average USD against GBP. This was partially offset by increased costs to achieve Transform of £374m (2013: £190m) and litigation and conduct charges.

Loans and advances to customers and banks increased 2% to £106.3bn driven by an increase in cash collateral and lending, partially offset by a reduction in settlement balances due to reduced activity.

Derivative financial instrument assets and liabilities increased 40% to £152.6bn and 38% to £160.6bn respectively, driven by decreases in predominantly GBP, USD and EUR forward interest rates, and strengthening of USD against major currencies.

Reverse repurchase agreements and other similar secured lending decreased 18% to £64.3bn due to decreased match book trading and funding requirements.

Total assets increased 4% to £455.7bn due to an increase in derivative financial instrument assets, partially offset by a decrease in reverse repurchase agreements and other similar secured lending, and financial assets at fair value.

RWAs decreased 2% to £122.4bn primarily driven by risk reductions in the trading book, partially offset by the implementation of a revised credit risk model for assessing counterparty probability of default.

2013 compared to 2012

Profit before tax decreased 21% to £2,020m.

Total income decreased 6% to £8,596m, including the impact of appreciation of average USD against GBP.

Banking income increased 16% to £2,485m. Within Banking, Investment Banking fee income increased 6% to £2,160m driven by increased equity underwriting fees, with debt underwriting and financial advisory largely in line. Lending income increased to £325m (2012: £109m) driven by lower fair value losses on hedges and higher net interest and fee income.

Markets income decreased 12% to £6,134m. Credit and Macro income decreased 10% to £1,257m and 28% to £2,580m respectively, driven by securitised products and rates as market uncertainty around central banks tapering of quantitative easing programmes impacted activity. Europe and the US were particularly impacted, while Asia benefited from improved currency income. The prior year benefitted from the European Long Term Refinancing Operation (LTRO) in H112, the ECB bond buying programme and reduced benchmark interest rates in H212. Equities increased 13% to £2,297m reflecting higher commission income and increased client volumes.

Net credit impairment release of £22m (2012: charge of £50m) arose from a number of single name exposures.

Total operating expenses increased 2% to £6,598m, including an increase due to higher UK bank levy of £236m (2012: £139m) following an increase in the rate, appreciation of average USD against GBP, costs to achieve Transform of £190m (2012: £nil), partly offset by lower litigation and conduct charges.

	2014 £m	2013 £m	2012 £m
Key facts
Number of employees (full time equivalent)	20,500	22,600	22,100

Performance measures
Return on average tangible equity[a]	2.8%	8.5%	10.1%
Return on average equity[a]	2.7%	8.2%	9.6%
Cost: income ratio	82%	77%	71%

Analysis of total income
Investment banking fees	2,111	2,160	2,042
Lending	417	325	109
Banking	2,528	2,485	2,151
Credit	1,044	1,257	1,402
Equities	2,046	2,297	2,025
Macro	1,950	2,580	3,559
Markets	5,040	6,134	6,986
Banking and Markets	7,568	8,619	9,137
Other[b]	20	(23)	(33)
Total income	7,588	8,596	9,104

Notes

a	2012 returns calculated using average allocated equity based on CRD III RWAs and capital deductions.
b	2013 adjusted income and profit before tax have been restated to exclude the Q213 £259m gain relating to assets not yet received from the US Lehman acquisition to aid comparability given its material nature in the current year. In addition, December 2013 and December 2012 US Lehman acquisition assets and RWAs of £1.6bn and £1.9bn respectively, have been restated for the reclassification of these assets from the Investment Bank to Head Office to more accurately reflect responsibility for the resolution of this matter.

barclays.com/annualreport	Barclays PLC Annual Report 2014 | 239

Financial review Analysis of results by business

Head Office

2014 compared to 2013

Profit before tax of £97m improved from a loss of £15m in 2013.

Net operating income increased to £242m (2013: £145m) predominantly due to net gains of £88m from foreign exchange recycling arising from the restructure of group subsidiaries.

Total operating expenses decreased £22m to £142m mainly due to a reduction in UK bank levy to £9m (2013: £29m), the non-recurrence of costs associated with the Salz Review and the establishment of the Transform programme in the prior year, partially offset by increased litigation and conduct charges.

Total assets increased £22.5bn to £49.1bn reflecting an increase in the Group liquidity pool assets.

RWAs decreased £10.6bn to £5.6bn, including receipt of certain US Lehman acquisition assets and a £6.9bn revision to 2013 RWAs following full implementation of CRD IV reporting, as disclosed in the 30 June 2014 Results Announcement.

Negative average allocated equity reduced to £0.4bn (2013: £7.0bn) as the Group moved towards the allocation rate of 10.5% fully loaded CRD IV CET1 ratio during the year, resulting in a reduction in excess equity allocated to businesses.

2013 compared to 2012

Loss before tax of £15m moved from a profit of £190m in 2012.

Net operating income decreased 57% to £145m predominantly due to the non-recurrence of gains related to hedges of employee share awards in Q112 of £235m.

Total operating expenses were broadly in line at £164m (2012: £165m), reflecting the non-recurrence of the £97m penalty arising from the industry-wide investigation into the setting of inter-bank offered rates recognised in 2012, mainly offset by costs to achieve Transform of £22m (2012: £nil) and regulatory investigation and legal costs.

	2014 £m	2013[a] £m	2012 £m
Income statement information
Total income	242	142	341
Credit impairment releases/(charges) and other provisions	–	3	(7)
Net operating income	242	145	334
Operating expenses	(123)	(113)	(139)
UK bank levy	(9)	(29)	(26)
Cost to achieve Transform	(10)	(22)	–
Total operating expenses	(142)	(164)	(165)
Other net (expense)/income	(3)	4	21
Profit/(loss) before tax	97	(15)	190
Attributable profit/(loss)	112	(89)	23

Balance sheet information
Total assets[a]	£49.1bn	£26.6bn	£148.4bn
Risk weighted assets[a,b]	£5.6bn	£16.2bn	n/a
Average allocated tangible equity	£(0.6)bn	£(7.4)bn	£2.9bn
Average allocated equity	£(0.4)bn	£(7.0)bn	£3.4bn

Key facts
Number of employees (full time equivalent)	100	100	100

Notes

a	US Lehman acquisition assets and RWAs for December 2013 and December 2012 of £1.6bn and £1.9bn respectively have been restated for the reclassification of these assets from the Investment Bank to Head Office to more accurately reflect responsibility for the resolution of this matter.
b	RWAs are on a CRD IV fully loaded basis. CRD IV rules came into effect in 2013; therefore no 2012 comparatives are available.

240 | Barclays PLC Annual Report 2014	barclays.com/annualreport

Barclays Non-Core

£1,050m total income net of insurance claims

£1,180m loss before tax

Barclays Non-Core (BNC) groups together businesses and assets that are no longer strategically attractive to Barclays and are being managed under three broad categories:

¡	Businesses, including all of Europe Retail;

¡	Securities and Loans, incorporating Investment Bank portfolio assets and the Education and Social Housing and Local Authority (ESHLA) loan portfolio; and

¡	Derivatives, including the traded legacy derivatives portfolio.

2014 compared to 2013

Loss before tax reduced 24% to £1,180m as Barclays Non-Core (BNC) made good progress in exiting and running-down certain businesses and securities during 2014. This drove a £34.6bn reduction in RWAs, making substantial progress towards the BNC target reductions as outlined in the Group Strategy Update on 8 May 2014.

Total income net of insurance claims reduced 54% to £1,050m. Businesses income reduced 27% to £1,101m due to the sale and run-down of legacy portfolio assets and the rationalisation of product offerings within the European retail business. Securities and Loans income reduced 82% to £117m primarily driven by the active run-down of securities, fair value losses on wholesale loan portfolios and the non-recurrence of prior year favourable market movements on certain securitised products, partially offset by a £119m gain on the sale of the UAE retail banking portfolio. Derivatives income reduced £321m to an expense of £168m reflecting the funding costs of the traded legacy derivatives portfolio and the non-recurrence of fair value gains in the prior year.

Credit impairment charges improved 81% to £168m due to the non-recurrence of impairments on single name exposures, impairment releases on the wholesale portfolio as a result of confirmation on Spanish government subsidies in the renewable energy sector, and improved performance in Europe, primarily due to improved recoveries and delinquencies in the mortgages portfolio.

	2014 £m	2013 £m	2012 £m
Income statement information
Net interest income	214	307	680
Net fee and commission income	466	383	368
Net trading income	120	1,327	1,546
Net investment income	164	302	620
Net premiums from insurance contracts	290	306	386
Other income/(expense)	106	(8)	(1)
Total income	1,360	2,617	3,599
Net claims and benefits incurred under insurance contracts	(310)	(324)	(392)
Total income net of insurance claims	1,050	2,293	3,207
Credit impairment charges and other provisions	(168)	(900)	(962)
Net operating income	882	1,393	2,245
Operating expenses	(1,708)	(2,198)	(2,008)
UK bank levy	(91)	(109)	(82)
Costs to achieve Transform	(212)	(538)	–
Total operating expenses	(2,011)	(2,845)	(2,090)
Other net (expense)/income	(51)	(110)	65
(Loss)/profit before tax	(1,180)	(1,562)	220
Attributable (loss)/profit	(1,085)	(1,890)	515

barclays.com/annualreport	Barclays PLC Annual Report 2014 | 241

Financial review Analysis of results by business

Barclays Non-Core continued

Total operating expenses improved 29% to £2,011m reflecting savings from Transform programmes, including lower headcount and the results of the previously announced European retail restructuring. In addition, costs to achieve Transform reduced 61% to £212m.

Loans and advances to banks and customers reduced 22% to £63.9bn due to a £12.9bn reclassification of loans relating to the Spanish business, which was held for sale, and a reduction in Europe retail driven by a run-off of assets.

Trading portfolio assets reduced 48% to £15.9bn due to the sale and run-down of legacy portfolio assets.

Derivative financial instrument assets and liabilities increased 19% to £285.4bn and 21% to £277.1bn respectively, driven by decreases in major forward interest rates.

Total assets decreased 8% to £471.5bn with reduced reverse repurchase agreements and other similar secured lending, and trading portfolio assets, due to the run-down of legacy portfolio assets, offset by an increase in derivative financial instrument assets. BCBS 270 leverage exposure reduced to £277bn.

RWAs decreased £34.6bn to £75.3bn and average allocated equity decreased £3.7bn to £13.4bn, reflecting the disposal of businesses, run-down and exit of securities and loans, and derivative risk reductions.

2013 compared to 2012

Loss before tax of £1,562m moved from a profit of £220m in 2012.

Total income net of insurance claims decreased 29% to £2,293m. Businesses income reduced 20% to £1,498m primarily driven by increased funding costs and reduced trading income from legacy portfolio assets. Securities and Loans decreased 44% to £642m primarily driven by reduced income from legacy products and wholesale loan portfolios. Derivatives income decreased 13% to £153m reflecting reduced income from the traded legacy derivatives portfolio, partially offset by hedging activities.

Credit impairment charges decreased 6% to £900m primarily driven by ongoing action to reduce exposure to the property and construction sector and the impact of changes concerning government subsidies in the renewable energy sector in Spain, partially offset by a charge against single name exposures.

Operating expenses increased 36% to £2,845m reflecting costs to achieve Transform of £538m (2012: £nil), primarily due to the significant downsizing of the European retail distribution network, and increased litigation and conduct charges.

Other net expense of £110m moved from net income of £65m in 2012 due to a valuation adjustment recognised in respect of contractual obligations to trading partners based in locations affected by European retail distribution network restructuring plans.

	2014 £m		2013 £m		2012 £m

Balance sheet information

Loans and advances to banks and customers at amortised cost[a]	£63.9bn		£81.9bn		£99.1bn
Loans and advances to customers at fair value	£18.7bn		£17.6bn		£20.2bn
Trading portfolio assets	£15.9bn		£30.7bn		£45.2bn
Derivative financial instrument assets	£285.4bn		£239.3bn		£364.9bn
Derivative financial instrument liabilities	£277.1bn		£228.3bn		£354.6bn
Reverse repurchase agreements and other similar secured lending	£49.3bn		£104.7bn		£98.6bn
Total assets	£471.5bn		£511.2bn		£651.8bn
Customer deposits	£21.6bn		£29.3bn		£31.9bn
Risk weighted assets[b]	£75.3bn		£109.9bn		n/a
Average allocated tangible equity	£13.2bn		£16.8bn		£10.5bn
Average allocated equity	£13.4bn		£17.1bn		£10.8bn

Key facts

Number of employees (full time equivalent)	8,900		9,900		11,400

Performance measures

Return on average tangible equity[c]	(5.4%	)	(9.6%	)	(1.8%)
Return on average equity[c]	(4.1%	)	(7.2%	)	(1.1%)
Loan loss rate (bps)	31		107		93

Analysis of total income

Businesses	1,101		1,498		1,876
Securities and Loans	117		642		1,155
Derivatives	(168)		153		176

Total income	1,050		2,293		3,207

Notes

a	As at 31 December 2014 loans and advances included £51.6bn (2013: £70.8bn) of loans and advances to customers (including settlement balances of £1.6bn (2013: £2.6bn) and cash collateral of £22.1bn (2013: £14.5bn)) and loans and advances to banks of £12.3bn (2013: £11.1bn) (including settlement balances of £0.3bn (2013: £0.8bn) and cash collateral of £11.3bn (2013: £9.5bn)).
b	RWAs are on a CRD IV fully loaded basis. CRD IV rules came into effect in 2013; therefore no 2012 comparatives are available.
c	Return on average equity and average tangible equity for Barclays Non-Core represents its impact on the Group, being the difference between Barclays Group returns and Barclays Core returns.

242 | Barclays PLC Annual Report 2014	barclays.com/annualreport

Returns and equity by business

Returns on average equity and average tangible equity are calculated as profit for the year attributable to ordinary equity holders of the parent (adjusted for the tax credit recorded in reserves in respect of coupons on other equity instruments) divided by average allocated equity or average allocated tangible equity for the period as appropriate, excluding non-controlling and other equity interests for businesses, apart from Africa Banking (see below). Allocated equity has been calculated as 10.5% of CRD IV fully loaded risk weighted assets for each business, adjusted for CRD IV fully loaded capital deductions, including goodwill and intangible assets, reflecting the assumptions the Group uses for capital planning purposes. The excess of allocated Group equity, caused by the fully loaded CRD IV CET1 ratio being below 10.5% on average in the period, is allocated as negative equity to Head Office. Allocated tangible equity is calculated using the same method, but excludes goodwill and intangible assets.

For Africa Banking, the equity used for return on average equity is Barclays’ share of the statutory equity of the BAGL entity (together with that of the Barclays Egypt and Zimbabwe businesses which remain outside the BAGL corporate entity), as well as Barclays’ goodwill on acquisition of these businesses. The tangible equity for return on tangible equity uses the same basis, but excludes both the Barclays’ goodwill on acquisition and the goodwill and intangibles held within the BAGL statutory equity.

Return on average equity
	2014%		2013%		2012%	[c]
Personal and Corporate Banking	11.9%		9.7%		11.1%
Barclaycard	16.0%		15.5%		18.0%
Africa Banking	9.3%		8.1%		7.2%
Investment Bank	2.7%		8.2%		9.6%
Barclays Core excluding Head Office	8.9%		9.7%		10.9%
Head Office[a]	0.3%		1.6%		(0.8%	)
Barclays Core	9.2%		11.3%		10.1%
Barclays Non-Core[a]	(4.1%	)	(7.2%	)	(1.1%	)
Barclays Group adjusted total	5.1%		4.1%		9.0%

Return on average tangible equity
	2014%		2013%		2012%	[c]
Personal and Corporate Banking	15.8%		12.7%		15.0%
Barclaycard	19.9%		19.9%		23.7%
Africa Banking	12.9%		11.3%		10.0%
Investment Bank	2.8%		8.5%		10.1%
Barclays Core excluding Head Office	10.8%		11.6%		13.4%
Head Office[a]	0.5%		2.8%		(1.0%	)
Barclays Core	11.3%		14.4%		12.4%
Barclays Non-Core[a]	(5.4%	)	(9.6%	)	(1.8%	)
Barclays Group adjusted total	5.9%		4.8%		10.6%

Profit/(loss) attributable to ordinary equity holders of the parent[b]
	2014 £m		2013 £m		2012 £m
Personal and Corporate Banking	2,075		1,681		1,703
Barclaycard	943		822		812
Africa Banking	360		356		347
Investment Bank	415		1,308		1,235
Head Office	112		(89)		23
Barclays Core	3,905		4,078		4,120
Barclays Non-Core	(1,072)		(1,890)		515
Barclays Group adjusted total	2,833		2,188		4,635

Notes

a	Return on average equity and average tangible equity for Head Office and Barclays Non-Core represents their impact on Barclays Core and the Group respectively. This does not represent the return on average equity and average tangible equity of Head Office or the Non-Core business.
b	The profit after tax attributable to other equity holders of £250m (2013: £nil; 2012: £nil) is offset by a tax credit recorded in reserves of £54m (2013: £nil; 2012: £nil) allocated across the businesses. The net amount of £196m, along with NCI, is deducted from profit after tax in order to calculate return on average tangible shareholders’ equity and return on average shareholders’ equity. Hence, 2014 attributable profit of £2,779m has been adjusted for the tax credit recorded in reserves of £54m (2013: £nil; 2012: £nil).
c	2012 returns calculated using average allocated equity based on CRD III RWAs and capital deductions.

barclays.com/annualreport	Barclays PLC Annual Report 2014 | 243

Financial review Analysis of results by business

Margins analysis

	Year ended 31 December 2014			Year ended 31 December 2013

	Net interest income £m	Average customer assets £m	Net interest margin %	Net interest income £m	Average customer assets £m	Net interest margin %

Personal and Corporate Banking	6,298	210,026	3.00	5,893	202,497	2.91
Barclaycard	3,044	34,776	8.75	2,829	31,459	8.99
Africa Banking	2,093	35,153	5.95	2,245	38,640	5.81

Total Personal and Corporate Banking,
Barclaycard and Africa Banking	11,435	279,955	4.08	10,967	272,596	4.02
Investment Bank	647			393
Head Office and Other Operations	(216)			(67)

Barclays Core	11,866			11,293
Barclays Non-Core	214			307
Group net interest income	12,080			11,600

Total PCB, Barclaycard and Africa Banking net interest income increased 4% to £11.4bn due to an increase in average customer assets to £280.0bn (2013: £272.6bn) with growth in PCB mortgages and Barclaycard, partially offset by reductions in Africa Banking as the ZAR depreciated against GBP. Net interest margin increased 6bps to 4.08% primarily due to higher savings margins in PCB, and in Africa following the rise in the South African benchmark interest rate and the favourable impact of higher deposit margins. This was partially offset by a decrease in Barclaycard due to the impact of promotional offers and a change in product mix, partially offset by lower funding costs.

Group net interest income increased to £12.1bn (2013: £11.6bn) including structural hedge contributions of £1.6bn (2013: £1.6bn). Equity structural hedge income increased as the weighted average life of the hedge was extended. This was offset by lower product structural hedges driven by the maintenance of the hedge in a continuing low rate environment.

244 | Barclays PLC Annual Report 2014	barclays.com/annualreport

Financial statements Contents

Detailed analysis of our statutory accounts, independently audited and providing in-depth disclosure on the financial performance of the Group.

			Page	Note
Consolidated financial statements
	¡	Presentation of information	246
	¡	Independent Auditors’ Report	247
	¡	Independent Registered Public Accounting Firm’s report	254
	¡	Consolidated income statement	255
	¡	Consolidated statement of comprehensive income	256
	¡	Consolidated balance sheet	257
	¡	Consolidated statement of changes in equity	258
	¡	Consolidated cash flow statement	259
	¡	Parent Company accounts	260
	¡	Notes to the financial statements	262
	¡	Significant accounting policies	262	1
Notes to the financial statements
Performance/return	¡	Segmental reporting	265	2
	¡	Net interest income	265	3
	¡	Net fee and commission income	266	4
	¡	Net trading income	267	5
	¡	Net investment income	267	6
	¡	Credit impairment charges and other provisions	268	7
	¡	Operating expenses	270	8
	¡	Profit/(loss) on disposal of subsidiaries, associates and joint ventures	271	9
	¡	Tax	271	10
	¡	Earnings per share	274	11
	¡	Dividends on ordinary shares	274	12
Assets and liabilities held at fair value	¡	Trading portfolio	275	13
	¡	Financial assets designated at fair value	275	14
	¡	Derivative financial instruments	276	15
	¡	Available for sale financial assets	279	16
	¡	Financial liabilities designated at fair value	279	17
	¡	Fair value of financial instruments	280	18
	¡	Offsetting financial assets and financial liabilities	296	19
Financial instruments held at	¡	Loans and advances to banks and customers	297	20
amortised cost	¡	Finance leases	298	21
	¡	Reverse repurchase and repurchase agreements including other similar lending and borrowing	298	22
Non-current assets and other	¡	Property, plant and equipment	299	23
investments	¡	Goodwill and intangible assets	300	24
	¡	Operating leases	302	25
Accruals, provisions, contingent	¡	Accruals, deferred income and other liabilities	303	26
liabilities and legal proceedings	¡	Provisions	303	27
	¡	Contingent liabilities and commitments	305	28
	¡	Legal, competition and regulatory matters	306	29
Capital instruments, equity and	¡	Subordinated liabilities	315	30
reserves	¡	Ordinary shares, share premium and other equity	318	31
	¡	Reserves	319	32
	¡	Non-controlling interests	319	33
Employee benefits	¡	Share based payments	321	34
	¡	Pensions and post retirement benefits	323	35
Scope of consolidation	¡	Principal subsidiaries	327	36
	¡	Structured entities	328	37
	¡	Investments in associates and joint ventures	333	38
	¡	Securitisations	333	39
	¡	Assets pledged	335	40
Other disclosure matters	¡	Related party transactions and Directors’ remuneration	336	41
	¡	Auditors’ remuneration	338	42
	¡	Financial risks, liquidity and capital management	339	43
	¡	Transition Notes – Changes in accounting policies, comparability and other adjustments	339	44
	¡	Non-current assets held for sale and associated liabilities	341	45
	¡	Barclays PLC (the Parent Company)	342	46

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Presentation of information

Barclays approach to disclosures

The Group aims to continually enhance its disclosures and their usefulness to the readers of the financial statements in the light of developing market practice and areas of focus. Consequently Barclays disclosures go beyond the minimum standards required by accounting standards and other regulatory requirements.

Barclays continue to support the recommendations and guidance made by the Enhanced Disclosure Taskforce (EDTF). The EDTF was formed by the Financial Stability Board with a remit to broaden and deepen the risk disclosures of global banks in a number of areas, including liquidity and funding, credit risk and market risk. Barclays has fully adopted the recommendations across the Annual Report and Pillar 3 report.

In line with the Financial Reporting Council’s guidance on Clear and Concise reporting, for 2014 Barclays has focused reporting on material items and sought to reorganise information to aid users understanding.

It is Barclays view that best in class disclosures will continue to evolve in light of ongoing market and stakeholder engagement with the banking sector. Barclays are committed to engaging with a published Code for Financial Reporting Disclosure (the Code). The Code sets out five disclosure principles together with supporting guidance which states that UK banks will:

¡	Provide high quality, meaningful and decision-useful disclosures;

¡	Review and enhance their financial instrument disclosures for key areas of interest;

¡	Assess the applicability and relevance of good practice recommendations to their disclosures acknowledging the importance of such guidance;

¡	Seek to enhance the comparability of financial statement disclosures across the UK banking sector; and

¡	Clearly differentiate in their annual reports between information that is audited and information that is unaudited.

British Bankers’ Association (BBA) Code for Financial Reporting Disclosure

Barclays has adopted the BBA Code for Financial Reporting Disclosure and has prepared the 2014 Annual Report and Accounts in compliance with the Code.

Statutory Accounts

The consolidated accounts of Barclays PLC and its subsidiaries are set out on pages 255 to 259 along with the accounts of Barclays PLC itself on pages 260 and 261. The accounting policies on pages 262 to 264 and the Notes commencing on page 262 apply equally to both sets of accounts unless otherwise stated.

Capital Requirements Country-by Country Reporting

HM Treasury has transposed the requirements set out under CRD IV and issued the Capital Requirements Country-by-Country Reporting Regulations 2013, effective 1 January 2014. The legislation requires Barclays PLC to publish additional information in respect of the year ended 31 December 2014. This information is available on the Barclays’s website: barclays.com/citizenship/reports-and-publications/ country-snapshot.html

246 | Barclays PLC Annual Report 2014	barclays.com/annualreport

Independent Auditors’ report

Independent auditors’ report to the members

of Barclays PLC

Report on the financial statements

Our opinion

In our opinion:

¡	Barclays PLC’s Group financial statements and Parent Company financial statements (the ‘financial statements’) give a true and fair view of the state of the Group’s and the Parent Company’s affairs as at 31 December 2014 and of the Group’s and the Parent Company’s profit and cash flows for the year then ended;

¡	The Group and Parent Company financial statements have been properly prepared in accordance with International Financial Reporting Standards (‘IFRSs’) as adopted by the European Union; and

¡	The financial statements have been prepared in accordance with the requirements of the Companies Act 2006 and, as regards the Group financial statements, Article 4 of the IAS Regulation.

What we have audited

Barclays PLC’s financial statements comprise:

¡	The Consolidated and Parent Company balance sheets as at 31 December 2014;

¡	The Consolidated and Parent Company income statements and the Consolidated statement of comprehensive income for the year then ended;

¡	The Consolidated and Parent Company cash flow statements for the year then ended;

¡	The Consolidated and Parent Company statements of changes in equity for the year then ended; and

¡	The notes to the financial statements, which include a summary of significant accounting policies and other explanatory information.

Certain required disclosures have been presented elsewhere in the Annual Report, rather than in the notes to the financial statements. These are cross-referenced from the financial statements and are identified as audited.

The financial reporting framework that has been applied in the preparation of the financial statements is applicable law and IFRS as adopted by the European Union.

Our audit approach

Summary

The judgements that have the most effect on the nature, extent and timing of our audit procedures – materiality, scoping and the key areas of audit focus – are summarised here and explained in detail below.

Materiality

Overall group materiality: £330 million which represents 5% of adjusted profit before taxation (defined on page 230) excluding costs to achieve Transform. The use of this measure of profit mitigates the effects of volatility and aligns our audit with the measures that management use to focus on the underlying performance and position of the Group.

Scoping

We changed the way in which we scoped our audit following the Group’s re-segmentation of its business during the year. We audited the complete financial information of each of the four core Business Units. In addition we audited the adjusting items and cost to achieve Transform in full. For Barclays Non-Core and Head Office, we performed work over specific financial statement lines.

Areas of focus	The areas of focus for our audit to which we allocated the greatest amount of our resources and effort were:
¡ Valuation of complex or illiquid financial instruments held at fair value
¡ Impairment of loans and receivables
¡ Provisions for the cost of conduct remediation
¡ Litigation and regulatory claims
¡ Provisions for uncertain tax positions
¡ IT systems and controls; and
¡ Re-segmentation

barclays.com/annualreport	Barclays PLC Annual Report 2014 | 247

Independent Auditors’ report

The scope of our audit and our areas of focus

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) (‘ISAs (UK & Ireland)’).

We designed our audit by determining materiality and assessing the risks of material misstatement in the financial statements. We looked at where the Directors made subjective judgements, in particular in respect of significant accounting estimates that involved making assumptions and considering future events that are inherently uncertain. As in all of our audits, we also addressed the risk of management override of internal controls, including evaluating whether there was evidence of bias by the Directors that represented a risk of material misstatement due to fraud.

The risks of material misstatement that had the greatest effect on our audit, including the allocation of our resources and effort, are identified as ‘areas of focus’ in the table below. This is not a complete list of all risks identified by our audit. For each of the areas of focus we have set out how we developed our audit to address these specific areas in order to provide an opinion on the financial statements as a whole; the comments made on the results of our procedures should be read in this context. All of these areas of focus were discussed with the Board Audit Committee. Their report on those matters that they considered to be significant financial statement reporting issues is set out on pages 41 to 43.

Area of focus	How our audit addressed the area of focus and what we found

Valuation of complex or illiquid trading portfolio assets and liabilities, financial assets and liabilities and derivative financial instruments held at fair value

We focused on this area because for some of these assets and liabilities the external evidence supporting the Group’s valuations was limited because of the lack of a liquid market and the Directors’ judgement was required.

In particular we focused on the principal judgements and assumptions over the valuation of assets and liabilities with unobservable parameters. This included:

¡   The revision in the current year of the basis of valuation of the £17.4bn Education, Social Housing and Local Authority (‘ESHLA’) loan portfolio which is held at fair value; and

¡  The derivative valuation adjustments made by management including those made to reflect the costs of funding of uncollateralised derivatives and counterparty credit risk.

See Notes 14 to 18 to the financial statements on pages 275 to 295.

We assessed and tested the design and operating effectiveness of the controls over valuations and model approval. In those cases where the external information supporting the Group’s valuations was limited and the Directors’ judgement was required, we examined the Group’s internal price verification processes and controls that test those judgemental valuations against other information which, while not always directly comparable, may be indicative of the appropriate valuation. Where the Group used external pricing sources we examined the processes and controls operated by those sources.

We determined that we could rely on the controls operated by the Group and the external pricing sources for the purposes of our audit.

In addition we tested material valuations in detail and sought additional external evidence. We assessed the methodologies used, and the judgements and assumptions made, in evaluating unobservable valuation parameters.

We made our own examination of collateral disputes, market auctions and gains and losses on disposals and other events which could provide evidence about the appropriateness of the Group’s valuations. For the more significant financial instruments, we evaluated the valuation models used by the Group or made our own valuations and compared the results of our work to that of the Group. In some cases, this resulted in a different valuation to that calculated by management; but in our view the differences were within a reasonable range of outcomes in the context of the inherent uncertainties disclosed in the financial statements.

In relation to the particular matters set out opposite:

¡  We considered the appropriateness of the revision in ESHLA valuation methodology in the light of the changes in the current year, and we examined the revised methodology, seeking corroborative evidence for assumptions made where these were available;

¡   We assessed the methodology for the derivative valuation adjustments and compared it with our knowledge of current and emerging practice; the methodology, which is consistent with that used in previous years, was acceptable, but there is, as yet, no clearly accepted market practice; and

¡   We examined relevant transactions to corroborate the methodology for the derivative valuation adjustments and the assumptions made; and we found some comparable transactions, albeit limited in number.

Overall, in our view, in the context of the inherent uncertainties as disclosed in the financial statements, these valuations were within a reasonable range of outcomes.

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Area of focus	How our audit addressed the area of focus and what we found

Impairment of the carrying value of loans and advances to banks and to customers held at amortised cost

We focused on this area because the Directors make complex and subjective judgements over both timing of recognition of impairment and the estimation of the size of any such impairment.

In the Investment Bank and for Corporate Banking the material portion of impairment is individually calculated. For Personal Banking and Barclaycard the material portion of the impairment is calculated on a modelled basis for portfolios of loans and advances.

In particular we focused on:

¡   The principal assumptions underlying the calculation of impairment for portfolios of loans and advances, the operation of the models to make those calculations and the application of adjustments to the results produced by those models;

¡  How impairment events that have not yet resulted in a payment default are identified and measured; and

¡  The possible effects of the fall in global oil prices on the creditworthiness of relevant counterparties.

See Notes 7 and 20 to the financial statements on pages 268 and 297 respectively and the relevant parts of the Risk review to which they are cross-referred.

We assessed and tested the design and operating effectiveness of the controls over impairment data and calculations. These controls included those over the identification of which loans and advances were impaired and the calculation of the impairment provisions. We determined that we could rely on these controls for the purposes of our audit.

In addition, we examined a sample of loans and advances which had not been identified by management as potentially impaired and formed our own judgement as to whether that was appropriate including using external evidence in respect of the relevant counterparties. We found no material exceptions in these tests.

Where impairment was individually calculated, we tested a sample of loans and advances to ascertain whether the loss event (that is the point at which impairment is recognised) had been identified in a timely manner including, where relevant, how forbearance had been considered. Where impairment had been identified, we examined the forecasts of future cash flows prepared by management to support the calculation of the impairment, challenging the assumptions and comparing estimates to external evidence where available. We found no material exceptions in these tests.

Where impairment was calculated on a modelled basis, we tested the basis and operation of those models and the data and assumptions used. Our work included the following:

¡  We compared the principal assumptions made with our own knowledge of other practices and actual experience;

¡  We tested the operation of the models used to calculate the impairment including, in some cases, rebuilding those models or building our own models independently and comparing the results;

¡   We considered the potential for impairment to be affected by events which were not captured by management’s models and evaluated how management had responded to these by making further adjustments where appropriate; and

¡  We increased the extent of our sample of loans to counterparties whose business was sensitive to movements in the oil price.

In the case of some impairment provisions, we formed a different view from that of management, but in our view the differences were within a reasonable range of outcomes in the context of the overall loans and advances and the uncertainties disclosed in the financial statements.

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Independent Auditors’ report

Area of focus	How our audit addressed the area of focus and what we found

Provisions for the cost of conduct remediation

We focused on this area because the Directors have made provisions that require significant judgement in relation to the amount of current and potential future claims from customers for losses or damages associated with inappropriate business activities.

In particular, we focused on the provision for £1.1bn Payment Protection Insurance redress (‘PPI’).

See Note 27 to the financial statements on pages 303 to 305.

We assessed and tested the design and operating effectiveness of the Directors’ controls over the calculation of the provisions for the cost of conduct remediation. We determined that we could rely on these controls for the purposes of our audit. In view of the significant judgements involved, we also examined the more material provisions in detail and sought additional external evidence.

In relation to PPI, we examined the history of claim volumes and settlement amounts and assessed whether the assumptions underpinning the provision calculations, including future claims volumes and settlement amounts, were appropriate. This assessment considered the latest information available including regulatory inspections and communications and our knowledge of other such redress settlements.

As set out in the notes to the financial statements, because such assumptions concern future events, the calculations of the provisions are inherently uncertain. We considered the sensitivity of the provision to possible variations in those assumptions. This could result in different amounts for some provisions to those calculated by management, but in our view these differences were within a reasonable range of outcomes in the context of the degree of uncertainty.

Litigation and regulatory claims

We focused on this area because the Group is subject to challenge in respect of a number of legal, regulatory and competition matters, many of which are beyond its control. Consequently, the Directors make judgements about the incidence and quantum of such liabilities arising from litigation and regulatory or competition claims which are subject to the future outcome of legal or regulatory processes. In particular the Group has recognised a provision of £1,250m in the year for certain aspects of ongoing investigations involving certain authorities and litigation relating to Foreign Exchange.

See Note 29 to the financial statements on pages 306 to 314.

We assessed and tested the design and operating effectiveness of the controls over the identification and reporting of legal, regulatory and competition matters. We determined that we could rely on these controls for the purposes of our audit. In view of the significant judgements required, we also examined the more material provisions in detail and sought additional evidence.

We evaluated the Group’s assessment of the nature and status of litigation, claims and assessments and discussed them with Group management including in-house counsel for certain of the more significant cases.

We examined the Group’s conclusions with respect to the provisions and disclosures made for significant cases, both considering the correspondence between the Group and its external legal counsel and independently communicating with certain of those external legal counsel.

As set out in the financial statements, the outcome of such cases are dependent on the future outcome of continuing legal and regulatory processes and consequently the calculations of the provisions are subject to inherent uncertainty. In our view, the provisions had been arrived at based on the information currently available to the Group and after proper consideration of the legal advice received by the Group.

Provision for uncertain tax positions

We focused on this area because the Group is subject to taxation in many jurisdictions and, in many cases, the ultimate tax treatment is uncertain and is not determined until resolved with the relevant tax authority. Consequently, the Directors make judgements about the incidence and quantum of tax liabilities which are subject to the future outcome of assessments by the relevant tax authorities and potentially associated legal processes.

See Note 10 to the financial statements on pages 271 to 273.

We examined the correspondence between the Group and the relevant tax authorities and between the Group and its external advisers. We examined the matters in dispute and used our knowledge of the law of the relevant tax jurisdictions and other similar taxation matters to assess the available evidence and the provisions made by management.

As set out in the financial statements, since the settlement of the Group’s tax position is subject to future negotiation with various tax authorities, the calculations of the provisions are subject to inherent uncertainty. In our view, the provisions were within a reasonable range of outcomes in the context of that uncertainty.

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Area of focus	How our audit addressed the area of focus and what we found
IT systems and controls

We focused on this area because the Group’s financial accounting and reporting systems are heavily dependent on complex systems and there is a risk that automated accounting procedures and related IT dependent manual controls are not designed and operating effectively.

We assessed and tested the design and operating effectiveness of the controls over the continued integrity of the IT systems that are relevant to financial reporting. We examined the framework of governance over the Group’s IT organisation and the controls over program development and changes, access to programs and data and IT operations, including compensating controls where required. Where necessary we also carried out direct tests of certain aspects of the security of the Group’s IT systems including access management and segregation of duties.

The combination of the tests of the controls and the direct tests that we carried out gave us sufficient evidence to enable us to rely on the continued and proper operation of the Group’s IT systems for the purposes of our audit.

Re-segmentation

During the year the Group redefined the segments of the business for the purposes of financial reporting. As a consequence we paid particular attention to the following matters as part of our audit:

¡  That prior period financial information has been accurately restated in a manner consistent with the current year;

¡  The consistent application of the adjustments, allocations and other judgements necessary to divide the investment banking activities between the Investment Bank and Barclays Non-Core segments; and

¡   Whether there were any implication for impairment or the estimation of the fair value of assets or businesses because previous expectations for them may no longer hold true following the re-segmentation.

Our audit work focused on the following areas:

¡  We tested the restatement of the prior period financial information; we did not find any material discrepancies with the principles used in the current year;

¡   We tested the division of the investment banking activities for the full year; we did not find any material discrepancies with the principles adopted to define the new segments at the time of the restatement;

¡  We examined the valuation and impairment judgements of assets and businesses for which previous expectations may no longer hold true following the re-segmentation; we found no material exceptions; and

¡   In particular we examined the accounting treatment of the Group’s contracted sale of Barclays Bank SAU in Spain which was included in Barclays Non-Core; we concur with the treatment adopted.

How we developed the audit scope

We calibrated the scope of our audit to ensure that we performed enough work to be able to give an opinion on the financial statements as a whole, taking into account the geographic and segmental structure of the Group, the accounting processes and controls, and the industry in which the Group operates.

During the year the Group re-segmented its business into five core operating segments: Personal and Corporate Banking, Investment Bank, Africa Banking, Barclaycard and Head Office together with Barclays Non-Core. For the purposes of planning our audit, we identified all six segments as components in the Group audit (‘the components’).

In establishing our overall approach to audit the Group, we considered the significance of these components to the financial statements, our assessment of risk within each component, the overall coverage across the Group achieved by our procedures, as well as the risk associated with less significant components not brought into the normal scope of our audit.

We determined the type of work for each component that needed to be performed by us in relation to activity within the UK, or by other PwC network firms operating under our instruction in relation to activity outside the UK. Where the work was performed by those other firms, we determined the level of involvement we needed to have in their audit work to be able to conclude whether sufficient appropriate audit evidence had been obtained as a basis for our opinion on the Group financial statements as a whole. We also visited other PwC network firms to corroborate that our audit plan was appropriately actioned.

Of the six components, we performed an audit of the complete financial information of each of Personal and Corporate Banking, Investment Bank, Africa Banking and Barclaycard due to their size and their risk characteristics and each of the adjusting items. We also carried out specific audit procedures on certain financial statement line items in each of the remaining two components: Barclays Non-Core and Head Office.

In aggregate, our audit procedures accounted for:
Components	Proportion of Total Income	Proportion of Total Assets
Audit of the complete financial information of full scope components and adjusting items	80%	55%
Specific audit procedures for certain financial line items of the other two components	2%	31%
Out of scope	18%	14%
Total	100%	100%

This, together with additional procedures performed at the Group level, gave us the evidence we needed for our opinion on the Group financial statements as a whole.

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Independent Auditors’ report

Materiality

The scope of our audit was influenced by our application of materiality. We set certain quantitative thresholds for materiality. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures and to evaluate the effect of misstatements, both individually and on the financial statements as a whole.

Based on our professional judgement, we determined materiality for the financial statements as a whole as follows:

Overall group materiality	£330 million (2013: £310 million).
How we determined it

5% of adjusted profit before taxation excluding cost to achieve Transform. The adjusting items, as defined by management on page 230 are as follows: own credit, the gain on US Lehman acquisition assets, the provision for PPI and interest rate hedging redress, the provision for ongoing investigations and litigation relating to Foreign Exchange, the loss on the announced sale of the Spanish business, the ESHLA valuation revision and goodwill impairment.

Rationale for benchmark applied	The removal of these items mitigated undue volatility in determining our materiality and provided a more stable basis of determining materiality, focusing on the underlying profitability of the Group.

We agreed with the Board Audit Committee that we would report to them misstatements identified during our audit above £15 million (2013: £15 million) as well as any misstatements below that amount that, in our view, warranted reporting for qualitative reasons. In performing our audit we allocated materiality levels to our components. These are less than the overall group materiality.

Going concern

Under the Listing Rules we are required to review the Directors’ statement, set out on page 73, in relation to going concern. We have nothing to report having performed our review.

As noted in the Directors’ statement, the Directors have concluded that it is appropriate to prepare the Group’s and Parent Company’s financial statements using the going concern basis of accounting. The going concern basis presumes that the Group and Parent Company have adequate resources to remain in operation, and that the Directors intend them to do so, for at least one year from the date the financial statements were signed. In drawing this conclusion, the Directors have considered the regulatory capital position of the Group as well as the funding and liquidity position of the Group.

As part of our audit we have concluded that the Directors’ use of the going concern basis is appropriate. However, because not all future events or conditions can be predicted, these statements are not a guarantee as to the Group’s and the Parent Company’s ability to continue as a going concern.

Other required reporting

Consistency of other information

Companies Act 2006 opinion

In our opinion, the information given in the Strategic Report and the Directors’ Report for the financial year for which the financial statements are prepared is consistent with the financial statements.

ISAs (UK & Ireland) reporting

Under ISAs (UK & Ireland) we are required to report to you if, in our opinion:		Exceptions to report arising from this responsibility
¡	Information in the Annual Report is:	None
– Materially inconsistent with the information in the audited financial statements; or
– Apparently materially incorrect based on, or materially inconsistent with, our knowledge of the Group and Parent Company acquired in the course of performing our audit; or
– Otherwise misleading.
¡

The statement given by the Directors on page 73, in accordance with provision C.1.1 of the UK Corporate Governance Code (‘the Code’), that they consider the Annual Report taken as a whole to be fair, balanced and understandable and provides the information necessary for members to assess the Group’s and Parent Company’s performance, business model and strategy is materially inconsistent with our knowledge of the Group and Parent Company acquired in the course of performing our audit.

None
¡

The section of the Annual Report on page 41, as required by provision C.3.8 of the Code, describing the work of the Board Audit Committee does not appropriately address matters communicated by us to the Board Audit Committee.

None

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Adequacy of accounting records and information and explanations received
Under the Companies Act 2006 we are required to report to you if, in our opinion:		Exceptions to report arising from this responsibility
¡	We have not received all the information and explanations we require for our audit; or	None
¡	Adequate accounting records have not been kept by the Parent Company, or returns adequate for our audit have not been received from branches not visited by us; or	None
¡	The Parent Company financial statements and the part of the Directors’ Remuneration Report to be audited are not in agreement with the accounting records and returns.	None

Directors’ remuneration

Directors’ remuneration report – Companies Act 2006 opinion

In our opinion, the part of the Directors’ Remuneration Report required to be audited has been properly prepared in accordance with the Companies Act 2006.

Other Companies Act 2006 reporting

Under the Companies Act 2006 we are required to report to you if, in our opinion, certain disclosures of Directors’ remuneration specified by law are not made. We have no exceptions to report arising from this responsibility.

Corporate governance statement

Under the Listing Rules we are required to review the part of the Corporate Governance Statement relating to the Parent Company’s compliance with ten provisions of the UK Corporate Governance Code. We have nothing to report having performed our review.

Responsibilities for the financial statements and the audit

Our responsibilities and those of the directors

As explained more fully in the Directors’ Responsibility Statement set out on page 73, the Directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view.

Our responsibility is to audit and express an opinion on the financial statements in accordance with applicable law and ISAs (UK & Ireland). Those standards require us to comply with the Auditing Practices Board’s Ethical Standards for Auditors.

This report, including the opinions, has been prepared for and only for the Company’s members as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

What an audit of financial statements involves

An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of:

¡	Whether the accounting policies are appropriate to the Group’s and the Parent Company’s circumstances and have been consistently applied and adequately disclosed;

¡	The reasonableness of significant accounting estimates made by the Directors; and

¡	The overall presentation of the financial statements.

We primarily focus our work in these areas by assessing the Directors’ judgements against available evidence, forming our own judgements, and evaluating the disclosures in the financial statements.

We test and examine information, using sampling and other auditing techniques, to the extent we consider necessary to provide a reasonable basis for us to draw conclusions. We obtain audit evidence through testing the effectiveness of controls, substantive procedures or a combination of both.

In addition, we read all the financial and non-financial information in the Annual Report to identify material inconsistencies with the audited financial statements and to identify any information that is apparently materially incorrect based on, or materially inconsistent with, the knowledge acquired by us in the course of performing the audit. If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.

Andrew Ratcliffe (Senior Statutory Auditor)

for and on behalf of

PricewaterhouseCoopers LLP

Chartered Accountants and Statutory Auditors

London

2 March 2015

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Independent Registered Public Accounting Firm’s report

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Barclays PLC

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements present fairly, in all material respects, the financial position of Barclays PLC and its subsidiaries at 31 December 2014 and 31 December 2013, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in management’s report on internal control over financial reporting in the Directors’ Report appearing on page 68 of the Annual Report to Shareholders. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Notes 1 and 46 to the consolidated financial statements, the Company changed the manner in which it offsets certain financial instruments in 2014.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

London, United Kingdom

2 March 2015

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Consolidated financial statements Consolidated income statement

For the year ended 31 December	Notes	2014 £m	2013 £m	2012 £m
Continuing operations
Interest income	3	17,363	18,315	19,211
Interest expense	3	(5,283)	(6,715)	(7,557)
Net interest income		12,080	11,600	11,654
Fee and commission income	4	9,836	10,479	10,213
Fee and commission expense	4	(1,662)	(1,748)	(1,677)
Net fee and commission income		8,174	8,731	8,536
Net trading income	5	3,331	6,553	3,347
Net investment income	6	1,328	680	844
Net premiums from insurance contracts		669	732	896
Other income		186	148	332
Total income		25,768	28,444	25,609
Net claims and benefits incurred on insurance contracts		(480)	(509)	(600)
Total income net of insurance claims		25,288	27,935	25,009
Credit impairment charges and other provisions	7	(2,168)	(3,071)	(3,340)
Net operating income		23,120	24,864	21,669
Staff costs	8	(11,005)	(12,155)	(11,467)
Infrastructure costs	8	(3,443)	(3,531)	(3,399)
Administration and general expenses	8	(3,621)	(4,286)	(3,696)
Provision for PPI redress	27	(1,270)	(1,350)	(1,600)
Provision for interest rate hedging products redress	27	160	(650)	(850)
Provision for ongoing investigations and litigation relating to Foreign Exchange	27	(1,250)	–	–
Operating expenses	8	(20,429)	(21,972)	(21,012)
Share of post-tax results of associates and joint ventures		36	(56)	110
(Loss)/profit on disposal of subsidiaries, associates and joint ventures	9	(471)	6	28
Gain on acquisitions		–	26	2
Profit before tax		2,256	2,868	797
Taxation	10	(1,411)	(1,571)	(616)
Profit after tax		845	1,297	181

Attributable to:
Equity holders of the parent		(174)	540	(624)
Other equity holders		250	–	–
Total equity holders		76	540	(624)
Non-controlling interests	33	769	757	805
Profit after tax		845	1,297	181

		p	p	p
Earnings per share
Basic (loss)/earnings per share[a]	11	(0.7)	3.8	(4.8)
Diluted (loss)/earnings per share[a]	11	(0.7)	3.7	(4.8)

Note

a	The profit after tax attributable to other equity holders of £250m (2013: £nil) is offset by a tax credit recorded in reserves of £54m (2013: £nil). The net amount of £196m, along with NCI, is deducted from profit after tax in order to calculate earnings per share.

barclays.com/annualreport	Barclays PLC Annual Report 2014 | 255

Consolidated financial statements Consolidated statement of comprehensive income

For the year ended 31 December	2014 £m	2013 £m	2012 £m
Profit after tax	845	1,297	181
Other comprehensive income/(loss) from continuing operations:
Currency translation reserve
Currency translation differences	486	(1,767)	(1,548)
Available for sale reserve
Net gains/(losses) from changes in fair value	5,333	(2,734)	1,237
Net gains transferred to net profit on disposal	(619)	(145)	(703)
Net (gains)/losses transferred to net profit due to impairment	(31)	(7)	40
Net (gains)/losses transferred to net profit due to fair value hedging	(4,074)	2,376	474
Changes in insurance liabilities	(94)	28	(150)
Tax	(102)	100	(352)
Cash flow hedging reserve
Net gains/(losses) from changes in fair value	2,687	(1,914)	1,499
Net gains transferred to net profit	(767)	(547)	(695)
Tax	(380)	571	(142)
Other	(42)	(37)	96
Total comprehensive income/(loss) that may be recycled to profit or loss	2,397	(4,076)	(244)

Other comprehensive income/(loss) not recycled to profit or loss:
Retirement benefit remeasurements	268	(512)	(1,553)
Tax	(63)	(3)	318
Other comprehensive income/(loss) for the period	2,602	(4,591)	(1,479)
Total comprehensive income/(loss) for the year	3,447	(3,294)	(1,298)

Attributable to:
Equity holders of the parent	2,756	(3,406)	(1,894)
Non-controlling interests	691	112	596
	3,447	(3,294)	(1,298)

256 | Barclays PLC Annual Report 2014	barclays.com/annualreport

Consolidated financial statements Consolidated balance sheet

As at	Notes	31 December 2014 £m	31 December 2013[a] £m	1 January 2013[a] £m
Assets
Cash and balances at central banks		39,695	45,687	86,191
Items in the course of collection from other banks		1,210	1,282	1,473
Trading portfolio assets	13	114,717	133,069	146,352
Financial assets designated at fair value	14	38,300	38,968	46,629
Derivative financial instruments	15	439,909	350,300	485,140
Available for sale investments	16	86,066	91,756	75,109
Loans and advances to banks	20	42,111	39,422	41,799
Loans and advances to customers	20	427,767	434,237	430,601
Reverse repurchase agreements and other similar secured lending	22	131,753	186,779	176,522
Prepayments, accrued income and other assets		3,607	3,920	4,080
Investments in associates and joint ventures	38	711	653	633
Property, plant and equipment	23	3,786	4,216	5,754
Goodwill and intangible assets	24	8,180	7,685	7,915
Current tax assets	10	334	219	252
Deferred tax assets	10	4,130	4,807	3,563
Retirement benefit assets	35	56	133	53
Non-current assets classified as held for disposal	45	15,574	495	285
Total assets		1,357,906	1,343,628	1,512,351
Liabilities
Deposits from banks		58,390	55,615	77,345
Items in the course of collection due to other banks		1,177	1,359	1,587
Customer accounts		427,704	431,998	390,828
Repurchase agreements and other similar secured borrowing	22	124,479	196,748	217,178
Trading portfolio liabilities	13	45,124	53,464	44,794
Financial liabilities designated at fair value	17	56,972	64,796	78,561
Derivative financial instruments	15	439,320	347,118	480,987
Debt securities in issue		86,099	86,693	119,525
Subordinated liabilities	30	21,153	21,695	24,018
Accruals, deferred income and other liabilities	26	11,423	12,934	12,532
Provisions	27	4,135	3,886	2,766
Current tax liabilities	10	1,021	1,042	621
Deferred tax liabilities	10	262	373	341
Retirement benefit liabilities	35	1,574	1,958	1,282
Liabilities included in disposal groups classified as held for sale	45	13,115	–	–
Total liabilities		1,291,948	1,279,679	1,452,365

Total equity
Called up share capital and share premium	31	20,809	19,887	12,477
Other equity instruments	31	4,322	2,063	–
Other reserves	32	2,724	249	3,674
Retained earnings		31,712	33,186	34,464
Total equity excluding non-controlling interests		59,567	55,385	50,615
Non-controlling interests	33	6,391	8,564	9,371
Total equity		65,958	63,949	59,986
Total liabilities and equity		1,357,906	1,343,628	1,512,351

The Board of Directors approved the financial statements on pages 255 to 342 on 2 March 2015.

Sir David Walker

Group Chairman

Antony Jenkins

Group Chief Executive

Tushar Morzaria

Group Finance Director

Note

a	The prior year has been restated to reflect the adaptation of IAS 32 revised standard.

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Consolidated financial statements Consolidated statement of changes in equity

	Called up share capital and share premium[a] £m	Other equity instruments[a] £m	Available for sale reserve[b] £m	Cash flow hedging reserve[b] £m	Currency translation reserve[b] £m	Other reserves and treasury shares[b] £m	Retained earnings £m	Total equity excluding non- controlling interests £m	Non- controlling interests £m	Total equity £m
Balance as at 1 January 2014	19,887	2,063	148	273	(1,142)	970	33,186	55,385	8,564	63,949
Profit after tax	–	250	–	–	–	–	(174)	76	769	845
Currency translation movements	–	–	–	–	560	–	–	560	(74)	486
Available for sale investments	–	–	414	–	–	–	–	414	(1)	413
Cash flow hedges	–	–	–	1,544	–	–	–	1,544	(4)	1,540
Pension remeasurement	–	–	–	–	–	–	205	205	–	205
Other	–	–	–	–	–	–	(43)	(43)	1	(42)
Total comprehensive income for the year	–	250	414	1,544	560	–	(12)	2,756	691	3,447
Issue of new ordinary shares	150	–	–	–	–	–	–	150	–	150
Issue of shares under employee share schemes	772	–	–	–	–	–	693	1,465	–	1,465
Issue and exchange of other equity instruments	–	2,263	–	–	–	–	(155)	2,108	(1,527)	581
Other equity instruments coupons paid	–	(250)	–	–	–	–	54	(196)	–	(196)
Redemption of preference shares	–	–	–	–	–	–	(104)	(104)	(687)	(791)
Increase in treasury shares	–	–	–	–	–	(909)	–	(909)	–	(909)
Vesting of shares under employee share schemes	–	–	–	–	–	866	(866)	–	–	–
Dividends paid	–	–	–	–	–	–	(1,057)	(1,057)	(631)	(1,688)
Other reserve movements	–	(4)	–	–	–	–	(27)	(31)	(19)	(50)
Balance as at 31 December 2014	20,809	4,322	562	1,817	(582)	927	31,712	59,567	6,391	65,958

Balance as at 1 January 2013	12,477	–	527	2,099	59	989	34,464	50,615	9,371	59,986
Profit after tax	–	–	–	–	–	–	540	540	757	1,297
Currency translation movements	–	–	–	–	(1,201)	–	–	(1,201)	(566)	(1,767)
Available for sale investments	–	–	(379)	–	–	–	–	(379)	(3)	(382)
Cash flow hedges	–	–	–	(1,826)	–	–	–	(1,826)	(64)	(1,890)
Pension remeasurement	–	–	–	–	–	–	(503)	(503)	(12)	(515)
Other	–	–	–	–	–	–	(37)	(37)	–	(37)
Total comprehensive (loss)/income for the year	–	–	(379)	(1,826)	(1,201)	–	–	(3,406)	112	(3,294)
Issue of new ordinary shares	6,620	–	–	–	–	–	–	6,620	–	6,620
Issue of shares under employee share schemes	790	–	–	–	–	–	689	1,479	–	1,479
Issue of other equity instruments	–	2,063	–	–	–	–	–	2,063	–	2,063
Increase in treasury shares	–	–	–	–	–	(1,066)	–	(1,066)	–	(1,066)
Vesting of shares under employee share schemes	–	–	–	–	–	1,047	(1,047)	–	–	–
Dividends paid	–	–	–	–	–	–	(859)	(859)	(813)	(1,672)
Other reserve movements	–	–	–	–	–	–	(61)	(61)	(106)	(167)
Balance as at 31 December 2013	19,887	2,063	148	273	(1,142)	970	33,186	55,385	8,564	63,949

Notes

a	For further details refer to Note 31.
b	For further details refer to Note 32.

258 | Barclays PLC Annual Report 2014	barclays.com/annualreport

Consolidated financial statements Consolidated cash flow statement

For the year ended 31 December	2014 £m	2013 £m	2012 £m
Continuing operations
Reconciliation of profit before tax to net cash flows from operating activities:
Profit before tax	2,256	2,868	797
Adjustment for non-cash items:
Allowance for impairment	2,168	3,071	3,340
Depreciation, amortisation and impairment of property, plant, equipment and intangibles	1,279	1,274	1,119
Other provisions, including pensions	3,600	3,674	3,080
Net profit on disposal of investments and property, plant and equipment	(619)	(145)	(679)
Other non-cash movements	(808)	(1,293)	5,565
Changes in operating assets and liabilities
Net decrease/(increase) in loans and advances to banks and customers	3,684	(3,915)	558
Net decrease/(increase) in reverse repurchase agreements and other similar lending	55,021	(10,264)	(23,492)
Net (decrease) in deposits and debt securities in issue	(2,113)	(13,392)	(4,201)
Net (decrease)/increase in repurchase agreements and other similar borrowing	(72,269)	(20,430)	9,886
Net decrease in derivative financial instruments	2,593	971	5,587
Net decrease in trading assets	18,368	13,443	6,896
Net (decrease)/increase in trading liabilities	(8,340)	8,670	(973)
Net (increase) in financial investments	(7,156)	(6,114)	(18,764)
Net (increase)/decrease in other assets	(14,694)	128	535
Net decrease/(increase) in other liabilities	8,141	(1,930)	(1,354)
Corporate income tax paid	(1,552)	(1,558)	(1,516)
Net cash from operating activities	(10,441)	(24,942)	(13,616)
Purchase of available for sale investments	(108,645)	(92,015)	(80,797)
Proceeds from sale or redemption of available for sale investments	120,843	69,473	73,773
Purchase of property, plant and equipment	(657)	(736)	(604)
Other cash flows associated with investing activities	(886)	633	531
Net cash from investing activities	10,655	(22,645)	(7,097)
Dividends paid	(1,688)	(1,672)	(1,427)
Proceeds of borrowings and issuance of subordinated debt	826	700	2,258
Repayments of borrowings and redemption of subordinated debt	(1,100)	(1,425)	(2,680)
Net issue of shares and other equity instruments	559	9,473	97
Net purchase of treasury shares	(909)	(1,066)	(979)
Net redemption of shares issued to non-controlling interests	(746)	(100)	(111)
Net cash from financing activities	(3,058)	5,910	(2,842)
Effect of exchange rates on cash and cash equivalents	(431)	198	(4,111)
Net decrease in cash and cash equivalents	(3,275)	(41,479)	(27,666)
Effect of IFRS10 on opening balance	–	–	96
Cash and cash equivalents at beginning of year	81,754	123,233	150,803
Cash and cash equivalents at end of year	78,479	81,754	123,233
Cash and cash equivalents comprise:
Cash and balances at central banks	39,695	45,687	86,191
Loans and advances to banks with original maturity less than three months	36,282	35,259	34,810
Available for sale treasury and other eligible bills with original maturity less than three months	2,322	644	2,228
Trading portfolio assets with original maturity less than three months	180	164	4
	78,479	81,754	123,233

Interest received was £22,384m (2013: £23,387m, 2012: £24,390) and interest paid was £9,251m (2013: £10,709m, 2012: £16,701m).

The Group is required to maintain balances with central banks and other regulatory authorities and these amounted to £4,448m (2013: £4,722m, 2012: £5,169m).

For the purposes of the cash flow statement, cash comprises cash on hand and demand deposits, and cash equivalents comprise highly liquid investments that are convertible into cash with an insignificant risk of changes in value with original maturities of three months or less. Repurchase and reverse repurchase agreements are not considered to be part of cash equivalents.

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Financial statements of Barclays PLC Parent company accounts

Income statement
For the year ended 31 December	Notes	2014 £m	2013 £m	2012 £m
Dividends received from subsidiary		821	734	696
Net interest (expense)/income		(6)	(6)	4
Other income/(expense)	46	275	(137)	16
Management charge from subsidiary		(6)	(6)	(5)
Profit before tax		1,084	585	711
Tax		(57)	35	(4)
Profit after tax		1,027	620	707
Attributable to
Ordinary equity holders		777	620	707
Other equity holders		250	–	–

Profit after tax and total comprehensive income for the year was £1,027m (2013: £620m, 2012: £707m). There were no other components of total comprehensive income other than the profit after tax.

The Company had no staff during the year (2013: nil, 2012: nil).

Balance sheet
As at 31 December		Notes	2014 £m	2013 £m
Assets
Investment in subsidiary		46	33,743	30,059
Loans and advances to subsidiary		46	2,866	–
Derivative financial instrument		46	313	271
Other assets			174	812
Total assets			37,096	31,142

Liabilities
Deposits from banks			528	400
Subordinated liabilities		46	810	–
Debt securities in issue		46	2,056	–
Other liabilities			10	–
Total liabilities			3,404	400

Shareholders’ equity
Called up share capital		31	4,125	4,028
Share premium account		31	16,684	15,859
Other equity instruments		31	4,326	2,063
Capital redemption reserve			394	394
Retained earnings			8,163	8,398
Total shareholders’ equity			33,692	30,742
Total liabilities and shareholders’ equity			37,096	31,142

The financial statements on pages 260 and 261 and the accompanying note on page 342 were approved by the Board of Directors on 2 March 2015 and signed on its behalf by:

Sir David Walker

Group Chairman

Antony Jenkins

Group Chief Executive

Tushar Morzaria

Group Finance Director

260 | Barclays PLC Annual Report 2014	barclays.com/annualreport

Statement of changes in equity
	Notes	Called up share capital and share premium £m	Other equity instruments £m	Capital reserves and other equity £m	Retained earnings £m	Total equity £m
Balance as at 1 January 2014		19,887	2,063	394	8,398	30,742
Profit after tax and total comprehensive income		–	250	–	777	1,027
Issue of new ordinary shares		150	–	–	–	150
Issue of shares under employee share schemes		772	–	–	–	772
Issue of other equity instruments		–	2,263	–	–	2,263
Dividends	12	–	–	–	(1,057)	(1,057)
Other equity instruments coupons paid		–	(250)	–	54	(196)
Other		–	–	–	(9)	(9)
Balance as at 31 December 2014		20,809	4,326	394	8,163	33,692

Balance as at 1 January 2013		12,477	–	394	8,654	21,525
Profit after tax and total comprehensive income		–	–	–	620	620
Issue of new ordinary shares		6,620	–	–	–	6,620
Issue of shares under employee share schemes		790	–	–	–	790
Issue of other equity instruments		–	2,063	–	–	2,063
Dividends	12	–	–	–	(859)	(859)
Other		–	–	–	(17)	(17)
Balance as at 31 December 2013		19,887	2,063	394	8,398	30,742

Cash flow statement
For the year ended 31 December				2014 £m	2013 £m	2012 £m
Reconciliation of profit before tax to net cash flows from operating activities:
Profit before tax				1,084	585	711
Changes in operating assets and liabilities				734	(546)	(72)
Other non-cash movements				(43)	(20)	(4)
Corporate income tax paid				38	(3)	–
Net cash from operating activities				1,813	16	635
Capital contribution to subsidiary				(3,684)	(8,630)	–
Net cash used in investing activities				(3,684)	(8,630)	–
Issue of shares and other equity instruments				3,185	9,473	97
Net (increase) in loans and advances to bank subsidiaries of the Parent				(2,866)	–	–
Net increase in deposits and debt securities in issue				2,056	–	–
Proceeds of borrowings and issuance of subordinated debt[a]				803	–	–
Dividends paid				(1,057)	(859)	(733)
Coupons paid				(250)	–	–
Net cash from financing activities				1,871	8,614	(636)
Net decrease in cash and cash equivalents				–	–	(1)
Cash and cash equivalents at beginning of year				–	–	1
Cash and cash equivalents at end of year				–	–	–

Net cash from operating activities includes:
Dividends received				821	734	696
Interest received/(paid)				(6)	(6)	4

The Parent Company’s principal activity is to hold the investment in its wholly-owned subsidiary, Barclays Bank PLC. Dividends received are treated as operating income.

The Company was not exposed at 31 December 2014 or 2013 to significant risks arising from the financial instruments it holds, which comprised loans and advances and other assets which had no market risk or material credit risk.

Note

a	Excluding interest of £7m.

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Notes to the financial statements For the year ended 31 December 2014

This section describes Barclays’ significant accounting policies and critical accounting estimates that relate to the financial statements and notes as a whole. If an accounting policy or a critical accounting estimate relates to a specific note, the applicable accounting policy and/or critical accounting estimate is contained within the relevant note.

1 Significant accounting policies

1. Reporting entity

These financial statements are prepared for Barclays PLC and its subsidiaries (the Barclays PLC Group or the Group) under Section 399 of the Companies Act 2006. The Group is a major global financial services provider engaged in retail banking, credit cards, wholesale banking, investment banking, wealth management and investment management services. In addition, individual financial statements have been presented for the holding company.

2. Compliance with International Financial Reporting Standards

The consolidated financial statements of the Group, and the individual financial statements of Barclays PLC, have been prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations (IFRICs) issued by the Interpretations Committee, as published by the International Accounting Standards Board (IASB). They are also in accordance with IFRS and IFRIC interpretations endorsed by the European Union. The principal accounting policies applied in the preparation of the consolidated and individual financial statements are set out below, and in the relevant notes to the financial statements. These policies have been consistently applied.

3. Basis of preparation

The consolidated and individual financial statements have been prepared under the historical cost convention modified to include the fair valuation of investment property, and particular financial instruments, to the extent required or permitted under IFRS as set out in the relevant accounting policies. They are stated in millions of pounds Sterling (£m), the functional currency of Barclays PLC.

4. Accounting policies

Barclays prepares financial statements in accordance with IFRS. The Group’s significant accounting policies relating to specific financial statement items, together with a description of the accounting estimates and judgements that were critical to preparing them, are set out under the relevant notes. Accounting policies that affect the financial statements as a whole are set out below.

(i) Consolidation

Barclays applies IFRS 10 Consolidated Financial Statements.

The consolidated financial statements combine the financial statements of Barclays PLC and all its subsidiaries. Subsidiaries are entities over which Barclays PLC has control. The Group has control over another entity when the Group has all of the following:

1) power over the relevant activities of the investee, for example through voting or other rights;

2) exposure to, or rights to, variable returns from its involvement with the investee; and

3) the ability to affect those returns through its power over the investee.

The assessment of control is based on the consideration of all facts and circumstances. The Group reassesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control.

Intra-group transactions and balances are eliminated on consolidation and consistent accounting policies are used throughout the Group for the purposes of the consolidation.

Changes in ownership interests in subsidiaries are accounted for as equity transactions if they occur after control has already been obtained and they do not result in loss of control.

Details of the principal subsidiaries are given in Note 36.

(ii) Foreign currency translation

The Group applies IAS 21 The Effects of Changes in Foreign Exchange Rates. Transactions and balances in foreign currencies are translated into Sterling at the rate ruling on the date of the transaction. Foreign currency balances are translated into Sterling at the period end exchange rates. Exchange gains and losses on such balances are taken to the income statement.

The Group’s foreign operations (including subsidiaries, joint ventures, associates and branches) based mainly outside the UK may have different functional currencies. The functional currency of an operation is the currency of the main economy to which it is exposed.

Prior to consolidation (or equity accounting) the assets and liabilities of non-Sterling operations are translated at the closing rate and items of income, expense and other comprehensive income are translated into Sterling at the rate on the date of the transactions. Exchange differences arising on the translation of foreign operations are included in currency translation reserves within equity. These are transferred to the income statement when the Group loses control, joint control or significant influence over the foreign operation or on partial disposal of the operation.

As the consolidated financial statements include partnerships where the Group member is a partner, advantage has been taken of the exemption under Regulation 7 of the Partnership (Accounts) Regulations 2008 with regard to preparing and filing of individual partnership financial statements.

262 | Barclays PLC Annual Report 2014	barclays.com/annualreport

1 Significant accounting policies continued

(iii) Financial assets and liabilities

The Group applies IAS 39 Financial Instruments: Recognition and Measurement the recognition, classification and measurement, and derecognition of financial assets and financial liabilities, the impairment of financial assets, and hedge accounting.

Recognition

The Group recognises financial assets and liabilities when it becomes a party to the terms of the contract, which is the trade date or the settlement date.

Classification and measurement

Financial assets and liabilities are initially recognised at fair value and may be held at fair value or amortised cost depending on the Group’s intention toward the assets and the nature of the assets and liabilities, mainly determined by their contractual terms.

The accounting policy for each type of financial asset or liability is included within the relevant note for the item. The Group’s policies for determining the fair values of the assets and liabilities are set out in Note 18.

Derecognition

The Group derecognises a financial asset, or a portion of a financial asset, from its balance sheet where the contractual rights to cash flows from the asset have expired, or have been transferred, usually by sale, and with them either substantially all the risks and rewards of the asset or significant risks and rewards, along with the unconditional ability to sell or pledge the asset.

Financial liabilities are de-recognised when the liability has been settled, has expired or has been extinguished. An exchange of an existing financial liability for a new liability with the same lender on substantially different terms – generally a difference of 10% in the present value of the cash flows or a substantive qualitative amendment – is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability.

Critical accounting estimates and judgements

Transactions in which the Group transfers assets and liabilities, portions of them, or financial risks associated with them can be complex and it may not be obvious whether substantially all of the risks and rewards have been transferred. It is often necessary to perform a quantitative analysis. Such an analysis compares the Group’s exposure to variability in asset cash flows before the transfer with its retained exposure after the transfer.

A cash flow analysis of this nature may require judgement. In particular, it is necessary to estimate the asset’s expected future cash flows as well as potential variability around this expectation. The method of estimating expected future cash flows depends on the nature of the asset, with market and market-implied data used to the greatest extent possible. The potential variability around this expectation is typically determined by stressing underlying parameters to create reasonable alternative upside and downside scenarios. Probabilities are then assigned to each scenario. Stressed parameters may include default rates, loss severity, or prepayment rates.

(iv) Issued debt and equity instruments

The Group applies IAS 32, Financial Instruments: Presentation, to determine whether funding is either a financial liability (debt) or equity.

Issued financial instruments or their components are classified as liabilities if the contractual arrangement results in the Group having a present obligation to either deliver cash or another financial asset, or a variable number of equity shares, to the holder of the instrument. If this is not the case, the instrument is generally an equity instrument and the proceeds included in equity, net of transaction costs. Dividends and other returns to equity holders are recognised when paid or declared by the members at the AGM and treated as a deduction from equity.

Where issued financial instruments contain both liability and equity components, these are accounted for separately. The fair value of the debt is estimated first and the balance of the proceeds is included within equity.

5. New and amended standards and interpretations

The accounting policies adopted are consistent with those of the previous financial year, except where new standards and amendments to IFRS effective as of 1 January 2014 have resulted in changes in accounting policy. The only new amended standard that had a material impact on Barclays accounting policies was IAS 32, Amendments to Offsetting Financial Assets and Financial Liabilities which clarified the circumstances in which netting is permitted, in particular what constitutes a currently legally enforceable right of set-off and the circumstances in which gross settlement systems may be considered equivalent to net settlement.

The effect of the adoption of these new or amended standards on the Group’s financial position, performance and cash flows is disclosed on page 339. All relevant comparatives have been revised to reflect these changes.

6. Future accounting developments

There have been and are expected to be a number of significant changes to the Group’s financial reporting after 2014 as a result of amended or new accounting standards that have been or will be issued by the IASB. The most significant of these are as follows:

In 2014, the IASB issued IFRS 9, Financial Instruments which will replace IAS 39 Financial Instruments: Recognition and Measurement. It will lead to significant changes in the accounting for financial instruments. The key changes relate to:

¡	Financial assets: Financial assets will be held at either fair value or amortised cost, except for equity investments not held for trading and certain debt instruments, which may be held at fair value through other comprehensive income;

¡	Financial liabilities: Gains and losses arising from changes in own credit on non-derivative financial liabilities designated at fair value through profit or loss will be excluded from the income statement and instead taken to other comprehensive income;

¡	Impairment: Credit losses expected at the balance sheet date (rather than only losses incurred in the year) on loans, debt securities and loan commitments not held at fair value through profit or loss will be reflected in impairment allowances; and

¡	Hedge accounting: Hedge accounting will be more closely aligned with financial risk management.

barclays.com/annualreport	Barclays PLC Annual Report 2014 | 263

Notes to the financial statements For the year ended 31 December 2014

1 Significant accounting policies continued

Adoption is not mandatory until periods beginning on or after 1 January 2018. The standard has not been endorsed by the EU. At this stage, it is not possible to determine the potential financial impacts of adoption on the Group.

In 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers which will replace IAS 18 Revenue and IAS 11 Construction Contracts. It applies to all contracts with customers except leases, financial instruments and insurance contracts. The standard will establish a more systematic approach for revenue measurement and recognition. Adoption is not mandatory until periods beginning on or after 1 January 2017. The standard has not been endorsed by the EU. Adoption of the standard is not expected to have a significant impact.

In addition, the IASB has indicated that it will issue a new standard on accounting for leases. Under the proposals, lessees would be required to recognise assets and liabilities arising from both operating and finance leases on the balance sheet. The IASB also plans to issue a new standard on insurance contracts. The Group will consider the financial impacts of these new standards as they are finalised.

Critical accounting estimates and judgements

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise judgement in applying the accounting policies. The key areas involving a higher degree of judgement or complexity, or areas where assumptions are significant to the consolidated and individual financial statements are highlighted under the relevant note. Critical accounting estimates and judgements are disclosed in:

	Page		Page
Credit impairment charges and other provisions	268	Fair value of financial instruments	280
Income taxes	271	Provisions	303
Available for sale assets	279	Retirement benefit obligations	323

7. Other disclosures

To improve transparency and ease of reference, by concentrating related information in one place, and to reduce duplication, certain disclosures required under IFRS have been included within the Risk management section as follows:

¡	Segmental reporting on pages 229 to 242;

¡	Credit risk management, on pages 128 and 129, including exposures to selected countries;

¡	Market risk, on pages 130 and 131;

¡	Funding risk – capital, on pages 132 and 133; and

¡	Funding risk – liquidity, on page 134.

These are covered by the Audit opinion included on pages 247 to 253.

264 | Barclays PLC Annual Report 2014	barclays.com/annualreport

Notes to the financial statements Performance/return

The notes included in this section focus on the results and performance of the Group. Information on the income generated, expenditure incurred, segmental performance, tax, earnings per share and dividends are included here.

2 Segmental reporting

Presentation of segmental reporting

The Group’s segmental reporting is in accordance with IFRS 8 Operating Segments. Operating segments are reported in a manner consistent with the internal reporting provided to the Executive Committee, which is responsible for allocating resources and assessing performance of the operating segments, and has been identified as the chief operating decision maker. All transactions between business segments are conducted on an arm’s length basis, with intra-segment revenue and costs being eliminated in Head Office. Income and expenses directly associated with each segment are included in determining business segment performance.

The Group’s activities have been resegmented into Core and Non-Core business units as part of the Group strategy update announced in May 2014. Comparatives have also been updated. The Core business consists of Personal & Corporate Banking (PCB), Barclaycard, Africa Banking, Investment Bank and Head Office. Barclays Non-Core (BNC) groups together businesses and assets that are no longer strategically attractive to Barclays.

An analysis of the Group’s performance by business segment and income by geographic segment is included on pages 229 and 230. Further details on each of the new segments are provided on pages 231 to 242.

3 Net interest income

Accounting for interest income and expense

The Group applies IAS 39 Financial Instruments: Recognition and Measurement. Interest income on loans and advances at amortised cost, available for sale debt investments, and interest expense on financial liabilities held at amortised cost, are calculated using the effective interest method which allocates interest, and direct and incremental fees and costs, over the expected lives of the assets and liabilities.

The effective interest method requires the Group to estimate future cash flows, in some cases based on its experience of customers’ behaviour, considering all contractual terms of the financial instrument, as well as the expected lives of the assets and liabilities. Due to the large number of product types (both assets and liabilities), in the normal course of business there are no individual estimates that are material to the results or financial position.

	2014 £m	2013 £m	2012 £m

Cash and balances with central banks	193	219	253
Available for sale investments	1,615	1,804	1,736
Loans and advances to banks	446	468	376
Loans and advances to customers	14,677	15,613	16,448
Other	432	211	399

Interest income	17,363	18,315	19,212

Deposits from banks	(199)	(201)	(257)
Customer accounts	(1,473)	(2,656)	(2,485)
Debt securities in issue	(1,922)	(2,176)	(2,921)
Subordinated liabilities	(1,622)	(1,572)	(1,632)
Other	(67)	(110)	(263)

Interest expense	(5,283)	(6,715)	(7,558)

Net interest income	12,080	11,600	11,654

Interest income includes £153m (2013: £179m; 2012: £211m) accrued on impaired loans.

Other interest income principally includes interest income relating to reverse repurchase agreements and hedging activity. Similarly, other interest expense principally includes interest expense relating to repurchase agreements and hedging activity.

Included in net interest income is hedge ineffectiveness as detailed on page 278.

barclays.com/annualreport	Barclays PLC Annual Report 2014 | 265

Notes to the financial statements Performance/return

3 Net interest income continued

2014

Net interest income increased by 4% to £12,080m driven by improvements in PCB savings margins and volume growth in Barclaycard, partially offset by a reduction in Africa Banking due to currency movements and the sale and run-down of assets in BNC. Interest income decreased by 5% to £17,363m driven by a reduction in income from loans and advances to customers which fell 6% to £14,677m. Interest expense reduced 21% to £5,283m, driven by a reduction in interest on customer accounts of £1,183m to £1,473m.

2013

Net interest income declined by 1% to £11,600m with lower net interest income in BNC, Head Office and Africa Banking offset by increases in Barclaycard, PCB, and the Investment Bank. Interest income decreased by 5% to £18,315m driven by a reduction in income from loans and advances to customers which fell 5% to £15,613m. Interest expense reduced 11% to £6,715m, driven by a reduction in interest on debt securities in issue of £745m to £2,176m due to lower average balances and lower yields.

4 Net fee and commission income

Accounting for net fee and commission income

The Group applies IAS 18 Revenue. Fees and commissions charged for services provided or received by the Group are recognised as the services are provided, for example on completion of the underlying transaction.

	2014 £m	2013 £m	2012 £m

Fee and commission income
Banking, investment management and credit related fees and commissions	9,681	10,311	10,037
Foreign exchange commission	155	168	176

Fee and commission income	9,836	10,479	10,213
Fee and commission expense	(1,662)	(1,748)	(1,677)

Net fee and commission income	8,174	8,731	8,536

2014

Net fee and commission income decreased £557m to £8,174m. This was driven by lower fees as a result of decreased debt underwriting fees and declines in cash commissions reflecting lower volumes in the Investment Bank. Further decreases were caused by the launch of the revised PCB overdraft proposition, which recognises the majority of the overdraft income as net interest income as opposed to fee income, and adverse currency movements in Africa Banking. These movements were partly offset by increases in Barclaycard driven by growth in payment volumes.

2013

Net fee and commission income remained stable with a £195m increase to £8,731m. Higher fees as a result of increased volumes within Barclaycard Business Payment and US portfolios, and growth in equity underwriting activity and a strong equity capital market deal calendar, were offset by lower commissions mainly from syndicate and advisory business following concerns about potential slowing down of quantitative easing and the impact of adverse currency movements in Africa Banking.

266 | Barclays PLC Annual Report 2014	barclays.com/annualreport

5 Net trading income

Accounting for net trading income

In accordance with IAS 39, trading positions are held at fair value, and the resulting gains and losses are included in the income statement, together with interest and dividends arising from long and short positions and funding costs relating to trading activities.

Income arises from both the sale and purchase of trading positions, margins which are achieved through market-making and customer business and from changes in fair value caused by movements in interest and exchange rates, equity prices and other market variables.

Own credit gains/losses arise from the fair valuation of financial liabilities designated at fair value through profit or loss. See Note 17 Financial liabilities designated at fair value.

	2014 £m	2013 £m	2012 £m
Trading income	3,297	6,773	7,926
Own credit gains/(losses)	34	(220)	(4,579)
Net trading income	3,331	6,553	3,347

Included within net trading income were losses of £1,051m (2013: £914m gain; 2012: £656m gain) on financial assets designated at fair value and losses of £65m (2013: £684m loss; 2012: £3,980m loss) on financial liabilities designated at fair value.

2014

Net trading income decreased 49% to £3,331m, primarily reflecting a £2,666m decrease in trading income, as lower volatility and subdued trading activity combined with tighter spreads reduced income across a number of businesses. Disposals and running down of certain BNC businesses and the £935m fair value reduction on the ESHLA portfolio (see Note 18 for further details) also contributed to the lower income. This was partially offset by a £254m favourable variance in own credit gains/losses.

2013

Net trading income increased 96% to £6,553m, primarily reflecting a £4,359m variance in own credit (2013: £220m charge; 2012: £4,579m charge) as a result of improved credit spreads on Barclays’ issued debt. This was offset partially by a £1,153m decrease in underlying trading income, reflecting market uncertainty around central banks’ tapering of quantitative easing programmes across a number of product areas.

6 Net investment income

Accounting for net investment income

Dividends are recognised when the right to receive the dividend has been established. Other accounting policies relating to net investment income are set out in Note 16 Available for sale financial assets and Note 14 Financial assets designated at fair value.

	2014 £m	2013 £m	2012 £m
Net gain from disposal of available for sale investments	620	145	452
Dividend income	9	14	42
Net gain from financial instruments designated at fair value	233	203	233
Other investment income	466	318	117
Net investment income	1,328	680	844

2014

Net investment income increased by £648m to £1,328m. This was largely driven by an increase in disposals of available for sale investments due to favourable market conditions and increases in other investment income as a result of greater certainty regarding the recoverability of certain assets not yet received from the 2008 US Lehman acquisition (2014: £461m gain; 2013: £259m gain).

2013

Net investment income decreased by £164m to £680m. This was largely driven by lower gains on disposal of available for sale investments partially offset by increases in other investment income as a result of greater certainty regarding the recoverability of certain assets not yet received from the 2008 US Lehman acquisition.

barclays.com/annualreport	Barclays PLC Annual Report 2014 | 267

Notes to the financial statements Performance/return

7 Credit impairment charges and other provisions

Accounting for the impairment of financial assets

Loans and other assets held at amortised cost

In accordance with IAS 39, the Group assesses at each balance sheet date whether there is objective evidence that loan assets or available for sale financial investments (debt or equity) will not be recovered in full and, wherever necessary, recognises an impairment loss in the income statement.

An impairment loss is recognised if there is objective evidence of impairment as a result of events that have occurred and these have adversely impacted the estimated future cash flows from the assets. These events include:

¡	Becoming aware of significant financial difficulty of the issuer or obligor;

¡	A breach of contract, such as a default or delinquency in interest or principal payments;

¡	The Group, for economic or legal reasons relating to the borrower’s financial difficulty, grants a concession that it would not otherwise consider;

¡	It becomes probable that the borrower will enter bankruptcy or other financial reorganisation;

¡	The disappearance of an active market for that financial asset because of financial difficulties; and

¡	Observable data at a portfolio level indicating that there is a measurable decrease in the estimated future cash flows, although the decrease cannot yet be ascribed to individual financial assets in the portfolio – such as adverse changes in the payment status of borrowers in the portfolio or national or local economic conditions that correlate with defaults on the assets in the portfolio.

Impairment assessments are conducted individually for significant assets, which comprise all wholesale customer loans and larger retail business loans and collectively for smaller loans and for portfolio level risks, such as country or sectoral risks. For the purposes of the assessment, loans with similar credit risk characteristics are grouped together – generally on the basis of their product type, industry, geographical location, collateral type, past due status and other factors relevant to the evaluation of expected future cash flows.

The impairment assessment includes estimating the expected future cash flows from the asset or the group of assets, which are then discounted using the original effective interest rate calculated for the asset. If this is lower than the carrying value of the asset or the portfolio, an impairment allowance is raised.

If, in a subsequent period, the amount of the impairment loss decreases, and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognised in the income statement.

Following impairment, interest income continues to be recognised at the original effective interest rate on the restated carrying amount, representing the unwind of the discount of the expected cash flows, including the principal due on non-accrual loans.

Uncollectable loans are written off against the related allowance for loan impairment on completion of the Group’s internal processes and all recoverable amounts have been collected. Subsequent recoveries of amounts previously written off are credited to the income statement.

Available for sale financial assets

Impairment of available for sale debt instruments

Debt instruments are assessed for impairment in the same way as loans. If impairment is deemed to have occurred, the cumulative decline in the fair value of the instrument that has previously been recognised in the AFS reserve is removed from reserves and recognised in the income statement. This may be reversed if there is evidence that the circumstances of the issuer have improved.

Impairment of available for sale equity instruments

Where there has been a prolonged or significant decline in the fair value of an equity instrument below its acquisition cost, it is deemed to be impaired. The cumulative net loss that has been previously recognised directly in the AFS reserve is removed from reserves and recognised in the income statement.

Increases in the fair value of equity instruments after impairment are recognised directly in other comprehensive income. Further declines in the fair value of equity instruments after impairment are recognised in the income statement.

268 | Barclays PLC Annual Report 2014	barclays.com/annualreport

7 Credit impairment charges and other provisions continued

Critical accounting estimates and judgements

The calculation of impairment involves the use of judgement, based on the Group’s experience of managing credit risk.

Within the retail and small businesses portfolios, which comprise large numbers of small homogeneous assets with similar risk characteristics where credit scoring techniques are generally used, statistical techniques are used to calculate impairment allowances on a portfolio basis, based on historical recovery rates and assumed emergence periods. These statistical analyses use as primary inputs the extent to which accounts in the portfolio are in arrears and historical information on the eventual losses encountered from such delinquent portfolios. There are many such models in use, each tailored to a product, line of business or customer category. Judgement and knowledge is needed in selecting the statistical methods to use when the models are developed or revised. The impairment allowance reflected in the financial statements for these portfolios is therefore considered to be reasonable and supportable. The impairment charge reflected in the income statement for retail portfolios is £1,892m (2013: £2,161m; 2012: £2,075m) and amounts to 86% (2013: 71%; 2012: 63%) of the total impairment charge on loans and advances.

For individually significant assets, impairment allowances are calculated on an individual basis and all relevant considerations that have a bearing on the expected future cash flows are taken into account (for example, the business prospects for the customer, the realisable value of collateral, the Group’s position relative to other claimants, the reliability of customer information and the likely cost and duration of the work-out process). The level of the impairment allowance is the difference between the value of the discounted expected future cash flows (discounted at the loan’s original effective interest rate), and its carrying amount. Subjective judgements are made in the calculation of future cash flows. Furthermore, judgements change with time as new information becomes available or as work-out strategies evolve, resulting in frequent revisions to the impairment allowance as individual decisions are taken. Changes in these estimates would result in a change in the allowances and have a direct impact on the impairment charge. The impairment charge reflected in the financial statements in relation to wholesale portfolios is £312m (2013: £901m; 2012: £1,228m) and amounts to 14% (2013: 29%; 2012: 37%) of the total impairment charge on loans and advances. Further information on impairment allowances and related credit information is set out within the Risk review.

	2014 £m	2013 £m	2012 £m
New and increased impairment allowances	3,230	3,929	4,447
Releases	(809)	(683)	(928)
Recoveries	(221)	(201)	(212)
Impairment charges on loans and advances	2,200	3,045	3,307
Provision charges/(releases) for undrawn contractually committed facilities and guarantees provided	4	17	(4)
Loan impairment	2,204	3,062	3,303
Available for sale investment	(31)	1	40
Reverse repurchase agreements	(5)	8	(3)
Credit impairment charges and other provisions	2,168	3,071	3,340

More information on the impairment assessment and the measurement of credit losses is included on pages 115 to 118 in Barclays PLC 2014 Pillar 3 report. The movements on the impairment allowance is shown on page 173.

2014

Loan impairment fell 28% to £2,204m, reflecting lower impairment in BNC, PCB, and Africa Banking partially offset by higher charges in Barclaycard.

2013

Loan impairment fell 7% to £3,062m, reflecting lower impairment in Africa Banking and BNC, partially offset by higher charges in Barclaycard.

barclays.com/annualreport	Barclays PLC Annual Report 2014 | 269

Notes to the financial statements Performance/return

8 Operating expenses

Accounting for staff costs

The Group applies IAS 19 Employee benefits in its accounting for most of the components of staff costs.

Short-term employee benefits – salaries, accrued performance costs and social security are recognised over the period in which the employees provide the services to which the payments relate.

Performance costs – recognised to the extent that the Group has a present obligation to its employees that can be measured reliably and are recognised over the period of service that employees are required to work to qualify for the services.

Deferred cash bonus awards and deferred share bonus awards are made to employees to incentivise performance over the vesting period. To receive payment under an award, employees must provide service over the vesting period, typically three years from the grant date. The period over which the expense for deferred cash and share bonus awards is recognised is based upon the common understanding between the employee and the Group and the terms and conditions of the award. The Group considers that it is appropriate to recognise the awards over the period from the date of grant to the date that the awards vest as this is the period over which the employees understand that they must provide service in order to receive awards. The table on page 85 details the relevant award dates, payment dates and the period in which the income statement charge arises for bonuses. No expense has been recognised in 2014 for the deferred bonuses that will be granted in March 2015, as they are dependent upon future performance rather than performance during 2014.

The accounting policies for share based payments, and pensions and other post retirement benefits are included in Note 34 and Note 35 respectively.

	2014 £m	2013 £m	2012 £m
Infrastructure costs
Property and equipment	1,570	1,610	1,656
Depreciation of property, plant and equipment	585	647	669
Operating lease rentals	594	645	622
Amortisation of intangible assets	522	480	435
Impairment of property, equipment and intangible assets	172	149	17
Total infrastructure costs	3,443	3,531	3,399
Administration and general costs
Consultancy, legal and professional fees	1,104	1,253	1,182
Subscriptions, publications, stationery and communications	842	869	727
Marketing, advertising and sponsorship	558	583	572
Travel and accommodation	213	307	324
UK bank levy	462	504	345
Goodwill impairment	–	79	–
Other administration and general expenses	442	691	546
Total administration and general costs	3,621	4,286	3,696
Staff costs	11,005	12,155	11,467
Provision for PPI and interest rate hedging redress	1,110	2,000	2,450
Provision for ongoing investigations and litigation relating to Foreign Exchange	1,250	–	–
Operating expenses	20,429	21,972	21,012

For information on staff costs, refer to pages 84 and 85 of the Remuneration Report.

2014

Operating expenses have reduced by 7% to £20,429m, primarily driven by savings from Transform programmes, including a 5% reduction in headcount and currency movements, lower charges for PPI and interest rate hedging, reduced IT and infrastructure spend and non-occurrence of various provisions raised last year. This was partially offset by the charge of £1,250m (2013: £nil) for ongoing investigations and litigation relating to Foreign Exchange.

The impact of the Transform cost reduction programmes have driven savings across infrastructure and administration costs. Staff costs have decreased by 9% to £11,005m reflecting a 5% net reduction in headcount and reductions in incentive awards granted.

2013

Operating expenses have increased 5% to £21,972m. This was driven by increased staff costs, increased infrastructure costs due to the Transform programme, increased consultancy, legal and professional costs to meet new regulatory requirements such as the Dodd-Frank Act and CRD IV, an increase in the UK bank levy reflecting the increased rate and an increase in impairment in relation to premises restructuring in Europe. Within other administration and general expenses, increases in provisions for litigation and regulatory penalties were offset by the non-recurrence of the £290m penalty incurred in 2012 arising from the industry-wide investigation into the setting of inter-bank offered rates.

270 | Barclays PLC Annual Report 2014	barclays.com/annualreport

9 Profit/(loss) on disposal of subsidiaries, associates and joint ventures

During the year, the loss on disposal of subsidiaries, associates, and joint ventures was £471m (2013: gain of £6m), principally relating to the announced disposal of Spanish entities. Please refer to Note 45 Non-current assets held for disposal and associated liabilities.

10 Tax

Accounting for income taxes

Barclays applies IAS 12 Income Taxes in accounting for taxes on income. Income tax payable on taxable profits (Current Tax) is recognised as an expense in the period in which the profits arise. Withholding taxes are also treated as income taxes. Income tax recoverable on tax allowable losses is recognised as a current tax asset only to the extent that it is regarded as recoverable by offset against taxable profits arising in the current or prior period. Current tax is measured using tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.

Deferred tax is provided in full, using the liability method, on temporary differences arising from the differences between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is determined using tax rates and legislation enacted or substantively enacted by the balance sheet date which are expected to apply when the deferred tax asset is realised or the deferred tax liability is settled. Deferred tax assets and liabilities are only offset when there is both a legal right to set-off and an intention to settle on a net basis.

	2014 £m	2013 £m	2012 £m
Current tax charge
Current year	1,421	1,997	568
Adjustment for prior years	(19)	156	207
	1,402	2,153	775
Deferred tax charge/(credit)
Current year	75	(68)	(72)
Adjustment for prior years	(66)	(514)	(87)
	9	(582)	(159)
Tax charge	1,411	1,571	616

Tax relating to each component of other comprehensive income can be found in the consolidated statement of comprehensive income which additionally includes within Other a tax charge of £42m (2013: £37m charge) principally relating to share based payments in 2014 and 2012, and the UK rate change in 2013.

The table below shows the reconciliation between the actual tax charge and the tax charge that would result from applying the standard UK corporation tax rate to the Group’s profit before tax.

	2014 £m	2013 £m	2012 £m
Profit before tax from continuing operations	2,256	2,868	797
Tax charge based on the standard UK corporation tax rate of 21.5% (2013: 23.25%; 2012: 24.5%)	485	667	195
Effect of non-UK profits/losses at statutory tax rates different from the UK statutory tax rate	171	267	401
Non-creditable taxes	329	559	563
Non-taxable gains and income	(282)	(234)	(642)
Share based payments	21	(13)	(63)
Changes in recognition and measurement of deferred tax assets	(183)	409	(135)
Change in tax rates	9	(159)	(75)
Non-deductible impairment charges, loss on disposals and UK bank levy	333	118	84
Other items including non-deductible expenses	613	315	168
Adjustments in respect of prior years	(85)	(358)	120
Tax charge	1,411	1,571	616
Effective tax rate	62.5%	54.8%	77.3%

The tax charge of £1,411m (2013: £1,571m) represented an effective tax rate of 62.5% (2013: 54.8%) on profit before tax of £2,256m (2013: £2,868m). The effective tax rate increased due to an increase in non-deductible expenses, including the provision for ongoing investigations and litigation relating to Foreign Exchange, and the non-recurrence of a credit of £337m resulting from settlements with non-UK tax authorities in 2013. These were partially offset by a change in the jurisdictional mix of profits, a reduction in non-creditable taxes in 2014 and the non-recurrence of a £440m write down of the Spanish deferred tax asset which increased the rate in 2013. The adjustments in respect of prior years are not considered to be indicative of future trends.

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Notes to the financial statements Performance/return

10 Tax continued

Current tax assets and liabilities

Movements on current tax assets and liabilities were as follows:

	2014 £m	2013 £m
Assets	219	252
Liabilities	(1,042)	(621)
As at 1 January	(823)	(369)
Income statement	(1,402)	(2,153)
Other comprehensive income	(26)	(2)
Corporate income tax paid	1,552	1,558
Other movements	12	143
	(687)	(823)
Assets	334	219
Liabilities	(1,021)	(1,042)
As at 31 December	(687)	(823)
Deferred tax assets and liabilities The deferred tax amounts on the balance sheet were as follows:
	2014 £m	2013 £m
Barclays Group US Inc. (BGUS) tax group	1,588	1,449
US Branch of Barclays Bank PLC (US Branch)	1,591	1,362
UK tax group	461	1,171
Spanish tax group	54	353
Other	436	472
Deferred tax asset	4,130	4,807
Deferred tax liability	(262)	(373)
Net deferred tax	3,868	4,434

US deferred tax assets in BGUS and the US Branch

The deferred tax asset in BGUS of £1,588m (2013: £1,449m) includes £348m (2013: £156m) relating to tax losses and the deferred tax asset in the US Branch of £1,591m (2013: £1,362m) includes £479m (2013: £408m) relating to tax losses. Under US tax rules losses can be carried forward and offset against profits for a period of 20 years. The losses first arose in 2007 and therefore any unused amounts may begin to expire in 2028. The remaining balances relate primarily to temporary differences for which there is no time limit on recovery. The US Branch deferred tax asset is stated net of a measurement for UK tax because Barclays Bank PLC is subject to UK tax on the profits of its non-UK branches.

The BGUS tax losses are projected to be fully utilised in 2016 and the US Branch losses in 2018. A 20% reduction in forecast profits of either BGUS or the US Branch would not extend the recovery period.

UK tax group deferred tax asset

The deferred tax asset in the UK tax group of £461m (2013: £1,171m) includes £245m (2013: £499m) relating to tax losses and tax credits. Tax losses and tax credits can be carried forward indefinitely in the UK. The remaining balance relates to other temporary differences. Based on profit forecasts, it is probable that there will be sufficient future taxable profits available against which the temporary differences, losses and tax credits will be utilised.

Spanish tax group deferred tax asset

The reduction to £54m (2013: £353m) reflects a reclassification of deferred tax assets relating to the Spanish business which was held for sale. The remaining deferred tax assets relate to retained businesses and are not dependent on future profitability.

Other deferred tax assets

The deferred tax asset of £436m (2013: £472m) in other entities within the Group includes £243m (2013: £157m) relating to tax losses carried forward.

Of the deferred tax asset of £436m (2013: £472m), an amount of £140m (2013: £114m) relates to entities which have suffered a loss in either the current or prior year. Recognition is based on profit forecasts which indicate that it is probable that the entities will have future taxable profits against which the losses and temporary differences can be utilised.

272 | Barclays PLC Annual Report 2014	barclays.com/annualreport

10 Tax continued

The table below shows movements on deferred tax assets and liabilities during the year. The amounts are different from those disclosed on the balance sheet as they are presented before offsetting asset and liability balances where there is a legal right to set-off and an intention to settle on a net basis.

								Share based
	Fixed asset	Available		Retirement	Loan		Tax losses	payments
	timing	for sale	Cash flow	benefit	impairment	Other	carried	and deferred
	differences	investments	hedges	obligations	allowance	provisions	forward	compensation	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets	1,525	53	5	490	376	360	1,235	762	1,078	5,884
Liabilities	(761)	(61)	(87)	(9)	–	–	–	–	(532)	(1,450)
At 1 January 2014	764	(8)	(82)	481	376	360	1,235	762	546	4,434
Income statement	172	84	(1)	(54)	70	(87)	4	(40)	(157)	(9)
Other comprehensive income	–	(104)	(380)	(63)	–	–	–	(10)	(5)	(562)
Other movements	51	11	4	(43)	(270)	(40)	76	17	199	5
	987	(17)	(459)	321	176	233	1,315	729	583	3,868
Assets	1,542	18	5	321	176	233	1,315	729	951	5,290
Liabilities	(555)	(35)	(464)	–	–	–	–	–	(368)	(1,422)
At 31 December 2014	987	(17)	(459)	321	176	233	1,315	729	583	3,868

Assets	158	61	53	542	457	105	1,636	858	1,190	5,060
Liabilities	(225)	(67)	(714)	(1)	–	–	–	–	(831)	(1,838)
At 1 January 2013	(67)	(6)	(661)	541	457	105	1,636	858	359	3,222
Income statement	904	(12)	–	(65)	(74)	270	(400)	(45)	4	582
Other comprehensive income	–	(17)	571	(5)	–	–	122	(33)	(1)	637
Other movements	(73)	27	8	10	(7)	(15)	(123)	(18)	184	(7)
	764	(8)	(82)	481	376	360	1,235	762	546	4,434
Assets	1,525	53	5	490	376	360	1,235	762	1,078	5,884
Liabilities	(761)	(61)	(87)	(9)	–	–	–	–	(532)	(1,450)
At 31 December 2013	764	(8)	(82)	481	376	360	1,235	762	546	4,434

Other movements include deferred tax amounts relating to acquisitions, disposals and exchange gains and losses.

The amount of deferred tax liability expected to be settled after more than 12 months is £1,123m (2013: £916m). The amount of deferred tax asset expected to be recovered after more than 12 months is £4,845m (2013: £4,943m). These amounts are before offsetting asset and liability balances where there is a legal right to set-off and an intention to settle on a net basis.

Unrecognised deferred tax

Deferred tax assets have not been recognised in respect of gross deductible temporary differences of £2,332m (2013: £1,096m), gross tax losses of £9,764m (2013: £10,897m) which includes capital losses of £3,522m (2013: £3,465m), and unused tax credits of £405m (2013: £245m). Tax losses of £341m (2013: £245m) expire within 5 years, £18m (2013: £93m) expire within 6 to 10 years, £812m (2013: £1,043m) expire within 11 to 20 years and £8,593m (2013: £9,516m) can be carried forward indefinitely. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profits and gains will be available against which they can be utilised.

Deferred tax is not recognised in respect of the Group’s investments in subsidiaries, branches and associates where the Group is able to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future. It is not practicable to determine the amount of income taxes that would be payable were such temporary differences to reverse.

Critical accounting estimates and judgements

The Group is subject to income taxes in numerous jurisdictions and the calculation of the Group’s tax charge and worldwide provisions for income taxes necessarily involves a degree of estimation and judgement. There are many transactions and calculations for which the ultimate tax treatment is uncertain and cannot be determined until resolution has been reached with the relevant tax authority. The Group has a number of open tax returns with various tax authorities with whom we are in active dialogue. Liabilities relating to these open and judgemental matters are based on estimates of whether additional taxes will be due after taking into account external advice where appropriate. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made. These risks are managed in accordance with the Group’s Tax Risk Framework.

Deferred tax assets have been recognised based on business profit forecasts. Further detail on the recognition of deferred tax assets are provided on page 272 in the deferred tax assets and liabilities section of this tax note.

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Notes to the financial statements Performance/return

11 Earnings per share

				2014 £m	2013 £m	2012 £m
(Loss)/profit attributable to equity holders of parent from continuing operations				(174)	540	(624)
Tax credit on profit after tax attributable to other equity holders				54	–	–
Dilutive impact of convertible options				–	1	–
(Loss)/profit attributable to equity holders of parent from continuing operations including dilutive impact of convertible options				(120)	541	(624)

				2014 £m	2013 £m	2012 £m
Basic weighted average number of shares in issue				16,329	14,308	13,045
Number of potential ordinary shares				296	360	389
Diluted weighted average number of shares				16,625	14,668	13,434

Basic earnings per share				Diluted earnings per share[a]
2014 p		2013 p	2012 p	2014 p	2013 p	2012 p
(Loss)/earnings per ordinary share from continuing operations	(0.7)	3.8	(4.8)	(0.7)	3.7	(4.8)

The calculation of basic earnings per share is based on the profit attributable to equity holders of the parent and the number of basic weighted average number of shares excluding treasury shares held in employee benefit trusts or held for trading. When calculating the diluted earnings per share, the weighted average number of shares in issue is adjusted for the effects of all dilutive potential ordinary shares held in respect of Barclays PLC, totalling 296m (2013: 360m) shares. In addition, the profit attributable to equity holders of the parent is adjusted for the dilutive impact of the potential conversion of outstanding options held in respect of Barclays Africa Group Limited. The decrease in the number of potential ordinary shares is due to the average share price of £2.39 (2013: £2.73) being greater than the average strike price of £2.15 (2013: £2.60) on the 666m (2013: 756m) outstanding options granted under employee share schemes. The schemes have strike prices ranging from £1.30 to £4.59.

Of the total number of employee share options and share awards at 31 December 2014, 24m (2013: 16m) were anti-dilutive.

The 2,021m increase in the basic weighted average number of shares to 16,329m is due to the rights issue in October 2013 and shares issued under employee share schemes and the scrip dividend programme. The rights issue in October 2013 resulted in the issue of an additional 3,219m shares.

12 Dividends on ordinary shares

The Directors have approved a final dividend in respect of 2014 of 3.5p per ordinary share of 25p each which will be paid on 2 April 2015 to shareholders on the Share Register on 11 March 2015. On 31 December 2014, there were 16,498m ordinary shares in issue. The financial statements for the year ended 31 December 2014 does not reflect this dividend, which will be accounted for in shareholders’ equity as an appropriation of retained profits in the year ending 31 December 2015. The 2014 financial statements include the 2014 interim dividends of £564m (2013: £418m) and final dividend declared in relation to 2013 of £493m (2013: £441m).

Note

a	Potential ordinary shares shall be treated as dilutive when, and only when, their conversion to ordinary shares would increase loss per share.

274 | Barclays PLC Annual Report 2014	barclays.com/annualreport

Notes to the financial statements Assets and liabilities held at fair value

The notes included in this section focus on assets and liabilities the Group holds and recognises at fair value. Fair value refers to the price that would be received to sell an asset or the price that would be paid to transfer a liability in an arms length transaction with a willing counterparty, which may be an observable market price or, where there is no quoted price for the instrument, may be an estimate based on available market data. Detail regarding the Group’s approach to managing market risk can be found on pages 130 and 131.

13 Trading portfolio

Accounting for trading portfolio assets and liabilities

In accordance with IAS 39, all assets and liabilities held for trading purposes are held at fair value with gains and losses in the changes in fair value taken to the income statement in net trading income (Note 5).

			Trading portfolio assets		Trading portfolio liabilities
			2014 £m	2013 £m	2014 £m	2013 £m
Debt securities and other eligible bills			65,997	84,560	(28,739)	(40,445)
Equity securities			44,576	42,659	(16,022)	(12,947)
Traded loans			2,693	1,647	–	–
Commodities			1,451	4,203	(363)	(72)
Trading portfolio assets/(liabilities)			114,717	133,069	(45,124)	(53,464)

14 Financial assets designated at fair value
Accounting for financial assets designated at fair value

In accordance with IAS 39, financial assets may be designated at fair value, with gains and losses taken to the income statement in net trading income (Note 5) and net investment income (Note 6). The Group has the ability to make the fair value designation when holding the instruments at fair value reduces an accounting mismatch (caused by an offsetting liability or asset being held at fair value), or is managed by the Group on the basis of its fair value, or includes terms that have substantive derivative characteristics (Note 15 Derivative financial instruments).

The details on how the fair value amounts are arrived for financial assets designated at fair value are described in fair value of assets and liabilities (Note 18).

					2014 £m	2013 £m
Loans and advances					20,198	18,695
Debt securities					4,448	842
Equity securities					6,306	11,824
Reverse repurchase agreements					5,236	5,323
Customers’ assets held under investment contracts					1,643	1,606
Other financial assets					469	678
Financial assets designated at fair value					38,300	38,968
Credit risk of loans and advances designated at fair value and related credit derivatives

The following table shows the maximum exposure to credit risk, the changes in fair value attributable to changes in credit risk, and the cumulative changes in fair value since initial recognition together with the amount by which related credit derivatives mitigate this risk:

	Maximum exposure as at		Changes in fair value		Cumulative changes in
	31 December		during the year ended		fair value from inception
	2014 £m	2013 £m	2014 £m	2013 £m	2014 £m	2013 £m
Loans and advances designated at fair value, attributable to credit risk[a]	20,198	18,695	(112)	158	(828)	(511)
Value mitigated by related credit derivatives[a]	359	268	–	(14)	18	131

Note

a	2013 balances have been revised to better reflect the credit risk disclosures relating to loans and advances at fair value and credit derivatives.

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Notes to the financial statements Assets and liabilities held at fair value

15 Derivative financial instruments

Accounting for derivatives

Derivative instruments are contracts whose value is derived from one or more underlying financial instruments or indices defined in the contract. They include swaps, forward rate agreements, futures, options and combinations of these instruments and primarily affect the Group’s net interest income, net trading income, net fee and commission income and derivative assets and liabilities. Notional amounts of the contracts are not recorded on the balance sheet.

The Group applies IAS 39. All derivative instruments are held at fair value through profit or loss. Derivatives are classified as assets when their fair value is positive or as liabilities when their fair value is negative. This includes terms included in a contract or other financial asset or liability (the host), which, had it been a stand-alone contract, would have had met the definition of a derivative. These are separated from the host and accounted for in the same way as a derivative.

Hedge accounting

The Group applies hedge accounting to represent, to the maximum possible extent permitted under accounting standards, the economic effects of its interest and currency risk management strategies. Derivatives are used to hedge interest rate, exchange rate, commodity, and equity exposures and exposures to certain indices such as house price indices and retail price indices related to non-trading positions. Where derivatives are held for risk management purposes, and when transactions meet the required criteria for documentation and hedge effectiveness, the Group applies fair value hedge accounting, cash flow hedge accounting, or hedging of a net investment in a foreign operation, as appropriate to the risks being hedged.

Fair value hedge accounting

Changes in fair value of derivatives that qualify and are designated as fair value hedges are recorded in the income statement, together with changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The fair value changes adjust the carrying value of the hedged asset or liability held at amortised cost.

If hedge relationships no longer meet the criteria for hedge accounting, hedge accounting is discontinued. For fair value hedges of interest rate risk, the fair value adjustment to the hedged item is amortised to the income statement over the period to maturity of the previously designated hedge relationship using the effective interest method. If the hedged item is sold or repaid, the unamortised fair value adjustment is recognised immediately in the income statement.

Cash flow hedge accounting

For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognised initially in other comprehensive income, and then recycled to the income statement in the periods when the hedged item will affect profit or loss. Any ineffective portion of the gain or loss on the hedging instrument is recognised in the income statement immediately.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the hedged item is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was recognised in equity is immediately transferred to the income statement.

Hedges of net investments

The Group’s net investments in foreign operations, including monetary items accounted for as part of the net investment, are hedged for foreign currency risks using both derivatives and foreign currency borrowings. Hedges of net investments are accounted for similarly to cash flow hedges; the effective portion of the gain or loss on the hedging instrument is being recognised directly in other comprehensive income and the ineffective portion being recognised immediately in the income statement. The cumulative gain or loss recognised in other comprehensive income is recognised in the income statement on the disposal or partial disposal of the foreign operation, or other reductions in the Group’s investment in the operation.

Total derivatives
		2014			2013

	Notional			Notional
	contract	Fair value		contract	Fair value
	amount £m	Assets £m	Liabilities £m	amount £m	Assets £m	Liabilities £m
Total derivative assets/(liabilities) held for trading	32,624,342	438,270	(438,623)	41,983,266	347,555	(345,845)
Total derivative assets/(liabilities) held for risk management	268,448	1,639	(697)	303,645	2,745	(1,273)
Derivative assets/(liabilities)	32,892,790	439,909	(439,320)	42,286,911	350,300	(347,118)

The fair value of gross derivative assets increased by 26% to £440bn driven by increase in interest rate derivatives of £78bn reflecting reduction in the major interest rate forward curves and an increase in foreign exchange derivatives of £14bn due to strengthening of the USD against major currencies. Information on further netting of derivative financial instruments is included within Note 19 Offsetting financial assets and financial liabilities.

276 | Barclays PLC Annual Report 2014	barclays.com/annualreport

15 Derivative financial instruments continued

The Group’s objectives and policies on managing the risks that arise in connection with derivatives, including the policies for hedging, are discussed in the Risk management section in the Barclays Pillar 3 Report on page 135. Trading derivatives are managed within the Group’s market risk management policies, which are outlined on pages 130 and 131.

The Group’s exposure to credit risk arising from derivative contracts are outlined in the Credit Risk section on page 166.

The fair values and notional amounts of derivative instruments held for trading are set out in the following table:

Derivatives held for trading
		2014			2013

	Notional			Notional
	contract	Fair value		contract	Fair value
	amount £m	Assets £m	Liabilities £m	amount £m	Assets £m	Liabilities £m
Foreign exchange derivatives
Forward foreign exchange	1,684,832	31,883	(34,611)	2,482,144	25,504	(29,825)
Currency swaps	1,109,795	32,209	(33,919)	1,287,911	27,138	(27,855)
OTC options bought and sold	895,226	10,267	(10,665)	815,742	6,858	(6,977)
OTC derivatives	3,689,853	74,359	(79,195)	4,585,797	59,500	(64,657)
Foreign exchange derivatives cleared by central counterparty	11,382	56	(70)	3,368	35	(33)
Exchange traded futures and options – bought and sold	57,623	18	(16)	47,863	70	(75)
Foreign exchange derivatives	3,758,858	74,433	(79,281)	4,637,028	59,605	(64,765)
Interest rate derivatives
Interest rate swaps	5,779,015	209,962	(200,096)	7,497,699	168,480	(155,883)
Forward rate agreements	467,812	794	(722)	601,123	750	(719)
OTC options bought and sold	3,083,200	67,039	(67,575)	3,909,340	49,827	(50,087)
OTC derivatives	9,330,027	277,795	(268,393)	12,008,162	219,057	(206,689)
Interest rate derivatives cleared by central counterparty	15,030,090	30,166	(31,152)	21,377,621	9,608	(9,178)
Exchange traded futures and options – bought and sold	2,210,602	382	(336)	1,320,840	1,462	(1,459)
Interest rate derivatives	26,570,719	308,343	(299,881)	34,706,623	230,127	(217,326)
Credit derivatives
OTC swaps	896,386	18,864	(17,825)	1,270,020	22,747	(22,890)
Credit derivatives cleared by central counterparty	287,577	4,643	(4,542)	306,164	4,603	(4,178)
Credit derivatives	1,183,963	23,507	(22,367)	1,576,184	27,350	(27,068)
Equity and stock index derivatives
OTC options bought and sold	67,151	6,461	(9,517)	76,145	7,880	(11,227)
Equity swaps and forwards	102,663	1,823	(3,532)	86,497	3,925	(5,271)
OTC derivatives	169,814	8,284	(13,049)	162,642	11,805	(16,498)
Exchange traded futures and options – bought and sold	490,960	6,560	(6,542)	335,773	4,481	(5,532)
Equity and stock index derivatives	660,774	14,844	(19,591)	498,415	16,286	(22,030)
Commodity derivatives
OTC options bought and sold	38,196	1,592	(1,227)	62,564	1,527	(1,369)
Commodity swaps and forwards	61,639	7,985	(8,175)	141,287	8,570	(8,813)
OTC derivatives	99,835	9,577	(9,402)	203,851	10,097	(10,182)
Exchange traded futures and options – bought and sold	350,193	7,566	(8,101)	361,165	4,090	(4,474)
Commodity derivatives	450,028	17,143	(17,503)	565,016	14,187	(14,656)
Derivative assets/(liabilities) held for trading	32,624,342	438,270	(438,623)	41,983,266	347,555	(345,845)

Total OTC derivatives held for trading	14,185,915	388,879	(387,864)	18,230,472	323,206	(320,916)
Total derivatives cleared by central counterparty held for trading	15,329,049	34,865	(35,764)	21,687,153	14,246	(13,389)
Total exchange traded derivatives held for trading	3,109,378	14,526	(14,995)	2,065,641	10,103	(11,540)
Derivative assets/(liabilities) held for trading	32,624,342	438,270	(438,623)	41,983,266	347,555	(345,845)

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Notes to the financial statements Assets and liabilities held at fair value

15 Derivative financial instruments continued

The fair values and notional amounts of derivative instruments held for risk management are set out in the following table:

Derivatives held for risk management
		2014			2013

		Notional contract amount £m	Fair value		Notional contract amount £m	Fair value
			Assets £m	Liabilities £m		Assets £m	Liabilities £m

Derivatives designated as cash flow hedges
Interest rate swaps		19,218	223	(60)	74,854	844	(484)
Forward foreign exchange		930	17	–	851	55	(16)
Interest rate derivatives cleared by central counterparty		82,550	–	–	85,104	–	–
Derivatives designated as cash flow hedges		102,698	240	(60)	160,809	899	(500)
Derivatives designated as fair value hedges
Interest rate swaps		27,345	1,379	(590)	39,964	1,278	(752)
Interest rate derivatives cleared by central counterparty		135,553	–	–	83,495	–	–
Derivatives designated as fair value hedges		162,898	1,379	(590)	123,459	1,278	(752)
Derivatives designated as hedges of net investments
Forward foreign exchange		2,852	20	(47)	19,377	568	(21)
Derivatives designated as hedges of net investments		2,852	20	(47)	19,377	568	(21)
Derivative assets/(liabilities) held for risk management		268,448	1,639	(697)	303,645	2,745	(1,273)

Total OTC derivatives held for risk management		50,345	1,639	(697)	135,046	2,745	(1,273)
Total derivatives cleared by central counterparty held for risk management		218,103	–	–	168,599	–	–
Derivative assets/(liabilities) held for risk management		268,448	1,639	(697)	303,645	2,745	(1,273)

The Group has hedged the following forecast cash flows, which primarily vary with interest rates. These cash flows are expected to impact the income statement in the following periods, excluding any hedge adjustments that may be applied:

	Total £m	Up to one year £m	One to two years £m	Two to three years £m	Three to four years £m	Four to five years £m	More than five years £m
2014
Forecast receivable cash flows	4,277	308	491	695	729	651	1,403
Forecast payable cash flows	972	178	770	10	7	4	3
2013
Forecast receivable cash flows	6,438	367	500	904	1,126	1,135	2,406
Forecast payable cash flows	1,095	231	128	701	12	14	9

Amounts recognised in net interest income
						2014 £m	2013 £m
Gains/(losses) on the hedged items attributable to the hedged risk						2,610	(591)
(Losses)/gains on the hedging instruments						(2,797)	773
Fair value ineffectiveness						(187)	182
Cash flow hedging ineffectiveness						41	(76)

Gains and losses transferred from the cash flow hedging reserve to the income statement included a £52m gain (2013: £66m gain) transferred to interest income; a £778m gain (2013: £554m gain) to interest expense; a £15m loss (2013: £44m loss) to net trading income; £nil (2013: £5m loss) to administration and general expenses; and a £78m loss (2013: £62m loss) to taxation.

278 | Barclays PLC Annual Report 2014	barclays.com/annualreport

16 Available for sale financial assets

Accounting for available for sale financial assets

Available for sale financial assets are held at fair value with gains and losses being included in other comprehensive income. The Group uses this classification for assets that are not derivatives and are not held for trading purposes or otherwise designated at fair value through profit or loss, or at amortised cost. Dividends and interest (calculated using the effective interest method) are recognised in the income statement in net interest income (Note 3) or, net investment income (Note 6). On disposal, the cumulative gain or loss recognised in other comprehensive income is also included in net investment income.

	2014 £m	2013 £m
Debt securities and other eligible bills	85,539	91,298
Equity securities	527	458
Available for sale investments	86,066	91,756

Critical accounting estimates and judgements

Approximately $1.7bn (£1.1bn) of the assets acquired as part of the 2008 acquisition of the North American business of Lehman Brothers had not been received by 31 December 2014. Approximately $0.8bn (£0.5bn) of this amount has been recognised, as an available for sale asset. As discussed in Note 29, Barclays’ entitlement to these assets is the subject of legal proceedings between the SIPA Trustee for Lehman Brothers Inc. and Barclays. As such, there continues to be significant judgement involved in the valuation of this asset and uncertainty relating to the outcome of ongoing appeals. The Group takes the view that the effective provision of $0.9bn (£0.6bn) that is reflected in its estimate of fair value is appropriate. The valuation of this asset will be kept under review as legal proceedings progress.

17 Financial liabilities designated at fair value

Accounting for liabilities designated at fair value through profit and loss

In accordance with IAS 39, financial liabilities may be designated at fair value, with gains and losses taken to the income statement within net trading income (Note 5) and net investment income (Note 6). The Group has the ability to do this when holding the instruments at fair value reduces an accounting mismatch (caused by an offsetting liability or asset being held at fair value), or is managed by the Group on the basis of its fair value, or includes terms that have substantive derivative characteristics (Note 15).

The details on how the fair value amounts are arrived for financial liabilities designated at fair value are described in fair value of assets and liabilities (Note 18).

	2014		2013
	Fair value £m	Contractual amount due on maturity £m	Fair value £m	Contractual amount due on maturity £m
Debt securities	42,395	44,910	49,244	52,306
Deposits	7,206	7,301	8,071	9,161
Liabilities to customers under investment contracts	1,823	–	1,705	–
Repurchase agreements	5,423	5,433	5,306	5,331
Other financial liabilities	125	125	470	470
Financial liabilities designated at fair value	56,972	57,769	64,796	67,268

The cumulative own credit net loss recognised is £716m (2013: £800ma).

Note

a  The cumulative own credit balance for 2013 is revised to better reflect the cumulative own credit gains/losses.

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Notes to the financial statements Assets and liabilities held at fair value

18 Fair value of financial instruments

Accounting for financial assets and liabilities – fair values

The Group applies IAS 39. All financial instruments are initially recognised at fair value on the date of initial recognition and, depending on the classification of the asset or liability, may continue to be held at fair value either through profit or loss or other comprehensive income. The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Wherever possible, fair value is determined by reference to a quoted market price for that instrument. For many of the Group’s financial assets and liabilities, especially derivatives, quoted prices are not available, and valuation models are used to estimate fair value. The models calculate the expected cash flows under the terms of each specific contract, and then discount these values back to a present value. These models use as their basis independently sourced market parameters including, for example, interest rate yield curves, equities and commodities prices, option volatilities and currency rates.

For financial liabilities measured at fair value, the carrying amount reflects the effect on fair value of changes in own credit spreads derived from observable market data, such as spreads on Barclays’ issued bonds or credit default swaps. Most market parameters are either directly observable or are implied from instrument prices. The model may perform numerical procedures in the pricing such as interpolation when input values do not directly correspond to the most actively traded market trade parameters.

On initial recognition, it is presumed that the transaction price is the fair value unless there is observable information available in an active market to the contrary. The best evidence of an instrument’s fair value on initial recognition is typically the transaction price. However, if fair value can be evidenced by comparison with other observable current market transactions in the same instrument, or is based on a valuation technique whose inputs include only data from observable markets, then the instrument should be recognised at the fair value derived from such observable market data.

For valuations that have made use of unobservable inputs, the difference between the model valuation and the initial transaction price (‘Day One profit’) is recognised in profit or loss either: on a straight-line basis over the term of the transaction; or over the period until all model inputs will become observable where appropriate; or released in full when previously unobservable inputs become observable.

Various factors influence the availability of observable inputs and these may vary from product to product and change over time. Factors include the depth of activity in the relevant market, the type of product, whether the product is new and not widely traded in the marketplace, the maturity of market modelling and the nature of the transaction (bespoke or generic). To the extent that valuation is based on models or inputs that are not observable in the market, the determination of fair value can be more subjective, dependent on the significance of the unobservable input to the overall valuation. Unobservable inputs are determined based on the best information available, for example by reference to similar assets, similar maturities or other analytical techniques.

The sensitivity of valuations used in the financial statements to reasonably possible changes in significant unobservable inputs is shown on page 289.

Critical accounting estimates and judgements

The valuation of financial instruments often involves a significant degree of judgement and complexity, in particular where valuation models make use of unobservable inputs (‘Level 3’ assets and liabilities). This note provides information on these instruments, including the related unrealised gains and losses recognised in the period, a description of significant valuation techniques and unobservable inputs, and a sensitivity analysis.

Valuation

IFRS 13 Fair Value Measurement requires an entity to classify its assets and liabilities according to a hierarchy that reflects the observability of significant market inputs. The three levels of the fair value hierarchy are defined below.

Quoted market prices – Level 1

Assets and liabilities are classified as Level 1 if their value is observable in an active market. Such instruments are valued by reference to unadjusted quoted prices for identical assets or liabilities in active markets where the quoted price is readily available, and the price represents actual and regularly occurring market transactions. An active market is one in which transactions occur with sufficient volume and frequency to provide pricing information on an ongoing basis.

Valuation technique using observable inputs – Level 2

Assets and liabilities classified as Level 2 have been valued using models whose inputs are observable in an active market. Valuations based on observable inputs include assets and liabilities such as swaps and forwards which are valued using market standard pricing techniques, and options that are commonly traded in markets where all the inputs to the market standard pricing models are observable.

Valuation technique using significant unobservable inputs – Level 3

Assets and liabilities are classified as Level 3 if their valuation incorporates significant inputs that are not based on observable market data (unobservable inputs). A valuation input is considered observable if it can be directly observed from transactions in an active market, or if there is compelling external evidence demonstrating an executable exit price. Unobservable input levels are generally determined via reference to observable inputs, historical observations or using other analytical techniques.

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18 Fair value of financial instruments continued

The following table shows the Group’s assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and balance sheet classification:

Assets and liabilities held at fair value
	Valuation technique using
	Quoted market prices (Level 1) £m	Observable inputs (Level 2) £m	Significant unobservable inputs (Level 3) £m	Total £m
As at 31 December 2014
Trading portfolio assets	48,962	59,428	6,327	114,717
Financial assets designated at fair value	9,934	8,461	19,905	38,300
Derivative financial assets	9,863	425,301	4,745	439,909
Available for sale investments	44,234	40,519	1,313	86,066
Other[a]	33	198	15,550	15,781
Total assets	113,026	533,907	47,840	694,773

Trading portfolio liabilities	(26,840)	(17,935)	(349)	(45,124)
Financial liabilities designated at fair value	(15)	(55,141)	(1,816)	(56,972)
Derivative financial liabilities	(10,313)	(424,687)	(4,320)	(439,320)
Other[a]	–	–	(13,115)	(13,115)
Total liabilities	(37,168)	(497,763)	(19,600)	(554,531)

As at 31 December 2013
Trading portfolio assets	54,363	72,285	6,421	133,069
Financial assets designated at fair value	11,188	9,010	18,770	38,968
Derivative financial assets	4,824	340,463	5,013	350,300
Available for sale investments	36,050	53,561	2,145	91,756
Other[a]	134	218	594	946
Total assets	106,559	475,537	32,943	615,039

Trading portfolio liabilities	(29,450)	(24,014)	–	(53,464)
Financial liabilities designated at fair value	(98)	(63,058)	(1,640)	(64,796)
Derivative financial liabilities	(5,627)	(337,172)	(4,319)	(347,118)
Total liabilities	(35,175)	(424,244)	(5,959)	(465,378)

Included in financial assets designated at fair value is the Non-Core Education, Social Housing and Local Authority (ESHLA) loan portfolio of £17.4bn (2013: £15.6bn). This portfolio primarily consists of long dated fixed rate loans extended to counterparties in the UK Education, Social Housing and Local Authority sectors. The loans have been categorised as Level 3 in the fair value hierarchy since 2013 due to their illiquid nature and the significance of unobservable loan spreads to the valuation. Valuation uncertainty arises from the long dated nature of the portfolio, the lack of secondary market in the loans and the lack of observable loan spreads.

A revised valuation methodology was adopted as at 31 December 2014 which builds an additional component into the loan spreads used in discounting the portfolio’s expected cash flows, incorporating information on external parties and the factors they may take into account when valuing these assets. The prior approach was to discount cash flows using a credit-adjusted LIBOR rate. The spread component that has been added to this discount rate incorporates funding rates, the level of comparable assets such as gilts (both current and recent historical levels) and other factors. The change is also consistent with recent industry moves in derivative valuations away from LIBOR-based discounting. Refinements will be made to the approach to the extent that further market evidence is obtained.

The impact of the change was an income statement charge and corresponding fair value reduction in the loan portfolio of £935m. The change has no impact on CET 1 capital, which is based on the CRR prudent valuation and reflects a more conservative cost of funding.

Note

a	Other includes assets and liabilities held for sale of £15,574m (2013: £495m) and £13,115m (2013: nil) respectively, which are measured at fair value on a non-recurring basis. Refer to Note 45 for more information on non-current assets and liabilities held for sale. It also includes investment property of £207m
(2013: £451m).

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Notes to the financial statements Assets and liabilities held at fair value

18 Fair value of financial instruments continued

The following table shows the Group’s assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and product type:

Assets and liabilities held at fair value by product type
	Assets Valuation technique using			Liabilities Valuation technique using
	Quoted market prices (Level 1) £m	Observable inputs (Level 2) £m	Significant unobservable inputs (Level 3) £m	Quoted market prices (Level 1) £m	Observable inputs (Level 2) £m	Significant unobservable inputs (Level 3) £m
As at 31 December 2014
Interest rate derivatives	–	308,706	1,239	(5)	(299,181)	(1,344)
Foreign exchange derivatives	4	74,358	108	(3)	(79,188)	(138)
Credit derivatives[a]	–	21,541	1,966	–	(21,958)	(409)
Equity derivatives	3,847	9,750	1,247	(3,719)	(13,780)	(2,092)
Commodity derivatives	6,012	10,946	185	(6,586)	(10,580)	(337)
Government and government sponsored debt	62,577	48,296	1,014	(11,563)	(14,002)	(346)
Corporate debt	151	22,036	3,061	–	(3,572)	(13)
Certificates of deposit, commercial paper and other money market instruments	78	921	–	(4)	(6,276)	(665)
Reverse repurchase and repurchase agreements	–	5,236	–	–	(5,423)	–
Non asset backed loans	1	2,462	17,744	–	–	–
Asset backed securities	30	16,211	1,631	–	(67)	–
Commercial real estate loans	–	–	1,180	–	–	–
Issued debt	–	–	–	(10)	(40,592)	(749)
Equity cash products	40,252	7,823	171	(15,276)	(699)	–
Funds and fund linked products	–	2,644	631	–	(2,060)	(210)
Physical commodities	4	1,447	–	–	(363)	–
Other[b]	70	1,530	17,663	(2)	(22)	(13,297)
Total	113,026	533,907	47,840	(37,168)	(497,763)	(19,600)

As at 31 December 2013
Interest rate derivatives	–	231,218	1,031	–	(217,517)	(1,046)
Foreign exchange derivatives	–	60,111	117	–	(64,715)	(86)
Credit derivatives[a]	–	25,150	2,200	(26)	(26,262)	(780)
Equity derivatives	3,353	11,665	1,266	(3,926)	(16,237)	(1,867)
Commodity derivatives	1,471	12,319	399	(1,675)	(12,441)	(540)
Government and government sponsored debt	53,518	63,627	220	(17,833)	(17,758)	–
Corporate debt	1,005	34,247	3,040	(63)	(5,247)	(12)
Certificates of deposit, commercial paper and other money market instruments	–	1,493	–	(96)	(5,303)	(409)
Reverse repurchase and repurchase agreements	–	5,323	–	–	(5,306)	–
Non asset backed loans	–	2,493	16,132	–	–	–
Asset backed securities	–	15,141	2,112	–	(105)	–
Commercial real estate loans	–	–	1,198	–	–	–
Issued debt	–	54	1	–	(48,734)	(1,164)
Equity cash products	45,547	397	168	(11,554)	(704)	–
Funds and fund linked products	–	8,509	550	–	(3,369)	(54)
Physical commodities	1,155	3,048	–	–	(72)	–
Other[b]	510	742	4,509	(2)	(474)	(1)
Total	106,559	475,537	32,943	(35,175)	(424,244)	(5,959)

Assets and liabilities reclassified between Level 1 and Level 2

There were no transfers between Level 1 and 2 during the year (2013: £34m).

Notes

a	Credit derivatives includes derivative exposure to monoline insurers.
b	Other includes non-current assets and liabilities held for sale, private equity investments, asset backed loans, US Lehman acquisition assets and investment property.

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18 Fair value of financial instruments continued

Level 3 movement analysis

The following table summarises the movements in the Level 3 balance during the year. The table shows gains and losses and includes amounts for all assets and liabilities transferred to and from Level 3 during the year. Transfers have been reflected as if they had taken place at the beginning of the year.

Analysis of movements in Level 3 assets and liabilities
						Total gains and losses
						in the period		Total gains or losses recognised in OCI
						recognised in the					As at 31 December 2014
	As at 1 January 2014					income statement			Transfers

						Trading	Other
		Purchases	Sales	Issues	Settlements	income	income		In	Out
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Government and government sponsored debt	161	96	(198)	–	(46)	5	–	–	676	(9)	685
Corporate debt	3,039	177	(332)	–	(370)	484	–	–	39	(11)	3,026
Asset backed securities	2,111	1,037	(1,552)	–	(141)	178	–	–	8	(31)	1,610
Non asset backed loans	176	250	(30)	–	(49)	2	–	–	13	(89)	273
Funds and fund linked products	494	–	(92)	–	–	(17)	–	–	204	–	589
Other	440	8	(369)	–	54	22	–	–	–	(11)	144
Trading portfolio assets	6,421	1,568	(2,573)	–	(552)	674	–	–	940	(151)	6,327

Commercial real estate loans	1,198	2,919	(2,678)	–	(334)	76	(2)	–	–	–	1,179
Non asset backed loans	15,956	2	(177)	–	(81)	1,830	9	–	–	(68)	17,471
Asset backed loans	375	855	(777)	–	(4)	19	–	–	1	(76)	393
Private equity investments	1,168	173	(500)	–	(11)	4	82	–	–	(215)	701
Other	73	75	(1)	–	(35)	9	32	–	2	6	161
Financial assets designated at fair value	18,770	4,024	(4,133)	–	(465)	1,938	121	–	3	(353)	19,905

Asset backed securities	1	–	–	–	–	–	–	–	–	–	1
Government and government sponsored debt	59	281	(12)	–	(1)	–	–	–	–	–	327
Other	2,085	37	(78)	–	(1,694)	1	586	74	4	(30)	985
Available for sale investments	2,145	318	(90)	–	(1,695)	1	586	74	4	(30)	1,313

Other[a]	451	47	(238)	–	–	–	5	–	–	(58)	207

Trading portfolio liabilities	–	–	–	–	–	(3)	–	–	(346)	–	(349)

Certificates of deposit, commercial paper and other money market instruments	(409)	–	–	(254)	12	2	88	–	(108)	3	(666)
Issued debt	(1,164)	–	–	(16)	293	88	–	–	(48)	99	(748)
Other	(67)	–	–	(341)	10	6	30	–	(40)	–	(402)
Financial liabilities designated at fair value	(1,640)	–	–	(611)	315	96	118	–	(196)	102	(1,816)

Interest rate derivatives	(15)	5	45	(5)	7	(358)	–	–	103	113	(105)
Credit derivatives	1,420	11	–	–	42	121	–	–	(81)	44	1,557
Equity derivatives	(601)	86	(12)	(305)	113	(278)	–	–	(14)	166	(845)
Commodity derivatives	(141)	–	–	(3)	(10)	4	–	–	(11)	9	(152)
Foreign exchange derivatives	31	–	(12)	(4)	(71)	(6)	–	–	29	3	(30)
Net derivative financial instruments[b]	694	102	21	(317)	81	(517)	–	–	26	335	425

Total	26,841	6,059	(7,013)	(928)	(2,316)	2,189	830	74	431	(155)	26,012

Notes

a	Other consists of investment property. Non-current assets held for sale of £15,574m (2013: £495m) and liabilities in a disposal group classified as held for sale of £13,115m (2013: nil) are not included as these are measured at fair value on a non-recurring basis. £(58)m of transfers out as at 31 December
2014 refers to investment property transferred to the disposal group classified as held for sale.
b	The derivative financial instruments are represented on a net basis. On a gross basis, derivative financial assets are £4,745m (2013: £5,013m) and derivative financial liabilities are £4,320m (2013: £4,319m).

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18 Fair value of financial instruments continued

Level 3 movement analysis continued

Analysis of movements in Level 3 assets and liabilities

	As at 1 January 2013 £m	Purchases £m	Sales £m	Issues £m	Settlements £m	Total gains and losses in the period recognised in the income statement		Total gains or losses recognised in OCI £m	Transfers		As at 31 December 2013 £m

						Trading income £m	Other income £m		In £m	Out £m

Government and government sponsored debt	321	135	(199)	82	(23)	(3)	(11)	–	–	(141)	161
Corporate debt	3,136	84	(83)	–	–	(46)	–	–	–	(52)	3,039
Asset backed securities	3,614	2,773	(4,729)	–	(389)	831	–	–	50	(39)	2,111
Non asset backed loans	344	91	(281)	35	(37)	16	–	–	8	–	176
Funds and fund linked products	685	–	(64)	–	–	(95)	–	–	–	(32)	494
Other	414	46	(42)	–	(44)	44	–	–	34	(12)	440

Trading portfolio assets	8,514	3,129	(5,398)	117	(493)	747	(11)	–	92	(276)	6,421

Commercial real estate loans	1,798	1,542	(1,717)	–	(526)	156	2	–	2	(59)	1,198
Non asset backed loans	2,021	390	(1)	–	(208)	(1,441)	(107)	–	15,317	(15)	15,956
Asset backed loans	564	595	(748)	–	(23)	106	–	–	–	(119)	375
Private equity investments	1,350	161	(134)	–	(87)	50	(139)	–	18	(51)	1,168
Other	353	11	(237)	–	(28)	(36)	(1)	–	105	(94)	73

Financial assets designated at fair value	6,086	2,699	(2,837)	–	(872)	(1,165)	(245)	–	15,442	(338)	18,770

Asset backed securities	492	–	(521)	–	(29)	(1)	30	30	–	–	1
Government and government sponsored debt	46	13	–	–	(1)	–	1	–	–	–	59
Other	2,342	25	(77)	–	(471)	1	255	2	36	(28)	2,085

Available for sale investments	2,880	38	(598)	–	(501)	–	286	32	36	(28)	2,145

Other[a]	1,686	151	(1,210)	–	–	17	(31)	–	–	(162)	451

Trading portfolio liabilities	(2)	(1)	–	–	–	1	–	–	–	2	–

Certificates of deposit, commercial paper and other money market instruments	(760)	–	–	–	7	204	93	–	–	47	(409)
Issued debt	(1,439)	–	9	(67)	319	60	6	–	(205)	153	(1,164)
Other	(156)	(2)	1	–	(2)	(3)	3	–	–	92	(67)

Financial liabilities designated at fair value	(2,355)	(2)	10	(67)	324	261	102	–	(205)	292	(1,640)

Interest rate derivatives	149	(26)	(1)	–	31	262	2	–	(26)	(406)	(15)
Credit derivatives	1,776	95	(66)	(2)	54	(488)	(81)	–	(74)	206	1,420
Equity derivatives	(608)	301	(1)	(394)	(48)	151	2	–	(85)	81	(601)
Commodity derivatives	117	(57)	–	(44)	42	66	1	–	(146)	(120)	(141)
Foreign exchange derivatives	(40)	–	–	–	145	(44)	1	–	(10)	(21)	31
Other	(164)	–	–	–	–	–	–	–	–	164	–

Net derivative financial instruments[b]	1,230	313	(68)	(440)	224	(53)	(75)	–	(341)	(96)	694

Total	18,039	6,327	(10,101)	(390)	(1,318)	(192)	26	32	15,024	(606)	26,841

Notes

a	Other consists of investment property. Non-current assets held for sale of £15,574m (2013: £495m) and liabilities in a disposal group classified as held for sale of £13,115m (2013: nil) are not included as these are measured at fair value on a non-recurring basis. £(58)m of transfers out as at 31 December
2014 refers to investment property transferred to the disposal group classified as held for sale.
b	The derivative financial instruments are represented on a net basis. On a gross basis, derivative financial assets are £4,745m (2013: £5,013m) and derivative financial liabilities are £4,320m (2013: £4,319m)

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Assets and liabilities move between Level 2 and Level 3 primarily due to (i) an increase or decrease in observable market activity related to an input; or (ii) a change in the significance of the unobservable input, with assets and liabilities classified as Level 3 if an unobservable input is deemed significant.

During 2014, transfers into Level 3 totalled £431m (2013: £15,024m). This was primarily due to:

¡	£676m of government and government sponsored debt held as trading portfolio assets following a decrease in observable market activity for UK Gilt strips;

¡	£204m in fund and fund linked products held as trading portfolio assets;

¡	£(346)m of government and government sponsored debt held as trading portfolio liabilities; and

¡	£(108)m of certificates of deposit, commercial paper and other money market instruments which are designated as held at fair value through profit and loss.

Transfers out of Level 3 totalled £155m (2013: £606m). This was primarily due to:

¡	£215m of private equity investments held as financial assets designated at fair value through profit and loss;

¡	£89m of non-asset backed loans held as trading portfolio assets; and

¡	£(166)m of equity derivatives as a result of more observable valuation inputs.

Unrealised gains and losses on Level 3 financial assets and liabilities

The following table discloses the unrealised gains and losses recognised in the year arising on Level 3 financial assets and liabilities held at year end.

Unrealised gains and losses recognised during the period on Level 3 assets and liabilities held at period end
	2014				2013
	Income statement		Other compre- hensive income £m		Income statement		Other compre- hensive income £m
	Trading	Other			Trading	Other
	income	income		Total	income	income		Total
As at 31 December	£m	£m		£m	£m	£m		£m
Trading portfolio assets	466	–	–	466	222	–	–	222
Financial assets designated at fair value	1,849	(9)	–	1,840	(1,276)	10	–	(1,266)
Available for sale assets	–	572	80	652	–	(5)	27	22
Trading portfolio liabilities	(3)	–	–	(3)	–	–	–	–
Financial liabilities designated at fair value	98	118	–	216	74	–	–	74
Other	–	5	–	5	(27)	(31)	–	(58)
Net derivative financial instruments	(238)	–	–	(238)	(411)	(75)	–	(486)
Total	2,172	686	80	2,938	(1,418)	(101)	27	(1,492)

The trading income of £1,849m within financial assets designated at fair value was primarily due to gains on the ESHLA fixed rate loan portfolio as a result of a decrease in interest rate forward curves offset by the reduction in fair value of £935m arising from the valuation methodology change described on page 281. The gains relating to interest rate curves are offset by a trading loss recognised on the Level 2 derivative instruments that hedge the ESHLA loan portfolio interest rate risk.

Trading income of £466m on trading portfolio assets and net derivative financial instruments of £(238)m was driven by the effects of the decrease in interest rate forward curves, with Level 3 assets and liabilities increasing over the period.

Other income of £572m on available for sale assets was driven by foreign exchange fluctuations and a £461m valuation gain on the US Lehman acquisition assets.

Valuation techniques and sensitivity analysis

Sensitivity analysis is performed on products with significant unobservable inputs (Level 3) to generate a range of reasonably possible alternative valuations. The sensitivity methodologies applied take account of the nature of valuation techniques used, as well as the availability and reliability of observable proxy and historical data and the impact of using alternative models.

Sensitivities are dynamically calculated on a monthly basis. The calculation is based on range or spread data of a reliable reference source or a scenario based on relevant market analysis alongside the impact of using alternative models. Sensitivities are calculated without reflecting the impact of any diversification in the portfolio.

The valuation techniques used for the material products within Levels 2 and 3, and observability and sensitivity analysis for products within Level 3 are described below.

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18 Fair value of financial instruments continued

Interest rate derivatives

Description: These are derivatives linked to interest rates or inflation indices. This category includes futures, interest rate and inflation swaps, swaptions, caps, floors, inflation options, balance guaranteed swaps and other exotic interest rate derivatives.

Valuation: Interest rate derivative cash flows are valued using interest rate yield curves whereby observable market data is used to construct the term structure of forward rates. This is then used to project and discount future cash flows based on the parameters of the trade. Instruments with optionality are valued using volatilities implied from market observable inputs. Exotic interest rate derivatives are valued using industry standard and bespoke models based on observable and unobservable market parameter inputs. Input parameters include interest rates, volatilities, correlations and others as appropriate. Where unobservable, a parameter will be set with reference to an observable proxy. Inflation forward curves and interest rate yield curves are extrapolated beyond observable tenors.

Balance guaranteed swaps are valued using cash flow models that calculate fair value based on loss projections, prepayment, recovery and discount rates. These parameters are determined by reference to underlying asset performance, independent research, ABX indices, broker quotes, observable trades on similar securities, and third party pricing sources. Prepayment is projected based on observing historic prepayment rates.

Observability: In general, input parameters are deemed observable up to liquid maturities which are determined separately for each parameter and underlying. Certain correlation, convexity, long dated forwards and volatility exposures are unobservable beyond liquid maturities. Unobservable model inputs are set by referencing liquid market instruments and applying extrapolation techniques to match the appropriate risk profile.

Level 3 sensitivity: Sensitivity relating to unobservable valuation inputs is based on the dispersion of consensus data services where available, otherwise stress scenarios or historic data are used.

Foreign exchange derivatives

Description: These are derivatives linked to the foreign exchange (FX) market. This category includes FX forward contracts, FX swaps and FX options. The vast majority are traded as OTC derivatives.

Valuation: Exotic and non-exotic derivatives are valued using industry standard and bespoke models. Input parameters include FX rates, interest rates, FX volatilities, interest rate volatilities, FX interest rate correlations and others as appropriate. Unobservable model inputs are set by referencing liquid market instruments and applying extrapolation techniques to match the appropriate risk profile.

Observability: Certain correlations, long dated forwards and volatilities are unobservable beyond liquid maturities.

Level 3 sensitivity: Sensitivity relating to unobservable valuation inputs is primarily based on the dispersion of consensus data services.

Credit derivatives

Description: These are derivatives linked to the credit spread of a referenced entity, index or basket of referenced entities or a pool of referenced assets via securitisation. This category includes single name and index Credit Default Swaps (CDS), asset backed CDS, synthetic Collateralised Debt Obligations (CDOs), and Nth-to-default basket swaps.

Valuation: CDS are valued using a market standard model that incorporates the credit curve as its principal input. Credit spreads are observed directly from broker data, third party vendors or priced to proxies. Where credit spreads are unobservable, they are determined with reference to recent transactions or proxied from bond spreads on observable trades of the same issuer or other similar entities. Synthetic CDOs are valued using a model that calculates fair value based on credit spreads, recovery rates, correlations and interest rates, and is calibrated to the index tranche market.

Observability: CDS contracts referencing entities that are not actively traded are considered unobservable. The correlation input to synthetic CDO valuation is considered unobservable as it is proxied from the observable index tranche market. Where an asset backed credit derivative does not have an observable market price and the valuation is determined using a model, an instrument is considered unobservable.

Level 3 sensitivity: The sensitivity of valuations of the illiquid CDS portfolio is determined by applying a shift to each spread curve. The shift is based on the average range of pricing observed in the market for similar CDS.

Synthetic CDO sensitivity is calculated using correlation levels derived from the range of contributors to a consensus bespoke service.

Commodity derivatives

Description: These products are exchange traded and OTC derivatives based on underlying commodities such as metals, crude oil and refined products, agricultural, power and natural gas.

Valuation: The valuations of commodity swaps and options are determined using models incorporating discounting of cash flows and other industry standard modelling techniques. Valuation inputs include forward curves, volatilities implied from market observable inputs and correlations. Unobservable inputs are set with reference to similar observable products or by applying extrapolation techniques from the observable market.

Observability: Certain correlations, forward curves and volatilities for longer dated exposures are unobservable.

Level 3 sensitivity: Sensitivity is determined primarily by measuring historical variability over two years. Where historical data is unavailable or uncertainty is due to volumetric risk, sensitivity is measured by applying appropriate stress scenarios or using proxy bid-offer spread levels.

Equity derivatives

Description: These are derivatives linked to equity indices and single names. This category includes exchange traded and OTC equity derivatives including vanilla and exotic options.

Valuation: The valuations of OTC equity derivatives are determined using industry standard models. Input parameters include stock prices, dividends, volatilities, interest rates, equity repo curves and, for multi-asset products, correlations. Unobservable model inputs are determined by reference to liquid market instruments and applying extrapolation techniques to match the appropriate risk profile.

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Observability: In general, input parameters are deemed observable up to liquid maturities which are determined separately for each parameter and underlying.

Level 3 sensitivity: Sensitivity is estimated based on the dispersion of consensus data services either directly or through proxies.

Derivative exposure to monoline insurers

Description: These products are derivatives through which credit protection has been purchased on structured debt instruments (primarily collateralised loan obligations or CLOs) from monoline insurers.

Valuation: Given the bespoke nature of the CDS, the primary valuation input is the price of the cash instrument it protects.

Observability: While the market value of the cash instrument underlying the CDS contract may be observable, its use in the valuation of CDS is considered unobservable due to the bespoke nature of the monoline CDS contracts.

Level 3 sensitivity: Due to the high degree of uncertainty, the sensitivity reflects the impact of writing down the credit protection element of fair value to zero.

Government and government sponsored debt

Description: These are government bonds, supra sovereign bonds and agency bonds.

Valuation: Liquid government bonds actively traded through an exchange or clearing house are marked to the closing levels observed in these markets. Less liquid bonds are valued using observable market prices which are sourced from broker quotes, inter-dealer prices or other reliable pricing services. Where there are no observable market prices, fair value is determined by reference to either issuances or CDS spreads of the same issuer as proxy inputs to obtain discounted cash flow amounts.

Observability: Where an observable market price is not available, the bond is considered Level 3.

Level 3 sensitivity: Sensitivity is calculated by using the range of observable proxy prices.

Corporate debt

Description: This primarily contains corporate bonds.

Valuation: Corporate bonds are valued using observable market prices which are sourced from broker quotes, inter-dealer prices or other reliable pricing services. Where there are no observable market prices, fair value is determined by reference to either issuances or CDS spreads of the same issuer as proxy inputs to obtain discounted cash flow amounts. In the absence of observable bond or CDS spreads for the respective issuer, similar reference assets or sector averages are applied as a proxy (the appropriateness of proxies being assessed based on issuer, coupon, maturity and industry).

Observability: Where an observable market price is not available, the security is considered Level 3.

Level 3 sensitivity: The sensitivity for the corporate bonds portfolio is determined by applying a shift to each underlying position driven by average ranges of external levels observed in the market for similar bonds.

Non-asset backed loans

Description: This category is largely made up of fixed rate loans, such as the ESHLA portfolio, which are valued using models that discount expected future cash flows.

Valuation: Fixed rate loans are valued using models that calculate fair value based on observable interest rates and unobservable loan spreads. Unobservable loan spreads incorporate funding costs, the level of comparable assets such as gilts, issuer credit quality and other factors.

Observability: Within this population, the unobservable input is the loan spread.

Level 3 sensitivity: The sensitivity for fixed rate loans is calculated by applying a shift to loan spreads.

Asset backed securities

Description: These are securities that are linked to the cash flows of a pool of referenced assets via securitisation. This category includes residential mortgage backed securities, commercial mortgage backed securities, CDOs, CLOs and other asset backed securities.

Valuation: Where available, valuations are based on observable market prices which are sourced from broker quotes and inter-dealer prices. Otherwise, valuations are determined using industry standard discounted cash flow analysis that calculates the fair value based on valuation inputs such as constant default rate, conditional prepayment rate, loss given default and yield. These inputs are determined by reference to a number of sources including proxying to observed transactions, market indices or market research, and by assessing underlying collateral performance.

Proxying to observed transactions, indices or research requires an assessment and comparison of the relevant securities’ underlying attributes including collateral, tranche, vintage, underlying asset composition (historical losses, borrower characteristics, and loan attributes such as loan-to-value ratio and geographic concentration) and credit ratings (original and current).

Observability: Where an asset backed product does not have an observable market price, and the valuation is determined using a discounted cash flow analysis, an instrument is considered unobservable.

Level 3 sensitivity: The sensitivity analysis for asset backed products is based on externally sourced pricing dispersion, defined at the position level.

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Notes to the financial statements Assets and liabilities held at fair value

18 Fair value of financial instruments continued

Commercial real estate loans

Description: This portfolio includes loans that are secured by a range of commercial property types including retail, hotel, office, multi-family and industrial properties.

Valuation: Performing loans are valued using discounted cash flow analysis which considers the characteristics of the loan such as property type, geographic location, credit quality and property performance reviews in order to determine an appropriate credit spread. Where there is significant uncertainty regarding loan performance, valuation is based on independent third party appraisals or bids for the underlying properties. Independent third party appraisals are determined by discounted cash flow analysis. The key valuation inputs are yield and loss given default.

Observability: Since each commercial real estate loan is unique in nature, and the secondary loan market is relatively illiquid, valuation inputs are generally considered unobservable.

Level 3 sensitivity: For performing loans, sensitivity is determined by stressing the credit spread for each loan. For loans which have significant uncertainty regarding loan performance, sensitivity is determined by either a range of bids or by stressing the inputs to independent third party appraisals.

Issued debt

Description: This category contains Barclays’ issued notes.

Valuation: Fair valued Barclays’ issued notes are valued using discounted cash flow techniques and industry standard models incorporating various observable input parameters depending on the terms of the instrument.

Observability: Barclays’ issued notes are generally observable. Structured notes are debt instruments containing embedded derivatives. Where either an input to the embedded derivative or the debt instrument is deemed unobservable and significant to the overall valuation of the note, the structured note is classified as Level 3.

Level 3 sensitivity: Sensitivity to the unobservable input in the embedded derivative is calculated in line with the method used for the derivative instrument concerned and incorporated within the derivative lines.

Private equity investments

Description: This category includes private equity investments.

Valuation: Private equity investments are valued in accordance with the ‘International Private Equity and Venture Capital Valuation Guidelines’. This requires the use of a number of individual pricing benchmarks such as the prices of recent transactions in the same or similar entities, discounted cash flow analysis, and comparison with the earnings multiples of listed comparative companies. Full valuations are generally performed at least biannually, with the positions reviewed periodically for material events that might impact upon fair value. The valuation of unquoted equity instruments is subjective by nature. However, the relevant methodologies are commonly applied by other market participants and have been consistently applied over time.

Observability: Unobservable inputs include earnings estimates, multiples of comparative companies, marketability discounts and discount rates.

Level 3 sensitivity: The relevant valuation models are each sensitive to a number of key assumptions, such as projected future earnings, comparator multiples, marketability discounts and discount rates. Valuation sensitivity is estimated by flexing such assumptions to reasonable alternative levels and determining the impact on the resulting valuation.

Other

Description: The US Lehman acquisition assets are included within Other. For more details, refer to Note 29. Other also includes investment property and non-current assets held for sale. See below for more details.

Level 3 sensitivity: No stress has been applied to the receivables relating to the Lehman acquisition (Note 29). The sensitivity inherent in the measurement of the receivables is akin to a litigation provision. Due to this, an upside and downside stress on a basis comparable with the other assets cannot be applied.

Investment property

Description: Investment property consists of commercial real estate property including most of the major property types: retail, office, industrial and multi-family properties.

Valuation: Investment property is valued using competitive asset specific market bids. When bids are unavailable, valuations are determined by independent third party appraisers through a discounted cash flow analysis. The key inputs to the discounted cash flow valuation are capitalisation rates, yields, growth rate, and loss given default.

Observability: Since each investment property is unique in nature and the commercial real estate market is illiquid, valuation inputs are largely unobservable.

Non-current assets held for sale

Description: Non-current assets held for sale materially consists of the Spanish business, which includes all assets and liabilities of Barclays Bank S.A.U. and its subsidiaries being offered for sale.

Valuation: Non-current assets held for sale are valued at the lower of carrying value and fair value less cost to sell. The Spanish business has been recognised at the agreed price less costs to sell.

Observability: There is no liquid market for such transactions and therefore valuation inputs are largely unobservable.

Level 3 sensitivity: The Spanish business is valued at the agreed price less costs to sell and is not expected to display significant sensitivity.

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18 Fair value of financial instruments continued

Complex derivative instruments

Valuation estimates made by counterparties with respect to complex derivative instruments, for the purpose of determining the amount of collateral to be posted, often differ, sometimes significantly, from Barclays’ own estimates. In almost all cases, Barclays has been able to successfully resolve such differences or otherwise reach an accommodation with respect to collateral posting levels, including in certain cases by entering into compromise collateral arrangements. Due to the ongoing nature of collateral calls, Barclays will often be engaged in discussion with one or more counterparties in respect of such differences at any given time. Valuation estimates made by counterparties for collateral purposes are, like any other third-party valuation, considered when determining Barclays’ fair value estimates.

Sensitivity analysis of valuations using unobservable inputs
	Fair value		Favourable changes		Unfavourable changes
	Total assets £m	Total liabilities £m	Income statement £m	Equity £m	Income statement £m	Equity £m
As at 31 December 2014
Interest rate derivatives	1,239	(1,344)	70	–	(71)	–
Foreign exchange derivatives	108	(138)	36	–	(36)	–
Credit derivatives[a]	1,966	(409)	81	–	(229)	–
Equity derivatives	1,247	(2,092)	220	–	(220)	–
Commodity derivatives	185	(337)	46	–	(46)	–
Government and government sponsored debt	1,014	(346)	–	–	(2)	–
Corporate debt	3,061	(13)	26	(1)	(9)	(4)
Certificates of deposit, commercial paper and other money market instruments	–	(665)	3	–	3	–
Non-asset backed loans	17,744	–	1,164	–	(820)	–
Asset backed securities	1,631	–	46	1	(72)	(1)
Commercial real estate loans	1,180	–	20	–	(19)	–
Issued debt	–	(749)	–	–	–	–
Equity cash products	171	–	–	11	–	(11)
Funds and fund linked products	631	(210)	14	–	(14)	–
Other[b]	17,663	(13,297)	180	82	(156)	(55)
Total	47,840	(19,600)	1,906	93	(1,691)	(71)

As at 31 December 2013
Interest rate derivatives	1,031	(1,046)	246	–	(251)	–
Foreign exchange derivatives	117	(86)	32	–	(32)	–
Credit derivatives[a]	2,200	(780)	145	–	(287)	–
Equity derivatives	1,266	(1,867)	234	–	(234)	–
Commodity derivatives	399	(540)	41	–	(41)	–
Government and government sponsored debt	220	–	1	–	(1)	–
Corporate debt	3,040	(12)	10	–	(4)	–
Certificates of deposit, commercial paper and other money market instruments	–	(409)	–	–	–	–
Non-asset backed loans	16,132	–	151	–	(1,177)	–
Asset backed securities	2,112	–	104	1	(74)	(1)
Commercial real estate loans	1,198	–	61	–	(29)	–
Issued debt	1	(1,164)
Equity cash products	168	–	–	12	–	(12)
Funds and fund linked products	550	(54)	25	–	(25)	–
Other[b]	4,509	(1)	208	58	(203)	(47)
Total	32,943	(5,959)	1,258	71	(2,358)	(60)

The effect of stressing unobservable inputs to a range of reasonably possible alternatives, alongside considering the impact of using alternative models, would be to increase fair values by up to £1.9bn (2013: £1.3bn) or to decrease fair values by up to £1.7bn (2013: £2.4bn) with substantially all the potential effect impacting the income statement rather than directly impacting equity. The increase in favourable change and corresponding decrease in unfavourable change for non-asset backed loans between 2014 and 2013 has resulted from the fair value methodology change described on page 281, which moved the fair valuation for the ESHLA portfolio towards the middle of the range of potential outcomes.

Notes

a	Credit derivatives includes derivative exposure to monoline insurers.
b	Other includes non-current assets and liabilities held for sale, which are measured at fair value on a non-recurring basis, private equity investments, asset backed loans, US Lehman acquisition assets and investment property.

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Notes to the financial statements Assets and liabilities held at fair value

18 Fair value of financial instruments continued

Significant unobservable inputs

The following table discloses the valuation techniques and significant unobservable inputs for assets and liabilities recognised at fair value and classified as Level 3 along with the range of values used for those significant unobservable inputs:

	Total assets	Total liabilities	Valuation		Significant unobservable	2014 Range		2013 Range
	£m	£m	technique(s)		inputs	Min	Max	Min	Max	Units[a]
Derivative financial instruments[b]
Interest rate derivatives	1,239	(1,344)	Discounted cash flows		Inflation forwards	(0.5)	11	(0.1)	4	%
			Option model		Inflation volatility	0.4	3	1	2	%
					IR – IR correlation	(88)	100	(34)	100	%
					FX – IR correlation	14	90	14	90	%
					Interest rate volatility	–	97	8	52	%
Credit derivatives	1,966	(409)	Discounted cash flows		Credit spread	116	240	138	1,530	bps
			Correlation model		Credit correlation	36	90	22	81	%
					Credit spread	6	5,898	206	934	bps
			Comparable pricing		Price	64	100	–	100	points
Equity derivatives	1,247	(2,092)			Equity volatility	1	97	13	97	%
					Equity – equity correlation	(55)	99	25	96	%
					Equity – FX correlation	(80)	55	(91)	55	%
Non-derivative financial instruments
Corporate debt	3,061	(13)	Discounted cash flows		Credit spread	140	900	138	540	bps
			Comparable pricing		Price	–	104	–	120	points
Asset backed securities	1,631	–	Discounted cash flows		Conditional prepayment rate	–	5	–	54	%
					Constant default rate	–	9	–	15	%
					Loss given default	45	100	–	100	%
					Yield	3	11	–	52	%
					Credit spread	74	2,688	13	5,305	bps
			Comparable pricing		Price	–	100	–	201	points
Commercial real estate loans	1,180	–	Discounted cash flows		Loss given default	–	100	–	100	%
					Yield	4	8	2	26	%
					Credit spread	124	675	134	294	bps
Non-asset backed securities	17,744	–	Discounted cash flows		Loan spread	39	1,000	–	1,124	bps
Other[c]	2,320	(182)	Discounted cash flows		Constant default rate	–	–	2	10	%
					Loss given default	–	–	33	95	%
					Yield	8	9	3	35	%
			Comparable pricing		Price	–	133	–	102	points
			Net asset value	[d]	Net asset value

Notes

a	The units used to disclose ranges for significant unobservable inputs are percentages, points and basis points. Points are a percentage of par; for example, 100 points equals 100% of par. A basis point equals 1/100th of 1%; for example, 150 basis points equals 1.5%.
b	Certain derivative instruments are classified as Level 3 due to a significant unobservable credit spread input into the calculation of the Credit Valuation Adjustment for the instruments. The range of significant unobservable credit spreads is between 53-825bps.
c	Other includes private equity investments, asset-backed loans, US Lehman acquisition assets and investment property.
d	A range has not been provided for net asset value as there would be a wide range reflecting the diverse nature of the positions.

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18 Fair value of financial instruments continued

The following section describes the significant unobservable inputs identified in the table above, and the sensitivity of fair value measurement of the instruments categorised as Level 3 assets or liabilities to increases in significant unobservable inputs. Where sensitivities are described, the inverse relationship will also generally apply.

Where reliable interrelationships can be identified between significant unobservable inputs used in fair value measurement, a description of those interrelationships is included below.

Comparable price

Comparable instrument prices are used in valuation by calculating an implied yield (or spread over a liquid benchmark) from the price of a comparable observable bond, then adjusting that yield (or spread) to derive a value for the unobservable bond. The adjustment to yield (or spread) should account for relevant differences in the bonds such as maturity or credit quality. Alternatively, a price-to-price basis can be assumed between the comparable instrument and bond being valued in order to establish the value of the bond.

In general, a significant increase in comparable price in isolation will result in a movement in fair value that is favourable for the holder of a cash instrument.

For a derivative instrument, a significant increase in an input derived from a comparable price in isolation can result in a movement in fair value that is favourable or unfavourable depending on the specific terms of the instrument.

Conditional prepayment rate

Conditional prepayment rate is the proportion of voluntary, unscheduled repayments of loan principal by a borrower. Prepayment rates affect the weighted average life of securities by altering the timing of future projected cash flows.

A significant increase in a conditional prepayment rate in isolation can result in a movement in fair value that is favourable or unfavourable depending on the specific terms of the instrument.

Conditional prepayment rates are typically inversely correlated to credit spread i.e. securities with high borrower credit spread typically experience lower prepayment rates, and also tend to experience higher default rates.

Constant default rate

The constant default rate represents an annualised rate of default of the loan principal by the borrower.

A significant increase in a constant default rate in isolation can result in a movement in fair value that is favourable or unfavourable depending on the specific terms of the instrument.

Constant default rate and conditional prepayment rates are typically inversely correlated: fewer defaults on loans typically will mean higher credit quality and therefore more prepayments.

Correlation

Correlation is a measure of the relationship between the movements of two variables (i.e. how the change in one variable influences a change in the other variable). Correlation is a key input into valuation of derivative contracts with more than one underlying instrument. For example, where an option contract is written on a basket of underlying names, the volatility of the basket, and hence the fair value of the option, will depend on the correlation between the basket components. Credit correlation generally refers to the correlation between default processes for the separate names that make up the reference pool of a collateralised debt obligation structure.

A significant increase in correlation in isolation can result in a movement in fair value that is favourable or unfavourable depending on the specific terms of the instrument.

Credit spread

Credit spreads typically represent the difference in yield between an instrument and a benchmark security or reference rate. Credit spreads reflect the additional yield that a market participant would demand for taking exposure to the credit risk of an instrument, and form part of the yield used in a discounted cash flow calculation.

In general, a significant increase in credit spread in isolation will result in a movement in fair value that is unfavourable for the holder of a cash asset.

For a derivative instrument, a significant increase in credit spread in isolation can result in a movement in fair value that is favourable or unfavourable depending on the specific terms of the instrument.

Loan spread

Loan spreads typically represent the difference in yield between an instrument and a benchmark security or reference rate. Loan spreads typically reflect funding costs, credit quality, the level of comparable assets such as gilts and other factors, and form part of the yield used in a discounted cash flow calculation.

In general, a significant increase in loan spreads in isolation will result in a movement in fair value that is unfavourable for the holder of a loan.

Forwards

A price or rate that is applicable to a financial transaction that will take place in the future. A forward is generally based on the spot price or rate, adjusted for the cost of carry, and defines the price or rate that will be used to deliver a currency, bond, commodity or some other underlying instrument at a point in the future. A forward may also refer to the rate fixed for a future financial obligation, such as the interest rate on a loan payment. In general, a significant increase in a forward in isolation will result in a movement in fair value that is favourable for the contracted receiver of the underlying (currency, bond, commodity, etc.), but the sensitivity is dependent on the specific terms of the instrument.

Loss given default (LGD)

Loss given default represents the expected loss upon liquidation of the collateral as a percentage of the balance outstanding.

In general, a significant increase in the LGD in isolation will translate to lower recovery and lower projected cash flows to pay to the securitisation, resulting in a movement in fair value that is unfavourable for the holder of the securitised product.

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Notes to the financial statements Assets and liabilities held at fair value

18 Fair value of financial instruments continued

Net Asset Value

Net asset value represents the total value of a fund’s assets and liabilities.

In general, a significant increase in net asset value in isolation will result in a movement in fair value that is favourable for a fund.

Volatility

Volatility is a key input in the valuation of derivative products containing optionality. Volatility is a measure of the variability or uncertainty in returns for a given derivative underlying. It represents an estimate of how much a particular underlying instrument, parameter or index will change in value over time. In general, volatilities will be implied from observed option prices. For unobservable options the implied volatility may reflect additional assumptions about the nature of the underlying risk, as well as reflecting the given strike/maturity profile of a specific option contract.

In general a significant increase in volatility in isolation will result in a movement in fair value that is favourable for the holder of a simple option, but the sensitivity is dependent on the specific terms of the instrument.

There may be inter-relationships between unobservable volatilities and other unobservable inputs that can be implied from observation (e.g. when equity prices fall, implied equity volatilities generally rise) but these are specific to individual markets and may vary over time.

Yield

The rate used to discount projected cash flows in a discounted future cash flow analysis.

In general, a significant increase in yield in isolation will result in a movement in fair value that is unfavourable for the holder of a cash instrument.

Fair value adjustments

Key balance sheet valuation adjustments are quantified below:

	2014 £m	2013 £m

Bid-offer valuation adjustments	(396)	(406)
Other exit adjustments	(169)	(208)
Uncollateralised derivative funding	(100)	(67)
Derivative credit valuation adjustments:
– Monolines	(24)	(62)
– Other derivative credit valuation adjustments	(394)	(322)
Derivative debit valuation adjustments	177	310

Bid-offer valuation adjustments

The Group uses mid-market pricing where it is a market maker and has the ability to transact at, or better than, mid price (which is the case for certain equity, bond and vanilla derivative markets). For other financial assets and liabilities, bid-offer adjustments are recorded to reflect the price for the expected close out strategy. The methodology for determining the bid-offer adjustment for a derivative portfolio involves calculating the net risk exposure by offsetting long and short positions by strike and term in accordance with the risk management and hedging strategy. Bid-offer levels are derived from market sources, such as broker data.

Other exit adjustments

Market data input for exotic derivatives may not have a directly observable bid-offer spread. In such instances, an exit adjustment is applied as a proxy for the bid-offer adjustment. An example of this is correlation risk where an adjustment is applied to reflect the possible range of values that market participants apply. The exit adjustment may be determined by calibrating to derivative prices, or by scenario analysis or historical analysis. The other exit adjustments have reduced by £39m to £169m respectively as a result of movements in market bid-offer spreads.

Discounting approaches for derivative instruments

Collateralised

In line with market practice, the methodology for discounting collateralised derivatives takes into account the nature and currency of the collateral that can be posted within the relevant Credit Support Annex (CSA). This CSA-aware discounting approach recognises the ‘cheapest to deliver’ option that reflects the ability of the party posting collateral to change the currency of the collateral.

Uncollateralised

A fair value adjustment of £100m is applied to account for the impact of incorporating the cost of funding into the valuation of uncollateralised derivative portfolios and collateralised derivatives where the terms of the agreement do not allow the rehypothecation of collateral received. This adjustment is referred to as the ‘Funding Fair Value Adjustment’ (FFVA). FFVA has increased by £33m to £100m mainly as a result of interest rates decreasing, causing uncollateralised exposures to increase.

FFVA is determined by calculating the net expected exposure at a counterparty level and applying a funding rate to these exposures that reflects the market cost of funding. Barclays’ internal Treasury lending rates are used as an input to the calculation. The approach takes into account the probability of default of each counterparty, as well as any mandatory break clauses.

The FFVA incorporates a scaling factor which is an estimate of the extent to which the cost of funding is incorporated into observed traded levels. On calibrating the scaling factor, it is with the assumption that Credit Valuation Adjustments (CVA) and Debit Valuation Adjustments (DVA) are retained as valuation components incorporated into such levels. The effect of incorporating this scaling factor at 31 December 2014 was to reduce the FFVA by £300m (2013: £200m).

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18 Fair value of financial instruments continued

Uncollateralised derivative trading activity is used to determine this scaling factor. The trading history analysed includes new trades, terminations, trade restructures and novations. The FFVA balance and movement is driven by the Barclays own cost of funding spread over LIBOR, counterparty default probabilities and recovery rates, as well as the market value of the underlying derivatives. Movements in the market value of the portfolio in scope for FFVA are mainly driven by interest rates, inflation rates and foreign exchange levels.

Barclays continues to monitor market practices and activity to ensure the approach to uncollateralised derivative valuation remains appropriate. The above approach has been in use since 2012 with no significant changes.

Derivative credit and debit valuation adjustments

Credit valuation adjustments (CVAs) and debit valuation adjustments (DVAs) are incorporated into derivative valuations to reflect the impact on fair value of counterparty credit risk and Barclays own credit quality respectively. These adjustments are modelled for OTC derivatives across all asset classes. Calculations are derived from estimates of exposure at default, probability of default and recovery rates, on a counterparty basis. Counterparties include (but are not limited to) corporates, monolines, sovereigns and sovereign agencies, supranationals, and special-purpose vehicles.

Exposure at default for CVA and DVA is generally based on expected exposure, estimated through the simulation of underlying risk factors. For some complex products, where this approach is not feasible, simplifying assumptions are made, either through proxying with a more vanilla structure, or using current or scenario-based mark to market as an estimate of future exposure. Where strong collateralisation agreement exists as a mitigant to counterparty risk, the exposure is set to zero.

Probability of default and recovery rate information is generally sourced from the CDS markets. For counterparties where this information is not available, or considered unreliable due to the nature of the exposure, alternative approaches are taken based on mapping internal counterparty ratings onto historical or market-based default and recovery information. In particular, this applies to sovereign related names where the effect of using the recovery assumptions implied in CDS levels would imply a £120m (2013: £105m) increase in CVA.

Correlation between counterparty credit and underlying derivative risk factors may lead to a systematic bias in the valuation of counterparty credit risk, termed ‘wrong-way’ or ‘right-way’ risk. This is not incorporated into the CVA calculation, but risk of wrong-way exposure is controlled at the trade origination stage.

Derivative credit valuation adjustments increased by £34m to £418m primarily due to an increase in exposure as a result of lower interest rates, partially offset by a reduction in monoline exposure. Derivative debit valuation adjustments have reduced by £133m to £177m primarily as a result of improvements in Barclays credit.

Portfolio exemptions

The Group uses the portfolio exemption in IFRS 13 Fair Value Measurement to measure the fair value of groups of financial assets and liabilities. Instruments are measured using the price that would be received to sell a net long position (i.e. an asset) for a particular risk exposure or to transfer a net short position (i.e. a liability) for a particular risk exposure in an orderly transaction between market participants at the balance sheet date under current market conditions. Accordingly, the Group measures the fair value of the group of financial assets and liabilities consistently with how market participants would price the net risk exposure at the measurement date.

Unrecognised gains as a result of the use of valuation models using unobservable inputs

The amount that has yet to be recognised in income that relates to the difference between the transaction price (the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, less amounts subsequently recognised, is £96m (2013: £137m). There are no additions (2013: £53m) and £41m (2013: £64m) of amortisation and releases.

The reserve held for unrecognised gains is predominantly related to derivative financial instruments.

Third party credit enhancements

Structured and brokered certificates of deposit issued by Barclays Group are insured up to $250,000 per depositor, by the Federal Deposit Insurance Corporation (FDIC) in the United States. The FDIC is funded by premiums that Barclays and other banks pay for deposit insurance coverage. The carrying value of these issued certificates of deposit that are designated under the IAS 39 fair value option includes this third party credit enhancement. The on balance sheet value of these brokered certificates of deposit amounted to £3,650m (2013: £3,136m).

Valuation control framework

The valuation control framework covers fair value positions and is a key control in ensuring the material accuracy of valuations.

The valuation control function within Finance is responsible for independent price verification, oversight of prudent and fair value adjustments and escalation of valuation issues.

Governance over the valuation process is the responsibility of the Valuation Committee, and this is the governance forum to which valuation issues are escalated.

The Valuation Committee meets on a monthly basis and is responsible for overseeing valuation policy and practice within the Group. It provides reports to the Board Audit Committee, which examines the judgements taken on valuation and related disclosures.

Price verification uses independently sourced data that is deemed most representative of the market. The characteristics against which the data source is assessed are independence, reliability, consistency with other sources and evidence that the data represents an executable price. The most current data available at balance sheet date is used. Where significant variances are noted in the independent price verification process, an adjustment is made to fair value. Additional fair value adjustments may be made to reflect such factors as bid-offer spreads, market data uncertainty, model limitations and counterparty risk – further detail on these fair value adjustments is disclosed on page 292.

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Notes to the financial statements Assets and liabilities held at fair value

18 Fair value of financial instruments continued

Comparison of carrying amounts and fair values for assets and liabilities not held at fair value

The following table summarises the fair value of financial assets and liabilities measured at amortised cost on the Group’s balance sheet:

As at 31 December 2014	Carrying amount £m	Fair value £m	Quoted market prices (Level 1) £m	Observable inputs (Level 2) £m	Significant unobservable inputs (Level 3) £m
Financial assets
Loans and advances to banks	42,111	42,088	2,693	38,756	639
Loans and advances to customers:
– Home loans	166,974	159,602	–	–	159,602
– Credit cards, unsecured and other retail lending	63,583	63,759	1,214	488	62,057
– Finance lease receivables	5,439	5,340	–	–	–
– Corporate loans	191,771	188,805	233	143,231	45,341
Reverse repurchase agreements and other similar secured lending	131,753	131,753	2	131,751	–

Financial liabilities
Deposits from banks	(58,390)	(58,388)	(4,257)	(54,117)	(14)
Customer accounts:
– Current and demand accounts	(143,057)	(143,085)	(126,732)	(16,183)	(170)
– Savings accounts	(131,163)	(131,287)	(116,172)	(15,086)	(29)
– Other time deposits	(153,484)	(153,591)	(43,654)	(101,736)	(8,201)
Debt securities in issue	(86,099)	(87,522)	(188)	(87,334)	–
Repurchase agreements and other similar secured borrowing	(124,479)	(124,479)	(423)	(124,056)	–
Subordinated liabilities	(21,153)	(22,718)	–	(22,701)	(17)

As at 31 December 2013
Financial assets
Loans and advances to banks	39,422	39,408	3,849	31,572	3,987
Loans and advances to customers:
– Home loans	179,527	170,793	–	–	170,793
– Credit cards, unsecured and other retail lending	64,551	63,944	2,790	1,659	59,495
– Finance lease receivables	5,827	5,759	–	–	–
– Corporate loans	184,332	180,499	635	119,749	60,115
Reverse repurchase agreements and other similar secured lending	186,779	186,756	–	186,756	–

Financial liabilities
Deposits from banks	(55,615)	(55,646)	(4,886)	(50,478)	(282)
Customer accounts:
– Current and demand accounts	(134,849)	(134,849)	(129,369)	(3,254)	(2,226)
– Savings accounts	(123,824)	(123,886)	(106,964)	(15,876)	(1,046)
– Other time deposits	(173,325)	(173,056)	(41,815)	(120,073)	(11,168)
Debt securities in issue	(86,693)	(87,022)	(872)	(85,471)	(679)
Repurchase agreements and other similar secured borrowing	(196,748)	(196,748)	–	(196,748)	–
Subordinated liabilities	(21,695)	(22,193)	–	(22,158)	(35)

The fair value is an estimate of the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As a wide range of valuation techniques are available, it may not be appropriate to directly compare this fair value information to independent market sources or other financial institutions. Different valuation methodologies and assumptions can have a significant impact on fair values which are based on unobservable inputs.

294 | Barclays PLC Annual Report 2014	barclays.com/annualreport

18 Fair value of financial instruments continued

Financial assets

The carrying value of financial assets held at amortised cost (including loans and advances to banks and customers, and other lending such as reverse repurchase agreements and cash collateral on securities borrowed) is determined in accordance with the relevant accounting policy noted on pages 297 and 298.

Loans and advances to banks

The fair value of loans and advances, for the purpose of this disclosure, is derived from discounting expected cash flows in a way that reflects the current market price for lending to issuers of similar credit quality. Where market data or credit information on the underlying borrowers is unavailable, a number of proxy/extrapolation techniques are employed to determine the appropriate discount rates.

There is minimal difference between the fair value and carrying amount due to the short term nature of the lending (i.e. predominantly overnight deposits) and the high credit quality of counterparties.

Loans and advances to customers

The fair value of loans and advances to customers, for the purpose of this disclosure, is derived from discounting expected cash flows in a way that reflects the current market price for lending to issuers of similar credit quality.

For retail lending (i.e. Home loans and Credit cards) tailored discounted cash flow models are used to estimate the fair value of different product types. For example, for home loans different models are used to estimate fair values of tracker, offset and fixed rate mortgage products. Key inputs to these models are the differentials between historic and current product margins and estimated prepayment rates.

The discount of fair value to carrying amount for home loans has reduced to 4.4% (2013: 5.0%) due to changes in product mix across the loan portfolio and movements in product margins.

The fair value of Corporate loans is calculated by the use of discounted cash flow techniques where the gross loan values are discounted at a rate of difference between contractual margins and hurdle rates or spreads where Barclays charges a margin over LIBOR depending on credit quality and loss given default and years to maturity. The discount between the carrying and fair value has decreased to 1.5% (2013: 2.1%).

Reverse repurchase agreements

The fair value of reverse repurchase agreements approximates carrying amount as these balances are generally short dated and fully collateralised.

Financial liabilities

The carrying value of financial liabilities held at amortised cost (including customer accounts and other deposits such as repurchase agreements and cash collateral on securities lent, debt securities in issue and subordinated liabilities) is determined in accordance with the accounting policy noted on pages 298 and 315.

Deposits from banks and customer accounts

In many cases, the fair value disclosed approximates carrying value because the instruments are short term in nature or have interest rates that re-price frequently such as customer accounts and other deposits and short term debt securities.

The fair value for deposits with longer term maturities such as time deposits, are estimated using discounted cash flows applying either market rates or current rates for deposits of similar remaining maturities. Consequently the fair value discount is minimal.

Debt securities in issue

Fair values of other debt securities in issue are based on quoted prices where available, or where the instruments are short dated, carrying amount approximates fair value. The fair value difference has increased to 1.7% (2013: 0.4%).

Repurchase agreements

The fair value of repurchase agreements approximates carrying amounts as these balances are generally short dated.

Subordinated liabilities

Fair values for dated and undated convertible and non-convertible loan capital are based on quoted market rates for the issue concerned or issues with similar terms and conditions.

barclays.com/annualreport	Barclays PLC Annual Report 2014 | 295

Notes to the financial statements Assets and liabilities held at fair value

19 Offsetting financial assets and financial liabilities

In accordance with IAS 32 Financial Instruments: Presentation, the group reports financial assets and financial liabilities on a net basis on the balance sheet only if there is a legally enforceable right to set off the recognised amounts and there is intention to settle on a net basis, or to realise the asset and settle the liability simultaneously. The following table shows the impact of netting arrangements on:

¡	All financial assets and liabilities that are reported net on the balance sheet; and

¡	All derivative financial instruments and reverse repurchase and repurchase agreements and other similar secured lending and borrowing agreements that are subject to enforceable master netting arrangements or similar agreements, but do not qualify for balance sheet netting.

The table identifies the amounts that have been offset in the balance sheet and also those amounts that are covered by enforceable netting arrangements (offsetting arrangements and financial collateral) but do not qualify for netting under the requirements of IAS 32 described above.

The ‘Net amounts’ presented below are not intended to represent the Group’s actual exposure to credit risk, as a variety of credit mitigation strategies are employed in addition to netting and collateral arrangements.

	Amounts subject to enforceable netting arrangements

	Effects of offsetting on balance sheet			Related amounts not offset[c]			Amounts not

	Gross amounts £m	Amounts offset[a] £m	Net amounts reported on the balance sheet[b] £m	Financial instruments £m	Financial collateral £m	Net amount £m	subject to enforceable netting arrangements[d] £m	Balance sheet total[e] £m
As at 31 December 2014
Derivative financial assets	617,981	(182,274)	435,707	(353,631)	(52,278)	29,798	4,202	439,909
Reverse repurchase agreements and other similar secured lending	204,895	(97,254)	107,641	–	(106,436)	1,205	24,112	131,753
Total Assets	822,876	(279,528)	543,348	(353,631)	(158,714)	31,003	28,314	571,662
Derivative financial liabilities	(617,161)	184,496	(432,665)	353,631	54,311	(24,723)	(6,655)	(439,320)
Repurchase agreements and other similar secured borrowing	(202,218)	97,254	(104,964)	–	104,023	(941)	(19,515)	(124,479)
Total Liabilities	(819,379)	281,750	(537,629)	353,631	158,334	(25,664)	(26,170)	(563,799)

As at 31 December 2013
Derivative financial assets	603,684	(264,816)	338,868	(279,802)	(44,621)	14,445	11,432	350,300
Reverse repurchase agreements and other similar secured lending	246,281	(93,508)	152,773	–	(151,833)	940	34,006	186,779
Total Assets	849,965	(358,324)	491,641	(279,802)	(196,454)	15,385	45,438	537,079
Derivative financial liabilities	(598,472)	264,681	(333,791)	279,802	40,484	(13,505)	(13,327)	(347,118)
Repurchase agreements and other similar secured borrowing	(253,966)	93,508	(160,458)	–	159,686	(772)	(36,290)	(196,748)
Total Liabilities	(852,438)	358,189	(494,249)	279,802	200,170	(14,277)	(49,617)	(543,866)

Related amounts not offset

Derivative assets and liabilities

The ‘Financial instruments’ column identifies financial assets and liabilities that are subject to set off under netting agreements, such as the ISDA Master Agreement or derivative exchange or clearing counterparty agreements, whereby all outstanding transactions with the same counterparty can be offset and close-out netting applied across all outstanding transaction covered by the agreements if an event of default or other predetermined events occur.

Financial collateral refers to cash and non-cash collateral obtained, typically daily or weekly, to cover the net exposure between counterparties by enabling the collateral to be realised in an event of default or if other predetermined events occur.

Repurchase and reverse repurchase agreements and other similar secured lending and borrowing

The ‘Financial instruments’ column identifies financial assets and liabilities that are subject to set off under netting agreements, such as global master repurchase agreements and global master securities lending agreements, whereby all outstanding transactions with the same counterparty can be offset and close-out netting applied across all outstanding transaction covered by the agreements if an event of default or other predetermined events occur.

Financial collateral typically comprises highly liquid securities which are legally transferred and can be liquidated in the event of counterparty default.

These offsetting and collateral arrangements and other credit risk mitigation strategies used by the Group are further explained in the Credit risk mitigation section on page 129.

Notes

a	Amounts offset for Derivative financial assets include cash collateral netted of £1,052m (2013: £329m). Amounts offset for Derivative liabilities include cash collateral netted of £3,274m (2013: £194m). Settlements assets and liabilities have been offset amounting to £13,258m (2013: £6,699m). No other significant recognised financial assets and liabilities were offset in the balance sheet. Therefore, the only balance sheet categories necessary for inclusion in the table are those shown above.
b	The table excludes Reverse repurchase agreements designated at fair value which are subject to enforceable master netting arrangements of £4bn (2013: £2bn).
c	Financial collateral is reflected at its fair value, but has been limited to the net balance sheet exposure so as not to include any over-collateralisation.
d	This column includes contractual rights of set-off that are subject to uncertainty under the laws of the relevant jurisdiction.
e	The balance sheet total is the sum of ‘Net amounts reported on the balance sheet’ that are subject to enforceable netting arrangements and ‘Amounts not subject to enforceable netting arrangements’.

296 | Barclays PLC Annual Report 2014	barclays.com/annualreport

Notes to the financial statements Financial instruments held at amortised cost

The notes included in this section focus on assets that are held at amortised cost arising from the Group’s retail and wholesale lending including loans and advances, finance leases, repurchase and reverse repurchase agreements and similar secured lending. Detail regarding the Group’s capital and liquidity position can be found on pages 184 to 208.

20 Loans and advances to banks and customers

Accounting for financial instruments held at amortised cost

Loans and advances to customers and banks, customer accounts, debt securities and most financial liabilities, are held at amortised cost. That is, the initial fair value (which is normally the amount advanced or borrowed) is adjusted for repayments and the amortisation of coupon, fees and expenses to represent the effective interest rate of the asset or liability.

In accordance with IAS 39, where the Group no longer intends to trade in financial assets it may transfer them out of the held-for-trading classification and measure them at amortised cost if they meet the definition of a loan. The initial value used for the purposes of establishing amortised cost is fair value on the date of the transfer.

As at 31 December	2014 £m	2013 £m

Gross loans and advances to banks	42,111	39,432
Less: allowance for impairment	–	(10)

Loans and advances to banks	42,111	39,422

Gross loans and advances to customers	433,222	441,485
Less: allowance for impairment	(5,455)	(7,248)

Loans and advances to customers	427,767	434,237

Further information on the Group’s loans and advances to banks and customers and impairment allowances are included on pages 142 to 173.

Prior to 2010 the Group reclassified certain financial assets, originally classified as held for trading, that were deemed to be not held-for-trading purposes to loans and advances. The carrying value and fair value of securities reclassified into loans and advances is £1,862m (2013: £2,812m) and £1,834m (2013: £2,727m) respectively.

If the reclassifications had not been made, the Group’s income statements for 2014 would have included a net gain on the reclassified trading assets of £57m (2013: gain of £57m).

barclays.com/annualreport	Barclays PLC Annual Report 2014 | 297

Notes to the financial statements Financial instruments held at amortised cost

21 Finance leases

Accounting for finance leases

The Group applies IAS 17 Leases in accounting for finance leases, both where it is the lessor or the lessee. A finance lease is a lease which confers substantially all the risks and rewards of the leased assets on the lessee. Where the Group is the lessor, the leased asset is not held on the balance sheet; instead a finance lease receivable is recognised representing the minimum lease payments receivable under the terms of the lease, discounted at the rate of interest implicit in the lease. Where the Group is the lessee, the leased asset is recognised in property, plant and equipment and a finance lease liability is recognised, representing the minimum lease payments payable under the lease, discounted at the rate of interest implicit in the lease.

Interest income or expense is recognised in interest receivable or payable, allocated to accounting periods to reflect a constant periodic rate of return.

Finance lease receivables

Finance lease receivables are included within loans and advances to customers. The Group specialises in asset-based lending and works with a broad range of international technology, industrial equipment and commercial companies to provide customised finance programmes to assist manufacturers, dealers and distributors of assets.

	2014				2013
	Gross investment in finance lease receivables £m	Future finance income £m	Present value of minimum lease payments receivable £m	Un- guaranteed residual values £m	Gross investment in finance lease receivables £m	Future finance income £m	Present value of minimum lease payments receivable £m	Un- guaranteed residual values £m
Not more than one year	2,139	(304)	1,835	125	2,004	(286)	1,718	93
Over one year but not more than five years	4,159	(682)	3,477	293	4,308	(662)	3,646	268
Over five years	213	(40)	173	17	539	(76)	463	85
Total	6,511	(1,026)	5,485	435	6,851	(1,024)	5,827	446

The impairment allowance for uncollectable finance lease receivables amounted to £82m (2013: £129m).

Finance lease liabilities

The Group leases items of property, plant and equipment on terms that meet the definition of finance leases. Finance lease liabilities are included within Note 26 Accruals, deferred income and other liabilities.

As at 31 December 2014, the total future minimum payments under finance leases were £14m (2013: £19m), of which £5m (2013: £5m) was due within one year. The carrying amount of assets held under finance leases was £31m (2013: £16m).

22 Reverse repurchase and repurchase agreements including other similar lending and borrowing

Reverse repurchase agreements (and stock borrowing or similar transaction) are a form of secured lending whereby the Group provides a loan or cash collateral in exchange for the transfer of collateral, generally in the form of marketable securities subject to an agreement to transfer the securities back at a fixed price in the future. Repurchase agreements are where the Group obtains such loans or cash collateral, in exchange for the transfer of collateral.

Accounting for reverse repurchase and repurchase agreements including other similar lending and borrowing

The Group purchases (a reverse repurchase agreement) or borrows securities subject to a commitment to resell or return them. The securities are not included in the balance sheet as the Group does not acquire the risks and rewards of ownership. Consideration paid (or cash collateral provided) is accounted for as a loan asset at amortised cost.

The Group may also sell (a repurchase agreement) or lend securities subject to a commitment to repurchase or redeem them. The securities are retained on the balance sheet as the Group retains substantially all the risks and rewards of ownership. Consideration received (or cash collateral provided) is accounted for as a financial liability at amortised cost.

	2014 £m	2013 £m
Assets
Banks	39,528	67,889
Customers	92,225	118,890
Reverse repurchase agreements and other similar secured lending	131,753	186,779

Liabilities
Banks	49,940	66,896
Customers	74,539	129,852
Repurchase agreements and other similar secured borrowing	124,479	196,748

298 | Barclays PLC Annual Report 2014	barclays.com/annualreport

Notes to the financial statements Non-current assets and other investments

The notes included in this section focus on the Group’s non-current tangible and intangible assets and property plant and equipment, which provide long-term future economic benefits.

23 Property, plant and equipment

Accounting for property, plant and equipment

The Group applies IAS 16 Property Plant and Equipment and IAS 40 Investment Properties.

Property, plant and equipment is stated at cost, which includes direct and incremental acquisition costs less accumulated depreciation and provisions for impairment, if required. Subsequent costs are capitalised if these result in the enhancement to the asset.

Depreciation is provided on the depreciable amount of items of property, plant and equipment on a straight-line basis over their estimated useful economic lives. Depreciation rates, methods and the residual values underlying the calculation of depreciation of items of property, plant and equipment are kept under review to take account of any change in circumstances. The Group uses the following annual rates in calculating depreciation:

Annual rates in calculating depreciation	Depreciation rate

Freehold land	Not depreciated
Freehold buildings and long-leasehold property (more than 50 years to run)	2-3.3%
Leasehold property over the remaining life of the lease (less than 50 years to run)	Over the remaining life of the lease
Costs of adaptation of freehold and leasehold property	6-10%
Equipment installed in freehold and leasehold property	6-10%
Computers and similar equipment	17-33%
Fixtures and fittings and other equipment	9-20%

Where leasehold property has a remaining useful life of less than 17 years, costs of adaptation and installed equipment are depreciated over the remaining life of the lease.

Investment property

The Group initially recognises investment property at cost, and subsequently at fair value reflecting market conditions at the reporting date. Gains and losses on re-measurement are included in the income statement.

	Investment property £m	Property £m	Equipment £m	Leased assets £m	Total £m

Cost
As at 1 January 2014	451	3,924	4,552	10	8,937
Additions and disposals	(160)	174	7	–	21
Change in fair value of investment properties	(1)	–	–	–	(1)
Exchange and other movements	(83)	(44)	(209)	–	(336)

As at 31 December 2014	207	4,054	4,350	10	8,621

Accumulated depreciation and impairment
As at 1 January 2014	–	(1,513)	(3,201)	(7)	(4,721)
Depreciation charge	–	(184)	(399)	(2)	(585)
Disposals	–	34	271	–	305
Exchange and other movements	–	(6)	172	–	166

As at 31 December 2014	–	(1,669)	(3,157)	(9)	(4,835)

Net book value	207	2,385	1,193	1	3,786

Cost
As at 1 January 2013	1,686	4,030	4,794	14	10,524
Additions and disposals	(1,052)	21	88	(4)	(947)
Change in fair value of investment properties	41	–	–	–	41
Exchange and other movements	(224)	(127)	(330)	–	(681)

As at 31 December 2013	451	3,924	4,552	10	8,937

Accumulated depreciation and impairment
As at 1 January 2013	–	(1,414)	(3,350)	(6)	(4,770)
Depreciation charge	–	(220)	(426)	(1)	(647)
Disposals	–	113	282	–	395
Exchange and other movements	–	8	293	–	301

As at 31 December 2013	–	(1,513)	(3,201)	(7)	(4,721)

Net book value	451	2,411	1,351	3	4,216

barclays.com/annualreport	Barclays PLC Annual Report 2014 | 299

Notes to the financial statements Non-current assets and other investments

23 Property, plant and equipment continued

Property rentals of £5m (2013: £70m) and £14m (2013: £38m) have been included in net investment income and other income respectively. Impairment of £61m (2013: £86m) was charged including £38m in respect of premises relating to restructuring in Europe.

The fair value of investment property is determined by reference to current market prices for similar properties, adjusted as necessary for condition and location, or by reference to recent transactions updated to reflect current economic conditions. Discounted cash flow techniques may be employed to calculate fair value where there have been no recent transactions, using current external market inputs such as market rents and interest rates. Valuations are carried out by management with the support of appropriately qualified independent valuers. Refer to Note 18 Fair value of assets and liabilities for further details.

24 Goodwill and intangible assets

Accounting for goodwill and other intangible assets

Goodwill

The carrying value of goodwill is determined in accordance with IFRS 3 Business Combinations and IAS 36 Impairment of Assets.

Goodwill arises on the acquisition of subsidiaries, associates and joint ventures, and represents the excess of the fair value of the purchase consideration over the fair value of the Group’s share of the assets acquired and the liabilities and contingent liabilities assumed on the date of the acquisition.

Goodwill is reviewed annually for impairment, or more frequently when there are indications that impairment may have occurred. The test involves comparing the carrying value of goodwill with the present value of the pre tax cash flows, discounted at a rate of interest that reflects the inherent risks, of the cash generating unit (CGU) to which the goodwill relates, or the CGU’s fair value if this is higher.

Intangible assets

Intangible assets other than goodwill are accounted for in accordance with IAS 38 Intangible Assets.

Intangible assets include brands, customer lists, internally generated software, other software, licences and other contracts and core deposit intangibles. They are initially recognised when they are separable or arise from contractual or other legal rights, the cost can be measured reliably and, in the case of intangible assets not acquired in a business combination, where it is probable that future economic benefits attributable to the assets will flow from their use.

Intangible assets are stated at cost (which is, in the case of assets acquired in a business combination, the acquisition date fair value) less amortisation and provisions for impairment, if any, and are amortised over their useful lives in a manner that reflects the pattern to which they contribute to future cash flows, generally over 12 months-25 years.

Intangible assets are reviewed for impairment when there are indications that impairment may have occurred.

	Goodwill £m	Internally generated software £m	Other software £m	Core deposit intangibles £m	Brands £m	Customer lists £m	Licences and other £m	Total £m

2014
Cost
As at 1 January 2014	6,346	2,411	556	194	116	1,543	437	11,603
Additions and disposals	36	702	176	–	–	123	7	1,044
Exchange and other movements	(53)	127	(250)	(8)	(4)	55	3	(130)

As at 31 December 2014	6,329	3,240	482	186	112	1,721	447	12,517

Accumulated amortisation and impairment
As at 1 January 2014	(1,468)	(999)	(217)	(85)	(97)	(799)	(253)	(3,918)
Disposals	–	98	21	–	–	14	2	135
Amortisation charge	–	(306)	(19)	(7)	(18)	(142)	(30)	(522)
Impairment charge	–	(74)	(21)	–	–	(5)	–	(100)
Exchange and other movements	26	24	42	4	4	(30)	(2)	68

As at 31 December 2014	(1,442)	(1,257)	(194)	(88)	(111)	(962)	(283)	(4,337)

Net book value	4,887	1,983	288	98	1	759	164	8,180

2013
Cost
As at 1 January 2013	6,585	1,844	478	243	149	1,638	476	11,413
Additions and disposals	–	617	79	–	–	36	6	738
Exchange and other movements	(239)	(50)	(1)	(49)	(33)	(131)	(45)	(548)

As at 31 December 2013	6,346	2,411	556	194	116	1,543	437	11,603

Accumulated amortisation and impairment
As at 1 January 2013	(1,379)	(809)	(158)	(96)	(111)	(717)	(228)	(3,498)
Disposals	–	52	–	–	–	–	3	55
Amortisation charge	–	(241)	(38)	(9)	(13)	(144)	(35)	(480)
Impairment charge	(79)	(38)	(19)	–	–	–	(3)	(139)
Exchange and other movements	(10)	37	(2)	20	27	62	10	144

As at 31 December 2013	(1,468)	(999)	(217)	(85)	(97)	(799)	(253)	(3,918)

Net book value	4,878	1,412	339	109	19	744	184	7,685

300 | Barclays PLC Annual Report 2014	barclays.com/annualreport

24 Goodwill and intangible assets continued

Goodwill

Goodwill is allocated to business operations according to business segments as follows:

	2014 £m	2013 £m

Personal and Corporate Banking	3,471	3,471
Africa Banking	915	948
Barclaycard	427	381
Barclays Non-Core	74	78

Total net book value of goodwill	4,887	4,878

Goodwill

Testing goodwill for impairment involves a significant amount of estimation. This includes the identification of independent cash generating units and the allocation of goodwill to these units based on which units are expected to benefit from the acquisition. The allocation is reviewed following business reorganisation. Cash flow projections necessarily take into account changes in the market in which a business operates including the level of growth, competitive activity, and the impacts of regulatory change. Determining both the expected pre-tax cash flows and the risk adjusted interest rate appropriate to the operating unit requires the exercise of judgement. The estimation of pre-tax cash flows is sensitive to the periods for which detailed forecasts are available and to assumptions regarding long-term sustainable cash flows.

Other intangible assets

Determining the estimated useful lives of intangible assets (such as those arising from contractual relationships) requires an analysis of circumstances and judgement. The assessment of whether an asset is exhibiting indicators of impairment as well as the calculation of impairment, which requires the estimate of future cash flows and fair values less costs to sell, also requires the preparation of cash flow forecasts and fair values for assets that may not be regularly bought and sold.

Impairment testing of goodwill

During 2014, the Group recognised an impairment charge of £nil (2013: £79m). The impairment charge of £79m recognised in 2013 related to goodwill attributable to businesses acquired by Personal and Corporate Banking which was not supportable based on value in use calculations.

Key assumptions

The key assumptions used for impairment testing are set out below for each significant goodwill balance. Other goodwill of £1,126m (2013: £1,091m) was allocated to multiple cash-generating units which are not considered individually significant.

Personal and Corporate Banking (PCB)

Goodwill relating to Woolwich was £3,130m (2013: £3,130m) of the total PCB balance. The carrying value of the cash generating unit (CGU) is determined using an allocation of total group shareholder funds excluding goodwill based on the CGU’s share of risk weighted assets before goodwill balances are added back. The recoverable amount of the CGU has been determined using cash flow predictions based on financial budgets approved by management and covering a five-year period, with a terminal growth rate of 2.4% (2013: 2.1%) applied thereafter. The forecast cash flows have been discounted at a pre-tax rate of 11.0% (2013: 11.8%). Based on these assumptions, the recoverable amount exceeded the carrying amount including goodwill by £17,260m (2013: £8,628m). A one percentage point change in the discount rate would increase or decrease the recoverable amount by £2,888m (2013: £1,757m) whilst a one percentage point change in the terminal growth rate would impact the recoverable amount by £2,070m (2013: £1,210m). A reduction in the forecast cash flows of 10% per annum would reduce the recoverable amount by £2,697m (2013: £1,795m).

Africa

Goodwill relating to the Absa Retail Bank CGU was £631m (2013: £657m) of the total Africa balance. The carrying value of the CGU has been determined by using net asset value. The recoverable amount of Absa Retail Bank has been determined using cash flow predictions based on financial budgets approved by management and covering a five year period, with a terminal growth rate of 6% (2013: 6%) applied thereafter. The forecast cash flows have been discounted at a pre-tax rate of 18.7% (2013: 18.8%a). The recoverable amount calculated based on value in use exceeded the carrying amount including goodwill by £1,623m (2013: £1,424ma). A one percentage point change in the discount rate or the terminal growth rate would increase or decrease the recoverable amount by £329m (2013: £291ma) and £206m (2013: £182ma) respectively. A reduction in the forecast cash flows of 10% per annum would reduce the recoverable amount by £440m (2013: £385ma).

Note

a	The 2013 comparatives have been restated to reflect the use of pre-tax cost of equity.

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Notes to the financial statements Non-current assets and other investments

25 Operating leases

Accounting for operating leases

The Group applies IAS 17 Leases, for operating leases. An operating lease is a lease where substantially all of the risks and rewards of the leased assets remain with the lessor. Where the Group is the lessor, lease income is recognised on a straight-line basis over the period of the lease unless another systematic basis is more appropriate. The Group holds the leased assets on balance sheet within property, plant and equipment.

Where the Group is the lessee, rentals payable are recognised as an expense in the income statement on a straight-line basis over the lease term unless another systematic basis is more appropriate.

Operating lease receivables

The Group acts as lessor, whereby items of plant and equipment are purchased and then leased to third parties under arrangements qualifying as operating leases. The future minimum lease payments expected to be received under non-cancellable operating leases was £1m (2013: £3m).

Operating lease commitments

The Group leases various offices, branches and other premises under non-cancellable operating lease arrangements. With such operating lease arrangements, the asset is kept on the lessor’s balance sheet and the Group reports the future minimum lease payments as an expense over the lease term. The leases have various terms, escalation and renewal rights. There are no contingent rents payable.

Operating lease rentals of £594m (2013: £645m) have been included in administration and general expenses.

The future minimum lease payments by the Group under non-cancellable operating leases are as follows:

	2014		2013

	Property £m	Equipment £m	Property £m	Equipment £m

Not more than one year	403	41	567	34
Over one year but not more than five years	1,147	106	1,220	124
Over five years	2,036	–	2,441	8

Total	3,586	147	4,228	166

Total future minimum sublease payments to be received under non-cancellable subleases was £99m (2013: £108m).

302 | Barclays PLC Annual Report 2014	barclays.com/annualreport

Notes to the financial statements Accruals, provisions, contingent liabilities and legal proceedings

The notes included in this section focus on the Group’s accruals, provisions and contingent liabilities. Provisions are recognised for present obligations arising as consequences of past events where it is probable that a transfer of economic benefit will be necessary to settle the obligation, and it can be reliably estimated. Contingent liabilities reflect potential liabilities that are not recognised on the balance sheet.

26 Accruals, deferred income and other liabilities

Accounting for insurance contracts

The Group applies IFRS 4 Insurance Contracts to its insurance contracts. An insurance contract is a contract that compensates a third party against a loss from non-financial risk. Some wealth management and other products, such as life assurance contracts, combine investment and insurance features; these are treated as insurance contracts when they pay benefits that are at least 5% more than they would pay if the insured event does not occur.

Insurance liabilities include current best estimates of future contractual cash flows, claims handling, and administration costs in respect of claims. Liability adequacy tests are performed at each balance sheet date to ensure the adequacy of contract liabilities. Where a deficiency is highlighted by the tests, insurance liabilities are increased with any deficiency being recognised in the income statement.

Insurance premium revenue is recognised in the income statement in the period earned, net of reinsurance premiums payable, in net premiums from insurance contracts. Increases and decreases in insurance liabilities are recognised in the income statement in net claims and benefits on insurance contracts.

	2014 £m	2013 £m

Accruals and deferred income	4,770	5,179
Other creditors	3,851	4,937
Obligations under finance leases (see Note 21)	36	19
Insurance contract liabilities, including unit-linked liabilities	2,766	2,799

Accruals, deferred income and other liabilities	11,423	12,934

Insurance liabilities relate principally to the Group’s long-term business. Insurance contract liabilities associated with the Group’s short-term non-life business are £157m (2013: £108m). The maximum amounts payable under all of the Group’s insurance products, ignoring the probability of insured events occurring and the contribution from investments backing the insurance policies, were £82bn (2013: £78bn) or £74bn (2013: £75bn) after reinsurance. Of this insured risk, £69bn (2013: £65bn) or £66bn (2013: £63bn) after reinsurances was concentrated in short-term insurance contracts in Africa.

The impact to the income statement and equity under a reasonably possible change in the assumptions used to calculate the insurance liabilities would be £8m (2013: £7m).

27 Provisions

Accounting for provisions

The Group applies IAS 37 Provisions, Contingent Liabilities and Contingent Assets in accounting for non-financial liabilities.

Provisions are recognised for present obligations arising as consequences of past events where it is more likely than not that a transfer of economic benefit will be necessary to settle the obligation, which can be reliably estimated. Provision is made for the anticipated cost of restructuring, including redundancy costs when an obligation exists; for example, when the Group has a detailed formal plan for restructuring a business and has raised valid expectations in those affected by the restructuring by announcing its main features or starting to implement the plan. Provision is made for undrawn loan commitments if it is probable that the facility will be drawn and result in the recognition of an asset at an amount less than the amount advanced.

The measurement of provisions often involves significant judgement and therefore constitutes one of the Group’s critical accounting estimates.

			Undrawn contractually committed facilities and guarantees £m	Customer redress			Legal, competition and regulatory matters £m

	Onerous contracts £m	Redundancy and restructuring £m		Payment Protection Insurance £m	Interest rate hedging products £m	Other customer redress £m		Sundry provisions £m	Total £m

As at 1 January 2014	100	388	165	971	1,169	388	485	220	3,886
Additions	152	192	76	1,270	–	243	1,644	103	3,680
Amounts utilised	(39)	(209)	(9)	(1,182)	(798)	(214)	(418)	(55)	(2,924)
Unused amounts reversed	(13)	(99)	(72)	–	(160)	(46)	(32)	(50)	(472)
Exchange and other movements	5	19	(66)	–	–	4	11	(8)	(35)

As at 31 December 2014	205	291	94	1,059	211	375	1,690	210	4,135

Provisions expected to be recovered or settled within no more than 12 months after 31 December 2014 were £3,464m (2013: £3,577m).

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Notes to the financial statements Accruals, provisions, contingent liabilities and legal proceedings

27 Provisions continued

Onerous contracts

Onerous contract provisions comprise an estimate of the costs involved with fulfilling the terms and conditions of contracts where the liability is higher than the amount of economic benefit to be received. The additions of £152m mainly relate to leases on properties that have been vacated in the Investment Bank and PCB during the year.

Redundancy and restructuring

These provisions comprise the estimated cost of restructuring, including redundancy costs where an obligation exists. Additions made during the year relate to formal restructuring plans and have either been utilised, or reversed, where total costs are now expected to be lower than the original provision amount.

Undrawn contractually committed facilities and guarantees

Provisions are made if it is probable that a facility will be drawn and the resulting asset is expected to have a realisable value that is less than the amount advanced. The decrease in these provisions is primarily due to the Spanish business being classified as a disposal group held for sale.

Customer redress

Customer redress provisions comprise the estimated cost of making redress payments to customers, clients and counterparties for losses or damages associated with inappropriate judgement in the execution of our business activities. Customer redress largely relates to Payment Protection Insurance and interest rate hedging products but also includes, within ‘Other customer redress’, smaller provisions across the retail and corporate businesses which are likely to be utilised within the next 18 months.

Sundry provisions

This category includes provisions that do not fit into any of the other categories, such as fraud losses and dilapidation provisions.

Critical accounting estimates and judgements

Payment Protection Insurance Redress

As at 31 December 2014 Barclays had recognised cumulative provisions totalling £5,220m against the cost of Payment Protection Insurance (PPI) redress and associated processing costs with utilisation of £4,161m leaving a residual provision of £1,059m.

Through to 31 December 2014, 1.3m (2013: 1.0m) customer initiated claims had been received and processed. The volume of claims received in 2014 declined 14% compared to 2013 and 62% since the peak in May 2012. This rate of decline however was slower than previously expected, with increased levels of claims from Claims Management Companies in particular.

Barclays are committed to delivering the right customer outcomes and as such re-review cases to ensure all cases are consistently treated in line with current policy. During 2014 half of all relevant cases have been re-reviewed.

As a result of the lower than expected decline in claims and the outcome of re-review activity, additional provisions totalling £1,270m have been recognised during 2014.

The provision is calculated using a number of key assumptions which continue to involve significant management judgement and modelling:

¡	Customer initiated claim volumes – claims received but not yet processed and an estimate of future claims initiated by customers where the volume is anticipated to decline over time

¡	Proactive response rate – volume of claims in response to proactive mailing

¡	Uphold rate – the percentage of claims that are upheld as being valid upon review

¡	Average claim redress – the expected average payment to customers for upheld claims based on the type and age of the policy/policies.

These assumptions remain subjective, in particular due to the uncertainty associated with future claims levels, which include complaints driven by CMC activity. The current provision represents Barclays’ revised best estimate of all future expected costs of PPI redress, however, it is possible that the eventual outcome may differ from the current estimate. If this were to be material, the provision would be increased or decreased accordingly. The current forecast indicates that the large majority of costs included in the provision will be incurred during 2015 and 2016.

The following table details, by key assumption, actual data through to 31 December 2014, forecast assumptions used in the provision calculation and a sensitivity analysis illustrating the impact on the provision if the future expected assumptions prove too high or too low.

Assumption	Cumulative actual to 31.12.14	Future expected	Sensitivity analysis increase/decrease in provision	Cumulative actual to 31.12.13

Customer initiated claims received and processed[a]	1,300k	220k	50k = £99m	970K
Proactive mailing	680k	320k	50k = £14m	660K
Response rate to proactive mailing	28%	23%	1% = £6m	26%
Average uphold rate per claim[b]	79%	87%	1% = £5m	74%
Average redress per valid claim[c]	£1,740	£1,745	£100 = £28m	£1,763

Notes

a	Total claims received to date excluding those for which no PPI policy exists and excluding responses to proactive mailing. The sensitivity for the cost of Customer Initiated Claims includes the associated cost of Financial Ombudsman Service (FOS) referrals and operating costs.
b	Average uphold rate per claim excluding those for which no PPI policy exists.
c	Average redress stated on a per policy basis.

304 | Barclays PLC Annual Report 2014	barclays.com/annualreport

27 Provisions continued

Interest Rate Hedging Product Redress

In 2012, a number of UK banks, including Barclays, agreed with the FSA that they would conduct a review and redress exercise in respect of interest rate hedging products sold on or after 1 December 2001 to retail clients or private customers categorised as being ‘non-sophisticated’. Barclays has raised cumulative provisions totalling £1,500m for the related costs. As at 31 December 2014, £1,129m of this cumulative provision had been utilised for redress and administrative costs and £160m released, leaving a residual provision of £211m. During 2014 the utilisation for redress and administrative costs was £798m. £160m was released in Q314 as the review is now substantially complete with redress outcomes, approved by the skilled person, communicated to nearly all of the non-sophisticated customers covered by the review. Approximately 85% of the customers covered by the review have now been paid all redress due or are not due redress.

The Group expects the remaining provision of £211m at 31 December 2014 to be sufficient to cover the cost of completing redress. The timing of remaining payments will depend on customer acceptances and response times but the Group expects to have substantially completed redress payments during 2015.

No provision has been recognised in relation to claims from customers categorised as sophisticated, which are not covered by the redress exercise, or incremental consequential loss claims (over and above 8% per annum simple interest and an allowance for tax rate differentials) from customers categorised as non-sophisticated. As at 31 December 2014, no significant incremental consequential loss claims from customers categorised as non-sophisticated had been agreed. These items will be monitored and future provisions will be recognised to the extent an obligation resulting in a probable outflow is identified.

Legal, competition and regulatory matters

The Group is engaged in various legal proceedings, both in the UK and a number of other overseas jurisdictions, including the US. For further information in relation to legal proceedings and discussion of the associated uncertainties please see Note 29 Legal, competition and regulatory matters.

28 Contingent liabilities and commitments

Accounting for contingent liabilities

Contingent liabilities are possible obligations whose existence will be confirmed only by uncertain future events, and present obligations where the transfer of economic resources is uncertain or cannot be reliably measured. Contingent liabilities are not recognised on the balance sheet but are disclosed unless the outflow of economic resources is remote.

The following table summarises the nominal principal amount of contingent liabilities and commitments which are not recorded on balance sheet:

	2014 £m	2013 £m

Guarantees and letters of credit pledged as collateral security	14,547	15,226
Performance guarantees, acceptances and endorsements	6,777	5,958

Contingent liabilities	21,324	21,184

Documentary credits and other short-term trade related transactions	1,091	780

Forward starting reverse repurchase agreements	13,856	19,936

Standby facilities, credit lines and other commitments	276,315	254,855

The Financial Services Compensation Scheme

The Financial Compensation Scheme (the FSCS) is the UK’s Government-backed compensation scheme for customers of authorised institutions that are unable to pay claims. It provides compensation to depositors in the event that UK licensed deposit-taking institutions are unable to meet their claims. The FSCS raises levies on UK licensed deposit taking institutions to meet such claims based on their share of UK deposits on 31 December of the year preceding the scheme year (which runs from 1 April to 31 March).

Compensation has previously been paid out by the FSCS, funded by loan facilities totalling approximately £18bn provided by HM Treasury to FSCS in support of FSCS’s obligations to the depositors of banks declared in default. The interest rate chargeable on the loan and levied to the industry is subject to a floor equal to the HM Treasury’s own cost of borrowing, based on the relevant gilt rate (FSCS advises financial institutions to apply the 2024 UK Gilt rate published by the Debt Management Office to the Bradford & Bingley portion of the loan). The majority of the facility is expected to be recovered, with the exception of an estimated shortfall of £1bn, which the FSCS is recovering by levying the industry in three instalments across 2013, 2014 and 2015. In 2014, the Accounting Standard Board issued IFRIC 21 ‘Levies’, which clarified that the obligating event which gives rise to the liability to be the start of the FSCS scheme year (1 April), i.e. 1 April 2015 for the 2015/16 scheme year. As a result the liability at December 2014 has been reduced. The FSCS liability for 2015/16 is to be recognised in 2015. Barclays has recognised an accrual of £88m as at 31 December 2014 in other liabilities (2013: £148m) in respect of the Barclays portion of the total levies raised by the FSCS.

Further details on contingent liabilities relating to legal and competition and regulatory matters can be found in Note 29.

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Notes to the financial statements Accruals, provisions, contingent liabilities and legal proceedings

29 Legal, competition and regulatory matters

Barclays PLC (BPLC), Barclays Bank PLC (BBPLC) and the Group face legal, competition and regulatory challenges, many of which are beyond our control. The extent of the impact on BPLC, BBPLC and the Group of these matters cannot always be predicted but may materially impact our operations, financial results, condition and prospects. Matters arising from a set of similar circumstances can give rise to either a contingent liability or a provision, or both, depending on the relevant facts and circumstances. The Group has not disclosed an estimate of the potential financial effect on the Group of contingent liabilities where it is not currently practicable to do so.

Investigations into certain agreements

The Financial Conduct Authority (FCA) has alleged that BPLC and BBPLC breached their disclosure obligations in connection with two advisory services agreements entered into by BBPLC. The FCA has imposed a £50m fine. BPLC and BBPLC are contesting the findings. The United Kingdom (UK) Serious Fraud Office (SFO) is also investigating these agreements. The US Department of Justice (DOJ) and US Securities and Exchange Commission (SEC) are investigating whether the Group’s relationships with third parties who help it to win or retain business are compliant with the US Foreign Corrupt Practices Act. BBPLC has been providing information to other regulators concerning certain of these relationships.

Background Information

The FCA has investigated certain agreements, including two advisory services agreements entered into by BBPLC with Qatar Holding LLC (Qatar Holding) in June and October 2008 respectively, and whether these may have related to BPLC’s capital raisings in June and November 2008.

The FCA issued warning notices (Warning Notices) against BPLC and BBPLC in September 2013.

The existence of the advisory services agreement entered into in June 2008 was disclosed but the entry into the advisory services agreement in October 2008 and the fees payable under both agreements, which amount to a total of £322m payable over a period of five years, were not disclosed in the announcements or public documents relating to the capital raisings in June and November 2008. While the Warning Notices consider that BPLC and BBPLC believed at the time that there should be at least some unspecified and undetermined value to be derived from the agreements, they state that the primary purpose of the agreements was not to obtain advisory services but to make additional payments, which would not be disclosed, for the Qatari participation in the capital raisings.

The Warning Notices conclude that BPLC and BBPLC were in breach of certain disclosure-related listing rules and BPLC was also in breach of Listing Principle 3 (the requirement to act with integrity towards holders and potential holders of the Company’s shares). In this regard, the FCA considers that BPLC and BBPLC acted recklessly. The financial penalty in the Warning Notices against the Group is £50m. BPLC and BBPLC continue to contest the findings.

Other Investigations

The FCA has agreed that the FCA enforcement process be temporarily stayed pending progress in the SFO’s investigation into the agreements referred to above, including the advisory services agreements, in respect of which the Group has received and has continued to respond to requests for further information. The DOJ and SEC are investigating these same agreements and are also undertaking an investigation into whether the Group’s relationships with third parties who assist BPLC to win or retain business are compliant with the US Foreign Corrupt Practices Act. The US Federal Reserve has requested to be kept informed. One third-party relationship is also being investigated by another regulator. Regulators in other jurisdictions have also been briefed on the investigations into the Group’s relationships with third parties.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect, if any, that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

Alternative Trading Systems and High-Frequency Trading

The SEC, the New York State Attorney General (NYAG) and regulators in certain other jurisdictions have been investigating a range of issues associated with alternative trading systems (ATSs), including dark pools, and the activities of high-frequency traders. The Group has been providing information to the relevant regulatory authorities in response to their enquiries. Various parties, including the NYAG, have filed complaints against the Group and certain of its current and former officers in connection with ATS related activities. The Group continues to defend itself against these actions.

Recent Developments

Civil complaints have been filed in the New York Federal Court on behalf of a putative class of plaintiffs against BPLC and others generally alleging that the defendants violated the federal securities laws by participating in a scheme in which high-frequency trading firms were given informational and other advantages so that they could manipulate the US securities market to the plaintiffs’ detriment.

In June 2014, the NYAG filed a complaint (Complaint) against BPLC and Barclays Capital Inc. (BCI) in the Supreme Court of the State of New York (NY Supreme Court) alleging, amongst other things, that BPLC and BCI engaged in fraud and deceptive practices in connection with LX Liquidity Cross, the Group’s SEC-registered ATS. Barclays filed a motion to dismiss the Complaint in July 2014. The NYAG filed an amended complaint (Amended Complaint) on 3 February 2015 in response to Barclays’ motion to dismiss. On 13 February 2015, the NY Supreme Court granted in part and denied in part Barclays’ motion to dismiss. Barclays will file a motion to dismiss any remaining claims asserted by the NYAG in the Amended Complaint. Proceedings in this matter are continuing.

Barclays has also been named in a class action by an institutional investor client under California law based on allegations similar to those in the Complaint. This California class action has been consolidated with the class action filed in the New York Federal Court described above.

Also, following the filing of the Complaint, Barclays was named in a shareholder securities class action along with its current and certain of its former CEOs and CFOs on the basis that investors suffered damages when their investments in Barclays American Depository Receipts declined in value as a result of the allegations in the Complaint. Barclays has filed a motion to dismiss the complaint.

It is possible that additional complaints relating to these or similar matters may be brought in the future against BPLC and/or its affiliates.

Claimed Amounts/Financial Impact

The complaints seek unspecified monetary damages and injunctive relief. It is not currently practicable to provide an estimate of the financial impact of the matters in this section or what effect, if any, that these matters might have upon operating results, cash flows or the Group’s financial position in any particular period.

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29 Legal, competition and regulatory matters continued

FERC

The US Federal Energy Regulatory Commission (FERC) has filed a civil action against BBPLC and certain of its former traders in the US District Court in California seeking to collect on an order assessing a $435m civil penalty and the disgorgement of $34.9m of profits, plus interest, in connection with allegations that BBPLC manipulated the electricity markets in and around California. BBPLC and the former traders have filed a motion to dismiss the action for improper venue or, in the alternative, to transfer it to the Southern District of New York (SDNY), and a motion to dismiss the complaint for failure to state a claim. The US Attorney’s Office in the SDNY has informed BBPLC that it is looking into the same conduct at issue in the FERC matter.

Background Information

In October 2012, FERC issued an Order to Show Cause and Notice of Proposed Penalties (Order and Notice) against BBPLC and four of its former traders in relation to the Group’s power trading in the western US. In the Order and Notice, FERC asserted that BBPLC and its former traders violated FERC’s Anti-Manipulation Rule by manipulating the electricity markets in and around California from November 2006 to December 2008, and proposed civil penalties and profit disgorgement to be paid by BBPLC.

In July 2013, FERC issued an Order Assessing Civil Penalties in which it assessed a $435m civil penalty against BBPLC and ordered BBPLC to disgorge an additional $34.9m of profits plus interest (both of which are consistent with the amounts proposed in the Order and Notice).

In October 2013, FERC filed a civil action against BBPLC and its former traders in the US District Court in California seeking to collect the penalty and disgorgement amount. FERC’s complaint in the civil action reiterates the allegations previously made by FERC in its October 2012 Order and Notice and its July 2013 Order Assessing Civil Penalties.

In September 2013, BBPLC was contacted by the criminal division of the US Attorney’s Office in SDNY and advised that such office is looking at the same conduct at issue in the FERC matter.

In December 2013, BBPLC and its former traders filed a motion to dismiss the action for improper venue or, in the alternative, to transfer it to the SDNY, and a motion to dismiss the complaint for failure to state a claim. Proceedings on the motion to dismiss are continuing.

Claimed Amounts/Financial Impact

FERC has made claims against the Group totalling $469.9m, plus interest, for civil penalties and profit disgorgement. This amount does not necessarily reflect the Group’s potential financial exposure if a ruling were to be made against it.

Investigations into LIBOR, other Benchmarks, ISDAfix, Foreign Exchange Rates and Precious Metals

Regulators and law enforcement agencies from a number of governments have been conducting investigations relating to BBPLC’s involvement in manipulating financial benchmarks and Foreign Exchange rates. BBPLC has reached settlements with the relevant law enforcement agency or regulator in certain of the investigations, but others, including those set out in more detail below, remain pending.

Background Information

The FCA, the US Commodity Futures Trading Commission (CFTC), the SEC, the DOJ Fraud Section (DOJ-FS) and Antitrust Division (DOJ-AD), the European Commission (Commission), the SFO, the Monetary Authority of Singapore, the Japan Financial Services Agency, the prosecutors’ office in Trani, Italy and various US state attorneys general are amongst various authorities that opened investigations into submissions made by BBPLC and other financial institutions to the bodies that set or compile various financial benchmarks, such as LIBOR and EURIBOR and in connection with efforts to manipulate certain benchmark currency exchange rates.

On 27 June 2012, BBPLC announced that it had reached settlements with the Financial Services Authority (FSA) (as predecessor to the FCA), the CFTC and the DOJ-FS in relation to their investigations concerning certain benchmark interest rate submissions, and BBPLC agreed to pay total penalties of £290m, which were reflected in operating expenses for 2012. The settlements were made by entry into a Settlement Agreement with the FSA, a Settlement Order with the CFTC (CFTC Order) and a Non-Prosecution Agreement (NPA) with the DOJ-FS. In addition, BBPLC was granted conditional leniency from the DOJ-AD in connection with potential US antitrust law violations with respect to financial instruments that reference EURIBOR. Summaries of the NPA and the CFTC Order are set out below. The full text of the CFTC Order and the NPA are publicly available on the websites of the CFTC and the DOJ, respectively. The terms of the Settlement Agreement with the FSA are confidential, but the Final Notice of the FSA is available on the FCA’s website.

CFTC Order

In addition to a $200m civil monetary penalty, the CFTC Order requires BBPLC to cease and desist from further violations of specified provisions of the US Commodity Exchange Act (CEA) and take specified steps to ensure the integrity and reliability of its benchmark interest rate submissions, including LIBOR and EURIBOR, and improve related internal controls.

DOJ Non-Prosecution Agreement

As part of the NPA, BBPLC agreed to pay a $160m penalty. In addition, the DOJ agreed not to prosecute BBPLC for any crimes (except for criminal tax violations, as to which the DOJ cannot and does not make any agreement) related to BBPLC’s submissions of benchmark interest rates, including LIBOR and EURIBOR, contingent upon BBPLC’s satisfaction of specified obligations under the NPA. In particular, under the NPA, BBPLC agreed for a period of two years from 26 June 2012, amongst other things, to:

¡	Commit no US crimes whatsoever;

¡	Truthfully and completely disclose non-privileged information with respect to the activities of BBPLC, its officers and employees, and others concerning all matters about which the DOJ enquires of it, which information can be used for any purpose, except as otherwise limited in the NPA;

¡	Bring to the DOJ’s attention all potentially criminal conduct by BBPLC or any of its employees that relates to fraud or violations of the laws governing securities and commodities markets; and

¡	Bring to the DOJ’s attention all criminal or regulatory investigations, administrative proceedings or civil actions brought by any governmental authority in the US by or against BBPLC or its employees that alleges fraud or violations of the laws governing securities and commodities markets.

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Notes to the financial statements Accruals, provisions, contingent liabilities and legal proceedings

29 Legal, competition and regulatory matters continued

BBPLC also agreed to cooperate with the DOJ and other government authorities in the US in connection with any investigation or prosecution arising out of the conduct described in the NPA, which commitment shall remain in force until all such investigations and prosecutions are concluded. BBPLC also continues to cooperate with the other ongoing investigations.

In anticipation of the expiry of the two-year period, in June 2014 Barclays and DOJ-FS entered into a letter agreement which: (i) gives DOJ-FS until 27 June 2015 to make a determination under the NPA solely as to whether any of Barclays trading activities in the Foreign Exchange market during the two-year period from 26 June 2012 constituted the commission of a ‘United States crime’; and (ii) with respect to the ongoing investigation of those trading activities by DOJ-FS and DOJ-AD, extends Barclays’ obligation to disclose non-privileged information in response to enquiries of the DOJ-FS to 27 June 2015. The two-year period under the NPA has otherwise expired.

Investigations by the US State Attorneys General

Following the settlements announced in June 2012, 31 US State Attorneys General commenced their own investigations into LIBOR, EURIBOR and the Tokyo Interbank Offered Rate. The NYAG, on behalf of this coalition of Attorneys General, issued a subpoena in July 2012 to BBPLC (and subpoenas to a number of other banks) to produce wide-ranging information and has since issued additional information requests to BBPLC for both documents and transactional data. BBPLC is responding to these requests on a rolling basis.

Investigation by the SFO

In addition, following the settlements announced in June 2012, the SFO announced in July 2012 that it had decided to investigate the LIBOR matter, in respect of which BBPLC has received and continues to respond to requests for information.

Investigations by the European Commission

The Commission has also been conducting investigations into the manipulation of, amongst other things, EURIBOR. On 4 December 2013, the Commission announced that it had reached a settlement with the Group and a number of other banks in relation to anti-competitive conduct concerning EURIBOR. The Group had voluntarily reported the EURIBOR conduct to the Commission and cooperated fully with the Commission’s investigation. In recognition of this cooperation, the Group was granted full immunity from the financial penalties that would otherwise have applied.

ISDAfix Investigation

Regulators and law enforcement agencies, including the CFTC and the DOJ, are also conducting separate investigations into historical practices with respect to ISDAfix, amongst other benchmarks. BBPLC has received and continues to respond to subpoenas and requests for information from various authorities including the CFTC and the DOJ.

Precious Metals Investigation

BBPLC has been providing information to the DOJ in connection with the DOJ’s investigation into precious metals and precious metals-based financial instruments.

Foreign Exchange Trading Investigation

Various regulatory and enforcement authorities, including the FCA, the Commission, the CFTC, the DOJ-FS, the DOJ-AD, the SEC and the New York State Department of Financial Services are investigating a range of issues associated with Foreign Exchange sales and trading, including electronic trading. The DOJ-AD is also investigating potential violations of US anti-trust laws. Certain of these investigations involve multiple market participants in various countries. BBPLC has received enquiries from certain of these authorities related to their particular investigations, and from other regulators interested in Foreign Exchange issues. The Group is reviewing its Foreign Exchange trading covering a several-year period and is continuing to cooperate with the relevant authorities in their investigations.

In November 2014, the FCA and the CFTC entered into settlement agreements with several banks regarding Foreign Exchange trading. Barclays announced that it had considered entering into the settlement, but after discussions with other regulators and authorities it concluded that it was in the Group’s interest to seek a more general coordinated settlement and that it would continue to engage with these regulators and authorities, including the FCA and CFTC, with the objective of achieving a resolution in due course.

In December 2014, the Hong Kong Monetary Authority (HKMA) announced the outcome of its investigation into the Foreign Exchange operations of 10 banks in Hong Kong, including BBPLC. In respect of BBPLC, the HKMA said that its investigation revealed certain control deficiencies in respect of which it required Barclays to take certain remedial steps, but also noted that, in recent years, BBPLC has made enhancements in line with international trends.

Any resolution of the investigations into Foreign Exchange trading and sales and other practices relating to Foreign Exchange could result in substantial monetary penalties. In addition, any resolution involving a criminal plea would have consequences that could include significant restrictions on the Group’s current and future business activities.

For a discussion of litigation arising in connection with these investigations see ‘LIBOR and other Benchmarks Civil Actions’, ‘Civil Actions in Respect of ISDAfix’, ‘Civil Actions in Respect of Foreign Exchange Trading’ and ‘Civil Actions in Respect of the Gold Fix’ below.

Claimed Amounts/Financial Impact

A provision of £1,250m was held as at 31 December 2014 (with provisions of £500m and £750m recognised in Q314 and Q414 respectively) for certain aspects of ongoing investigations involving certain authorities and litigation relating to Foreign Exchange. It is not currently practicable to estimate the further financial impact of the matters in this section (including the need to recognise additional provisions), or what effect, if any, that these matters might have upon the Group’s operating results, cash flows or financial position in any particular period. Amongst other things, any violations of criminal law that took place after entering into the DOJ NPA described above could constitute a violation of that NPA, which could lead to additional substantial monetary penalties and significant adverse consequences for the Group’s current and future business operations.

LIBOR and other Benchmark Civil Actions

A number of individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Group and other banks in relation to manipulation of LIBOR and/or other benchmark rates. While several of such cases have been dismissed and one has settled subject to final approval from the court, others remain pending and their ultimate impact is unclear.

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29 Legal, competition and regulatory matters continued

Background Information

Following the settlements of the investigations referred to above in ‘Investigations into LIBOR, other Benchmarks, ISDAfix, Foreign Exchange Rates and Precious Metals’, a number of individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Group in relation to LIBOR and/or other benchmarks.

USD LIBOR Cases in MDL Court

The majority of the USD LIBOR cases, which have been filed in various US jurisdictions, have been consolidated for pre-trial purposes before a single judge in the SDNY (MDL Court).

The complaints are substantially similar and allege, amongst other things, that BBPLC and the other banks individually and collectively violated provisions of the US Sherman Antitrust Act, the CEA, the US Racketeer Influenced and Corrupt Organizations Act (RICO) and various state laws by manipulating USD LIBOR rates.

The lawsuits seek unspecified damages with the exception of five lawsuits, in which the plaintiffs are seeking a combined total in excess of $1.25bn in actual damages against all defendants, including BBPLC, plus punitive damages. Some of the lawsuits also seek trebling of damages under the US Sherman Antitrust Act and RICO.

The proposed class actions purport to be brought on behalf of (amongst others) plaintiffs that (i) engaged in USD LIBOR-linked over-the-counter transactions (OTC Class); (ii) purchased USD LIBOR-linked financial instruments on an exchange (Exchange-Based Class); (iii) purchased USD LIBOR-linked debt securities (Debt Securities Class); (iv) purchased adjustable-rate mortgages linked to USD LIBOR (Homeowner Class); or (v) issued loans linked to USD LIBOR (Lender Class).

In August 2012, the MDL Court stayed all newly filed proposed class actions and individual actions (Stayed Actions), so that the MDL Court could address the motions pending in three lead proposed class actions (Lead Class Actions) and three lead individual actions (Lead Individual Actions).

In March 2013, the MDL Court issued a decision dismissing the majority of claims against BBPLC and other panel bank defendants in the Lead Class Actions and Lead Individual Actions.

Following the decision, the plaintiffs in the Lead Class Actions sought permission to either file an amended complaint or appeal an aspect of the March 2013 decision. In August 2013 and June 2014, the MDL Court denied the majority of the motions presented in the Lead Class Actions. As a result, the:

¡	Debt Securities Class has been dismissed entirely;

¡	The claims of the Exchange-Based Class have been limited to claims under the CEA; and

¡	The claims of the OTC Class have been limited to claims for unjust enrichment and breach of the implied covenant of good faith and fair dealing.

Subsequent to the MDL Court’s March 2013 decision, the plaintiffs in the Lead Individual Actions filed a new action in California state court (since moved to the MDL Court) based on the same allegations as those initially alleged in the proposed class action cases discussed above. The Debt Securities Class attempted to appeal the dismissal of their action to the US Court of Appeals for the Second Circuit (Second Circuit), but the Second Circuit dismissed the appeal as untimely on the grounds that the MDL Court had not reached a decision resolving all of the claims in the consolidated actions. In January 2015, the US Supreme Court reversed the Second Circuit’s decision, ruling that the Second Circuit must hear the Debt Securities Class’ appeal. The OTC Class and the Exchange-Based Class have received permission to join this appeal. Certain other proposed class actions that had previously been stayed by the MDL Court have also received permission to join the appeal as to the dismissal of their antitrust claims.

In December 2014, the MDL Court granted preliminary approval for the settlement of the remaining Exchange-Based Class claims for $19.98m and has requested that the plaintiffs present a plan for allocation of the settlement proceeds.

Additionally, the MDL Court has begun to address the claims in the Stayed Actions, many of which, including state law fraud and tortious interference claims, were not asserted in the Lead Class Actions. As a result, in October 2014, the direct action plaintiffs (those who have opted out of the class actions) filed their amended complaints and in November 2014, the defendants filed their motions to dismiss. In November 2014, the plaintiffs in the Lender Class and Homeowner Class actions filed their amended complaints. In January 2015, the defendants filed their motions to dismiss.

Until there are further decisions, the ultimate impact of the MDL Court’s decisions will be unclear, although it is possible that the decisions will be interpreted by courts to affect other litigation, including the actions described below, some of which concern different benchmark interest rates.

Additional USD LIBOR Case in the SDNY

An additional individual action was commenced in February 2013 in the SDNY against BBPLC and other panel bank defendants. The plaintiff alleged that the panel bank defendants conspired to increase USD LIBOR, which caused the value of bonds pledged as collateral for a loan to decrease, ultimately resulting in the sale of the bonds at a low point in the market. This action is not assigned to the MDL Court; it is proceeding on a different schedule before a different judge in the SDNY. The panel bank defendants have moved to dismiss the action.

Securities Fraud Case in the SDNY

BPLC, BBPLC and BCI have also been named as defendants along with four former officers and directors of BBPLC in a proposed securities class action pending in the SDNY in connection with BBPLC’s role as a contributor panel bank to LIBOR. The complaint asserted claims under the US Securities Exchange Act of 1934, principally alleging that BBPLC’s Annual Reports for the years 2006 to 2011 contained misstatements and omissions concerning (amongst other things) BBPLC’s compliance with its operational risk management processes and certain laws and regulations. The complaint also alleged that BBPLC’s daily USD LIBOR submissions constituted false statements in violation of US securities law. The complaint was brought on behalf of a proposed class consisting of all persons or entities that purchased BPLC-sponsored American Depositary Receipts on a US securities exchange between 10 July 2007 and 27 June 2012. In May 2013, the district court granted BBPLC’s motion to dismiss the complaint in its entirety. The plaintiffs appealed, and, in April 2014, the Second Circuit issued an order upholding the dismissal of certain of the plaintiffs’ claims, but reversing the dismissal of the plaintiffs’ claims that BBPLC’s daily USD LIBOR submissions constituted false statements in violation of US securities law. The action has been remanded back to the district court for further proceedings, and discovery is expected to be substantially complete by the end of 2015.

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29 Legal, competition and regulatory matters continued

Complaint in the US District Court for the Central District of California

In July 2012, a purported class action complaint in the US District Court for the Central District of California was amended to include allegations related to USD LIBOR and name BBPLC as a defendant. The amended complaint was filed on behalf of a purported class that includes holders of adjustable rate mortgages linked to USD LIBOR. In January 2015, the court granted BBPLC’s motion for summary judgement and dismissed all of the remaining claims against BBPLC. The plaintiff has appealed the court’s decision to the US Court of Appeals for the Ninth Circuit, and the appeal is expected to be fully briefed by the end of summer 2015.

Japanese Yen LIBOR Case in SDNY

An additional class action was commenced in April 2012 in the SDNY against BBPLC and other Japanese Yen LIBOR panel banks by a plaintiff involved in exchange-traded derivatives. The complaint also names members of the Japanese Bankers Association’s Euroyen Tokyo Interbank Offered Rate (Euroyen TIBOR) panel, of which BBPLC is not a member. The complaint alleges, amongst other things, manipulation of the Euroyen TIBOR and Yen LIBOR rates and breaches of the CEA and US Sherman Antitrust Act between 2006 and 2010. The defendants filed a motion to dismiss and, in March 2014, the Court issued a decision granting in part and denying in part that motion. Specifically, the court dismissed the plaintiff ’s antitrust claims in full, but sustained the plaintiff ’s CEA claims. The defendants’ motion for reconsideration of the decision concerning the CEA claims was denied by the Court in October 2014. The plaintiff has moved for leave to file a third amended complaint adding additional claims, including a RICO claim. All discovery has been stayed through at least May 2015.

EURIBOR Cases

In February 2013, a Euribor-related class action was filed against BPLC, BBPLC, BCI and other Euribor panel banks. The plaintiffs assert antitrust, CEA, RICO, and unjust enrichment claims. In particular, BBPLC is alleged to have conspired with other Euribor panel banks to manipulate EURIBOR. The lawsuit is brought on behalf of purchasers and sellers of NYSE LIFFE EURIBOR futures contracts, purchasers of Euro currency-related futures contracts and purchasers of other derivative contracts (such as interest rate swaps and forward rate agreements that are linked to EURIBOR) during the period 1 June 2005 through 31 March 2011. All proceedings have been stayed through at least May 2015.

In addition, BBPLC has been granted conditional leniency from the DOJ-AD in connection with potential US antitrust law violations with respect to financial instruments that reference EURIBOR. As a result of that grant of conditional leniency, BBPLC is eligible for (i) a limit on liability to actual rather than treble damages if damages were to be awarded in any civil antitrust action under US antitrust law based on conduct covered by the conditional leniency, and (ii) relief from potential joint-and-several liability in connection with such civil antitrust action, subject to BBPLC satisfying the DOJ-AD and the court presiding over the civil litigation of fulfilment of its cooperation obligations.

Non-US Benchmarks Cases

In addition to US actions, legal proceedings have been brought or threatened against the Group in connection with alleged manipulation of LIBOR and EURIBOR in a number of jurisdictions. The number of such proceedings in non-US jurisdictions, the benchmarks to which they relate, and the jurisdictions in which they may be brought have increased over time.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect, if any, that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

Civil Actions in respect of ISDAfix

Since September 2014, a number of ISDAfix related civil actions have been filed in the SDNY on behalf of a proposed class of plaintiffs, alleging that BBPLC, a number of other banks and one broker, violated the US Sherman Antitrust Act and several state laws by engaging in a conspiracy to manipulate the USD ISDAfix. A consolidated amended complaint was filed in mid-February 2015. Pursuant to a schedule issued by the court, the defendants, including BBPLC, will move to dismiss the consolidated amended complaint.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect, if any, that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

Civil Actions in respect of Foreign Exchange Trading

Since November 2013, a number of civil actions have been filed in the SDNY on behalf of proposed classes of plaintiffs alleging manipulation of Foreign Exchange markets under the US Sherman Antitrust Act and New York state law and naming several international banks as defendants, including BBPLC. The SDNY before whom all the cases are pending, has combined all actions alleging a class of US persons in a single consolidated action. The two actions alleging classes of non-US persons were dismissed on 28 January 2015.

Recent Developments

Defendants’ motion to dismiss the consolidated action was denied on 28 January 2015. The next step in the proceeding is discovery, which is presently stayed.

Claimed Amounts/Financial Impact

The financial impact of the actions described on the Group or what effect, if any, that they might have upon the Group’s operating results, cash flows or financial position in any particular period is currently uncertain.

Civil Actions in respect of the Gold Fix

Since March 2014, a number of civil complaints have been filed in US federal courts, each on behalf of a proposed class of plaintiffs, alleging that Barclays entities and other members of The London Gold Market Fixing Ltd. manipulated the prices of gold and gold derivative contracts in violation of the CEA, the US Sherman Antitrust Act, and state antitrust and consumer protection laws. All of the complaints have been transferred to the SDNY and consolidated for pretrial purposes.

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29 Legal, competition and regulatory matters continued

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the potential exposure of the actions described or what effect, if any, that they might have upon operating results, cash flows or the Group’s financial position in any particular period.

US Residential and Commercial Mortgage-related Activity and Litigation

The Group’s activities within the US residential mortgage sector during the period from 2005 through 2008 included:

¡	Sponsoring and underwriting of approximately $39bn of private-label securitisations;

¡	Economic underwriting exposure of approximately $34bn for other private-label securitisations;

¡	Sales of approximately $0.2bn of loans to government sponsored enterprises (GSEs);

¡	Sales of approximately $3bn of loans to others; and

¡	Sales of approximately $19.4bn of loans (net of approximately $500m of loans sold during this period and subsequently repurchased) that were originated and sold to third parties by mortgage originator affiliates of an entity that the Group acquired in 2007 (Acquired Subsidiary).

Throughout this time period affiliates of the Group engaged in secondary market trading of US residential mortgaged-backed securities (RMBS) and US commercial mortgage backed securities (CMBS), and such trading activity continues today.

In connection with its loan sales and certain private-label securitisations the Group provided certain loan level representations and warranties (R&Ws), which if breached may require the Group to repurchase the related loans. On 31 December 2014, the Group had unresolved repurchase requests relating to loans with a principal balance of approximately $2.6bn at the time they were sold, and civil actions have been commenced by various parties alleging that the Group must repurchase a substantial number of such loans. In addition, the Group is party to a number of lawsuits filed by purchasers of RMBS asserting statutory and/or common law claims. The current outstanding face amount of RMBS related to these pending claims against the Group as of 31 December 2014 was approximately $0.9bn.

Regulatory and governmental authorities have initiated wide-ranging investigations into market practices involving mortgage-backed securities, and the Group is co-operating with several of those investigations.

RMBS Repurchase Requests

Background

The Group was the sole provider of various loan-level R&Ws with respect to:

¡	Approximately $5bn of Group sponsored securitisations;

¡	Approximately $0.2bn of sales of loans to GSEs; and

¡	Approximately $3bn of loans sold to others.

In addition, the Acquired Subsidiary provided R&Ws on all of the $19.4bn of loans it sold to third parties.

R&Ws on the remaining Group sponsored securitisations were primarily provided by third-party originators directly to the securitisation trusts with a Group subsidiary, such as the depositor for the securitisation, providing more limited R&Ws. There are no stated expiration provisions applicable to most R&Ws made by the Group, the Acquired Subsidiary or these third parties.

Under certain circumstances, the Group and/or the Acquired Subsidiary may be required to repurchase the related loans or make other payments related to such loans if the R&Ws are breached.

The unresolved repurchase requests received on or before 31 December 2014 associated with all R&Ws made by the Group or the Acquired Subsidiary on loans sold to GSEs and others and private-label activities had an original unpaid principal balance of approximately $2.6bn at the time of such sale.

A substantial number (approximately $2.2 billion) of the unresolved repurchase requests discussed above relate to civil actions that have been commenced by the trustees for certain RMBS securitisations in which the trustees allege that the Group and/or the Acquired Subsidiary must repurchase loans that violated the operative R&Ws. Such trustees and other parties making repurchase requests have also alleged that the operative R&Ws may have been violated with respect to a greater (but unspecified) amount of loans than the amount of loans previously stated in specific repurchase requests made by such trustees. All of the litigations involving repurchase requests remain at early stages.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect, if any, that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

RMBS Securities Claims

Background

As a result of some of the RMBS activities described above, the Group is party to a number of lawsuits filed by purchasers of RMBS sponsored and/or underwritten by the Group between 2005 and 2008. As a general matter, these lawsuits allege, among other things, that the RMBS offering materials allegedly relied on by such purchasers contained materially false and misleading statements and/or omissions and generally demand rescission and recovery of the consideration paid for the RMBS and recovery of monetary losses arising out of their ownership.

The original face amount of RMBS related to the pending civil actions against the Group total approximately $2.4bn, of which approximately $0.9bn was outstanding as at 31 December 2014.

Cumulative realised losses reported on these RMBS as at 31 December 2014 were approximately $0.3bn.

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29 Legal, competition and regulatory matters continued

Claimed Amounts/Financial Impact

If the Group were to lose the pending actions the Group believes it could incur a loss of up to the outstanding amount of the RMBS at the time of judgement (taking into account further principal payments after 31 December 2014), plus any cumulative losses on the RMBS at such time and any interest, fees and costs, less the market value of the RMBS at such time and less any provisions taken to date.

Although the purchasers in these securities actions have generally not identified a specific amount of alleged damages, the Group has estimated the total market value of these RMBS as at 31 December 2014 to be approximately $0.6bn. The Group may be entitled to indemnification for a portion of such losses.

Other Mortgage-related Investigations

In addition to the RMBS Repurchase Requests and RMBS Securities Claims, numerous regulatory and governmental authorities, amongst them the DOJ, SEC, Special Inspector General for the US Troubled Asset Relief Program and US Attorney’s Office for the District of Connecticut have been investigating various aspects of the mortgage-related business, including issuance and underwriting practices in primary offerings of RMBS and trading practices in the secondary market for both RMBS and CMBS. The Group is co-operating with these investigations.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect, if any, that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

Lehman Brothers

Since September 2009, the Group has been engaged in litigation with various entities that have sought to challenge certain aspects of the transaction pursuant to which BCI and other companies in the Group acquired most of the assets of Lehman Brothers Inc. (LBI) in September 2008, as well as the court order (Order) approving the sale (Sale). The Order was upheld by the courts and is no longer being challenged. On 5 August 2014, the Second Circuit affirmed the SDNY’s rulings in favour of the Group on certain claims with respect to its rights over assets it claims from the Sale.

Background Information

In September 2009, motions were filed in the United States Bankruptcy Court for the SDNY (Bankruptcy Court) by Lehman Brothers Holdings Inc. (LBHI), the SIPA Trustee for Lehman Brothers Inc. (Trustee) and the Official Committee of Unsecured Creditors of Lehman Brothers Holdings Inc. (Committee). All three motions challenged certain aspects of the Sale, as well as the Order. The claimants sought an order voiding the transfer of certain assets to BCI, requiring BCI to return to the LBI estate any excess value BCI allegedly received, and declaring that BCI is not entitled to certain assets that it claims pursuant to the Sale documents and the Order (Rule 60 Claims).

In January 2010, BCI filed its response to the motions and also filed a motion seeking delivery of certain assets that LBHI and LBI had failed to deliver as required by the Sale documents and the Order (together with the Trustee’s competing claims to those assets, Contract Claims).

In 2011, the Bankruptcy Court rejected the Rule 60 Claims and decided some of the Contract Claims in the Trustee’s favour and some in favour of the Group. The Group and the Trustee each appealed the Bankruptcy Court’s adverse rulings on the Contract Claims to the SDNY. LBHI and the Committee did not appeal the Bankruptcy Court’s ruling on the Rule 60 Claims.

The SDNY issued an opinion in June 2012, reversing one of the Bankruptcy Court’s rulings on the Contract Claims that had been adverse to the Group and affirming the Bankruptcy Court’s other rulings on the Contract Claims. In July 2012, the SDNY issued an agreed judgement implementing the rulings in the opinion (Judgement). Under the Judgement, the Group is entitled to receive:

¡	$1.1bn (£0.7bn) from the Trustee in respect of ‘clearance box’ assets (Clearance Box Assets); and

¡	Property held at various institutions in respect of the exchange traded derivatives accounts transferred to BCI in the Sale (ETD Margin).

Recent Developments

The Trustee appealed the SDNY’s adverse rulings to the Second Circuit. On 5 August 2014, the Second Circuit issued an opinion affirming the rulings of the SDNY that the Group is entitled to receive the Clearance Box Assets and the ETD Margin.

On 1 October 2014, the Trustee filed a motion with the SDNY to confirm the scope of the SDNY’s judgement regarding the ETD Margin the Group is entitled to receive. With that motion, the Trustee is challenging Barclays’ entitlement to approximately $1.1bn of assets that the Trustee asserts do not constitute ETD Margin.

On 15 December 2014, the Trustee requested that the US Supreme Court review the rulings of the SDNY and the Second Circuit regarding the ETD margin.

Claimed Amounts/Financial Impact

Approximately $1.7bn (£1.1bn) of the assets to which the Group is entitled as part of the Sale had not been received by 31 December 2014, approximately $0.8bn (£0.5bn) of which has been recognised as a financial asset on the balance sheet as at 31 December 2014. The unrecognised amount, approximately $0.9bn (£0.6bn) as of 31 December 2014, effectively represents a provision against the uncertainty inherent in the litigation and potential post-appeal proceedings and issues relating to the recovery of certain assets held by an institution outside the US. The financial asset reflects an increase of $0.7bn (£0.5bn) recognised in profit or loss as at 30 September 2014 as a result of greater certainty regarding the recoverability of the Clearance Box Assets and the ETD Margin from the Trustee, as well as decreases resulting from a payment of $1.1bn (£0.7bn) made by the Trustee to the Group on 8 October 2014, fully discharging the Trustee’s obligations in respect of the Clearance Box Assets and from a payment of approximately $1.5bn (£1bn) made by the Trustee to the Group on 10 December 2014 in respect of a portion of the ETD Margin.

In this context, the Group is satisfied with the valuation of the asset recognised on its balance sheet and the resulting level of effective provision.

American Depositary Shares

BPLC, BBPLC and various current and former members of BPLC’s Board of Directors have been named as defendants in five proposed securities class actions consolidated in the SDNY, alleging misstatements and omissions in registration statements for certain American Depositary Shares offered by BBPLC.

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29 Legal, competition and regulatory matters continued

Background Information

The consolidated amended complaint, filed in February 2010, asserted claims under the Securities Act of 1933, alleging that registration statements relating to American Depositary Shares representing preferred stock, series 2, 3, 4 and 5 (Preferred Stock ADS) offered by BBPLC at various times between 2006 and 2008 contained misstatements and omissions concerning (amongst other things) BBPLC’s portfolio of mortgage-related (including US subprime-related) securities, BBPLC’s exposure to mortgage and credit market risk, and BBPLC’s financial condition. These complaints did not specifically identify what alleged damages these plaintiffs sought to recover in connection with their claims.

Recent Developments

The claims concerning the series 2, 3 and 4 offerings have been dismissed on the basis that they were time barred. Although the SDNY also dismissed the claims concerning the series 5 offering, the Second Circuit reversed the dismissal and ruled that the plaintiffs should have been permitted to file a second amended complaint in relation to the series 5 offering claims. This series 5 offering had an original face amount of approximately $2.5 billion.

In June 2014, the SDNY denied defendants’ motion to dismiss with respect to the claims in the amended complaint concerning the series 5 offering. The case is now in discovery.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect, if any, that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

BDC Finance L.L.C.

BDC Finance L.L.C. (BDC) filed a complaint against BBPLC in the NY Supreme Court alleging breach of a portfolio of total return swaps governed by an ISDA Master Agreement (collectively, the Agreement). A ruling was made against BBPLC, but the New York State Court of Appeals effectively reversed that ruling. Parties related to BDC have also sued BBPLC and BCI in Connecticut State Court in connection with BBPLC’s conduct relating to the Agreement.

Background Information

In October 2008, BDC filed a complaint in the NY Supreme Court alleging that BBPLC breached the Agreement when it failed to transfer approximately $40m of alleged excess collateral in response to BDC’s October 2008 demand (Demand).

BDC asserts that under the Agreement BBPLC was not entitled to dispute the Demand before transferring the alleged excess collateral and that even if the Agreement entitled BBPLC to dispute the Demand before making the transfer, BBPLC failed to dispute the Demand.

BDC demands damages totalling $298m plus attorneys’ fees, expenses, and prejudgement interest.

In August 2012, the NY Supreme Court granted partial summary judgement for BBPLC, ruling that BBPLC was entitled to dispute the Demand before transferring the alleged excess collateral, but determining that a trial was required to determine whether BBPLC actually did so. The parties cross-appealed to the Appellate Division of the NY Supreme Court (NY Appellate Division).

In September 2011, BDC’s investment advisor, BDCM Fund Adviser, L.L.C. and its parent company, Black Diamond Capital Holdings, L.L.C. also sued BBPLC and BCI in Connecticut State Court for unspecified damages allegedly resulting from BBPLC’s conduct relating to the Agreement, asserting claims for violation of the Connecticut Unfair Trade Practices Act and tortious interference with business and prospective business relations. The parties have agreed to a stay of that case.

In October 2013, the NY Appellate Division reversed the NY Supreme Court’s grant of partial summary judgement in favour of BBPLC, and instead granted BDC’s motion for partial summary judgement, holding that BBPLC breached the Agreement. The NY Appellate Division did not rule on the amount of BDC’s damages, which has not yet been determined by the NY Supreme Court.

Recent Developments

In January 2014 the NY Appellate Division granted BBPLC leave to appeal its October 2013 decision to the NY Court of Appeals. The New York Court of Appeals heard oral argument on 6 January 2015 and on 19 February 2015 modified the NY Appellate Division’s grant of partial summary judgement to BDC, holding that summary judgement in either party’s favour cannot be granted because a material issue of fact remains as to whether BBPLC breached the Agreement. The New York Court of Appeals ordered that the matter be referred back to the NY Supreme Court for further proceedings.

Claimed Amounts/Financial Impact

BDC has made claims against the Group totalling $298m plus attorneys’ fees, expenses and pre-judgement interest. This amount does not necessarily reflect the Group’s potential financial exposure if a ruling were to be made against it.

Civil Actions in respect of the US Anti-Terrorism Act

In November 2014, a civil complaint was filed in the US Federal Court in the Eastern District of New York by a group of approximately 200 plaintiffs, alleging that the Group and a number of other banks engaged in a conspiracy and violated the US Anti-Terrorism Act (ATA) by facilitating US dollar denominated transactions for the Government of Iran and various Iranian banks, which in turn funded Hezbollah attacks that injured the plaintiffs’ family members. Plaintiffs seek to recover for pain, suffering and mental anguish pursuant to the provisions of the ATA, which allows for the tripling of any proven damages.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the matters in this section or what effect, if any, that these matters might have upon operating results, cash flows or the Group’s financial position in any particular period.

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Notes to the financial statements

Accruals, provisions, contingent liabilities and legal proceedings

29 Legal, competition and regulatory matters continued

Credit Default Swap (CDS) Antitrust Investigations

The Commission and the DOJ-AD commenced investigations in the CDS market, in 2011 and 2009, respectively. In July 2013 the Commission addressed a Statement of Objections to BBPLC, 12 other banks, Markit Ltd. and ISDA. The case relates to concerns that certain banks took collective action to delay and prevent the emergence of exchange traded credit derivative products.

If the Commission does reach a decision in this matter it has indicated that it intends to impose sanctions. The Commission’s sanctions can include fines. The DOJ-AD’s investigation is a civil investigation and relates to similar issues. Barclays is also contesting a proposed, consolidated class action alleging similar issues that has been filed in the US. Disclosure in the case is ongoing.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the actions described on the Group or what effect, if any, that they might have upon the Group’s operating results, cash flows or financial position in any particular period.

Interchange Investigations

Investigations of Visa and MasterCard credit and debit interchange rates by competition authorities in Europe remain open.

BBPLC receives interchange fees, as a card issuer, from providers of card acquiring services to merchants. The key risks arising from the investigations comprise the potential for fines imposed by competition authorities, litigation and the implementation of new regulations that impact interchange fees.

Claimed Amounts/Financial Impact

It is not currently practicable to provide an estimate of the financial impact of the matters in this section or what effect, if any, that these matters might have upon operating results, cash flows or the Group’s financial position in any particular period.

Interest Rate Hedging Products Redress

See Note 27 for a description of the FSA’s review and redress exercise in respect of interest rate hedging products and the provisions recognised by the Group in connection with it.

General

The Group is engaged in various other legal, competition and regulatory matters both in the UK and a number of overseas jurisdictions. It is subject to legal proceedings by and against the Group which arise in the ordinary course of business from time to time, including (but not limited to) disputes in relation to contracts, securities, debt collection, consumer credit, fraud, trusts, client assets, competition, data protection, money laundering, employment, environmental and other statutory and common law issues.

The Group is also subject to enquiries and examinations, requests for information, audits, investigations and legal and other proceedings by regulators, governmental and other public bodies in connection with (but not limited to) consumer protection measures, compliance with legislation and regulation, wholesale trading activity and other areas of banking and business activities in which the Group is or has been engaged.

At the present time, the Group does not expect the ultimate resolution of any of these other matters to have a material adverse effect on its financial position. However, in light of the uncertainties involved in such matters and the matters specifically described in this note, there can be no assurance that the outcome of a particular matter or matters will not be material to the Group’s results of operations or cash flow for a particular period, depending on, amongst other things, the amount of the loss resulting from the matter(s) and the amount of income otherwise reported for the reporting period.

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Notes to the financial statements Capital instruments, equity and reserves

The notes included in this section focus on the Group’s loan capital and shareholders equity including issued share capital, retained earnings, other equity balances and interests of minority shareholders in our subsidiary entities (non-controlling interests). For more information on capital management and how the Group maintains sufficient capital to meet our regulatory requirements see pages 184 to 190.

30 Subordinated liabilities

Accounting for subordinated debt

Subordinated debt is measured at amortised cost using the effective interest method under IAS 39.

Subordinated liabilities include accrued interest and comprise undated and dated loan capital as follows:

		2014 £m	2013 £m

Undated subordinated liabilities		5,640	6,127
Dated subordinated liabilities		15,513	15,568

Total subordinated liabilities		21,153	21,695

None of the Group’s loan capital is secured.

Undated subordinated liabilities

		Subordinated liabilities
		per balance sheet
	Initial call date	2014 £m	2013 £m

Barclays Bank PLC issued
Tier One Notes (TONs)
6% Callable Perpetual Core Tier One Notes	2032	16	105
6.86% Callable Perpetual Core Tier One Notes (US$569m)	2032	604	613
Reserve Capital Instruments (RCIs)
5.926% Step-up Callable Perpetual Reserve Capital Instruments (US$159m)	2016	112	368
7.434% Step-up Callable Perpetual Reserve Capital Instruments (US$117m)	2017	85	244
6.3688% Step-up Callable Perpetual Reserve Capital Instruments	2019	39	114
14% Step-up Callable Perpetual Reserve Capital Instruments	2019	3,065	2,951
5.3304% Step-up Callable Perpetual Reserve Capital Instruments	2036	52	107
Undated Notes
6.875% Undated Subordinated Notes	2015	140	145
6.375% Undated Subordinated Notes	2017	146	146
7.7% Undated Subordinated Notes (US$99m)	2018	69	67
8.25% Undated Subordinated Notes	2018	152	151
7.125% Undated Subordinated Notes	2020	202	198
6.125% Undated Subordinated Notes	2027	249	223
Junior Undated Floating Rate Notes (US$109m)	Any interest payment date	70	66
Undated Floating Rate Primary Capital Notes Series 3	Any interest payment date	145	145
Bonds
9.25% Perpetual Subordinated Bonds (ex-Woolwich plc)	2021	94	91
9% Permanent Interest Bearing Capital Bonds	At any time	46	42
Loans
5.03% Reverse Dual Currency Undated Subordinated Loan (Yen 8,000m)	2028	39	39
5% Reverse Dual Currency Undated Subordinated Loan (Yen 12,000m)	2028	54	58
Barclays SLCSM Funding B.V. guaranteed by the Bank
6.140% Fixed Rate Guaranteed Perpetual Subordinated Notes	2015	261	254

Total undated subordinated liabilities		5,640	6,127

barclays.com/annualreport	Barclays PLC Annual Report 2014 | 315

Notes to the financial statements Capital instruments, equity and reserves

30 Subordinated liabilities continued

Undated loan capital

Undated loan capital is issued by the Bank and its subsidiaries for the development and expansion of their business and to strengthen their capital bases. The principal terms of the undated loan capital are described below:

Subordination

All undated loan capital ranks behind the claims against the bank of depositors and other unsecured unsubordinated creditors and holders of dated loan capital in the following order: Junior Undated Floating Rate Notes; other issues of Undated Notes, Bonds and Loans ranking pari passu with each other; followed by TONs and RCIs ranking pari passu with each other.

Interest

All undated loan capital bears a fixed rate of interest until the initial call date, with the exception of the 9% Bonds which are fixed for the life of the issue, and the Junior and Series 3 Undated Notes which are floating rate.

After the initial call date, in the event that they are not redeemed, the 6.875%, 6.375%, 7.125%, 6.125% Undated Notes, the 9.25% Bonds and the 6.140% Perpetual Notes will bear interest at rates fixed periodically in advance for five-year periods based on market rates. All other undated loan capital except the two floating rate Undated Notes will bear interest, and the two floating rate Undated Notes currently bear interest at rates fixed periodically in advance based on London interbank rates.

Payment of interest

The Bank is not obliged to make a payment of interest on its Undated Notes, Bonds and Loans excluding the 7.7% Undated Notes, 8.25% Undated Notes, 9.25% Bonds and 6.140% Perpetual Notes if, in the preceding six months, a dividend has not been declared or paid on any class of shares of Barclays PLC or, in certain cases, any class of preference shares of the Bank. The Bank is not obliged to make a payment of interest on its 9.25% Perpetual Subordinated Bonds if, in the immediately preceding 12 months’ interest period, a dividend has not been paid on any class of its share capital. Interest not so paid becomes payable in each case if such a dividend is subsequently paid or in certain other circumstances. During the year, the Bank declared and paid dividends on its ordinary shares and on all classes of preference shares.

No payment of principal or any interest may be made unless the Bank satisfies a specified solvency test.

The Bank may elect to defer any payment of interest on the 7.7% Undated Notes and 8.25% Undated Notes. Until such time as any deferred interest has been paid in full, neither the Bank nor Barclays PLC may declare or pay a dividend, subject to certain exceptions, on any of its ordinary shares, preference shares, or other share capital or satisfy any payments of interest or coupons on certain other junior obligations.

Barclays SLCSM Funding B.V. and the Bank may elect to defer any payment of interest on the 6.140% Perpetual Notes. However, any deferred interest will automatically become immediately due and payable on the earlier of: (i) the date on which any dividend or other distribution or interest or other payment is made in respect of any pari passu or any junior obligations or on which any pari passu or any junior obligations are purchased, (ii) the date of redemption or purchase of the 6.140% Perpetual Notes and (iii) certain other events including bankruptcy, liquidation or winding up of the Barclays SLCSM Funding B.V. or the Bank.

The Bank may elect to defer any payment of interest on the RCIs. Any such deferred payment of interest must be paid on the earlier of: (i) the date of redemption of the RCIs, (ii) the coupon payment date falling on or nearest to the tenth anniversary of the date of deferral of such payment, and (iii) in respect of the 14% RCIs only, substitution. Whilst such deferral is continuing, neither the Bank nor Barclays PLC may declare or pay a dividend, subject to certain exceptions, on any of its ordinary shares or preference shares.

The Bank may elect to defer any payment of interest on the TONs if it determines that it is, or such payment would result in it being, in non-compliance with capital adequacy requirements and policies of the PRA. Any such deferred payment of interest will only be payable on a redemption of the TONs. Until such time as the Bank next makes a payment of interest on the TONs, neither the Bank nor Barclays PLC may (i) declare or pay a dividend, subject to certain exceptions, on any of their respective ordinary shares or Preference Shares, or make payments of interest in respect of the Bank’s Reserve Capital Instruments and (ii) certain restrictions on the redemption, purchase or reduction of their respective share capital and certain other securities also apply.

Repayment

All undated loan capital is repayable at the option of the Bank, generally in whole, at the initial call date and on any subsequent coupon or interest payment date or in the case of the 6.875%, 6.375%, 7.125%, 6.125% Undated Notes, the 9.25% Bonds and the 6.140% Perpetual Notes on any fifth anniversary after the initial call date. In addition, each issue of undated loan capital is repayable, at the option of the Bank in whole in the event of certain changes in the tax treatment of the notes, either at any time, or on an interest payment date. There are no events of default except non-payment of principal or mandatory interest. Any repayments require the prior approval of the PRA.

Other

All issues of undated subordinated liabilities are non-convertible.

316 | Barclays PLC Annual Report 2014	barclays.com/annualreport

30 Subordinated liabilities continued

Dated subordinated liabilities

			Subordinated liabilities per balance sheet
	Initial call date	Maturity date	2014 £m	2013 £m

Barclays PLC issued
4.375% Fixed Rate Subordinated Notes (US$1,250m)		2024	810	–
Barclays Bank PLC issued
Callable Fixed/Floating Rate Subordinated Notes (€1,000m)	2014	2019	–	866
4.38% Fixed Rate Subordinated Notes (US$75m)		2015	49	49
4.75% Fixed Rate Subordinated Notes (US$150m)		2015	98	97
5.14% Lower Tier 2 Notes (US$1,094m)	2015	2020	767	706
6.05% Fixed Rate Subordinated Notes (US$1,556m)		2017	1,102	1,073
Floating Rate Subordinated Notes (€40m)		2018	31	33
6% Fixed Rate Subordinated Notes (€1,750m)		2018	1,462	1,554
CMS-Linked Subordinated Notes (€100m)		2018	82	87
CMS-Linked Subordinated Notes (€135m)		2018	109	116
Fixed/Floating Rate Subordinated Callable Notes	2018	2023	565	570
7.75% Contingent Capital Notes (US$1,000m)	2018	2023	640	603
Floating Rate Subordinated Notes (€50m)		2019	38	41
6% Fixed Rate Subordinated Notes (€1,500m)		2021	1,338	1,356
9.5% Subordinated Bonds (ex-Woolwich plc)		2021	306	306
Subordinated Floating Rate Notes (€100m)		2021	77	82
10% Fixed Rate Subordinated Notes		2021	2,363	2,265
10.179% Fixed Rate Subordinated Notes (US$1,521m)		2021	1,062	991
Subordinated Floating Rate Notes (€50m)		2022	39	42
6.625% Fixed Rate Subordinated Notes (€1,000m)		2022	947	957
7.625% Contingent Capital Notes (US$3,000m)		2022	1,856	1,649
Subordinated Floating Rate Notes (€50m)		2023	39	42
5.75% Fixed Rate Subordinated Notes		2026	828	742
5.4% Reverse Dual Currency Subordinated Loan (Yen 15,000m)		2027	74	74
6.33% Subordinated Notes		2032	62	55
Subordinated Floating Rate Notes (€100m)		2040	78	83
Absa Bank Limited issued
8.8% Subordinated Fixed Rate Callable Notes (ZAR 1,725m)	2014	2019	–	102
6.00% CPI-linked Subordinated Callable Notes (ZAR 3,000m)	2014	2019	–	228
8.1% Subordinated Callable Notes (ZAR 2,000m)	2015	2020	114	121
10.28% Subordinated Callable Notes (ZAR 600m)	2017	2022	34	35
Subordinated Callable Notes (ZAR 400m)	2017	2022	22	23
Subordinated Callable Notes (ZAR 1,805m)	2017	2022	101	105
Subordinated Callable Notes (ZAR 2,007m)	2018	2023	112	116
8.295% Subordinated Callable Notes (ZAR 1,188m)	2018	2023	64	69
Subordinated Callable Notes (ZAR 370m)	2019	2024	21	–
Subordinated Callable Notes (ZAR 130m)	2019	2024	7	–
5.50% CPI-linked Subordinated Callable Notes (ZAR 1,500m)	2023	2028	109	107
Other capital issued by Barclays Africa and Japan		2014-2018	107	223

Total dated subordinated liabilities			15,513	15,568

Dated loan capital

Dated loan capital is issued by the Company, the Bank and respective subsidiaries for the development and expansion of their business and to strengthen their respective capital bases. The principal terms of the dated loan capital are described below:

Subordination

Dated loan capital issued by the Company ranks behind the claims against the Company of unsecured unsubordinated creditors but before the claims of the holders of its equity.

All dated loan capital issued by the Bank ranks behind the claims against the Bank of depositors and other unsecured unsubordinated creditors but before the claims of the undated loan capital and the holders of its equity. The dated loan capital issued by other subsidiaries, is similarly subordinated.

Interest

Interest on the Floating Rate Notes is fixed periodically in advance, based on the related interbank or local central bank rates.

Interest on the 7.75% Contingent Capital Notes is fixed until the call date. After the call date, in the event that it is not redeemed, the interest rate will be re-set and fixed until maturity based on a market rate.

barclays.com/annualreport	Barclays PLC Annual Report 2014 | 317

Notes to the financial statements Capital instruments, equity and reserves

30 Subordinated liabilities continued

Repayment

Those Notes with a call date are repayable at the option of the issuer, on conditions governing the respective debt obligations, some in whole or in part, and some only in whole. The remaining dated loan capital outstanding at 31 December 2014 is redeemable only on maturity, subject in particular cases to provisions allowing an early redemption in the event of certain changes in tax law, or to certain changes in legislation or regulations.

Any repayments prior to maturity require, in the case of the Company and the Bank, the prior approval of the PRA, or in the case of the overseas issues, the approval of the local regulator for that jurisdiction and of the PRA in certain circumstances.

There are no committed facilities in existence at the balance sheet date which permit the refinancing of debt beyond the date of maturity.

The other capital issued by Barclays Kenya, Botswana and Zambia includes amounts of £6m (2013: £14m) issued by Barclays Botswana that are convertible. These are repayable at the option of the issuer, prior to maturity, on conditions governing the respective debt obligations, some in whole or in part and some only in whole.

Other

The 7.625% Contingent Capital Notes will be automatically transferred from investors to Barclays PLC (or another entity within the Group) for nil consideration in the event the Barclays PLC consolidated CRD IV Common Equity Tier 1 (CET 1) ratio (FSA October 2012 transitional statement) falls below 7.0%.

The 7.75% Contingent Capital Notes will be automatically written-down and investors will lose their entire investment in the notes in the event the Barclays PLC consolidated CRD IV Common Equity Tier 1 (CET 1) ratio (FSA October 2012 transitional statement) falls below 7.0%.

31 Ordinary shares, share premium, and other equity

Called up share capital, allotted and fully paid

	Number of shares m	Ordinary shares £m	Share premium £m	Total share capital and share premium £m	Other equity instruments £m

As at 1 January 2014	16,113	4,028	15,859	19,887	2,063
Issued to staff under share incentive plans	320	81	691	772	–
Issuances relating to Scrip Dividend Programme	65	16	134	150	–
AT1 equity issuance	–	–	–	–	2,263
Other movements	–	–	–	–	(4)

As at 31 December 2014	16,498	4,125	16,684	20,809	4,322

As at 1 January 2013	12,243	3,061	9,416	12,477	–
Issued to staff under share incentive plans	257	63	727	790	–
Warrants exercised	379	95	655	750	–
Rights issue	3,219	805	5,025	5,830	–
Issuances relating to Scrip Dividend Programme	15	4	36	40	–
AT1 equity issuance	–	–	–	–	2,063

As at 31 December 2013	16,113	4,028	15,859	19,887	2,063

Called up share capital

Called up share capital comprises 16,498m (2013: 16,113m) ordinary shares of 25p each. The increase was due to the issuance of shares under employee share schemes and the Barclays PLC Scrip Dividend Programme.

Share repurchase

At the 2014 AGM on 24 April 2014, Barclays PLC was authorised to repurchase 1,635m of its ordinary shares of 25p. The authorisation is effective until the AGM in 2015 or the close of business on 30 June 2015, whichever is the earlier. No share repurchases were made during either 2014 or 2013.

Other equity instruments

Other equity instruments of £4,322m (2013: £2,063m) include Additional Tier 1 (AT1) securities issued by Barclays PLC during 2013 and 2014. During 2013, there were two separate issuances of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities, with principal amounts of $2bn and €1bn. In 2014, there were three issuances of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities, with principal amounts of $1.2bn, €1.1bn and £0.7bn. The 2014 AT1 securities were issued as part of an exchange of £1,527m of Barclays Bank PLC preference shares (held as non-controlling interests for Barclays PLC) and £607m of subordinated debt instruments (Tier 1 Notes and Reserve Capital Instruments).

The exchange exercise involved Barclays PLC issuing AT1 securities to investors in exchange for Barclays Bank PLC preference shares and Barclays Bank PLC subordinated debt instruments held by the same investors. As part of the exercise, Barclays Bank PLC issued three corresponding AT1 instruments to Barclays PLC. Upon completion of the exercise, the preference shares and subordinated debt instruments were cancelled by Barclays Bank PLC.

The AT1 securities are perpetual securities with no fixed maturity and qualify as AT1 instruments under CRD IV.

318 | Barclays PLC Annual Report 2014	barclays.com/annualreport

31 Ordinary shares, share premium, and other equity continued

The principal terms of the AT1 securities are described below:

¡	AT1 securities rank behind the claims against Barclays PLC of (i) unsubordinated creditors; (ii) claims which are expressed to be subordinated to the claims of unsubordinated creditors of Barclays PLC but not further or otherwise; or (iii) claims which are, or are expressed to be, junior to the claims of other creditors of Barclays PLC, whether subordinated or unsubordinated, other than claims which rank, or are expressed to rank, pari passu with, or junior to, the claims of holders of the AT1 securities

¡	AT1 securities bear a fixed rate of interest until the initial call date. After the initial call date, in the event that they are not redeemed, the AT1 securities will bear interest at rates fixed periodically in advance for five year periods based on market rates

¡	Interest on the AT1 securities will be due and payable only at the sole discretion of Barclays PLC, and Barclays PLC has sole and absolute discretion at all times and for any reason to cancel (in whole or in part) any interest payment that would otherwise be payable on any interest payment date

¡	AT1 securities are undated and are repayable, at the option of Barclays PLC, in whole at the initial call date, or on any fifth anniversary after the initial call date. In addition, the AT1 securities are repayable, at the option of Barclays PLC, in whole in the event of certain changes in the tax or regulatory treatment of the securities. Any repayments require the prior consent of the PRA

All AT1 securities will be converted into ordinary shares of Barclays PLC, at a pre-determined price, should the fully loaded CET1 ratio of the Barclays PLC Group fall below 7.0%.

32 Reserves

Currency translation reserve

The currency translation reserve represents the cumulative gains and losses on the retranslation of the Group’s net investment in foreign operations, net of the effects of hedging.

As at 31 December 2014 there was a debit balance of £582m (2013: £1,142m debit) in the currency translation reserve. The decrease in the debit balance of £560m (2013: £1,201m decrease to a debit balance) principally reflected the strengthening of USD against GBP. The currency translation reserve movement associated with non-controlling interests was a £74m debit (2013: £566m debit) reflecting the further depreciation of ZAR against GBP.

During the year a £91m net gain (2013: £5m) from recycling of the currency translation reserve was recognised in the income statement.

Available for sale reserve

The available for sale reserve represents the unrealised change in the fair value of available for sale investments since initial recognition.

As at 31 December 2014 there was a credit balance of £562m (2013: £148m credit) in the available for sale reserve. The increase of £414m (2013: £379m decrease) principally reflected a £5,336m gain from changes in fair value on Government Bonds, predominantly held in the liquidity pool, offset by £4,074m of losses from related hedging, £620m of net gains transferred to net profit and £103m of tax.

Cash flow hedging reserve

The cash flow hedging reserve represents the cumulative gains and losses on effective cash flow hedging instruments that will be recycled to the income statement when the hedged transactions affect profit or loss.

As at 31 December 2014 there was a credit balance of £1,817m (2013: £273m credit) in the cash flow hedging reserve. The increase of £1,544m (2013: £1,826m decrease) principally reflected a £2,662m increase in the fair value of interest rate swaps held for hedging purposes as interest rate forward curves decreased, partly offset by £737m gains recycled to the income statement in line with when the hedged item affects profit or loss, and £381m of tax.

Other reserves and treasury shares

As at 31 December 2014 there was a credit balance of £1,011m (2013: £1,011m credit) in other reserves relating to the excess repurchase price paid over nominal of redeemed ordinary and preference shares issues by the Group.

Treasury shares are deducted from shareholders’ equity within other reserves. A transfer is made to retained earnings in line with the vesting of treasury shares held for the purposes of share-based payments.

The treasury shares primarily relate to Barclays PLC shares held in relation to the Group’s various share schemes. These schemes are described in Note 34 Share Based Payments.

As at 31 December 2014 there was a debit balance of £84m (2013: £41m debit) in other reserves relating to treasury shares. The increase principally reflected £909m (2013: £1,066m) of net purchases of treasury shares held for the purposes of employee share schemes, partially offset by £866m (2013: £1,047m) transferred to retained earnings reflecting the vesting of deferred share based payments.

33 Non-controlling interests

	Profit attributable to non-controlling interest		Equity attributable to non-controlling interest		Dividends paid to non-controlling interest
	2014 £m	2013 £m	2014 £m	2013 £m	2014 £m	2013 £m
Barclays Bank PLC issued:
– Preference shares	441	410	3,654	5,868	441	471
– Upper Tier 2 instruments	2	2	486	485	–	–
Barclays Africa Group Limited	320	343	2,247	2,204	189	342
Other non-controlling interests	6	2	4	7	1	–
Total	769	757	6,391	8,564	631	813

Subsidiaries of the Group that give rise to significant non-controlling interests are Barclays Bank PLC and Barclays Africa Group Limited.

barclays.com/annualreport	Barclays PLC Annual Report 2014 | 319

Notes to the financial statements Capital instruments, equity and reserves

33 Non-controlling interests continued

Barclays Bank PLC

Barclays PLC holds 100% of the voting rights of Barclays Bank PLC. As at 31 December 2014, Barclays Bank PLC has in issue preference shares and Upper Tier 2 instruments, representing 11% (2013: 12%) of its equity. Preference share dividends and redemption are typically at the discretion of Barclays Bank PLC. The payment of Upper Tier 2 instrument coupons and principal are typically at the discretion of Barclays Bank PLC, except for coupon payments that become compulsory where Barclays PLC has declared or paid a dividend on ordinary shares in the preceding six-month period. Preference share and Upper Tier 2 instrument holders typically only have rights to redeem in the event of insolvency.

Instrument
	2014 £m	2013 £m
Preference Shares:
6.00% non cumulative callable preference shares	203	744
6.278% non cumulative callable preference shares	318	548
4.875% non cumulative callable preference shares	–	687
4.75% non cumulative callable preference shares	211	967
6.625% non cumulative callable preference shares	406	406
7.1% non cumulative callable preference shares	657	657
7.75% non cumulative callable preference shares	550	550
8.125% non cumulative callable preference shares	1,309	1,309
Total Barclays Bank PLC Preference Shares	3,654	5,868
Barclays Africa Group Limited	258	267
Total	3,912	6,135

Upper Tier 2 Instruments:
Undated Floating Rate Primary Capital Notes Series 1	222	222
Undated Floating Rate Primary Capital Notes Series 2	264	263
Total Upper Tier 2 Instruments	486	485

Summarised financial information for Barclays Africa Group Limited

Summarised financial information for Barclays Africa Group Limited, before intercompany eliminations, is set out below:

	Barclays Africa Group Limited 2014 £m	Barclays Africa Group Limited 2013 £m
Income statement information
Total income net of insurance claims	3,530	3,356
Profit after tax	765	807
Total other comprehensive income for the year, after tax	(7)	(71)
Total comprehensive income for the year	758	736

Statement of Cash flows information
Net cash inflows	43	109

Balance sheet information
Total assets	55,378	55,616
Total liabilities	50,150	50,500
Shareholder equity	5,228	5,116

Full financial statements for Barclays Africa Group Limited can be obtained at barclaysafrica.com/barclaysafrica/Investor-Relations.

Protective rights of non-controlling interests

Barclays Africa Group Limited

Barclays owns 62.3% of the share capital of Barclays Africa Group Limited. Certain resolutions of Barclays Africa require a 75% approval which restricts Barclays PLC’s rights to access the assets of Barclays Africa and its group companies. 75% approval would be required to dispose of all or the greater part of the Barclays Africa Group Limited’s assets or to complete the voluntary winding up of the entity.

Barclays Bank PLC

Barclays Bank PLC also has in issue preference shares which are non-controlling interests to the Group. Under the terms of these instruments, Barclays PLC may not pay dividends on ordinary shares until a dividend is next paid on these instruments or the instruments are redeemed or purchased by Barclays Bank PLC. There are no restrictions on Barclays Bank PLC’s ability to remit capital to the Parent as a result of these issued instruments.

320 | Barclays PLC Annual Report 2014	barclays.com/annualreport

Notes to the financial statements Employee benefits

The notes included in this section focus on the costs and commitments associated with employing our staff.

34 Share based payments

Accounting for share based payments

The Group applies IFRS 2 Share Based Payments in accounting for employee remuneration in the form of shares.

Employee incentives include awards in the form of shares and share options, as well as offering employees the opportunity to purchase shares on favourable terms. The cost of the employee services received in respect of the shares or share options granted is recognised in the income statement over the period that employees provide services, generally the period between the date the award is granted or notified and the vesting date of the shares or options. The overall cost of the award is calculated using the number of shares and options expected to vest and the fair value of the shares or options at the date of grant.

The number of shares and options expected to vest takes into account the likelihood that performance and service conditions included in the terms of the awards will be met. Failure to meet the non-vesting condition is treated as a cancellation, resulting in an acceleration of recognition of the cost of the employee services.

The fair value of shares is the market price ruling on the grant date, in some cases adjusted to reflect restrictions on transferability. The fair value of options granted is determined using option pricing models to estimate the numbers of shares likely to vest. These take into account the exercise price of the option, the current share price, the risk-free interest rate, the expected volatility of the share price over the life of the option and other relevant factors. Market conditions that must be met in order for the award to vest are also reflected in the fair value of the award, as are any other non-vesting conditions – such as continuing to make payments into a share based savings scheme.

The charge for the year arising from share based payment schemes was as follows:

	Charge for the year
	2014 £m	2013 £m	2012 £m
Share Value Plan	575	576	610
Others	84	126	173
Total equity settled	659	702	783
Cash settled	43	25	35
Total share based payments	702	727	818

The terms of the main current plans are as follows:

Share Value Plan (SVP)

The SVP was introduced in March 2010 and approved by shareholders (for Executive Director participation and use of new issue shares) at the AGM in April 2011. SVP awards are granted to participants in the form of a conditional right to receive Barclays PLC shares or provisional allocations of Barclays PLC shares which vest or are considered for release over a period of three years in equal annual tranches. Participants do not pay to receive an award or to receive a release of shares. The grantor may also make a dividend equivalent payment to participants on release of a SVP award. SVP awards are also made to eligible employees for recruitment purposes. All awards are subject to potential forfeiture in certain leaver scenarios.

Other schemes

In addition to the SVP, the Group operates a number of other schemes including schemes operated by and settled in the shares of subsidiary undertakings, none of which are individually or in aggregate material in relation to the charge for the year or the dilutive effect of outstanding share options. Included within other schemes are Sharesave (both UK and overseas), the Barclays Long Term Incentive Plan and the Executive Share Award Scheme.

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Notes to the financial statements Employee benefits

34 Share based payments continued

Share option and award plans

The weighted average fair value per award granted and weighted average share price at the date of exercise/release of shares during the year was:

			Weighted average fair value per award granted in year		Weighted average share price at exercise/release during year
			2014 £	2013 £	2014 £	2013 £
SVP[a]			2.33	3.04	2.31	3.04
Others[a]			0.52-2.39	0.81-3.08	2.23-2.56	2.64-3.22

SVP are nil cost awards on which the performance conditions are substantially completed at the date of grant. Consequently the fair value of these awards is based on the market value at that date.

Movements in options and awards

The movement in the number of options and awards for the major schemes and the weighted average exercise price of options was:

	SVP[a,b]		Others[a,c]
	Number (000s)		Number (000s)		Weighted average ex. price (£)
	2014	2013	2014	2013	2014	2013
Outstanding at beginning of year/acquisition date	524,260	540,872	231,989	278,843	1.55	1.70
Granted in the year	275,152	233,513	64,326	42,179	1.78	2.28
Rights issue adjustments	–	40,684	–	19,630	–	1.58
Exercised/released in the year	(287,319)	(265,082)	(71,594)	(77,752)	1.44	2.19
Less: forfeited in the year	(32,051)	(25,727)	(32,784)	(22,383)	1.66	1.61
Less: expired in the year	–	–	(6,338)	(8,528)	2.24	3.03
Outstanding at end of year	480,042	524,260	185,599	231,989	1.61	1.55
Of which exercisable:	44	60	20,025	20,977	1.88	2.52

Certain of the Group’s share option plans enable certain directors and employees to subscribe for new ordinary shares of Barclays PLC. For accounting for treasury shares see Note 32 Reserves.

The weighted average contractual remaining life and number of options and awards outstanding (including those exercisable) at the balance sheet date are as follows:

			2014		2013
			Weighted average remaining contractual life in years	Number of options/ awards outstanding (000s)	Weighted average remaining contractual life in years	Number of options/ awards outstanding (000s)
SVP[a,b]			1	480,042	1	524,260
Others[a]			0-3	185,599	0-3	231,989

There were no significant modifications to the share based payments arrangements in 2014 and 2013.

As at 31 December 2014, the total liability arising from cash-settled share based payments transactions was £45m (2013: £26m).

Holdings of Barclays PLC shares

Various employee benefit trusts established by the Group hold shares in Barclays PLC to meet obligations under the Barclays share based payment schemes. The total number of Barclays shares held in these employee benefit trusts at 31 December 2014 was 5.2 million (2013: 3.2 million). Dividend rights have been waived on all of these shares. The total market value of the shares held in trust based on the year end share price of £2.43 (2013: £2.72) was £12.6m (2013: £8.7m).

Notes

a	Options/award granted over Barclays PLC shares.
b	Nil cost award and therefore the weighted average exercise price was nil.
c	The number of awards within Others at the end of the year principally relates to Sharesave (number of awards exercisable at end of year was 7,288,943). The weighted average exercise price relates to Sharesave.

322 | Barclays PLC Annual Report 2014	barclays.com/annualreport

35 Pensions and post retirement benefits

Accounting for pensions and post retirement benefits

The Group operates a number of pension schemes including defined contribution, defined benefit and post-employment benefit schemes.

Defined contribution schemes – the Group recognises contributions due in respect of the accounting period in the income statement. Any contributions unpaid at the balance sheet date are included as a liability.

Defined benefit schemes – the Group recognises its obligation to members of the scheme at the period end, less the fair value of the scheme assets after applying the asset ceiling test. Each scheme’s obligations are calculated using the projected unit credit method on the assumptions set out in the note below. Scheme assets are stated at fair value as at the period end.

Changes in pension scheme liabilities or assets (remeasurements) that do not arise from regular pension cost, net interest on net defined benefit liabilities or assets, past service costs, settlements or contributions to the plan, are recognised in other comprehensive income. Remeasurements comprise experience adjustments (differences between previous actuarial assumptions and what has actually occurred), the effects of changes in actuarial assumptions, return on plan assets (excluding amounts included in the interest on the assets) and any changes in the effect of the asset ceiling restriction (excluding amounts included in the interest on the restriction).

Post-employment benefits – the cost of providing health care benefits to retired employees is accrued as a liability in the financial statements over the period that the employees provide services to the Group, using a methodology similar to that for defined benefit pension schemes.

Pension schemes

UK Retirement Fund (UKRF)

The UKRF is the Group’s main scheme, representing 92% of the Group’s total retirement benefit obligations. The UKRF was closed to new entrants on 1 October 2012, and comprises ten sections, the most significant of which are:

¡	Afterwork, which comprises a contributory cash balance defined benefit element, and a voluntary defined contribution element. The cash balance element is accrued each year and revalued until Normal Retirement Age in line with the increase in Retail Price Index (RPI) (up to a maximum of 5% p.a.). An investment related increase of up to 2% a year may also be added at Barclays’ discretion. Between 1 October 2003 and 1 October 2012 the majority of new employees outside of Investment Bank were eligible to join this section. The costs of ill-health retirements and death in service benefits for Afterwork members are borne by the UKRF. The main risks that Barclays runs in relation to Afterwork are more limited than in traditional final salary pension plans, being the risk of needing to make additional contributions if pre-retirement investment returns are not sufficient to provide for the benefits. The discretionary element of the benefit provides a partial buffer against this risk.

¡	The 1964 Pension Scheme: most employees recruited before July 1997 built up benefits in this non-contributory defined benefit scheme in respect of service up to 31 March 2010. Pensions were calculated by reference to service and pensionable salary. From 1 April 2010 members became eligible to accrue future service benefits in either Afterwork or Pension Investment Plan (PIP), a historic defined contribution section which is now closed to future contributions. The risks that Barclays runs in relation to the 1964 pension section are typical of final salary pension plans: principally, that investment returns fall short of expectations, that inflation exceeds expectations, and that retirees live longer than expected.

Barclays Pension Savings Plan (BPSP)

¡	From 1 October 2012 a new UK pension scheme, the BPSP, was established to satisfy Auto Enrolment legislation. The BPSP is a defined contribution scheme (Group Personal Pension) providing benefits for all new Barclays UK hires from 1 October 2012, Investment Bank UK employees who were in PIP as at 1 October 2012, and also all UK employees who were not members of a pension scheme as at that date. As a defined contribution plan, BPSP is not subject to the same investment return, inflation or longevity risks that defined benefit plans face. Members’ benefits reflect contributions paid and the level of investment returns achieved.

Apart from the UKRF and the BPSP, Barclays operates a number of smaller pension and long-term employee benefits and post-retirement healthcare plans globally, the largest of which are the US and South African defined benefit schemes. Many of the plans are funded, with assets backing the obligations held in separate legal vehicles such as trusts. Others are operated on an unfunded basis. The benefits provided the approach to funding and the legal basis of the plans reflect their local environments.

Governance

The UKRF operates under trust law and is managed and administered on behalf of the members in accordance with the terms of the Trust Deed and Rules and all relevant legislation. The Corporate Trustee is Barclays Pension Funds Trustees Limited, a private limited company and a wholly owned subsidiary of Barclays Bank PLC. The Trustee is the legal owner of the assets of the UKRF which are held separately from the assets of the Group.

The Trustee Board comprises six Management Directors selected by Barclays, of whom three are independent Directors with no relationship with Barclays or the UKRF, plus three Member Nominated Directors selected from eligible active staff and pensioner members who apply for the role.

The BPSP is a Group Personal Pension arrangement which operates as a collection of personal pension plans. Each personal pension plan is a direct contract between the employee and the BPSP provider (Legal & General Assurance Society Limited), and is regulated by the FCA.

Similar principles of pension governance apply to the Group’s other pension schemes, although different legislation covers overseas schemes where, in most cases, the Group has the power to determine the funding rate.

Amounts recognised

The following tables include amounts recognised in the income statement and an analysis of benefit obligations and scheme assets for all Group defined benefit schemes. The net position is reconciled to the assets and liabilities recognised on the balance sheet. The tables include funded and unfunded post-retirement benefits.

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Notes to the financial statements Employee benefits

35 Pensions and post retirement benefits continued

Income statement charge
		2014 £m	2013 £m	2012 £m
Current service cost		324	371	410
Net finance cost/(income)		78	55	(10)
Past service cost		(5)	4	(33)
Settlements		(15)	(3)	(12)
Total		382	427	355

Balance sheet reconciliation
	2014		2013
	Total £m	Of which relates to UKRF £m	Total £m	Of which relates to UKRF £m
Benefit obligation at beginning of the year	(27,568)	(25,093)	(26,304)	(23,643)
Current service cost	(324)	(258)	(371)	(280)
Interest costs on scheme liabilities	(1,261)	(1,101)	(1,145)	(1,003)
Past service cost	5	2	(4)	–
Settlements	83	–	44	–
Remeasurement loss – financial	(2,493)	(2,382)	(989)	(997)
Remeasurement loss – demographic	(370)	(340)	4	–
Remeasurement loss – experience	407	418	(39)	31
Employee contributions	(35)	(2)	(39)	(1)
Benefits paid	999	825	905	799
Exchange and other movements	165	–	370	1
Benefit obligation at end of the year	(30,392)	(27,931)	(27,568)	(25,093)
Fair value of scheme assets at beginning of the year	25,743	23,661	25,075	22,845
Interest income on scheme assets	1,183	1,042	1,090	974
Employer contribution	347	241	364	238
Settlements	(68)	–	(41)	–
Remeasurement – return on plan assets greater than discount rate	2,736	2,705	575	400
Employee contributions	35	2	39	1
Benefits paid	(999)	(825)	(905)	(799)
Exchange and other movements	(103)	1	(454)	2
Fair value of scheme assets at the end of the year	28,874	26,827	25,743	23,661
Net deficit	(1,518)	(1,104)	(1,825)	(1,432)
Retirement benefit assets	56	–	133	–
Retirement benefit liabilities	(1,574)	(1,104)	(1,958)	(1,432)
Net retirement benefit liabilities	(1,518)	(1,104)	(1,825)	(1,432)

Included within the benefit obligation was £2,272m (2013: £2,314m) relating to overseas pensions and £189m (2013: £161m) relating to other post-employment benefits. Of the total benefit obligation of £30,392m (2013: £27,568m), £286m (2013: £298m) was wholly unfunded.

As at 31 December 2014, the UKRF’s scheme assets were in deficit versus IAS 19R obligations by £1,104m (2013: deficit of £1,432m). The decrease in the net deficit was driven by a rise in asset values, with the increase in liabilities arising from the decrease in the discount rate partly offset by a decrease in the long term RPI inflation rate.

Critical accounting estimates and judgements

Actuarial valuation of the schemes’ obligation is dependent upon a series of assumptions, below is a summary of the main financial and demographic assumptions adopted for UKRF.

UKRF financial assumptions
	2014 % p.a.	2013 % p.a.
Discount rate	3.67	4.46
Inflation rate	3.05	3.42
Rate of increase in salaries	2.55	2.92
Rate of increase for pensions in payment	2.98	3.32
Rate of increase for pensions in deferment	2.98	3.32
Afterwork revaluation rate	3.35	3.70

The UKRF discount rate assumptions for 2014 and 2013 are taken based on the single equivalent discount rate implied by the Towers Watson RATE Link model.

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35 Pensions and post retirement benefits continued

The UKRF’s post-retirement mortality assumptions are based on a best estimate assumption derived from an analysis in 2014 of Barclays own post-retirement mortality experience, and taking account of the recent evidence from published mortality surveys. An allowance has been made for future mortality improvements based on the 2013 core projection model published by the Continuous Mortality Investigation Bureau subject to a long term trend of 1.25% p.a. in future improvements. The table below shows how the assumed life expectancy at 60, for members of the UKRF, has varied over the last three years:

Assumed life expectancy

	2014	2013	2012

Life expectancy at 60 for current pensioners (years)
– Males	28.3	27.9	27.8
– Females	29.9	29.0	28.9

Life expectancy at 60 for future pensioners currently aged 40 (years)
– Males	30.1	29.3	29.2
– Females	31.9	30.6	30.5

Sensitivity analysis on actuarial assumptions

The sensitivity analysis has been calculated by valuing the UKRF liabilities using the amended assumptions shown in the table below and keeping the remaining assumptions the same as disclosed in the UKRF assumptions table above, except in the case of the inflation sensitivity where other assumptions that depend on assumed inflation have also been amended correspondingly. The difference between the recalculated liability figure and that stated in the balance sheet reconciliation table above is the figure shown. The selection of these movements to illustrate the sensitivity of the defined benefit obligation to key assumptions should not be interpreted as Barclays expressing any specific view of the probability of such movements happening.

Change in key assumptions

	2014		2013

	Impact on UKRF defined benefit obligation		Impact on UKRF defined benefit obligation

	(Decrease)/ Increase %	(Decrease)/ Increase £bn	(Decrease)/ Increase %	(Decrease)/ Increase £bn

0.5% increase in discount rate	(9.0)	(2.5)	(9.2)	(2.3)
0.5% increase in assumed price inflation	7.3	2.0	7.8	2.0
1 year increase to life expectancy at 60	3.5	1.0	3.0	0.8

The weighted average duration of the benefit payments reflected in the defined benefit obligation for the UKRF is 19 years.

Assets

A long-term investment strategy has been set for the UKRF, with its asset allocation comprising a mixture of equities, bonds, property and other appropriate assets. This recognises that different asset classes are likely to produce different long-term returns and some asset classes may be more volatile than others. The long-term investment strategy ensures, amongst other aims, that investments are adequately diversified. Asset managers are permitted some flexibility to vary the asset allocation from the long-term investment strategy within control ranges agreed with the Trustee from time to time.

The UKRF also employs derivative instruments, where appropriate, to achieve a desired exposure or return, or to match assets more closely to liabilities. The value of assets shown reflects the actual physical assets held by the scheme, with any derivative holdings reflected on a mark to market basis.

The value of the assets of the schemes and their percentage in relation to total scheme assets were as follows:

Analysis of scheme assets
	Total		Of which relates to UKRF
As at 31 December 2014	Value £m	% of total fair value of scheme assets %	Value £m	% of total fair value of scheme assets %
Equities – quoted	6,813	23.6	5,808	21.6
Equities – non-quoted	1,549	5.4	1,537	5.7
Bonds – fixed government[a]	934	3.2	609	2.3
Bonds – index-linked government[a]	7,114	24.6	7,114	26.5
Bonds – corporate and other[a]	5,599	19.4	5,317	19.8
Property – commercial[b]	2,023	7.0	1,945	7.3
Derivatives[b]	1,472	5.1	1,472	5.5
Cash	2,897	10.0	2,644	9.9
Pooled funds[c]	284	1.0	284	1.1
Other[b]	189	0.7	97	0.3
Fair value of scheme assets	28,874	100.0	26,827	100.0

Notes

a	Assets held are predominantly quoted.
b	Assets held are predominantly non-quoted.
c	Pooled funds relate to a variety of investments which are predominantly non-quoted.

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Notes to the financial statements Employee benefits

35 Pensions and post retirement benefits continued

Analysis of scheme assets

	Total		Of which relates to UKRF

As at 31 December 2013	Value £m	% of total fair value of scheme assets %	Value £m	% of total fair value of scheme assets %

Equities – quoted	3,420	13.3	2,355	10.0
Equities – non quoted	1,299	5.0	1,270	5.4
Bonds – fixed government[a]	1,342	5.2	888	3.8
Bonds – index-linked government[a]	6,356	24.8	6,365	26.8
Bonds – corporate and other[a]	3,715	14.5	3,533	14.9
Property – commercial[b]	1,376	5.3	1,320	5.6
Derivatives[b]	1,425	5.5	1,425	6.0
Cash	4,202	16.3	3,903	16.5
Pooled funds[c]	2,342	9.1	2,342	9.9
Other[b]	266	1.0	260	1.1

Fair value of scheme assets	25,743	100.0	23,661	100.0

Included within the fair value of scheme assets were: £3m (2013: £5m) relating to shares in Barclays PLC, £39m (2013: £31m) relating to bonds issued by the Barclays Group, £6m (2013: £7m) relating to property occupied by Group companies, and £14m (2013: £10m) relating to other investments including deposits with Barclays banks. The UKRF also invests in investment vehicles which may hold shares or debt issued by the Barclays Group.

The UKRF scheme assets also includes £36.2m (2013: £35.9m) relating to UK private equity investments and £1,502m (2013: £1,255m) relating to overseas private equity investments. These are disclosed above within equities – non quoted.

Approximately a third of the UKRF assets are invested in liability driven investment strategies; primarily UK gilts as well as interest rate and inflation swaps. These are used to better match the assets to its liabilities. The swaps are used to reduce the scheme’s inflation and duration risks against its liabilities.

Funding

The latest triennial funding valuation of the UKRF was carried out with an effective date of 30 September 2013. This was completed in 2014 and showed a deficit of £3.6bn and a funding level of 87.4%. The Bank and Trustee agreed a scheme-specific funding target, statement of funding principles, a schedule of contributions and a recovery plan to eliminate the deficit in the Fund. The main differences between the funding and IAS 19 assumptions are a more prudent longevity assumption for funding and a different approach to setting the discount rate.

The recovery plan to eliminate the deficit will result in the Bank paying deficit contributions to the Fund until 2021. Deficit contributions of £300m are payable in 2015, and also in 2016. Further deficit contributions of £740m p.a. are payable during 2017 to 2021. Up to £500m of the 2021 deficit contributions are payable in 2017 depending on the deficit level at that time. These deficit contributions are in addition to the regular contributions to meet the Group’s share of the cost of benefits accruing over each year.

In non-valuation years the Scheme Actuary prepares an annual update of the funding position. The latest annual update was carried out as at 30 September 2014 and showed a deficit of £4.6bn and a funding level of 85.4%. The increase in funding deficit over the year to 30 September 2014 can be mainly attributed to the fall in real gilt yields over the year.

Defined benefit contributions paid with respect to the UKRF were as follows:

Contributions paid
£m
2014	241
2013	238
2012	742

The Group’s expected contribution to the UKRF in respect of defined benefits in 2015 is £622m (2014: £218m). In addition the expected contributions to UK defined contribution schemes in 2015 is £41m (2014: £46m) to the UKRF and £107m (2014: £103m) to the BPSP. For the material non-UK defined benefit schemes the expected contributions in 2015 are £56m (2014: £107m).

Notes

a	Assets held are predominantly quoted.
b	Assets held are predominantly non-quoted.
c	Pooled funds relate to a variety of investments which are predominantly non-quoted.

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Notes to the financial statements Scope of consolidation

This section presents information on the Group’s investments in subsidiaries, joint ventures and associates and its interests in structured entities. Detail is also given on securitisation transactions the Group has entered into and arrangements that are held off-balance sheet.

36 Principal subsidiaries

Barclays applies IFRS 10 Consolidated Financial Statements. The consolidated financial statements combine the financial statements of Barclays PLC and all of its subsidiaries. Subsidiaries are entities over which the Group has control. Under IFRS 10, this is when the Group is exposed or has rights to variable returns from its involvement in the entity and has the ability to affect those returns through its power over the entity.

The Group reassesses whether it controls an entity if facts and circumstances indicate that there have been changes to its power, its rights to variable returns or its ability to use its power to affect the amount of its returns.

Intra-group transactions and balances are eliminated on consolidation and consistent accounting policies are used throughout the Group for the purposes of the consolidation. Changes in ownership interests in subsidiaries are accounted for as equity transactions if they occur after control has been obtained and they do not result in loss of control.

The significant judgements used in applying this policy are set out below.

Accounting for investment in subsidiaries

In the individual financial statements of Barclays PLC, investments in subsidiaries are stated at cost less impairment. Cost includes any directly attributable costs of the investment.

Principal subsidiaries for the Group are set out below. This includes those subsidiaries that are most significant in the context of the Group’s business, results or financial position.

Company name	Principal place of business or incorporation	Nature of business	Percentage of voting rights held %		Non- controlling interests – proportion of ownership interests %	Non- controlling interests – proportion of voting interests %
Barclays Bank PLC	England	Banking, holding company	100		11	–
Barclays Capital Securities Limited	England	Securities dealing	100		–	–
Barclays Private Clients International Limited	Isle of Man	Banking	100	*	–	–
Barclays Securities Japan Limited	Japan	Securities dealing	100		–	–
Barclays Africa Group Limited	South Africa	Banking	62		38	38
Barclays Bank S.A.U.	Spain	Banking	100	*	–	–
Barclays Capital Inc.	United States	Securities dealing	100		–	–
Barclays Bank Delaware	United States	Credit card issuer	100		–	–

The country of registration or incorporation is also the principal area of operation of each of the above subsidiaries. Investments in subsidiaries held directly by Barclays Bank PLC are marked *. Information on the Group’s subsidiaries, as required by the Companies Act, will be included in the Annual Return to be filed at the UK Companies House.

Ownership interests are in some cases different to voting interests due to the existence of non-voting equity interests, such as preference shares. See Note 33 Non-controlling interests for more information.

At the balance sheet date, a contractual agreement for the sale and transfer of Barclays Bank S.A.U. and its subsidiaries, comprising all its associated assets and liabilities to a third party, Caixabank, S.A. was in place. The sale took place on 2 January 2015, but Barclays Bank S.A.U. was still a principal subsidiary at the balance sheet date.

Significant judgements and assumptions used to determine the scope of the consolidation

Determining whether the Group has control of an entity is generally straightforward based on ownership of the majority of the voting capital. However, in certain instances this determination will involve significant judgement, particularly in the case of structured entities where voting rights are often not the determining factor in decisions over the relevant activities. This judgement may involve assessing the purpose and design of the entity. It will also often be necessary to consider whether the Group, or another involved party with power over the relevant activities, is acting as a principal in its own right or as an agent on behalf of others.

There is also often considerable judgement involved in the ongoing assessment of control over structured entities. In this regard, where market conditions have deteriorated such that the other investors’ exposures to the structure’s variable returns have been substantively eliminated, the Group may conclude that the managers of the structured entity are acting as its agent and therefore will consolidate the structured entity.

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Notes to the financial statements Scope of consolidation

36 Principal subsidiaries continued

An interest in equity voting rights exceeding 50% would typically indicate that the Group has control of an entity. However certain entities are excluded from consolidation because the Group does not have exposure to their variable returns. These entities are controlled by external counterparties rather than the Group. Where appropriate, interests relating to these entities are included in Note 37 Structured entities.

Country of registration or incorporation	Company name	Percentage of voting rights held (%)	Equity shareholder’s funds (£m)	Retained profit for the year (£m)
UK	Fitzroy Finance Limited	100	–	–
Cayman Islands	Palomino Limited	100	1	–

Significant restrictions

As is typical for a Group of its size and international scope, there are restrictions on the ability of Barclays PLC to obtain distributions of capital, access the assets or repay the liabilities of members of its Group due to the statutory, regulatory and contractual requirements of its subsidiaries and due to the protective rights of non-controlling interests. These are considered below.

Regulatory requirements

Barclays’ principal subsidiary companies have assets and liabilities before intercompany eliminations of £1,757bn (2013: £1,789bn) and £1,683bn (2013: £1,720bn) respectively. The assets and liabilities are subject to prudential regulation and regulatory capital requirements in the countries in which they are regulated. These require entities to maintain minimum capital, leverage and exposure ratios restricting the ability of these entities to make distributions of cash or other assets to the parent company, Barclays PLC.

In order to meet capital requirements, subsidiaries may hold certain equity accounted and debt accounted issued financial instruments and non-equity instruments such as Tier 1 and Tier 2 capital instruments and other forms of subordinated liability. See Note 33 Non-controlling interests and Note 30 Subordinated liabilities for particulars of these instruments. These instruments may be subject to cancellation clauses or preference share restrictions that would limit the ability of the entity to repatriate the capital on a timely basis.

Liquidity requirements

Regulated subsidiaries of the Group are required to maintain liquidity pools to meet PRA and local regulatory requirements. The main subsidiaries affected are Barclays Bank PLC, Barclays Africa Group Limited and Barclays Capital Inc. which must maintain daily compliance with the regulatory minimum. See page 191 to 208 for further details of liquidity requirements, including those of our significant subsidiaries.

Statutory requirements

The Group’s subsidiaries are subject to statutory requirements not to make distributions of capital and unrealised profits and generally to maintain solvency. These requirements restrict the ability of subsidiaries to make remittances of dividends to Barclays PLC, the ultimate parent, except in the event of a legal capital reduction or liquidation. In most cases the regulatory restrictions referred to above exceed the statutory restrictions.

Contractual requirements

Asset encumbrance

The Group uses its financial assets to raise finance in the form of securitisations and through the liquidity schemes of central banks. Once encumbered, the assets are not available for transfer around the Group. The assets affected are disclosed in Note 40 Assets pledged.

Assets held by consolidated structured entities

£379m (2013: £690m) of assets included in the Group’s balance sheet relate to consolidated investment funds and are held to pay return and principal to the holders of units in the funds. The assets held in these funds cannot be transferred to other members of the Group. The decrease is materially driven by the closure of European wealth funds during the year.

Other restrictions

The Group is required to maintain balances with central banks and other regulatory authorities and these amounted to £4,448m (2013: £4,722m).

Barclays Africa Group Limited assets are subject to exchange control regulation determined by the South African Reserve Bank (SARB). Special dividends and loans in lieu of dividends cannot be transferred without SARB approval.

37 Structured entities

A structured entity is an entity in which voting or similar rights are not the dominant factor in deciding control. Structured entities are generally created to achieve a narrow and well defined objective with restrictions around their ongoing activities.

Depending on the Group’s power over the activities of the entity and its exposure to and ability to influence its own returns, it may consolidate the entity. In other cases it may sponsor or have exposure to such an entity but not consolidate it.

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37 Structured entities continued

Consolidated structured entities

The Group has contractual arrangements which may require it to provide financial support to the following types of consolidated structured entities:

Securitisation vehicles

The Group uses securitisation as a source of financing and a means of risk transfer. Refer to Note 39 Securitisations for further detail.

The Group provides liquidity facilities to certain securitisation vehicles. At 31 December 2014, there were outstanding loan commitments to these entities totalling £201m (2013: £195m).

Commercial paper (CP) and medium term note conduits

The Group provided £9.1bn (2013: £8.1bn) in undrawn contractual backstop liquidity facilities to CP conduits.

Fund management entities

Barclays has contractually guaranteed the performance of certain cash investments in a number of managed investment funds which have resulted in their consolidation. As at 31 December 2014, the notional value of the guarantee was £585m (2013: £991m). The decrease is materially driven by the closure of European wealth funds during the year.

Covered bonds

During the period the Group provided cash capital contributions totalling £0.7bn (2013: £1.3bn) to Barclays Covered Bonds Limited Liability Partnership as a result of regulatory requirements to pre fund upcoming covered bond redemptions. This requirement is expected to increase as more covered bonds approach their maturity in 2015.

Employee benefit trusts

The Group provides capital contributions to employee share trusts to enable them to meet their obligations to employees under share-based payment plans.

Unconsolidated structured entities in which the Group has an interest

An interest in a structured entity is any form of contractual or non-contractual involvement which creates variability in returns arising from the performance of the entity for the Group. Such interests include holdings of debt or equity securities, derivatives that transfer financial risks from the entity to the Group, lending, loan commitments, financial guarantees and investment management agreements.

Interest rate swaps, foreign exchange derivatives that are not complex and which expose the Group to insignificant credit risk by being senior in the payment waterfall of a securitisation and derivatives that are determined to introduce risk or variability to a structured entity are not considered to be an interest in an entity and have been excluded from the disclosures below.

The nature and extent of the Group’s interests in structured entities is summarised below:

Summary of interests in unconsolidated structured entities
	Secured financing £m	Short-term traded interests £m	Traded derivatives £m	Other interests £m	Total £m
As at December 2014
Assets
Trading portfolio assets	–	14,538	–	3,668	18,206
Financial assets designated at fair value	–	–	–	963	963
Derivative financial instruments	–	–	5,207	1,594	6,801
Available for sale investments	–	–	–	1,216	1,216
Loans and advances to banks	–	–	–	4,277	4,277
Loans and advances to customers	–	–	–	30,067	30,067
Reverse repurchase agreements and other similar secured lending	37,139	–	–	–	37,139
Other assets	–	–	–	38	38
Total assets	37,139	14,538	5,207	41,823	98,707
Liabilities
Derivative financial instruments	–	–	5,222	1,514	6,736

As at December 2013
Assets
Trading portfolio assets	–	12,729	–	5,111	17,840
Financial assets designated at fair value	–	–	–	1,035	1,035
Derivative financial instruments	–	–	3,758	1,464	5,222
Available for sale investments	–	–	–	2,073	2,073
Loans and advances to banks	–	–	–	4,143	4,143
Loans and advances to customers	–	–	–	24,971	24,971
Reverse repurchase agreements and other similar secured lending	51,112	–	–	–	51,112
Other assets	–	–	–	35	35
Total assets	51,112	12,729	3,758	38,832	106,431
Liabilities
Derivative financial instruments	–	–	4,895	1,457	6,352

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Notes to the financial statements Scope of consolidation

37 Structured entities continued

Secured financing arrangements, short term traded interests and traded derivatives are typically managed under market risk management described in page 175 which includes an indication of the change of risk measures compared to last year. For this reason, the total assets of these entities are not considered meaningful for the purposes of understanding the related risks and so have not been presented. Other interests include a Non-Core portfolio which is being managed down, conduits and corporate lending where the interest is driven by normal customer demand.

Secured financing

The Group routinely enters into reverse repurchase contracts, stock borrowing and similar arrangements on normal commercial terms where the counterparty to the arrangement is a structured entity. Due to the nature of these arrangements, especially the transfer of collateral and ongoing margining, the Group has minimal exposure to the performance of the structured entity counterparty. A description of these transactions is included in Note 22.

Short-term traded interests

The Group buys and sells interests in structured entities as part of its trading activities, for example, retail mortgage backed securities, collateralised debt obligations and similar interests. Such interests are typically held individually or as part of a larger portfolio for no more than 90 days. In such cases, the Group typically has no other involvement with the structured entity other than the securities it holds as part of trading activities and its maximum exposure to loss is restricted to the carrying value of the asset.

As at 31 December 2014, £12,058m (2013: £11,634m) of the Group’s £14,538m (2013: £12,729m) short-term traded interests were comprised of debt securities issued by asset securitisation vehicles.

Traded derivatives

The Group enters into a variety of derivative contracts with structured entities which reference market risk variables such as interest rates, foreign exchange rates and credit indices amongst other things. The main derivative types which are considered interests in structured entities include index-based and entity specific credit default swaps, balance guaranteed swaps, total return swaps, commodities swaps, and equity swaps. A description of the types of derivatives and the risk management practices are detailed in Note 15. The risk of loss may be mitigated through ongoing margining requirements as well as a right to cash flows from the structured entity which are senior in the payment waterfall. Such margining requirements are consistent with market practice for many derivative arrangements and in line with the Group’s normal credit policies.

Derivative transactions require the counterparty to provide cash or other collateral under margining agreements to mitigate counterparty credit risk. Included in the traded derivatives total are £445m (2013: £752m) of derivative assets which are ‘cleared derivative’ type arrangements. These are transactions where the Group enters into a contract with an exchange on behalf of a structured entity client and holds an opposite position with it. The Group is exposed to settlement risk only on these derivatives which is mitigated through daily margining. Total notionals amounted to £176,584m (2013: £163,827m).

Except for credit default swaps where the maximum exposure to loss is the swap notional amount, it is not possible to estimate the maximum exposure to loss in respect of derivative positions as the fair value of derivatives is subject to changes in market rates of interest, exchange rates and credit indices which by their nature are uncertain. In addition, the Group’s losses would be subject to mitigating action under its traded market risk and credit risk policies that require the counterparty to provide collateral in cash or other assets on a daily basis in most cases.

Other interests in unconsolidated structured entities

The Group’s interests in structured entities not held for the purposes of short-term trading activities are set out below, summarised by the purpose of the entities and limited to significant categories, based on maximum exposure to loss.

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37 Structured entities continued

Nature of interest
	Structured credit portfolio £m	Multi-seller conduit programmes £m	Lending £m	Mortgage- backed securities £m	Investment funds and trusts £m	Others £m	Total £m
As at December 2014
Trading portfolio assets
– Debt securities	3,590	–	–	–	–	51	3,641
– Equity securities	–	–	–	–	–	27	27
Financial assets designated at fair value
– Loans and advances to customers	–	–	881	–	–	11	892
– Debt securities	–	–	–	–	–	35	35
– Equity securities	–	–	–	–	–	36	36
Derivative financial instruments	–	–	80	–	–	1,514	1,594
Available for sale investments
– Debt securities	1	575	–	626	–	14	1,216
Loans and advances to customers	3,390	8,236	17,780	–	–	661	30,067
Loans and advances to banks	–	–	4,277	–	–	–	4,277
Other assets	–	5	9	–	21	3	38
Total on balance sheet exposures	6,981	8,816	23,027	626	21	2,352	41,823
Total off balance sheet notional amounts	1,078	8,075	6,359	–	–	2,104	17,616
Maximum exposure to loss	8,059	16,891	29,386	626	21	4,456	59,439
Total assets of the entity	50,279	97,298	390,522	147,422	25,556	5,816	716,893

As at December 2013
Trading portfolio assets
– Debt securities	4,944	–	50	–	–	106	5,100
– Equity securities	–	–	–	–	–	11	11
Financial assets designated at fair value
– Loans and advances to customers	–	–	935	–	–	34	969
– Debt securities	–	–	–	–	–	32	32
– Equity securities	–	–	–	–	–	34	34
Derivative financial instruments	–	–	7	–	–	1,457	1,464
Available for sale investments
– Debt securities	1	564	2	1,476	–	30	2,073
Loans and advances to customers	3,115	7,927	13,183	–	–	746	24,971
Loans and advances to banks	–	–	4,066	–	–	77	4,143
Other assets	–	1	1	–	25	8	35
Total on balance sheet exposures	8,060	8,492	18,244	1,476	25	2,535	38,832
Total off balance sheet notional amounts	1,411	8,400	2,186	–	–	54	12,051
Maximum exposure to loss	9,471	16,892	20,430	1,476	25	2,589	50,883
Total assets of the entity	80,565	138,199	138,980	246,062	44,679	11,098	659,583

Maximum exposure to loss

Unless specified otherwise below, the Group’s maximum exposure to loss is the total of its on balance sheet positions and its off balance sheet arrangements, being loan commitments and financial guarantees. Exposure to loss is mitigated through collateral, financial guarantees, the availability of netting and credit protection held.

Structured Credit Portfolio

This comprises interests in debt securities issued by securitisation vehicles, mainly Collateralised Loan Obligations (CLOs), Collateralised Debt Obligations (CDOs), Residential and Commercial Mortgage-Backed Securitisation structures (RMBSs and CMBSs), and drawn and undrawn loan facilities to these entities. In some cases, the securities are ‘wrapped’ with credit protection from a monoline insurer, which transfers the credit risk to the monoline. The entities are wholly debt financed through the issuance of tranches of debt securities or through direct funding, such as the loan facilities provided by the Group. As the underlying assets of the entities amortise and pay down, the debt securities issued by the entities are repaid in order of seniority. Where the entities experience significant credit deterioration, debt securities may be written off or cancelled in reverse order of seniority.

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Notes to the financial statements Scope of consolidation

37 Structured entities continued

As at 31 December 2014, the Group’s funded exposures comprised £3,591m (2013: £4,945m) debt securities at fair value and £3,390m (2013: £3,115m) amortised cost loans and advances. Of the £6,981m (2013: £8,060m), £4,822m (2013: £6,576m) is investment grade, with the remainder either non-investment graded or not rated. The Group also had £1,078m (2013: £1,411m) of unfunded exposures in the form of undrawn liquidity commitments. Of the £8,059m (2013: £9,471m) of funded and unfunded exposures, £7,897m (2013: £9,082m) is senior in the capital structure of the entity.

Though the Group’s funded exposures are primarily investment grade and senior in the capital structure, there are cases where the interests that are subordinate to the Group’s senior and mezzanine interests have minimal or no value, due to decreases in the fair value of the underlying collateral held by the entity.

The Group’s income from these entities comprises trading income (largely gains and losses on changes in the fair value and interest earned on bonds) on items classified as held for trading and interest income on interests classified as loans and receivables.

During 2014, the Group recorded a fair value loss of £91m (2013: £639m gain) on debt securities. Impairment losses recorded on loans and advances were immaterial in both the current and prior year.

The fair value of the Group’s interests in certain CLOs and CDOs is influenced by the protection directly provided to the structured entities by monoline insurers in addition to the value of the collateral held by the entities. The protection provided to the entities by the monoline insurers is in the form of a CDS. However, the ability of the monolines to make payments is uncertain, which is reflected in the valuation of the Group’s interests in the monoline wrapped CLOs and CDOs.

Multi-seller conduit programmes

The conduits engage in providing financing to various clients and hold whole or partial interests in pools of receivables or similar obligations. These instruments are protected from loss through over-collateralisation, seller guarantees, or other credit enhancements provided to the conduits. The Group’s off balance sheet exposure included in the table above represents liquidity facilities that are provided to the conduits for the benefit of the holders of the commercial paper issued by the conduits and will only be drawn where the conduits are unable to access the commercial paper market. If these facilities are drawn, the Group is protected from loss through over-collateralisation, seller guarantees, or other credit enhancements provided to the conduits. The Group earns income from fees received on the liquidity facility and the letter of credit provided to the conduits. There were no impairment losses on this lending in either of the current year or the prior year.

Lending

The portfolio includes lending provided by the Group to unconsolidated structured entities in the normal course of its lending business to earn income in the form of interest and lending fees and includes loans to structured entities that are generally collateralised by property, equipment or other assets. All loans are subject to the Group’s credit sanctioning process. Collateral arrangements are specific to the circumstances of each loan with additional guarantees and collateral sought from the sponsor of the structured entity for certain arrangements. During the period the Group incurred an impairment of £31m (2013: £20m) against such facilities. The main types of lending are £4bn (2013: £4bn) of funding loans to bankruptcy remote structured entities to either invest or develop properties, £5bn (2013: £2bn) of loans to structured entities which have been created by an individual to hold one or more assets, £2bn (2013: £2bn) to entities whose operations are limited to financing or funding the acquisition of specific assets such as schools, hospitals, roads and renewable energy projects under the Private Finance Initiative (PFI), and £1bn (2013: £1bn) of funding loans to bankruptcy remote structured entities to enable them to purchase capital equipment for parent companies and are supported by government export guarantees.

Mortgage-backed securities

This represents a portfolio of floating rate notes, mainly mortgage-backed security positions, used as an accounting hedge of interest rate risk under the Group’s structural hedging programme. All notes are investment grade. The portfolio has decreased owing to a reduced requirement for hedge accounting capacity in sterling.

Investment funds and trusts

In the course of its fund management activities, the Group establishes pooled investment funds that comprise investments of various kinds, tailored to meet certain investors’ requirements. The Group’s interest in funds is generally restricted to a fund management fee, the value of which is typically based on the performance of the fund.

The Group acts as trustee to a number of trusts established by or on behalf of its clients. The purpose of the trusts, which meet the definition of structured entities, is to hold assets on behalf of beneficiaries. The Group’s interest in trusts is generally restricted to unpaid fees which, depending on the trust, may be fixed or based on the value of the trust assets. Barclays has no other risk exposure to the trusts.

Other

This includes £1,514m (2013: £1,457m) of derivative transactions with structured entities where the market risk is materially hedged with corresponding derivative contracts.

Assets transferred to sponsored unconsolidated structured entities

Assets transferred to sponsored unconsolidated structured entities were immaterial.

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38 Investments in associates and joint ventures

Accounting for associates and joint ventures

Barclays applies IAS 28 Investments in Associates and IFRS 11 Joint Arrangements. Associates are entities in which the Group has significant influence, but not control, over the operating and financial policies. Generally the Group holds more than 20%, but less than 50%, of their voting shares. Joint ventures are arrangements where the Group has joint control and rights to the net assets of the entity.

The Group’s investments in associates and joint ventures are initially recorded at cost and increased (or decreased) each year by the Group’s share of the post acquisition profit (or loss). The Group ceases to recognise its share of the losses of equity accounted associates when its share of the net assets and amounts due from the entity have been written off in full, unless it has a contractual or constructive obligation to make good its share of the losses. In some cases, investments in these entities may be held at fair value through profit or loss, for example, those held by private equity businesses.

There are no individually significant investments in joint ventures or associates held by Barclays.

	2014			2013
	Associates £m	Joint ventures £m	Total £m	Associates £m	Joint ventures £m	Total £m
Equity accounted	303	408	711	275	378	653
Held at fair value through profit or loss	307	366	673	610	400	1,010
Total	610	774	1,384	885	778	1,663

Summarised financial information for the Group’s equity accounted associates and joint ventures is set out below. The amounts shown are the net income of the investees, not just the Group’s share for the year ended 31 December 2014 with the exception of certain undertakings for which the amounts are based on accounts made up to dates not earlier than three months before the balance sheet date.

	Associates		Joint ventures
	2014 £m	2013 £m	2014 £m	2013 £m
(Loss) or profit from continuing operations	(9)	(51)	146	144
Other comprehensive income	13	3	(5)	(20)
Total comprehensive income/(loss)	4	(48)	141	124

Unrecognised shares of the losses of individually immaterial associates and joint ventures were nil (2013: nil).

The Group’s associates and joint ventures are subject to statutory requirements such that they cannot make remittances of dividends or make loan repayments to Barclays PLC without agreement from the external parties.

The Group’s share of commitments and contingencies of its associates and joint ventures comprised unutilised credit facilities provided to customers of £1,566m (2013: £2,156m). In addition, the Group has made commitments to finance or otherwise provide resources to its joint ventures and associates of £183m (2013: £74m).

39 Securitisations

Accounting for securitisations

The Group uses securitisations as a source of finance and a means of risk transfer. Such transactions generally result in the transfer of contractual cash flows from portfolios of financial assets to holders of issued debt securities.

Securitisations may, depending on the individual arrangement, result in continued recognition of the securitised assets and the recognition of the debt securities issued in the transaction; lead to partial continued recognition of the assets to the extent of the Group’s continuing involvement in those assets or to derecognition of the assets and the separate recognition, as assets or liabilities, of any rights and obligations created or retained in the transfer. Full derecognition only occurs when the Group transfers both its contractual right to receive cash flows from the financial assets, or retains the contractual rights to receive the cash flows, but assumes a contractual obligation to pay the cash flows to another party without material delay or reinvestment, and also transfers substantially all the risks and rewards of ownership, including credit risk, prepayment risk and interest rate risk.

In the course of its normal banking activities, the Group makes transfers of financial assets, either legally (where legal rights to the cash flows from the asset are passed to the counterparty) or beneficial (where the Group retains the rights to the cash flows but assumes a responsibility to transfer them to the counterparty). Depending on the nature of the transaction, this may result in derecognition of the assets in their entirety, partial derecognition or no derecognition of the assets subject to the transfer.

Full derecognition only occurs when the Group transfers both its contractual right to receive cash flows from the financial assets (or retains the contractual rights to receive the cash flows, but assumes a contractual obligation to pay the cash flows to another party without material delay or reinvestment) and substantially all the risks and rewards of ownership, including credit risk, prepayment risk and interest rate risk. When an asset is transferred, in some circumstances, the Group may retain an interest in it (continuing involvement) requiring the Group to repurchase it in certain circumstances for other than its fair value on that date.

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Notes to the financial statements Scope of consolidation

39 Securitisations continued

A summary of the main transactions, and the assets and liabilities and the financial risks arising from these transactions, is set out below:

Transfers of financial assets that do not result in derecognition

Securitisations

The Group was party to securitisation transactions involving its residential mortgage loans, business loans and credit card balances. In addition, the Group acts as a conduit for commercial paper, whereby it acquires static pools of residential mortgage loans from other lending institutions for securitisation transactions.

In these transactions, the assets, interests in the assets, or beneficial interests in the cash flows arising from the assets, are transferred to a special purpose entity, which then issues interest bearing debt securities to third-party investors.

Securitisations may, depending on the individual arrangement, result in continued recognition of the securitised assets and the recognition of the debt securities issued in the transaction. Partial continued recognition of the assets to the extent of the Group’s continuing involvement in those assets can also occur or derecognition of the assets and the separate recognition, as assets or liabilities, of any rights and obligations created or retained in the transfer.

The following table shows the carrying amount of securitised assets that have not resulted in full derecognition, together with the associated liabilities, for each category of asset on the balance sheet:

	2014				2013
	Assets		Liabilities		Assets	Liabilities
	Carrying amount £m	Fair Value £m	Carrying amount £m	Fair Value £m	Carrying amount £m	Carrying amount £m
Loans and advances to customers
Residential mortgage loans	2,830	2,619	(2,352)	(2,360)	3,930	(3,545)
Credit cards, unsecured and other retail lending	7,060	7,162	(5,160)	(5,178)	6,563	(5,017)
Corporate loans	157	154	(135)	(146)	331	(294)
Total	10,047	9,935	(7,647)	(7,684)	10,824	(8,856)
Assets designated at fair value through profit or loss
Retained interest in residential mortgage loans	66	n/a	–	n/a	68	–

Balances included within loans and advances to customers represent securitisations where substantially all the risks and rewards of the asset have been retained by the Group.

The relationship between the transferred assets and the associated liabilities is that holders of notes may only look to cash flows from the securitised assets for payments of principal and interest due to them under the terms of their notes, although the contractual terms of their notes may be different to the maturity and interest of the transferred assets.

Residential mortgage loans in 2014 exclude Barclays Non-Core securitised assets of £1,345m (2013: £1,566m) and liabilities of £1,305m (2013: £1,561m) which relate to the European Geneva securitisation which has been designated as held for sale. The 2013 balances have not been restated.

Retained interests in residential mortgage loans are securities which represent a continuing exposure to the prepayment and credit risk in the underlying securitised assets. The carrying amount of the loans before transfer was £120m (2013: £124m). The retained interest is initially recorded as an allocation of the original carrying amount based on the relative fair values of the portion derecognised and the portion retained.

For transfers of assets in relation to repurchase agreements, see Notes 22 and 40.

Continuing involvement in financial assets that have been derecognised

In some cases, the Group may have transferred a financial asset in its entirety but may have continuing involvement in it. This arises in asset securitisations where loans and asset backed securities were derecognised as a result of the Group’s involvement with CLOs, CDOs, RMBS and CMBS. Continuing involvement largely arises from providing financing into these structures in the form of retained notes, which do not bear first losses.

The table below shows the potential financial implications of such continuing involvement:

	Continuing involvement as at 31 December 2014			Gain/(loss) from continuing involvement
Type of transfer	Carrying amount £m	Fair value £m	Maximum exposure to loss £m	For the year ended 31 December 2014 £m	Cumulative to 31 December 2014 £m
CLO and other assets	1,370	1,354	1,370	14	(720)
US sub-prime and Alt-A	208	195	208	–	(1,365)
Commercial mortgage backed securities	200	200	200	15	(8)
Total	1,778	1,749	1,778	29	(2,093)

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39 Securitisations continued

	Continuing involvement as at 31 December 2013			Gain/(loss) from continuing involvement
Type of transfer	Carrying amount £m	Fair value £m	Maximum exposure to loss £m	For the year ended 31 December 2013 £m	Cumulative to 31 December 2013 £m
CLO and other assets	1,911	1,883	1,911	46	(712)
US sub-prime and Alt-A	398	377	398	3	(1,221)
Commercial mortgage backed securities	241	241	241	3	(33)
Total	2,550	2,501	2,550	52	(1,966)

Assets which represent the Group’s continuing involvement in derecognised assets are recorded in the following line items:
Type of transfer	Loans and advances £m	Trading portfolio assets £m	Derivatives £m	Available for sale investments £m	Total £m
As at 31 December 2014
CLO and other assets	829	541	–	–	1,370
US sub-prime and Alt-A	200	8	–	–	208
Commercial mortgage backed securities	–	200	–	–	200
Total	1,029	749	–	–	1,778

As at 31 December 2013
CLO and other assets	1,130	778	2	1	1,911
US sub-prime and Alt-A	321	77	–	–	398
Commercial mortgage backed securities	–	241	–	–	241
Total	1,451	1,096	2	1	2,550

40 Assets pledged

Assets are pledged as collateral to secure liabilities under repurchase agreements, securitisations and stock lending agreements or as security deposits relating to derivatives. The following table summarises the nature and carrying amount of the assets pledged as security against these liabilities:

	2014 £m	2013[a] £m
Trading portfolio assets	50,782	69,886
Loans and advances	62,459	62,607
Other	17,056	9,043
Assets pledged	130,297	141,536

Barclays has an additional £9bn (2013: £11bn) of loans and advances within its asset backed funding programmes that can readily be used to raise additional secured funding and available to support future issuance.

Other assets in 2014 include £6bn of loans pledged in the Spanish business which has been designated as held for sale. The 2013 balances have not been revised.

Collateral held as security for assets

Under certain transactions, including reverse repurchase agreements and stock borrowing transactions, the Group is allowed to resell or re-pledge the collateral held. The fair value at the balance sheet date of collateral accepted and re-pledged to others was as follows:

	2014 £m	2013[a] £m
Fair value of securities accepted as collateral	396,480	428,276
Of which fair value of securities re-pledged/transferred to others	313,354	355,991

The full disclosure as per IFRS 7 has been included in collateral and other credit enhancements (page 144).

Note

a	2013 has been revised to align with European Capital Requirement Regulations (CRR).

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Notes to the financial statements Other disclosure matters

The notes included in this section focus on related party transactions, auditors’ remuneration and directors’ remuneration. Related parties include any subsidiaries, associates, joint ventures, entities under common directorships and Key Management Personnel.

41 Related party transactions and Directors’ remuneration

Related party transactions

Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions, or one other party controls both. The definition includes subsidiaries, associates, joint ventures and the Group’s pension schemes.

Subsidiaries

Transactions between Barclays PLC and its subsidiaries also meet the definition of related party transactions. Where these are eliminated on consolidation, they are not disclosed in the Group financial statements. Transactions between Barclays PLC and its subsidiary, Barclays Bank PLC are fully disclosed in Barclays PLC’s balance sheet and income statement. A list of the Group’s principal subsidiaries is shown in Note 36.

Associates, joint ventures and other entities

The Group provides banking services to its associates, joint ventures, the Group pension funds (principally the UK Retirement Fund) and to entities under common directorships, providing loans, overdrafts, interest and non-interest bearing deposits and current accounts to these entities as well as other services. Group companies also provide investment management and custodian services to the Group pension schemes. The Group also provides banking services for unit trusts and investment funds managed by Group companies, which are not individually material. All of these transactions are conducted on the same terms as third-party transactions. Summarised financial information for the Group’s investments in associates and joint ventures is set out in Note 38.

Entities under common directorships

The Group enters into normal commercial relationships with entities for which members of the Group’s Board also serve as Directors. The amounts included in the Group’s financial statements relating to such entities that are not publicly listed are shown in the table below under Entities under common directorships.

Amounts included in the Group’s financial statements, in aggregate, by category of related party entity are as follows:

	Associates £m	Joint ventures £m	Entities under common directorships £m	Pension funds, unit trusts and investment funds £m
For the year ended and as at 31 December 2014
Income	(5)	9	51	4
Impairment	–	(1)	–	–
Total assets	130	1,558	219	–
Total liabilities	264	188	36	149

For the year ended and as at 31 December 2013
Income	(10)	24	1	3
Impairment	(3)	(4)	–	–
Total assets	116	1,521	33	5
Total liabilities	278	185	73	207

For the year ended and as at 31 December 2012
Income	(3)	38	1	20
Impairment	–	(5)	–	–
Total assets	137	1,657	198	–
Total liabilities	18	585	94	152

Guarantees, pledges or commitments given in respect of these transactions in the year were £911m (2013: £961m) predominantly relating to joint ventures. No guarantees, pledges or commitments were received in the year. Derivatives transacted on behalf of the pensions funds, unit trusts and investment funds were £587m (2013: £613m).

Key Management Personnel

The Group’s Key Management Personnel, and persons connected with them, are also considered to be related parties for disclosure purposes. Key Management Personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of Barclays PLC (directly or indirectly) and comprise the Directors of Barclays PLC and the Officers of the Group, certain direct reports of the Chief Executive and the heads of major business units and functions.

There were no material related party transactions with entities under common directorship where a Director or other member of Key Management Personnel (or any connected person) is also a Director or other member of Key Management Personnel (or any connected person) of Barclays.

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41 Related party transactions and Directors’ remuneration continued

The Group provides banking services to Directors and other Key Management Personnel and persons connected to them. Transactions during the year and the balances outstanding were as follows:

Loans outstanding
	2014 £m	2013 £m
As at 1 January	13.4	5.9
Loans issued during the year	1.3	14.0
Loan repayments during the year	(3.3)	(6.5)
As at 31 December	11.4	13.4
No allowances for impairment were recognised in respect of loans to Directors or other members of Key Management Personnel (or any connected person).
Deposits outstanding
	2014 £m	2013 £m
As at 1 January	100.2	37.3
Deposits received during the year	25.7	156.4
Deposits repaid during the year	(22.9)	(93.5)
As at 31 December	103.0	100.2

Total commitments outstanding

Total commitments outstanding refers to the total of any undrawn amounts on credit cards and/or overdraft facilities provided to Key Management Personnel. Total commitments outstanding were £1.3m (2013: £2.6m).

All loans to Directors and other Key Management Personnel (and persons connected to them), (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other persons and (c) did not involve more than a normal risk of collectability or present other unfavourable features.

Remuneration of Directors and other Key Management Personnel

Total remuneration awarded to Directors and other Key Management Personnel below represents the awards made to individuals that have been approved by the Board Remuneration Committee as part of the latest remuneration decisions and is consistent with the approach adopted for disclosures set out on pages 77 to 110. Costs recognised in the income statement reflect the accounting charge for the year included within operating expenses. The difference between the values awarded and the recognised income statement charge principally relates to the recognition of deferred costs for prior year awards. Figures are provided for the period that individuals met the definition of Directors and other Key Management Personnel.

	2014 £m	2013 £m
Salaries and other short-term benefits	28.3	22.3
Pension costs	0.3	0.6
Other long-term benefits	8.1	11.5
Share-based payments	15.0	29.7
Employer social security charges on emoluments	5.8	6.5
Costs recognised for accounting purposes	57.5	70.6
Employer social security charges on emoluments	(5.8)	(6.5)
Other long-term benefits – difference between awards granted and costs recognised	(4.3)	(3.9)
Share-based payments – difference between awards granted and costs recognised	(8.4)	(18.3)
Total remuneration awarded	39.0	41.9
b) Disclosure required by the Companies Act 2006 The following information regarding Directors is presented in accordance with the Companies Act 2006:
	2014 £m	2013 £m
Aggregate emoluments[a]	7.8	5.3
Gains on exercise of share options	–	1.7
Amounts paid under LTIPs[b]	–	0.7
	7.8	7.7

There were no pension contributions paid to defined contribution schemes on behalf of Directors (2013: £nil). There were no notional pension contributions to defined contribution schemes.

As at 31 December 2014, there were no Directors accruing benefits under a defined benefit scheme (2013: nil).

Notes

a	The aggregate emoluments include amounts paid for the 2014 year. In addition, a deferred share award has been made to each of the executive Directors which will only vest subject to meeting service conditions. The total of the deferred share awards is £1.2m (2013: £0.7m).
b	Amounts delivered under long-term incentive schemes are included in the Directors’ remuneration table above in the years in which the performance and service conditions are met and the awards are released to participants. The LTIP amounts shown in the executive Directors’ single total figure for 2014 remuneration table of the Directors’ Remuneration Report are in respect of LTIP awards that are scheduled to be released in 2015 in relation to LTIP awards granted in 2012 (for the 2012-14 performance cycle).

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Notes to the financial statements Other disclosure matters

41 Related party transactions and Directors’ remuneration continued

Directors’ and Officers’ shareholdings and options

The beneficial ownership of ordinary share capital of Barclays PLC by all Directors and Officers of Barclays PLC (involving 26 persons) at 31 December 2014 amounted to 9,078,157 (2013: 6,932,951) ordinary shares of 25p each (0.06% of the ordinary share capital outstanding).

At 31 December 2014 executive Directors and officers of Barclays PLC (involving 33 persons) held options to purchase a total of 30,398 Barclays PLC ordinary shares (2013: 345,943) of 25p each at prices ranging from 133.01p to 178p under Sharesave.

Advances and credit to Directors and guarantees on behalf of Directors

In accordance with Section 413 of the Companies Act 2006, the total amount of advances and credits made available in 2014 to persons who served as directors during the year was £0.4m (2013: £0.2m). The total value of guarantees entered into on behalf of Directors during 2014 was £nil (2013: £nil).

42 Auditors’ remuneration

Auditors’ remuneration is included within consultancy, legal and professional fees in administration and general expenses and comprises:

	Audit £m	Audit related £m	Taxation services £m	Other services £m	Total £m
2014
Audit of the Group’s annual accounts	11	–	–	–	11
Other services:
Fees payable for the Company’s associates[a]	24	–	–	–	24
Other services supplied[b]	–	4	–	–	4
Other services relating to taxation
– compliance services	–	–	1	–	1
– advisory services[c]	–	–	–	–	–
Other	–	3	–	1	4
Total auditors’ remuneration	35	7	1	1	44

2013
Audit of the Group’s annual accounts	10	–	–	–	10
Other services:
Fees payable for the Company’s associates[a]	25	–	–	–	25
Other services supplied[b]	–	3	–	–	3
Other services relating to taxation
– compliance services	–	–	2	–	2
– advisory services[c]	–	–	–	–	–
Other	–	3	–	2	5
Total auditors’ remuneration	35	6	2	2	45

2012
Audit of the Group’s annual accounts	10	–	–	–	10
Other services:
Fees payable for the Company’s associates[a]	25	–	–	–	25
Other services supplied[b]	–	4	–	–	4
Other services relating to taxation
– compliance services	–	–	2	–	2
– advisory services[c]	–	–	–	–	–
Other	–	2	–	1	3
Total auditors’ remuneration	35	6	2	1	44

The figures shown in the above table relate to fees paid to PricewaterhouseCoopers LLP and its associates for continuing operations of business. Fees paid to other auditors not associated with PricewaterhouseCoopers LLP in respect of the audit of the Company’s subsidiaries were £4m (2013: £5m, 2012: £7m).

Notes

a	Comprises the fees for the statutory audit of the subsidiaries and associated pension schemes both inside and outside Great Britain and fees for the work performed by associates of PricewaterhouseCoopers LLP in respect of the consolidated financial statements of the Company. Fees relating to the audit of the associated pension schemes were £0.2m (2013: £0.2m, 2012: £0.2m).
b	Comprises services in relation to statutory and regulatory filings. These include audit services for the review of the interim financial information under the Listing Rules of the UK listing authority.
c	Includes consultation on tax matters, tax advice relating to transactions and other tax planning and advice.

338 | Barclays PLC Annual Report 2014	barclays.com/annualreport

43 Financial risks, liquidity and capital management

To improve transparency and ease of reference, by concentrating related information in one place, and to reduce duplication, disclosures required under IFRS relating to financial risks and capital resources have been included within the Risk management and governance section as follows:

¡	Credit risk, on pages 142 to 173;

¡	Market risk, on pages 174 to 183;

¡	Capital resources, on pages 184 to 190; and

¡	Liquidity risk, on pages 191 to 208.

44 Transition Notes – Changes in accounting policies, comparability and other adjustments

Amendments to IAS 32 Financial Instruments (Offsetting Financial Assets and Financial Liabilities)

In December 2011, the IASB issued amendments to IAS 32 Financial Instruments that provide clarifications on the application of the offsetting rules and the circumstances in which netting is permitted, in particular what constitutes a currently legally enforceable right of set-off and the circumstances in which gross settlement systems may be considered equivalent to net settlement.

These amendments do not have any impact on the income statement, statement of comprehensive income and the statement of change in equity. The impacts on the balance sheet and the cash flow statement are highlighted below.

Impact of IAS 32 Financial Instruments: Presentation (revised) on the balance sheet as at 31 December 2014

The adoption of the IAS 32 amendments resulted in a change of £53.6bn in the balance sheet. This movement is due to the following balance sheet lines:

Impact of IAS 32 (revised) on consolidated balance sheet

As at 31 December 2014	Pre IAS 32 (revised) £m	IAS 32 (revised) impact £m	Published £m
Assets
Derivative financial instruments	389,352	50,557	439,909
Loans and advances to banks	42,035	76	42,111
Loans and advances to customers	424,828	2,939	427,767
Total assets	1,304,334	53,572	1,357,906

Liabilities
Deposits from banks	58,405	(15)	58,390
Customer accounts	423,641	4,063	427,704
Derivative financial instruments	389,796	49,524	439,320
Total liabilities	1,238,376	53,572	1,291,948

Movement between the published and restated balance sheet as at 31 December 2012 and 31 December 2013

The adoption of IAS 32 (revised) resulted in total assets and liabilities increasing by £31bn and £24bn for 2013 and 2012 respectively. This was due to the gross up of financial assets and financial liabilities which were previously offset as shown in the table below:

Consolidated balance sheet – movement between published and restated

		2013			2012
		IAS 32			IAS 32
		(revised)			(revised)
As at 31 December	Published £m	impact £m	Restated £m	Published £m	impact £m	Restated £m
Assets
Derivative financial instruments	324,335	25,965	350,300	469,156	15,984	485,140
Loans and advances to banks	37,853	1,569	39,422	40,462	1,337	41,799
Loans and advances to customers	430,410	3,827	434,237	423,906	6,695	430,601
Total assets	1,312,267	31,361	1,343,628	1,488,335	24,016	1,512,351

Liabilities
Deposits from banks	54,834	781	55,615	77,012	333	77,345
Customer accounts	427,902	4,096	431,998	385,411	5,417	390,828
Derivative financial instruments	320,634	26,484	347,118	462,721	18,266	480,987
Total liabilities	1,248,318	31,361	1,279,679	1,428,349	24,016	1,452,365

barclays.com/annualreport	Barclays PLC Annual Report 2014 | 339

Notes to the financial statements Other disclosure matters

44 Transition Notes – Changes in accounting policies, comparability and other adjustments continued

Impact of IAS 32 – Financial Instruments: (Revised) on the cash flow statement as at 31 December 2014

The adoption of the IAS 32 amendments impacted the net cash from operating activities which decreased by £1,493m.

Impact of IAS 32 (revised) on consolidated cash flow statement

For the year ended 31 December 2014	Pre IAS 32 (revised) £m	IAS 32 (revised) impact £m	Published £m
Continuing operations
Changes in operating assets and liabilities
Net (increase)/decrease in loans and advances to banks and customers	2,796	888	3,684
Net (decrease) in deposits and debt securities in issue	(1,284)	(829)	(2,113)
Net decrease in derivative financial instruments	4,145	(1,552)	2,593
Net cash from operating activities	(8,948)	(1,493)	(10,441)
Net (decrease) in cash and cash equivalents	(1,782)	(1,493)	(3,275)
Cash and cash equivalents at beginning of year	80,185	1,569	81,754
Cash and cash equivalents at end of year	78,403	76	78,479
Cash and cash equivalents comprise:
Loans and advances to banks with original maturity less than three months	36,206	76	36,282
	78,403	76	78,479

Movement between the published and restated cash flow statement for 31 December 2012 and 31 December 2013

The adoption of the IAS 32 (revised) amendments impacted the net cash from operating activities which increased by £232m and £207m for 2013 and 2012 respectively.

Consolidated cash flow statement – movement between published and restated

		2013			2012
For the year ended 31 December	Published £m	IAS 32 (revised) impact £m	Restated £m	Published £m	IAS 32 (revised) impact £m	Restated £m
Continuing operations
Changes in operating assets and liabilities
Net (increase)/decrease in loans and advances to banks and customers	(6,783)	2,868	(3,915)	1,832	(1,274)	558
Net (decrease) in deposits and debt securities in issue	(12,519)	(873)	(13,392)	(4,388)	187	(4,201)
Net decrease in derivative financial instruments	2,734	(1,763)	971	4,293	1,294	5,587
Net cash from operating activities	(25,174)	232	(24,942)	(13,823)	207	(13,616)
Net (decrease) in cash and cash equivalents	(41,711)	232	(41,479)	(27,873)	207	(27,666)
Cash and cash equivalents at beginning of year	121,896	1,337	123,233	149,673	1,130	150,803
Cash and cash equivalents at end of year	80,185	1,569	81,754	121,896	1,337	123,233
Cash and cash equivalents comprise:
Loans and advances to banks with original maturity less than three months	33,690	1,569	35,259	33,473	1,337	34,810
	80,185	1,569	81,754	121,896	1,337	123,233

340 | Barclays PLC Annual Report 2014	barclays.com/annualreport

45 Non-current assets held for sale and associated liabilities

Accounting for non-current assets held for sale and associated liabilities

The Group applies IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

Non-current assets (or disposal groups) are classified as held for sale when their carrying amount is to be recovered principally through a sale transaction rather than continuing use. In order to be classified as held for sale, the asset must be available for immediate sale in its present condition subject only to terms that are usual and customary and the sale must be highly probable. Non-current assets (or disposal groups) held for sale are measured at the lower of carrying amount and fair value less cost to sell.

Assets classified as held for sale

	Spanish Business	Other	Total	Total
	2014 £m	2014 £m	2014 £m	2013 £m
Available for sale financial instruments	10	152	162	–
Loans and advances to customers	13,177	1,766	14,943	–
Property, plant and equipment	–	92	92	280
Deferred tax assets	291	–	291	–
Other assets	439	118	557	215
Total	13,917	2,128	16,045	495
Balance of impairment unallocated under IFRS 5	(471)	–	(471)	–
Total agreed to consolidated balance sheet	13,446	2,128	15,574	495

Liabilities classified as held for sale
	Spanish Business	Other	Total	Total
	2014 £m	2014 £m	2014 £m	2013 £m
Deposits from banks	(4,312)	(1)	(4,313)	–
Customer accounts	(6,612)	(215)	(6,827)	–
Repurchase agreements and other similar secured borrowing	(77)	–	(77)	–
Other liabilities	(1,839)	(59)	(1,898)	–
Total	(12,840)	(275)	(13,115)	–

Sale of the Spanish business

The disposal group includes all assets and liabilities of Barclays Bank S.A.U. and its subsidiaries. These were disposed of as part of the rationalisation of the Non-Core segment of the Group, announced in the Strategy Update on 8 May 2014.

The sale, initially announced to the market on 31 August 2014, was completed on 2 January 2015. A write down to fair value less costs to sell of £734m is recognised on the disposal group, of which £263m was allocated against the carrying amount of individual assets within the scope of measurement requirements of IFRS 5 and £471m has been allocated to the disposal group as a whole.

A loss of £446m has been recognised in the income statement within (loss)/profit on disposal of subsidiaries, associates and joint ventures. This reflects the net impact of the write down of assets in line with IFRS 5 of £734m and other transaction related costs of £27m, partially offset by the gain on related hedging instruments of £315m. Accumulated currency translation reserve losses of £100m will be recognised in the income statement on completion of the sale.

Sale of Barclaycard Loan Portfolio

Other assets includes £1.7bn relating to a customer loan book, intended for sale during the first half of 2015 as part of the strategy to wind down the Non-Core segment of the Group.

No write down is recognised under IFRS 5 as the fair value less costs to sell is expected to exceed the current carrying value.

barclays.com/annualreport	Barclays PLC Annual Report 2014 | 341

Notes to the financial statements Other disclosure matters

46 Barclays PLC (the Parent Company)

Other income/(expense)

Other income of £275m (2013: £137m expense) includes £250m (2013: nil) of income received from gross coupon payments on Barclays Bank PLC issued Additional Tier 1 notes.

Non-Current Assets and Liabilities

Investment in subsidiary

The investment in subsidiary of £33,743m (2013: £30,059m) represents investments made into Barclays Bank PLC, including £4,326m (2013: £2,063m) of Additional Tier 1 (AT1) securities. The increase of £3,684m during the year was due to a £2,263m increased holding in Barclays Bank PLC issued securities and a further cash contribution of £1,421m.

Loans and advances to subsidiary and debt securities in issue

During the period, Barclays PLC issued £810ma equivalent of Fixed Rate Subordinated Notes (Tier 2) and £2,056ma equivalent of Fixed Rate Senior Notes accounted for as subordinated liabilities and debt securities in issue respectively. The proceeds raised through these transactions were used, respectively, to subscribe for £810m equivalent of Fixed Rate Subordinated Notes (Tier 2) issued by Barclays Bank PLC, and to make £2,056m equivalent of Fixed Rate Senior Loans to Barclays Bank PLC, in each case with a ranking corresponding to the notes issued by Barclays PLC.

Derivative financial instrument

The derivative financial instrument of £313m (2013: £271m) held by the parent company represents Barclays PLC’s right to receive a Capital Note for no additional consideration, in the event the Barclays PLC consolidated CRD IV Common Equity Tier 1 (CET 1) ratio (FSA October 2012 transitional statement) falls below 7% at which point the notes are automatically assigned by the holders to Barclays PLC.

Current Assets and Liabilities

Other assets

Other assets are £174m (2013: £812m). The movement principally relates to the payment by Barclays Bank PLC of a £739m receivable held by Barclays PLC. The 2013 receivable arose as a result of shares issued by Barclays PLC to fund share awards for employee share schemes within Barclays Bank PLC.

Shareholders’ equity

Ordinary shares, share premium, and reserves

Called up share capital and share premium of Barclays PLC (the Parent Company) was £20,809m (2013: £19,887m). Other equity instruments of £4,326m (2013: £2,063m) comprised of Additional Tier 1 (AT1) securities issued during 2013 and 2014. For further details please refer to Note 31.

As at 31 December 2014, the distributable reserves of Barclays PLC (the Parent Company) were £7,387m (2013: £7,622m).

Note

a	Including accrued interest and fee amortisation.

342 | Barclays PLC Annual Report 2014	barclays.com/annualreport

Shareholder information Contents

Resources for shareholders including classes of shares and contact details for shareholder enquiries

Page
Shareholder information

¡ Shareholder enquiries	344
¡ Your Barclays shareholding	345
¡ Useful contact details	346

barclays.com/annualreport	Barclays PLC Annual Report 2014 | 343

Shareholder information Shareholder enquiries

Investors who have any questions about their investment in Barclays, or about Barclays in general, may write to the Director, Investor Relations at our Head Office as follows:

In the United Kingdom:

Director, Investor Relations

Barclays PLC

1 Churchill Place

London

E14 5HP

Registered and Head Office

1 Churchill Place

London

E14 5HP

Tel: +44 (0) 20 7116 1000

Registrar

The Registrar to Barclays

Aspect House

Spencer Road

Lancing

West Sussex

BN99 6DA

Tel: 0871 384 2055a

or +44 (0) 121 415 7004 (from overseas)

Email: questions@share-registers.co.uk

or, in the United States of America:

The Corporate Communications Department

Barclays Bank PLC

745 Seventh Avenue

New York

NY 10019

USA

ADR Depositary

JP Morgan Chase Bank, N.A.

PO Box 64504

St. Paul

MN 55164-0504

USA

Tel: +1 800 990 1135 (toll-free for US domestic callers)

or +1 651 453 2128

Email: jpmorgan.adr@wellsfargo.com

Note

a	Calls cost 8p per minute plus network extras. Lines open 8.30am to 5.30pm, Monday to Friday.

344 | Barclays PLC Annual Report 2014	barclays.com/annualreport

Shareholder information Your Barclays shareholding

Key dates
2 April 2015	Final dividend payment date
23 April 2015	Annual General Meeting
22 June 2015[a]	First interim dividend payment date
14 September 2015[a]	Second interim dividend payment date
4 December 2015[a]	Third interim dividend payment date

Annual General Meeting (AGM)

This year’s AGM will be held at the Royal Festival Hall, Southbank Centre, Belvedere Road, London SE1 8XX on Thursday, 23 April 2015 at 11.00am.

The Chairman and Chief Executive will update shareholders on our performance in 2014 and our goals for 2015. Shareholders will also have the opportunity to ask the Board questions at the meeting.

  You can find out more at barclays.com/agm

Barclays at 325: a curated exhibition

In 2015 Barclays will be 325 years old. This longevity is an extraordinary achievement, especially against the backdrop of multiple financial crises, international conflicts, and the agricultural, industrial and now technological revolution.

Two years into one of the most intensive periods of transformation in Barclays’ history, we have an opportunity to reflect on just how far we’ve come. Not just since 2012, but since 1690.

To help us do this, Professor Leslie Hannah, co-author of Barclays: The Business of Banking 1690 – 1996, has curated a special 325th anniversary exhibition to be displayed at this year’s AGM.

From pioneering international trade finance and large-scale branch banking, to the world’s first cash machine and mobile cheque deposit technology, the exhibition will track Barclays’ evolution over 325 years.

Note

a	Please note that these dates are provisional and subject to change.

Dividends

We target a 40% to 50% payout ratio over time. We expect to target a 40% payout ratio in the short term as we focus on capital accretion.

How do Barclays shareholders receive their dividends?

As at 31 December 2014, Barclays shareholders received their dividends in the following ways:

50%	Bank account
29%	Cheque
21%	New shares

You can choose how you would like to receive your Barclays dividends – save time and receive your dividends faster

You can have your dividends paid directly into your bank or building society account. It is easy to set up and your money will be in your bank account on the dividend payment date. If you hold 2,500 shares or less, you can provide your bank or building society details quickly and easily over the telephone using the Equiniti contact details overleaf. If you hold more than 2,500 shares, please write to Equiniti.

Scrip Dividend Programme (the Programme)

Shareholders can choose to have their dividends reinvested in new ordinary Barclays shares through the Programme. More information, including the Programme Terms and Conditions and application form, are available on our website.

  To find out more, contact Equiniti or visit barclays.com/dividends

Unclaimed dividends

We are aware that some shareholders do not keep their personal details on the share register up to date. Therefore, during 2014, we conducted a tracing process to reunite over 14,000 shareholders who lost contact with us, with their unclaimed dividends. At the end of 2014, we had returned over £2m of unclaimed dividends to our shareholders.

Action for shareholders

Keep your personal details up to date

Please remember to tell Equiniti if:

¡	You move house
¡	You need to update your bank or building society details

If you are a Shareview member, you can update your bank or building society account or address details online. If you hold 2,500 shares or less, you can update details quickly and easily over the telephone using the Equiniti contact details overleaf. If you hold more than 2,500 shares you will need to write to Equiniti. You must provide a copy of your share certificate, Sharestore statement or most recent dividend tax voucher. If these are not available, you will need to provide a copy of a utility bill or bank statement dated in the last three months.

Duplicate documents

If you receive duplicate documents and split dividends on your Barclays shares, this may be because you have more than one account on the Barclays share register.

  If you think that this affects you and you would like to combine your shareholdings, please contact Equiniti.

Shareholder information Useful contact details

Shareview

You do not have to receive paper shareholder information.

Many Barclays shareholders go online to manage their shareholding and find out about Barclays’ performance. Shareview members receive the latest updates from Barclays directly by email.

Shareholder Security

Shareholders should be wary of any unsolicited investment advice and offers to buy shares at a discounted price. These fraudsters use persuasive and high-pressure tactics to lure shareholders into scams. The Financial Conduct Authority (FCA) has found that victims of share fraud are often seasoned investors, with victims losing an average of £20,000, resulting in total losses annually of around £200m. Please keep in mind that firms authorised by the FCA are unlikely to contact you out of the blue with an offer to buy or sell shares. You should think about getting independent financial or professional advice before you hand over any money.

  Report a scam. If you suspect you have been approached by fraudsters please tell the FCA using the share fraud reporting form at fca.org.uk/scams. You can also call the FCA Helpline on 0800 111 6768 or through Action Fraud on 0300 123 2040.

ShareGift your shares

Shareholders with small holdings of shares, whose value makes them uneconomic to sell, may wish to donate them to ShareGift, the share donation charity (registered charity number 1052686).

  Further information about ShareGift and the charities it has supported may be obtained from their website, sharegift.org

Equiniti

  The Barclays share register is maintained by Equiniti. If you have any questions about your Barclays shares, please contact Equiniti: shareview.co.uk

Equiniti
0871 384 2055[a] (in the UK)
+44 121 415 7004 (from overseas)
0871 384 2255[a] (for the hearing impaired in the UK)
+44 121 415 7028 (for the hearing impaired from overseas)
Aspect House
Spencer Road
Lancing
West Sussex BN99 6DA

Shareholder Relations

  To give us your feedback or if you have any questions, please contact: privateshareholderrelations@barclays.com

Shareholder Relations
Barclays PLC
1 Churchill Place
London E14 5HP

American Depositary Receipts (ADRs)

  If you have any questions about ADRs, please contact J.P. Morgan: jpmorgan.adr@wellsfargo.com or visit adr.com

J.P. Morgan Shareholder Services
+1 800 990 1135 (toll free in US and Canada)
+1 651 453 2128 (outside the US and Canada)
+1 651 453 2133 (for the hearing impaired)
JPMorgan Chase Bank N.A.
PO Box 64504
St Paul
MN 55165-0854
USA

Share price

  Information on the Barclays share price and other share price tools are available at: barclays.com/investorrelations

Alternative formats

Shareholder documents can be provided in large print, audio CD or braille free of charge by calling Equiniti.

0871 384 2055[a] (in the UK)

+44 121 415 7004 (from overseas)

Audio versions of the Strategic Report will also be available at the AGM.

This Report is printed on Cocoon Preprint made from 100% FSC® Recycled certified fibre sourced from de-inked post-consumer waste. The printer and the manufacturing mill are both credited with ISO14001 Environmental Management Systems Standard and both are FSC® certified. By printing this publication on Cocoon Preprint the environmental impact was reduced by: 7,037 kg of landfill, 1,041 kg CO2 and greenhouse gases, 148,224 litres of water, 13,406 kWh of energy and 11,432 kg of wood.

Source: Carbon footprint data evaluated by Labelia Conseil in accordance with the Bilan Carbone methodology. Calculations are based on a comparison between the recycled paper used versus a virgin fibre paper according to the latest European BREF data (virgin fibre paper) available

Registered office: 1 Churchill Place, London E14 5HP	© Barclays Bank PLC 2015
Registered in England. Registered No: 48839	9913843
Designed by Fishburn®	thisisfishburn.com

Note

a	Calls cost 8p per minute plus network extras. Lines open 8.30am to 5.30pm Monday to Friday, excluding public holidays.

Helping people achieve their ambitions – in the right way
Barclays PLC Strategic Report 2014

The Strategic Report was approved by the Board of Directors on 2 March 2015 and signed on its behalf by the Chairman.

What is this report?

The 2014 Annual Report includes a Strategic Report that summarises the key elements of the full report. The Strategic Report is in line with the regulations and best practice as advised by the Financial Reporting Council, and the Department of Business, Innovation & Skills. The design changes this year with increased infographics are intended to facilitate more effective communication with all our stakeholders, and to provide more concise and relevant narrative reports. These objectives are entirely in line with our aim to become more clear and transparent on our journey to be the ‘Go-To’ bank. We will continue to engage with stakeholders to identify ways in which we can further advance this agenda.

Notes

The term Barclays or Group refers to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the year ended 31 December 2014 to the corresponding twelve months of 2013 and balance sheet analysis as at 31 December 2014 with comparatives relating to 31 December 2013. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; and the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively.

The comparatives have been restated to reflect the implementation of the Group structure changes and the reallocation of elements of the Head Office results under the revised business structure. These restatements were detailed in our announcement on 10 July 2014, accessible at barclays.com/ barclays-investor-relations/results-and-reports. Balance sheet comparative figures have also been restated to adopt the offsetting amendments to IAS 32, Financial Instruments: Presentation.

References throughout this report to ‘provision for ongoing investigations and litigation relating to Foreign Exchange’ means a provision of £1,250m held as at 31 December 2014 for certain aspects of ongoing investigations involving certain authorities and litigation relating to Foreign Exchange.

Adjusted profit before tax, adjusted attributable profit and adjusted performance metrics have been presented to provide a more consistent basis for comparing business performance between periods. Adjusting items are considered to be significant but not representative of the underlying business performance. Items excluded from the adjusted measures are: the impact of own credit; goodwill impairment; provisions for Payment Protection Insurance and claims management costs (PPI) and interest rate hedging redress; gain on US Lehman acquisition assets; provision for ongoing investigations and litigation relating to Foreign Exchange; loss on announced sale of the Spanish business; and Education, Social Housing, and Local Authority (ESHLA) loan valuation revision. As management reviews adjusting items at a Group level, results by business are presented excluding these items. The reconciliation of adjusted to statutory performance is done at a Group level only.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the Results glossary that can be accessed at barclays.com/results.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group’s plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group’s future financial position, income growth, assets, impairment charges and provisions, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend pay-out ratios), projected levels of growth in the banking and financial markets, projected costs or savings, original and revised commitments and targets in connection with the Transform Programme and Group Strategy Update, run-down of assets and businesses within Barclays Non-Core, estimates of capital expenditures and plans and objectives for future operations, projected employee numbers and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under International Financial Reporting Standards (IFRS), evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules (including with regard to the future structure of the Group) applicable to past, current and future periods; UK, US, Africa, Eurozone and global macroeconomic and business conditions; the effects of continued volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of the Group; the potential for one or more countries exiting the Eurozone; the impact of EU and US sanctions on Russia; the implementation of the Transform Programme; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group’s control. As a result, the Group’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, and expectations set forth in the Group’s forward-looking statements. Additional risks and factors are identified in our filings with the SEC including our Annual Report on Form 20-F for the fiscal year ended 31 December 2013, which are available on the SEC’s website at sec.gov and in our Annual Report for the fiscal year ended 31 December 2014, which is available on the Barclays Investor Relations website at barclays.com/investorrelations.

Any forward-looking statements made herein speak only as of the date they are made and it should not be assumed that they have been revised or updated in the light of new information or future events. Except as required by the Prudential Regulation Authority, the Financial Conduct Authority, the London Stock Exchange plc (the LSE) or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Barclays’ expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has published or may publish via the Regulatory News Service of the LSE and/or has filed or may file with the SEC, including the 2014 20-F.

The strategic report An overview of our 2014 performance, a focus on our strategic direction, and a review of the businesses underpinning our strategy.
Shareholder information and contact details Useful references to manage your Barclays shareholding
Pages 35-36

Barclays PLC Strategic Report 2014	barclays.com/annualreport

How do I read the Strategic Report?	Where can I find out more?
The focus of this Strategic Report is on making information highly accessible. The list of contents below maps the structure and flow of the report.

You can learn about Barclays’ strategy, our businesses and performance, approach to governance and risk online, where latest and archived annual and strategic reports are available to view or download.

Financial highlights
Analysis of our financial performance and summary financial statements.

Status of the Strategic Report 2014

The Strategic Report 2014 is a standalone report which summarises the 2014 Annual Report and Accounts. For further information and a fuller understanding of the results and the state of affairs of the Group, please refer to the full 2014 Annual Report and Accounts at barclays.com/annualreport.

Details on how to obtain a copy of the full 2014 Annual Report and Accounts can be found in the Shareholder enquiries section.

Report of the Auditor

The Auditor’s report on the full accounts for the year ended 31 December 2014 was unqualified, and their statement under section 496 (whether the Strategic Report and the Directors’ Report are consistent with the accounts) of the Companies Act 2006 was unqualified.

barclays.com/annualreport	Barclays PLC Strategic Report 2014 | 01

Becoming ‘Go-To’ Our approach

We will fulfil our purpose and achieve our goal

Individuals, corporations, countries and society need access to essential banking services

Our purpose is to help people achieve their ambitions in the right way

Our goal is to become the 'Go-To' bank for our clients, customers, colleagues and our stakeholders

Achieving this will enable us to build a lower-risk, better performing bank

Chairman’s statement

The Barclays of today is a very different bank to the one that I joined in 2012.

From substantially improving our capital and leverage position to changing how we measure and reward performance through the Balanced Scorecard, we have made significant progress towards our goal of becoming the partner of choice for all our stakeholders. Indeed, we have accelerated the speed of this journey over the past 12 months. Our Purpose and Values are becoming embedded in the fabric of Barclays, fundamentally changing how we do business for the better. You can read more about our values-driven culture in the following pages.

In May of 2014 your Board endorsed a strategy update which created a reshaped Barclays, one that is better balanced, more focused, and positioned to succeed over the long term and deliver for shareholders. While there is much still to do, I am encouraged by the progress that we have made so far in executing those plans.

This report provides detail on the performance of our four core businesses: Personal & Corporate Banking, Barclaycard, Africa, and the Investment Bank. You will see that these operations are delivering positive results which are encouraging for shareholders.

Importantly, we have made significant advances in resolving legacy issues in the course of 2014 through working more closely and constructively than ever with our regulators across the world. The Board and I consider the conduct and practices that led to these issues are entirely inconsistent with the values to which we hold ourselves today. Our proactive efforts in resolving these issues will continue throughout 2015 and stand testament to our commitment to do business in the right way, putting issues that have been so damaging to our reputation behind us and supporting greater resilience, transparency, and sustainability for the long-term.

The banking sector will continue to face serious challenges associated with global uncertainty which is not only economic but also increasingly political and regulatory, in particular in several of the key geographies in which Barclays operates. Specifically, there will be significant change in the UK as we work to implement the ring-fencing requirements of the Financial Services (Banking Reform) Act 2013, as well as in the US to implement the provisions of the Dodd-Frank Act and other measures to complete the banking reform agenda; all of which are intended to eradicate the prospect of ‘too big to fail’. Despite the difficulties that they entail I have every confidence in Barclays’ ability to deliver against these challenges.

Barclays is 325 years old this year, 2015. By any standard of corporate longevity this is a remarkable achievement. The relentless focus of your Board and the Executive team has been, and will continue to be, on ensuring that the bank is primed for success for many more generations to come. We will continue to build on the solid foundations we have put in place to deliver on our commitments to customers, clients, colleagues, shareholders and broader society. Every year a new chapter is written into the history of this great institution and it has been a huge privilege to serve in the role of Chairman during what, I am sure, will be considered in the future to have been an important, positively transformational, period in Barclays’ history.

I wish this great bank, its shareholders, and John McFarlane, my successor as Chairman, every success for the future.

Sir David Walker

Chairman

02 | Barclays PLC Strategic Report 2014	barclays.com/annualreport

Becoming ‘Go-To’ Our approach

By upholding clear values and leading by example

Stewardship
Respect
Integrity
Service
Excellence
Barclays will differentiate itself by bringing our values to life every day in the way we behave

Respect signifies valuing those we work with – our colleagues and other stakeholders.

Integrity demands that we act honestly, ethically and fairly.

Service means ensuring our customers and clients are always uppermost in our minds.

Excellence calls on us to use all our energy, skills and resources to deliver great service and outstanding sustainable results.

Stewardship is about being determined to leave things better than we found them.

Chief Executive’s strategic review

Today’s Barclays is a stronger business with better prospects than at any time since the financial crisis.

The execution of our Transform Strategy, which I set out in February 2013 and updated in May 2014, has created a focused international bank, delivering on the right priorities for all of our stakeholders, and positioned for growth.

Group adjusted profit before tax has increased by 12% in 2014. Personal & Corporate Banking and Barclaycard continue to thrive and grow, Africa has done well despite currency headwinds, and we are starting to see the impact of the changes in strategy in our Investment Bank.

While there is still work to do, we have made sustained and consistent progress against our Transform 2016 targets during the year, providing strong evidence that our strategy is working.

In our Core business, which represents the future of Barclays, adjusted Return on Equity is at nearly 11% excluding Costs To Achieve Transform, tracking well towards the 12% plus we are targeting for 2016. Barclays Non-Core run down is ahead of target, with Risk Weighted Assets reducing by nearly £35bn in the year, and now standing at just over £75bn.

I have repeatedly said that cost is, and will continue to be, a strategic battleground for our industry, and working cost effectively is essential to our future success. To this end, we have taken out nearly £1.8bn of spend from our business in 2014. This remarkable achievement, with further reductions to come in 2015, will enable Barclays to boost returns and drive sustainable competitive advantages across the Group.

I am pleased that we have made substantial progress in strengthening our capital position in the past year. Our fully loaded Common Equity Tier 1 ratio has improved to 10.5%, taking into account the effect of the disposal of our Spanish business completed on 2 January 2015, as well as absorbing the impact of a further provision in the fourth quarter for ongoing investigations and litigation relating to Foreign Exchange, and compares to 9.1% a year ago. Equally important, our Leverage Ratio increased to 3.7%. This means we are now very well positioned to achieve the Transform 2016 targets of greater than 11% and 4% respectively. In terms of dividends, we have declared a cash dividend of 6.5p for 2014, despite the unwelcome impact of substantial conduct provisions. We have a growing confidence in the capital position of the Group and continue to target a 40%-50% dividend payout ratio over time.

We are also performing well against the targets in our Balanced Scorecard.

Barclays measures performance today not just on the basis of what we deliver but now also on how we deliver. You can read more about the Balanced Scorecard and our progress on pages 11 to 16 of this Strategic Report. While we still have work to do against those targets, I have no doubt that this approach will support strong and sustainable performance for shareholders, aligned with our Purpose and Values.

We remain focused on addressing outstanding conduct issues, including those relating to Foreign Exchange trading. I regard the behaviour at the centre of these investigations as wholly incompatible with our values, and I share the frustration of colleagues and shareholders that matters like these continue to cast a shadow over our business. But resolving these issues is an important part of our plan for Barclays and although it may be difficult, I expect that we will make significant progress in this area in 2015.

This will be a year of continued delivery for our customers, clients, and shareholders as we look to accelerate execution of our plans. Our work is not complete, but we are on the right track, making steady progress against our strategic targets, and with every colleague committed to driving performance – as they are – we can have strong confidence in our ability to deliver.

Thank you for your continued support.

Antony Jenkins

Group Chief Executive

barclays.com/annualreport	Barclays PLC Strategic Report 2014 | 03

Becoming ‘Go-To’ Our approach

With a focus on our stakeholders We will achieve our goal of becoming the ‘Go-To’ bank

◀ By upholding clear values and leading by example

Stakeholders

Barclays strives to create value for all of our stakeholders, balanced across both the short and the long-term. By taking this more holistic and considered approach we believe that our activities can stimulate mutually supportive outcomes across our stakeholders, including a focus on sustainable long-term return on equity.

In order to measure progress and hold ourselves to account, we have designated five stakeholder groups and assigned targets and metrics of particular relevance to each of them in the 5Cs of our Balanced Scorecard:

Taken together, our Balanced Scorecard targets define what we need to achieve over the next few years for Barclays to become the ‘Go-To’ bank. These targets are supported by strategic initiatives and priorities, which cascade naturally into all business unit and function scorecards.

Individual performance objectives are aligned to the 5Cs and linked to our overall targets, thus showing colleagues how their own efforts contribute towards the achievement of our organisational goal and how they serve our stakeholders over the longer term.

¡	Customers and Clients who purchase our products and services

¡	Colleagues who deliver and support the delivery of our products and services

¡	Communities (via Citizenship) within which we operate

¡	Regulators (via Conduct) who grant us our licence to operate in their jurisdictions

¡	Investors (via Company) who commit capital to us, which underpins our products and services

Further information on our stakeholders, and how we measure performance for each of the stakeholder needs can be found on pages 11 to 16

04 | Barclays PLC Strategic Report 2014	barclays.com/annualreport

Becoming ‘Go-To’ Our approach

In this operating environment We continue to be proactive in adapting to the external environment

Our approach to value creation is consistent ▶

Operating environment and approach to risk

Barclays is a global financial services provider operating in 50 countries, with home markets in the UK, US and South Africa, governed by global and local regulatory standards.

Our environment continues to change. Central banks have launched unprecedented monetary policies such as Quantitative Easing and near-zero interest rates to stimulate growth. Further regulatory change, such as structural reform in the UK and US will require banks to segregate activities in order to create a safer banking environment and increase focus on capital, liquidity and funding. Conduct issues have hurt Barclays – and the banking industry – causing loss of trust amongst stakeholders.

Rebuilding trust is vital, enabling us to meet and exceed the growing needs of customers and clients. The power of technology has raised customer and client expectations, but also reduced the cost-to-serve through automation, process improvement and innovation while making customer experiences faster, more personalised and lower risk.

Without active risk management to address these external factors, our long-term goals could be adversely impacted. See page 09 to see how the strategy adapted in 2014.

The Barclays risk management framework, organised by our Principal Risks, sets out the activities, tools, techniques and arrangements we can employ to better identify, monitor and manage actual and potential risks facing the Bank. Risk appetite is set and verified at an appropriate level and procedures established to protect Barclays and prevent detriment to its customers, colleagues and communities. Barclays also manages human rights risk via our environmental and social risk procedures and guidance and reputational risk framework, and integrates human rights issues into business decision-making.

Our Principal Risks

Credit Risk: Financial loss should customers not fulfil contractual obligations to the Group.

Market Risk: Earnings or capital impact due to volatility of trading book positions or inability to hedge the banking book balance sheet.

Funding Risk: Failure to maintain capital ratios and liquidity obligations leading to inability to support normal business activity and meet liquidity regulatory requirements.

Operational Risk: Losses or costs resulting from human factors, inadequate internal processes and systems or external events.

Conduct Risk: Detriment caused to our customers, clients, counterparties, or the Bank and its employees through inappropriate judgement in execution of business activities.

Reputation Risk: Damage to Barclays brand arising from any association, action or inaction perceived by stakeholders as inappropriate or unethical. From the 1st January 2015, Reputation Risk will be combined with Conduct Risk.

For further information on how we assess and monitor risks, please see our Risk review on page 113 of the Annual Report 2014 at barclays.com/ annualreport

barclays.com/annualreport	Barclays PLC Strategic Report 2014 | 05

Becoming ‘Go-To’ Our approach

Our approach to value creation is consistent Delivering our obligations to shareholders whilst meeting society’s needs in a responsible manner

◀ In this operating environment

Our business model

As a focused international bank, Barclays offers an integrated set of products and services across retail banking, wealth management, corporate banking and investment banking. We serve individuals, small and large businesses, corporations, institutions and governments.

Barclays seeks to satisfy the needs of our customers and clients by offering a well-rounded value proposition – a wide range of products and services – and thereby deliver a smoother income stream and sustainable returns. However, we do not seek to offer all things to all people.

Barclays’ competitive advantage arises from the scale and diversity of our businesses and the quality, character and relationships of our people.

For example, our Africa Banking and Personal & Corporate Banking (PCB) businesses are integrated regionally, focusing on delivering targeted solutions to individuals and businesses. We also undertake activities in selected other markets across the world in order to support the needs of customers and clients abroad.

In contrast, Barclaycard, the corporate division of PCB and the Investment Bank operate global models, using their international presence and capabilities to provide comprehensive cross-border solutions.

We also increasingly operate a shared service model for Central Functions to support our four core business clusters. Improving how we pool our resources has enabled us to take advantage of synergies through the sharing of ideas and collaboration from cross-functional working groups.

Our international reach and scale mean we have the responsibility – indeed the obligation – following our designation as a globally systemically important financial institution, to work together with our regulators to help reduce risk in the industry and provide a more sustainable banking landscape over the long term. We are actively engaging with a number of banking supervisors internationally to develop a new industry model and to ensure that our business is sustainable and flexible – ready to move into the future.

Further information on our business model can be found on our website at barclays.com/about-barclays/ strategy/business-model-value- creation.html

06 | Barclays PLC Strategic Report 2014	barclays.com/annualreport

Becoming ‘Go-To’ Our approach

Through our broad service offer We maximise opportunities for value creation across our products and services

Our strategy remains on course ▶

The sum of the parts

Our business model enables us to provide continuing and relevant support to our customers and clients, whatever their stage of life. For example, for individuals, our structure can offer a safe place to store savings, help a first-time buyer take their first steps onto the property ladder, helping people from a variety of backgrounds to grow and manage their wealth, or provide cross-border advice for the affluent, for example helping family members abroad. For businesses it means being ready to help entrepreneurs launch a business, fund its growth, expand internationally, protect against currency risk, and issue bonds and listed equity shares.

We seek to add value to our clients through our end-to-end network. For example an individual retail customer in the UK is able to access current and savings account balances along with Barclaycard data all via the same mobile banking app, Pingit, our peer-to-peer payments service, is seamlessly integrated within our retail banking offering. Similarly, businesses big and small, and local authorities are able to make and receive Pingit payments to provide their customers more convenient ways to pay for goods and services. All these examples evidence the joined up approach to the way Barclays does banking for the benefit of our customers.

barclays.com/annualreport	Barclays PLC Strategic Report 2014 | 07

Becoming ‘Go-To’
How we are doing

Our strategy remains on course To build a stronger, fitter, better bank

◀ Through our broad service offer

Strategy
Our Transform programme was launched in 2013 to deliver our strategy of reshaping Barclays to generate sustainable returns and to meet the needs of all our stakeholders.

Where we are now

2014 was a year of material change for Barclays. We still faced a challenging operating environment, but with greater clarity and on a stronger financial footing. As we continue to execute our Transform plan to make Barclays the ‘Go-To’ bank for all our stakeholders, we have optimised and adjusted our strategy and the shape of our business. These steps are necessary to deliver the Transform objective of a sustainable return on equity above the cost of equity in a changed regulatory and economic environment.

Barclays has taken decisive action in order to reduce risk, strengthen our balance sheet and increase the efficiency of our Core franchise operations. We will seek to deliver significantly improved and sustainable returns by focusing on areas of competitive advantage and exiting businesses where appropriate returns are no longer achievable.

Underpinning these actions is a continuing focus on cost. In a prolonged low-growth macroeconomic environment, cost will be the strategic battleground for banks. We remain committed to a material reduction in cost over time, enabled in part by technology, regardless of the income environment.

¡ We have completed the ‘Turnaround’ phase that stabilised the business and maintained short-term momentum
¡

We have put in place structured plans to de-risk, de-leverage and make Barclays more sustainable for the long-term as part of the ‘Return Acceptable Numbers’ phase. We are halfway through this journey, and already demonstrating strength in the fundamentals of capital build and leverage

¡

The final part of the plan, running alongside the other two components, is FORward Momentum. On our journey to become ‘Go-To’ we must continue to adapt Barclays for the future, ensuring that we do not return to short-term bias as we carry through our plans

We note that successful implementation of the Transform plan does carry significant execution risks; not least because progress is subject to unforeseen external developments and may therefore not be uniform or linear.

We monitor success of the Transform programme through the Balance Scorecard. See page 11

08 | Barclays PLC Strategic Report 2014	barclays.com/annualreport

Becoming ‘Go-To’ How we are doing

Taking decisive action Proactive steps to adapt our strategy

Reshaping the business ▶

Three strategic shifts

The combined effect of the external factors discussed on page 05 has led to decisive action in three areas announced on 8 May 2014:

Identify core activities: Building further on our strengths by concentrating resources on our Core activities. In our sector-leading retail and corporate businesses we will invest in technology and process enhancements to transform how we interact with customers and the experience we can deliver to them.

In our Investment Bank, focusing on US and UK, we are shifting from a business dependent on balance sheet commitment to one more driven by clients’ origination needs, bringing greater balance to Barclays.

Invest for growth: A focus on Core parts of the Group where we see major opportunities – Barclaycard and Africa. We are committed to leading innovation in consumer payments; technology should enable us to achieve growth by reaching more customers. Having added 8.6m customers in the last 3 years at Barclaycard, we continue to have an appetite for selective expansion and portfolio acquisition where we can generate efficiencies and economies of scale.

Free up resources: Assets and activities no longer of strategic importance, given structural shifts in the operating environment or their sub-scale nature, have been brought together within Barclays Non-Core, to be managed separately for capital efficient, yet rapid exit.

Aligned to Transform targets

With these actions in mind we have set 2016 Transform targets to demonstrate our commitment and our journey towards our ultimate goal of becoming the ‘Go-To’ bank by 2018. While Group figures continue to include the impact of Non-Core, both Core and Non-Core have individual targets.

Our return on equity goal remains the same – to achieve a return on equity above our cost of equity. We will also maintain our focus on capital, leverage and dividend performance. Our 2016 capital target is a fully loaded CET1 ratio above 11%, as we move towards end-state capital requirements.

We continue to target a dividend payout ratio of 40% to 50% over time.

In our Core business, we aim to achieve a sustainable adjusted ROE above 12% by 2016, underpinned by an adjusted cost base of less than £14.5bn, down from £16.2bn at end 2013.

In Non-Core, our focus is on reducing the drag on the Core business. We are targeting a drag on ROE from Non-Core of less than 3% in 2016.

For an update on how we performed against our 2016 targets see page 32

barclays.com/annualreport	Barclays PLC Strategic Report 2014 | 09

Becoming ‘Go-To’
How we are doing

Reshaping the business

With a focus on running down Non-Core operations to provide investment for the Core growth businesses

◀ Taking decisive action

Business shape

Barclays will seek to improve returns significantly through repositioning, simplifying and rebalancing. We intend to be a focused international bank with four Core businesses, operating only in areas where we have capability, scale and competitive advantage

In the future, as a result of these changes, Barclays will be leaner, stronger and much better balanced with an objective of delivering lower volatility, higher returns, and growth. This model, moving rapidly towards a better balance of activities and maintaining diversification, will help us to achieve our Transform targets within the emerging regulatory environment.

The Core Personal & Corporate Banking, Barclaycard and Africa Banking businesses accounted for 45% of 2013 RWAs, with the Core Investment Bank expected to represent no more than 30% of the Group total by 2016, compared with just over 50% pre-Strategy Update. Capital will be reallocated towards our growth businesses, particularly Barclaycard and Africa, and we will continue to reduce our cost base, with a core 2016 cost target of less than £14.5bn.

Overall, the rebalanced Group should deliver less volatile, and higher profitability over time, with a more equal split across our diversified portfolio of mature versus growth markets, investment banking versus retail and corporate banking, and within the Investment Bank, trading income versus advisory fees.

¡ Personal & Corporate Banking: a combination of our leading UK retail, corporate and wealth businesses, taking advantage of infrastructure cost synergies
¡ Barclaycard: a high returning business with strong and diversified international growth potential
¡ Africa Banking: a longer term regional growth business with clear competitive advantages
¡ Investment Bank: an origination-led and returns-focused business, delivering Banking, Equities, Credit and certain Macro products to our clients in a more capital efficient way

Barclays has also created Barclays Non-Core. This unit groups together those assets that are not strategically attractive to us in the emerging operating environment either because of structural shifts in the external environment or because they remain too small with limited opportunities for growth within our Group. Barclays will look to exit or run down these assets over time in a considered and responsible way that is respectful to those affected.

For more information on our businesses and their performance in 2014, please see page 17

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Becoming ‘Go-To’
How we are doing

Our Balanced Scorecard

Measures progress and performance against our goal

For our Customers and Clients ▶

Notes
a	Revised due to creation of PCB as part of the May 2014 Strategy Update. Corporate clients now contribute to the NPS metric, and no longer contribute to the Client Franchise Rank.
b	Revised from 4.5%, post the Q213 £259m gain relating to assets not yet received from the US Lehman acquisition being treated as an adjusting item.
c	Revised from 9.3%, post full implementation for CRD IV reporting in 2014.
d	Revised from >10.5% following the Strategy Update.

Net Promoter, Net Promoter Score, and NPS are trademarks of Satmetrix Systems, Inc., Bain & Company, Inc., and Fred Reichheld. Under the Companies Act 2006, we are also required to report on the gender breakdown of our employees and ‘senior managers’. Of our global workforce of 132,300 (65,200 male, 67,100 female), 732 were senior managers (596 male, 136 female), which include Officers of the Group, certain direct reports of the Chief Executive, heads of major business units, certain senior managing directors and directors on the boards of undertakings of the Group, but exclude individuals who sit as directors on the board of the Company.

Introduction

In 2014 the Balanced Scorecard was used throughout the organisation and now forms part of the framework by which all staff are assessed. Individual performance objectives were aligned with the 5Cs.

This year we have seen steady progress across the Scorecard towards our 2018 targets especially in our Fully Loaded CRD IV CET1 ratio metric where recent European Banking Authority and Bank of England stress tests highlighted Barclays’ capital strength and resilience to stress scenarios. There was however deterioration in the Colleague Sustained Engagement and due to a restatement, a change in the Customer & Client Relationship NPS metric. Work will be done through 2015 and beyond to improve these. The move in both metrics is predominately due to changes Barclays has undergone through 2014 with the Strategy Update effecting structural change within the organisation, and a change to a broader channel offering to our retail customers with new technology. We will endeavour to improve both scores with further colleague engagement, and greater help within our retail network to adopt new technology as evidenced by our Digital Eagles programme.

There is still work to do and we remain focused on our 2018 targets. The following pages provide a review of each of the 5Cs.

Please see page 04 to see the stakeholders for whom we have designed the Balanced Scorecard

barclays.com/annualreport	Barclays PLC Strategic Report 2014 | 11

Becoming ‘Go-To’ How we are doing

For our Customers and Clients We aim to be the bank of choice

◀ Our Balanced Scorecard

Balanced Scorecard metric	Actual		Actual	Target
	2013		2014	2018

PCB, Barclaycard and Africa Banking weighted average ranking of Relationship Net Promoter Score® vs. peer sets	3rd	[a]	4th	1st

Client Franchise Rank: Weighted average ranking of wallet share or customer satisfaction with priority clients in the Investment Bank	N/A		5th	Top 3

a Revised due to the creation of PCB as part of the May 2014 Strategy Update. Corporate clients now contribute to the NPS metric, and no longer contribute to the Client Franchise Rank

¡	Relationship NPS ranking provides a simple customer advocacy measure and indicates growth potential across our franchise

¡	A ranking widely used in banking and other industries, it facilitates comprehensive benchmarking, simplifies target setting and identifies best practice, bringing the customer’s voice to the heart of Barclays. It is income-weighted using divisional customer satisfaction

¡	For the investment banking industry, NPS is not as widely measured. Therefore, a ‘Client Franchise Rank’ is calculated as measuring use of our products and services by target clients. Improving our rank with these clients is a key indicator of effectiveness in meeting their needs, supporting delivery of improved returns for Barclays

¡	Client Franchise Rank is a revenue-weighted ranking of our global client share across the Investment Bank

Relationship NPS

We are working hard to strengthen our brand and in 2014 we made it a priority to listen to our customers to gain a better understanding of what they want. We have focused on developing, testing and investing in technology such as video banking, cheque imaging, smart call and finger scanning to improve our customers’ and clients’ experience and to be responsive to their needs as these change. These new technologies developed in 2014 are now in place in branches across the UK, and help to make our most important interactions with customers and clients simple – putting power in their hands to transact when, where and how they want to.

We continue to simplify our products and services and improve what we offer to match customer needs with the right service model.

The deterioration of Relationship NPS performance at Group level in 2014 has been driven by scores awarded by UK retail customers. During 2014 legacy issues have continued to weigh heavily on the reputations of banking brands, Barclays among them. This year has also seen substantial investment in programmes designed to improve customer experience across our customer franchise in the long term. While these programmes can be disruptive to customer perception in the short-term, we are confident that this investment, together with a more positive outlook for our brand, will support our progress towards the perception of Barclays as the leading bank by 2018.

Through 2015, we need to ensure we deliver our investment programmes, with a focus on the UK retail customer environment in order to improve our largest customer footprint ranking. As we put in place an improved, efficient new banking experience in our branches, we will closely monitor customer reaction so that on-the-ground staff can help customers adapt to changes.

Client Franchise Rank

The metric is calculated on a new basis from 2014, with corporate clients that were surveyed as part of the 2013 metric now captured in the NPS score, reflecting organisational changes as a result of the Strategy Update. Although not directly comparable with the prior year score of 4th, our ranking of 5th for 2014 provides a strong platform from which to build as we aspire to our long-term goal of being ‘top 3’ with our target clients.

We will seek to achieve this goal by focusing on the following key areas:

¡	Innovating through technology: For example in 2014 we launched the Barclays Live iPad app for institutional clients – the app has now been downloaded by over 4,000 clients and has received very positive feedback
¡	Realigning our structure: As part of the Strategic Review in 2014 we brought Equities and Credit teams together under the same management to provide a more integrated approach. Closer alignment across Banking and Markets teams will also provide a more complete service to clients encompassing primary issuance and secondary trading

¡	Improving client management information and targeting: We have invested technology and resources in our management information and analytics that enable us to provide more finely targeted solutions for our clients

¡	Investing in people and conduct: The quality of our people and the way they do business is fundamental to building and maintaining strong relationships with our clients. In 2014 over 6,800 employees in client-facing roles took part in our new Conduct College, helping to develop our employee value proposition

We provide further detail on our products and services, as well as our services to customers and clients, such as Digital Eagles, at barclays.co.uk/digitaleagles

12 | Barclays PLC Strategic Report 2014	barclays.com/annualreport

Becoming ‘Go-To’ How we are doing

For our Colleagues We create an environment where they can fulfil their potential

For Citizenship ▶

Balanced Scorecard metric	Actual	Actual	Target
	2013	2014	2018

Sustained Engagement of colleagues score	74%	72%	87-91%

% women in senior leadership	21%	22%	26%

¡	Barclays believes strong levels of sustainable engagement improve the colleague experience and enable superior business performance

¡	To continuously improve sustainable engagement, we aim to provide a working environment supporting productivity and performance, and promoting individual physical and emotional well-being

¡	Sustainable engagement is measured through the global Employee Opinion Survey conducted in October 2014

¡	The percentage of women in senior leadership supports a key part of Barclays’ diversity strategy, fostering different perspectives which lead to greater innovation

¡	We work with our regulators, governments, partners and peers to benefit collectively from the skills advantage that diversity provides

¡	The metric is defined as the number of female directors and MDs as a percentage of the total director and MD population

Sustained Engagement

Our colleagues are fundamental to our business. We are committed to investing in them and ensuring they are fully motivated and energised to deliver strong performance. To monitor our progress on sustainable engagement, a Group-wide approach to measuring employee feedback was defined in 2014, establishing a consistent baseline for tracking future progress. As part of this, in a first for Barclays, a global Employee Opinion Survey (EOS) was deployed across the Group in 2014, with over 90,000 colleagues participating.

Sustained Engagement at Barclays is currently 72%, representing a 2% decrease compared to 2013. This was disappointing, but the reduction in engagement was not as severe as we might have expected in a year of such challenges and change. We are working with senior leaders across the organisation to aim for improvement in 2015.

Collecting feedback from our colleagues enables us to understand what factors drive engagement, and helps shape our future people strategy. We remain firmly committed to creating the right environment for our colleagues to thrive as we progress on our journey to ‘Go-To’. In 2015, we will use the insight gained from the EOS to focus on three key areas (highlighted by our colleagues) to support and increase the Sustained Engagement of everyone at Barclays:

¡	Ensuring colleagues have access to the right tools and resources to fulfil their roles and deliver outstanding customer service

¡	Continuing to support our people’s personal growth and career aspirations, ensuring access to the right technical and professional development

¡	Providing clear strategic direction and leadership in creating the right environment for colleagues to do their best work

Women in senior leadership

Over the last year, we have maintained progress towards our gender representation goal within the Balanced Scorecard, seeing the proportion of women in senior roles increase from 21% to 22%. Although overall headcount across the Group has fallen in 2014, the increase we have seen in each of the last two consecutive years in senior female representation is testament to the range of initiatives focused equally on providing development opportunities for our talented women and establishing an inclusive culture where all talent can thrive.

8,500 senior leaders globally have undertaken our Unconscious Bias Training programme, promoting greater awareness of the importance of inclusive leadership and of reducing unintended bias in all aspects of talent management and assessment. We have also continued to sponsor our Women’s Initiatives Network (WIN) promoting a positive workplace environment for all colleagues.

More broadly, our innovative ‘Women in Leadership Index’ lists publicly traded US companies with gender-diverse leadership (defined as companies with a female CEO or at least 25% female members on their board). In an industry first, Exchange Traded Notes track the return of the index so investors can support the move towards gender equality.

We continue to build a pipeline of next-generation leaders, highlighting female talent. For example our Barclays Women in Technology Group encourages able women to take up IT careers in banking and finance. At Executive level, our ‘Women on Boards’ programme is developing board-readiness among selected senior women so they can take on non-executive director roles on the boards of publicly-listed companies.

To reach our 2018 goal of 26% women in senior leadership roles we must ensure strong forward momentum. Continuing emphasis on an inclusive workplace culture must go hand-in-hand with further development opportunities nurturing aspiration and enabling our diverse talent to fulfil their potential within our industry and beyond.

More information can be found at barclays.co.uk/Accessibility You can also read more in our People section on page 74 of the Annual Report 2014 at barclays.com/annualreport

barclays.com/annualreport	Barclays PLC Strategic Report 2014 | 13

Becoming ‘Go-To’ How we are doing

For Citizenship We have a positive impact on the communities in which we operate

◀ For our Colleagues

Balanced Scorecard metric	Actual 2013		Actual 2014	Target 2015

Citizenship Plan – initiatives on track or ahead	10/11		11/11	Plan targets

The way we do business

‘Barclays Way’ Code (Full Time Employees attested)	85%		98%	97%

Citizenship Reputation Tracker (YouGov survey)	4.9/10		5.1/10	6.5/10 (2018 Target)

Global carbon emissions (tonnes CO2, reduction against a 2012 baseline)	-9.4%	[b]	-21.7%	-10%

Percent of suppliers paid on time (45 days, by invoice value)	83%		85%	85%

Contributing to growth (cumulative)[a]

New and renewed lending to households	£67.4bn		£107.7bn	£150bn

New and renewed lending to SMEs	£24.5bn		£38.5bn	£50bn

Assist in raising financing for businesses & governments	£1,670bn		£2,487bn	£2,000bn

Number of participants at SME support events	95,000		159,700	120,000

Number of apprenticeships at Barclays in the UK	1,233	[b]	1,734	2,000

Balanced Scorecard metric	Actual 2013	Actual 2014	Target 2015

Supporting our communities (cumulative)[a]

Investment in community	£136.5m	£198.9m	£250m

Number of 10-35 year olds supported in building skills	2.43m	4.19m	5m

¡	Citizenship is an essential part of becoming the ‘Go-To’ bank for all stakeholders. This means we consider the impact of our day-to-day decisions on society and create positive long-term outcomes for our customers and clients, shareholders, employees and communities. It is one of the ways in which we live and strengthen our Purpose and Values

¡	The Barclays Citizenship Plan comprises global commitments organised around three areas where we believe we can have the most impact: The way we do business; Contributing to growth; and Supporting our communities

¡	The Balanced Scorecard tracks performance against eleven metrics based on our 2015 Plan commitments

¡	We are developing our Citizenship strategy for 2016 onwards and continue to work with stakeholders to inform our approach

¡	Further information is available in the Citizenship Data Supplement 2014

Notes

a	Cumulative performance to date: 2012-2014.
b	Adjusted from 2013: Carbon was 5.2%, Apprenticeships 1,153. Please see page 10 of Citizenship Data Supplement 2014.

The way we do business

We launched the Barclays Way code of conduct in 2013, which replaced a number of existing codes with one unifying document. The code was updated in 2014 and we met our target with 98% (2013: 85%) of our colleagues attesting to the Barclays Way.

The Citizenship Reputation Tracker is based on two surveys conducted for Barclays during 2014, among an audience of global stakeholders (from politics, the media, business, NGOs and other sectors). The average score was 5.1/10 (2013: 4.9/10), with increases across the underlying components.

We exceeded our 2015 target to reduce global carbon emissions by 10% against a 2012 baseline. Our 21.7% reduction was achieved through: the implementation of programmes and policies that improved our operational energy efficiency and streamlined our business travel; and through a significant reduction in our property portfolio.

We aim to ensure there is no delay in paying our suppliers and understand the importance of cash flow. In 2014, we achieved 85% on-time payment by value.

Contributing to growth

In line with our Citizenship Plan commitments we are on track to deliver £150bn of new and renewed lending to households and £50bn to SMEs by the end of 2015. As at end 2014, we delivered £107.7bn for households and £38.5bn for SMEs on a cumulative basis.

In order to help small businesses gain confidence we have provided more than 159,700 people with business advice and support through seminars, tools, clinics and workshops to date, exceeding our target of 120,000 attendees by end 2015, driven by an increase in African programmes.

We exceeded our target to help raise £2,000bn of financing for businesses and governments by end 2015, raising a total of £2,487bn by end 2014.

Banks play a pivotal role in enabling the flow of capital towards environmentally or socially beneficial activity. In 2014, we helped direct £5.9bn (2013: £4bn) of financing in the clean energy and clean technology sectors globally. Green Bonds continued to grow as a way of financing environmental projects: we signed the Green Bond Principles; launched a Green Bond Index in partnership with MSCI Inc; and committed to investing a minimum of £1bn in Green Bonds by November 2015 to form part of our liquid asset buffer.

We are on track to meet our goal of 2,000 apprentices by the end of 2015, with a cumulative total of 1,734 (2013: 1,233) apprentices at Barclays in the UK. We also support wider employability initiatives, particularly our LifeSkills programme, which supports young people in preparing for work.

Supporting our communities

As part of our 5 Million Young Futures ambition we are working with leading charity and NGO partners to help five million disadvantaged young people develop the skills they need to fulfil their potential and to invest £250m in the community by the end of 2015. As at the end of 2014, we have invested a total of nearly £200m and more than 4 million young people have benefitted from our programmes.

We provide further detail on our programmes and a range of case studies on our website at barclays.com/citizenship. In addition, we also provide further disclosures aligned to the Global Reporting Initiative G4 guidelines, in the Citizenship Data Supplement 2014

14 | Barclays PLC Strategic Report 2014	barclays.com/annualreport

Becoming ‘Go-To’ How we are doing

For Conduct We aim to act with integrity in everything we do

For our Company ▶

Balanced Scorecard metric	Actual 2013	Actual 2014	Target 2018

Focusing on conduct helps us ensure we provide suitable products and services for customers and clients.

¡   Doing the right thing, in the right way, is central to sustainable long-term business returns, building our reputation, enhancing trust in the financial system more widely and avoiding future redress activity

¡  The Conduct measure is developed through a Conduct reputation survey, undertaken by YouGov, across a range of respondents including business and political stakeholders, the media, NGOs, charities and other opinion formers

¡   The 2014 Conduct score, taken from two surveys, each of 2,000 respondents, comprises questions relating to transparency, employee welfare, quality and customer value as well as trust

Conduct Reputation (YouGov survey)	5.2/10	5.3/10	6.5/10

During 2014 the Group continued to incur the significant costs of conduct matters and additional charges of £1,513m were recognised for customer redress including £1,270m for the cost of PPI remediation. Barclays also continues to be party to litigation and regulatory actions involving claimants who consider that inappropriate conduct by the Group has caused damage. Investigation in respect of various conduct issues related to Foreign Exchange remain ongoing and related class actions have been filed in US courts. As at 31 December 2014 a provision of £1,250m has been recognised for certain aspects of ongoing investigations and litigation relating to Foreign Exchange. Resolution of these matters remains a necessary and important part of delivering the Group’s strategy.

In response, our Conduct Programme continues to develop and design tools to help us improve our focus on customer outcomes and putting customers and market integrity at the heart of our business:

¡  Governance: Enhanced governance arrangements, training and communications on conduct risk including Board-level oversight (the Board Conduct, Operational and Reputation Risk Committee was created in 2013), demonstrate our expectation that business models, product design and customer servicing aim for good customer outcomes and protection of market integrity

¡  Strategy-setting and decision-making: Barclays is embedding conduct risk in our strategy-setting and decision-making processes

We have reviewed and improved how conduct risk is assessed and reported throughout our global business. Our senior leaders are committed to putting customers at the heart of the decisions they make and aiming to consistently deliver on the 10 conduct risk outcomes:

¡  Our culture places customer interests at the heart of our strategy, planning, decision making and judgements

¡  Our strategy is to develop long term banking relationships with our customers by providing products and services that meet their needs and do not cause detriment

¡  We do not disadvantage or exploit customers, customer segments, or markets. We do not distort market competition

¡  We proactively identify conduct risks and intervene before they crystallise by managing, escalating and mitigating them promptly

¡  Our products, services and distribution channels are designed, monitored and managed to provide value, accessibility, transparency, and to meet the needs of our customers

¡  We provide banking products and services that meet our customers’ expectations and perform as represented. Our representations are accurate and comprehensible so our customers understand the products and services they are purchasing

¡   We address any customer detriment and dissatisfaction in a timely and fair manner

¡   We safeguard the privacy of personal data

¡  We do not conduct or facilitate market abuse

¡   We do not conduct or facilitate crime

Barclays’ mean score on the ‘Conduct Index’ was stable at 5.3 (2013: 5.2), with minor improvement in all components of the Index. Progress towards the 2018 target of 6.5 is slower than desired as the impact of legacy issues act as a drag on the benefit of actions to improve management of conduct. We anticipate further challenges from legacy matters in 2015 however Barclays is clear about its responsibilities to all its stakeholders and is committed to resolving these matters in line with our Purpose and Values.

For further information on how we monitor and manage Conduct and reputation risk, and how the Board reviews it, please see page 211 of the Annual Report 2014 at barclays.com/annualreport

barclays.com/annualreport	Barclays PLC Strategic Report 2014 | 15

Becoming ‘Go-To’ How we are doing

For our Company We seek to effectively manage risk and create sustainable returns

◀ For Conduct

Balanced Scorecard metric (Barclays PLC Group)	Actual 2013		Actual 2014	Target 2018

Return on Equity (Adjusted)	4.1%	[a]	5.1%	>Cost of equity

Fully loaded CRD IV CET1 ratio	9.1%	[b]	10.3%	>11%[c]

a Revised from 4.5%, post the Q213 £259m gain relating to assets not yet received from the US Lehman acquisition being treated as an adjusting item.

b Revised from 9.3%, post full implementation for CRD IV reporting in 2014.

c Revised from 10.5% following the May 2014 Strategy Update.

Adjusted Return on Equity (RoE)

¡	Adjusted Return on Equity demonstrates the organisation’s ability to generate long-term sustainable returns for shareholders

¡	Adjusted RoE is calculated as adjusted profit for the year attributable to ordinary equity holders of the parent divided by average shareholders’ equity for the year excluding non-controlling and other equity interests. Shareholders’ equity is made up of share capital, retained earnings and other reserves

Fully Loaded CRD IV CET1 ratio

¡	Fully loaded CRD IV CET1 (Common Equity Tier 1) ratio demonstrates the capital strength and resilience of Barclays. By ensuring we are well capitalised relative to minimum capital requirements of regulatory authorities, we create a safer bank for customers and clients, and all stakeholders through challenging economic conditions

¡	The ratio expresses Barclays’ capital as a percentage of risk weighted assets as defined by the PRA, in the context of CRD IV (an EU Directive prescribing capital adequacy and liquidity requirements), and is part of the regulatory framework governing how banks and depository institutions are supervised

¡	Achievement of the targets set out for the other four Cs (Customer & Client, Colleague, Citizenship and Conduct) will contribute to the successful delivery of the Company targets

The focus of the Company metrics is to deliver long-term acceptable returns to shareholders in a sustainable way, maintaining adequate levels of capital to enable the bank to operate safely through challenging economic conditions.

Our principal commitment remains unchanged – to deliver an RoE above the cost of equity on a sustainable basis, consistent with the 2018 target.

The Group’s capital commitment is a fully loaded CET1 ratio above 11% in 2016, as we move towards the end-state capital requirements.

Adjusted RoE

Adjusted RoE excludes items that are significant but not representative of the underlying business performance. For a list of these items, please see page 32.

In 2014, adjusted RoE for the Group increased to 5.1% (2013: 4.1%) as adjusted profit before tax increased by 12% to £5,502m driven by improvements in PCB, Barclaycard and Non-Core. These were partially offset by a reduction in the Investment Bank and adverse currency movements impacting Africa Banking reported results.

RoE for the Core business decreased to 9.2% (2013: 11.3%). The returns of the Group and Core business were below the cost of equity, however, Barclays managed to reduce the RoE drag on the Group’s returns in the Non-Core business to 4.1% (2013: 7.2%), largely due to a £35bn reduction in RWAs.

The Group estimates its Cost of Equity for 2015 at 10.5%.

Fully Loaded CET1 ratio

Barclays’ capital management objective is to maximise shareholder value by prudently optimising the level, mix and distribution to businesses of its capital resources whilst maintaining sufficient capital resources to: ensure we are well capitalised relative to minimum capital requirements of regulatory authorities; to meet the Group’s risk appetite; and to support the Group’s credit rating.

In 2014 the Group’s CET1 ratio increased by 120bps to 10.3%, demonstrating strong progress towards meeting our target and continuing to exceed regulatory requirements. This improvement was achieved despite further provisions for conduct issues. The main improvement in 2014 was a reduction in Non-Core RWAs of £35bn.

We are making strong progress towards our 2018 CET1 capital target. We will continue underlying capital generation and reduction of RWAs within Non-Core, whilst looking to allocate capital to RoE enhancing growth opportunities in our Core business.

For further detail on our financial performance, and the condensed income statement and balance sheet, please see pages 32 to 34

16 | Barclays PLC Strategic Report 2014	barclays.com/annualreport

Becoming ‘Go-To’ How we are doing

The activity in our business units Reflects our progress in becoming ‘Go-To’

Personal & Corporate Banking ▶

Types of customer and client are highlighted in blue.
From 8 May 2014, we changed our business structure to make it simpler, more focused, more balanced and much stronger. This means that each of our businesses has different opportunities and different focuses, all adding to the overall Group strategy.

The following pages provide an insight into what each of the new businesses does, the products they provide and markets they serve, and how they look to add value to Barclays’ business model through their contributions to the Balanced Scorecard.

How each of our businesses are becoming ‘Go-To’ will differ. For instance, the majority of our colleagues in Personal and Corporate Banking work in our distribution network whereas Africa Banking provides fundamental banking infrastructure to a developing continent. Hence the contribution of each of our businesses’ Balanced Scorecard will differ to the overall Balanced Scorecard for the Group, as seen on page 11. Therefore the metrics on the following pages demonstrate how each of our businesses contribute in their own individual way. Africa Banking replicates the Balanced Scorecard of the South African listed entity, Barclays Africa Group Limited.

barclays.com/annualreport	Barclays PLC Strategic Report 2014 | 17

Becoming ‘Go-To’ How we are doing

Personal &
Corporate Banking

◀ The activity in our business units

How Personal & Corporate Banking contributes to our Balanced Scorecard

Customer and client
¡	Total complaints to the bank continue to decrease year-on-year. We publish complaint figures twice as frequently as the FCA requires, to be more open with our customers
¡	Corporate Client satisfaction rating ranked 1sta
¡	Innovation in digital: Over 3.7m downloads of Barclays Mobile Banking app and 2.2m Pingit users with over £1bn payments sent

Colleague
¡	Over 40,000 employees globally and 20% female senior leaders

Citizenship
¡	Helping customers and communities become digitally savvy through the Digital Eagles programme, with over 23k Digital Eagles appointed
¡	Supporting Diversity and Inclusion – ensuring everyone has access to our products and services

Conduct
¡	Conduct Risk Framework is being embedded throughout PCB with focus on delivering positive customer and client outcomes
¡	Conduct risk training launched, aimed to enhance understanding within the business

Company
Contribution to the Group	2014	2013	2012

Income (£m)	8,828	8,723	8,579

Adjusted profit before tax (£m)	2,885	2,233	2,455

Adjusted ROE (%)	11.9	9.7	11.1

Loan loss rate (bps)	21	28	30

Loans and advances to customers (£bn)	217	212.2	203.8

Customer deposits (£bn)	299.2	295.9	256.4

Note a Charterhouse customer satisfaction survey
Contribution to the Group’s total income
	£8,828m Total income increased 1% on prior year driven by balance growth and improved savings margins in Personal Banking and Mortgages.

Personal & Corporate Banking is a powerhouse, with the potential to challenge the traditional UK banking landscape. It is well positioned and combines high quality, leading businesses across Personal, Mortgages, Corporate and Wealth.

What we do

Personal & Corporate Banking (PCB) provides banking services which fulfill the fundamental banking needs of individuals and businesses: storing, receiving and paying monies in a safe, reliable and regulated manner.

PCB is subdivided into four main units, bringing together our Personal, Mortgages, Corporate and Wealth businesses:

¡  Personal Banking: provision of simple banking products to 16m customers, with a focus on transforming customer interactions through automating routine transactions and humanising important moments

¡  Mortgages: a single highly automated industrial strength engine to provide mortgage services to over 1.5m individuals

¡  Corporate Banking: an end-to-end proposition and service continuum that supports nearly one million UK customers and global clients, from start-ups, through FTSE 100 companies, to partnering with the largest global corporations

¡  Wealth: a wealth and investment management business for 36k high net worth and ultra high net worth clients

We are able to join up seamlessly Personal, Mortgages, Corporate and Wealth services to continue helping our customers and clients achieve their ambitions. The structure of PCB gives us the unique ability to create connections for our customers; to connect sellers with buyers and to encourage clients and customers to transact and do more business with each other.

We are continuing to transform customer and client interactions, enabling automated experiences for routine transactions, and offering a choice of channel (physical, telephony, or digital). We are already at the forefront of digital change, transforming the nature of banking globally through innovations such as Barclays Mobile Banking, Pingit, Voice Biometrics and Video Anywhere.

The digital revolution has transformed the lives and businesses of our customers and clients, and whilst the programmes may create changes, we are closely monitoring the experience and delivering change through on-the-ground staffing to help customers and clients receive an improved, efficient new banking experience. We are working hard to ensure that no-one is left behind:

¡  There has been huge effort in helping people become more comfortable with the internet through the Digital Eagles programme – allaying security fears and demonstrating functionality such as how to use an iPad, how to search for a web page and how to Skype with family and friends

¡  Our attention to innovation means we can ensure everyone has access to our products and services through capabilities such as talking ATMs and SignVideo

¡  We have supported over 1.1m young people with our LifeSkills programme, a free, curriculum-based programme designed to prepare young people for work

¡  PCB also supports society and the wider economy; in 2014 we advanced £13.8bn of lending to small businesses, £20.3bn of lending to households, and focused on a number of initiatives to contribute to the communities we operate in as part of our Citizenship agenda

18 | Barclays PLC Strategic Report 2014	barclays.com/annualreport

Becoming ‘Go-To’ How we are doing

Barclaycard

Africa Banking ▶

Market environment and risks

The external market and environment in which PCB operates is constantly changing with emerging regulation, ongoing economic uncertainty, an evolving competitive landscape, and increasing customer expectations. The changing economic climate could impact interest rates or property prices, therefore closely review our credit risk indicators and appetite. Given our advances in technological solutions, we actively test the resilience of our infrastructure. We continue to monitor and manage our risks to ensure any of these changes are mitigated and within our risk appetite, and focus closely on adapting and evolving with the market, for example:

¡	Embracing technological innovation to enable our existing customers to do more with us
¡	Reshaping the way we interact with our customers so that we increase customer satisfaction and deepen customer engagement

2014 performance review

Profit before tax increased 29% to £2,885m driving a 2.2% increase in return on average equity to 11.9%. Personal and Mortgages income grew £119m to £4,159m due to balance growth and improved savings margins, partially offset by lower fee income. Corporate income was broadly in line at £3,592m (2013: £3,620m) as balance growth in lending and deposits was offset by margin compression. Wealth income was also broadly in line at £1,077m (2013: £1,063m) as growth in UK business and higher savings margins were offset by the effects of a substantial reorganisation to reduce the number of target markets whilst simplifying operations.

Impairment improved 22% to £482m and loan loss rate reduced 7bps to 21bps due to the improving economic environment in the UK, particularly impacting Corporate which benefited from one-off releases and lower defaults from large UK Corporate clients.

Continued reduction in operating expenses down 7% to £5,475m due to savings realised from the net closure of 72 branches as part of ongoing branch network optimisation, as well as investment in the customer experience across multiple channels and technology improvements to increase automation. PCB has made significant progress not only in identifying growth opportunities, but also in achieving operational efficiency. There is a strong and continuing internal focus on realising synergies, rationalising and automating systems and processes to reduce cost and improve controls.

Loans and advances to customers increased 2% to £217.0bn due to mortgage growth and Corporate loan growth, also increasing RWAs 2% to £120.2bn. Customer deposits increased to £299.2bn (2013: £295.9bn).

Our future priorities for Personal & Corporate Banking
We seek to:
¡	Facilitate and create connections between our PCB customers and clients
¡	Automate manual processes to ensure a better control environment and reduce cost
¡	Develop instant and transparent customer journeys to improve customer experience and satisfaction
¡	Extend our existing capabilities, technology and knowledge across our business
¡	Continue to innovate for our customers and clients, with a focus on new technology and transforming customer interactions

How Barclaycard contributes to our Balanced Scorecard

Customer and client
¡ 3.6m new customers gained
¡ £257bn payments volume in 2014
¡ Continued to drive payments innovation, introducing wearable payment forms in the UK and supporting the launch of Apple Pay in the US

Colleague
¡ 94% high performers retained
¡ Recognised as a leader in Diversity and Inclusion with 34% of senior leaders female

Citizenship
¡ £18.5bn new and renewed lending to households
¡ Launched Penny for London, an innovative way of charitable giving, powered by Barclaycard in partnership with the Mayor’s Fund for London
¡ Supporting ‘5 Million Young Futures’ through Yes2Chess and Apps for Good

Conduct
¡ Year on year complaints volume reduced by c.20% in 2014 in the context of an increasing customer base

Company
Contribution to the Group	2014	2013	2012

Income (£m)	4,356	4,103	3,816

Adjusted profit before tax (£m)	1,339	1,183	1,161

Adjusted ROE (%)	16.0	15.5	18.0

Loan loss rate (bps)	308	332	328

Loans and advances to customers (£bn)	36.6	31.5	28.8

Customer deposits (£bn)	7.3	5.1	2.7

Contribution to the Group’s total income

£4,356m Total income increased 6% on prior year driven by asset growth across all geographies.

barclays.com/annualreport	Barclays PLC Strategic Report 2014 | 19

Becoming ‘Go-To’ How we are doing

Barclaycard is a leading consumer payments business offering a broad array of products and services to consumers and merchants.

What we do

Barclaycard provides solutions enabling consumers to buy and pay in the way they want, businesses to sell and accept payments in the way they want, and connects the two in a way which adds value to both. Operating across multiple geographies and distribution channels, we are one of the few consumer payments businesses that is able to serve both buyers and sellers. Our diversified business model allows us to deliver consistent returns across the economic cycle.

As consumers and businesses adopt more secure digital and online solutions, we continue to innovate – an area where Barclaycard delivers upon its heritage of being a leader. Examples include:

¡	Our collaboration with Transport for London (TfL) which, in September 2014, enabled TfL to accept any contactless card or device for payment across the whole of London’s transport network

¡	The launch of our wearable bPay band, an ‘open market’ payment product that can be linked to any UK credit or debit card and used at over 300,000 contactless payment terminals across the UK

¡	Barclaycard Anywhere – an app linked to a mobile card-acceptance terminal using smartphone technology to enable SMEs and larger Corporates with distributed workforces to take card payments remotely

In addition we have focused on delivering value to our cardholders by offering sector-leading products to our global customer and client base, including:

¡	Barclaycard Arrival, our award-winning US travel rewards product, with over 250k active customers and more than $825m in loans only 21 months after launching

¡	Leading the ‘best-buy’ tables for balance transfers in the UK for the whole of 2014, giving consumers the best offer in the market daily

By providing simple solutions that offer clear value, work reliably and create emotional engagement we can become the ‘Go-To’ bank for consumer payments.

Market environment and risks

Barclaycard operates in multiple geographies and is therefore exposed to the benefits and risks of each. Changes in the environment of these various markets can cause headwinds as a result of fluctuations in interest and foreign currency rates, or because of competitor activity in our different product and geographical offerings. These headwinds could increase impairment on our books or result in reduced income and impact our credit and market risk appetite. We ensure we maintain our risk appetite at an appropriate level across each of the risk categories while reflecting the current environment. For example we continue to lend responsibly and only to those for whom credit is suitable.

While our future growth plans may pose some execution risk, as we expand and deliver our strategy, our diversified business model limits the potential impact from the risks described above and can open up new lines of opportunity.

2014 performance review

Profit before tax increased 13% to £1,339m. Strong growth in 2014 was delivered through a diversified consumer and merchant business model, with customer numbers increasing to 30m (2013: 26m) and asset growth across all geographies. Growth has been managed on a well-controlled cost base, with the business focusing on scale through insourcing of services, consolidation of sites and digitalisation, resulting in an improvement in the cost to income ratio to 43%. The business focus on risk management is reflected in stable 30 day delinquency rates and falling loan loss rates. The diversified and scaled business model has allowed the business to deliver a strong return on average equity of 16.0% (2013: 15.5%).

Total income increased 6% to £4,356m reflecting growth in the UK consumer and merchant, Germany and US businesses, partially offset by depreciation of average USD against GBP.

¡	Net interest margin decreased to 8.75% (2013: 8.99%) due to a change in product mix and the impact of promotional offers, partially offset by lower funding costs

¡	Net fee and commission income increased 2% to £1,286m due to growth in payment volumes

Credit impairment charges increased 8% to £1,183m due to asset growth and enhanced coverage for forbearance.

Total operating expenses increased 1% to £1,874m driven by costs to achieve Transform, partially offset by depreciation of average USD against GBP, and savings from insourcing of services, consolidating of sites and digitalisation.

Loans and advances grew 16% to £36.6bn reflecting growth across all geographies. RWAs increased 12% to £39.9bn as a result. Customer deposits increased 43% to £7.3bn, reflecting the deposit funding strategy in the US.

Our future priorities for Barclaycard

Barclaycard’s strategic intent is to go on delivering strong growth and contribute to Barclays becoming the ‘Go-To’ bank. We seek to achieve this through:

¡	Selective expansion where we can generate efficiencies and economies of scale

¡	Investing to accelerate momentum in market sectors and geographies where we already have acknowledged strength

¡	Creating sustainable relationships and using our skills to support our communities

¡	Ensuring our products and services lead the industry in transparency

¡	Continuing to be pioneers in the payments industry, offering consumers and retailers innovative ways to buy and sell

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Becoming ‘Go-To’ How we are doing

Africa Banking

Investment Bank ▶

How Africa Banking contributes to our Balanced Scorecard

Customer and client
¡	RBB & WIMI: Relationship NPS® 4th (Target 1st in 2018)
¡	CIB: Compound annual growth rate in client franchise contribution: 13% (Target 11% in 2018)

Colleague
¡	Sustained engagement of colleagues’ score: 73% (Target 84% in 2018)
¡	Women in senior leadership: 29.6% (Target 35% in 2018)
¡	Senior black management (EE) in S. Africa: 32.2% (Target 60% in 2018)

Citizenship
¡	42,876 SMEs supported with seminars, tools and training
¡	824 apprenticeships/learnerships
¡	£10m Community investment spend and over 14k colleagues mobilised to volunteer their time and expertise

Conduct
¡	Conduct reputation (YouGov survey): 7.4/10[a] (Target 7.7/10 in 2018)

Company
Contribution to the Group	2014	2013	2012

Income (£m)	3,664	4,039	4,314

Profit before tax (£m)	984	1,049	1,019

Adjusted ROE (%)	9.3	8.1	7.2

Loan loss rate (bps)	93	128	158

Loans and advances to customers (£bn)	35.2	34.9	41.2

Customer deposits (£bn)	35	34.6	39.7

Note a Botswana, Ghana, Kenya, South Africa and Zambia. Contribution to the Group’s total income

£3,664m Total income net of insurance claims decreased 9% on prior year. On a constant currency basis, it increased 7%.

Africa Banking is a diversified, full-service financial services provider.

What we do

We offer an integrated set of products and services across retail and business banking, corporate and investment banking, wealth management and insurance to almost 12 million customers in Africa. With our long-standing presence in 12 African markets and integration with Barclays Group globally, we offer deep local knowledge and presence, combined with the expertise and support of a global bank. By helping our customers and clients achieve their ambitions we play a key role in empowering and developing Africa.

Africa is the second fastest growing continent with clear potential for strong long-term economic growth. Our competitive advantage lies in our ability to combine global product knowledge with regional expertise and an extensive, well-established local presence. We translate this advantage into tangible benefits for customers and clients, and aim to become their bank of choice in Africa. In implementing this strategy, we are focused on turning around our retail and business banking operations, growing our corporate franchise across the continent, expanding our wealth, investment management and insurance offerings across Africa, as well as investing in and developing our talent. This will enable us to become ‘top 3’ by revenue in our five largest African markets – South Africa, Kenya, Ghana, Botswana and Zambia.

Market environment and risks

South Africa’s economic growth contracted due to prolonged mining strikes, the engineering sector strike and persistent electricity shortages. African markets outside South Africa remained resilient but growth slowed in some markets because of country-specific shocks, tighter monetary policy and weaker commodity prices.

This changing environment presents us with both opportunities and risks. Intensified regulatory and government intervention, while leading to increased compliance costs and complexity of doing business, supports a sound operating environment. Other risks stem from macro-economic headwinds; in South Africa, high levels of consumer indebtedness have resulted in banks’ tightened lending standards and economic growth is expected to remain sluggish. We have taken steps to manage our risk profile, monitoring execution risks carefully and closely tracking progress against our strategic initiatives. While South Africa remains the largest part of our business, operations in our other African geographies add diversity and the opportunity of higher growth to our portfolio. We are already seeing the benefits in our 2014 results.

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Investment Bank

◀ Africa Banking

2014 performance review

During 2014, we made good progress against the financial commitments we set out to the markets for 2016. In our African operations we have inceased our share of revenues from outside South Africa to 22.5% – within our targeted range – and are top 3 by revenue in 2 of our 5 largest markets. Our ROE increased to 9.3% and is on course to exceed 10%. Our increased cost to income ratio reflects the investments we made into the businesses.

We have simplified our product range and processes, continue to add value through additional services, improving the customer experience and introducing many digital innovations, from the Homeowners app in South Africa, allowing applicants to track progress of mortgage applications, to the launch of Barclays Mobile Banking in markets outside of South Africa.

We have also successfully implemented systems and infrastructure for corporate and business clients, such as Front Arena – an electronic trading platform – in eleven countries; BARX – our foreign exchange platform in nine countries; and Barclays.net – a streamlined and full-feature online banking channel is now operational in South Africa, Kenya and Uganda, which are all key geographical markets for our African business. We continue to expand our insurance business across the continent.

On a reported basis, total income net of insurance claims decreased 9% to £3,664m and profit before tax decreased 6% to £984m. Based on average rates, the ZAR depreciated against GBP by 18% in 2014. The deterioration was a significant contributor to the movement in the reported results of Africa Banking.

The discussion of business performance in the paragraph below is based on results on a constant currency basis unless otherwise stated. Profit before tax increased 13% to £984m, reflecting good growth in Corporate and Investment Banking (CIB) and Retail and Business Banking (RBB). CIB experienced strong income growth, driven by the corporate banking business outside of South Africa, and improved investment banking trading performance across Africa. Continued progress was made on the RBB South Africa turnaround strategy, with increased net fee and commission income growth in the second half of the year, and Wealth, Investment Management and Insurance delivered strong growth outside of South Africa due to expansion initiatives.

Loans and advances to customers grew 5% driven by strong CIB growth. Customer deposits grew 5% driven by RBB growth. RWAs increased 1% as growth in loans and advances was partially offset by ZAR depreciation against GBP.

Our future priorities

For Barclays Africa Group Limited, we are targeting an RoE of 18-20% and bringing our cost-to-income ratio down to the low 50s. For Africa Banking we aim to become top 3 by revenue in our five biggest markets and increasing the revenue share from outside South Africa to 20-25%. To achieve these targets, growth outside South Africa will be a priority for us and we will continue to focus on four areas:

¡	Turnaround our RBB franchise

¡	Grow our Corporate business across the continent

¡	Expand Wealth, Investment Management and Insurance into Africa

¡	Develop and invest in diversity and talent

How Investment Banking contributes to our Balanced Scorecard

Customer and client
¡	Voted best Investment Bank in the UK by Euromoney
¡	Ranked # 2 tied overall Fixed Income Market Share for third consecutive year by Greenwich Associates
¡	Advised on four of the top 10 global M&A deals in 2014, including the two largest

Colleague
¡	400 full-time graduates and 590 interns hired in 2014
¡	14% female senior leaders
¡	22 Diversity Networks in place with over 8,800 members

Citizenship
¡	Launched three socially responsible products in 2014: Barclays Women in Leadership Index and ETNs; Barclays Return on Disability ETNs and Barclays/MSCI Green Bond Benchmark Indices
¡	£5.9bn of clean-technology financing in 2014, including £2.3bn of Green Bond financing

Conduct
¡	Conduct Risk Committee launched and embedded with sub-committees focusing on Conflicts, Suitability, Submissions and Colleagues
¡	6,800 colleagues completed Conduct College training in 2014 representing over 99% of all front office employees

Company
Contribution to the Group	2014	2013[a]	2012

Income (£m)	7,588	8,596	9,104

Profit before tax (£m)	1,377	2,020	2,554

ROE (%)	2.7	8.2	9.6

Cost: income ratio (%)	82	77	71

Loans and advances to customers (£bn)	106.3	104.5	93.2

Total assets (£bn)	455.7	438.0	398.5

Note a 2013 adjusted income and PBT have been restated to exclude the Q213 £259m gain relating to assets not yet received from the US Lehman acquisition to aid comparability.
Contribution to the Group’s total income
£7,588m
Total income decreased 12% on prior year driven by difficult market-making conditions and continued low levels of activity.

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Barclays Non-Core ▶

The Investment Bank is a leading provider of advice, financing and risk management solutions to companies, governments and institutions worldwide.

What we do

We enable the movement of capital between those who need it, for example to grow their company or build new infrastructure, and those looking to generate a return on investment. In doing so we fund and facilitate global economic growth, helping millions of people to achieve their ambitions. Our business is split into three core areas:

¡	Markets: Provides execution, prime brokerage and risk management services across the full range of asset classes including equity and fixed income, currency and select commodity products

¡	Banking: Provides long-term strategic advice on mergers and acquisitions, corporate finance and strategic risk management solutions

¡	Research: Provides multi-asset class and macro-economic research delivering practical ideas to help our clients make informed investment decisions

Through this range of business activities we can provide Barclays with a diversity of income and risk, and deliver market execution services for customers and clients within other parts of the Group.

Market environment and risks

The changes made following the Strategy Update rebalance our business mix to improve returns, while ensuring that we continue to provide a holistic service to our target clients.

The portfolios in the Investment Bank now represent a lower market risk and we will continue to closely manage our market and credit risk appetite as the market environment evolves.

The environment is still challenging with low interest rates and reduced volatility impacting the Investment Bank. Alongside more structural regulatory change, including new capital and leverage requirements, this has put increasing pressure on the Investment Bank’s ability to deliver returns.

Changes resulting from new and impending regulation will continue to impact our business model. In particular, adapting our business framework in response to structural reform will be a key focus over the coming years as we seek to comply with both UK ring-fence and US Intermediate Holding Company legislation.

In addition the business continues to face conduct and litigation risk and we are further strengthening our control environment, evolving our culture and simplifying our products in order to minimise associated risks.

2014 performance review

Profit before tax decreased 32% to £1,377m. The Investment Bank continues to make progress on its origination-led strategy, building on leading positions in its home markets of the UK and US, whilst driving cost savings and RWA efficiencies. The business is focused on a simpler product set in Markets, which will enable it to build on existing strengths and adapt to regulatory developments. The business continued to execute this strategy despite difficult market-making conditions and continued low levels of activity. This has particularly impacted credit and interest rate products, resulting in an income decline across the Markets businesses. This decline was partially offset by improved banking performance and significant cost reductions as a result of savings from Transform.

Total income decreased 12% to £7,588m, including the impact of depreciation of average USD against GBP.

¡	Banking income increased 2% to £2,528m as lower fair value losses on hedges and higher interest offset lower fee income

¡	Markets income decreased 18% to £5,040m as:

–	Credit decreased 17% driven by reduced volatility and client activity
–	Equities decreased 11% due to lower client volumes
–	Macro decreased 24% reflecting subdued client activity and lower volatility in currency markets in the first half of the year

Total operating expenses decreased 6% to £6,225m reflecting a 9% reduction in compensation costs, business restructuring, continued rationalisation of the technology platform and real estate infrastructure, and depreciation of average USD against GBP. This was partially offset by increased cost to achieve Transform and litigation and conduct charges.

Total assets increased 4% to £455.7bn due to an increase in derivatives due to forward interest rates and a strengthening of USD against major currencies. RWAs reduced 2% to £122.4bn primarily driven by risk reductions in the trading book.

Our future priorities for Investment Banking

We seek to:

¡	Invest in key growth areas, with a particular focus on origination

¡	Simplify and standardise the macro business, while retaining the flexibility to create bespoke solutions for core clients

¡	Consolidate and optimise client balance sheet usage through the centralised Client Capital Management team

¡	Significantly simplify and reduce the cost of our infrastructure, standardising technology and processes across asset classes

¡	Continue to strengthen our control environment and approach to conduct risk

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Barclays Non-Core

◀ Investment Bank

Barclays Non-Core is responsible for the divestment of Barclays non-strategic assets and businesses.

Market, environment and risks

To divest BNC successfully we are partly dependent on external market factors. The income from our businesses and assets, the quantum of associated RWAs and finally market appetite for BNC components are all influenced by market environment. In addition, regulatory changes in the treatment of RWAs can significantly impact our ‘stock’ of RWAs. These factors, alongside continued regulatory change, mean the market environment in which BNC operates can have positive or negative consequences for our planned run-down profile.

BNC maintains a robust risk management framework to mitigate the risks inherent in our businesses and traded assets, however we may need to take further, currently unforeseen, actions to achieve our run-down objectives which may include incurring additional costs of exit, or a change in direction to our planned run-down trajectory.

Although the emphasis is on bringing down RWAs, reducing costs in BNC is also critical. We will be disciplined in ensuring we reduce both, although this may not always happen simultaneously.

2014 performance review

Loss before tax reduced 24% to £1,180m as BNC made good progress in exiting and running-down certain businesses and securities during 2014. This drove a £34.6bn reduction in RWAs, making substantial progress towards the BNC target reductions as outlined in the Strategy Update on 8 May 2014.

Total income net of insurance claims reduced 54% to £1,050m:

Company Contribution to the Group	2014	2013 as Restated	2012 as Restated
Income (£m)	1,050	2,293	3,207
Adjusted profit before tax (£m)	(1,180)	(1,562)	220
Adjusted ROE (%)	(4.1)	(7.2)	(1.1)
Loans and advances to customers (£bn)	63.9	81.9	99.1
Customer deposits (£bn)	21.6	29.3	31.9

Contribution to the Group’s total income
	£1,050m Total income net of insurance claims decreased 54% reflecting exiting and running-down of certain businesses and securities in 2014

What we do

Barclays Non-Core (BNC) was formed to oversee the divestment of Barclays’ non-strategic assets and businesses, releasing capital to stimulate strategic growth in our Core business.

BNC brings together businesses and assets that do not fit our client strategy, remain sub-scale with limited growth opportunities, or are challenged by the regulatory capital environment. Non-Core assets have been grouped together in BNC, comprising three main elements: principal businesses, securities and loans, and derivatives.

Several of the businesses managed within BNC are profitable and will be attractive to other owners.

All of BNC will be exited over time, through sale or run-off. Reducing the capital and cost base will help improve Group returns and deliver shareholder value.

Criteria for BNC

Two criteria were used to determine which businesses should be placed in BNC:

¡ Strategic fit: Businesses either not client-driven or operate in areas where we do not have competitive advantage

¡ Returns on both a CRD IV capital and leverage exposure: Capital and/or leverage-intensive businesses, unlikely to meet our target returns over the medium term

Almost 80% of BNC RWAs relate to the Non-Core Investment Bank at the creation of BNC. It includes the majority of our commodities and emerging markets businesses, elements of other trading businesses including legacy derivative transactions, and non-strategic businesses. The key Non-Core portfolios outside the Non-Core Investment Bank comprise the whole of our European retail business, some European corporate exposures and a small number of Barclaycard and Wealth portfolios.

BNC is run by a dedicated management team operating within a clear governance framework to optimise shareholder value and preserve maximum book value as businesses and assets are divested.

				¡	Businesses income reduced 27% to £1,101m due to the sale and run-down of legacy portfolio assets and the rationalisation of product offerings within the European retail business
				¡	Securities and Loans income reduced 82% to £117m primarily driven by the active run-down of securities, fair value losses on wholesale loan portfolios
				¡	Derivatives income reduced £321m to an expense of £168m reflecting the funding costs of the traded legacy derivatives portfolio and the non-recurrence of fair value gains in the prior year

Credit impairment charges improved 81% to £168m due to the non-recurrence of impairments on single name exposures, and improved performance in Europe, primarily due to improved recoveries and delinquencies in the mortgages portfolio.

Total operating expenses improved 29% to £2,011m reflecting savings from lower headcount and the results of the previously announced European retail restructuring.

Total assets decreased 8% to £471.5bn due to the run-down of legacy portfolio assets, offset by an increase in derivative assets, with a respective reduction in RWAs of £34.6bn to £75.3bn.

				Our future priorities for Barclays Non-Core (BNC)
				Barclays Non-Core seek to:
				¡	Manage BNC in accordance with Barclays’ Purpose and Values as we exit Non-Core business and assets, particularly in relation to our colleagues and clients
				¡	Optimise shareholder value of BNC traded assets and businesses, and act decisively when exit opportunities arise
				¡	Maintain a robust risk management framework at all times
				¡	Partner with Barclays Core business to ensure strong coordination in relation to exit plans
				¡	Be disciplined about costs while we run down Barclays Non-Core and ensure costs are eliminated from the Group

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Your Board has set a clear priority Building a business that generates strong, sustainable returns

Implementing fair and appropriate financial reward ▶

Chairman’s governance overview

Our key priority as a Board is clear: build a sustainable business that generates good returns for our shareholders over the long-term. Our role is to set Barclays’ strategic aims; provide the right leadership to achieve those aims; ensure consistent execution by monitoring performance and, above all, ensure that risk is managed appropriately and the business is well-controlled.

The Board sets direction and provides oversight and control, acting as an independent check and balance to the Executive team, whose responsibility it is to run the business. This relationship is only effective if it is built on mutual respect, with a common shared agenda and a shared perspective on what we are trying to achieve, and we saw that in evidence during 2014.

Setting strategic aims

Our overriding performance objective, which we set in February 2013, is to deliver a return on equity above the cost of equity on a sustainable basis. Faced with significant changes in the external environment since then, an important area of focus for your Board has been how we achieve that objective. In early 2014, the Executive team, led by Antony Jenkins, brought proposals to the Board, identifying the significant issues and the choices available to us. The Board challenged and tested these proposals and perspectives before concluding on the strategy on which we are all agreed, to rebalance Barclays and reposition the business for consistent returns and growth, which was announced on 8 May 2014. As a Board, we are united in our commitment to this plan.

Creating the right culture

Of course, how we do these things is just as important as what we do. Our goal is to create a Barclays that is doing business in the right way, exhibiting the right values. The Board has a vital role to play in setting the tone and the values – creating the culture – that will ultimately deliver sustainable success. Effective governance is therefore not simply about having a framework or processes in place: it is about people and how they interact. Ensuring that we have the right people leading Barclays and that they are appropriately rewarded and incentivised is vital. The Board Corporate Governance & Nominations Committee and Board Remuneration Committee oversee these important areas on behalf of the Board.

Monitoring performance

We continue to discuss and test each element of our strategy, not least because of further regulatory change, including Structural Reform, and the fundamental effect this will have on how we manage our capital, liquidity and risk. However, having refined our strategic aims, the Board’s focus is now on execution and supporting the Executive team

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in delivering against our agreed targets. The Board’s attention has been particularly focused on the progress being made against our financial targets, on the potential growth opportunities presented by our Core business and on continuing to reposition our Investment Banking business and reduce the size of our Non-Core business.

Management of risk and control

It is essential that we have a holistic view of all major risks facing Barclays, remaining vigilant with regard to both known and emerging risks and ensuring that we are strong enough to withstand any exogenous shocks. Our Board-level risk committees play a critical role in providing oversight of risk management and ensuring that our risk appetite and risk profile are consistent with and support our strategy to

Our Corporate Governance Framework

What the Board does, and how it does it, underpins the delivery of long-term sustainable success. This creates the framework within which the Executive team can lead the business and deliver the agreed strategy.

Leadership

The Board provides challenge, oversight and advice to ensure that we are doing the right things in the right way. The Board must also be attentive to the need to cultivate future leaders and ensure that robust succession plans are in place.

Effectiveness

The Board requires the right balance of expertise, skills, experience and perspectives to be effective. It also needs to have the right information, at the right time, so that it can engage deeply on how the business is operating, how the Executive team is performing and fully understand the risks and major challenges the business is facing. The performance of the Board, the Board Committees and the Directors is scrutinised each year in the Board Effectiveness Review.

Risk management and control

Understanding and managing our risks and continuously improving our controls are central to the delivery of our strategic aims. The Board’s risk committees play an active role in ensuring that we undertake well-measured, profitable risk-taking activity that supports long-term sustainable growth.

Remuneration

Remuneration decisions are aligned with and support the achievement of long-term value creation.

Engagement

Our wider societal responsibilities mean we are attentive to a broad set of stakeholders. We undertake regular engagement to maintain strong relationships.

deliver long-term, sustainable success. In light of our commitment to our Values, one of the areas of focus for the Board Audit Committee this year has been encouraging the deployment of a new method of assessing management’s approach and attitude to control issues. This new approach is helping set a higher standard for the internal control environment and less than satisfactory performance has direct implications in respect of performance assessment and remuneration.

Sir David Walker

Chairman

Your Board

Sir David Walker (75) Group Chairman

Antony Jenkins (53) Group Chief Executive; Executive Director

Mike Ashley (60) Non-executive Director

Tim Breedon (57) Non-executive Director

Crawford Gillies (58) Non-executive Director

Reuben Jeffery III (61) Non-executive Director

Wendy Lucas-Bull (61) Non-executive Director

John McFarlane (67) Non-executive Director (from 1.1.15)

Tushar Morzaria (46) Group Finance Director; Executive Director

Dambisa Moyo (46) Non-executive Director

Frits van Paasschen (53) Non-executive Director

Sir Michael Rake (67) Deputy Chairman and Senior Independent Director

Diane de Saint Victor (60) Non-executive Director

Sir John Sunderland (69) Non-executive Director

Steve Thieke (68) Non-executive Director

Board diversity

Our overriding duty is to maintain a strong, effective Board with strong, effective Directors. All appointments to the Board are therefore made on merit, taking into account the collective balance of skills, experience and diversity that the Board requires. Our Board Diversity Policy, which is available at barclays.com/corporategovernance sets out our policy and objectives for achieving diversity on the Board. At the end of 2014, there were 3 women on the Board (21%), compared to our target of 25% by the end of 2015.

Gender balance

31.12.14	3 Female Directors (21%) 11 Male Directors (79%)
31.12.13	3 Female Directors (20%)
12 Male Directors (80%)
31.12.12	1 Female Director (8%)
11 Male Directors (92%)

You can read more about the work of the Board and the Board’s Committees in the Governance section on page 33 of the Annual Report 2014 at barclays.com/annualreport

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Implementing fair and appropriate financial reward Balancing the financial contributions we seek to meet

The Committee remains focused on paying for sustainable performance, aligning remuneration with risk and delivering a greater proportion of the income we generate to our shareholders.

Consistent with this, between 2010 and 2014 the incentive pool has decreased by 47%.

Dear Shareholders

We recognise that remuneration is an area of particular importance and interest to shareholders and it is critical that we listen to and take into account your views. Accordingly, my meetings with major investors and shareholder representative groups have been helpful and meaningful, contributing directly to the decisions made by the Committee for 2014.

Performance and pay

An important principle which the Committee applies in its deliberations is that while Barclays will not pay staff more than we judge to be necessary, it is in shareholders’ interests that Barclays should pay for performance. Front of mind is that we determine the correct level of variable pay in a given year in order to maximise shareholder value over the medium term.

In May 2014 the update to the Group Strategy resulted in the creation of a Core business comprising four units: Personal and Corporate Banking, Barclaycard, Africa Banking, and the Investment Bank. This Core business represents the future of Barclays. Separately we established Barclays Non-Core, with the intention of disposing of the assets therein over time, assets which are no longer strategically attractive to Barclays.

This restructuring has enabled Barclays to strengthen performance across a range of metrics. The Group has delivered solid financial performance with adjusted profit before tax up 12% to £5,502m for 2014. In achieving this there have been particularly good results in Personal and Corporate Banking and Barclaycard. These results are partly offset by a reduction in Investment Bank adjusted profit before tax, as well as the impact of adverse currency movements in Africa Banking. Sustained progress is being made and the balance now present in the Group means that Barclays is a stronger business.

There has been considerable progress in strengthening the capital position of the Group with Common Equity Tier 1 (CET1) ratio of 10.3% and a leverage ratio of 3.7% at the end of the year. Adjusted operating expenses excluding costs to achieve Transform (ex CTA) are down by £1.8bn year on year, in line with target. Barclays Non-Core reduced Risk Weighted Assets by nearly a third, making substantial progress towards the target, and materially reduced its drag on returns.

In formulating our 2014 decisions on variable pay the Committee ensured that pay appropriately reflects financial performance delivered, both on an adjusted and statutory basis, but also rebalanced returns back towards shareholders. Performance against the commitments across the 5Cs of the Balanced Scorecard was also an important consideration.

While the 2013 decisions on incentives reflected the high global resignation rate for senior staff, the 2013 outcome helped to stabilise the position. There continue to be some areas of concern but these are more localised and had less bearing on 2014 pay decisions.

Consistent with that intent to rebalance returns, the incentive pool is significantly lower overall for 2014, down by more than £0.5bn or 22% in absolute terms at £1,860m compared to the incentive pool of £2,378m for 2013, against a backdrop of an increase in adjusted profit before tax year on year. The reduction in incentive pool is aligned to the reduction in statutory profit before tax which incorporates all conduct adjustments.

Part of the reduction in the incentive pool year on year is due to the introduction of Role Based Pay (RBP) in 2014. Nevertheless, on a like for like basis the incentive pool is down 11% on 2013. The introduction of RBP in 2014 meant that an additional accounting charge of c£250m was taken in the year, which would otherwise have been borne in future years under our previous remuneration structures.

The Investment Bank incentive pool is down 24% in absolute terms. This reduction is greater than the change in adjusted profit before tax (ex CTA) which is down 21%. For the reasons set out above, the introduction of RBP impacted profitability in the Investment Bank in 2014. Excluding the impact of RBP, Investment Bank adjusted profit before tax (ex CTA) would have been down by 12%. On a like for like basis, the Investment Bank front office incentive pool is down 12%.

Total compensation costs are down 8%, and the compensation to adjusted net income ratio for Barclays Group is at 37.7%, down from 38.7% in 2013. In the Core business the ratio is at 35.7%, an improvement of 50 basis points, and therefore tracking at the target level of mid-thirties. The average value of incentive awards granted per Group employee in 2014 is down 17% at £14,100 (2013: £17,000).

Following these 2014 decisions, the incentive pool has reduced by £1.62bn from £3.48bn in 2010, an overall reduction of 47%, while adjusted profit before tax over the same period is up 18% if the costs to achieve Transform are excluded. Over this period the compensation to adjusted net income ratio has reduced from 42.4% in 2010 to 37.7% in 2014.

Remuneration and Risk

As a Committee, we are committed to linking pay with performance and to making adjustments to remuneration to reflect risk and conduct events. Risk and conduct events are considered as part of the performance management process and reflected in incentive decisions for individuals. All employees have their performance assessed against objectives (the ‘what’) as well as demonstration of Barclays’ Values and Behaviours (the ‘how’). We have a clear process for making adjustments for poor conduct at an individual level. This is underpinned by a robust governance process overseen by the Remuneration Review Panel and this Committee. We remain absolutely focused on making the required and appropriate adjustments both to individual remuneration decisions as well as the overall incentive pool where required.

Although no resolutions have yet been reached with the relevant investigating authorities, the Committee has adopted a prudent approach in relation to any potential settlements in respect to the ongoing Foreign Exchange trading investigations. The 2014 incentive pool has, as a result, been adjusted downwards by the Committee. The Committee will, however, keep this matter under review.

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It is the Committee’s intention that individuals who are accountable, responsible or directly culpable for risk and conduct matters are subject to remuneration reductions as appropriate. This will include reductions to bonus and unvested deferred awards (i.e. malus reductions). While investigations are ongoing, individuals who are under investigation will be subject to suspensions of variable remuneration, in line with our Values and the expectations of our stakeholders including regulators. For current employees who are directly culpable, disciplinary action up to and including dismissal may also result.

Regulatory developments

Our 2014 variable pay decisions were taken against a background of significant regulatory developments and market pressures. Being a UK headquartered global organisation, Barclays is subject to UK regulatory requirements on remuneration clawback, which exceed what is required under CRD IV. This is in addition to EU developments including the introduction of the 2:1 maximum ratio of variable to fixed pay, as well as the extension of the scope of Material Risk Taker (MRT) identification. As the requirements apply to Barclays’ expanded MRT population globally, this creates significant adverse competitive consequences. The Committee is concerned by the challenges in attracting and retaining key staff needed to run the bank safely in all regions.

Key remuneration changes and decisions for executive Directors in 2014

Remuneration for executive Directors continues to be tied closely to our strategy and performance.

In considering the executive Directors’ 2014 performance against the Financial, Balanced Scorecard and personal measures set at the beginning of the year, the Committee has decided to award an annual bonus to Antony Jenkins of £1,100,000 (57% of maximum bonus) and to Tushar Morzaria of £900,000 (64% of maximum bonus). Further details are set out on pages 87 and 88 of the Annual Report 2014 at barclays.com/annualreport.

Based on the solid 2014 overall performance, and in particular the considerable progress made against the Group Strategy, we regard these bonuses as appropriate and deserved. In considering final bonus outcomes, executive accountability for significant Group-wide conduct issues including, for example, the ongoing Foreign Exchange investigations was taken into account. Our decisions also demonstrate that the principle of paying competitively and paying for performance applies equally to our most senior executives as it does to the rest of Barclays’ employees.

The Committee has agreed that the executive Directors’ fixed pay will remain unchanged for, and will not be reduced during, 2015. Antony Jenkins’ base salary will remain at £1,100,000 and he will also receive RBP unchanged at £950,000. Tushar Morzaria’s base salary will remain at £800,000 and he will also receive RBP unchanged at £750,000.

During the year, we also undertook a review of Barclays’ Long Term Incentive Plan (LTIP). We reviewed the performance measures to ensure they support our updated Strategy and align the interests of executives and shareholders. Following engagement with our shareholders, we have changed the financial measures for the LTIP award to be granted in 2015 and given them an increased weighting of 60%. The weighting of the Balanced Scorecard will be unchanged at 30% and Loan Loss Rate will remain as a risk measure but with a reduced weighting of 10%. Further details are set out on page 88 of the Annual Report 2014. The Committee decided to make awards under this LTIP cycle to both executive Directors with a face value at grant of 120% of their respective fixed pay at 31 December 2014.

We are not proposing any changes to the Directors’ Remuneration Policy which was approved at the 2014 AGM. Accordingly, our 2014 executive Director remuneration decisions are consistent with that approved Policy, which limits the maximum value of annual bonus and LTIP awards in accordance with the CRD IV 2:1 maximum ratio of variable to fixed pay. Clawback has been introduced with effect from 1 January 2015. Following the European Banking Authority (EBA) Opinion on allowances, the terms of RBP may need to be revised once further guidelines are available from the EBA.

Agenda for 2015

The Committee remains focused on controlling remuneration costs and ensuring that pay incentivises all of our employees to deliver sustained performance in a manner which is consistent with Barclays’ Values and Behaviours and in the long term interests of shareholders. The alignment of remuneration and risk will remain a priority. We expect to continue to have to navigate through a changing regulatory landscape and will engage constructively with regulators and shareholders as we do so.

Our remuneration report

I encourage you to read our full Remuneration report on pages 77 to 110 of the Annual Report 2014 at barclays.com/annualreport. The Remuneration report (other than the part containing the Directors’ Remuneration Policy) will be subject to an advisory vote by shareholders at the 2015 AGM.

On behalf of the Board

Sir John Sunderland

Chairman, Board Remuneration Committee

2 March 2015

What did we pay in 2014?

Adjusted profit before tax increased between 2013 and 2014 by 12%, while the absolute reduction in the Group incentive pool was 22%. After adjusting for the introduction of RBP, the reduction in the Group incentive pool would be 11%.

Group incentive pool

What earnings were distributed to shareholders in 2014?

Group compensation costs have reduced between 2013 and 2014 by 8% while dividends paid to shareholders have increased by 23%.

Shareholders

28 | Barclays PLC Strategic Report 2014	barclays.com/annualreport

Becoming ‘Go-To’ Running the company well

Executive Directors

Executive Directors: Single total figure for 2014 remuneration (audited)

The following table shows a single total figure for 2014 remuneration in respect of qualifying service for each executive Director together with comparative figures for 2013.

	Salary £000		Role Based Pay £000		Taxable benefits £000		Annual bonus £000		LTIP £000		Pension £000		Total £000

	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013

Antony Jenkins	1,100	1,100	950	–	100	138	1,100	–	1,854	–	363	364	5,467	1,602
Tushar Morzaria	800	171	750	–	95	14	900	1,200	–	–	200	43	2,745	1,428

The single total figure for 2014 for the executive Directors is higher than for 2013 since Antony Jenkins voluntarily declined a 2013 bonus and the current executive Directors had no LTIP vesting in 2013. Antony Jenkins has an LTIP award scheduled for release for the performance period 2012-2014 which is shown in the table. Tushar Morzaria joined the Board with effect from 15 October 2013 so his 2013 salary, pension and benefits relate to his part year qualifying service.

Additional information in respect of each element of pay for the executive Directors (audited)

Salary

Antony Jenkins is paid a salary of £1,100,000 per annum as Group Chief Executive. Tushar Morzaria has been paid a salary of £800,000 per annum since his appointment to the Group Finance Director role.

Role Based Pay (RBP)

With effect from 1 January 2014, both executive Directors received RBP. RBP is delivered quarterly in shares which are subject to a holding period with restrictions lifting over five years (20% each year). The value shown is of shares at the date awarded.

Taxable benefits

Taxable benefits include private medical cover, life and ill health income protection, tax advice, relocation, home leave related costs, car allowance and the use of a company vehicle and driver when required for business purposes.

Annual Bonus

Annual bonuses are discretionary and are typically awarded in Q1 following the financial year to which they relate. The 2014 bonus awards reflect the Committee’s assessment of the extent to which each of the executive Directors achieved their Financial (50% weighting) and Balanced Scorecard (35% weighting) performance measures and their personal objectives (15% weighting), and an holistic assessment of all other relevant factors.

A summary of the considerations and rationale for the bonus outcomes are set out below. For more information see pages 87 and 88 of the Annual Report 2014.

Financial (50% weighting)

The approach adopted for assessing financial performance is based on driving balanced performance outcomes across the financial measures – Adjusted profit before tax, Adjusted Costs ex CTA, CET1 ratio (fully loaded basis) and the leverage ratio, weighted 20%, 10%, 10%, 10% respectively (total of 50% weighting). In line with this, performance is initially assessed against a target range for each financial measure with a binary outcome i.e. below range (zero) and within range (100%). After this the Committee is required to apply discretion, considering all relevant factors, to ensure that the final outcome is appropriate.

As each financial target has been met or exceeded, a formulaic assessment of the current outcomes against financial measures implies a full 50% weighting (prior to the application of Committee discretion). There has been sustained and consistent progress made towards our 2016 Transform targets and Barclays has met all 2014 Transform financial and capital targets. Higher Group and Core adjusted profit before tax were driven by focused cost saving initiatives. Significant Non-Core run down throughout the year contributed to strengthening of Group capital and leverage ratios. Group adjusted profit before tax increased 12% to £5,502m. CET1 ratio increased to 10.3% (2013: 9.1%) demonstrating progress towards the 2016 Transform financial target in excess of 11%. The Leverage Ratio increased to 3.7% close to the 2016 Transform target to exceed 4%.

Balanced Scorecard (35% weighting)

Each of the five “Cs” of the Balanced Scorecard was assessed. Barclays has published its 2018 targets on page 11. There has been steady progress across the Balanced Scorecard towards our 2018 targets. There was however deterioration in the sustained engagement metric and the Relationship Net Promoter Score. The move in both metrics is predominately due to changes Barclays has undergone during 2014 with the Strategy Update affecting a structural change in the company. Based on an assessment of performance against 2014 Balanced Scorecard milestones, the Committee has agreed a 22% outcome out of a maximum of 35%.

Personal objectives (15% weighting)

In summary, Antony Jenkins has shown strong leadership throughout the year and has been fully committed to delivering on the Transform financial targets and on improving the control environment across the organisation during 2014. Tushar Morzaria had demonstrated a consistent strive for excellence and challenged the status quo where appropriate to drive results and achieve cost targets. For each of the Directors, the Committee judged that 11% of a maximum of 15% was appropriate.

barclays.com/annualreport	Barclays PLC Strategic Report 2014 | 29

Becoming ‘Go-To’ Running the company well

Overall summary

The initial performance assessment outcome was 83% for each of the Directors. The Committee subsequently used its discretion to reduce the overall outcome. The adjustment was considered appropriate in the context of an holistic assessment which recognised that, amongst other factors, while there has been solid financial performance and steady progress has been made on strategic repositioning, statutory profit before tax continues to be impacted by material conduct issues and there remains significant further work to be done to improve overall returns. This adjustment therefore also incorporated consideration of executive accountability for the significant Group-wide conduct issues that impacted Barclays in 2014 which included, for example, the ongoing Foreign Exchange trading investigations. The resulting 2014 bonus is £1,100,000 (57% of maximum bonus) for Antony Jenkins and £900,000 (64% of maximum bonus) for Tushar Morzaria.

60% of each executive Director’s 2014 bonus will be deferred in the form of an award under the Share Value Plan vesting over three years with one third vesting each year. 20% will be paid in cash and 20% delivered in shares. All shares (whether deferred or not deferred) are subject to a further six month holding period from the point of release. 2014 bonuses are subject to clawback provisions and, additionally, unvested deferred 2014 bonuses are subject to malus provisions which enable the Committee to reduce the vesting level of deferred bonuses (including to nil).

LTIP

Barclays LTIP amount included in Antony Jenkins’ 2014 single total figure is the value of the amount scheduled to be released in relation to the LTIP award granted in 2012 in respect of performance period 2012-2014. As Tushar Morzaria was not a participant in this cycle, the LTIP figure in the single figure table is shown as zero for him. Release is dependent on, amongst other things, performance over the period from 1 January 2012 to 31 December 2014. The performance achieved against the performance targets is as follows.

Performance measure	Weighting	Threshold	Maximum 100% vesting	Actual	% of maximum achieved

Return on Risk Weighted Assets (RoRWA)	60%	23% of award vests for average annual RoRWA of 1.1%	Average annual RoRWA of 1.6%	0.5%	0%

Loan loss rate	30%	10% of award vests for average annual loan loss rate of 93 bps	Average annual loan loss rate of 70 bps or below	60 bps	30%

Citizenship metrics	10%	Performance against the Barclays Citizenship strategy is assessed by the Committee to determine the % of the award that may vest between 0% and 10%		N/A	0%

The LTIP award is also subject to a discretionary underpin in that the Committee must be satisfied with the underlying financial health of the Group. The Committee was satisfied that this underpin was met, and accordingly determined that the award should be considered for release to the extent of 30% of the maximum number of shares under the total award. The shares are scheduled to be released in May 2015. 50% of any shares that are released (after deductions for income tax and social security contributions) are subject to a 12 month holding period.

Pension

Executive directors are paid cash in lieu of pension contributions. This is market practice for senior executives in comparable roles.

30 | Barclays PLC Strategic Report 2014	barclays.com/annualreport

Becoming ‘Go-To’ Running the company well

A focus on sound financial footings ▶

Chairman and non-executive Directors

Remuneration for non-executive Directors reflects their responsibility and time commitment and the level of fees paid to non-executive Directors of comparable major UK companies.

Chairman and non-executive Directors: Single total figure for 2014 fees (audited)

	Fees		Benefits		Total
	2014 £000	2013 £000	2014 £000	2013 £000	2014 £000	2013 £000

Chairman
Sir David Walker	750	750	19	17	769	767

Non-executive Directors
Mike Ashley[a]	213	39	–	–	213	39
Tim Breedon	240	183	–	–	240	183
Fulvio Conti[b]	37	110	–	–	37	110
Simon Fraser[c]	47	140	–	–	47	140
Crawford Gillies[d]	91	–	–	–	91	–
Reuben Jeffery III	160	124	–	–	160	124
Wendy Lucas-Bull[e]	105	25	–	–	105	25
Dambisa Moyo	151	129	–	–	151	129
Frits van Paasschen[f]	80	33	–	–	80	33
Sir Michael Rake	250	220	–	–	250	220
Diane de Saint Victor[g]	135	90	–	–	135	90
Sir John Sunderland	190	189	–	–	190	189
Steve Thieke[h]	131	–	–	–	131	–
David Booth[i]	–	185	–	–	–	185
Sir Andrew Likierman[j]	–	45	–	–	–	45

Total	2,580	2,262	19	17	2,599	2,279

Non-executive directors are reimbursed expenses that are incurred for business reasons. Any tax that arises on these reimbursed expenses is paid by Barclays.

The Chairman is provided with private medical cover and the use of a company vehicle and driver when required for business purposes.

Notes

a  Mike Ashley joined the Board as a non-executive Director with effect from 18 September 2013.

b  Fulvio Conti retired from the Board as a non-executive Director with effect from 24 April 2014.

c  Simon Fraser retired from the Board as a non-executive Director with effect from 24 April 2014.

d  Crawford Gillies joined the Board as a non-executive Director with effect from 1 May 2014.

e  Wendy Lucas-Bull joined the Board as a non-executive Director with effect from 19 September 2013.

f  Frits van Paasschen joined the Board as a non-executive Director with effect from 1 August 2013.

g  Diane de Saint Victor joined the Board as a non-executive Director with effect from 1 March 2013.

h  Steve Thieke joined the Board as a non-executive Director with effect from 7 January 2014.

i   David Booth retired from the Board as a non-executive Director with effect from 31 December 2013.

j   Sir Andrew Likierman retired from the Board as a non-executive Director with effect from 25 April 2013.

barclays.com/annualreport	Barclays PLC Strategic Report 2014 | 31

Becoming ‘Go-To’ Running the company well

A focus on sound financial footings To make sure our capital, liquidity and funding remain strong

◀ Implementing fair and appropriate financial reward

This page details a number of metrics the Group used to monitor financial performance.

2014 income statement review

In order to provide a more consistent basis for comparing business performance between periods, management assess performance on both an adjusted and statutory basis. Adjusted measures exclude items considered to be significant but not representative of the underlying business performance.

	2014	2013
	£m	£m

Core profit before tax	6,682	6,470
Non-Core loss before tax	(1,180)	(1,562)

Group Adjusted profit before tax	5,502	4,908
Own credit	34	(220)
Goodwill impairment	–	(79)
Provisions for PPI and interest rate hedging redress	(1,110)	(2,000)
Gains on US Lehman acquisition assets	461	259
Provision for ongoing investigations and litigation relating to Foreign Exchange	(1,250)	–
Loss on announced sale of the Spanish business	(446)	–
ESHLA valuation revision	(935)	–

Statutory profit before tax	2,256	2,868

Adjusted profit before tax increased 12% to £5,502m:

¡	Core income decreased 4% to £24,678m, reflecting a reduction in the Investment Bank and adverse currency movements in Africa Banking, partially offset by growth in Barclaycard and PCB. Non-Core income reduced to £1,050m (2013: £2,293m) following run-down and business disposals

¡	Core impairment charges decreased 8% to £2,000m, reflecting the improved economic environment in the UK and reduced impairment in South African mortgages. Non-Core impairment charges reduced £732m to £168m

¡	Total adjusted operating expenses were down 9% to £18,069m, driven by savings from Transform programmes, including a 5% net reduction in headcount, and currency movements

Statutory profit before tax decreased to £2,256m (2013: £2,868m) including the following material adjusting items:

¡	A valuation revision of £935m (2013: nil) has been recognised against the Education, Social Housing, and Local Authority (ESHLA) loan portfolio held at fair value in Barclays Non-Core. This is due to changes in discount rates applied in the valuation methodology

¡	An additional PPI redress provision of £1,270m based on an updated best estimate of future redress and associated costs, resulting in a full year net charge of £1,110m (2013: £2,000m) in relation to PPI and interest rate hedging redress

¡	A £1,250m (2013: nil) provision for ongoing investigations and litigation relating to Foreign Exchange

¡	A £461m gain (2013: £259m) on US Lehman acquisition asset

¡	A loss on the announced sale of the Spanish business of £446m, (2013: nil) which completed on 2 January 2015. Additional accumulated currency translation reserve losses of approximately £100m will be recognised on completion in the first quarter of 2015

Transform financial targets

	2014 £m	2013 £m

Barclays Group
CRD IV FL CET1 ratio >11.0% in 2016	10.3%	9.1%
Leverage ratio > 4.0% by 2016	3.7%	n/a
Dividend payout ratio of 40-50% of adjusted earnings over time	38%	42%
Barclays Core
Adjusted RoE >12% in Barclays Core by 2016	9.2%	11.3%
Adjusted operating expenses excluding costs to achieve Transform of less than £14.5bn in 2016	£15,105m	£16,377m
Barclays Non-Core
Drag on adjusted RoE <(3%) in the Non-Core division by 2016	4.1%	7.2%

BCBS 270 fully loaded leverage ratio

In line with regulatory requirements, from 30 June 2014 Barclays adopted the January 2014 BCBS 270 rules for leverage exposure to derive the related leverage ratio for the Group. The ratio is calculated as fully loaded Tier 1 Capital divided by BCBS 270 fully loaded leverage exposure.

The ratio increased to 3.7% (30 June 2014: 3.4%), reflecting a reduction in the leverage exposure of £120bn to £1,233bn and an increase in Tier 1 Capital to £46.0bn (30 June 2014: £45.4bn).

Dividend payout ratio

The dividend payout ratio is the percentage of earnings paid to shareholders in dividends and is calculated as a proportion of dividends paid relative to adjusted earnings per share as determined by the Board. The ability to pay dividends to shareholders demonstrates the financial strength of the Group. The 2014 dividend per share of 6.5p (2013: 6.5p) resulted in a dividend payout ratio of 38% (2013: 42%).

Operating expenses excluding costs to achieve Transform

Defined as adjusted total operating expenses excluding costs to achieve Transform. Adjusted operating expenses exclude provisions for PPI and interest rate hedging redress, provision for ongoing investigations and litigation relating to Foreign Exchange and goodwill impairment.

Barclays views operating expenses as a key strategic battleground for banks. Adjusted operating expenses excluding costs to achieve Transform decreased 10% to £16,904m for the Group, and decreased 8% to £15,105m for the Core.

The Barclays Core and Non-Core adjusted RoE and CRD IV fully loaded CET1 ratio financial commitments are included as the Group Company Balanced Scorecard measures. Refer to page 16 for further details.

These financial highlights provide an overview of 2014 performance. For further information on the results of the Group, please see our Financial review on page 221 of the Annual Report 2014 at barclays.com/annualreport

32 | Barclays PLC Strategic Report 2014	barclays.com/annualreport

Becoming ‘Go-To’ Running the company well

Financial performance on track Consolidated income statement

For the year ended 31 December	2014 £m	2013 £m
Continuing operations
Interest income	17,363	18,315
Interest expense	(5,283)	(6,715)
Net interest income	12,080	11,600
Fee and commission income	9,836	10,479
Fee and commission expense	(1,662)	(1,748)
Net fee and commission income	8,174	8,731
Net trading income	3,331	6,553
Net investment income	1,328	680
Net premiums from insurance contracts	669	732
Other income	186	148
Total income	25,768	28,444
Net claims and benefits incurred on insurance contracts	(480)	(509)
Total income net of insurance claims	25,288	27,935
Credit impairment charges and other provisions	(2,168)	(3,071)
Net operating income	23,120	24,864
Staff costs	(11,005)	(12,155)
Infrastructure costs	(3,443)	(3,531)
Administration and general expenses	(3,621)	(4,286)
Provision for PPI redress	(1,270)	(1,350)
Provision for interest rate hedging products redress	160	(650)
Provision for ongoing investigations and litigation relating to Foreign Exchange	(1,250)	–
Operating expenses	(20,429)	(21,972)
Share of post-tax results of associates and joint ventures	36	(56)
(Loss)/profit on disposal of subsidiaries, associates and joint ventures	(471)	6
Gain on acquisitions	–	26
Profit before tax	2,256	2,868
Taxation	(1,411)	(1,571)
Profit after tax	845	1,297

Attributable to:
Equity holders of the parent	(174)	540
Other equity holders	250	–
Total equity holders	76	540
Non-controlling interests	769	757
Profit after tax	845	1,297

	p	p
Earnings per share
Basic (loss)/earnings per share	(0.7)	3.8
Diluted (loss)/earnings per share	(0.7)	3.7

barclays.com/annualreport	Barclays PLC Strategic Report 2014 | 33

Becoming ‘Go-To’ Running the company well

A solid capital base Consolidated balance sheet

As at	31 December 2014 £m	31 December 2013 £m
Assets
Cash and balances at central banks	39,695	45,687
Items in the course of collection from other banks	1,210	1,282
Trading portfolio assets	114,717	133,069
Financial assets designated at fair value	38,300	38,968
Derivative financial instruments	439,909	350,300
Available for sale investments	86,066	91,756
Loans and advances to banks	42,111	39,422
Loans and advances to customers	427,767	434,237
Reverse repurchase agreements and other similar secured lending	131,753	186,779
Prepayments, accrued income and other assets	3,607	3,920
Investments in associates and joint ventures	711	653
Property, plant and equipment	3,786	4,216
Goodwill and intangible assets	8,180	7,685
Current tax assets	334	219
Deferred tax assets	4,130	4,807
Retirement benefit assets	56	133
Non current assets classified as held for disposal	15,574	495
Total assets	1,357,906	1,343,628
Liabilities
Deposits from banks	58,390	55,615
Items in the course of collection due to other banks	1,177	1,359
Customer accounts	427,704	431,998
Repurchase agreements and other similar secured borrowing	124,479	196,748
Trading portfolio liabilities	45,124	53,464
Financial liabilities designated at fair value	56,972	64,796
Derivative financial instruments	439,320	347,118
Debt securities in issue	86,099	86,693
Subordinated liabilities	21,153	21,695
Accruals, deferred income and other liabilities	11,423	12,934
Provisions	4,135	3,886
Current tax liabilities	1,021	1,042
Deferred tax liabilities	262	373
Retirement benefit liabilities	1,574	1,958
Liabilities included in disposal groups classified as held for sale	13,115	–
Total liabilities	1,291,948	1,279,679

Total equity
Called up share capital and share premium	20,809	19,887
Other equity instruments	4,322	2,063
Other reserves	2,724	249
Retained earnings	31,712	33,186
Total equity excluding non-controlling interests	59,567	55,385
Non-controlling interests	6,391	8,564
Total equity	65,958	63,949
Total liabilities and equity	1,357,906	1,343,628

34 | Barclays PLC Strategic Report 2014	barclays.com/annualreport

Shareholder information Your Barclays shareholding

Key dates
2 April 2015	Final dividend payment date
23 April 2015	Annual General Meeting
22 June 2015[a]	First interim dividend payment date
14 September 2015[a]	Second interim dividend payment date
4 December 2015[a]	Third interim dividend payment date

Annual General Meeting (AGM)

This year’s AGM will be held at the Royal Festival Hall, Southbank Centre, Belvedere Road, London SE1 8XX on Thursday, 23 April 2015 at 11.00am.

The Chairman and Chief Executive will update shareholders on our performance in 2014 and our goals for 2015. Shareholders will also have the opportunity to ask the Board questions at the meeting.

  You can find out more at barclays.com/agm

Barclays at 325: a curated exhibition

In 2015 Barclays will be 325 years old. This longevity is an extraordinary achievement, especially against the backdrop of multiple financial crises, international conflicts, and the agricultural, industrial and now technological revolution.

Two years into one of the most intensive periods of transformation in Barclays’ history, we have an opportunity to reflect on just how far we’ve come. Not just since 2012, but since 1690.

To help us do this, Professor Leslie Hannah, co-author of Barclays: The Business of Banking 1690 – 1996, has curated a special 325th anniversary exhibition to be displayed at this year’s AGM.

From pioneering international trade finance and large-scale branch banking, to the world’s first cash machine and mobile cheque deposit technology, the exhibition will track Barclays’ evolution over 325 years.

Note

a	Please note that these dates are provisional and subject to change.

Dividends

We target a 40% to 50% payout ratio over time. We expect to target a 40% payout ratio in the short term as we focus on capital accretion.

How do Barclays shareholders receive their dividends?

As at 31 December 2014, Barclays shareholders received their dividends in the following ways:

50%	Bank account
29%	Cheque
21%	New shares

You can choose how you would like to receive your Barclays dividends – save time and receive your dividends faster

You can have your dividends paid directly into your bank or building society account. It is easy to set up and your money will be in your bank account on the dividend payment date. If you hold 2,500 shares or less, you can provide your bank or building society details quickly and easily over the telephone using the Equiniti contact details overleaf. If you hold more than 2,500 shares, please write to Equiniti.

Scrip Dividend Programme (the Programme)

Shareholders can choose to have their dividends reinvested in new ordinary Barclays shares through the Programme. More information, including the Programme Terms and Conditions and application form, are available on our website.

  To find out more, contact Equiniti or visit barclays.com/dividends

Unclaimed dividends

We are aware that some shareholders do not keep their personal details on the share register up to date. Therefore, during 2014, we conducted a tracing process to reunite over 14,000 shareholders who lost contact with us, with their unclaimed dividends. At the end of 2014, we had returned over £2m of unclaimed dividends to our shareholders.

Action for shareholders

Keep your personal details up to date

Please remember to tell Equiniti if:

¡	You move house
¡	You need to update your bank or building society details

If you are a Shareview member, you can update your bank or building society account or address details online. If you hold 2,500 shares or less, you can update details quickly and easily over the telephone using the Equiniti contact details overleaf. If you hold more than 2,500 shares you will need to write to Equiniti. You must provide a copy of your share certificate, Sharestore statement or most recent dividend tax voucher. If these are not available, you will need to provide a copy of a utility bill or bank statement dated in the last three months.

Duplicate documents

If you receive duplicate documents and split dividends on your Barclays shares, this may be because you have more than one account on the Barclays share register.

  If you think that this affects you and you would like to combine your shareholdings, please contact Equiniti.

barclays.com/annualreport	Barclays PLC Strategic Report 2014 | 35

Shareholder information Useful contact details

Shareview

You do not have to receive paper shareholder information. Many Barclays shareholders go online to manage their shareholding and find out about Barclays’ performance. Shareview members receive the latest updates from Barclays directly by email.

Shareholder Security

Shareholders should be wary of any unsolicited investment advice and offers to buy shares at a discounted price. These fraudsters use persuasive and high-pressure tactics to lure shareholders into scams. The Financial Conduct Authority (FCA) has found that victims of share fraud are often seasoned investors, with victims losing an average of £20,000, resulting in total losses annually of around £200m. Please keep in mind that firms authorised by the FCA are unlikely to contact you out of the blue with an offer to buy or sell shares. You should think about getting independent financial or professional advice before you hand over any money.

  Report a scam. If you suspect you have been approached by fraudsters please tell the FCA using the share fraud reporting form at fca.org.uk/scams. You can also call the FCA Helpline on 0800 111 6768 or through Action Fraud on 0300 123 2040.

ShareGift your shares

Shareholders with small holdings of shares, whose value makes them uneconomic to sell, may wish to donate them to ShareGift, the share donation charity (registered charity number 1052686).

  Further information about ShareGift and the charities it has supported may be obtained from their website, sharegift.org

Equiniti

  The Barclays share register is maintained by Equiniti. If you have any questions about your Barclays shares, please contact Equiniti: shareview.co.uk

Equiniti
0871 384 2055[a] (in the UK)
+44 121 415 7004 (from overseas)
0871 384 2255[a] (for the hearing impaired in the UK)
+44 121 415 7028 (for the hearing impaired from overseas)
Aspect House
Spencer Road
Lancing
West Sussex
BN99 6DA

Shareholder Relations

  To give us your feedback or if you have any questions, please contact: privateshareholderrelations@barclays.com

Shareholder Relations
Barclays PLC
1 Churchill Place
London
E14 5HP

American Depositary Receipts (ADRs)

  If you have any questions about ADRs, please contact J.P. Morgan: jpmorgan.adr@wellsfargo.com or visit adr.com

J.P. Morgan Shareholder Services
+1 800 990 1135 (toll free in US and Canada)
+1 651 453 2128 (outside the US and Canada)
+1 651 453 2133 (for the hearing impaired)
JPMorgan Chase Bank N.A.
PO Box 64504
St Paul
MN 55165-0854
USA

Share price

  Information on the Barclays share price and other share price tools are available at: barclays.com/investorrelations

Alternative formats

Shareholder documents can be provided in large print, audio CD or braille free of charge by calling Equiniti.

0871 384 2055[a] (in the UK)

+44 121 415 7004 (from overseas)

Audio versions of the Strategic Report will also be available at the AGM.

Note

a	Calls cost 8p per minute plus network extras. Lines open 8.30am to 5.30pm Monday to Friday, excluding public holidays.

36 | Barclays PLC Strategic Report 2014	barclays.com/annualreport

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Barclays PLC Pillar 3 Report 2014

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group’s plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group’s future financial position, income growth, assets, impairment charges and provisions, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend pay-out ratios), projected levels of growth in the banking and financial markets, projected costs or savings, original and revised commitments and targets in connection with the Transform Programme and Group Strategy Update, run-down of assets and businesses within Barclays Non-Core, estimates of capital expenditures and plans and objectives for future operations, projected employee numbers and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under International Financial Reporting Standards (IFRS), evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules (including with regard to the future structure of the Group) applicable to past, current and future periods; UK, US, Africa, Eurozone and global macroeconomic and business conditions; the effects of continued volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of the Group; the potential for one or more countries exiting the Eurozone; the impact of EU and US sanctions on Russia; the implementation of the Transform Programme; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group’s control. As a result, the Group’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, and expectations set forth in the Group’s forward-looking statements. Additional risks and factors are identified in our filings with the SEC including our Annual Report on Form 20-F for the fiscal year ended 31 December 2013, which are available on the SEC’s website at sec.gov and in our Annual Report for the fiscal year ended 31 December 2014, which is available on the Barclays Investor Relations website at barclays.com/investorrelations.

Any forward-looking statements made herein speak only as of the date they are made and it should not be assumed that they have been revised or updated in the light of new information or future events. Except as required by the Prudential Regulation Authority, the Financial Conduct Authority, the London Stock Exchange plc (the LSE) or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Barclays’ expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has published or may publish via the Regulatory News Service of the LSE and/or has filed or may file with the SEC, including the 2014 20-F.

Contents See page 179 for an index of all risk disclosures in the Pillar 3 and Annual Reports	Page

Barclays’ Pillar 3 report	2

Summary of risk profile	3

Notes on basis of preparation	5

Scope and application of Basel rules	6

Risk and capital position review
¡ Group capital resources, requirements and CRD IV comparatives	15
¡ Analysis of credit risk	35
¡ Analysis of counterparty credit risk	67
¡ Analysis of market risk	71
¡ Analysis of securitisation exposures	84
¡ Analysis of operational risk	95

Barclays’ approach to managing risks
¡ Risk management strategy, governance and risk culture	99
¡ Management of credit risk and the internal ratings-based approach	111
¡ Management of counterparty credit risk and credit risk mitigation techniques	132
¡ Management of market risk	136
¡ Management of securitisation exposures	147
¡ Management of operational risk	151
¡ Management of funding risk	155
¡ Management of reputational, conduct and environmental risks	160

Appendices
¡ Appendix A – PD, LGD, RWA and EAD by country	166
¡ Appendix B – Disclosure on asset encumbrance	169
¡ Appendix C – Disclosures on remuneration	170
¡ Appendix D – CRD IV reference	172
¡ Location of risk disclosures	179
¡ Index of tables	181

A glossary of terms and remuneration disclosures can be found at: barclays.com/annualreport

barclays.com/annualreport	Barclays PLC Pillar 3 Report 2014 | 1

Barclays Pillar 3 report

Robert Le Blanc	Tushar Morzaria
Chief Risk Officer	Group Finance Director

‘The continued strengthening of Group capital and leverage ratios reflects the strong progress accomplished this year in rebalancing the Group.’

Capital position and risk management in 2014

Our annual disclosures contain extensive information on risk as well as capital management. The Pillar 3 report provides a detailed breakdown of Barclays’ regulatory capital adequacy and how this relates to Barclays’ risk management:

¡	RWAs reduced £40.6bn to £401.9bn during the year, driven by a £35bn reduction in Barclays Non-Core (BNC)

¡	CRD IV fully loaded Common Equity Tier 1 (CET1) ratio increased to 10.3% (2013: 9.1%) driven by both capital accretion to £41.5bn (2013: £40.4bn) and the £35bn reduction in BNC risk weighted assets to £75bn

¡	The sale of the Spanish business, completed on 2 January 2015, would increase the CRD IV fully loaded CET1 ratio to 10.5%

¡	The BCBS 270 leverage ratio increased to 3.7% (30 September 2014: 3.5%) driven by a significant reduction in exposure to £1,233bn (30 September 2014: £1,324bn).

Barclays Non-Core was created as part of the execution of our Transform strategy:

¡	BNC was created to group together those assets that are not strategically attractive to Barclays either because of structural shifts in the external environment or because they remain too small with limited opportunities for growth within our Group

¡	BNC RWAs reduced £35bn to £75bn, reflecting the disposal of businesses, run-down and exit of securities and loans, and derivative risk reductions

¡	BNC is subject to the same robust risk management framework as Barclays core businesses.

We saw strong improvements in credit performance in both the core businesses and Barclays Non-Core, as well as reduced levels of market risk. Legacy conduct issues remain a key focus for the Group;

¡	In Barclays core businesses, credit impairment charges improved 8% to £2bn reflecting lower impairments in PCB

¡	In BNC, credit impairment charges improved 81% to £0.2bn, driven by the non-recurrence of impairments on single name exposures, lower charges on the wholesale portfolio, provision releases and improved underlying performance in Europe

¡	Market risk levels reduced following risk exposure reductions in BNC, and lower volatility in financial markets. Related RWAs reduced 28% to £52.1bn while average value at risk was 24% lower than the previous year

¡	Litigation and conduct issues remained a key focus, to ensure Barclays provide suitable products and services for its customers and clients. Conduct risk management is being further embedded in our strategy setting and decision making process, putting customers and market integrity at the heart of our business.

We continue to make strong progress in embedding the elements of a sound risk culture including the Enterprise Risk Management Framework (ERMF):

¡	As part of the implementation of the ERMF the second line of defence has been more clearly defined and strengthened, notably with regards to the oversight of Treasury as well as Operations and Technology

¡	We launched the Barclays Way code of conduct in 2013. The code was updated in 2014 with 98% of our colleagues attesting to the Barclays Way as at the end of 2014

¡	For 2015, focus will be on continuing to strengthen the management of conduct and operational risk, including the implementation of a new global system to capture risk events.

2 | Barclays PLC Pillar 3 Report 2014	barclays.com/annualreport

Summary of risk profile

This section presents a high-level summary of Barclays’ risk profile and its interaction with the Group’s risk appetite. Please see page 179 for a comprehensive index of all risk disclosures.

The Board makes use of the Risk Appetite Framework to set appetite, and continuously monitors existing and emerging risks:

The Group sets its risk appetite in terms of performance metrics as well as a set of mandate and scale limits to monitor risks. During 2014, the Group’s performance was in line with Risk Appetite. The following risk metrics reflect the Group’s risk profile:

Common Equity Tier 1 ratio (see page 16)

10.3%	2013: 9.1%

Common Equity Tier 1 Capital (see page 16)
£41.5bn	2013: £40.4bn

Risk weighted assets (see page 23)
£401.9bn	2013: £442bna

Return on average shareholder equity
(see page 223 of the 2014 Annual Report)
5.1%	2013: 4.1%

BCBS 270 leverage ratio (see page 34)
3.7%	Sept. 2014: 3.5%

Liquidity coverage ratio
(see page 194 of the 2014 Annual Report)
124%	2013: 96%

Loan loss rate (see page 113)
46bps	2013: 64bps

Management Value at Risk (see page 74)
£22m	2013: £29m

Operational risk RWAs (see page 96)
£56.7bn	2013: £54.3bn

Note

a	2013 CRD IV RWAs include a £6.9bn revision following the full implementation of CRD IV reporting, as disclosed in the 30 June 2014 Result Announcements
¡	CRD IV fully loaded CET1 ratio increased significantly during the period to 10.3% (2013: 9.1%) reflecting an increase in CET1 capital of £1.1bn to £41.5bn and a £40.6bn decrease in RWAs to £402bn

¡	The decrease in RWAs was mainly driven by £35bn reductions in BNC to £75bn reflecting the disposal of businesses, run-down and exit of securities and loans, and derivatives risk reductions. The sale of the Spanish business, completed on 2 January 2015, would decrease RWAs further by £5.0bn

¡	The BCBS 270 leverage ratio increased to 3.7% (30 September 2014: 3.5%), reflecting a reduction in exposure of £91bn to £1,233bn, driven by a seasonal reduction in settlement balances

¡	Loan loss rate fell to 46bps (2013: 64bps). This reflects the improving or stable performance trends across the majority of the portfolios; it is the lowest annual rate since 1998 and significantly below the longer term average

¡	Average management value at risk (VaR) for the Group fell by 24% to £22m (2013: £29m), with all individual risk type components reducing year on year, particularly credit spread and basis risks

¡	Operational risk RWAs increased 4.3% to £56.7bn (2013: £54.3bn) driven by risk events impacting Barclays and the wider industry. These partly reflect litigation and conduct issues that remain a key focus for the Group.

Another component of the Group’s risk appetite is a set of mandate and scale limits to help mitigate concentration risk, keep business activities within our mandate and allow Barclays to remain of an appropriate scale. During 2014, Barclays paid particular attention to BNC assets, mitigating the risk of large single-name losses and limiting exposure to specific sectors and geographies.

Please see page 106 for a discussion of risk appetite, and page 115 of the 2014 Annual Report for a discussion of material and emerging risks.

The Pillar 3 report provides detailed regulatory risk measures that reflect the Group’s risk profile and strategy. 2014 measures show the progress accomplished in rebalancing the Group’s risk profile as follows:

	2014	2013
1 Credit risk 2 Counterparty credit risk 3 Market risk 4 Operational risk	£244.0bn £49.1bn £52.1bn £56.7bn	£255.4bn £60.1bn £72.7bn £54.3bn

1.	Credit risk decreased 4.5% to £244.0bn (2013: £255.4bn), primarily driven by disposal businesses within BNC, as well as changes to the treatment of high quality liquidity pool assets, partly offset by asset growth in retail businesses

2.	Counterparty credit risk decreased 18% to £49.1bn (2013: £60.1bn), primarily driven by reduced exposure to derivatives within the Investment Bank and BNC

3.	Market risk decreased 28% to £52.1bn (2013: £72.7bn), driven by risk reductions and reduced sovereign exposure in the trading book, particularly within the Investment Bank and BNC

4.	Operational risk increased 4% to £56.7bn (2013: £54.3bn), reflecting operational risk events impacting Barclays and the wider banking industry.

We hold RWAs for credit (discussed on page 35), market (page 71), and operational (page 95) risks. See page 23 for the main drivers of movements for each of these risk types.

barclays.com/annualreport	Barclays PLC Pillar 3 Report 2014 | 3

Summary of risk profile

	2014	2013
1 Personal and Corporate Banking 2 Barclaycard 3 Africa Banking 4 Investment Bank 5 Head Office and Other Operations 6 Barclays Non-Core	£120.2bn £39.9bn £38.5bn £122.4bn £5.6bn £75.3bn	£118.3bn £35.7bn £38.0bn £124.4bn £16.2bn £109.9bn

RWAs decreased 9.2% to £401.9bn (2013: £442.5bn).

1.	PCB increased 2% to £120.2bn (2013: £118.3bn), primarily driven by growth in mortgage and corporate lending

2.	Barclaycard increased 12% to £39.9bn (2013: 35.7bn), primarily driven by growth in loans and advances to customers

3.	Africa Banking increased 1% to £38.5bn (2013: £38.0bn), primarily driven by growth in loans and advances to customers, partially offset by the depreciation of ZAR against GBP

4.	Investment Bank decreased 2% to £122.4bn (2013: £124.4bn) primarily driven by risk reductions in the trading book, partially offset by the implementation of a revised credit risk model for assessing probability of counterparty default

5.	Head Office decreased 65% to £5.6bn (2013: £16.2bn), including receipt of certain US Lehman acquisition assets and a £6.9bn revision to 2013 RWAs following full implementation of CRD IV

6.	BNC RWAs decreased 31% to £75.3bn (2013: £109.9bn), reflecting the disposal of businesses, run-down and exit of securities and loans, and derivative risk reductions.

4 | Barclays PLC Pillar 3 Report 2014	barclays.com/annualreport

Notes on basis of preparation

Pillar 3 report regulatory framework

The Pillar 3 report is prepared in accordance with the Capital Requirements Regulation and Directive IV (‘CRR’ and ‘CRD IV’, also known as the ‘CRD IV legislative package’). In particular, articles 431 to 455 of the CRR specify the Pillar 3 framework requirements. The CRD IV legislative package came into force on 1 January 2014.

See ‘Application of the Basel framework’ on page 7 for a more detailed description.

Changes in the 2014 Pillar 3 report

The implementation of CRD IV on 1 January 2014 introduced changes to the basis of preparation and disclosure requirements. Changes to Pillar 3 in 2014 include the disclosure of:

¡	Encumbered assets, as shown in Appendix B, page 169

¡	IRB data per country of operation is included in Appendix A, from page 166. Note that we only include countries that represent up more than 1% of the exposure total for any given asset class

¡	Certain remuneration disclosures are presented in Appendix C on page 170. They complement information contained in the Directors’ remuneration report (DRR) of the 2014 Annual Report (from page 77)

¡	More detailed terms and conditions of capital resources. A worksheet is available on the Barclays Investor Relations website (barclays.com/annualreport). A summary table is presented on page 20.

See Appendix D on page 172 for a CRD IV reference.

Previous years’ comparatives

The comparatives have been restated to reflect changes in the Group structure as detailed in our announcement on 10 July 2014, (barclays.com/barclays-investor-relations/results-and-reports.html). Balance sheet comparatives have also been restated to adopt the offsetting amendments to ‘IAS 32, Financial Instruments: Presentation’. Finally, the basis of preparation of the leverage ratio tables has been updated to be consistent with guidance contained in the BCBS 270 ‘Basel III Leverage Ratio Framework and Disclosure Requirements’, issued in January 2014 by the Basel Committee on Banking Supervision.

CRD IV came into force on 1 January 2014, which changed the basis of preparation for capital requirement metrics (e.g. EAD, RWAs). A separate section (see pages 15 to 34) presents capital resources and requirements at a business and asset class level showing 2013 comparatives on a CRD IV basis. Elsewhere, comparatives are shown on a CRD III basis (as indicated in table headings). Commentaries to the table indicate where year-on-year movements are driven by regulatory changes as opposed to the impacts of changing risk profiles or business drivers.

In addition, under CRD IV, a new asset class called ‘equity positions’ has been incorporated under the Standardised approach. It is defined in article 133 of the CRR, and includes debt instruments with economic features similar to equities.

The section ‘Group capital resources, requirements and CRD IV comparatives’ from page 15 for previous year comparatives prepared according to CRD IV rules.

Presentation of risk data in the Pillar 3 disclosures vs. the Annual Report

Pillar 3 discloses Barclays’ assets in terms of exposures and capital requirements. For the purposes of this document:

Asset/exposure classes

Throughout this report, tables show credit exposures or capital requirements split into various exposure classes (for instance, industry or type of borrower). Some of these classes are specified in CRD IV. Where the regulations are not explicit, such as in industry and geographic analyses, Barclays shows exposure class splits at an appropriate level of granularity.

Credit losses

Where impairment or losses are disclosed within this document, Barclays has followed the IFRS definitions used in the Annual Report.

Scope of application

Where this document discloses credit exposures or capital requirements, Barclays has followed the Scope of application of its Pillar 1 capital adequacy calculations (unless noted otherwise).

Definition of credit exposures

¡	Credit exposure, or ‘Exposure at Default’ (EAD) is defined as the estimated amount at risk in the event of a default (before any recoveries) or through the decline in value of an asset. This estimate takes account of contractual commitments related to undrawn commitments

¡	In contrast, an asset in the Group’s balance sheet is reported as a drawn balance only. This is one of the reasons why exposure values in the Pillar 3 report will differ from asset values as reported in the Annual Report.

Table 17 provides a reconciliation between IFRS and EAD for credit risk. Tables 36 to 42 provide a reconciliation between the IFRS impairment provision and the regulatory impairment allowance.

Policy, validation and sign-off

Throughout the year ended 31 December 2014, and to date, Barclays has operated a system of risk management and internal control, which provides reasonable assurance over the information disclosed in this report as well as with regards to compliance with laws and regulations.

See Appendix D for a reference to Barclays’ compliance with CRD IV.

This report was validated and approved internally by Barclays in line with its Pillar 3 Policy. Businesses attest to the accuracy of their data. Consistency checks and reconciliations are performed with accounts and regulatory returns.

The Pillar 3 policy, approved by the Board, also requires that Barclays’ external disclosures (which include the Pillar 3 report, interim management statements, and the Annual Report) convey its risk profile comprehensively, subject to the information being material and not proprietary nor confidential. The policy also covers frequency of disclosures.

During the publication process the report is subject to reviews by Barclays’ Legal and Technical Committee. This committee is responsible for reviewing the Group’s financial reports and disclosures to ensure that they are for purpose for external disclosures, and reports its conclusions to the Disclosure Committee.

The Disclosure Committee, which is chaired by the Group Finance Director, considers the content and accuracy of the disclosures, reporting its conclusions to Barclays Executive Committee and the Board Audit Committee (BAC). The BAC provides the final review and approval.

This governance process is in place to ensure both management and the Board are given sufficient opportunity to review and challenge the Group’s financial statements and other significant disclosures before they are made public.

barclays.com/annualreport	Barclays PLC Pillar 3 Report 2014 | 5

Scope and application of Basel rules

This section explains the scope of application of Basel rules in relation to capital adequacy.

¡	Figure 1 shows a representation of Barclays’ entities within the scope of regulatory consolidation and how this differs from IFRS consolidation

¡	Table 1 shows how IFRS balances contribute to the regulatory scope of consolidation on a line-by-line basis

¡	The regulatory risk type associated with each balance sheet line is indicated in table 2

¡	Tables 3 and 4 show the scope of permission of calculation approaches that summarises the various approaches to calculate risk weighted assets, and Barclays’ permission to use them.

6 | Barclays PLC Pillar 3 Report 2014	barclays.com/annualreport

Scope of application of Basel rules

Application of the Basel framework

Overview of Pillar 3

Barclays has applied the Basel framework since its implementation. The framework is made up of three pillars:

Pillar 1:

covers the calculation of risk weighted assets for credit risk, counterparty credit risk, market risk and operational risk

Pillar 2:

covers the consideration of whether additional capital is required over and above the Pillar 1 risk calculations. A firm’s own internal models and assessments support this process

Pillar 3:

covers external communication of risk and capital information by banks as specified in the Basel rules to promote transparency and good risk management

Pillar 3 requires the disclosure of exposures and associated risk weighted assets for each risk type and approach to calculating capital requirements for Pillar 1.

Distinct regulatory capital approaches are followed for each of the following risk and exposure types:

¡	Credit risk (including certain non-traded equity exposures)

¡	Counterparty credit risk (CCR)

¡	Market risk

¡	Credit valuation adjustment (CVA)

¡	Securitisations

¡	Operational risk.

Approaches to calculating capital requirements under CRD IV

Calculation of capital for credit risk

The credit risk weighted assets calculation is based on an estimate of the Exposure at Default (EAD). In addition, where Barclays has the necessary regulatory waivers, it estimates Probabilities of Default (PD) and Loss Given Default (LGD) (see page 121 and the online glossary for definitions).

¡	Standardised approach: assesses capital requirements using standard industry-wide risk weightings based on a detailed classification of asset types

¡	Internal Ratings-Based approach (IRB): assesses capital requirements using the Group’s specific data and internal models to calculate risk weightings. The IRB approach is further sub-divided into two applications:

–	Advanced IRB (AIRB): where internal calculations of PD, LGD and credit conversion factors are used to model risk exposures;

–	Foundation IRB (FIRB): where internal calculations of PD, but Standardised parameters for LGD and credit conversion factors are used.

See page 35 for more details on capital requirements for credit risk. Also, the Internal Ratings-Based approach to credit risk section from page 111 discusses credit risk modeling in detail.

Calculation of capital for counterparty credit risk (‘CCR’)

CCR differs from credit risk, above, in how the EAD is calculated and applies to traded exposures. It arises where a counterparty default may lead to losses of an uncertain nature as they are market driven. This uncertainty is factored into the valuation of the Group’s credit exposure arising from such transactions. The Group uses two methods under the regulatory framework to calculate CCR exposure:

¡	The mark to market method (MTM, also known as current exposure method), which is the sum of the current market value of the instrument plus an add-on (dependent on Potential Future Exposure, or PFE) that accounts for the potential change in the value of the contract until a hypothetical default of the counterparty

¡	The internal model method (‘IMM’), subject to regulatory approval, allows the use of internal models to calculate an effective expected positive exposure (EEPE), multiplied by a factor stipulated by the regulator called alpha. For Barclays this is set at 1.4.

See page 67 for more details on capital requirements for counterparty credit risk exposures.

Calculation of capital for market risk

Risk weighted assets calculations for market risk assess the losses from extreme movements in the prices of financial assets and liabilities.

¡	Standardised approach: a calculation is prescribed that depends on the type of contract, the net position at portfolio level, and other inputs that are relevant to the position. For instance, for equity positions a general market risk component captures changes in the market, while specific market risk is calculated based on features of the specific security (for instance, country of issuance)

¡	Model-based approach: with their regulator’s permission, firms can use proprietary VaR models to calculate capital requirements. Under the Basel framework, stressed VaR, incremental risk charge and all-price risk models must also be used to ensure that sufficient levels of capital are maintained.

See page 71 for more details on capital requirements for market risk.

Calculation of Credit Valuation Adjustment (‘CVA’) capital charge

The CVA is the capital charge accounting for potential MTM losses due to the credit quality deterioration of a counterparty (that does not necessarily default). As for CCR, two approaches can be used to calculate the adjustment:

¡	Standardised approach: takes account of the external credit rating of each counterparty, and incorporates the effective maturity and EAD from the CCR calculation

¡	Advanced approach: this approach requires the calculation of the charge as a) a 10-day 99% value at risk (VaR) measure for the current one-year period and b) the same measure for a stressed period. The sum of the two VaR measures is tripled to yield the capital charge.

See page 83 for more details CVA.

barclays.com/annualreport	Barclays PLC Pillar 3 Report 2014 | 7

Scope of application of Basel rules

Application of the Basel framework

Calculation of capital for securitisation exposures

A separate regulatory framework exists for the calculation of securitisations risk weighted asset exposures, the scope of which is defined by the CRDIV rules. Securitisations give rise to credit, market and other risks. Whilst CRR prescribes a standardised and advanced approach for the calculation of risk weights, Barclays has approval to use, and therefore applies the IRB approach, which includes;

¡	The ratings based approach, where external ratings are available

¡	For unrated transactions and where certain criteria is met the ‘look through’ approach can be used, which considers the risk of the underlying assets

¡	The internal assessment approach, which is also used for unrated asset backed commercial paper programmes, which applies a similar methodology to rating agency models

See page 84 for more details on capital requirements for securitisation exposures.

Calculation of capital for operational risk

Capital set aside for operational risk is deemed to cover the losses or costs resulting from human factors, inadequate or failed internal processes and systems, or external events.

To assess capital requirements for operational risk, the following methods apply:

¡	Standardised Approach: the capital requirement is calculated as a percentage of the income, averaged over the last three years. The Group does not use this approach.

¡	Basic Indicator Approach (BIA): sets the capital requirement as 15% of the net interest and non-interest income, averaged over the last three years. If the income in any year is negative or zero, that year is not considered in the average

¡	Advanced Management Approach (AMA): under the AMA, and subject to regulatory approval, the capital requirement is calculated using the Group’s own models.

Note that only two of the above methods can be used concurrently. Barclays uses the AMA for the great majority (93.5%) of its exposures, and the BIA for the small remaining amount.

See page 95 for more details on capital requirements for operational risk.

Capital ratios

Barclays’s current regulatory target is to meet a CRD IV fully loaded CET1 ratio of 9% by 2019, plus a Pillar 2A add-on. The 9% comprises the required 4.5% minimum CET1 ratio and, phased in from 2016, a Combined Buffer Requirement made up of a Capital Conservation Buffer (CCB) of 2.5% and an expected Globally Systemically Important Institution (G-SII) buffer of 2%.

Under current PRA guidance, the Pillar 2A add-on will need to be met with 56% CET1 from 2015, which would equate to approximately 1.6%a of RWAs. The Pillar 2A add-on would be expected to vary over time according to the PRA’s individual guidance.

In addition, a Counter-Cyclical Capital Buffer (CCCB) and/or additional Sectoral Capital Requirements (SCR) may be required by the Bank of England to protect against perceived threats to financial stability. CRD IV also includes the potential for a Systemic Risk Buffer (SRB). These buffers could be applied at the Group level or at a legal entity, sub-consolidated or portfolio level. No CCCB, SCR or SRB has currently been set by the Bank of England.

Impact of selected new regulations relevant to Pillar 3

Global Systemically Important Financial Institutions

Global Systemically Important Financial Institutions (‘G-SIFI’), are defined as financial institutions representing a greater risk to the global economy, due to their size. G-SIFIs are required to maintain additional capital buffers and disclose indicators that are relevant to their systemic importance.

The list of G-SIFIs is updated by the Financial Stability Board on an annual basis. Barclays was identified as a G-SIFI in November 2014, based on 31 December 2013 data that was published by Barclays on 31 July 2014 (barclays.com/barclays-investor-relations/investor-news. html). Barclays plans to publish an updated set of indicators in April 2015. The implementation of the new capital requirements for G-SIFI is applicable from 2016.

Countercyclical capital buffer

The Financial Policy Committee (FPC) has the power to set extra capital requirements to maintain financial stability, as introduced into EU law by CRD IV. At an aggregate level, it is set according to the FPC’s view of whether and how much the credit to GDP ratio diverges from its long-term trend. The determination for any individual bank is partly based on the distribution of its exposures.

The Pillar 3 framework requires the disclosure of information that supports the determination of the capital buffer, including a geographical distribution of exposures, and the amount of the buffer.

At the time of publication, the countercyclical capital buffer is set as 0%. However, as an indication of the distribution of exposures, table 74 shows the banking book PD, LGD, EAD and RWAs associated with each country in which Barclays operates under the IRB approach. Table 18 shows total group exposures by geographical region. Trading book exposures would not currently be material for the buffer calculation. They will be disclosed once the calculation of the capital buffer is implemented.

Please see page 215 of the Annual Report for a more complete discussion of regulatory changes.

Note

a	Based on a point in time assessment made by the PRA, at least annually. The PRA issued its requirements in May 2014. The EBA issued guidelines on the Supervisory Review and Evaluation Process (SREP) and on Pillar 2 capital which are effective from 2016, which are likely to affect how the PRA approaches Pillar 2 thereafter.

8 | Barclays PLC Pillar 3 Report 2014	barclays.com/annualreport

Scope of application of Basel rules

Risk and capital position review

Scope of consolidation

In this report, Barclays PLC is presented on a consolidated basis. All disclosures are published for Barclays PLC for the year ended 31 December 2014. The consolidation basis used is the same as that used for reporting regulatory capital adequacy to the UK Prudential Regulation Authority. This scope of consolidation is similar to that used for statutory accounting reporting for most of the Group’s activities, except for:

¡	Subsidiaries engaged in non-financial activities such as insurance and securitisation vehicles that are fully consolidated for statutory purposes but are not consolidated for regulatory purposes (exposures to securitisation vehicles are subject to a specific capital treatment, see page 85 for further details). Entities not consolidated for regulatory purposes are adequately capitalised.
¡	Associates, joint ventures and participations, that are financial in nature and accounted for on an equity basis in the statutory accounts, are consolidated in proportion to the participation for regulatory calculations

¡	Entities that are not financial in nature, as well as private equity investments treated as associates, are accounted for on an equity basis in the statutory accounts, but are deducted from capital for regulatory calculations.

The chart below summarises Barclays’ structure with an indication of the sizes of subsidiaries in terms of their respective contribution to total assets.

Barclays also reports on a solo consolidation basis in accordance with its regulatory waiver. The solo consolidation is not reported on a standalone basis in this report.

Figure 1: Summary of regulatory scope of consolidation as at 31 December 2014a,b

Significant subsidiaries (not wholly owned)

CRD IV regulations require Barclays to prepare its Pillar 3 disclosures at a consolidated Group level. Significant subsidiaries must also report limited Pillar 3 information on their capital resources on a standalone basis. Barclays Bank PLC is the main operating subsidiary of the Group.

Barclays also has a significant subsidiary in Barclays Africa Group Limited (BAGL). BAGL’s primary regulator is the South African Reserve Bank (SARB). BAGL discloses its own separate Pillar 3 report in compliance with the SARB’s regulations. These disclosures may be found in the investor relations section of BAGL’s website: www.barclaysafrica.com

Please see page 159 for information on transferability of capital between parent and subsidiaries.

Notes

a	Barclays Bank Solus refers to Barclays Bank PLC UK branches, excluding those of its subsidiaries.
b	Barclays Bank PLC holds 100% interest in all its subsidiaries with the exception of the Barclays Africa Group Limited (BAGL), in which it holds a 62.3% interest in the Shareholders’ equity and recognises the remainder as non-controlling interests. BAGL group was created following the consolidation of Absa and Barclays’ African businesses (excluding Egypt and Zimbabwe operations) in 2013.

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Scope of application of Basel rules

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Table 1: Barclays PLC balance sheet – statutory versus regulatory view

This table shows a reconciliation between Barclays PLC balance sheet for statutory and regulatory purposes. Please note that the amount shown under the regulatory scope of consolidation is not a risk weighted asset measure; it is based on an accounting measure and cannot be directly reconciled to other tables in this report.

As at 31 December 2014	Accounting balance sheet per published financial statements £m	Deconsolidation of insurance/ other entities £m	Consolidation of banking associates/ other entities £m	Balance sheet per regulatory scope of consolidation £m

Assets
Cash and balances at central banks	39,695	(6)	48	39,737
Items in the course of collection from other banks	1,210	–	–	1,210
Trading portfolio assets	114,717	–	1	114,718
Financial assets designated at fair value	38,300	(2,666)	87	35,721
Derivative financial instruments	439,909	(2)	–	439,907
Available for sale investments	86,066	(2,271)	42	83,837
Loans and advances to banks	42,111	(142)	84	42,053
Loans and advances to customers	427,767	(4,845)	1,150	424,072
Reverse repurchase agreements and other similar secured lending	131,753	–	–	131,753
Prepayments, accrued income and other assets	3,607	845	83	4,535
Investments in associates and joint ventures	711	(4)	(377)	330
Property, plant and equipment	3,786	(6)	24	3,804
Goodwill and intangible assets	8,180	(25)	(22)	8,133
Current tax assets	334	(1)	–	333
Deferred tax assets	4,130	(70)	8	4,068
Retirement benefit assets	56	–	–	56
Non current assets classified as held for disposal	15,574	(23)	–	15,551

Total assets	1,357,906	(9,216)	1,128	1,349,818

Liabilities
Deposits from banks	58,390	–	930	59,320
Items in the course of collection due to other banks	1,177	–	–	1,177
Customer accounts	427,704	–	–	427,704
Repurchase agreements and other similar secured borrowing	124,479	(24)	–	124,455
Trading portfolio liabilities	45,124	–	–	45,124
Financial liabilities designated at fair value	56,972	(1,591)	–	55,381
Derivative financial instruments	439,320	–	–	439,320
Debt securities in issue	86,099	(5,531)	–	80,568
Subordinated liabilities	21,153	–	2	21,155
Accruals, deferred income and other liabilities	11,423	(2,004)	172	9,591
Provisions	4,135	(4)	10	4,141
Current tax liabilities	1,021	(15)	3	1,009
Deferred tax liabilities	262	(2)	4	264
Retirement benefit liabilities	1,574	(3)	7	1,578
Liabilities included in disposal groups classified as held for sale	13,115	–	–	13,115

Total liabilities	1,291,948	(9,174)	1,128	1,283,902

Total equity
Called up share capital and share premium	20,809	–	–	20,809
Other equity instruments	4,322	–	–	4,322
Other reserves	2,724	(38)	–	2,686
Retained earnings	31,712	46	–	31,758

Total equity excluding non-controlling interests	59,567	8	–	59,575
Non-controlling interests	6,391	(50)	–	6,341

Total equity	65,958	(42)	–	65,916

Total liabilities and equity	1,357,906	(9,216)	1,128	1,349,818

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Table 2: Regulatory calculation drivers split by IFRS account classification

Driver for regulatory calculations

IFRS classification	Credit risk page 35	Counterparty credit risk page 67	Market risk[a] page 71

Assets
Cash and balances at central banks
Items in course of collection from other banks
Trading portfolio assets
Financial assets designated at fair value
Derivative financial instruments
Available for sale financial investments
Loans and advances to banks
Loans and advances to customers
Reverse repurchase agreements and other similar secured lending
Other assets[b]

Liabilities
Deposits from banks
Items in course of collection due to other banks
Customer accounts
Repurchase agreements and other similar secured borrowing
Trading portfolio liabilities
Financial liabilities designated at fair value:
Derivative financial instruments
Debt securities in issue
Subordinated liabilities
Other liabilities[c]

Notes

a	Includes Credit Valuation Adjustment.
b	Other assets consists of: prepayments, accrued income and other assets, investments in associates and joint ventures, property, plant and equipment, goodwill and intangible assets, current tax assets, deferred tax assets, retirement benefit assets and non–current assets classified as held for disposal.
c	Other liabilities: accruals, deferred income and other liabilities, provisions, current tax liabilities, deferred tax liabilities, retirement benefit liabilities, liabilities included in disposal groups classified as held for sale.

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Scope of application of Basel rules

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Scope of permission for calculation approaches

Barclays seeks permission from its regulators to use modelled approaches where possible, to enable risk differentiation.

Barclays has regulatory approval to use its internal credit models in the calculation of the majority of its credit risk and counterparty credit risk exposures. The following table summarises the principal portfolios within Barclays that use the standardised, Foundation IRB and Advanced IRB approaches as at 31 December 2014.

Table 3: The scope of the Standardised and IRB approaches for credit and counterparty credit risk

	Credit risk (see Table 11 & 12)			Counterparty credit risk (see Table 13 & 14)			Internal ratings based (IRB) approaches
Business as at 31 December 2014	RWA £m	Average risk weight	EAD post-CRM £	RWA £m	Average risk weight	EAD post-CRM £	Advanced	Foundation	Standardised approach

Personal and Corporate Banking	102,737	33%	306,837	1,287	42%	3,066	UK managed retail and wholesale portfolios	None	Non-UK managed retail and wholesale portfolios (including legacy), UK asset and sales finance

Barclaycard	34,402	61%	56,435	–	n/a	–	UK, Germany and Spain retail credit cards	None	Global portfolios, including recent card acquisitions, joint card issuance, partner finance, secure lending and commercial payment.

Africa Banking	30,809	57%	53,642	572	37%	1,547	Retail mortgages, current accounts, personal loans and credit cards in Absa	Wholesale portfolios in Absa	Mainly retail and wholesale portfolios outside South Africa

Investment Bank	42,602	37%	116,573	25,520	36%	71,103	Most portfolios	None	Certain portfolios typically with low or no defaults, or other exposures by exception

Head Office	3,418	8%	41,920	296	72%	409	Small number of portfolios	None	Most portfolios including high quality liquidity pool assets

Barclays Non-Core	30,095	37%	81,529	21,429	45%	47,554	Certain legacy Investment Bank portfolios, Retail exposures in Spain, Portugal and Italy	None	Certain portfolios typically with low or no defaults, or insufficient historical data

Total	244,063	37%	656,936	49,104	40%	123,679

Barclays’ AIRB roll-out plans are discussed with our regulators and updated on an agreed schedule.

Barclays has permission to use the Internal Model Method (IMM) to calculate its counterparty credit risk exposures. The permission is comprehensive and applies to the majority of its trades and portfolios. Exceptions include certain contracts entered into by Barclays Capital Inc, for instance exchange traded derivatives and margin loans.

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Table 4: Summary of the scope of application of regulatory methodologies for market and operational risk

As at 31 December 2014
Risk Type	Risk weighted assets	Scope

Market risk	£52.1bn	As explained on page 140 the risk of loss from changes in the prices of assets in the trading book are captured by general and specific market risk RWA calculations. The regulatory permission for Barclays to use models considers risk types and legal entities; see table 9 on page 23 for capital requirements related to each approach and risk factor. Barclays has regulatory approval for VaR modelling for general market risk, which is designed to capture the risk of loss arising from changes in market interest rates, along with the risk of losses arising from changes in foreign exchange, commodities and equity market value.
The capital charge for specific market risk is designed to protect against losses from adverse movements in the price of an individual security owing to factors related to the individual issuer. Barclays has permission to model specific market risk, including credit spread, migration, and default risks, for certain legal entities and product types. Where the Group does not have permission to use a model (notably in Barclays Capital Inc), the Standardised approach is applied.
Of which: Credit value adjustment	£15.5bn	Barclays calculates Credit Valuation Adjustment (CVA) risk for all contracts in scope as defined by article 382 of the Capital Requirements Regulation. Barclays has permission to use an internal model for the specific risk of debt instruments and therefore is allowed to use the Advanced method for CVA for such instruments where applicable. The Standardised method for CVA is used otherwise.
Operational risk	£56.7bn	Barclays has regulatory approval to calculate its operational risk capital requirement using a CRD IV AMA. Recently acquired businesses are excluded from this approval. The latter account for 6.5% of operational risk RWAs as at 2014 year end. Barclays uses the BIA while it transitions these businesses to AMA.

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Group capital resources, requirements and CRD IV comparatives

This section details Barclays’ capital position providing information on both capital resources and capital requirements. 2013 comparatives are presented on a CRD IV basis. It also provides detail of the BCBS 270 leverage ratio and underlying exposures.

¡  The Group’s CRD IV fully loaded CET1 ratio   increased to 10.3% reflecting an increase in CET1   capital and a reduction in RWAs

¡  The BCBS 270 leverage ratio increased to 3.7%   from 3.5% in September 2014.

Key metrics and movements in 2014

10.3% CRD IV fully loaded CET1 ratio

¡   CRD IV fully loaded CET1 capital increased by £1.1bn driven by   increased qualifying reserves and lower regulatory deductions

¡   RWAs decreased by £40.6bn driven by a reduction in Non-Core   reflecting the disposal of businesses, run-down and exit of   securities and loans; and derivative risk reductions

3.7% BCBS 270 leverage ratio

The BCBS 270 leverage ratio increased to 3.7% from 3.5% in September 2014 reflecting a reduction in leverage exposure to £1,233bn driven by a seasonal reduction in settlement balances in the quarter and continued reductions in BNC exposures

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Capital resources

Table 5: Capital resources

This table shows the Group’s capital resources. Table 7 presents the components of regulatory capital on both a transitional and fully loaded basis as at 31 December 2014 using the format set out in Annex IV and Annex VI of the commission implementing regulation (EU).

Key capital ratios

	31 December 2014	31 December 2013 (CRD IV basis)

Fully Loaded Common Equity Tier 1	10.3%	9.1%
PRA Transitional Common Equity Tier 1[a,b]	10.2%	9.1%
PRA Transitional Tier 1[b,c]	13.0%	11.3%
PRA Transitional Total Capital[b,c]	16.5%	15.0%

Capital Resources

	31 December 2014	31 December 2013 (CRD IV basis)

Shareholders’ equity (excluding non-controlling interests) per balance sheet	59,567	55,385
– Less: Other equity instruments (recognised as AT1 capital)	(4,322)	(2,063)
Adjustment to retained earnings for foreseeable dividends	(615)	(640)

Minority Interests (amount allowed in consolidated CET1)	1,227	1,238

Other regulatory adjustments and deductions
Additional value adjustments (PVA)	(2,199)	(2,479)
Goodwill and intangible assets	(8,127)	(7,618)
Deferred tax assets that rely on future profitability excluding temporary differences	(1,080)	(1,045)
Fair value reserves related to gains or losses on cash flow hedges	(1,814)	(270)
Excess of expected losses over impairment	(1,772)	(2,106)
Gains or losses on liabilities at fair value resulting from own credit	658	600
Other regulatory adjustments	(45)	(119)
Direct and indirect holdings by an institution of own CET1 instruments	(25)	(496)

Fully Loaded Common Equity Tier 1	41,453	40,387
Regulatory adjustments relating to unrealised gains	(583)	(180)

PRA Transitional Common Equity Tier 1	40,870	40,207

Additional Tier 1 (AT1) capital
Capital instruments and the related share premium accounts	4,322	2,063
Qualifying AT1 capital (including minority interests) issued by subsidiaries	6,870	9,726
Less instruments issued by subsidiaries subject to phase out	–	(1,849)

Transitional Additional Tier 1 capital	11,192	9,940

PRA Transitional Tier 1 capital	52,062	50,147

Tier 2 (T2) capital
Capital instruments and the related share premium accounts	800	–
Qualifying T2 capital (including minority interests) issued by subsidiaries	13,529	16,834
Less instruments issued by subsidiaries subject to phase out	–	(522)
Other regulatory adjustments and deductions	(48)	(12)

PRA Transitional Total regulatory capital	66,343	66,447

Notes

a	As at 31 December 2014 the CRD IV CET1 ratio (FSA October 2012 transitional statement) as applicable to Barclays’ Tier 2 Contingent Capital Notes was 12.3% based on £49.6bn of transitional CRD IV CET1 capital and £402bn RWAs.
b	The PRA transitional capital is based on guidance provided in policy statement PS 7/13 on strengthening capital standards published in December 2013.
c	As at 31 December 2014, Barclays’ fully loaded Tier 1 capital was £46,020m, and the fully loaded Tier 1 ratio was 11.5%. Fully loaded total regulatory capital was £61,763m and the fully loaded total capital ratio was 15.4%. The fully-loaded Tier 1 capital and total capital measures are calculated without applying the transitional provisions set out in CRD IV and assessing compliance of AT1 and T2 instruments against the relevant criteria in CRD IV

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Table 6: Summary of movements in capital resources

Movement in PRA transitional Total Capital	2014 £m

Opening PRA transitional Common Equity Tier 1 capital	40,207

Profit for the period	76
Movement in own credit	58
Movement in dividends	(1,228)

Retained regulatory capital generated from earnings	(1,094)

Movement in reserves – net impact of share awards	706
Movement in available for sale reserves	414
Movement in currency translation reserves	560
Movement in retirement benefits	205
Other reserves movements	(329)

Movement in other qualifying reserves	1,556

Movement in regulatory adjustments and deductions:
Minority interests	(11)
Additional value adjustments (PVA)	280
Goodwill and intangible assets	(509)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	(35)
Negative amounts resulting from the calculation of expected loss amounts	334
Other regulatory adjustments	74
Direct and indirect holdings by an institution of own CET1 instruments	471
Regulatory adjustments relating to unrealised gains	(403)

Closing PRA transitional Common Equity Tier 1 capital	40,870

Opening PRA transitional Additional Tier 1 capital as at 1 January	9,940
Movement in capital instruments and the related share premium accounts	2,259
Movement in qualifying AT1 capital (including minority interests) issued by subsidiaries	(2,856)
Less movement in instruments issued by subsidiaries subject to phase out	1,849

Closing PRA transitional Additional Tier 1	11,192

Opening PRA transitional Tier 2 capital as at 1 January	16,300
Movement in capital instruments and the related share premium accounts	800
Movement in qualifying T2 capital (including minority interests) issued by subsidiaries	(3,305)
Less movement in instruments issued by subsidiaries subject to phase out	522
Movement in other regulatory adjustments and deductions	(36)

Closing PRA transitional Tier 2 capital	14,281

Total PRA transitional regulatory capital	66,343

¡	PRA transitional CET1 capital increased by £0.7bn to £40.9bn and RWAs decreased by £40.6bn to £401.9bn resulting in an increase of the PRA transitional CET1 ratio to 10.2% (2013: 9.1%)

¡	Material movements in CET1 capital, after absorbing £3.3bn of adjusting items, included:

–	a £1.2bn decrease recognised for dividends paid and foreseen;

–	a £0.6bn increase due to movements in the currency translation reserve primarily driven by the strengthening of USD against GBP; and

–	a £0.6bn increase due to lower regulatory adjustments and deductions, with decreased deductions of £0.5bn for holdings of own CET 1 instruments, £0.3bn for expected loss over impairments and £0.3bn for PVA, partially offset by a £0.5bn increase in the deduction for goodwill and intangible assets.

¡	Transitional capital decreased by £0.1bn to £66.3bn largely due to capital redemptions in the period of €1bn non-cumulative callable preference shares and €1bn of callable fixed/floating rate subordinated notes (T2 capital). These decreases were offset by the increase in transitional CET1 capital and a T2 capital issuance of $1.25bn of fixed rate subordinated notes.

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Group capital resources, requirements and CRD IV comparatives

Table 7: CRD IV regulatory capital

This table shows the components of regulatory capital presented on both a transitional and fully loaded basis as at 31 December 2014.

This disclosure has been prepared using the format set out in Annex IV and Annex VI of the final ‘implementing technical standards with regard to disclosure of own funds requirements for institution’ (Commission implementing regulation - EU 1423/2013)

Common Equity Tier 1 (CET1) capital: instruments and reserves

	31 December 2014 Transitional position £m	Transitional impacts £m	31 December 2014 Fully loaded position £m

Capital instruments and the related share premium accounts	20,809	–	20,809
Retained earnings	31,712	–	31,712
Accumulated other comprehensive income (and other reserves)	2,724	–	2,724
Minority Interests (amount allowed in consolidated CET1)	1,227	–	1,227
Adjustment to retained earnings for foreseeable dividends	(615)	–	(615)

Common Equity Tier 1 capital before regulatory adjustments	55,857	–	55,857

Common Equity Tier 1 capital: regulatory adjustments

Additional value adjustments (PVA)	(2,199)	–	(2,199)
Goodwill and intangible assets (net of related tax liability)	(8,127)	–	(8,127)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	(1,080)	–	(1,080)
Fair value reserves related to gains or losses on cash flow hedges	(1,814)	–	(1,814)
Excess of expected losses over impairment	(1,772)	–	(1,772)
Gains or losses on liabilities at fair value resulting from changes in own credit	658	–	658
Direct and indirect holdings by an institution of own CET1 instruments	(25)	–	(25)
Regulatory adjustments relating to unrealised gains and losses	(583)	583	–
Other regulatory adjustments	(45)	–	(45)

Total regulatory adjustments to Common Equity Tier 1	(14,987)	–	(14,404)

Common Equity Tier 1 capital	40,870	583	41,453

Additional Tier 1 (AT1) capital: instruments

Capital instruments and the related share premium accounts	4,322	–	4,322
of which: classified as equity under IFRS	4,322	–	4,322
Qualifying AT1 capital included in consolidated AT1 capital (including minority interests) issued by subsidiaries and held by third parties	6,870	(6,625)	245

Additional Tier 1 capital before regulatory adjustments	11,192	(6,625)	4,567

Tier 1 capital (T1 = CET1 + AT1)	52,062	(6,042)	46,020

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Table 7 continued

	31 December 2014 Transitional position £m	Transitional impacts £m	31 December 2014 Fully loaded position £m

Tier 2 (T2) capital: instruments and provisions

Capital instruments and the related share premium accounts	800	–	800
Qualifying own funds instruments included in T2 capital (including minority interests) issued by subsidiaries and held by third parties	13,529	1,453	14,982

Tier 2 capital before regulatory adjustments	14,329	1,453	15,782

Tier 2 capital: regulatory adjustments

Direct and indirect holdings of own T2 instruments and subordinated loans	(44)	9	(35)
Direct and indirect holdings by the institution of T2 instruments and subordinated loans of financial sector entities where the institution has a significant investment in those entities (net of eligible short positions)	(4)	–	(4)

Total regulatory adjustments to Tier 2 capital	(48)	9	(39)

Tier 2 capital	14,281	1,462	15,743

Total capital (TC = T1 + T2)	66,343	(4,580)	61,763

Total risk weighted assets	401,900	–	401,900

Capital ratios

Common Equity Tier 1 (as a percentage of risk exposure amount)	10.2%		10.3%
Tier 1 (as a percentage of risk exposure amount)	13.0%		11.5%
Total capital (as a percentage of risk exposure amount)	16.5%		15.4%
Common Equity Tier 1 available to meet buffers	6.2%		5.8%

Amounts below the thresholds for deduction (before risk weighting)

Direct and indirect holdings of the capital of financial sector entities where the institution does not have a significant investment in those entities (amount below 10% threshold and net of eligible short positions)	2,984	–	2,984
Direct and indirect holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities (amount below 10% threshold and net of eligible short positions)	771	–	771
Deferred tax assets arising from temporary differences (amount below 10% threshold, net of related tax liability)	3,434	–	3,434

Applicable caps on the inclusion of provisions in Tier 2

Cap on inclusion of credit risk adjustments in T2 under Standardised approach	1,117		1,117
Cap for inclusion of credit risk adjustments in T2 under internal ratings-based approach	1,203		1,203

Capital instruments subject to phase-out arrangements (only applicable between 1 Jan 2013 and 1 Jan 2022)

Current cap on AT1 instruments subject to phase out arrangements	7,676		–
Current cap on T2 instruments subject to phase out arrangements	2,719		–

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Table 8: Summary of terms and conditions of capital resources

This table breaks down the Additional Tier 1 and Tier 2 capital issued by instrument and provides selected key terms and conditions. All Tier 1 capital comprises perpetual instruments with no maturity date. Regulatory capital might differ from the amounts recorded under IFRS due to PRA requirements relating to: capital eligibility criteria; amortisation of principal in the final five years to maturity; and the exclusion of the impact of fair value hedging.

Transitional provisions contained within CRR Article 486 are not applicable on an instrument-by-instrument basis and therefore instruments have been included in their transitional tiers rather than their tiers under fully loaded rules.

Further details on the terms of each instrument of subordinated liabilities can be found on pages 315 to 318 of the 2014 Annual Report and online at barclays.com/annualreport. The online disclosure has been prepared using the format set out in Annex II of the EBA Commission Implementing Regulation (EU) No 1423/2013 laying down implementing technical standards with regard to disclosure of own funds requirements for institutions.

		Regulatory balance		IFRS balance

Instrument	Initial call date	2014 £m	2013 £m	2014 £m	2013 £m

Additional Tier 1 Capital
Additional Tier 1 Equity Instruments – Barclays PLC
8.25% Perpetual Subordinated Contingent Convertible Securities (US$2,000m)	2018	1,229	1233	1,229	1233
7.00% Perpetual Subordinated Contingent Convertible Securities	2019	695	–	695	–
6.625% Perpetual Subordinated Contingent Convertible Securities (US$1,211m)	2019	712	–	712	–
6.5% Perpetual Subordinated Contingent Convertible Securities (€1,076m)	2019	856	–	856	–
8.0% Perpetual Subordinated Contingent Convertible Securities (€1,000m)	2020	830	830	830	830

Total Additional Tier 1 Equity Instruments		4,322	2,063	4,322	2,063

Preference Shares
Barclays Bank PLC
6.00% non cumulative callable preference shares		203	744	203	744
6.278% non cumulative callable preference shares		318	548	318	548
4.875% non cumulative callable preference shares		–	682	–	687
4.75% non cumulative callable preference shares		211	967	211	967
6.625% non cumulative callable preference shares		406	406	406	406
7.1% non cumulative callable preference shares		657	657	657	657
7.75% non cumulative callable preference shares		550	550	550	550
8.125% non cumulative callable preference shares		1,309	1,309	1,309	1,309
Absa Bank Limited
Absa Preference Shares		258	268	258	268

Total Preference Shares		3,912	6,131	3,912	6,136

Tier One Notes (TONs) – Barclays Bank PLC
6% Callable Perpetual Core Tier One Notes	2032	13	89	16	105
6.86% Callable Perpetual Core Tier One Notes (US$569m)	2032	365	411	604	613

Total Tier One Notes		378	500	620	718

Reserve Capital Instruments (RCIs) – Barclays Bank PLC
5.926% Step-up Callable Perpetual Reserve Capital Instruments (US$159m)	2016	102	319	112	368
7.434% Step-up Callable Perpetual Reserve Capital Instruments (US$117m)	2017	75	209	85	244
6.3688% Step-up Callable Perpetual Reserve Capital Instruments	2019	33	95	39	114
14% Step-up Callable Perpetual Reserve Capital Instruments	2019	2,171	2,154	3,065	2,951
5.3304% Step-up Callable Perpetual Reserve Capital Instruments	2036	35	81	52	107

Total Reserve Capital Instruments		2,416	2,858	3,353	3,784

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Table 8 continued

		Regulatory balance		IFRS balance

Instrument	Initial call date	2014 £m	2013 £m	2014 £m	2013 £m

Tier 2 Capital
Undated subordinated liabilities – Barclays Bank PLC
6.875% Undated Subordinated Notes	2015	135	135	140	145
6.375% Undated Subordinated Notes	2017	133	133	146	146
7.7% Undated Subordinated Notes (US$99m)	2018	63	61	69	67
8.25% Undated Subordinated Notes	2018	140	139	152	151
7.125% Undated Subordinated Notes	2020	158	158	202	198
6.125% Undated Subordinated Notes	2027	196	196	249	223
Junior Undated Floating Rate Notes (US$109m)	Any interest payment date	70	66	70	66
Undated Floating Rate Primary Capital Notes Series 3	Any interest payment date	145	145	145	145
Bonds – Barclays Bank PLC
9.25% Perpetual Subordinated Bonds (ex-Woolwich Plc)	2021	75	75	94	91
9% Permanent Interest Bearing Capital Bonds	At any time	40	40	46	42
Loans – Barclays Bank PLC
5.03% Reverse Dual Currency Undated Subordinated Loan (Yen 8,000m)	2028	43	46	39	39
5% Reverse Dual Currency Undated Subordinated Loan (Yen 12,000m)	2028	64	69	54	58
Barclays SLCSM Funding B.V. guaranteed by the Bank
6.140% Fixed Rate Guaranteed Perpetual Subordinated Notes	2015	265	259	261	254

Total undated subordinated liabilities		1,527	1,522	1,667	1,625

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Risk and capital position review

Group capital resources, requirements and CRD IV comparatives

Table 8 continued

			Regulatory balance		IFRS balance

Instrument	Initial call date	Maturity date	2014 £m	2013 £m	2014 £m	2013 £m

Dated subordinated liabilities
Barclays PLC
4.375% Fixed Rate Subordinated Notes (US$1,250m)		2024	800	–	810	–
Barclays Bank PLC
Callable Fixed/Floating Rate Subordinated Notes (€1,000m)	2014	2019	–	833	–	866
4.38% Fixed Rate Subordinated Notes (US$75m)		2015	5	18	49	49
4.75% Fixed Rate Subordinated Notes (US$150m)		2015	3	36	98	97
5.14% Lower Tier 2 Notes (US$1,094m)	2015	2020	701	662	767	706
6.05% Fixed Rate Subordinated Notes (US$1,556m)		2017	582	740	1,102	1,073
Floating Rate Subordinated Notes (€40m)		2018	22	33	31	33
6% Fixed Rate Subordinated Notes (€1,750m)		2018	836	1,459	1,462	1,554
CMS-Linked Subordinated Notes (€100m)		2018	48	83	82	87
CMS-Linked Subordinated Notes (€135m)		2018	68	113	109	116
Fixed/Floating Rate Subordinated Callable Notes	2018	2023	499	500	565	570
7.75% Contingent Capital Notes (US$1,000m)	2018	2023	638	606	640	603
Floating Rate Subordinated Notes (€50m)		2019	38	42	38	41
6% Fixed Rate Subordinated Notes (€1,500m)		2021	1,168	1,251	1,338	1,356
9.5% Subordinated Bonds (ex-Woolwich plc)		2021	199	199	306	306
Subordinated Floating Rate Notes (€100m)		2021	78	80	77	82
10% Fixed Rate Subordinated Notes		2021	1,954	1,962	2,363	2,265
10.179% Fixed Rate Subordinated Notes (US$1,521m)		2021	975	921	1,062	991
Subordinated Floating Rate Notes (€50m)		2022	39	42	39	42
6.625% Fixed Rate Subordinated Notes (€1,000m)		2022	775	834	947	957
7.625% Contingent Capital Notes (US$3,000m)		2022	1,913	1,815	1,856	1,649
Subordinated Floating Rate Notes (€50m)		2023	39	41	39	42
5.75% Fixed Rate Subordinated Notes		2026	604	600	828	742
5.4% Reverse Dual Currency Subordinated Loan (Yen 15,000m)		2027	81	87	74	74
6.33% Subordinated Notes		2032	50	50	62	55
Subordinated Floating Rate Notes (€100m)		2040	78	83	78	83
Absa Bank Limited
8.8% Subordinated Fixed Rate Callable Notes (ZAR 1,725m)	2014	2019	–	102	–	102
6.00% CPI-linked Subordinated Callable Notes (ZAR 3,000m)	2014	2019	–	–	–	228
8.1% Subordinated Callable Notes (ZAR 2,000m)	2015	2020	113	118	114	121
10.28% Subordinated Callable Notes (ZAR 600m)	2017	2022	–	–	34	35
Subordinated Callable Notes (ZAR 400m)	2017	2022	–	–	22	23
Subordinated Callable Notes (ZAR 1,805m)	2017	2022	101	105	101	105
Subordinated Callable Notes (ZAR 2,007m)	2018	2023	112	116	112	116
8.295% Subordinated Callable Notes (ZAR 1,188m)	2018	2023	66	69	64	69
Subordinated Callable Notes (ZAR 370m)	2019	2024	21	–	21	–
Subordinated Callable Notes (ZAR 130m)	2019	2024	7	–	7	–
5.50% CPI-linked Subordinated Callable Notes (ZAR 1,500m)	2023	2028	–	–	109	107
Other capital issued by Barclays Africa and Japan[a]		2014–2018	–	–	107	223

Total Dated subordinated liabilities			12,613	13,600	15,513	15,568

Non controlling tier 2 capital – Barclays Bank PLC
Undated Floating Rate Primary Capital Notes Series 1			222	214	222	222
Undated Floating Rate Primary Capital Notes Series 2			264	264	264	264

Total non controlling tier 2 capital			486	478	486	486

Note

a	Under CRD III Barclays Africa instruments qualified as Tier 2 capital of £26m. Under CRD IV these instruments are ineligible under transitional and fully loaded rules.

22 | Barclays PLC Pillar 3 Report 2014	barclays.com/annualreport

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Group capital resources, requirements and CRD IV comparatives

CRD IV comparatives

Table 9: Risk weighted assets by risk type and business (CRD IV Comparative)

This table shows risk weighted assets by business and risk type.

Risk weighted assets (RWAs) by risk type and business

	Credit risk			Counterparty credit risk				Market risk			Operational risk	Total risk weighted assets £m

As at 31 December 2014	Std £m	F-IRB £m	A-IRB £m	Std £m	F-IRB £m	A-IRB £m	Default fund £m	CVA £m	Std £m	IMA £m	£m

Personal and Corporate
Banking	32,657	–	70,080	238	–	1,049	–	26	–	–	16,176	120,226
Barclaycard	15,910	–	18,492	–	–	–	–	–	–	–	5,505	39,907
Africa Banking	9,015	11,502	10,292	10	562	–	–	310	638	588	5,604	38,521
Investment Bank	5,773	–	36,829	12,490	–	11,781	1,249	6,680	16,014	11,965	19,621	122,402
Head Office	506	–	2,912	–	–	62	234	21	5	502	1,326	5,568

Total Core	63,861	11,502	138,605	12,738	562	12,892	1,483	7,037	16,657	13,055	48,232	326,624

Barclays Non-Core	10,679	–	19,416	2,654	–	18,406	369	8,470	1,575	5,279	8,428	75,276

Total risk weighted assets	74,540	11,502	158,021	15,392	562	31,298	1,852	15,507	18,232	18,334	56,660	401,900

As at 31 December 2013
(CRD IV basis)

Personal and Corporate
Banking	30,750	–	71,635	174	–	649	–	57	–	–	15,020	118,285
Barclaycard	14,357	–	15,676	–	–	–	–	–	–	–	5,627	35,660
Africa Banking	7,435	11,508	10,299	9	529	–	–	356	138	935	6,837	38,046
Investment Bank	3,681	–	33,215	9,106	–	19,511	2,094	4,257	21,605	12,815	18,096	124,380
Head Office	251	–	7,760	411	–	1,747	–	3,845	2	1,121	1,089	16,226

Total Core	56,474	11,508	138,585	9,700	529	21,907	2,094	8,515	21,745	14,871	46,669	332,597

Barclays Non-Core	19,120	–	29,677	5,152	–	20,709	–	12,443	7,362	7,769	7,642	109,874

Total risk weighted assets	75,594	11,508	168,262	14,852	529	42,616	2,094	20,958	29,107	22,640	54,311	442,471

Table 10: Movements in risk weighted assets (RWAs, CRD IV comparative)

This table shows movements in RWAs, split by risk types and macro drivers

Movement analysis of risk weighted assets

	Credit risk £bn	Counterparty credit risk £bn	Market risk[a] £bn	Operational risk £bn	Total £bn

As at 1 January 2014	255.4	60.1	72.7	54.3	442.5

Book size	14.4	(16.0)	(15.8)	–	(17.4)
Acquisitions and disposals[b]	(12.9)	(0.3)	(1.3)	–	(14.5)
Book quality	(4.4)	(2.1)	1.2	–	(5.3)
Model updates	6.0	3.5	(1.0)	3.4	11.9
Methodology and policy	(10.6)	1.3	(3.6)	–	(12.9)
Foreign exchange movement[c]	(0.5)	–	–	(1.0)	(1.5)
Other	(3.4)	2.6	(0.1)	–	(0.9)

As at 31 December 2014	244.0	49.1	52.1	56.7	401.9

Notes

a	CVA is included in the market risk column.
b	Total Barclays Non Core RWA Credit reductions are included in the ‘acquisitions and disposals’ category.
c	Foreign exchange movement does not include movements for counterparty credit risk or market risk.

barclays.com/annualreport	Barclays PLC Pillar 3 Report 2014 | 23

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Group capital resources, requirements and CRD IV comparatives

Total RWA movement

RWAs decreased by £40.6bn, reflecting:

¡	Book size decreased £17.4bn driven by trading book risk reductions within the Investment Bank and BNC, partially offset by growth in loans and advances to customers in PCB and Barclaycard

¡	Acquisitions and disposals decreased £14.5bn primarily driven by BNC disposals. The sale of the Spanish business, completed on 2 January 2015, would decrease RWAs further by £5.0bn

¡	Book quality decreased RWAs by £5.3bn due to improvements in underlying exposure risk profiles within the Investment Bank and PCB

¡	Model updates increased £11.9bn, primarily driven by the early implementation of a revised credit risk model for assessing the probability of counterparty default

¡	Methodology and policy decreased £12.9bn primarily due to changes in the treatment of high quality liquidity pool assets

¡	Foreign exchange movements decreased £1.5bn due to the depreciation of ZAR and EUR against GBP, partially offset by the appreciation of USD against GBP.

Credit risk

RWAs decreased by £11.4bn, reflecting:

¡	Acquisitions and disposals decreased £12.9bn driven by disposals in BNC exposures, including exit of specific single name exposures, and European Retail Operations (£2.0bn)

¡	Book quality decreased £4.4bn mainly due to improvements in underlying exposure risk profiles within the Investment Bank and PCB

¡	Methodology and policy decreased £10.6bn primarily driven by the change in the treatment of high quality liquidity pool assets; the application of external credit ratings within PCB; and changes in the calculation methodology for securitisations, as a result of updated regulatory guidance following the implementation of CRD IV.

Offset by:

¡	Book size increased £14.4bn driven by a £6.8bn increase in PCB, primarily due to growth in term lending, trade finance and UK mortgages; £3.3bn increase in Barclaycard primarily due to growth in the US (£1.3bn) & UK (£0.9bn) portfolios; and £1.5bn increase in Africa due to growth in loans and advances to customers (on a constant currency basis)

¡	Model updates increased £6.0bn primarily due to the application of 45% LGD floor on low default portfolios within PCB and BNC and the implementation of a revised credit risk model for assessing the probability of counterparty default.

Counterparty credit risk

RWAs decreased by £11.0bn, reflecting:

¡	Book size decreased £16.0bn driven by underlying trading book risk reductions within the Investment Bank and BNC

¡	Book quality decreased £2.1bn due to improvements in underlying exposure risk profiles within the Investment Bank and PCB

Offset by:

¡	Model updates increased £3.5bn primarily due to the early implementation of a revised credit risk model for assessing the probability of counterparty default

Market risk

RWAs decreased by £20.6bn, reflecting:

¡	Book size reductions decreased £15.8bn driven by underlying trading book risk reductions within the Investment Bank and BNC

¡	Acquisitions and disposals decreased £1.3bn due to the unwind of BNC positions

¡	Methodology and policy decreased £3.6bn primarily driven by a change of scope for portfolios subject to the modelled approach

Operational risk

RWAs increased by £2.4bn, reflecting:

¡	Model updates increased £3.4bn driven by a revised assessment of the risk attached to sales practices and market conduct in the Investment Bank, PCB and BNC businesses, taking into account risk events impacting Barclays and the wider banking industry

Offset by:

¡	Foreign exchange decreased £1.0bn due to depreciation of ZAR against GBP, reducing the Sterling value of the risks in the South African business.

24 | Barclays PLC Pillar 3 Report 2014	barclays.com/annualreport

Risk and capital position review

Group capital resources, requirements and CRD IV comparatives

Basis of preparation for movements in risk weighted assets

This analysis splits RWA movement by credit, counterparty credit, market and operational risk. Seven categories of drivers have been identified and are described below. Not all the drivers are applicable to all risk types, however all categories have been listed below for completeness purposes.

Book size

Credit risk and counterparty risk

This represents RWA movements driven by changes in the size and composition of underlying positions, measured using EAD values for existing portfolios over the period. This includes, but is not exclusive to:

¡	New business and maturing loans

¡	Changes in product mix and exposure growth for existing portfolios

¡	Book size reductions owing to write offs.

Market risk (inc. CVA)

This represents RWA movements owing to the changes in trading positions and volumes driven by business activity.

Book quality

Credit risk and counterparty risk

This represents RWA movements driven by changes in the underlying credit quality and recoverability of portfolios and reflected through model calibrations or realignments where applicable. This includes, but is not exclusive to:

¡	PD migration and LGD changes driven by economic conditions

¡	Ratings migration for standardised exposures

¡	Changing lending practices, demographics and maturity.

Market Risk (inc. CVA)

This is the movement in RWAs owing to changing risk levels in the trading book, caused by fluctuations in market conditions.

Model updates

Credit risk and counterparty risk

This is the movement in RWAs as a result of both internal and external model updates. This includes, but is not exclusive to:

¡	Updates to existing model inputs driven by both internal and external review

¡	Model enhancements to improve models performance.

Market risk (inc. CVA)

This is the movement in RWAs reflecting change in model scope, changes to market data levels, volatilities, correlations, liquidity and ratings used as input for the internal modelled RWA calculations.

Methodology and policy

Credit risk and counterparty risk

This is the movement in RWAs as a result of both internal and external methodology, policy and regulatory changes. This includes, but is not exclusive to:

¡	Updates to RWA calculation methodology, communicated by the regulator

¡	The implementation of credit risk mitigation to a wider scope of portfolios.

Market risk (inc. CVA)

This is the movement in RWAs as a result of both internal and external methodology, policy and regulatory changes for market risk and CVA.

Acquisitions and disposals

This is the movement in RWAs as a result of the disposal or acquisition of business operations impacting the size of our risk exposures. This includes credit RWA reductions relating to BNC.

Foreign exchange movements

This is the movement in RWAs as a result of changes in the exchange rate between the functional currency of the Barclays’ business area or portfolio and our presentational currency for consolidated reporting. It should be noted that foreign exchange movements shown in table 10 do not include the impact of foreign exchange on counterparty credit risk IMM and market RWAs.

Other

This is the movement in RWAs driven by items that cannot be assigned to the other driver categories. In relation to market risk RWAs, this includes changes in measurement that are not driven by methodology, policy or model updates.

barclays.com/annualreport	Barclays PLC Pillar 3 Report 2014 | 25

Risk and capital position review

Group capital resources, requirements and CRD IV comparatives

Credit risk exposures

The following tables analyse credit risk exposures and risk weighted assets.

Table 11: Detailed view of exposure at default, post-CRM by business (CRD IV comparative)

This table shows exposure at default post-CRM (credit risk mitigation) by business and credit exposure class for credit risk in the banking book.

EAD post-CRM credit exposure class

As at 31 December 2014	Personal and Corporate Banking £m	Barclaycard £m	Africa Banking £m	Investment Bank £m	Head Office £m	Total Core £m	Barclays Non-Core £m	Total £m

Credit risk

Standardised Approach
Central governments or central banks	37,745	1,710	7,295	16,629	30,653	94,032	10,467	104,499
Regional governments or local authorities	448	2	1	124	219	794	68	862
Public sector entities	181	–	–	163	–	344	10	354
Multilateral development banks	1,203	8	31	525	1,004	2,771	314	3,085
International organisations	1,026	7	5	448	856	2,342	267	2,609
Institutions	4,901	356	548	171	108	6,084	681	6,765
Corporates	23,714	464	2,756	6,708	188	33,830	3,514	37,344
Retail	1,075	20,049	2,224	–	–	23,348	3,531	26,879
Secured by mortgages	14,175	–	153	558	–	14,886	1,062	15,948
Exposures in default	1,243	293	232	21	–	1,789	1,272	3,061
Items associated with high risk	57	–	–	165	135	357	1,195	1,552
Covered bonds	–	–	–	–	698	698	160	858
Securitisation positions	–	–	–	–	–	–	–	–
Collective investment undertakings	–	–	–	–	–	–	–	–
Equity positions	47	–	250	133	–	430	230	660
Other items	1,575	121	468	84	15	2,263	589	2,852

Total Standardised approach credit risk exposure	87,390	23,010	13,963	25,729	33,876	183,968	23,360	207,328

Foundation IRB Approach
Central governments or central banks	–	–	176	–	–	176	–	176
Institutions	–	–	981	–	–	981	–	981
Corporates	–	–	14,761	–	–	14,761	–	14,761

Total Foundation approach credit risk exposure	–	–	15,918	–	–	15,918	–	15,918

Advanced IRB Approach
Central governments or central banks	1,947	8	5	1,632	1,763	5,355	1,349	6,704
Institutions	6,969	23	15	11,303	4,462	22,772	7,749	30,521
Corporates	55,611	2	6	58,908	264	114,791	14,756	129,547
Retail
– Small and medium enterprises	7,711	–	1,124	–	–	8,835	–	8,835
– Secured by real estate collateral	130,575	–	13,896	–	–	144,471	28,029	172,500
– Qualifying revolving retail	9,643	31,605	2,705	–	–	43,953	–	43,953
– Other retail	4,844	2	4,197	–	–	9,043	10	9,053
Equity	–	–	–	–	–	–	–	–
Securitisation positions	93	–	270	14,978	628	15,969	4,879	20,848
Non-credit obligation assets	2,054	1,785	1,543	4,023	927	10,332	1,397	11,729

Total Advanced IRB credit risk exposure	219,447	33,425	23,761	90,844	8,044	375,521	58,169	433,690

Total credit risk exposure	306,837	56,435	53,642	116,573	41,920	575,407	81,529	656,936

26 | Barclays PLC Pillar 3 Report 2014	barclays.com/annualreport

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Group capital resources, requirements and CRD IV comparatives

Table 11 continued

EAD post-CRM credit exposure class

As at 31 December 2013 (CRD IV basis)	Personal and Corporate Banking £m	Barclaycard £m	Africa Banking £m	Investment Bank £m	Head Office £m	Total Core £m	Barclays Non-Core £m	Total £m

Credit risk

Standardised approach
Central governments or central banks	545	827	6,843	13	123	8,351	488	8,839
Regional governments or local authorities	99	–	–	15	–	114	83	197
Public sector entities	80	–	–	–	–	80	67	147
Multilateral development banks	–	–	–	–	–	–	–	–
International organisations	–	–	–	–	–	–	–	–
Institutions	4,002	255	505	375	60	5,197	641	5,838
Corporates	19,602	538	2,729	3,401	58	26,328	4,538	30,866
Retail	781	17,780	2,130	–	–	20,691	5,000	25,691
Secured by mortgages	16,326	–	276	–	–	16,602	2,246	18,848
Exposures in default	1,346	415	63	8	–	1,832	1,000	2,832
Items associated with high risk	–	–	–	8	41	49	2,015	2,064
Covered bonds	–	–	–	132	13	145	322	467
Securitisation positions	–	–	–	–	–	–	277	277
Collective investment undertakings	–	–	2	–	–	2	327	329
Equity positions	161	–	93	425	15	694	551	1,245
Other items	1,591	155	496	294	52	2,588	802	3,390

Total Standardised approach credit risk exposure	44,533	19,970	13,137	4,671	362	82,673	18,357	101,030

Foundation IRB Approach
Central governments or central banks	–	–	246	–	–	246	–	246
Institutions	–	–	1,291	–	–	1,291	–	1,291
Corporates	–	–	14,218	–	–	14,218	–	14,218

Total Foundation approach credit risk exposure	–	–	15,755	–	–	15,755	–	15,755

Advanced IRB Approach
Central governments or central banks	42,322	196	176	25,048	13,675	81,417	20,238	101,655
Institutions	8,378	32	28	12,087	2,466	22,991	10,375	33,366
Corporates	55,500	11	13	58,126	1,070	114,720	16,834	131,554
Retail
– Small and medium enterprises	7,982	–	1,252	–	–	9,234	–	9,234
– Secured by real estate collateral	125,559	–	14,558	–	–	140,117	32,241	172,358
– Qualifying revolving retail	8,959	25,148	2,582	–	–	36,689	–	36,689
– Other retail	4,827	3	4,193	–	–	9,023	15	9,038
Equity	–	–	–	–	83	83	–	83
Securitisation positions	99	–	344	14,635	1,137	16,215	5,738	21,953
Non-credit obligation assets	2,226	1,307	1,533	3,566	2,097	10,729	2,152	12,881

Total Advanced IRB credit risk exposure	255,852	26,697	24,679	113,462	20,528	441,218	87,593	528,811

Total credit risk exposure	300,385	46,667	53,571	118,133	20,890	539,646	105,950	645,596

A change to the treatment of high quality liquidity pool assets impacts all clusters. This represents a £95.6bn EAD movement from the AIRB to the Standardised approach, within ‘Central governments or central banks’, ‘Multilateral development banks’ and ‘International organisations’.

In addition to this material movement, other movements are due to:

Exposure at default post-CRM increased by £11.3bn to £656.9bn. The key movements by business were as follows:

¡	PCB increased by £6.5bn to £306.8bn, driven by growth in mortgage and corporate lending

¡	Barclaycard increased by £9.8bn to £56.4bn, driven by balance sheet growth across portfolios and application of new methodology in the exposure model in order to meet changes in regulatory guidance

¡	Africa Banking increased by £0.1bn to £53.6bn, driven by growth in loans and advances to customers, partially offset by the appreciation of GBP against ZAR

¡	Investment Bank decreased by £1.6bn to £116.6bn, driven by the reallocation of liquidity pool assets to the business offset by an increase in net lending

¡	Head Office increased by £21.0bn to £41.9bn driven by an increase in the Group liquidity pool assets

¡	BNC decreased by £24.4bn to £81.5bn driven by disposals and loan repayments.

barclays.com/annualreport	Barclays PLC Pillar 3 Report 2014 | 27

Risk and capital position review

Group capital resources, requirements and CRD IV comparatives

Table 12: Detailed view of credit risk RWAs by business (CRD IV comparative)

This table shows RWAs for credit risk by business, broken down by credit exposure class for credit risk in the banking book.

Risk weighted assets credit exposure class

As at 31 December 2014	Personal and Corporate Banking £m	Barclaycard £m	Africa Banking £m	Investment Bank £m	Head Office £m	Total Core £m	Barclays Non-Core £m	Total £m

Credit risk

Standardised approach
Central governments or central banks	3	–	2,518	–	51	2,572	256	2,828
Regional governments or local authorities	27	–	–	10	–	37	–	37
Public sector entities	45	–	–	135	–	180	10	190
Multilateral development banks	–	–	26	–	–	26	–	26
International organisations	–	–	–	–	–	–	–	–
Institutions	1,695	72	272	419	26	2,484	360	2,844
Corporates	22,537	479	2,755	4,337	85	30,193	2,605	32,798
Retail	817	15,038	2,091	–	–	17,946	2,560	20,506
Secured by mortgages	5,632	–	115	217	–	5,964	460	6,424
Exposures in default	1,561	296	316	32	–	2,205	1,680	3,885
Items associated with high risk	85	–	–	248	202	535	2,148	2,683
Covered bonds	–	–	–	–	140	140	32	172
Securitisation positions	–	–	–	–	–	–	–	–
Collective investment undertakings	–	–	–	–	–	–	–	–
Equity positions	116	–	538	342	–	996	528	1,524
Other items	139	25	384	33	2	583	40	623

Total Standardised approach credit risk exposure	32,657	15,910	9,015	5,773	506	63,861	10,679	74,540

Foundation IRB approach
Central governments or central banks	–	–	95	–	–	95	–	95
Institutions	–	–	472	–	–	472	–	472
Corporates	–	–	10,935	–	–	10,935	–	10,935

Total Foundation approach credit risk exposure	–	–	11,502	–	–	11,502	–	11,502

Advanced IRB approach
Central governments or central banks	219	1	1	250	151	622	122	744
Institutions	2,134	5	4	1,370	1,352	4,865	2,243	7,108
Corporates	34,905	–	5	25,205	121	60,236	4,751	64,987
Retail
– Small and medium enterprises	3,530	–	673	–	–	4,203	–	4,203
– Secured by real estate collateral	19,747	–	3,622	–	–	23,369	7,526	30,895
– Qualifying revolving retail	1,423	16,539	1,714	–	–	19,676	–	19,676
– Other retail	5,626	2	2,983	–	–	8,611	3	8,614
Equity	–	–	–	–	–	–	–	–
Securitisation positions	28	–	51	2,187	57	2,323	2,992	5,315
Non-credit obligation assets	2,468	1,945	1,239	7,817	1,231	14,700	1,779	16,479

Total Advanced IRB credit risk exposure	70,080	18,492	10,292	36,829	2,912	138,605	19,416	158,021

Total credit risk weighted assets	102,737	34,402	30,809	42,602	3,418	213,968	30,095	244,063

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Table 12 continued

Risk weighted assets credit exposure class

As at 31 December 2013 (CRD IV basis)	Personal and Corporate Banking £m	Barclaycard £m	Africa Banking £m	Investment Bank £m	Head Office £m	Total Core £m	Barclays Non-Core £m	Total £m

Credit risk

Standardised approach
Central governments or central banks	4	–	2,078	–	20	2,102	272	2,374
Regional governments or local authorities	20	–	–	15	–	35	51	86
Public sector entities	43	–	–	–	–	43	67	110
Multilateral development banks	–	–	–	–	–	–	–	–
International organisations	–	–	–	–	–	–	–	–
Institutions	1,775	20	231	127	21	2,174	346	2,520
Corporates	19,021	551	2,731	2,557	58	24,918	4,685	29,603
Retail	553	13,343	1,617	–	–	15,513	3,674	19,187
Secured by mortgages	6,773	–	189	–	–	6,962	1,125	8,087
Exposures in default	1,973	415	78	12	–	2,478	1,415	3,893
Items associated with high risk	–	–	–	12	61	73	2,728	2,801
Covered bonds	–	–	–	52	3	55	90	145
Securitisation positions	–	–	–	–	–	–	3,468	3,468
Collective investment undertakings	–	–	2	–	–	2	101	103
Equity positions	377	–	139	638	36	1,190	1,012	2,202
Other items	211	28	370	268	52	929	86	1,015

Total Standardised approach credit risk exposure	30,750	14,357	7,435	3,681	251	56,474	19,120	75,594

Foundation IRB approach
Central governments or central banks	–	–	101	–	–	101	–	101
Institutions	–	–	397	–	–	397	–	397
Corporates	–	–	11,010	–	–	11,010	–	11,010

Total Foundation approach credit risk exposure	–	–	11,508	–	–	11,508	–	11,508

Advanced IRB approach
Central governments or central banks	3,378	16	14	2,098	2,061	7,567	1,843	9,410
Institutions	1,408	5	4	1,499	1,301	4,217	1,140	5,357
Corporates	33,316	2	5	20,680	1,635	55,638	6,911	62,549
Retail
– Small and medium enterprises	4,575	–	716	–	–	5,291	–	5,291
– Secured by real estate collateral	19,335	–	3,580	–	–	22,915	8,639	31,554
– Qualifying revolving retail	1,559	14,192	1,697	–	–	17,448	–	17,448
– Other retail	5,200	2	2,976	–	–	8,178	10	8,188
Equity	–	–	–	–	307	307	–	307
Securitisation positions	29	–	45	2,208	109	2,391	7,830	10,221
Non-credit obligation assets	2,835	1,459	1,262	6,730	2,347	14,633	3,304	17,937

Total Advanced IRB credit risk exposure	71,635	15,676	10,299	33,215	7,760	138,585	29,677	168,262

Total credit risk weighted assets	102,385	30,033	29,242	36,896	8,011	206,567	48,797	255,364

A change to the treatment of high quality liquidity pool assets impacts all clusters. This represents a £8.9bn decrease in RWA due to the transfer from the AIRB to the Standardised approach, within ‘Central governments or central banks’, ‘Multilateral development banks’ and ‘International organisations’.

In addition to this material movement, other movements are due to:

RWAs decreased by £2.3bn to £244.0bn. The key movements by business were as follows:

¡	PCB increased by £4.5bn to £102.7bn, driven by growth in corporate lending, partially offset by improvement in credit quality

¡	Barclaycard increased by £4.3bn to £34.4bn, driven by asset growth. The RWA impact on the changes in exposure model mentioned in Table 11 commentary was taken in 2013

¡	Africa Banking increased by £1.6bn to £30.8bn, primarily driven by an growth in loans and advances to customers, partially offset by appreciation of GBP against ZAR

¡	Investment Bank increased by £8.3bn to £42.6bn, primarily driven by an increase in net lending

¡	Head Office decreased by £4.6bn to £3.4bn, including receipt of certain US Lehman acquisition assets and a £2.3bn revision to 2013 RWAs following full implementation of CRD IV

¡	Barclays Non-Core decreased by £16.7bn to £30.1bn, driven by disposals and loan repayments.

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Group capital resources, requirements and CRD IV comparatives

Counterparty risk exposures

The following tables analyse counterparty credit risk exposures and risk weighted assets.

Table 13: Exposure at default associated with counterparty credit risk by business (CRD IV comparative)

This table summarises EAD post-credit risk mitigation by business and exposure class for counterparty credit risk.

Post-CRM EAD

As at 31 December 2014	Personal and Corporate Banking £m	Africa Banking £m	Investment Bank £m	Head Office £m	Total Core £m	Barclays Non-Core £m	Total £m

Counterparty credit risk exposure class
Standardised approach
Central governments or central banks	–	–	4	–	4	8	12
Regional governments or local authorities	–	–	22	–	22	4	26
Public sector entities	–	–	53	–	53	670	723
Multilateral development banks	–	–	–	–	–	–	–
International organisations	–	–	72	–	72	27	99
Institutions	–	5	14,347	7	14,359	2,639	16,998
Corporates	284	7	7,026	15	7,332	1,584	8,916
Retail	–	–	–	–	–	–	–
Secured by mortgages	–	–	–	–	–	–	–
Exposures in default	–	–	–	–	–	–	–
Items associated with high risk[a]	–	–	3,318	11	3,329	595	3,924
Covered bonds	–	–	–	–	–	–	–
Securitisation positions	–	–	–	–	–	–	–
Collective investment undertakings	–	–	–	–	–	–	–
Equity positions	–	–	–	–	–	–	–
Other items	–	–	–	–	–	–	–

Total Standardised approach credit risk exposure	284	12	24,842	33	25,171	5,527	30,698

Foundation IRB approach
Central governments or central banks	–	2	–	–	2	–	2
Institutions	–	1,096	–	–	1,096	–	1,096
Corporates	–	437	–	–	437	–	437

Total Foundation approach credit risk exposure	–	1,535	–	–	1,535	–	1,535

Advanced IRB approach
Central governments or central banks	–	–	5,351	34	5,385	8,917	14,302
Institutions	–	–	10,929	143	11,072	8,242	19,314
Corporates	2,782	–	29,156	49	31,987	23,599	55,586
Securitisation positions	–	–	24	–	24	1,033	1,057

Total Advanced IRB credit risk exposure	2,782	–	45,460	226	48,468	41,791	90,259

Default fund contributions	–	–	801	150	951	236	1,187

Total counterparty credit risk	3,066	1,547	71,103	409	76,125	47,554	123,679

Note

a	Items associated with high risk have increased due to a change in treatment from AIRB to standardised approach due to highly leveraged counterparties.

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Group capital resources, requirements and CRD IV comparatives

Table 13 continued

Post-CRM EAD

As at 31 December 2013 (CRD IV basis)	Personal and Corporate Banking £m	Africa Banking £m	Investment Bank £m	Head Office £m	Total Core £m	Barclays Non-Core £m	Total £m

Counterparty credit risk exposure class

Standardised approach
Central governments or central banks	–	–	26	–	26	75	101
Regional governments or local authorities	–	–	6	–	6	53	59
Public sector entities	–	–	–	–	–	–	–
Multilateral development banks	–	–	–	–	–	–	–
International organisations	–	–	–	–	–	–	–
Institutions	–	3	26,695	176	26,874	3,439	30,313
Corporates	–	6	13,741	193	13,940	10,496	24,436
Retail	377	–	–	–	377	83	460
Secured by mortgages	–	–	–	–	–	–	–
Exposures in default	–	–	–	–	–	–	–
Items associated with high risk[a]	–	–	–	–	–	–	–
Covered bonds	–	–	–	–	–	–	–
Securitisation positions	–	–	–	–	–	–	–
Collective investment undertakings	–	–	–	–	–	–	–
Equity positions	–	–	–	–	–	–	–
Other items	–	–	–	–	–	–	–

Total Standardised approach credit risk exposure	377	9	40,468	369	41,223	14,146	55,369

Foundation IRB approach
Central governments or central banks	–	2	–	–	2	–	2
Institutions	–	155	–	–	155	–	155
Corporates	–	1,171	–	–	1,171	–	1,171

Total Foundation approach credit risk exposure	–	1,328	–	–	1,328	–	1,328

Advanced IRB approach
Central governments or central banks	–	–	4,151	212	4,363	10,750	15,113
Institutions	–	–	10,963	67	11,030	9,223	20,253
Corporates	1,034	–	27,388	1,350	29,772	25,183	54,955
Securitisation positions	–	1	5	–	6	1,223	1,229

Total Advanced IRB credit risk exposure	1,034	1	42,507	1,629	45,171	46,379	91,550

Default fund contributions	–	–	717	–	717	–	717

Total counterparty credit risk	1,411	1,338	83,692	1,998	88,439	60,525	148,964

Counterparty credit risk exposure Post-CRM decreased by £25.3bn to £123.7bn, primarily due to exposures in the Investment Bank and BNC:

¡	Investment Bank decreased by £12.6bn to £71.1bn primarily driven by a reduction in CCP derivative exposure

¡	BNC decreased by £13.0bn primarily driven by a reduction in SFT exposure and run down of legacy derivative portfolios.

Note

a	Items associated with high risk have increased due to a change in treatment from AIRB to standardised approach due to highly leveraged counterparties.

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Group capital resources, requirements and CRD IV comparatives

Table 14: Risk weighted assets of counterparty credit risk exposures by business units (CRD IV comparative)

This table summarises risk weighted assets by business and exposure class for counterparty credit risk.

Risk weighted assets

As at 31 December 2014	Personal and Corporate Banking £m	Africa Banking £m	Investment Bank £m	Head Office £m	Total Core £m	Barclays Non-Core £m	Total £m

Counterparty credit risk exposure class

Standardised approach
Central governments or central banks	–	–	17	–	17	14	31
Regional governments or local authorities	–	–	7	–	7	4	11
Public sector entities	–	–	25	–	25	136	161
Multilateral development banks	–	–	–	–	–	–	–
International organisations	–	–	–	–	–	–	–
Institutions	–	3	533	–	536	14	550
Corporates	238	7	6,908	–	7,153	1,594	8,747
Retail	–	–	–	–	–	–	–
Secured by mortgages	–	–	–	–	–	–	–
Exposures in default	–	–	–	–	–	–	–
Items associated with high risk	–	–	5,000	–	5,000	892	5,892
Covered bonds	–	–	–	–	–	–	–
Securitisation positions	–	–	–	–	–	–	–
Collective investment undertakings	–	–	–	–	–	–	–
Equity positions	–	–	–	–	–	–	–
Other items	–	–	–	–	–	–	–

Total Standardised approach credit risk exposure	238	10	12,490	–	12,738	2,654	15,392

Foundation IRB approach
Central governments or central banks	–	1	–	–	1	–	1
Institutions	–	326	–	–	326	–	326
Corporates	–	235	–	–	235	–	235

Total Foundation approach credit risk exposure	–	562	–	–	562	–	562

Advanced IRB approach
Central governments or central banks	–	–	336	18	354	2,529	2,883
Institutions	–	–	3,434	6	3,440	4,087	7,527
Corporates	1,049	–	7,881	38	8,968	11,179	20,147
Securitisation positions	–	–	130	–	130	611	741

Total Advanced IRB credit risk exposure	1,049	–	11,781	62	12,892	18,406	31,298

Default fund contributions	–	–	1,249	234	1,483	369	1,852

Total counterparty credit risk	1,287	572	25,520	296	27,675	21,429	49,104

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Table 14 continued

Risk weighted assets

As at 31 December 2013 (CRD IV basis)	Personal and Corporate Banking £m	Africa Banking £m	Investment Bank £m	Head Office £m	Total Core £m	Barclays Non-Core £m	Total £m

Counterparty credit risk exposure class

Standardised approach
Central governments or central banks	–	–	51	2	53	45	98
Regional governments or local authorities	–	–	7	2	9	56	65
Public sector entities	–	–	–	–	–	–	–
Multilateral development banks	–	–	–	–	–	–	–
International organisations	–	–	–	–	–	–	–
Institutions	–	3	961	25	989	296	1,285
Corporates	–	6	8,087	382	8,475	4,687	13,162
Retail	174	–	–	–	174	54	228
Secured by mortgages	–	–	–	–	–	–	–
Exposures in default	–	–	–	–	–	–	–
Items associated with high risk	–	–	–	–	–	–	–
Covered bonds	–	–	–	–	–	–	–
Securitisation positions	–	–	–	–	–	14	14
Collective investment undertakings	–	–	–	–	–	–	–
Equity positions	–	–	–	–	–	–	–
Other items	–	–	–	–	–	–	–

Total Standardised approach credit risk exposure	174	9	9,106	411	9,700	5,152	14,852

Foundation IRB approach
Central governments or central banks	–	1	–	–	1	–	1
Institutions	–	58	–	–	58	–	58
Corporates	–	470	–	–	470	–	470

Total Foundation approach credit risk exposure	–	529	–	–	529	–	529

Advanced IRB approach
Central governments or central banks	–	–	361	154	515	1,962	2,477
Institutions	–	–	3,051	245	3,296	3,327	6,623
Corporates	649	–	16,037	1,348	18,034	13,864	31,898
Securitisation positions	–	–	62	–	62	1,556	1,618

Total Advanced IRB credit risk exposure	649	–	19,511	1,747	21,907	20,709	42,616

Default fund contributions	–	–	2,094	–	2,094	–	2,094

Total counterparty credit risk	823	538	30,711	2,158	34,230	25,861	60,091

Counterparty credit risk weighted assets decreased by £11.0bn to £49.1bn, primarily due to:

¡	Investment Bank decreased by £5.2bn to £25.5bn primarily driven by reduced derivative/SFT trade volumes and a change in treatment from advanced to standardised approach for highly leveraged counterparties

¡	BNC decreased by £4.4bn to £21.4bn primarily driven by a reduction in SFT exposure and run down of legacy derivative portfolios

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Group capital resources, requirements and CRD IV comparatives

Leverage ratio requirements

The leverage exposure below has been prepared in line with the PRA’s revised Supervisory Statement SS3/13, which requires the exposure measure to be calculated on a BCBS 270 basis and Barclays to meet a 3% end point Tier 1 leverage ratio.

In January 2014, the Basel Committee finalised its revised standards (BCBS 270) for calculating the Basel 3 leverage ratio. The European Commission is implementing the amendments into the CRR via a delegated act which came into force from January 2015. Barclays does not believe that there is a material difference between the BCBS 270 leverage ratio and a leverage ratio calculated in accordance with the delegated act.

At 31 December 2014 Barclays BCBS 270 leverage ratio was 3.7%, which is in line with the expected minimum end state requirement outlined by the Financial Policy Committee (FPC).

Leverage ratio calculation

Table 15: Leverage ratio

BCBS 270 Leverage ratio

Leverage exposure	As at 31 December 2014 £bn	As at 30 September 2014 £bn	As at 30 June 2014 £bn

Accounting assets
Derivative financial instruments	440	383	333
Cash collateral	73	60	60
Reverse repurchase agreements	132	158	172
Loans and advances and other assets	713	765	750

Total IFRS assets	1,358	1,366	1,315

Regulatory consolidation adjustments	(8)	(8)	(8)

Derivatives adjustments
Derivatives netting	(395)	(345)	(298)
Adjustments to cash collateral	(53)	(42)	(31)
Net written credit protection	27	28	29
Potential Future Exposure on derivatives	179	195	195

Total derivatives adjustments	(242)	(164)	(105)

Securities financing transaction adjustments	25	34	56

Regulatory deductions and other adjustments	(15)	(14)	(10)
Weighted off balance sheet commitments	115	110	105

Total fully loaded leverage exposure	1,233	1,324	1,353

Fully loaded CET 1 capital	41.5	42.0	40.8
Fully loaded AT 1 capital	4.6	4.6	4.6

Fully loaded Tier 1 capital	46.0	46.6	45.4

Fully loaded leverage ratio	3.7%	3.5%	3.4%

Leverage exposures during Q414 decreased by £91bn to £1,233bn:

¡	Loans and advances and other assets decreased by £52bn to £713bn primarily due to a seasonal reduction in settlement balances of £28bn and a £13bn reduction in cash balances

¡	SFTs decreased £35bn to £157bn driven by a £26bn reduction in IFRS reverse repurchase agreements and £9bn in SFT adjustments reflecting deleveraging in BNC and a seasonal reduction in trading volumes

¡	Total derivative exposures[a] decreased £8bn due to a £16bn reduction in the potential future exposure (PFE), partially offset by an increase in IFRS derivatives and cash collateral

–	PFE on derivatives decreased £16bn to £179bn mainly due to reductions in business activity and optimisations, including trade compressions and tear ups. This was partially offset by an increase relating to sold options driven by a change to the basis of calculation

–	Other derivatives exposures increased £8bn to £92bn driven by an increase in IFRS derivatives of £57bn to £440bn and cash collateral £13bn to £73bn. This was broadly offset by increases in allowable derivatives netting.

Note

a	Total derivative exposures include IFRS derivative financial instruments, cash collateral and total derivatives adjustments.

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Risk and capital position review

Analysis of credit risk

This section details Barclays’ credit risk profile, focusing on regulatory measures such as exposure at default and risk weighted assets. The risk profile is analysed by business segment, country and industry concentrations, residual maturities, probabilities of default and actual losses.

¡	RWAs decreased by £11.4bn to £244.0bn, primarily driven by disposals in BNC and regulatory changes to the treatment of high quality liquid assets, partially offset by growth in loans and advances in PCB and Barclaycard, and the implementation of a revised PD model.

Risk weighted assets for credit risk reduced in the year

-£11.4bn total RWA

Driven by:

-£11.1bn

Disposals in BNC

-£8.9bn

Regulatory changes to the treatment of high quality liquid assets

-£4.4bn

Owing to improvements in book quality, offset by:

+£6.0bn

Implementation of a revised PD model

+£11.5bn

Growth in loans and advances to customers in PCB and Barclaycard

barclays.com/annualreport	Barclays PLC Pillar 3 Report 2014 | 35

Risk and capital position review

Analysis of credit risk

Analysis of capital requirements for credit risk and exposures

Table 16: Minimum capital requirements and exposure for credit risk – Note on pre- and post-credit risk mitigation (CRM) EAD

This table summarises credit risk information presented in the rest of this report and shows exposure at default pre- and post-CRM, and the associated capital requirements. In accordance with regulatory requirements, credit mitigation is either reflected in regulatory measures for exposure at default (EAD), or in the risk inputs: probability of default (PD) and loss given default (LGD). For the majority of Barclays’ exposures, in particular mortgages and those under the AIRB treatment, the impact of CRM is reflected in the PD or LGD rather than EAD measures.

RWAs and post-CRM exposures are analysed by business on pages 26 to 29. Pre-CRM exposures are further analysed by geography on page 39, industry on page 41 and residual maturity on page 43. Information on the impact of CRM on EAD is set out on page 133.

Credit exposure class

	EAD pre-CRM[a]		EAD post-CRM[a]		Capital requirements

As at 31 December 2014	Year-end £m	Average £m	Year-end £m	Average £m	RWA £m	Average RWA £m	Capital reqs £m

Standardised approach
Central governments or central banks	104,499	103,061	104,499	103,046	2,828	2,480	226
Regional governments or local authorities	863	1,512	862	1,512	37	66	3
Public sector entities	365	267	354	263	190	120	15
Multilateral development banks	3,085	3,848	3,085	3,848	26	7	2
International organisations	2,609	1,623	2,609	1,623	–	–	–
Institutions	6,952	6,887	6,765	6,714	2,844	2,466	197
Corporates	49,953	48,808	37,344	35,617	32,798	33,091	2,611
Retail	27,711	26,688	26,879	25,788	20,506	19,572	1,640
Secured by mortgages	15,948	16,112	15,948	16,114	6,424	6,244	514
Exposures in default	3,086	2,862	3,061	2,827	3,885	3,504	311
Items associated with high risk	1,552	1,816	1,552	1,816	2,683	3,183	215
Covered bonds	858	837	858	837	172	187	14
Securitisation positions	–	–	–	–	–	–	–
Collective investment undertakings	–	132	–	126	–	38	–
Equity positions	660	890	660	890	1,524	1,791	110
Other items	2,852	2,975	2,852	2,975	623	659	50

Total Standardised approach credit risk exposure	220,993	218,318	207,328	203,996	74,540	73,408	5,908

Foundation IRB approach
Central governments or central banks	176	212	176	212	95	102	8
Institutions	981	970	981	970	472	433	38
Corporates	14,761	14,458	14,761	14,458	10,935	10,766	875

Total Foundation approach credit risk exposure	15,918	15,640	15,918	15,640	11,502	11,301	921

Advanced IRB approach
Central governments or central banks	6,704	8,662	6,704	8,662	744	1,039	57
Institutions	30,521	31,558	30,521	31,558	7,108	7,368	604
Corporates	129,547	126,049	129,547	126,049	64,987	63,506	5,191
Retail
– Small and medium enterprises (SME)	8,835	9,014	8,835	9,014	4,203	4,970	336
– Secured by real estate collateral	172,500	172,415	172,500	172,415	30,895	31,613	2,472
– Qualifying revolving retail	43,953	43,212	43,953	43,212	19,676	19,529	1,574
– Other retail	9,053	9,051	9,053	9,051	8,614	8,408	689
Equity	–	–	–	–	–	–	–
Securitisation positions	20,848	20,802	20,848	20,802	5,315	8,200	425
Non-credit obligation assets	11,729	12,204	11,729	12,204	16,479	14,973	1,319

Total Advanced IRB credit risk exposure	433,690	432,967	433,690	432,967	158,021	159,606	12,667

Total credit exposure	670,601	666,925	656,936	652,603	244,063	244,315	19,496

Note

a	Collateral and guarantees for Advanced IRB are not included within EAD as these are incorporated in LGD calculations. The average post-CRM EAD is calculated from the last four quarters. This is to show intra-year fluctuations.

36 | Barclays PLC Pillar 3 Report 2014	barclays.com/annualreport

Risk and capital position review

Analysis of credit risk

Table 16 continued

Credit exposure class

	EAD pre-CRM[a]		EAD post-CRM[a]		Capital requirements

As at 31 December 2013 (CRD III basis)	Year-end £m	Average £m	Year-end £m	Average £m	RWA £m	Average RWA £m	Capital reqs £m

Standardised approach
Central governments or central banks	8,845	10,813	8,839	10,807	2,374	2,688	190
Regional governments or local authorities	197	239	197	239	86	109	7
Public sector entities	161	268	147	254	110	161	9
Multilateral development banks	–	–	–	–	–	–	–
International organisations	–	–	–	–	–	–	–
Institutions	6,043	5,753	5,959	5,669	2,608	2,621	209
Corporates	37,183	41,239	31,535	35,591	30,865	35,032	2,469
Retail	26,914	26,352	26,193	25,631	19,626	19,169	1,570
Secured by mortgages	19,521	20,849	18,860	20,188	7,557	8,821	604
Exposures in default	4,183	3,805	4,152	3,774	5,970	5,527	478
Items associated with high risk	704	734	704	734	1,056	1,101	85
Covered bonds	784	565	784	565	267	165	21
Securitisation positions	277	417	277	417	102	207	8
Collective investment undertakings	329	491	329	491	103	180	8
Other items	3,020	5,669	3,020	5,669	652	751	52

Total Standardised approach credit risk exposure	108,161	117,194	100,996	110,029	71,376	76,532	5,710

Foundation IRB approach
Central governments or central banks	247	276	247	276	101	110	8
Institutions	591	1,001	591	1,001	192	296	16
Corporates	14,918	16,108	14,918	16,108	10,740	11,668	859

Total Foundation approach credit risk exposure	15,756	17,385	15,756	17,385	11,033	12,074	883

Advanced IRB approach
Central governments or central banks	101,655	116,641	101,655	116,641	8,294	7,953	664
Institutions	33,344	29,736	33,344	29,736	3,980	3,764	318
Corporates	131,327	136,038	131,327	136,038	58,928	63,161	4,714
Retail	–	–	–	–	–	–	–
– Small and medium enterprises (SME)	9,235	9,452	9,235	9,452	5,823	6,354	466
– Secured by real estate collateral	172,357	171,531	172,357	171,531	31,403	30,090	2,512
– Qualifying revolving retail	36,689	35,884	36,689	35,884	16,687	14,917	1,335
– Other retail	9,038	9,407	9,038	9,407	8,137	8,417	651
Equity	83	62	83	62	307	229	25
Securitisation positions	19,925	22,595	19,925	22,595	3,101	3,479	248
Non-credit obligation assets	14,430	14,745	14,430	14,745	14,195	14,327	1,136

Total Advanced IRB credit risk exposure	528,083	546,091	528,083	546,091	150,855	152,691	12,069

Total credit exposure	652,000	680,670	644,835	673,505	233,264	241,297	18,662

A change to the treatment of high quality liquidity pool assets drives a £95.6bn EAD movement between AIRB and Standardised approach, within ‘Central governments or central banks’, ‘Multilateral development banks’ and ‘International organisations’.

In addition to the point above the remaining movements for EAD Pre-CRM are due to:

Exposures treated under the Standardised approach increased by £17.8bn to £126.0bn, primarily driven by an increase in Corporates due to a growth in underlying exposures.

Further details are provided in tables 18 to 35.

Note

a	Collateral and guarantees for Advanced IRB are not included within EAD as these are incorporated in LGD calculations. The average post-CRM EAD is calculated from the last four quarters. This is to show intra-year fluctuations.

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Table 17: Banking book reconciliation of IFRS balance sheet and credit risk calculation

This table provides a bridge between the IFRS balance sheet and regulatory exposures subject to credit risk calculation.

The table expands upon Table 1, which shows the difference between the IFRS and regulatory scope of consolidation. In addition, the following balances are excluded for the purpose of determining exposures subject to credit risk calculations:

¡	Assets not subject to credit risk – this includes items subject to market risk and counterparty credit risk calculations, and settlement balances.

¡	Specific regulatory adjustments – this includes adjustments to account for differences in IFRS and regulatory netting, items treated as regulatory capital deductions and other adjustments to IFRS balances as prescribed by CRD IV.

¡	Off balance sheet – this captures items that are off balance sheet for the purpose of IFRS disclosures, but within the scope of credit risk calculations. These balances are shown after applying credit conversion factors to reflect the potential conversion of credit facilities into drawn balances.

The total regulatory exposure is disclosed pre-CRM, as the differences between EAD pre- and post-CRM are already expressed through other tables within the document.

As at 31 December 2014	Accounting balance sheet per published financial statements £m	Deconsolid- ation of insurance/ other entities £m	Consolidation of banking associates/ other entities £m	Balance sheet per regulatory scope of consolidation £m	Balances not subject to credit risk calculations £m	Specific Regulatory Adjustments and balances adjusted directly through Capital £m	Regulatory Exposure value of IFRS off balance sheet items Post CCFs £m	Total £m

Assets
Cash and balances at central banks and items in the course of collection from other banks	40,905	(6)	48	40,947	(185)	–	–	40,762
Trading portfolio assets	114,717	–	1	114,718	(116,228)	1,958	561	1,009
Financial assets designated at fair value	38,300	(2,666)	87	35,721	(4,596)	(5,843)	27	25,309
Derivative financial instruments	439,909	(2)	–	439,907	(439,377)	(5)	92	617
Available for sale investments	86,066	(2,271)	42	83,837	(60)	(1,036)	3,577	86,318
Loans and advances to banks	42,111	(142)	84	42,053	(21,611)	(1,144)	–	19,298
Loans and advances to customers	427,767	(4,845)	1,150	424,072	(78,138)	(15,262)	138,800	469,472
Reverse repurchase agreements and other similar secured lending	131,753	–	–	131,753	(131,753)	–	–	–
Other assets	36,378	716	(284)	36,810	(9,101)	107	–	27,816

Total assets	1,357,906	(9,216)	1,128	1,349,818	(801,049)	(21,225)	143,057	670,601

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Table 18: Geographic analysis of credit exposure

This table shows exposure at default pre-CRM (credit risk mitigation), broken down by credit exposure class and geographic location of the counterparty.

EAD pre-CRM credit exposure class

As at 31 December 2014	United Kingdom £m	Europe £m	Americas £m	Africa and Middle East £m	Asia £m	Total £m

Standardised approach
Central governments or central banks	35,243	31,248	29,218	7,828	962	104,499
Regional governments or local authorities	15	437	10	–	401	863
Public sector entities	1	190	–	128	46	365
Multilateral development banks	11	2,254	660	26	134	3,085
International organisations	–	2,609	–	–	–	2,609
Institutions	676	1,297	662	517	3,800	6,952
Corporates	15,657	10,831	15,293	4,750	3,422	49,953
Retail	7,561	4,430	13,147	2,360	213	27,711
Secured by mortgages	10,876	2,486	1,640	629	317	15,948
Exposures in default	858	1,500	395	307	26	3,086
Items associated with high risk	578	448	471	20	35	1,552
Covered bonds	–	858	–	–	–	858
Securitisation positions	–	–	–	–	–	–
Collective investment undertakings	–	–	–	–	–	–
Equity positions	277	74	45	255	9	660
Other items	2,042	258	17	458	77	2,852

Total Standardised approach credit risk exposure	73,795	58,920	61,558	17,278	9,442	220,993

Foundation IRB approach
Central governments or central banks	–	–	–	176	–	176
Institutions	131	2	–	848	–	981
Corporates	151	185	142	14,283	–	14,761

Total Foundation approach credit risk exposure	282	187	142	15,307	–	15,918

Advanced IRB approach
Central governments or central banks	1,038	1,932	595	731	2,408	6,704
Institutions	10,835	7,132	9,378	912	2,264	30,521
Corporates	70,588	18,872	37,319	520	2,248	129,547
Retail	181,792	30,560	33	21,944	12	234,341
Equity	–	–	–	–	–	–
Securitisation positions	4,529	544	15,392	269	114	20,848
Non-credit obligation assets	7,614	803	1,742	1,395	175	11,729

Total Advanced IRB credit risk exposure	276,396	59,843	64,459	25,771	7,221	433,690

Total credit risk exposure	350,473	118,950	126,159	58,356	16,663	670,601

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Table 18 continued

EAD pre-CRM credit exposure class

	United Kingdom	Europe	Americas	Africa and Middle East	Asia	Total

As at 31 December 2013 (CRD III basis)	£m	£m	£m	£m	£m	£m

Standardised approach
Central governments or central banks	161	621	810	7,072	181	8,845
Regional governments or local authorities	73	66	58	–	–	197
Public sector entities	1	160	–	–	–	161
Institutions	865	1,193	688	629	2,668	6,043
Corporates	9,482	10,808	9,286	4,702	2,905	37,183
Retail	8,563	5,952	9,856	2,385	158	26,914
Secured by mortgages	12,515	3,971	1,555	1,027	453	19,521
Exposures in default	1,770	1,705	442	242	24	4,183
Items associated with high risk	179	179	231	38	77	704
Covered bonds	–	784	–	–	–	784
Securitisation positions	277	–	–	–	–	277
Collective investment undertakings	–	327	–	2	–	329
Other items	2,099	430	37	438	16	3,020

Total Standardised approach credit risk exposure	35,985	26,196	22,963	16,535	6,482	108,161

Foundation IRB approach
Central governments or central banks	–	20	–	227	–	247
Institutions	14	17	58	492	10	591
Corporates	163	183	109	14,463	–	14,918

Total foundation approach credit risk exposure	177	220	167	15,182	10	15,756

Advanced IRB approach
Central governments or central banks	28,137	52,539	16,579	1,050	3,350	101,655
Institutions	13,021	9,819	8,892	637	975	33,344
Corporates	69,723	20,379	38,453	783	1,989	131,327
Retail	170,107	34,559	34	22,608	11	227,319
Equity	83	–	–	–	–	83
Securitisation positions	5,764	1,936	11,652	343	230	19,925
Non-credit obligation assets	6,412	2,010	4,124	1,444	440	14,430

Total Advanced IRB credit risk exposure	293,247	121,242	79,734	26,865	6,995	528,083

Total credit risk exposure	329,409	147,658	102,864	58,582	13,487	652,000

A change to the treatment of high quality liquidity pool assets drives a £95.6bn EAD movement between AIRB and Standardised approach. This impacts ‘Central governments or central banks’, ‘Multilateral development banks’ and ‘International organisations’ within UK, Europe and Americas.

In addition to this material movement, other movements are due to:

Exposure at default pre-CRM increased by £18.6bn to £670.6bn. The key movements by geographical area were as follows:

¡	Exposure in United Kingdom increased by £21.1bn to £350.5bn driven by recognition of non-default losses against CCP, growth in corporate lending portfolios; partly offset by some of Barclaycard’s portfolios migrating to AIRB

¡	Exposure in Europe decreased by £28.7bn to £119.0bn driven by the rundown of BNC European assets

¡	Exposure in Americas increased £23.3bn to £126.2bn driven by higher corporate lending and an increase in the US cards portfolio

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Analysis of credit risk

Table 19: Industry analysis of credit exposure

This table shows exposure at default pre-CRM (credit risk mitigation), broken down by credit exposure class and the industrial sector associated with the obligor or counterparty.

EAD pre-CRM credit exposure class

As at 31 December 2014	Govern- ment and central banks £m	Banks £m	Other financial institu- tions £m	Manufac- turing £m	Construc- tion £m	Property £m	Energy and water £m	Wholesale and retail, distribu- tion and leisure £m	Business and other services £m	Home Loans £m	Cards, unsecured loans, other personal lending £m	Other £m	Total £m

Standardised approach
Central governments or central banks	104,499	–	–	–	–	–	–	–	–	–	–	–	104,499
Regional governments or local authorities	221	–	–	–	–	–	26	–	607	–	–	9	863
Public sector entities	160	–	–	3	–	–	19	–	181	–	–	2	365
Multilateral development banks	–	3,085	–	–	–	–	–	–	–	–	–	–	3,085
International organisations	26	–	1,180	–	–	–	–	–	1,403	–	–	–	2,609
Institutions	79	5,232	772	–	8	1	–	177	569	–	110	4	6,952
Corporates	35	725	13,407	4,716	599	1,923	2,887	3,965	14,050	7	4,932	2,707	49,953
Retail	3	84	41	22	10	134	42	69	936	1,902	24,444	24	27,711
Secured by mortgages	–	135	1,091	13	8	779	3	308	2,212	4,244	7,105	50	15,948
Exposures in default	1	41	93	222	41	594	220	195	460	194	945	80	3,086
Items associated with high risk	–	–	566	206	–	–	199	51	511	–	–	19	1,552
Covered bonds	–	444	414	–	–	–	–	–	–	–	–	–	858
Securitisation positions	–	–	–	–	–	–	–	–	–	–	–	–	–
Collective investment undertakings	–	–	–	–	–	–	–	–	–	–	–	–	–
Equity positions	–	6	410	26	14	2	–	20	144	–	–	38	660
Other items	–	414	9	–	–	345	–	–	–	–	–	2,084	2,852

Total Standardised approach credit exposure	105,024	10,166	17,983	5,208	680	3,778	3,396	4,785	21,073	6,347	37,536	5,017	220,993

Foundation IRB approach
Central governments or central banks	176	–	–	–	–	–	–	–	–	–	–	–	176
Institutions	–	818	–	–	–	–	–	–	163	–	–	–	981
Corporates	491	1,106	66	2,285	353	1,354	454	1,804	4,356	–	–	2,492	14,761

Total Foundation IRB approach credit exposure	667	1,924	66	2,285	353	1,354	454	1,804	4,519	–	–	2,492	15,918

Advanced IRB approach
Central governments or central banks	6,704	–	–	–	–	–	–	–	–	–	–	–	6,704
Institutions	6,785	21,742	1,424	–	–	–	–	–	570	–	–	–	30,521
Corporates	–	–	10,695	19,846	4,244	28,543	18,460	10,668	26,426	–	43	10,622	129,547
Retail	1	23	2	465	491	1,437	11	1,887	1,732	172,617	49,646	6,029	234,341
Equity	–	–	–	–	–	–	–	–	–	–	–	–	–
Securitisation positions	–	–	20,209	–	–	93	–	154	392	–	–	–	20,848
Non-credit obligation assets	–	1,268	–	–	–	–	–	–	–	–	–	10,461	11,729

Total Advanced IRB approach credit exposure	13,490	23,033	32,330	20,311	4,735	30,073	18,471	12,709	29,120	172,617	49,689	27,112	433,690

Total credit exposures	119,181	35,123	50,379	27,804	5,768	35,205	22,321	19,298	54,712	178,964	87,225	34,621	670,601

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Table 19 continued

EAD pre-CRM credit exposure class

As at 31 December 2013 (CRD III basis)	Govern- ment and central banks £m	Banks £m	Other financial institu- tions £m	Manufac- turing £m	Construc- tion £m	Property £m	Energy and water £m	Wholesale and retail, distribu- tion and leisure £m	Business and other services £m	Home Loans £m	Cards, unsecured loans, other personal lending £m	Other £m	Total £m

Standardised approach
Central governments or central banks	8,845	–	–	–	–	–	–	–	–	–	–	–	8,845
Regional governments or local authorities	–	–	–	–	–	–	32	–	152	–	–	13	197
Public sector entities	–	–	–	–	–	–	35	–	97	–	–	29	161
Multilateral development banks	–	–	–	–	–	–	–	–	–	–	–	–	–
International organisations	–	–	–	–	–	–	–	–	–	–	–	–	–
Institutions	–	4,693	835	4	–	1	66	119	227	–	–	98	6,043
Corporates	–	73	5,783	5,153	704	1,745	2,223	3,736	10,280	3	5,263	2,220	37,183
Retail	–	–	19	37	28	183	230	107	1,138	1,900	23,231	41	26,914
Secured by mortgages	–	–	662	63	36	1,005	1	152	2,831	6,289	8,447	35	19,521
Exposures in default	–	–	67	156	94	655	26	223	276	355	2,045	286	4,183
Items associated with high risk	–	–	344	18	10	11	27	21	272	–	–	1	704
Covered bonds	–	227	557	–	–	–	–	–	–	–	–	–	784
Securitisation positions	–	–	277	–	–	–	–	–	–	–	–	–	277
Collective investment undertakings	–	–	327	–	–	–	–	–	–	–	2	–	329
Other items	–	402	–	–	–	–	–	24	–	–	–	2,594	3,020

Total Standardised approach credit exposure	8,845	5,395	8,871	5,431	872	3,600	2,640	4,382	15,273	8,547	38,988	5,317	108,161

Foundation IRB approach
Central governments or central banks	247	–	–	–	–	–	–	–	–	–	–	–	247
Institutions	–	591	–	–	–	–	–	–	–	–	–	–	591
Corporates	–	–	1,159	2,221	393	1,470	601	1,890	4,771	–	–	2,413	14,918

Total Foundation IRB approach credit exposure	247	591	1,159	2,221	393	1,470	601	1,890	4,771	–	–	2,413	15,756

Advanced IRB approach
Central governments or central banks	101,655	–	–	–	–	–	–	–	–	–	–	–	101,655
Institutions	–	24,613	2,575	–	–	–	–	–	5,855	–	–	301	33,344
Corporates	–	29	16,629	16,962	4,186	26,433	19,110	11,614	25,379	–	21	10,964	131,327
Retail	–	–	30	491	502	1,555	11	2,009	2,342	171,923	43,131	5,325	227,319
Equity	–	–	83	–	–	–	–	–	–	–	–	–	83
Securitisation positions	–	–	19,826	–	–	99	–	–	–	–	–	–	19,925
Non-credit obligation assets	–	1,310	–	–	–	–	–	–	–	–	–	13,120	14,430

Total Advanced IRB approach credit exposure	101,655	25,952	39,143	17,453	4,688	28,087	19,121	13,623	33,576	171,923	43,152	29,710	528,083

Total credit exposures	110,747	31,938	49,173	25,105	5,953	33,157	22,362	19,895	53,620	180,470	82,140	37,440	652,000

A change to the treatment of high quality liquidity pool assets drives a £95.6bn EAD movement between Advanced IRB and Standardised approach. This impacts ‘Central governments and central banks’, ‘Multilateral development banks’ and ‘International organisations’.

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In addition to this material movement, other movements are due to:

Exposure at default pre-CRM increased by £18.6bn to £670.6bn. The key movements by industry sector were as follows:

¡	Governments and central bank increased by £8.4bn to £119.2bn driven by an increase in liquidity pool assets and the reclassification of ESHLA from business and other services following regulatory guidance

¡	Cards, unsecured loans and other personal lending increased by £5.1bn to £87.2bn driven by balance sheet growth across portfolios and application of new methodology in the exposure model in order to meet changes in regulatory guidance

¡	Manufacturing increased by £2.7bn to £27.8bn driven by an increase in lending, primarily due to new facilities

¡	Other category decreased by £2.8bn to £34.6bn driven by the change in treatment of deferred tax assets under CRD IV, now treated as a partial capital deduction

Table 20: Residual maturity analysis credit exposures

This table shows exposure at default pre-CRM (credit risk mitigation), broken down by credit exposure class and residual maturity. Residual maturity is the remaining number of years before an obligation becomes due according to the existing terms of the agreement.

EAD pre-CRM credit exposure class

As at 31 December 2014	On demand and qualifying revolving £m	Under one year £m	Over one year but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years or undated £m	[a]	Total £m

Standardised approach
Central governments or central banks	36,194	7,058	20,674	7,619	18,849	14,105		104,499
Regional governments or local authorities	7	324	444	–	86	2		863
Public sector entities	12	44	137	103	64	5		365
Multilateral development banks	–	466	859	498	955	307		3,085
International organisations	13	13	1,862	152	569	–		2,609
Institutions	499	5,875	255	244	44	35		6,952
Corporates	5,393	17,333	10,060	8,172	2,759	6,236		49,953
Retail	17,241	1,472	2,413	2,756	2,179	1,650		27,711
Secured by mortgages	25	2,634	3,025	3,265	3,458	3,541		15,948
Exposures in default	590	850	373	215	650	408		3,086
Items associated with high risk	–	29	160	87	22	1,254		1,552
Covered bonds	–	27	738	23	70	–		858
Securitisation positions	–	–	–	–	–	–		–
Collective investment undertakings	–	–	–	–	–	–		–
Equity positions	–	47	173	250	–	190		660
Other items	204	–	78	–	–	2,570		2,852

Total Standardised approach credit risk exposure	60,178	36,172	41,251	23,384	29,705	30,303		220,993

Foundation IRB approach
Central governments or central banks	–	48	13	114	–	1		176
Institutions	1	326	522	132	–	–		981
Corporates	1,535	6,554	3,965	2,374	306	27		14,761

Total Foundation IRB approach credit risk exposure	1,536	6,928	4,500	2,620	306	28		15,918

Advanced IRB approach
Central governments or central banks	2,110	2,474	887	635	598	–		6,704
Institutions	4,482	12,565	3,794	1,261	1,735	6,684		30,521
Corporates	6,650	17,897	28,268	49,043	4,793	22,896		129,547
Retail	48,959	3,147	6,329	11,152	22,521	142,233		234,341
Equity	–	–	–	–	–	–		–
Securitisation positions	–	6,604	5,607	220	6,175	2,242		20,848
Non-credit obligation assets	579	345	198	–	–	10,607		11,729

Total Advanced IRB credit risk exposure	62,780	43,032	45,083	62,311	35,822	184,662		433,690

Total credit risk exposure	124,494	86,132	90,834	88,315	65,833	214,993		670,601

Note

a	The Over ten years or undated category includes some items without contractual liquidity such as cash and tax assets. These are found in the Other items and Non-credit obligations assets lines.

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Table 20 continued

EAD pre-CRM credit exposure class

As at 31 December 2013 (CRD III basis)	On demand and qualifying revolving £m	Under one year £m	Over one year but not more than three years £m	Over three years but not more than five years £m	Over five years but not more than ten years £m	Over ten years or undated £m	[a]	Total £m

Standardised approach
Central governments or central banks	4,773	3,126	586	117	199	44		8,845
Regional governments or local authorities	–	112	13	20	–	52		197
Public sector entities	36	74	38	2	6	5		161
Institutions	415	5,067	218	38	108	197		6,043
Corporates	1,954	15,961	8,262	5,853	2,856	2,297		37,183
Retail	16,079	1,318	2,361	2,369	4,279	508		26,914
Secured by mortgages	7	2,225	3,430	4,146	4,382	5,331		19,521
Exposures in default	1,727	820	339	271	790	236		4,183
Items associated with high risk	–	8	15	57	–	624		704
Covered bonds	–	58	617	27	77	5		784
Securitisation positions	–	1	–	–	–	276		277
Collective investment undertakings	2	301	16	10	–	–		329
Other items	132	160	91	–	–	2,637		3,020

Total Standardised approach credit risk exposure	25,125	29,231	15,986	12,910	12,697	12,212		108,161

Foundation IRB approach
Central governments or central banks	–	82	18	146	1	–		247
Institutions	1	121	353	116	–	–		591
Corporates	1,906	4,873	4,906	2,766	447	19		14,918

Total foundation IRB approach credit risk exposure[a]	1,907	5,076	5,278	3,028	448	19		15,756

Advanced IRB approach
Central governments or central banks	32,331	11,927	12,298	11,234	21,578	12,287		101,655
Institutions	3,764	12,504	7,429	2,494	1,937	5,216		33,344
Corporates	7,211	17,350	37,346	42,112	5,166	22,142		131,327
Retail	41,093	4,124	5,834	11,299	22,255	142,714		227,319
Equity	–	–	83	–	–	–		83
Securitisation positions	–	7,013	4,755	539	4,464	3,154		19,925
Non-credit obligation assets	263	1,047	213	–	–	12,907		14,430

Total Advanced IRB credit risk exposure	84,662	53,965	67,958	67,678	55,400	198,420		528,083

Total credit risk exposure	113,180	83,206	92,405	81,277	71,285	210,647		652,000

A change to the treatment of high quality liquidity pool assets drives a £95.6bn EAD movement between AIRB and Standardised approach. This impacts all maturity bands for ‘Central governments and central banks’, ‘Multilateral development banks’ and ‘International organisations’.

In addition to this material movement, other movements are due to:

Exposures at default pre-CRM increased by £18.6bn to £670.6bn. The key movements by maturity band were as follows:

¡	On demand and qualifying revolving increased by £11.3bn to £124.5bn driven by growth in Barclaycards portfolios

¡	Under one year increased by £2.9bn to £86.1bn driven by the maturing of bond positions being replaced with new positions and higher corporate lending

¡	Exposures over one year but not more than three years decreased by £1.6bn to £90.8bn driven by reduction in existing bond and money market positions and the reduction in mortgage linked exposures; partly offset by an increase in corporate loans

¡	Exposure over three years but not more than five years increased by £7.0bn to £88.3bn driven by an increase in corporate loans

¡	Exposure over 5 years but not more than ten years decreased by £5.5bn to £65.8bn driven by a decrease in corporate loans

¡	Over ten years or undated increased by £4.3bn to £215.0bn driven by recognition of non-default losses against CCPs and growth in UK mortgages, offset by rundown of BNC European assets.

Note

a	These have been restated so that they are aligned with the 2014 basis of preparation, which reflects more accurately the residual maturity of the underlying exposures

44 | Barclays PLC Pillar 3 Report 2014	barclays.com/annualreport

Risk and capital position review

Analysis of credit risk

Credit Risk Mitigation

Barclays employs a range of techniques and strategies to actively mitigate credit risks. Within the regulatory framework this is commonly referred to as credit risk mitigation (CRM) and is fully discussed on page 133 of this document. In the case of collateral specifically, the recognition of the mitigant is reflected through regulatory calculations in several different ways. This is dependent on the nature of the collateral and the underlying approach applied to the exposure.

Table 21: Exposures covered by guarantees and credit derivatives – Standardised approach

This table shows the value of credit risk exposures, subject to the Standardised approach, covered by unfunded credit protection in the form of guarantees or credit derivatives. Under this approach, the risk weight of the underlying exposure covered is substituted by that of the credit protection provider – generally a central government or institution. Any proportion uncovered is risk weighted using the normal framework. The below table has been populated post substitution effect.

Credit exposure class

Exposures covered by unfunded credit protection £m

As at 31 December 2014[a]
Central governments or central banks	–
Regional governments or local authorities	–
Public sector entities	–
Multilateral development banks	–
International organisations	–
Institutions	1,517
Corporates	1,183
Retail	7
Secured by mortgages	–
Exposures in default	2
Items associated with high risk	–
Covered bonds	–
Securitisation positions	–
Collective investment undertakings	–
Equity positions	–
Other items	–

Total	2,709

Financial collateral, as opposed to the unfunded guarantees and credit derivatives covered by the table above, includes but is not exclusive of, cash, debt securities, equities and gold, that can be used to directly reduce credit risk exposures subject to the Standardised approach. The impact of financial collateral CRM can be observed on page 48 and 49, as the difference between EAD pre-CRM and EAD post-CRM.

Where an exposure is fully or partially secured on property under the Standardised approach, this is considered in the risk weight applied, as discussed on page 46.

Table 22: Collateral and guarantees for IRB approach

Where exposures are subject to Advanced calculations, Barclays typically recognises eligible collateral by reducing the modelled downturn loss given default (LGD) metric. For the Foundation IRB approach, eligible collateral is also recognised through the LGD in accordance with regulatory formulas.

The below table represent the nominal value of exposures covered by eligible collateral for Advanced calculations.

IRB exposure class

	Foundation IRB		Advanced IRB

	Exposures covered by unfunded credit protection £m	Exposures covered by funded credit protection £m	Exposures covered by unfunded credit protection £m	Exposures covered by funded credit protection £m

As at 31 December 2014[a]
Central governments or central banks	–	–	585	–
Institutions	–	–	4,525	1,263
Corporates	11	4,104	6,046	37,716
Retail	–	–	52	474,429
Equity	–	–	–	–
Securitisation positions	–	–	–	–
Non-credit obligation assets	–	–	–	–

Total	11	4,104	11,208	513,408

Note

a	This disclosure is a new requirement; as such, no prior period comparatives have been included.

barclays.com/annualreport	Barclays PLC Pillar 3 Report 2014 | 45

Risk and capital position review

Analysis of credit risk

Credit quality analysis of Standardised exposures

Credit Rating Agencies (ECAIs)

Under the Standardised approach, credit ratings assigned by ECAIs are used in the calculation of RWAs. The PRA determines which agencies may be used to determine the correct risk weight. Barclays uses ratings assigned by the following agencies for credit risk calculations:

¡	Standard & Poor’s

¡	Moody’s

¡	Fitch

These ratings are used in the calculation of risk weights for the central governments and central banks, institutions and corporate exposure classesa.

Rated and unrated counterparties

The following section summarises the rules governing standardised calculations.

Each exposure must be assigned to one of six credit quality steps if a rating is available, as defined in the table below. After assignment to a quality step, exposure class and maturity are then used to determine the risk weight percentage. Exposures cannot be assigned a risk weight lower than that of the sovereign risk of the country in which the asset is located. The following table is a simplified version of the risk weight allocation process.

Where a credit rating is not available, a default treatment is applied as specified by regulatory guidance. In most cases this default risk weight equates to that which is applied to credit quality step 3.

Table 23: Relationship of long-term external credit ratings to credit quality steps under the Standardised approach

Credit Quality Step

	Standard and Poor’s	Moody’s	Fitch

Credit Quality Step 1	AAA to AA-	Aaa to Aa3	AAA to AA-
Credit Quality Step 2	A+ to A-	A1 to A3	A+ to A-
Credit Quality Step 3	BBB+ to BBB-	Baa1 to Baa3	BBB+ to BBB-
Credit Quality Step 4	BB-+ to BB-	Ba1 to Ba3	BB+ to BB-
Credit Quality Step 5	B+ to B-	B1 to B3	B+ to B-
Credit Quality Step 6	CCC+ and below	Caa1 and below	CCC+ and below

Table 24: Credit quality steps and risk weights under the Standardised approach

This table shows the prescribed risk weights associated with credit quality steps.

Credit Quality Step

		Institutions (including banks)

		Sovereign method	Credit assessment method

	Corporates	Credit assessment method	Maturity > 3 months	Maturity 3 months or less	Central governments or central banks

Credit Quality Step 1	20%	20%	20%	20%	0%
Credit Quality Step 2	50%	50%	50%	20%	20%
Credit Quality Step 3	100%	100%	50%	20%	50%
Credit Quality Step 4	100%	100%	100%	50%	100%
Credit Quality Step 5	150%	100%	100%	50%	100%
Credit Quality Step 6	150%	150%	150%	150%	150%

Exposures to international organisations are generally assigned a risk weight of 0%.

If considered fully secured by residential or commercial property, a retail exposure is assigned a risk weight of 35% or 50% respectively. If only partially secured, a more complex framework is applied. Other retail exposures are generally assigned a risk weight of 75%.

The unsecured portion of a past due exposure is assigned a risk weight of either 150% or 100%, depending on the specific credit risk adjustments recognised.

Items associated with high risk are assigned a risk weight of 150%, whereas equity positions, not subject to threshold calculations, are generally assigned a risk weight of 100%.

Other Items are assigned a risk weight of 100%, unless they relate to cash in hand (0%) or items in the course of collection (20%).

Notes

a	The rating agency DBRS is used to calculate risk weight for securitisation exposures only. Please see page 149 for further details.
b	The mapping of external ratings to credit quality steps applicable as at year-end 2014 is found in Supervisory Statement SS10/13, published by the Prudential Regulation Authority in December 2013 (see http://www.bankofengland.co.uk/pra/Documents/publications/ss/2013/ss1013.pdf”. Implementing technical standards that will update these mappings are under preparation by the EBA (see https://www.eba.europa.eu/regulation-and-policy/external-credit-assessment-institutions-ecai).

46 | Barclays PLC Pillar 3 Report 2014	barclays.com/annualreport

Risk and capital position review

Analysis of credit risk

Table 25: Credit quality step analysis of pre-CRM exposure and capital deductions under the Standardised approach

This table shows exposure at default pre-CRM (credit risk mitigation), broken down by credit exposure class and credit quality step. This table includes exposures subject to the Standardised approach only. The ‘uniform regulatory treatment’ is equivalent, in most cases, to credit quality step 3 and is applied where a rating is not available or has not been used for the RWA calculation. This is the case for the majority of retail and smaller business customers.

EAD pre-CRM credit exposure class

As at 31 December 2014	Credit Quality Step 1 £m	Credit Quality Step 2 £m	Credit Quality Step 3 £m	Credit Quality Step 4 £m	Credit Quality Step 5 £m	Credit Quality Step 6 £m	Uniform regulatory treatment £m	Total £m	Deduction from Capital Resources £m

Central governments or central banks	101,524	78	342	4	1,096	172	1,283	104,499	–
Regional governments or local authorities	619	–	–	8	–	–	236	863	–
Public sector entities	48	10	–	–	–	–	307	365	–
Multilateral development banks	3,060	–	–	–	–	–	25	3,085	–
International organisations	2,609	–	–	–	–	–	–	2,609	–
Institutions	1,022	1,258	1,352	59	–	3	3,258	6,952	–
Corporates	575	1,764	584	294	164	34	46,538	49,953	–
Retail	–	–	–	–	–	–	27,711	27,711	–
Secured by mortgages	–	–	–	–	–	–	15,948	15,948	–
Exposures in default	–	–	41	–	–	–	3,045	3,086	–
Items associated with high risk	–	–	–	–	–	–	1,552	1,552	–
Covered bonds	698	160	–	–	–	–	–	858	–
Securitisation positions	–	–	–	–	–	–	–	–	–
Collective investment undertakings	–	–	–	–	–	–	–	–	–
Equity positions	–	–	–	–	–	–	660	660	–
Other items	345	–	–	–	–	–	2,507	2,852	–

Total Standardised approach credit exposure/capital	110,500	3,270	2,319	365	1,260	209	103,070	220,993	–

As at 31 December 2013
(CRD III basis)
Central governments or central banks	1,261	184	436	–	1,051	–	5,913	8,845	–
Regional governments or local authorities	–	–	–	20	–	–	177	197	–
Public sector entities	36	–	–	–	25	–	100	161	–
Multilateral development banks	–	–	–	–	–	–	–	–	–
International organisations	–	–	–	–	–	–	–	–	–
Institutions	604	694	471	61	–	181	4,032	6,043	–
Corporates	14	1,234	473	107	48	70	35,237	37,183	–
Retail	–	–	–	–	–	–	26,914	26,914	–
Secured By Mortgages	–	–	–	–	–	–	19,521	19,521	–
Exposures in default	–	–	–	–	–	–	4,183	4,183	–
Items associated with high risk	–	–	–	–	–	–	704	704	766
Covered Bonds	419	227	11	–	–	–	127	784	–
Securitisation positions	–	–	–	–	–	–	277	277	–
Collective investment undertakings	196	20	111	–	–	–	2	329	–
Other items	–	–	–	–	–	–	3,020	3,020	–

Total Standardised approach credit exposure/capital	2,530	2,359	1,502	188	1,124	251	100,207	108,161	766

Exposures subject to the Standardised approach increased by £112.8bn to £221.0bn, primarily driven by movements in credit quality steps 1 and uniform regulatory treatment:

¡	Credit quality step 1 increased by £108.0bn to £110.5bn driven by change in treatment of high quality liquidity pools assets from AIRB to standardised approach

¡	Uniform regulatory treatment increased £2.9bn to £103.1bn driven by recognition of non-default losses against CCPs.

barclays.com/annualreport	Barclays PLC Pillar 3 Report 2014 | 47

Risk and capital position review

Analysis of credit risk

Table 26: Credit quality step analysis of post-CRM exposure and capital deductions under the Standardised approach

The difference between exposure at default pre-CRM set out in table 25 and exposures at default post-CRM in table 26 below is the impact of financial collateral CRM as described at the bottom of table 21 on page 45.

EAD post-CRM credit exposure class

As at 31 December 2014	Credit Quality Step 1 £m	Credit Quality Step 2 £m	Credit Quality Step 3 £m	Credit Quality Step 4 £m	Credit Quality Step 5 £m	Credit Quality Step 6 £m	Uniform regulatory treatment £m	Total £m	Deduction from Capital Resources £m

Central governments or central banks	101,524	78	342	4	1,096	172	1,283	104,499	–
Regional governments or local authorities	618	–	–	8	–	–	236	862	–
Public sector entities	48	–	–	–	–	–	306	354	–
Multilateral development banks	3,060	–	–	–	–	–	25	3,085	–
International organisations	2,609	–	–	–	–	–	–	2,609	–
Institutions	1,022	1,258	1,352	59	–	–	3,074	6,765	–
Corporates	575	1,764	584	294	164	34	33,929	37,344	–
Retail	–	–	–	–	–	–	26,879	26,879	–
Secured by mortgages	–	–	–	–	–	–	15,948	15,948	–
Exposures in default	–	–	41	–	–	–	3,020	3,061	–
Items associated with high risk	–	–	–	–	–	–	1,552	1,552	–
Covered bonds	698	160	–	–	–	–	–	858	–
Securitisation positions	–	–	–	–	–	–	–	–	–
Collective investment undertakings	–	–	–	–	–	–	–	–	–
Equity positions	–	–	–	–	–	–	660	660	–
Other items	345	–	–	–	–	–	2,507	2,852	–

Total Standardised approach credit exposure/ capital	110,499	3,260	2,319	365	1,260	206	89,419	207,328	–

As at 31 December 2013
(CRD III basis)
Central governments or central banks	1,261	184	436	–	1,051	–	5,907	8,839	–
Regional governments or local authorities	–	–	–	20	–	–	177	197	–
Public sector entities	36	–	–	–	25	–	86	147	–
Multilateral development banks	–	–	–	–	–	–	–	–	–
International organisations	–	–	–	–	–	–	–	–	–
Institutions	604	694	471	61	–	181	3,948	5,959	–
Corporates	14	1,234	473	107	48	70	29,589	31,535	–
Retail	–	–	–	–	–	–	26,193	26,193	–
Secured by mortgages	–	–	–	–	–	–	18,860	18,860	–
Exposures in default	–	–	–	–	–	–	4,152	4,152	–
Items associated with high risk	–	–	–	–	–	–	704	704	766
Covered bonds	419	227	11	–	–	–	127	784	–
Securitisation positions	–	–	–	–	–	–	277	277	–
Collective investment undertakings	196	20	111	–	–	–	2	329	–
Other items	–	–	–	–	–	–	3,020	3,020	–

Total Standardised approach credit exposure/ capital	2,530	2,359	1,502	188	1,124	251	93,042	100,996	766

48 | Barclays PLC Pillar 3 Report 2014	barclays.com/annualreport

Risk and capital position review

Analysis of credit risk

Credit quality analysis of IRB exposures

The following section provides breakdowns of inputs into risk weighted asset calculations. Please note that risk weights and risk factors may be volatile in granular breakdowns of wholesale exposures, especially in categories that are more sparsely populated. This is often due to the addition or removal of a relatively large exposure to or from narrow categories when its risk factors are different to the category average. This happens in the normal course of business, for instance, following new lending, repayments, or syndications. See page 121 for a discussion of IRB models.

Table 27: Internal default grade probabilities and mapping to external ratings

This table shows Barclays internal view of the relationship between external rating agency grades and our own internal scale for default grade bands (DG bands) for wholesale exposures. Note that Barclays DG system follows estimation rules and governance that may differ from those of ratings agencies. As such this relationship must be seen as approximate and dynamic through time.

	Default Probability

DG band	>=Min	Mid	<Max	Financial statements description	Standard and Poor’s	Moody’s

1	0.00%	0.01%	0.02%	Strong	AAA, AA+	Aaa, Aa1, Aa2
2	0.02%	0.03%	0.03%		AA	Aa3
3	0.03%	0.04%	0.05%		AA-	A1
4	0.05%	0.08%	0.10%		A+, A	A2
5	0.10%	0.13%	0.15%		A-, BBB+	A3
6	0.15%	0.18%	0.20%		BBB	Baa1, Baa2
7	0.20%	0.23%	0.25%			Baa3
8	0.25%	0.28%	0.30%
9	0.30%	0.35%	0.40%		BBB-
10	0.40%	0.45%	0.50%		BB+	Ba1
11	0.50%	0.55%	0.60%			Ba2

12	0.60%	0.90%	1.20%	Satisfactory	BB, BB-
13	1.20%	1.38%	1.55%			Ba3
14	1.55%	1.85%	2.15%			B1
15	2.15%	2.60%	3.05%		B+
16	3.05%	3.75%	4.45%			B2
17	4.45%	5.40%	6.35%		B	B3
18	6.35%	7.50%	8.65%		B-	Caa1
19	8.65%	10.00%	11.35%

20	11.35%	15.00%	18.65%	Higher risk		Caa2
					CCC+, CCC,
21	18.65%	30.00%	100.00%		CCC-, CC+, C	Caa3, Ca, C

IRB wholesale obligor grade disclosure

The following tables show credit risk and counterparty credit risk exposure at default post-CRM for the Advanced IRB approach and Foundation IRB approach for wholesale portfolios within both the trading and banking books. Separate tables are provided for the following credit exposure classes, central governments and central banks (table 28), institutions (table 29), corporates (table 30), corporates subject to slotting (table 31), SME (table 32), secured retail (table 33), revolving retail (table 34), and other retail (table 35).

barclays.com/annualreport	Barclays PLC Pillar 3 Report 2014 | 49

Risk and capital position review

Analysis of credit risk

Table 28: IRB wholesale obligor grade disclosure for central governments & central banks

Obligor grade disclosure for Advanced IRB

	Exposure value

As at 31 December 2014	Total £m	Of which: arising from counterparty credit risk £m	Average exposure value £m	Undrawn Commitments £m	Average Probability of Default (PD) %	Exposure weighted average LGD %	Risk weighted exposure amount £m	Exposure weighted average risk weight %	Expected Loss £m

DG1: 0.00-0.02%	9,571	7,185	9,576	1,559	0.0%	45.0%	525	5.5%	–
DG2: 0.02-0.03%	726	683	2,846	–	0.0%	45.0%	61	8.4%	–
DG3: 0.03-0.05%	3,975	2,819	5,770	859	0.0%	41.4%	281	7.1%	1
DG4: 0.05-0.10%	5,438	3,169	3,387	–	0.1%	45.0%	2,293	42.2%	4
DG5: 0.10-0.15%	2	1	73	–	0.1%	50.5%	2	100.0%	–
DG6: 0.15-0.20%	815	220	1,227	11	0.2%	18.1%	104	12.8%	–
DG7: 0.20-0.25%	59	59	50	–	0.2%	48.2%	47	79.7%	–
DG8: 0.25-0.30%	–	–	33	–	–	–	–	–	–
DG9: 0.30-0.40%	348	98	417	–	0.4%	46.9%	205	58.9%	1
DG10: 0.40-0.50%	–	–	29	–	–	–	–	–	–
DG11: 0.50-0.60%	5	3	255	–	0.6%	47.0%	4	80.0%	–
DG12: 0.60-1.20%	64	64	62	–	0.9%	45.0%	96	150.0%	–
DG13: 1.20-1.55%	–	–	–	–	–	–	–	–	–
DG14: 1.55-2.15%	–	–	–	–	–	–	–	–	–
DG15: 2.15-3.05%	–	–	–	–	–	–	–	–	–
DG16: 3.05-4.45%	–	–	–	–	–	–	–	–	–
DG17: 4.45-6.35%	–	–	–	–	–	–	–	–	–
DG18: 6.35-8.65%	1	1	–	–	7.5%	66.4%	1	100.0%	–
DG19: 8.65-11.35%	–	–	1	–	–	–	–	–	–
DG20: 11.35-18.65%	–	–	6	–	–	–	–	–	–
DG21: 18.65-100%	2	–	2	–	35.2%	78.0%	8	400.0%	–
In default	–	–	–	–	–	–	–	–	–

Total	21,006	14,302	23,734	2,429	0.1%	43.3%	3,627	17.3%	6

As at 31 December 2013
(CRD III basis)

DG1: 0.00-0.02%	102,046	4,775	117,369	2,185	0.0%	45.0%	7,675	7.5%	3
DG2: 0.02-0.03%	524	270	2,271	–	0.0%	45.2%	65	12.5%	–
DG3: 0.03-0.05%	4,940	2,560	3,518	2	0.0%	45.8%	444	9.0%	1
DG4: 0.05-0.10%	2,149	1,926	2,922	6	0.1%	45.5%	1,059	49.3%	1
DG5: 0.10-0.15%	66	63	769	–	0.1%	48.3%	24	36.3%	–
DG6: 0.15-0.20%	1,562	540	901	4	0.2%	30.6%	292	21.8%	1
DG7: 0.20-0.25%	24	24	11	–	0.2%	48.1%	17	0.0%	–
DG8: 0.25-0.30%	126	121	197	–	0.3%	45.0%	36	29.0%	–
DG9: 0.30-0.40%	317	117	355	–	0.4%	45.0%	182	57.2%	1
DG10: 0.40-0.50%	34	13	33	–	0.4%	45.0%	28	81.8%	–
DG11: 0.50-0.60%	286	35	288	4	0.5%	49.9%	184	64.1%	1
DG12: 0.60-1.20%	83	74	67	–	0.7%	45.0%	101	121.3%	–
DG13: 1.20-1.55%	–	–	–	–	0.0%	0.0%	–	0.0%	–
DG14: 1.55-2.15%	20	20	29	–	1.8%	63.0%	24	0.0%	–
DG15: 2.15-3.05%	–	–	10	–	2.6%	63.0%	–	161.4%	–
DG16: 3.05-4.45%	1	–	2	–	3.4%	73.0%	–	196.3%	–
DG17: 4.45-6.35%	–	–	–	–	0.0%	0.0%	–	0.0%	–
DG18: 6.35-8.65%	3	–	14	–	7.0%	68.0%	8	241.6%	–
DG19: 8.65-11.35%	1	–	5	–	10.0%	68.0%	3	284.2%	–
DG20: 11.35-18.65%	11	–	5	–	12.3%	73.0%	46	405.2%	1
DG21: 18.65-100%	–	–	–	–	0.0%	0.0%	–	0.0%	–
In default	–	–	–	–	0.0%	0.0%	–	0.0%	–

Total	112,193	10,538	128,766	2,201	0.0%	44.9%	10,188	9.1%	9

50 | Barclays PLC Pillar 3 Report 2014	barclays.com/annualreport

Risk and capital position review

Analysis of credit risk

Table 28 continued

Obligor grade disclosure for Foundation IRB

	Exposure value
As at 31 December 2014	Total £m	Of which: arising from counterparty credit risk £m	Average exposure value £m	Undrawn Commitments £m	Average Probability of Default (PD) %	Exposure weighted average LGD %	Risk weighted exposure amount £m	Exposure weighted average risk weight %	Expected Loss £m

DG1: 0.00-0.02%	–	–	–	–	–	–	–	–	–
DG2: 0.02-0.03%	–	–	–	–	–	–	–	–	–
DG3: 0.03-0.05%	–	–	–	–	–	–	–	–	–
DG4: 0.05-0.10%	–	–	–	–	–	–	–	–	–
DG5: 0.10-0.15%	–	–	–	–	–	–	–	–	–
DG6: 0.15-0.20%	92	1	155	9	0.2%	45.0%	41	44.6%	–
DG7: 0.20-0.25%	72	1	18	–	0.2%	45.0%	33	45.8%	–
DG8: 0.25-0.30%	–	–	–	–	–	–	–	–	–
DG9: 0.30-0.40%	–	–	–	–	–	–	–	–	–
DG10: 0.40-0.50%	–	–	5	–	–	–	–	–	–
DG11: 0.50-0.60%	–	–	–	–	–	–	–	–	–
DG12: 0.60-1.20%	–	–	–	–	–	–	–	–	–
DG13: 1.20-1.55%	–	–	–	–	–	–	–	–	–
DG14: 1.55-2.15%	–	–	–	–	–	–	–	–	–
DG15: 2.15-3.05%	–	–	1	–	–	–	–	–	–
DG16: 3.05-4.45%	–	–	3	–	–	–	–	–	–
DG17: 4.45-6.35%	14	–	7	–	5.4%	45.0%	22	157.1%	–
DG18: 6.35-8.65%	–	–	24	–	–	–	–	–	–
DG19: 8.65-11.35%	–	–	–	–	–	–	–	–	–
DG20: 11.35-18.65%	–	–	–	–	–	–	–	–	–
DG21: 18.65-100%	–	–	3	–	–	–	–	–	–
In default	–	–	–	–	–	–	–	–	–

Total	178	2	216	9	0.6%	45.0%	96	53.9%	–

As at 31 December 2013 (CRD III basis)

DG1: 0.00-0.02%	–	–	–	–	0.0%	0.0%	–	0.0%	–
DG2: 0.02-0.03%	–	–	–	–	0.0%	0.0%	–	0.0%	–
DG3: 0.03-0.05%	51	–	61	–	0.0%	31.6%	5	10.7%	–
DG4: 0.05-0.10%	–	–	–	–	0.0%	0.0%	–	0.0%	–
DG5: 0.10-0.15%	–	–	33	–	0.0%	0.0%	–	0.0%	–
DG6: 0.15-0.20%	190	2	174	58	0.0%	45.0%	83	43.9%	–
DG7: 0.20-0.25%	–	–	–	–	0.0%	0.0%	–	0.0%	–
DG8: 0.25-0.30%	–	–	–	–	0.0%	0.0%	–	0.0%	–
DG9: 0.30-0.40%	–	–	–	–	0.0%	0.0%	–	0.0%	–
DG10: 0.40-0.50%	–	–	–	–	0.0%	0.0%	–	0.0%	–
DG11: 0.50-0.60%	–	–	–	–	0.0%	0.0%	–	0.0%	–
DG12: 0.60-1.20%	–	–	–	–	0.0%	0.0%	–	0.0%	–
DG13: 1.20-1.55%	–	–	3	–	0.0%	0.0%	–	0.0%	–
DG14: 1.55-2.15%	–	–	–	–	0.0%	0.0%	–	0.0%	–
DG15: 2.15-3.05%	–	–	–	–	0.0%	0.0%	–	0.0%	–
DG16: 3.05-4.45%	8	–	5	–	3.7%	45.0%	13	145.1%	–
DG17: 4.45-6.35%	–	–	–	–	0.0%	0.0%	–	0.0%	–
DG18: 6.35-8.65%	–	–	–	–	0.0%	0.0%	–	0.0%	–
DG19: 8.65-11.35%	–	–	–	–	0.0%	0.0%	–	0.0%	–
DG20: 11.35-18.65%	–	–	–	–	0.0%	0.0%	–	0.0%	–
DG21: 18.65-100%	–	–	–	–	0.0%	0.0%	–	0.0%	–
In default	–	–	–	–	0.0%	0.0%	–	0.0%	–

Total	249	2	276	58	0.2%	42.3%	101	40.8%	–

The average risk weight associated with Advanced IRB exposure to central governments and central banks increased from 9.1% to 17.3%. This is mainly due to a change in the treatment of high quality liquidity assets that drove the exposure under DG1 lower, from £102.0bn to £9.6bn. The removal of these highly rated exposures had the effect of increasing the total portfolio risk weight.

Similarly, the Foundation IRB risk weight increased from 40.8% to 53.9% driven by the decrease of a highly-rated government exposure under DG3.

barclays.com/annualreport	Barclays PLC Pillar 3 Report 2014 | 51

Risk and capital position review

Analysis of credit risk

Table 29: IRB wholesale obligor grade disclosure for institutions

Obligor grade disclosure for Advanced IRB

	Exposure value
As at 31 December 2014	Total £m	Of which: arising from counterparty credit risk £m	Average exposure value £m	Undrawn Commitments £m	Average Probability of Default (PD) %	Exposure weighted average LGD %	Risk weighted exposure amount £m	Exposure weighted average risk weight %	Expected Loss £m

DG1: 0.00-0.02%	370	278	1,296	160	–	45.0%	46	12.6%	–
DG2: 0.02-0.03%	–	–	–	–	–	–	–	–	–
DG3: 0.03-0.05%	34,862	12,183	39,956	1,869	–	41.9%	8,078	23.2%	7
DG4: 0.05-0.10%	9,410	4,559	6,849	112	0.1%	41.9%	2,913	31.0%	4
DG5: 0.10-0.15%	1,043	691	1,319	71	0.1%	45.8%	471	45.2%	1
DG6: 0.15-0.20%	745	253	547	14	0.2%	45.6%	333	44.7%	1
DG7: 0.20-0.25%	587	315	404	96	0.2%	46.9%	292	49.8%	1
DG8: 0.25-0.30%	580	99	456	40	0.3%	43.6%	302	52.1%	1
DG9: 0.30-0.40%	1,450	402	1,011	108	0.4%	46.4%	949	65.5%	2
DG10: 0.40-0.50%	189	137	177	15	0.5%	48.4%	193	101.9%	1
DG11: 0.50-0.60%	30	23	146	7	0.6%	45.3%	22	74.2%	–
DG12: 0.60-1.20%	201	159	197	24	0.8%	47.5%	255	126.6%	1
DG13: 1.20-1.55%	61	57	63	3	1.3%	45.0%	97	158.7%	1
DG14: 1.55-2.15%	11	9	102	–	2.0%	50.7%	15	140.8%	–
DG15: 2.15-3.05%	36	31	43	2	2.7%	44.5%	55	153.2%	1
DG16: 3.05-4.45%	49	21	24	9	3.8%	45.5%	69	140.2%	1
DG17: 4.45-6.35%	76	70	41	1	5.1%	44.4%	184	242.0%	5
DG18: 6.35-8.65%	24	22	36	–	8.4%	44.0%	53	221.8%	1
DG19: 8.65-11.35%	5	2	4	1	9.7%	39.6%	10	193.6%	–
DG20: 11.35-18.65%	7	–	10	7	15.0%	37.4%	15	207.4%	–
DG21: 18.65-100%	7	3	5	–	27.9%	37.2%	16	235.1%	1
In default	92	–	70	–	100.0%	24.3%	266	289.3%	–

Total	49,835	19,314	52,754	2,539	0.3%	42.3%	14,635	29.4%	29

As at 31 December 2013 (CRD III basis)

DG1: 0.00-0.02%	1,102	222	563	151	0.0%	45.0%	70	6.3%	–
DG2: 0.02-0.03%	–	–	–	–	0.0%	0.0%	–	0.0%	–
DG3: 0.03-0.05%	41,119	11,799	39,909	1,652	0.0%	37.4%	4,676	11.4%	5
DG4: 0.05-0.10%	2,106	1,129	2,764	59	0.1%	42.9%	498	23.9%	1
DG5: 0.10-0.15%	2,057	868	2,130	71	0.1%	40.2%	599	29.1%	1
DG6: 0.15-0.20%	220	143	386	27	0.1%	25.8%	85	41.7%	–
DG7: 0.20-0.25%	528	145	428	50	0.2%	43.5%	198	22.6%	1
DG8: 0.25-0.30%	209	50	229	–	0.3%	21.0%	48	23.2%	–
DG9: 0.30-0.40%	291	160	251	10	0.3%	48.2%	189	64.7%	1
DG10: 0.40-0.50%	173	55	193	23	0.4%	37.4%	115	66.8%	–
DG11: 0.50-0.60%	80	53	64	16	0.5%	44.1%	57	72.0%	–
DG12: 0.60-1.20%	118	90	175	8	0.8%	47.2%	93	79.7%	–
DG13: 1.20-1.55%	61	60	75	–	1.2%	45.1%	62	0.0%	–
DG14: 1.55-2.15%	5	5	6	–	1.7%	50.1%	4	0.0%	–
DG15: 2.15-3.05%	14	14	15	1	2.4%	46.6%	18	116.2%	–
DG16: 3.05-4.45%	5	4	3	–	3.4%	46.1%	6	113.7%	–
DG17: 4.45-6.35%	2	2	5	–	4.4%	43.2%	2	0.0%	–
DG18: 6.35-8.65%	26	24	17	–	7.3%	45.6%	50	203.3%	1
DG19: 8.65-11.35%	–	–	15	–	0.0%	0.0%	–	0.0%	–
DG20: 11.35-18.65%	–	–	3	–	0.0%	0.0%	–	0.0%	–
DG21: 18.65-100%	–	–	2	–	0.0%	0.0%	–	0.0%	–
In default	51	–	89	–	100.0%	20.9%	89	0.0%	4

Total	48,167	14,823	47,322	2,068	0.2%	38.0%	6,859	14.0%	14

52 | Barclays PLC Pillar 3 Report 2014	barclays.com/annualreport

Risk and capital position review

Analysis of credit risk

Table 29 continued

Obligor grade disclosure for Foundation IRB

	Exposure value
As at 31 December 2014	Total £m	Of which: arising from counterparty credit risk £m	Average exposure value £m	Undrawn Commitments £m	Average Probability of Default (PD) %	Exposure weighted average LGD %	Risk weighted exposure amount £m	Exposure weighted average risk weight %	Expected Loss £m

DG1: 0.00-0.02%	–	–	–	–	–	–	–	–	–
DG2: 0.02-0.03%	–	–	–	–	–	–	–	–	–
DG3: 0.03-0.05%	766	507	867	327	–	45.0%	103	13.4%	–
DG4: 0.05-0.10%	492	292	293	95	0.1%	45.0%	91	18.5%	–
DG5: 0.10-0.15%	–	–	74	321	0.1%	45.0%	–	–	–
DG6: 0.15-0.20%	85	84	151	1	0.2%	45.0%	44	51.8%	–
DG7: 0.20-0.25%	181	72	193	–	0.2%	45.0%	122	67.4%	–
DG8: 0.25-0.30%	–	–	15	–	–	–	–	–	–
DG9: 0.30-0.40%	169	70	43	6	0.3%	45.0%	130	76.9%	–
DG10: 0.40-0.50%	1	1	14	–	0.4%	45.0%	1	100.0%	–
DG11: 0.50-0.60%	6	–	2	–	0.5%	45.0%	4	66.7%	–
DG12: 0.60-1.20%	172	–	65	2	0.9%	45.0%	114	66.3%	–
DG13: 1.20-1.55%	7	–	130	9	1.4%	45.0%	7	100.0%	–
DG14: 1.55-2.15%	27	3	9	84	1.8%	45.0%	32	118.5%	–
DG15: 2.15-3.05%	83	67	27	–	2.6%	45.0%	91	109.6%	1
DG16: 3.05-4.45%	88	–	24	–	3.8%	45.0%	58	65.9%	–
DG17: 4.45-6.35%	–	–	1	–	–	–	–	–	–
DG18: 6.35-8.65%	–	–	1	–	–	–	–	–	–
DG19: 8.65-11.35%	–	–	2	1	–	–	–	–	–
DG20: 11.35-18.65%	–	–	–	–	–	–	–	–	–
DG21: 18.65-100%	–	–	1	–	–	–	–	–	–
In default	–	–	–	–	–	–	–	–	–

Total	2,077	1,096	1,910	846	0.5%	45.0%	798	38.4%	1

As at 31 December 2013 (CRD III basis)

DG1: 0.00-0.02%	–	–	–	–	0.0%	0.0%	–	0.0%	–
DG2: 0.02-0.03%	–	–	–	–	0.0%	0.0%	–	0.0%	–
DG3: 0.03-0.05%	668	417	550	171	0.0%	45.0%	90	13.4%	–
DG4: 0.05-0.10%	186	113	660	78	0.0%	45.0%	51	27.5%	–
DG5: 0.10-0.15%	263	261	235	303	0.0%	45.0%	94	35.7%	–
DG6: 0.15-0.20%	278	59	167	27	0.1%	45.0%	119	42.9%	–
DG7: 0.20-0.25%	–	–	–	–	0.0%	0.0%	–	0.0%	–
DG8: 0.25-0.30%	1	–	1	1	0.0%	45.0%	1	55.7%	–
DG9: 0.30-0.40%	–	–	2	–	0.0%	0.0%	–	0.0%	–
DG10: 0.40-0.50%	38	4	17	29	0.1%	45.0%	27	72.0%	–
DG11: 0.50-0.60%	–	–	5	–	0.0%	45.0%	–	76.8%	–
DG12: 0.60-1.20%	2	–	1	–	0.1%	45.0%	2	96.3%	–
DG13: 1.20-1.55%	3	–	1	–	1.1%	45.0%	3	109.1%	–
DG14: 1.55-2.15%	–	–	–	–	1.6%	45.0%	–	113.3%	–
DG15: 2.15-3.05%	7	1	9	–	2.3%	45.0%	9	129.7%	–
DG16: 3.05-4.45%	–	–	–	–	0.0%	0.0%	–	0.0%	–
DG17: 4.45-6.35%	–	–	–	1	0.7%	45.0%	1	160.3%	–
DG18: 6.35-8.65%	–	–	–	–	0.0%	0.0%	–	0.0%	–
DG19: 8.65-11.35%	–	–	–	–	0.0%	0.0%	–	0.0%	–
DG20: 11.35-18.65%	–	–	–	–	0.0%	0.0%	–	0.0%	–
DG21: 18.65-100%	–	–	–	–	0.0%	0.0%	–	0.0%	–
In default	–	–	–	–	0.0%	0.0%	–	0.0%	–

Total	1,446	855	1,648	610	0.0%	45.0%	397	27.5%	–

The average risk weight associated with Advanced IRB exposures to financial institutions increased from 14.0% to 29.4%. This is mainly due to the implementation of new regulatory LGD floors.

The Foundation IRB risk weight increased from 27.5% to 38.4% due to the re-rating of African exposures to higher DG bands.

barclays.com/annualreport	Barclays PLC Pillar 3 Report 2014 | 53

Risk and capital position review

Analysis of credit risk

Table 30: IRB wholesale obligor grade disclosure for corporates

Obligor grade disclosure for Advanced IRB

	Exposure value
As at 31 December 2014	Total £m	Of which: arising from counterparty credit risk £m	Average exposure value £m	Undrawn Commitments £m	Average Probability of Default (PD) %	Exposure weighted average LGD %	Risk weighted exposure amount £m	Exposure weighted average risk weight %	Expected Loss £m

DG1: 0.00-0.02%	294	263	1,495	–	–	45.0%	53	18.1%	–
DG2: 0.02-0.03%	–	–	–	–	–	–	–	–	–
DG3: 0.03-0.05%	70,095	33,238	68,889	40,989	0.0%	41.7%	12,960	18.5%	11
DG4: 0.05-0.10%	26,813	7,139	26,027	23,138	0.1%	41.2%	8,252	30.8%	9
DG5: 0.10-0.15%	14,248	4,217	14,706	10,161	0.1%	41.7%	5,632	39.5%	8
DG6: 0.15-0.20%	7,502	1,892	7,441	4,759	0.2%	44.7%	3,485	46.4%	6
DG7: 0.20-0.25%	6,652	2,154	6,369	4,053	0.2%	45.5%	3,473	52.2%	6
DG8: 0.25-0.30%	3,991	824	4,043	2,188	0.3%	44.0%	2,475	62.0%	5
DG9: 0.30-0.40%	5,003	706	5,317	3,569	0.3%	45.3%	3,738	74.7%	7
DG10: 0.40-0.50%	4,407	489	4,349	2,193	0.4%	42.7%	3,062	69.5%	9
DG11: 0.50-0.60%	3,469	306	4,626	1,995	0.5%	40.3%	2,531	73.0%	8
DG12: 0.60-1.20%	10,785	1,143	10,375	6,598	0.9%	38.8%	9,053	83.9%	39
DG13: 1.20-1.55%	2,801	193	2,982	1,752	1.4%	36.1%	2,350	83.9%	14
DG14: 1.55-2.15%	3,423	338	3,711	1,430	1.9%	33.2%	2,946	86.1%	23
DG15: 2.15-3.05%	4,276	356	4,590	2,793	2.6%	32.2%	4,120	96.4%	39
DG16: 3.05-4.45%	2,558	285	3,351	1,487	3.6%	33.4%	2,608	102.0%	34
DG17: 4.45-6.35%	2,839	241	2,335	1,083	5.3%	31.8%	3,013	106.1%	50
DG18: 6.35-8.65%	602	36	1,111	383	7.4%	34.2%	727	120.8%	16
DG19: 8.65-11.35%	251	45	538	90	10.0%	43.7%	452	179.9%	11
DG20: 11.35-18.65%	446	26	490	282	14.8%	23.9%	452	101.3%	15
DG21: 18.65-100%	267	22	450	75	29.7%	36.9%	488	182.7%	28
In default	1,171	140	1,223	329	100.0%	32.7%	2,633	224.8%	174

Total	171,893	54,053	174,418	109,347	1.2%	41.0%	74,502	43.3%	512

As at 31 December 2013
(CRD III basis)

DG1: 0.00-0.02%	2,121	819	2,050	1,190	0.0%	45.0%	117	5.5%	–
DG2: 0.02-0.03%	–	–	153	–	0.0%	0.0%	–	0.0%	–
DG3: 0.03-0.05%	58,243	21,150	58,750	35,662	0.0%	37.6%	7,938	13.7%	8
DG4: 0.05-0.10%	25,873	6,018	25,773	21,228	0.1%	36.1%	6,130	23.7%	7
DG5: 0.10-0.15%	13,998	3,566	15,221	9,110	0.1%	34.2%	4,229	30.5%	6
DG6: 0.15-0.20%	7,690	1,847	7,937	4,286	0.1%	33.5%	3,188	42.6%	5
DG7: 0.20-0.25%	4,852	652	5,521	3,489	0.2%	36.2%	2,230	40.8%	4
DG8: 0.25-0.30%	3,238	479	3,326	2,360	0.2%	33.0%	1,653	51.7%	4
DG9: 0.30-0.40%	6,575	1,895	6,721	2,922	0.3%	40.4%	3,859	58.4%	11
DG10: 0.40-0.50%	4,488	660	4,584	2,260	0.4%	34.9%	2,786	62.8%	8
DG11: 0.50-0.60%	3,485	592	3,505	1,572	0.5%	36.3%	2,339	68.0%	8
DG12: 0.60-1.20%	10,746	1,989	11,964	4,928	0.7%	35.5%	8,224	78.7%	35
DG13: 1.20-1.55%	3,236	655	3,546	1,232	1.0%	33.5%	3,315	81.8%	22
DG14: 1.55-2.15%	3,754	912	4,859	1,649	1.6%	33.5%	3,123	59.7%	24
DG15: 2.15-3.05%	4,875	784	6,631	1,686	2.2%	27.5%	3,901	86.0%	35
DG16: 3.05-4.45%	3,937	838	3,339	1,423	3.3%	32.9%	4,229	109.4%	49
DG17: 4.45-6.35%	1,666	184	2,079	655	4.7%	34.8%	2,277	118.6%	35
DG18: 6.35-8.65%	1,465	91	1,378	208	7.1%	35.1%	1,885	129.9%	40
DG19: 8.65-11.35%	666	128	1,181	163	9.4%	25.0%	707	109.4%	16
DG20: 11.35-18.65%	429	30	536	119	13.0%	28.3%	572	139.1%	19
DG21: 18.65-100%	436	56	842	36	26.2%	29.8%	721	137.2%	40
In default	1,437	98	1,958	99	79.4%	31.6%	2,404	150.3%	412

Total	163,210	43,443	171,854	96,277	1.3%	35.9%	65,827	39.4%	788

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Risk and capital position review

Analysis of credit risk

Table 30 continued

Obligor grade disclosure for Foundation IRB

	Exposure value
As at 31 December 2014	Total £m	Of which: arising from counterparty credit risk £m	Average exposure value £m	Undrawn Commitments £m	Average Probability of Default (PD) %	Exposure weighted average LGD %	Risk weighted exposure amount £m	Exposure weighted average risk weight %	Expected Loss £m

DG1: 0.00-0.02%	–	–	17	–	–	–	–	–	–
DG2: 0.02-0.03%	–	–	6	–	–	–	–	–	–
DG3: 0.03-0.05%	1,223	107	1,133	459	0.0%	44.4%	237	19.4%	1
DG4: 0.05-0.10%	945	14	960	1,093	0.1%	44.9%	246	26.0%	–
DG5: 0.10-0.15%	1,079	27	826	847	0.1%	42.6%	385	35.7%	1
DG6: 0.15-0.20%	1,587	42	1,859	403	0.2%	42.2%	641	40.4%	1
DG7: 0.20-0.25%	1,033	98	829	453	0.2%	40.8%	436	42.2%	1
DG8: 0.25-0.30%	727	47	637	402	0.3%	44.7%	377	51.9%	1
DG9: 0.30-0.40%	784	8	979	212	0.3%	44.5%	446	56.9%	1
DG10: 0.40-0.50%	689	21	605	279	0.5%	42.5%	427	62.0%	1
DG11: 0.50-0.60%	768	8	650	650	0.5%	44.3%	561	73.0%	2
DG12: 0.60-1.20%	1,954	19	1,702	575	0.9%	43.9%	1,596	81.7%	12
DG13: 1.20-1.55%	988	10	1,600	757	1.4%	44.1%	985	99.7%	6
DG14: 1.55-2.15%	596	18	582	221	1.9%	43.4%	629	105.5%	5
DG15: 2.15-3.05%	1,035	4	981	479	2.6%	43.4%	1,176	113.6%	12
DG16: 3.05-4.45%	414	5	376	112	3.7%	43.4%	492	118.8%	7
DG17: 4.45-6.35%	367	3	279	175	5.3%	43.7%	498	135.7%	9
DG18: 6.35-8.65%	154	–	171	166	7.4%	42.8%	234	151.9%	5
DG19: 8.65-11.35%	44	–	40	13	10.0%	44.4%	75	170.5%	2
DG20: 11.35-18.65%	178	6	126	69	15.3%	43.5%	378	212.4%	12
DG21: 18.65-100%	67	–	48	61	33.7%	43.8%	156	232.8%	11
In default	324	–	323	130	100.0%	37.1%	985	304.0%	107

Total	14,956	437	14,729	7,556	3.4%	43.3%	10,960	73.3%	197

As at 31 December 2013 (CRD III basis)

DG1: 0.00-0.02%	–	–	–	–	0.0%	0.0%	–	0.0%	–
DG2: 0.02-0.03%	–	–	–	–	0.0%	0.0%	–	0.0%	–
DG3: 0.03-0.05%	1,084	114	1,140	635	0.0%	44.4%	190	14.2%	–
DG4: 0.05-0.10%	1,121	53	1,171	596	0.0%	44.0%	281	23.8%	–
DG5: 0.10-0.15%	603	13	1,140	413	0.0%	41.2%	219	29.5%	–
DG6: 0.15-0.20%	2,328	30	1,871	861	0.0%	44.4%	997	39.0%	2
DG7: 0.20-0.25%	697	27	583	387	0.0%	44.0%	326	82.8%	1
DG8: 0.25-0.30%	960	39	1,034	361	0.1%	44.6%	515	51.4%	1
DG9: 0.30-0.40%	889	43	969	429	0.1%	43.4%	495	57.7%	1
DG10: 0.40-0.50%	917	10	865	338	0.1%	44.1%	604	62.1%	2
DG11: 0.50-0.60%	620	19	795	532	0.1%	44.5%	456	68.6%	1
DG12: 0.60-1.20%	1,746	15	2,150	714	0.1%	43.7%	1,574	76.6%	8
DG13: 1.20-1.55%	1,297	14	1,418	619	0.5%	44.2%	1,341	155.1%	8
DG14: 1.55-2.15%	639	12	654	273	0.3%	44.4%	703	247.8%	5
DG15: 2.15-3.05%	1,011	56	1,072	397	0.5%	42.4%	1,148	84.8%	10
DG16: 3.05-4.45%	402	21	433	123	0.4%	43.9%	516	109.1%	6
DG17: 4.45-6.35%	235	4	273	147	0.7%	43.4%	335	270.9%	5
DG18: 6.35-8.65%	77	–	108	124	0.4%	42.3%	114	124.5%	2
DG19: 8.65-11.35%	29	–	31	19	0.5%	43.0%	49	90.0%	1
DG20: 11.35-18.65%	50	–	84	42	1.7%	40.4%	93	136.7%	3
DG21: 18.65-100%	34	1	57	11	2.2%	42.2%	77	591.4%	4
In default	380	–	483	155	22.1%	36.6%	834	283.1%	132

Total	15,119	471	16,331	7,176	0.7%	43.7%	10,867	82.1%	192

The average risk weight associated with Advanced IRB exposures to corporates decreased from 39.4% to 43.3%. This is mainly due to changes in portfolio composition following the migration of large exposures to lower grades, the inclusion of counterparty credit risk exposures under advanced approaches, and the implementation of regulatory LGD floors on parts of the portfolio.

The Foundation IRB risk weight decreased from 82.1% to 73.3% mainly due to changes in risk weights in DG bands 13 and 14.

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Analysis of credit risk

Table 31: Corporate exposures subject to the slotting approach

Slotting, also known as specialised lending, is an approach that is applied to financing of individual projects where the repayment is highly dependent on the performance of the underlying pool or collateral. It uses a standard set of rules to be used in the calculation of RWAs, based upon an assessment of factors such as the financial strength of the counterparty. The requirements for the application of the Slotting approach are detailed in CRR article 153.

Obligor Grade

	Remaining Maturity <2.5 years		Remaining Maturity >2.5 years
	EAD post- CRM	Risk Weighted Assets	EAD post- CRM	Risk Weighted Assets

As at 31 December 2014
Strong	2,343	1,172	5,101	3,571
Good	1,728	1,210	1,731	1,558
Satisfactory	558	641	490	563
Weak	421	1,054	429	1,073
Default[a]	390	–	291	–

Total	5,440	4,077	8,042	6,765

As at 31 December 2013
(CRD III basis)
Strong	2,246	1,123	3,707	1,854
Good	2,128	1,490	1,431	1,016
Satisfactory	1,174	1,350	718	826
Weak	346	866	463	1,158
Default[a]	708	–	147	–

Total	6,602	4,829	6,466	4,854

Exposures subject to the slotting approach increased RWAs by £1.2bn, driven by asset growth and application of new treatment for CRD IV rules.

Note

a	Exposures in default do not generate risk weighted assets as they are already reflected in deductions to capital resources.

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Risk and capital position review

Analysis of credit risk

Table 32: IRB retail obligor grade disclosure for SME

Obligor grade disclosure for Advanced IRB

As at 31 December 2014	Exposure value £m	Average exposure value £m	Undrawn Commitments £m	Average Probability of Default (PD) %	Exposure weighted average LGD %	Risk weighted exposure amount £m	Exposure weighted average risk weight %	Expected Loss £m

DG1: 0.00-0.02%	–	–	–	–	–	–	–	–
DG2: 0.02-0.03%	–	–	–	–	–	–	–	–
DG3: 0.03-0.05%	1,005	980	269	0.0%	27.9%	106	10.5%	2
DG4: 0.05-0.10%	324	308	49	0.1%	24.7%	41	12.7%	–
DG5: 0.10-0.15%	271	251	70	0.1%	31.7%	43	15.9%	1
DG6: 0.15-0.20%	271	255	86	0.2%	35.5%	51	18.8%	1
DG7: 0.20-0.25%	203	205	59	0.2%	36.9%	44	21.7%	–
DG8: 0.25-0.30%	169	172	46	0.3%	36.2%	39	23.1%	–
DG9: 0.30-0.40%	354	363	114	0.3%	39.5%	91	25.7%	1
DG10: 0.40-0.50%	316	324	91	0.4%	38.6%	84	26.6%	1
DG11: 0.50-0.60%	263	270	79	0.5%	38.6%	84	31.9%	1
DG12: 0.60-1.20%	1,239	1,251	313	0.9%	39.0%	460	37.1%	6
DG13: 1.20-1.55%	572	579	155	1.4%	46.0%	251	43.9%	4
DG14: 1.55-2.15%	646	652	137	1.9%	38.4%	297	46.0%	5
DG15: 2.15-3.05%	789	818	137	2.6%	43.9%	430	54.5%	10
DG16: 3.05-4.45%	707	725	98	3.7%	37.3%	379	53.6%	10
DG17: 4.45-6.35%	468	416	65	5.4%	41.8%	276	59.0%	11
DG18: 6.35-8.65%	243	303	39	7.5%	45.1%	166	68.3%	9
DG19: 8.65-11.35%	133	143	13	10.0%	45.5%	286	215.0%	6
DG20: 11.35-18.65%	149	157	16	15.0%	49.3%	136	91.3%	11
DG21: 18.65-100%	221	221	18	30.2%	42.5%	224	101.4%	29
In default	492	593	9	100.0%	27.9%	715	145.3%	110

Total	8,835	8,984	1,863	8.2%	37.5%	4,203	47.6%	218

As at 31 December 2013
(CRD III basis)

DG1: 0.00-0.02%	–	–	–	0.0%	0.0%	–	0.0%	–
DG2: 0.02-0.03%	–	–	–	0.0%	0.0%	–	0.0%	–
DG3: 0.03-0.05%	901	717	266	0.0%	30.6%	76	8.4%	3
DG4: 0.05-0.10%	328	337	66	0.1%	26.4%	33	10.1%	1
DG5: 0.10-0.15%	269	256	71	0.1%	33.5%	40	14.7%	1
DG6: 0.15-0.20%	238	235	74	0.2%	37.1%	46	19.1%	1
DG7: 0.20-0.25%	200	221	58	0.2%	36.0%	44	21.8%	1
DG8: 0.25-0.30%	190	192	47	0.3%	33.9%	43	22.4%	1
DG9: 0.30-0.40%	382	381	116	0.3%	39.0%	99	25.8%	1
DG10: 0.40-0.50%	337	375	92	0.4%	39.3%	95	28.3%	1
DG11: 0.50-0.60%	273	284	77	0.5%	40.5%	100	36.6%	1
DG12: 0.60-1.20%	1,268	1,384	310	0.9%	40.3%	542	42.9%	7
DG13: 1.20-1.55%	579	602	157	1.4%	45.9%	294	50.9%	5
DG14: 1.55-2.15%	670	709	139	1.9%	40.7%	381	57.0%	6
DG15: 2.15-3.05%	859	845	221	2.6%	43.7%	531	61.7%	11
DG16: 3.05-4.45%	720	752	95	3.7%	39.4%	457	63.5%	12
DG17: 4.45-6.35%	420	433	57	5.4%	44.0%	303	72.2%	11
DG18: 6.35-8.65%	386	295	58	7.5%	42.4%	282	73.0%	13
DG19: 8.65-11.35%	159	280	18	10.0%	47.2%	140	88.2%	8
DG20: 11.35-18.65%	199	211	22	14.9%	46.5%	203	101.9%	14
DG21: 18.65-100%	274	257	19	29.8%	42.7%	331	121.1%	35
In default	584	647	10	100.0%	23.0%	1,783	305.4%	140

Total	9,236	9,413	1,973	9.2%	38.4%	5,823	63.1%	273

The average risk weight associated with retail SME exposures decreased to 47.6% to 63.1%. This reflects migration to better default grades reflecting improved risk performance in PCB, and the implementation of regulatory measures under CRD IV to support SME access to finance.

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Risk and capital position review

Analysis of credit risk

Table 33: IRB retail obligor grade disclosure for secured retail

Obligor grade disclosure for Advanced IRB

As at 31 December 2014	Exposure value £m	Average exposure value £m	Undrawn Commitments £m	Average Probability of Default (PD) %	Exposure weighted average LGD %	Risk weighted exposure amount £m	Exposure weighted average risk weight %	Expected Loss £m

DG1: 0.00-0.02%	–	1	–	–	–	–	–	–
DG2: 0.02-0.03%	–	–	–	–	–	–	–	–
DG3: 0.03-0.05%	5,585	5,861	922	0.0%	17.3%	107	1.9%	–
DG4: 0.05-0.10%	5,905	6,133	365	0.1%	20.2%	342	5.8%	1
DG5: 0.10-0.15%	10,124	10,506	548	0.1%	22.0%	1,042	10.3%	4
DG6: 0.15-0.20%	5,067	5,289	536	0.2%	21.0%	584	11.5%	2
DG7: 0.20-0.25%	2,626	2,729	688	0.2%	16.9%	244	9.3%	1
DG8: 0.25-0.30%	2,511	2,563	784	0.3%	14.9%	244	9.7%	1
DG9: 0.30-0.40%	11,691	13,748	2,252	0.4%	10.5%	804	6.9%	4
DG10: 0.40-0.50%	25,991	23,521	2,840	0.4%	10.9%	2,148	8.3%	13
DG11: 0.50-0.60%	18,405	18,788	2,406	0.6%	11.2%	1,819	9.9%	11
DG12: 0.60-1.20%	56,843	55,562	5,240	0.8%	12.2%	8,420	14.8%	58
DG13: 1.20-1.55%	6,673	6,691	321	1.4%	16.2%	1,773	26.6%	15
DG14: 1.55-2.15%	4,825	4,606	286	1.9%	15.6%	1,494	31.0%	14
DG15: 2.15-3.05%	5,052	4,548	433	2.6%	18.1%	2,134	42.2%	22
DG16: 3.05-4.45%	2,065	2,275	126	3.8%	16.8%	1,059	51.3%	13
DG17: 4.45-6.35%	2,048	2,040	133	5.2%	16.2%	1,179	57.6%	17
DG18: 6.35-8.65%	941	867	35	7.6%	15.1%	614	65.2%	11
DG19: 8.65-11.35%	283	299	5	9.9%	13.5%	197	69.6%	4
DG20: 11.35-18.65%	504	569	2	14.5%	18.3%	541	107.3%	14
DG21: 18.65-100%	1,545	1,795	25	44.1%	18.7%	1,623	105.0%	135
In default	3,816	4,060	66	100.0%	20.6%	4,527	118.6%	556

Total	172,500	172,446	18,013	3.4%	13.9%	30,895	17.9%	896

As at 31 December 2013
(CRD III basis)

DG1: 0.00-0.02%	–	–	–	0.0%	0.0%	–	0.0%	–
DG2: 0.02-0.03%	–	–	–	0.0%	0.0%	–	0.0%	–
DG3: 0.03-0.05%	7,563	7,656	78	0.0%	19.3%	198	2.6%	1
DG4: 0.05-0.10%	7,485	7,648	339	0.1%	22.0%	457	6.1%	2
DG5: 0.10-0.15%	10,218	9,813	382	0.1%	22.6%	1,059	10.4%	4
DG6: 0.15-0.20%	5,923	4,640	345	0.2%	21.9%	702	11.9%	3
DG7: 0.20-0.25%	2,638	4,050	515	0.2%	14.0%	255	9.7%	1
DG8: 0.25-0.30%	2,882	2,808	714	0.3%	14.0%	291	10.1%	1
DG9: 0.30-0.40%	18,911	18,539	2,426	0.4%	9.4%	1,232	6.5%	7
DG10: 0.40-0.50%	17,670	17,725	1,014	0.5%	12.2%	1,698	9.6%	10
DG11: 0.50-0.60%	18,083	17,791	1,565	0.5%	10.4%	1,706	9.4%	10
DG12: 0.60-1.20%	53,412	52,692	3,307	0.8%	12.4%	7,747	14.5%	53
DG13: 1.20-1.55%	6,185	6,727	215	1.4%	15.3%	1,599	25.9%	13
DG14: 1.55-2.15%	4,390	4,675	176	1.8%	14.6%	1,284	29.2%	11
DG15: 2.15-3.05%	4,300	4,209	102	2.5%	17.9%	1,863	43.3%	19
DG16: 3.05-4.45%	2,141	2,374	68	3.5%	15.7%	1,315	61.4%	19
DG17: 4.45-6.35%	2,415	2,556	92	5.1%	18.4%	1,585	65.7%	23
DG18: 6.35-8.65%	768	985	10	7.5%	16.3%	560	72.9%	10
DG19: 8.65-11.35%	320	524	5	9.9%	14.0%	246	76.6%	5
DG20: 11.35-18.65%	643	744	1	14.7%	18.9%	729	113.4%	19
DG21: 18.65-100%	1,967	2,067	15	44.7%	19.5%	2,165	110.1%	179
In default	4,443	3,611	72	100.0%	19.5%	4,712	106.1%	644

Total	172,357	171,834	11,441	3.9%	14.3%	31,403	18.2%	1,034

The average risk weight associated with retail mortgages remained broadly stable at 17.9% (2013: 18.2%). Some migration of exposures towards higher default grades occurred mainly due to new CRD IV definitions of default.

58 | Barclays PLC Pillar 3 Report 2014	barclays.com/annualreport

Risk and capital position review

Analysis of credit risk

Table 34: IRB retail obligor grade disclosure for revolving retail

Obligor grade disclosure for Advanced IRB

As at 31 December 2014	Exposure value £m	Average exposure value £m	Undrawn Commitments £m	Average Probability of Default (PD) %	Exposure weighted average LGD %	Risk weighted exposure amount £m	Exposure weighted average risk weight %	Expected Loss £m

DG1: 0.00-0.02%	–	–	–	–	–	–	–	–
DG2: 0.02-0.03%	–	–	–	–	–	–	–	–
DG3: 0.03-0.05%	6,316	6,092	8,077	0.0%	79.4%	129	2.0%	2
DG4: 0.05-0.10%	3,779	3,667	7,611	0.1%	78.5%	147	3.9%	2
DG5: 0.10-0.15%	2,932	2,864	5,862	0.1%	77.6%	175	6.0%	3
DG6: 0.15-0.20%	1,970	1,911	4,110	0.2%	77.4%	153	7.8%	3
DG7: 0.20-0.25%	1,340	1,307	2,750	0.2%	77.9%	131	9.8%	2
DG8: 0.25-0.30%	1,183	1,156	2,429	0.3%	77.5%	135	11.4%	3
DG9: 0.30-0.40%	1,834	1,823	3,410	0.3%	77.5%	253	13.8%	5
DG10: 0.40-0.50%	1,349	1,333	2,301	0.4%	77.3%	228	16.9%	5
DG11: 0.50-0.60%	1,171	1,147	1,857	0.5%	77.1%	232	19.8%	5
DG12: 0.60-1.20%	4,904	4,857	6,112	0.9%	77.4%	1,407	28.7%	36
DG13: 1.20-1.55%	1,874	1,845	1,688	1.4%	78.0%	767	40.9%	22
DG14: 1.55-2.15%	2,222	2,192	1,708	1.8%	77.6%	1,121	50.5%	34
DG15: 2.15-3.05%	2,288	2,211	1,420	2.5%	76.9%	1,450	63.4%	48
DG16: 3.05-4.45%	3,026	3,180	1,507	3.8%	75.6%	2,464	81.4%	89
DG17: 4.45-6.35%	2,100	1,906	838	5.2%	75.5%	2,124	101.1%	85
DG18: 6.35-8.65%	1,306	962	279	7.4%	74.9%	1,624	124.3%	74
DG19: 8.65-11.35%	701	526	112	9.9%	74.7%	1,032	147.2%	53
DG20: 11.35-18.65%	869	649	111	14.2%	74.4%	1,542	177.4%	94
DG21: 18.65-100%	714	542	60	36.0%	75.4%	1,561	218.6%	205
In default	2,075	1,602	689	100.0%	74.5%	3,001	144.6%	1,349

Total	43,953	41,771	52,931	6.9%	77.3%	19,676	44.8%	2,119

As at 31 December 2013
(CRD III basis)

DG1: 0.00-0.02%	–	–	–	0.0%	0.0%	–	0.0%	–
DG2: 0.02-0.03%	–	–	–	0.0%	0.0%	–	0.0%	–
DG3: 0.03-0.05%	7,726	7,320	14,290	0.0%	77.4%	188	2.4%	3
DG4: 0.05-0.10%	3,533	3,372	6,888	0.1%	79.0%	193	5.5%	3
DG5: 0.10-0.15%	2,423	2,335	4,029	0.1%	80.0%	198	8.2%	3
DG6: 0.15-0.20%	1,794	1,807	2,944	0.2%	81.0%	208	11.6%	4
DG7: 0.20-0.25%	1,340	1,283	2,086	0.2%	82.6%	203	15.1%	4
DG8: 0.25-0.30%	1,037	1,061	1,547	0.3%	81.0%	180	17.3%	4
DG9: 0.30-0.40%	1,534	1,525	2,142	0.3%	80.3%	311	20.3%	7
DG10: 0.40-0.50%	1,316	1,196	1,747	0.4%	80.6%	338	25.7%	8
DG11: 0.50-0.60%	1,000	979	1,203	0.6%	80.8%	301	30.0%	7
DG12: 0.60-1.20%	3,941	4,183	3,685	0.9%	81.4%	1,658	42.1%	43
DG13: 1.20-1.55%	1,760	1,510	1,169	1.4%	81.5%	1,057	60.1%	30
DG14: 1.55-2.15%	1,761	1,657	879	1.8%	86.1%	1,396	79.3%	44
DG15: 2.15-3.05%	1,561	1,501	573	2.5%	87.2%	1,636	104.8%	57
DG16: 3.05-4.45%	2,041	1,834	970	3.9%	83.1%	2,410	118.1%	91
DG17: 4.45-6.35%	838	1,083	181	5.3%	88.9%	1,445	172.3%	62
DG18: 6.35-8.65%	498	495	79	7.4%	89.8%	1,068	214.6%	51
DG19: 8.65-11.35%	269	277	32	9.8%	89.5%	678	252.6%	36
DG20: 11.35-18.65%	242	258	23	15.2%	88.3%	740	305.6%	50
DG21: 18.65-100%	404	390	27	40.6%	89.2%	1,461	361.9%	241
In default	1,671	1,786	367	100.0%	62.4%	1,018	60.9%	965

Total	36,689	35,852	44,861	6.1%	80.3%	16,687	45.5%	1,713

The average risk weight associated with qualifying revolving retail exposures, mainly comprising credit cards and overdrafts, remained broadly stable at 44.8% (2013: 45.5%). Exposure at default increased 19.8% to £44.0bn mainly driven by increased balance sheet size (including migration of certain UK books to the IRB approach), and the application of new methodology in the exposure model in order to meet changes in regulatory rules. Average PD increased to 6.9% (2013: 6.1%) reflecting an updated definition of default in line with CRD IV.

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Analysis of credit risk

Table 35: IRB retail obligor grade disclosure for other retail exposures

Obligor grade disclosure for Advanced IRB

As at 31 December 2014	Exposure value £m	Average exposure value £m	Undrawn Commitments £m	Average Probability of Default (PD) %	Exposure weighted average LGD %	Risk weighted exposure amount £m	Exposure weighted average risk weight %	Expected Loss £m

DG1: 0.00-0.02%	–	–	–	–	–	–	–	–
DG2: 0.02-0.03%	–	–	–	–	–	–	–	–
DG3: 0.03-0.05%	51	42	2	0.0%	66.5%	4	7.8%	–
DG4: 0.05-0.10%	46	47	–	0.1%	38.3%	4	8.7%	–
DG5: 0.10-0.15%	84	86	–	0.1%	54.0%	13	15.5%	–
DG6: 0.15-0.20%	15	26	–	0.2%	80.6%	5	33.3%	–
DG7: 0.20-0.25%	13	28	–	0.2%	88.1%	5	38.5%	–
DG8: 0.25-0.30%	34	51	–	0.3%	79.9%	14	41.2%	–
DG9: 0.30-0.40%	105	139	–	0.3%	82.1%	52	49.5%	–
DG10: 0.40-0.50%	270	297	–	0.5%	54.6%	107	39.6%	1
DG11: 0.50-0.60%	195	218	–	0.5%	75.4%	119	61.0%	1
DG12: 0.60-1.20%	1,348	1,379	43	0.9%	77.7%	1,103	81.8%	11
DG13: 1.20-1.55%	730	688	1	1.4%	77.4%	697	95.5%	9
DG14: 1.55-2.15%	1,299	1,172	–	1.9%	70.6%	1,238	95.3%	19
DG15: 2.15-3.05%	1,596	1,595	–	2.5%	65.1%	1,496	93.7%	28
DG16: 3.05-4.45%	1,111	991	4	3.7%	71.0%	1,329	119.6%	38
DG17: 4.45-6.35%	542	494	–	5.3%	73.1%	629	116.1%	22
DG18: 6.35-8.65%	349	290	–	7.7%	61.3%	358	102.6%	17
DG19: 8.65-11.35%	119	95	–	9.7%	67.4%	143	120.2%	8
DG20: 11.35-18.65%	305	249	–	15.3%	59.4%	382	125.2%	28
DG21: 18.65-100%	218	155	–	40.5%	67.2%	349	160.1%	66
In default	623	544	–	100.0%	76.0%	567	91.0%	437

Total	9,053	8,585	50	10.5%	70.4%	8,614	95.2%	685

As at 31 December 2013
(CRD III basis)

DG1: 0.00-0.02%	–	–	–	0.0%	0.0%	–	0.0%	–
DG2: 0.02-0.03%	–	–	–	0.0%	0.0%	–	0.0%	–
DG3: 0.03-0.05%	41	45	2	0.0%	62.2%	3	7.2%	–
DG4: 0.05-0.10%	36	37	–	0.1%	47.9%	4	11.3%	–
DG5: 0.10-0.15%	118	116	–	0.1%	54.8%	19	16.1%	–
DG6: 0.15-0.20%	36	31	–	0.2%	84.8%	12	33.3%	–
DG7: 0.20-0.25%	40	33	1	0.2%	87.8%	16	40.8%	–
DG8: 0.25-0.30%	65	60	–	0.3%	81.2%	28	43.1%	–
DG9: 0.30-0.40%	168	163	1	0.3%	82.5%	84	50.3%	–
DG10: 0.40-0.50%	323	333	–	0.5%	60.1%	140	43.4%	1
DG11: 0.50-0.60%	250	258	–	0.5%	74.0%	148	59.2%	1
DG12: 0.60-1.20%	1,306	1,424	17	0.9%	78.3%	1,053	80.7%	9
DG13: 1.20-1.55%	692	691	1	1.4%	72.3%	606	87.6%	7
DG14: 1.55-2.15%	1,053	1,112	–	1.8%	68.5%	961	91.1%	13
DG15: 2.15-3.05%	1,539	1,579	1	2.5%	59.0%	1,304	84.7%	23
DG16: 3.05-4.45%	943	894	4	3.6%	70.4%	1,149	121.8%	26
DG17: 4.45-6.35%	478	492	–	5.3%	70.8%	534	111.6%	18
DG18: 6.35-8.65%	308	335	27	7.6%	66.2%	337	109.4%	15
DG19: 8.65-11.35%	148	157	–	9.6%	68.7%	178	121.0%	10
DG20: 11.35-18.65%	349	383	–	15.2%	61.3%	447	128.2%	32
DG21: 18.65-100%	224	251	–	43.2%	77.5%	405	180.8%	79
In default	920	990	–	100.0%	80.3%	709	77.0%	699

Total	9,037	9,384	54	13.8%	70.0%	8,137	90.0%	933

The risk weight associated with other retail exposures, primarily comprised of unsecured personal loans, increased from 90.0% to 95.2%, driven by increased small business loans mainly reflected in DG 13 to 17.

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Analysis of credit risk

IFRS Impairment

The following tables are presented using the IFRS consolidation rather than the regulatory consolidation basis. See pages 116-117 for background on impairment, and page 9 explaining the scope of regulatory consolidation.

This table shows total loans and advances to customers and banks, past due balances and impaired loan balances, split by exposure type.

Table 36: Analysis of impaired and past due exposures and allowance for impairment by exposure type

	Neither Past due nor Impaired £m	Past Due but not Impaired £m	Impaired Loans		Total £m	Allowance for Impairment £m

			Individually £m	Collectively £m

As at 31 December 2014
Traded loans	2,693	–	–	–	2,693	–
Financial assets designated at fair value	19,522	676	–	–	20,198	–
Loans and advances to banks	41,241	870	–	–	42,111	–
Home Loans	158,313	434	455	8,434	167,636	546
Credit card receivables	34,236	27	306	2,929	37,498	1,918
Other personal lending	26,416	411	456	1,851	29,134	1,372
Wholesale and Corporate loans and advances	181,829	8,415	2,679	511	193,434	1,564
Finance lease receivables	5,270	2	38	210	5,520	55

Total	469,520	10,835	3,934	13,935	498,224	5,455

As at 31 December 2013
Traded loans	1,647	–	–	–	1,647	–
Financial assets designated at fair value	18,348	347	–	–	18,695	–
Loans and advances to banks	38,483	931	18	–	39,432	10
Home Loans	168,505	187	510	11,100	180,302	788
Credit card receivables	29,539	2	239	3,342	33,122	1,529
Other personal lending	30,596	305	1,194	2,930	35,025	2,065
Wholesale and Corporate loans and advances	177,104	4,649	3,874	1,581	187,208	2,857
Finance lease receivables	5,444	14	115	255	5,828	9

Total	469,666	6,435	5,950	19,208	501,259	7,258

¡	Past due but not impaired increased by £4.4bn to £10.8bn primarily due to an increase in past due wholesale and corporate loans within the Investment Bank

¡	Individually impaired loans decreased £2.0bn to £3.9bn primarily due to the transfer of impaired loans in the Spanish business to ‘held for sale’

¡	Collectively impaired loans decreased £5.3bn to £13.9bn primarily due to a decrease in impairment against UK home loans and the transfer of impaired loans in the Spanish business to ‘held for sale’.

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Table 37: Geographic analysis of impaired and past due exposures and allowance for impairment

This table shows past due and impaired loans and advances to customers and banks, split by geographic location of the counterparty.

	Past Due but not Impaired £m	Impaired Loans		Allowance for Impairment £m

		Individually £m	Collectively £m

As at 31 December 2014
UK	4,750	1,534	9,806	2,653
Europe	1,503	1,341	1,183	1,219
Americas	3,863	312	481	499
Africa and Middle East	444	676	2,459	1,001
Asia	275	71	6	83

Total	10,835	3,934	13,935	5,455

As at 31 December 2013
UK	2,030	1,554	12,130	2,980
Europe	1,213	2,989	3,466	2,486
Americas	2,634	227	353	654
Africa and Middle East	280	1,087	3,257	1,079
Asia	278	93	2	59

Total	6,435	5,950	19,208	7,258

Collectively impaired loans

¡	UK decreased by £2.3bn to £9.8bn, primarily driven by a decrease in collective impairment against UK home loans business

¡	Europe decreased by £2.3bn to £1.2bn, primarily as a result of the transfer to held for sale of impaired loans in the Spanish businesses

¡	Africa and Middle East decreased by £0.8bn to £2.5bn, mainly in home loans

Individually impaired loans

¡	Europe decreased by £1.7bn to £1.3bn, primarily as a result of the transfer to held for sale of impaired loans in the Spanish businesses

Past Due but not Impaired

¡	Increase is mainly within the UK and Americas for wholesale and corporate lending within the Investment Bank

For details surrounding the movements in the impairment allowance please see below.

Table 38: Analysis of movement on impairment and amounts taken directly to profit and loss

This table shows the movement in the impairment allowance between 2013 and 2014 year-end. Please refer to pages 116 and 117 of this document and Note 7 of the 2014 Annual Report for further information on impairment.

Impairment movement

	Allowance for Impairment

	Year Ended 31 December 2014 £m	Year Ended 31 December 2013 £m

Starting period	7,258	7,799
Acquisitions and disposals	13	(5)
Exchange and other adjustments	(1,047)	(260)
Unwind of discount	(153)	(179)
Amounts written off	(3,037)	(3,343)
Recoveries	221	201
Amounts charged against profit (see below)	2,200	3,045

Ending period	5,455	7,258

Amounts charged against profit

	P&L Impact

	£m	£m

New and increased impairment allowances	3,230	3,929
Releases	(809)	(683)
Recoveries	(221)	(201)

Total Impairment on loans and advances	2,200	3,045

Loan impairment decreased by £1.8bn to £5.5bn, driven by the reclassicification of BNC loans to held for sale.

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Analysis of credit risk

Regulatory adjustments to statutory Impairment

The IFRS impairment allowance is adjusted to reflect a regulatory view, which is used to calculate the provision misalignment adjustment to regulatory capital. The primary differences are detailed below:

¡	Scope of consolidation – adjustments driven by differences between the IFRS and regulatory consolidation, as highlighted on page 10. These include, but are not exclusive to, impairments relating to securitisation vehicles and associates

¡	Other value adjustments – adjustments over and above specific or general provisions, to correct asymmetry within the provision misalignment adjustment to regulatory capital or certain credit risk calculations. Examples include adjustments for fair value loans

¡	Securitisation positions – expected loss is not calculated for securitisation positions. As such, impairments associated with these positions are removed from the regulatory view

Table 39: Regulatory adjustments to statutory Impairment

As at 31 December 2014	£m

IFRS allowance for impairment	5,455

Regulatory adjustments
Scope of consolidation	333
AFS impairments	79
Other regulatory adjustments	895

Regulatory impairment allowance	6,762

The tables within this section are based on the regulatory consolidation.

Table 40: Analysis of regulatory impairment allowance by regulatory exposure class

Regulatory impairment allowance

	Impairment As at 31 December 2014 £m	Impairment As at 31 December 2013 (CRD III basis) £m

Standardised approach
Central governments or central banks	–	–
Regional governments or local authorities	–	–
Public sector entities	1	–
Multilateral development banks	–	–
International organisations	–	–
Institutions	1	9
Corporates	350	657
Retail	357	492
Secured by mortgages	–	114
Exposures in default	2,524	2,900
Items associated with high risk	155	150
Covered bonds	–	–
Securitisation positions	–	–
Collective investment undertakings	–	–
Equity positions	–	–
Other items	–	36

Total Standardised approach credit exposure	3,388	4,358

Foundation IRB approach
Central governments or central banks	–	–
Institutions	–	–
Corporates	139	175

Total Foundation IRB approach credit exposure	139	175

Advanced IRB approach
Central governments or central banks	–	–
Institutions	3	10
Corporates	326	1,032
Retail	–	–
– Small and medium enterprises (SME)	198	13
– Secured by real estate collateral	637	705
– Qualifying revolving retail	1,506	989
– Other retail	565	1,001
Equity	–	2
Securitisation positions	–	–
Non-credit obligation assets	–	–

Total Advanced IRB approach credit exposure	3,235	3,752

Total credit exposures	6,762	8,285

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Analysis of credit risk

Impairment allowance under the Standardised approach decreased by £1.0bn to £3.4bn. This was driven by:

¡	Corporate exposures decreased by £0.3bn to £0.4bn, driven by impairment releases within PCB, primarily within the Spanish corporate portfolio

¡	Exposures in default decreased by £0.4bn to £2.5bn, primarily due to run off in BNC portfolios

Impairment allowance under Advanced IRB decreased by £0.5bn to £3.2bn. This was driven by:

¡	Corporate exposures decreased by £0.7bn to £0.3bn, primarily driven by disposals within the Investment Bank and PCB

¡	Retail exposures increased by £0.2bn to £2.9bn, primarily driven by new model implementation from Standardised to Advanced approach within Barclaycard.

Table 41: Impairment charges, other value adjustments and individual impairment charges for IRB exposures

This table represents a regulatory view of impairment charged directly against profits during the period, for portfolios that are subject to IRB calculations and individually assessed. The impact of other value adjustments are provided on the same basis. These charges are included within the net trading income and net investment income within the financial statements.

The total impairment charged against profits will not reconcile directly to table 38 owing to differences in regulatory scope, as highlighted in table 1. Furthermore, table 41 does not analyse portfolios subject to standardised calculations or IRB portfolios that are assessed collectively.

IRB Exposure Class

	As at 31 December 2014 £m	As at 31 December 2013 (CRD III basis) £m

Central governments or central banks	–	–
Institutions	–	–
Corporates	89	224
Retail	–	–
– Retail SME	4	5
– Retail exposures secured by real estate collateral	43	55
– Qualifying revolving retail	–	–
– Other retail	–	–
Equity	–	–
Securitisation positions	–	–
Non-credit obligation assets	–	–

Total	136	284

Individual impairment charges for portfolios subject to IRB calculations decreased by £0.2bn, primarily due to a decrease in impairment charges for corporate exposures. This was driven by reduced charges within PCB.

Loss analysis – regulatory expected loss versus actual losses

The following table compares Barclays expected loss (EL) measure against the regulatory view of actual loss for those portfolios where credit risk is calculated using the IRB approach.

As expected loss best estimate (ELBE) represents a charge for assets already in default, it has been separately disclosed from total EL. This facilitates comparison of actual loss during the period to the expectation of future loss or EL, as derived by our IRB models in the prior period.

The following should be considered when comparing EL and actual loss metrics:

¡	The purpose of EL is not to represent a prediction of future impairment charges

¡	Whilst the impairment charge and the EL measure respond to similar drivers, they are not directly comparable

¡	The EL does not reflect growth of portfolios or changes in the mix of exposures. In forecasting and calculating impairment, balances and trends in the cash flow behaviour of customer accounts are considered

It should be noted that Barclays’ EL models and regulatory estimations present a conservative view compared to actual loss.

Regulatory Expected Loss

EL is an input to the capital adequacy process which can be seen as an expectation of average future loss derived from IRB models over a one year period as follows:

¡	Non-defaulted assets: EL is calculated using probability of default and downturn loss given default estimates

¡	Defaulted assets: EL is based upon an estimate of likely recovery levels for each asset and is generally referred to as ELBE

Actual Loss

Actual loss represents a regulatory view of the amount charged against profit.

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Analysis of credit risk

Table 42: Analysis of expected loss versus actual losses for IRB exposures

IRB Exposure Class

	EL £m	ELBE £m	Total expected loss at 31 December 2013 (CRD III basis) £m	Total actual loss at 31 December 2014 £m

Central governments or central banks	7	–	7	–
Institutions	6	4	10	2
Corporates	685	648	1,333	130
Retail
– SME	133	140	273	6
– Secured by real estate collateral	388	644	1,032	205
– Qualifying revolving retail	747	965	1,712	728
– Other retail	236	699	935	194
Equity	2	–	2	–
Securitisation positions	n/a	n/a	n/a	n/a
Non-credit obligation assets	n/a	n/a	n/a	n/a

Total IRB	2,204	3,100	5,304	1,265

	EL £m	ELBE £m	Total expected loss at 31 December 2012 (CRD III basis) £m	Total actual loss at 31 December 2013 (CRD III basis) £m

Central governments or central banks	8	–	8	–
Institutions	6	34	40	–
Corporates	689	1,176	1,865	242
Retail
– SME	144	132	276	114
– Secured by real estate collateral	451	718	1,169	266
– Qualifying revolving retail	672	1,068	1,740	712
– Other retail	264	775	1,039	166
Equity	1	–	1	–
Securitisation positions	n/a	n/a	n/a	n/a
Non-credit obligation assets	n/a	n/a	n/a	n/a

Total IRB	2,235	3,903	6,138	1,500

Actual loss decreased by £0.2bn due to:

¡  Reductions in Corporate exposures driven by PCB and the Investment bank

¡  Reductions in Retail exposures primarily within the UK for SME exposures

Expected loss decreased across all classifications throughout 2013 including reduction in corporate exposures driven by the sale of claims relating to Lehman Brothers Special Financing Inc.

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Analysis of credit risk

Non-traded equity investments

The adopted regulatory definition of equity is consistent with the IFRS definition used within the Annual Report. For non trading book equity positions, the group calculates credit risk RWAs using both standardised and advanced calculations. However, the Advanced IRB approach is only available where regulatory approval has been given. Note that Barclays no longer holds RWAs for non trading book positions using the simple approach. The associated total as at 31 December 2013 was £307m.

Table 43: Fair value of, and gains and losses on equity investments

This table shows the fair value of non trading book equity positions subject to credit risk calculations, plus associated gains and losses. Equity positions deducted from capital are excluded from this population.

The holding of non trading book equity positions is primarily related to the holding investments by the Private Equity business.

Non trading book equity positions

Fair Value	As at 31 December 2014 Total £m	As at 31 December 2013 (CRD III basis) Total £m

Exchange Traded	152	564
Private Equity	1,136	902
Other	36	14

Total	1,324	1,480

Realised gains /(losses) from sale and liquidations of equity investments	36	78

Unrealised gains	119	153

Unrealised gains included in PRA transitional CET1 Capital	–	153

Non trading book fair value equity balances remained broadly flat at £1.3bn.

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Analysis of counterparty credit risk

This section details Barclays’ counterparty credit risk profile, focusing on regulatory measures such as exposure at default and risk weighted assets. The risk profile is analysed by business segment, financial contract type, approach and notional value.

¡ Risk weighted assets decreased 18.3% to £49.1bn, driven by risk reductions in the Investment Bank and BNC
¡ Exposure at default decreased 17.0% to £123.7bn driven by: risk reductions in the Investment Bank and BNC
¡ Counterparty credit risk RWAs are primarily generated by the following IFRS account classifications: Derivative financial instruments; reverse repurchase agreements; and other similar secured lending
Risk weighted assets for counterparty credit risk reduced in the year
-£11.0bn total RWA
Driven by:
-£16.0bn
From risk reductions in the Investment Bank and Non-Core. offset by
+£3.5bn
Due to early implementation of a revised credit risk model for assessing the probability of counterparty default.

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Analysis of counterparty credit risk

Counterparty Credit Risk

Counterparty credit risk (CCR) is the risk related to a counterparty defaulting before the final settlement of a transaction’s cash flows. Barclays calculate CCR using three methods; internal model method (IMM), financial collateral comprehensive method (FCCM) and mark to market method (MTM).

Table 44: Counterparty credit exposures analysed by financial contract type

This table shows the Group’s counterparty credit risk exposure at default post-CRM analysed by the type of financial contract. The nature of the calculation of credit exposure under the Internal Model Method (IMM) precludes the identification of individual product exposures. As such, the split per financial contract type for IMM is not shown in the table below.

Financial Contract Type

As at 31 December 2014	EAD Post CRM under Internal Model Method £m	EAD Post CRM under Other Approaches £m	EAD Post CRM under Mark to Market Approach £m

Interest Rate Contracts	–	–	2,700
Foreign Currency Contracts	–	–	760
Equities Contracts	–	–	4,256
Precious Metal other than Gold Contracts	–	–	92
Commodities other than Precious Metal Contracts	–	–	2,118
Securities financing transactions	–	13,088	–
Credit Derivatives	–	–	1,607
Other	–	1,095	1

Total	96,254	14,183	11,534

As at 31 December 2013 (CRD III basis)
Interest Rate Contracts	–	–	409
Foreign Currency Contracts	–	–	363
Equities Contracts	–	–	468
Precious Metal other than Gold Contracts	–	–	–
Commodities other than Precious Metal Contracts	–	–	625
Securities financing transactions	–	4,283	–
Credit Derivatives	–	–	326
Other	–	3,296	821

Total	68,040	7,579	3,012

Exposures under the IMM increased by £28.2bn to £96.3bn, primarily driven by:

¡	Inclusion of exchange based trades following the implementation of CRD IV requirements

¡	Movement of securities financing transactions (SFT) to banking book treatment which reduced netting and increased the net exposure

¡	Change in approach from reporting unstressed EAD under CRDIII to stressed EAD under CRD IV

Offset by

¡	Migration of exposures from IMM to MTM and FCCM approach

The exposure under other approaches increased £6.6bn to £14.2bn, primarily driven by the migration of securities financing transactions exposures from the IMM to FCCM.

Exposures under the MTM method increased by £8.5bn to £11.5bn. This is primarily due to the migration of exposures from the IMM to the MTM approach, and to the inclusion of transactions effected on exchanges following the implementation of CRD IV requirements.

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Analysis of counterparty credit risk

Table 45: Counterparty credit exposure by approach

This table shows counterparty credit risk trading book exposures for derivative exposures. The population does not include CCR relating to securities financing or other categories.

Exposures reported under mark to market (MTM) method refer to credit exposures arising from derivatives that are not measured using a modelled approach. Such exposures are subject to appropriate netting and collateral offsets and require adjustment for market driven movements that may lead to increased replacement cost at the time of default (potential future credit exposure).

Internal model method (IMM) is the most risk sensitive approach available for the calculation of CCR exposures. Please note that as the IMM method considers the interactions of different factors such as collateral and market movements within a statistical simulation across a range of asset classes, the output cannot be split across the categories shown in the columns below.

Outstanding amount of exposure held

At 31 December 2014	Gross Positive Fair Value of Contracts £m	Potential Future Credit Exposure £m	Netting Benefits £m	Net Current Credit Exposure £m	Collateral Held £m	Net Derivatives Credit Exposure £m

Mark to Market Method	12,626	14,686	(15,292)	12,020	486	11,534
Internal Model Method	–	–	–	–	–	60,545

At 31 December 2013 (CRD III basis)
Mark to Market Method	3,858	3,088	(3,629)	3,317	305	3,012
Internal Model Method	–	–	–	–	–	45,344

The IMM derivative credit exposure increased by £15.2bn to £60.5bn primarily driven by the inclusion of transactions settled on exchanges following the implementation of CRD IV requirements, partly offset by:

MTM method net derivative credit exposure increased by £8.5bn to £11.5bn principally driven by the migration of exposures from the IMM to the MTM approach, and the inclusion of transactions settled on exchanges following the implementation of CRD IV requirements.

Credit derivative notionals

The following table shows the notional of the credit derivative transactions outstanding as at 31 December 2014.

Table 46: Notional exposure associated with credit derivative contracts

This table splits the notional values of credit derivatives, credit default swaps (CDS) and total return swaps (TRS), by two categories: own credit portfolio and intermediation activities.

Own credit portfolio consist of trades used for hedging and credit management. Intermediation activities cover all other credit derivatives and includes trades cleared by other subsidiaries on behalf of BB Plc.

Note, credit derivatives booked arising from clearing activities performed on behalf of external counterparties (for example within Barclays subsidiaries) are not reported in this table as the Group does not have any long / short exposures to the underlying reference obligations.

Outstanding Amount of Exposure held:

	Own Credit Portfolio	Intermediation Activities

Credit derivative product type	As Protection Purchaser	As Protection Seller	As Protection Purchaser	As Protection Seller
At 31 December 2014	£m	£m	£m	£m

Credit Default Swaps	3,077	1,554	545,510	523,456
Total Return Swaps	–	–	19,633	–

Total	3,077	1,554	565,143	523,456

Credit Derivative Product Type
As at 31 December 2013 (CRD III basis)
Credit Default Swaps	6,132	2,575	774,248	764,599
Total Return Swaps	–	–	14,172	–

Total	6,132	2,575	788,420	764,599

Own credit portfolio, which mainly comprises derivatives used to manage the banking book, reduced by £4.1bn to £4.6bn, reflecting a £3.0bn reduction to £3.1bn as protection purchaser of both credit default swaps and total return swaps and a £1.0bn reduction to £1.6bn as protection seller, principally driven by improving market conditions leading to closure of certain trades.

Intermediation activities, which mainly comprises derivatives used to manage the trading book, reduced by £464.4bn to £1,089bn, reflecting a decrease by £223.3bn to £565.1bn in relation to credit default swap protection purchased and a £241.1bn decrease to £523.5bn in relation to credit default swap protection sold, driven principally by the closing out of positions and the unwinding of bilateral trades.

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Analysis of counterparty credit risk

Table 47: Notional value of credit derivative contracts held for hedging purposes

Risk Methodology

	As at 31 December 2014 £bn	As at 31 December 2013 (CRD III basis) £bn

Notional value of credit derivative hedges for Mark to Market Method	771	225
Notional value of credit derivative hedges under the Internal Model Method	1,271	1,732

Total	2,042	1,957

The notional value of credit derivative hedges has increased by £85bn to £2,042bn driven by the increases in new credit derivative hedges under the MTM method, partly offset by decreases in IMM due to lower hedges and maturity.

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Analysis of market risk

This section contains key disclosures describing the Group’s market risk profile, highlighting regulatory as well as management measures. This includes risk weighted assets by major business line, as well as Value at Risk measures.

¡ Risk weighted assets decreased 28% to £52.1bn (2014:£72.7bn), driven by reduced trading volumes, lower volatility and disposals in BNC

¡ Measures of traded market risk, such as Value at Risk, decreased in the year due to lower volatility and risk reduction in BNC businesses. Average daily trading revenue was lower as a result but showed lower variability

¡ Market risk RWAs are primarily generated by the following IFRS account classifications: Trading portfolio assets and liabilities; and derivative financial instruments and liabilities

Risk weighted assets for market risk reduced in the year

-£20.6bn Total RWAs

Driven by:

-£15.8bn

Risk reductions within the Investment Bank and BNC.

-£3.6bn

Change of scope for portfolios subject to the modelled approach

We saw lower income from reduced activity and a reduction in associated risk measures

98%

Of days generated positive trading revenue

-24%

Reduction in management Value at Risk.

-22%

Reduction in average daily revenue

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Risk and capital position review

Analysis of market risk

Market risk is the risk of a reduction to earnings or capital due to volatility of trading book positions or an inability to hedge the banking book balance sheet.

Overview of market risk

This section contains key statistics describing the market risk profile of the bank. It includes both regulatory and management measures. This includes risk weighted assets by major business line, as well as Value at Risk (VaR) measures. A distinction is made between regulatory and management measures within the section. The market risk management section on pages 136-146 provides full descriptions of these metrics.

¡	Page 73 provides a view of market risk in the context of the Group’s balance sheet;

¡	Pages 139 to 144 cover the management of traded market risk. Management measures are shown from page 139 and regulatory equivalent measures are shown from page 141; and

¡	Non-traded market risk, arising from our banking books, is reviewed from page 78.

Measures of market risk in the Group and accounting measures

The relationship between the Group’s market risk measures and balance sheet is presented on page 73. Traded market risk measures such as VaR and balance sheet exposure measures have fundamental differences:

¡	Balance sheet measures show accruals-based balances, or marked to market values as at the reporting date;

¡	VaR measures also take account of current marked to market values, but in addition hedging effects between positions are considered; and

¡	In addition, the measures are expressed in terms of changes in value or volatilities as opposed to static values.

For these reasons, it is not possible to present direct reconciliations of traded market risk and accounting measures. To help the reader understand the linkages between market risk measures at a high level, comparisons of exposures and balance sheet measures are provided:

¡	‘Balance sheet view of trading and banking books’, on page 73, highlights the main categories of assets that are subject to market risk; and

¡	‘Principal asset and liability balances subject to market risk in the Investment Bank, BNC and Head Office’, on page 76, provides another view; balance sheet values are shown for market risk-taking business lines.

Summary of performance in the period

The Group has seen a decrease in market risk from lower volatility in certain financial markets, reflecting notably equities, credit and interest rates, in addition to risk reduction in BNC businesses.

¡	Measures of traded market risk, such as Value at Risk, decreased in the year due to lower volatility and risk reduction in BNC businesses;

¡	This translated into lower volatility in daily trading revenue as reflected in the trading revenue histogram on page 75, although with lower average daily revenue from 2013 levels;

¡	Market risk RWAs fell from 2013 levels as a result of lower volatility and reduction of BNC assets;

¡	Annual Earnings at Risk (AEaR) to interest rate shocks, a key measure of interest rate risk in the banking book (IRRBB), increased in 2014, due to increased current account balances and an improvement in the completeness of the model; and

¡	Other market risks, such as pension risk and insurance, are disclosed from page 137 onwards.

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Analysis of market risk

Balance sheet view of trading and banking books

As defined by the regulatory rules, a trading book consists of positions held for trading intent or to hedge elements of the trading book. Trading intent must be evidenced in the basis of the strategies, policies and procedures set up by the firm to manage the position or portfolio. The below table provides a Group-wide overview of where assets and liabilities on the Group’s regulatory balance sheet are managed within regulatory traded and non-traded books.

The balance sheet split by trading book and banking book is shown on an IFRS scope of consolidation. The reconciliation between the accounting and regulatory scope of consolidation is shown in table 1. The reconciling items are all part of the banking book.

Table 48: Balance sheet split by trading and banking books

As at 31 December 2014	Banking book[a] £m	Trading book £m	Total £m

Cash and balances at central banks	39,695	–	39,695
Items in course of collection from other banks	1,210	–	1,210
Trading portfolio assets	2,045	112,672	114,717
Financial assets designated at fair value	27,615	10,685	38,300
Derivative financial instruments	441	439,468	439,909
Available for sale financial investments	86,066	–	86,066
Loans and advances to banks	40,420	1,691	42,111
Loans and advances to customers	397,919	29,848	427,767
Reverse repurchase agreements and other similar secured lending	131,161	592	131,753
Prepayments, accrued income and other assets	3,607	–	3,607
Investments in associates and joint ventures	711	–	711
Property, plant and equipment	3,786	–	3,786
Goodwill and intangible assets	8,180	–	8,180
Current tax assets	334	–	334
Deferred tax assets	4,130	–	4,130
Retirement benefit assets	56	–	56
Non current assets classified as held for disposal	15,574	–	15,574

Total assets	762,950	594,956	1,357,906

Deposits from banks	57,451	939	58,390
Items in course of collection due to other banks	1,177	–	1,177
Customer accounts	418,522	9,182	427,704
Repurchase agreements and other similar secured borrowing	121,311	3,168	124,479
Trading portfolio liabilities	46	45,078	45,124
Financial liabilities designated at fair value	16,427	40,545	56,972
Derivative financial instruments	1,888	437,432	439,320
Debt securities in issue	86,099	–	86,099
Subordinated liabilities	21,153	–	21,153
Accruals, deferred income and other liabilities	11,423	–	11,423
Provisions	4,135	–	4,135
Current tax liabilities	1,021	–	1,021
Deferred tax liabilities	262	–	262
Retirement benefit liabilities	1,574	–	1,574
Liabilities included in disposal groups classified as held for sale	13,115	–	13,115

Total liabilities	755,604	536,344	1,291,948

Included within the trading book are assets and liabilities which are included in the market risk regulatory measures. For more information on these measures (VaR, SVaR, IRC and APR) see the risk management section on page 136.

Note

a	The primary risk factors for banking book assets and liabilities are interest rates and to a lesser extent, foreign exchange rates. Credit spreads and equity prices will also be a factor where the Group holds debt and equity securities respectively, either as financial assets designated at fair value (see Note 14 of the Annual Report) or as available for sale (see Note 16 of the Annual Report).

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Risk and capital position review

Analysis of market risk

Traded market risk review

Review of management measures

The following disclosures provide details on management measures of market risk. See pages 139 to 144 for more detail on management measures and the differences when compared to regulatory measures.

The table below shows the total Group management VaR by asset class (see page 139 for definitions), as well as the impact of diversification. The majority of VaR arises out of the Investment Bank. Additional limited trading activity is undertaken in Africa Banking on behalf of clients. VaR also arises in Treasury in relation to certain products (mainly for hedging and liquidity purposes). Finally, certain legacy positions in BNC attract VaR.

Limits are applied against each asset class VaR as well as total management VaR, which are then cascaded further by risk managers to each business.

The management VaR numbers in the table below include add-ons, to better represent the market risk where the VaR model may not fully represent some risk factors. See page 144 for a description of risks not in VaR (RNIVs).

Table 49: The daily average, maximum and minimum values of management VaR

	2014			2013
For the year ended 31 December	Average	High[a]	Low[a]	Average	High[a]	Low[a]
Management VaR (95%)	£m	£m	£m	£m	£m	£m
Credit risk	11	15	9	18	25	12
Interest rate risk	11	17	6	13	24	6
Equity risk	10	16	6	11	21	5
Basis risk	4	8	2	11	17	7
Spread risk	4	8	3	11	21	5
Foreign exchange risk	4	23	1	4	7	2
Commodity risk	2	8	1	5	8	2
Inflation risk	2	4	2	3	8	2
Diversification effect[a]	(26)	n/a	n/a	(47)	n/a	n/a
Total management VaR	22	36	17	29	39	21

Average management VaR for the Group fell by 24% to £22m, with all individual risk type components reducing, particularly credit, spread and basis risks. The three main contributors to average management VaR were credit, interest rate and equity risk.

Average credit risk VaR decreased 39% to £11m reflecting lower volatility driven by low credit spreads. Spread risk and Basis risk VaR decreased in part due to the lower interest rates environment. Average commodities VaR declined 60% to £2m primarily as a result of risk reduction in BNC businesses. Average Equity VaR was broadly stable compared to the previous year and also saw an environment of low volatility for most of the year. Average Foreign exchange VaR was broadly stable over the year, but saw a peak of £23m in late December 2014 due to an increase in positions that were held for a brief period of time. Foreign Exchange VaR fell back before the year-end when the positions were closed out. See also the Group management VaR graph on the next page.

The business remained within the management VaR limits that were reported to the Board Financial Risk Committee (BFRC) throughout 2014 for both asset class VaR and total VaR.

Note

a	Diversification effects recognise that forecast losses from different assets or businesses are unlikely to occur concurrently, hence the expected aggregate loss is lower than the sum of the expected losses from each area. Historic correlations between losses are taken into account in making these assessments. The high and low VaR figures reported for each category did not necessarily occur on the same day as the high and low VaR reported as a whole. Consequently a diversification effect balance for the high and low VaR figures would not be meaningful and is therefore omitted from the above table.

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Analysis of market risk

Group management VaR	Group daily trading revenue

The chart above shows the distribution of daily revenue in 2014 and 2013. For 2014, this includes daily trading revenue generated in the Investment Bank (except for Private Equity and Principal Investments), Treasury, Barclays Africa and BNC. The BNC business does not undertake trading activities other than strategic disposals. Please see page 241 of the Annual Report for a discussion of BNC financial performance in 2014.

Daily trading revenue includes realised and unrealised mark to market gains and losses from intraday market moves, commission and advisory fees. The VaR measure above is not designed to be reconciled to the full revenue measure from the trading business. VaR shows the volatility of a hypothetical measure that reflects unrealised mark to market changes in positions under the assumption that they are held over a one-day period. VaR informs risk managers on the risk implications of current portfolio decisions.

The average daily revenue decreased 22% to £32m; however, there were more positive trading revenue days in 2014 than in 2013, with 98% (2013: 97%) of days generating positive trading revenue. The chart shows lower variability in daily income levels, which appears consistent with the decrease in average management VaR and lower market volatility.

The daily VaR chart illustrates a declining trend in 2014. The rise in late December 2014 was associated with an increase in positions in a specific market that were held for a brief period of time. VaR fell back when the positions were closed out. See the discussion of VaR by asset class on the previous page.

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Risk and capital position review

Analysis of market risk

The table below provides an overview of the assets and liabilities of the major trading portfolios and associated standalone management VaR. While the table on page 73 shows the total balance sheet breakdown for the Group, split by trading and banking books, the below table shows the assets and liabilities for the major trading portfolios in the Investment Bank that are most sensitive to market risk. These comprise available for sale investments, debt securities in issue, derivative financial instruments, and positions with other financial institutions at fair value, repurchase agreements, and trading portfolio assets/liabilities.

The restructuring of the business into Core and BNC in 2014 changed the portfolio structure. Management VaR is presented for the fourth quarter, the first full period since the restructure.

Table 50: Principal asset and liability balances subject to market risk in the Investment Bank, BNC and Head Office.

As at 31 December 2014

	Description of	Assets	Liabilities	Average over Q42014 Management VaR	Principal balance	Principal market
Portfolio	business activity	£m	£m	£m	sheet line items	risk exposure

Client Capital Management	The function primarily manages counterparty risk exposures arising from derivative contracts.	102,610	99,821	11	Derivative financial instruments and repurchase agreements.	Hedging the firm’s credit risk including counterparty risk exposure on derivatives.

Equities	Provides equity market making and risk management services for clients.	66,395	55,274	10	Trading portfolio asset/ liabilities and derivative financial instruments and repurchase agreements.	Provides derivative solutions to clients. The business also supports cash equity trading, primary market issuance and block trades.

Credit	Provides specific credit market exposures.	38,993	23,222	10	Derivative financial instruments and trading portfolio asset/liabilities and repurchase agreements.	Risk exposure is primarily to credit markets.

Treasury[a]	Provides funding and liquidity services	31,715	34,219	9	Available for sale financial investments and debt securities in issue.	The principal service is the execution of liquidity and funding operations.

Macro	Market maker in foreign exchange, rates, commodities and local markets.	118,791	119,302	8	Derivative financial instruments and trading portfolio asset/liabilities and repurchase agreements.	Market risk exposure arises from credit trading including bond syndication, and interest rate, currency and commodity market making and trading. The business is well-diversified leading to low risk.

BNC	Manages assets from BNC operations.	351,247	328,859	4	Derivative financial instruments and repurchase agreements and trading portfolio asset/liabilities.	Exposures which the business has been managing down.

Other subject to management VaR	Primarily provides financing solution for clients.	551	11,256	n/a	Debt securities in issue/ Issued debts.	Risk exposure is primarily to debt capital markets.

Other, including diversification effects	–	–	–	(30)	–	–

Total subject to management VaR	–	710,302	671,953	22	–	–

Other Investment Bank, Non-Core and Head Office	–	265,866	237,213	n/a	–	–

Total Investment Bank, Non-Core and Head Office	–	976,168	909,166	22	–	–

Note

a	Treasury contain banking book positions that will be treated under the non-traded market risk framework in 2015.

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Analysis of market risk

In order to provide an estimation of the scale of the balance sheet instruments that generate market risk, as defined by the Group for purposes of risk management, assets and liabilities that are expected to generate market risk have been aggregated by main business lines. Note, however, that due to differences in data sets for market risk and IFRS reporting some assets that do not generate market risk could be included. The “Other assets” line contains (i) business lines that are primarily defined as banking book, and (ii) line items that should not generate market risk.

Management VaR is shown at 95th percentile for Q4 2014. Market risks arising from the individual portfolios listed above diversify to provide total management VaR for the Investment Bank, BNC and Head Office. Some functions such as Treasury and Client Capital Management shows exposure as a result of the service it provides to the client facing franchise, such as managing the firm’s exposure to counterparty default or providing funding to execute business.

Business Scenario Stresses

As part of the Group’s risk management framework, on a regular basis the performance of the trading business in hypothetical scenarios characterised by severe macroeconomic conditions is modelled. Up to six global scenarios are modelled on a regular basis, for example, a sharp deterioration in liquidity, a slowdown in the global economy, terrorist attacks, global recession and a sovereign peripheral crisis.

Similarly to 2013, throughout 2014 the scenario analyses showed the biggest market risk related impact would be due to a severe deterioration in liquidity and a rapid slowdown in the global economy.

Review of regulatory measures

The following disclosures provide details on regulatory measures of market risk. See pages 141 and 145 for more detail on regulatory measures and the differences when compared to management measures.

The Group’s market risk capital requirements comprise two elements:

¡	Trading book positions booked to legal entities within the scope of the Group’s PRA waiver where the market risk is measured under a PRA approved internal models approach, including regulatory VaR, Stressed Value at Risk (SVaR), Incremental Risk Charge (IRC) and All Price Risk (APR) as required; and

¡	Trading book positions that do not meet the conditions for inclusion within the approved Internal Models Approach. Their capital requirement is calculated using standardised rules.

The table below summarises the regulatory market risk measures, under the internal models approach. See table 53 on page 78 for a breakdown of capital requirements by approach.

Table 51: Analysis of regulatory VaR, SVaR, IRC and APR

	Year-end	Average	Max	Min
As at 31 December 2014	£m	£m	£m	£m

Regulatory VaR	29	39	66	29
SVaR	72	74	105	53
IRC	80	118	287	58
APR	24	28	39	24

As at 31 December 2013
Regulatory VaR	42	46	67	31
SVaR	90	85	112	61
IRC	139	238	539	115
APR	29	141	183	29

Overall, there was a lower risk profile during 2014:

¡	SVaR decreased by 20% to £72m driven by equities and foreign exchange;

¡	IRC decreased by 42% to £80m as a result of a reduction in exposure to lower-rated sovereigns as well as increased diversification; and

¡	APR decreased by 17% to £24m as a result of the sale of positions.

Table 52: Breakdown of the major regulatory risk measures by portfolio

	Macro	Equities	Credit	Client Capital Management	Treasury	Africa	BNC
As at 31 December 2014	£m	£m	£m	£m	£m	£m	£m

Regulatory VaR	11	17	7	21	1	2	8
SVaR	29	82	19	42	10	3	21
IRC	195	16	211	62	–	–	94
APR	–	–	–	–	–	–	24

The table above shows the primary portfolios which are driving the trading businesses’ modelled capital requirement as at 2014 year end. The standalone portfolio results diversify at the total level and are not necessarily additive. Regulatory VaR, SVaR, IRC and APR in the prior table shows the diversified results.

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Risk and capital position review

Analysis of market risk

Capital requirements for market risk

The table below breaks down the elements of capital requirements and risk weighted assets under the market risk framework as defined in the CRR. The Group is required to hold capital for the market risk exposures arising from regulatory trading books. Inputs for the modelled components include the measures on table “Analysis of regulatory VaR, SVaR, IRC and APR”, using the higher of the end of period value or an average over the last 60 days (times a multiplier in the case of VaR and SVaR).

Table 53: Minimum capital requirement for market risk

	Capital requirements		Risk weighted assets
Market risk	As at 31 December 2014 £m	As at 31 December 2013 £m	As at 31 December 2014 £m	As at 31 December 2013 £m

VaR model based PRR	329	400	4,113	4,998
SVaR PRR	632	795	7,900	9,934
APR measure requirement	27	80	338	996
RNIV	387	350	4,838	4,391
Incremental risk charge requirement	91	168	1,138	2,103
Interest rate PRR	968	899	12,100	11,238
Equity PRR	308	338	3,850	4,224
Option PRR	68	21	850	261
Collective investment schemes PRR	86	68	1,075	848
Commodity PRR	2	4	25	51
Foreign exchange PRR	27	27	339	335
Total market risk	2,925	3,150	36,566	39,379

Specific interest rate risk of securitisation positions	300	88	3,750	1,101

VaR model based PRR, SVaR PRR, APR measure, RNIV and the incremental risk charge shown in the table above represent the modelled RWA component, with the remainder contributing towards the Standardised approach.

RWAs decreased to £36.6bn (2013: £39.4bn) due to improving market conditions and general reduction in exposures across the main books, for example, sovereign exposures affecting the IRC charge.

The increase in RNIV is mainly driven by the Group’s Cost of Funding Non VaR type RNIV. This captures the potential variation of the fair value adjustment in the uncollateralised derivatives portfolio arising from funding spread risks. This is partially offset by the removal of Credit Index Options vega VaR type RNIV as the risk is now captured in VaR and SVaR. This RNIV captured the volatility risk factor affecting credit default spread index options. See page 144 for more background on RNIVs.

Non-traded market risk

Net interest income sensitivity

The table below shows sensitivity analysis on the pre-tax net interest income for the non-trading financial assets and financial liabilities. The sensitivity has been measured using the Annual Earnings at Risk (AEaR) methodology as described on page 145. The benchmark interest rate for each currency is set as at 31 December of the same year. The effect of structural hedging is taken into account. The tables below show that net interest income would increase given a rise in rates; however, this analysis does not include the potential impacts on the impairment charge due to the effect of interest rates on affordability. This effect would depend on the wider economic environment and have the opposite effect on total profit.
Banking book exposures held or issued by the Investment Bank are excluded from the interest rate sensitivity tables as these are measured and managed using VaR.

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Analysis of market risk

Table 54: Net interest income sensitivity (AEaR) by business unit

	Personal & Corporate Banking	Barclaycard	Africa	BNC[a]	Other[b]	Total
As at 31 December 2014	£m	£m	£m	£m	£m	£m

+200bps	464	(59)	26	6	(97)	340
+100bps	239	(27)	13	3	(58)	170
-100bps	(426)	26	(9)	(1)	26	(384)
-200bps	(430)	29	(17)	(1)	39	(380)

As at 31 December 2013
+200bps	373	(84)	19	9	(92)	225
+100bps	195	(42)	9	5	(57)	110
-100bps	(315)	25	(8)	(1)	56	(243)
-200bps	(352)	26	(15)	(1)	49	(293)

AEaR increased 51% to £340m to a +200bp parallel shock. This was predominantly due to an increase in PCB account balances for which a structural hedge is in place. AEaR to the -200bp shock increased to £380m (2013: £293m) predominantly due to the inclusion of re-pricing lag risk in the PCB model. This is the risk of being unable to re-price products immediately after a change in rates due to mandatory notification periods.

Table 55: Net interest income sensitivity (AEaR) by currency

As at 31 December	2014		2013

	+100 basis points	-100 basis points	+100 basis points	-100 basis points
	£m	£m	£m	£m

GBP	126	(373)	92	(199)
USD	25	(19)	9	(21)
EUR	(9)	24	(18)	(7)
ZAR	11	(8)	10	(9)
Other currencies	17	(8)	17	(7)

Total	170	(384)	110	(243)

As percentage of net interest income	1.40%	3.18%	0.95%	2.09%

Net interest income sensitivity mainly arises in GBP, driven by PCB as discussed in the above table.

Barclays measure some non-traded market risks using an economic capital (EC) methodology. EC is predominantly calculated using a daily VaR model and then scaled up to a 1 year EC confidence interval (99.98%). For more information on definitions of prepayment, recruitment and residual risk, and on how EC is used to manage market risk, see the market risk management section on page 145.

The table below shows the EC figures for the main non trading businesses, where non traded market risk EC is part of the business limit framework.

Table 56: Economic Capital for non-traded risk by business unit

	Personal & Corporate Banking	Barclaycard	Africa Banking	BNC[c]	Total
As at 31 December 2014	£m	£m	£m	£m	£m

Prepayment risk	32	15	–	–	47
Recruitment risk	148	1	–	–	149
Residual risk[a]	12	3	34	16	65

Total	192	19	34	16	261

As at 31 December 2013
Prepayment risk	31	10	–	–	41
Recruitment risk	112	2	–	–	114
Residual risk	10	4	38	13	65

Total	153	16	38	13	220

Total EC has increased 19% to £261m (2013: £220m), primarily due to an increase in recruitment risk in PCB. This is due to the increase in mortgage and fixed rate savings product pipelines for which pre-hedges are in place.

Notes

a	Only retail exposures within BNC are included in the calculation.
b	Other consists of Treasury and adjustments made for hedge ineffectiveness. The hedge ineffectiveness accounts for the portion of the movements in hedging instruments that cannot be deferred from the income statements to the hedge reserves. This arises where the movement in the hedging instrument exceeds the movement of the hedged item in absolute terms.
c	Only the retail exposures within Non-Core are captured in the measure.

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Risk and capital position review

Analysis of market risk

Analysis of equity sensitivity

The table below measures the overall impact of a +/- 100bps movement in interest rates on available for sale and cash flow hedge reserves. This data is captured using PV01 which is an indicator of the shift in asset value for a 1 basis point shift in the yield curve. Note that in 2014 the methodology used to estimate the impact of the negative movement applied a 0% floor to interest rates.

Table 57: Analysis of equity sensitivity

As at 31 December	2014		2013

	+100 basis points £m	-100 basis points £m	+100 basis points £m	-100 basis points £m

Net interest income	170	(384)	110	(243)
Taxation effects on the above	(41)	92	(27)	61

Effect on profit for the year	129	(292)	83	(182)

As percentage of net profit after tax	15.27%	(34.56)%	6.40%	(14.03)%

Effect on profit for the year (per above)	129	(292)	83	(182)
Available for sale reserve	(698)	845	(861)	861
Cash flow hedge reserve	(3,058)	2,048	(2,831)	2,808
Taxation effects on the above	901	(694)	923	(917)

Effect on equity	(2,726)	1,907	(2,686)	2,570

As percentage of equity	(4.13)%	2.89%	(4.20)%	4.02%

As discussed in relation to the net interest income sensitivity table on page 79, the impact of a 100bps movement in rates is largely driven by PCB. The movement in The AFS reserve shows lower sensitivity in 2014 due to the disposal of large debt positions in Treasury. Note that the movement in the AFS reserve would impact CRD IV fully loaded CET1 capital, but the movement in the cash flow hedge reserve would not impact CET1 capital.

Foreign exchange risk

The Group is exposed to two sources of foreign exchange risk.

a) Transactional foreign currency exposure

Transactional foreign exchange exposures represent exposure on banking assets and liabilities, denominated in currencies other than the functional currency of the transacting entity.

The Group’s risk management policies prevent the holding of significant open positions in foreign currencies outside the trading portfolio managed by the Investment Bank which is monitored through DVaR.

Banking book transactional foreign exchange risk outside of the Investment Bank is monitored on a daily basis by the market risk functions and minimised by the businesses.

b) Translational foreign exchange exposure

The Group’s investments in overseas subsidiaries and branches create capital resources denominated in foreign currencies principally US Dollar, Euro and South African Rand. Changes in the GBP value of the net investments due to foreign currency movements are captured in the currency translation reserve, resulting in a movement in CET1 capital.

The Group’s strategy is to minimise the volatility of the capital ratios caused by foreign exchange movements, by using the CET1 capital movements to broadly match the revaluation of the Group’s foreign currency RWA exposures.

The economic hedges primarily represent the US Dollar and Euro preference shares and Additional Tier 1 instruments that are held as equity, accounted for at historic cost under IFRS and do not qualify as hedges for accounting purposes.

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Analysis of market risk

Table 58: Functional currency of operations

Functional currency of operations

As at 31 December 2014	Foreign currency net investments £m	Borrowings which hedge the net investments £m	Derivatives which hedge the net investments £m	Structural currency exposures pre- economic hedges £m	Economic hedges £m	Remaining structural currency exposures £m

US Dollar	23,728	5,270	1,012	17,446	6,655	10,791
Euro	3,056	328	238	2,490	1,871	619
Rand	3,863	–	103	3,760	–	3,760
Japanese Yen	364	164	208	(8)	–	(8)
Other	2,739	–	1,198	1,541	–	1,541

Total	33,750	5,762	2,759	25,229	8,526	16,703

As at 31 December 2013
US Dollar	34,220	5,555	12,558	16,107	5,812	10,295
Euro	9,336	538	5,570	3,228	2,833	395
Rand	3,835	–	114	3,721	–	3,721
Japanese Yen	454	89	352	13	–	13
Other	2,850	–	1,101	1,749	–	1,749

Total	50,695	6,182	19,695	24,818	8,645	16,173

During 2014, total structural currency exposures net of hedging instruments remained stable at £16.7bn (2013: £16.2bn) and broadly in line with the overall RWA currency profile. Foreign currency net investments decreased by £16.9bn to £33.8bn (2013: £50.7bn) driven predominantly by the restructuring of Group subsidiaries. The hedges associated with these investments decreased by £16.9bn to £2.8bn (2013: £19.7bn).

Pension risk review

The UK Retirement Fund (UKRF) represents approximately 92% (2013: 91%) of the Group’s total retirement benefit obligations globally. The other material overseas schemes are in South Africa and the US where they represent approximately 4% (2013: 5%) and 2% (2013: 2%) respectively of the Group’s total retirement benefit obligations. As such, this risk review section will focus exclusively on the UKRF. Note that the scheme is closed to new entrants.

Pension risk arises as the estimated market value of the pension fund assets might decline, or the investment returns might reduce; or the estimated value of the pension liabilities might increase.

See pages 146 for more information on how pension risk is managed.

Assets

The Board of Trustees defines an overall long-term investment strategy for the UKRF, with investments across a broad range of asset classes. This ensures an appropriate mix of return-seeking assets to generate future returns as well as liability matching assets to better match the future pension obligations. The main market risks within the asset portfolio are against interest rates and equities, as shown by the analysis of scheme assets within Note 35 of the 2014 Annual Report.

Fair value of UKRF plan assets increased by 14% to £26.9bn. See Note 35 to the financial statements for details.

Liabilities

The retirement benefit obligations are a series of future cash flows with relatively long duration. On an IAS 19 basis these cash flows are sensitive to changes in the expected long-term inflation rate and the discount rate (AA corporate bond yield curve):

¡	An increase in long-term inflation corresponds to an increase in liabilities

¡	An increase in the discount rate corresponds to a decrease in liabilities

Pension risk is generated through the Group’s defined benefits schemes and this risk is deemed to move to zero over time as the chart below shows. The chart below outline the shape of the liability cash flow profile, that takes account of future inflation indexing of payments to beneficiaries, with the majority of the cash flows (approximately 75%) falling between 0 and 40 years, peaking within the 21 to 30 year band and reducing thereafter. The shape may vary depending on changes in inflation expectation and mortality and it is updated in line with triennial valuation process.

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Risk and capital position review

Analysis of market risk

For more detail on liability assumptions see Note 35 to the financial statements.

Proportion of liability cash flows

Risk measurement

In line with the Group’s risk management framework, the assets and liabilities of the UKRF are modelled within a VaR framework to show the volatility of the pension positions on a total portfolio level. This ensures that the risks, diversification benefits and liability matching characteristics of the UKRF obligations and investments are adequately captured. VaR is measured and monitored on a monthly basis at the pension risk fora such as the Market Risk Committee, Pension Management Group and Pensions Executive Board. The VaR model takes into account the valuation of the liabilities based on an IAS 19 basis (see Note 35 to the financial statements). The trustees receive quarterly VaR measures on a funding basis.

The pension liability is also sensitive to post-retirement mortality assumptions. See Note 35 to the financial statements for more details.

In addition to this, the impact of pension risk to the Group is taken into account as part of the stress testing process. Stress testing is performed internally at least on an annual basis, covering scenarios such as European economic crisis and quantitative easing. The UKRF exposure is also included as part of the regulatory stress tests and exercises indicated that the UKRF risk profile is resilient to severe stress events.

The defined benefit pension scheme affects capital in two ways. The IAS 19 deficit impacts the CET1 capital ratio, and pension risk is also taken into account in the Pillar 2 capital assessment.

Triennial valuation

Please see Note 35 to the financial statements for information on the current position of the fund.

Insurance risk review

Insurance risk is managed within Africa Banking. From an economic capital perspective, four significant categories of insurance risk are reported. Please see page 146 for definitions and governance procedures.

The risk figures are based on economic capital principles and refer to 1 in 250 event levels. The underwriting risk appetite for short term insurance for 2014 was calculated based on the projected net written premium. See page 146 for a descriptions of the risks and a discussion of their measurement.

The year-on-year utilisation (as a percentage of approved appetite) remained relatively stable, except for life insurance mismatch risk which is explained below. The risk types below include the assessments of the main insurance risk types for determining the economic capital requirements.

Table 59: Analysis of insurance risk

	2014		2013
As at 31 December	Position £m	Appetite £m	Position £m	Appetite £m
Short term insurance underwriting risk	40	44	40	51
Life insurance underwriting risk	21	28	22	26
Life insurance mismatch risk	16	40	17	44
Life and short-term insurance investment risk	12	14	12	16

Risk positions were broadly stable over the year. The life insurance mismatch risk utilisation was lower than appetite as a refined actuarial valuation methodology was implemented, and this model refinement resulted in a better matching position between assets and liabilities resulting in a desired lower mismatch for 2014 compared to 2013.

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Risk and capital position review

Analysis of market risk

Credit Value Adjustments

The Credit Value Adjustment (CVA) measures the risk from MTM losses due to deterioration in the credit quality of a counterparty to over-the-counter derivative transactions with Barclays. It is a complement to the counterparty credit risk charge, that accounts for the risk of outright default of a counterparty.

See page 7 for a high-level description of the approach, and page 13 for a description of the scope of our permissions.

Table 60: CVA capital charge

Two approaches can be used to calculate the adjustment:

¡	Standardised approach: the Standardised calculation takes account of the external credit rating of each counterparty, and incorporates the effective maturity and EAD from the calculation of the CCR

¡	Advanced approach: this approach requires the calculation of the charge as a) a 10-day 99% Value at Risk (VaR) measure for the current one-year period and b) the same measure for a stressed period. The sum of the two VaR measures is tripled to yield the capital charge.

CVA capital charge

Total portfolios subject to the Advanced CVA capital Charge[a]	EAD post- CRM £m	RWA £m	Capital requirements £m

(i) VaR component (including the 3x multiplier)	25,689	2,244	180
(ii) Stressed VaR component (including 3x multiplier)	29,620	10,098	808
All portfolios subject to the Standardised CVA capital charge	3,318	3,163	253
Total subject to the CVA capital charge	–	15,505	1,241

Note

a	This disclosure is a new requirement; as such, no prior period comparatives have been included.

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Risk and capital position review

Analysis of securitisation exposures

This section shows the credit, counterparty credit and market risk arising from securitisation positions. These are already included in previous related sections.

Securitisation positions are subject to a specific risk weighted assets calculation framework, which is why these are disclosed separately.

We have increased exposure to securitisations this year

10.4%

Increase relating to trading book securitisation exposure

56.6%

Reduction relating to capital requirements for trading book exposures, driven by BNC activity resulting in underlying asset quality improvements

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Risk and capital position review

Analysis of securitisation exposures

For regulatory disclosures purposes, a securitisation is defined as a transaction or scheme where the payments are dependent upon the performance of a single exposure or pool of exposures and where the subordination of tranches determines the distribution of losses during the on-going life of the transaction or scheme. Such transactions are undertaken for a variety of reasons including the transfer of risk for Barclays or on behalf of a client.

The tables below detail exposures from securitisation trades entered into by the Group and cover banking book and trading book exposures. Only transactions that achieved significant risk transfer (SRT) are included in these tables. Where securitisations do not achieve SRT (for instance when they are entered into for funding purposes), the associated exposures are presented alongside the rest of the banking book or trading book positions in other sections of the Pillar 3 report.

Please see page 148 for further details on Barclays’ securitisation activities.

Barclays completes the Pillar 3 disclosures in accordance with the Basel framework, which prescribes minimum disclosure requirements. The following quantitative disclosures are not applicable or result in a nil return for the current and prior reporting period;

¡	Securitised facilities subject to an early amortisation period – there were no securitisation positions backed by revolving credit exposures, where Barclays acted as the originator and capital relief was sought

¡	Re-securitisation exposures subject to hedging insurance or involving financial guarantors – there were no such exposures in the current or prior reporting period

¡	A separate table for capital deduction is no longer applicable, in line with CRD IV

Barclays PLC Balance sheet – summary versus regulatory view for securitisation exposures

Table 1 shows a reconciliation between Barclays PLC balance sheet for statutory purposes versus a regulatory view. Specifically for securitisation positions, the regulatory balance sheet will differ from the statutory balance sheet due to the following:

¡	Deconsolidation of certain securitisation entities that are included in the scope of consolidation for accounting purposes, but not for regulatory purposes (refer to page 150 for a summary of accounting policies for securitisation activities)

¡	Securitised positions are treated in accordance with the Group’s accounting policies, as set out in the 2014 Annual Report. Securitisation balances will therefore be disclosed in the relevant asset classification according to their accounting treatment

¡	Some securitisation positions are considered to be off balance sheet and relate to undrawn liquidity lines to securitisation vehicles, market risk derivative positions and where Barclays is a swap provider to a SPV. These balances are disclosed in table 65

Location of securitisation risk disclosures

Securitisation exposures are subject to a different risk weighted asset framework, therefore further granular disclosures are provided in addition to the exposure balances disclosed in the credit, counterparty and market risk sections.

Table 61: Reconciliation of exposures and capital requirements relating to securitisations

This table shows a reconciliation of securitisation exposures in the following section and where the balance can be found in the relevant credit, counterparty and market risk sections.

As at 31 December 2014	Table number in this document	Exposure value £m	RWAs £m	Capital requirement £m

Banking book

Standardised approach
Credit risk	Tables 11, 12, 16	–	–	–

Total Standardised approach		–	–	–

Advanced IRB
Credit risk	Tables 11, 12, 16	20,848	5,315	425
Counterparty credit risk	Tables 13, 14	1,057	741	59

Total IRB		21,905	6,056	484

Total banking book		21,905	6,056	484

Trading book – specific interest rate market risk
Risk weighted assets	Table 53	3,616	3,750	300

Total market risk		3,616	3,750	300

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Analysis of securitisation exposures

Table 62: Securitisation activity during the year

This table discloses a summary of the securitisation activity during 2014, including the amount of exposures securitised and recognised gain or loss on sale in the banking book. Barclays is involved in the origination of traditional and synthetic securitisations. A securitisation is considered to be a synthetic securitisation where the transfer of risk is achieved through the use of credit derivatives or guarantee, and the exposure remains on Barclays’ balance sheet.

	Banking book				Trading book

	Traditional £m	Synthetic £m	Total banking book £m	Gain/loss on sale £m	Traditional £m	Synthetic £m	Total trading book £m	Gain/loss on sale £m

As at 31 December 2014
Originator
Residential Mortgages	–	93	93	–	–	–	–	–
Commercial Mortgages	2,389	–	2,389	37	–	–	–	–
Credit Card Receivables	–	–	–	–	–	–	–	–
Leasing	–	–	–	–	–	–	–	–
Loans to Corporates or SMEs	247	–	247	7	–	–	–	–
Consumer Loans	–	–	–	–	–	–	–	–
Trade Receivables	–	–	–	–	–	–	–	–
Securitisations/Re-securitisations	–	–	–	–	1,839	–	1,839	8
Other Assets	–	–	–	–	–	–	–	–

Total	2,636	93	2,729	44	1,839	–	1,839	8

As at 31 December 2013 (CRD III basis)
Originator
Residential Mortgages	–	99	99	–
Commercial Mortgages	1,354	–	1,354	49
Credit Card Receivables	–	–	–	–
Leasing	–	–	–	–
Loans to Corporates or SMEs	–	–	–	–
Consumer Loans	–	–	–	–
Trade Receivables	–	–	–	–
Securitisations/Re-securitisations	–	–	–	–
Other Assets	113	–	113	2

Total	1,467	99	1,566	51	n/a	n/a	n/a	n/a

The value of assets securitised in the banking book increased by £1.1bn to £2.7bn.

¡	Increases in Commercial Mortgage programmes are due to Barclays’ continued involvement in the securitisation of commercial mortgage loans, alongside third party banks. The amount shown in table 61 represents Barclays’ share of assets contributed to the securitisation

¡	As part of these transactions, Barclays held the assets on its balance sheet prior to securitisation

¡	Barclays may participate in secondary trading of these positions in its trading book. At 31 December 2014, the exposure value of positions held was £59m. These are not reflected in the above table as for trading book purposes, Barclays is considered to be an investor

¡	Barclays was also involved in European and US CLO transactions where it provided tranched limited recourse financing and contributed a portion of the underlying loan assets that had been on Barclays’ balance sheet. Value of assets contributed during 2014 was £247m as listed in the table above under “Loans to Corporate or SMEs” category

The value of assets securitised in the trading book is £1.8bn:

¡	Barclays also participates in re-securitisations of Real Estate Mortgage Investment Conduits (Re-REMICs) and purchases trading book assets for securitisations as part of its general trading book activities. The “Trading book” section of this table is a new disclosure as at 2014 year end. These represented £0.9bn as at 2013 year end.

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Risk and capital position review

Analysis of securitisation exposures

Table 63: Assets awaiting securitisation

This table discloses the value of assets held on the balance sheet at year end and awaiting securitisation.

Exposure Type

	Banking Book £m	Trading Book £m

As at 31 December 2014
Originator
Residential Mortgages	33	–
Commercial Mortgages	422	–
Credit Card Receivables	–	–
Leasing	–	–
Loans to Corporates or SMEs	64	–
Consumer Loans	–	–
Trade Receivables	–	–
Securitisations/Re-securitisations	–	–
Other Assets	–	–

Total	519	–

As at 31 December 2013 (CRD III basis)
Originator
Residential Mortgages	58	–
Commercial Mortgages	601	–
Credit Card Receivables	–	–
Leasing	–	–
Loans to Corporates or SMEs	–	–
Consumer Loans	–	–
Trade Receivables	–	–
Securitisations/Re-securitisations	–	–
Other Assets	80	–

Total	739	–

Banking book assets awaiting securitisation decreased to £0.5bn (2013: £0.7bn), with no significant movements to note.

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Analysis of securitisation exposures

Table 64: Outstanding amount of exposures securitised – Asset value and impairment charges

This table presents the asset values and impairment charges relating to securitisation programmes where Barclays is the originator or sponsor. Where Barclays contributed assets to a securitisation alongside third parties, the amount represents the entire asset pool. Barclays is considered a sponsor of two multi-seller asset-backed commercial paper (ABCP) conduits. Please note that table 64 will not reconcile to table 62, as it shows outstanding amount of exposure for the positions held/retained by Barclays, whereas table 62 shows the total position originated in 2014.

	Banking book					Trading Book

	Traditional £m	Synthetic £m	Total banking book £m	Of which past due £m	Recognised losses £m	Traditional £m
As at 31 December 2014
Originator
Residential Mortgages	4,021	99	4,120	588	–	203
Commercial Mortgages	4,500	–	4,500	–	–	–
Credit Card Receivables	–	–	–	–	–	–
Leasing	–	–	–	–	–	–
Loans to Corporates and SMEs	3,925	2,477	6,402	79	–	–
Consumer Loans	–	–	–	–	–	–
Trade Receivables	–	–	–	–	–	–
Securitisations/Re-securitisations	3,915	–	3,915	–	–	180
Other Assets	1,150	–	1,150	347	–	–
Total (Originator)	17,511	2,576	20,087	1,014	–	383

Sponsor
Residential Mortgages	874	–	874	–	–	–
Commercial Mortgages	–	–	–	–	–	–
Credit Card Receivables	–	–	–	–	–	–
Leasing	891	–	891	17	–	–
Loans to Corporates and SMEs	953	–	953	2	–	–
Consumer Loans	2,812	–	2,812	38	–	–
Trade Receivables	708	–	708	4	–	–
Securitisations/Re-securitisations	–	–	–	–	–	–
Other Assets	98	–	98	–	–	–
Total (Sponsor)	6,336	–	6,336	61	–	–
Total	23,847	2,576	26,423	1,075	–	383

As at 31 December 2013 (CRD III basis)
Originator
Residential Mortgages	8,518	99	8,617	928	–	65
Commercial Mortgages	5,781	–	5,781	–	–	–
Credit Card Receivables	–	–	–	–	–	–
Leasing	–	–	–	–	–	–
Loans to Corporates and SMEs	4,616	2,920	7,536	169	–	–
Consumer Loans	–	–	–	–	–	–
Trade Receivables	–	–	–	–	–	–
Securitisations/Re-securitisations	977	–	977	–	–	–
Other Assets	–	–	–	–	–	–
Total (Originator)	19,892	3,019	22,911	1,097	–	65

Sponsor
Residential Mortgages	1,052	–	1,052	–	–	–
Commercial Mortgages	–	–	–	–	–	–
Credit Card Receivables	–	–	–	–	–	–
Leasing	99	–	99	–	–	–
Loans to Corporates and SMEs	–	–	–	–	–	–
Consumer Loans	2,949	–	2,949	42	–	–
Trade Receivables	152	–	152	–	–	–
Securitisations/Re-securitisations	–	–	–	–	–	–
Other Assets	605	–	605	–	–	–
Total (Sponsor)	4,857	–	4,857	42	–	–
Total	24,749	3,019	27,768	1,139	–	65

Banking book securitised assets where Barclays is considered to be the originator or sponsor has reduced by £1.3bn to £26.4bn, due to:

Originator:

¡	Residential Mortgage positions, loans to Corporates and SMEs and Commercial mortgages have reduced primarily driven by the BNC

Sponsor:

¡	Barclays continues to provide liquidity and programme-wide credit enhancement to its remaining conduits: Sheffield Receivables Corporation and Salisbury Receivables Company.

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Analysis of securitisation exposures

Table 65: Securitisation exposures – by exposure class

The table below discloses the aggregate amount of securitisation exposures held, which is consistent with table 66, 68, and table 69.

For originated positions, the table below discloses the exposure that Barclays has retained in the securitisation programmes disclosed in table 64. For clarity, table 64 discloses the underlying asset value of these programmes.

For invested and sponsored positions, the table below presents the aggregate amount of positions purchased.

	Banking book				Trading Book

	Originator £m	Sponsor[a,b] £m	Investor £m	Total banking book £m	Originator £m	Investor £m	Total trading book £m

As at 31 December 2014
On-balance sheet
Residential Mortgages	345	–	1,862	2,207	7	1,848	1,855
Commercial Mortgages	–	–	4	4	–	396	396
Credit Card Receivables	–	–	214	214	–	150	150
Leasing	–	–	–	–	–	–	–
Loans to Corporates or SMEs	3,758	–	398	4,156	–	331	331
Consumer Loans	–	–	1,661	1,661	–	280	280
Trade Receivables	–	–	–	–	–	–	–
Securitisations/Re-securitisations	344	–	349	693	1	177	178
Other Assets	52	–	905	957	–	278	278

Total On-balance sheet	4,499	–	5,393	9,892	8	3,460	3,468

Off-balance sheet
Residential Mortgages	401	–	920	1,321	–	19	19
Commercial Mortgages	252	–	218	470	–	129	129
Credit Card Receivables	–	–	653	653	–	–	–
Leasing	–	–	192	192	–	–	–
Loans to Corporates or SMEs	167	–	130	297	–	–	–
Consumer Loans	–	4,931	2,904	7,835	–	–	–
Trade Receivables	–	–	45	45	–	–	–
Securitisations/Re-securitisations	89	–	31	120	–	–	–
Other Assets	153	25	902	1,080	–	–	–

Total Off-balance sheet	1,062	4,956	5,995	12,013	–	148	148

Total	5,561	4,956	11,388	21,905	8	3,608	3,616

As at 31 December 2013 (CRD III basis)
On-balance sheet
Residential Mortgages	1,092	1,052	1,722	3,866	65	2,009	2,074
Commercial Mortgages	56	–	4	60	–	305	305
Credit Card Receivables	–	–	492	492	–	103	103
Leasing	–	99	5	104	–	–	–
Loans to Corporates or SMEs	4,106	–	1,099	5,205	–	248	248
Consumer Loans	–	2,903	777	3,680	–	281	281
Trade Receivables	–	152	–	152	–	–	–
Securitisations/Re-securitisations	279	–	517	796	–	65	65
Other Assets	–	605	672	1,277	–	117	117

Total On-balance sheet	5,533	4,811	5,288	15,632	65	3,128	3,193

Off-balance sheet
Residential Mortgages	531	–	1,159	1,690	–	66	66
Commercial Mortgages	–	–	555	555	–	6	6
Credit Card Receivables	–	–	532	532	–	–	–
Leasing	–	–	–	–	–	–	–
Loans to Corporates or SMEs	154	–	75	229	–	7	7
Consumer Loans	–	46	1,838	1,884	–	–	–
Trade Receivables	–	–	–	–	–	–	–
Securitisations/Re-securitisations	–	–	36	36	–	4	4
Other Assets	–	–	1,151	1,151	–	–	–

Total Off-balance sheet	685	46	5,346	6,077	–	83	83

Total	6,218	4,857	10,634	21,709	65	3,211	3,276

The total amount of securitisation positions in the banking book has increased by £0.2bn to £21.9bn, driven by:

¡	Increase in exposures in “Consumer Loans” during the year driven by off balance sheet positions in the Core business clusters

Offset by,

¡	Reduction in exposures in “Loans to Corporates” and “Commercial Mortgages” as a result of disposal of BNC assets

The trading book exposure has increased by £0.3bn to £3.6bn, resulting from movements across a number of positions.

Notes

a	The exposure type is based on the asset class of underlying positions.
b	Off balance sheet relates to liquidity lines to securitisation vehicles, market risk derivative positions and where the Group is a swap provider to a SPV.

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Risk and capital position review

Analysis of securitisation exposures

Table 66: Securitisation exposures – by capital approach

This table discloses the total exposure value and associated capital requirement of securitisation positions held by the approach adopted in accordance with the Basel framework. Barclays has approval to use, and therefore applies the IRB approach for the calculation of its RWAs. The total population is consistent with tables 65, 68 and 69.

	Exposure values				Capital requirements

As at 31 December 2014	Originator £m	Sponsor £m	Investor £m	Total £m	Originator £m	Sponsor £m	Investor £m	Total £m

Banking book
IRB Approach
Ratings based approach
<= 10%	2,613	833	5,965	9,411	16	5	37	58
> 10% <= 20%	506	191	2,689	3,386	5	2	28	35
> 20% <= 50%	1,451	98	998	2,547	29	2	21	52
> 50% <= 100%	22	1	135	158	1	–	8	9
>100% <= 650%	692	–	40	732	59	–	8	67
> 650% <= 1250%	–	–	2	2	–	–	1	1
> 1250%	184	4	1,559	1,747	53	4	167	224
Non-1250%	–	–	–	–	–	–	–	–
Internal assessment approach	–	3,829	–	3,829	–	31	–	31
Supervisory formula method	93	–	–	93	7	–	–	7

Total IRB	5,561	4,956	11,388	21,905	170	44	270	484

Standardised approach	–	–	–	–	–	–	–	–

Total banking book	5,561	4,956	11,388	21,905	170	44	270	484

Trading book
IRB Approach
Ratings based approach	–	–	–	–	–	–	–	–
<= 10%	–	–	787	787	–	–	5	5
> 10% <= 20%	–	–	1,027	1,027	–	–	12	12
> 20% <= 50%	–	–	876	876	–	–	20	20
> 50% <= 100%	–	–	250	250	–	–	12	12
>100% <= 650%	–	–	348	348	–	–	61	61
> 650% <= 1250%	–	–	26	26	–	–	15	15
> 1250%	8	–	294	302	8	–	167	175
Non-1250%	–	–	–	–	–	–	–	–

Total trading book	8	–	3,608	3,616	8	–	292	300

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Risk and capital position review

Analysis of securitisation exposures

	Exposure values				Capital requirements

As at 31 December 2013 (CRD III basis)	Originator £m	Sponsor £m	Investor £m	Total £m	Originator £m	Sponsor £m	Investor £m	Total £m

Banking book
IRB Approach
Ratings based approach
<= 10%	2,784	1,171	6,207	10,162	17	7	40	64
> 10% <= 20%	413	193	1,899	2,505	4	2	20	26
> 20% <= 50%	1,719	42	1,979	3,740	35	1	41	77
> 50% <= 100%	20	–	172	192	1	–	10	11
>100% <= 650%	665	–	45	710	54	–	12	66
> 650% <= 1250%	–	–	2	2	–	–	1	1
> 1250% / Deducted	74	–	330	404	74	–	330	404
Non-1250% Deduction	–	–	–	–	–	–	–	–
Internal assessment approach	–	3,451	–	3,451	–	30	–	30
Supervisory formula method	266	–	–	266	2	–	–	2

Total IRB	5,941	4,857	10,634	21,432	187	40	454	681

Standardised approach	277	–	–	277	8	–	–	8

Total banking book	6,218	4,857	10,634	21,709	195	40	454	689

Trading book
IRB Approach
Ratings based approach
<= 10%	–	–	363	363	–	–	2	2
> 10% <= 20%	–	–	991	991	–	–	4	4
> 20% <= 50%	–	–	853	853	–	–	19	19
> 50% <= 100%	–	–	277	277	–	–	16	16
>100% <= 650%	–	–	160	160	–	–	31	31
> 650% <= 1250%	–	–	28	28	–	–	16	16
> 1250% / Deducted	65	–	539	604	65	–	539	604
Non-1250% Deduction	–	–	–	–	–	–	–	–

Total trading book	65	–	3,211	3,276	65	–	627	692

Risk Weighted Band	IRB S&P Equivalent Rating	STD S&P Equivalent Rating

<=10%	AAA to A+ (Senior Position Only)	N/A
>10% <= 20%	A to A- (Senior Position Only) / AAA to A+ (Base Case)	N/A
>20% <= 50%	A to A- (Base Case)	AAA to AA-
>50% <= 100%	BBB+ to BBB (Base Case)	A+ to A-
>100% <= 650%	BBB- (Base Case) to BB (Base Case)	BBB+ to BBB-
>650% <= 1250%	BB- (Base Case)	N/A
>1250% / deduction	B+ & Below (Base Case)	B+ & Below
Non-1250% deduction	Cap deduction with assets rated BB- or above

The total amount of securitisation positions in the banking book increased £0.2bn to £21.9bn primarily driven by:

¡	Increase in the > 10% <= 20% band as a result of on and off balance sheet “consumer loan” positions in the Core business

¡	Increase in the 1250% band due to new US and European CLO warehousing and Servicer Advance funding activities

Offset by:

¡	Decrease in the > 20% <= 50% band as a result of continued active reduction in BNC CLO negative basis trades

The trading book has increased by £0.3bn to £3.6bn in line with general market trading activities across the year.

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Risk and capital position review

Analysis of securitisation exposures

Table 67: Re-securitisation exposures – by risk weight band

The table is a subset of table 66 and discloses Barclays exposures to re-securitisations by capital approach. For the purposes of the table below, a re-securitisation is defined as a securitisation where at least one of the underlying exposures is a securitisation position. This is in line with Basel capital requirements.

For securitisations with mixed asset pools (for example some collateralised loan obligations), the exposure class disclosed in tables 65, 68 and 69 represents the exposure class of the predominant underlying asset class.

	Exposure values				Capital requirements

As at 31 December 2014	Originator £m	Sponsor £m	Investor £m	Total £m	Originator £m	Sponsor £m	Investor £m	Total £m

Banking book
IRB Approach
Ratings based approach
<= 10%	–	–	–	–	–	–	–	–
> 10% <= 20%	–	–	–	–	–	–	–	–
> 20% <= 50%	1,240	–	642	1,882	25	–	12	37
> 50% <= 100%	22	–	5	27	1	–	–	1
>100% <= 650%	–	–	16	16	–	–	3	3
> 650% <= 1250%	–	–	–	–	–	–	–	–
> 1250%	–	–	6	6	–	–	6	6
Non-1250%	–	–	–	–	–	–	–	–
Internal assessment approach	–	–	–	–	–	–	–	–
Supervisory formula method	–	–	–	–	–	–	–	–

Total IRB	1,262	–	669	1,931	26	–	21	47

Standardised approach	–	–	–	–	–	–	–	–

Total banking book	1,262	–	669	1,931	26	–	21	47

Trading book
IRB Approach
Ratings based approach
<= 10%	–	–	–	–	–	–	–	–
> 10% <= 20%	–	–	–	–	–	–	–	–
> 20% <= 50%	–	–	205	205	–	–	5	5
> 50% <= 100%	–	–	18	18	–	–	1	1
>100% <= 650%	–	–	107	107	–	–	18	18
> 650% <= 1250%	–	–	5	5	–	–	4	4
> 1250%	1	–	56	57	1	–	56	57
Non-1250%	–	–	–	–	–	–	–	–

Total trading book	1	–	391	392	1	–	84	85

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Risk and capital position review

Analysis of securitisation exposures

Table 67: Re-securitisation exposures – by risk weight band continued

	Exposure values				Capital requirements

As at 31 December 2013 (CRD III basis)	Originator £m	Sponsor £m	Investor £m	Total £m	Originator £m	Sponsor £m	Investor £m	Total £m

Banking book
IRB Approach
Ratings based approach
<= 10%	–	–	–	–	–	–	–	–
> 10% <= 20%	–	–	–	–	–	–	–	–
> 20% <= 50%	1,657	–	1,175	2,832	34	–	23	57
> 50% <= 100%	20	–	3	23	1	–	–	1
>100% <= 650%	15	–	–	15	3	–	–	3
> 650% <= 1250%	–	–	–	–	–	–	–	–
> 1250% / Deducted	–	–	46	46	–	–	46	46
Non-1250% Deduction	–	–	–	–	–	–	–	–
Internal assessment approach	–	–	–	–	–	–	–	–
Supervisory formula method	–	–	–	–	–	–	–	–

Total IRB	1,692	–	1,224	2,916	38	–	69	107

Standardised approach	–	–	–	–	–	–	–	–

Total banking book	1,692	–	1,224	2,916	38	–	69	107

Trading book
IRB Approach
Ratings based approach
<= 10%	–	–	–	–	–	–	–	–
> 10% <= 20%	–	–	–	–	–	–	–	–
> 20% <= 50%	–	–	73	73	–	–	2	2
> 50% <= 100%	–	–	9	9	–	–	–	–
>100% <= 650%	–	–	27	27	–	–	7	7
> 650% <= 1250%	–	–	8	8	–	–	5	5
> 1250% / Deducted	65	–	107	172	65	–	107	172
Non-1250% Deduction	–	–	–	–	–	–	–	–

Total trading book	65	–	224	289	65	–	121	186

Banking book re-securitisations have decreased by £1.0bn to £1.9bn across both originated and invested positions in line with the reduction in BNC re-securitisation positions.

The trading book re-securitisations have increased by £0.1bn to £0.4bn in line with general market trading activities across the year.

Table 68: Aggregate amount of securitised positions retained or purchased by geography – banking book

This table presents total banking book securitised exposure type by geography, based on location of the counterparty.

Exposure Type

	United Kingdom £m	Europe £m	Americas £m	Africa and Middle East £m	Asia £m	Total £m

As at 31 December 2014
Residential Mortgages	2,751	64	280	205	228	3,528
Commercial Mortgages	469	4	1	–	–	474
Credit Card Receivables	1	–	866	–	–	867
Leasing	–	–	192	–	–	192
Loans to Corporates or SMEs	1,393	3	3,057	–	–	4,453
Consumer Loans	396	487	8,613	–	–	9,496
Trade Receivables	–	–	45	–	–	45
Securitisations/Re-securitisations	5	–	808	–	–	813
Other Assets	137	2	1,834	64	–	2,037

Total	5,152	560	15,696	269	228	21,905

As at 31 December 2013 (CRD III basis)
Residential Mortgages	3,010	64	1,847	235	400	5,556
Commercial Mortgages	522	91	–	–	2	615
Credit Card Receivables	15	–	1,009	–	–	1,024
Leasing	–	–	104	–	–	104
Loans to Corporates or SMEs	3,036	1,398	1,000	–	–	5,434
Consumer Loans	261	201	5,102	–	–	5,564
Trade Receivables	–	–	152	–	–	152
Securitisations/Re-securitisations	–	302	530	–	–	832
Other Assets	5	11	2,303	108	1	2,428

Total	6,849	2,067	12,047	343	403	21,709

The overall banking book exposure has increased marginally by £0.2bn to £21.9bn. The reduction in Loans to Corporates and SMEs is driven BNC.

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Risk and capital position review

Analysis of securitisation exposures

Table 69: Aggregate amount of securitised positions retained or purchased by geography – trading book

This table presents total trading book securitised exposure type by geography. The country is based on the country of operation of the issuer.

Exposure Type

	United Kingdom £m	Europe £m	Americas £m	Africa and Middle East £m	Asia £m	Total £m

As at 31 December 2014
Residential Mortgages	1,418	222	232	–	2	1,874
Commercial Mortgages	27	48	450	–	–	525
Credit Card Receivables	68	8	74	–	–	150
Leasing	–	–	–	–	–	–
Loans to Corporates or SMEs	154	21	156	–	–	331
Consumer Loans	32	22	226	–	–	280
Trade Receivables	–	–	–	–	–	–
Securitisations/Re-securitisations	139	30	9	–	–	178
Other Assets	40	6	232	–	–	278

Total	1,878	357	1,379	–	2	3,616

As at 31 December 2013
(CRD III basis)
Residential Mortgages	1,075	60	928	–	77	2,140
Commercial Mortgages	19	27	265	–	–	311
Credit Card Receivables	23	5	75	–	–	103
Leasing	–	–	–	–	–	–
Loans to Corporates or SMEs	42	82	131	–	–	255
Consumer Loans	16	24	241	–	–	281
Trade Receivables	–	–	–	–	–	–
Securitisations/Re-securitisations	5	2	61	–	1	69
Other Assets	–	–	117	–	–	117

Total	1,180	200	1,818	–	78	3,276

The overall trading book exposure has increased by £0.3bn to £3.6bn driven by an increase in the UK and Europe across a number of trading book positions, partly offset by reductions in the Americas.

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Risk and capital position review

Analysis of operational risk

This section contains details of capital requirements for operational risk, expressed as RWAs, and an analysis of the Group’s operational risk profile, including events which have had a significant impact in 2014.

Operational risk RWAs increased during the year

£2.3bn RWA increase

¡	Driven by a revised assessment of the risk attached to sales practices and market conduct in the Investment Bank, PCB and BNC businesses, taking into account risk events impacting Barclays and the wider banking industry

¡	Reduction in number of recorded incidents during the period and reduction in average impact

For the purposes of risk reporting, conduct risk remediation provisions have been included within this operational risk section

Conduct risk is a separate principal risk and is covered more fully on pages 163 and 164

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Risk and capital position review

Analysis of operational risk

Operational risk risk weighted assets

Operational risks are inherent in the Group’s business activities and are typical of any large operation. It is not cost effective to attempt to eliminate all operational risks and in any event it would not be possible to do so. Small losses from operational risks are expected to occur and are accepted as part of the normal course of business. More material losses are less frequent and the Group seeks to reduce the likelihood of these in accordance with its risk appetite.

The Operational Principal Risk comprises the following Key Risks: cyber security risk, external suppliers, financial reporting, fraud, information, legal, payments, people, premises and security, taxation, technology and transaction operations. For definitions of these key risks see page 152. In order to ensure complete coverage of the potential adverse impacts on the Group arising from operational risk, the operational risk taxonomy extends beyond the operational key risks listed above to cover areas included within conduct risk.

The following table details the Group’s operational risk RWAs. Barclays has approval from the PRA to calculate its operational risk capital requirement using an Advanced Measurement Approach (AMA), although recently acquired businesses are excluded from this approval. Barclays uses the Basic Indicator Approach while it transitions these areas to AMA.

See pages 151 to 154 for information on operational risk management.

Table 70: Risk weighted assets for operational risk

As at 31 December 2014	Personal & Corporate Banking £m	Barclaycard £m	Africa Banking £m	Investment Bank £m	Treasury £m	Total Core £m	Barclays Non-Core £m	Total £m

Operational Risk
Basic Indicator Approach	996	1,001	639	998	–	3,634	74	3,708
Standardised Approach	–	–	–	–	–	–	–	–
Advanced Measurement Approach	15,180	4,504	4,966	18,623	1,326	44,599	8,353	52,952

Total operational risk RWAs	16,176	5,505	5,605	19,621	1,326	48,233	8,427	56,660

As at 31 December 2013
Operational Risk
Basic Indicator Approach	820	1,221	564	1,021	–	3,626	87	3,713
Standardised Approach	–	–	–	–	–	–	–	–
Advanced Measurement Approach	14,200	4,406	6,273	17,075	1,089	43,043	7,555	50,598

Total operational risk RWAs	15,020	5,627	6,837	18,096	1,089	46,669	7,642	54,311

Barclays’ operational risk RWA requirement has increased 4.3% to £56.7bn.

Barclays increased the assessments relating to sales practices and market conduct risks in the Investment Bank, Personal and Corporate Banking and BNC businesses, taking into account risk events impacting Barclays and the wider banking industry. This was partially offset by decreasing value of the ZAR from 2013 to 2014, reducing the Sterling value of the risks in the South African business.

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Risk and capital position review

Analysis of operational risk

Operational risk profile

During 2014a, there was a reduction in total operational risk losses. Total number of recorded incidents fell due to a reduction in the number of significant loss events for external fraud and execution delivery and process management.

Operational risk losses in 2014 were materially comprised of further provisions for PPI (£1,270m) and a provision for ongoing investigations and litigation relating to Foreign Exchange (£1,250m).

Within operational risk a high proportion of risk events have a low associated financial cost and a very small proportion of operational risk events will have a material impact on the financial results of the Group. In 2014 85.3% of the Group’s net reportable operational risk events had a loss value of £50,000 or less (2013: 81.8%) and accounted for only 1.6% (2013: 1.8%) of the Group’s total net loss impact.

The analysis below presents the Group’s operational risk events by category:

¡	The proportion of losses by amount within the clients, products and business practices category remains the driver of the operational risk profile at 95.1% (2013: 85.2%) and is heavily impacted by provisions for PPI, and the ongoing investigations and litigation into Foreign Exchange.

¡	Execution, delivery and process management impacts reduced to 2.9% in 2014 (2013: 10.3%). These events are typical of the banking industry as a whole where high volumes of transactions are processed on a daily basis. These are often fully or partially recovered, resulting in low value net losses.

¡	External fraud (75.0%) is the category with the highest frequency of events where high volume, low value events are also consistent with industry experience, driven by debit and credit card fraud. The proportion of events of this type has increased although the actual volume has in fact decreased; this is due to the greater reduction in the volume of execution, delivery and process management events.

The Group’s operational risk profile is informed by bottom-up risk assessments undertaken by each business unit and top-down qualitative review from the Operational Risk & Control Committee. External fraud and technology are highlighted as key operational risk exposures. External fraud has increased driven by the higher number of fraud events, particularly in credit card portfolios, and business growth, whereas for technology there is an ongoing programme of work to improve controls, through efficiency and automation, and a focus on infrastructure resilience. Cyber security risk continues to be an area of attention given the increasing sophistication and scope of potential cyber-attack. Risks to technology and cyber security change rapidly and require continued focus and investment.

For further information see management of operational risk section (pages 151 to 154).

Operational risk events by risk category % of total risk events by count	Operational risk events by risk category % of total risk events by value

Note

a	During 2014 the Group moved its operational risk reporting of events to align with the financial impact of the event rather than being based on date of sign-off in the system of record. 2013 figures have been re-stated on this basis and due to timing difference between date of financial impact and recording of events some movement of prior year events will be expected.

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Barclays’ approach to managing risks

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Barclays’ approach to managing risks

Risk management strategy, governance and risk culture

In this section we describe the approaches and strategies for managing risks at Barclays. It contains information on how risk management functions are organised, how they ensure their independence and foster a sound risk culture throughout the organisation.

¡	A discussion of how our risk management strategy is designed to foster a strong risk culture is contained on page 100

¡	A governance structure, encompassing the organisation of the function as well as executive and Board committees, supports the continued application of the ERMF. This is discussed on pages 100 to 103

¡	The Enterprise wide Risk Management Framework (ERMF) sets out the tools, techniques and organisational arrangements to ensure all material risks are identified and understood (see pages 103 to 105)

¡	Pages 106 to 109 describe group-wide risk management tools that support risk management, ExCo and the Board in discharging their responsibilities, and how they are applied in the strategic planning cycle.

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Barclays’ approach to managing risks

Risk management strategy, governance and risk culture

The following pages provide a comprehensive overview of the Group’s approach to risk management and more specific information on policies that the Group determines to be of particular significance in the current operating environment.

This section outlines the Group’s strategy for managing risk and how risk culture has been developed to ensure that there is a set of objectives and practices which are shared across the Group. It provides details of the Group’s governance, how responsibilities are assigned and the committee structure. The last section provides an insight into how risk management is part of the strategy setting process, including the planning process, the setting of risk appetite and stress testing across the Group.

Risk Management Strategy

The Group has clear risk management objectives and a well-established strategy to deliver them, through core risk management processes.

At a strategic level, the risk management objectives are to:

¡	Identify the Group’s significant risks;

¡	Formulate the Group’s risk appetite and ensure that business profile and plans are consistent with it;

¡	Optimise risk/return decisions by taking them as close as possible to the business, while establishing strong and independent review and challenge structures;

¡	Ensure that business growth plans are properly supported by effective risk infrastructure;

¡	Manage risk profile to ensure that specific financial deliverables remain possible under a range of adverse business conditions; and

¡	Help executives improve the control and co-ordination of risk taking across the business.

The aim of the risk management process is to provide a structured, practical and easily understood set of three steps – Evaluate, Respond and Monitor (the E-R-M process) – that enables management to identify and assess those risks, determine the appropriate risk response, and then monitor the effectiveness of the risk response and changes to the risk profile

¡	Evaluate: Risk evaluation must be carried out by those individuals, teams and departments that are best placed to identify and assess the potential risks, and include those responsible for delivering the objectives under review

¡	Respond: The appropriate risk response effectively and efficiently ensures that risks are kept within appetite, which is the level of risk that the Group is prepared to accept while pursuing its business strategy. There are three types of response: i) accept the risk but take the necessary mitigating actions such as using risk controls; ii) stop the existing activity/do not start the proposed activity; or iii) continue the activity but lay off risks to another party e.g. insurance

¡	Monitor: Once risks have been identified and measured, and controls put in place, progress towards objectives must be tracked. Monitoring must be ongoing and can prompt re-evaluation of the risks and/or changes in responses. Monitoring must be carried out proactively and is wider than just “reporting” and includes ensuring risks are being maintained within risk appetite and checking that controls are functioning as intended and remain fit for purpose.

Barclays risk management strategy

The process is orientated around material risks impacting delivery of objectives, and is used to promote an efficient and effective approach to risk management. This three step risk management process:

¡	Can be applied to every objective at every level in the bank, both top-down or bottom-up;

¡	Is embedded into the business decision making process;

¡	Guides the Group’s response to changes in the external or internal environment in which existing activities are conducted; and

¡	Involves all staff and all three lines of defence (see pages 104-105).

Governance structure

Risk exists when the outcome of taking a particular decision or course of action is uncertain and could potentially impact whether, or how well, the Group delivers on its objectives.

The Group faces risks throughout its business, every day, in everything it does. Some risks are taken after appropriate consideration – like lending money to a customer. Other risks may arise from unintended consequences of internal actions, for example an IT system failure or poor sales practices. Finally, some risks are the result of events outside the Group but which impact its business – such as major exposure through trading or lending to a market counterparty which later fails.

All employees must play their part in the Group’s risk management, regardless of position, function or location. All employees are required to be familiar with risk management policies that are relevant to their activities, know how to escalate actual or potential risk issues, and have a role-appropriate level of awareness of the ERMF, risk management process and governance arrangements.

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Barclays’ approach to managing risks

Risk management strategy, governance and risk culture

Board oversight and flow of risk related information

There are four key Board-level committees which review and monitor risk across the Group. These are: The Board, the Board Enterprise Wide Risk Committee, the Board Financial Risk Committee and the Board Conduct, Operational and Reputational Risk Committee.

The Board

One of the Board’s (Board of Directors of Barclays PLC) responsibilities is the approval of risk appetite (see the Risk Management and Strategy section on page 106), which is the level of risk the Group chooses to take in pursuit of its business objectives. The Chief Risk Officer regularly presents a report to the Board summarising developments in the risk environment and performance trends in the key portfolios. The Board is also responsible for the Internal Control and Assurance Framework (Group Control Framework). It oversees the management of the most significant risks through the regular review of risk exposures and related key controls. Executive management responsibilities relating to this are set out in the EMRF.

The Board Enterprise Wide Risk Committee (BEWRC)

The BEWRC is a committee of the Board, from which it derives its authority and to which it regularly reports. The principal purpose of the Committee is to review, on behalf of the Board, management’s recommendations on risk, in particular:

¡	Consider and recommend to the Board the Group’s overall risk appetite;

¡	Review, on behalf of the Board, the Group’s overall risk profile;

¡	Satisfy itself on the design and completeness of the Group’s ERMF, including the Principal Risk categories; and

¡	Consider key enterprise wide risk themes.

BEWRC membership comprises the Group Chairman and the Chairmen of the Board Audit Committee, Board Conduct, Operational and Reputational Risk Committee, Board Financial Risk Committee and Board Remuneration Committee. The Group Chief Executive Officer (CEO), Group Chief Risk Officer (CRO), Group Finance Director, Head of Compliance, General Counsel and Chief Internal Auditor are mandatory attendees.

The Board Financial Risk Committee (BFRC)

The BFRC monitors the Group’s risk profile against the agreed financial appetite. Where actual performance differs from expectations, the actions being taken by management are reviewed to ensure that the BFRC is comfortable with them. After each meeting, the Chair of the BFRC prepares a report for the next meeting of the Board. All members are non-executive Directors. The Finance Director and the Chief Risk Officer attend each meeting as a matter of course.

The BFRC receives regular and comprehensive reports on risk methodologies and the Group’s risk profile including the key issues affecting each business portfolio and forward risk trends. The Committee also commissions in-depth analyses of significant risk topics, which are presented by the CRO or senior risk managers in the businesses. The Chair of the Committee prepares a statement each year on its activities.

The Board Conduct, Operational and Reputational Risk Committee (BCORR)

The BCORR was created to strengthen the Board-level governance over conduct risk and reputation matters. It reviews the effectiveness of the processes by which the Group identifies and manages conduct and reputation risk and considers whether business decisions will compromise the Group’s ethical policies or core business beliefs and values. It also considers the Group’s risk appetite statement for operational risk and evaluates the Group’s operational risk profile and operational risk monitoring.

In addition, the Board Audit and Board Remuneration Committees receive regular risk reports to assist them in the undertaking of their duties.

The Board Audit Committee (BAC)

The BAC receives, among other reports, quarterly reports on material control issues of significance, quarterly papers on accounting judgments (including impairment), and a half-yearly review of the adequacy of impairment allowances, which it reviews relative to the risk inherent in the portfolios, the business environment, the Group’s policies and methodologies and the performance trends of peer banks. The Chair of the BAC also sits on the BFRC and BCORR.

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The Board Remuneration Committee (RemCo)

The RemCo receives a detailed report on risk management performance from the BFRC, regular updates on the risk profile and proposals on an ex-ante risk adjustment. These inputs are considered in the setting of performance incentives.

Summaries of the relevant business, professional and risk management experience of the Directors of the Board are given in the Board of Directors section on pages 34 to 36 of the 2014 Annual Report. The terms of reference and additional details on membership and activities for each of the principal Board Committees are available from the Corporate Governance section at: www.barclays.com/ corporategovernance

The Enterprise Wide Risk Management Committee (EWRMC) was established by, and derives its authority from, the CRO. It supports the CRO in the provision of oversight and challenge of the systems and controls in respect of risk management, particularly:

¡	Review, challenge and recommend risk appetite;

¡	Monitor risk profile against risk appetite; and

¡	Review the design and completeness of the ERMF and Principal Risk categories.

EWRMC membership includes the CRO, CEO, Group Finance Director, Group General Counsel, and Head of Compliance.

The CRO is a member of the Executive Committee and has overall day to day accountability for risk management under delegated authority from the CEO. While the CEO is accountable for proposing a risk appetite that underpins the strategic plan to the Board for approval, the CRO is responsible for providing oversight, advice and challenge to the CEO, and preparing and recommending the Group’s risk appetite to the CEO and the Board. Risk appetite therefore sets the ‘tone from the top’ and provides a basis for ongoing dialogue between management and Board level around the Group’s current and evolving risk profile.

The CRO manages the independent risk function and chairs the Financial Risk Committee (FRC) and the Operational Risk and Control Committee (ORCC), which monitor the Group’s financial and non-financial risk profile relative to established risk appetite. Reporting to the CRO, and working in the risk function, are risk type heads for financial risk, operational risk and financial crime. The risk type heads are responsible for establishing a Group-wide framework for oversight of the relevant risks and controls. The risk type teams liaise with each business as part of the monitoring and management processes.

In addition, each business has an embedded risk management function, headed by a Business Chief Risk Officer (BCRO). BCROs and their teams are responsible for assisting business heads in the identification and management of their business risk profiles and for implementing appropriate controls. These teams also assist Central Risk in the formulation of Group policies and their implementation across the businesses. The business risk directors report jointly to their respective business heads and to the CRO.

The Risk Executive Committee is responsible for the effectiveness and efficiency of risk management and embedding a strong risk culture, approval of the Group’s risk governance framework, and agreement and endorsement of the overall infrastructure strategy for the risk function. It is also the senior decision making forum for the risk function excluding matters relating to the risk profile. It is chaired by the CRO with a membership comprising senior risk management.

The CEO must consult the Chairman of the BFRC in respect of the CRO’s performance appraisal and compensation as well as all appointments to or departures from the role.

Reporting and control

Board Financial Risk Committee
Board Conduct Operational and Reputational Risk Committee and Board Audit Committee
Financial Risk Committee
monitors risk profile with respect to risk appetite
debates and agrees actions on the financial risk profile and risk strategy across the Group considers issues escalated by Risk Type Heads and Business Risk Directors
Treasury Committee
sets policy/controls for liquidity, maturity transformation and structural interest rate exposure monitors the Group's liquidity and interest rate maturity mismatch monitors usage of regulatory and economic capital
oversees the management of the Group's capital plan
Tax Risk Committee
monitors the tax risk profile in respect of risk appetite
assesses the quality of the application of the control framework considers issues that arise as a result of developing trends
Operational Risk and Control Committee
reviews, challenges and recommends appetite for Operational Risk monitors risk profile
– against risk appetite
– for relevant Key Risk Types
reviews the Group's aggregate Operational Risk profile
reviews and challenges presentations on individual Key Risk Types
Conduct and Reputational Risk Committee
assesses quality of the application of the Reputation and Conduct Risk Control Frameworks
recommends risk appetite and sets policies to ensure consistent adherence to that appetite reviews known and emerging reputational and conduct related risks to consider if action is required proactively considers reputational and conduct related issues that arise as a result of business activity and from external forces
Enterprise Wide Risk Management Committee
considers the key Group-wide risk themes which may have a significant impact on the Group considers the overall risk profile performance against risk appetite considers the design and completeness of the Enterprise Wide Risk Management Framework
also reports into the Board Enterprise Wide Risk Committee
Credit Risk
Market Risk
Funding Risk
Operational Risk
Conduct Risk
Reputation Risk

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The Group Treasurer heads the Group Treasury function and chairs the Treasury Committee which:

¡	Manages the Group’s liquidity, maturity transformation and structural interest rate exposure through the setting of policies and controls;

¡	Monitors the Group’s liquidity and interest rate maturity mismatch;

¡	Monitors usage of regulatory and economic capital; and

¡	Has oversight of the management of the Group’s capital plan.

The Head of Compliance chairs the Conduct and Reputation Committee which assesses quality of the application of the Reputation and Conduct Risk Control Frameworks. It also recommends risk appetite, sets policies to ensure consistent adherence to that appetite, and reviews known and emerging reputational and conduct related risks to consider if action is required.

Barclays’ risk culture – enabling the ‘Go-To’ bank

In every area of the Group’s activities, outcomes of decisions or actions may be uncertain and could potentially impact whether, or how well, the Group delivers against its objectives. Risk management, therefore, plays a significant role in the Group achieving its goals and in turning Barclays into the ‘Go-To’ bank.

Risk culture is the set of objectives and practices, shared across the organisation, that drive and govern risk management. The main elements of risk culture at Barclays are broadly aligned with the Financial Stability Board’s guidancea:

¡	Tone from the top: our purpose, value and behaviours, the Barclays Way (global code of conduct), and global induction processes all support the embedding of risk culture and values by setting a consistently clear, shared message to all colleagues;

¡	Accountability: the ERMF and key risk frameworks set out clear responsibilities, as detailed above;

¡	Effective communications and challenge: clearly defined and independent control functions (second line of defence) and internal audit (third line of defence), enhanced training on risk and citizenship, and channels for escalation and whistle blowing enable the effective control of risks at all levels; and

¡	Incentives: the implementation of the balanced scorecard, and the risk and controls objective within the performance and promotion process have helped to align incentives with a sound risk culture.

Improving our risk culture

In 2013, the Salz Reviewb issued recommendations on how to improve the culture of the Group with the result that Barclays undertook a review and has taken actions to improve its risk culture (the Transform Risk initiative). The Transform programme has provided the opportunity to extend best practices to more functions and business units, and in other cases identify needed updates or improvements. This work is captured in the ERMF that has been deployed across the organisation and provides a common set of principles and standards that will form the fundamental elements of the risk culture.

During 2014 a step-change in defining, implementing and deepening our risk culture has continued. This has included the embedding of:

¡	The ERMF;

¡	The Barclays Way;

¡	Leadership curriculum; and

¡	Global induction.

Notes

a	“Guidance on Supervisory Interaction with Financial Institutions on Risk Culture (A Framework for Assessing Risk Culture)” – http://www.financialstabilityboard.org/ publications/140407.htm
b	An independent review by Anthony Salz, commissioned by the Board

Within the independent risk function, a number of global shared functions exist to serve the wider risk function, such as risk analytics, credit sanctioning, financial crime, and model validation. Progress has also been made in re-engineering a number of processes to improve efficiency and allow risk managers to focus on their core responsibilities.

During 2015 the effect of these measures will be more systematically monitored using a range of metrics to assess the impact of these changes on the Group’s risk culture. These will be reported to the Board regularly. Future areas for development also include further embedding of the ERMF and the Barclays Way, the further deepening of risk appetite implementation for non-financial risks, and continuing to drive a culture of challenge and ‘willingness to escalate’ outside of whistle blowing channels.

Risk Appetite and the ‘Tone from the top’

Communicating and enforcing risk appetite in all businesses creates a common understanding and fosters debate around what types of risks are acceptable, and what levels are appropriate at business and Group level.

To develop a consistently strong risk culture across the Group, clear statements have been communicated as to the Group risk appetite for all risk types and further embedded adherence to Group-wide appetite into all businesses. In particular, risk appetite:

¡	Articulates the types and level of risk we are willing to take and why, to enable specific risk taking activities. It also specifies those risks the Group seeks to avoid and why, to constrain specific risk taking activities;

¡	Will be embedded within key decision-making processes including business planning, mergers and acquisitions, new product approvals and business change initiatives;

¡	Provides a framework for performance management and disciplinary consequences in cases of breach;

¡	Is implemented under the direct leadership of the CEO, who is responsible for leading, managing and organising executive management to achieve execution of the strategy and business plans in line with risk appetite; and

¡	Is owned by the Board.

See risk appetite on page 106 for more information.

Supporting colleagues to manage risk – in the right way

By supporting colleagues to manage risk in the right way, the Group seeks to ensure that all risk managers share the Barclays Values and a common understanding of the role that risk management plays in their promotion like:

¡	Risk management capability and ability to act in a risk aware manner forms part of the assessment process for all new and promotion candidates globally;

¡	Management of risk and control is assessed as part of the annual performance appraisal process for all colleagues globally. Positive risk management behaviours will be rewarded;

¡	The Being Barclays global induction programme supports new colleagues in understanding the importance of risk to how the Group does business and the link to the Barclays values; and

¡	Leadership master classes cover the building, sustaining and supporting a trustworthy organisation and are offered to colleagues globally.

Learning from our mistakes

Learning lessons from mistakes is central to the Group’s culture and values, demonstrating a commitment to excellence, service and stewardship that is fulfilled through the integrity with which the Group operates and taking accountability for failure as well as success. The Group seeks to learn lessons across the Group on a continuous basis to support achievement of strategic objectives; operational excellence and fulfilment of commitments to stakeholders, including colleagues, customers, shareholders and regulators.

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In November 2014, Barclays published a Group Lessons Learnt Standard as part of the ERMF, setting out requirements for completing Lessons Learnt Assessments in response to significant events. The Lessons Learnt Standard builds on the process established for operational risk in 2012 and fulfils the Group’s Salz commitments by ensuring a consistent and effective approach applicable to all Principal Risks. The approach to lessons learnt is directly aligned to the three lines of defence model (see below), with businesses and functions accountable for undertaking lessons learnt assessments; principal and key risk officers providing input, oversight and challenge; and independent review by internal audit.

Core components of the Lessons Learnt Standard include:

¡	Defined triggers for when lessons learnt assessments must be completed;

¡	Requirements and guidance for root cause analysis to identify the causes of events within the Group;

¡	Templates to ensure conclusions are reported consistently throughout management committees;

¡	A central system to record completed lessons learnt assessments and to facilitate sharing across the Group; and

¡	The Standard will be further embedded and integrated within the Group’s Risk Management framework and governance processes during 2015.

The Standard will be further embedded and integrated within the Group’s risk management framework and governance processes during 2015.

Risk governance and assigning responsibilities

Responsibility for risk management resides at all levels of the Group, from the Board and the Executive Committee down through the organisation to each business manager and risk specialist. These responsibilities are distributed so that risk/return decisions are: taken at the most appropriate level; as close as possible to the business; and, subject to robust and effective review and challenge. The responsibilities for effective review and challenges resides at all levels.

The ERMF sets out the activities, tools, techniques and organisational arrangements to ensure that all material risks are identified and understood, and that appropriate responses are in place to protect the Group and prevent detriment to its customers, colleagues or community, enabling the Group to meets its goals, and enhance its ability to respond to new opportunities.

It covers those risks incurred by the Group that are foreseeable, continuous, and sufficiently material to merit establishing specific Group-wide control frameworks. These are known as Key Risks.

The ERMF is intended to be widely read with the aim of articulating a clear, consistent, comprehensive and effective approach for the management of all risks within the Group and creating the proper context for setting standards and establishing the right practices throughout the Group. It sets out a philosophy and approach that is applicable to all colleagues and to all types of risk. It sets the roles and responsibilities of all employees with respect to risk management with specific requirements for key individuals, including the CRO and CEO, and the overall governance framework that will oversee its effective operation. See risk culture on page 103 for more information.

The ERMF supports risk management and control by ensuring that there is a:

¡	Sustainable and consistent implementation of the three lines of defence across all businesses and functions;

¡	Framework for the management of Principal Risks;

¡	Consistent application of risk appetite across all Principal Risks; and

¡	Clear and simple policy hierarchy.

Three lines of defence

The enterprise risk management process is the ‘defence’ and organising businesses and functions into three ‘lines’ enhances the E-R-M process by formalising independence and challenge, while still promoting collaboration and the flow of information between all areas. The three lines of defence operating model enables the Group to separate risk management activities:

First line: Own and take risk, and implement controls

First line activities are characterised by:

¡	Ownership of and direct responsibility for the Group’s returns or elements of its results;

¡	Ownership of major operations, systems and processes fundamental to the operation of the bank; and

¡	Direct linkage of objective setting, performance assessment and reward to P&L performance.

With respect to risk management the first line responsibilities include:

¡	Taking primary accountability for risk identification, ownership, management and control (including performance of portfolios, trading positions, operational risks etc.) within approved mandate, as documented under the Key Risk Control Frameworks, including embedding a supportive risk culture;

¡	Collaborating with second line on implementing and improving risk management processes and controls;

¡	Monitoring the effectiveness of risk controls and the risk profile compared to the approved risk appetite; and

¡	Maintaining an effective control environment across all risks, processes and operations arising from the business, including implementing standards to meet Group policies.

Second Line: Oversee and challenge the first line, provide second line risk management activity and support controls

Second line activities are characterised by:

¡	Oversight, monitoring and challenge of the first line of defence activities;

¡	Design, ownership or operation of Key Risk Control Frameworks impacting the activities of the first line of defence;

¡	Operation of certain second line risk management activities (e.g. work-outs); and

¡	No direct linkage of objective setting, performance assessment and reward to revenue (measures related to mitigation of losses and balancing risk and reward are permissible).

With respect to risk management the second line of defence responsibilities include:

¡	Defining the ERMF;

¡	Establishing the control environments for the Key Risks, including Key Risk Control Frameworks, policies, and standards;

¡	Defining delegated discretions and set limits within the control frameworks to empower risk taking by the first line;

¡	Assisting in the direction of the portfolio to achieve performance against risk appetite;

¡	May define and operate approval processes for certain decisions within the second line to protect the Group from material risks;

¡	Communicating, educating and advising the first line on their understanding of the risk framework and its requirements;

¡	Collaborating with the first line to support business growth and drive an appropriate balance between risk and reward without diminishing the independence from the first line; and

¡	Reporting on the effectiveness of the risk and control environment to executive management and Board committees.

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Third line: Provide assurance that the E-R-M process is fit-for-purpose, and that it is being carried out as intended

Third line activities are characterised by:

¡	Providing independent and timely assurance to the Board and Executive Management over the effectiveness of governance, risk management and control

With respect to risk management the third line of defence responsibilities include:

¡	Assessing the effectiveness of risk management and risk mitigation in the context of the current and expected business environment; and

¡	Acting independently and objectively.

Principal Risks

A Principal Risk comprises individual Key Risk Types to allow for more granular analysis of the associated risk. As at 31 December 2014 the six Principal Risks were: i) Credit; ii) Market; iii) Funding; iv) Operational; v) Conduct; and vi) Reputation. For 2015, Reputation Risk will be recognised as a Key Risk within Conduct Risk given the close alignment between them and the fact that as separate Principal Risks they had a common Principal Risk Officer.

Risk management responsibilities are laid out in the ERMF, which covers the categories of risk in which the Group has its most significant actual or potential risk exposures. The ERMF: creates clear ownership and accountability; ensures the Group’s most significant risk exposures are understood and managed in accordance with agreed risk appetite and risk tolerances; and ensures regular reporting of both risk exposures and the operating effectiveness of controls.

Each Key Risk is owned by a senior individual known as the Key Risk Officer who is responsible for developing a risk appetite statement and overseeing and managing the risk in line with the ERMF. This includes the documentation, communication and maintenance of a risk control framework which makes clear, for every business across the firm, the mandated control requirements in managing exposures to that Key Risk. These control requirements are given further specification, according to the business or risk type, to provide a complete and appropriate system of internal control.

Business function heads are responsible for obtaining ongoing assurance that the key controls they have put in place to manage the risks to their business objectives are operating effectively. Reviews are undertaken on a six-monthly basis and support the regulatory requirement for the Group to make an annual statement about its system of internal controls. At the business level executive management hold specific Business Risk Oversight Meetings to monitor all Principal Risks.

Key Risk Officers report their assessments of the risk exposure and control effectiveness to Group-level oversight committees and their assessments form the basis of the reports that go to the:

Board Financial Risk Committee:

¡	Financial Risk Committee has oversight of Credit and Market Risks

¡	Treasury Committee has oversight of Funding Risk

Board Conduct, Operational and Reputational Risk Committee:

¡	Operational Risk and Control Committee has oversight of all Operational Risk types, with the exception of Tax Risk, which is primarily overseen by the Tax Risk Committee

¡	Conduct and Reputational Risk Committee has oversight of the Conduct and Reputation Risks

Each Key Risk Officer also undertakes an annual programme of risk-based conformance reviews. A conformance review is undertaken by individuals who are independent of the management team running the operations and assesses the quality of conformance testing.

Conformance and Assurance

Conformance and assurance is undertaken to assess the control environment:

Conformance: Activities undertaken to check the degree to which defined processes are being followed.

¡	Conformance testing is a planned, systematic and documented programme of checking, that has the objective of providing evidence that controls have been operated in accordance with documented processes. Testing results provide management with a view of the effectiveness of the control environment supporting their operations

¡	A conformance review is a planned, risk based programme of activity to assess the quality of conformance testing, undertaken by individuals who are independent of the management team running the operations. Results of the review enable management to assess how much assurance they can place on the results of conformance testing. Conformance testing and conformance reviews may also identify opportunities for improvement to policies and standards

Assurance: Undertaken to independently assess the ERMF, which includes testing specific elements of the control environment documented in standards and checking that conformance activities are reliable, to provide the Board confidence in the risk and control framework.

In 2014, the Group created the Credit Risk Review Group (CRRG) which provides an independent review and monitoring of the quality and condition of all the wholesale loan and derivative portfolios through a review of the overall credit sanctioning process. CRRG has a mandate from the CRO and has direct access to him and the BFRC.

Internal Audit is responsible for the independent review of risk management and the control environment. Its objective is to provide reliable, valued and timely assurance to the Board and executive management over the effectiveness of controls, mitigating current and evolving high risks and in so doing enhancing the controls culture within the Group. The BAC reviews and approves Internal Audit’s plans and resources, and evaluates the effectiveness of Internal Audit. An assessment by independent external advisers is also carried out periodically.

Effectiveness of risk management arrangements

The embedding of the ERMF, that governs all risk management arrangements in the Group, is monitored by executive and board committees as described above. The ERMF and its component key risks are subject to conformance and assurance reviews that confirm its effectiveness or identify issues to be mitigated. Management and the Board are satisfied that these arrangements are appropriate given the risk profile of the Group.

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Management of model risk

Model risk is the risk of suffering adverse consequences from decisions based on incorrect or misused model outputs and reports and as a consequence its management has become an increasingly important area of focus for the Group.

Model risk is inherent in each of the key risks where models are used for measurement or management and is, therefore, managed as part of each individual key risk control framework and supported by the Group Model Risk Policy (GMRP) and relevant standards.

Model risk is managed by a number of activities, including:

¡	Ensuring that models are identified per the GMRP definition, across businesses and recorded in the Group Models Database, the Group-wide model inventory;

¡	Ensuring that every model has a model owner who is overall responsible for the model, and drives the development/maintenance of the model by a qualified model developer;

¡	Ensuring that every model is subject to technical validation by the Independent Validation Unit (IVU) as required by GMRP;

¡	Ensuring that every model is approved by appropriately senior and knowledgeable Risk individuals in the organisation;

¡	Periodic model risk reporting to the senior management and the Board; and

¡	Internal Audit provides independent challenge of model risk management through business line and thematic audits.

The Executive Models Committee (EMC) fulfils the specific requirement of approving the Group’s most material (A*/High) models; the EMC decisions are based on business reviews and the associated IVU validations for these models. EMC is chaired by the CRO and has as members the Group Finance Director and the Head of Financial Risk.

The EMC reports into the EWRMC.

Group-wide risk management tools

To support the Group-wide management of risks that the Group faces, the Board make use of Risk Appetite and Stress Testing in the setting of the Group’s strategy.

Risk Appetite

Risk appetite is defined as the level of risk that the Group is prepared to accept while pursuing its business strategy, recognising a range of possible outcomes as business plans are implemented.

Risk appetite sets the ‘tone from the top’ and provides a basis for ongoing dialogue between management and Board with respect to the Group’s current and evolving risk profile, allowing strategic and financial decisions to be made on an informed basis.

The Risk Appetite Framework is intended to achieve the following objectives:

¡	Articulate the risks the Group is willing to take and why, to enable specific risk taking activities; and articulate those risks to avoid and why, to constrain specific risk taking activities;

¡	Consider all Principal and Key risks both individually and, where appropriate, in aggregate;

¡	Consistently communicate the acceptable level of risk for different risk types; this may be expressed in financial or non-financial terms, but must enable measurement and effective monitoring;

¡	Describe agreed parameters for Group performance under varying levels of financial stress with respect to

–	Profitability, loss and return metrics;

–	The ability to continue to pay a dividend; and

¡	Be embedded in key decision-making processes including mergers and acquisitions, new product approvals and business change initiatives.

Unapproved excesses of risk appetite and/or limits will result in performance management and disciplinary consequences.

The Risk Appetite Framework consists of top-down financial volatility and bottom-up mandate and scale, which are further detailed below.

Financial volatility

Financial volatility is defined as the level of potential deviation from expected financial performance that the Group is prepared to sustain at relevant points on the risk profile. When setting appetite, management and the Board articulate the Group’s strategy and summarise objectives in terms of key financial metrics. Top-down appetite is quantified through an array of financial performance and capital metrics which are reviewed by the Board on an annual basis, summarized in the table below.

Measure relevant to strategy and risk	Link between strategy and risk profile

Profit before tax, Return on equity, Return on RWAs	Fundamental economic and business indicators, which best describes shareholder focus in terms of profitability and ability to use capital resources efficiently.

Loan loss rate (LLR)	Describes the credit risk profile and whether impairment is within appetite.

Common Tier 1 and leverage ratios	Monitors capital adequacy in relation to capital plan.

Dividends	Measures the risks of being able to continue paying appropriate dividends.

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The strategic metrics in the table above are set at three levels:

¡	Through-the-cycle: the average losses based on measurements over many years;

¡	1 in 7 (moderate) loss: the worst level of losses out of a random sample of 7 years; and

¡	1 in 25 (severe) loss: the worst level of losses out of a random sample of 25 years.

These scenarios are defined through a level of probability of occurrence rather than through a specific set of economic variables like in stress tests. The potentially larger but increasingly less likely levels of loss are illustrated in the risk appetite concepts chart opposite.

Since the level of loss at any given probability is dependent on the portfolio of exposures in each business, the statistical measurement for each key risk category gives the Group clearer sight and better control of risk-taking throughout the enterprise. Specifically, this framework enables it to:

¡	Improve management confidence and debate regarding the Group’s risk profile;

¡	Re-balance the risk profile of the Medium Term Plan (MTP) where breaches are indicated, thereby achieving a superior risk-return profile;

¡	Identify unused risk capacity, and thus highlight the need to identify further profitable opportunities; and

¡	Improve executive management control and co-ordination of risk-taking across businesses.

In summary, the levels of loss represent the risk tolerance of the Group in terms of its key objectives. These objectives act as constraints on risk performance and imply maximum levels of acceptable losses.

Mandate and scale

The second element to the setting of risk appetite is an extensive system of mandate and scale limits, which is a risk management approach that seeks to formally review and control business activities to ensure that they are within mandate (i.e. aligned with expectations), and are of an appropriate scale (relative to the risk and reward of the underlying activities). This is achieved by using limits and triggers to avoid concentrations which would be out of line with expectations, and which may lead to unexpected losses of a scale that would be detrimental to the stability of the relevant business line or the Group.

Risk appetite concepts (diagram not to scale)

Potential size of loss in one year

For example, for commercial property finance and construction portfolios, a comprehensive series of limits are in place to control exposure within each business and geographic sector. To ensure that limits are aligned to the underlying risk characteristics, the mandate and scale limits differentiate between types of exposure. There are, for example, individual limits for property investment and property development.

The mandate and scale framework is used to:

¡	Limit concentration risk;

¡	Keep business activities within Group and individual business mandate;

¡	Ensure activities remain of an appropriate scale relative to the underlying risk and reward; and

¡	Ensure risk-taking is supported by appropriate expertise and capabilities.

As well as Group-level mandate and scale limits, further limits are set by risk managers within each business, covering particular portfolios.

Stress testing

Group-wide stress tests are an integral part of the MTP process and annual review of risk appetite. They aim to ensure that the Group’s financial position and risk profile provide sufficient resilience to withstand the impact of severe economic stress. The Group-wide stress testing process is supported by an overarching policy which outlines the overall framework with clearly defined roles and responsibilities across businesses and Central functions. The following diagram outlines the key steps in the Group-wide stress testing process, which are described below.

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The Group-wide stress testing process begins with a detailed scenario setting process, with the FRC and BFRC agreeing the range of scenarios to be tested. The scenarios are designed to be severe but plausible, and relevant to the business. A wide range of macroeconomic parameters are defined (such as GDP, unemployment, house prices, FX and interest rates) which allows the impact of the scenarios across the wide range of products and portfolios to be assessed across the Group.

Businesses prepare detailed MTP business plans which form the baseline for the stress test assessment. The stress test process is detailed and comprehensive, using bottom-up analysis across all of our businesses including both on- and off-balance sheet positions, and combines running statistical models with expert judgement. An overview of the stress testing approach by Principal Risk is provided in the table below. As part of their stress test assessment, businesses are also required to identify potential management actions that could be taken to mitigate the impact of stress and document these within their results.

There is robust governance in place with detailed review of stress testing methodology and results both within businesses (including sign-off by business CROs and CFOs) and by Central functions.

The businesses stress test results are consolidated to form a Group view which is used for tax analysis and by Treasury to assess the stress impact on the Group capital plans. For the latter, capital management actions such as reducing dividends or redeeming certain capital instruments may be considered. The Group also maintains recovery plans which take into consideration actions to facilitate recovery from severe stress or an orderly resolution. These actions are additional to those included in the Group-wide stress testing results.

The overall stress testing results of the Group are presented for review and approval by the FRC and BFRC, and are also shared with the Treasury Committee and the Board.

Summary of methodologies for Group-wide stress testing by risk type:

Principal Risk	Stress testing approach

Credit risk	¡	Credit risk impairments: For retail portfolios businesses use regression models to establish a relationship between arrears movements and key macroeconomic parameters such as interest rates and unemployment, incorporating roll-rate analysis to estimate stressed levels of arrears by portfolio. In addition, combination of house price reductions and increased customer drawdowns for revolving facilities leads to higher LGD which also contributes to increased impairment levels. For wholesale portfolios the stress shocks on credit risk drivers (PDs, LGDs and EADs) are primarily calibrated using historical and expected relationships with key macro-economic parameters such as GDP, inflation and interest rates.
	¡	The scenarios include market risk shocks that are applied to determine the market value under stress of contracts that give rise to CCR. Counterparty losses, including from changes to the Credit Valuation Adjustment and from defaults, are modelled based on the impact of these shocks as well as using stressed credit risk drivers (PDs and LGDs). The same approach is used to stress the market value of assets held as available for sale or at fair value in the banking book.
	¡	Credit risk weighted assets: The impact of the scenarios is calculated via a combination of business volumes and similar factors to impairment drivers above, as well as the regulatory calculation and the level of pro-cyclicality of underlying regulatory credit risk models.

Market risk	¡	Trading book losses: All market risk factors on the balance sheet are stressed using specific market risk shocks (and are used for the CCR analysis, above). The severity of the shocks applied are dependent on the liquidity of the market under stress, e.g. illiquid or sticky positions are assumed to have a longer holding period than positions in liquid markets.
	¡	Pension fund: The funding position of pension funds are stressed, taking into account key economic drivers impacting future obligations (e.g. long-term inflation and interest rates) and the impact of the scenarios on the value of fund assets.

Funding risk	¡	The risk of a mismatch between assets and liabilities, leading to funding difficulties, is assessed. Businesses apply scenario variables to forecasts of customer loans and advances and deposits levels, taking into account management actions to mitigate the impact of the stress which may impact business volumes. The Group funding requirement under stress is then estimated and takes into account lower availability of funds in the market.
	¡	The analysis of funding risk also contributes to the estimate of stressed income and costs:
– Stress impact on non-interest income is primarily driven by lower projected business volumes and hence lower income from fees and commissions.

–  Impact on net interest income is driven by stressed margins, which depend on the level of interest rates under stress as well as funding costs, and on stressed balance sheet volumes. This can be partly mitigated by management actions that may include repricing of variable rate products, taking into account interbank lending rates under stress.

–  The impact on costs is mainly driven by business volumes and management actions to partly offset profit reductions (due to impairment increases and decreases in income) such as headcount reductions and lower performance costs.

Operational risk, conduct risk and reputation risk	¡	These Principal Risks are generally not impacted as they are not directly linked to the economic scenario. Note that operational risk, however, is included as part of the reverse stress testing framework that incorporates assessment of idiosyncratic operational risk events.
– Management of operational risk is described on page 152
– Management of conduct risk is described on page 163
– Management of reputation risk is described on page 161

The role of stress testing as input to businesses’ plans and setting of strategy is described in more detail in the section below. The results also feed into our internal capital adequacy assessment process (ICAAP) submission to the PRA.

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Barclays’ approach to managing risks

Risk management strategy, governance and risk culture

The H2 2014 Group-wide stress testing exercise was run as part of the 2014 MTP process, The Group assessed the impact of a modelled severe global stress scenario with both a ‘low’ and ‘high’ interest rates variant. The results show that overall the Group’s profit before tax remains positive under both interest rate variants, with the Group remaining well capitalised above the required regulatory minimum level.

Regulatory stress testing

In addition to running internal Group-wide stress tests (e.g. as part of the MTP process described above), the Group also runs regulatory stress tests.

In 2014, Barclays participated in the European Banking Authority (EBA) stress test across 123 EU banks. The stress test was designed to assess the resilience of EU banks based on a common set of risks (e.g. credit and market risk, sovereign risk) under an EBA-defined adverse macroeconomic scenario. Detailed results of the EBA stress test were published in October and support the EBA’s aim for increased transparency into EU banks’ balance sheets.

Additionally in 2014, the PRA for the first time ran annual concurrent stress testing on the major UK banks, as part of the Bank of England’s new stress testing framework. This was based on the PRA ‘UK Variant’ scenario, which included a more severe stress on the UK relative to the EBA test (e.g. c. 34% cumulative fall in UK house prices in the PRA test). The Bank of England (BoE) stress test results were published in December 2014.

Overall, the results of both the EBA and BoE stress tests support the Group’s internal view that it is well placed to withstand severe economic stress.

Reverse stress testing

The Group-wide stress testing framework also includes reverse stress testing techniques which aim to identify the circumstances under which the Group’s business model would no longer be viable, leading to a significant change in business strategy. Examples include extreme macroeconomic downturn scenarios, such as a break-up of the Eurozone, or specific idiosyncratic events, covering both operational risk and capital/liquidity events.

Reverse stress testing is used to help support ongoing risk management and is fully integrated into our risk appetite framework. Reverse stress testing methodology includes identifying tail risks associated with specific low likelihood circumstances, and identifying appropriate mitigating actions. For example, the approach for managing Eurozone peripheral risks was informed by the results of the reverse stress testing assessment run in 2010.

Business and risk type specific stress tests

Stress testing techniques at portfolio and product level are also used to support risk management. For example, portfolio management in the US cards business employs stressed assumptions of loss rates to determine profitability hurdles for new accounts. In the UK mortgage business, affordability thresholds incorporate stressed estimates of interest rates. In the Investment Bank, global scenario testing is used to gauge potential losses that could arise in conditions of extreme market stress. Stress testing is also conducted on positions in particular asset classes, including interest rates, commodities, equities, credit and foreign exchange.

Risk management in the setting of strategy

The planning cycle is centred on the MTP process, performed annually. This embeds the Group’s objectives into detailed business plans which take into account the likely business and macroeconomic environment. The strategy is informed by a detailed risk assessment of the plans, which includes reviewing the firms’ risk profile and setting of risk appetite. The BFRC has overall responsibility for reviewing the Group’s risk profile and making appropriate recommendations to the Board. The Board is ultimately responsible for approving the MTP and the Group’s risk appetite.

The planning cycle is summarised in the diagram below, and shows that the detailed risk assessment of the plans is an integral part of the MTP process. In particular, the risk appetite process ensures that senior management and the Board understand the MTP’s sensitivities to key risk types, and includes a set of limits to ensure the Group stays within appetite. Additionally, stress testing informs management of the impact to the business of adverse macroeconomic scenarios and potential management actions that could be taken to mitigate the impact of stress. The role of risk management in the setting of strategy is further described below.

Plan

Businesses prepare detailed business plans as part of the MTP process. A key component of this process is the businesses’ internal risk assessment, which combines running statistical models e.g. to calculate forecast impairments over the period of the plan, and risk subject matter expert judgement. The risk teams work closely with other functions within their businesses to inform the business plans.

Businesses are required to assess each of their portfolios and all Principal Risks (as relevant to their business) when preparing their business plans, and prepare detailed documentation, providing key risk metrics such as projected LLRs by portfolio. As part of their internal risk assessment, businesses provide performance of their business plans under ‘Through-the-Cycle’ (TTC), ‘1 in 7’ and ‘1 in 25’ scenarios, which defines the proposed risk appetite reflected in their plans and feeds into the setting of risk appetite for the Group.

Additionally, businesses assess the performance of their business plans under stress, based on ‘severe, but plausible’ macroeconomic scenarios provided by risk which are set in collaboration with business economists and agreed with the BFRC at the start of the process. As part of their stress test assessment, businesses are required to identify and document management actions that would be taken to mitigate the impact of stress, such as cost reductions and increased collections activity to reduce impairments.

Within the businesses, there is detailed risk review of the business plans, involving senior risk managers, with business CROs required to sign off on the risk profile of the plans, including the risk appetite and stress testing assessments described above. The results of businesses’ internal risk assessment and corresponding detailed documentation forms the basis for discussion for the risk review process and setting of risk appetite for the Group, outlined below.

The planning cycle

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Evaluate

Following submissions by businesses of their MTP business plans, there is a detailed review process led by the central risk team. This includes a robust review and challenge of businesses plans to ensure that the financial projections are internally consistent, value creating, achievable given risk management capabilities (e.g. supported by appropriate risk infrastructure) and that they present a suitable balance between risk and reward. The risk review process is informed by the detailed documentation provided by businesses, which forms the basis for discussion. The format and content of the documentation is pre-agreed to ensure sufficient information is provided to allow a detailed and comprehensive risk review.

The risk review process includes review of the proposed risk appetite by the business to support the MTP. If the businesses plans entail too high a level of risk, management will challenge businesses’ plans. This assessment is based on a comparison of businesses own risk appetite assessment reflected in their business plans (‘bottom-up’ risk appetite) with the central risk team’s view (‘top-down’ risk appetite) based on the expected risk appetite for the Group. Businesses may be asked to update their business plans to ensure the bottom-up risk appetite is within top-down appetite.

The risk review process also includes assessment of businesses’ plans under stress. This includes detailed review of both the stressed estimates (e.g. impairments) and the methodology used to translate the economic scenario to stressed estimates. There is also a detailed review of the management actions that are included in businesses stress test results to ensure that these are appropriate and realistic in a stressed environment.

Risk review meetings are held with the CRO and each business, where the senior management of the business present their business plans and the findings from the risk reviews are discussed, including the risk appetite proposals and stress testing results. Businesses may be required to change their business plans as a result of these meetings.

Respond

Following detailed risk review of businesses plans, the central risk team will recommend to the BFRC for approval by the Board an appropriate risk appetite for the Group, taking into account businesses ‘bottom-up’ risk appetite assessment and stress testing results. The setting of risk appetite is divided into two key elements: ‘financial volatility’ and ‘mandate and scale’, defined above on pages 106 and 107. Based on the agreed risk appetite, limits are reviewed for appropriateness by the central risk team, as outlined below, and recommended to the BFRC.

Financial Volatility Allocation

The Group level loss appetite limit across principal financial risks is set by the Board as part of the annual setting of Risk Appetite. To further embed the risk appetite framework, loss appetite limits for a severe downturn scenario (1 in 25) are allocated to business level. The allocation is consistent with the annual financial volatility review and based on an agreed and repeatable monitoring measure.

Mandate and scale

Mandate and scale limits are set at Group or business level.

¡	Group limits are approved by the appropriate risk committee (e.g. Wholesale Credit Risk Management Committee) and are subject to additional escalation and governance requirements; and

¡	Business limits are approved by the relevant business risk team and reportable to the relevant risk committee.

Limits reflect the nature of the risk being managed and controlled and are measured by total financing limits, LGD, stress loss or other metrics as appropriate. There is explicit identification of the exposures that are captured by limits and any material exclusion must be agreed. Limits are reviewed at least annually. The factors taken into consideration when setting the limit will include:

¡	Group Risk Appetite;

¡	Current exposure / MTP forecasts;

¡	Risk return considerations; and,

¡	Senior risk management judgement.

Mandate and scale limits are split between three types:

¡	Caps: Hard limit, set to limit concentration to a live portfolio or risk;

¡	Run off ceilings: Set to monitor legacy positions being managed down over time; and,

¡	Triggers for discussion: Threshold set as trigger for follow up/ investigation.

Monitor

Financial volatility

The loss appetite allocation to businesses is tracked using an agreed and repeatable monitoring measure. The percentage utilisation of appetite is a risk metric that is part of the business Balanced Scorecard. Appetite utilisation monitoring is reported to the BFRC on a quarterly basis. Breaches must be approved and remedial actions mandated.

Mandate and scale

The limit excess process includes the following key points:

¡	Businesses must have adequate processes in place to monitor limit caps to avoid excesses;

¡	All excesses must be reported to the central risk team within 24 hours;

¡	Credit applications that would cause or increase an excess can only be approved once the limit cap is increased; and

¡	A remediation plan must be put in place.

A limit breach will have occurred if a limit goes into excess without being authorised by the relevant authority; or where the limit excess process is not adhered to unless the policy or terms of the limit allows for temporary excess.

Stress testing

Stress testing is also used as part of the risk monitoring framework. For example, the stress testing results inform the retail early warning indicator framework which is designed to trigger actions that would be taken to mitigate the impact of stress.

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Management of credit risk and the internal ratings-based approach

This section discusses the organisation specific to the management of credit risks, and provides details of the calculation of risk weighted assets under the Internal Ratings Based approach of the Basel framework.

¡	Pages 112 to 121 cover the aspects of the Group’s risk management framework specific to credit risk, including committees and the Group reporting structure
¡

As 73% of our regulatory capital is for credit risk, we devote pages 121 to 131 to detailing how we approach the internal ratings models, and how the framework supports risk differentiation and management.

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Credit risk management The risk of suffering financial loss should any of the Group’s customers, clients or market counterparties fail to fulfil their contractual obligations to the Group.

Overview

The granting of credit is one of the Group’s major sources of income and, as a significant risk, the Group dedicates considerable resources to its control. The credit risk that the Group faces arises mainly from wholesale and retail loans and advances together with the counterparty credit risk arising from derivative contracts entered into with clients. This is demonstrated by the impairment charge analysis chart. Other sources of credit risk arise from trading activities, including: debt securities, settlement balances with market counterparties, available for sale assets and reverse repurchase loans.

Credit risk management objectives are to:

¡	Maintain a framework of controls to ensure credit risk-taking is based on sound credit risk management principles;

¡	Identify, assess and measure credit risk clearly and accurately across the Group and within each separate business, from the level of individual facilities up to the total portfolio;

¡	Control and plan credit risk-taking in line with external stakeholder expectations and avoiding undesirable concentrations;

¡	Monitor credit risk and adherence to agreed controls; and

¡	Ensure that risk-reward objectives are met.

Total credit impairment charge and other provisions – Dec 14 (£2,168m)

2014
1 Wholesale Loans & advances 2 AFS and Reserve Repos 3 Retail Loans & Advances	£312m £36m release £1,892m*

*Includes charges against contingent liabilities and guarantees

Organisation and structure

Wholesale and retail portfolios are managed separately to reflect the differing nature of the assets; wholesale balances tend to be larger and are managed on an individual basis while retail balances are larger in number but smaller in value and are, therefore, managed on a homogenous portfolio basis.

Responsibilities of credit risk management has been structured so that decisions are taken as close as possible to the business, while ensuring robust review and challenge of performance, risk infrastructure and strategic plans. The credit risk management teams in each business are accountable to the relevant business Chief Risk Officer who, in turn, reports to the CRO.

Roles and responsibilities

The responsibilities of the credit risk management teams in the businesses, the sanctioning team and other shared services include: sanctioning new credit agreements (principally wholesale); setting the policies for approval of transactions (principally retail); monitoring risk against limits and other parameters; maintaining robust processes, data gathering, quality, storage and reporting methods for effective credit risk management; for wholesale portfolios performing effective turnaround and workout scenarios via dedicated restructuring and recoveries teams; for retail portfolios maintaining robust collections and recovery processes/units; and review and validation of credit risk measurement models.

For wholesale portfolios, credit risk approval is undertaken by experienced credit risk professionals operating within a clearly defined delegated authority framework, with only the most senior credit officers entrusted with the higher levels of delegated authority. The largest credit exposures are approved at the Credit Committee which is managed by the central risk function. In the wholesale portfolios, credit risk managers are organised in sanctioning teams by geography, industry and/or product.

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Management of credit risk and the internal ratings-based approach

The role of the Central Risk function is to provide Group-wide direction, oversight and challenge of credit risk-taking. Central risk sets the Credit Risk Control Framework, which provides a structure within which credit risk is managed together with supporting credit risk policies.

Reporting

The Group dedicates considerable resources to gaining a clear and accurate understanding of credit risk across the business and ensuring that its balance sheet correctly reflects the value of the assets in accordance with applicable accounting principles. This process can be summarised in five broad stages:

¡	Measuring exposures and concentrations;

¡	Monitoring performance and asset quality;

¡	Monitoring for weaknesses in portfolios;

¡	Raising allowances for impairment and other credit provisions; and

¡	Returning assets to a performing status or writing off assets when the whole or part of a debt is considered irrecoverable.

Measuring exposures and concentrations

Loans and advances to customers provide the principal source of credit risk to the Group although it can also be exposed to other forms of credit risk through, for example, loans and advances to banks, loan commitments and debt securities. Risk management policies and processes are designed to identify and analyse risk, to set appropriate risk appetite, limits and controls, and to monitor the risks and adherence to limits by means of reliable and timely data.

One area of particular review is concentration risk. A concentration of credit risk exists when a number of counterparties or customers are engaged in similar activities or geographies, and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic and other conditions. As a result, the Group constantly reviews its concentration in a number of areas including, for example, geography, maturity and industry.

Mandate and scale limits are used to maintain concentrations at appropriate levels, which are aligned with the businesses’ stated Risk Appetite. Limits are typically based on the nature of the lending and the amount of the portfolio meeting certain standards of underwriting criteria. Diversification, to reduce concentration risk, is achieved through setting maximum exposure guidelines to individual counterparties. Excesses are reported to the BFRC.

Monitoring performance and asset quality

Trends in the quality of the Group’s loan portfolio are monitored in a number of ways including by way of:

Loan loss rate

The loan loss rate (LLR) provides a way of consistently monitoring trends in loan portfolio quality at the Group, business and product levels. The LLR represents the annualised impairment charges on loans and advances to customers and banks and other credit provisions as a percentage of the total, period-end loans and advances to customers and banks, gross of impairment allowances. Details of the LLR for the current period may be found in the Credit Risk Performance section in the 2014 Annual Report.

Loan loss rate (bps) – Longer term trends

a	Restated to reflect the impact of IFRS10, which results in some former Exit Quadrant exposures being recorded at fair value from 2012 onwards.

From a full year peak of 156bps at 31 December 2009, the LLR has been on an improving trend. By the end of 2011, the LLR of 77bps had returned to pre-crisis levels and was lower than the long-term average. The LLR has continued to fall during 2012 to 2014 and now stands at 46bps.

Coverage ratios

The impairment allowance is the aggregate of the identified and unidentified impairment balances. Impairment allowance coverage, or the coverage ratio, is reported at two levels:

¡	Credit risk loans (CRLs) coverage ratio, calculated as impairment allowances as a percentage of CRL balances; and

¡	Potential credit risk loans coverage ratio (impairment allowances as a percentage of total CRL and Potential Problem Loan balances).

See identifying potential credit risk loans on page 116 for more information for the criteria for these categories.

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CRL coverage

Note

Some non-core exposures are not reported as CRLs following the introduction of IFRS10, which accounts for these balances at fair value.

Appropriate coverage ratios will vary according to the type of product but can be broadly shown to have typical severity rates based upon historic analysis:

¡	Secured retail home loans: 5%-25%

¡	Credit cards, unsecured and other personal lending products: 65%-80%

¡	Corporate facilities: 30%-50%.

CRL coverage ratios would therefore be expected to be at or around these levels over a defined period of time.

In principle, a number of factors may affect the Group’s coverage ratios, including:

The mix of products within total CRL balances: coverage ratios will tend to be lower when there is a high proportion of secured retail and corporate balances within total CRLs. This is due to the fact that the recovery outlook on these types of exposures is typically higher than retail unsecured products, with the result that they will have lower impairment requirements;

The stage in the economic cycle: coverage ratios will tend to be lower in the earlier stages of deterioration in credit conditions. At this stage, retail delinquent balances will be predominantly in the early delinquency cycles and corporate names will have only recently moved to CRL categories. As such balances attract a lower impairment requirement, the CRL coverage ratio will be lower;

The balance of PPLs to CRLs: the impairment requirements for PPLs are lower than for CRLs, so the greater the proportion of PPLs, the lower the PCRL coverage ratio; and

Write-off policies: the speed with which defaulted assets are written off will affect coverage ratios. The more quickly assets are written off, the lower the ratios will be, since stock with 100% coverage will tend to roll out of PCRL categories more quickly.

Details of the coverage ratios for the current period are shown in the above chart and may be found in the analysis of loans and advances and impairment section in the 2014 Annual Report.

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Management of credit risk and the internal ratings-based approach

Monitoring weaknesses in portfolios

While the basic principles for monitoring weaknesses in wholesale and retail exposures are broadly similar, they reflect the differing nature of the assets. As a matter of policy, all facilities granted to corporate or wholesale counterparties are subject to a review on, at least, an annual basis, even when they are performing satisfactorily.

Wholesale portfoliosa

Within the wholesale portfolios, the Basel definitions of default are used as default indicators which have been aligned to the IAS 39 objective evidence of impairment. A default is triggered if individual identified impairment is recognised. Group definitions of default used are:

¡	Bank puts the credit obligation on a non-accrued status;

¡	Bank makes a charge-off or account specific identified impairment resulting from a significant perceived decline in credit quality;

¡	Bank sells the credit obligation at a material credit-related economic loss;

¡	Bank consents to a distressed restructuring of the credit obligation where this is likely to result in a diminished financial obligation caused by the material forgiveness or postponement of principal, interest or fees;

¡	Bank triggers a petition for obligor’s bankruptcy or similar order;

¡	Bank becomes aware of the obligor having sought or having been placed in bankruptcy or similar protection where this would avoid or delay repayment of the credit obligation to the banking group;

¡	Bank becomes aware of an acceleration of an obligation by a firm;

¡	Where the obligor is a bank – revocation of authorisation;

¡	Where the obligor is a sovereign – trigger of default definition of an approved External Credit Assessment Institution (ECAI) such as a rating agency; and

¡	Obligor past due more than 90 days on any material credit obligation to the Group.

Note

a	Includes certain Business Banking facilities which are recorded as Retail for management purposes

Wholesale accounts that are deemed to contain heightened levels of risk are recorded on graded early warning lists (EWL) or watchlists (WL) comprising three categories graded in line with the perceived severity of the risk attached to the lending, and its probability of default. Examples of heightened levels of risk may include, for example:

¡	A material reduction in profits;

¡	A material reduction in the value of collateral held;

¡	A decline in net tangible assets in circumstances which are not satisfactorily explained; or

¡	Periodic waiver requests or changes to the terms of the credit agreement over an extended period of time.

These lists are updated monthly and circulated to the relevant risk control points. Once an account has been placed on WL or EWL, the exposure is monitored and, where appropriate, exposure reductions are effected. Should an account become impaired, it will normally, but not necessarily, have passed through each of the three categories, which reflect the need for increasing caution and control. While all counterparties, regardless of financial health, are subject to a full review of all facilities on at least an annual basis, more frequent interim reviews may be undertaken should circumstances dictate. Specialist recovery functions deal with counterparties in higher levels of EWL or WL, default, collection or insolvency. Their mandate is to maximise shareholder value, ideally via working intensively with the counterparty to help them to either return to financial health or, in the cases of insolvency, obtain the orderly and timely recovery of impaired debts. Where a counterparty’s financial health gives grounds for concern, it is immediately placed into the appropriate category.

Retail portfolios

Within the retail portfolios, which tend to comprise homogeneous assets, statistical techniques more readily allow potential credit weaknesses to be monitored on a portfolio basis. The approach is consistent with the Group’s policy of raising a collective impairment allowance as soon as objective evidence of impairment is identified. Retail accounts can be classified according to specified categories of arrears status (or cycle), which reflects the level of contractual payments which are overdue. An outstanding balance is deemed to be delinquent when it is one day or one penny down and goes into default when it moves into recovery, normally 180 days. Impairment is considered at all stages of the customer’s outstanding obligations.

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The probability of default increases with the number of contractual payments missed, thus raising the associated impairment requirement.

Once a loan has passed through a prescribed number of cycles (normally six), it will charge-off and enter recovery status. Charge-off refers to the point in time when collections activity changes from the collection of arrears to the recovery of the full balance. In most cases, charge-off will result in the account moving to a legal recovery function or debt sale. This will typically occur after an account has been treated by a collections function. However, in certain cases, an account may be charged off directly from a performing status, such as in the case of insolvency or death.

The timings of the charge-off points are established based on the type of loan. For the majority of products, the standard period for charging off accounts is six cycles (180 days past due date of contractual obligation). Early charge-off points are prescribed for unsecured assets. For example, in case of customer bankruptcy or insolvency, associated accounts are charged off within 60 days of notification.

Identifying potential credit risk loans

The Group reports potentially and actually impaired loans as PCRLs. PCRLs comprise two categories of loans: PPLs and CRLs.

PPLs are loans that are currently complying with repayment terms but where serious doubt exists as to the ability of the borrower to continue to comply with such terms in the near future. If the credit quality of a wholesale loan on an EWL or WL deteriorates to the highest category, or a retail loan deteriorates to delinquency cycle 2, consideration is given to including it within the PPL category.

Should further evidence of deterioration be observed, a loan may move to the CRL category. Events that would trigger the transfer of a loan from the PPL to the CRL category include a missed payment or a breach of covenant. CRLs comprise three classes of loans:

Impaired loans: comprise loans where an individually identified impairment allowance has been raised and also include loans which are fully collateralised or where indebtedness has already been written down to the expected realisable value. This category includes all retail loans that have been charged off to legal recovery. The category may include loans, which, while impaired, are still performing;

Accruing past due 90 days or more: comprises loans that are 90 days or more past due with respect to principal or interest. An impairment allowance will be raised against these loans if the expected cash flows discounted at the effective interest rate are less than the carrying value; and

Impaired and restructured loans: comprises loans not included above where, for economic or legal reasons related to the debtor’s financial difficulties, a concession has been granted to the debtor that would not otherwise be considered. Where the concession results in the expected cash flows discounted at the effective interest rate being less than the loan’s carrying value, an impairment allowance will be raised. See Forbearance and other concession programmes below for more detail.

Allowances for impairment and other credit provisions

The Group establishes, through charges against profit, impairment allowances and other credit provisions for the incurred loss inherent in the lending book. Under IFRS, impairment allowances are recognised where there is objective evidence of impairment as a result of one or more loss events that have occurred after initial recognition, and where these events have had an impact on the estimated future cash flows of the financial asset or portfolio of financial assets. Impairment of loans and receivables is measured as the difference between the carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. If the carrying amount is less than the discounted cash flows, then no further allowance is necessary.

As one of the controls to ensure that adequate impairment allowances are held, movements in impairment to individual names with a total impairment allowance of £25m or more are presented to the Group’s most senior Credit Committee for agreement, and of £10m-£25m to the Credit Committee Chair for his agreement.

Individually assessed impairment

Impairment allowances are measured individually for assets that are individually significant, and collectively where a portfolio comprises homogenous assets and where appropriate statistical techniques are available. In terms of individual assessment, the principal trigger point for impairment is the missing of a contractual payment which is evidence that an account is exhibiting serious financial problems, and where any further deterioration is likely to lead to failure. Details of other trigger points can be found above. Two key inputs to the cash flow calculation are the valuation of all security and collateral, as well as the timing of all asset realisations, after allowing for all attendant costs. This method applies mainly in the wholesale portfolios.

Collectively assessed impairment

For collective assessment, the principal trigger point for impairment is the missing of a contractual payment, which is the policy consistently adopted across all credit cards, unsecured loans, mortgages and most other retail lending. The calculation methodology relies on the historical experience of pools of similar assets; hence the impairment allowance is collective. The impairment calculation is typically based on a roll-rate approach, where the percentage of assets that move from the initial delinquency to default is derived from statistical probabilities based on historical experience. Recovery amounts are calculated using a weighted average for the relevant portfolio. This method applies mainly to the retail portfolios and is consistent with Group policy of raising an allowance as soon as impairment is identified. Unidentified impairment is also included in collective impairment.

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Impairment for losses incurred but not specifically indentified

Unidentified impairment allowances are also raised to cover losses which are judged to be incurred but not yet specifically identified in customer exposures at the balance sheet date, and which, therefore, have not been specifically reported. The incurred but not yet reported calculation is based on the asset’s probability of moving from the performing portfolio to being specifically identified as impaired within the given emergence period and then on to default within a specified period, termed as the outcome period. This is calculated on the present value of estimated future cash flows discounted at the financial asset’s effective interest rate. The emergence and outcome periods vary across products.

Wholesale portfolios

Impairment in the wholesale portfolios is generally calculated by valuing each impaired asset on a case by case basis, i.e. on an individual assessment basis. A relatively small amount of wholesale impairment relates to unidentified or collective impairment; in such cases, impairment is calculated using modelled Probability of Default (PD) x Loss Given Default (LGD) x Exposure at Default (EAD) adjusted for an emergence period.

Retail portfolios

For retail portfolios, the impairment allowance is mainly assessed on a collective basis and is based on the drawn balances adjusted to take into account the likelihood of the customer defaulting at a particular point in time (PDpit) and the amount estimated as not recoverable (LGD). The basic calculation is:

Impairment allowance = Total outstandings x PDpit x LGD

The PDpit increases with the number of contractual payments missed thus raising the associated impairment requirement.

In retail, the current policy also incorporates a high risk segment which is included in the unidentified impairment calculation. High risk segments are those which can be demonstrated to experience higher levels of loss when compared to the performing segment. This segmentation allows for earlier identification of potential loss in a portfolio. Unidentified impairment is also referred to as collective impairment. This is to reflect the impairment that is collectively held against a pool of assets where a loss event has occurred, but has not yet been captured.

Sensitivity of the impairment to key assumptions

Wholesale portfolios

Impairment in the wholesale portfolios is generally calculated by valuing each impaired asset on a case by case basis, and is not therefore primarily model-driven. As such, the key assumptions that would have the most impact on impairment provisions in the wholesale portfolios are the valuations placed upon security and collateral held and the timing of asset realisations.

When calculating impairment, estimated future cash flows are discounted at the financial asset’s original effective interest rate. At present, in wholesale portfolios, the impact of discounting is relatively small in itself but would rise with reference rates. In addition, to the extent that a rise in interest rates impacted upon economic growth and/or serviceability of wholesale clients and customers, this would be expected to feed through in future impairment numbers.

In 2014, key judgements were made on a number of identified cases within Investment Bank, Corporate Banking and Wealth and Investment Management.

Retail portfolios

For retail portfolios, impairment is calculated, predominantly using models. The models are developed using historical data and include explicit and implicit assumptions such as debt sale estimates, house price valuations and the distribution of accounts. Model monitoring and validation are undertaken regularly, at least annually, to ensure that models are fit for purpose. Further to this, the Group accounts for the impact of changes in the economic environment and lags resulting from the design of the models to ensure overall impairment adequacy. See Management adjustments to Models for Impairment in the 2014

Annual Report for more information on key management judgements in 2014. See Stress testing (page 107) for further information.

Emergence and Outcome Periods

To develop models to calculate the allowance for impairment it is first necessary to estimate the time horizons of these models. These time horizons are called the emergence and outcome periods. Emergence period is the time period between the loss event and the date that impairment is identified, i.e. move from the performing to the impaired segment. Outcome period is the time it takes for a retail account to move from the impaired segment to the default segment.

This methodology ensures that the Group captures the loss incurred at the correct balance sheet date. These impairment allowances are reviewed and adjusted at least quarterly by an appropriate charge or release of the stock of impairment allowances based on statistical analysis and management judgement. Where appropriate, the accuracy of this analysis is periodically assessed against actual losses.

Wholesale portfolios

For wholesale portfolios in Corporate Banking and the Investment Bank, the emergence period is portfolio specific and is based on the anticipated length of time from the occurrence of a loss event to identified impairment being incurred. The emergence period in Corporate Banking is derived from actual case file review. This has also been benchmarked against the time taken to move between risk grades in internal watch lists, from EWL1 or 2 into EWL3 which is the level of risk that will attract a collective impairment allowance. Both methodologies produce similar results for the emergence period, which is currently six months; this was increased from three months during the year based on case file reviews, data and influenced by benign economy and low interest rate conditions. The average life of the Investment Bank portfolio is estimated to be 18 months, during which time the Investment Bank is exposed to losses on the portfolio. However, it is expected that incurred losses would become apparent within six months, therefore the Investment Bank use a six-month emergence period.

Retail portfolios

For retail portfolios, minimum emergence periods and outcome periods are defined at a product level. Emergence and outcome periods at 31 December 2014 for the main retail products are as shown in the table below:

Emergence and outcome periods

Product type	Emergence period (months)	Outcome period (months)

Mortgages	6	12
Credit cards	3	6
Personal loans, overdrafts and other secured loans	3	6
Business banking arrears managed commercial mortgages	6	12
Business banking arrears managed non-commercial mortgages	3	6
Business banking EWL managed	6	12
Mortgages under forbearance	n/a	24
All unsecured products under forbearance	n/a	12
Business banking EWL managed under forbearance	n/a	24

Outcome periods are tested periodically (at least annually) against the actual time elapsing from the initial indication of potential default to the default event. When necessary, the outcome period is adjusted to reflect our most up-to-date experience of customer behaviour.

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Returning assets to a performing status

Wholesale portfolios

In wholesale portfolios, an account may only be returned to a performing status when it ceases to have any actual or perceived financial stress and no longer meets any of the EWL/WL criteria, or once facilities have been fully repaid or cancelled. Unless a facility is fully repaid or cancelled, the decision in Corporate Banking to return an account to performing status may only be taken by the credit risk team, while within the Investment Bank, the decision can only be taken by the Investment Bank WatchList Committee.

Retail portfolios

A retail asset, pre-point of charge-off may only be returned to a performing status in the following circumstances:

¡	All arrears (both capital and interest) have been cleared and payments have returned to original contractual payments;

¡	For revolving products, a re-age event (see page 167 of the 2014 Annual Report) has occurred, when the customer is returned to an up-to-date status without having cleared the requisite level of arrears;

¡	For amortising products excluding residential mortgages, a small arrears capitalisation event has occurred, where the customer is returned to an up-to-date status without having cleared the requisite level of arrears; and

¡	For amortising products, which are performing on a programme of forbearance and meet the following criteria may be returned to the performing book classified as high risk[a]:

–	No interest rate concessions must have been granted;

–	Restructure must remain within original product parameters (original term + extension); and

–	Twelve consecutive payments at the revised contractual payment amount must have been received post the restructure event.

For residential mortgages, accounts may also be considered for rehabilitation post charge-off, where customer circumstances have changed. The customer must clear all unpaid capital and interest, and confirm their ability to meet full payments going forward.

Recovery units

Recovery units are responsible for exposures where deterioration of the counterparty/customer credit profile is severe to the extent that timely or full recovery of exposure is considered unlikely and default has occurred or is likely in the short term. Recovery teams set and implement strategies to recover the Group’s exposure through realisation of assets and collateral in co-operation with counterparties/ customers and where this is not possible through insolvency and legal procedures.

In Wholesale for a case to be transferred to a recovery unit it must be in default and have ceased to actively trade or be in insolvency. In Retail, the timings of the charge-off points to recovery units are established based on the type of loan. For the majority of products, the standard period for charging off accounts is six missed contractual payments (180 days past due date of contractual obligation) unless a Forbearance programme is agreed. Early charge-off points are prescribed for unsecured assets. For example, in case of customer bankruptcy or insolvency, associated accounts are charged off within 60 days of notification. See recovery information included in Analysis of Specific Portfolio and Asset Types section in 2014 Annual Report.

Foreclosures in process and properties in possession

Foreclosure is the process where the bank initiates legal action against a customer with the intention of terminating the loan agreement whereby the bank may repossess the property subject to local law and recover amounts it is owned. This process can be initiated by the bank independent of the impairment treatment and it is therefore possible that the foreclosure process may be initiated while the account is still in collections (delinquent) or in recoveries (post charge-off) where the customer has not agreed a satisfactory repayment schedule with the bank.

Properties in possession include properties held as ‘loans and advances to customers’ and properties held as ‘other real estate owned’.

Held as ‘loans and advances to customers’ (UK and Italy) refers to the properties where the customer continues to retain legal title but where the bank has enforced the possession order as part of the foreclosure process to allow for the disposal of the asset, or the court has ordered the auction of the property.

Held as ‘other real estate owned’ (South Africa, Spain and Portugal) refers to properties where the bank has taken legal ownership of the title as a result of purchase at an auction or similar and treated as ‘other real estate owned’ within other assets on the bank’s balance sheet.

Writing off assets

Write-off refers to the point where it is determined that the asset is irrecoverable, it is no longer considered economically viable to try and recover the asset, it is deemed immaterial, or full and final settlement is reached and a shortfall remains. In the event of write-off, the customer balance is removed from the balance sheet and the impairment reserve held against the asset is released.

The timing and extent of write-offs may involve some element of subjective judgement. Nevertheless, a write-off will often be prompted by a specific event, such as the inception of insolvency proceedings or other formal recovery action, which makes it possible to establish that some or the entire advance is beyond realistic prospect of recovery. In any event, the position of impaired loans is reviewed at least quarterly to ensure that irrecoverable advances are being written off in a prompt and orderly manner and in compliance with any local regulations.

For retail portfolios the timings of the write-off points are established based on the type of loan. For unsecured, assets in the recoveries book will be written-off if the required qualifying repayments are not made within a rolling twelve-month period. For secured loans, the shortfall after the receipt of the proceeds from the disposal of the collateral is written off within three months of that date if no repayment schedule has been agreed with the borrower. Such assets are only written off once all the necessary procedures have been completed and the amount of the loss has been determined.

Subsequent recoveries of amounts previously written off are written back and hence decrease the amount of the reported loan impairment charge in the income statement. In 2014, total write-offs of impaired financial assets decreased 9% to £3,037m (2013: £3,343m).

Total write offs of impaired financial assets (£m)

Note

a	The identification and subsequent treatment of up-to-date customers who, either through an event or observed behaviour exhibit potential financial difficulty. High Risk includes customers who have suffered recent financial dislocation, i.e. prior forbearance or re-age.

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Forbearance and other concession programmes

Forbearance programmes

Forbearance takes place when a concession is made on the contractual terms of a facility in response to an obligor’s financial difficulties. The Group offers forbearance programmes to assist customers and clients in financial difficulty through agreements that may include accepting less than contractual amounts due where financial distress would otherwise prevent satisfactory repayment within the original terms and conditions of the contract. These agreements may be initiated by the customer, the bank or a third party.

Forbearance programmes for wholesale portfolios

Wholesale client relationships are individually managed with lending decisions made with reference to specific circumstances and on bespoke terms.

Forbearance occurs when, for reasons relating to the actual or perceived financial difficulty of an obligor, a concession is granted below the Group’s current standard rates (i.e. lending criteria below the Group’s current lending terms), that would not otherwise be considered. This includes all troubled debt restructures granted below our standard rates.

Forbearance would typically be evident where the concession(s) agreed impact the ability to repay debt or avoid recognising a default with a lack of appropriate commercial balance and risk mitigation/structural enhancement of benefit to the Group in return for concession(s).

The following list is not exhaustive but provides some examples of instances that would typically be considered to be evidence of forbearance:

¡	A reduction of current contractual interest rate for the sole purpose of maintaining performing debt status with no other improvement to terms of benefit to the Group;

¡	Non-enforcement of a material covenant breach impacting the counterparty’s ability to repay;

¡	Converting a fully or partially amortising facility to bullet repayment at maturity with no other improvement to terms of benefit to the Group for the sole purpose of avoiding a payment default due to customer’s inability to meet amortisation;

¡	Extension in maturity date for a project finance facility that gives an effective contractual term longer than the underlying project contract being financed; and,

¡	Any release of a material security interest without receiving appropriate value by way of repayment/ alternate security offered or other improvement in terms available to the Group commensurate with the value of the security released.

Where a concession is granted that is not a result of financial difficulty and/or is within our current market terms, the concession would not amount to forbearance. For example, a commercially balanced restructure within the Group’s current terms which involves the granting concessions and receiving risk mitigation/structural enhancement of benefit to the Group would not be indicative of forbearance.

The following list (not exhaustive) gives some examples of instances that would not typically be considered to be forbearance:

¡	Temporary/permanent waivers/resets of covenants agreed in line with our current terms;

¡	Amending contractual maturity to meet current lending terms that results in a previously amortising facility having a bullet repayment as a consequence of shorter maturity date;

¡	Equity/warrants taken to increase return to the Group without compromising contractual interest;

¡	Extension of maturity date where the extension is within the normally granted terms for the type of facility in question; and

¡	Release of a material security interest where commensurate value is received by way of repayment/ other security offered.

Cases where a technical default may have occurred, the Group has decided to reserve its position but does not consider the default to be sufficient to impact the counterparty’s ability to pay, would not typically be considered forbearance (as the counterparty would continue to meet its payment obligations under existing terms).

The Problem Credits Policy requires that a permanent record is retained of all individual cases of forbearance, and upon granting forbearance the counterparty is placed on EWL or WL. The counterparty then remains on EWL or WL and is flagged as being in forbearance for a minimum of 12 months from the date forbearance is applied. Counterparties may be removed from EWL or WL status in less than 12 months in exceptional circumstances, e.g. full repayment of facilities or significant restructuring. Counterparties placed on EWL or WL status are subject to increased levels of credit risk oversight.

Counterparties who have been granted forbearance are classified as a Basel ‘unlikeliness’ to pay default for capital purposes with PD of 1 throughout the period that they remain classified as being in forbearance. This is on the basis that without intervention by the Group the counterparties are unlikely to meet their obligations in full which would lead to default.

Impairment is assessed on an individual basis and recognised where relevant impairment triggers have been reached including where counterparties are in arrears and require renegotiation of terms. Forbearance is considered to be an indicator that impairment may be present and an impairment test is performed for all cases placed in forbearance.

Given that these loans have already been assessed for impairment at the point of being classified as being in forbearance, the Group does not have additional procedures to evaluate the likelihood that these loans would default within the loss emergence and confirmation periods.

A control framework exists along with regular sampling to ensure policies for watchlist and impairment are enforced as defined and to ensure that all assets have suitable levels of impairment applied. Portfolios are subject to independent assessment.

Aggregate data for wholesale forbearance cases is reviewed by the Wholesale Credit Risk Management Committee.

Forbearance programmes for retail portfolios

Retail forbearance is available to customers experiencing financial difficulties. Forbearance solutions take a number of forms depending on individual customer circumstances. Short-term solutions focus on temporary reductions to contractual payments and may change from capital and interest payments to interest only. For loan customers with longer-term financial difficulties, term extensions may be offered, which may include interest rate concessions, for credit card customers with longer-term financial difficulties, term extensions may be offered, which may include interest rate concessions and a switch to fully amortising balances.

When an account is placed into a programme of forbearance, the asset will be classified as such for the remainder of its term, unless after 12 months it qualifies for reclassification, upon which it will be returned to the up-to-date book and classified as high risk for a further 12 month period. When the Group agrees to a forbearance programme with a customer, the impairment allowance recognises the impact on cash flows of the agreement to receive less than the original contractual payments. The Retail Impairment Policy prescribes the methodology for impairment of forbearance assets, which is measured by comparing the debt outstanding to the revised expected repayment. This results in higher impairment, in general, than for fully performing assets, reflecting the additional credit risk attached to loans subject to forbearance.

During 2014, Barclays continued to assist customers in financial difficulty through the use of forbearance programmes. However, the extent of forbearance offered by the Group to customers and clients remains small in comparison to the overall size of the loan book.

The level of forbearance extended to customers in other retail portfolios is not material and, typically, does not currently play a

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significant part in the way customer relationships are managed. However, additional portfolios will be added to this disclosure should the forbearance in respect of such portfolios become material.

A retail loan is not considered to be renegotiated where the amendment is at the request of the customer, there is no evidence of actual or imminent financial difficulty and the amendment meets with all underwriting criteria. In this case it would be treated as a new loan. In the normal course of business, customers who are not in financial difficulties frequently apply for new loan terms, for example to take advantage of a lower interest rate or to secure a further advance on a mortgage product. Where these applications meet our underwriting criteria and the loan is made at market interest rates, the loan is not classified as being in forbearance. Only in circumstances where a customer has requested a term extension, interest rate reduction or further advance and there is evidence of financial difficulty is the loan classified as forbearance and included in our disclosures on forbearance.

Please see the Credit risk performance section of the 2014 Annual Report for details of principal wholesale and retail assets currently in forbearance.

Impairment of loans under forbearance

Loans under forbearance programmes are subject to Group policy. In both retail and wholesale portfolios, identified impairment is raised for such accounts, recognising the agreement between the Group and customer to pay less than the original contractual payment and is measured using a future discounted cash flow approach comparing the debt outstanding to the expected repayment on the debt. This results in higher impairment, in general, being held for loans under forbearance than for fully performing assets, reflecting the additional credit risk attached to loans subject to forbearance.

Sustainability of loans under forbearance

The Group monitors the sustainability of loans for which forbearance has been granted.

Wholesale portfolios

In the wholesale portfolios, counterparties that have been granted forbearance are placed on EWL or WL and therefore subject to increased levels of credit risk oversight. Counterparties then remain on EWL or WL and are classified as being in forbearance with a PD of 1 for capital purposes for a minimum of 12 months from the date forbearance is applied until satisfactory performance is evidenced. Forbearance status and the related default treatment for capital can be removed after 12 months from being applied if any of the following criteria is met:

¡	The counterparty no longer benefits from a concession below our current market rates or reverts back to their original lending terms (prior to the concession being applied);

¡	The counterparty ceases to have any actual or perceived financial stress; and

¡	A significant restructure takes place which leads to a significant improvement in the credit profile of the counterparty.

Counterparties may only be removed from being classified as being in forbearance with a PD of 1 for capital purposes in less than 12 months in exceptional circumstances, e.g. full repayment of facilities or significant restructuring that materially improves credit quality. Counterparties continuing to benefit from a concession below current market can be removed from EWL or WL and no longer be classified as in forbearance provided they do not meet any of the EWL or WL criteria and can evidence consistent satisfactory performance throughout the minimum twelve-month period.

Retail portfolios

In retail portfolios, the type of forbearance programme offered should be appropriate to the nature and the expected duration of the customer’s financial distress. It is imperative that the solution agreed is both appropriate to that customer and sustainable, with a clear demonstration from the customer of both willingness and ability to repay. Before any permanent programme of forbearance is granted, an affordability assessment is undertaken to ensure suitability of the offer. When customers exit forbearance, the accounts are ring-fenced as a high risk segment within the up-to-date book for a period of at least twelve months.

For disclosure on the Group’s accounting policy with respect to impairment, see pages 116 to 118 in this document and Note 7 of the 2014 Annual Report.

Other programmes

Retail re-aging activity

Re-aging refers to the placing of an account into an up-to-date position without the requisite repayment of arrears. The re-age policy applies to revolving products only. No reduction is made to the minimum due payment amounts which are calculated, as a percentage of balance, with any unpaid principal included in the calculation of the following month’s minimum due payment.

The changes in timing of cash flows following re-aging do not result in any additional cost to the Group. The following are the conditions required to be met before a re-age may occur:

¡	The account must not have been previously charged off or written off;

¡	The borrower cannot be bankrupt, subject to an Individual Voluntary Arrangement (a UK contractual arrangement with creditors for individuals wishing to avoid bankruptcy), a fraud or deceased;

¡	The borrower must show a renewed willingness and ability to repay the debt. This will be achieved by the borrower making at least three consecutive contractual monthly payments or the equivalent cumulative amount. Contractual monthly payment is defined as the contractual minimum due. Funds may not be advanced for any part of this;

¡	The account must have been on book at least nine months (i.e. nine months prior to the three-month qualification period); and

¡	No account should be re-aged more than once within any twelvemonth period, or more than twice in a five year period.

Assets are considered to belong to a separate high risk pool. Under high risk, the performance of the assets is a risk characteristic and results in a higher probability of default being assigned to them in impairment models which meet the requirement of IAS 39, AG87-88. This results in an appropriately higher impairment allowance being recognised on the assets. See 2014 Annual Report for more information.

Retail small arrears capitalisation

Small arrears capitalisation is available for amortising products with the exception of residential mortgages. This refers to the capitalisation of small levels of arrears (up to 90 days past due), together with either a corresponding term extension or increase to contractual monthly payment without the requirement to classify the accounts as forbearance. Contractual monthly payments must not be reduced. The small arrears capitalisation activity is also subject to the conditions outlined above under Retail re-aging activity, being met. Any capitalisation event exceeding this must be executed under the direction of the Forbearance Policy.

Refinancing risk

This is the risk that the borrower or group of correlated borrowers may be unable to repay bullet-repayment loans at expiry, and will therefore need refinancing.

From a large corporates perspective, refinancing risk will typically be associated with loans that have an element of bullet repayment incorporated into the repayment profile. Refinancing risk is taken into account on a case by case basis as part of the credit review and approval process for each individual loan. The review will consider factors such as the strength of the business model and sustainability of the cash flows; and for bridge loans, the certainty of the sources of repayment and any associated market risk.

Commercial real estate loans will frequently incorporate a bullet repayment element at maturity. Where this is the case, deals are sized and structured to enable the Group to term out the loan if the client were unable to refinance the loan at expiry. Credit review will

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incorporate an examination of various factors that are central to this consideration, such as tenant quality, tenancy agreements (including break clauses), property quality and interest rate sensitivity.

Loans to small and medium enterprises (SMEs) will typically be either revolving credit lines to cover working capital needs or amortising exposures, with periodic refinancing to give the opportunity to review structure, pricing, etc.

Please refer to the maturity analysis for UK CRE and customers with interest-only home loans in the credit risk performance section in the 2014 Annual Report for more information.

Internal ratings based (IRB) approach

This approach relies on internal models to derive risk weights. The IRB approach is divided into two alternative applications, Advanced and Foundation:

¡	Advanced IRB (AIRB): Barclays uses its own estimates of probability of default (PD), loss given default (LGD) and credit conversion factor to model a given risk exposure; and

¡	Foundation IRB: Barclays applies its own PD as for Advanced, but it uses standard parameters for the LGD and the credit conversion factor. The Foundation IRB approach is specifically designed for wholesale credit exposures. Hence retail, equity, securitisation positions and non-credit obligations asset exposures are treated under Standardised or AIRB.

The IRB calculation for credit risk

The principal objective of credit risk measurement is to produce the most accurate possible quantitative assessment of the credit risk to which the Group is exposed, from the level of individual facilities up to the total portfolio. Integral to this is the calculation of internal ratings, which are used in many aspects of credit risk management and in the calculation of regulatory and economic capital. The key building blocks of this process are:

¡	Probability of default (PD);

¡	Exposure at default (EAD); and

¡	Loss given default (LGD).

See table 3 on page 12 for a summary of the coverage of the IRB approach.

The building blocks of Expected Loss, Pillar 1 Regulatory Capital requirements and RWAs

Each customer or facility is allocated an estimated PD, LGD and EAD, which is used in the credit rating system for a particular customer within each asset class:

To calculate the PD, the Group assesses the credit quality of borrowers and other counterparties and assigns them an internal risk rating using appropriate models. The Group recognises the need for two different expressions of PD depending on the purpose for which it is used:

¡	PD estimates can be calculated on a through-the-cycle (TTC) basis, reflecting the predicted default frequency in an average twelve-month period across the credit cycle, or on a point-in-time (PIT) basis, reflecting the predicted default frequency in the next twelve months; or

¡	LGD and EAD estimates can be calculated as downturn measures, reflecting behaviour observed under stressed economic conditions, or as business-as-usual (BAU) measures, reflecting behaviour under conditions that are considered normal based on experience.

For the purposes of calculating regulatory and economic capital, long-run average TTC PDs are required for wholesale and retail secured products. See Applications of internal ratings, below, for more information. However, for the purposes of pricing and existing customer management, PDs should represent the best estimate of probability of default given the current position in the credit cycle. Hence, PIT PDs are also required. PIT PDs are also used for the calculation of capital on certain retail unsecured products.

Should a customer default, some part of the exposure is usually recovered. The part that is not recovered, the actual loss, together with the economic costs associated with the recovery process, comprise the LGD. The Group estimates average LGD using historical information. The level of LGD depends principally on:

¡	The type of collateral (if any);

¡	The seniority or subordination of the exposure;

¡	The industry in which the customer operates (if a business);

¡	The length of time taken for the recovery process and the timing of all associated cash flows; and

¡	The work-out expense.

The outcome is also dependent on economic conditions that may determine, for example, the prices that can be realised for assets, whether a business can readily be refinanced or the availability of a repayment source for personal customers.

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For the purposes of regulatory capital, an adjustment is made to the modelled LGD to account for the increased losses experienced under downturn conditions, giving a downturn LGD.

EAD represents the expected level of usage of the credit facility should default occur. At the point of default, the customer exposure can vary from the current position due to the combined effects of additional drawings, repayment of principal and interest and fees. EAD parameters are all derived from internal estimates and internal historical behaviour. The lower bound of EAD for regulatory capital purposes is the current balance at calculation of EAD. For derivative instruments, EAD is the estimated cost of replacing contracts where counterparties have incurred obligations that they have failed to satisfy.

Applications of internal ratings

The three components described – PD, LGD and EAD – are building blocks used in a variety of applications that measure credit risk across the entire portfolio:

¡	Credit approval: PD models are used in the approval process in both retail and wholesale portfolios. In high-volume retail portfolios, application and behaviour scorecards are frequently used as decision-making tools. In wholesale and some retail mortgage portfolios, PD models are used to direct applications to an appropriate credit-sanctioning level;

¡	Credit grading: originally introduced in the early 1990s to provide a common measure of risk across the Group. Wholesale credit grading now employs a 21-point scale of default probabilities. These are shown in table 27 on page 49;

¡	Risk-reward and pricing: PD, EAD and LGD metrics are used to assess the profitability of deals and portfolios and to allow for risk-adjusted pricing and strategy decisions;

¡	Risk appetite: measures of expected loss and the potential volatility of loss are used in the Group’s risk appetite framework. See page 106;

¡	Impairment calculation: under IAS 39, many of our collective impairment estimates incorporate the use of our PD and LGD models, adjusted as necessary. See page 116;

¡	Collections and recoveries: model outputs are used to identify segments of the portfolio where collection and recovery efforts should be prioritised;

¡	Economic capital (EC) calculation: most EC calculations use similar inputs as the regulatory capital (RC) process; and

¡	Risk management information: Risk generate reports to inform senior management on issues such as business performance, risk appetite and EC consumption. Model outputs are used as key indicators in those reports.

Ratings processes and models for wholesale exposures

To construct ratings for wholesale customers, including institutions, corporates, specialised lending, purchased corporate receivables and equity exposures, we use external models, rating agencies and internally constructed models. The applicability of each of these approaches to our customers has been validated to internal rating standards. See the control mechanisms for the rating system section below for more information. The rating system is constructed to ensure that a client receives the same rating regardless of the part of the business with which it is dealing. To achieve this, a model hierarchy is adopted which requires users to adopt a specific approach to rating each counterparty depending upon the nature of the business and its location.

Wholesale PD models

Internally built models are widely used. We employ a range of methods in the construction of these models:

¡	Statistical models such as behavioural and application scorecards are used for our high volume portfolios such as small or medium enterprises (SME). The model builds typically incorporate the use of large amounts of internal data, combined with supplemental data from external data suppliers. Wherever external data is sourced to validate or enhance internally held data, similar data quality standards to those applicable to the management of internal data are enforced;

¡	Structural models incorporate in their specification the elements of the industry-accepted Merton framework to identify the distance to default for a counterparty. This relies upon the modeller having access to specific time series data or data proxies for the portfolio. Data samples used to build and validate these models are typically constructed by appropriately combining data sets from internal default observations with comparable externally obtained data sets from commercial providers such as rating agencies and industry data gathering consortia; and

¡	Expert lender models are used for parts of the portfolio where the risk drivers are specific to a particular counterparty, but where there is insufficient data to support the construction of a statistical model. These models utilise the knowledge of credit experts that have in-depth experience of the specific customer type being modelled. For any of the portfolios with a low number of default observations, the Group adopts specific rules to ensure that the calibration of the model meets the current Basel and regulatory criteria for conservatism.

Wholesale LGD models

In wholesale portfolios, the main approaches to calculating LGD aim to establish the effects of drivers (including industry, collateral coverage, recovery periods, seniority and costs) by looking at the Group’s historical experience, supplemented with other external information where necessary. Estimates built using historical information are reviewed to establish whether they can be expected to be representative of future loss rates, and adjusted if necessary.

Wholesale EAD models

In a similar fashion, wholesale EAD models estimate the potential utilisation of headroom based on historical information also considering the future outlook of client behaviour.

Ratings processes and models for retail exposures

Retail banking and cards operations have long and extensive experience of using credit models in assessing and managing risks. As a result, models play an integral role in customer approval and management decisions. Most retail models are built in-house using internal data. While most models are statistically or empirically derived, some expert lender models (similar to those described in the wholesale context) are used, particularly in situations where data scarcity precludes the statistically robust derivation of certain model parameters. In these cases, appropriate assumptions are typically used, and wherever possible they are validated against internal and external experience.

In a retail context, there is clear product delineation in terms of the models that are used and PDs/EADs/LGDs are assigned at a product level; and only in some cases at an exposure level.

Retail PD models

Application and behavioural scorecards are most commonly used for retail PD modelling:

¡	Application scorecards are derived from historically observed performance of new clients. They are built using customer demographic and financial information, supplemented by credit bureau information where available. Through statistical techniques (known as regression analysis), the relationship between these candidate variables and the default marker is quantified to produce output scores reflecting a PD. These scores are used primarily for new customer decisioning but are, in some cases, also used to allocate a PD to new customers for the purpose of capital calculation.

¡	Behavioural scorecards differ from application scorecards in that they also use the historically observed performance of existing clients. The output scores are used for existing customer management activities as well as for allocating a PD to existing customers for the purpose of capital calculation.

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Retail LGD models

Retail LGD models are built using bespoke methods chosen to best model the operational recovery process and practices. In a number of secured portfolios, LGD drivers are parameterised with market factors (e.g. house price indices) and so are able to capture market trends. For most unsecured portfolios, where recoveries are not based on collateral, statistical models of cash flows are used to estimate ultimate recoveries and LGDs. In all instances, cash flows are discounted to the point of default by using bespoke country and product level factors. For capital calculations, customised economic downturn adjustments are made to adjust losses to stressed conditions.

Retail EAD models

EAD models within retail portfolios are split into two main methodological categories. The general methodology is to derive product level credit conversion factors (CCFs) from historical balance migrations. These are frequently further segmented at a delinquency bucket level. The most sophisticated EAD models are based on behavioural factors, determining customer level CCFs from characteristics of the individual facility. For capital calculations, customised downturn adjustments are made to adjust for stressed conditions.

The control mechanisms for the rating system

Model risk is the potential for adverse consequences (e.g. financial loss, reputational impact, regulatory censure etc) from decisions based on incorrect or misused model outputs and reports. This can arise from fundamental model weaknesses leading to inaccurate outputs, errors in implementation, or incorrect or inappropriate use. Model risk has been identified as a risk to be managed under the ERMF.

Policies are in place to support the management of risk models by providing detailed requirements around the main risk factors:

¡	Data and input processing: Whether the data used in model building, validation and monitoring is relevant and of sufficient quality;

¡	Design/conceptual soundness: Assesses whether of the underlying design, theory and logic is driven by the intended use, is mathematically accurate and leads to expected results;

¡	Implementation and system control: Whether the model was implemented correctly, so that it behaves in the way it was intended. This also covers the risk of the model environment being changed without proper controls by authorised personnel;

¡	Model use and performance: This is assessed as part of the monitoring and validation process (see page 123); and

¡	Model governance: This covers all other areas of compliance with internal policy and external requirements, for instance breaches in the model risk policy or the application of post model adjustments.

Governance structure

The ownership structure around model risk is organised around clear delineation of roles and responsibilities and model materiality.

To apply the governance standards, an independent unit validates the models. Reports are then taken through a technical and business committee, where model owners, practitioners and technical experts discuss performance issues. Depending on the models’ materiality, the model is reviewed by more senior committees. Note that externally developed models are subject to the same governance standards as internal models, and must be approved for use following the validation and independent review process. External models are also subject to the same standards for ongoing monitoring and annual validation requirements.

To ensure that the governance process is effective, and that management time is focused on the more material models, each model is assigned a materiality rating. The policies define the materiality ranges for all model types, based on an assessment of the impact that a model error would have on the Group. The list of models classified as ‘High’ materiality is agreed annually by the Executive Models Committee (that includes the CRO and CFO).

Higher level of sign-off is required for more material models. Furthermore, there are independent validation units at business and Group (for the most material levels) that specialise in reviewing models.

The Group ensures that senior executives at Group level (including the CRO, Credit Risk Director and Wholesale and Retail Credit Risk Directors) as well as in the businesses (including CEOs and managing directors in the relevant areas) understand the operation and design of the rating system used to assess and manage credit risk. This enables them to carry out their responsibilities effectively.

If a model is found to perform sub-optimally, it may be subjected to a Post Model Adjustment (PMA) before approval for continued use is granted.

Validation of new models

The same validation standards are applied to each model sign-off, irrespective of model materiality. This process ensures that the most significant models are subject to the most rigorous review, and that senior management has a good understanding of the most material models in the Group.

The model risk policies set detailed standards that a model must meet during development and subsequent use. For new models, documentation must be sufficiently detailed to allow an expert to understand all aspects of model development such that they could reproduce the model. It must include a description of the data used for model development, the methodology used (including the rationale for choosing such a methodology), a description of any assumptions made, and details of the limitations and assumptions of the model.

All new models are subject to independent validation before they can be signed off for implementation. The independent validation exercise must demonstrate that the models are performing as expected, in line with their design objectives and business uses. Performance checks include:

¡	Model has its intended use, performance and limitations communicated to all relevant users and stakeholders;

¡	The model is built to represent real-world interactions as closely and transparently as possible;

¡	It is documented to allow others to assess choice of methodology, to replicate key analyses and to assess the validity of assumptions;

¡	Implemented in a timely manner and continuously maintained ensuring use in the manner intended;

¡	Pre-notify the relevant regulators. Note that models are only authorised for use in calculating regulatory capital once the regulators have performed all reviews and checks that they deem necessary; and

¡	Models cannot be used until all relevant approvals are obtained.

Validation of existing models

To ensure that models continue to perform as expected and remain within the design objective and business use, and are not incorrectly implemented (for instance if the model was migrated to a new system without proper oversight), regular validations must take place. The models must:

¡	Be regularly challenged, tested and verified to pass the tests for ‘fit for purpose’ and continued use;

¡	Be monitored regularly to prove that they measure and perform as intended;

¡	Have any-related material issues put forward to the relevant committee for discussion and resolution; and

¡	All implemented models within the Group are subject to ongoing performance monitoring to ensure that any deficiencies are identified early, and that remedial action can be taken before the decision-making process is affected. For instance:

–	The models can be reweighted to reflect a different influencing factors distribution; and

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–	Buffers can be put in place to drive more conservative capital calculations, and taking account of the impact on decision processes involving risk, pricing and reporting.

In addition to regular monitoring, models are subject to an annual validation process to ensure that they will continue to perform as expected, and that assumptions used in model development are still appropriate. In line with initial sign-off requirements, annual validations are also formally reviewed at the appropriate technical committee.

Within the Investment Bank, models that are used to value positions within the trading book are subject to regular independent price testing. Prices are compared with direct external market data where possible. When this is not possible, analytical techniques are used, such as industry consensus pricing services. These services enable peer banks to compare structured products and model-input parameters on an anonymous basis. The conclusions and any exceptions to this exercise are communicated to senior levels of business management.

Table 71 for credit risk model characteristics shows modelled variables to calculate RWAs (PD, LGD, and EAD) at portfolio level,

with number of models and their significance in terms of RWAs, model method or approach, numbers of years of data used, Basel asset class of the customer or client, and regulatory thresholds applied. It is Group policy to validate the models on an annual basis.

Selected features of material models

The table on the next page contains selected features of the Group’s most material credit risk models:

¡	PD models listed in the table account for £105.2bn, or 52.5% of total IRB approach RWAs, including Advanced and Foundation;

¡	LGD models listed in the table, that are only applicable to the Advanced IRB approach, account for £124.3bn, or 66.0% of Advanced IRB approach RWAs; and

¡	EAD models listed in the table, that are also only applicable to the Advanced IRB approach, account for £105.1bn, or 55.8% of Advanced IRB approach RWAs.

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Table 71: IRB credit risk models selected features

Component modelled	Business unit	Portfolio	Size of associated portfolio (RWAs)	Model description and methodology	Number of years loss data	Exposure class	Applicable industry-wide regulatory thresholds

PD	Investment Bank Barclays Non-Core Personal & Corporate Banking Africa Banking	Publicly traded corporates	£22.4bn	Statistical model using a Merton-based methodology. It takes quantitative factors as inputs.	>10 years	Corporates	PD floor of 0.03%

	Investment Bank Barclays Non-Core Treasury Personal & Corporate Banking Africa Banking	Customers rated by Moody’s and S&P	£30.7bn	Rating Agency Equivalent model converts agency ratings into estimated equivalent PIT default rates using credit cycles based on KMV EDF data.	>10 years	Corporate, Financial institutions and Sovereigns	PD floor of 0.03% for corporates and institutions

	Investment Bank Barclays Non-Core Personal & Corporate Banking	Corporate and SME customers with turnover < £20m	£5.6bn	Statistical model that uses regression techniques to derive relationship between observed default experience and a set of behavioural variables.	6-10 years	Corporates Corporate SME Retail SME	PD floor of 0.03%

	Investment Bank Barclays Non-Core Personal & Corporate Banking	Corporate customers with turnover >= £20m	£8.6bn	Statistically derived model sourced from an external vendor (Moody’s KMV).	6-10 years	Corporate Corporate SME	PD floor of 0.03%

	Personal & Corporate Banking	Home finance	£11.5bn	Statistical scorecards estimated using regression techniques, segmented along arrears status and portfolio type. They are further calibrated against long-run industry default data.	>10 years	Retail mortgages (residential and buy-to-let mortgages)	PD floor of 0.03%

	Personal & Corporate Banking	SME customers with turnover < £1m	£3.5bn	Statistical scorecards estimated using regression techniques, segmented according to ‘time on book’ and arrears status.	>10 years	Mainly used for Retail SME	PD floor of 0.03%

	Barclays Non-Core	Spain mortgages	£2.7bn	Statistical scorecards estimated using regression techniques, segmented by behaviour score at application.	6-10 years	Retail mortgages	PD floor of 0.03%

	Barclaycard	Barclaycard UK	£15.3bn	Statistical scorecards estimated using segmented regression techniques.	6-10 years	Retail QRRE	PD floor of 0.03%

	Africa Group	Absa Home Loans	£2.5bn	Statistical scorecards calibrated against long-run default data.	6-10 years	Retail mortgages (residential and buy-to-let mortgages)	PD floor of 0.03%

LGD	Investment Bank Barclays Non-Core Treasury Personal & Corporate Banking	Corporates and Financial institutions	£48.7bn	Model based on a statistical regression that outputs a long run average LGD and a downturn LGD by estimating the expected value of recovery. Inputs include industry, seniority, instrument, collateral and country.	>10 years	Corporate Financial institutions

	Investment Bank Barclays Non-Core Treasury	Sovereign entities	£10.4bn	A statistical regression is used to identify factors, sourced from Economic Intelligence Unit (EIU) and International Monetary Fund (IMF), that are relevant to the estimation of LGDs. Countries are scored against these factors, and the impact of the scores on LGD is regularly reviewed against actual experience.	>10 years	Sovereign	Subject to a regulatory floor of 45% for sovereign exposure.

	Personal & Corporate Banking	All business customers (excluding certain specialised sectors)	£26.5bn	Model is based on a function estimated using actual recoveries experience. It takes account of collateral value and an allowance for non-collateral recovery.	>10 years	Corporates Corporate SME Retail SME

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Table 71: IRB credit risk models selected features continued

Component modelled	Business unit	Portfolio	Size of associated portfolio (RWAs)	Model description and methodology	Number of years loss data	Exposure class	Applicable industry-wide regulatory thresholds

LGD	Personal & Corporate Banking	Home finance	£11.5bn	Data driven estimates of loss and probability of possession.	6-10 years	Retail mortgages (residential and buy-to-let mortgages)	The portfolio average downturn LGD is floored at 10%.

	Barclays Non-Core	Spain mortgages	£2.7bn	Data driven estimates of loss and probability of possession.	6-10 years	Retail mortgages	The portfolio average downturn LGD is floored at 10%.

	Barclaycard	Barclaycard UK	£15.3bn	Statistical models combining segmented regression and other forecasting techniques.	6-10 years	Retail QRRE

	Africa Group	Absa Home Loans	£2.5bn	A data driven statistical approach estimates loss and probability of possession complemented with expert judgment where appropriate.	6-10 years	Retail mortgages (residential and buy-to-let mortgages)	LGD floor of 10% at portfolio level

EAD	Investment Bank Barclays Non-Core Treasury	Corporates and Financial institutions	£41.5bn	The model applies product type specific Credit Conversion Factors (CCFs) and Product Credit Conversion Factors (PCCFs) to the drawn and undrawn amounts, consistent with experience. Where there is insufficient data, the entire drawn and undrawn amount is applied.	>10 years	Corporate Financial institutions	EAD must be at least equivalent to current balance utilisation at account level.

	Personal & Corporate Banking	All business customers (excluding certain specialised sectors)	£36.4bn	Model estimates the proportion of undrawn exposures that would be used in a default situation, based on a statistical analysis of actual experience and dependent on factors such as product type and industry of the obligor. Expert judgment is used for off balance sheet products.	6-10 years	Corporates Corporate SME Retail SME Institutions	EAD must be at least equivalent to current balance utilisation at account level.

	Personal & Corporate Banking	Home finance	£11.5bn	Split by Main Mortgage and Reserve Mortgage. Uses statistical model to calculate Reserve Mortgage.	>10 years	Retail mortgages (residential and buy-to-let mortgages)	EAD must be at least equivalent to current balance utilisation at account level.

	Barclays Non-Core	Spain mortgages	£2.7bn	Product-dependent calculation validated using historical data.	6-10 years	Retail mortgages	EAD must be at least equivalent to current balance utilisation at account level.

	Barclaycard	Barclaycard UK	£15.3bn	Model uses segmented statistical regression.	6-10 years	Retail QRRE	EAD must be at least equivalent to current balance utilisation at account level.

	Africa Group	Absa Home Loans	£2.5bn	Statistical approach using historic data to determine a credit conversion factor, which is applied to the non-defaulted assets in appropriate cohorts to forecast EAD.	3-5 years	Retail mortgages (residential and buy-to-let mortgages)	EAD must be at least equivalent to current balance utilisation at account level.

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Management of credit risk and the internal ratings-based approach

Credit model performance – estimated versus actual

The following table indicates the forecast PD, LGD and EAD from the IRB exposure models. They are compared with data from actual defaults. These comparisons are used to help assess whether the models are fit for purpose.

The PDs relate to the portfolios managed following the Advanced and Foundation IRB approaches. Individual portfolio PDs within an exposure class have been weighted at the same level as they were estimated (usually obligor or facility) to yield average PDs. The LGD percentages and EAD ratios are based on defaulted assets in Advanced approach portfolios (the Foundation approach does not estimate these figures but uses parameters stipulated by PRA regulations).

Difference with values used as inputs to the capital calculation

The forecasts shown in the table are based on the Group’s model calibrations using estimates as at the start of the twelve-month period compared with the actuals as at the end. The estimates and actuals represent the direct output from the models rather than outputs used in regulatory capital calculations that may be adjusted to apply more conservative assumptions to reflect:

¡	PD values on a TTC basis factoring in the long-run default rate in comparison to the annual default rate presented in this table; LGD on a downturn basis, reflecting the impact of stress on collateral recovery; and

¡	Minimum values for certain parameters typically that imply higher severity than modelled and observed values. For example, retail loans secured by real estate collateral have a regulatory minimum LGD of 10%.

Note that post-model adjustments are applied only when they have the effect of increasing capital requirements.

Estimated versus actual analysis at Barclays

Risk models are subject to the Group’s Risk Model policy that contains detailed guidance on the minimum standards for model development. For instance, PDs must be estimated over a sufficient period, show sufficient differentiation in predictions for different customers, show conservatism where data limitations exist, and follow prescriptive techniques. These standards are achieved via an independent validation process (using appropriately independent experts). Once validated and correctly implemented, models are subject to regular monitoring to ensure they can still be used. Comparing model estimates with actual default rates for PD and loss rates for LGD form part of this monitoring.

Further detail is provided in the management of model risk on page 106.

PD measures

¡	Estimated PDs are simple averages at the level of single exposures (usually facilities for retail asset classes, and obligors for wholesale asset classes), for the total portfolio population. The estimate is a forward-looking average PD modelled at the beginning of the twelve-month period

¡	The PIT PD is used as a predicted measure in internal monitoring and annual validation of the models. In contrast, the capital calculation uses TTC PDs (not shown above), calibrated to long-run default averages with additional adjustments where modelled outputs display evidence of risk understatement (including credit expert overrides, regulatory adjustments, Basel 3 add-ons). Some retail portfolios use TTC PDs for this analysis, and these are also subject to regulatory adjustments, though only in cases where such adjustments increase the overall RWAs. The PIT measure is subject to under or over prediction depending on the relative position of the portfolio to the credit cycle

¡	Actual PD is the default rate for each asset class, which is the ratio of the defaulted population to the total population over the previous twelve months in terms of unit of exposure.

Average LGD measures

¡	Estimated LGDs are derived from simple averages at facility or customer level at the time of default for the set of closed cases over the previous twelve months

¡	The PIT LGD measures are used as a predicted measure in internal monitoring and annual validation of the models. The capital calculation uses downturn LGDs (not shown above) with additional adjustments where modelled outputs display evidence of risk understatement (including credit expert overrides, regulatory adjustments, and Basel 3 add-ons)

¡	The actual LGD rate is the simple average observed loss rates of all the closed cases during the previous twelve months, regardless of the time of default.

EAD ratio is calculated as the estimated EAD as a proportion of the actual EAD for the defaulted population.

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Table 72: Analysis of expected performance versus actual results

This table provides an overview of credit risk model performance assessed through the analysis of average PDs, average LGDs and EAD ratios.

The table compares the raw model output to the actual experience in our portfolios. Such analysis is used to assess and enhance the adequacy and accuracy of models.

The raw outputs are subject to a number of adjustments before they are used in the calculation of capital, for example to allow for the position in the credit cycle and the impact of stress on recovery rates.

IRB Exposure Class\Year

	PD of total portfolio		LGD of defaulted assets		EAD of defaulted assets

	Estimated %	Actual %	Estimated %	Actual %	Estimated to actual ratio

As at 31 December 2014
Wholesale
Central governments or central banks
– Investment Bank	0.42	–	–	–	–
– Corporate Banking	–	–	–	–	–
– Africa Group	0.32	–	n/a	n/a	n/a
Institutions
– Investment Bank	0.24	–	–	–	–
– Corporate Banking	0.02	–	–	–	–
– Africa Group	0.26	–	n/a	n/a	n/a
Corporates
– Investment Bank	0.79	0.08	38	25	0.96
– Corporate Banking	2.60	1.30	37	22	1.29
– Africa Group	1.50	2.15	n/a	n/a	n/a

Retail
SME	6.58	5.15	78	78	1.07
Secured by real estate collateral UK	0.52	0.43	3	2	1.02
Secured by real estate collateral Rest of World	2.20	2.37	9	23	1.02
Qualifying revolving retail	1.78	1.86	78	72	0.99
Other retail	6.28	5.86	66	58	1.02

As at 31 December 2013
Wholesale
Central governments or central banks
– Investment Bank	0.31	–	–	–	–
– Corporate Banking	–	–	–	–	–
– Africa Group	0.41	–	n/a	n/a	n/a
Institutions
– Investment Bank	0.80	0.02	–	–	–
– Corporate Banking	0.43	–	–	–	–
– Africa Group	0.52	–	n/a	n/a	n/a
Corporates
– Investment Bank	1.27	0.48	67	60	1.02
– Corporate Banking	2.14	2.50	40	28	1.05
– Africa Group	1.16	3.19	n/a	n/a	n/a

Retail
SME	7.15	5.89	79	72	1.08
Secured by real estate collateral UK	0.61	0.49	3	2	1.02
Secured by real estate collateral Rest of World	1.85	2.09	9	23	1.03
Qualifying revolving retail	1.58	1.68	78	72	1.00
Other retail	6.39	6.07	64	67	1.07

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Developments in 2014

Changes in estimated and actual credit risk metrics are largely driven by the business environment and the Group’s lending strategy, as detailed in this report. Additionally, management of IRB models and changes in regulatory approaches can have an impact as discussed below:

Central governments or central banks

¡	The estimated PD for the Investment Bank portfolio increased as high-quality sovereign and sovereign-backed exposures were reclassified to the Standardised approach in line with new Basel rules, leaving a population of comparatively lower credit quality.

Institutions

¡	The decrease in the estimated PD over the year in the Investment Bank is due to the decommissioning of the hedge fund model for IRB calculation purposes

¡	Yearly fluctuations in the Corporate Banking estimated PD can be attributed to the small size of the population

¡	The decrease in Africa Banking estimated PD is due to normal fluctuations given the portfolio’s small size and changes to the modelling approach that better reflects the risk.

Corporates

¡	The estimated PD in the Investment Bank has decreased in 2014 due to the removal of specialised lending exposures (now assessed using the slotting approach; see page 56) that have relatively high PDs as reflected in previous years

¡	Estimated PD for the Corporate Bank has increased over the year due to the reclassification of medium-sized clients to this asset class. In addition, estimated PD is high compared with actual PD driven by the Corporate SME sub-class. This is due to the fact that not all types of defaults are captured within the actual measure until a lag of one year has elapsed

¡	The ratio of EAD of defaulted assets to actual balances for the Corporate Bank is over predicted following a re-segmentation of the population. The model is being re-calibrated as a result

¡	The under prediction of the PD for Africa Banking is compensated by RWA adjustments; the two models that drive this are being rebuilt.

SME

¡	Slight decrease due to reclassification of relatively low PD clients from SME Corporate to SME Retail.

Secured by real estate collateral – rest of world

¡	The under prediction of PD is driven by Africa Banking, due to data related issues. RWA adjustments are in place to compensate

¡	The under prediction of LGD is also due to Africa Banking. A new model is awaiting regulatory approvals. RWA adjustments are in place to compensate

¡	The 2014 analysis does not include Spain mortgages due to the sale of the Spanish business. Including the most recent model monitoring exercise results would not change the conclusions of the analysis.

Qualifying revolving retail

¡	The under prediction of PD is driven by Africa Banking, due to data related issues. RWA adjustments are in place to compensate.

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IRB Exposure Class\Year

	PD of total portfolio		LGD of defaulted assets		EAD of defaulted assets

	Estimated %	Actual %	Estimated %	Actual %	Estimated to actual ratio

As at 31 December 2012
Wholesale
Central governments or central banks
– Investment Bank	0.36	–	–	–	–
– Corporate Banking	0.23	–	–	–	–
– Africa Group	0.74	–	n/a	n/a	n/a
Institutions
– Investment Bank	0.97	0.02	–	–	1.43
– Corporate Banking	1.11	–	–	–	–
– Africa Group	1.05	–	n/a	n/a	n/a
Corporates
– Investment Bank	1.65	0.31	44	15	1.08
– Corporate Banking	2.75	1.70	45	45	1.11
– Africa Group	1.85	2.15	n/a	n/a	n/a

Retail
SME	7.06	5.91	68	72	1.06
Secured by real estate collateral UK	0.67	0.53	4	1	1.02
Secured by real estate collateral Rest of World	1.98	2.10	14	24	1.03
Qualifying revolving retail	1.64	1.77	84	83	1.02
Other retail	7.44	4.81	62	60	1.01

As at 31 December 2011
Wholesale
Central governments or central banks
– Investment Bank	0.24	–	–	–	–
– Corporate Banking	n/a	n/a	n/a	n/a	n/a
– Africa Group	0.85	–	n/a	n/a	n/a
Institutions
– Investment Bank	1.02	0.01	67	64	0.88
– Corporate Banking	0.87	0.38	–	–	1.00
– Africa Group	0.98	–	n/a	n/a	n/a
Corporates
– Investment Bank	1.77	0.50	37	34	1.13
– Corporate Banking	3.53	1.76	50	51	1.06
– Africa Group	1.78	1.76	n/a	n/a	n/a

Retail
SME	6.74	5.55	65	69	1.04
Secured by real estate collateral UK	0.68	0.57	4	1	1.02
Secured by real estate collateral Rest of World	2.13	2.84	8	15	1.02
Qualifying revolving retail	1.85	2.12	83	83	1.00
Other retail	7.89	6.36	63	60	1.01

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IRB Exposure Class\Year

	PD of total portfolio		LGD of defaulted assets		EAD of defaulted assets

	Estimated %	Actual %	Estimated %	Actual %	Estimated to actual ratio

As at 31 December 2010
Wholesale
Central governments or central banks
– Investment Bank	0.36	–	–	–	–
– Corporate Banking	n/a	n/a	n/a	n/a	n/a
– Africa Group	1.06	–	n/a	n/a	n/a
Institutions
– Investment Bank	1.00	0.01	48	37	–
– Corporate Banking	0.80	0.37	n/a	n/a	n/a
– Africa Group	0.95	–	n/a	n/a	n/a
Corporates
– Investment Bank	2.23	0.45	44	45	0.98
– Corporate Banking	3.29	1.78	58	37	1.10
– Africa Group	1.24	0.70	n/a	n/a	n/a

Retail
SME	6.59	6.91	64	65	1.13
Secured by real estate collateral UK	0.71	0.59	4	1	1.02
Secured by real estate collateral Rest of World	4.27	3.62	5	14	1.03
Qualifying revolving retail	2.18	2.12	79	85	1.04
Other retail	7.36	6.96	56	59	1.01

Note that some of the data underlying the table follows the business model monitoring cycle that does not precisely coincide with year ends; we do not consider this introduces a bias in a particular direction.

Note that LGD and EAD for Foundation IRB portfolios (wholesale Absa asset classes) are prescribed measures and not derived using credit risk models, hence do not form part of this report.

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Management of credit risk mitigation techniques and counterparty credit risk

Counterparty credit risk arises from derivatives and similar contracts. This section details the specific aspects of the risk framework related to this type of credit risk. As credit risk mitigation is one of the principal uses of derivative contracts by banks, this is also discussed in this section.

¡	On page 135 a high level description of the types of exposures incurred in the course of Barclays’ activity supplements the analytical tables in pages 67 to 70
¡	Mitigation techniques specific to counterparty credit risk are also discussed
¡	A more general discussion of credit risk mitigation (covering traditional credit risks) is also included from page 133

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Management of credit risk mitigation techniques and counterparty credit risk

Credit risk mitigation

The Group employs a range of techniques and strategies to actively mitigate credit risks to which it is exposed. These can broadly be divided into three types:

¡	Netting and set-off;

¡	Collateral; and

¡	Risk transfer.

The Group has detailed policies in place to ensure that credit risk mitigation is appropriately recognised and recorded. The recognition of credit risk mitigation is subject to a number of considerations, including ensuring legal certainty of enforceability and effectiveness, ensuring the valuation and liquidity of the collateral is adequately monitored, and ensuring the value of the collateral is not materially correlated with the credit quality of the counterparty.

All three types of credit risk mitigation may be used by different areas of the Group for exposures with a full range of counterparties. For instance, Investment Bank, Corporate Banking and other business areas may all take property, cash or other physical assets as collateral for exposures to retailers, property companies or other client types.

Netting and set-off

In most jurisdictions in which the Group operates, credit risk exposures can be reduced by applying netting and set-off. In exposure terms, this credit risk mitigation technique has the largest overall impact on net exposure to derivative transactions compared with other risk mitigation techniques.

For derivative transactions, the Group’s normal practice is to enter into standard master agreements with counterparties (e.g. ISDA). These master agreements allow for netting of credit risk exposure to a counterparty resulting from a derivative transaction against the Group’s obligations to the counterparty in the event of default, to produce a lower net credit exposure. These agreements may also reduce settlement exposure (e.g. for foreign exchange transactions) by allowing for payments on the same day in the same currency to be set-off against one another.

Under IFRS, netting is permitted only if both of the following criteria are satisfied:

¡	The entity currently has a legally enforceable right to set-off the recognised amounts; and

¡	The entity intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Under US GAAP, netting is also permitted, regardless of a currently legally enforceable right of set-off and/or the intention to settle on a net basis, where there is a counterparty master agreement that would be enforceable in the event of bankruptcy.

Collateral

The Group has the ability to call on collateral in the event of default of the counterparty, comprising:

¡	Home loans: a fixed charge over residential property in the form of houses, flats and other dwellings. The value of collateral is impacted by property market conditions which drive demand and therefore value of the property. Other regulatory interventions on ability to repossess, longer period to repossession and granting of forbearance may also affect the collateral value;

¡	Wholesale lending: a fixed charge over commercial property and other physical assets, in various forms;

¡	Other retail lending: includes charges over motor vehicle and other physical assets; second lien charge over residential property, which is subordinate to first charge held either by the Group or by another party; and finance lease receivables, for which typically the Group retains legal title to the leased asset and has the right to repossess the asset on the default of the borrower;
¡	Derivatives: the Group also often seeks to enter into a margin agreement (e.g. Credit Support Annex (CSA)) with counterparties with which the Group has master netting agreements in place. These annexes to master agreements provide a mechanism for further reducing credit risk, whereby collateral (margin) is posted on a regular basis (typically daily) to collateralise the mark to market exposure of a derivative portfolio measured on a net basis. The Group may additionally negotiate the receipt of an independent amount further mitigating risk by collateralising potential mark to market exposure moves;

¡	Reverse repurchase agreements: collateral typically comprises highly liquid securities which have been legally transferred to the Group subject to an agreement to return them for a fixed price; and

¡	Financial guarantees and similar off-balance sheet commitments: cash collateral may be held against these arrangements.

For details of the fair value of collateral held please refer to maximum exposure table in the Credit risk performance section of the 2014 Annual Report. For detail of collateral in credit portfolios see pages 157 to 166 of the 2014 Annual Report.

In exposure terms, the main portfolios that the Group takes collateral for are home loans and reverse repurchase agreements with financial institutions.

Floating charges over receivables

The Group may also obtain collateral in the form of floating charges over receivables and inventory of corporate and other business customers. The value of this collateral varies from period to period depending on the level of receivables and inventory. It is impracticable to provide an estimate of the amount (fair value or nominal value) of this collateral. The Group may in some cases obtain collateral and other enhancements at a counterparty level, which are not specific to a particular class of financial instrument. The fair value of the credit enhancement gained has been apportioned across the relevant asset classes.

Collateral for derivative contracts

The collateral obtained for derivatives is predominantly either cash or government bonds (G7 and other highly rated governments). Appropriate haircuts may be applied to non-cash collateral which will be agreed when the margin agreement (e.g. CSA) is negotiated.

Valuation of collateral and impact of market moves

Typically assets other than cash are subject to regular revaluation (for example via physical review, linking to an external index or depreciation of the asset) to ensure they continue to achieve appropriate mitigation of risk. Customer agreements often include requirements for provision of additional collateral should valuations decline or credit exposure increase, for example due to market moves impacting a derivative exposure.

The carrying value of non-cash collateral reflects the fair value of the physical assets limited to the carrying value of the asset where the exposure is over-collateralised. In certain cases, where active markets or recent valuations of the assets are not available, estimates are used. For assets collateralised by residential or commercial property (and certain other physical assets), where it is not practicable to assess current market valuations of each underlying property, values reflect historical fair values updated for movements in appropriate external indices. For further information on LTV ratios in principal home loans portfolios see the Credit risk performance section of the 2014 Annual Report.

Liens over fluctuating assets such as inventory and trade receivables, known as floating charges, over the assets of a borrower are monitored annually. The valuation of this type of collateral takes into account the ability to establish objectively a price or market value, the frequency with which the value can be obtained (including a professional appraisal or valuation), and the volatility or a proxy for the volatility of the value of the collateral.

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Barclays’ approach to managing risks

Management of credit risk mitigation techniques and counterparty credit risk

For assets collateralised by traded financial instruments, values reflect MTM or mark to model values of those assets, applying a haircut where appropriate. A haircut is the valuation percentage applicable to each type of collateral and will be largely based on liquidity and price volatility of the underlying security.

Valuation of collateral – property

When property is taken as collateral it is monitored to establish whether the current value is less than its value at origination. Monitoring is undertaken annually for commercial property or via linking to an external index for residential property. More frequent monitoring may be carried out where the property sector is subject to significant deterioration.

Deterioration is monitored principally by geography. Specific exercises to monitor property values may be undertaken where the property sector in a given geography has been subject to significant deterioration and where the Group has a material concentration of property collateral.

Monitoring may be undertaken either at a portfolio level (typically retail) or at an individual level (typically wholesale).

In retail businesses, monitoring on a portfolio level refers to a more frequent process of indexing collateral values on each individual loan, using a regional or national index, and updating LGD values. This monitoring may be a desk top assessment and need not necessarily include physical assessment of properties. In the event of charge-off, an individual valuation of the property is undertaken within 3 months of the charge-off event and subsequently undertaken at least every six months whilst in charge-off.

In wholesale, monitoring is undertaken by individuals who are not part of the sales / relationship part of the business. Where an appropriate local index is not available, property values are monitored on an individual basis as part of the annual review process for the loan. For larger loans, in addition to the regular annual review, the property value is reviewed by an independent valuer at least once every three years. This review is a more detailed assessment than the standard property monitoring review, and may include a fresh professional valuation. In addition, an independent valuer reviews the property valuation where information indicates that the value of the property may have declined materially relative to general market prices. In addition, trigger points are defined under which property values must be reviewed.

Valuation of collateral – distressed assets

The net realisable value from a distressed sale of collateral obtained by the Group upon default or insolvency of counterparty will in some cases be lower than the carrying value recognised. Assets obtained are normally sold, generally at auction, or realised in an orderly manner for the maximum benefit of the Group, the borrower’s other creditors and the borrower in accordance with the relevant insolvency regulations. For business customers, in some circumstances, where excess funds are available after repayment in full of the outstanding loan, they are offered to any other, lower ranked, secured lenders. Any additional funds are returned to the borrower. The Group does not occupy repossessed properties for its business use or use assets obtained in its operations.

Additional revaluations are usually performed when a loan is moved to EWL or WL. Exceptions to this may be considered where it is clear a revaluation is not necessary, for instance where there is a very high margin of security or a recent valuation has been undertaken. Conversely, a material reduction in the value of collateral held represents an increase in credit risk and will often cause a loan to be placed on the EWL or WL.

Any one of the above events may also trigger a test for impairment, depending on individual circumstances of the loan. When calculating impairment, the difference between an asset’s carrying amount and the present value of all estimated cash flows discounted at the original effective interest rate will be recognised as impairment. Such cash flows include the estimated fair value of the collateral which reflects the results of the monitoring and review of collateral values as detailed above and valuations undertaken as part of the Group’s impairment process.

Whether property values are updated as part of the annual review process, or by indexation of collateral values, the updated collateral values feed into the calculation of risk parameters which, in turn, feed into identified and unidentified impairment calculations at each balance sheet date.

Trends in LLRs incorporate the impact of any decrease in the fair value of collateral held.

Risk transfer

A range of instruments including guarantees, credit insurance, credit derivatives and securitisation can be used to transfer credit risk from one counterparty to another. These mitigate credit risk in two main ways:

¡	If the risk is transferred to a counterparty which is more credit worthy than the original counterparty, then overall credit risk will have been reduced; and

¡	Where recourse to the first counterparty remains, both counterparties must default before a loss materialises. This will be less likely than the default of either counterparty individually so credit risk is reduced.

Risk transfer can also be used to reduce risk concentrations within portfolios lowering the impact of stress events.

Risk transfer transactions are undertaken with consideration to whether the collateral provider is correlated with the exposure, the creditworthiness of the collateral provider and legal certainty of enforceability and effectiveness. Where credit risk mitigation is deemed to transfer credit risk, this exposure is appropriately recorded against the credit risk mitigation provider.

In exposure terms, risk transfer is used most extensively as a credit risk mitigation technique for wholesale loans and derivative financial instruments.

Off-balance sheet risk mitigation

The Group applies fundamentally the same risk management policies for off-balance sheet risks as it does for its on-balance sheet risks. In the case of commitments to lend, counterparties/customers will be subject to the same credit management policies as for loans and advances. Collateral may be sought depending on the strength of the counterparty and the nature of the transaction.

Recognition of credit risk mitigation in capital calculations

Credit risk mitigation is used to reduce credit risk associated with an exposure, which may reduce potential losses in the event of obligor default or other specified credit event.

Credit risk mitigation that meets certain regulatory criteria may be used to improve risk parameters and reduce RWA consumption against a given obligor. Collateral that meets these regulatory conditions is referred to as eligible collateral. Eligibility criteria are specified in articles 195 to 204 of the Capital Regulations Requirement (CRR).

The Group’s policies and standards set out criteria for the recognition of collateral as eligible credit risk mitigation and are designed to be fully consistent with all applicable local regulations and regulatory permissions.

Where regulatory capital is calculated under AIRB regulations the benefit of collateral is generally taken by adjusting LGDs. For standardised portfolios the benefit of collateral is taken using the financial collateral comprehensive method: supervisory volatility adjustments approach.

For instruments that are deemed to transfer credit risk, in AIRB portfolios the protection is generally recognised by using the PD and LGD of the protection provider.

For exposures treated under the Standardised approach, the impact of eligible credit risk mitigation is primarily recognised by reducing the EAD associated with the exposure that benefits from the mitigation.

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Barclays’ approach to managing risks

Management of credit risk mitigation techniques and counterparty credit risk

Managing concentrations within credit risk mitigation

Credit risk mitigation taken by the Group to reduce credit risk may result in credit or market risk concentrations.

Guarantees that are treated as eligible credit risk mitigation are marked as an exposure against the guarantor and aggregated with other credit exposure to the guarantor. Limit monitoring at the counterparty level is then used for monitoring of concentrations in line with Group policy.

Commercial real estate lending is another potential source of concentration risk arising from the use of credit risk mitigation. The portfolio is regularly reviewed to assess whether a concentration in a particular region, industry or property type exists, and portfolio limits are in place to control the level of exposure to commercial, residential, investment and development activity. See pages 133 to 135 for more information on collateral, valuation and monitoring of concentrations.

Counterparty credit risk

Derivative counterparty credit exposures

The Group enters into financial instruments that are traded or cleared on an exchange, including interest rate swaps, futures and options on futures. Holders of exchange traded instruments provide daily margins with cash or other securities at the exchange, to which the holders look for ultimate settlement.

The Group also enters into financial instruments that are traded over the counter, rather than on a recognised exchange. These instruments range from standardised transactions in derivative markets, to trades where the specific terms are tailored to the requirements of the Group’s counterparties. In most cases, industry standard documentation is used, most commonly in the form of a master agreement, with individual transaction confirmations. The existence of a signed master agreement is intended to give the Group protection in situations where the Group’s counterparty is in default.

Counterparty credit exposure arises from the risk that parties are unable to meet their payment obligations under certain financial contracts such as derivatives, securities financing transactions (e.g. repurchase agreements), or long settlement transactions.

A Monte Carlo simulation engine is used to estimate the Potential Future Exposure (PFE) to derivative and securities financing counterparties. The exposure simulation model simulates future market states and the MTM of the derivative transactions under those states. Simulated exposures including the effect of credit mitigants such as netting, collateral and mandatory break clauses can then be generated.

Credit limits for CCR are assessed and allocated using the PFE measure. A number of factors are taken into account when setting credit limits for individual counterparties, including but not limited to the credit quality and nature of the counterparty the rationale for the trading activity entered into and any wrong-way risk considerations.

The expected exposures generated by this engine are also used as an input into both internal and regulatory capital calculations covering CCR.

‘Wrong-way risk’ in a trading exposure arises when there is significant correlation between the underlying asset and the counterparty, which in the event of default would lead to a significant MTM loss to the counterparty. Specific wrong-way risk trades, which are self-referencing or reference to other entities within the same counterparty group, require approval by a senior credit officer. The exposure to the counterparty will reflect the additional risk generated by these transactions.

Derivative CCR (credit value adjustments)

As the Group participates in derivative transactions it is exposed to CCR, which is the risk that a counterparty will fail to make the future payments agreed in the derivative contract. This is considered as a separate risk to the volatility of the MTM payment flows. Modelling this counterparty risk is an important part of managing credit risk on derivative transactions.

The counterparty risk arising under derivative transactions is taken into account when reporting the fair value of derivative positions. The adjustment to the value is known as credit value adjustment (CVA). It is the difference between the value of a derivative contract with a risk-free counterparty and that of a contract with the actual counterparty. This is equivalent to the cost of hedging the counterparty risk in the Credit Default Swap (CDS) market.

CVAs for derivative positions are calculated as a function of the expected exposure, which is the average of future hypothetical exposure values for a single transaction or group of transactions with the same counterparty, the credit spread for a given horizon and the LGD.

The expected exposure is calculated using Monte Carlo simulations of risk factors that may affect the valuation of the derivative transactions in order to simulate the exposure to the counterparty through time. These simulated exposures include the effect of credit mitigants such as netting, collateral and mandatory break clauses. Counterparties with appropriate credit mitigants will generate a lower expected exposure profile compared to counterparties without credit mitigants in place for the same derivative transactions.

Derivative netting and collateral arrangements

Credit risk from derivatives is mitigated where possible through netting agreements whereby derivative assets and liabilities with the same counterparty can be offset. Group policy requires all netting arrangements to be legally documented. The ISDA Master Agreement is the Group’s preferred agreement for documenting OTC derivatives. It provides the contractual framework within which dealing activities across a full range of OTC products are conducted, and contractually binds both parties to apply close-out netting across all outstanding transactions covered by an agreement if either party defaults or other predetermined events occur. The majority of the Group’s OTC derivative exposures are covered by ISDA master netting and ISDA CSA collateral agreements.

Collateral is obtained against derivative assets, depending on the creditworthiness of the counterparty and/or nature of the transaction. Any collateral taken in respect of OTC trading exposures will be subject to a ‘haircut’, which is negotiated at the time of signing the collateral agreement. A haircut is the valuation percentage applicable to each type of collateral and will be largely based on liquidity and price volatility of the underlying security. The collateral obtained for derivatives is predominantly either cash, direct debt obligation government (G14+) bonds denominated in the domestic currency of the issuing country, debt issued by supranationals or letters of credit issued by an institution with a long-term unsecured debt rating of A+/ A3 or better. Where the Group has ISDA master agreements, the collateral document will be the ISDA CSA. The collateral document must give Barclays the power to realise any collateral placed with it in the event of the failure of the counterparty.

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Barclays’ approach to managing risks

Management of market risk

This section describes the governance structure specific to the management of market risks, as well as a discussion of measurement techniques.
¡	Market risks are varied, and a range of techniques must be used to manage them. From page 137 we provide an overview of the market risks we incur across the Group
¡	The governance structure specific to market risks is discussed on pages 137 to 139.
The rest of the section is divided into traded, non-traded and other risks:
¡

Traded market risk, the risk of the Group being impacted by changes in the level or volatility of positions in the trading book, is covered on pages 139 to 144. Measurement techniques, such as VaR, are discussed, as well as techniques applied when statistical techniques are not appropriate

¡

Non-traded market risks, the risk that the Group is unable to hedge its banking book, mainly arising as a result of lending and deposit taking activities, are discussed from 145 to 146, along with a discussion of how they are managed

¡	Other market risks, such as those associated with Barclays pension obligations, are analysed separately from page 146.

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Barclays’ approach to managing risks

Management of market risk

Introduction to the management of market risk The risk of a reduction to earnings or capital due to volatility of the trading book positions or an inability to hedge the banking book balance sheet.

Overview

Traded market risk

Traded market risk arises primarily as a result of client facilitation in wholesale markets, involving market making activities, risk management solutions and execution of syndications. Upon execution of a trade with a client, the Group will look to hedge against the risk of the trade moving in an adverse direction. Mismatches between client transactions and hedges result in market risk due to changes in asset prices.

Non-traded market risk

Banking book operations generate non-traded market risk, primarily through interest rate risk arising from the sensitivity of net interest margins to changes in interest rates. As the principal banking business PCB engages in internal derivative trades with Treasury to manage this interest rate risk to within its defined risk appetite, however, the businesses remain susceptible to market risk from four key sources:

¡	Prepayment risk: balance run-off may be faster or slower than expected due to customer behaviour in response to general economic conditions or interest rates. This can lead to a mismatch between the actual balance of products and the hedges executed with Treasury based on initial expectations;

¡	Recruitment risk: the volume of new business may be lower or higher than expected requiring the business to unwind or execute hedging transactions with Treasury at different rates than expected;

¡	Residual risk and margin compression: the business may retain a small element of interest rate risk to facilitate the day to day management of customer business. Additionally, in the current low rate environment, deposits on which the Group sets the interest rate are exposed to margin compression. This is because for any further fall in base rate the Group must absorb an increasing amount of the rate move in its margin; and

¡	Lag risk: the risk of being unable to re-price products immediately after a change in interest rates due to mandatory notification periods. This is highly prevalent in managed rates savings product (e.g. Every Day Saver) where customers must be informed in writing of any planned reduction in their savings rates.

Pension risk

The Group maintains a number of defined benefit pension schemes for past and current employees. The ability of the pension fund to meet the projected pension payments is maintained principally through investments.

Pension risk arises because the estimated market value of the pension fund assets might decline; or their investment returns might reduce; or the estimated value of the pension liabilities might increase. The Group monitors the market risks arising from its defined benefit pension schemes, and works with the trustees to address shortfalls. In these circumstances, the Group could be required or might choose to make extra contributions to the pension fund. The Group’s main defined benefit scheme was closed to new entrants in 2012.

Insurance risk

Insurance risk is solely managed within Africa Banking where four categories of insurance risk are recognised, namely short-term insurance underwriting risk, life insurance underwriting risk, life insurance mismatch risk, and life and insurance investment risk.

Insurance risk arises when:

¡	Aggregate insurance premiums received from policyholders under a portfolio of insurance contracts are inadequate to cover the claims arising from those policies and the expenses associated with the management of the portfolio of policies and claims;

¡	Premiums are not invested to adequately match the duration, timing and size of expected claims; or

¡	Unexpected fluctuations in claims arise or when excessive exposure (e.g. in individual or aggregate exposures) relative to capacity is retained in the entity.

Insurance entities also incur market risk (on the investment of accumulated premiums and shareholder capital), credit risk (counterparty exposure on investments and reinsurance transactions), liquidity risk and operational risk from their investments and financial operations.

Organisation and structure

Traded market risk in the businesses resides primarily in Investment Bank, Group Treasury, Africa Banking and Non-Core. These businesses have the mandate to incur traded market risk. Non-traded market risk is mostly incurred in PCB and Barclaycard.

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Barclays’ approach to managing risks

Management of market risk

Market risk oversight and challenge is provided by business committees, Group committees, including the Market Risk Committee and Group Market Risk. The chart below gives an overview of the business control structure.

Overview of the business market risk control structure

Roles and responsibilities

The objectives of market risk management are to:

¡	Understand and control market risk by robust measurement, limit setting, reporting and oversight;

¡	Facilitate business growth within a controlled and transparent risk management framework;

¡	Ensure that traded market risk in the businesses resides primarily in certain areas, and that it is controlled according to the allocated appetite;

¡	Control non-traded market risk in line with approved appetite;

¡	Control insurance risk in line with approved appetite; and

¡	Support the BNC strategy of asset reductions by ensuring that it remains within agreed risk appetite.

To ensure the above objectives are met, a well established governance structure is in place to manage these risks consistent with the ERMF (evaluate-respond-monitor). See page 99 on risk management strategy, governance and risk culture.

BFRC reviews and approves market risk appetite for the Group. The Group Financial Risk Director (GFRD) is responsible for the Market Risk Control Framework and, under delegated authority from the CRO, sets a limit framework within the context of the approved market risk appetite.

Across the Group, market risk oversight and challenge is provided by business committees, Group committees, including the Group Market Risk Committee and Group Market Risk. The chart above gives an overview of the business control structure.

The Group Market Risk Committee approves and makes recommendations concerning the Group-wide market risk profile. This includes overseeing the operation of the Market Key Risk Frameworks and associated standards and policies; reviewing arising market or regulatory issues, limits and utilisation; and proposing risk appetite levels to the Board. The Committee is chaired by the GFRD and attendees include the business heads of market risk, business aligned risk managers, and senior managers from Group Market Risk and Internal Audit.

The head of each business is accountable for all market risks associated with its activities, while the head of the market risk team covering each business is responsible for implementing the Key Risk Control frameworks for market risk.

Risk management in the setting of strategy

Appetite for market risk is recommended by the risk function, to be agreed by BFRC. Mandate and scales are set to control levels of market risk and ensure the Group remains within the BFRC approved risk appetite. The Group runs an annual Group-wide stress testing exercise which aims to simulate the dynamics of exposures across the Group and cover all risk factors. The exercise is also designed to measure the impact to the Group’s fundamental business plan, and is used to manage the wider Group’s strategy.

See pages 109 to 110 for more detail on the role of risk in the setting of strategy.

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Barclays’ approach to managing risks

Management of market risk

Market risk culture

Market risk managers are independent from the businesses they cover, and their line management reports into the CRO. This embeds a risk culture with strong adherence to limits that support Group-wide risk appetite. See page 103 for more detail on risk culture.

Management of traded market risk

The governance structure helps ensure all market risks that the Group is exposed to are well managed and understood.

Traded market risk is generated primarily as a result of market making activities, syndications and providing risk management solutions to clients. Treasury supports the businesses in managing their interest rate risk. Positions will contribute both to market risk limits and regulatory capital if relevant.

Traded market risk measurement – management view

Market risk management measures

A range of complementary approaches to measure traded market risk are used which aim to capture the level of losses that the bank is exposed to due to unfavourable changes in asset prices. The primary tools to control the firm’s exposures are:

Measure	Description

Management Value at Risk (VaR)	An estimate of the potential loss arising from unfavourable market movements, if the current positions were to be held unchanged for one business day.

Primary stress tests	An estimate of potential losses that might arise from severe market moves or scenarios impacting key liquid risk factors.

Secondary stress tests	Modelled losses from unfavourable market movements to illiquid market risk exposures.

Business scenario stresses	Multi asset scenario analysis of extreme, but plausible events that may impact the market risk exposures of the Group.

The use of Management VaR for traded market risk is broader than the application for use of VaR for regulatory capital, and captures standardised, advanced and certain banking books where traded market risks are deemed to exist. The wider scope of Management VaR is what the Group deems as material market risk exposures which may have a detrimental impact on the performance of the Group. The scope used in Regulatory VaR (see page 141) is narrower as it applies only to trading book positions as approved by the PRA.

Stress testing and scenario analysis are also an important part of the risk management framework, to capture potential risk that may arise in severe but plausible events.

Management VaR

¡	Estimates the potential loss arising from unfavourable market movements, over one day for a given confidence level;

¡	Differs from the Regulatory VaR used for capital purposes in scope, confidence level and horizon; and

¡	Back testing is performed to ensure the model is fit for purpose.

VaR is an estimate of the potential loss arising from unfavourable market movements if the current positions were to be held unchanged for one business day. For internal market risk management purposes, a historical simulation methodology with a two-year equally weighted historical period, at the 95% confidence level is used for all trading books and some banking books. Risk factors driving VaR are grouped into key risk types as summarised below:

Risk factor	Description

Interest rate	Changes in the level or shape of interest rate expectations can impact prices of interest rate sensitive assets, such as bonds and derivatives instruments like interest rate swaps.

Spread	Difference between bond yields and swaps rates that arises when a business has positions in both bonds and interest rate/inflation derivatives instruments. Both assets may trade at different levels but are fundamentally exposed to similar risk.

Foreign exchange	The impact of changes in foreign exchange rates and volatilities.

Equity	Risk due to changes in equity prices, volatilities and dividend yields, for example as part of market making activities, syndication or underwriting of initial public offerings.

Commodity	Arises primarily from providing hedging solutions to clients and access to financial investors to a range of commodity products on both a derivative and physical basis and involves movements in the absolute level and shape of the spot and forward curves.

Inflation	Arises from the impact of changes in inflation rates and volatilities on cash instruments and derivatives. This arises as part of market making activities, whereby the Group may be exposed to changes in inflation rates, for example, market making syndications for inflation linked securities.

Traded credit	Arises from the uncertainty of credit quality impacting prices of assets, for example positions such as corporate bonds, securitised products and credit based derivative instruments, including credit default swaps.

Basis	The impact of changes in interest rate tenor basis (e.g. the basis between swaps vs 3M LIBOR and swaps vs 6M LIBOR) and cross-currency basis and is primarily generated as a result of market making activities.

In some instances, historical data is not available for particular market risk factors for the entire look-back period, for example, complete historical data would not be available for an equity following an initial public offering. In these cases, market risk managers will proxy the unavailable market risk factor data with available data for a related market risk factor.

The output of the Management VaR model can be readily tested through back testing. This checks instances where actual losses exceed the predicted potential loss estimated by the VaR model. If the number of instances is higher than expected, where actual losses exceed the predicted potential loss estimated by the VaR model, this may indicate limitations with the VaR calculation, for example, a risk factor that would not be adequately captured by the model.

The Management VaR model in some instances may not appropriately measure some market risk exposures, especially for market moves that are not directly observable via prices. Market risk managers are required to identify risks which are not adequately captured in VaR (‘risks not in VaR’ or ‘RNIVs’, discussed below).

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Barclays’ approach to managing risks

Management of market risk

When reviewing VaR estimates, the following considerations are taken into account:

¡	The historical simulation uses the most recent two years of past data to generate possible future market moves, but the past may not be a good indicator of the future;

¡	The one-day time horizon may not fully capture the market risk of positions that cannot be closed out or hedged within one day;

¡	VaR is based on positions as at close of business and consequently, it is not an appropriate measure for intra-day risk arising from a position bought and sold on the same day; and

¡	VaR does not indicate the potential loss beyond the VaR confidence level.

Limits are applied at the total level as well as by risk factor type, which are then cascaded down to particular trading desks and businesses by the market risk management function.

See page 74 for a review of Management VaR in 2014.

Primary stress tests

¡	Key tool used by management to measure liquid market risks from extreme market movements or scenarios in each major trading asset class

Stress testing provides an estimate of potential significant future losses that might arise from extreme market moves or scenarios. Primary stress tests apply stress moves to key liquid risk factors for each of the major trading asset classes, namely:

¡	Interest rates: shock to the level and structure of interest rates and inflation across currencies;

¡	Credit: impact on traded corporate credit exposures, including across rating grades, geography, sectors and products;

¡	Foreign exchange: impact of unfavourable moves in currency prices and volatility;

¡	Equity: shocks to share prices including exposures to specific markets and sectors;

¡	Commodities: adverse commodity price changes across both physical and derivative markets; and

¡	Securitised products: stresses to securitised structures and associated hedges.

Primary stresses apply moves to liquid assets incorporating up to 10 days holding period. Shock scenarios are determined by a combination of observed extreme historical moves and forward looking elements as appropriate.

Primary stresses are calculated for each asset class on a standalone basis. Risk managers calculate several stress scenarios and communicate the results to senior managers to highlight concentrations and the level of exposures. Primary stress loss limits are applied across the trading businesses and is a key market risk control.

Secondary stress tests

¡	Key tool used by management to measure illiquid market risks from extreme market movements or scenarios in each major trading asset class

Secondary stress tests are used in measuring potential losses arising from market risks that are not captured in the primary stress tests. These may relate to financial instruments or risk exposures which are not readily or easily tradable or markets that are naturally sensitive to a rapid deterioration in market conditions.

For each asset class, secondary stresses are aggregated to a single stress loss which allows the business to manage its liquid and illiquid risk factors. Limits against secondary stress losses are also applied, which allows the firm to manage and control the level of illiquid risk factors.

Stresses are specific to the exposure held and are calibrated on both observed extreme moves and some forward-looking elements as appropriate.

Business scenario stresses

¡	Key tool used by management to measure aggregated losses across the entire trading book as a result of extreme forward-looking scenarios encompassing simultaneous shocks to multiple asset classes

Business scenario stresses apply simultaneous shocks to all risk factors assessed by applying respective changes in foreign exchange rates, interest rates, credit spreads, commodities and equities to the entire portfolio, for example, the impact of a rapid and extreme slowdown in the global economy. The measure shows results on a multi-asset basis across all trading exposures. Business scenarios are used for risk appetite monitoring purposes and are useful in identifying concentrations of exposures and highlighting areas that may provide some diversification.

The estimated impact on market risk exposures is calculated and reported by the market risk management function on a frequent and regular basis. The stress scenario and the calibration on the shocks are also reviewed by market risk managers periodically for their relevance considering any market environment.

Scenarios such as a global recession, deterioration in the availability of liquidity, contagion effects of a slowdown in one of the major economies, slowdown in a major economic region and a historical event scenario are examples of business scenarios. If necessary, market event-specific scenarios are also calculated, such as, an unfavourable outcome of a US debt ceiling negotiation and the impact of a disorderly exit of quantitative easing programmes.

See page 77 for a review of business scenario stresses in 2014.

Traded market risk measurement – regulatory view

Regulatory view of traded positions

For regulatory purposes, the trading book is defined as one that consists of all positions in CRD financial instruments and commodities held either with trading intent or in order to hedge other elements of trading and which are either free of any restrictive covenants on their tradability or able to be hedged. A CRD financial instrument is defined as a contract that gives rise to both a financial asset of one party and a financial liability or equity instrument of another party.

All of the below regulatory measures, including the Standardised approach, generate market risk capital requirements, in line with the regulatory requirements set out in the Capital Requirements Directive (‘CRD IV’) and Regulation. Positions which cannot be included in the trading book are included within the banking book and generate risk capital requirements in line with this treatment.

Inclusion of exposures in the regulatory trading book

The Group maintains a Trading Book Policy which defines the minimum requirements a business must meet to run trading positions, and the process by which positions are allocated to trading or banking books. Trading intent is a key element in deciding whether a position should be treated as a trading or banking book exposure.

All trading books must be managed by the businesses that have Group permission to undertake activities that give rise to traded market risk. Prior to the Group Strategy update, announced in May 2014, this was the Investment Bank and Absa Corporate. Since the announcement, the Investment Bank, Treasury, Africa Banking and Barclays Non-Core are permitted to take traded market risk. These businesses are required to document their implementation of trading book standards which define how the Group Trading Book Policy will be implemented. In particular, businesses are expected to evidence trading intent, for example, by setting and enforcing risk and position limits and defining the consequences of breaching these limits.

Positions in the trading book are subject to market risk capital, computed using models where regulatory approval has been granted, otherwise the market risk capital requirement is calculated using standard rules as defined in the Capital Requirement Regulation (CRR), part of the CRD IV package. If any of the criteria specified in the policy are not met for a position, then that position must be allocated to the banking book.

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Management of market risk

Most of the Group’s market risk regulatory models are assigned the highest model materiality rating. Consequently, the Regulatory VaR model is subject to annual re-approval at the Executive Models Committee (EMC), which is chaired by the CRO and the CFO. EMC considers evidence of model suitability provided by the model owner, as well as an independent validation conducted by the Independent Validation Unit. The following table summarises the models used for market risk regulatory purposes and the applicable regulatory thresholds.

Valuation standards

CRR article 105 defines regulatory principles which need to be applied to fair value assets and liabilities in order to determine a prudent valuation.

The Prudent Valuation Adjustment (PVA) is applied to accounting fair values where there are a range of plausible alternative valuations. It is calculated in accordance with Article 105 of the Capital Requirements Regulation (CRR), and includes (where relevant) adjustments for the following factors: unearned credit spreads, close-out costs, operational risk, market price uncertainty, early termination, investing and funding costs, future administrative costs and model risk. The PVA includes adjustment for all fair valued financial instruments and commodities, irrespective of whether they are in the trading or banking book.

Page 293 of the 2014 Annual Report sets out the valuation control framework for accounting valuations and the related responsibilities of the Finance-product control valuations function and the Valuation Committee. This function and committee are also responsible for the oversight of the PVA and ensuring compliance with article 105 of the CRR.

Regulatory measures for traded market risk

There are a number of regulatory measures which the Group has permission to use in calculating regulatory capital (internal models approval). These are listed below:

Measure	Definition

Regulatory Value at Risk (VaR)	An estimate of the potential loss arising from unfavourable market movements calibrated to 99% confidence interval ten-day holding period.

Stressed Value at Risk (SVaR)	An estimate of the potential loss arising from a twelve-month period of significant financial stress calibrated to 99% confidence interval 10 day holding period.

Incremental Risk Charge (IRC)	An estimate of the incremental risk arising from rating migrations and defaults, beyond what is already captured in specific market risk VaR for the non-correlation trading portfolio. Uses a 99.9% confidence level and a one-year horizon.

All Price Risk (APR)	An estimate of all the material market risk, including rating migration and default for the correlation trading portfolio.

Regulatory VaR

¡	Estimates the potential loss arising from unfavourable market movements; and

¡	Regulatory VaR differs from the management approach.

VaR Variable	Regulatory	Management

Confidence interval	99%	95%

Scope	As approved by the regulator (PRA)	Management view of market risk exposures. Includes trading books and banking books exposed to price risk

Look-back period	2 years	2 years

Liquidity Horizon (holding period)	10 days	1 day

Regulatory VaR allows oversight of the total potential losses, at a given confidence level, of those trading books which received approval from the regulator to be covered via an internal model. Regulatory VaR levels contribute to the calculation of the market risk RWAs.

Management VaR allows the bank to supervise the total risk within Investment bank, including the trading book and some banking books. Management VaR is also utilised for internal capital model (economic capital).

Regulatory VaR is fundamentally the same as the Management VaR (see page 139), with the key differences listed above.

The model is complemented with RNIVs, as described on page 144 (including significant RNIVs over the year).

Stressed Value at Risk (SVaR)

¡	Estimates the potential loss arising from unfavourable market movements in a stressed environment; and

¡	Identical to Regulatory VaR, but calibrated over a one-year stressed period.

Regulatory capital is allocated to individual businesses. For regulatory capital calculation purposes the Group computes a market risk capital requirement based on a ten-day, 99% VaR metric calibrated to a period of significant financial stress. This Stressed VaR (‘SVaR’) capital requirement is added to the market risk capital requirement arising from regulatory VaR, the Incremental Risk Charge and the All Price Risk on an undiversified basis.

The SVaR model is required to be identical to the VaR model used by the Group, with the exception that the SVaR model must be calibrated to a one-year period of significant financial stress (‘the SVaR period’). The Group selects the SVaR period to be a one-year period that maximises the sum of general market risk Regulatory VaR and specific market risk Regulatory VaR for positions in scope of regulatory approval. The SVaR period is reviewed on a quarterly basis or when required by material changes in market conditions or the trading portfolio.

SVaR cannot be meaningfully backtested as it is not sensitive to current market conditions. Many market risk factors with complete historical data over a two-year period may not have complete data covering the SVaR period and consequently, more proxies may be required for SVaR than for VaR. The SVaR metric itself has the same strengths and weaknesses as the Group’s VaR model.

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Management of market risk

Incremental Risk Charge (IRC)

¡	Captures risk arising from rating migrations and defaults for traded debt instruments incremental to that already captured by Regulatory VaR and SVaR.

IRC captures the risk arising from ratings migrations or defaults in the traded credit portfolio. IRC measures this risk at a 99.9% confidence level with a one-year holding period and applies to all positions in scope for specific risk including sovereign exposure.

The Group’s IRC model simulates default and ratings transition events for individual names. The behaviour of names is correlated with one another to simulate a systemic factor to model the possibility of multiple downgrades or defaults. The correlations between non-sovereign names are based on the Basel-defined correlations stipulated in the IRB approach to measuring credit risk capital, with a fixed correlation between sovereign names.

The Group’s IRC model simulates the impact of a ratings transition by estimating the improvement or deterioration in credit spreads resulting from the transition and assumes that the historically observed average change in credit spreads (measured in relative terms) resulting from ratings transitions provides an accurate estimate of likely widening or tightening of credit spreads in future transitions. For each position, the model computes the impact of spread moves up or down at pre-specified relative movements in spread and the actual impact is obtained by interpolating or extrapolating the actual spread move from these pre-computed values.

The Group’s IRC model assumes that ratings transitions, defaults and any spread increases occur on an instantaneous basis.

All Price Risk (APR)

¡	Captures all market risks affecting the correlation trading portfolio.

APR covers the correlation trading portfolio and is intended to adequately capture all risk factors relevant to corporate Nth-to-default (on a basket of referenced names) and tranched credit derivatives. The capital requirement is based on a 99.9% confidence interval over a one-year holding period. The model generates a scenario based on a Monte Carlo simulation and revalues the portfolio under the simulated market scenario. The model captures the following risk factors in the correlation trading portfolio:

¡	Default and ratings migration over a one-year time horizon;

¡	Credit spread volatility;

¡	Recovery risk: uncertainty of the recoverable value under default;

¡	Correlation risk;

¡	Basis risk: basis between credit indices and its underlying constituents; and

¡	Hedge slippage: portfolio rebalancing assumption.

The Group’s APR model is based on the IRC model but also captures market risks not related to transition or default events, such as movements in credit spreads or correlations. These risk factors are included as part of the Monte Carlo simulation using distributions calibrated to historically observed moves.

Table 73: Market risk models selected features

Component modelled	Number of significant models and size of associated portfolio (RWAs)	Model description and methodology	Applicable regulatory thresholds

Regulatory VaR	1 model; £4.1bn	Equally-weighted historical simulation of potential daily P&L arising from market moves.	Regulatory VaR is computed with ten-day holding period and 99% confidence level.

SVaR	1 model; £7.9bn	Same methodology as used for VaR model, but using a different time series.	Regulatory SVaR is computed with ten-day holding period and 99% confidence level.

IRC	1 model; £1.1bn	Monte Carlo simulation of P&L arising from ratings migrations and defaults.	IRC is computed with one-year holding period and 99.9% confidence level.

APR	1 model; £0.3bn	Same approach as IRC, but it incorporates market-driven movements in spreads and correlations for application to correlation trading portfolios.	APR is computed with one-year holding period and 99.9% confidence level. As required in CRD IV, the APR charge is subject to a floor set with reference to standard rules charge.

See page 74 for a review of regulatory measures in 2014.

Regulatory back testing

Back testing is the method by which the Group checks and affirms that its procedures for estimating VaR are reasonable and serve its purpose of estimating the potential loss arising from unfavourable market movements. The back testing process is a regulatory requirement and seeks to estimate the performance of the regulatory VaR model if it had been employed in prior periods. Performance is measured by the number of exceptions to the model i.e. net trading P&L loss in one trading day is greater than the estimated VaR for the same trading day. The Group’s procedures could be underestimating VaR if exceptions occur regularly (a 99% confidence interval indicates that one exception will occur in 100 days).

Back testing is performed at a legal entity level, sub-portfolio levels and business-aligned portfolios (shown in the table below and in the charts on the next page) on the Group’s regulatory VaR model. Regulatory back testing compares Regulatory VaR at 99% confidence level (one-day holding period equivalent) to actual and hypothetical changes in portfolio value as defined in CRR Article 366. The consolidated Barclays Bank PLC and Barclays Capital Securities Ltd is the highest level of consolidation for the VaR models that are used in the calculation of regulatory capital.

A back testing exception is generated when a loss is greater than the daily VaR for any given day.

As defined by the PRA, a green model is consistent with a good working VaR model and is achieved for models that have four or fewer back testing exceptions in a 12-month period. Back testing counts the number of days when a loss exceeds the corresponding VaR estimate, measured at the 99% regulatory confidence level. For the Investment Bank’s DVaR model, green model status was maintained for 2014.

Back testing is also performed on management VaR to ensure it remains reasonable and fit for purpose.

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Barclays’ approach to managing risks

Management of market risk

The table below shows the VaR back testing exceptions on portfolios aligned to the Group’s business in 2014. A back testing exception is generated when a loss is greater than the VaR for a given day.

Portfolios	Total exceptions	Status

Equities	4	Green

Commodities (Core)	3	Green

Foreign exchange	0	Green

Fixed income rates	2	Green

Client capital management	0	Green

Credit sub-portfolios	0	Green

Counterparty risk trading single name trading	3	Green

Treasury	1	Green

The charts below show VaR for the Group’s regulatory portfolios where at least one exception has occurred during 2014. The dark blue lines indicate losses on the small number of days on which they exceeded the VaR amount.

The majority of the back testing exceptions in the year were driven by markets moving in a fashion unanticipated by the model, primarily due to risk factors moves that are higher than the VaR predicted based on the 99% confidence level. Additional exceptions are caused by non-VaR type risks which may be related to events, such as M&A, or due to pricing remarks in line with valuation policies. Exceptions are reported to internal management and regulators on a regular basis and exceptions are investigated to ensure the model performs as expected. Overall back testing remains in the green zone, suggesting that the VaR remains fit for purpose.

Equities

Foreign exchange

Counterparty risk trading single name trading

Commodities (Core)

Fixed income rates

Treasury

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Management of market risk

The exceptions above, including those that occurred in September and December, were not driven by common market or idiosyncratic risk factors.

Management of risks not fully captured in models, including Risks not in VaR (RNIVs)

The Group’s risk identification process captures risks that either have been observed to, or have the capacity to, produce material losses in normal and stressed market conditions. To ensure risk coverage, the range of key risks is identified following either market convention, regulatory guidance, or the specific historical experience of the Group and is considered as part of the new product processes.

In some instances, the Management and Regulatory VaR model may not appropriately measure some market risks, especially where market moves are not directly observable via prices, the Group has policies to ensure that add-ons are applied where risks are not captured by the model. RNIVs refer to those key risks that are not captured, or not adequately captured, in VaR and SVaR. RNIVs can include:

¡	Risks not fully captured elsewhere and/or illiquid risk factors such as cross-risks;

¡	Basis risks;

¡	Higher-order risks;

¡	Calibration parameters, for instance to model parameter uncertainty; and

¡	Potential losses in excess of fair valuation adjustments taken in line with the Valuation Control Framework. Please see Note 18 in the 2014 Annual Report ‘Fair value of assets and liabilities’ for more details on fair value adjustments.

The treatment of RNIVs follows whether the risks are considered VaR type or non-VaR type, which depends on, and can change with, the evolving state of financial markets:

¡	VaR-type RNIVs: Typically represent risks that are not well captured in VaR, mainly because of infrastructure limitations or methodology limitations. In this instance two metrics are calculated, a VaR RNIV and a SVaR RNIV, using the same confidence level, capital horizon and observation period as VaR and SVaR respectively and are capitalised using the same multipliers as VaR and SVaR; and

¡	Non VaR-type RNIVs: Typically represent risks which would not be well captured by any VaR model either because it represents an event not historically observed in the VaR time series (e.g., currency peg break) or a market risk factor which is not seen to move frequently (e.g. correlation). These are typically estimated using stress scenarios. The stress methodology is calibrated equivalently to at least 99% confidence level and a capital horizon of at least 10 days over an appropriate observation period, depending on the liquidity of the risk. For the purpose of regulatory capital, the capital charge is equal to the loss arising from the stress test except when these risks are already adequately captured elsewhere e.g. via the IRC or APR models, which are intended to capture certain risks not adequately covered by VaR.

For regulatory capital these RNIVs are aggregated without any offsetting or diversification benefit.

Traded market risk control

The metrics that are used to measure market risk are controlled through the implementation of an appropriate limit framework. Limits are set at the total Group level, asset class level, for example, interest rate risk, and at business level, for example, securitised products. Stress limits and many book limits, such as foreign exchange and interest rate sensitivity limits, are also used to control risk appetite.

Firm-wide limits are reported to the BFRC and are termed A-level limits for total management VaR, asset class VaR, primary stress and secondary stresses and business scenarios. These are then cascaded down by risk managers in order to meet the firm-wide risk appetite.

Each A-level limit is set after consideration is given to revenue generation opportunities and overall risk appetite approved by the Board. Compliance with limits is monitored by the independent risk functions in the trading businesses with oversight provided by Group Market Risk.

Throughout 2014, Group Market Risk continued its ongoing programme of conformance reviews on the trading businesses’ market risk management practices. These reviews are intended to verify the business’s conformance with the Market Risk Control Framework and best practices.

Traded market risk reporting

Trading businesses market risk managers produce a number of detailed and summary market risk reports daily, weekly, fortnightly and monthly for business and risk managers. Where relevant on a Group-wide basis, these are sent to Group Market Risk for review and a risk summary is presented at the Group Market Risk Committee and the trading businesses’ various market risk committees. The overall market risk profile is also presented to BFRC on a regular basis.

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Management of market risk

Management of non-traded market risk

Non-traded risk measurement

Barclays uses a range of complementary technical approaches to measure non-traded market risk.

Summary of measures for non-traded market risk

Measure	Definition

Annual earnings at risk	Impact on earnings of a parallel (upward or downward) movement in interest rates.

Economic value of equity (EVE)	Change in the present value of the banking book of a parallel (upward or downward) interest rate shock.

Economic capital	Economic Capital (EC) is held to protect against unexpected loss (in excess of expected loss) and calculated over a one-year time horizon.

Value at risk (VaR)	An estimate of the potential loss arising from unfavourable market movements, if the current positions were to be held unchanged for a set period of time.

Stress testing	Scenario based stress testing using a variety of economic parameters to quantify the impact to P&L and the balance sheet under various levels of stress.

The risk in each business is measured and controlled using both an income metric (Annual Earnings at Risk) and value metrics (Economic Value of Equity, Economic Capital and VaR).

Annual Earnings at Risk (AEaR)

AEaR measures the sensitivity of net interest income over the next one-year period. It is calculated as the difference between the estimated income using the expected base rate forecast and the lowest estimated income following a parallel increase or decrease in interest rates (200bps), subject to a minimum interest rate of 0%. 200bp shocks are consistent with industry best practice and supported by banking regulators.

The main model assumptions are:

¡	The balance sheet is kept at the current level, i.e. no growth is assumed; and

¡	Balances are adjusted for an assumed behavioural profile. This includes the treatment of fixed rate loans including mortgages.

AEaR is applied to the entire banking book, including the liquidity buffer and internal trades with the trading book to hedge against interest rate risk in the banking book exposures. The metric provides a measure of how interest rate risk may impact the Group’s earnings, providing a simple comparison between risk and returns. The main disadvantage of the metric is its short-term focus, as it only measures the impact on a position in the first 12 months. In order to counter this, the Group has implemented additional economic value risk metrics.

See page 79 for a review of AEaR in 2014.

Economic Value of Equity (EVE)

EVE calculates the change in the present value of the banking book for a parallel upward and downward interest rate (200bps) shock. This shock is useful for drawing comparisons across portfolios, and is also a regulatory reporting requirement. Note that the EVE calculation measures sensitivity in terms of present value, while AEaR measures income sensitivity.

The EVE measure is applied to the entire banking book, that is, the same coverage as AEaR, and covers the full life of transactions and hedges ensuring the risk over the whole life of positions are considered. The main weaknesses of this model stem from its simplicity. In particular, it does not capture the impact of business growth or of management actions and is based on the balance sheet as at the reporting date.

Economic Capital (EC, for recruitment, prepayment and residual risk)

EC consistent models, based on DVaR methodologies, are used to measure unexpected losses to a 99.98% confidence interval over a one-year period. Within non-traded risk, this measure aims to capture recruitment risk, prepayment risk and residual risk for banking book products (see definitions on page 137). EC metrics typically measure variations in economic value from specific sources of risk, for example, prepayment risk EC for fixed rate mortgages predicts the cost of hedging to reduce any mismatch exposure resulting from the impact of an interest rate shock on customer prepayment levels.

EC is used in the active management of the banking book. Limits are set against EC metrics and breaches trigger mitigating actions to reduce exposure to appropriate levels. EC modelling is typically applied only to fixed rate products and the majority of variable rate and administered rate portfolios are not subject to an EC measure.

An advantage of EC is that it can calculate unexpected losses to an appropriate degree of confidence given the nature of the risks and covers sources of loss beyond the scope of other models (for instance, AEaR only covers income changes over a one-year period; EVE only considers existing business and does not include any dynamic customer behaviour assumptions). The main weaknesses come from necessary simplifying assumptions. In the case of models based on statistical confidence intervals, the choice of the statistical distribution may drive under-prediction of very extreme events (i.e. the real distribution may be fat-tailed). To mitigate this, the Group continues to improve its models using long time series of historical data to capture the extreme effects.

See page 79 for a review of EC in 2014.

Value at Risk (VaR)

VaR is an estimate of the potential loss arising from unfavourable market movements, if the current positions were to be held unchanged for a set period. For internal market risk management purposes, the Group uses a historical simulation methodology with a two-year equally weighted historical period, at the 95% confidence level for banking book portfolios covered by the measure. This calculation is a present value sensitivity while AEaR is an income sensitivity.

Daily VaR is used to measure residual interest and foreign exchange risks within certain banking book portfolios.

Quarterly scaled VaR is used to measure risk in the Liquidity Buffer Investment Portfolio. The calculation uses a five-year historical period, a 95% confidence level and is scaled from daily to quarterly by an approved constant factor.

Stress testing

Stress losses are calculated for the liquidity buffer portfolio, but not subject to controlled limits.

All non-traded market risk positions are subject to the Group’s annual stress testing exercise where scenarios based on economic parameters are used to determine the potential impact of the positions on results and the balance sheet.

Non-traded market risk control

Non-traded market risk is controlled through the use of limits on many of the above risk measures. Limits are set at the total business level and then cascaded down. The total business level limits are owned by the BCROs, while the overall Group AEaR limit is agreed with Group Market Risk and approved by the FRC. Compliance with limits is monitored by the respective business market risk team with oversight provided by Group Market Risk.

Businesses manage their interest rate risk exposures by transferring this risk to Group Treasury, who will then mitigate this risk using external markets if appropriate to keep the overall exposure within the agreed risk appetite. Group policy prevents non-trading businesses to run trading books; this is only permitted for the Investment Bank, Group Treasury, Barclays Non-Core and Africa Banking.

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Management of market risk

Non-traded market risk reporting

The Group Market Risk function produces a number of detailed market risk reports on a daily, weekly, fortnightly and monthly basis, for business and risk managers. A risk summary is presented at the Group Market Risk Committee and other market risk forums.

Management of pension risk

Pension risk control

As the investment strategy of the UKRF is owned and defined by the Trustees who are independent to the Bank, pension risk is not governed by the conventional limit framework observed in traded and non-traded market risk. However, Group Market Risk have put in place a pension risk control framework to create consistency in the evaluation and monitoring of the risk in a coordinated way with other key risks across the Group.

The risk and positions are reported monthly to the Group Market Risk Committee and periodically to the Pension Management Group (PMG), Pension Executive Board (PEB) and BFRC.

Group Market Risk is responsible for the ongoing challenge of the risk profile and to that aim will ensure the following:

¡	Review, at least annually the main assumptions underlying the calculation of IAS 19 liabilities;

¡	Ensure a continuous and detailed interaction exists between Group Market Risk, the pension asset manager and other key stakeholders;

¡	To conduct, where necessary, any ad-hoc analyses to ensure a consistent view of the risk positions of the fund; and

¡	Conducting Group-wide and regulatory stress tests for pension risk.

Pension risk measurements

The following metrics are used to describe pension risk:

¡	Asset/liability gap under IAS19, funding and solvency rules;

¡	Asset VaR and liability VaR; and

¡	Total pension risk VaR i.e. which includes potential diversification between assets and liabilities.

The VaR used for pension risk is calibrated at a 95% confidence level, with a one-year horizon to reflect the long-term nature of the risk. While the asset portfolio is sensitive to the volatility of any asset class the pension asset manager invests in, the liabilities are mainly exposed to interest rates and corporate credit spreads which are the main components of the discount rate and inflation.

See page 81 for a review of pension risk in 2014.

Management of insurance risk

Insurance risk measurement

Risk measurement is largely based on best practice actuarial methodologies for the measurement of assets and liabilities, capital quantification and for the monitoring of exposures against predetermined limits, in compliance with regulatory standards relevant to their application. The methodology can be deterministic or stochastic (both closed-form and simulation), depending on the application. Capital adequacy calculations are calculated at a 99.5% confidence level for regulatory purposes, and a higher confidence level for economic capital purposes. Absa Life extrapolates the underwriting Capital Adequacy Requirement (CAR) by assuming that life underwriting risk follows an appropriate statistical distribution.

The estimation of insurance technical provisions requires a number of assumptions. The appropriateness of the actuarial assumptions are reviewed by the independent external actuaries. Furthermore, the internal risk function acts as second line of defence, and provides oversight, review and challenge to the actuarial functions. Assumptions are made around demographic factors (e.g. mortality, morbidity), statistical factors (e.g. claims incidence, reporting and development patterns), and economic factors (e.g. yield curves, market returns). Stress testing can also be used to isolate and examine the impact of specific, or combinations of, variables.

Insurance risk control

Insurance risk is managed within Barclays Africa Group Limited. From an economic capital perspective, four significant categories of insurance risk and their governance procedures are:

¡	Short-term insurance underwriting risk: monitored on a quarterly basis by the Underwriting Committee to ensure the risk taken is in line with underwriting guidelines and appropriately priced and reserved for. Risk governance is monitored by the Control Review Committee (CRC), the Actuarial Review Committee (ARC) and Key Risk reporting;

¡	Life insurance underwriting risk: monitored on a quarterly basis by the Underwriting Committee to ensure the risk taken is in line with underwriting guidelines and appropriately priced and reserved for. Risk governance is monitored by the CRC, the ARC and Key Risk reporting;

¡	Life insurance mismatch risk: monitored every other month by the entity’s Capital and Investment Risk Committee. A quarterly review is conducted by the Wealth, Investment Management and Insurance (WIMI) Capital and Investment Risk Committee, and an annual review by the ARC; and

¡	Life and short-term insurance investment risk: monitored by the entity Capital and Investment Risk Committee on at least a quarterly basis.

Short-term insurance underwriting activities are undertaken by Absa Insurance Company and Absa idirect. Life insurance underwriting activities are undertaken by Absa Life, Barclays Life Botswana, Barclays Life Zambia and Woolworths Financial Services (through an Absa Life cell captive). Global Alliance Mozambique underwrites both life and short-term insurance business.

Short-term insurance underwriting risk, life insurance underwriting risk, life insurance mismatch risk and investment risks are core to the business of the insurance entities. The successful management of these risks ultimately impacts the success of the entities. The same risk management frameworks and governance structures that enabled the effective management of risks for the South African entities are implemented and embedded in any new entities.

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Barclays’ approach to managing risks

Management of securitisation exposures

Securitisations give rise to credit, market and other risks. This section discusses the types of business activities we undertake and exposures that we incur in the course of activities related to securitisations.

¡	The objectives pursued in securitisation activities and the types of activities undertaken are discussed on page 148

¡	A description of the risks incurred in the course of securitisation activities, and how we manage them, is contained on page 149

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Barclays’ approach to managing risks

Management of securitisation exposures

This section discloses information about the Group’s securitisation activities distinguishing between the various functions performed in supporting its customers and managing its risks. It includes traditional securitisations as well as synthetic transactions effected through the use of derivatives.

For the purposes of Pillar 3 disclosures on pages 84 to 94, a securitisation is defined as a transaction or scheme where the payments are dependent upon the performance of a single exposure or pool of exposures and where the subordination of tranches determines the distribution of losses during the ongoing life of the transaction or scheme. Such transactions are ordinarily undertaken to transfer risk for the Group or on behalf of a client.

The Group also undertakes funding transactions for the purposes of generating term liquidity. The nature of these transactions means they are not considered under the regulatory securitisation framework (as defined under Part Three, Title II, Chapter 5 of the CRR, part of the CRD IV package). For that reason, these types of transactions are excluded from the quantitative disclosures on pages 84 to 94. Other types of transactions, for instance certain government-guaranteed transactions, are also outside of the framework and not disclosed in this section.

Objectives of securitisation activities

In the course of its business, the Group has undertaken securitisations of its own originated assets as well as the securitisation of third party assets via special purpose vehicles, sponsored conduit vehicles and shelf programmes.

The Group has securitised its own originated assets in order to manage the Group’s credit risk position and to generate term liquidity for the Group balance sheet. In addition, the Group has warehoused assets prior to securitising them at clients’ request. The Group also participates in primary securitisations in commercial mortgage-backed securities (CMBS), agency CMBS and asset-backed securities (ABS), and distributes bonds to clients.

Further, the Group makes a secondary market for a range of European and American securitised products, including agency residential mortgage-backed securities (RMBS), non-agency RMBS, CMBS and ABS. The Group also provides derivative transactions to securitisations sponsored by itself and third parties. These transactions are included in the Group trading book and form part of its market-making activities in interest rate and foreign exchange products.

The role and involvement of the Group in securitisations in 2014

The Group adopts the following roles in the securitisation processes in which it is involved:

Originator of assets prior to securitisation

The Group originates or purchases commercial mortgage loans or asset-backed loans for the purpose of securitisation. The securities are then sold to investors through a broker-dealer subsidiary.

Providing residential mortgage warehousing facilities for third-party assets prior to securitisation or exit via whole-loan sale

The Group provides warehouse financing to third party residential mortgage whole loan originators, largely for agency eligible loans that can be securitised by the Federal National Mortgage Association (‘Fannie Mae’), the Federal Home Loan Mortgage Corporation (‘Freddie Mac’), or the Government National Mortgage Association (‘Ginnie Mae’).

Executor of securitisation trades including bond marketing and syndication

The Group transacts primarily as a principal in investment-grade ABS and CMBS with institutional investors and other broker-dealers. Products include consumer ABS (e.g. credit card, student loan and auto), non-traditional ABS (e.g. timeshares, cell towers, whole business securitisations), asset-backed collateralised debt obligations (ABS

CDO), CMBS bonds, commercial real estate collateralised debt obligations (CRE CDO), and Fannie Mae delegated underwriting and servicing bonds (DUS).

The Group may also originate and purchase commercial mortgage loans for the purpose of securitisation for sale to investors. The Group also transacts directly with government-sponsored entities as placement agent to structure and underwrite or distribute new issues.

The bank may also trade all non-agency prime, alternative-A (Alt-A), and subprime mortgage-backed securities issued by financial institutions on behalf of private label mortgage originators. Products include non-agency pass-through securities, adjustable-rate mortgages (ARMs) and collateralised mortgage obligations (CMOs). The bank can also create re-securitisations of real estate mortgage investment conduits (Re-REMICs) of mortgage-backed securities.

Purchaser of third party securitisations to support client franchise

The Group may purchase third party securitisations, acting as an investor. The Group also funds on its own balance sheet securitisations similar to the ones funded via its sponsored conduits. In such transactions the Group would not be defined as an originator or sponsor for regulatory purposes.

Sponsoring conduit vehicles

The Group acts as managing agent and administrative agent of two multi-seller asset-backed commercial paper (ABCP) conduits, Sheffield Receivables Corporation (Sheffield) and Salisbury Receivables Company LLC (Salisbury), through which interests in securitisations of third-party-originated assets are funded via the issuance of asset-backed commercial paper.

From a regulatory perspective, the Group would be defined primarily as a sponsor of these two multi-seller conduits: Sheffield and Salisbury. In relation to such conduit activity, the Group provides all or a portion of the backstop liquidity to the commercial paper, programme-wide credit enhancement and, as appropriate, interest rate and foreign currency hedging facilities. The Group receives fees for the provision of these services.

The conduits are vehicles that hold securities classified as available for sale, measured at fair value with changes in fair value recognised through other comprehensive income (OCI) and non-securities classified as loans and receivables, measured at amortised cost on their stand-alone financial statements. They fund the assets through the issuance of asset-backed commercial paper. Note that conduit vehicles are consolidated for accounting but not regulatory purposes.

Funding transactions to generate term liquidity

Secured funding forms a component of the Group’s diversified funding sources providing access to secured market counterparties and complementing the diversification of funding by maturity, currency and geography. The Group issues ABS and covered bonds that are secured primarily by customer loans and advances. In 2014, the Group raised secured term funding (including both private and public issuances).

The Group currently manages four primary, on-balance sheet asset-backed funding programmes to obtain term financing for mortgage and credit card lending. The UK regulated covered bond and the residential mortgage master trust securitisation programmes both utilise assets originated by the Group’s UK residential mortgage business. The third programme is a credit card master trust securitisation and uses receivables from the Group’s UK credit card business. The fourth programme is the first securitisation programme backed by US domiciled credit card receivables registered with the SEC in Q4 2012.

Synthetic transactions

The Group participates in a number of risk transfer schemes under the UK NewBuy umbrella. These are cash collateralised and insolvency-remote insurance structures which fall under the BIPRU 9 framework for regulatory capital reporting purposes.

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Barclays’ approach to managing risks

Management of securitisation exposures

Securitisation risks, monitoring and hedging policies

Capital requirements against securitisation exposures are subject to a separate framework under CRD IV (see CRR article 449) to account for the particular characteristics of this asset class. For risk management purposes, however, a securitisation transaction is aligned to the risk type to which it gives rise.

Credit risks

In a securitisation structure, the payments are dependent upon the performance of a single exposure or pool of exposures. As these underlying exposures are usually credit instruments, the performance of the securitisation is exposed to credit risk.

Securitisation exposures are subject to the Group Credit Risk policies and procedures. This includes the requirement to review in detail each transaction at a minimum on an annual basis. As collateral risk is the primary driver the analysis places a particular focus on the underlying collateral performance, key risk drivers, servicer due diligence and cash flows, and the impact of these risks on the securitisation notes. The risk is addressed through the transaction structure and by setting an appropriate modelled tolerance level. Structural features incorporate wind-down triggers set against factors including, but not limited to, defaults/charge-offs, delinquencies, excess spread, dilution, payment rates and yield, all of which help to mitigate potential credit deterioration. Qualitative aspects such as counterparty risk and ancillary issues (operational and legal risk) are also considered. Changes to the credit risk profile of securitisation exposures will also be identified through ongoing transaction performance monitoring. In addition, periodic stress tests of the portfolio are conducted as part of ongoing risk management as well as in response to Group-wide or Regulatory requests. This process is also applied to re-securitisation exposures.

The principal committee responsible for the monitoring of the credit risk arising from securitisations is Credit Portfolio Risk Committee (CPRC) and Wholesale Credit Risk Management Committee (WCRMC). Executive responsibility rests with the Head of Counterparty and Financial Institutions Credit Risk.

Market and liquidity risks

In addition to credit risk, the securitised assets (including those underlying re-securitisations) are subject to liquidity risk, interest rate risk, and, in some instances, FX risk. The nature and scale of these risks varies from transaction to transaction – for example, individual retail exposures have very limited liquidity in their own right, but are marketable as a pool or in securitised form.

In providing warehouse financing, the Group is exposed to mark to market (if counterparty defaults on related margin call).

A securitisation is a financial transaction in which assets are pooled and securities representing interest in the pool are issued. Those securities are frequently credit and time tranched. The key risks of securitisation structures are interest rate, credit, spread, prepayment and liquidity risk. Interest rate and spread risk is hedged with standard liquid interest rate instruments (i.e. Treasury swaps). The universe of hedging instruments for credit and prepayment risk is limited and relatively illiquid resulting in basis risks. Market risk for securitised products is measured, controlled and limited through a suite of VaR, non-VAR and stress metrics in accordance with the Group’s Market Risk Policies and Procedures.

Hedging

Securitisation and re-securitisation exposures benefit from the relative seniority of the exposure in the capital structure. Due to lack of availability in the credit default swap market for individual asset-backed securities, there are no material CDS hedge counterparties relating to the securitisation and re-securitisation population.

Operational risks

Operational risks are incurred in all of the Group’s operations. In particular, all securitised (and re-securitised) assets are subject to a degree of risk associated with documentation and the collection of cash flows.

In providing warehouse financing, we incur potential operational risks related to representations and warranties should it be later discovered that the underlying loans were not underwritten to agency agreed criteria. Such risks are mitigated by daily collateral margining and ready agency bids. Market risk is also mitigated by employing forward trades.

The Operational Risk and Control Committee oversees the management of operational risks for the entire range of the Group’s activities.

Rating methodologies, ECAIs and RWA calculations

RWAs reported for securitised and re-securitised banking book and trading book assets at 31 December 2014 are calculated in line with CRR and UK PRA rules and guidance. The Group has approval to use, and therefore applies, the internal ratings based approach for the calculation of RWAs where appropriate, and the standardised approach elsewhere.

The Group employs eligible ratings issued by nominated External Credit Assessment Institutions (ECAIs) to risk weight its securitisation and re-securitisation exposure where their use is permitted. Ratings are considered eligible for use if they comply with requirements in both CRR and European Credit Rating Agency regulation. The ECAIs nominated by the Group for this purpose are Standard and Poor’s, Moody’s, Fitch and DBRS.

As required by CRR, the Group uses credit ratings issued by these ECAIs consistently for all exposures within the securitisation exposure class. For that reason, there is no systematic assignment of particular agencies to types of transactions within the securitisation exposure class.

For each Asset-Backed Commercial Paper (ABCP) transaction, the internal assessment approach (IAA) framework mirrors the ECAI methodology, which also includes Moody’s and S&P, who rate the Sheffield and Salisbury programmes. Under the IAA framework, the securitisation exposure must be internally rated, and the bank’s internal assessment process must meet certain requirements in order to map its own internal rating to an ECAI. Stress testing on a securitisation structure is performed as prescribed by an ECAI methodology for the relevant ratings level, and is at least as conservative as the published methodology. Stress factors may include, among other factors, asset yields, principal payment rates, losses, delinquency rates and interest rates.

In determining an internal rating, collateral risks are the primary driver and are addressed through the transaction structure and modelled statistical confidence. The analysis reflects the Group’s view on the transaction, including dilution risk, concentration and tenor limits, as well as qualitative aspects such as counterparty risk and important ancillary issues (operational and legal risks). The adequacy and integrity of the servicer’s systems and processes for underwriting, collections policies and procedures are also reviewed. The Group conducts a full due diligence review of the servicer for each transaction. Each transaction is reviewed on, at least, an annual basis with a focus on the performance of underlying assets. The results of any due diligence review and the financial strength of the seller/servicer, are also factored into the analysis. Ratings of the transaction are reaffirmed with the most up to date ECAI methodologies. Any transaction which deviates from the current methodology is amended accordingly.

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Barclays’ approach to managing risks

Management of securitisation exposures

Summary of the accounting policies for securitisation activities

Certain Group-sponsored entities have issued debt securities or have entered into funding arrangements with lenders in order to finance specific assets. An entity is consolidated by the Group when the Group has control over the entity. The Group controls an entity if it has all of the three elements of control which are i) power over the entity; ii) exposure, or rights, to variable returns from its involvement with the entity; and iii) the ability to use its power over the entity to affect the amount of the Group returns.

The consolidation treatment must be initially assessed at inception and is reassessed if facts and circumstances indicate that there are changes to one or more of the three elements of control.

Generally, any assets that are awaiting securitisation are valued using the appropriate method for the asset class but considering the intent; typically, the securitised assets will have been included on the Group balance sheet and are measured at fair value though P&L, as they are classified as held for trading or are reflected at fair value through profit and loss, under the IAS 39 fair value option. However some non-derivative assets held prior to securitisation may qualify as loans and receivables and are measured at amortised cost. When securitised assets have been included on the Group balance sheet it is necessary to consider whether those assets may be removed from the Group balance sheet. Assets which have been transferred to third parties (i.e. an unconsolidated Group entity) will remain on the Group balance sheet, and be treated as financings, unless the following criteria apply:

¡	Substantially all the risks and rewards associated with the assets have been transferred, in which case, they are derecognised in full; or

¡	If a significant portion, but not all, of the risks and rewards have been transferred, the asset is derecognised entirely if the transferee has the ability to sell the financial asset, otherwise the asset continues to be recognised only to the extent of the Group’s continuing involvement.

Note that any support arrangements would be recognised only if they met relevant IFRS criteria. In addition, any financial guarantees to unconsolidated entities may give rise to a provision under IAS 37. Finally, under IFRS 12 any financial support or contractual arrangement that could require financial support from the Group would have to be disclosed (see Note 39 in the 2014 Annual Report). Note, however, that the Group has a Significant Risk Transfer policy that does not allow for any support to be provided to any transactions that fall under the securitisation framework.

Assets may be transferred to a third party through a legal sale or an arrangement that meets the ‘passthrough’ criteria where the substance of the arrangement is principally that the Group is acting solely as a cash collection agent on behalf of the eventual recipients.

Where the transfer applies to a fully proportionate share of all or specifically identified cash flows, the relevant accounting treatment is applied to that proportion of the asset.

When the above criteria support the case that the securitisation should not be accounted for as financing, the transaction will result in sale treatment or partial sale treatment to the extent the Group has no continuing involvement. Where the Group has continuing involvement the assets will continue to be recognised to the extent of the continuing involvement. Gains are recognised to the extent that proceeds that can be measured using observable market data exceed the assets derecognised.

Any retained interests, which will consist of loans and/or securities depending on the nature of the transaction, are valued in accordance with the Group’s Accounting Policies, as set out in the 2014 Annual Report. To the extent that these interests are measured at fair value, they will be included within the fair value disclosures in the financial statements in the Annual Report. As outlined in these disclosures, key valuation assumptions for retained interests of this nature will include spreads to discount rates, default and recovery rates and prepayment rates that may be observable or unobservable.

In a synthetic securitisation transaction, the underlying assets are not sold into the relevant special purpose entity (SPE). Instead, their performance is transferred into the vehicle through a synthetic instrument such as a CDS, a credit linked note or a financial guarantee. The accounting policies outlined above will apply to synthetic securitisations.

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Barclays’ approach to managing risks

Management of operational risk

The sources of operational risks, and how those risks are managed, are detailed in this section.

¡	The types of risks that are classified as operational risks are described on page 152

¡	Governance, management and measurement techniques are covered on pages 153 and 154

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Barclays’ approach to managing risks

Management of operational risk

Operational risk management overview

Operational risk is defined as any instance where there is a potential or actual impact to the Group resulting from inadequate or failed internal processes, people, systems, or from an external event. The impacts to the Group can be financial, including losses or an unexpected financial gain, as well as non-financial such as customer detriment, reputational or regulatory consequences.

Overview

The management of operational risk has two key objectives:

¡	Minimise the impact of losses suffered, both in the normal course of business (small losses) and from extreme events (large losses); and

¡	Improve the effective management of the Group and strengthen its brand and external reputation.

The Group is committed to the management and measurement of operational risk and was granted a waiver by the FSA (now the PRA) to operate an Advanced Measurement Approach (AMA) for operational risk, which commenced in January 2008. The majority of the Group calculates regulatory capital requirements using AMA (93% of capital requirements), however, in specific areas the Basic Indicator Approach (7%) is applied. The Group works to benchmark its internal operational risk management and measurement practices with peer banks and to drive the further development of advanced techniques.

Organisation and structure

The Group is committed to operating within a strong system of internal control that enables business to be transacted and risk taken without exposing itself to unacceptable potential losses or reputational damage. The Group has an overarching framework that sets out the approach to internal governance (The Barclays Guide). This guide establishes the mechanisms and processes by which the Board directs the organisation, through setting the tone and expectations from the top, delegating its authority and monitoring compliance. A key component of the Barclays Guide is the ERMF, the purpose of which is to identify and set minimum requirements in respect of the main risks to achieving the Group’s strategic objectives and to provide reasonable assurance that internal controls are effective.

The key elements of the Group’s system of internal control, which is aligned to the recommendations of The Committee of Sponsoring Organizations of the Treadway Commission, Internal Control – Integrated Framework (COSO), are set out in the risk control frameworks relating to each of the Group’s Key Risks and in the Group Operational Risk Framework.

Operational Risk comprises a number of specific Key Risks defined as follows:

¡	CyberSecurity: risk of loss or detriment to Barclays business and customers as a result of actions committed or facilitated through the use of networked information systems;

¡	External supplier: inadequate selection and ongoing management of external suppliers;

¡	Financial reporting: reporting mis-statement or omission within external financial or regulatory reporting;

¡	Fraud: dishonest behaviour with the intent to make a gain or cause a loss to others;

¡	Information: inadequate protection of the Group’s information in accordance with its value and sensitivity;

¡	Legal: failure to identify and manage legal risks;

¡	Payments: failure in operation of payments processes;
¡	People: inadequate people capabilities, and/or performance/reward structures, and/or inappropriate behaviours;

¡	Premises & security: unavailability of premises (to meet business demand) and/or safe working environments, and inadequate protection of physical assets, employees and customers against external threats;

¡	Taxation: failure to comply with tax laws and practice which could lead to financial penalties, additional tax charges or reputational damage;

¡	Technology: failure to develop and deploy secure, stable and reliable technology solutions; and

¡	Transaction operations: failure in the management of critical transaction processes.

In order to ensure complete coverage of the potential adverse impacts on the Group arising from operational risk, the operational risk taxonomy extends beyond the operational Key Risks listed above to cover areas included within conduct risk. For more information on Conduct Risk please see pages 163 to 164.

These risks may result in financial and/or non-financial impacts including legal/regulatory breaches or reputational damage.

The Operational Risk Framework comprises a number of elements which allow the Group to manage and measure its operational risk profile and to calculate the amount of operational risk capital that the Group needs to hold to absorb potential losses. The minimum, mandatory requirements for each of these elements are set out in the group operational risk policies. This framework is implemented across the Group:

¡	Vertically, through the organisational structure with all businesses required to implement and operate an operational risk framework that meets, as a minimum, the requirements detailed in these operational risk policies; and

¡	Horizontally, with the Group key risk officers required to monitor information relevant to their Key Risk from each operational risk framework element.

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Barclays’ approach to managing risks

Management of operational risk

The prime responsibility for the management of operational risk and the compliance with control requirements rests with the business and functional units where the risk arises. The Operational risk function acts in a second line of defence capacity and provides oversight and challenge of the business operational risk profile escalating issues as appropriate.

The Group Head of Operational Risk is responsible for establishing, owning and maintaining an appropriate Group-wide Operational Risk Framework and for overseeing the portfolio of Operational risk across the Group. The Operational Risk & Control Committee (OR&CC) is the senior executive body responsible for the oversight and challenge of Operational risk and the control environment. Depending on their nature, the outputs of the OR&CC are presented to the BCORR or the BAC.

At the business level, operational risk is monitored by executive management through specific meetings which cover governance, risk and control. Businesses are required to report their operational risks on both a regular and an event-driven basis. The reports include a profile of the material risks that may threaten the achievement of their objectives and the effectiveness of key controls, material control issues, operational risk events and a review of scenarios and capital.

Operational risk management is represented at the business meetings and provides specific risk input into the issues highlighted and the overall risk profile of the business. Operational risk issues escalated from these meetings are considered at the OR&CC and from time to time businesses are required to present a deep-dive of their operational risk and control environment. The committee then considers material control issues and their effective remediation. On control issues, the OR&CC additionally presents to the BAC.

Specific reports are prepared by businesses, Key Risk Officers and Group Operational Risk on a regular basis for OR&CC, BCORR and BAC.

Operational risk management

The Operational Risk framework is a key component of the ERMF and has been designed to meet a number of external governance requirements including the Basel Capital Accord, the Capital Requirements Directive and Turnbull guidance as an evaluation framework for the purposes of Section 404(a) of the Sarbanes-Oxley Act. It also supports the Sarbanes-Oxley requirements.

The operational risk framework includes the following elements:

Risk and control self-assessments

The Group identifies and assesses all material risks within each business and evaluates the key controls in place to mitigate those risks. Managers in the businesses use self-assessment techniques to identify risks, evaluate the effectiveness of key controls in place and assess whether the risks are effectively managed within business risk appetite. The businesses are then able to make decisions on what, if any, action is required to reduce the level of risk to the Group. These risk assessments are monitored on a regular basis to ensure that each business continually understands the risks it faces.

Risk events

An operational risk event is any circumstance where, through the lack or failure of a control, the Group has actually, or could have, made a loss. The definition includes situations in which the Group could have made a loss, but in fact made a gain, as well as incidents resulting in reputational damage or regulatory impact only.

A standard threshold is used across the Group for reporting risk events and part of the analysis includes the identification of improvements to processes or controls, to reduce the recurrence and/or magnitude of risk events. For significant events, both financial and non-financial, this analysis includes the completion of a formal lessons learnt.

The Group also uses a database of external risk events which are publicly available and is a member of the Operational RiskData eXchange (ORX), a not-for-profit association of international banks formed to share anonymous loss data information. This external loss information is used to support and inform risk identification, assessment and measurement.

Key indicators

Key indicators (KIs) are metrics which allow the Group to monitor its operational risk profile. KIs include measurable thresholds that reflect the risk appetite of the business and are monitored to alert management when risk levels exceed acceptable ranges or risk appetite levels and drive timely decision making and actions.

Operational risk appetite

The Group’s approach to determining its operational risk appetite combines both quantitative measures and qualitative judgement, in order to best reflect the nature of non-financial risks.

The monitoring and tracking of operational risk measures is supplemented with qualitative review and discussion at senior management executive committees on the action being taken to improve controls and reduce risk to an acceptable level.

Operational risk appetite is aligned to the Group’s Risk Appetite Framework. The BCORR considers and recommends to the Board for approval, via the BEWRC, the Group’s risk appetite statement for operational risk based on performance in the current year and the projections for financial volatility for the following year.

Key Risk appetite statements are agreed utilising the same approach and are contained within the respective Key Risk Frameworks.

Reporting

The ongoing monitoring and reporting of operational risk is a key component of the Operational Risk Framework. Reports are used by the operational risk function and by business management to understand, monitor, manage and control operational risks and losses.

The operational risk profile is reviewed by senior management at the OR&CC and the Board at the BCORR.

Key risk scenarios

Key risk scenarios are a summary of the extreme potential risk exposure for each Key Risk in each business and function, including an assessment of the potential frequency of risk events, the average size of losses and three extreme scenarios. The key risk scenario assessments are a key input to the Advanced Measurement Approach calculation of regulatory and economic capital requirements (see following section on operational risk measurement). The assessment considers analysis of internal and external loss experience, key risk indicators, risk and control self-assessments and other risk information. The businesses and functions analyse potential extreme scenarios, considering the:

¡	Circumstances and contributing factors that could lead to an extreme event;

¡	Potential financial and non-financial impacts (for example reputational damage); and

¡	Controls that seek to limit the likelihood of such an event occurring, and the mitigating actions that would be taken if the event were to occur (for example crisis management procedures, business continuity or disaster recovery plans).

Management may then conclude whether the potential risk is acceptable (within appetite) or whether changes in risk management control or business strategy are required.

The key risk scenarios are regularly re-assessed taking into account trends in risk factors such as mis-selling, conduct and financial crime risks.

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Management of operational risk

Operational risk measurement

The Group assesses its operational risk capital requirements using an Advanced Measurement Approach. The approach involves estimating the potential range of losses that could be incurred in a year from operational risk events, using statistical distributions. Regulatory capital requirements are set to cover 99.9% of the estimated losses. The Group also assesses its economic capital requirements to cover 99.98% of the estimated losses that exceed the typical losses (diversified across all risk classes).

The potential frequency and severity of losses is estimated for each Key Risk (within the operational risk category, including conduct) across the Group’s businesses and functions. The potential range of individual loss severities is represented by a statistical distribution, estimated from the average loss size and three extreme scenarios (from Key Risk Assessments), as well as loss data from the Operational RiskData eXchange (ORX).

The capital calculation also takes into account the possibility of dependences between operational risk losses occurring in a year (between businesses and functions and between risks). Greater allowance is made for correlation between losses within businesses than between the different types of risk, as regulators require that the Group allows sufficient conservatism to allow for potential correlation in times of stress.

In certain joint ventures and associates, the Group uses the Basic Indicator Approach to determine the capital requirements: the Africa RBB businesses, including Barclays Bank Mozambique and National Bank of Commerce (Tanzania); Barclays Bank PLC Pakistan; the business activities acquired from Lehman Brothers; the portfolios of assets purchased from Woolworths Financial Services in South Africa, Citi Cards Portugal and Italy, Standard Life Bank, ING Direct, MBNA Corporate Cards, Upromise, RCI, Egg Cards, EdCon, Sallie Mae and Ameriprice.

Insurance

As part of its risk management approach, the Group also uses insurance to mitigate the impact of some operational risks.

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Barclays’ approach to managing risks

Management of funding risk

This section provides an analysis of the management of liquidity and capital risk.
¡	Liquidity risk, with a focus on how it is managed to ensure that resources are adequate at all times including under stress, is discussed on pages 156 to 158

¡	Capital risk, including how the risk of insufficient capital and leverage ratios is managed, is discussed on pages 158 to 159

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Barclays’ approach to managing risks

Management of funding risk

Funding Risk

The ability of the Group to achieve its business plans may be adversely impacted if it does not effectively manage its capital (including leverage) and liquidity ratios. Group Treasury manage Funding Risk on a day-to-day basis with the Group Treasury Committee acting as the principle management body.

Group Treasury manage Funding Risk on a day-to-day basis with the Group Treasury Committee acting as the principal management body. In 2014, to ensure effective oversight and segregation of duties and in line with the ERMF, the Key Risk Officer duties and conformance responsibilities were transferred from Treasury to Risk.

Capital and Liquidity Risks are separate Key Risks under Funding risk; these are covered below.

Liquidity Risk

Liquidity risk is the risk that a firm, although solvent, either does not have sufficient financial resources available to enable it to meet its obligations as they fall due, or can secure such resources only at excessive cost. This also results in a firm’s inability to meet regulatory liquidity requirements. This risk is inherent in all banking operations and can be affected by a range of Group-specific and market-wide events.

Liquidity risk is the risk that a firm, although solvent, either does not have sufficient financial resources available to enable it to meet its obligations as they fall due, or can secure such resources only at excessive cost. This also results in a firm’s inability to meet regulatory liquidity requirements. This risk is inherent in all banking operations and can be affected by a range of Group-specific and market-wide events.

The Board has formally recognised a series of risks that are continuously present in Barclays and materially impact the achievement of Barclays objectives one of which is Funding risk. Liquidity risk is recognised as a Key risk within Funding risk. The efficient management of liquidity is essential to the Group in retaining the confidence of the financial markets and ensuring that the business is sustainable. Liquidity risk is managed through the Liquidity Risk Management Framework (the Liquidity Framework) which is designed to meet the following objectives:

¡	To maintain liquidity resources that are sufficient in amount and quality and a funding profile that is appropriate to meet the liquidity risk appetite as expressed by the Board; and

¡	To maintain market confidence in the Group’s name.

This is achieved via a combination of policy formation, review and governance, analysis, stress testing, limit setting and monitoring. Together, these meet internal and regulatory requirements.

Governance and organisation

Barclays Treasury operates a centralised governance control process that covers all of the Group’s liquidity risk management activities. As per Enterprise Risk Management Framework the Treasury Key Risk Officer (KRO) approves the Liquidity Framework under which the treasury function operates. The Treasury KRO reports into the Head of Financial Risk (Principal Risk Officer) and has an independent reporting line to the risk function. The Liquidity Framework is subject to annual review. The Liquidity Framework describes liquidity policies and controls that the Group has implemented to manage liquidity risk within the Liquidity Risk Appetite.

The Board sets the Group’s Liquidity Risk Appetite (LRA), being the level of risk the Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations. The Treasury Committee is responsible for the management and governance of the mandate defined by the Board and includes the following sub committees:

¡	The Funding and Liquidity Risk Committee is responsible for the review, challenge and recommendation of the Liquidity Framework to the Treasury Committee

¡	The Liquidity Management Committee is responsible for managing the liquidity of the Group in the event of a liquidity stress

Ongoing business management

Liquidity risk framework

Barclays has a comprehensive Liquidity Framework for managing the Group’s liquidity risk. The Liquidity Framework is designed to deliver the appropriate term and structure of funding consistent with the Liquidity Risk Appetite set by the Board.

The Liquidity Framework incorporates a range of ongoing business management tools to monitor, limit and stress test the Group’s balance sheet and contingent liabilities and a Contingency Funding Plan. Limit setting and transfer pricing are tools that are designed to control the level of liquidity risk taken and drive the appropriate mix of funds, which together reduce the likelihood that a liquidity stress event could lead to an inability to meet the Group’s obligations as they fall due. The stress tests assess potential contractual and contingent stress outflows under a range of scenarios, which are then used to determine the size of the liquidity pool that is immediately available to meet anticipated outflows, if a stress occurred.

The Group maintains a Contingency Funding Plan which details how liquidity stress events of varying severity would be managed. Since the precise nature of any stress event cannot be known in advance, the plans are designed to be flexible to the nature and severity of the stress event and provide a menu of options that could be used as appropriate at the time. Barclays also maintains Recovery Plans which consider actions to generate additional liquidity in order to facilitate recovery in a severe stress.

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Barclays’ approach to managing risks

Management of funding risk

Ongoing business management		Early signs/ Mild stress		Severe Stress		Recovery		Resolution

¡ ¡ ¡	LRA and Planning Liquidity limits Early Warning Indicators Committee	¡ ¡	Monitoring and review Low cost actions and balance sheet optimism	¡ ¡	Activate Contingency Funding Plan Balance sheet reduction and business limitations	¡	Asset and liability actions to generate additional liquidity	¡	Ensure an orderly resolution can be carried out if necessary, without adverse systemic risk or exposing the public fund to loss

Risk Appetite and Planning

Under the Liquidity Framework, Barclays has established a Liquidity Risk Appetite (LRA) together with the appropriate limits for the management of the liquidity risk. This is the level of liquidity risk the Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations. The key expression of the liquidity risk is through internal stress test. It is measured with reference to the liquidity pool compared to anticipated stressed net contractual and contingent outflows for each of three stress scenarios.

The LRA for internal stress test is approved by the Board. The LRA is reviewed on a continuous basis and is subject to formal review at least annually as part of the Individual Liquidity Adequacy Assessment (ILAA).

Statement of Liquidity Risk Appetite: The Board has approved that the Group will maintain target survival periods. These are expressed in the form of positive cash flows over designated time horizons. The Board has approved:

¡	30 days under Barclays specific stress;

¡	90 days under market wide stress; and

¡	30 days under a combined stress.

The stress outflows are used to determine the size of the Group Liquidity Pool, which represents those resources immediately available to meet outflows in a stress. In addition to the liquidity pool, the Liquidity Framework provides for other management actions, including generating liquidity from other liquid assets on the Group’s balance sheet in order to meet additional stress outflows, or to preserve or restore the Liquidity Pool in the event of a liquidity stress.

Liquidity Limits

Barclays manages limits on a variety of on and off-balance sheet exposures, a sample of which is shown in the table below. These limits serve to control the overall extent and composition of liquidity risk taken by managing exposure to the cash outflows.

Examples of Liquidity limits

Liquidity buffer composition	FX cash flow limits	Concentration limits	Structured Notes limits

Secured Mismatch limits	Debt Buyback limits	Off-balance sheet commitment limits	Ratings Downgrade limits

Internal Pricing and Incentives

Barclays actively manages the composition and duration of the balance sheet and of contingent liabilities through the transfer of liquidity premium directly to business units. Liquidity premiums are charged and credited to businesses according to the behavioural life of assets and liabilities and contingent risk. These transfer pricing mechanisms are designed to ensure that liquidity risk is reflected in product pricing and performance measurement, thereby ensuring that the Liquidity Framework is integrated into business level decision making to drive the appropriate mix of sources and uses of funds.

Early Warning Indicators

Barclays monitors a range of market indicators for early signs of liquidity risk either in the market or specific to Barclays, a sample of which are shown in the table below. These are designed to immediately identify the emergence of increased liquidity risk to maximise the time available to execute appropriate mitigating actions. Deterioration in Early Warning Indicators supports the decision to invoke the Group’s Contingency Funding Plan, which provides a framework for how the liquidity stress would be managed.

Examples of Early Warning Indicators

Change in composition of deposits	Deterioration in liquidity stress tests	Rising funding costs

Widening CDS spreads	Change in maturity profile	Repo haircut widening

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Barclays’ approach to managing risks

Management of funding risk

Contingency Funding Plan and Recovery Resolution Plan

Barclays maintains a Contingency Funding Plan (CFP), which is designed to provide a framework where a liquidity stress could be effectively managed. The CFP is proportionate to the nature, scale and complexity of the business and is tested to ensure that it is operationally robust. The CFP details the circumstances in which the plan could be invoked, including as a result of adverse movements in Liquidity Early Warning Indicators. As part of the plan the Barclays Treasurer has established a Liquidity Management Committee (LMC). On invocation of the CFP by the Executive Committee (ExCo), the LMC would meet to identify the likely impact of the event on the Group and determine the response, which would be proportionate to the nature and severity of the stress.

The CFP’s key objectives are to provide the Group with a range of options to ensure the viability of the firm in a stress, set consistent Early Warning Indicators and enable the Group to be adequately prepared to respond to stressed conditions. The Group continues to work closely with the PRA on developing the resolution plan.

Capital Risk: Overview Capital risk is the risk that the Group has insufficient capital resources to:

¡	Meet minimum regulatory requirements in the UK and in other jurisdictions such as the United States and South Africa where regulated activities are undertaken. The Group’s authority to operate as a bank is dependent upon the maintenance of adequate capital resources;

¡	Support its credit rating. A weaker credit rating would increase the Group’s cost of funds; and

¡	Support its growth and strategic options.

Organisation and structure

Capital Management is integral to the Group’s approach to financial stability and sustainability management and is therefore embedded in the way businesses and legal entities operate. Capital demand and supply is actively managed on a centralised basis, at a business level, at a local entity level and on a regional basis taking into account the regulatory, economic and commercial environment in which Barclays operates.

The Group’s Capital Management strategy is driven by the strategic aims of the Group and the risk appetite set by the Board. The Group’s objectives are achieved through well embedded capital management practices:

Primary objectives	Core practices

Provide a viable and sustainable business offering by maintaining adequate capital to cover the Group’s current and forecast business needs and associated risks	¡	Maintain a capital plan on a short term and medium term basis aligned with strategic objectives, balancing capital generation of the business with business growth and shareholder distributions

Ensure the Group and legal entities maintain adequate capital to withstand the impact of the risks that may arise under the stressed conditions analysed by the Group	¡

Meet minimum regulatory requirements at all times in the UK and in all other jurisdictions that the Group operates in, such as the United States and South Africa where regulated activities are undertaken

	¡	Perform Group-wide internal and regulatory stress tests
	¡	Maintain capital buffers over regulatory minimums
	¡	Develop contingency plans for severe (stress management actions) and extreme stress tests (recovery actions)

Support a strong credit rating	¡	Maintain capital ratios aligned with rating agency expectations

Capital planning

Capital forecasts are managed on a top-down and bottom-up analysis through both Short Term (1 Year) and Medium Term (3 year) financial planning cycles. Barclays’ capital plans are developed with the objective of maintaining capital that is adequate in quantity and quality to support the Group’s risk profile, regulatory and business needs, including Transform financial targets. As a result, the Group holds a diversified capital base that provides strong loss absorbing capacity and optimised returns.

Barclays’ capital plans are continually monitored against relevant internal target capital ratios to ensure they remain appropriate, and that risks to the plan, including possible future regulatory changes, are considered.

Local management ensures compliance with an entity’s minimum regulatory capital requirements by reporting to local Asset and Liability Committees with oversight by the Group’s Treasury Committee, as required.

Regulatory requirements

Capital planning is set in consideration of minimum regulatory requirements in all jurisdictions in which the Group operates. Barclays’ regulatory capital requirements are determined by the PRA under the Basel III and CRD IV frameworks.

Under these regulatory frameworks, capital requirements are set in consideration of the level of risk that the firm is exposed to which is measured through both risk-weighted assets (RWAs) and leverage.

Capital held to support the level of risk identified is set in consideration of minimum ratio requirements and internal buffers. Capital requirements are set to support the firm’s level of risk both on a going concern basis and in resolution.

Target ratios

The Group’s capital plan and target ratios are set in consideration of our risk profile, business and CRD IV requirements. The Group’s targets include;

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Barclays’ approach to managing risks

Management of funding risk

A CRD IV fully loaded CET1 ratio of greater than 11% in 2016 in line with our Transform targets

A total capital ratio of at least 17% by 2019 comprising;

¡	CET1 of between 11.5-12% which includes a 10.6% minimum CET1 ratio requirement (including Pillar 2A but excluding counter-cyclical buffer) and an internal management buffer of up to 1.5%

¡	2.0% Additional Tier 1(including Pillar 2A)

¡	2.9% Tier 2(including Pillar 2A)

Leverage

In addition to the Group’s capital structure, target ratios have also been set in respect of both the PRA’s leverage ratio requirement of 3% and the FPC’s final recommendations of its leverage review published 31 October 2014.

The review recommends a minimum leverage ratio requirement, a supplementary leverage ratio buffer applicable to globally systemically important banks and a countercyclical leverage ratio buffer. These recommendations would result in a fully phased in leverage ratio of 3.7% for Barclays (based on current G-SIFI and Countercyclical Buffer assumptions) applicable by 2018. We expect however to achieve a leverage ratio of greater than 4% by 2016 in line with our Transform targets.

Regulatory reform

Additional capital requirements will also arise from other regulatory reforms, including both UK, EU and US proposals on bank structural reform, current EBA ‘Minimum Requirement for own funds and Eligible Liabilities’ (MREL) proposals under EU Bank Recovery Resolution Requirement Directive (BRRD) and Financial Stability Board (FSB) Total Loss-Absorbing Capacity’ (TLAC) proposals for globally systemically important banks. Given many of the proposals are still in draft form and subject to change, the impact is still being assessed.

Governance

The Group and legal entity capital plans are underpinned by the Capital Risk Framework, which includes capital management policies and practices approved by the Treasury Committee. These plans are implemented consistently in order to deliver on the Group objectives.

The Board approves the Group capital plan, stress tests and recovery plan. The Treasury Committee manages compliance with the Group’s capital management objectives. The Committee reviews actual and forecast capital demand and resources on a monthly basis. The Board Risk Committee annually reviews risk appetite and then analyses the impacts of stress scenarios on the Group capital forecast in order to understand and manage the Group’s projected capital adequacy.

Monitoring and managing capital

Capital is monitored and managed on an ongoing basis through;

Stress testing: Internal stress testing is undertaken to quantify and understand the impact of sensitivities on the capital plan and capital ratios, arising from 1 in 7 year and 1 in 25 year stresses. Actual recent economic, market and peer institution stresses are used to inform the assumptions of stress tests and assess the effectiveness of mitigation strategies.

The Group also undertakes stress tests prescribed by the PRA and ECB. Legal entities undertake stress tests prescribed by their local regulators. These stress tests inform decisions on the size and quality of capital buffer required and the results are incorporated into the Group capital plan to ensure adequacy of capital under normal and severe, but plausible stressed conditions.

Risk mitigation: As part of the stress testing process actions are identified that should be taken to mitigate the risks that could arise in the event of material adverse changes in the current economic and business outlook.

As an additional layer of protection, the Barclays Recovery Plan defines the actions and implementation strategies available for the Group to increase or preserve capital resources in the event that stress events are more extreme than anticipated. In addition, the strong regulatory focus on resolvability has continued in 2014, from both UK and international regulators. The Group continues to work with the authorities on recovery and resolution planning (RRP), and the detailed practicalities of the resolution process, including the provision of information that would be required in the event of a resolution, so as to enhance Barclays’ resolvability.

Senior Management awareness and transparency: Barclays Treasury works closely with Central Risk, businesses and legal entities to support a proactive approach to identifying sources of capital ratio volatilities which are considered in the Group’s capital plan. Capital risks against firm-specific and macroeconomic early warning indicators are monitored and reported to Treasury Committee, associated with clear escalation channels to senior management.

Capital management information is readily available at all times to support the Executive Management’s strategic and day-to-day business decision making, as may be required.

The Group submits its Board approved ICAAP document to the PRA on an annual basis, which forms the basis of the Individual Capital Guidance (ICG) set by the PRA.

Capital allocation – Capital allocations are approved by the Group Executive committee and monitored by the Treasury Committee, taking into consideration the risk appetite, growth and strategic aims of the Group. Barclays Bank PLC (BBPLC) is the primary source of capital to its legal entities. Regulated legal entities are, at a minimum, allocated adequate capital to meet their current and forecast regulatory and business requirements.

Transferability of capital – The Group’s policy is for surplus capital held in Group entities to be repatriated to BB PLC in the form of dividends and/or capital repatriation, subject to local regulatory requirements, exchange controls and tax implications. This approach provides optimal flexibility on the re-deployment of capital across legal entities. The Group is not aware of any material impediments to the prompt transfer of capital resources, in line with the above policy, or repayment of intra-group liabilities when due.

Foreign exchange risk – The Group has capital resources and risk weighted assets denominated in foreign currencies. Changes in foreign exchange rates result in changes in the Sterling equivalent value of foreign currency denominated capital resources and RWAs. As a result, the Group’s regulatory capital ratios are sensitive to foreign currency movements.

The Group’s capital ratio management strategy is to minimise the volatility of the capital ratios caused by foreign exchange rate movements. To achieve this, the Group aims to maintain the ratio of foreign currency CET1, Tier 1 and Total capital resources to foreign currency RWAs the same as the Group’s consolidated capital ratios.

The Group’s investments in foreign currency subsidiaries and branches, to the extent that they are not hedged for foreign exchange movements, translate into GBP upon consolidation creating CET1 capital resources sensitive to foreign currency movements. Changes in the GBP value of the investments due to foreign currency movements are captured in the currency translation reserve, resulting in a movement in CET1 capital.

To create foreign currency Tier 1 and Total Capital resources additional to the CET1 capital resources, the Group issues, where possible, debt capital in non-Sterling currencies. This is primarily achieved by the issuance of debt capital from Barclays PLC or Barclays Bank PLC in USD and EUR, but can also be achieved by subsidiaries issuing capital in local currencies, such as Barclays Africa Group Limited in South Africa.

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Barclays’ approach to managing risks

Management of reputation, conduct and environmental risks

This section provides an analysis of the management of reputation, conduct and environmental risk.

¡	Reputation risk is the risk of damage to the Barclays brand arising from association, action or inaction which is perceived by stakeholders to be inappropriate or unethical (see pages 161 and 162)

¡	Conduct risk is the risk that detriment is caused to our customers, clients, counterparties or the Group and its employees because of inappropriate judgement in the execution of our business activities (see pages 163 and 164)

¡

Environmental risk arises either directly where the Group takes commercial land as collateral; indirectly where environmental issues may impact the credit worthiness of a borrower; or from damage to the Group’s image through association with clients, transactions or projects, if perceived by external stakeholders to be environmentally damaging (see page 164)

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Barclays’ approach to managing risks

Management of reputation, conduct and environmental risks

Reputation risk

The risk of damage to the Group’s brand arising from any association, action or inaction which is perceived by stakeholders (e.g. customers, clients, colleagues, shareholders, regulators, opinion formers) to be inappropriate or unethical.

Overview

Damage to the Group’s brand and consequent erosion of our reputation reduces the attractiveness of the Group to stakeholders and may lead to negative publicity, loss of revenue, regulatory or legislative action, loss of existing and potential client business, reduced workforce morale and difficulties in recruiting talent. Ultimately it may destroy shareholder value.

Reputation risk may arise in many different ways, for example:

¡	Failure to act in good faith and in accordance with the Group’s values and code of conduct;

¡	Failure (real or perceived) to comply with the law or regulation, or association (real or implied) with illegal activity;

¡	Failures in corporate governance, management or technical systems;

¡	Failure to comply with internal standards and policies;

¡	Association with controversial sectors or clients;

¡	Association with controversial transactions, projects, countries or governments;

¡	Association with controversial business decisions, including but not restricted to, decisions relating to: products (in particular new products), delivery channels, promotions/advertising, acquisitions, branch representation, sourcing/supply chain relationships, staff locations, treatment of financial transactions; and

¡	Association with poor employment practices.

In each case, the risk may arise from failure to comply with either stated or expected norms, which are likely to change over time, so an assessment of reputation risk cannot be static. If not managed effectively, stakeholder expectations of responsible corporate behaviour will not be met.

The Group designated reputation risk as a Principal Risk and developed procedures and resources, including the Reputation Risk Principal and Key Risk Framework (the Framework), to support businesses and functions in dealing with reputation risks arising in their areas of activity. This Framework aligned to the overarching Group ERMF. In 2015 reputation risk has been re-designated as a Key Risk under the Conduct Risk Principal Risk.

The Framework sets out what is required to ensure reputation risk is managed effectively and consistently across the Group. Reputation risk is by nature pervasive and can be difficult to quantify, requiring more subjective judgement than many other risks. The Framework is designed explicitly in the light of that subjectivity and, together with supporting tools, policies and procedures, provides a holistic view of how the Group managed reputation risk during the year.

The following policies, tools and guidance support the Group’s businesses and functions in implementing the requirements of the Framework:

¡	The Barclays Way (Code of Conduct): sets out in one place what it means to work in the Group and the standards and behaviours expected of all colleagues. It gives examples of how the Barclays Values should be put into practice in decision-making and highlights the responsibility of individuals to challenge poor practice whenever and wherever it occurs;

¡	The Barclays Guide: outlines the Group’s governance framework and contains information about how the Group organises, manages and governs itself;

¡	Reputation Risk Appetite: is the level of risk that the Group is prepared to accept while pursuing its business strategy, recognising a range of possible outcomes as business plans are implemented; and

¡	The Barclays Lens: is an assessment tool made up of five simple questions designed to ensure that the interests of our customers, clients, shareholders and communities are taken into account in the decisions we make every day. The Lens is applied alongside other decision-making tools to help the Group move beyond legal, regulatory and compliance concerns to consider broader societal impacts and opportunities.

Organisation and Structure

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Barclays’ approach to managing risks

Management of reputation, conduct and environmental risks

The reputation risk governance structure links the Board of Barclays Bank PLC, senior management and other fora to create a vehicle for the oversight of reputation risk. The Conduct and Reputational Risk Committee (CRRC) is the designated Key Risk forum for Reputation Risk.

The Group Reputation Committee is a sub-committee of the CRRC, from which it derives its authority. It has license to investigate any matters within its responsibilities and obtain information as required from any employee of the Group, and to make decisions to resolve reputation issues escalated to it.

Each business (and function where appropriate) has a clearly defined procedure for escalation of reputation risks as part of their risk oversight process. This includes a reputation risk sub-committee (or equivalent) of their Executive Committee, which has representation from appropriate specialists e.g.: the Head of Communications. Business Risk Oversight Committee meetings consider all Principal Risks, and reputation risk as a Key Risk under conduct risk, as they relate to the associated businesses or region.

Roles and responsibilities

The principal responsibility for managing reputation risk lies with each business and function and, firstly, with the individuals responsible for making decisions that could impact Barclays’ reputation. There will, however, be circumstances where it is necessary to escalate the evaluation of the reputation risk associated with particular decisions beyond an individual, business or function.

The Group’s businesses and functions escalate material reputation risk issues to the Group Reputation Committee via their risk oversight process, which has a specified means of considering reputation related issues on an ad hoc basis as they arise (e.g.: a reputation risk sub-committee or equivalent). Issues may merit escalation due to i) the degree of risk involved; ii) the fact that the issue sets a significant precedent; or iii) the fact that the issue impacts on more than one of the Group’s businesses.

Each business (and function/region where appropriate) submits quarterly KRI reports to the Group Reputation Risk team, highlighting their most significant current and potential reputation risks and issues and how they are being managed. Reputation risk reporting takes the following forms:

¡	Quarterly reporting of key reputation risks via Business Risk Oversight Committees to Group Reputation Committee and CRRC;

¡	Six monthly reputation risk horizon scan reports, including current and emerging priority reputation risks to BCORR; and

¡	Ad hoc review of identified reputationally controversial issues/ transactions/relationships by business reputation committees, with escalation to Group Reputation Committee, where required.

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Barclays’ approach to managing risks

Management of reputation, conduct and environmental risks

Conduct risk

Conduct risk is the risk that detriment is caused to customers, clients, counterparties or the Group because of inappropriate judgement in the execution of the Group’s business activities.

Overview

The Group defines, manages and mitigates conduct risk with the goal of providing good customer outcomes and protecting market integrity. The Group has defined ten outcomes which are positive indicators that it is delivering good customer outcomes and protecting market integrity:

¡	Culture places customer interests at the heart of our strategy, planning, decision making and judgements;

¡	Strategy is to develop long term banking relationships with our customers by providing products and services that meet their needs and do not cause detriment;
¡	Does not disadvantage or exploit customers, customer segments or markets and does not distort market competition;

¡	Proactively identifies conduct risks and intervene before they crystallise by managing, escalating and mitigating them promptly;

¡	Products, services and distribution channels are designed, monitored and managed to provide value, accessibility, transparency, and to meet the needs of our customers;

¡	Provides banking products and services that meet our customers’ expectations and perform as represented. Representations are accurate and comprehensible so customers understand the products and services they are purchasing;

¡	Addresses any customer detriment and dissatisfaction in a timely and fair manner;

¡	Safeguards the privacy of personal data;

¡	Does not conduct or facilitate market abuse; and

¡	Does not conduct or facilitate financial crime.

Organisation and Structure

The CRRC is a sub-committee of the BCORR. The principal purpose of the CRRC is to review and monitor the effectiveness of Barclays’ management of Conduct and Reputation Risk.

The Conduct Risk Committee (CRC) is a senior executive body responsible for the oversight and challenge of conduct risk and the control environment within Barclays. The output of the CRC are presented to the CRRC and BCORR.

In addition, specific committees monitor conduct risk and the control environment at the business level.

Roles and responsibilities

The Conduct Risk Principal Risk Framework (PRF) comprises a number of elements that allows the Group to manage and measure its conduct risk profile. The PRF is implemented across the Group:

¡	Vertically, through an organisational structure that requires all businesses to implement and operate their own conduct risk framework that meets the requirements detailed within the ERMF; and

¡	Horizontally, with Group Key Risk Officers (KROs) required to monitor information relevant to their Key Risk from each element of the Conduct Risk PRF.

The primary responsibility for managing conduct risk and compliance with control requirements is with the business where the risk arises. The Conduct Risk Accountable Executive for each business is responsible for ensuring the implementation of and compliance with the Group Conduct Risk framework.

The Conduct Principal Risk Owner is responsible for owning and maintaining an appropriate Group-wide Conduct Risk PRF and for overseeing Group-wide Conduct Risk management.

Businesses are required to report their conduct risks on both a quarterly and an event-driven basis. The quarterly reports detail conduct risks inherent within the business strategy and include forward-looking horizon-scanning analysis as well as backward-looking evidence-based indicators from both internal and external sources.

Business-level reports are reviewed within Compliance. Compliance then creates Group-level reports for consideration by CRC, CRRC and BCORR. The Group periodically assesses its management of conduct risk through independent audits and addresses issues identified.

Event-driven reporting consists of any risks or issues that breach certain thresholds for severity and probability. Any such risks or issues must be promptly escalated to the business and the appropriate KRO.

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Barclays’ approach to managing risks

Management of reputation, conduct and environmental risks

Management of Conduct Risk

Conduct risk management includes the following elements:

Conduct material risk assessments: accountable executives must complete a top-down assessment of their business model and strategy. The analysis should take into consideration both internal (e.g. historic and current business strategy and banking activities) and external factors (e.g. economic and regulatory environment). This must identify all conduct risks arising from the business model, strategy or banking activity and must include recommendations and management actions to address the conduct risks identified. These assessments must then be presented to Business Risk Oversight Committees. These assessments are reflected in Conduct Risk Reports.

Conduct risk appetite: conduct risk is a non-financial risk and is intrinsic in all of the Group’s banking activities. There is no appetite for customer detriment resulting from inappropriate judgements in the execution of its business activities. Conduct risk appetite is aligned to the Group Risk Appetite Framework. BCORR considers and recommends to the Board for approval, via the BEWRC, the Group’s conduct risk appetite statement.

Conduct risk reporting: accountable executives must produce a quarterly Conduct Risk Report which documents their businesses’ approach to understand, monitor, manage and control conduct risk.

Risk and issue reporting: risk and issue reporting provides additional senior management visibility of any conduct risks or issues that breach certain severity and probability thresholds. Thresholds have been set across the Group; any risk or issue that breaches these must be reported to BCORR (via CRRC). In addition, any risks or issues that breach more significant probability thresholds must also be escalated promptly to the business and the appropriate KRO.

Business conduct performance management information: businesses are expected to evaluate how effectively they are managing conduct risks including against metrics that align with the Key Risk Frameworks and the ten outcomes. Barclays is developing a range of business specific and Group metrics and measures which will further improve its ability to monitor and assess the identification and management of conduct risks.

Environmental Risk

The Group has a dedicated Environmental Risk Management team which is a part of the central Credit Risk Management function, recognising that environment is a mainstream credit risk issue. Environmental issues are required considerations in credit risk assessment, and environmental risk standards are included in the Wholesale Credit Risk Control Framework.

The Group’s approach to environmental credit risk management addresses risk under any of three categories:

Direct Risk can arise when the Group takes commercial land as collateral. In many jurisdictions, enforcement of a commercial mortgage by the bank, leading to possession, potentially renders the Group liable for the costs of remediating a site if deemed by the regulator to be contaminated, including for pre-existing conditions. In the UK, the Group’s approach requires commercial land, if being pledged as collateral, to be subject to a screening mechanism. Assessment of the commercial history of a piece of land and its potential for environmental contamination helps ensure any potential environmental degradation is reflected in the value ascribed to that security. It also identifies potential liabilities which may be incurred by the Group, if realisation of the security were to become a possibility.

Indirect Risk can arise when environmental issues may impact the creditworthiness of the borrower. For instance, incremental costs may be incurred in upgrading a business’ operations to meet emerging environmental regulations or tightening standards. In other circumstances, failure to meet those standards may lead to fines. Environmental impacts on businesses may also include shifts in the market demand for goods or services generated by our customers, or changing supply chain pressures. Environmental considerations affecting our clients can be varied. The bank has developed a series of environmental risk briefing notes, covering ten broad industry headings ranging from Agriculture and Fisheries to Oil and Gas, from Mining and Metals to Utilities and Waste Management. These briefing notes are available to colleagues in business development and credit risk functions across the organisation, outlining the nature of environmental and social risks of which to be aware, as well as the factors which mitigate those risks.

Reputation Risk may arise and cause damage to the Group’s image, through association with clients, their transactions or projects if these are perceived by external stakeholders to be environmentally damaging. Where the Group is financing infrastructure projects which have potentially adverse environmental impacts, the Group’s Client Assessment and Aggregation policy and supporting Environmental and Social Risk Standard will apply. This policy identifies the circumstances in which the Group requires due diligence to include assessment of specialist environmental reports. These reports will include consideration of a wide range of the project’s potential impacts including on air, water and land quality, on biodiversity issues, on locally affected communities, including any material upstream and downstream impacts, and working conditions together with employee and community health and safety. Adherence to the Environmental and Social Risk Standard is the mechanism by which Barclays fulfils the requirements of the Equator Principles. These Principles are an internationally recognised framework for environmental due diligence in project finance. Barclays was one of the four banks which collaborated in developing the Principles, ahead of their launch in 2003 with 10 adopting banks. There are now 80 banks worldwide which have adopted the Equator Principles (see www.equator-principles.com).

Further details on the Group approach to environmental risk management can be found at barclays.com, in the section on Citizenship; the way we do business, ‘Sustainability Risk in Lending’’.

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Appendices

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Appendices

Appendix A – PD, LGD, RWA and Exposure by country

The following tables show IRB data for countries in which Barclays is active where the IRB RWA amount is more than 1% of the Group total for any asset class. The countries are shown in descending order of aggregated total RWAs for all asset classes.

Table 74: PD, LGD, RWA and Exposure values by country for IRB – all asset classes

Asset Class – all asset classes

Country	PD	LGD	RWA	Exposure	Country	PD	LGD	RWA	Exposure

United Kingdom	3.37%	32.2%	93,659	279,633	Brazil	0.41%	46.6%	704	1,159
United States	0.68%	37.8%	20,693	64,969	India	0.26%	54.4%	661	996
South Africa	5.25%	35.1%	20,367	38,472	Belgium	0.78%	49.5%	553	1,906
Italy	3.63%	28.0%	7,115	17,959	Mexico	3.52%	49.5%	547	973
Germany	1.29%	54.2%	4,208	11,876	Korea	0.18%	48.1%	367	1,287
Spain	5.65%	29.9%	3,986	12,875	Austria	0.70%	46.8%	346	816
France	0.24%	40.2%	3,292	10,089	Taiwan	0.40%	45.3%	288	846
Netherlands	0.41%	44.2%	2,457	6,947	Iceland	76.53%	30.6%	287	117
Ireland	0.65%	45.1%	2,422	4,998	China	0.06%	48.8%	216	1,041
Luxembourg	0.49%	45.4%	2,013	6,541	Saudi Arabia	0.05%	45.1%	130	1,851
Japan	0.07%	46.0%	1,289	6,738	Hungary	0.24%	55.1%	79	84
Portugal	4.94%	32.9%	1,247	3,340	Slovenia	0.09%	46.7%	34	40
Jersey	0.95%	32.5%	1,153	1,881	Kuwait	0.04%	45.7%	27	456
Russia	0.38%	59.7%	1,059	1,238	Ghana	3.84%	45.9%	23	20
Switzerland	0.23%	45.2%	747	3,641

Table 74a: PD, LGD, RWA and Exposure values by country for IRB – central governments and central banks

Asset Class – Central Governments and Central Banks

Country	PD	LGD	RWA	Exposure	Country	PD	LGD	RWA	Exposure

United Kingdom	0.01%	40.8%	67	4,365	Brazil	0.39%	48.0%	14	35
United States	0.01%	45.0%	70	1,102	India	0.37%	45.0%	70	166
South Africa	0.18%	15.8%	134	756	Belgium	0.01%	45.0%	20	383
Italy	0.11%	45.0%	2,015	2,503	Mexico	0.18%	45.0%	36	211
Germany	0.01%	45.0%	159	981	Korea	0.06%	45.0%	41	358
Spain	0.25%	45.0%	52	65	Austria	0.01%	45.0%	20	132
France	0.01%	45.0%	70	952	Taiwan	0.05%	45.0%	26	308
Netherlands	0.01%	45.0%	31	315	Iceland	0.12%	63.0%	1	1
Ireland	0.04%	50.0%	11	42	China	0.05%	53.0%	35	418
Luxembourg	0.01%	45.0%	123	1,234	Saudi Arabia	0.05%	45.0%	112	1,764
Japan	0.06%	45.0%	226	2,446	Hungary	0.24%	48.0%	27	23
Portugal	0.33%	50.0%	84	108	Slovenia	0.09%	46.6%	33	40
Jersey	–	–	–	–	Kuwait	0.04%	45.0%	19	426
Russia	0.16%	58.0%	7	10	Ghana	5.40%	45.0%	22	14
Switzerland	0.01%	45.0%	–	67

Table 74b: PD, LGD, RWA and Exposure values by country for IRB – institutions

Asset Class – Institutions

Country	PD	LGD	RWA	Exposure	Country	PD	LGD	RWA	Exposure

United Kingdom	0.08%	47.4%	3,239	12,267	Brazil	0.37%	45.2%	635	1,022
United States	0.05%	29.2%	1,820	10,153	India	0.47%	51.4%	184	226
South Africa	0.52%	46.2%	575	1,360	Belgium	0.03%	53.3%	418	1,072
Italy	0.45%	45.2%	368	306	Mexico	0.20%	45.0%	103	266
Germany	0.05%	45.7%	1,536	3,534	Korea	0.06%	47.0%	111	471
Spain	0.18%	46.4%	333	370	Austria	0.09%	45.1%	161	448
France	0.05%	37.0%	1,573	4,859	Taiwan	0.09%	45.0%	63	191
Netherlands	0.03%	45.4%	449	1,780	Iceland	85.29%	29.6%	278	105
Ireland	0.21%	45.6%	185	263	China	0.06%	44.8%	143	511
Luxembourg	0.03%	53.1%	148	768	Saudi Arabia	0.05%	46.3%	16	67
Japan	0.06%	45.5%	639	2,904	Hungary	0.41%	45.0%	16	17
Portugal	1.06%	45.0%	82	73	Slovenia	–	–	–	–
Jersey	0.29%	45.1%	–	1	Kuwait	0.08%	51.9%	6	21
Russia	0.26%	55.3%	265	375	Ghana	0.22%	47.9%	1	6
Switzerland	0.03%	43.9%	309	1,991

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Appendices

Appendix A – PD, LGD, RWA and Exposure by country

Table 74c: PD, LGD, RWA and Exposure values by country for IRB – corporates

Asset Class – Corporates

Country	PD	LGD	RWA	Exposure	Country	PD	LGD	RWA	Exposure

United Kingdom	2.30%	37.4%	44,675	81,212	Brazil	0.26%	60.8%	54	99
United States	0.82%	39.3%	18,795	53,695	India	0.15%	58.1%	407	604
South Africa	3.70%	43.2%	10,666	14,432	Belgium	3.13%	44.7%	113	446
Italy	0.26%	43.1%	610	1,309	Mexico	6.74%	53.9%	408	495
Germany	0.41%	49.0%	1,582	4,794	Korea	0.40%	51.7%	215	458
Spain	4.43%	48.7%	959	1,408	Austria	2.25%	51.1%	164	236
France	0.45%	42.7%	1,644	4,263	Taiwan	0.89%	45.7%	199	347
Netherlands	0.54%	43.7%	1,973	4,842	Iceland	0.29%	38.1%	7	11
Ireland	0.30%	45.2%	2,194	4,653	China	0.09%	51.5%	38	111
Luxembourg	0.70%	44.2%	1,741	4,535	Saudi Arabia	0.05%	54.8%	2	18
Japan	0.14%	49.0%	423	1,388	Hungary	0.13%	63.3%	35	43
Portugal	1.92%	47.1%	146	164	Slovenia	–	–	–	–
Jersey	0.94%	32.5%	1,153	1,879	Kuwait	0.04%	68.1%	1	8
Russia	0.42%	61.9%	785	848	Ghana	–	–	–	–
Switzerland	0.42%	47.3%	428	1,557

Table 74d: PD, LGD, RWA and Exposure values by country for IRB – SME retail

Asset Class – SME Retail

Country	PD	LGD	RWA	Exposure	Country	PD	LGD	RWA	Exposure

United Kingdom	8.64%	34.9%	3,526	7,699	Brazil	–	–	–	–
United States	–	–	–	–	India	–	–	–	–
South Africa	4.85%	56.0%	673	1,124	Belgium	–	–	–	–
Italy	–	–	–	–	Mexico	–	–	–	–
Germany	–	–	–	–	Korea	–	–	–	–
Spain	–	–	–	–	Austria	–	–	–	–
France	80.28%	21.6%	1	1	Taiwan	–	–	–	–
Netherlands	–	–	–	–	Iceland	–	–	–	–
Ireland	–	–	–	–	China	–	–	–	–
Luxembourg	–	–	–	–	Saudi Arabia	–	–	–	–
Japan	–	–	–	–	Hungary	–	–	–	–
Portugal	–	–	–	–	Slovenia	–	–	–	–
Jersey	10.25%	14.1%	–	2	Kuwait	–	–	–	–
Russia	–	–	–	–	Ghana	–	–	–	–
Switzerland	–	–	–	–

Table 74e: PD, LGD, RWA and Exposure values by country for IRB – secured retail

Asset Class – Secured Retail

Country	PD	LGD	RWA	Exposure	Country	PD	LGD	RWA	Exposure

United Kingdom	2.7%	11.8%	19,856	130,902	Brazil	19.5%	20.7%	1	3
United States	6.7%	25.1%	7	19	India	–	–	–	–
South Africa	6.7%	13.1%	3,623	13,898	Belgium	8.6%	21.4%	1	6
Italy	4.6%	23.1%	4,120	13,832	Mexico	2.1%	22.9%	–	1
Germany	16.6%	18.9%	3	9	Korea	–	–	–	–
Spain	5.7%	24.9%	2,277	10,683	Austria	0.6%	20.6%	–	1
France	11.9%	25.7%	5	15	Taiwan	–	–	–	–
Netherlands	20.8%	30.0%	4	10	Iceland	–	–	–	–
Ireland	44.8%	29.6%	31	40	China	1.3%	24.4%	–	1
Luxembourg	4.0%	25.7%	1	3	Saudi Arabia	2.7%	19.7%	1	2
Japan	–	–	–	–	Hungary	2.8%	28.4%	–	1
Portugal	5.4%	31.2%	935	2,995	Slovenia	–	–	–	–
Jersey	–	–	–	–	Kuwait	–	–	–	–
Russia	1.8%	22.8%	2	6	Ghana	–	–	–	–
Switzerland	4.0%	25.0%	10	25

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Appendices

Appendix A – PD, LGD, RWA and Exposure by country

Table 74f: PD, LGD, RWA and Exposure values by country for IRB – revolving retail

Asset Class – Revolving Retail

Country	PD	LGD	RWA	Exposure	Country	PD	LGD	RWA	Exposure

United Kingdom	7.0%	77.2%	16,668	38,341	Brazil	–	–	–	–
United States	–	–	–	–	India	–	–	–	–
South Africa	6.9%	75.7%	1,714	2,705	Belgium	–	–	–	–
Italy	–	–	–	–	Mexico	–	–	–	–
Germany	5.1%	79.2%	927	2,557	Korea	–	–	–	–
Spain	16.2%	87.4%	365	350	Austria	–	–	–	–
France	–	–	–	–	Taiwan	–	–	–	–
Netherlands	–	–	–	–	Iceland	–	–	–	–
Ireland	–	–	–	–	China	–	–	–	–
Luxembourg	–	–	–	–	Saudi Arabia	–	–	–	–
Japan	–	–	–	–	Hungary	–	–	–	–
Portugal	–	–	–	–	Slovenia	–	–	–	–
Jersey	–	–	–	–	Kuwait	–	–	–	–
Russia	–	–	–	–	Ghana	–	–	–	–
Switzerland	–	–	–	–

Table 74g: PD, LGD, RWA and Exposure values by country for IRB – other retail exposures

Asset Class – Other Retail Exposures

Country	PD	LGD	RWA	Exposure	Country	PD	LGD	RWA	Exposure

United Kingdom	13.1%	89.9%	5,628	4,846	Brazil	–	–	–	–
United States	–	–	–	–	India	–	–	–	–
South Africa	7.4%	47.9%	2,983	4,197	Belgium	–	–	–	–
Italy	90.4%	90.8%	3	10	Mexico	–	–	–	–
Germany	–	–	–	–	Korea	–	–	–	–
Spain	–	–	–	–	Austria	–	–	–	–
France	–	–	–	–	Taiwan	–	–	–	–
Netherlands	–	–	–	–	Iceland	–	–	–	–
Ireland	–	–	–	–	China	–	–	–	–
Luxembourg	–	–	–	–	Saudi Arabia	–	–	–	–
Japan	–	–	–	–	Hungary	–	–	–	–
Portugal	–	–	–	–	Slovenia	–	–	–	–
Jersey	–	–	–	–	Kuwait	–	–	–	–
Russia	–	–	–	–	Ghana	–	–	–	–
Switzerland	–	–	–	–

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Appendices

Appendix B – Disclosure on asset encumbrance

Asset encumbrance arises from collateral pledged against secured funding and other collateralised obligations. Barclays funds a portion of trading portfolio assets and other securities via repurchase agreements and other similar borrowing and pledges a portion of customer loans and advances as collateral in securitisation, covered bond and other similar structures. Barclays monitors the mix of secured and unsecured funding sources within the Group’s funding plan and seeks to efficiently utilise available collateral to raise secured funding and meet other collateralised obligations.

Template A – Assets

		Carrying amount of encumbered assets 010 £bn	Fair value of encumbered assets 040 £bn	Carrying amount of unencumbered assets 060 £bn	Fair value of unencumbered assets 090 £bn

010	Assets of the reporting institution	202.9		1,147.0
030	Equity instruments	21.0	21.0	29.6	29.6
040	Debt securities	40.8	40.8	115.4	115.4
120	Other assets	–		476.8

Template B – Collateral received

				Fair value of encumbered collateral received or own debt securities issued 010 £bn	Fair value of collateral received or own debt securities issued available for encumbrance 040 £bn

130	Collateral received by the reporting institution			313.4	80.3
150	Equity instruments			52.9	11.1
160	Debt securities			257.0	68.8
230	Other collateral received			–	–
240	Own debt securities issued other than own covered bonds or ABSs			–	1.7

Template C – Encumbered assets/collateral received and associated liabilities

				Matching liabilities, contingent liabilities or securities lent 010 £bn	Assets, collateral received and own debt securities issued other than covered bonds and ABSs encumbered 040 £bn

010	Carrying amount of selected financial liabilities			259.1	360.1

As at 31 December 2014, £208bn of the Group’s assets were encumbered, which primarily related to firm financing of trading portfolio assets and other securities, cash collateral and secured funding against loans and advances to customers. Encumbered assets have been identified in a manner consistent with the Group’s reporting requirements under European Capital Requirements Regulation (CRR). Securities and commodities assets are considered encumbered when they have been pledged or used to secure, collateralise or credit enhance a transaction which impacts their transferability and free use.

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Appendices

Appendix C – Disclosures on remuneration

Remuneration

The following tables show the remuneration awards made to Barclays’ Material Risk Takers (MRTs) in respect of the 2014 performance year. Information on decision-making policies for remuneration and the links between pay and performance and Barclays’ remuneration policy and process (including information on remuneration design, performance measurement and risk adjustment, deferral and vesting, fixed to variable remuneration ratio and variable remuneration and benefits policy) is contained in the Directors’ remuneration report (DRR) of the 2014 Annual Report, which can be found on pages 77 to 110 of the 2014 Annual Report.

The disclosures in the DRR and below reflect the requirements of the Capital Requirements Regulation to the extent applicable to the 2014 performance year.

MRTs

MRTs are the members of the Barclays PLC Board and Barclays’ employees whose professional activities could have a material impact on the Group’s risk profile. A total of 1,277 individuals were MRTs in 2014 (2013: 530).

MRT aggregate 2014 remuneration by business

Investment Bank £m	Personal and Corporate Banking £m	Barclaycard £m	Africa £m	Group Functions £m	Non-Core £m

748	124	11	30	175	44

MRT aggregate 2014 remuneration by remuneration type

				Senior management £m	Other MRTs £m

Fixed Pay				25	522
Current year cash bonus				2	44
Current year share bonus				2	39
Deferred cash bonus				3	242
Deferred share bonus				4	245
Total				36	1,092
Long-term incentive award (outcome contingent on future performance)				5	–

Value of long-term incentive awards is the face value.

MRT deferred remuneration

				Senior management £m	Other MRTs £m

Deferred unvested remuneration outstanding at 31 December 2013				210	1,492
Impact of changes in MRT population including leavers during 2013 and joiners in 2014				(82)	166
Deferred unvested remuneration outstanding at 1 January 2014				128	1,658
Deferred remuneration awarded in 2014				40	892
Deferred remuneration reduced in 2014 through performance adjustments				(23)	(150)
Deferred remuneration vested in 2014				(59)	(761)
Deferred unvested remuneration outstanding at 31 December 2014				86	1,639

MRT joining and severance payments

				Senior management £m	Other MRTs £m

Total sign-on awards				–	–
Total buy-out awards (25 individuals)				4	21
Total severance awards (42 individuals; highest individual award £0.2m)				–	4

‘Senior management’ means members of the Barclays PLC Board and senior managers as defined in the PRA Remuneration Code.

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Appendices

Appendix C – Disclosures on remuneration

MRT aggregate 2014 remuneration by band

The table below is prepared in Euros in accordance with Article 450 of the Capital Requirements Regulation, at an exchange rate of £1: €1.2626.

MRT aggregate 2014 remuneration by band

Remuneration Band	Number of MRTs

€1,000,001 to €1,500,000	279
€1,500,001 to €2,000,000	132
€2,000,001 to €2,500,000	59
€2,500,001 to €3,000,000	28
€3,000,001 to €3,500,000	19
€3,500,001 to €4,000,000	22
€4,000,001 to €4,500,000	7
€4,500,001 to €5,000,000	5
€5,000,001 to €6,000,000	5
€6,000,001 to €7,000,000	2
€8,000,001 to €9,000,000	1
€13,000,001 to €14,000,000	1

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Appendices

Appendix D – CRD IV reference

Table 75: CRD IV reference
CRR ref.	High-level summary	Compliance reference
Scope of disclosure requirements
431 (1)	Requirement to publish Pillar 3 disclosures.	Barclays publishes Pillar 3 disclosures
431 (2)	Firms with permission to use specific operational risk methodologies must disclose operational risk information.	The Operational Risk section on pages 152 and 153 contains a description of the operational risk framework, and required Pillar 3 disclosures.
431 (3)	Institution must have a policy covering frequency of disclosures. Their verification, comprehensiveness and overall appropriateness.	Barclays has a dedicated Pillar 3 policy.
431 (4)	Explanation of ratings decision upon request.	Barclays provides explanations of rating decisions to SMEs whose loan applications were declined in writing, and suggests alternative sources of finance. Barclays participates in a formal appeals process, one of the successful initiatives implemented as part of Business Finance Taskforce, with a government-appointed overseer. In the case of larger corporates, written explanations are not usually requested as direct discussions with relationship managers take place.
Non-material, proprietary or confidential information
432 (1)	Institutions may omit information that is not material if certain conditions are respected.	Compliance with this provision is covered by Barclays’ policy.
432 (2)	Institutions may omit information that is proprietary or confidential if certain conditions are respected.	Compliance with this provision is covered by Barclays’ policy.
432 (3)	Where 432 (1) and (2) apply this must be stated in the disclosures, and more general information must be disclosed.	This table specifies where disclosures are omitted.
432 (4)	Use of 432 (1) or (2) is without prejudice to scope of liability for failure to disclose material information.
Frequency of disclosure
433	Disclosures must be published once a year at a minimum, and more frequently if necessary.	Compliance with this provision is covered by Barclays’ policy. See under ‘Notes on basis of preparation’ (page 5).
Means of disclosures
434 (1)	To include of disclosures in one appropriate medium, or provide clear cross-references.	Most disclosures are contained within this document. Signposting directs the reader to other publications where appropriate.
434 (2)	Disclosures made under other requirements (e.g. accounting) can be used to satisfy Pillar 3 if appropriate.	Any cross-references to accounting or other disclosures are clearly signposted in this document. In particular, see page 179 for ‘Location of risk disclosures’.
Risk management objectives and policies
435 (1) (a)	Disclose information on strategies and processes; organisational structure, reporting systems and risk mitigation/hedging.

Risk management strategy: pages 99 to 110

Credit Risk: pages 111 to 131

Market Risk: pages 136 to 146

Operational Risk: pages 151 to 154

Counterparty Credit Risk: pages 132 to 135

Other Principal Risks:

Funding Risk – Capital: pages 158 and 159 in this report, and pages 132 and 133 of the 2014 Annual Report

435 (1) (b)		Funding Risk – Liquidity: pages 156 to 158 in this report, and page 134 of the 2014 Annual Report
435 (1) (c)		Conduct Risk: pages 163 and 164 in this report, and pages 137 and 138 of the 2014 Annual Report
435 (1) (d)		Reputation Risk: pages 161 and 162 in this report, and pages 139 and 140 of the 2014 Annual Report
435 (1) (e)	Inclusion of a declaration approved by the Board on adequacy of risk management arrangements.	See page 105 for ‘Effectiveness of risk management arrangements’. This statement covers all Principal Risks.
435 (1) (f)	Inclusion of a concise risk statement approved by the Board.	Please see page 105. This statement covers all Principal Risks.
435 (2)	Information on governance arrangements, including information on Board composition and recruitment, and risk committees.	See pages 101 to 103 for a description of the risk committees. Pages 40 to 69 of the 2014 Annual Report contains information on Board composition, experience and recruitment.
435 (2) (a)	Number of directorships held by directors.	Please see pages 34 to 36 of the 2014 Annual Report.
435 (2) (b)	Recruitment policy of Board members, their experience and expertise.	Please see pages 34 to 36 of the 2014 Annual Report.
435 (2) (c)	Policy on diversity of Board membership and results against targets.	Please see pages 34 to 36 of the 2014 Annual Report.
435 (2) (d)	Disclosure of whether a dedicated risk committee is in place, and number of meetings in the year.	Please see pages 40 to 69 of the 2014 Annual Report.
435 (2) (e)	Description of information flow on risk to Board.	Figure on page 102 in the risk management strategy section illustrates the reporting structure to Board committees.

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Appendices

Appendix D – CRD IV reference

Table 75 continued
CRR ref.	High-level summary	Compliance reference
Scope of application
436 (a)	Name of institution.	See under ‘Scope of consolidation’ (page 9).
436 (b)	Difference in basis of consolidation for accounting and prudential purposes, naming entities that are:	Figure 1: Summary of regulatory scope of consolidation as at 31 December 2014
436 (b) (i)	Fully consolidated;
436 (b) (ii)	Proportionally consolidated;
436 (b) (iii)	Deducted from own funds;
436 (b) (iv)	Neither consolidated nor deducted.
436 (c)	Impediments to transfer of funds between parent and subsidiaries.	There are no such impediments. Please see page 159.
436 (d)	Capital shortfalls in any subsidiaries outside of scope of consolidation.	Entities outside the scope of consolidation are appropriately capitalised.
436 (e)	Making use of articles on derogations from a) prudential requirements or b) liquidity requirements for individual subsidiaries/entities.	Barclays makes use of these provisions according to its waiver from the PRA.
Own funds
437 (1)	Requirements regarding capital resources table.	Page 16 / Table 5: Capital resources
437 (1) (a)		Page 17 / Table 6: Summary of movements in capital resources
437 (1) (b)		Pages 20 to 22 / Table 8: Summary of terms and conditions of capital resources.
437 (1) (c)
437 (1) (d) (i)		A more detailed template can be found at barclays.com/ annualreport
437 (1) (d) (ii)
437 (1) (d) (iii)

Full terms and conditions can be found at barclays.com/

prospectuses-and-documentation/capital-and-securities-

documentation.html with the exception of three individual notes for confidentiality reasons.

437 (1) (e)
437 (1) (f)
437 (2)	EBA to publish implementation standards for points above.	Barclays follows the implementation standards.
Capital requirements
438 (a)	Summary of institution’s approach to assessing adequacy of capital levels.	Discussions of capital calculations are contained in each risk type management section (credit, market and operational). General discussion on capital planning is on page 158.
438 (b)	Result of ICAAP on demand from authorities.	Barclays has not received this request from its regulator.
438 (c)	Capital requirement amounts for credit risk for each Standardised approach exposure class.	Pages 26 and 27 / Table 11: Detailed view of exposure at default, post-CRM by business (CRD IV comparative) Various other tables contain capital requirements throughout the report.
438 (d)	Capital requirements amounts for credit risk for each	Pages 26 and 27 / Table 11: Detailed view of exposure at default, post-CRM
438 (d) (i)	Internal Ratings Based Approach exposure class.	by business (CRD IV comparative)
438 (d) (ii)		Various other tables
438 (d) (iii)		Pages 66: Barclays shows a nil return for equity investments in 2014.
438 (d) (iv)
438 (e)	Capital requirements amounts for market risk or settlement risk, or large exposures where they exceed limits.	Capital requirements for market risk are disclosed in Page 78 / Table 53: Minimum capital requirement for market risk.
438 (f)	Capital requirement amounts for operational risk, separately for the basic indicator approach, the Standardised approach, and the advanced measurement approaches as applicable.	Page 96 / Table 70: Risk weighted assets for operational risk
438 (endnote)	Requirement to disclose specialised lending exposures and equity exposures in the banking book falling under the simple risk weight approach.	Specialised lending exposures: Page 56 / Table 31: Corporate exposures subject to the slotting approach
Equity exposures under the Simple approach: Page 66: Nil-return for equity investments in 2014.

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Appendices

Appendix D – CRD IV reference

Table 75 continued
CRR ref.	High-level summary	Compliance reference
Exposure to counterparty credit risk (CCR)
439 (a)	Description of process to assign internal capital and credit limits to CCR exposures.	Page 135
439 (b)	Discussion of process to secure collateral and establishing reserves.	Pages 133 and 134
439 (c)	Discussion of management of wrong-way exposures.	Pages 135
439 (d)	Disclosure of collateral to be provided (outflows) in the event of a ratings downgrade.	Liquidity risk management section: pages 156 and 157.
439 (e)	Derivation of net derivative credit exposure.	Page 69 / Table 45: Counterparty credit exposure by approach
439 (f)	Exposure values for mark-to-market, original exposure, standardised and internal model methods.	Page 68/ Table 44: Counterparty credit exposures analysed by financial contract type
439 (g)	Notional value of credit derivative hedges and current credit exposure by type of exposure.	Page 70 / Table 47: Notional value of credit derivative contracts held for hedging purposes
439 (h)	Notional amounts of credit derivative transactions for own credit, intermediation, bought and sold, by product type.	Page 69 / Table 46: Notional exposure associated with credit derivative contracts
439 (i)	Estimate of alpha, if applicable.	The alpha used by Barclays is 1.4. See page 7.
Capital buffers
440 (1) (a)	Geographical distribution of relevant credit exposures.	The capital buffer is not in force as at the time of publication. However, as a high level indication of the distribution of exposures, table 74 shows the banking book PD, LGD, IRB EAD and RWAs associated with each country in which Barclays operates. Trading book exposures would not currently be material for the calculation of the buffer. They will be disclosed once the calculation of the capital buffer is implemented.
440 (1) (b)	Amount of the institution specific countercyclical capital buffer.
440 (2)	EBA will issue technical implementation standards related to 440 (1).	Barclays will comply with the standards once applicable.
Indicators of global systemic importance
441 (1)	Disclosure of the indicators of global systemic importance.	Discussed on page 8.
441 (2)	EBA will issue technical implementation standards related to 441 (1).	Barclays will comply with the standards once applicable.
Credit risk adjustments
442 (a)	Disclosure of bank’s definitions of past due and impaired.	Impairment on page 268 of the 2014 Annual Report; online glossary for ‘Past Due’. Pages 113 to 120 provide a complete description of credit quality measures.
442 (b)	Approaches for calculating credit risk adjustments.	Pages 116 to 120
442 (c)	Disclosure of pre-CRM EAD by exposure class.	See points 442 (d), (e), (f) below which break down this total.
442 (d)	Disclosures of pre-CRM EAD by geography and exposure class.	Pages 39 to 40 / Table 18: Geographic analysis of credit exposure
442 (e)	Disclosures of pre-CRM EAD by industry and exposure class.	Pages 41 to 43 / Table 19: Industry analysis of credit exposure
442 (f)	Disclosures of pre-CRM EAD by residual maturity and exposure class.	Pages 43 and 44 / Table 20: Residual maturity analysis credit exposures
442 (g)	Breakdown of impaired, past due, specific and general credit adjustments, and impairment charges for the period, by exposure class or counterparty type.	Page 61 / Table 36: Analysis of impaired and past due exposures and allowance for impairment by exposure type
442 (g) (i)
442 (g) (ii)
442 (g) (iii)
442 (h)	Impaired, past due exposures, by geographical area, and amounts of specific and general impairment for each geography.	Page 62 / Table 37: Geographic analysis of impaired and past due exposures and allowance for impairment
442 (i)	Reconciliation of changes in specific and general credit risk adjustments.	Page 62 / Table 38: Analysis of movement on impairment and amounts taken directly to profit and loss
442 (i) (i)		Page 63 / Table 39: Regulatory adjustments to statutory impairment
442 (i) (ii)
442 (i) (iii)
442 (i) (iv)
442 (i) (v)
442 endnote	Specific credit risk adjustments recorded to income statement are disclosed separately.	Page 62 / Table 38: Analysis of movement on impairment and amounts taken directly to profit and loss

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Appendices

Appendix D – CRD IV reference

Table 75 continued
CRR ref.	High-level summary	Compliance reference
Unencumbered assets
443	Disclosures on unencumbered assets.	See appendix B.
Use of ECAIs
444 (a)	Names of the ECAIs used in the calculation of Standardised approach RWAs, and reasons for any changes.	Page 46
444 (b)	Exposure classes associated with each ECAI.	Page 46
444 (c)	Explanation of the process for translating external ratings into credit quality steps.	Page 46
444 (d)	Mapping of external rating to credit quality steps.	Page 46 / Table 23: Relationship of long-term external credit ratings to credit quality steps under the Standardised approach
Page 46 / Table 24: Credit quality steps and risk weights under the Standardised approach
444 (e)	Exposure value pre- and post-credit risk mitigation, by credit quality step.	Pages 47 / Table 25: Credit quality step analysis of pre-CRM exposure and capital deductions under the Standardised approach
Page 48 / Table 26: Credit quality step analysis of post-CRM exposure and capital deductions under the Standardised approach
Exposure to market risk
445	Disclosure of position risk, large exposures exceeding limits, FX, settlement and commodities risk.	Page 78 / Table 53: Minimum capital requirement for market risk
Operational risk
446	Disclosure of the scope of approaches used to calculate operational risk, discussion of advanced methodology and external factors considered.	Pages 96 and 154
Exposure in equities not included in the trading book
447 (a)	Differentiation of exposures based on objectives.	As per commentary on page 66 ‘The holding of non trading book equity positions is primarily related to the holding investments by the Private Equity business.’
447 (b)	Recorded and fair value, and actual prices of exchange traded equity where it differs from fair value.	Page 66 / Table 43: Fair value of, and gains and losses on equity investments
447 (c)	Types, nature and amounts of the relevant classes of equity exposures.
447 (d)	Realised cumulative gains and losses on sales over the period.
447 (e)	Total unrealised gains/losses, latent revaluation gains/ losses, and amounts included within Tier 1 capital.
Exposure to interest rate risk on positions not included in the trading book
448 (a)	Nature of risk and key assumptions in measurement models.	Model assumptions on pages 145 and 146.
448 (b)	Variation in earnings or economic value, or other measures used by the bank from upward and downward shocks to interest rates, by currency.	Page 79 / Table 54: Net interest income sensitivity (AEaR) by business unit Page 79 / Table 55: Net interest income sensitivity (AEaR) by currency

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Appendices

Appendix D – CRD IV reference

Table 75 continued
CRR ref.	High-level summary	Compliance reference
Exposure to securitisation positions
449	Exposure to securitisations positions.
449 (a)	Objectives in relation to securitisation activity.	Page 148
449 (b)	Nature of other risks in securitised assets, including liquidity.	Pages 148 and 149
449 (c)	Risks in re-securitisation activity stemming from seniority of underlying securitisations and ultimate underlying assets.	Page 149
449 (d)	The roles played by institutions in the securitisation process.	Page 148
449 (e)	Indication of the extent of involvement in these roles.	Page 148
449 (f)	Processes in place to monitor changes in credit and market risks of securitisation exposures, and how the processes differ for re-securitisation exposures.	Pages 148 and 149
449 (g)	Description of the institution’s policies with respect to hedging and unfunded protection, and identification of material hedge counterparties.	Page 149
449 (h)	Approaches to calculation of RWA for securitisations mapped to types of exposures.	Page 149 ‘Rating methodologies, ECAIs and RWA calculations’
449 (i)	Types of SSPEs used to securitise third-party exposures, and list of SSPEs.	Page 148 ‘Sponsoring conduit vehicles’
449 (j)	Summary of accounting policies for securitisations:	Page 150 ‘Summary of the accounting policies for securitisation activities’
449 (j) (i)	Treatment of sales or financings;
449 (j) (ii)	Recognition of gains on sales;
449 (j) (iii)	Approach to valuing securitisation positions;
449 (j) (iv)	Treatment of synthetic securitisations;
449 (j) (v)	Valuation of assets awaiting securitisations;
449 (j) (vi)	Recognition of arrangements that could require the bank to provide support to securitised assets.
449 (k)	Names of ECAIs used for securitisations.	Page 149
449 (l)	Full description of Internal Assessment Approach.	Page 46 / Table 23 ‘Relationship of long-term external credit ratings to credit quality steps under the Standardised approach’
449 (m)	Explanation of changes in quantitative disclosures.	Satisfied throughout; we comment on every quantitative table in the securitisation section
449 (n)	Banking and trading book securitisation exposures:
449 (n) (i)	Amount of outstanding exposures securitised;	Page 88 / Table 64: Outstanding amount of exposures securitised – Asset value and impairment charges
449 (n) (ii)	On balance sheet securitisation retained or purchased, and off-balance sheet exposures;	Page 89 / Table 65: Securitisation exposures – by exposure class
449 (n) (iii)	Amount of assets awaiting securitisation;	Page 87 / Table 63: Assets awaiting securitisation
449 (n) (iv)	Early amortisation treatment; aggregate drawn exposures, capital requirements;	There is no applicable data to publish in respect of this table See page 85
449 (n) (v)	Deducted or 1250%-weighted securitisation positions;	See page 85
Pages 90 and 91 / Table 66: Securitisation exposures – by capital approach
Pages 92 and 93 / Table 67: Re-securitisation exposures – by risk weight band
449 (n) (vi)	Amount of exposures securitised and recognised gains or losses on sales.	Page 86 / Table 62: Securitisation activity during the year
449 (o)	Banking and trading book securitisations by risk band:
449 (o) (i)	Retained and purchased exposure and associated capital requirements, broken down by risk-weight bands;	Pages 90 and 91 / Table 66: Securitisation exposures – by capital approach Pages 92 and 93 / Table 67: Re-securitisation exposures – by risk weight band

449 (o) (ii)	Retained and purchased re-securitisation exposures before and after hedging and insurance; exposure to financial guarantors broken down by guarantor credit worthiness.	There is no applicable data to publish in respect of this table See page 85
449 (p)	Impaired assets and recognised losses related to banking book securitisations, by exposure type.	Page 88 / Table 64: Outstanding amount of exposures securitised – Asset value and impairment charges
449 (q)	Exposure and capital requirements for trading book securitisations, separately into traditional.
449 (r)	Whether the institution has provided financial support to securitisation vehicles.	Any such support would have to be disclosed in Note 39 of the 2014 Annual Report

176 | Barclays PLC Pillar 3 Report 2014	barclays.com/annualreport

Appendices

Appendix D – CRD IV reference

Table 75 continued
CRR ref.	High-level summary	Compliance reference
Remuneration disclosures
450	Remuneration	Appendix C contains the remuneration awards made to Barclays’ Material Risk Takers. See the Directors’ remuneration report (DRR) of the 2014 Annual Report for other remuneration disclosures.
Leverage
451 (1) (a)	Leverage ratio, and breakdown of total exposure measure, including reconciliation to financial statements, and derecognised fiduciary items.	Page 34 / Table 15: Leverage ratio
451 (1) (b)		Page 34 / Table 15: Leverage ratio
451 (1) (c)		Page 34 / Table 15: Leverage ratio
451 (1) (d)	Description of the risk management approach to mitigate excessive leverage, and factors that impacted the leverage ratio during the year.	See page 158, management of capital risk.
451 (1) (e)

451 (2)	EBA to publish implementation standards for points above.	Barclays follows the implementation standards.
Use of the IRB approach to credit risk
452 (a)	Permission for use of the IRB approach from authority.	Pages 12 and 13
452 (b)	Explanation of:
452 (b) (i)	Internal rating scales, mapped to external ratings;	Page 49 / Table 27: Internal default grade probabilities and mapping to external ratings
452 (b) (ii)	Use of internal ratings for purposes other than capital requirement calculations;	Page 122 ‘Applications of internal ratings’
452 (b) (iii)	Management and recognition of credit risk mitigation;
452 (b) (iv)	Controls around ratings systems.	Pages 123 and 124 ‘The control mechanisms for the rating system’
452 (c)	Description of ratings processes for each IRB asset class, provided separately.

Pages 122 and 123. Separate descriptions apply to retail and wholesale classes collectively; hence this is not repeated for each separate class.

Pages 125 and 126 / Table 71: IRB credit risk models selected features.

452 (c) (i)
452 (c) (ii)
452 (c) (iii)
452 (c) (iv)
452 (c) (v)
452 (d)	Exposure values by IRB exposure class, separately for Advanced and Foundation IRB.	This is shown throughout the report.
452 (e)-(h)	For each exposure class, disclosed separately by obligor grade:
452 (e)-(f)	Total exposure, separating loans and undrawn exposures where applicable, and exposure-weighted average risk weight.	Pages 50 to 60 / Tables 28-35: IRB wholesale and retail obligor grade disclosures
452 (g)	Actual specific risk adjustments for the period and explanation of changes.	Page 64 / Table 41: Impairment charges, other value adjustments and individual impairment charges for IRB exposures
452 (h)	Commentary on drivers of losses in preceding period.
452 (i)	Disclosure of predicted against actual losses for sufficient period, and historical analysis to help assess the performance of the rating system over a sufficient period.	Pages 65 / Table 42: Analysis of expected loss versus actual losses for IRB exposures Pages 128 to 131 / Table 72: Analysis of expected performance versus actual results
452 (j)	For all IRB exposure classes:
452 (j) (i)	Where applicable, PD and LGD by each country where the bank operates.	Appendix A, Page 166
452 (j) (ii)
Use of credit risk mitigation techniques
453 (a)	Use of on- and off-balance sheet netting.	Pages 133 to 135
453 (b)	How collateral valuation is managed.	Pages 133 to 135
453 (c)	Description of types of collateral used by Barclays.	Pages 133 to 135
453 (d)	Types of guarantor and credit derivative counterparty, and their creditworthiness.	Pages 133 to 135
453 (e)	Disclosure of market or credit risk concentrations within risk mitigation exposures.	Page 135
453 (f)	For exposures under either the Standardised or Foundation IRB approach, disclose the exposure value covered by eligible collateral.	Page 45 / Table 22: Collateral and guarantees for IRB approach
453 (g)	Exposures covered by guarantees or credit derivatives.	Page 45 / Table 21: Exposures covered by guarantees and credit derivatives – Standardised approach Page 45 / Table 22: Collateral and guarantees for IRB approach

barclays.com/annualreport	Barclays PLC Pillar 3 Report 2014 | 177

Appendices

Appendix D – CRD IV reference

Table 75 continued
CRR ref.	High-level summary	Compliance reference
Use of the Advanced Measurement Approaches to operational risk
454	Description of the use of insurance or other risk transfer mechanisms to mitigate operational risk	Page 154
Use of internal market risk models
455 (a) (i)	Disclosure of the characteristics of the market risk models.	Page 142 / Table 73: Market risk models selected features
455 (a) (ii)	Disclosure of the methodology and description of all-price risk measure and incremental risk charge.	Pages 141 and 142
455 (a) (iii)	Descriptions of stress tests applied to the portfolios.	Page 140
455 (a) (iv)	Methodology for back-testing and validating the models.	Pages 142 to 144
455 (b)	Scope of permission for use of the models.	Page 12 / Table 3: The scope of the Standardised and IRB approaches for credit and counterparty credit risk
455 (c)	Policies and processes to determine which exposures are to be included in the trading book, and to comply with prudential valuation requirements.	Pages 140 and 141
455 (d)	High/Low/Mean values over the year of VaR, sVaR, all-price risk measure and incremental risk charge.	Page 77 / Table 51: Analysis of regulatory VaR, SVaR, IRC and APR
455 (d) (i)
455 (d) (ii)		Page 74 / Table 49: The daily average, maximum and minimum values of management VaR
455 (d) (iii)
455 (e)	The elements of the own fund calculation.	Page 78 / Table 53: Minimum capital requirement for market risk
455 (f)	Weighted average liquidity horizons of portfolios covered by models.	Disclosed in model discussions on page 141.
455 (g)	Comparison of end-of-day VaR measures compared with one-day changes in portfolio’s value.	Page 143

178 | Barclays PLC Pillar 3 Report 2014	barclays.com/annualreport

Appendices

Location of risk disclosures

Barclays’ Risk disclosures are located across the Annual Report and Pillar 3 Report.
			Annual Report	Pillar 3 Report

Material existing and emerging risks

Insight into the level of risk across our business and portfolios, the material existing and emerging risks and uncertainties we face and the key areas of management focus.	¡	Business conditions, general economy and geopolitical issues	116	n/a
	¡	UK political and policy environment	116	n/a
	¡	Model risk	116	n/a
	¡	Credit risk	116	n/a
	¡	Market risk	118	n/a
	¡	Funding risk	118	n/a
	¡	Operational risk	119	n/a
	¡	Conduct risk	122	n/a

Risk management

Overview of Barclays’ approach to risk management. A more comprehensive overview together with more specific information on policies that the Group determines to be of particular significance in the current operating environment can be found in Barclays PLC 2014 Pillar 3 Report or at barclays.com.	¡	Risk management strategy	124	99
	¡	Governance structure	124	100
	¡	Risk governance and assigning responsibilities	126	104
	¡	Principal risks	127	105
	¡	Credit risk management	128	111
	¡	Management of credit risk mitigation techniques and counterparty credit risk	n/a	132
	¡	Market risk management	130	136
	¡	Management of securitisation exposures	n/a	147
	¡	Capital risk management	132	158
	¡	Liquidity risk management	134	156
	¡	Operational risk management	135	151
	¡	Conduct risk management	137	163
	¡	Reputation risk management	139	161
	¡	Environmental risk	n/a	164

Risk performance

Credit risk:	¡	Credit risk overview and summary of performance	143	111
The risk of suffering financial loss should the Group’s customers, clients or market counterparties fail to fulfil their contractual obligations.	¡	Analysis of maximum exposure and collateral and other credit enhancement held	143	36, 45
	¡	Analysis of the balance sheet	143	43, 47
	¡	The Group’s approach to manage and represent credit quality	146	46, 49
	¡	Loans and advances to customers and banks	148	n/a
	¡	Analysis of the concentration of credit risk	149	39, 41
	¡	Exposures to Eurozone countries	150	n/a
	¡	Analysis of specific portfolios and asset types	157	n/a
	¡	Analysis of loans on concession programmes	167	n/a
	¡	Analysis of problem loans	171	61
	¡	Impairment	173	61

Market risk:	¡	Market risk overview and measures in the Group	175	72
The risk of a reduction to earnings or capital due to volatility of the trading book positions or an inability to hedge the banking book balance sheet.	¡	Balance sheet view of trading and banking books	176	73
	¡	Traded market risk	176	74
	¡	Business scenario stresses	179	77
	¡	Review of regulatory measures	179	77
	¡	Capital requirements for market risk	n/a	78
	¡	Non-traded market risk	180	78
	¡	Foreign exchange risk	181	80
	¡	Pension risk review	182	81
	¡	Insurance risk review	183	82

Funding risk – Capital:	¡	Capital risk overview	185	158
The risk that the Group is unable to maintain appropriate capital ratios.	¡	CRD IV Capital	186	15
	¡	Analysis of capital requirements and RWA movements	n/a	23
	¡	Relationship between accounting and regulatory reporting scope	n/a	38
	¡	Leverage ratio requirements	189	34
	¡	Economic capital	190	n/a

barclays.com/annualreport	Barclays PLC Pillar 3 Report 2014 | 179

Appendices

Location of risk disclosures

			Annual Report	Pillar 3 Report

Risk performance continued

Funding risk – Liquidity:	¡	Liquidity risk overview	192
The risk that the firm, although solvent, either does not have sufficient financial resources available to enable it to meet its obligations as they fall due, or can secure such resources only at excessive cost.	¡	Liquidity risk stress testing	192
	¡	Liquidity pool	195
	¡	Funding structure and funding relationships	196
	¡	Wholesale funding	197
	¡	Term financing	199
	¡	Encumbrance	199
	¡	Credit ratings	203
	¡	Liquidity management at BAGL Group	204
	¡	Contractual maturity of financial assets and liabilities	204

Operational risk:	¡	Operational risk overview	210	96
The risk of direct or indirect impacts resulting from human factors, inadequate or failed internal processes and systems or external events.	¡ ¡	Summary of performance in the period Operation risk profile	210 210	96 97

Conduct risk:	¡	Conduct risk overview	212	n/a
The risk that detriment is caused to our customers, clients, counterparties or Barclays and its employees because of inappropriate judgement in the execution of our business activities.	¡ ¡	Summary of performance Conduct Reputation measure	212 212

Reputation risk:	¡	Litigation, investigations and culture change	213	n/a
The risk of damage to Barclays’ brand arising from any association, action or inaction which is perceived by stakeholders to be inappropriate or unethical.	¡	Transparency	213	n/a
	¡	Remuneration	213	n/a
	¡	Climate change	213	n/a
	¡	Reputation tracking	214	n/a

Supervision and regulation:	¡	Supervision of the Group	215	n/a
The Group’s operations, including its overseas offices, subsidiaries and associates, are subject to a significant body of rules and regulations that are a condition for authorisation to conduct banking and financial services business.	¡	Global regulatory developments	215	n/a
	¡	European Union developments	216	n/a
	¡	Structural reform of banking groups	217	n/a
	¡	Regulation in the United Kingdom	217	n/a
	¡	Resolution of UK banking groups	218	n/a
	¡	Compensation schemes	218	n/a
	¡	Influence of European legislation	218	n/a
	¡	Regulation in Africa	218	n/a
	¡	Regulation in the United States	219	n/a

Pillar 3 Report

Contains extensive information on risk as well as capital management.	¡	High level summary of risk and capital profile	n/a	2
	¡	Notes on basis of preparation	n/a	5
	¡	Scope of application of Basel rules	n/a	6

Risk and capital position review:	¡	Group capital resources, requirements and CRD IV comparatives	n/a	15
Provides a detailed breakdown of Barclays’ regulatory capital adequacy and leverage and how this relates to Barclays’ risk management.	¡	Analysis of credit risk	n/a	35
	¡	Analysis of counterparty credit risk	n/a	67
	¡	Analysis of credit value adjustment	n/a	83
	¡	Analysis of market risk	n/a	71
	¡	Analysis of securitisation exposures	n/a	84
	¡	Analysis of operational risk	n/a	95

180 | Barclays PLC Pillar 3 Report 2014	barclays.com/annualreport

Appendices

barclays.com/annualreport	Barclays PLC Pillar 3 Report 2014 | 181

Appendices

182 | Barclays PLC Pillar 3 Report 2014	barclays.com/annualreport

Barclays PLC Notice of Annual General Meeting
Letter from the Group Chairman

This document is important and requires your immediate attention

When considering what action you should take, you are recommended to seek your own personal advice immediately from your stockbroker, bank manager, solicitor, accountant or other professional adviser who is authorised under the Financial Services and Markets Act 2000. If you have sold or transferred all your shares in Barclays PLC (the Company) please send this Notice of AGM and the accompanying proxy form to the purchaser or transferee, or to the person who arranged the sale or transfer, so they can pass these documents to the person who now holds the shares.

Dear Shareholder,

This year’s Annual General Meeting (AGM) will be held on Thursday, 23 April 2015 at the Royal Festival Hall, London, at 11:00am. The Notice of AGM, which is set out in the following pages, describes the business that will be proposed and sets out the procedures for your participation and voting. The AGM is important to Barclays as a valuable opportunity for the Board to consider with shareholders the performance of the Group.

This is my last AGM as Barclays Chairman. Barclays announced in September 2014 that John McFarlane will succeed me. John is standing for election at the AGM and, subject to your approval of his election as proposed under resolution 4, he will assume the position of Chairman with effect from the conclusion of the AGM, when I will retire from the Barclays Board.

In addition, Sir John Sunderland will retire with effect from the conclusion of the AGM. John has made an outstanding contribution to Barclays and to the work of the Board since joining almost ten years ago and has also provided great support to me personally, particularly in leading the search for my successor, in helping to refresh the Board and identifying successors for us both. On your behalf, I would like to thank John and wish him well for the future.

You will see from the Notice of AGM that this year your Board is recommending the appointment of two Directors, Crawford Gillies and John McFarlane, and the reappointment of 11 Directors. All of the Directors, with the exception of John McFarlane, who joined the Board at the start of 2015, were subject to a formal performance appraisal and the Board considers that they will continue to make a valuable contribution to the work of the Board and to Barclays. Further information is set out on page 2 of this document.

If you are unable to attend the meeting to vote in person, please complete and submit your proxy form following the instructions on page 12. Submitting a proxy form will ensure your vote is recorded but will not prevent you from attending the meeting itself. If you have any questions on the business to be discussed, we would like to hear from you ahead of the meeting. Please send your questions to me, care of the Company Secretary, at Barclays PLC, 1 Churchill Place, London E14 5HP. Whilst we cannot answer questions individually, we intend to provide responses to the topics most frequently raised. My speech, and that of the Group Chief Executive, will be available on barclays.com/agm from the day of the meeting.

All resolutions at the AGM will be put to a vote on a poll, rather than being decided by a show of hands. Your Directors believe that this results in a more accurate reflection of the views of shareholders and ensures that their votes are recognised, whether or not they are able to attend the meeting. On a poll, each shareholder has one vote for every share held. The results of the voting on the resolutions will be announced to the London Stock Exchange and published on our website shortly after the conclusion of the meeting.

The Board believes that all of the proposals set out in the Notice of AGM are in the best interests of shareholders as a whole and the Company and unanimously recommends that you vote in favour of all the resolutions, as the Directors intend to do in respect of their own beneficial holdings.

Finally, I would like to acknowledge and sincerely thank shareholders for the support I have received during my time as your Chairman. It has been a privilege to serve Barclays and I wish the Company every continuing success.

Sir David Walker

Group Chairman

Barclays PLC

2 March 2015

Barclays PLC. Registered in England. Registered No. 48839. Registered office. 1 Churchill Place, London E14 5HP

The Board

A number of changes to the Barclays Board have taken place since the 2014 AGM, with the retirements of Fulvio Conti and Simon Fraser and the appointments of Crawford Gillies and John McFarlane. In making new appointments, the Board took into account the skills and experience lost when Directors retired, in addition to the expertise and qualities needed to ensure the Board remains diverse and contains the right balance of skills, knowledge and experience to support the delivery of Barclays’ strategic objectives.

Each Director, with the exception of John McFarlane who became a Director on 1 January 2015, was subject to a rigorous performance evaluation process, details of which can be found in our 2014 Annual Report.

We consider each Director to be fully effective and that the contribution and individual perspective they bring to the Board and its discussions are valuable. In determining the independence of the non-executive Directors, the Board considered both the guidance on independence set out in the UK Corporate Governance Code (the Code), in addition to its own criteria on independence, which can be found in Corporate Governance in Barclays, available from barclays.com/investorrelations. Having considered these guidelines the Board considers that all non-executive Directors standing for re-election demonstrate the essential characteristics of independence deemed necessary by the Board. For the purposes of the Code, however, the Board has decided not to designate Wendy Lucas-Bull as independent, owing to her position as chairman of Barclays Africa Group Limited, which is majority owned by Barclays.

Directors standing for appointment

Crawford Gillies,	John McFarlane,
Non-executive Director	Non-executive Director
Resolution: 3	Resolution: 4
Directors standing for reappointment

Mike Ashley,	Tim Breedon,	Reuben Jeffery III,	Antony Jenkins,	Wendy Lucas-Bull,	Tushar Morzaria,
Non-executive Director	Non-executive Director	Non-executive Director	Group Chief Executive	Non-executive Director	Group Finance Director
Resolution: 5	Resolution: 6	Resolution: 7	Resolution: 8	Resolution: 9	Resolution: 10

Dambisa Moyo,	Frits van Paasschen,	Sir Michael Rake,	Steve Thieke,	Diane de Saint Victor,
Non-executive Director Resolution: 11	Non-executive Director Resolution: 12	Deputy Chairman and Senior Independent Director	Non-executive Director Resolution: 14	Non-executive Director Resolution: 15
Resolution: 13

2 I Barclays PLC Notice of Meeting 2015	barclays.com/annualreport

Notice of AGM

Notice is hereby given that the 2015 Annual General Meeting (the AGM) of Barclays PLC (the Company) will be held at the Royal Festival Hall, Southbank Centre, Belvedere Road, London SE1 8XX on Thursday, 23 April 2015 at 11:00am to transact the following business:

Resolutions

The resolutions numbered 1 to 19 and 21 are proposed as ordinary resolutions, which must each receive more than 50% of the votes cast in order to be passed.

Resolutions numbered 20 and 22 to 24 are proposed as special resolutions, which must each receive at least 75% of the votes cast in order to be passed.

Report and Accounts

1. That the Reports of the Directors and Auditors and the audited accounts of the Company for the year ended 31 December 2014, now laid before the meeting, be received.

We are required by the Companies Act 2006 (the Act) to present to the AGM the Reports of the Directors and Auditors and the audited accounts of the Company for each financial year (in this case for the year ended 31 December 2014).

The Company’s Articles of Association permit the Board to pay interim and final dividends. We use this authority rather than seek shareholder approval of the final dividend, as to do so would delay its payment to you. The final dividend for the financial year ended 31 December 2014 will be paid on 2 April 2015.

Directors’ Remuneration Report

2. That the Directors’ Remuneration Report (other than the part containing the abridged Directors’ Remuneration Policy) for the year ended 31 December 2014, now laid before the meeting, be approved.

The Act requires quoted companies to present to their shareholders for approval a Directors’ Remuneration Report. Our Directors’ Remuneration Report for the year ended 31 December 2014 appears on pages 77 to 110 of the 2014 Annual Report, which is available at barclays.com/annualreport. The Directors’ Remuneration Report contains an abridged version of the Directors’ Remuneration Policy, which was approved at the AGM in 2014. This part of the Directors’ Remuneration Report will not be subject to a vote at this meeting. A summary remuneration report can be found in the Strategic Report, which is also available online. This shareholder vote is advisory and therefore does not directly affect the remuneration paid to any Director.

Appointment of Directors joining the Board since the last AGM

The Company’s Articles of Association and provision B.7.1 of The UK Corporate Governance Code (the Code) provide that any new Director appointed by the Board during the year may hold office only until the next AGM, when that Director must stand for appointment by the shareholders. Crawford Gillies and John McFarlane have each joined the Board since the last AGM and are accordingly seeking appointment by shareholders.

3. That Crawford Gillies be appointed a Director of the Company.

Skills and experience: Crawford was appointed to the Board as a non-executive Director with effect from 1 May 2014 and will succeed Sir John Sunderland as the Chairman of the Board Remuneration Committee at the conclusion of the AGM. He has over three decades of business and management experience, initially with Bain & Company, a firm of international management consultants, where he held the position of managing director Europe from 2001 to 2005. Since 2007 he has been on the board of Standard Life plc, where he has chaired the remuneration committee. He was chairman of the law firm Hammonds, now Squire Sanders (2006 – 2009), has chaired Control Risks Group Holdings Ltd since 2007 and formerly chaired Touch Bionics. He joined the board of MITIE Group PLC in 2012. He has also held public sector posts in England and Scotland. He was formerly an independent member of the Department of Trade & Industry (now the Department for Business, Innovation and Skills) and chaired its audit & risk committee. He is currently chairman of Scottish Enterprise and he is a former chairman of the Confederation of British Industry.

Independent: Yes

Other current principal external appointments: Board Member, The Edinburgh Academy; Member, Advisory Board of The School for CEOs.

Committee membership: Board Audit Committee; Board Remuneration Committee.

4. That John McFarlane be appointed a Director of the Company.

Skills and experience: John was appointed to the Board as a non- executive Director with effect from 1 January 2015 and will succeed Sir David Walker as Chairman at the conclusion of the 2015 AGM. John is currently chairman of Aviva plc, having joined the Aviva board in September 2011 before becoming chairman in July 2012, and chairman of FirstGroup plc. He will step down from both of these positions at the conclusion of each company’s 2015 AGM. John has a strong track record as a CEO and subsequently as a chairman, and brings to Barclays extensive experience of investment, corporate and retail banking, as well as insurance, strategy, risk and cultural change. John served as Chief Executive Officer of Australia and New Zealand Banking Group (ANZ) from 1997 to 2007 and prior to that was a group executive director at Standard Chartered. He has also held senior positions at Citicorp, including as managing director of Citicorp Investment Bank and later head of Citicorp and Citibank in the UK and Ireland. His past non-executive directorships include Royal Bank of Scotland Group and Capital Radio.

Independent: Yes

Other current principal external appointments: Director, Westfield Group; Director, Old Oak Holdings Ltd.

Committee membership: Board Corporate Governance and Nominations Committee; Board Enterprise Wide Risk Committee.

barclays.com/annualreport	Barclays PLC Notice of Meeting 2015 I 3

Notice of AGM

continued

Annual reappointment of Directors

Section B.7.1 of the Code recommends that all Directors of FTSE 350 companies should be subject to annual reappointment by shareholders. The Directors standing for reappointment in light of this provision are listed in resolutions 5 to 15 below.

5. That Mike Ashley be reappointed a Director of the Company.

Skills and experience: Mike joined the Board as a non-executive Director in September 2013. He was formerly Head of Quality and Risk Management for KPMG Europe LLP (ELLP), which formed part of the KPMG global network, where his responsibilities included the management of professional risks and quality control. He was a member of the ELLP board and was also KPMG UK’s designated ethics partner. Mike has over 20 years’ experience as an audit partner, during which he was the lead audit partner for several large financial services groups, including HSBC Holdings and Standard Chartered PLC, and also for the Bank of England. Mike has an in-depth understanding of auditing and the associated regulatory issues, with specific experience of large, global banks.

Independent: Yes

Other current principal external appointments: Member, Institute of Chartered Accountants in England and Wales’ Ethics Standards Committee; Member, HM Treasury’s Audit Committee; Vice Chair, European Financial Reporting Advisory Group’s Technical Expert Group; Chairman, Government Internal Audit Agency; Board Member, Charity Commission of England and Wales.

Committee membership: Board Audit Committee (Chairman); Board Conduct, Operational and Reputational Risk Committee; Board Corporate Governance and Nominations Committee; Board Financial Risk Committee; Board Enterprise Wide Risk Committee.

6. That Tim Breedon be reappointed a Director of the Company.

Skills and experience: Tim was appointed to the Board as a non- executive Director in November 2012. Tim held a number of roles at Legal & General Group plc (L&G) before joining its board as group director (Investments) and becoming group chief executive, a position he held from January 2006 to June 2012. Tim was a director of the Association of British Insurers (ABI), and also served as its chairman. He was also chairman of the UK Government’s non-bank lending taskforce, an industry-led taskforce that looked at the structural and behavioural barriers to the development of alternative debt markets in the UK. Tim was a director of the Financial Reporting Council and was on the board of the Investment Management Association. Tim has over 25 years of experience in financial services and has extensive knowledge and experience of regulatory and government relationships. He brings to the Board the experience and knowledge of leading a financial services company, combined with an understanding of the UK and EU regulatory environment and risk management. His customer focus and understanding of investor issues, gained both at L&G and the ABI, is of particular relevance to Barclays.

Independent: Yes

Other current principal external appointments: Non-executive Director, Ministry of Justice; Trustee, Marie Curie Cancer Care.

Committee membership: Board Financial Risk Committee (Chairman); Board Audit Committee; Board Conduct, Operational and Reputational Risk Committee; Board Corporate Governance and Nominations Committee; Board Remuneration Committee; Board Enterprise Wide Risk Committee.

7. That Reuben Jeffery III be reappointed a Director of the Company.

Skills and experience: Reuben joined the Board in July 2009 as a non-executive Director. He is currently CEO and a president of Rockefeller & Co Inc. and Rockefeller Financial Services Ltd. Reuben served in the US government as Under Secretary of State for Economic, Energy and Agricultural Affairs, as chairman of the Commodity Futures Trading Commission and as a special assistant to the President on the staff of the National Security Council. Before his government service, Reuben spent 18 years at Goldman, Sachs & Co, where he was managing partner of Goldman Sachs in Paris and led the firm’s European Financial Institutions Group in London. Prior to joining Goldman Sachs, Reuben was a corporate attorney with Davis Polk & Wardwell. Reuben has a broad range of financial services experience, particularly investment banking, and in addition brings extensive insight into the US political and regulatory environment.

Independent: Yes

Other current principal external appointments: Member, International Advisory Council of the China Securities Regulatory Commission; Member, Advisory Board of Towerbrook Capital Partners LP; Director, Financial Services Volunteer Corps; Member of the International Advisory Committee, J Rothschild Capital Management.

Committee membership: Board Conduct, Operational and Reputational Risk Committee (Chairman); Board Corporate Governance and Nominations Committee; Board Financial Risk Committee; Board Enterprise Wide Risk Committee.

8. That Antony Jenkins be reappointed a Director of the Company.

Skills and experience: Antony was appointed Group Chief Executive in August 2012. Previously Antony was Chief Executive of Barclays’ Retail and Business Banking business. He has been a member of the Group Executive Committee since 2009.

Antony started his career at Barclays, where he completed the Barclays’ Management Development Programme, before going on to hold various roles in retail and corporate banking. He then moved to Citigroup, working in both London and New York, before rejoining Barclays as Chief Executive of Barclaycard. Antony has represented Barclays as a non-executive Director on the board of Absa Group Limited (now Barclays Africa Group Limited). He was also on the board of Visa Europe Ltd and the board of Motability Operations Group plc. Since becoming Group Chief Executive, Antony has taken the lead in the development of Barclays’ Transform programme, including the introduction of a new Purpose and Values, with the aim of making Barclays the ‘Go-To’ Bank for customers and clients.

Other current principal external appointments: Member, Board of Directors of the Institute of International Finance; Member, International Advisory Panel of the Monetary Authority of Singapore; Trustee Director, Business in the Community.

Committee membership: Group Executive Committee.

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9. That Wendy Lucas-Bull be reappointed a Director of the Company.

Skills and experience: Wendy was appointed to the Board as a non-executive Director in September 2013. She is currently chairman of Barclays Africa Group Limited (formerly Absa Group Limited), one of the largest financial services groups in Africa and majority owned by Barclays. She has held senior board positions at the Development Bank of Southern Africa, the South African Financial Markets Advisory Board, Eskom, Aveng Ltd and Nedbank Group Limited. Wendy has also held positions on the boards of Telkom SA, Alexander Forbes Ltd, Dimension Data PLC and Anglo American Platinum Ltd. Wendy’s extensive experience provides the Board with valuable retail, commercial, asset management and investment banking expertise. Her widespread experience stems from board level positions in South African banks, having led some of South Africa’s blue chip companies, most notably as CEO of one of the largest retail banks in South Africa, serving as a senior executive of one of the major investment banks in South Africa, as well as her years of providing consultancy services to the largest banks, financial exchanges and insurers in South Africa and Internationally. As a CEO she has a track record of successful financial turnaround and cultural transformation of a major South African bank. Her in-depth knowledge of banking in Africa also provides an invaluable insight into banking in the region. Wendy has led or participated in a number of conduct related consultations throughout her career, and such knowledge and experience contributes greatly toward discussions on the culture at Barclays.

Independent: No. Wendy is chairman of Barclays Africa Group, which is majority owned by Barclays. The Code suggests that such a business relationship should be taken into account when determining a Director’s independence. The Board considers that Wendy demonstrates the essential characteristics of independence expected by the Board and set out in Barclays’ Charter of Expectations, but has decided not to designate her as an independent Director for the purposes of the Code.

Other current principal external appointments: Director, Afrika Tikkun NPC; Director, Peotona Group Holdings.

Committee membership: Board Conduct, Operational and Reputational Risk Committee.

10. That Tushar Morzaria be reappointed a Director of the Company.

Skills and experience: Tushar joined the Board and Group Executive Committee of Barclays in October 2013 as Group Finance Director. Prior to this, he was CFO, Corporate and Investment Bank at JP Morgan Chase, a role he held on the merger of the investment bank and the wholesale treasury/security services business at JP Morgan. Prior to the merger, he was CFO of the investment bank and held various other roles during his career at JP Morgan. Tushar qualified as an accountant at Coopers & Lybrand Deloitte and for most of his career he has worked in investment banking, having held various roles at SG Warburg, JP Morgan and Credit Suisse. Tushar has over 20 years of strategic financial management experience, which has proved invaluable in his role as Group Finance Director.

Other current principal external appointments: None

Committee membership: Group Executive Committee.

11. That Dambisa Moyo be reappointed a Director of the Company.

Skills and experience: Dambisa joined the Board in May 2010 as a non-executive Director. She is an international economist and commentator on the global economy, with a background in financial services. After completing a PhD in Economics, she worked for Goldman Sachs in the debt capital markets, hedge funds coverage and global macroeconomics teams. Dambisa has also worked for the World Bank and formerly served as a non-executive director of Lundin Petroleum AB (publ). Dambisa’s background as an economist, in particular her knowledge and understanding of global macroeconomic issues and African economic, political and social issues, provides an important contribution to the Board’s discussion of Barclays’ business and citizenship strategy.

Independent: Yes

Other current principal external appointments: Non-executive Director, SABMiller PLC; Non-executive Director, Barrick Gold Corporation.

Committee membership: Board Conduct, Operational and Reputational Risk Committee; Board Audit Committee; Board Financial Risk Committee.

12. That Frits van Paasschen be reappointed a Director of the Company.

Skills and experience: Frits was appointed to the Board as a non- executive Director in August 2013. Frits is an experienced director and CEO, most recently CEO of Starwood Hotels and Resorts Worldwide Inc, one of the world’s largest hotel companies. He served as a non-executive director for two NYSE listed companies, Jones Apparel Group and Oakley. He previously served as the CEO and president of Coors Brewing Company and has held various senior management positions with Nike, Inc. and Disney Consumer Products. Frits’ extensive global and commercial experience and role as a CEO of an international business provides valuable strategic insight. In particular, his experience in developing and marketing brands, and a broad knowledge of enhancing business performance and the customer experience in a retail environment, is highly beneficial to many aspects of Barclays’ business.

Independent: Yes

Other current principal external appointments: None

Committee membership: None

13. That Sir Michael Rake be reappointed a Director of the Company.

Skills and experience: Sir Michael joined the Board in January 2008 as a non-executive Director. He was appointed Senior Independent Director in October 2011 and Deputy Chairman in July 2012. Sir Michael spent over 30 years with KPMG, where he was senior partner of the UK firm and chairman of KPMG International. Sir Michael is chairman of BT Group plc and was previously chairman of the UK Commission for Employment and Skills, chairman of Business in the Community, chairman of easyJet plc and a director of the Financial Reporting Council. Sir Michael has substantial financial and commercial experience gained in the UK, Continental Europe and the Middle East. He also has significant experience, both as chairman and a board member, of listed companies.

Independent: Yes

Other current principal external appointments: President, Confederation of British Industry; Director, McGraw-Hill Financial, Inc.

Committee membership: Board Corporate Governance and Nominations Committee; Board Enterprise Wide Risk Committee.

barclays.com/annualreport	Barclays PLC Notice of Meeting 2015 I 5

Notice of AGM

continued

14. That Steve Thieke be reappointed a Director of the Company.

Skills and experience: Steve was appointed to the Board as a non-executive Director in January 2014. He has four decades of experience in financial services, both in regulation and investment banking. Steve worked for the Federal Reserve Bank of New York for 20 years, where he held several senior positions in credit and capital markets operations and banking supervision and later he became a non-executive director at the FSA. He has also held senior roles in investment banking and risk management with JP Morgan, where he spent 10 years. He was head of the Fixed Income Division, co-head of Global Markets, president and chairman of JP Morgan Securities, Inc. and head of the Corporate Risk Management Group, retiring from JP Morgan in 1999. He has significant board level experience, both in executive and non-executive roles, including spending seven years as a director of Risk Metrics Group, where latterly he served as chairman of the board, and nine years on the board of PNC Financial Services Corp.

Independent: Yes

Other current principal external appointments: None

Committee membership: Board Financial Risk Committee; Board Remuneration Committee.

15. That Diane de Saint Victor be reappointed a Director of the Company.

Skills and experience: Diane was appointed as a non-executive Director in March 2013. She is currently general counsel and company secretary and a member of the group executive committee of ABB Limited, the publicly listed international power and automation technologies company based in Switzerland. Her responsibilities include head of Legal and Integrity. She was formerly senior vice president and general counsel of the Airbus Group (formerly EADS), the European aerospace and defence company. Diane’s legal experience and her knowledge of regulatory and compliance matters allows her to provide a unique perspective to the Board and its Committees.

Independent: Yes

Other current principal external appointments: Member, Advisory Board of The World Economic Forum’s Davos Open Forum.

Committee membership: Board Audit Committee; Board Conduct, Operational and Reputational Risk Committee.

Reappointment of auditors

16. That PricewaterhouseCoopers LLP, Chartered Accountants and Statutory Auditors, be reappointed as auditors of the Company to hold office from the conclusion of this AGM until the conclusion of the next AGM at which accounts are laid before the Company.

The Act requires that auditors are reappointed at each AGM at which accounts are presented. The Board, on the unanimous recommendation of the Board Audit Committee, which has evaluated the effectiveness and independence of the Company’s external auditors, is proposing the reappointment of PricewaterhouseCoopers LLP.

Auditors’ remuneration

17. That the Directors be authorised to set the remuneration of the auditors.

The Board may set the remuneration of the auditors if authorised to do so by the shareholders. This resolution seeks that authority. Details of the remuneration paid to the Company’s external auditors for 2014 and details of how the Board monitors the effectiveness and independence of the external auditors may be found in the 2014 Annual Report.

Political donations

18. That, in accordance with sections 366 and 367 of the Companies Act 2006 (the ‘Act’) the Company and any company which, at any time during the period for which this resolution has effect, is a subsidiary of the Company, be and are hereby authorised to:

(a)	make donations to political organisations not exceeding £25,000 in total; and

(b)	incur political expenditure not exceeding £100,000 in total,

in each case during the period commencing on the date of this resolution and ending on the date of the AGM of the Company to be held in 2016 or on 30 June 2016, whichever is the earlier, provided that the maximum amounts referred to in (a) and (b) may consist of sums in any currency converted into sterling at such rate as the Board may in its absolute discretion determine. For the purposes of this resolution, the terms ‘political donations’, ‘political organisations’ and ‘political expenditure’ shall have the meanings given to them in sections 363 to 365 of the Act.

Barclays does not give any money for political purposes in the UK nor does it make any donations to political organisations or incur political expenditure within or outside of the EU. However, the definitions of political donations and political expenditure used in the Act are very wide. As a result, they may cover activities that form part of relationships that are an accepted part of engaging with our stakeholders to ensure that issues and concerns affecting our operations are considered and addressed, but which would not be considered as political donations or political expenditure in the layman’s sense. The activities referred to above are not designed to support any political party nor to influence public support for any political party. The authority we are requesting is similar to that given by shareholders at the AGM in 2014 and is a precautionary measure to ensure that the Group does not inadvertently breach the Act.

General authority to allot shares and equity securities

19. That, in substitution for all existing authorities but without prejudice to any authority granted pursuant to resolution 21 (if passed), the Directors be and are hereby generally and unconditionally authorised pursuant to section 551 of the Act to exercise all the powers of the Company to:

(a)	allot shares (as defined in section 540 of the Act) in the Company or grant rights to subscribe for, or to convert any security into, shares in the Company up to an aggregate nominal amount of £1,415,195,502, $77,500,000, €40,000,000 and ¥4,000,000,000; and

(b)	allot equity securities (as defined in section 560 of the Act) up to an aggregate nominal amount of £2,750,391,004 (such amount to be reduced by the aggregate nominal amount of ordinary shares allotted or rights to subscribe for, or to convert any securities into, ordinary shares in the Company granted under paragraph (a) of this resolution 19) in connection with an offer by way of a rights issue:

(i)	to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and

(ii)	to holders of other equity securities (as defined in section 560 of the Act) as required by the rights of those securities, or subject to such rights, as the Directors otherwise consider necessary,

6 I Barclays PLC Notice of Meeting 2015	barclays.com/annualreport

and so that the Directors may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with treasury shares, fractional entitlements or securities represented by depositary receipts, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or the requirements of any regulatory body or stock exchange or any other matter, such authorities to apply (unless previously renewed, varied or revoked by the Company in general meeting) for the period expiring at the end of the AGM of the Company to be held in 2016 or the close of business on 30 June 2016, whichever is the earlier but, in each case, so that the Company may make offers and enter into agreements before the authority expires which would, or might require shares to be allotted or rights to subscribe for, or to convert any security into, shares to be granted after the authority expires and the Directors may allot shares or grant such rights under any such offer or agreement as if the authority had not expired.

Resolution 19 is divided into two parts which, in total, will give the Board authority to allot all of the preference shares (denominated in Sterling and other currencies) that were created in 2008 and, in certain circumstances (explained below), ordinary shares up to an amount approximately equal to two-thirds of the Company’s current issued ordinary share capital (excluding shares held in treasury). As at 27 February 2015, the Company did not hold any treasury shares.

Paragraph (a) of the resolution will give the Board a general authority to allot all of the unissued preference shares in the Company and up to a maximum aggregate nominal amount of £1,375,195,502 of ordinary shares, being equivalent to one-third of the Company’s issued ordinary share capital as at 27 February 2015.

Paragraph (b) of the resolution will give authority to the Board to allot up to a further one-third of the current issued ordinary share capital, provided that the allotment is made in connection with a rights issue (an offer made to existing shareholders allowing them to purchase ordinary shares in proportion to their existing holding) in favour of holders of equity securities (which would include ordinary shareholders).

The amount in paragraph (b) would be reduced by the nominal amount of ordinary shares already issued or assigned under the authority conferred by paragraph (a) of this resolution, so that we would not have the power to issue in total more than two-thirds of the current issued ordinary share capital pursuant to the authority granted by this resolution. However, if resolution 21 is passed, we would have the additional authority to allot shares or grant rights to subscribe for, or to convert any security into, shares up to an amount approximately equal to 20% of the Company’s issued ordinary share capital (excluding shares held in treasury) as at 27 February 2015, as further described in resolution 21.

Resolution 19 is in line with guidance issued by The Investment Association (the ‘IA’). The Directors are also seeking renewed authority under resolution 21 for the issuance of contingent Equity Conversion Notes (ECNs) that automatically convert into or are exchanged for ordinary shares in the Company in prescribed circumstances. This additional authority for ECNs is not contemplated by the guidance issued by the IA but has been discussed with the IA.

We have no present intention to make use of the authority sought under this resolution 19. The authority is, however, sought to ensure that the Company has maximum flexibility in managing the Group’s capital resources and responding to business opportunities. We seek annual renewal of this authority in accordance with best practice.

This authority would remain in force until the end of the AGM in 2016 or the close of business on 30 June 2016, whichever is the earlier. Where the additional authority described in paragraph (b) of this resolution is used, all Directors would be required to stand for reappointment at the next AGM, although our usual practice is that Directors stand for reappointment annually.

Authority to allot equity securities for cash or to sell treasury shares other than on a pro rata basis to shareholders

20. That, in substitution for all existing powers, but without prejudice to any power granted pursuant to resolution 22 (if passed) and subject to the passing of resolution 19, the Directors be generally empowered pursuant to section 570 and section 573 of the Act to allot equity securities (as defined by section 560 of the Act) for cash, pursuant to the authority granted by resolution 19 and/or where the allotment constitutes an allotment of equity securities by virtue of section 560(3) of the Act, in each case free of the restriction in section 561 of the Act, such power to be limited:

(a)	to the allotment of equity securities in connection with an offer of equity securities (but in the case of an allotment pursuant to the authority granted by paragraph (b) of resolution 19, such power shall be limited to the allotment of equity securities in connection with an offer by way of a rights issue only):

(i)	to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and

(ii)	to holders of other equity securities (as defined in section 560 of the Act), as required by the rights of those securities or, subject to such rights, as the Directors otherwise consider necessary, and so that the Directors may impose any limits or restrictions and make any arrangements which they consider necessary or appropriate to deal with treasury shares, fractional entitlements or securities represented by depositary receipts, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or the requirements of any regulatory body or stock exchange or any other matter; and

(b)	to the allotment of equity securities, pursuant to the authority granted by paragraph (a) of resolution 19 and/or an allotment which constitutes an allotment of equity securities by virtue of section 560(3) of the Act (in each case otherwise than in the circumstances set out in paragraph (a) of this resolution) up to a nominal amount of £206,279,325 representing no more than 5% of the issued ordinary share capital as at 27 February 2015; compliance with that limit shall be calculated, in the case of equity securities which are rights to subscribe for, or to convert securities into, ordinary shares (as defined in section 560 of the Act) by reference to the aggregate nominal amount of relevant shares which may be allotted pursuant to such rights, such powers to apply (unless previously renewed, varied or revoked by the Company in general meeting) until the end of the Company’s next AGM after this resolution is passed (or, until the close of business on 30 June 2016, whichever is earlier) but so that the Company may make offers and enter into agreements before the power expires which would, or might, require equity securities to be allotted after the power expires and the Directors may allot equity securities under any such offer or agreement as if the power had not expired.

If we allot new equity securities or sell treasury shares for cash (other than in connection with an employee share scheme), we are required by the Act to first offer the securities to existing shareholders in proportion to their existing holdings (known as pre-emption rights) but we may seek shareholder approval to disapply pre-emption rights or issue equity securities on a non-pre-emptive basis.

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Notice of AGM

continued

The effect of this resolution is to renew the authority given to us in previous years to allot equity securities (which for these purposes includes the sale of treasury shares) on a non-pre-emptive basis to ordinary shareholders by way of a rights issue, for example where legal or practical difficulties in jurisdictions outside the UK may prevent the allocation of shares on a pro rata basis. It would also allow us to allot a limited number of equity securities for cash (up to approximately 5% of the current issued ordinary share capital) without first offering them to existing shareholders. In addition, the Company is again seeking authority under resolution 22 for the issuance of ECNs, or shares to be issued upon conversion or exchange of ECNs, without first offering those equity securities to existing shareholders.

The authority in this resolution 20 would remain in force until the end of the AGM in 2016 or the close of business on 30 June 2016, whichever is the earlier.

We seek annual renewal of this authority in accordance with best practice. We have no present intention to make use of the authority contemplated by this resolution 20 but wish to ensure that the Company has maximum flexibility in managing the Group’s capital resources and responding to business opportunities. The Company does not intend to issue more than 7.5% of its issued ordinary share capital on a non-pre-emptive basis in any three-year period in exercise of the authority contemplated by this resolution 20. However, if passed, resolutions 21 and 22 would allow this level to be exceeded for the issuance of ECNs, or upon conversion or exchange of ECNs.

Additional general authority to allot equity securities in relation to the issuance of contingent Equity Conversion Notes (ECNs)

21. That, in addition to any authority granted pursuant to resolution 19 (if passed), the Directors be and are hereby generally and unconditionally authorised pursuant to section 551 of the Act to exercise all the powers of the Company to allot shares (as defined in section 540 of the Act) in the Company or grant rights to subscribe for or to convert any security into shares in the Company up to an aggregate nominal amount of £825,000,000 in relation to any issue by the Company or any member of the Barclays Group of ECNs that automatically convert into or are exchanged for ordinary shares in the Company in prescribed circumstances where the Directors consider that such an issuance of ECNs would be desirable in connection with, or for the purposes of, complying with or maintaining compliance with the regulatory capital requirements or targets applicable to the Barclays Group from time to time, such authority to apply (unless previously renewed, varied or revoked by the Company in general meeting) until the end of the AGM of the Company to be held in 2016 (or, until the close of business on 30 June 2016, whichever is earlier) but so that the Company may make offers and enter into agreements before the authority expires which would, or might, require shares to be allotted or rights to subscribe for, or to convert any security into, shares to be granted after the authority expires and the Directors may allot shares or grant such rights under any such offer or agreement as if the authority had not expired.

The effect of this resolution 21 is to give the Directors the authority to allot ECNs, or shares issued upon conversion or exchange of ECNs up to an aggregate nominal amount of £825,000,000, representing approximately 20% of the Company’s issued ordinary share capital as at 27 February 2015. As at 27 February 2015, the Company did not hold any shares in treasury. Please see Appendix 1 for more information on the ECNs.

The authority sought in this resolution 21 renews (and is in the same form as) the authority granted by the Company’s shareholders at the AGM in 2014 in relation to ECNs. Appendix 1 explains how we have calculated the size of the authorities we are seeking. This authority is in addition to the authority proposed in resolution 19, which is the usual authority sought on an annual basis in line with guidance issued by the IA. Although this authority is not contemplated by the guidance issued by the IA, it has been discussed with the IA.

The authority sought in this resolution 21 will be utilised as considered desirable to comply with or maintain compliance with regulatory capital requirements or targets applicable to the Barclays Group. The authority will remain in force until the end of the AGM in 2016 or the close of business on 30 June 2016, whichever is earlier. The Company is intending to seek a similar authority on an annual basis.

Authority to allot equity securities for cash other than on a pro rata basis to shareholders in relation to the issuance of contingent Equity Conversion Notes (ECNs)

22. That, in addition to the power granted pursuant to resolution 20 (if passed), and subject to the passing of resolution 21, the Directors be generally empowered pursuant to section 570 of the Act to allot equity securities (as defined in section 560 of the Act) for cash pursuant to the authority granted by resolution 21, free of the restriction in section 561 of the Act, such power to apply (unless previously renewed, varied or revoked by the Company in general meeting) until the end of the AGM of the Company to be held in 2016 (or, until the close of business on 30 June 2016, whichever is earlier) but so that the Company may make offers and enter into agreements before the power expires which would, or might, require equity securities to be allotted after the power expires and the Directors may allot equity securities under any such offer or agreement as if the power had not expired.

The effect of this resolution 22 is to give the Directors authority to allot ECNs, or shares issued upon conversion or exchange of ECNs, without first offering them to existing shareholders. This will allow the Company to manage its capital in the most efficient and economic way for the benefit of shareholders. If passed, this resolution will authorise the Directors to allot shares and grant rights to subscribe for or to convert any security into shares in the Company on a non-pre-emptive basis up to an aggregate nominal amount of £825,000,000, representing approximately 20% of the Company’s issued ordinary share capital as at 27 February 2015, such authority to be exercised in connection with the issue of ECNs. The authority sought in this resolution 22 renews (and is in the same form as) the authority granted by the Company’s shareholders at the AGM in 2014 in relation to ECNs. Appendix 1 contains more information on the ECNs.

The authority sought in this resolution 22 will be utilised as considered desirable to comply with or maintain compliance with regulatory capital requirements or targets applicable to the Barclays Group. The authority will remain in force until the end of the AGM in 2016 or the close of business on 30 June 2016, whichever is earlier. The Company is intending to seek a similar authority on an annual basis.

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Purchase of own shares

23. That the Company be generally and unconditionally authorised for the purposes of section 701 of the Act to make market purchases (within the meaning of section 693 of the Act) on the London Stock Exchange of up to an aggregate of 1,650,234,602 ordinary shares of 25p each in its capital, and may hold such shares as treasury shares, provided that:

(a)	the minimum price (exclusive of expenses) which may be paid for each ordinary share is not less than 25p;

(b)	the maximum price (exclusive of expenses) which may be paid for each ordinary share shall not be more than the higher of:

(i)	105% of the average of the market values of the ordinary shares (as derived from the Daily Official List of the London Stock Exchange) for the five business days immediately preceding the date on which the purchase is made; and

(ii)	that stipulated by Article 5(1) of the Buy-back and Stabilisation Regulation (EC 2273/2003); and

(c)	unless previously renewed, varied or revoked by the Company in general meeting, the authority conferred by this resolution shall expire at the end of the AGM of the Company to be held in 2016 or the close of business on 30 June 2016, whichever is the earlier (except in relation to any purchase of shares the contract for which was concluded before such date and which would or might be executed wholly or partly after such date).

This resolution would enable the Company to buy back its own ordinary shares in the market. We consider it desirable to have the general authority to do this in order to provide maximum flexibility in the management of the Group’s capital resources. However, we would only use the authority if we were satisfied at the time that to do so would be in the interests of shareholders and would lead to an increase in the Group’s earnings per share.

The authority would be restricted to a maximum of 1,650,234,602 ordinary shares. This is not more than 10% of the issued share capital as at 27 February 2015.

Should we decide to purchase some of the Company’s own shares, existing rights to subscribe for shares would represent a marginally increased proportion of the current issued share capital. Details are as follows:

¡	The total number of ordinary shares that may be issued on the exercise of outstanding options as at 27 February 2015 is 131,778,262, which represents approximately 0.80% of the issued share capital at that date. As at 27 February 2015 there were no warrants over ordinary shares outstanding.

¡	If the Company were to purchase shares up to the maximum permitted by this resolution, the proportion of ordinary shares subject to outstanding options would represent approximately 0.89% of the issued share capital as at 27 February 2015.

Under the Act, the Company may hold any shares bought back in treasury, which may then either be sold for cash, transferred for the purposes of an employees’ share scheme (subject, if necessary, to approval by shareholders at a general meeting) or cancelled. The Company therefore has the choice of either cancelling or holding in treasury any of its shares which it purchases. If the Company buys any of its shares under the authority given by this resolution, we will decide at the time of purchase whether to cancel them immediately or to hold them in treasury. In relation to treasury shares, we would also have regard to any investor guidelines in relation to the purchase of shares intended to be held in treasury or in relation to their holding or resale which may be in force at the time of any such purchase, holding or resale.

General meetings

24. That the Directors be authorised to call general meetings (other than an AGM) on not less than 14 clear days’ notice, such authority to expire at the end of the AGM of the Company to be held in 2016 or the close of business on 30 June 2016, whichever is the earlier.

The Act requires listed companies to call general meetings on at least 21 clear days’ notice unless shareholders have approved the calling of general meetings at shorter notice. Barclays wishes to retain the option of calling general meetings, other than an AGM, on 14 clear days’ notice and the effect of this resolution is to continue to give the Directors the power to call general meetings on a notice period of not less than 14 clear days. However, as Barclays has a global shareholder base, in practice, we would always aim to give a longer notice period to ensure overseas shareholders in particular are able to participate fully. The 14-day notice period would therefore only be used in exceptional circumstances where the flexibility is merited by the business of the meeting and is thought to be to the advantage of shareholders as a whole. If this authority is used, the Company would then expect to explain, in its next Annual report, the reasons for taking this exceptional action. The resolution is valid up to the end of the next AGM or the close of business on 30 June 2016, whichever is the earlier, and it is our intention to renew the authority at each AGM. The Company offers the facility for all shareholders to vote by electronic means. This is accessible to all shareholders and would be available if the Company was to call a meeting on 14 clear days’ notice. The Company also provides the ability to appoint proxies electronically through CREST and shareholders can vote online at barclays.com/ investorrelations/vote.

By order of the Board

Lawrence Dickinson

Company Secretary

2 March 2015

1 Churchill Place

London E14 5HP

Registered in England, Company No. 48839

barclays.com/annualreport	Barclays PLC Notice of Meeting 2015 I 9

Appendix 1

Your questions answered on Equity Conversion Notes (ECNs)

Why is Barclays seeking renewed authority to issue ECNs?

To continue to operate as a bank, Barclays must meet minimum regulatory capital requirements in the countries in which it operates. To maintain an efficient capital structure that protects the interests of ordinary shareholders under prudential regulatory requirements (introduced under the Capital Requirements Directive (CRD IV) and Prudential Regulation Authority (PRA) guidelines from 1 January 2014), Barclays currently anticipates it will need to hold around 2.0% of its Risk-Weighted Assets (RWAs) in the form of Additional Tier 1 Capital (AT1). AT1 must be in the form of Contingent Capital, sometimes called CoCos. The capital issued to meet this requirement can currently be in the form of Permanent Write Down Notes or ECNs and may be issued by the Company or another member of the Barclays Group.

The Company has issued £4.3 billion equivalent of AT1 ECNs to date at a £1.65 equivalent conversion price (which would, in the circumstances described below, result in the issue of ordinary shares of an aggregate nominal value of £663 million). Shareholder approval is once again being sought in resolutions 21 and 22 (in an amount equal to last year’s annual authority) to authorise the issue of further ECNs (and shares to be issued on conversion or exchange of ECNs) and to provide flexibility to Barclays in managing its capital structure efficiently. Barclays has no current intention to use CoCos as part of compensation structures.

What is a ‘Trigger Event’ and what will happen?

Should Barclays’ fully-loaded CRD IV Common Equity Tier 1 (CET1) ratio fall below 7% (the Trigger Event), the current outstanding ECNs would be converted into, or exchanged for, new Barclays ordinary shares. Permanent Write Down Notes would cease to have any value upon a Trigger Event.

What steps can Barclays take before or on a Trigger Event?

In advance of and after a Trigger Event, Barclays’ management can be expected to take certain actions under the Recovery Plan it is required to maintain by its regulators. Should Barclays’ capital ratios fall, Barclays would be required to commence planned recovery actions to improve its capital position (e.g., by reducing RWAs, through a rights issue of ordinary shares or by seeking financial support from certain investors) well in advance of a Trigger Event. In the case of the launch of a rights issue, Barclays’ ordinary shareholders would be offered the opportunity to acquire new ordinary shares in proportion to their existing Barclays shareholding (subject to legal, regulatory or practical restrictions).

The terms and conditions of ECNs issued by Barclays to date have included a mechanism to give shareholders the opportunity to purchase the ordinary shares issued on conversion or exchange of ECNs, on a pro rata basis, where practicable and subject to applicable laws and regulations, at the same conversion price as the holders of the ECNs would have acquired the ordinary shares. This is known as a Conversion Share Offer. The Directors intend, if permitted by law and regulation, to retain a Conversion Share Offer in future issuances of ECNs by Barclays. However, in October 2014 the European Banking Authority (EBA) published a report on the monitoring of AT1 instruments by EU institutions, in which it indicated that mechanisms such as the Conversion Share Offer should not form part of the terms and conditions of AT1 issuance. The Directors continue to evaluate the EBA report and the potential impact it may have on Barclays’ ability to include a Conversion Share Offer in future issuances of ECNs.

The circumstances in which a Trigger Event might be expected to occur are considered to be remote given the level of capital Barclays holds in excess of the trigger level and the recovery actions it would take should such a situation seem likely to arise.

Will all ECNs be in the form of AT1 Capital?

Yes. It is not Barclays’ current intention to issue Tier 2 ECNs.

How does AT1 Capital provide a more efficient capital structure?

Barclays is required to hold Tier 1 Capital to meet regulatory requirements. Tier 1 Capital may constitute CET1 and AT1. At the time of its 2014 results announcement, Barclays confirmed a target CET1 ratio of greater than 11% and expects to reach a range of 11.5% to 12.0% in the end state. With current expectations of a further 2.0% of AT1, this implies total Tier 1 Capital in the range of 13.5% to 14.0% in the end state. Achieving this Tier 1 range with a proportion of AT1 is expected to be cheaper than issuing the total target amount in CET1, therefore resulting in a lower weighted-average cost of capital for shareholders. Holding AT1 also allows Barclays to reduce the risk that it is restricted in its ability to make certain discretionary distributions, including paying dividends to ordinary shareholders.

At what price will ECNs be converted into or exchanged for ordinary shares?

The terms and conditions for ECNs specify a conversion price or a mechanism for setting a conversion price, which is the rate at which the ECNs will be exchanged for ordinary shares. Barclays has £4.3 billion equivalent of ECNs currently outstanding, which were issued at a £1.65 equivalent conversion price. The resolutions continue to give the Directors authority to set the specific terms and conditions of the ECNs (including a conversion price or mechanism for setting a conversion price) after considering market conventions and conditions at the time of issuance.

How have you calculated the size of the authorities you are seeking?

These authorities are set at a level to provide maximum flexibility to Barclays in managing its capital structure efficiently given evolving regulatory requirements and market appetite for this form of capital instrument.

10 I Barclays PLC Notice of Meeting 2015	barclays.com/annualreport

Notes

(a)	Entitlements under CREST

Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those holders of shares registered in the register of members at 6:00pm on Tuesday, 21 April 2015 shall be entitled to attend or vote at the meeting in respect of the number of shares registered in their name at that time. Changes to entries on the register after 6:00pm on Tuesday, 21 April 2015 shall be disregarded in determining the rights of any person to attend or vote at the meeting.

(b)	Appointing a proxy

A shareholder who is entitled to attend, speak and vote at the meeting is entitled to appoint one or more people (called proxies) to attend, speak and vote on his/her behalf. They need not be Barclays shareholders. If more than one proxy is appointed, each proxy must be appointed to exercise the rights attached to different shares A proxy will have the same number of votes on a show of hands as if the member who appointed the proxy was at the meeting.

(c)	Corporate representatives

A corporate shareholder can appoint one or more corporate representatives who may exercise, on its behalf, all its powers as a member provided that no more than one corporate representative exercises powers over the same share.

(d)	Persons nominated by shareholders

The right to appoint a proxy does not apply to persons whose shares are held on their behalf by another person and who have been nominated to receive communications from the Company in accordance with section 146 of the Act (Nominated Persons). Nominated Persons may have a right under an agreement with the registered shareholder who holds the shares on their behalf to be appointed (or to have someone else appointed) as a proxy. Alternatively, if Nominated Persons do not have such a right, or do not wish to exercise it, they may have a right under such an agreement to give instructions to the person holding the shares as to the exercise of voting rights.

(e)	Documents available for inspection

The following documents, which are available for inspection during usual business hours on any weekday (Saturdays, Sundays and public holidays excluded) at the Company’s registered office, 1 Churchill Place, London E14 5HP, will also be available for inspection at the Royal Festival Hall from 10:30am on Thursday, 23 April 2015 until the end of the meeting: (i) copies of the executive Directors’ service contracts; and (ii) copies of the non-executive Directors’ letters of appointment.

(f)	Total shares and voting rights

As at 27 February 2015 (being the latest practicable date before publication of this document) the Company’s issued share capital comprised 16,502,346,024 ordinary shares of 25 pence each. Each ordinary share carries the right to vote at a general meeting of the Company and, therefore, the total number of voting rights in the Company as at 27 February 2015 was 16,502,346,024.

(g)	Forward-looking statements

The appendix to the Notice of AGM contains certain forward-looking statements with respect to Barclays’ expectations of the impact of these resolutions on its regulatory capital requirements. Barclays cautions readers that no forward-looking statement is a guarantee of future events and circumstances and that the actual impact of the resolutions could differ materially from its expectations. Any forward-looking statements made herein speak only as of the date they are made. Except as required by the Prudential Regulation Authority, the Financial Conduct Authority, the London Stock Exchange plc (LSE) or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Barclays’ expectations with regard thereto. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has published or may publish via the Regulatory News Service of the LSE and/or has filed or may file with the US Securities and Exchange Commission.

(h)	Shareholder information

A copy of this Notice of AGM and other information required by section 311A of the Act can be found at barclays.com/agm.

(i)	Shareholder right to ask a question

Any shareholder attending the meeting has the right to ask questions. The Company must cause to be answered any such question relating to the business being dealt with at the meeting but no such answer need be given if: (i) to do so would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information, (ii) the answer has already been given on a website in the form of an answer to a question, or (iii) it is undesirable in the interests of the Company or good order of the meeting that the question be answered.

(j)	Members’ statement of audit concerns

Section 527 of the Act allows shareholders who meet the threshold requirements of that section to require the Company to publish a statement on its website setting out any matter relating to: (i) the audit of the accounts to be laid at the meeting (including the auditor’s report and the conduct of the audit); or (ii) any circumstances connected with the auditor ceasing to hold office since the last meeting at which annual accounts and reports were laid in accordance with section 437 of the Act. This is known as a ‘members’ statement of audit concerns’. If such a request is received, the Company cannot require those shareholders requesting publication of the statement to meet its costs of complying with that request. The Company must also forward a copy of the statement to the auditor at the same time that it makes it available on the website. Where a members’ statement of audit concerns is received it will be included in the business of the meeting at which the accounts are laid.

(k)	Electronic communication

You may not use any electronic address provided in either this Notice of AGM or any related documents (including the Proxy Form) to communicate with the Company for any purposes other than those expressly stated.

barclays.com/annualreport	Barclays PLC Notice of Meeting 2015 I 11

Shareholders’ Questions and Answers

Voting arrangements

Who is entitled to vote?

Shareholders who want to attend, speak and vote at the AGM must be entered on the Company’s register of members by no later than 6:00pm on Tuesday, 21 April 2015, or if the AGM is adjourned, no later than 6:00pm two days before the time fixed for the adjourned meeting.

How do I vote?

There are four ways in which you can vote:

¡	You can vote in person at the AGM to be held on Thursday, 23 April 2015;

¡	You can appoint a proxy online to vote on your behalf on our website at barclays.com/investorrelations/vote. You will need your Voting ID, Task ID and Shareholder or Sharestore Reference Number, which are shown on your Proxy Form or Shareholder Voting Instruction Card. Alternatively, you can log into or register at Shareview (www.shareview.co.uk). A proxy appointment made electronically will not be valid if sent to any address other than those provided or if received after 11:00am on Tuesday, 21 April 2015;

¡	You can sign and return your Proxy Form appointing the Chairman or another person to vote for you. You should return your form to our Registrar, Equiniti, in the enclosed pre-paid envelope so that it is received by no later than 11:00am on Tuesday, 21 April 2015; or

¡	If you are a CREST member, you may choose to use the CREST electronic proxy appointment service in accordance with the procedures set out in the explanatory notes on the Proxy Form.

You will find details below of how to withdraw your proxy if you change your mind. Completion and return of the Proxy Form will not preclude members from attending and voting at the meeting should they wish to do so.

Voting on resolutions at the AGM will be by poll. This means that you will be asked to complete a Poll Card if you attend in person. We believe that a poll is the best way of representing the views of as many shareholders as possible in the voting process.

What if I plan to attend the AGM and vote in person?

If you want to vote in person at the AGM there is no need to complete your Proxy Form or appoint a proxy online using your Shareholder Voting Instruction Card. Attached to the Proxy Form and on the rear of the Shareholder Voting Instruction Card is a Poll Card for use by those attending the AGM. You should bring the Poll Card with you to the meeting.

If my shares are held in Barclays Sharestore how do I vote?

All Sharestore members can choose to attend, speak and vote at the AGM. If you are a Sharestore member and do not want to attend but do want to vote, you must return your Proxy Form so that Equiniti Corporate Nominees Limited can appoint whichever person you name on the Proxy Form to attend and vote on your behalf. If you return the Proxy Form but do not insert the name of your proxy then the Chairman of the meeting will vote on your behalf. Alternatively, you can appoint a proxy to vote on your behalf on our website at barclays.com/investorrelations/vote. To be valid, proxy appointments must be received no later than 11:00am on Tuesday, 21 April 2015.

I have chosen not to receive hard copy shareholder documents, how can I vote?

If you have chosen not to receive hard copy shareholder documents and would like to vote, you can appoint a proxy online at Shareview (www.shareview.co.uk). Alternatively, if you would like to vote by appointing a proxy using a Proxy Form, please contact our Registrar.

I have been nominated by a shareholder to enjoy information rights, can I vote?

No. If you are not a shareholder you do not have a right to vote or to appoint a proxy. However, the agreement that you have with the person who nominated you to enjoy information rights may give you the right to be appointed as their proxy, or to have someone else appointed as a proxy for the AGM and to attend, speak and vote on their behalf. If you have any questions you should contact the registered shareholder (the custodian or broker) who looks after your investment on your behalf.

How will my shares be voted if I appoint a proxy?

The person you name on your Proxy Form must vote in accordance with your instructions. If you do not give them any instructions, a proxy may vote or not vote as he or she sees fit on any business of the AGM. Please see the explanatory notes on the reverse of the Proxy Form.

Can I appoint anyone to be a proxy?

Yes. You can appoint your own choice of proxy or you can appoint the Chairman as your proxy. Your proxy does not need to be a Barclays shareholder.

Can I appoint more than one proxy?

Yes. You may appoint more than one proxy, provided that each proxy is appointed to exercise rights attached to different shares. You may not appoint more than one proxy to exercise rights attached to the same share. To appoint more than one proxy you should photocopy the Proxy Form and indicate in the box that this is one of multiple instructions.

Can I change my mind once I have appointed a proxy?

Yes. If you change your mind, you can send a written statement to that effect to our Registrar. The statement must arrive with our Registrar by 11:00am on Tuesday, 21 April 2015, or you should bring it along to the AGM.

How will the votes be counted?

Each of the resolutions set out in the Notice of AGM will be voted upon on a poll. The passing of resolutions 1 to 19 and 21 are determined by a majority of votes. Resolutions 20 and 22 to 24 are being proposed as special resolutions and will therefore require a 75% majority of the votes cast for them to be passed.

Our Registrar counts the proxy votes received before the AGM and then counts the votes cast at the AGM. An independent third party, Electoral Reform Services, has been appointed by Barclays to monitor the shareholder voting process.

When will the results of the voting be declared?

The preliminary results of voting on the resolutions to be proposed at the AGM will be displayed in the exhibition area shortly after the AGM. The final results will be announced to the London Stock Exchange and will appear on our website at barclays.com/agm.

Corporate shareholders

I am a corporate shareholder – what do I need to do to attend the AGM?

Representatives of shareholders that are corporations will have to produce evidence of their proper appointment when attending the AGM. Please contact our Registrar if you need further guidance on this.

12 I Barclays PLC Notice of Meeting 2015	barclays.com/annualreport

Questions

Can I ask a question at the AGM?

Yes, however, questions should only be asked on the specific business of the AGM. If you would like to ask a question at the AGM, you can register your question at the Question Registration Points in the Exhibition Area before the AGM starts. You can also register your question once the AGM has started at the Question Registration Point outside the meeting room. Any questions raised but not answered at the meeting will be reviewed by the Chairman after the AGM and a reply will be sent out within 14 days.

Please try to keep your questions short and relevant to the business of the AGM. We want all shareholders to have the opportunity to ask questions.

Can I ask a question about customer issues?

If you would like to ask a question about a personal customer matter at the AGM you should go to the Customer Relations Point in the Exhibition Area, which is staffed by Senior Customer Relations personnel.

Can I ask a question about my personal shareholding?

If you would like to ask a question about your personal shareholding you should go to the Shareholder Enquiry Point in the Exhibition Area. This is staffed by our Registrar and Barclays Stockbrokers and will be open both before and after the AGM.

General questions

If you have any further questions about the AGM or your shareholding, please contact our Registrar using the contact details below.

Do you provide this Notice in alternative formats?

Copies of this Notice are available in large print, Braille or on audio CD.

If you would like a copy in any of these forms, please contact our Registrar, Equiniti, on:

0871 384 2055Ý (in the UK); or

+44 121 415 7004 (from overseas)

Shareholder information
If you need help, contact our Registrar, Equiniti.
Web www.shareview.co.uk	Telephone 0871 384 2055Ý (in the UK) +44 121 415 7004 (from overseas)	Postal address Equiniti Aspect House, Spencer Road Lancing, West Sussex BN99 6DA United Kingdom
ÝCalls cost 8p per minute plus network extras. Lines open 8.30am to 5.30pm Monday to Friday, excluding public holidays.

barclays.com/annualreport	Barclays PLC Notice of Meeting 2015 I 13

Additional information for shareholders attending the Annual General Meeting

The AGM will be held at the Royal Festival Hall, Southbank Centre, Belvedere Road, London SE1 8XX

AGM details
Date	Thursday, 23 April 2015
Time	The AGM will start promptly at 11:00am
You should allow at least 20 minutes for security and registration formalities
Schedule for the day
9:30am	¡	Registration desks open
	¡	Tea and coffee available
	¡	Q&A registration opens
10:15 – 10:30am	¡	‘Barclays at 325’ Exhibition
	¡	Exhibition curator, Professor Leslie Hannah, will introduce the Exhibition
10:40 – 10:55am	¡	Performance by Barclaybrass in the Meeting Room
11:00am	¡	The AGM starts in the Meeting Room
1:00pm (approximately)	¡	Light refreshments available (after the conclusion of the AGM)
1:00 – 1:15pm	¡	Performance by Barclaybrass in the Exhibition Area
1:15pm onwards	¡	Professor Leslie Hannah, Barclays archivists and Barclays leaders will meet shareholders in the Exhibition Area
2:30pm	¡	Venue closes

The final poll results are expected to be released to the London Stock Exchange on Thursday, 23 April 2015. They will be available on barclays.com/agm and will be displayed in reception at 1 Churchill Place, London, E14 5HP.

Travelling to the AGM

The nearest tube stations are Waterloo on the Bakerloo, Northern, Jubilee and Waterloo & City lines, Embankment on the District and Circle lines and Charing Cross on the Northern and Bakerloo lines. The nearest overground train stations are Waterloo and Charing Cross. Buses stop on Waterloo Bridge, York Road, Belvedere Road and Stamford Street.

A map showing the location of the venue can be found below or you can find more information at www.southbankcentre.co.uk/visiting-us/royal-festival-hall

Barclays at 325: a curated exhibition

In 2015 Barclays will be 325 years old. This longevity is an extraordinary achievement, especially against the backdrop of multiple financial crises, international conflicts, and the agricultural, industrial and now technological revolution.

Two years into one of the most intense periods of transformation in the bank’s history, we have an opportunity to reflect on just how far we’ve come. Not just since 2012, but since 1690.

To help us do this, Professor Leslie Hannah, visiting professor at the London School of Economics and co-author of Barclays: The Business of Banking 1690 – 1996, has curated a special 325th anniversary exhibition to be displayed at this year’s AGM.

From pioneering international trade finance and large-scale branch banking, to the world’s first cash machine and mobile cheque deposit technology, the exhibition will track Barclays’ evolution over 325 years.

Helpful information

Security

For safety reasons, security checks will be carried out on entry to the Royal Festival Hall. Please note that you will be asked to leave large bags in the cloakroom and small bags may be searched. Cameras, video recorders or tape recorders should not be used during the AGM. Mobile phones and other electronic communication devices should be turned off.

Cloakroom facilities

Cloakroom facilities will be available in the registration area.

Registration

Attendance Cards should be presented to our Registrar’s staff who will be available as you arrive at the venue. Corporate representatives, proxies and guests and Barclays Stockbrokers clients should register at the registration desks, which will be clearly signposted.

Persons with special needs

The Royal Festival Hall is easily accessible by wheelchair users and has lift access. Barclays staff will be on hand to guide you to the lifts.

Speech to text and hearing induction loop facilities will be available at the AGM. The AGM will also be signed.

An audio CD containing extracts from the 2014 Strategic Report is available, free of charge, either on request in writing from our Registrar or at the AGM.

First aid

First aid facilities will be available. Please approach any member of Barclays staff.

Refreshments

Tea and coffee will be available before the AGM. After the business of the AGM has been concluded, light refreshments will be available.

Go online

  Further information on our Annual Report barclays.com/annualreport

14 I Barclays PLC Notice of Meeting 2015	barclays.com/annualreport

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Registered office:

1 Churchill Place, London E14 5HP

Registered in England.

Registered No: 48839

9913845

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Barclays PLC BARCLAYS
Proxy Form for the Annual General Meeting (AGM)
The AGM will be held at the Royal Festival Hall, Southbank Centre,
Belvedere Road, London SE1 8XX on Thursday, 23 April 2015 at 11:00am
Voting ID:
You can vote your Barclays shares online at
Barclays.com/investorrelations/vote
Task ID:
or
Shareholder Reference Number:
You can vote your Barclays shares by completing and sending this form back in the enclosed pre-paid envelope. Before completing this form, please read the explanatory notes on the rear.
I/We hereby appoint the Chairman of the meeting, or as my/our proxy to attend, speak and vote on my/our behalf at the AGM of Barclays PLC (the Company) to be held on Thursday, 23 April 2015 and at any adjournment of that meeting.
Resolutions
The full wording of the resolutions and biographical details of all Directors standing for appointment and reappointment at the 2015 AGM are in the Notice of Annual General Meeting which has been sent to you with this form. Please write an X in the For, Against or Vote Withheld box for each resolution below. If you do not complete the boxes below, the person you appoint as proxy can decide whether, and how, he or she votes in relation to any matter which is properly put before the meeting.
Important: fold along this line
For Against Vote Withheld
1. To receive the Reports of the Directors and Auditors and the audited accounts for the year ended 31 December 2014.
2. To approve the Directors’ Remuneration Report (other than the part containing the abridged Directors’ Remuneration Policy) for the year ended 31 December 2014.
3. To appoint Crawford Gillies as a Director of the Company.
4. To appoint John McFarlane as a Director of the Company.
5. To reappoint Mike Ashley as a Director of the Company.
6. To reappoint Tim Breedon as a Director of the Company.
7. To reappoint Reuben Jeffery III as a Director of the Company.
8. To reappoint Antony Jenkins as a Director of the Company.
9. To reappoint Wendy Lucas-Bull as a Director of the Company.
10. To reappoint Tushar Morzaria as a Director of the Company.
11. To reappoint Dambisa Moyo as a Director of the Company.
12. To reappoint Frits van Paasschen as a Director of the Company.
13. To reappoint Sir Michael Rake as a Director of the Company.
14. To reappoint Steve Thieke as a Director of the Company.
15. To reappoint Diane de Saint Victor as a Director of the Company.
For Against Vote Withheld
16. To reappoint PricewaterhouseCoopers LLP as Auditors of the Company.
17. To authorise the Directors to set the remuneration of the Auditors.
18. To authorise the Company and its subsidiaries to make political donations and incur political expenditure.
19. To authorise the Directors to allot shares and equity securities.
20. To authorise the Directors to allot equity securities for cash or to sell treasury shares other than on a pro rata basis to shareholders.
21. To authorise the Directors to allot equity securities in relation to the issuance of contingent Equity Conversion Notes.
22. To authorise the Directors to allot equity securities for cash other than on a pro rata basis to shareholders in relation to the issuance of contingent Equity Conversion Notes.
23. To authorise the Company to purchase its own shares.
24. To authorise the Directors to call general meetings (other than an AGM) on not less than 14 clear days’ notice.
Please indicate with an X if this Proxy Form is one of multiple instructions being given. Please refer to note 4 overleaf.
Signature(s)
Date
Please note that your votes must be received by our Registrar no later than 11:00am on Tuesday, 21 April 2015.
2674-151-S
Barclays PLC. Registered in England. Registered No. 48839. Registered office: 1 Churchill Place, London E14 5HP
++++

++++
Barclays PLC BARCLAYS
Attendance Card
The AGM will be held at the Royal Festival Hall, Southbank Centre,
Belvedere Road, London SE1 8XX on Thursday, 23 April 2015 at 11:00am
Clear space
Information for shareholders attending the 2015 AGM
If you plan to attend the AGM, please bring this card with you. Doors open at 9:30am. Please allow at least 20 minutes for registration. You will be given full instructions on what to do with this card at the appropriate time during the meeting.
Travelling to the AGM
The nearest tube stations are Waterloo on the Bakerloo, Northern, Jubilee and Waterloo & City lines, Embankment on the District and Circle lines and Charing Cross on the Northern and Bakerloo lines. The nearest overground train stations are Waterloo and Charing Cross. Buses stop on Waterloo Bridge, York Road, Belvedere Road and Stamford Street.
Strand
Temple
Victoria Embankment
Charing
Cross
Embankment
Waterloo Bridge
River Thames
Blackfriars Bridge
Royal
Festival
Hall
Upper Ground
Westminster
River Thames
Belvedere Road
York Road
Stamford Street
Waterloo Road
Waterloo
The Cut
Waterloo East
Southwark
How to ask a question at the AGM
If you intend to ask a question relating to the business of the meeting
You should register your question at one of the Question Registration Points in the Exhibition Area before the meeting starts. You can also register your question once the AGM has started at the Question Registration Point outside the meeting room. Any questions raised but not answered at the meeting will be reviewed personally by the Chairman following the meeting and a reply will be sent out to you within 14 days.
If you would like to ask a question about a personal customer matter
You should go to the Customer Relations Point in the Exhibition Area. This is staffed by Senior Customer Relations personnel who will be available before, during and after the meeting.
If you have a question about your personal shareholding
If you would like to ask a question about your personal shareholding you should go to the Shareholder Enquiry Point in the Exhibition Area. This is staffed by our Registrar and Barclays Stockbrokers and will be open both before and after the AGM.
Barclays PLC. Registered in England.
Registered No. 48839. Registered office: 1 Churchill Place, London E14 5HP
Important information
How we want to communicate with you
Shareholder Reference Number
We would like to take this opportunity to find out how you want us to communicate with you. Please see the options below. Please note that we will not send paper shareholder documents to you unless you have positively told us that you would like to receive them.
Your options
1. Email If you would like to receive an email to tell you when shareholder information is available on the website and when you can vote online, please join Shareview at www.shareview.co.uk. Please see overleaf for more information about how to join.
2. Website If you do not want to receive hard copy documents you do not need to take any further action. We will notify you by letter when the information is available to view on our website and when you can vote online.
2674-153-S
3. Paper If you would like to continue to receive paper documentation, please tell us which of the following documents you would like to receive and return the form to our Registrar in the enclosed pre-paid envelope. If both boxes are ticked, we will only send a Strategic Report to you.
Strategic Report: This document is about 40 pages long and gives you a clear overview of our company and its financial position. Full Annual Report: This document is about 350 pages long and gives you very detailed financial and other information.
If you have told us in the last 12 months how you would like us to communicate with you, you do not need to take any action.
Please note that Barclays reserves the right to send you shareholder information by post should we feel it is appropriate.

Barclays PLC
Poll card for the Annual General Meeting (AGM)
The AGM will be held at the Royal Festival Hall, Southbank Centre,
Belvedere Road, London SE1 8XX on Thursday, 23 April 2015 at 11:00am
BARCLAYS
This card should only be completed during the meeting
Holders of ordinary shares as well as proxies and authorised representatives of corporations are entitled to vote.
Please write an X in the For, Against or Vote Withheld box for each resolution below. If you wish to cast your votes partly For, partly Against or partly Vote Withheld a resolution, you should write the number of votes cast For, Against or Vote Withheld in the appropriate box.
Signature(s)
Date
Resolutions
For Against Vote Withheld
1. To receive the Reports of the Directors and Auditors and the audited accounts for the year ended 31 December 2014.
2. To approve the Directors’ Remuneration Report (other than the part containing the abridged Directors’ Remuneration Policy) for the year ended 31 December 2014.
3. To appoint Crawford Gillies as a Director of the Company.
4. To appoint John McFarlane as a Director of the Company.
5. To reappoint Mike Ashley as a Director of the Company.
6. To reappoint Tim Breedon as a Director of the Company.
7. To reappoint Reuben Jeffery III as a Director of the Company.
8. To reappoint Antony Jenkins as a Director of the Company.
9. To reappoint Wendy Lucas-Bull as a Director of the Company.
10. To reappoint Tushar Morzaria as a Director of the Company.
11. To reappoint Dambisa Moyo as a Director of the Company.
12. To reappoint Frits van Paasschen as a Director of the Company.
13. To reappoint Sir Michael Rake as a Director of the Company.
14. To reappoint Steve Thieke as a Director of the Company.
15. To reappoint Diane de Saint Victor as a Director of the Company.
For Against Vote Withheld
16. To reappoint PricewaterhouseCoopers LLP as Auditors of the Company.
17. To authorise the Directors to set the remuneration of the Auditors.
18. To authorise the Company and its subsidiaries to make political donations and incur political expenditure.
19. To authorise the Directors to allot shares and equity securities.
20. To authorise the Directors to allot equity securities for cash or to sell treasury shares other than on a pro rata basis to shareholders.
21. To authorise the Directors to allot equity securities in relation to the issuance of contingent Equity Conversion Notes.
22. To authorise the Directors to allot equity securities for cash other than on a pro rata basis to shareholders in relation to the issuance of contingent Equity Conversion Notes.
23. To authorise the Company to purchase its own shares.
24. To authorise the Directors to call general meetings (other than an AGM) on not less than 14 clear days’ notice.
Barclays PLC. Registered in England. Registered No. 48839. Registered office: 1 Churchill Place, London E14 5HP
To join Shareview, please follow these 3 easy steps:
We encourage shareholders to join Shareview. We send Shareview members regular, up to date information about their shareholding and Barclays directly to their inbox. You can also vote your Barclays shares online.
Step 1
Go to shareview.co.uk
Step 2
Register for electronic communications by following the instructions on screen
Step 3
You will be sent an activation code in the post the next working day
If you have any questions, please contact our Registrar.

Barclays PLC
Explanatory notes
BARCLAYS
1. Voting
If you want to attend and vote at the Barclays AGM, you must be entered on the Company’s register of members by no later than 6:00pm on Tuesday, 21 April 2015, or if the meeting is adjourned, no later than 6:00pm two days before the time fixed for the adjourned meeting.
2. Vote online
You can appoint a proxy to vote your shares online at
Barclays.com/investorrelations/vote. To log on you will need your Voting ID, Task ID and Shareholder Reference Number which are printed on the front of this form. Alternatively, you can join Shareview (details below). Your votes must be registered by no later than 11:00am on Tuesday, 21 April 2015.
3. Proxy
You are entitled to attend, speak and vote at the AGM or you can appoint one or more people (called proxies) to attend, speak and vote on your behalf. A proxy need not be a Barclays shareholder but must attend the meeting in person.
Write the full name of the person you have chosen as your proxy in the box on the Proxy Form unless you wish to appoint the Chairman of the meeting. If no name is inserted, the Chairman of the meeting will be authorised to vote on your behalf.
Unless you complete the Proxy Form to show how you want them to vote, your proxy or proxies can vote, or not vote, as they see fit, on any matter which is put before the meeting.
4. Multiple proxies
You can appoint more than one proxy, but if more than one proxy is appointed, each proxy must be appointed to exercise the rights attached to different shares. To appoint more than one proxy, please photocopy the Proxy Form and indicate the number of shares that you are authorising them to act as your proxy for. Mark the box on the Proxy Form to show that you have appointed more than one proxy.
5. Revoking your proxy
If you complete the Proxy Form to appoint a proxy or proxies, this will not stop you from attending and voting at the meeting if you later find you are able to do so.
6. Authority and timing
To be valid, you must return this Proxy Form, together with a certified copy of the power of attorney or other authority (if any) under which it is executed, to Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 8JF United Kingdom, in the pre-paid envelope provided, so that it is received by no later than 11:00am on Tuesday, 21 April 2015.
7. Joint shareholders
The signature of any one of the joint holders will be enough to appoint either the Chairman or one or more proxies to attend, speak and vote at the meeting.
8. Vote Withheld
The ‘Vote Withheld’ option is given to enable you to abstain on any particular resolution. The ‘Vote Withheld’ is not a vote in law and will not be counted in the calculation of the proportion of votes ‘For’ or ‘Against’ a resolution.
9. Corporate shareholders
In the case of a corporation, this proxy must be given under its common seal or be signed on its behalf by an officer of the company, an attorney for the company or other persons authorised to sign.
If you are attending as a representative of a shareholder that is a corporation, you will need to show our Registrars evidence that you have been properly appointed as a corporate representative to gain entry to the AGM.
10. Euroclear electronic proxy appointment service (CREST)
If you are a user of the CREST system (including a CREST Personal Member), you may appoint one or more proxies or give an instruction to a proxy by having an appropriate CREST message transmitted. To be valid, the CREST message must be received by the receiving agent (ID RA19) no later than 11:00am on Tuesday, 21 April 2015. For this purpose the time of receipt will be taken to be the time (as determined by the timestamp generated by the CREST system) from which the receiving agent is able to retrieve the message. After this time, changes of instructions to proxies appointed through CREST should be communicated to the proxy by other means. If you are a CREST personal member or other CREST sponsored member, you should contact your CREST sponsor for help with appointing proxies via CREST. For further information on CREST procedures, limitations and system timings, please refer to the CREST Manual (available via www.euroclear.com). The Company may treat as invalid a proxy appointment sent by CREST in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.
Contact our Registrar by:
Web
www.shareview.co.uk
Telephone
0871 384 2055* (in the UK)
+44 121 415 7004 (from overseas)
Postal address
Equiniti
Aspect House, Spencer Road, Lancing,
West Sussex BN99 6DA United Kingdom
*Calls cost 8p per minute plus network extras. Lines open 8:30am to 5:30pm Monday to Friday, excluding public holidays.
Barclays PLC. Registered in England. Registered No. 48839. Registered office: 1 Churchill Place, London E14 5HP

Barclays PLC Sharestore
Proxy Form for the Annual General Meeting (AGM)
The AGM will be held at the Royal Festival Hall, Southbank Centre,
Belvedere Road, London SE1 8XX on Thursday, 23 April 2015 at 11:00am
BARCLAYS
+
Voting ID:
You can vote your Barclays shares online at
Barclays.com/investorrelations/vote
Task ID:
or
Sharestore Reference Number:
+
You can vote your Barclays shares by completing and sending this form back in the enclosed pre-paid envelope. Before completing this form, please read the explanatory notes on the rear.
I/We hereby instruct Equiniti Corporate Nominees Limited to appoint the Chairman of the meeting, or to attend, speak and vote on my/our behalf at the AGM of Barclays PLC (the Company) to be held on Thursday, 23 April 2015 and at any adjournment of that meeting.
Resolutions
The full wording of the resolutions and biographical details of all Directors standing for appointment and reappointment at the 2015 AGM are in the Notice of Annual General Meeting which has been sent to you with this form. Please write an X in the For, Against or Vote Withheld box for each resolution below. If you do not complete the boxes below, the person you appoint as proxy can decide whether, and how, he or she votes in relation to any matter which is properly put before the meeting.
Important: fold along this line
For Against Vote Withheld
1. To receive the Reports of the Directors and Auditors and the audited accounts for the year ended 31 December 2014.
2. To approve the Directors’ Remuneration Report (other than the part containing the abridged Directors’ Remuneration Policy) for the year ended 31 December 2014.
3. To appoint Crawford Gillies as a Director of the Company.
4. To appoint John McFarlane as a Director of the Company.
5. To reappoint Mike Ashley as a Director of the Company.
6. To reappoint Tim Breedon as a Director of the Company.
7. To reappoint Reuben Jeffery III as a Director of the Company.
8. To reappoint Antony Jenkins as a Director of the Company.
9. To reappoint Wendy Lucas-Bull as a Director of the Company.
10. To reappoint Tushar Morzaria as a Director of the Company.
11. To reappoint Dambisa Moyo as a Director of the Company.
12. To reappoint Frits van Paasschen as a Director of the Company.
13. To reappoint Sir Michael Rake as a Director of the Company.
14. To reappoint Steve Thieke as a Director of the Company.
15. To reappoint Diane de Saint Victor as a Director of the Company.
For Against Vote Withheld
16. To reappoint PricewaterhouseCoopers LLP as Auditors of the Company.
17. To authorise the Directors to set the remuneration of the Auditors.
18. To authorise the Company and its subsidiaries to make political donations and incur political expenditure.
19. To authorise the Directors to allot shares and equity securities.
20. To authorise the Directors to allot equity securities for cash or to sell treasury shares other than on a pro rata basis to shareholders.
21. To authorise the Directors to allot equity securities in relation to the issuance of contingent Equity Conversion Notes.
22. To authorise the Directors to allot equity securities for cash other than on a pro rata basis to shareholders in relation to the issuance of contingent Equity Conversion Notes.
23. To authorise the Company to purchase its own shares.
24. To authorise the Directors to call general meetings (other than an AGM) on not less than 14 clear days’ notice.
Please indicate with an X if this Proxy Form is one of multiple instructions being given. Please refer to note 4 overleaf.
Signature(s)
Date
Please note that your votes must be received by Equiniti no later than 11:00am on Tuesday, 21 April 2015.
2674-152-S
+
Equiniti Financial Services Limited. Registered in England and Wales. Registered No. 6208699. Registered office: Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA, United Kingdom. Barclays PLC. Registered in England. Registered No. 48839. Registered office: 1 Churchill Place, London E14 5HP
+

Barclays PLC Sharestore
Attendance Card
The AGM will be held at the Royal Festival Hall, Southbank Centre,
Belvedere Road, London SE1 8XX on Thursday, 23 April 2015 at 11:00am
BARCLAYS
Clear space
Information for shareholders
attending the 2015 AGM
If you plan to attend the AGM,
please bring this card with you.
Doors open at 9:30am. Please allow
at least 20 minutes for registration.
You will be given full instructions
on what to do with this card at the
appropriate time during the meeting.
Travelling to the AGM
The nearest tube stations are Waterloo on the Bakerloo, Northern, Jubilee and Waterloo & City lines, Embankment on the District and Circle lines and Charing Cross on the Northern and Bakerloo lines. The nearest overground train stations are Waterloo and Charing Cross. Buses stop on Waterloo Bridge, York Road, Belvedere Road and Stamford Street.
Strand
Temple
Victoria Embankment
Charing
Cross
Embankment
Waterloo Bridge
River Thames
Blackfriars Bridge
Royal
Festival
Hall
Upper Ground
Westminster
River Thames
Belvedere Road
York Road
Stamford Street
Waterloo Road
Waterloo
The Cut
Waterloo East
Southwark
How to ask a question at the AGM
If you intend to ask a question relating to the business of the meeting
You should register your question at one of the Question Registration Points in the Exhibition Area before the meeting starts. You can also register your question once the AGM has started at the Question Registration Point outside the meeting room. Any questions raised but not answered at the meeting will be reviewed personally by the Chairman after the AGM and a reply will be sent out to you within 14 days.
If you would like to ask a question about a personal customer matter
You should go to the Customer Relations Point in the Exhibition Area. This is staffed by Senior Customer Relations personnel who will be available before, during and after the meeting.
If you have a question about your personal shareholding
If you would like to ask a question about your personal shareholding you should go to the Shareholder Enquiry Point in the Exhibition Area. This is staffed by Equiniti and Barclays Stockbrokers and will be open both before and after the AGM.
Equiniti Financial Services Limited. Registered in England and Wales. Registered No. 6208699. Registered office: Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA, United Kingdom. Barclays PLC. Registered in England.
Registered No. 48839. Registered office: 1 Churchill Place, London E14 5HP
+ Important information
+
How we want to communicate with you
Sharestore Reference Number
2674-154-S
We would like to take this opportunity to find out how you want us to communicate with you. Please see the options below. Please note that we will not send paper shareholder documents to you unless you have positively told us that you would like to receive them.
Your options
1. Email If you would like to receive an email to tell you when shareholder information is available on the website and when you can vote online, please join Shareview at www.shareview.co.uk. Please see overleaf for more information about how to join.
+ 2. Website If you do not want to receive hard copy documents you do not need to take any further action. You can view information on our website.
3. Paper If you would like to continue to receive paper documentation, please tell us which of the following documents you would like to receive and return the form to Equiniti in the enclosed pre-paid envelope. If both boxes are ticked, we will only send a Strategic Report to you.
Strategic Report: This document is about 40 pages long and gives you a clear overview of our company and its financial position. Full Annual Report: This document is about 350 pages long and gives you very detailed financial and other information.
If you have told us in the last 12 months how you would like us to communicate with you, you do not need to take any action.
Please note that Barclays reserves the right to send you shareholder information by post should we feel it is appropriate.
+

Barclays PLC Sharestore
Poll card for the Annual General Meeting (AGM)
The AGM will be held at the Royal Festival Hall, Southbank Centre,
Belvedere Road, London SE1 8XX on Thursday, 23 April 2015 at 11:00am
BARCLAYS
This card should only be completed during the meeting
Members of Barclays Sharestore, their proxies and authorised representatives of corporations are entitled to vote.
Please write an X in the For, Against or Vote Withheld box for each resolution below. If you wish to cast your votes partly For, partly Against or partly Vote Withheld a resolution, you should write the number of votes cast For, Against or Vote Withheld in the appropriate box.
Signature(s)
Date
Resolutions
For Against Vote Withheld
1. To receive the Reports of the Directors and Auditors and the audited accounts for the year ended 31 December 2014.
2. To approve the Directors’ Remuneration Report (other than the part containing the abridged Directors’ Remuneration Policy) for the year ended 31 December 2014.
3. To appoint Crawford Gillies as a Director of the Company.
4. To appoint John McFarlane as a Director of the Company.
5. To reappoint Mike Ashley as a Director of the Company.
6. To reappoint Tim Breedon as a Director of the Company.
7. To reappoint Reuben Jeffery III as a Director of the Company.
8. To reappoint Antony Jenkins as a Director of the Company.
9. To reappoint Wendy Lucas-Bull as a Director of the Company.
10. To reappoint Tushar Morzaria as a Director of the Company.
11. To reappoint Dambisa Moyo as a Director of the Company.
12. To reappoint Frits van Paasschen as a Director of the Company.
13. To reappoint Sir Michael Rake as a Director of the Company.
14. To reappoint Steve Thieke as a Director of the Company.
15. To reappoint Diane de Saint Victor as a Director of the Company.
For Against Vote Withheld
16. To reappoint PricewaterhouseCoopers LLP as Auditors of the Company.
17. To authorise the Directors to set the remuneration of the Auditors.
18. To authorise the Company and its subsidiaries to make political donations and incur political expenditure.
19. To authorise the Directors to allot shares and equity securities.
20. To authorise the Directors to allot equity securities for cash or to sell treasury shares other than on a pro rata basis to shareholders.
21. To authorise the Directors to allot equity securities in relation to the issuance of contingent Equity Conversion Notes.
22. To authorise the Directors to allot equity securities for cash other than on a pro rata basis to shareholders in relation to the issuance of contingent Equity Conversion Notes.
23. To authorise the Company to purchase its own shares.
24. To authorise the Directors to call general meetings (other than an AGM) on not less than 14 clear days’ notice.
Equiniti Financial Services Limited. Registered in England and Wales. Registered No. 6208699. Registered office: Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA, United Kingdom. Barclays PLC. Registered in England. Registered No. 48839. Registered office: 1 Churchill Place, London E14 5HP
To join Shareview, please follow these 3 easy steps:
We encourage shareholders to join Shareview. We send Shareview members regular, up to date information about their shareholding and Barclays directly to their inbox. You can also vote your Barclays shares online.
Step 1
Go to shareview.co.uk
Step 2
Register for electronic communications by following the instructions on screen
Step 3
You will be sent an activation code in the post the next working day
If you have any questions, please contact Equiniti.

Barclays PLC Sharestore
Explanatory notes
BARCLAYS
1. Voting
If you want to attend and vote at the Barclays AGM, you must be entered on the Barclays Sharestore register of members by no later than 6:00pm on Tuesday, 21 April 2015, or if the meeting is adjourned, no later than 6:00pm two days before the time fixed for the adjourned meeting.
2. Vote online
You can appoint a proxy to vote your shares online at
Barclays.com/investorrelations/vote. To log on you will need your Voting ID, Task ID and Sharestore Reference Number which are printed on the front of this form. Alternatively, you can join Shareview (details below). Your votes must be registered by no later than 11:00am on Tuesday, 21 April 2015.
3. Proxy
You are entitled to attend, speak and vote at the AGM or you can appoint one or more people (called proxies) to attend, speak and vote on your behalf. A proxy need not be a Barclays shareholder but must attend the meeting in person.
Write the full name of the person you have chosen as your proxy in the box on the Proxy Form unless you wish to appoint the Chairman of the meeting. If no name is inserted, the Chairman of the meeting will be authorised to vote on your behalf.
Unless you complete the Proxy Form to show how you want them to vote, your proxy or proxies can vote, or not vote, as they see fit, on any matter which is put before the meeting.
4. Multiple proxies
You can appoint more than one proxy, but if more than one proxy is appointed, each proxy must be appointed to exercise the rights attached to different shares. To appoint more than one proxy, please photocopy the Proxy Form and indicate the number of shares that you are authorising them to act as your proxy for. Mark the box on the Proxy Form to show that you have appointed more than one proxy.
5. Revoking your proxy
If you complete the Proxy Form to appoint a proxy or proxies, this will not stop you from attending and voting at the meeting if you later find you are able to do so.
6. Authority and timing
To be valid, you must return this Proxy Form, together with a certified copy of the power of attorney or other authority (if any) under which it is executed, to Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 8JF United Kingdom, in the pre-paid envelope provided, so that it is received by no later than 11:00am on Tuesday, 21 April 2015.
7. Joint Sharestore members
The signature of any one of the joint holders will be enough to appoint either the Chairman or one or more proxies to attend, speak and vote at the meeting.
8. Vote Withheld
The ‘Vote Withheld’ option is given to enable you to abstain on any particular resolution. The ‘Vote Withheld’ is not a vote in law and will not be counted in the calculation of the proportion of votes ‘For’ or ‘Against’ a resolution.
9. Corporate Sharestore members
In the case of a corporation, this proxy must be given under its common seal or be signed on its behalf by an officer of the company, an attorney for the company or other persons authorised to sign.
If you are attending as a representative of a shareholder that is a corporation, you will need to show Equiniti evidence that you have been properly appointed as a corporate representative to gain entry to the AGM.
Contact Equiniti by:
Web
www.shareview.co.uk
Telephone
0871 384 2055* (in the UK)
+44 121 415 7004 (from overseas)
Postal address
Equiniti
Aspect House, Spencer Road, Lancing,
West Sussex BN99 6DA United Kingdom
*Calls cost 8p per minute plus network extras. Lines open 8:30am to 5:30pm Monday to Friday, excluding public holidays.
Equiniti Financial Services Limited. Registered in England and Wales. Registered No. 6208699. Registered office: Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA, United Kingdom.
Barclays PLC. Registered in England. Registered No. 48839. Registered office: 1 Churchill Place, London E14 5HP